Form 10-K, Exhibit 13
period 1993-12-31
NUCOR CORP
filed 1994-03-24
CIK 73309

ANALYSIS OF
OPERATIONS
AND FINANCES
OPERATIONS
  The increases in 1993 and 1992 sales resulted primarily from increased volume. Substantially all of the decrease in 1991 sales resulted from decreased sales prices. The major component of cost of products sold is raw material costs. The average price of raw materials increased by 15% in 1993, decreased by less than 5% in 1992, and decreased about 10% in 1991. The major components of marketing, administrative and other expenses are freight and profit sharing costs. Unit freight costs decreased by about 5% in 1993, decreased by less than 5% in 1992, and increased by about 5% in 1991. Profit sharing costs increased by about 70% in 1993, increased by about 60% in 1992, and decreased about 40% in 1991. Profit sharing costs are based upon and fluctuate with pre-tax earnings.
  Interest expense is reduced by interest income from short-term investments. The 1993 and 1992 increases resulted from increased borrowings. The 1991 decrease resulted primarily from decreased borrowings.
  The statutory rate for federal income taxes was 35% in 1993 and 34% in 1992 and 1991.
  The increase in 1993 net earnings resulted primarily from increased sales and margins, due to increased sales volume and increased average prices. The increase in 1992 earnings resulted primarily from increased sales and margins, due largely to increased sales volume. The decrease in 1991 net earnings resulted from decreased sales and margins, due largely to decreased average sales prices.
LIQUIDITY AND
CAPITAL RESOURCES
  In 1993, working capital increased about 7% to $118 million due primarily to increased earnings and a decrease in capital expenditures. The current ratio was
1.3 in 1993, 1.4 in 1992, and 1.5 in 1991.
  The increase in 1993 inventories was due primarily to increased prices. The increase in 1992 inventories was due primarily to new facilities. The increase in 1991 inventories was due to large planned increases in the quantity of raw materials, and quantity increases in finished products due to increased steel production levels and customers requirements for just-in-time deliveries.
  Capital expenditures were $364 million in 1993, $379 million in 1992, and $218 million in 1991. Capital expenditures are currently projected to be more than $200 million in 1994. Funds provided from operations, existing credit facilities and new borrowings are expected to be adequate to meet future capital expenditure and working capital requirements.
  Net long-term debt borrowings were $106 million in 1993, compared with $172 million in 1992, and $44 in 1991. Unused long-term credit facilities total $270 million at the end of 1993 ($169 million of which support outstanding short-term notes). The percentage of long-term debt to total capital was 25% in 1993, 21% in 1992, and 8% in 1991.
12

SIX-YEAR                                            1993               1992               1991               1990               1989
FINANCIAL REVIEW
FOR THE YEAR
Net sales............................   $  2,253,738,311   $  1,619,234,876   $  1,465,456,566   $  1,481,630,011   $  1,269,007,472
Costs and expenses:
  Cost of products sold..............      1,965,847,476      1,417,376,345      1,302,744,052      1,293,082,950      1,105,248,906
  Marketing, administrative
    and other expenses...............         87,582,891         76,796,340         66,986,699         70,461,830         66,990,065
  Interest expense (income)..........         13,198,337          7,736,488            (90,684)         6,869,970         11,132,657
                                           2,066,628,704      1,501,909,173      1,369,640,067      1,370,414,750      1,183,371,628
Earnings from operations
  before federal income taxes........        187,109,607        117,325,703         95,816,499        111,215,261         85,635,844
Federal income taxes.................         63,600,000         38,100,000         31,100,000         36,150,000         27,800,000
Earnings from operations.............        123,509,607         79,225,703         64,716,499         75,065,261         57,835,844
Gain on sale of subsidiary...........                 --                 --                 --                 --                 --
Net earnings.........................        123,509,607         79,225,703         64,716,499         75,065,261         57,835,844
Earnings per share:
  Earnings per share
    from operations..................               1.42                .92                .75                .88                .68
  Gain per share
    on sale of subsidiary............                 --                 --                 --                 --                 --
  Net earnings per share.............               1.42                .92                .75                .88                .68
Dividends declared per share.........                .16                .14                .13                .12                .11
Percentage of earnings
  from operations to sales...........               5.5%               4.9%               4.4%               5.1%               4.6%
Percentage of earnings from
  operations to average equity.......              14.6%              10.6%               9.5%              12.1%              10.4%
Capital expenditures.................        364,160,462        379,124,386        217,721,085         56,753,994        130,200,982
Depreciation.........................        122,265,448         97,779,468         93,577,626         84,960,263         76,571,240
Sales per employee...................            384,105            283,455            264,046            271,859            241,716
AT YEAR END
Current assets.......................       $468,231,882       $381,616,740      $334,293,244       $312,637,486       $280,033,934
Current liabilities..................       350,490,781        271,971,686        229,166,248        202,789,294        193,560,545
Working capital......................       117,741,101        109,645,054        105,126,996        109,848,192         86,473,389
  Current ratio......................               1.3                1.4                1.5                1.5                1.4
Property, plant and equipment........     1,361,036,440      1,125,765,515        847,283,554        723,248,574        753,797,578
Total assets.........................     1,829,268,322      1,507,382,255      1,181,576,798      1,035,886,060      1,033,831,512
Long-term debt.......................       352,250,000        246,750,000         72,778,000         28,777,000        155,981,500
  Percentage of debt to capital......             25.2%              21.1%               8.0%               3.7%              19.0%
Stockholders' equity.................       902,166,939        784,230,713        711,608,991        652,757,216        584,445,479
  Per share..........................             10.36               9.04               8.23               7.59               6.83
Shares outstanding...................        87,073,478         86,736,700         86,417,804         85,950,696         85,598,480
Stockholders.........................            33,000             29,000             27,000             27,000             25,000
Employees............................             5,900              5,800              5,600              5,500              5,400
SIX-YEAR                                            1988
FINANCIAL REVIEW
FOR THE YEAR
Net sales............................   $  1,061,364,009
Costs and expenses:
  Cost of products sold..............        889,140,323
  Marketing, administrative
    and other expenses...............         62,083,752
  Interest expense (income)..........          2,558,914
                                             953,782,989
Earnings from operations
  before federal income taxes........        107,581,020
Federal income taxes.................         36,700,000
Earnings from operations.............         70,881,020
Gain on sale of subsidiary...........         38,558,822
Net earnings.........................        109,439,842
Earnings per share:
  Earnings per share
    from operations..................                .84
  Gain per share
    on sale of subsidiary............                .45
  Net earnings per share.............               1.29
Dividends declared per share.........                .10
Percentage of earnings
  from operations to sales...........               6.7%
Percentage of earnings from
  operations to average equity.......              15.4%
Capital expenditures.................        345,632,411
Depreciation.........................         56,264,631
Sales per employee...................            218,838
AT YEAR END
Current assets.......................      $247,758,616
Current liabilities..................       216,107,302
Working capital......................        31,651,314
  Current ratio......................               1.1
Property, plant and equipment........       701,903,094
Total assets.........................       949,661,710
Long-term debt.......................       113,248,500
  Percentage of debt to capital......             15.8%
Stockholders' equity.................       532,281,449
  Per share..........................              6.25
Shares outstanding...................        85,150,764
Stockholders.........................            28,000
Employees............................             5,100

                                                                    Year Ended
CONSOLIDATED STATEMENTS OF EARNINGS                               December 31,                1993                 1992
Net sales.......................................................................      $2,253,738,311       $1,619,234,876
Costs and expenses:
  Cost of products sold.........................................................       1,965,847,476        1,417,376,345
  Marketing, administrative and other expenses..................................          87,582,891           76,796,340
  Interest expense (income) (Note 7)............................................          13,198,337            7,736,488
                                                                                       2,066,628,704        1,501,909,173
Earnings before federal income taxes............................................         187,109,607          117,325,703
  Federal income taxes (Note 8).................................................          63,600,000           38,100,000
Net earnings....................................................................      $  123,509,607       $   79,225,703
  Net earnings per share (Note 6)...............................................      $         1.42       $          .92


CONSOLIDATED STATEMENTS OF EARNINGS                                                         1991
Net sales.......................................................................  $1,465,456,566
Costs and expenses:
  Cost of products sold.........................................................   1,302,744,052
  Marketing, administrative and other expenses..................................      66,986,699
  Interest expense (income) (Note 7)............................................         (90,684)
                                                                                   1,369,640,067
Earnings before federal income taxes............................................      95,816,499
  Federal income taxes (Note 8).................................................      31,100,000
Net earnings....................................................................  $   64,716,499
  Net earnings per share (Note 6)...............................................  $          .75

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                                 Treasury
                                                                                                                   Stock
                                                                              Additional                            (AT
                                                    Common Stock                 Paid-in         Retained          COST)
                                                                                 Capital         Earnings
                                                 Shares          Amount
                                                                                                                    Shares
Balance, December 31, 1990............       22,039,436     $ 8,815,775      $37,669,232     $624,662,995          551,762
Net earnings in 1991..................                                                         64,716,499
Employee stock options................          107,716          43,086        4,563,294
Employee stock compensation
  and service awards..................            4,141           1,656          581,816                            (4,920)
Cash dividends ($.13 per share).......                                                        (11,218,552)
Balance, December 31, 1991............       22,151,293       8,860,517       42,814,342      678,160,942          546,842
Net earnings in 1992..................                                                         79,225,703
2-for-1 stock split...................       22,186,131       8,874,452       (8,874,452)                          545,532
Employee stock options................          111,726          44,691        4,476,934
Employee stock compensation
  and service awards..................           10,787           4,315          997,390                            (3,235)
Treasury stock acquired...............                                                                               2,448
Cash dividends ($.14 per share).......                                                        (12,126,849)
Balance, December 31, 1992............       44,459,937      17,783,975       39,414,214      745,259,796        1,091,587
Net earnings in 1993..................                                                        123,509,607
2-for-1 stock split...................       44,576,836      17,830,734      (17,830,734)                        1,088,717
Employee stock options................          171,895          68,758        5,615,506
Employee stock compensation
  and service awards..................           44,388          17,755        2,714,691                            (6,090)
Treasury stock acquired...............                                                                               5,364
Cash dividends ($.16 per share).......                                                        (13,911,932)
BALANCE, DECEMBER 31, 1993............       89,253,056     $35,701,222      $29,913,677     $854,857,471        2,179,578

                                             Amount
Balance, December 31, 1990............  $18,390,786
Net earnings in 1991..................
Employee stock options................
Employee stock compensation
  and service awards..................     (163,976)
Cash dividends ($.13 per share).......
Balance, December 31, 1991............   18,226,810
Net earnings in 1992..................
2-for-1 stock split...................
Employee stock options................
Employee stock compensation
  and service awards..................      (75,750)
Treasury stock acquired...............       76,212
Cash dividends ($.14 per share).......
Balance, December 31, 1992............   18,227,272
Net earnings in 1993..................
2-for-1 stock split...................
Employee stock options................
Employee stock compensation
  and service awards..................      (87,647)
Treasury stock acquired...............      165,806
Cash dividends ($.16 per share).......
BALANCE, DECEMBER 31, 1993............  $18,305,431

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
14

CONSOLIDATED BALANCE SHEETS          December 31,                                                    1993
ASSETS
Current assets:
  Cash and short-term investments......................................                    $   27,254,817
  Accounts receivable (Note 2).........................................                       202,176,241
  Inventories (Note 3).................................................                       215,014,570
  Other current assets.................................................                        23,786,254
    Total current assets...............................................                       468,231,882
Property, plant and equipment (Note 4).................................                     1,361,036,440
                                                                                           $1,829,268,322
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Long-term debt due within one year...................................                    $      200,000
  Accounts payable.....................................................                       165,734,528
  Federal income taxes.................................................                        14,267,152
  Salaries, wages and related accruals.................................                        60,892,849
  Accrued expenses and other current liabilities.......................                       109,396,252
    Total current liabilities..........................................                       350,490,781
Long-term debt due after one year (Note 5).............................                       352,250,000
Deferred credits and other liabilities (Note 8)........................                        81,273,098
Minority interest......................................................                       143,087,504
Stockholders' equity (Note 6):
  Common stock.........................................................                        35,701,222
  Additional paid-in capital...........................................                        29,913,677
  Retained earnings....................................................                       854,857,471
                                                                                              920,472,370
  Treasury stock.......................................................                       (18,305,431)
                                                                                              902,166,939
                                                                                           $1,829,268,322
CONSOLIDATED BALANCE SHEETS          December 31,                                  1992
ASSETS
Current assets:
  Cash and short-term investments......................................  $   25,547,284
  Accounts receivable (Note 2).........................................     132,143,346
  Inventories (Note 3).................................................     206,404,782
  Other current assets.................................................      17,521,328
    Total current assets...............................................     381,616,740
Property, plant and equipment (Note 4).................................   1,125,765,515
                                                                         $1,507,382,255
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Long-term debt due within one year...................................  $      200,000
  Accounts payable.....................................................     119,295,665
  Federal income taxes.................................................      10,458,661
  Salaries, wages and related accruals.................................      48,673,221
  Accrued expenses and other current liabilities.......................      93,344,139
    Total current liabilities..........................................     271,971,686
Long-term debt due after one year (Note 5).............................     246,750,000
Deferred credits and other liabilities (Note 8)........................      63,933,795
Minority interest......................................................     140,496,061
Stockholders' equity (Note 6):
  Common stock.........................................................      17,783,975
  Additional paid-in capital...........................................      39,414,214
  Retained earnings....................................................     745,259,796
                                                                            802,457,985
  Treasury stock.......................................................     (18,227,272)
                                                                            784,230,713
                                                                         $1,507,382,255

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
                                                                             15

                                                            Year Ended
CONSOLIDATED STATEMENTS                                   December 31,                  1993                   1992
OF CASH FLOWS
OPERATING ACTIVITIES:
  Net earnings..........................................................         $123,509,607            $ 79,225,703
  Adjustments:
    Depreciation of plant and equipment.................................          122,265,448              97,779,468
    Deferred federal income taxes.......................................            1,000,000              (3,000,000)
    Minority interest...................................................            9,746,423              23,173,403
    Changes in:
      Accounts receivable...............................................          (70,032,895)            (22,684,906)
      Inventories.......................................................           (8,609,788)            (20,329,998)
      Accounts payable..................................................           46,438,863              25,534,006
      Federal income taxes..............................................            3,808,491                (610,828)
      Other.............................................................           43,666,916              26,322,635
  Cash provided by operating activities.................................          271,793,065             205,409,483
INVESTING ACTIVITIES:
  Capital expenditures..................................................         (364,160,462)           (379,124,386)
  Disposition of plant and equipment....................................            1,303,291               2,124,131
  Cash (used in) investing activities...................................         (362,857,171)           (377,000,255)
FINANCING ACTIVITIES:
  New long-term debt....................................................          105,700,000             183,900,000
  Reduction in long-term debt...........................................             (200,000)            (11,727,000)
  Issuance of common stock..............................................            8,504,357               5,599,080
  Distributions to minority interest....................................           (7,154,980)             (6,725,740)
  Cash dividends........................................................          (13,911,932)            (12,126,849)
  Acquisition of treasury stock.........................................             (165,806)                (76,212)
  Cash provided by financing activities.................................           92,771,639             158,843,279
INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS..................            1,707,533             (12,747,493)
CASH AND SHORT-TERM INVESTMENTS -- BEGINNING OF YEAR....................           25,547,284              38,294,777
CASH AND SHORT-TERM INVESTMENTS -- END OF YEAR..........................         $ 27,254,817            $ 25,547,284

CONSOLIDATED STATEMENTS                                                           1991
OF CASH FLOWS
OPERATING ACTIVITIES:
  Net earnings..........................................................  $ 64,716,499
  Adjustments:
    Depreciation of plant and equipment.................................    93,577,626
    Deferred federal income taxes.......................................    (4,000,000)
    Minority interest...................................................    26,114,147
    Changes in:
      Accounts receivable...............................................    14,797,558
      Inventories.......................................................   (49,431,039)
      Accounts payable..................................................    11,540,063
      Federal income taxes..............................................       418,594
      Other.............................................................    15,662,629
  Cash provided by operating activities.................................   173,396,077
INVESTING ACTIVITIES:
  Capital expenditures..................................................  (217,721,085)
  Disposition of plant and equipment....................................       547,182
  Cash (used in) investing activities...................................  (217,173,903)
FINANCING ACTIVITIES:
  New long-term debt....................................................    46,000,000
  Reduction in long-term debt...........................................    (2,204,500)
  Issuance of common stock..............................................     5,353,828
  Distributions to minority interest....................................    (7,506,800)
  Cash dividends........................................................   (11,218,552)
  Acquisition of treasury stock.........................................            --
  Cash provided by financing activities.................................    30,423,976
INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS..................   (13,353,850)
CASH AND SHORT-TERM INVESTMENTS -- BEGINNING OF YEAR....................    51,648,627
CASH AND SHORT-TERM INVESTMENTS -- END OF YEAR..........................  $ 38,294,777

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1993, 1992, and 1991
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
  Nucor is a manufacturer of steel products.
  The consolidated financial statements include Nucor and all of its subsidiaries. The minority interest in operations of the 51%-owned subsidiary is included in cost of products sold. All significant intercompany transactions are eliminated.
  Short-term investments are recorded at cost plus accrued interest, which approximates market, and generally will be converted into cash within three months.
  Inventories are stated at the lower of cost or market. Cost is determined principally using the last-in, first-out (LIFO) method of accounting.
  Property, plant and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.
  Federal income taxes are provided using the liability method.
  The 1992 financial statements have been reclassified to conform with the 1993 presentation.
2. ACCOUNTS RECEIVABLE:
  Accounts receivable are stated net of the allowance for doubtful accounts of $10,384,904 in 1993 ($6,769,608 in 1992).
3. INVENTORIES:
  Inventories consist of approximately 50% raw materials and supplies, and 50% finished and semi-finished products in 1993 (40% and 60% in 1992). Inventories valued on the last-in, first-out (LIFO) method of accounting represent approximately 85% of total inventories in 1993 (75% in 1992). If the first-in, first-out (FIFO) method of accounting had been used instead of the last-in, first-out (LIFO) method, inventories would have been $67,127,821 higher in 1993 ($29,631,284 higher in 1992).
4. PROPERTY, PLANT AND EQUIPMENT:

                      December 31,              1993              1992
Land and improvements.............    $   41,284,126    $   32,819,257
Buildings and improvements........       180,981,457       154,901,145
Plant machinery and equipment.....     1,470,395,388     1,254,990,986
Office and
 transportation equipment.........        15,769,859        18,737,828
Construction in process
 and equipment deposits...........       112,557,891       112,651,423
                                       1,820,988,721     1,574,100,639
Less accumulated depreciation.....       459,952,281       448,335,124
                                      $1,361,036,440    $1,125,765,515

  The average annual depreciation rate was 8.2% in 1993 (8.1% in 1992 and 8.7% in 1991).
  Nucor is constructing major expansions to its two sheet steel mills, and is constructing a new facility to produce iron carbide. These projects are expected to cost approximately an additional $75,000,000 to complete and to be operational in 1994.
5. LONG-TERM DEBT AND FINANCING ARRANGEMENTS:

                      December 31,              1993              1992
Short-term notes..................      $169,000,000      $191,000,000
Industrial revenue bonds,
 3.1% to 8%,
 due from 1995 to 2023............        83,250,000        51,250,000
Notes of 51%-owned subsidiary.....       100,000,000         4,500,000
                                        $352,250,000      $246,750,000

  Ten banks are committed to lend Nucor a total of $270,000,000 (nothing has been borrowed), with borrowings repayable in 1999. Seven banks are committed to lend Nucor's 51%-owned subsidiary a total of $100,000,000 due in 1999, at variable short-term interest rates ($100,000,000 has been borrowed at a current average interest rate of 3.7%). These commitments cannot be withdrawn unless there is non-compliance under the loan agreements.
  Nucor's financing arrangements are long-term commitments which provide the ability to refinance the short-term notes. Since Nucor intends to refinance these notes, they are classified as long-term debt. The current average interest rate on Nucor's short-term notes is 3.3%.
  Annual aggregate long-term debt maturities are: $250,000 in 1995; $150,000 in 1996; $750,000 in 1997; and $1,250,000 in 1998.
6. CAPITAL STOCK:
  The par value of Nucor's common stock is $.40 per share and there are 100,000,000 shares authorized.
  Nucor's Key Employees' Incentive Stock Option Plans provide that common stock options may be granted to key employees and officers at 100% of the market value on the date of the grant. During 1993, options were granted for 138,381 shares (190,804 in 1992 and 213,968 in 1991); and options for 3,445 shares (9,164 in
1992 and 12,460 in 1991) expired or were canceled. At December 31, 1993, options for 636,374 shares (790,232 in 1992 and 901,720 in 1991) were outstanding at an aggregate price of $15,560,596 ($14,010,507 in 1992 and $13,127,463 in 1991);
options for 569,718 shares (698,176 in 1992 and 792,120 in 1991) were exercisable; and 1,949,472 shares (2,084,408 in 1992 and 2,272,708 in 1991) were reserved for future grants.
  250,000 shares of preferred stock, par value of $4.00 per share, are authorized, with preferences, rights and restrictions as may be fixed by Nucor's Board of Directors. No shares of preferred stock have been issued since their authorization in 1964.
  Nucor's earnings per share of common stock are based on 86,909,345 average shares outstanding in 1993 (86,584,130 in 1992 and 86,239,732 in 1991), and
would not be materially affected if all employee stock options were exercised.
  Net earnings per share, average shares outstanding, dividends declared per share and option shares have been restated to reflect the 2-for-1 stock split in September, 1993.
                                                                             17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
7. INTEREST EXPENSE (INCOME):
  Interest expense is stated net of interest income of $1,118,252 in 1993 ($1,297,373 in 1992 and $2,690,192 in 1991). Interest paid was $10,739,394 in
1993 ($9,142,647 in 1992 and $3,422,549 in 1991).
8. FEDERAL INCOME TAXES:

                                 1993             1992             1991
Currently payable....     $62,600,000      $41,100,000      $35,100,000
Deferred.............       1,000,000       (3,000,000)      (4,000,000)
                          $63,600,000      $38,100,000      $31,100,000

  Deferred federal income tax assets of approximately $77,000,000 in 1993 ($61,000,000 in 1992) relate primarily to differences between financial and tax reporting of inventories and accrued expenses. Deferred federal income tax liabilities of approximately $107,000,000 in 1993 ($90,000,000 in 1992) relate primarily to differences between financial and tax reporting of depreciation. Federal income taxes paid were $57,519,048 in 1993 ($40,823,089 in 1992 and $34,681,406 in 1991).
9. QUARTERLY INFORMATION (UNAUDITED):

                          First         Second          Third         Fourth
                        Quarter        Quarter        Quarter        Quarter
1993
Net sales........  $489,779,167   $564,932,555   $587,280,572   $611,746,017
Gross margin.....    56,071,455     73,213,345     81,083,279     77,522,756
Net earnings.....    21,744,595     30,417,452     34,807,128     36,540,432
Net earnings
 per share.......           .25            .35            .40            .42
1992
Net sales........  $388,416,357   $389,143,772   $423,583,993   $418,090,754
Gross margin.....    42,813,920     46,853,222     53,557,975     58,633,414
Net earnings.....    16,219,704     17,431,112     20,427,088     25,147,799
Net earnings
 per share.......           .19            .20            .24            .29

INDEPENDENT
ACCOUNTANTS
REPORT
COOPERS & LYBRAND
Stockholders and
Board of Directors
Nucor Corporation
Charlotte, North Carolina
  We have audited the accompanying consolidated balance sheets of Nucor Corporation and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of Nucor's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nucor Corporation and subsidiaries as of December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.
(Signature of Coopers & Lybrand)
Charlotte, North Carolina
February 21, 1994
18

BOARD OF DIRECTORS
AND EXECUTIVE MANAGEMENT
BOARD OF DIRECTORS
H. David Aycock
FORMER PRESIDENT,
NUCOR CORPORATION
John D. Correnti
PRESIDENT AND CHIEF OPERATING OFFICER,
NUCOR CORPORATION
James W. Cunningham
FORMER VICE PRESIDENT,
NUCOR CORPORATION

EXECUTIVE MANAGEMENT
EXECUTIVE OFFICES
F. Kenneth Iverson
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
Samuel Siegel
VICE CHAIRMAN, CHIEF FINANCIAL OFFICER,
TREASURER AND SECRETARY
John D. Correnti
PRESIDENT AND CHIEF OPERATING OFFICER
Terry S. Lisenby
VICE PRESIDENT, CORPORATE CONTROLLER

OPERATIONS
A. Jay Bowcutt
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR STEEL DIVISION,
PLYMOUTH, UTAH
James E. Campbell
VICE PRESIDENT, GENERAL MANAGER OF
VULCRAFT DIVISION,
FORT PAYNE, ALABAMA
Jerry V. DeMars
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR FASTENER DIVISION,
SAINT JOE, INDIANA
Daniel R. DiMicco
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR-YAMATO STEEL COMPANY,
BLYTHEVILLE, ARKANSAS
John A. Doherty
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR STEEL DIVISION,
NORFOLK, NEBRASKA
Jeffrey P. Downing
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR BEARING PRODUCTS, INC.,
WILSON, NORTH CAROLINA
Ladd R. Hall
VICE PRESIDENT, GENERAL MANAGER OF
VULCRAFT DIVISON,
BRIGHAM CITY, UTAH

F. Kenneth Iverson
CHAIRMAN AND CHIEF EXECUTIVE OFFICER,
NUCOR CORPORATION
Samuel Siegel
VICE CHAIRMAN,
CHIEF FINANCIAL OFFICER,
TREASURER AND SECRETARY,
NUCOR CORPORATION
Richard N. Vandekieft
FORMER VICE PRESIDENT,
NUCOR CORPORATION

Donald N. Holloway
VICE PRESIDENT, GENERAL MANAGER OF
VULCRAFT DIVISION,
NORFOLK, NEBRASKA
Kenneth H. Huff
VICE PRESIDENT, GENERAL MANAGER OF
VULCRAFT DIVISON,
GRAPELAND, TEXAS
Hamilton Lott, Jr.
VICE PRESIDENT, GENERAL MANAGER OF
VULCRAFT DIVISION,
FLORENCE, SOUTH CAROLINA
Harry R. Lowe
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR BUILDING SYSTEMS DIVISION, WATERLOO, INDIANA
Rodney B. Mott
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR STEEL DIVISION,
HICKMAN, ARKANSAS
D. Michael Parrish
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR STEEL DIVISION,
JEWETT, TEXAS
James W. Ronner
VICE PRESIDENT, GENERAL MANAGER OF
VULCRAFT DIVISION,
SAINT JOE, INDIANA
Larry A. Roos
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR STEEL DIVISION,
CRAWFORDSVILLE, INDIANA
Joseph A. Rutkowski
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR STEEL DIVISION,
DARLINGTON, SOUTH CAROLINA
Douglas R. Schad
GENERAL MANAGER OF
NUCOR IRON CARBIDE, INC.
TRINIDAD AND TOBAGO, WEST INDIES

CORPORATE AND STOCK DATA

EXECUTIVE OFFICES
2100 Rexford Road
Charlotte, North Carolina 28211
Telephone 704/366-7000
Facsimile 704/362-4208
ANNUAL MEETING
PLACE --
Chemical Banking Corporation
270 Park Avenue
between 47th and 48th Streets
Room 2 - 11th Floor
New York City
TIME AND DATE --
2:00 P.M., Thursday,
May 12, 1994

STOCK TRANSFERS
DIVIDEND DISBURSING
DIVIDEND REINVESTMENT
First Union National Bank
Shareholders Services Group
230 South Tryon Street
11th Floor
Charlotte, North Carolina 28288
Telephone 704/374-6531
Facsimile 704/374-6987
STOCK LISTING
New York Stock Exchange
Trading Symbol - NUE

STOCK PRICE AND DIVIDENDS PAID:

                             First      Second       Third      Fourth
                           Quarter     Quarter     Quarter     Quarter
                  1993
Stock Price:
  High................      $47.50      $46.62      $54.12      $57.25
  Low.................       38.00       40.50       39.50       47.38
Dividends Paid........        .035         .04         .04         .04
                  1992
Stock Price:
  High................      $25.25      $27.69      $27.88      $39.94
  Low.................       20.94       21.25       24.19       24.25
Dividends Paid........         .03        .035        .035        .035

10-K AND 11-YEAR DATA
Copies of (1) Form 10-K for 1993 filed with the Securities and Exchange Commission, and (2) various financial and statistical data for the years 1983 to 1993, are available on request.
                                                                             19