Form 10-K, Exhibit 13
period 1994-12-31
NUCOR CORP
filed 1995-03-23
CIK 73309

ANALYSIS OF
OPERATIONS
AND FINANCES
OPERATIONS
  The increases in 1994, 1993 and 1992 sales resulted primarily from increased volume. The major component of cost of products sold is raw material costs. The average price of raw materials increased by about 15% in 1994, increased by 15% in 1993, and decreased by less than 5% in 1992. The major components of marketing, administrative and other expenses are freight and profit sharing costs. Unit freight costs decreased by about 10% in 1994, decreased by about 5% in 1993, and decreased by less than 5% in 1992. Profit sharing costs increased by about 90% in 1994, increased by about 70% in 1993, and increased by about 60% in 1992. Profit sharing costs are based upon and fluctuate with pre-tax earnings.
  Interest expense is reduced by interest income from short-term investments. The 1994, 1993 and 1992 increases resulted from increased borrowings.
  The increase in 1994 and 1993 net earnings resulted primarily from increased sales and margins, due to increased sales volume and increased average prices. The increase in 1992 earnings resulted primarily from increased sales and margins, due largely to increased sales volume.
LIQUIDITY AND CAPITAL RESOURCES
  In 1994, working capital increased about 118% to $256 million due primarily to increased earnings and a decrease in capital expenditures. The current ratio was
1.7 in 1994, 1.3 in 1993, and 1.4 in 1992.
  The increase in 1994 inventories was due primarily to increased prices and increased production levels. The increase in 1993 inventories was due primarily to increased prices. The increase in 1992 inventories was due primarily to new facilities.
  Capital expenditures were $185 million in 1994, $364 million in 1993, and $379 million in 1992. Capital expenditures are currently projected to be more than $200 million in 1995. Funds provided from operations, existing credit facilities and new borrowings are expected to be adequate to meet future capital expenditure and working capital requirements.
  Net long-term debt repayments were $179 million in 1994. Net long-term debt borrowings were $106 million in 1993, and $172 million in 1992. Unused long-term credit facilities total $245 million at the end of 1994. The percentage of long-term debt to total capital was 12% in 1994, 25% in 1993, and 21% in 1992. 12

SIX-YEAR                                           1994               1993               1992               1991               1990
FINANCIAL REVIEW
FOR THE YEAR
Net sales............................   $ 2,975,596,456    $ 2,253,738,311    $ 1,619,234,876    $ 1,465,456,566    $ 1,481,630,011
Costs and expenses:
  Cost of products sold..............     2,491,759,846      1,965,847,476      1,417,376,345      1,302,744,052      1,293,082,950
  Marketing, administrative
    and other expenses...............       113,388,724         87,582,891         76,796,340         66,986,699         70,461,830
  Interest expense (income)..........        13,515,042         13,198,337          7,736,488            (90,684)         6,869,970
                                          2,618,663,612      2,066,628,704      1,501,909,173      1,369,640,067      1,370,414,750
Earnings before
  federal income taxes...............       356,932,844        187,109,607        117,325,703         95,816,499        111,215,261
Federal income taxes.................       130,300,000         63,600,000         38,100,000         31,100,000         36,150,000
Net earnings.........................       226,632,844        123,509,607         79,225,703         64,716,499         75,065,261
Net earnings per share...............              2.60               1.42                .92                .75                .88
Dividends declared per share.........               .18                .16                .14                .13                .12
Percentage of earnings to sales......              7.6%               5.5%               4.9%               4.4%               5.1%
Return on average equity.............             22.4%              14.6%              10.6%               9.5%              12.1%
Capital expenditures.................       185,324,442        364,160,462        379,124,386        217,721,085         56,753,994
Depreciation.........................       157,652,083        122,265,448         97,779,468         93,577,626         84,960,263
Sales per employee...................           502,507            384,105            283,455            264,046            271,859
AT YEAR END
Current assets.......................      $638,701,397       $468,231,882       $381,616,740       $334,293,244       $312,637,486
Current liabilities..................       382,465,202        350,490,781        271,971,686        229,166,248        202,789,294
Working capital......................       256,236,195        117,741,101        109,645,054        105,126,996        109,848,192
  Current ratio......................               1.7                1.3                1.4                1.5                1.5
Property, plant and equipment........     1,363,218,768      1,361,036,440      1,125,765,515        847,283,554        723,248,574
Total assets.........................     2,001,920,165      1,829,268,322      1,507,382,255      1,181,576,798      1,035,886,060
Long-term debt.......................       173,000,000        352,250,000        246,750,000         72,778,000         28,777,000
  Percentage of debt to capital......             11.8%              25.2%              21.1%               8.0%               3.7%
Stockholders' equity.................     1,122,610,257        902,166,939        784,230,713        711,608,991        652,757,216
  Per share..........................             12.85              10.36               9.04               8.23               7.59
Shares outstanding...................        87,333,313         87,073,478         86,736,700         86,417,804         85,950,696
Stockholders.........................            38,000             33,000             29,000             27,000             27,000
Employees............................             5,900              5,900              5,800              5,600              5,500

SIX-YEAR                                           1989
FINANCIAL REVIEW
FOR THE YEAR
Net sales............................   $ 1,269,007,472
Costs and expenses:
  Cost of products sold..............     1,105,248,906
  Marketing, administrative
    and other expenses...............        66,990,065
  Interest expense (income)..........        11,132,657
                                          1,183,371,628
Earnings before
  federal income taxes...............        85,635,844
Federal income taxes.................        27,800,000
Net earnings.........................        57,835,844
Net earnings per share...............               .68
Dividends declared per share.........               .11
Percentage of earnings to sales......              4.6%
Return on average equity.............             10.4%
Capital expenditures.................       130,200,982
Depreciation.........................        76,571,240
Sales per employee...................           241,716
AT YEAR END
Current assets.......................      $280,033,934
Current liabilities..................       193,560,545
Working capital......................        86,473,389
  Current ratio......................               1.4
Property, plant and equipment........       753,797,578
Total assets.........................     1,033,831,512
Long-term debt.......................       155,981,500
  Percentage of debt to capital......             19.0%
Stockholders' equity.................       584,445,479
  Per share..........................              6.83
Shares outstanding...................        85,598,480
Stockholders.........................            25,000
Employees............................             5,400

                                                                             Year Ended
                                                                            December 31,
CONSOLIDATED STATEMENTS OF EARNINGS                                   1994                 1993               1992

Net sales.................................................      $2,975,596,456       $2,253,738,311        $1,619,234,876
Costs and expenses:
  Cost of products sold...................................       2,491,759,846        1,965,847,476         1,417,376,345
  Marketing, administrative and other expenses............         113,388,724           87,582,891            76,796,340
  Interest expense (Note 7)................... ...........          13,515,042           13,198,337             7,736,488
                                                                 2,618,663,612        2,066,628,704         1,501,909,173
Earnings before federal income taxes......................         356,932,844          187,109,607           117,325,703
  Federal income taxes (Note 8)...........................         130,300,000           63,600,000            38,100,000
Net earnings..............................................      $  226,632,844       $  123,509,607        $   79,225,703
  Net earnings per share (Note 6).........................      $         2.60       $         1.42        $          .92

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                                                             Treasury
                                                                           Additional                         Stock
                                                 Common Stock                 Paid-in          Retained     (AT COST)
                                                                              Capital          Earnings
                                                Shares         Amount                                           Shares

Balance, December 31, 1991.............     22,151,293   $  8,860,517    $ 42,814,342    $  678,160,942         546,842
Net earnings in 1992...................                                                      79,225,703
2-for-1 stock split....................     22,186,131      8,874,452      (8,874,452)                          545,532
Employee stock options.................        111,726         44,691       4,476,934
Employee stock compensation
  and service awards...................         10,787          4,315         997,390                            (3,235)
Treasury stock acquired................                                                                           2,448
Cash dividends ($.14 per share)........                                                     (12,126,849)
Balance, December 31, 1992.............     44,459,937     17,783,975      39,414,214       745,259,796       1,091,587
Net earnings in 1993...................                                                     123,509,607
2-for-1 stock split....................     44,576,836     17,830,734     (17,830,734)                        1,088,717
Employee stock options.................        171,895         68,758       5,615,506
Employee stock compensation
  and service awards...................         44,388         17,755       2,714,691                            (6,090)
Treasury stock acquired................                                                                           5,364
Cash dividends ($.16 per share)........                                                     (13,911,932)
Balance, December 31, 1993.............     89,253,056     35,701,222      29,913,677       854,857,471       2,179,578
Net earnings in 1994...................                                                     226,632,844
Employee stock options.................        152,777         61,111       2,660,641
Employee stock compensation
  and service awards...................        101,848         40,739       6,698,113                            (5,210)
Cash dividends ($.18 per share)........                                                     (15,693,894)
BALANCE, DECEMBER 31, 1994.............     89,507,681   $ 35,803,072    $ 39,272,431    $1,065,796,421       2,174,368
                                                Amount
Balance, December 31, 1991.............   $ 18,226,810
Net earnings in 1992...................
2-for-1 stock split....................
Employee stock options.................
Employee stock compensation
  and service awards...................        (75,750)
Treasury stock acquired................         76,212
Cash dividends ($.14 per share)........
Balance, December 31, 1992.............     18,227,272
Net earnings in 1993...................
2-for-1 stock split....................
Employee stock options.................
Employee stock compensation
  and service awards...................        (87,647)
Treasury stock acquired................        165,806
Cash dividends ($.16 per share)........
Balance, December 31, 1993.............     18,305,431
Net earnings in 1994...................
Employee stock options.................
Employee stock compensation
  and service awards...................        (43,764)
Cash dividends ($.18 per share)........
BALANCE, DECEMBER 31, 1994.............   $ 18,261,667

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
14

CONSOLIDATED BALANCE SHEETS         December 31,                                                     1994
ASSETS
Current assets:
  Cash and short-term investments......................................                    $  101,930,479
  Accounts receivable (Note 2).........................................                       258,131,947
  Inventories (Note 3).................................................                       243,026,854
  Other current assets.................................................                        35,612,117
    Total current assets...............................................                       638,701,397
Property, plant and equipment (Note 4).................................                     1,363,218,768
                                                                                           $2,001,920,165
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Long-term debt due within one year...................................                    $      250,000
  Accounts payable.....................................................                       182,846,410
  Federal income taxes.................................................                        15,507,659
  Salaries, wages and related accruals.................................                        88,706,273
  Accrued expenses and other current liabilities.......................                        95,154,860
    Total current liabilities..........................................                       382,465,202
Long-term debt due after one year (Note 5).............................                       173,000,000
Deferred credits and other liabilities (Note 8)........................                       147,859,517
Minority interests.....................................................                       175,985,189
Stockholders' equity (Note 6):
  Common stock.........................................................                        35,803,072
  Additional paid-in capital...........................................                        39,272,431
  Retained earnings....................................................                     1,065,796,421
                                                                                            1,140,871,924
  Treasury stock.......................................................                       (18,261,667)
                                                                                            1,122,610,257
                                                                                           $2,001,920,165
CONSOLIDATED BALANCE SHEETS         December 31,                                   1993
ASSETS
Current assets:
  Cash and short-term investments......................................  $   27,254,817
  Accounts receivable (Note 2).........................................     202,176,241
  Inventories (Note 3).................................................     215,014,570
  Other current assets.................................................      23,786,254
    Total current assets...............................................     468,231,882
Property, plant and equipment (Note 4).................................   1,361,036,440
                                                                         $1,829,268,322
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Long-term debt due within one year...................................  $      200,000
  Accounts payable.....................................................     165,734,528
  Federal income taxes.................................................      14,267,152
  Salaries, wages and related accruals.................................      60,892,849
  Accrued expenses and other current liabilities.......................     109,396,252
    Total current liabilities..........................................     350,490,781
Long-term debt due after one year (Note 5).............................     352,250,000
Deferred credits and other liabilities (Note 8)........................      81,273,098
Minority interests.....................................................     143,087,504
Stockholders' equity (Note 6):
  Common stock.........................................................      35,701,222
  Additional paid-in capital...........................................      29,913,677
  Retained earnings....................................................     854,857,471
                                                                            920,472,370
  Treasury stock.......................................................     (18,305,431)
                                                                            902,166,939
                                                                         $1,829,268,322

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
                                                                             15

                                                            Year Ended
CONSOLIDATED STATEMENTS                                   December 31,                  1994                   1993
OF CASH FLOWS

OPERATING ACTIVITIES:
  Net earnings..........................................................         $226,632,844            $123,509,607
  Adjustments:
    Depreciation of plant and equipment.................................          157,652,083             122,265,448
    Deferred federal income taxes.......................................           (2,000,000)              1,000,000
    Minority interests..................................................           17,673,235               9,746,423
    Changes in:
      Accounts receivable...............................................          (55,955,706)            (70,032,895)
      Inventories.......................................................          (28,012,284)             (8,609,788)
      Accounts payable..................................................           17,111,882              46,438,863
      Federal income taxes..............................................            1,240,507               3,808,491
      Other.............................................................           90,603,897              43,666,916
  Cash provided by operating activities.................................          424,946,458             271,793,065
INVESTING ACTIVITIES:
  Capital expenditures..................................................         (185,324,442)           (364,160,462)
  Disposition of plant and equipment....................................            5,218,722               1,303,291
  Cash (used in) investing activities...................................         (180,105,720)           (362,857,171)
FINANCING ACTIVITIES:
  New long-term debt....................................................                   --             105,700,000
  Reduction in long-term debt...........................................         (179,200,000)               (200,000)
  Issuance of common stock..............................................            9,504,368               8,504,357
  Contributions for (distributions to) minority interests...............           15,224,450              (7,154,980)
  Cash dividends........................................................          (15,693,894)            (13,911,932)
  Acquisition of treasury stock.........................................                   --                (165,806)
  Cash provided by (used in) financing activities.......................         (170,165,076)             92,771,639
INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS..................           74,675,662               1,707,533
CASH AND SHORT-TERM INVESTMENTS -- BEGINNING OF YEAR....................           27,254,817              25,547,284
CASH AND SHORT-TERM INVESTMENTS -- END OF YEAR..........................         $101,930,479            $ 27,254,817
OPERATING ACTIVITIES:
                                                                             1992
  Net earnings..........................................................  $ 79,225,703
  Adjustments:
    Depreciation of plant and equipment.................................    97,779,468
    Deferred federal income taxes.......................................    (3,000,000)
    Minority interests..................................................    23,173,403
    Changes in:
      Accounts receivable...............................................   (22,684,906)
      Inventories.......................................................   (20,329,998)
      Accounts payable..................................................    25,534,006
      Federal income taxes..............................................      (610,828)
      Other.............................................................    26,322,635
  Cash provided by operating activities.................................   205,409,483
INVESTING ACTIVITIES:
  Capital expenditures..................................................  (379,124,386)
  Disposition of plant and equipment....................................     2,124,131
  Cash (used in) investing activities...................................  (377,000,255)
FINANCING ACTIVITIES:
  New long-term debt....................................................   183,900,000
  Reduction in long-term debt...........................................   (11,727,000)
  Issuance of common stock..............................................     5,599,080
  Contributions for (distributions to) minority interests...............    (6,725,740)
  Cash dividends........................................................   (12,126,849)
  Acquisition of treasury stock.........................................       (76,212)
  Cash provided by (used in) financing activities.......................   158,843,279
INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS..................   (12,747,493)
CASH AND SHORT-TERM INVESTMENTS -- BEGINNING OF YEAR....................    38,294,777
CASH AND SHORT-TERM INVESTMENTS -- END OF YEAR..........................  $ 25,547,284

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1994, 1993, and 1992
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
  Nucor is a manufacturer of steel products.
  The consolidated financial statements include Nucor and all of its subsidiaries. The minority interests in operations of less than 100%-owned subsidiaries are included in cost of products sold. All significant intercompany transactions are eliminated.
  Short-term investments are recorded at cost plus accrued interest, which approximates market, and generally will be converted into cash within three months.
  Inventories are stated at the lower of cost or market. Cost is determined principally using the last-in, first-out (LIFO) method of accounting.
  Property, plant and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.
  Federal income taxes are provided using the liability method.
2. ACCOUNTS RECEIVABLE:
  Accounts receivable are stated net of the allowance for doubtful accounts of $14,944,181 in 1994 ($10,384,904 in 1993 and $6,769,608 in 1992).
3. INVENTORIES:
  Inventories consist of approximately 55% raw materials and supplies, and 45% finished and semi-finished products in 1994 (50% and 50% in 1993). Inventories valued on the last-in, first-out (LIFO) method of accounting represent approximately 85% of total inventories in 1994 and 1993. If the first-in, first-out (FIFO) method of accounting had been used instead of the last-in, first-out (LIFO) method, inventories would have been $81,662,518 higher in 1994 ($67,127,821 higher in 1993).
4. PROPERTY, PLANT AND EQUIPMENT:

                      December 31,              1994              1993
Land and improvements.............    $   45,283,790    $   41,284,126
Buildings and improvements........       201,010,408       180,981,457
Plant machinery and equipment.....     1,689,953,310     1,470,395,388
Office and
 transportation equipment.........        13,956,102        15,769,859
Construction in process
 and equipment deposits...........        27,376,486       112,557,891
                                       1,977,580,096     1,820,988,721
Less accumulated depreciation.....       614,361,328       459,952,281
                                      $1,363,218,768    $1,361,036,440

  The average annual depreciation rate was 8.7% in 1994 (8.2% in 1993 and 8.1% in 1992).
5. LONG-TERM DEBT AND FINANCING ARRANGEMENTS:

                      December 31,              1994              1993
Short-term notes..................      $         --      $169,000,000
Industrial revenue bonds,
 4.2% to 8%,
 due from 1996 to 2023............        83,000,000        83,250,000
Notes of 51%-owned subsidiary.....        90,000,000       100,000,000
                                        $173,000,000      $352,250,000

  Nine banks are committed to lend Nucor a total of $245,000,000 (nothing has been borrowed), with borrowings repayable in 2000. Six banks are committed to lend Nucor's 51%-owned subsidiary a total of $90,000,000 due in 2000, at variable short-term interest rates ($90,000,000 has been borrowed at a current average interest rate of 6.6%). These commitments cannot be withdrawn unless there is non-compliance under the loan agreements.
  Nucor's financing arrangements are long-term commitments which provide the ability to refinance the short-term notes and, accordingly, they are classified as long-term debt.
  Annual aggregate long-term debt maturities are: $150,000 in 1996; $750,000 in 1997; $1,250,000 in 1998; and $1,000,000 in 1999.
6. CAPITAL STOCK:
  The par value of Nucor's common stock is $.40 per share and there are 100,000,000 shares authorized.
  Nucor's Key Employees' Incentive Stock Option Plans provide that common stock options may be granted to key employees and officers at 100% of the market value on the date of the grant. During 1994, options were granted for 98,223 shares (138,381 in 1993 and 190,804 in 1992); and options for 4,183 shares (3,445 in
1993 and 9,164 in 1992) expired or were canceled. At December 31, 1994, options for 577,637 shares (636,374 in 1993 and 790,232 in 1992) were outstanding at an aggregate price of $18,758,676 ($15,560,596 in 1993 and $14,010,507 in 1992);
options for 533,770 shares (569,718 in 1993 and 698,176 in 1992) were exercisable; and 1,855,432 shares (1,949,472 in 1993 and 2,084,408 in 1992) were reserved for future grants.
  250,000 shares of preferred stock, par value of $4.00 per share, are authorized, with preferences, rights and restrictions as may be fixed by Nucor's Board of Directors. No shares of preferred stock have been issued since their authorization in 1964.
  Nucor's earnings per share of common stock are based on 87,166,164 average shares outstanding in 1994 (86,909,345 in 1993 and 86,584,130 in 1992), and
would not be materially affected if all employee stock options were exercised.
                                                                             17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
7. INTEREST EXPENSE (INCOME):
  Interest expense is stated net of interest income of $1,077,060 in 1994 ($1,118,252 in 1993 and $1,297,373 in 1992). Interest paid was $16,060,715 in
1994 ($10,739,394 in 1993 and $9,142,647 in 1992).
8. FEDERAL INCOME TAXES:

                                 1994             1993             1992
Currently payable...     $132,300,000      $62,600,000      $41,100,000
Deferred............       (2,000,000)       1,000,000       (3,000,000)
                         $130,300,000      $63,600,000      $38,100,000

  Current deferred federal income tax assets of approximately $35,000,000 in 1994 ($23,000,000 in 1993) relate primarily to differences between financial and tax reporting of inventories and accrued expenses. Non-current deferred federal income tax liabilities of approximately $63,000,000 in 1994 ($53,000,000 in 1993) relate primarily to differences between financial and tax reporting of depreciation. Federal income taxes paid were $124,371,222 in 1994 ($57,519,048 in 1993 and $40,823,089 in 1992).
9. QUARTERLY INFORMATION (UNAUDITED):

                          First         Second          Third         Fourth
                        Quarter        Quarter        Quarter        Quarter
1994
Net sales........  $649,701,248   $740,101,570   $786,424,788   $799,368,850
Gross margin.....    82,391,935    111,073,091    138,630,185    151,741,399
Net earnings.....    34,879,954     49,680,131     64,523,822     77,548,937
Net earnings
 per share.......           .40            .57            .74            .89
1993
Net sales........  $489,779,167   $564,932,555   $587,280,572   $611,746,017
Gross margin.....    56,071,455     73,213,345     81,083,279     77,522,756
Net earnings.....    21,744,595     30,417,452     34,807,128     36,540,432
Net earnings
 per share.......           .25            .35            .40            .42

INDEPENDENT
ACCOUNTANTS
REPORT
COOPERS & LYBRAND L.L.P.
Stockholders and
Board of Directors
Nucor Corporation
Charlotte, North Carolina
  We have audited the accompanying consolidated balance sheets of Nucor Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of Nucor's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nucor Corporation and subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

(COOPERS & LYBRAND LLP Signature)

Charlotte, North Carolina
February 21, 1995
18

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

LeRoy C. Prichard
VICE PRESIDENT, STEEL TECHNOLOGIES
OPERATIONS

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

Ladd R. Hall
VICE PRESIDENT, GENERAL MANAGER OF
VULCRAFT DIVISION,
BRIGHAM CITY, UTAH


Donald N. Holloway
VICE PRESIDENT, GENERAL MANAGER OF
VULCRAFT DIVISION,
NORFOLK, NEBRASKA

Kenneth H. Huff
VICE PRESIDENT, GENERAL MANAGER OF
VULCRAFT DIVISION,
GRAPELAND, TEXAS

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

Joseph A. Rutkowski
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR STEEL DIVISION,
DARLINGTON, SOUTH CAROLINA

Douglas R. Schad
GENERAL MANAGER OF
NUCOR IRON CARBIDE, INC.
TRINIDAD AND TOBAGO, WEST INDIES

CORPORATE AND STOCK DATA

EXECUTIVE OFFICES
2100 Rexford Road
Charlotte, North Carolina 28211
Telephone 704/366-7000
Facsimile 704/362-4208

ANNUAL MEETING
PLACE --
Chemical Banking Corporation
55 Water Street
  (between Old Slip and
  Coenties Slip Streets)
13th Floor Auditorium
New York City

TIME AND DATE --
2:00 P.M., Thursday,
May 11, 1995

STOCK PRICE AND DIVIDENDS PAID:

                             First      Second       Third      Fourth
                           Quarter     Quarter     Quarter     Quarter
                  1994
Stock Price:
  High................      $66.00      $72.00      $71.88      $70.50
  Low.................       48.75       57.63       63.25       51.63
Dividends Paid........         .04        .045        .045        .045
                  1993
Stock Price:
  High................      $47.50      $46.62      $54.12      $57.25
  Low.................       38.00       40.50       39.50       47.38
Dividends Paid........        .035         .04         .04         .04

10-K AND 11-YEAR DATA
Copies of (1) Form 10-K for 1994 filed with the Securities and Exchange Commission, and (2) various financial and statistical data for the years 1984 to 1994, are available on request.

STOCK TRANSFERS
DIVIDEND DISBURSING
DIVIDEND REINVESTMENT
First Union National Bank
Shareholders Services Group
230 South Tryon Street
11th Floor
Charlotte, North Carolina 28288
Telephone 704/374-6531
Facsimile 704/374-6987

STOCK LISTING
New York Stock Exchange
Trading Symbol - NUE
                                                                             19