Form 10-K, Exhibit 13
period 1995-12-31
NUCOR CORP
filed 1996-03-29
CIK 73309

BUSINESS REVIEW

Nucor Corporation's business is the manufacture of steel products. During the last five years, the sales of Nucor have increase 134%, from $1,482,000,000 in 1990 to $3,462,000,000 in 1995. All of this growth has been internally generated.

NUCOR STEEL
NUCOR-YAMATO STEEL COMPANY
  Nucor Corporation operates scrap-based steel mills in seven locations. These mills utilize modern steelmaking techniques and produce steel at a cost competitive with steel manufactured anywhere in the world.
  Production in 1995 was 7,865,000 tons, a 12% increase from 1994's 7,007,000 tons. Annual production capacity has grown from 120,000 tons in 1970 to a present total of close to 9,000,000 tons.
  Steel sales to outside customers in 1995 were 6,745,000 tons, 13% higher than the 5,980,000 tons in 1994. This represented about 85% of the seven mills' production; the balance was used by the Vulcraft, Nucor Cold Finish, Nucor Grinding Balls, Nucor Fastener, and Nucor Building Systems operations.
VULCRAFT
  Vulcraft is the nation's largest producer of steel joists and joist girders. These products are produced and marketed nationally through six Vulcraft facilities.
  Steel joists and joist girders are part of support systems used extensively in industrial, commercial and institutional buildings and, to a lesser extent, in high-rise office buildings, apartment buildings and single-family dwellings.
  In 1995, Vulcraft produced 552,000 tons of steel joists and joist girders, 13% more than the 487,000 tons in 1994. Current annual production capacity exceeds 600,000 tons.
  The Vulcraft facilities in Nebraska, Texas, Indiana and South Carolina also produce steel deck. This product is used extensively for floor and roof systems. In 1995, Vulcraft's steel deck sales were 234,000 tons, a 13% increase from 1994's 207,000 tons.
  Sales of steel joists, joist girders and steel deck are dependent on the non-residential building construction market.
NUCOR COLD FINISH
  Nucor Cold Finish has facilities in Nebraska, South Carolina and Utah. These facilities produce cold finished steel bars used extensively for shafting and machined precision parts.
  Since 1985, an expanded facility in Nebraska has also been producing turned, ground and polished steel bars.
  Sales in 1995 were 234,000 tons, a 2% decrease from 1994's 239,000 tons.
NUCOR GRINDING BALLS
  Nucor Grinding Balls produces steel grinding balls in Utah for the mining industry, and accounts for a small percentage of Nucor Corporation's sales. NUCOR FASTENER
  A state-of-the-art steel bolt-making facility, with an annual capacity of close to 75,000 tons, began production in Indiana late in 1986. A new 40,000 tons-per-year fastener facility began operations in Arkansas late in 1995.
NUCOR BEARING PRODUCTS, INC.
  This North Carolina facility was acquired in late 1986 and produces steel bearings and machined steel parts. It accounts for a small percentage of Nucor Corporation's sales.
NUCOR BUILDING SYSTEMS
  A modern facility to produce metal buildings and components started operations in Indiana in late 1987.
FINANCES
  Capital expenditures are primarily for new facilities and expansion of existing facilities. These expenditures were $263,000,000 in 1995 and are anticipated to be over $500,000,000 in 1996. Funds are provided from operations and new long-term debt.
  In 1995 the ratio of long-term debt to total capital (long-term debt plus minority interests plus stockholders' equity) was 6%, compared with 12% in 1994. Nucor's objective is to maintain this ratio at less than 30%. Nucor Corporation has the financial ability to borrow significant additional funds and still maintain reasonable leverage.
EARNINGS
  Net earnings of $3.14 per share in 1995 increased 21% from $2.60 per share in 1994. Earnings were 22% of average equity in 1995 and 1994.

NUCOR STEEL
DIVISONS

Darlington, South Carolina
Norfolk, Nebraska
Jewett, Texas
Plymouth, Utah
Crawfordsville, Indiana
Hickman, Arkansas

The manufacture of steel is a
major area of operations for
Nucor Corporation. Nucor Steel
produces bars, angles, light
structural, sheet, and special
steel products. In addition to
selling steel on the open
market, these steel mills assure
an economical supply of steel
for the Vulcraft, Nucor Cold
Finish, Nucor Grinding Balls,
Nucor Fastener, and Nucor
Building Systems operations.


NUCOR-YAMATO
STEEL COMPANY

Blytheville, Arkansas

Nucor-Yamato Steel Company
produces wide-flange steel
beams, pilings and heavy
structural steel products.

OPERATIONS
  There are four Nucor Steel mills which produce bar and light structural carbon and alloy steels. Nucor Steel's two newest mills produce sheet steel. All six mills are among the most modern and efficient mills in the United States. Steel scrap is melted in electric arc furnaces and poured into continuous casting systems. Highly sophisticated rolling mills convert the billets and slabs into angles, rounds, channels, flats, sheet and other products. The operations in the rolling mills are highly automated and require fewer operating employees than older mills.
  In constructing Nucor Steel mills, capital cost per ton of capacity has been significantly lower than the capital cost required for other steel mills. The first Nucor Steel bar mill was constructed in 1969 and has been extensively modernized. The next three bar mills were constructed between 1973 and 1981. The total cost of all four bar mills averaged less than $175 per ton of current annual capacity. The two Nucor Steel sheet mills were constructed between 1989 and 1992. The total cost of these new sheet mills averaged about $210 per ton of current annual capacity.
  All Nucor Steel mills have high productivity, which results in employment costs close to 10% of the sales dollar. This is lower than the employment costs of integrated steel companies producing comparable products.
  Employee turnover in all mills is extremely low. All employees have a significant part of their compensation based on their productivity. Production employees work under group incentives which provide increased earnings for increased production. This additional compensation is paid weekly.
  Steel mills are large consumers of electricity and gas. However, because of the high efficiency of Nucor Steel mills, these energy costs were less than 10% of the sales dollar in 1995.
  Scrap is the most significant element in the total cost of steel. The average cost of scrap increased to about $155 per gross ton in 1995 from about $145 per gross ton in 1994.
MARKETS
  About 80% of the six mills' production in 1995 was sold to outside customers and the balance was used internally by the steel joist, steel deck, cold finish, grinding ball, fastener, and building systems operations.
  In recent years, Nucor Steel's product line has been broadened to include a wider range of chemistries and sizes of coiled sheet, angles, straight-length and coiled rounds, channels, flats, forging billets and special small shapes. These steel products have wide usage, including pipe, farm equipment, oil and gas equipment, mobile homes, transmission towers, bed frames, hand tools, automotive parts, highway signs, building construction, machinery and industrial equipment. Nucor Steel's customers are primarily steel service centers and manufacturers.


Steel Production

Thousands of tons

(Steel Production chart appears here. Plot points are below)

1995 7865.00
1994 7007.00
1993 5749.00
1992 4326.00
1991 3868.00
1990 3445.00
1989 2507.00
1988 2095.00
1987 1790.00
1986 1706.00

MARKETING
  Nucor Steel uses a simpler pricing system than the complicated pricing structure traditional in the steel industry. All customers are charged the same published price. This allows customers to maintain the lowest practical inventory. Nucor Steel has been very competitive in pricing. For the last several years, sales prices have generally been equal to or lower than those of imports. A considerable proportion of Nucor Steel's sales have come at the expense of integrated and foreign producers.
SHEET MILL FACILITIES
  In 1989, Nucor Steel completed construction and started operation of a new steel mill to produce 1,000,000 tons-per-year of hot and cold rolled sheet steel products near Crawfordsville, Indiana. This facility utilizes a thin slab caster, and has a lower capital cost than other steel mills producing these products.
  In 1992, Nucor Steel completed construction and started operation of a second new sheet mill to produce more than 1,000,000 tons-per-year of hot rolled sheet steel products near Hickman, Arkansas.
  In 1994, Nucor Steel completed construction and started operations of expansions at both its sheet steel mills. These expansions, which included a second caster and new reheat furnaces at both facilities, increased total capacity by more than 80%, to 3,800,000 tons-per-year.
NUCOR-YAMATO
STEEL COMPANY
  In 1988, Nucor Corporation and Yamato Kogyo, one of Japan's major producers of wide-flange beams, completed construction and started operation of a new steel mill to produce wide-flange beams, pilings and heavy structural steel products near Blytheville, Arkansas. This mill uses a special continuous casting method which produces a beam blank closer in shape to that of the finished beam than traditional methods.
  In 1993, Nucor-Yamato Steel completed construction and started operation of a major addition to its steel mill to produce larger-depth wide-flange beams. This expansion increased annual capacity by about 80%.
  This steel mill, in which Nucor Corporation has a 51% interest, now has an annual capacity of more than 2,000,000 tons. In 1995, Nucor-Yamato Steel shipped over 1,900,000 tons of finished and semi-finished steel products.
OUTLOOK FOR THE FUTURE
  The manufacture of steel will continue to be a key factor in Nucor Corporation's future performance. Total steel production (from existing facilities and expansions currently being constructed) is anticipated to increase from 1995's 7,865,000 tons, to close to 10,000,000 tons in the next several years. Furthermore, Nucor Corporation also anticipates the future construction of additional steel mills.
  Nucor Corporation expects to continue to generate above-average earnings from its steelmaking operations in the future.

STEEL SALES

Thousands of tons


(Steel Sales chart appears here. Plot points are below)

1995 6745.00
1994 5980.00
1993 4937.00
1992 3499.00
1991 3117.00
1990 2804.00
1989 1980.00
1988 1437.00
1987 1313.00
1986 1140.00

VULCRAFT DIVISIONS

Florence, South Carolina
Norfolk, Nebraska
Fort Payne, Alabama
Grapeland, Texas
Saint Joe, Indiana
Brigham City, Utah

Vulcraft produces steel joists,
joist girders, and steel deck for
building construction. This is a
major area of operations for
Nucor Corporation.

OPERATIONS
  There are six Vulcraft operations with total joist and joist girder production capacity in excess of 600,000 tons-per-year.
  The production of joists by Vulcraft in 1995 was 552,000 tons, a 13% increase from 1994's 487,000 tons.
  Materials, primarily steel, were about 50% of the sales dollar in 1995. Vulcraft obtained about 85% of its steel requirements from Nucor Steel. For 1995 the freight costs for joists and joist girders were close to 10% of the sales dollar. Vulcraft maintains a fleet of more than 100 trucks to insure and control on-time delivery.
  Almost all of the production employees of Vulcraft work with a group incentive system, which provides increased compensation each week for increased performance.
  Steel deck is manufactured by the four Vulcraft operations in South Carolina, Nebraska, Texas, and Indiana. Total deck production capacity for these facilities is in excess of 250,000 tons-per-year. Coiled sheet steel was about 70% of the sales dollar in 1995.
MARKETS
  Joists and joist girders are used extensively as part of the support systems in manufacturing buildings, retail stores, shopping centers, warehouses, schools, churches, hospitals and, to a lesser extent, in multi-story buildings, apartments and single-family dwellings. Building support systems using joists and joist girders are frequently more economical than other systems.
  Steel joists and joist girder sales are obtained by competitive bidding. Vulcraft quotes on an estimated 80% to 90% of the domestic buildings using steel joists and joist girders as part of the support systems. In 1995, Vulcraft supplied more than an estimated 40% of total domestic sales of these products.
  Steel deck is used extensively in floors and roofs. Steel deck is specified in about 90% of buildings using steel joists and joist girders. Vulcraft steel deck sales increased to 234,000 tons in 1995 from 207,000 tons in 1994.
OUTLOOK FOR THE FUTURE
  The increased level of construction since 1994 has favorably impacted the volume of non-residential buildings supplied by Vulcraft. Vulcraft has the available capacity to increase its production of steel joists, joist girders and steel deck by more than 15%.

STEEL JOIST PRODUCTION

Thousands of tons


(Steel Joist Production chart appears here. Plot points are below)


1995 552.00
1994 487.00
1993 417.00
1992 414.00
1991 378.00
1990 443.00
1989 446.00
1988 444.00
1987 444.00
1986 453.00





STEEL DECK SALES

Thousands of tons


(Steel Deck Sales chart appears here. Plot points are below)


1995 234.00
1994 207.00
1993 170.00
1992 132.00
1991 124.00
1990 134.00
1989 140.00
1988 147.00
1987 154.00
1986 176.00

NUCOR
COLD FINISH
DIVISIONS
Norfolk, Nebraska
Darlington, South Carolina
Brigham City, Utah
  Nucor Cold Finish has three facilities producing cold drawn and turned, ground and polished steel bars. Total capacity of all three facilities is more than 250,000 tons-per-year.
  Cold finished steel products are used extensively for shafting and machined precision parts. Nucor Cold Finish produces rounds, hexagons, flats and squares in carbon and alloy steels.
  All three facilities are among the most modern in the world and use in-line electronic testing to insure outstanding quality.
  Nucor Cold Finish obtains most of its steel from nearby Nucor Steel mills. This factor, along with its efficient newer facilities, results in highly-competitive pricing.
  1995 sales of cold finished steel products were 234,000 tons, a 2% decrease from 1994's 239,000 tons. The market for these products is estimated at more than 1,000,000 tons.
  Nucor Cold Finish anticipates increases in sales and earnings during the next several years.
NUCOR
GRINDING BALLS
DIVISION
Brigham City, Utah
  Nucor Grinding Balls produces steel grinding balls for the mining industry, which consumes them in processing copper, iron, zinc, lead, gold, silver and other ores.
  This facility is favorably located to efficiently service its primary market in the western states. A high degree of automation results in low costs and highly competitive sales prices.
  Nucor Grinding Balls has made significant market penetration and volume increases in its fifteen years of operations.
  Nucor Grinding Balls' total sales account for a small percentage of Nucor Corporation's sales.

NUCOR
FASTENER
DIVISIONS

Saint Joe, Indiana
Conway, Arkansas

Nucor Fastener has two facilities producing standard steel hexhead cap screws, hex bolts, socket head cap screws, and structural bolts. Annual capacity is close to 115,000 tons.

Nucor Fastener obtains much of its steel from Nucor Steel.

These facilities are among the most modern in the world and allow Nucor Fastener to maintain highly-competitive pricing in a market currently dominated by foreign suppliers. These operations are highly automated and have fewer employees than comparable facilities.

Fasteners are used in a broad range of markets, including automotive, machine tools, farm implements, construction, and military applications. Nucor Fastener's production capacity is less than an estimated 20% of the total market for these products.



NUCOR
BEARING
PRODUCTS, INC.

Wilson, North Carolina

Nucor Bearing Products produces steel bearing components, unground and semi-ground steel bearings, and machined steel parts.

The facility uses advanced systems such as material requirement planning
(MRP) and statistical process control, to assure customers of consistently high quality products. Nucor Bearing Products also utilizes sophisticated forging and machining equipment.

Products manufactured have a wide variety of applications, including automotive, office equipment, materials handling equipment, furniture and residential.

A significant part of Nucor Bearing Products' sales are to the larger industrial companies in the United States.

Nucor Bearing Products obtains a portion of its steel from Nucor Cold Finish.

Nucor Bearing Products serves industry's growing need to source parts from outside vendors.


COLD FINISH STEEL SALES

Thousands of tons


(Cold Finish Steel Sales chart appears here. Plot points are below)

1995 234.00
1994 239.00
1993 213.00
1992 187.00
1991 163.00
1990 163.00
1989 157.00
1988 155.00
1987 133.00
1986 108.00

NUCOR
BUILDING SYSTEMS
DIVISION
Waterloo, Indiana
  Nucor Building Systems produces pre-engineered metal building systems and has an annual capacity of about 60,000 tons. The size of the buildings that can be produced ranges from less than 500 square feet to more than 1,000,000 square feet. The buildings are sold through a builder distribution network in order to provide fast-track, customized solutions for building owners.
  The use of advanced manufacturing and engineering systems has enabled Nucor Building Systems to sustain a growth rate greater than its industry.
  Nucor Building Systems has the flexibility to provide buildings with either solid-web or open-web framing systems. The primary markets are commercial, industrial, and institutional buildings.
  Nucor Building Systems obtains a significant portion of its steel requirements from Nucor Steel.


ANALYSIS OF
OPERATIONS
AND FINANCES

OPERATIONS
  The increases in 1995, 1994 and 1993 sales resulted primarily from increased volume. The major component of cost of products sold is raw material costs. The average price of raw materials increased by about 5% in 1995, increased by 15% in 1994, and increased by 15% in 1993. The major components of marketing, administrative and other expenses are freight and profit sharing costs. Unit freight costs increased by less than 5% in 1995, decreased by about 10% in 1994, and decreased by about 5% in 1993. Profit sharing costs increased by about 15% in 1995, increased by about 90% in 1994, and increased by about 70% in 1993. Profit sharing costs are based upon and fluctuate with pre-tax earnings.
  Interest expense is reduced by interest income from short-term investments. The 1995 decrease resulted from decreased borrowings. The 1994 and 1993 increases resulted from increased borrowings.
  The increase in 1995 earnings resulted primarily from increased sales due to increased volume. The increase in 1994 and 1993 net earnings resulted primarily from increased sales and margins, due to increased sales volume and increased average prices.

LIQUIDITY AND
CAPITAL RESOURCES
  In 1995, working capital increased about 50% to $383 million, due primarily to increased earnings and a decrease in debt repayment. The current ratio was 1.9 in 1995, 1.7 in 1994, and 1.3 in 1993.
  The increase in 1995 and 1994 inventories was due primarily to increased prices and increased production levels. The increase in 1993 inventories was due primarily to increased prices.
  Capital expenditures were $263 million in 1995, $185 million in 1994, and $364 million in 1993. Capital expenditures are currently projected to be more than $500 million in 1996. Funds provided from operations, existing credit facilities and new borrowings are expected to be adequate to meet future capital expenditure and working capital requirements.
  Net long-term debt repayments were $66 million in 1995 and $179 million in 1994. Net long-term debt borrowings were $106 million in 1993. Unused long-term credit facilities total $245 million at the end of 1995. The percentage of long-term debt to total capital was 6% in 1995, 12% in 1994, and 25% in 1993.


SIX-YEAR                                           1995               1994               1993               1992               1991
FINANCIAL REVIEW
FOR THE YEAR
Net sales............................   $ 3,462,045,648    $ 2,975,596,456    $ 2,253,738,311    $ 1,619,234,876    $ 1,465,456,566
Costs and expenses:
  Cost of products sold..............     2,900,168,171      2,491,759,846      1,965,847,476      1,417,376,345      1,302,744,052
  Marketing, administrative
    and other expenses...............       130,677,162        113,388,724         87,582,891         76,796,340         66,986,699
  Interest expense (income)..........        (1,134,190)        13,515,042         13,198,337          7,736,488            (90,684)
                                          3,029,711,143      2,618,663,612      2,066,628,704      1,501,909,173      1,369,640,067
Earnings before
  federal income taxes...............       432,334,505        356,932,844        187,109,607        117,325,703         95,816,499
Federal income taxes.................       157,800,000        130,300,000         63,600,000         38,100,000         31,100,000
Net earnings.........................       274,534,505        226,632,844        123,509,607         79,225,703         64,716,499
Net earnings per share...............              3.14               2.60               1.42                .92                .75
Dividends declared per share.........               .28                .18                .16                .14                .13
Percentage of earnings to sales......              7.9%               7.6%               5.5%               4.9%               4.4%
Return on average equity.............             21.9%              22.4%              14.6%              10.6%               9.5%
Capital expenditures.................       263,421,786        185,324,442        364,160,462        379,124,386        217,721,085
Depreciation.........................       173,887,657        157,652,083        122,265,448         97,779,468         93,577,626
Sales per employee...................           570,353            502,507            384,105            283,455            264,046
AT YEAR END
Current assets.......................      $830,741,318       $638,701,397       $468,231,882       $381,616,740       $334,293,244
Current liabilities..................       447,136,311        382,465,202        350,490,781        271,971,686        229,166,248
Working capital......................       383,605,007        256,236,195        117,741,101        109,645,054        105,126,996
  Current ratio......................               1.9                1.7                1.3                1.4                1.5
Property, plant and equipment........     1,465,400,015      1,363,218,768      1,361,036,440      1,125,765,515        847,283,554
Total assets.........................     2,296,141,333      2,001,920,165      1,829,268,322      1,507,382,255      1,181,576,798
Long-term debt.......................       106,850,000        173,000,000        352,250,000        246,750,000         72,778,000
  Percentage of debt to capital......              6.2%              11.8%              25.2%              21.1%               8.0%
Stockholders' equity.................     1,382,112,159      1,122,610,257        902,166,939        784,230,713        711,608,991
  Per share..........................             15.78              12.85              10.36               9.04               8.23
Shares outstanding...................        87,598,517         87,333,313         87,073,478         86,736,700         86,417,804
Stockholders.........................            39,000             38,000             33,000             29,000             27,000
Employees............................             6,200              5,900              5,900              5,800              5,600

SIX-YEAR                                           1990

FINANCIAL REVIEW
FOR THE YEAR
Net sales............................   $ 1,481,630,011
Costs and expenses:
  Cost of products sold..............     1,293,082,950
  Marketing, administrative
    and other expenses...............        70,461,830
  Interest expense (income)..........         6,869,970
                                          1,370,414,750
Earnings before
  federal income taxes...............       111,215,261
Federal income taxes.................        36,150,000
Net earnings.........................        75,065,261
Net earnings per share...............               .88
Dividends declared per share.........               .12
Percentage of earnings to sales......              5.1%
Return on average equity.............             12.1%
Capital expenditures.................        56,753,994
Depreciation.........................        84,960,263
Sales per employee...................           271,859
AT YEAR END
Current assets.......................      $312,637,486
Current liabilities..................       202,789,294
Working capital......................       109,848,192
  Current ratio......................               1.5
Property, plant and equipment........       723,248,574
Total assets.........................     1,035,886,060
Long-term debt.......................        28,777,000
  Percentage of debt to capital......              3.7%
Stockholders' equity.................       652,757,216
  Per share..........................              7.59
Shares outstanding...................        85,950,696
Stockholders.........................            27,000
Employees............................             5,500

                                                                    Year Ended
CONSOLIDATED STATEMENTS OF EARNINGS                               December 31,                 1995             1994        1993

Net sales.......................................................................      $3,462,045,648   $2,975,596,456 $2,253,738,311
Costs and expenses:
  Cost of products sold.........................................................       2,900,168,171    2,491,759,846  1,965,847,476
  Marketing, administrative and other expenses..................................         130,677,162      113,388,724     87,582,891
  Interest expense (income) (Note 7)............................................          (1,134,190)      13,515,042     13,198,337
                                                                                       3,029,711,143    2,618,663,612  2,066,628,704
Earnings before federal income taxes............................................         432,334,505      356,932,844    187,109,607
  Federal income taxes (Note 8).................................................         157,800,000      130,300,000     63,600,000
Net earnings....................................................................      $  274,534,505   $  226,632,844 $  123,509,607
  Net earnings per share (Note 6)...............................................      $         3.14   $         2.60 $         1.42


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                   Treasury Stock
                                              Common Stock              Additional                 (AT COST)
                                                                           Paid-in         Retained
                                             Shares         Amount         Capital          Earnings       Shares       Amount
Balance, December 31, 1992.............   44,459,937   $ 17,783,975    $ 39,414,214    $  745,259,796     1,091,587   $ 18,227,272
Net earnings in 1993...................                                                   123,509,607
2-for-1 stock split....................   44,576,836     17,830,734     (17,830,734)                      1,088,717
Employee stock options.................      171,895         68,758       5,615,506
Employee stock compensation
  and service awards...................       44,388         17,755       2,714,691                          (6,090)       (87,647)
Treasury stock acquired................                                                                       5,364        165,806
Cash dividends ($.16 per share)........                                                   (13,911,932)
Balance, December 31, 1993.............   89,253,056     35,701,222      29,913,677       854,857,471     2,179,578     18,305,431
Net earnings in 1994...................                                                   226,632,844
Employee stock options.................      152,777         61,111       2,660,641
Employee stock compensation
  and service awards...................      101,848         40,739       6,698,113                          (5,210)       (43,764)
Cash dividends ($.18 per share)........                                                   (15,693,894)
Balance, December 31, 1994.............   89,507,681     35,803,072      39,272,431     1,065,796,421     2,174,368     18,261,667
Net earnings in 1995...................                                                   274,534,505
Employee stock options.................      160,970         64,389       3,464,978
Employee stock compensation
  and service awards...................       87,498         34,999       5,932,034                         (20,397)      (172,887)
Treasury stock acquired................                                                                       3,661        215,005
Cash dividends ($.28 per share)........                                                   (24,486,885)
BALANCE, DECEMBER 31, 1995.............   89,756,149   $ 35,902,460    $ 48,669,443    $1,315,844,041     2,157,632   $ 18,303,785


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
14


CONSOLIDATED BALANCE SHEETS         December 31,                                      1995               1994
ASSETS
Current assets:
  Cash and short-term investments......................................     $  201,795,775      $  101,930,479
  Accounts receivable (Note 2).........................................        283,206,832         258,131,947
  Inventories (Note 3).................................................        306,773,384         243,026,854
  Other current assets.................................................         38,965,327          35,612,117
    Total current assets...............................................        830,741,318         638,701,397
Property, plant and equipment (Note 4).................................      1,465,400,015       1,363,218,768
                                                                            $2,296,141,333      $2,001,920,165
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Long-term debt due within one year...................................     $      150,000      $      250,000
  Accounts payable.....................................................        214,562,570         182,846,410
  Federal income taxes.................................................         11,298,873          15,507,659
  Salaries, wages and related accruals.................................        104,562,678          88,706,273
  Accrued expenses and other current liabilities.......................        116,562,190          95,154,860
    Total current liabilities..........................................        447,136,311         382,465,202
Long-term debt due after one year (Note 5).............................        106,850,000         173,000,000
Deferred credits and other liabilities (Note 8)........................        139,384,197         147,859,517
Minority interests.....................................................        220,658,666         175,985,189
Stockholders' equity (Note 6):
  Common stock.........................................................         35,902,460          35,803,072
  Additional paid-in capital...........................................         48,669,443          39,272,431
  Retained earnings....................................................      1,315,844,041       1,065,796,421
                                                                             1,400,415,944       1,140,871,924
  Treasury stock.......................................................        (18,303,785)        (18,261,667)
                                                                             1,382,112,159       1,122,610,257
                                                                            $2,296,141,333      $2,001,920,165


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
                                                                             15

                                                            Year Ended
CONSOLIDATED STATEMENTS                                   December 31,                  1995                   1994
OF CASH FLOWS

OPERATING ACTIVITIES:
  Net earnings.........................................................         $274,534,505            $226,632,844
  Adjustments:
    Depreciation of plant and equipment................................          173,887,657             157,652,083
    Deferred federal income taxes......................................          (15,000,000)             (2,000,000)
    Minority interests.................................................           48,183,237              17,673,235
    Changes in:
      Accounts receivable..............................................          (25,074,885)            (55,955,706)
      Inventories......................................................          (63,746,530)            (28,012,284)
      Accounts payable.................................................           31,716,160              17,111,882
      Federal income taxes.............................................           (4,208,786)              1,240,507
      Other............................................................           26,868,839              90,603,897
  Cash provided by operating activities................................          447,160,197             424,946,458
INVESTING ACTIVITIES:
  Capital expenditures.................................................         (263,421,786)           (185,324,442)
  Disposition of plant and equipment...................................              919,247               5,218,722
  Cash used in investing activities....................................         (262,502,539)           (180,105,720)
FINANCING ACTIVITIES:
  New long-term debt...................................................           24,000,000                      --
  Reduction in long-term debt..........................................          (90,250,000)           (179,200,000)
  Issuance of common stock.............................................            9,669,288               9,504,368
  Contributions for (distributions to) minority interests..............           (3,509,760)             15,224,450
  Cash dividends.......................................................          (24,486,885)            (15,693,894)
  Acquisition of treasury stock........................................             (215,005)                     --
  Cash provided by (used in) financing activities......................          (84,792,362)           (170,165,076)
INCREASE IN CASH AND SHORT-TERM INVESTMENTS............................           99,865,296              74,675,662
CASH AND SHORT-TERM INVESTMENTS -- BEGINNING OF YEAR...................          101,930,479              27,254,817
CASH AND SHORT-TERM INVESTMENTS -- END OF YEAR.........................         $201,795,775            $101,930,479

                                                                               1993
OPERATING ACTIVITIES:
  Net earnings.........................................................  $123,509,607
  Adjustments:
    Depreciation of plant and equipment................................   122,265,448
    Deferred federal income taxes......................................     1,000,000
    Minority interests.................................................     9,746,423
    Changes in:
      Accounts receivable..............................................   (70,032,895)
      Inventories......................................................    (8,609,788)
      Accounts payable.................................................    46,438,863
      Federal income taxes.............................................     3,808,491
      Other............................................................    43,666,916
  Cash provided by operating activities................................   271,793,065
INVESTING ACTIVITIES:
  Capital expenditures.................................................  (364,160,462)
  Disposition of plant and equipment...................................     1,303,291
  Cash used in investing activities....................................  (362,857,171)
FINANCING ACTIVITIES:
  New long-term debt...................................................   105,700,000
  Reduction in long-term debt..........................................      (200,000)
  Issuance of common stock.............................................     8,504,357
  Contributions for (distributions to) minority interests..............    (7,154,980)
  Cash dividends.......................................................   (13,911,932)
  Acquisition of treasury stock........................................      (165,806)
  Cash provided by (used in) financing activities......................    92,771,639
INCREASE IN CASH AND SHORT-TERM INVESTMENTS............................     1,707,533
CASH AND SHORT-TERM INVESTMENTS -- BEGINNING OF YEAR...................    25,547,284
CASH AND SHORT-TERM INVESTMENTS -- END OF YEAR.........................  $ 27,254,817

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1995, 1994, and 1993
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
  Nucor is a manufacturer of steel products.
  The consolidated financial statements include Nucor and all of its subsidiaries. The minority interests in operations of less than 100%-owned subsidiaries are included in cost of products sold. All significant intercompany transactions are eliminated.
  Short-term investments are recorded at cost plus accrued interest, which approximates market, and will be converted into cash within three months from date of purchase.
  Inventories are stated at the lower of cost or market. Cost is determined principally using the last-in, first-out (LIFO) method of accounting.
  Property, plant and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.
  Federal income taxes are provided using the liability method.

2. ACCOUNTS RECEIVABLE:
  Accounts receivable are stated net of the allowance for doubtful accounts of $16,690,059 in 1995 ($14,944,181 in 1994 and $10,384,904 in 1993).

3. INVENTORIES:
  Inventories consist of approximately 55% raw materials and supplies, and 45% finished and semi-finished products in 1995 (55% and 45% in 1994). Inventories valued on the last-in, first-out (LIFO) method of accounting represent approximately 90% of total inventories in 1995 (85% in 1994). If the first-in, first-out (FIFO) method of accounting had been used instead of the last-in, first-out (LIFO) method, inventories would have been $93,932,099 higher in 1995 ($81,662,518 higher in 1994).

4. PROPERTY, PLANT AND EQUIPMENT:

                      December 31,              1995              1994
Land and improvements.............    $   50,889,972    $   45,283,790
Buildings and improvements........       208,183,010       201,010,408
Plant machinery and equipment.....     1,722,482,459     1,689,953,310
Office and
 transportation equipment.........        10,236,701        13,956,102
Construction in process
 and equipment deposits...........       221,092,491        27,376,486
                                       2,212,884,633     1,977,580,096
Less accumulated depreciation.....       747,484,618       614,361,328
                                      $1,465,400,015    $1,363,218,768

  The average annual depreciation rate was 8.9% in 1995 (8.7% in 1994 and 8.2% in 1993).
  Nucor is constructing a new steel mill to produce sheet steel products. This mill is projected to cost about an additional $300,000,000 to complete and to be operational by early 1997.

5. LONG-TERM DEBT AND FINANCING ARRANGEMENTS:

                      December 31,              1995              1994
Industrial revenue bonds,
 4.05% to 8%,
 due from 1997 to 2028............      $106,850,000      $ 83,000,000
Notes of subsidiary...............                --        90,000,000
                                        $106,850,000      $173,000,000

  Nine banks are committed to lend Nucor a total of $245,000,000 (nothing has been borrowed), with borrowings repayable in 2001. Six banks are committed to lend a Nucor subsidiary a total of $18,000,000, due in 2001 (nothing has been borrowed). These commitments cannot be withdrawn unless there is non-compliance under the loan agreements.
  Annual aggregate long-term debt maturities are: $750,000 in 1997; $1,250,000 in 1998; $1,000,000 in 1999; and $1,000,000 in 2000.

6. CAPITAL STOCK:
  The par value of Nucor's common stock is $.40 per share and there are 100,000,000 shares authorized.
  Nucor's Key Employees' Incentive Stock Option Plans provide that common stock options may be granted to key employees and officers at 100% of the market value on the date of the grant. During 1995, options were granted for 115,436 shares (98,223 in 1994 and 138,381 in 1993); and options for 6,358 shares (4,183 in
1994 and 3,445 in 1993) expired or were canceled. At December 31, 1995, options for 525,745 shares (577,637 in 1994 and 636,374 in 1993) were outstanding at an aggregate price of $21,458,951 ($18,758,676 in 1994 and $15,560,596 in 1993);
options for 464,901 shares (533,770 in 1994 and 569,718 in 1993) were exercisable; and 1,746,354 shares (1,855,432 in 1994 and 1,949,472 in 1993) were reserved for future grants.
  250,000 shares of preferred stock, par value of $4.00 per share, are authorized, with preferences, rights and restrictions as may be fixed by Nucor's Board of Directors. No shares of preferred stock have been issued since their authorization in 1964.
  Nucor's earnings per share of common stock are based on 87,430,370 average shares outstanding in 1995 (87,166,164 in 1994 and 86,909,345 in 1993), and
would not be materially affected if all employee stock options were exercised.
                                                                             17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

7. INTEREST EXPENSE (INCOME):
  Interest expense is stated net of interest income of $10,411,088 in 1995 ($1,077,060 in 1994 and $1,118,252 in 1993). Interest paid was $9,209,025 in
1995 ($16,060,715 in 1994 and $10,739,394 in 1993).

8. FEDERAL INCOME TAXES:

                                1995              1994             1993
Currently
 payable...........     $172,800,000      $132,300,000      $62,600,000
Deferred...........      (15,000,000)       (2,000,000)       1,000,000
                        $157,800,000      $130,300,000      $63,600,000

  Current deferred federal income tax assets of approximately $38,000,000 in 1995 ($35,000,000 in 1994) relate primarily to differences between financial and tax reporting of inventories and accrued expenses. Non-current deferred federal income tax liabilities of approximately $51,000,000 in 1995 ($63,000,000 in 1994) relate primarily to differences between financial and tax reporting of depreciation. Federal income taxes paid were $176,500,000 in 1995 ($124,371,222 in 1994 and $57,519,048 in 1993).

9. QUARTERLY INFORMATION (UNAUDITED):

                          First         Second          Third         Fourth
                        Quarter        Quarter        Quarter        Quarter
1995
Net sales........  $841,734,652   $880,152,115   $860,544,790   $879,614,091
Gross margin.....   139,747,727    145,063,874    130,596,866    146,469,010
Net earnings.....    67,308,451     69,933,676     63,003,044     74,289,334
Net earnings
 per share.......           .77            .80            .72            .85
1994
Net sales........  $649,701,248   $740,101,570   $786,424,788   $799,368,850
Gross margin.....    82,391,935    111,073,091    138,630,185    151,741,399
Net earnings.....    34,879,954     49,680,131     64,523,822     77,548,937
Net earnings
 per share.......           .40            .57            .74            .89

INDEPENDENT
ACCOUNTANTS
REPORT

COOPERS & LYBRAND L.L.P.

Stockholders and
Board of Directors
Nucor Corporation
Charlotte, North Carolina

  We have audited the accompanying consolidated balance sheets of Nucor Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of Nucor's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nucor Corporation and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand LLP

Charlotte, North Carolina
February 20, 1996
18

BOARD OF DIRECTORS
AND EXECUTIVE MANAGEMENT


BOARD OF DIRECTORS
H. David Aycock
FORMER PRESIDENT,
NUCOR CORPORATION

John D. Correnti
VICE CHAIRMAN, PRESIDENT
AND CHIEF EXECUTIVE OFFICER,
NUCOR CORPORATION

James W. Cunningham
FORMER VICE PRESIDENT,
NUCOR CORPORATION


James D. Hlavacek
MANAGING DIRECTOR,
MARKET DRIVEN MANAGEMENT

F. Kenneth Iverson
CHAIRMAN,
NUCOR CORPORATION

Samuel Siegel
VICE CHAIRMAN,
CHIEF FINANCIAL OFFICER,
TREASURER AND SECRETARY,
NUCOR CORPORATION




EXECUTIVE MANAGEMENT
EXECUTIVE OFFICES

F. Kenneth Iverson
CHAIRMAN
John D. Correnti
VICE CHAIRMAN, PRESIDENT
AND CHIEF EXECUTIVE OFFICER

Samuel Siegel
VICE CHAIRMAN, CHIEF FINANCIAL OFFICER,
TREASURER AND SECRETARY

John A. Doherty
VICE PRESIDENT, ENGINEERING CONSULTANT

Terry S. Lisenby
VICE PRESIDENT, CORPORATE CONTROLLER

LeRoy C. Prichard
VICE PRESIDENT, STEEL TECHNOLOGIES



OPERATIONS



A. Jay Bowcutt
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR STEEL DIVISION,
PLYMOUTH, UTAH

James E. Campbell
VICE PRESIDENT, GENERAL MANAGER OF
VULCRAFT DIVISION,
FORT PAYNE, ALABAMA

James R. Darsey
GENERAL MANAGER OF
VULCRAFT DIVISION,
GRAPELAND, TEXAS

Jerry V. DeMars
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR FASTENER DIVISIONS,
SAINT JOE, INDIANA AND
CONWAY, ARKANSAS

Daniel R. DiMicco
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR-YAMATO STEEL COMPANY,
BLYTHEVILLE, ARKANSAS

John J. Ferriola
GENERAL MANAGER OF
NUCOR STEEL DIVISION,
NORFOLK, NEBRASKA

Ladd R. Hall
VICE PRESIDENT, GENERAL MANAGER OF
VULCRAFT DIVISON,
BRIGHAM CITY, UTAH

Gus R. Hiller
GENERAL MANAGER OF
NUCOR IRON CARBIDE, INC.,
TRINIDAD AND TOBAGO, WEST INDIES

Donald N. Holloway
VICE PRESIDENT, GENERAL MANAGER OF
VULCRAFT DIVISION,
NORFOLK, NEBRASKA

Kenneth H. Huff
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR STEEL DIVISION,
JEWETT, TEXAS

Hamilton Lott, Jr.
VICE PRESIDENT, GENERAL MANAGER OF
VULCRAFT DIVISION,
FLORENCE, SOUTH CAROLINA

Harry R. Lowe
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR BUILDING SYSTEMS DIVISION,
WATERLOO, INDIANA

Rodney B. Mott
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR STEEL DIVISION,
BERKELEY, SOUTH CAROLINA

D. Michael Parrish
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR STEEL DIVISION,
HICKMAN, ARKANSAS

James W. Ronner
VICE PRESIDENT, GENERAL MANAGER OF
VULCRAFT DIVISION,
SAINT JOE, INDIANA

Larry A. Roos
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR STEEL DIVISION,
CRAWFORDSVILLE, INDIANA

Joseph A. Rutkowski
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR STEEL DIVISION,
DARLINGTON, SOUTH CAROLINA


CORPORATE AND STOCK DATA


EXECUTIVE OFFICES
2100 Rexford Road
Charlotte, North Carolina 28211
Telephone 704/366-7000
Facsimile 704/362-4208

ANNUAL MEETING
PLACE --
Chemical Banking Corporation
270 Park Avenue
  (between 47th and
  48th Streets)
Room C on 11th Floor
New York City
TIME AND DATE--
2:00 P.M., Thursday,
May 9, 1996

STOCK PRICE AND DIVIDENDS PAID:

                              First      Second       Third      Fourth
                            Quarter     Quarter     Quarter     Quarter
                   1995
Stock Price:
  High.................      $59.63      $56.25      $63.25      $57.25
  Low..................       50.00       42.50       43.50       42.00
Dividends Paid.........        .045         .07         .07         .07
                   1994
Stock Price:
  High.................      $66.00      $72.00      $71.88      $70.50
  Low..................       48.75       57.63       63.25       51.63
Dividends Paid.........         .04        .045        .045        .045

10-K AND 11-YEAR DATA
Copies of (1) Form 10-K for 1995 filed with the Securities and Exchange Commission, and (2) various financial and statistical data for the years 1985 to 1995, are available on request.

STOCK TRANSFERS
DIVIDEND DISBURSING
DIVIDEND REINVESTMENT
First Union National Bank
Shareholders Services Group
230 South Tryon Street
11th Floor
Charlotte, North Carolina 28288
Telephone 704/374-6531
Facsimile 704/374-6987

STOCK LISTING
New York Stock Exchange
Trading Symbol - NUE
                                                                             19