Form 10-K405, Exhibit 13
period 1996-12-31
NUCOR CORP
filed 1997-03-26
CIK 73309

BUSINESS REVIEW
  Nucor Corporation's business is the manufacture of steel products. During the last five years, the sales of Nucor have increased 150%, from $1,465,000,000 in 1991 to $3,647,000,000 in 1996. All of this growth has been internally generated.
NUCOR STEEL
NUCOR-YAMATO STEEL COMPANY
  Nucor Corporation operates scrap-based steel mills in eight locations. These mills utilize modern steelmaking techniques and produce steel at a cost competitive with steel manufactured anywhere in the world.
  Production in 1996 was 8,423,000 tons, a 7% increase from 1995's 7,865,000 tons. Annual production capacity has grown from 120,000 tons in 1970 to a present total of over 10,000,000 tons.
  Steel sales to outside customers in 1996 were 7,252,000 tons, 8% higher than the 6,745,000 tons in 1995. This represented about 85% of the eight mills' production; the balance was used by the Vulcraft, Nucor Cold Finish, Nucor Grinding Balls, Nucor Fastener, and Nucor Building Systems operations.
VULCRAFT
  Vulcraft is the nation's largest producer of steel joists and joist girders. These products are produced and marketed nationally through six Vulcraft facilities.
  Steel joists and joist girders are part of support systems used extensively in industrial, commercial and institutional buildings and, to a lesser extent, in high-rise office buildings, apartment buildings and single-family dwellings.
  In 1996, Vulcraft produced 543,000 tons of steel joists and joist girders, slightly less than the 552,000 tons in 1995. Current annual production capacity exceeds 600,000 tons.
  The Vulcraft facilities in Nebraska, Texas, Indiana and South Carolina also produce steel deck. This product is used extensively for floor and roof systems. In 1996, Vulcraft's steel deck sales were 256,000 tons, a 9% increase from 1995's 234,000 tons.
  Sales of steel joists, joist girders and steel deck are dependent on the non-residential building construction market.
NUCOR COLD FINISH
  Nucor Cold Finish has facilities in Nebraska, South Carolina and Utah. These facilities produce cold finished steel bars used extensively for shafting and machined precision parts.
  The expanded facility in Nebraska also produces turned, ground and polished steel bars.
  Sales in 1996 were 221,000 tons, a 6% decrease from 1995's 234,000 tons.
NUCOR GRINDING BALLS
  Nucor Grinding Balls produces steel grinding balls in Utah for the mining industry, and accounts for a small percentage of Nucor Corporation's sales. NUCOR FASTENER
  Nucor Fastener's state-of-the-art steel bolt-making facility in Indiana has an annual capacity of close to 75,000 tons. An additional new 40,000 tons-per-year fastener facility in Arkansas began operations late in 1995.
NUCOR BEARING PRODUCTS, INC.
  This North Carolina facility produces steel bearings and machined steel parts, and accounts for a small percentage of Nucor Corporation's sales.
NUCOR BUILDING SYSTEMS
  Nucor Building Systems has a modern facility to produce metal buildings and components in Indiana. Late in the fourth quarter of 1996, operations began at an additional new facility in South Carolina.
FINANCES
  Capital expenditures are primarily for new facilities and expansion of existing facilities. These expenditures were $537,000,000 in 1996 and are anticipated to be over $200,000,000 in 1997. Funds are provided from operations and new long-term debt.
  In 1996 the ratio of long-term debt to total capital (long-term debt plus minority interests plus stockholders' equity) was 8%, compared with 6% in 1995. Nucor's objective is to maintain this ratio at less than 30%. Nucor Corporation has the financial ability to borrow significant additional funds and still maintain reasonable leverage.
EARNINGS
  Net earnings of $2.83 per share in 1996 decreased 10% from $3.14 per share in 1995. Earnings were 17% of average equity in 1996, compared with 22% in 1995.
                                                                              5

NUCOR STEEL
DIVISIONS
Darlington, South Carolina
Norfolk, Nebraska
Jewett, Texas
Plymouth, Utah
Crawfordsville, Indiana
Hickman, Arkansas
Berkeley, South Carolina
  The manufacture of steel is a major area of operations for Nucor Corporation. Nucor Steel produces bars, angles, light structural, sheet, and special steel products. In addition to selling steel on the open market, these steel mills assure an economical supply of steel for the Vulcraft, Nucor Cold Finish, Nucor Grinding Balls, Nucor Fastener, and Nucor Building Systems operations. NUCOR-YAMATO
STEEL COMPANY
Blytheville, Arkansas
  Nucor-Yamato Steel Company produces wide-flange steel beams, pilings and heavy structural steel products.
OPERATIONS
  There are four Nucor Steel mills which produce bar and light structural carbon and alloy steels. Nucor Steel's three newest mills produce sheet steel. All seven mills are among the most modern and efficient mills in the United States. Steel scrap is melted in electric arc furnaces and poured into continuous casting systems. Highly sophisticated rolling mills convert the billets and slabs into angles, rounds, channels, flats, sheet and other products. The operations in the rolling mills are highly automated and require fewer operating employees than older mills.
  In constructing Nucor Steel mills, capital cost per ton of capacity has been significantly lower than the capital cost required for other steel mills. The first Nucor Steel bar mill was constructed in 1969 and has been extensively modernized. The next three bar mills were constructed between 1973 and 1981. The total cost of all four bar mills averaged less than $175 per ton of current annual capacity. The three Nucor Steel sheet mills were constructed between 1989 and 1996. The total cost of these new sheet mills averaged about $240 per ton of current annual capacity.
  Total capacity of the four bar mills exceeds 3 million tons-
per-year.
  All Nucor Steel mills have high productivity, which results in employment costs less than 10% of the sales dollar. This is lower than the employment costs of integrated steel companies producing comparable products.
  Employee turnover in all mills is extremely low. All employees have a significant part of their compensation based on their productivity. Production employees work under group incentives which provide increased earnings for increased production. This additional compensation is paid weekly.
  Steel mills are large consumers of electricity and gas. However, because of the high efficiency of Nucor Steel mills, these energy costs were less than 10% of the sales dollar in 1996.
  Scrap and scrap substitutes are the most significant element in the total cost of steel. Their average cost decreased to about $150 per gross ton in 1996 from about $155 per gross ton in 1995.
MARKETS
  About 80% of the seven mills' production in 1996 was sold to outside customers and the balance was used internally by the steel joist, steel deck, cold finish, grinding ball, fastener, and building systems operations.
  In recent years, Nucor Steel's product line has been broadened to include a wider range of chemistries and sizes of coiled sheet, angles, straight-length and coiled rounds, channels, flats, forging billets and special small shapes. These steel products have wide usage, including pipe, farm equipment, oil and gas equipment, mobile homes, transmission towers, bed frames, hand tools, automotive parts, highway signs, building construction, machinery and industrial equipment. Nucor Steel's customers are primarily manufacturers and steel service centers.
8

MARKETING
  Nucor Steel uses a simpler highly-competitive pricing system than the complicated pricing structure traditional in the steel industry. All customers are charged the same published price. This allows customers to maintain the lowest practical inventory. Over the years a considerable proportion of Nucor Steel's sales have come at the expense of integrated and foreign producers. SHEET MILL FACILITIES
  In 1989, Nucor Steel completed construction and started operation of a new steel mill to produce hot and cold rolled sheet steel products near Crawfordsville, Indiana. This facility utilizes a thin slab caster, and has a lower capital cost than integrated steel mills producing these products.
  In 1992, Nucor Steel completed construction and started operation of a second new sheet mill to produce hot rolled sheet steel products near Hickman, Arkansas.
  In 1994, Nucor Steel completed construction and started operations of expansions at both its sheet steel mills. These expansions, which included additional casters and new reheat furnaces at both facilities, increased total capacity by more than 80%, to 3,800,000 tons-per-year.
  In 1996, Nucor Steel completed construction and started operations of a third new sheet mill to produce 1,800,000 tons-per-year of hot rolled and cold rolled sheet steel in Berkeley County, South Carolina. This increased total sheet steel capacity to 5,600,000 tons-per-year.
NUCOR-YAMATO
STEEL COMPANY
  In 1988, Nucor Corporation and Yamato Kogyo, one of Japan's major producers of wide-flange beams, completed construction and started operation of a new steel mill to produce wide-flange beams, pilings and heavy structural steel products near Blytheville, Arkansas. This mill uses a special continuous casting method which produces a beam blank closer in shape to that of the finished beam than traditional methods.
  In 1993, Nucor-Yamato Steel completed construction and started operation of a major addition to its steel mill to produce larger-depth wide-flange beams. This expansion increased annual capacity by about 80%.
   This steel mill, in which Nucor Corporation has a 51% interest, now has an annual capacity of more than 2,000,000 tons. In 1996, Nucor-Yamato Steel shipped over 2,000,000 tons of finished and semi-finished steel products.

OUTLOOK FOR THE FUTURE
   The manufacture of steel will continue to be a key factor in Nucor Corporation's future performance. Total steel production is anticipated to increase from 1996's 8,423,000 tons, to more than 10,000,000 tons in the next several years. Furthermore, Nucor Corporation also anticipates the future construction of additional steel mills.
   Nucor Corporation expects to continue to generate above-average earnings from its steelmaking operations in the future.

VULCRAFT DIVISIONS
Florence, South Carolina
Norfolk, Nebraska
Fort Payne, Alabama
Grapeland, Texas
Saint Joe, Indiana
Brigham City, Utah
  Vulcraft produces steel joists, joist girders, and steel deck for building construction. This is a major area of operations for Nucor Corporation. OPERATIONS
  There are six Vulcraft operations with total joist and joist girder production capacity well in excess of 600,000 tons-per-year.
  The production of joists by Vulcraft in 1996 was 543,000 tons, a slight decrease from 1995's 552,000 tons.
  Materials, primarily steel, were about 50% of the joist sales dollar in 1996. Vulcraft obtained about 90% of its steel requirements from Nucor Steel. For 1996, freight costs for joists and joist girders were less than 10% of the sales dollar. Vulcraft maintains an extensive fleet of trucks to insure and control on-time delivery.
  Almost all of the production employees of Vulcraft work with a group incentive system, which provides increased compensation each week for increased performance.
  Steel deck is manufactured by the four Vulcraft operations in South Carolina, Nebraska, Texas, and Indiana. Total deck production capacity for these facilities is in excess of 250,000 tons-per-year. Construction is underway on a new 50,000 tons-per-year steel deck facility in Fort Payne, Alabama; operations should begin in the last half of 1997. Coiled sheet steel was about 65% of the steel deck sales dollar in 1996.
MARKETS
  Joists and joist girders are used extensively as part of the support systems in manufacturing buildings, retail stores, shopping centers, warehouses, schools, churches, hospitals and, to a lesser extent, in multi-story buildings, apartments and single-family dwellings. Building support systems using joists and joist girders are frequently more economical than other systems.
  Steel joists and joist girder sales are obtained by competitive bidding. Vulcraft quotes on an estimated 80% to 90% of the domestic buildings using steel joists and joist girders as part of the support systems. In 1996, Vulcraft supplied more than an estimated 40% of total domestic sales of these products.
  Steel deck is used extensively in floors and roofs. Steel deck is specified in the vast majority of buildings using steel joists and joist girders. Vulcraft steel deck sales increased to 256,000 tons in 1996 from 234,000 tons in 1995. OUTLOOK FOR THE FUTURE
  The increased level of construction since 1994 has favorably impacted the volume of non-residential buildings supplied by Vulcraft. Vulcraft has the available capacity to increase its production of steel joists, joist girders and steel deck by more than 15%.
10

NUCOR
COLD FINISH
DIVISIONS
Norfolk, Nebraska
Darlington, South Carolina
Brigham City, Utah
  Nucor Cold Finish has three facilities producing cold drawn and turned, ground and polished steel bars. Total capacity of all three facilities is more than 250,000 tons-per-year.
  Cold finished steel products are used extensively for shafting and machined precision parts. Nucor Cold Finish produces rounds, hexagons, flats and squares in carbon and alloy steels.
  All three facilities are among the most modern in the world and use in-line electronic testing to insure outstanding quality.
  Nucor Cold Finish obtains most of its steel from nearby Nucor Steel mills. This factor, along with its efficient newer facilities, results in highly-competitive pricing.
  1996 sales of cold finished steel products were 221,000 tons, a 6% decrease from 1995's 234,000 tons. The market for these products is estimated at more than 1,000,000 tons.
  Nucor Cold Finish anticipates increases in sales and earnings during the next several years.
NUCOR
GRINDING BALLS
DIVISION
Brigham City, Utah
  Nucor Grinding Balls produces steel grinding balls for the mining industry, which consumes them in processing copper, iron, zinc, lead, gold, silver and other ores.
  This facility is favorably located to efficiently service its primary market in the western states. A high degree of automation results in low costs and highly competitive sales prices.
  Nucor Grinding Balls has made significant market penetration and volume increases in its sixteen years of operations.
  Nucor Grinding Balls' total sales account for a small percentage of Nucor Corporation's sales.
NUCOR
FASTENER
DIVISIONS
Saint Joe, Indiana
Conway, Arkansas
   Nucor Fastener has two facilities producing standard steel hexhead cap screws, hex bolts, socket head cap screws, and structural bolts. Annual capacity is close to 115,000 tons.
   Nucor Fastener obtains much of its steel from Nucor Steel.
   These facilities are among the most modern in the world and allow Nucor Fastener to maintain highly-competitive pricing in a market currently dominated by foreign suppliers. These operations are highly automated and have fewer employees than comparable facilities.
   Fasteners are used in a broad range of markets, including automotive, machine tools, farm implements, construction, and military applications.
   Nucor Fastener's production capacity is less than an estimated 20% of the total market for these products.
NUCOR
BEARING
PRODUCTS, INC.
Wilson, North Carolina
   Nucor Bearing Products produces steel bearing components in heat treated, fully machined, or as-forged condition.
   The facility uses just-in-time production methods to support low inventory levels and short lead times to meet customers delivery requirements. Quality control systems consistent with QS-9000 are implemented to assure customers of continuous improvement and high quality products.
   Products manufactured have a wide variety of applications, including automotive, office equipment, electric motors, farm equipment and materials handling equipment.
   All of Nucor Bearing Products sales are to the larger industrial companies in the United States.
   Nucor Bearing Products serves industry's growing need to source high volume bearing components from outside vendors.

NUCOR
BUILDING SYSTEMS
DIVISIONS
Waterloo, Indiana
Swansea, South Carolina
  Nucor Building Systems produces pre-engineered metal building systems and has an annual capacity of about 105,000 tons. The size of the buildings that can be produced ranges from less than 500 square feet to more than 1,000,000 square feet. The buildings are sold through a builder distribution network in order to provide fast-track, customized solutions for building owners.
  The use of advanced manufacturing and engineering systems has enabled Nucor Building Systems to sustain a growth rate greater than its industry.
  Nucor Building Systems has the flexibility to provide buildings with either solid-web or open-web framing systems. The primary markets are commercial, industrial, and institutional buildings.
  Nucor Building Systems obtains a significant portion of its steel requirements from Nucor Steel.

ANALYSIS OF
OPERATIONS
AND FINANCES

OPERATIONS
  The increases in 1996, 1995 and 1994 sales resulted primarily from increased volume. The major component of cost of products sold is raw material costs. The average price of raw materials was substantially unchanged in 1996, increased by 5% in 1995, and increased by 15% in 1994. The major components of marketing, administrative and other expenses are freight and profit sharing costs. Unit freight costs increased by about 5% in 1996, increased by about 2% in 1995, and decreased by about 10% in 1994. Profit sharing costs decreased by about 25% in 1996, increased by about 15% in 1995, and increased by about 90% in 1994. Profit sharing costs are based upon and fluctuate with pre-tax earnings.
  Interest expense is reduced by interest income from short-term investments. The 1996 increase resulted primarily from decreased average investments. The 1995 decrease resulted from decreased borrowings, and the 1994 increase resulted from increased borrowings.
  The decrease in 1996 earnings resulted primarily from increased pre-operating and start-up costs of new facilities.
  The increase in 1995 earnings resulted primarily from increased sales due to increased volume.
  The increase in 1994 net earnings resulted primarily from increased sales and margins, due to increased sales volume and increased average prices.
LIQUIDITY AND
CAPITAL RESOURCES
  In 1996, working capital decreased about 5% to $363 million, due primarily to increased capital expenditures. The current ratio was 1.8 in 1996, 1.9 in 1995, and 1.7 in 1994.
  The increase in 1996, 1995 and 1994 inventories was due primarily to increased capacity, increased prices and increased production levels.
  Capital expenditures were $537 million in 1996, $263 million in 1995, and $185 million in 1994. Capital expenditures are currently projected to be more than $200 million in 1997. Funds provided from operations, existing credit facilities and new borrowings are expected to be adequate to meet future capital expenditure and working capital requirements.
  Net long-term debt borrowings were $46 million in 1996. Net long-term debt repayments were $66 million in 1995 and $179 million in 1994. Unused long-term credit facilities total $255 million at the end of 1996. The percentage of long-term debt to total capital was 8% in 1996, 6% in 1995, and 12% in 1994.
12

SIX-YEAR                                           1996               1995               1994               1993               1992
FINANCIAL REVIEW
FOR THE YEAR
Net sales............................   $ 3,647,030,387    $ 3,462,045,648    $ 2,975,596,456    $ 2,253,738,311    $ 1,619,234,876
Costs and expenses:
  Cost of products sold..............     3,139,157,919      2,900,168,171      2,491,759,846      1,965,847,476      1,417,376,345
  Marketing, administrative
    and other expenses...............       120,387,357        130,677,162        113,388,724         87,582,891         76,796,340
  Interest expense (income)..........          (283,837)        (1,134,190)        13,515,042         13,198,337          7,736,488
                                          3,259,261,439      3,029,711,143      2,618,663,612      2,066,628,704      1,501,909,173
Earnings before
  federal income taxes...............       387,768,948        432,334,505        356,932,844        187,109,607        117,325,703
Federal income taxes.................       139,600,000        157,800,000        130,300,000         63,600,000         38,100,000
Net earnings.........................       248,168,948        274,534,505        226,632,844        123,509,607         79,225,703
Net earnings per share...............              2.83               3.14               2.60               1.42                .92
Dividends declared per share.........               .32                .28                .18                .16                .14
Percentage of earnings to sales......              6.8%               7.9%               7.6%               5.5%               4.9%
Return on average equity.............             16.6%              21.9%              22.4%              14.6%              10.6%
Capital expenditures.................       537,438,406        263,421,786        185,324,442        364,160,462        379,124,386
Depreciation.........................       182,232,851        173,887,657        157,652,083        122,265,448         97,779,468
Sales per employee...................           572,038            570,353            502,507            384,105            283,455
AT YEAR END
Current assets.......................      $828,380,585       $830,741,318       $638,701,397       $468,231,882       $381,616,740
Current liabilities..................       465,652,755        447,136,311        382,465,202        350,490,781        271,971,686
Working capital......................       362,727,830        383,605,007        256,236,195        117,741,101        109,645,054
  Current ratio......................               1.8                1.9                1.7                1.3                1.4
Property, plant and equipment........     1,791,152,821      1,465,400,015      1,363,218,768      1,361,036,440      1,125,765,515
Total assets.........................     2,619,533,406      2,296,141,333      2,001,920,165      1,829,268,322      1,507,382,255
Long-term debt.......................       152,600,000        106,850,000        173,000,000        352,250,000        246,750,000
  Percentage of debt to capital......              7.5%               6.2%              11.8%              25.2%              21.1%
Stockholders' equity.................     1,609,290,193      1,382,112,159      1,122,610,257        902,166,939        784,230,713
  Per share..........................             18.33              15.78              12.85              10.36               9.04
Shares outstanding...................        87,795,947         87,598,517         87,333,313         87,073,478         86,736,700
Stockholders.........................            39,000             39,000             38,000             33,000             29,000
Employees............................             6,600              6,200              5,900              5,900              5,800
                                                   1991

SIX-YEAR
FINANCIAL REVIEW
FOR THE YEAR
Net sales............................   $ 1,465,456,566
Costs and expenses:
  Cost of products sold..............     1,302,744,052
  Marketing, administrative
    and other expenses...............        66,986,699
  Interest expense (income)..........           (90,684)
                                          1,369,640,067
Earnings before
  federal income taxes...............        95,816,499
Federal income taxes.................        31,100,000
Net earnings.........................        64,716,499
Net earnings per share...............               .75
Dividends declared per share.........               .13
Percentage of earnings to sales......              4.4%
Return on average equity.............              9.5%
Capital expenditures.................       217,721,085
Depreciation.........................        93,577,626
Sales per employee...................           264,046
AT YEAR END
Current assets.......................      $334,293,244
Current liabilities..................       229,166,248
Working capital......................       105,126,996
  Current ratio......................               1.5
Property, plant and equipment........       847,283,554
Total assets.........................     1,181,576,798
Long-term debt.......................        72,778,000
  Percentage of debt to capital......              8.0%
Stockholders' equity.................       711,608,991
  Per share..........................              8.23
Shares outstanding...................        86,417,804
Stockholders.........................            27,000
Employees............................             5,600

                                                                      YEAR ENDED
CONSOLIDATED STATEMENTS OF EARNINGS                                 DECEMBER 31,                1996                 1995
Net sales........................................................................      $3,647,030,387       $3,462,045,648
Costs and expenses:
  Cost of products sold..........................................................       3,139,157,919        2,900,168,171
  Marketing, administrative and other expenses...................................         120,387,357          130,677,162
  Interest expense (income) (Note 7).............................................            (283,837)          (1,134,190)
                                                                                        3,259,261,439        3,029,711,143
Earnings before federal income taxes.............................................         387,768,948          432,334,505
  Federal income taxes (Note 8)..................................................         139,600,000          157,800,000
Net earnings.....................................................................      $  248,168,948       $  274,534,505
  Net earnings per share (Note 6)................................................               $2.83                $3.14


CONSOLIDATED STATEMENTS OF EARNINGS                                                         1994
Net sales........................................................................  $2,975,596,456
Costs and expenses:
  Cost of products sold..........................................................   2,491,759,846
  Marketing, administrative and other expenses...................................     113,388,724
  Interest expense (income) (Note 7).............................................      13,515,042
                                                                                    2,618,663,612
Earnings before federal income taxes.............................................     356,932,844
  Federal income taxes (Note 8)..................................................     130,300,000
Net earnings.....................................................................  $  226,632,844
  Net earnings per share (Note 6)................................................           $2.60

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                 COMMON STOCK              ADDITIONAL                     TREASURY STOCK
                                                                              PAID-IN          RETAINED     (AT COST)
                                                SHARES         AMOUNT         CAPITAL          EARNINGS
                                                                                                                 SHARES
Balance, December 31, 1993.............     89,253,056   $ 35,701,222    $ 29,913,677    $  854,857,471       2,179,578
Net earnings in 1994...................                                                     226,632,844
Employee stock options.................        152,777         61,111       2,660,641
Employee stock compensation
  and service awards...................        101,848         40,739       6,698,113                            (5,210)
Cash dividends ($.18 per share)........                                                     (15,693,894)
Balance, December 31, 1994.............     89,507,681     35,803,072      39,272,431     1,065,796,421       2,174,368
Net earnings in 1995...................                                                     274,534,505
Employee stock options.................        160,970         64,389       3,464,978
Employee stock compensation
  and service awards...................         87,498         34,999       5,932,034                           (20,397)
Treasury stock acquired................                                                                           3,661
Cash dividends ($.28 per share)........                                                     (24,486,885)
Balance, December 31, 1995.............     89,756,149     35,902,460      48,669,443     1,315,844,041       2,157,632
Net earnings in 1996...................                                                     248,168,948
Employee stock options.................        121,137         48,454       3,126,446
Employee stock compensation
  and service awards...................                                     3,251,721                           (76,293)
Cash dividends ($.32 per share)........                                                     (28,064,499)
BALANCE, DECEMBER 31, 1996.............     89,877,286   $ 35,950,914    $ 55,047,610    $1,535,948,490       2,081,339

                                                AMOUNT
Balance, December 31, 1993.............   $ 18,305,431
Net earnings in 1994...................
Employee stock options.................
Employee stock compensation
  and service awards...................        (43,764)
Cash dividends ($.18 per share)........
Balance, December 31, 1994.............     18,261,667
Net earnings in 1995...................
Employee stock options.................
Employee stock compensation
  and service awards...................       (172,887)
Treasury stock acquired................        215,005
Cash dividends ($.28 per share)........
Balance, December 31, 1995.............     18,303,785
Net earnings in 1996...................
Employee stock options.................
Employee stock compensation
  and service awards...................       (646,964)
Cash dividends ($.32 per share)........
BALANCE, DECEMBER 31, 1996.............   $ 17,656,821

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
14

CONSOLIDATED BALANCE SHEETS         DECEMBER 31,                           1996               1995
ASSETS
Current assets:
  Cash and short-term investments......................................  $  104,400,585    $  201,795,775
  Accounts receivable (Note 2).........................................     292,637,918       283,206,832
  Inventories (Note 3).................................................     385,798,890       306,773,384
  Other current assets.................................................      45,543,192        38,965,327
    Total current assets...............................................     828,380,585       830,741,318
Property, plant and equipment (Note 4).................................   1,791,152,821     1,465,400,015
                                                                         $2,619,533,406    $2,296,141,333
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Long-term debt due within one year...................................  $      750,000    $      150,000
  Accounts payable.....................................................     224,369,943       214,562,570
  Federal income taxes.................................................      10,285,829        11,298,873
  Salaries, wages and related accruals.................................     101,712,186       104,562,678
  Accrued expenses and other current liabilities.......................     128,534,797       116,562,190
    Total current liabilities..........................................     465,652,755       447,136,311
Long-term debt due after one year (Note 5).............................     152,600,000       106,850,000
     Deferred credits and other liabilities (Note 8)...................     126,284,101       139,384,197
Minority interests.....................................................     265,706,357       220,658,666
Stockholders' equity (Note 6):
  Common stock.........................................................      35,950,914       35,902,460
  Additional paid-in capital...........................................      55,047,610       48,669,443
  Retained earnings....................................................   1,535,948,490    1,315,844,041
                                                                          1,626,947,014    1,400,415,944
  Treasury stock.......................................................     (17,656,821)     (18,303,785)
                                                                          1,609,290,193    1,382,112,159
                                                                         $2,619,533,406   $2,296,141,333


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
                                                                             15

                                                             YEAR ENDED
CONSOLIDATED STATEMENTS                                    DECEMBER 31,                  1996                   1995
OF CASH FLOWS
CONSOLIDATED STATEMENTS
OPERATING ACTIVITIES:
  Net earnings..........................................................         $248,168,948            $274,534,505
  Adjustments:
    Depreciation of plant and equipment.................................          182,232,851             173,887,657
    Deferred federal income taxes.......................................           (8,000,000)            (15,000,000)
    Minority interests..................................................           82,569,451              48,183,237
    Changes in:
      Accounts receivable...............................................           (9,431,086)            (25,074,885)
      Inventories.......................................................          (79,025,506)            (63,746,530)
      Accounts payable..................................................            9,807,373              31,716,160
      Federal income taxes..............................................           (1,013,044)             (4,208,786)
      Other.............................................................           25,302,461              26,868,839
  Cash provided by operating activities.................................          450,611,448             447,160,197
INVESTING ACTIVITIES:
  Capital expenditures..................................................         (537,438,406)           (263,421,786)
  Disposition of plant and equipment....................................            1,594,442                 919,247
  Cash used in investing activities.....................................         (535,843,964)           (262,502,539)
FINANCING ACTIVITIES:
  New long-term debt....................................................           46,500,000              24,000,000
  Reduction in long-term debt...........................................             (150,000)            (90,250,000)
  Issuance of common stock..............................................            7,073,585               9,669,288
  Contributions for (distributions to) minority interests...............          (37,521,760)             (3,509,760)
  Cash dividends........................................................          (28,064,499)            (24,486,885)
  Acquisition of treasury stock.........................................                   --                (215,005)
  Cash used in financing activities.....................................          (12,162,674)            (84,792,362)
INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS..................          (97,395,190)             99,865,296
CASH AND SHORT-TERM INVESTMENTS -- BEGINNING OF YEAR....................          201,795,775             101,930,479
CASH AND SHORT-TERM INVESTMENTS -- END OF YEAR..........................         $104,400,585            $201,795,775


                                                                                  1994
OPERATING ACTIVITIES:
  Net earnings..........................................................  $226,632,844
  Adjustments:
    Depreciation of plant and equipment.................................   157,652,083
    Deferred federal income taxes.......................................    (2,000,000)
    Minority interests..................................................    17,673,235
    Changes in:
      Accounts receivable...............................................   (55,955,706)
      Inventories.......................................................   (28,012,284)
      Accounts payable..................................................    17,111,882
      Federal income taxes..............................................     1,240,507
      Other.............................................................    90,603,897
  Cash provided by operating activities.................................   424,946,458
INVESTING ACTIVITIES:
  Capital expenditures..................................................  (185,324,442)
  Disposition of plant and equipment....................................     5,218,722
  Cash used in investing activities.....................................  (180,105,720)
FINANCING ACTIVITIES:
  New long-term debt....................................................            --
  Reduction in long-term debt...........................................  (179,200,000)
  Issuance of common stock..............................................     9,504,368
  Contributions for (distributions to) minority interests...............    15,224,450
  Cash dividends........................................................   (15,693,894)
  Acquisition of treasury stock.........................................            --
  Cash used in financing activities.....................................  (170,165,076)
INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS..................    74,675,662
CASH AND SHORT-TERM INVESTMENTS -- BEGINNING OF YEAR....................    27,254,817
CASH AND SHORT-TERM INVESTMENTS -- END OF YEAR..........................  $101,930,479

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1996, 1995 and 1994
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
  Nucor is a manufacturer of steel products.
  The consolidated financial statements include Nucor and all of its subsidiaries. The minority interests in operations of less than 100%-owned subsidiaries are included in cost of products sold. All significant intercompany transactions are eliminated.
  Short-term investments are recorded at cost plus accrued interest, which approximates market, and will be converted into cash within three months from date of purchase.
  Inventories are stated at the lower of cost or market. Cost is determined principally using the last-in, first-out (LIFO) method of accounting.
  Property, plant and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.
  Federal income taxes are provided using the liability method.
2. ACCOUNTS RECEIVABLE:
  Accounts receivable are stated net of the allowance for doubtful accounts of $14,601,574 in 1996 ($16,690,059 in 1995 and $14,944,181 in 1994).
3. INVENTORIES:
  Inventories consist of approximately 60% raw materials and supplies, and 40% finished and semi-finished products in 1996 (55% and 45% in 1995). Inventories valued on the last-in, first-out (LIFO) method of accounting represent approximately 90% of total inventories in 1996 and 1995. If the first-in, first-out (FIFO) method of accounting had been used instead of the last-in, first-out (LIFO) method, inventories would have been $73,900,931 higher in 1996 ($93,932,099 higher in 1995).
4. PROPERTY, PLANT AND EQUIPMENT:

                       DECEMBER 31,              1996              1995
Land and improvements..............    $   63,019,255    $   50,889,972
Buildings and improvements.........       252,921,515       208,183,010
Machinery and equipment............     2,304,674,598     1,732,719,160
Construction in process
 and equipment deposits............        78,136,938       221,092,491
                                        2,698,752,306     2,212,884,633
Less accumulated depreciation......       907,599,485       747,484,618
                                       $1,791,152,821    $1,465,400,015

  The average annual depreciation rate was 8.0% in 1996 (8.9% in 1995 and 8.7% in 1994).
5. LONG-TERM DEBT AND FINANCING ARRANGEMENTS:

                       DECEMBER 31,              1996              1995
Industrial revenue bonds,
 4.05% to 8%,
 due from 1998 to 2029.............      $152,600,000      $106,850,000

  Ten banks are committed to lend Nucor a total of $255,000,000 (nothing has been borrowed), with borrowings repayable in 2002. Six banks are committed to lend a Nucor subsidiary a total of $18,000,000, due in 2002 (nothing has been borrowed). These commitments cannot be withdrawn unless there is non-compliance under the loan agreements.
  Annual aggregate long-term debt maturities are: $1,250,000 in 1998; $1,000,000 in 1999; $1,000,000 in 2000; and $1,000,000 in 2001.
6. CAPITAL STOCK:
  The par value of Nucor's common stock is $.40 per share and there are 100,000,000 shares authorized.
  Nucor's Key Employees' Incentive Stock Option Plans provide that common stock options may be granted to key employees and officers at 100% of the market value on the date of the grant. During 1996, options were granted for 155,287 shares (115,436 in 1995 and 98,223 in 1994); and options for 2,832 shares (6,358 in
1995 and 4,183 in 1994) expired or were canceled. At December 31, 1996, options for 557,063 shares (525,745 in 1995 and 577,637 in 1994) were outstanding at an aggregate exercise price of $26,460,148 ($21,458,951 in 1995 and $18,758,676 in
1994); options for 474,086 shares (464,901 in 1995 and 533,770 in 1994) were exercisable; and 1,593,899 shares (1,746,354 in 1995 and 1,855,432 in 1994) were reserved for future grants.
  250,000 shares of preferred stock, par value of $4.00 per share, are authorized, with preferences, rights and restrictions as may be fixed by Nucor's Board of Directors. No shares of preferred stock have been issued since their authorization in 1964.
  Nucor's earnings per share of common stock are based on 87,685,750 average shares outstanding in 1996 (87,430,370 in 1995 and 87,166,164 in 1994), and
would not be materially affected if all employee stock options were exercised.
                                                                             17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
7. INTEREST EXPENSE (INCOME):
  Interest expense is stated net of interest income of $7,834,720 in 1996 ($10,411,088 in 1995 and $1,077,060 in 1994). Interest paid was $6,948,333 in
1996 ($9,209,025 in 1995 and $16,060,715 in 1994).
8. FEDERAL INCOME TAXES:

                                1996              1995              1994
Currently payable..     $147,600,000      $172,800,000      $132,300,000
Deferred...........       (8,000,000)      (15,000,000)       (2,000,000)
                        $139,600,000      $157,800,000      $130,300,000

  Current deferred federal income tax assets of approximately $45,000,000 in 1996 ($38,000,000 in 1995) relate primarily to differences between financial and tax reporting of inventories and accrued expenses. Non-current deferred federal income tax liabilities of approximately $50,000,000 in 1996 ($51,000,000 in 1995) relate primarily to differences between financial and tax reporting of depreciation. Federal income taxes paid were $152,900,000 in 1996 ($176,500,000 in 1995 and $124,371,222 in 1994).
9. QUARTERLY INFORMATION (UNAUDITED):

                             FIRST         SECOND          THIRD         FOURTH
                           QUARTER        QUARTER        QUARTER        QUARTER
1996
NET SALES...........  $876,113,043   $911,097,297   $937,447,929   $922,372,118
GROSS MARGIN........   109,503,497    117,762,100    122,461,149    158,145,722
NET EARNINGS........    52,583,807     55,242,830     57,887,023     82,455,288
NET EARNINGS
 PER SHARE..........           .60            .63            .66            .94
1995
NET SALES...........  $841,734,652   $880,152,115   $860,544,790   $879,614,091
GROSS MARGIN........   139,747,727    145,063,874    130,596,866    146,469,010
NET EARNINGS........    67,308,451     69,933,676     63,003,044     74,289,334
NET EARNINGS
 PER SHARE..........           .77            .80            .72            .85

INDEPENDENT
ACCOUNTANTS
REPORT
COOPERS & LYBRAND L.L.P.
Stockholders and
Board of Directors
Nucor Corporation
Charlotte, North Carolina
  We have audited the accompanying consolidated balance sheets of Nucor Corporation and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of Nucor's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nucor Corporation and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Coopers and Lybrand, L.L.P.
Charlotte, North Carolina
February 14, 1997
18

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

James R. Darsey
VICE PRESIDENT, GENERAL MANAGER OF
VULCRAFT DIVISION,
GRAPELAND, TEXAS

Jerry V. DeMars
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR FASTENER DIVISIONS,
SAINT JOE, INDIANA AND
CONWAY, ARKANSAS

Daniel R. DiMicco
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR-YAMATO STEEL COMPANY,
BLYTHEVILLE, ARKANSAS

John J. Ferriola
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR STEEL DIVISION,
NORFOLK, NEBRASKA

Ladd R. Hall
VICE PRESIDENT, GENERAL MANAGER OF
VULCRAFT DIVISON,
BRIGHAM CITY, UTAH


Gus R. Hiller
GENERAL MANAGER OF
NUCOR IRON CARBIDE, INC.,
TRINIDAD AND TOBAGO, WEST INDIES
Donald N. Holloway
VICE PRESIDENT, GENERAL MANAGER OF
VULCRAFT DIVISION,
NORFOLK, NEBRASKA

Kenneth H. Huff
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR STEEL DIVISION,
JEWETT, TEXAS

Douglas J. Jellison
GENERAL MANAGER OF
NUCOR BEARING PRODUCTS, INC.,
WILSON, NORTH CAROLINA

Hamilton Lott, Jr.
VICE PRESIDENT, GENERAL MANAGER OF
VULCRAFT DIVISION,
FLORENCE, SOUTH CAROLINA

Harry R. Lowe
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR BUILDING SYSTEMS DIVISIONS,
WATERLOO, INDIANA AND
SWANSEA, SOUTH CAROLINA

Rodney B. Mott
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR STEEL DIVISION,
BERKELEY, SOUTH CAROLINA

D. Michael Parrish
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR STEEL DIVISION,
HICKMAN, ARKANSAS

James W. Ronner
VICE PRESIDENT, GENERAL MANAGER OF
VULCRAFT DIVISION,
SAINT JOE, INDIANA

Larry A. Roos
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR STEEL DIVISION,
CRAWFORDSVILLE, INDIANA

Joseph A. Rutkowski
VICE PRESIDENT, GENERAL MANAGER OF
NUCOR STEEL DIVISION,
DARLINGTON, SOUTH CAROLINA

CORPORATE AND STOCK DATA

EXECUTIVE OFFICES
2100 Rexford Road
Charlotte, North Carolina 28211
Telephone 704/366-7000
Fax 704/362-4208

ANNUAL MEETING
PLACE --
Chase Manhattan Bank
270 Park Avenue
  (between 47th and 48th
  Streets)
Room C on 11th Floor
New York City
TIME AND DATE--
2:00 P.M., Thursday,
May 8, 1997

STOCK TRANSFERS
DIVIDEND DISBURSING
DIVIDEND REINVESTMENT
First Union National Bank
Shareholders Services Group
230 South Tryon Street
11th Floor
Charlotte, North Carolina 28288
Telephone 704/374-6531
Fax 704/374-6987

STOCK LISTING
New York Stock Exchange
Trading Symbol - NUE


STOCK PRICE AND DIVIDENDS PAID:

                              First      Second       Third      Fourth
                            Quarter     Quarter     Quarter     Quarter
                   1996
Stock Price:
  High.................      $63.88      $62.50      $51.63      $54.88
  Low..................       49.75       49.88       45.13       47.00
Dividends Paid.........         .07         .08         .08         .08
                   1995
Stock Price:
  High.................      $59.63      $56.25      $63.25      $57.25
  Low..................       50.00       42.50       43.50       42.00
Dividends Paid.........        .045         .07         .07         .07

10-K AND 11-YEAR DATA
Copies of (1) Form 10-K for 1996 filed with the Securities and Exchange Commission, and (2) various financial and statistical data for the years 1986 to 1996, are available on request.
                                                                             19