Form 10-K405, Exhibit 13
period 1997-12-31
NUCOR CORP
filed 1998-03-26
CIK 73309

PAGE>

Business Review

     Nucor Corporation's business is the manufacture of steel products. During the last five years, the sales of Nucor have increased 158%, from $1,619,000,000 in 1992 to $4,184,000,000 in 1997. All of this growth has been internally generated.



Nucor Steel
Nucor-Yamato Steel Company

     Nucor Corporation operates scrap-based steel mills in eight locations. These mills utilize modern steelmaking techniques and produce steel at a cost competitive with steel manufactured anywhere in the world.
     Production in 1997 was 9,724,000 tons, a 15% increase from 1996's 8,423,000 tons. Annual production capacity has grown from 120,000 tons in 1970 to a present total of over 11,000,000 tons.
     Steel sales to outside customers in 1997 were 8,435,000 tons, 16% higher than the 7,252,000 tons in 1996. This represented about 85% of the eight mills' production; the balance was used by the Vulcraft, Nucor Cold Finish, Nucor Grinding Balls, Nucor Fastener, and Nucor Building Systems operations.


Vulcraft

     Vulcraft is the nation's largest producer of steel joists and joist girders. These products are produced and marketed nationally through six Vulcraft facilities.
     Steel joists and joist girders are part of support systems used extensively in industrial, commercial and institutional buildings and, to a lesser extent, in high-rise office buildings, apartment buildings and single-family dwellings.
     In 1997, Vulcraft produced 568,000 tons of steel joists and joist girders, 5% more than the 543,000 tons in 1996. Current annual production capacity significantly exceeds 600,000 tons.

     The Vulcraft facilities in Nebraska, Alabama, Texas, Indiana and South Carolina also produce steel deck. This product is used extensively for floor and roof systems. In 1997, Vulcraft's steel deck sales were 287,000 tons, a 12% increase from 1996's 256,000 tons.
     Sales of steel joists, joist girders and steel deck are dependent on the non-residential building construction market.


Nucor Cold Finish

     Nucor Cold Finish has facilities in Nebraska, South Carolina and Utah. These facilities produce cold finished steel bars used extensively for shafting and machined precision parts.
     The expanded facility in Nebraska also produces turned, ground and polished steel bars.
     Sales in 1997 were 256,000 tons, a 16% increase from 1996's 221,000 tons.


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


Finances

     Capital expenditures are primarily for new facilities and expansion of existing facilities. These expenditures were $307,000,000 in 1997 and are anticipated to be about $400,000,000 in 1998. Funds are provided from operations and new long-term debt.
     In 1997 the ratio of long-term debt to total capital (long-term debt plus minority interests plus stockholders' equity) was 7%, compared with 8% in 1996. Nucor's objective is to maintain this ratio at less than 30%. Nucor Corporation has the financial ability to borrow significant additional funds and still maintain reasonable leverage.


Earnings

     Net earnings of $3.35 per share in 1997 increased 18% from $2.83 per share in 1996. Earnings were 17% of average equity in 1997 and 1996.

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




[GRAPHIC OMITTED]



Operations

     There are four Nucor Steel mills which produce bar and light structural carbon and alloy steels. Nucor Steel's three newest mills produce sheet steel. All seven mills are among the most modern and efficient mills in the United States. Steel scrap is melted in electric arc furnaces and poured into continuous casting systems. Highly sophisticated rolling mills convert the billets and slabs into angles, rounds, channels, flats, sheet and other products. The operations in the rolling mills are highly automated and require fewer operating employees than older mills.
     In constructing Nucor Steel mills, capital cost per ton of capacity has been significantly lower than the capital cost required for other steel mills. The first Nucor Steel bar mill was constructed in 1969 and has been extensively modernized. The next three bar mills were constructed between 1973 and 1981. The total cost of all four bar mills averaged less than $160 per ton of current annual capacity. The three Nucor Steel sheet mills were constructed between 1989 and 1996. The total cost of these new sheet mills averaged about $260 per ton of current annual capacity.


Total capacity of the four bar mills exceeds 3 million tons-per-year.
     All Nucor Steel mills have high productivity, which results in employment costs less than 10% of the sales dollar. This is lower than the employment costs of integrated steel companies producing comparable products.
     Employee turnover in all mills is extremely low. All employees have a significant part of their compensation based on their productivity. Production employees work under group incentives which provide increased earnings for increased production. This additional compensation is paid weekly.
     Steel mills are large consumers of electricity and gas. However, because of the high efficiency of Nucor Steel mills, these energy costs were less than 10% of the sales dollar in 1997.
     Scrap and scrap substitutes are the most significant element in the total cost of steel. Their average cost decreased to about $145 per gross ton in 1997 from about $150 per gross ton in 1996.


Markets

     About 80% of the seven mills' production in 1997 was sold to outside customers and the balance was used internally by the steel joist, steel deck, cold finish, grinding ball, fastener, and building systems operations.
     In recent years, Nucor Steel's product line has been broadened to include a wider range of chemistries and sizes of coiled sheet, angles, straight-length and coiled rounds, channels, flats, forging billets and special small shapes. These steel products have wide usage, including pipe, farm equipment, oil and gas equipment, mobile homes, transmission towers, bed frames, hand tools, automotive parts, highway signs, building construction, machinery and industrial equipment. Nucor Steel's customers are primarily manufacturers and steel service centers.

Marketing

     Nucor Steel uses a simpler highly competitive pricing system than the complicated pricing structure traditional in the steel industry. All customers are charged the same published price. This allows customers to maintain the lowest practical inventory. Over the years, a considerable proportion of Nucor Steel's sales have come at the expense of integrated and foreign producers.


Newer Facilities and Expansions

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

     In 1996, Nucor Steel completed construction and started operations of a third new sheet mill to produce 1,800,000 tons-per-year of hot rolled and cold rolled sheet steel in Berkeley County, South Carolina. This increased total sheet steel capacity to 5,600,000 tons-per-year.
     Nucor Steel is expanding its Hickman, Arkansas sheet steel mill to include a galvanizing facility with 500,000 tons annual capacity; a cold rolling facility with 800,000 tons annual capacity; and associated pickling, oiling, and annealing facilities. This expansion is anticipated to cost about $120,000,000 and to be operational by the first quarter of 1999.
     Nucor Steel is expanding its Berkeley County, South Carolina facility to include a 500,000 tons-per-year steel beam mill. This expansion is anticipated to cost about $150,000,000 and to start operations in late 1998.


Nucor-Yamato
Steel Company

     In 1988, Nucor Corporation and Yamato Kogyo, one of Japan's major producers of wide-flange beams, completed construction and started operation of a new steel mill to produce wide-flange beams, pilings and heavy structural steel products near Blytheville, Arkansas. This mill uses a special continuous casting method which produces a beam blank closer in shape to that of the finished beam than traditional methods.
     In 1993, Nucor-Yamato Steel completed construction and started operation of a major addition to its steel mill to produce larger-depth wide-flange beams. This expansion increased annual capacity by about 80%.
     This steel mill, in which Nucor Corporation has a 51% interest, now has an annual capacity of over 2,000,000 tons. In 1997, Nucor-Yamato Steel shipped over 2,200,000 tons of finished and semi-finished steel products.


Outlook for the Future

     The manufacture of steel will continue to be a key factor in Nucor Corporation's future performance. Total steel production is anticipated to increase significantly over the next several years from 1997's 9,724,000 tons. Nucor Corporation anticipates additional steel mill expansions and the construction of additional steel mills, which could increase annual capacity to more than 13,000,000 tons per year.
     Nucor Corporation expects to continue to generate above-average earnings from its steelmaking operations in the future.


[GRAPHIC OMITTED]

Vulcraft Divisions


Florence, South Carolina
Norfolk, Nebraska
Fort Payne, Alabama
Grapeland, Texas
Saint Joe, Indiana
Brigham City, Utah



     Vulcraft produces steel joists, joist girders, and steel deck for building construction. This is a major area of operations for Nucor Corporation.




[GRAPHIC OMITTED]



Operations

     There are six Vulcraft operations with total joist and joist girder production capacity in excess of 600,000 tons-per-year.
     The production of joists by Vulcraft in 1997 was 568,000 tons, an increase from 1996's 543,000 tons.
     Materials, primarily steel, were about 45% of the joist sales dollar in 1997. Vulcraft obtained about 90% of its steel requirements from Nucor Steel. For 1997, freight costs for joists and joist girders were less than 10% of the sales dollar. Vulcraft maintains an extensive fleet of trucks to ensure and control on-time delivery.
     Almost all of the production employees of Vulcraft work with a group incentive system, which provides increased compensation each week for increased performance.

     Steel deck is manufactured by the five Vulcraft operations in South Carolina, Nebraska, Alabama, Texas, and Indiana. Total deck production capacity for these facilities is in excess of 300,000 tons-per-year. In 1997, construction was completed on a new 50,000 tons-per-year steel deck facility in Fort Payne, Alabama; operations began in the second quarter of 1997. Coiled sheet steel was about 70% of the steel deck sales dollar in 1997.


Markets

     Joists and joist girders are used extensively as part of the support systems in manufacturing buildings, retail stores, shopping centers, warehouses, schools, churches, hospitals and, to a lesser extent, in multi-story buildings, apartments and single-family dwellings. Building support systems using joists and joist girders are frequently more economical than other systems.

     Steel joists and joist girder sales are obtained by competitive bidding. Vulcraft quotes on an estimated 80% to 90% of the domestic buildings using steel joists and joist girders as part of the support systems. In 1997, Vulcraft supplied more than an estimated 40% of total domestic sales of these products.
     Steel deck is used extensively in floors and roofs. Steel deck is specified in the vast majority of buildings using steel joists and joist girders. Vulcraft steel deck sales increased to 287,000 tons in 1997 from 256,000 tons in 1996.


Outlook for the Future

     The increased level of construction in recent years has favorably impacted the volume of non-residential buildings supplied by Vulcraft. Vulcraft has the available capacity to increase its production of steel joists, joist girders and steel deck by more than 10%.

Nucor
Cold Finish
Divisions


Norfolk, Nebraska
Darlington, South Carolina
Brigham City, Utah




     Nucor Cold Finish has three facilities producing cold drawn and turned, ground and polished steel bars. Total capacity of all three facilities is more than 350,000 tons-per-year.
     Cold finished steel products are used extensively for shafting and machined precision parts. Nucor Cold Finish produces rounds, hexagons, flats and squares in carbon and alloy steels.
     All three facilities are among the most modern in the world and use in-line electronic testing to insure outstanding quality.
     Nucor Cold Finish obtains most of its steel from nearby Nucor Steel mills. This factor, along with its efficient newer facilities, results in highly competitive pricing.
     1997 sales of cold finished steel products were 256,000 tons, a 16% increase from 1996's 221,000 tons. The market for these products is estimated at more than 1,000,000 tons.
     Nucor Cold Finish anticipates increases in sales and earnings during the next several years.




[GRAPHIC OMITTED]



Nucor
Grinding Balls
Division


Brigham City, Utah


     Nucor Grinding Balls produces steel grinding balls for the mining industry, which consumes them in processing copper, iron, zinc, lead, gold, silver and other ores.
     This facility is favorably located to efficiently service its primary market in the western states. A high degree of automation results in low costs and highly competitive sales prices.
     Nucor Grinding Balls has made significant market penetration and volume increases in its seventeen years of operations.
     Nucor Grinding Balls' total sales account for a small percentage of Nucor Corporation's sales.

Nucor
Fastener
Divisions


Saint Joe, Indiana
Conway, Arkansas

     Nucor Fastener has two facilities producing standard steel hexhead cap screws, hex bolts, socket head cap screws, and structural bolts. Annual capacity is close to 115,000 tons.
     Nucor Fastener obtains much of its steel from Nucor Steel.
     These facilities are among the most modern in the world and allow Nucor Fastener to maintain highly competitive pricing in a market currently dominated by foreign suppliers. These operations are highly automated and have fewer employees than comparable facilities.
     Fasteners are used in a broad range of markets, including automotive, machine tools, farm implements, construction, and military applications.
     Nucor Fastener's production capacity is less than an estimated 20% of the total market for these products.

Nucor
Bearing
Products, Inc.


Wilson, North Carolina


     Nucor Bearing Products produces steel bearing components in heat-treated, fully machined, or as-forged condition.
     The facility uses just-in-time production methods to support low inventory levels and short lead times to meet customers' delivery requirements. Quality control systems consistent with QS-9000 are implemented to assure customers of continuous improvement and high quality products.
     Products manufactured have a wide variety of applications, including automotive, office equipment, electric motors, farm equipment and materials handling equipment.
     All of Nucor Bearing Products sales are to the larger industrial companies in the United States.
     Nucor Bearing Products serves industry's growing need to source high volume bearing components from outside vendors.
     Construction is underway on an expansion at Nucor Bearing Products that will increase capacity by more than 250%. This expansion is anticipated to cost about $35,000,000 and should be completed by the third quarter of 1998.

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



Analysis of
Operations
and Finances


Operations

     The increases in 1997, 1996 and 1995 sales resulted primarily from increased volume. The major component of cost of products sold is raw material costs. The average price of raw materials was substantially unchanged in 1997 and 1996, and increased by 5% in 1995. The major components of marketing, administrative and other expenses are freight and profit sharing costs. Unit freight costs decreased slightly in 1997, increased by about 5% in 1996, and increased less than 5% in 1995. Profit sharing costs increased by about 30% in 1997, decreased by about 25% in 1996, and increased by about 15% in 1995.
Profit sharing costs are based upon and fluctuate with pre-tax earnings.
     Interest expense is reduced by interest income from short-term investments. The 1997 increase resulted from increased borrowings. The 1996 increase resulted from decreased average investments, and the 1995 decrease resulted from decreased borrowings.

     The increase in 1997 earnings resulted primarily from increased sales due to increased volume.
     The decrease in 1996 earnings resulted primarily from increased pre-operating and start-up costs of new facilities.
     The increase in 1995 earnings resulted primarily from increased sales due to increased volume.


Liquidity and
Capital Resources

     In 1997, working capital increased about 65% to $601 million, due primarily to increased earnings and a decrease in capital expenditures. The current ratio was 2.1 in 1997, 1.8 in 1996, and 1.9 in 1995.
     The increase in 1997, 1996 and 1995 inventories was due primarily to increased prices and increased production levels.

     Capital expenditures were $307 million in 1997, $537 million in 1996, and $263 million in 1995. Capital expenditures are currently projected to be about $400 million in 1998. Funds provided from operations, existing credit facilities and new borrowings are expected to be adequate to meet future capital expenditure and working capital requirements.
     Net long-term debt borrowings were $15 million in 1997 and $46 million in 1996. Net long-term debt repayments were $66 million in 1995. Unused long-term credit facilities total $203 million at the end of 1997. The percentage of long-term debt to total capital was 7% in 1997, 8% in 1996, and 6% in 1995.

Six-Year
Financial Review                                  1997              1996              1995
For the Year
Net sales ...........................   $4,184,497,854    $3,647,030,387    $3,462,045,648
Costs and expenses:
 Cost of products sold ..............    3,578,941,039     3,139,157,919     2,900,168,171
 Marketing, administrative
  and other expenses ................      145,409,693       120,387,357       130,677,162
 Interest expense (income) ..........          (35,318)         (283,837)       (1,134,190)
                                        --------------    --------------    --------------
                                         3,724,315,414     3,259,261,439     3,029,711,143
Earnings before
 federal income taxes ...............      460,182,440       387,768,948       432,334,505
Federal income taxes ................      165,700,000       139,600,000       157,800,000
                                        --------------    --------------    --------------
Net earnings ........................      294,482,440       248,168,948       274,534,505
Net earnings per share ..............             3.35              2.83              3.14
Dividends declared per share ........              .40               .32               .28
Percentage of earnings to sales .....              7.0%              6.8%              7.9%
Return on average equity ............             16.9%             16.6%             21.9%
Capital expenditures ................      306,749,422       537,438,406       263,421,786
Depreciation ........................      218,764,101       182,232,851       173,887,657
Sales per employee ..................          622,554           572,038           570,353
At Year End
Current assets ......................   $1,125,508,464    $  828,380,585    $  830,741,318
Current liabilities .................      524,453,610       465,652,755       447,136,311
                                        --------------    --------------    --------------
Working capital .....................      601,054,854       362,727,830       383,605,007
 Current ratio ......................             2.1               1.8               1.9
Property, plant and equipment .......    1,858,874,894     1,791,152,821     1,465,400,015
Total assets ........................    2,984,383,358     2,619,533,406     2,296,141,333
Long-term debt ......................      167,950,000       152,600,000       106,850,000
 Percentage of debt to capital ......              7.2%              7.5%              6.2%
Stockholders' equity ................    1,876,425,866     1,609,290,193     1,382,112,159
 Per share ..........................            21.32             18.33             15.78
Shares outstanding ..................       87,996,583        87,795,947        87,598,517
Stockholders ........................           50,000            39,000            39,000
Employees ...........................            6,900             6,600             6,200
                                                                              13
                                                                               -



Six-Year
Financial Review                                   1994                1993                1992
For the Year
Net sales ...........................   $ 2,975,596,456     $ 2,253,738,311     $ 1,619,234,876
Costs and expenses:
 Cost of products sold ..............     2,491,759,846       1,965,847,476       1,417,376,345
 Marketing, administrative
  and other expenses ................       113,388,724          87,582,891          76,796,340
 Interest expense (income) ..........        13,515,042          13,198,337           7,736,488
                                        ---------------     ---------------     ---------------
                                          2,618,663,612       2,066,628,704       1,501,909,173
Earnings before
 federal income taxes ...............       356,932,844         187,109,607         117,325,703
Federal income taxes ................       130,300,000          63,600,000          38,100,000
                                        ---------------     ---------------     ---------------
Net earnings ........................       226,632,844         123,509,607          79,225,703
Net earnings per share ..............              2.60                1.42                 .92
Dividends declared per share ........               .18                 .16                 .14
Percentage of earnings to sales .....               7.6%                5.5%                4.9%
Return on average equity ............              22.4%               14.6%               10.6%
Capital expenditures ................       185,324,442         364,160,462         379,124,386
Depreciation ........................       157,652,083         122,265,448          97,779,468
Sales per employee ..................           502,507             384,105             283,455
At Year End
Current assets ......................   $   638,701,397     $   468,231,882     $   381,616,740
Current liabilities .................       382,465,202         350,490,781         271,971,686
                                            -----------         -----------         -----------
Working capital .....................       256,236,195         117,741,101         109,645,054
 Current ratio ......................              1.7                 1.3                 1.4
Property, plant and equipment .......     1,363,218,768       1,361,036,440       1,125,765,515
Total assets ........................     2,001,920,165       1,829,268,322       1,507,382,255
Long-term debt ......................       173,000,000         352,250,000         246,750,000
 Percentage of debt to capital ......              11.8%               25.2%               21.1%
Stockholders' equity ................     1,122,610,257         902,166,939         784,230,713
 Per share ..........................             12.85               10.36                9.04
Shares outstanding ..................        87,333,313          87,073,478          86,736,700
Stockholders ........................            38,000              33,000              29,000
Employees ...........................             5,900               5,900               5,800

                                                 Year Ended
Consolidated Statements of Earnings            December 31,              1997                1996                  1995
Net sales .................................................   $4,184,497,854      $3,647,030,387       $3,462,045,648
                                                              --------------      --------------       --------------
Costs and expenses:
 Cost of products sold ....................................   3,578,941,039       3,139,157,919         2,900,168,171
 Marketing, administrative and other expenses .............     145,409,693         120,387,357           130,677,162
 Interest expense (income) (Note 7) .......................         (35,318)           (283,837)           (1,134,190)
                                                              --------------      --------------       --------------
                                                              3,724,315,414       3,259,261,439         3,029,711,143
                                                              --------------      --------------       --------------
Earnings before federal income taxes ......................     460,182,440         387,768,948           432,334,505
 Federal income taxes (Note 8) ............................     165,700,000         139,600,000           157,800,000
                                                              --------------      --------------       --------------
Net earnings ..............................................   $ 294,482,440       $ 248,168,948        $  274,534,505
                                                              ==============      ==============       ===============
 Net earnings per share (Note 6) ..........................   $        3.35       $        2.83        $         3.14

See notes to consolidated financial statements.



Consolidated Statements of Stockholders' Equity


                                                                      Additional
                                                                         Paid-in                            Treasury Stock
                                        Common Stock                     Capital                               (at cost)
                                                                                         Retained
                                           Shares         Amount                         Earnings         Shares        Amount
Balances, December 31, 1994 ..........  89,507,681    $35,803,072    $39,272,431    $1,065,796,421     2,174,368    $18,261,667
Net earnings in 1995 .................                                                 274,534,505
Employee stock options ...............     160,970         64,389      3,464,978
Employee stock compensation
 and service awards ..................      87,498         34,999      5,932,034                         (20,397)      (172,887)
Treasury stock acquired ..............                                                                     3,661        215,005
Cash dividends ($.28 per share).......                                                 (24,486,885)
                                        ----------     ----------     ----------    ---------------   -----------    ----------
Balances, December 31, 1995 ..........  89,756,149     35,902,460     48,669,443     1,315,844,041     2,157,632     18,303,785
Net earnings in 1996 .................                                                 248,168,948
Employee stock options ...............     121,137         48,454      3,126,446
Employee stock compensation
 and service awards ..................                                 3,251,721                         (76,293)      (646,964)
Cash dividends ($.32 per share).......                                                 (28,064,499)
                                        ----------     ----------     ----------    ---------------   -----------    ----------
Balances, December 31, 1996 ..........  89,877,286     35,950,914     55,047,610     1,535,948,490     2,081,339     17,656,821
Net earnings in 1997 .................                                                 294,482,440
Employee stock options ...............     109,822         43,929      3,355,047
Employee stock compensation
 and service awards ..................                                 3,638,631                         (90,814)      (770,103)
Cash dividends ($.40 per share).......                                                 (35,154,477)
                                        ----------     ----------     ----------    ---------------   -----------    ----------
Balances, December 31, 1997 ..........  89,987,108    $35,994,843    $62,041,288    $1,795,276,453     1,990,525    $16,886,718
                                        ==========    ===========    ===========    ==============     =========    ===========

See notes to consolidated financial statements.

Consolidated Balance Sheets                      December 31,              1997               1996
Assets
Current assets:
 Cash and short-term investments ............................    $  283,381,137     $  104,400,585
 Accounts receivable (Note 2) ...............................       386,352,612        292,637,918
 Inventories (Note 3) .......................................       397,048,379        385,798,890
 Other current assets (Note 8) ..............................        58,726,336         45,543,192
                                                                ---------------    ---------------
  Total current assets ......................................     1,125,508,464        828,380,585
                                                                ---------------    ---------------
Property, plant and equipment (Note 4) ......................     1,858,874,894      1,791,152,821
                                                                ---------------    ---------------
                                                                 $2,984,383,358     $2,619,533,406
                                                                ===============    ===============
Liabilities and stockholders' equity
Current liabilities:
 Long-term debt due within one year .........................    $      250,000     $      750,000
 Accounts payable ...........................................       260,268,115        224,369,943
 Federal income taxes .......................................         9,988,843         10,285,829
 Salaries, wages and related accruals .......................       110,730,654        101,712,186
 Accrued expenses and other current liabilities .............       143,215,998        128,534,797
                                                                ---------------    ---------------
  Total current liabilities .................................       524,453,610        465,652,755
                                                                ---------------    ---------------
Long-term debt due after one year (Note 5) ..................       167,950,000        152,600,000
                                                                ---------------    ---------------
Deferred credits and other liabilities (Note 8) .............       139,361,449        126,284,101
                                                                ---------------    ---------------
Minority interests ..........................................       276,192,433        265,706,357
                                                                ---------------    ---------------
Stockholders' equity (Note 6):
 Common stock ...............................................        35,994,843         35,950,914
 Additional paid-in capital .................................        62,041,288         55,047,610
 Retained earnings ..........................................     1,795,276,453      1,535,948,490
                                                                ---------------    ---------------
                                                                  1,893,312,584      1,626,947,014
 Treasury stock .............................................       (16,886,718)       (17,656,821)
                                                                ---------------    ---------------
                                                                  1,876,425,866      1,609,290,193
                                                                ---------------    ---------------
                                                                 $2,984,383,358     $2,619,533,406
                                                                ===============    ===============
See notes to consolidated financial statements.



                                                          Year Ended
Consolidated Statements                                 December 31,            1997               1996               1995
of Cash Flows
Operating activities:
 Net earnings .....................................................    $  294,482,440     $  248,168,948     $  274,534,505
 Adjustments:
  Depreciation of plant and equipment .............................       218,764,101        182,232,851        173,887,657
  Deferred federal income taxes ...................................        (4,000,000)        (8,000,000)       (15,000,000)
  Minority interests ..............................................        90,355,944         82,569,451         48,183,237
  Changes in:
   Accounts receivable ............................................       (93,714,694)        (9,431,086)       (25,074,885)
   Inventories ....................................................       (11,249,489)       (79,025,506)       (63,746,530)
   Accounts payable ...............................................        35,898,172          9,807,373         31,716,160
   Federal income taxes ...........................................          (296,986)        (1,013,044)        (4,208,786)
   Other ..........................................................        47,086,715         25,302,461         26,868,839
                                                                      ---------------    ---------------    ---------------
 Cash provided by operating activities ............................       577,326,203        450,611,448        447,160,197
                                                                      ---------------    ---------------    ---------------
Investing activities:
 Capital expenditures .............................................      (306,749,422)      (537,438,406)      (263,421,786)
 Disposition of plant and equipment ...............................           770,406          1,594,442            919,247
                                                                      ---------------    ---------------    ---------------
 Cash used in investing activities ................................      (305,979,016)      (535,843,964)      (262,502,539)
                                                                      ---------------    ---------------    ---------------
Financing activities:
 New long-term debt ...............................................        15,000,000         46,500,000         24,000,000
 Reduction in long-term debt ......................................          (150,000)          (150,000)       (90,250,000)
 Issuance of common stock .........................................         7,807,710          7,073,585          9,669,288
 Distributions to minority interests ..............................       (79,869,868)       (37,521,760)        (3,509,760)
 Cash dividends ...................................................       (35,154,477)       (28,064,499)       (24,486,885)
 Acquisition of treasury stock ....................................                 -                  -           (215,005)
                                                                      ---------------    ---------------    ---------------
 Cash used in financing activities ................................       (92,366,635)       (12,162,674)       (84,792,362)
                                                                      ---------------    ---------------    ---------------
Increase (decrease) in cash and short-term investments ............       178,980,552        (97,395,190)        99,865,296
Cash and short-term investments - beginning of year ...............       104,400,585        201,795,775        101,930,479
                                                                      ---------------    ---------------    ---------------
Cash and short-term investments - end of year .....................    $  283,381,137     $  104,400,585     $  201,795,775
                                                                      ===============    ===============    ===============
See notes to consolidated financial statements.



Notes to Consolidated Financial Statements
Years Ended December 31, 1997, 1996, and 1995


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


2. Accounts Receivable:

     Accounts receivable are stated net of the allowance for doubtful accounts of $17,975,596 in 1997 ($14,601,574 in 1996 and $16,690,059 in 1995).


3. Inventories:

     Inventories consist of approximately 60% raw materials and supplies, and 40% finished and semi-finished products in 1997 (60% and 40% in 1996). Inventories valued on the last-in, first-out (LIFO) method of accounting represent approximately 90% of total inventories in 1997 (90% in 1996). If the first-in, first-out (FIFO) method of accounting had been used, inventories would have been $100,575,518 higher in 1997 ($73,900,931 higher in 1996).


4. Property, Plant and Equipment:


                  December 31,                      1997               1996
Land and improvements .................   $   64,925,947     $   63,019,255
Buildings and improvements ............      268,343,415        252,921,515
Machinery and equipment ...............    2,514,340,253      2,304,674,598
Construction in process
  and equipment deposits ..............      109,083,505         78,136,938
                                          --------------     --------------
                                           2,956,693,120      2,698,752,306
Less accumulated depreciation .........    1,097,818,226        907,599,485
                                          --------------     --------------
                                          $1,858,874,894     $1,791,152,821
                                          ==============     ==============

     The average annual depreciation rate was 8.1% in 1997 (8.0% in 1996 and 8.9% in 1995).

5. Long-Term Debt and Financing Arrangements:


             December 31,                   1997              1996
Industrial revenue bonds,
  3.9% to 8%,
  due from 2003 to 2030 .........   $167,950,000      $152,600,000

     Seven banks are committed to lend Nucor a total of $203,000,000 (nothing has been borrowed), with borrowings repayable in 2003. These commitments cannot be withdrawn unless there is non-compliance under the loan agreements.


6. Capital Stock:

     The par value of Nucor's common stock is $.40 per share and there are 100,000,000 shares authorized.
     Nucor's Key Employees' Incentive Stock Option Plans provide that common stock options may be granted to key employees and officers at 100% of the market value on the date of the grant. During 1997, options were granted for 153,205 shares (155,287 in 1996 and 115,436 in 1995); and options for 2,401 shares (2,832 in 1996 and 6,358 in 1995) expired or were canceled. At December 31, 1997, options for 598,045 shares (557,063 in 1996 and 525,745 in 1995) were outstanding at an aggregate exercise price of $31,344,381 ($26,460,148 in 1996 and $21,458,951 in 1995); options for 527,439 shares (474,086 in 1996 and
464,901 in 1995) were exercisable; and 3,000,000 shares (1,593,899 in 1996 and
1,746,354 in 1995) were reserved for future grants.
     250,000 shares of preferred stock, par value of $4.00 per share, are authorized, with preferences, rights and restrictions as may be fixed by Nucor's Board of Directors. No shares of preferred stock have been issued since their authorization in 1964.
     Nucor's basic earnings per share of common stock are based on 87,872,485 average shares outstanding in 1997 (87,685,750 in 1996 and 87,430,370 in 1995).
If all employee stock options were exercised, diluted earnings per share would not be materially different than basic earnings per share.

Notes to Consolidated Financial Statements
(Continued)


7. Interest Expense (Income):

     Interest expense is stated net of interest income of $9,317,247 in 1997 ($7,834,720 in 1996 and $10,411,088 in 1995). Interest paid was $8,730,817 in
1997 ($6,948,333 in 1996 and $9,209,025 in 1995).


8. Federal Income Taxes:


                                      1997              1996              1995
Currently payable .........    $169,700,000      $147,600,000     $172,800,000
Deferred ..................      (4,000,000)       (8,000,000)     (15,000,000)
                              -------------     -------------     ------------
                               $165,700,000      $139,600,000     $157,800,000
                              =============     =============     ============

     Current deferred federal income tax assets of approximately $58,000,000 in 1997 ($45,000,000 in 1996) relate primarily to differences between financial and tax reporting of inventories and accrued expenses. Non-current deferred federal income tax liabilities of approximately $59,000,000 in 1997 ($50,000,000 in 1996) relate primarily to differences between financial and tax reporting of depreciation. Federal income taxes paid were $175,900,000 in 1997 ($152,900,000 in 1996 and $176,500,000 in 1995).


9. Quarterly Information (Unaudited):


                                First            Second             Third            Fourth
1997                          Quarter           Quarter           Quarter           Quarter
Net sales ............  $1,010,489,815    $1,035,090,608    $1,101,620,966    $1,037,296,465
Gross margin .........     136,400,144       152,849,975       165,371,473       150,935,223
Net earnings .........      65,011,514        72,994,892        79,984,324        76,491,710
Net earnings
  per share ..........             .74               .83               .91               .87
1996
Net sales ............  $  876,113,043    $  911,097,297    $  937,447,929    $  922,372,118
Gross margin .........     109,503,497       117,762,100       122,461,149       158,145,722
Net earnings .........      52,583,807        55,242,830        57,887,023        82,455,288
Net earnings
  per share ..........             .60               .63               .66               .94


           Independent
           Accountants
           Report






           COOPERS & LYBRAND L.L.P.



           Stockholders and
           Board of Directors
           Nucor Corporation
           Charlotte, North Carolina



              We have audited the accompanying consolidated balance sheets of Nucor Corporation and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of Nucor's management. Our responsibility is to express an opinion on these financial statements based on our audits.
              We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
              In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nucor Corporation and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


           /s/ Coopers & Lybrand L.L.P.

           Charlotte, North Carolina
           February 3, 1998

Board of Directors
and Executive Management

Board of Directors





H. David Aycock                  James D. Hlavacek
Former President,                Managing Director,
Nucor Corporation                Market Driven Management

John D. Correnti                 F. Kenneth Iverson
Vice Chairman, President         Chairman,
and Chief Executive Officer,     Nucor Corporation
Nucor Corporation
                                 Samuel Siegel
James W. Cunningham              Vice Chairman,
Former Vice President,           Chief Financial Officer,
Nucor Corporation                Treasurer and Secretary,
                                 Nucor Corporation
Executive Management
Executive Offices

F. Kenneth Iverson                         Gus R. Hiller
Chairman                                   General Manager of
                                           Nucor Iron Carbide, Inc.,
John D. Correnti                           Trinidad, West Indies
Vice Chairman, President
and Chief Executive Officer                Donald N. Holloway
                                           Vice President, General Manager of
Samuel Siegel                              Vulcraft Division,
Vice Chairman, Chief Financial Officer,    Norfolk, Nebraska
Treasurer and Secretary
                                           Kenneth H. Huff
Terry S. Lisenby                           Vice President, General Manager of
Vice President, Corporate Controller       Nucor Steel Division,
                                           Jewett, Texas
LeRoy C. Prichard
Vice President, Steel Technologies         Douglas J. Jellison
                                           General Manager of
Operations                                 Nucor Bearing Products, Inc.,
                                           Wilson, North Carolina
A. Jay Bowcutt
Vice President, General Manager of
Nucor Steel Division,                      Hamilton Lott, Jr.
Plymouth, Utah                             Vice President, General Manager of
                                           Vulcraft Division,
                                           Florence, South Carolina

James E. Campbell                          Harry R. Lowe
Vice President, General Manager of         Vice President, General Manager of
Vulcraft Division,                         Nucor Building Systems Divisions,
Fort Payne, Alabama                        Waterloo, Indiana and
                                           Swansea, South Carolina
James R. Darsey
Vice President, General Manager of         Rodney B. Mott
Vulcraft Division,                         Vice President, General Manager of
Grapeland, Texas                           Nucor Steel Division,
                                           Berkeley, South Carolina

Jerry V. DeMars                            D. Michael Parrish
Vice President, General Manager of         Vice President, General Manager of
Nucor Fastener Divisions,                  Nucor Steel Division,
Saint Joe, Indiana and                     Hickman, Arkansas
Conway, Arkansas

Daniel R. DiMicco
Vice President, General Manager of         James W. Ronner
Nucor-Yamato Steel Company,                Vice President, General Manager of
Blytheville, Arkansas                      Vulcraft Division,
                                           Saint Joe, Indiana
John J. Ferriola
Vice President, General Manager of         Larry A. Roos
Nucor Steel Division,                      Vice President, General Manager of
Norfolk, Nebraska                          Nucor Steel Division,
                                           Crawfordsville, Indiana
Ladd R. Hall
Vice President, General Manager of         Joseph A. Rutkowski
Vulcraft Division,                         Vice President, General Manager of
Brigham City, Utah                         Nucor Steel Division,
                                           Darlington, South Carolina

 Corporate and Stock Data



 Executive Offices                  Stock Transfers
 2100 Rexford Road                  Dividend Disbursing
 Charlotte, North Carolina 28211    Dividend Reinvestment
 Phone 704/366-7000
 Fax 704/362-4208                   American Stock Transfer
                                     & Trust Company
                                    40 Wall Street
                                    New York, New York 10005
 Annual Meeting                     Phone 800/937-5449
 Place -                            Fax 718/236-2641
 Chase Manhattan Bank
 270 Park Avenue                    Stock Listing
 (between 47th
 and 48th Streets)                  New York Stock Exchange
 Room C on 11th Floor               Trading Symbol - NUE
 New York City
 Time and Date -
 2:00 P.M., Thursday,
 May 14, 1998


     Stock Price and Dividends Paid:


                             First        Second         Third        Fourth
                            Quarter       Quarter       Quarter       Quarter
            1997
 Stock Price:
   High .................   $55.50        $59.50        $62.94        $57.06
   Low ..................    45.25         44.75         51.75         45.56
 Dividends Paid .........      .08           .10           .10           .10
            1996
 Stock Price:
   High .................   $63.88        $62.50        $51.63        $54.88
   Low ..................    49.75         49.88         45.13         47.00
 Dividends Paid .........      .07           .08           .08           .08

     10-K and 11-Year Data

     Copies of (1) Form 10-K for 1997 filed with the Securities and Exchange Commission, and (2) various financial and statistical data for the years 1987 to 1997, are available on request.


     Internet Data

     Various data is available on Web site www.nucor.com.