Form 10-K405, Exhibit 13
period 1998-12-31
NUCOR CORP
filed 1999-03-24
CIK 73309

Business Review








     Nucor Corporation's business is the manufacture of steel products. During the last five years, the sales of Nucor have increased 84%, from $2,254,000,000 in 1993 to $4,151,000,000 in 1998. All of this growth has been internally generated.



Nucor Steel
Nucor-Yamato Steel Company

     Nucor Corporation operates scrap-based steel mills in eight locations. These mills utilize modern steelmaking techniques and produce steel at a cost competitive with steel manufactured anywhere in the world.
     Production in 1998 was 9,642,000 tons, slightly less than the 9,724,000 tons in 1997. Annual production capacity has grown from 120,000 tons in 1970 to a present total of over 12,000,000 tons.
     Steel sales to outside customers in 1998 were 8,162,000 tons, 3% less than the 8,435,000 tons in 1997. This represented about 85% of the eight mills' production; the balance was used by the Vulcraft, Nucor Cold Finish, Nucor Grinding Balls, Nucor Fastener, and Nucor Building Systems operations.


Vulcraft

     Vulcraft is the nation's largest producer of steel joists and joist girders. These products are produced and marketed nationally through six Vulcraft facilities.
     Steel joists and joist girders are part of support systems used extensively in industrial, commercial and institutional buildings and, to a lesser extent, in high-rise office buildings, apartment buildings and single-family dwellings.
     In 1998, Vulcraft produced 600,000 tons of steel joists and joist girders, 6% more than the 568,000 tons in 1997. Current annual production capacity is more than 675,000 tons.

     The Vulcraft facilities in South Carolina, Nebraska, Alabama, Texas and Indiana also produce steel deck. This product is used extensively for floor and roof systems. In 1998, Vulcraft's steel deck sales were 342,000 tons, a 19% increase from 1997's 287,000 tons.
     Sales of steel joists, joist girders and steel deck are dependent on the non-residential building construction market.


Nucor Cold Finish

     Nucor Cold Finish has facilities in Nebraska, South Carolina and Utah. These facilities produce cold finished steel bars used extensively for shafting and machined precision parts.
     The expanded facility in Nebraska also produces turned, ground and polished steel bars.
     Sales in 1998 were 261,000 tons, a slight increase from 1997's 256,000 tons.


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

Nucor Bearing Products

     This North Carolina facility produces steel bearings and machined steel parts, and accounts for a small percentage of Nucor Corporation's sales.


Nucor Building Systems

     Nucor Building Systems has a modern facility to produce metal buildings and components in Indiana. Late in the fourth quarter of 1996, operations began at an additional new facility in South Carolina.


Finances

     Capital expenditures are primarily for new facilities and expansion of existing facilities. These expenditures were $502,900,000 in 1998 and are anticipated to be over $425,000,000 in 1999. Funds are provided from operations and new long-term debt.
     In 1998 the ratio of long-term debt to total capital (long-term debt plus minority interests plus stockholders' equity) was 8%, compared with 7% in 1997. Nucor's objective is to maintain this ratio at less than 30%. Nucor Corporation has the financial ability to borrow significant additional funds and still maintain reasonable leverage.


Earnings

     Net earnings of $3.00 per share in 1998 decreased 10% from $3.35 per share in 1997. Earnings were 13% of average equity in 1998, compared with 17% in 1997.

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




Operations

     There are four Nucor Steel mills that produce bar and light structural carbon and alloy steels. Nucor Steel's three newest mills produce sheet steel. In addition, the mill in Berkeley, South Carolina produces steel beams. All seven mills are among the most modern and efficient mills in the United States. Steel scrap is melted in electric arc furnaces and poured into continuous casting systems.
     Highly sophisticated rolling mills convert the billets and slabs into angles, rounds, channels, flats, sheet, beams and other products. The operations in the rolling mills are highly automated and require fewer operating employees than older mills.
     In constructing Nucor Steel mills, capital cost per ton of capacity has been lower than the capital cost generally required for other steel mills. The first Nucor Steel bar mill was constructed in 1969 and has been extensively modernized. The next three bar mills were constructed between 1973 and 1981. The total capital cost of all four bar mills averaged less than $165 per ton of current annual capacity.

     The three Nucor Steel sheet mills were constructed between 1989 and 1996. The total cost of these new sheet mills averaged about $295 per ton of current annual capacity.
     Total capacity of the four bar mills exceeds three million tons per year. All Nucor Steel mills have high productivity, which results in employment costs less than 10% of the sales dollar. This is lower than the employment costs of integrated steel companies producing comparable products.
     Employee turnover in all mills is extremely low. All employees have a significant part of their compensation based on their productivity. Production employees work under group incentives which provide increased earnings for increased production. This additional compensation is paid weekly.
     Steel mills are large consumers of electricity and gas. However, because of the high efficiency of Nucor Steel mills, these energy costs were less than 10% of the sales dollar in 1998.

     Scrap and scrap substitutes are the most significant element in the total cost of steel. Their average cost in 1998 was comparable to the $145 per gross ton in 1997.


Markets

     About 80% of the seven mills' production in 1998 was sold to outside customers and the balance was used internally by the steel joist, steel deck, cold finish, grinding ball, fastener, and building systems operations.
     In recent years, Nucor Steel's product line has been broadened to include a wider range of chemistries and sizes of coiled sheet, angles, straight-length and coiled rounds, channels, flats, forging billets and special small shapes. These steel products have wide usage, including pipe, farm equipment, oil and gas equipment, mobile homes, transmission towers, bed frames, hand tools, automotive parts, highway signs, building construction, machinery and industrial equipment. Nucor Steel's customers are primarily manufacturers and steel service centers.

Marketing


     Nucor Steel uses a simpler highly competitive pricing system than the complicated pricing structure traditional in the steel industry. All customers in a region are charged the same published price. This allows customers to maintain the lowest practical inventory.


Newer Facilities and Expansions

     In 1989, Nucor Steel completed construction and started operation of a new steel mill to produce hot and cold rolled sheet steel products near Crawfordsville, Indiana. This facility utilizes a thin slab caster, and has a lower capital cost than integrated steel mills producing these products.
     In 1992, Nucor Steel completed construction and started operation of a second new sheet mill to produce hot rolled sheet steel products near Hickman, Arkansas.
     In 1994, Nucor Steel completed construction and started operations of expansions at both the Crawfordsville and Hickman sheet steel mills. These expansions included additional casters and new reheat furnaces at both facilities.

     In 1996, Nucor Steel completed construction and started operations of a third new sheet mill to produce 1,800,000 tons-per-year of hot rolled and cold rolled sheet steel in Berkeley County, South Carolina. This new mill and expansions at the other mills increased total sheet steel capacity to more than 5,800,000 tons per year.
     Construction is substantially complete, and start-up has begun, at a major addition to Nucor's Hickman, Arkansas steel sheet mill. This addition includes an 800,000 tons-per-year cold rolling facility; a 500,000 tons-per-year galvanizing facility; and associated pickling, oiling, and annealing facilities.
     Construction is also substantially complete, and start-up has begun, at Nucor's new 500,000 tons-per-year steel beam mill in Berkeley County, South Carolina.


Nucor-Yamato
Steel Company

     In 1988, Nucor Corporation and Yamato Kogyo, one of Japan's major producers of wide-flange beams, completed construction and started operation of a new steel mill to produce wide-flange beams, pilings and heavy structural steel products near Blytheville, Arkansas.

     This mill uses a special continuous casting method which produces a beam blank closer in shape to that of the finished beam than traditional methods.
     In 1993, Nucor-Yamato Steel completed construction and started operation of a major addition to its steel mill to produce larger-depth wide-flange beams. This expansion increased annual capacity by about 80%.
     This steel mill, in which Nucor Corporation has a 51% interest, now has an annual capacity of more than 2,400,000 tons. In 1998, Nucor-Yamato Steel shipped over 2,200,000 tons of finished and semi-finished steel products.


Outlook for the Future

     The manufacture of steel will continue to be a key factor in Nucor Corporation's future performance. Total steel production is anticipated to increase significantly over the next several years from 1998's 9,642,000 tons. Nucor Corporation anticipates additional steel mill expansions and the construction of additional steel mills, which could increase annual capacity to more than 13,000,000 tons in the next several years.
Nucor Corporation expects to continue to generate above-average earnings from its steelmaking operations in the future.

Vulcraft Divisions


Florence, South Carolina
Norfolk, Nebraska
Fort Payne, Alabama
Grapeland, Texas
Saint Joe, Indiana
Brigham City, Utah



     Vulcraft produces steel joists, joist girders, and steel deck for building construction. This is a major area of operations for Nucor Corporation.


Operations

     There are six Vulcraft operations with total joist and joist girder production capacity in excess of 650,000 tons per year.
     The production of joists by Vulcraft in 1998 was 600,000 tons, an increase from 1997's 568,000 tons.
     Materials, primarily steel, were about 45% of the joist sales dollar in 1998. Vulcraft obtained more than 95% of its steel requirements from Nucor Steel. For 1998, freight costs for joists and joist girders were less than 10% of the sales dollar. Vulcraft maintains an extensive fleet of trucks to ensure and control on-time delivery.
     Almost all of the production employees of Vulcraft work with a group incentive system, which provides increased compensation each week for increased performance.

     Steel deck is manufactured by the five Vulcraft operations in South Carolina, Nebraska, Alabama, Texas, and Indiana. Total deck production capacity for these facilities is more than 375,000 tons per year. In 1997, construction was completed on a new 50,000 tons-per-year steel deck facility in Fort Payne, Alabama; operations began in the second quarter of 1997. Coiled sheet steel was about 60% of the steel deck sales dollar in 1998.


Markets

     Joists and joist girders are used extensively as part of the support systems in manufacturing buildings, retail stores, shopping centers, warehouses, schools, churches, hospitals and, to a lesser extent, in multi-story buildings, apartments and single-family dwellings. Building support systems using joists and joist girders are frequently more economical than other systems.

     Steel joists and joist girder sales are obtained by competitive bidding. Vulcraft quotes on an estimated 80% to 90% of the domestic buildings using steel joists and joist girders as part of the support systems. In 1998, Vulcraft supplied more than an estimated 40% of total domestic sales of these products.
     Steel deck is used extensively in floors and roofs. Steel deck is specified in the vast majority of buildings using steel joists and joist girders. Vulcraft steel deck sales increased to 342,000 tons in 1998 from 287,000 tons in 1997.


Outlook for the Future

     The increased level of construction in recent years has favorably impacted the volume of non-residential buildings supplied by Vulcraft. Vulcraft has the available capacity to increase its production of steel joists, joist girders and steel deck by more than 10%.

Nucor
Cold Finish
Divisions


Norfolk, Nebraska
Darlington, South Carolina
Brigham City, Utah



     Nucor Cold Finish has three facilities producing cold drawn and turned, ground and polished steel bars. Total capacity of all three facilities is more than 350,000 tons per year.
     Cold finished steel products are used extensively for shafting and machined precision parts. Nucor Cold Finish produces rounds, hexagons, flats and squares in carbon and alloy steels.
     All three facilities are among the most modern in the world and use in-line electronic testing to ensure outstanding quality.
     Nucor Cold Finish obtains most of its steel from nearby Nucor Steel mills. This factor, along with its efficient newer facilities, results in highly competitive pricing.
     1998 sales of cold finished steel products were 261,000 tons, a slight increase from 1997's 256,000 tons. The market for these products is estimated at more than 1,000,000 tons.
     Nucor Cold Finish anticipates increases in sales and earnings during the next several years.


Nucor
Grinding Balls
Division


Brigham City, Utah


     Nucor Grinding Balls produces steel grinding balls for the mining industry, which consumes them in processing copper, iron, zinc, lead, gold, silver and other ores.
     This facility is favorably located to efficiently service its primary market in the western states. A high degree of automation results in low costs and highly competitive sales prices.
     Nucor Grinding Balls has made significant market penetration and volume increases in its eighteen years of operations.
     Nucor Grinding Balls' total sales account for a small percentage of Nucor Corporation's sales.

Nucor
Fastener
Divisions


Saint Joe, Indiana
Conway, Arkansas

     Nucor Fastener has two facilities producing standard steel hexhead cap screws, hex bolts, socket head cap screws, and structural bolts. Annual capacity is more than 115,000 tons.
     Nucor Fastener obtains much of its steel from Nucor Steel.
     These facilities are among the most modern in the world and allow Nucor Fastener to maintain highly competitive pricing in a market currently dominated by foreign suppliers. These operations are highly automated and have fewer employees than comparable facilities.
     Fasteners are used in a broad range of markets, including automotive, machine tools, farm implements, construction, and military applications.
     Nucor Fastener's production capacity is less than an estimated 20% of the total market for these products.

Nucor
Bearing
Products


Wilson, North Carolina


     Nucor Bearing Products produces steel bearing components in heat-treated, fully machined, or as-forged condition.
The facility uses just-in-time production methods to support low inventory levels and short lead times to meet customers' delivery requirements. Quality control systems consistent with QS-9000 are implemented to assure customers of continuous improvement and high quality products.
     Products manufactured have a wide variety of applications, including automotive, office equipment, electric motors, farm equipment and materials handling equipment.
     All of Nucor Bearing Products sales are to the larger industrial companies in the United States.
     Nucor Bearing Products serves industry's growing need to source high volume bearing components from outside vendors.
     In 1998, Nucor Bearing Products completed construction on an expansion that increased capacity by more than 250%.

Nucor
Building Systems
Divisions


Waterloo, Indiana
Swansea, South Carolina




     Nucor Building Systems produces pre-engineered metal building systems and has an annual capacity of more than 105,000 tons. The size of the buildings that can be produced ranges from less than 500 square feet to more than 1,000,000 square feet. The buildings are sold through a builder distribution network in order to provide fast-track, customized solutions for building owners.
     Building systems sales in 1998 were 70,000 tons, 32% more than the 53,000 tons in 1997.
     The use of advanced manufacturing and engineering systems has enabled Nucor Building Systems to sustain a growth rate greater than its industry.
     Nucor Building Systems has the flexibility to provide buildings with either solid-web or open-web framing systems. The primary markets are commercial, industrial, and institutional buildings.
     Nucor Building Systems obtains a significant portion of its steel requirements from Nucor Steel.


Analysis of
Operations
and Finances





Operations


     Substantially all of the decrease in 1998 sales resulted from decreased sales prices. The increases in 1997 and 1996 sales resulted primarily from increased volume. The major component of cost of products sold is raw material costs. The average price of raw materials was substantially unchanged in 1998, 1997 and 1996. The major components of marketing, administrative and other expenses are freight and profit sharing costs. Unit freight costs increased slightly in 1998, decreased slightly in 1997, and increased by about 5% in 1996. Profit sharing costs decreased by about 15% in 1998, increased by about 30% in 1997, and decreased by about 25% in 1996. Profit sharing costs are based upon and fluctuate with pre-tax earnings.
     Interest income, net of interest expense, increased in 1998 due to an increase in income from short-term investments. The 1997 decrease resulted from increased borrowings. The 1996 decrease resulted from decreased average investments.
     The decrease in 1998 earnings resulted primarily from decreased margins and increased pre-operating and start-up costs of new facilities.
     The increase in 1997 earnings resulted primarily from increased sales due to increased volume.

     The decrease in 1996 earnings resulted primarily from increased pre-operating and start-up costs of new facilities.


Liquidity and
Capital Resources

     In 1998, working capital increased 7% to $643 million, due primarily to increased cash provided by operating activities. The current ratio was 2.3 in 1998, 2.1 in 1997, and 1.8 in 1996.
     The increase in 1998 inventories was due primarily to an increase in quantities of work-in-process and finished goods. The increase in 1997 and 1996 inventories was mainly due to increased prices and increased production levels.

     Capital expenditures were $503 million in 1998, $307 million in 1997, and $537 million in 1996. Capital expenditures are currently projected to be over $425 million in 1999. Funds provided from operations, existing credit facilities and new borrowings are expected to be adequate to meet future capital expenditure and working capital requirements.

     Net long-term debt borrowings were $47 million in 1998, $15 million in 1997, and $46 million in 1996. Unused long-term credit facilities total $248 million at the end of 1998. The percentage of long-term debt to total capital was 8% in 1998, 7% in 1997, and 8% in 1996. In January 1999, Nucor issued $175 million of 6% notes due in 2009.


Year 2000 (Y2K)

     Nucor has implemented a readiness program designed to have all significant business and manufacturing systems functioning properly with respect to the Y2K issue. Affected systems are being replaced or remediated, with testing performed concurrently. Nucor is also reviewing the progress of significant vendors and customers in addressing this issue. Failure by Nucor or its vendors and customers to make material corrections could result, in some circumstances, in an interruption of normal business operations.

                                        -

Six-Year
Financial Review                                  1998               1997              1996
For the Year
Net sales ...........................   $4,151,232,283     $4,184,497,854    $3,647,030,387
Costs and expenses:
 Cost of products sold ..............    3,591,782,838      3,578,941,039     3,139,157,919
 Marketing, administrative
  and other expenses ................      147,973,101        145,409,693       120,387,357
 Interest expense (income) ..........       (3,832,252)           (35,318)         (283,837)
                                        --------------     --------------    --------------
                                         3,735,923,687      3,724,315,414     3,259,261,439
Earnings before
 federal income taxes ...............      415,308,596        460,182,440       387,768,948
Federal income taxes ................      151,600,000        165,700,000       139,600,000
                                        --------------     --------------    --------------
Net earnings ........................      263,708,596        294,482,440       248,168,948
Net earnings per share ..............             3.00               3.35              2.83
Dividends declared per share ........              .48                .40               .32
Percentage of earnings to sales .....              6.4%               7.0%              6.8%
Return on average equity ............             13.4%              16.9%             16.6%
Capital expenditures ................      502,910,263        306,749,422       537,438,406
Depreciation ........................      253,118,608        218,764,101       182,232,851
Sales per employee ..................          591,596            622,554           572,038
At Year End
Current assets ......................   $1,129,467,383     $1,125,508,464    $  828,380,585
Current liabilities .................      486,897,157        524,453,610       465,652,755
                                        --------------     --------------    --------------
Working capital .....................      642,570,226        601,054,854       362,727,830
 Current ratio ......................             2.3                2.1               1.8
Property, plant and equipment .......    2,097,078,473      1,858,874,894     1,791,152,821
Total assets ........................    3,226,545,856      2,984,383,358     2,619,533,406
Long-term debt ......................      215,450,000        167,950,000       152,600,000
 Percentage of debt to capital ......              8.4%               7.2%              7.5%
Stockholders' equity ................    2,072,551,781      1,876,425,866     1,609,290,193
 Per share ..........................            23.73              21.32             18.33
Shares outstanding ..................       87,352,906         87,996,583        87,795,947
Stockholders ........................           62,000             50,000            39,000
Employees ...........................            7,200              6,900             6,600


Six-Year
Financial Review                                 1995                1994                1993
For the Year
Net sales ...........................  $3,462,045,648     $ 2,975,596,456     $ 2,253,738,311
Costs and expenses:
 Cost of products sold ..............   2,900,168,171       2,491,759,846       1,965,847,476
 Marketing, administrative
  and other expenses ................     130,677,162         113,388,724          87,582,891
 Interest expense (income) ..........      (1,134,190)         13,515,042          13,198,337
                                       --------------     ---------------     ---------------
                                        3,029,711,143       2,618,663,612       2,066,628,704
Earnings before
 federal income taxes ...............     432,334,505         356,932,844         187,109,607
Federal income taxes ................     157,800,000         130,300,000          63,600,000
                                       --------------     ---------------     ---------------
Net earnings ........................     274,534,505         226,632,844         123,509,607
Net earnings per share ..............            3.14                2.60                1.42
Dividends declared per share ........             .28                 .18                 .16
Percentage of earnings to sales .....             7.9%                7.6%                5.5%
Return on average equity ............            21.9%               22.4%               14.6%
Capital expenditures ................     263,421,786         185,324,442         364,160,462
Depreciation ........................     173,887,657         157,652,083         122,265,448
Sales per employee ..................         570,353             502,507             384,105
At Year End
Current assets ......................  $  830,741,318     $   638,701,397     $   468,231,882
Current liabilities .................     447,136,311         382,465,202         350,490,781
                                       --------------     ---------------     ---------------
Working capital .....................     383,605,007         256,236,195         117,741,101
 Current ratio ......................            1.9                 1.7                 1.3
Property, plant and equipment .......   1,465,400,015       1,363,218,768       1,361,036,440
Total assets ........................   2,296,141,333       2,001,920,165       1,829,268,322
Long-term debt ......................     106,850,000         173,000,000         352,250,000
 Percentage of debt to capital ......             6.2%               11.8%               25.2%
Stockholders' equity ................   1,382,112,159       1,122,610,257         902,166,939
 Per share ..........................           15.78               12.85               10.36
Shares outstanding ..................      87,598,517          87,333,313          87,073,478
Stockholders ........................          39,000              38,000              33,000
Employees ...........................           6,200               5,900               5,900


                                                 Year Ended
Consolidated Statements of Earnings            December 31,              1998                1997                  1996
Net sales .................................................   $4,151,232,283      $4,184,497,854       $3,647,030,387
                                                              --------------      --------------       --------------
Costs and expenses:
 Cost of products sold ....................................   3,591,782,838       3,578,941,039         3,139,157,919
 Marketing, administrative and other expenses .............     147,973,101         145,409,693           120,387,357
 Interest expense (income) (Note 7) .......................      (3,832,252)            (35,318)             (283,837)
                                                              --------------      --------------       --------------
                                                              3,735,923,687       3,724,315,414         3,259,261,439
                                                              --------------      --------------       --------------
Earnings before federal income taxes ......................     415,308,596         460,182,440           387,768,948
 Federal income taxes (Note 8) ............................     151,600,000         165,700,000           139,600,000
                                                              --------------      --------------       --------------
Net earnings ..............................................   $ 263,708,596       $ 294,482,440        $  248,168,948
                                                              =============       =============        ==============

 Net earnings per share (Note 6) ..........................   $        3.00       $        3.35        $         2.83
                                                              =============       =============        ==============

See notes to consolidated financial statements.



Consolidated Statements of Stockholders' Equity


                                                                      Additional
                                                                         Paid-in                            Treasury Stock
                                        Common Stock                     Capital                               (at cost)
                                                                                         Retained
                                           Shares         Amount                         Earnings         Shares        Amount
Balances, December 31, 1995 ..........  89,756,149    $35,902,460    $48,669,443    $1,315,844,041     2,157,632    $ 18,303,785
Net earnings in 1996 .................                                                 248,168,948
Employee stock options ...............     121,137         48,454      3,126,446
Employee stock compensation
 and service awards ..................                                 3,251,721                         (76,293)       (646,964)
Cash dividends ($.32 per share).......                                                 (28,064,499)
                                       -----------    -----------    -----------    --------------   -----------    ------------
Balances, December 31, 1996 ..........  89,877,286     35,950,914     55,047,610     1,535,948,490     2,081,339      17,656,821
Net earnings in 1997 .................                                                 294,482,440
Employee stock options ...............     109,822         43,929      3,355,047
Employee stock compensation
 and service awards ..................                                 3,638,631                         (90,814)       (770,103)
Cash dividends ($.40 per share).......                                                 (35,154,477)
                                       -----------    -----------    -----------    --------------   -----------    ------------
Balances, December 31, 1997 ..........  89,987,108     35,994,843     62,041,288     1,795,276,453     1,990,525      16,886,718
Net earnings in 1998 .................                                                 263,708,596
Employee stock options ...............      64,677         25,871      2,943,785
Employee stock compensation
 and service awards ..................                                 2,267,863                         (81,346)     (1,324,800)
Treasury stock acquired ..............                                                                   789,700      32,016,119
Cash dividends ($.48 per share).......                                                 (42,128,881)
                                       -----------    -----------    -----------    --------------   -----------    ------------
Balances, December 31, 1998 ..........  90,051,785    $36,020,714    $67,252,936    $2,016,856,168     2,698,879    $ 47,578,037
                                        ==========    ===========    ===========    ==============     =========    ============


See notes to consolidated financial statements.

                                        -

Consolidated Balance Sheets                      December 31,              1998               1997
Assets
Current assets:
 Cash and short-term investments ............................    $  308,696,460     $  283,381,137
 Accounts receivable (Note 2) ...............................       299,244,794        386,352,612
 Inventories (Note 3) .......................................       435,884,838        397,048,379
 Other current assets (Note 8) ..............................        85,641,291         58,726,336
                                                                ---------------    ---------------
  Total current assets ......................................     1,129,467,383      1,125,508,464
                                                                ---------------    ---------------
Property, plant and equipment (Note 4) ......................     2,097,078,473      1,858,874,894
                                                                ---------------    ---------------
                                                                 $3,226,545,856     $2,984,383,358
                                                                  ==============     ==============

Liabilities and stockholders' equity
Current liabilities:
 Accounts payable ...........................................    $  198,329,771     $  260,268,115
 Federal income taxes .......................................        26,090,271          9,988,843
 Salaries, wages and related accruals .......................       113,619,322        110,730,654
 Accrued expenses and other current liabilities .............       148,857,793        143,465,998
                                                                ---------------    ---------------
  Total current liabilities .................................       486,897,157        524,453,610
                                                                ---------------    ---------------
Long-term debt due after one year (Note 5) ..................       215,450,000        167,950,000
                                                                ---------------    ---------------
Deferred credits and other liabilities (Note 8) .............       169,250,449        139,361,449
                                                                ---------------    ---------------
Minority interests ..........................................       282,396,469        276,192,433
                                                                ---------------    ---------------
Stockholders' equity (Note 6):
 Common stock ...............................................        36,020,714         35,994,843
 Additional paid-in capital .................................        67,252,936         62,041,288
 Retained earnings ..........................................     2,016,856,168      1,795,276,453
                                                                ---------------    ---------------
                                                                  2,120,129,818      1,893,312,584
 Treasury stock .............................................       (47,578,037)       (16,886,718)
                                                                ---------------    ---------------
                                                                  2,072,551,781      1,876,425,866
                                                                ---------------    ---------------
                                                                 $3,226,545,856     $2,984,383,358
                                                                 ==============     ==============

See notes to consolidated financial statements.

                                                          Year Ended
Consolidated Statements                                 December 31,
of Cash Flows                                                                   1998               1997               1996
Operating activities:
 Net earnings .....................................................    $  263,708,596     $  294,482,440     $  248,168,948
 Adjustments:
  Depreciation of plant and equipment .............................       253,118,608        218,764,101        182,232,851
  Deferred federal income taxes ...................................        (1,000,000)        (4,000,000)        (8,000,000)
  Minority interests ..............................................       102,469,931         90,355,944         82,569,451
  Changes in:
   Accounts receivable ............................................        87,107,818        (93,714,694)        (9,431,086)
   Inventories ....................................................       (38,836,459)       (11,249,489)       (79,025,506)
   Accounts payable ...............................................       (61,938,344)        35,898,172          9,807,373
   Federal income taxes ...........................................        16,101,428           (296,986)        (1,013,044)
   Other ..........................................................        21,167,751         47,086,715         25,302,461
                                                                      ---------------    ---------------    ---------------
 Cash provided by operating activities ............................       641,899,329        577,326,203        450,611,448
                                                                      ---------------    ---------------    ---------------
Investing activities:
 Capital expenditures .............................................      (502,910,263)      (306,749,422)      (537,438,406)
 Disposition of plant and equipment ...............................         2,924,833            770,406          1,594,442
                                                                      ---------------    ---------------    ---------------
 Cash used in investing activities ................................      (499,985,430)      (305,979,016)      (535,843,964)
                                                                      ---------------    ---------------    ---------------
Financing activities:
 Increase in long-term debt .......................................        47,250,000         14,850,000         46,350,000
 Issuance of common stock .........................................         6,562,319          7,807,710          7,073,585
 Distributions to minority interests ..............................       (96,265,895)       (79,869,868)       (37,521,760)
 Cash dividends ...................................................       (42,128,881)       (35,154,477)       (28,064,499)
 Acquisition of treasury stock ....................................       (32,016,119)                 -                  -
                                                                      ---------------    ---------------    ---------------
 Cash used in financing activities ................................      (116,598,576)       (92,366,635)       (12,162,674)
                                                                      ---------------    ---------------    ---------------
Increase (decrease) in cash and short-term investments ............        25,315,323        178,980,552        (97,395,190)
Cash and short-term investments - beginning of year ...............       283,381,137        104,400,585        201,795,775
                                                                      ---------------    ---------------    ---------------
Cash and short-term investments - end of year .....................    $  308,696,460     $  283,381,137     $  104,400,585
                                                                       ==============     ==============     ==============

See notes to consolidated financial statements.
                                       16


Notes to Consolidated Financial Statements
Years Ended December 31, 1998, 1997, and 1996

1. Summary of Significant Accounting Policies:

     Nucor is a manufacturer of steel products, and reports in one segment.
     The consolidated financial statements include Nucor and all of its subsidiaries. The minority interests in operations of less than 100%-owned subsidiaries are included in cost of products sold. All significant intercompany transactions are eliminated.
     Short-term investments are recorded at cost plus accrued interest, which approximates market, and will be converted into cash within three months from date of purchase.
     Inventories are stated at the lower of cost or market. Cost is determined principally using the last-in, first-out (LIFO) method of accounting.
     Property, plant and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.
     Liabilities are recorded for the estimated costs of complying with various regulations and involvement in judicial and administrative proceedings, including matters related to contracts, torts, environment, taxes and insurance. Actual costs could differ from these estimates.


2. Accounts Receivable:

     Accounts receivable are stated net of the allowance for doubtful accounts of $16,275,198 in 1998 ($17,975,596 in 1997 and $14,601,574 in 1996).


3. Inventories:

     Inventories consist of approximately 50% raw materials and supplies, and 50% finished and semi-finished products in 1998 (60% and 40% in 1997). Inventories valued using the last-in, first-out (LIFO) method of accounting represent approximately 85% of total inventories in 1998 (90% in 1997). If the first-in, first-out (FIFO) method of accounting had been used, inventories would have been $5,120,960 higher in 1998 ($100,575,518 higher in 1997). Use of the lower of cost or market reduced inventories by $25,059,973 in 1998 (none in 1997).


4. Property, Plant and Equipment:


                  December 31,                      1998                1997
Land and improvements .................   $   68,946,393      $   64,925,947
Buildings and improvements ............      313,508,450         268,343,415
Machinery and equipment ...............    2,937,690,089       2,514,340,253
Construction in process
  and equipment deposits ..............       77,622,926         109,083,505
                                          --------------      --------------
                                           3,397,767,858       2,956,693,120
Less accumulated depreciation .........    1,300,689,385       1,097,818,226
                                          --------------      --------------
                                          $2,097,078,473      $1,858,874,894
                                          ==============      ==============


     The average annual depreciation rate was 8.3% in 1998 (8.1% in 1997 and 8.0% in 1996).

5. Long-Term Debt and Financing Arrangements:


             December 31,                   1998              1997
Industrial revenue bonds,
  3.5% to 8%,
  due from 2003 to 2031 .........   $215,450,000      $167,950,000
                                    ============      ============


     Seven banks are committed to lend Nucor a total of $248,000,000 (nothing has been borrowed), with borrowings, if any, repayable in 2003 ($20,000,000) and 2004 ($228,000,000). These commitments cannot be withdrawn unless there is non-compliance under the loan agreements.
     Annual aggregate long-term debt maturities are: none in 2000, 2001 and 2002; and $300,000 in 2003.
     In January 1999, Nucor issued $175,000,000 of 6% notes due in 2009.


6. Capital Stock:

     The par value of Nucor's common stock is $.40 per share and there are 200,000,000 shares authorized.
     Nucor's Key Employees' Incentive Stock Option Plans provide that common stock options may be granted to key employees and officers at 100% of the market value on the date of the grant. During 1998, options were granted for 203,812 shares (153,205 in 1997 and 155,287 in 1996); and options for 99,182 shares (2,401 in 1997 and 2,832 in 1996) expired or were canceled. At December 31, 1998, options for 637,998 shares (598,045 in 1997 and 557,063 in 1996) were outstanding at an aggregate exercise price of $32,345,526 ($31,344,381 in 1997 and $26,460,148 in 1996); options for 525,203 shares (527,439 in 1997 and
474,086 in 1996) were exercisable; and 2,805,106 shares (3,000,000 in 1997 and
1,593,899 in 1996) were reserved for future grants.
     250,000 shares of preferred stock, par value of $4.00 per share, are authorized, with preferences, rights and restrictions as may be fixed by Nucor's Board of Directors. No shares of preferred stock have been issued since their authorization in 1964.
     Nucor's basic earnings per share of common stock are based on 87,861,501 average shares outstanding in 1998 (87,872,485 in 1997 and 87,685,750 in 1996).
If all employee stock options were exercised, diluted earnings per share would not be materially different than basic earnings per share.

Notes to Consolidated Financial Statements
(Continued)










7. Interest Expense (Income):

     Interest expense is stated net of interest income of $13,832,452 in 1998 ($9,317,247 in 1997 and $7,834,720 in 1996). Interest paid was $9,362,617 in
1998 ($8,730,817 in 1997 and $6,948,333 in 1996).


8. Federal Income Taxes:


                                      1998              1997              1996
Currently payable .........    $152,600,000      $169,700,000      $147,600,000
Deferred ..................      (1,000,000)       (4,000,000)       (8,000,000)
                              -------------     -------------     -------------
                               $151,600,000      $165,700,000      $139,600,000
                               ============      ============      ============


     Current deferred federal income tax assets of approximately $85,000,000 in 1998 ($58,000,000 in 1997) relate primarily to differences between financial and tax reporting of inventories and accrued expenses. Non-current deferred federal income tax liabilities of approximately $85,000,000 in 1998 ($59,000,000 in 1997) relate primarily to differences between financial and tax reporting of depreciation. Federal income taxes paid were $158,700,000 in 1998 ($175,900,000 in 1997 and $152,900,000 in 1996).


9. Quarterly Information (Unaudited):


                                First            Second             Third            Fourth
1998                          Quarter           Quarter           Quarter           Quarter
Net sales ............  $1,138,862,155    $1,128,350,083    $1,010,961,380    $  873,058,665
Gross margin .........     139,356,182       152,045,575       141,508,686       126,539,002
Net earnings .........      65,137,513        72,226,010        65,125,913        61,219,160
Net earnings
  per share ..........             .74               .82               .74               .70
1997
Net sales ............  $1,010,489,815    $1,035,090,608    $1,101,620,966    $1,037,296,465
Gross margin .........     136,400,144       152,849,975       165,371,473       150,935,223
Net earnings .........      65,011,514        72,994,892        79,984,324        76,491,710
Net earnings
  per share ..........             .74               .83               .91               .87

           Independent
           Accountants
           Report






           PricewaterhouseCoopers LLP



           February 3, 1999


           Stockholders and
           Board of Directors
           Nucor Corporation



              In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Nucor Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Nucor's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


           /s/ PricewaterhouseCoopers LLP




           Charlotte, North Carolina

Board of Directors
and Executive Management




Board of Directors


H. David Aycock                        Victoria F. Haynes
Chairman,                              Chief Technical Officer,
Nucor Corporation                      The B. F. Goodrich Company

Peter C. Browning                      James D. Hlavacek
President and                          Managing Director,
Chief Executive Officer,               Market Driven Management
Sonoco Products Company
                                       Samuel Siegel
John D. Correnti                       Vice Chairman,
Vice Chairman, President               Chief Financial Officer,
and Chief Executive Officer,           Treasurer and Secretary,
Nucor Corporation                      Nucor Corporation

Harvey B. Gantt
Partner, Gantt Huberman Architects

Executive Management




Executive Offices

H. David Aycock                            Daniel R. DiMicco
Chairman                                   Vice President, General Manager of
                                           Nucor-Yamato Steel Company,
                                           Blytheville, Arkansas
John D. Correnti
Vice Chairman, President
and Chief Executive Officer                John J. Ferriola
                                           Vice President, General Manager of
Samuel Siegel                              Nucor Steel Division,
Vice Chairman, Chief Financial Officer,    Crawfordsville, Indiana
Treasurer and Secretary
                                           Ladd R. Hall
D. Michael Parrish                         Vice President, General Manager of
Executive Vice President -                 Nucor Steel Division,
Steel Products                             Darlington, South Carolina


Joseph A. Rutkowski
Executive Vice President -                 Donald N. Holloway
Steel Mills                                Vice President, General Manager of
                                           Vulcraft Division,
Terry S. Lisenby                           Norfolk, Nebraska
Vice President, Corporate Controller
                                           Kenneth H. Huff
LeRoy C. Prichard                          Vice President, General Manager of
Vice President, Steel Technologies         Nucor Steel Division,
                                           Jewett, Texas
Operations
                                           Douglas J. Jellison
James R. Beard                             General Manager of
General Manager of                         Nucor Bearing Products,
Vulcraft Division,                         Wilson, North Carolina
Brigham City, Utah
                                           Hamilton Lott, Jr.
A. Jay Bowcutt                             Vice President, General Manager of
Vice President, General Manager of         Vulcraft Division,
Nucor Steel Division,                      Florence, South Carolina
Plymouth, Utah
                                           Harry R. Lowe
James E. Campbell                          Vice President, General Manager of
Vice President, General Manager of         Nucor Building Systems Divisions,
Vulcraft Division,                         Waterloo, Indiana and
Fort Payne, Alabama                        Swansea, South Carolina

David Chase
General Manager of                         Rodney B. Mott
Nucor Steel Division,                      Vice President, General Manager of
Hickman, Arkansas                          Nucor Steel Division,
                                           Berkeley, South Carolina

James R. Darsey
Vice President, General Manager of         James W. Ronner
Vulcraft Division,                         Vice President, General Manager of
Grapeland, Texas                           Vulcraft Division,
                                           Saint Joe, Indiana

Giffin Daughtridge
General Manager of                         R. Joseph Stratman
Nucor Steel Division,                      Vice President, General Manager of
Hertford, North Carolina                   Nucor Steel Division,
                                           Norfolk, Nebraska

Jerry V. DeMars
Vice President, General Manager of
Nucor Fastener Divisions,
Saint Joe, Indiana and
Conway, Arkansas

     Corporate and Stock Data






 Executive Offices                   Stock Transfers
                                     Dividend Disbursing
 2100 Rexford Road                   Dividend Reinvestment
 Charlotte, North Carolina 28211
 Phone 704/366-7000
 Fax 704/362-4208                    American Stock Transfer
                                     & Trust Company
                                     40 Wall Street
                                     New York, New York 10005
 Annual Meeting                      Phone 800/937-5449
 Place -                             Fax 718/236-2641
 Chase Manhattan Bank
 270 Park Avenue
  (between 47th                      Stock Listing
  and 48th Streets)                  New York Stock Exchange
 Room C on 11th Floor                Trading Symbol - NUE
 New York City
 Time and Date -
 1:30 P.M., Thursday,
 May 13, 1999

     Stock Price and Dividends Paid:


                               First        Second         Third        Fourth
                              Quarter       Quarter       Quarter       Quarter
            1998
 Stock Price:
   High .................   $ 57.38       $ 60.63       $ 46.50       $ 48.38
   Low ..................    44.06         44.75         35.25         37.50
 Dividends Paid .........      .10           .12           .12           .12
            1997
 Stock Price:
   High .................   $ 55.50       $ 59.50       $ 62.94       $ 57.06
   Low ..................    45.25         44.75         51.75         45.56
 Dividends Paid .........      .08           .10           .10           .10

     10-K and 11-Year Data

     Copies of (1) Form 10-K for 1998 filed with the Securities and Exchange Commission, and (2) various financial and statistical data for the years 1988 to 1998, are available on request.


     Internet Data

     Various data is available on Nucor's web site www.nucor.com.


                                       19