Form 10-K, Exhibit 13
period 1999-12-31
NUCOR CORP
filed 2000-03-23
CIK 73309

BUSINESS REVIEW


     Nucor's business is the manufacture of steel products. During the last five years, the sales of Nucor have increased 35%, from $2,976,000,000 in 1994 to $4,009,000,000 in 1999. All of this growth has been internally generated.

NUCOR STEEL
NUCOR-YAMATO STEEL COMPANY

     Nucor operates scrap-based steel mills in eight locations. These mills utilize modern steelmaking techniques and produce steel at a cost competitive with steel manufactured anywhere in the world.

     Production in 1999 was a record 10,376,000 tons, an 8% increase from 9,642,000 tons in 1998. Annual production capacity has grown from 120,000 tons in 1970 to a present total of about 12,000,000 tons.

     Steel sales to outside customers in 1999 were 8,734,000 tons, 7% higher than the 8,162,000 tons in 1998. This represented about 84% of the eight mills' production; the balance was used by the Vulcraft, Nucor Cold Finish, Nucor Building Systems, Nucor Grinding Balls and Nucor Fastener operations.

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

     In 1999, Vulcraft produced 616,000 tons of steel joists and joist girders, 3% more than the 600,000 tons in 1998. Current annual production capacity is more than 650,000 tons.

     Nucor is also the nation's largest producer of steel deck. The Vulcraft facilities in South Carolina, Nebraska, Alabama, Texas and Indiana produce steel deck. This product is used extensively for floor and roof systems. In 1999, Vulcraft's steel deck sales were 375,000 tons, a 10% increase from the 342,000 tons produced in 1998.

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

     Sales in 1999 were 243,000 tons, a decrease of 7% from the 261,000 tons sold in 1998.

NUCOR BUILDING SYSTEMS

     Nucor Building Systems has modern facilities to produce metal buildings and components in Indiana and South Carolina. Construction is nearly complete on Nucor's third building systems facility, located in Terrell, Texas, with start-up anticipated in the second quarter of 2000.

NUCOR GRINDING BALLS

     Nucor Grinding Balls produces steel grinding balls in Utah for the mining industry, and accounts for a small percentage of Nucor's sales.

NUCOR BEARING PRODUCTS

     This North Carolina facility produces steel bearings and machined steel parts, and accounts for a small percentage of Nucor's sales.

NUCOR FASTENER

     Nucor Fastener's state-of-the-art steel bolt-making facility in Indiana has an annual capacity of close to 75,000 tons. During 1999, the Fastener facility in Arkansas was consolidated with the facility in Indiana.

FINANCES

     Capital expenditures are primarily for new facilities and expansion of existing facilities. These expenditures were $374,700,000 in 1999 and are anticipated to be more than $400,000,000 in 2000. Funds are provided from operations and new long-term debt.

     In 1999 the ratio of long-term debt to total capital (long-term debt plus minority interests plus stockholders' equity) was 13%, compared with 8% in 1998. Nucor's objective is to maintain a strong balance sheet. Nucor has the financial ability to borrow significant additional funds and still maintain reasonable leverage.

EARNINGS

     Net earnings of $2.80 per share in 1999 decreased 7% from $3.00 per share in 1998. Earnings were 11% of average equity in 1999, compared with 13% in 1998.

NUCOR STEEL
DIVISIONS

Darlington, South Carolina
Norfolk, Nebraska
Jewett, Texas
Plymouth, Utah
Crawfordsville, Indiana
Hickman, Arkansas
Berkeley County, South Carolina

     The manufacture of steel is a major area of operations for Nucor. Nucor Steel produces bars, angles, light structural, sheet and special steel products. In addition to selling steel on the open market, these steel mills assure an economical supply of steel for the Vulcraft, Nucor Cold Finish, Nucor Building Systems, Nucor Grinding Balls and Nucor Fastener operations.


NUCOR-YAMATO
STEEL COMPANY

Blytheville, Arkansas


     Nucor-Yamato Steel Company produces wide-flange steel beams, pilings and heavy structural steel products.

OPERATIONS

     There are four Nucor Steel mills that produce bar and light structural carbon and alloy steels. Three of Nucor Steel's mills produce sheet steel. In addition, the mill in Berkeley County, South Carolina produces steel beams. All of the steel mills are among the most modern and efficient mills in the United States. Steel scrap is melted in electric arc furnaces and poured into continuous casting systems.

     Highly sophisticated rolling mills convert the billets and slabs into angles, rounds, channels, flats, sheet, beams and other products. The operations in the rolling mills are highly automated and require fewer operating employees than older mills.

     In constructing Nucor Steel mills, capital cost per ton of capacity has been lower than the capital cost generally required for other steel mills. The first Nucor Steel bar mill was constructed in 1969 and has been extensively modernized. The next three bar mills were constructed between 1973 and 1981. The total capital cost of all four bar mills averaged less than $170 per ton of current annual capacity.

     Total capacity of the four bar mills exceeds 3,000,000 tons per year.

     The Nucor Steel sheet mills were constructed between 1989 and 1996. The total cost of these sheet mills averaged less than $300 per ton of current annual capacity. The sheet mills utilize thin slab casters to produce hot and cold-rolled sheet steel. Nucor's sheet mills have a lower capital cost than integrated steel mills producing these products. Total capacity of the sheet mills is about 5,900,000 tons per year.

     All Nucor Steel mills have high productivity, which results in employment costs of approximately 10% of the sales dollar. This is lower than the employment costs of integrated steel companies producing comparable products.

     Employee turnover in all mills is extremely low. All employees have a significant part of their compensation based on their productivity. Production employees work under group incentives that provide increased earnings for increased production. This additional compensation is paid weekly.

     Steel mills are large consumers of electricity and gas. However, because of the high efficiency of Nucor Steel mills, these energy costs were less than 10% of the sales dollar in 1999.

     Scrap and scrap substitutes are the most significant element in the total cost of steel. Their average cost decreased to less than $115 per gross ton in 1999 from about $145 per gross ton in 1998.

MARKETS

     About 80% of the seven mills' production in 1999 was sold to outside customers and the balance was used internally by the steel joist, steel deck, cold finish, building systems, grinding ball and fastener operations.

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

[GRAPHIC OMITTED]

MARKETING

     Nucor Steel uses a simpler, highly competitive pricing system than the complicated pricing structure traditional in the steel industry. All customers in a region are charged the same published price. This allows customers to maintain the lowest practical inventory.


NEWER FACILITIES AND EXPANSIONS

     In 1998, Nucor Steel substantially completed construction and started operations of a major addition to Nucor's Hickman, Arkansas steel sheet mill. This addition includes an 800,000 tons-per-year cold rolling facility; a 500,000 tons-per-year galvanizing facility; and associated pickling, oiling and annealing facilities.

     During 1999, Nucor Steel completed construction and started operations of Nucor's 500,000 tons-per-year steel beam mill in Berkeley County, South Carolina.

     Construction is continuing satisfactorily on the second caster addition at the steel sheet mill in Berkeley County, South Carolina. This addition will cost more than $40,000,000 and will increase this mill's hot-band capacity from 1,500,000 tons to 2,300,000 tons per year. Start-up is expected in the third quarter of 2000.

     Construction will begin soon on a second cold rolling facility at Berkeley County, increasing this mill's cold rolled steel capacity from 750,000 tons to 1,500,000 tons per year, at a cost of about $40,000,000. Start-up should be late in 2000.

     Construction is continuing satisfactorily at Nucor's 1,000,000 tons-per-year steel plate mill in Hertford County, North Carolina. This facility will cost over $350,000,000, and start-up is expected early in the third quarter of 2000.

NUCOR-YAMATO
STEEL COMPANY

     In 1988, Nucor and Yamato Kogyo, one of Japan's major producers of wide-flange beams, completed construction and started operation of a steel mill to produce wide-flange beams, pilings and heavy structural steel products near Blytheville, Arkansas. This mill uses a special continuous casting method that produces a beam blank closer in shape to that of the finished beam than traditional methods.

     In 1993, Nucor-Yamato Steel completed construction and started operation of a major addition to its steel mill to produce larger-depth wide-flange beams. This expansion increased annual capacity by about 80%.

     This steel mill, in which Nucor has a 51% interest, now has an annual capacity of more than 2,400,000 tons. In 1999, Nucor-Yamato Steel shipped approximately 2,200,000 tons of finished and semi-finished steel products.

OUTLOOK FOR THE FUTURE

     The manufacture of steel will continue to be a key factor in Nucor's future performance. Total steel production is anticipated to increase significantly over the next several years from the 10,376,000 tons produced in 1999. Nucor anticipates additional steel mill expansions and the construction of additional steel mills, which could increase annual capacity to more than 13,000,000 tons per year.

     Nucor expects to continue to generate above-average earnings from its steelmaking operations in the future.

[GRAPHIC OMITTED]

VULCRAFT DIVISIONS


Florence, South Carolina
Norfolk, Nebraska
Fort Payne, Alabama
Grapeland, Texas
St. Joe, Indiana
Brigham City, Utah



     Vulcraft produces steel joists, joist girders and steel deck for building construction. This is a major area of operations for Nucor.

OPERATIONS

     There are six Vulcraft operations with total joist and joist girder production capacity of about 650,000 tons per year.

     The production of joists by Vulcraft in 1999 was 616,000 tons, an increase from the 600,000 tons produced in 1998.

     Materials, primarily steel, were about 40% of the joist sales dollar in 1999. Vulcraft obtained almost 90% of its steel requirements from Nucor Steel. For 1999, freight costs for joists and joist girders were less than 10% of the sales dollar. Vulcraft maintains an extensive fleet of trucks to ensure and control on-time delivery.

     Almost all of the production employees of Vulcraft work with a group incentive system, which provides increased compensation each week for increased performance.

     Steel deck is manufactured by the five Vulcraft operations in South Carolina, Nebraska, Alabama, Texas and Indiana. Total deck production capacity for these facilities is about 375,000 tons per year.

     Vulcraft steel deck sales increased to 375,000 tons in 1999 from 342,000 tons in 1998. Coiled sheet steel was about 60% of the steel deck sales dollar in 1999.

MARKETS

     Joists and joist girders are used extensively as part of the support systems in manufacturing buildings, retail stores, shopping centers, warehouses, schools, churches, hospitals and, to a lesser extent, in multi-story buildings, apartments and single-family dwellings. Building support systems using joists and joist girders are frequently more economical than other systems.

     Steel joists and joist girder sales are obtained by competitive bidding. Vulcraft quotes on an estimated 80% to 90% of the domestic buildings using steel joists and joist girders as part of the support systems. In 1999, Vulcraft supplied more than an estimated 40% of total domestic sales of these products.

     Steel deck is used extensively in floors and roofs. Steel deck is specified in the vast majority of buildings using steel joists and joist girders.

OUTLOOK FOR THE FUTURE

     The increased level of construction in recent years has favorably impacted the volume of non-residential buildings supplied by Vulcraft. Nucor is actively searching for a site for a Vulcraft facility in the northeast United States to produce steel joists, joist girders and steel deck. This facility should cost about $50,000,000 and construction will start after satisfactory resolution of site location, regulatory approvals, tax matters, utility contracts and equipment contracts.

[GRAPHIC OMITTED]

NUCOR
COLD FINISH
DIVISIONS

Norfolk, Nebraska
Darlington, South Carolina
Brigham City, Utah


     Nucor Cold Finish has three facilities producing cold drawn and turned, ground and polished steel bars. Total capacity of all three facilities is about 350,000 tons per year.

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

    1999 sales of cold finished steel products were 243,000 tons, a decrease of 7% from 1998's 261,000 tons. The market for these products is estimated at more than 1,000,000 tons.

     Nucor Cold Finish anticipates increases in sales and earnings during the next several years.

NUCOR
BUILDING SYSTEMS
DIVISIONS

Waterloo, Indiana
Swansea, South Carolina

     Nucor Building Systems produces pre-engineered metal building systems and has an annual capacity of more than 100,000 tons. The size of the buildings that can be produced ranges from less than 500 square feet to more than 1,000,000 square feet. The buildings are sold through a builder distribution network in order to provide fast-track, customized solutions for building owners.

     Building systems sales in 1999 were 66,000 tons, 6% less than the 70,000 tons in 1998.

     Nucor Building Systems has the flexibility to provide buildings with either solid-web or open-web framing systems. The primary markets are commercial, industrial and institutional buildings.

     Nucor Building Systems obtains a significant portion of its steel requirements from Nucor Steel.

     Construction is nearly complete on Nucor's third building systems facility, located in Terrell, Texas, with start-up anticipated in the second quarter of 2000.

NUCOR
GRINDING BALLS
DIVISION

Brigham City, Utah

     Nucor Grinding Balls produces steel grinding balls for the mining industry, which consumes them in processing copper, iron, zinc, lead, gold, silver and other ores.

     This facility is favorably located to efficiently service its primary market in the western United States. A high degree of automation results in low costs and highly competitive sales prices.

     Nucor Grinding Balls' total sales account for a small percentage of Nucor's sales.

NUCOR
BEARING PRODUCTS
DIVISION

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

[GRAPHIC OMITTED]

NUCOR
FASTENER
DIVISION

St. Joe, Indiana

     Nucor Fastener produces standard steel hexhead cap screws hex bolts, socket head cap screws and structural bolts. Annual capacity is more than 75,000 tons.

     Nucor Fastener obtains much of its steel from Nucor Steel.

     The Nucor Fastener facility is among the most modern in the world and allows Nucor Fastener to maintain highly competitive pricing in a market currently dominated by foreign suppliers. This operation is highly automated and has fewer employees than comparable facilities.

     Fasteners are used in a broad range of markets, including automotive, machine tools, farm implements, construction and military applications.

     Nucor Fastener's production capacity is less than an estimated 20% of the total market for these products.

     During 1999, the Fastener facility in Arkansas was consolidated with the facility in Indiana.

ANALYSIS OF
OPERATIONS
AND FINANCES

OPERATIONS

     The decrease in 1999 and 1998 sales resulted from decreased sales prices. During 1998 and the first two quarters of 1999, imports of steel increased significantly, much of it at dumping prices. The effects of the dumped imports decreased during the latter part of 1999. The increase in 1997 sales resulted primarily from increased volume.

     The major component of cost of products sold is raw material costs. The average price of raw materials decreased by 20% in 1999, and was substantially unchanged in 1998 and 1997. The major components of marketing, administrative and other expenses are freight and profit sharing costs. Unit freight costs were substantially unchanged in 1999, increased slightly in 1998, and decreased slightly in 1997. Profit sharing costs decreased by about 17% in 1999, decreased by about 15% in 1998, and increased by about 30% in 1997. Profit sharing costs are based upon and fluctuate with pre-tax earnings.

     Interest income, net of interest expense, increased in 1999 and 1998 due to an increase in average short-term investments. The 1997 decrease resulted from increased borrowings.

     The decrease in 1999 earnings resulted primarily from decreased sales prices.

     The decrease in 1998 earnings resulted primarily from decreased margins and increased pre-operating and start-up costs of new facilities.

     The increase in 1997 earnings resulted primarily from increased sales due to increased volume.

LIQUIDITY AND
CAPITAL RESOURCES

     In 1999 working capital increased 57% to $1 billion, due primarily to increased cash and short-term investments provided by the issuance of long-term debt. The current ratio was 2.9 in 1999, 2.3 in 1998, and 2.1 in 1997.

     The increase in 1999 and 1998 inventories was due primarily to an increase in quantities of work-in-process and finished goods. The increase in 1997 inventories was mainly due to increased prices and increased production levels.

     Capital expenditures were $375 million in 1999, $503 million in 1998, and $307 million in 1997. Capital expenditures are currently projected to be more than $400 million in 2000. Funds provided from operations, existing credit facilities and new borrowings are expected to be adequate to meet future capital expenditure and working capital requirements.

     Net long-term debt borrowings were $175 million in 1999, $47 million in 1998, and $15 million in 1997. Unused long-term credit facilities total $248 million at the end of 1999. The percentage of long-term debt to total capital was 13% in 1999, 8% in 1998, and 7% in 1997.

     Nucor's directors have approved the purchase of up to 5,000,000 shares of Nucor common stock. During 1998 and 1999, Nucor repurchased approximately 1,100,000 shares at a cost of approximately $46,000,000.


SIX-YEAR
FINANCIAL REVIEW                                  1999               1998

FOR THE YEAR

Net sales ...........................   $4,009,346,082     $4,151,232,283
Costs and expenses:
 Cost of products sold ..............    3,480,478,687      3,591,782,838
 Marketing, administrative
  and other expenses ................      154,773,600        147,973,101
 Interest expense (income) ..........       (5,095,299)        (3,832,252)
                                        --------------     --------------
                                         3,630,156,988      3,735,923,687
Earnings before
 federal income taxes ...............      379,189,094        415,308,596
Federal income taxes ................      134,600,000        151,600,000
                                        --------------     --------------
Net earnings ........................      244,589,094        263,708,596
Net earnings per share ..............             2.80               3.00
Dividends declared per share ........              .52                .48
Percentage of earnings to sales .....              6.1%               6.4%
Return on average equity ............             11.3%              13.4%
Capital expenditures ................      374,717,759        502,910,263
Depreciation ........................      256,637,460        253,118,608
Sales per employee ..................          547,762            591,596

AT YEAR END

Current assets ......................   $1,538,508,511     $1,129,467,383
Current liabilities .................      531,030,898        486,897,157
                                        --------------     --------------
Working capital .....................    1,007,477,613        642,570,226
 Current ratio ......................             2.9                2.3
Property, plant and equipment .......    2,191,339,477      2,097,078,473
Total assets ........................    3,729,847,988      3,226,545,856
Long-term debt ......................      390,450,000        215,450,000
 Percentage of debt to capital ......             13.3%               8.4%
Stockholders' equity ................    2,262,247,906      2,072,551,781
 Per share ..........................            25.96              23.73
Shares outstanding ..................       87,133,737         87,352,906
Stockholders ........................           55,000             62,000
Employees ...........................            7,500              7,200
SIX-YEAR
FINANCIAL REVIEW                                  1997              1996              1995                1994

FOR THE YEAR

Net sales ...........................   $4,184,497,854    $3,647,030,387    $3,462,045,648     $ 2,975,596,456
Costs and expenses:
 Cost of products sold ..............    3,578,941,039     3,139,157,919     2,900,168,171       2,491,759,846
 Marketing, administrative
  and other expenses ................      145,409,693       120,387,357       130,677,162         113,388,724
 Interest expense (income) ..........          (35,318)         (283,837)       (1,134,190)         13,515,042
                                        --------------    --------------    --------------     ---------------
                                         3,724,315,414     3,259,261,439     3,029,711,143       2,618,663,612
Earnings before
 federal income taxes ...............      460,182,440       387,768,948       432,334,505         356,932,844
Federal income taxes ................      165,700,000       139,600,000       157,800,000         130,300,000
                                        --------------    --------------    --------------     ---------------
Net earnings ........................      294,482,440       248,168,948       274,534,505         226,632,844
Net earnings per share ..............             3.35              2.83              3.14                2.60
Dividends declared per share ........              .40               .32               .28                 .18
Percentage of earnings to sales .....              7.0%              6.8%              7.9%                7.6%
Return on average equity ............             16.9%             16.6%             21.9%               22.4%
Capital expenditures ................      306,749,422       537,438,406       263,421,786         185,324,442
Depreciation ........................      218,764,101       182,232,851       173,887,657         157,652,083
Sales per employee ..................          622,554           572,038           570,353             502,507

AT YEAR END

Current assets ......................   $1,125,508,464    $  828,380,585    $  830,741,318     $   638,701,397
Current liabilities .................      524,453,610       465,652,755       447,136,311         382,465,202
                                        --------------    --------------    --------------     ---------------
Working capital .....................      601,054,854       362,727,830       383,605,007         256,236,195
 Current ratio ......................             2.1               1.8               1.9                 1.7
Property, plant and equipment .......    1,858,874,894     1,791,152,821     1,465,400,015       1,363,218,768
Total assets ........................    2,984,383,358     2,619,533,406     2,296,141,333       2,001,920,165
Long-term debt ......................      167,950,000       152,600,000       106,850,000         173,000,000
 Percentage of debt to capital ......              7.2%              7.5%              6.2%               11.8%
Stockholders' equity ................    1,876,425,866     1,609,290,193     1,382,112,159       1,122,610,257
 Per share ..........................            21.32             18.33             15.78               12.85
Shares outstanding ..................       87,996,583        87,795,947        87,598,517          87,333,313
Stockholders ........................           50,000            39,000            39,000              38,000
Employees ...........................            6,900             6,600             6,200               5,900

                                                 Year Ended
CONSOLIDATED STATEMENTS OF EARNINGS            December 31,        1999                1998                  1997

Net sales .................................................   $4,009,346,082      $4,151,232,283       $4,184,497,854
                                                              --------------      --------------       --------------
Costs and expenses:
 Cost of products sold ....................................   3,480,478,687       3,591,782,838         3,578,941,039
 Marketing, administrative and other expenses .............     154,773,600         147,973,101           145,409,693
 Interest expense (income) (Note 8) .......................      (5,095,299)         (3,832,252)              (35,318)
                                                              --------------      --------------       --------------
                                                              3,630,156,988       3,735,923,687         3,724,315,414
                                                              --------------      --------------       --------------
Earnings before federal income taxes ......................     379,189,094         415,308,596           460,182,440
 Federal income taxes (Note 9) ............................     134,600,000         151,600,000           165,700,000
                                                              --------------      --------------       --------------
Net earnings ..............................................   $ 244,589,094       $ 263,708,596        $  294,482,440
                                                              ==============      ==============       ==============
 Net earnings per share (Note 6) ..........................   $        2.80              $ 3.00                $ 3.35
                                                                       ====              ======                ======

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                                      Additional
                                                                         Paid-in                            Treasury Stock
                                        Common Stock                     Capital                               (at cost)
                                                                                         Retained
                                           Shares         Amount                         Earnings         Shares        Amount

Balances, December 31, 1996 ..........  89,877,286    $35,950,914    $55,047,610    $1,535,948,490     2,081,339    $ 17,656,821
Net earnings in 1997 .................                                                 294,482,440
Employee stock options ...............     109,822         43,929      3,355,047
Employee stock compensation
 and service awards ..................                                 3,638,631                         (90,814)       (770,103)
Cash dividends ($.40 per share).......                                                 (35,154,477)
                                       ------------   -----------    -----------    --------------   -----------    ------------
Balances, December 31, 1997 ..........  89,987,108     35,994,843     62,041,288     1,795,276,453     1,990,525      16,886,718
Net earnings in 1998 .................                                                 263,708,596
Employee stock options ...............      64,677         25,871      2,943,785
Employee stock compensation
 and service awards ..................                                 2,267,863                         (81,346)     (1,324,800)
Treasury stock acquired ..............                                                                   789,700      32,016,119
Cash dividends ($.48 per share) ......                                                 (42,128,881)
                                       ------------   -----------    -----------    --------------   -----------    ------------
Balances, December 31, 1998 ..........  90,051,785     36,020,714     67,252,936     2,016,856,168     2,698,879      47,578,037
Net earnings in 1999 .................                                                 244,589,094
Employee stock options ...............      50,733         20,293      2,347,053
Employee stock compensation
 and service awards ..................                                 1,785,220                         (53,396)     (1,070,449)
Treasury stock acquired ..............                                  (478,642)                        323,298      14,283,103
Cash dividends ($.52 per share).......                                                 (45,354,239)
                                       ------------   -----------    -----------    --------------   -----------    ------------
Balances, December 31, 1999 ..........  90,102,518    $36,041,007    $70,906,567    $2,216,091,023     2,968,781    $ 60,790,691
                                       ============   ===========    ===========    ==============   ===========    ============

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS                      December 31,              1999                1998

ASSETS

Current assets:
 Cash and short-term investments ............................     $  572,185,451     $  308,696,460
 Accounts receivable (Note 2) ...............................        393,763,651        299,244,794
 Inventories (Note 3) .......................................        464,983,651        435,884,838
 Other current assets (Note 9) ..............................        107,575,758         85,641,291
                                                                ----------------    ---------------
  Total current assets ......................................      1,538,508,511      1,129,467,383
Property, plant and equipment (Note 4) ......................      2,191,339,477      2,097,078,473
                                                                ----------------    ---------------
                                                                  $3,729,847,988     $3,226,545,856
                                                                ================    ===============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Accounts payable ...........................................     $  255,229,202     $  198,329,771
 Federal income taxes .......................................          2,455,851         26,090,271
 Salaries, wages and related accruals .......................        116,749,067        113,619,322
 Accrued expenses and other current liabilities .............        156,596,778        148,857,793
                                                                ----------------    ---------------
  Total current liabilities .................................        531,030,898        486,897,157
                                                                ----------------    ---------------
Long-term debt due after one year (Note 5) ..................        390,450,000        215,450,000
                                                                ----------------    ---------------
Deferred credits and other liabilities (Note 9) .............        265,247,949        169,250,449
                                                                ----------------    ---------------
Minority interests ..........................................        280,871,235        282,396,469
                                                                ----------------    ---------------
Stockholders' equity (Note 6):
 Common stock ...............................................         36,041,007         36,020,714
 Additional paid-in capital .................................         70,906,567         67,252,936
 Retained earnings ..........................................      2,216,091,023      2,016,856,168
                                                                ----------------    ---------------
                                                                   2,323,038,597      2,120,129,818
 Treasury stock .............................................        (60,790,691)       (47,578,037)
                                                                ----------------    ---------------
                                                                   2,262,247,906      2,072,551,781
                                                                ----------------    ---------------
                                                                  $3,729,847,988     $3,226,545,856
                                                                ================    ===============

See notes to consolidated financial statements.

                                                     Year Ended
CONSOLIDATED STATEMENTS                              December 31,
OF CASH FLOWS                                                                1999               1998               1997

OPERATING ACTIVITIES:

 Net earnings ..................................................    $  244,589,094     $  263,708,596     $  294,482,440
 Adjustments:
  Depreciation .................................................       256,637,460        253,118,608        218,764,101
  Deferred federal income taxes ................................        10,600,000         (1,000,000)        (4,000,000)
  Minority interests ...........................................        85,651,646        102,469,931         90,355,944
  Changes in:
   Accounts receivable .........................................       (94,518,857)        87,107,818        (93,714,694)
   Inventories .................................................       (29,098,813)       (38,836,459)       (11,249,489)
   Accounts payable ............................................        56,899,431        (61,938,344)        35,898,172
   Federal income taxes ........................................       (23,634,420)        16,101,428           (296,986)
   Other .......................................................        97,708,808         21,167,751         47,086,715
                                                                   ---------------    ---------------    ---------------
 Cash provided by operating activities .........................       604,834,349        641,899,329        577,326,203
                                                                   ---------------    ---------------    ---------------

INVESTING ACTIVITIES:

 Capital expenditures ..........................................      (374,717,759)      (502,910,263)      (306,749,422)
 Disposition of plant and equipment ............................           442,250          2,924,833            770,406
                                                                   ---------------    ---------------    ---------------
 Cash used in investing activities .............................      (374,275,509)      (499,985,430)      (305,979,016)
                                                                   ---------------    ---------------    ---------------

FINANCING ACTIVITIES:

 Increase in long-term debt ....................................       175,000,000         47,250,000         14,850,000
 Issuance of common stock ......................................         5,223,015          6,562,319          7,807,710
 Distributions to minority interests ...........................       (87,176,880)       (96,265,895)       (79,869,868)
 Cash dividends ................................................       (45,354,239)       (42,128,881)       (35,154,477)
 Acquisition of treasury stock .................................       (14,761,745)       (32,016,119)                 -
                                                                   ---------------    ---------------    ---------------
 Cash provided by (used in) financing activities ...............        32,930,151       (116,598,576)       (92,366,635)
                                                                   ---------------    ---------------    ---------------

INCREASE IN CASH AND SHORT-TERM INVESTMENTS ....................       263,488,991         25,315,323        178,980,552
CASH AND SHORT-TERM INVESTMENTS - BEGINNING OF YEAR ............       308,696,460        283,381,137        104,400,585
                                                                   ---------------    ---------------    ---------------
CASH AND SHORT-TERM INVESTMENTS - END OF YEAR ..................    $  572,185,451     $  308,696,460     $  283,381,137
                                                                   ===============    ===============    ===============

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 1999, 1998 and 1997

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

2. ACCOUNTS RECEIVABLE:

     Accounts receivable are stated net of the allowance for doubtful accounts of $21,093,233 in 1999 ($16,275,198 in 1998 and $17,975,596 in 1997).

3. INVENTORIES:

     Inventories consist of approximately 50% raw materials and supplies, and 50% finished and semi-finished products in 1999 and 1998. Inventories valued using the last-in, first-out (LIFO) method of accounting represent approximately 85% of total inventories in 1999 and 1998. If the first-in, first-out (FIFO) method of accounting had been used, inventories would have been $28,590,595 higher in 1999 ($5,120,960 higher in 1998). Use of the lower of cost or market reduced inventories by $319,625 in 1999 ($25,059,973 in 1998).

4. PROPERTY, PLANT AND EQUIPMENT:

                  December 31,                      1999               1998
Land and improvements .................   $   69,626,548     $   68,946,393
Buildings and improvements ............      313,624,168        313,508,450
Machinery and equipment ...............    3,003,385,098      2,937,690,089
Construction in process
  and equipment deposits ..............      293,286,692         77,622,926
                                          --------------     --------------
                                           3,679,922,506      3,397,767,858
Less accumulated depreciation .........    1,488,583,029      1,300,689,385
                                          --------------     --------------
                                          $2,191,339,477     $2,097,078,473
                                          ==============     ==============

     The average annual depreciation rate was 7.7% in 1999 (8.3% in 1998 and 8.1% in 1997).

5. LONG-TERM DEBT AND FINANCING ARRANGEMENTS:
                December 31,                    1999              1998
Industrial revenue bonds,
  3.9% to 8%,
  due from 2003 to 2031 .............   $215,450,000      $215,450,000
Notes payable, 6%, due 2009 .........    175,000,000                 -
                                        ------------      ------------
                                        $390,450,000      $215,450,000
                                        ============      ============

     Seven banks are committed to lend Nucor a total of $248,000,000 (nothing has been borrowed), with borrowings, if any, repayable in 2003 ($10,000,000), 2004 ($30,000,000) and 2005 ($208,000,000). These commitments cannot be withdrawn unless there is non-compliance under the loan agreements.

     Annual aggregate long-term debt maturities are: none in 2001 and 2002; $300,000 in 2003; and $300,000 in 2004.

6. CAPITAL STOCK:

     The par value of Nucor's common stock is $.40 per share and there are 200,000,000 shares authorized.

     Nucor's Key Employees' Incentive Stock Option Plans provide that common stock options may be granted to key employees and officers at 100% of the market value on the date of the grant. During 1999, options were granted for 209,459 shares (203,812 in 1998 and 153,205 in 1997); and options for 111,407 shares (99,182 in 1998 and 2,401 in 1997) expired or were canceled. At December 31, 1999, options for 685,317 shares (637,998 in 1998 and 598,045 in 1997) were outstanding at an aggregate exercise price of $33,137,733 ($32,345,526 in 1998 and $31,344,381 in 1997); options for 583,619 shares (525,203 in 1998 and
527,439 in 1997) were exercisable; and 2,607,413 shares (2,805,106 in 1998 and
3,000,000 in 1997) were reserved for future grants.

     250,000 shares of preferred stock, par value of $4.00 per share, are authorized, with preferences, rights and restrictions as may be fixed by Nucor's Board of Directors. No shares of preferred stock have been issued since their authorization in 1964.

     Nucor's basic earnings per share of common stock are based on 87,247,160 average shares outstanding in 1999 (87,861,501 in 1998 and 87,872,485 in 1997).
If all employee stock options were exercised, diluted earnings per share would not be materially different than basic earnings per share.

7. EMPLOYEE BENEFIT PLAN:

     Nucor has a Profit Sharing and Retirement Savings Plan for qualified employees. Nucor's expense for these benefits was $39,195,491 in 1999 ($47,379,373 in 1998 and $47,749,262 in 1997).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

8. INTEREST EXPENSE (INCOME):

     Interest expense is stated net of interest income of $25,610,881 in 1999 ($13,832,452 in 1998 and $9,317,247 in 1997). Interest paid was $14,692,106 in
1999 ($9,362,617 in 1998 and $8,730,817 in 1997).

9. FEDERAL INCOME TAXES:

                                      1999              1998              1997

Currently payable .........   $124,000,000       $152,600,000      $169,700,000
Deferred ..................     10,600,000         (1,000,000)       (4,000,000)
                              ------------      -------------     -------------
                              $134,600,000       $151,600,000      $165,700,000
                              ============      =============     =============

     Current deferred federal income tax assets of approximately $90,400,000 in 1999 ($85,000,000 in 1998) relate primarily to differences between financial and tax reporting of inventories and accrued expenses. Non-current deferred federal income tax liabilities of approximately $101,000,000 in 1999 ($85,000,000 in 1998) relate primarily to differences between financial and tax reporting of depreciation. Federal income taxes paid were $147,400,000 in 1999 ($158,700,000 in 1998 and $175,900,000 in 1997).

10. QUARTERLY INFORMATION (UNAUDITED):
                                First            Second            Third            Fourth
1999                          Quarter           Quarter          Quarter           Quarter

Net sales ............  $  893,822,996    $  997,166,323   $1,026,687,893     $ 1,091,668,870
Gross margin .........      74,916,287       112,796,954      150,359,993         190,794,161
Net earnings .........      28,173,392        50,647,213       68,161,966          97,606,523
Net earnings
  per share ..........             .32               .58              .78                 1.12
1998
Net sales ............  $1,138,862,155    $1,128,350,083   $1,010,961,380     $   873,058,665
Gross margin .........     139,356,182       152,045,575      141,508,686         126,539,002
Net earnings .........      65,137,513        72,226,010       65,125,913          61,219,160
Net earnings
  per share ..........             .74               .82              .74                  .70

           INDEPENDENT
           ACCOUNTANTS
           REPORT

           PRICEWATERHOUSECOOPERS LLP

           February 9, 2000

           Stockholders and
           Board of Directors
           Nucor Corporation

              In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Nucor Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Nucor's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICEWATERHOUSECOOPERS LLP
------------------------------
   Charlotte, North Carolina

Board of Directors
and Executive Management


Board of Directors

H. David Aycock
Chairman, President
and Chief Executive Officer
Nucor Corporation

Peter C. Browning
President and
Chief Executive Officer
Sonoco Products Company

Harvey B. Gantt
Partner, Gantt Huberman Architects

Victoria F. Haynes
President
Research Triangle Institute

James D. Hlavacek
Managing Director
Market Driven Management

Samuel Siegel
Vice Chairman and
Former Chief Financial Officer
Nucor Corporation


Executive Management

Executive Offices

H. David Aycock
Chairman, President
and Chief Executive Officer

Terry S. Lisenby
Chief Financial Officer, Treasurer
and Executive Vice President

Daniel R. DiMicco
Executive Vice President

Hamilton Lott, Jr.
Executive Vice President

D. Michael Parrish
Executive Vice President

Joseph A. Rutkowski
Executive Vice President

James M. Coblin
Vice President
Human Resources

LeRoy C. Prichard
Vice President
Steel and Metallics Development

Operations

James R. Beard
Vice President, General Manager
Vulcraft Division
Brigham City, Utah

A. Jay Bowcutt
Vice President, General Manager
Nucor Steel Division
Plymouth, Utah

James E. Campbell
Vice President, General Manager
Vulcraft Division
Fort Payne, Alabama

David L. Chase
General Manager
Nucor Steel Division
Hickman, Arkansas

James R. Darsey
Vice President, General Manager
Nucor Steel Division
Jewett, Texas

Giffin F. Daughtridge
General Manager
Nucor Steel Division
Hertford County, North Carolina

Jerry V. DeMars
Vice President, General Manager
Nucor Fastener Division
St. Joe, Indiana

John J. Ferriola
Vice President, General Manager
Nucor Steel Division
Crawfordsville, Indiana

Robert M. Haisten
General Manager
Nucor Building Systems Division
Swansea, South Carolina

Ladd R. Hall
Vice President, General Manager
Nucor Steel Division
Berkeley County, South Carolina

Gus S. Hiller
General Manager
Nucor Steel Division
Norfolk, Nebraska

Donald N. Holloway
Vice President, General Manager
Vulcraft Division
Norfolk, Nebraska

Henry A. Jackson
General Manager
Nucor Steel Division
Darlington, South Carolina

Douglas J. Jellison
General Manager
Nucor Bearing Products Division
Wilson, North Carolina

James R. Landrum
General Manager
Vulcraft Division
Grapeland, Texas

Harry R. Lowe
Vice President, General Manager
Nucor Building Systems Division
Waterloo, Indiana

Ray Napolitan, Jr.
General Manager
Nucor Building Systems Division
Terrell, Texas

James W. Ronner
Vice President, General Manager
Vulcraft Division
St. Joe, Indiana

R. Joseph Stratman
Vice President, General Manager
Nucor-Yamato Steel Company
Blytheville, Arkansas

Lynn E. Strock
General Manager
Vulcraft Division
Florence, South Carolina


Corporate and Stock Data

Executive Offices

2100 Rexford Road
Charlotte, North Carolina 28211
Phone 704/366-7000
Fax 704/362-4208


Annual Meeting

Place --
Chase Manhattan Bank
270 Park Avenue
    (between 47th and
    48th Streets)
Room C on 11th Floor
New York City
Time/Date--
1:30 P.M., Thursday,
May 11, 2000

Stock Transfers
Dividend Disbursing
Dividend Reinvestment

American Stock Transfer
     & Trust Company
40 Wall Street
New York, New York 10005
Phone 800/937-5449
Fax 718/236-2641


Stock Listing

New York Stock Exchange
Trading Symbol - NUE


Stock Price and Dividends Paid:


                            First     Second      Third     Fourth
                          Quarter    Quarter    Quarter    Quarter
         1999
Stock Price:
         High              $50.25     $61.81     $53.00     $57.44
         Low                41.63      44.56      44.25      40.00
Dividends Paid                .12        .13        .13        .13

         1998
Stock Price:
         High              $57.38     $60.63     $46.50     $48.38
         Low                44.06      44.75      35.25      37.50
Dividends Paid                .10        .12        .12       .12



10-K and 11-Year Data

Copies of (1) Form 10-K for 1999 filed with the Securities and Exchange Commission, and (2) various financial and statistical data for the years 1989 to 1999, are available on request.


Internet Data

Various data is available at www.nucor.com


                                                                              19