Form 10-K, Exhibit 13
period 2000-12-31
NUCOR CORP
filed 2001-03-28
CIK 73309

At A Glance
   8
[GRAPHIC]


BAR MILL GROUP                         BEAM MILL                              COLD FINISH GROUP
Products: Steel bars, angles and       Products: Wide flange steel            Products: Cold finished steel
other products for automotive, farm    beams, pilings, heavy                  bars for shafting and
machinery, metal buildings,            structural steel products for          precision machined parts.
furniture, recreational equipment      fabricators, manufacturers and
and other categories.                  steel service centers.                 Norfolk, Nebraska
                                                                              Darlington, South Carolina
Darlington, South Carolina             Mt. Pleasant, South Carolina           Brigham City, Utah
Norfolk, Nebraska
Jewett, Texas                          PLATE MILL                             BUILDING SYSTEMS GROUP
Plymouth, Utah                         Products: Steel plate for              Products: Metal buildings and
                                       manufacturers of rail cars,            metal building components for
SHEET MILL GROUP                       ships and barges, refinery             commercial, industrial and
Products: Flat-rolled steel for        tanks and others.                      institutional building markets.
appliances, pipes and tubes,
construction and other industries.     Winton, North Carolina                 Waterloo, Indiana
                                                                              Swansea, South Carolina
Crawfordsville, Indiana                VULCRAFT GROUP                         Terrell, Texas
Hickman, Arkansas                      Products: Steel joists,
Mt. Pleasant, South Carolina           joist girders and steel                FASTENER DIVISION
                                       deck for buildings.                    Products: Steel hexhead cap
NUCOR-YAMATO                                                                  screws, structural bolts and hex
STEEL COMPANY                          Florence, South Carolina               bolts for automotive, machine
Products: Super-wide flange            Norfolk, Nebraska                      tool, farm implements, construction
steel beams, pilings, heavy            Fort Payne, Alabama                    and military applications.
structural steel products for          Grapeland, Texas
fabricators, manufacturers and         St. Joe, Indiana                       St. Joe, Indiana
steel service centers.                 Brigham City, Utah
                                       Chemung, New York                      CORPORATE OFFICE
Blytheville, Arkansas                    (Vulcraft of New York, Inc.)         Charlotte, North Carolina


                                                               OPERATIONS REVIEW
                                                                               9
--------------------------------------------------------------------------------

BAR MILL GROUP, SHEET MILL GROUP, STRUCTURAL MILLS AND PLATE MILL The manufacture of steel is a major area of operations for Nucor. Nucor operates scrap-based steel mills in ten locations. These mills utilize modern steelmaking techniques and produce steel at a cost competitive with steel manufactured anywhere in the world.

--------------------------------------------------------------------------------

BAR MILL GROUP
The Bar Mill Group has four mills located in South Carolina, Nebraska, Texas and Utah that produce bars, angles and light structural carbon and alloy steels. These bar products have wide usage including automotive, farm equipment, metal buildings, furniture and recreational equipment. In constructing Nucor steel mills, capital cost per ton of capacity has been lower than the capital cost generally required for other steel mills. The first facility of the Nucor Bar Mill Group was constructed in 1969 and has been extensively modernized. The next three bar mills were constructed between 1973 and 1981. The total capital cost of all four bar mills averaged about $170 per ton of current annual capacity. Total capacity of the four bar mills exceeds 3,000,000 tons per year.

SHEET MILL GROUP
The Sheet Mill Group produces flat-rolled steel for appliances, pipes and tubes, construction and other industries. The three sheet mills are located in Indiana, Arkansas and South Carolina. The Nucor sheet mills were constructed between 1989 and 1996. The total cost of these sheet mills averaged about $305 per ton of current annual capacity. The sheet mills utilize thin slab casters to produce hot rolled sheet which can be further processed through cold rolling and galvanizing. Nucor's sheet mills have a lower capital cost than integrated steel mills producing these products. Total capacity of the sheet mills is about 5,900,000 tons per year.

STRUCTURAL MILLS
The Structural Mills produce wide flange steel beams, pilings and heavy structural steel products for construction companies. In 1988, Nucor and Yamato Kogyo, one of Japan's major producers of wide-flange beams, completed construction of a beam mill located near Blytheville, Arkansas. Nucor owns a 51% interest in Nucor-Yamato Steel Company. During 1999, Nucor started operations at its 500,000 tons-per-year steel beam mill in South Carolina. Both mills use a special continuous casting method that produces a beam blank closer in shape to that of the finished beam than traditional methods. Current annual production capacity of the structural mills is about 2,900,000 tons. The total capital cost of the two structural mills averaged about $265 per ton of current capacity.

PLATE MILL
Nucor's Plate Mill is located in North Carolina and produces steel plate for manufacturers of rail cars, ships, barges, refinery tanks and others. During 2000, Nucor substantially completed construction of the 1,000,000 tons-per-year steel plate mill. Casting and rolling began in October 2000. The start-up has been extremely successful and the mill is producing high quality plate.

OPERATIONS REVIEW
10

OPERATIONS Nucor's steel mills are among the most modern and efficient mills in the United States. Steel scrap is melted in electric arc furnaces and poured into continuous casting systems. Highly sophisticated rolling mills convert the billets and slabs into angles, rounds, channels, flats, sheet, beams, plate and other products.

Production in 2000 was a record 11,271,000 tons, a 9% increase from 10,376,000 tons in 1999. Annual production capacity has grown from 120,000 tons in 1970 to a present total of about 13,000,000 tons.

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

Steel mills are large consumers of electricity and gas. However, because of the high efficiency of Nucor steel mills, these energy costs were less than 10% of the sales dollar in 2000.

Scrap and scrap substitutes are the most significant element in the total cost of steel. Their average cost increased to about $120 per gross ton used in 2000 from $111 per gross ton used in 1999.

MARKETS AND MARKETING About 87% of the ten steel mills' production in 2000 was sold to outside customers and the balance was used internally by the Vulcraft Group, Cold Finish Group, Building Systems Group and Fastener Division. Steel sales to outside customers in 2000 were a record 9,779,000 tons, 12% higher than the 8,734,000 tons in 1999.

The Bar Mill and Sheet Mill Groups' customers are primarily manufacturers and steel service centers. The Structural and Plate Mills' customers are primarily fabricators, manufacturers and steel service centers.

Nucor uses a simple, highly competitive pricing system that is less complicated than the pricing structure traditional in the steel industry. For the bar and structural mills, all customers in a region are charged the same published price. This allows customers to maintain the lowest practical inventory. Because of the specialized requirements of many customers of the sheet mills, pricing can vary due to the additional costs of accommodating these requirements.

NEWER FACILITIES AND EXPANSIONS In 1998, Nucor substantially completed construction and started operations of a major addition to Nucor's Hickman, Arkansas steel sheet mill. This addition includes an 800,000 tons-per-year cold rolling facility; a 500,000 tons-per-year galvanizing facility; and associated pickling, oiling, and annealing facilities.

During 1999, Nucor completed construction and started operations of the 500,000 tons-per-year steel beam mill in South Carolina.

During 2000, Nucor started operations of the second caster addition at the steel sheet mill in South Carolina. This addition cost more than $40,000,000 and increased this mill's hot-band capacity from 1,500,000 tons to 2,300,000 tons per year. Also during 2000, construction began on a second cold rolling facility at the South Carolina sheet mill, which will increase this mill's cold rolled steel capacity from 750,000 tons to 1,500,000 tons per year, at a cost of about $40,000,000. Start-up should begin in the second quarter of 2001.

The steel plate mill in North Carolina started casting and rolling in October 2000. This facility, which has an annual capacity of 1,000,000 tons, cost about $450,000,000.

                                                               OPERATIONS REVIEW
                                                                              11
[BAR CHARTS APPEAR HERE]


OUTLOOK FOR THE FUTURE The manufacture of steel will continue to be a key factor in Nucor's future performance. Total steel production is anticipated to increase significantly over the next several years from the 11,271,000 tons produced in 2000. Nucor anticipates additional expansions at our existing steel mills, which could increase annual capacity to more than 13,000,000 tons per year. Nucor also expects to obtain additional capacity through greenfield construction and acquisitions. Although difficult business conditions that began in the second half of 2000 are expected to continue through the first half of 2001, Nucor expects to continue to generate above-average earnings from its steelmaking operations in the future.

OPERATIONS REVIEW
12

The VULCRAFT GROUP is the nation's largest producer of open-web steel joists, joist girders and steel deck, which are used for building construction. This is a major area of operations for Nucor.

OPERATIONS Steel joists and joist girders are produced and marketed nationally through six Vulcraft facilities located in South Carolina, Nebraska, Alabama, Texas, Indiana and Utah. Current annual production capacity is more than 650,000 tons. In 2000, Vulcraft produced 613,000 tons of steel joists and joist girders, a decrease from the record 616,000 tons produced in 1999.

Materials, primarily steel, were about 40% of the joist sales dollar in 2000. The Vulcraft Group obtained almost 90% of its steel requirements from the Nucor Bar Mill Group. For 2000, freight costs for joists and joist girders were less than 10% of the sales dollar. Vulcraft maintains an extensive fleet of trucks to ensure and control on-time delivery.

The Vulcraft facilities in South Carolina, Nebraska, Alabama, Texas and Indiana produce steel deck. Current deck annual production capacity is about 380,000 tons. Vulcraft steel deck sales decreased 6% from 375,000 tons in 1999 to 353,000 tons in 2000. Coiled sheet steel was about 65% of the steel deck sales dollar in 2000.

Almost all of the production employees of Vulcraft work with a group incentive system, which provides increased compensation each week for increased performance.

During 2000, Nucor began construction on a Vulcraft facility in Chemung, New York (Vulcraft of New York, Inc.) This facility will produce steel joists, joist girders and steel deck and should cost about $50,000,000. Start-up is anticipated in the third quarter of 2001.

MARKETS Steel joists, joist girders and steel decking are used extensively as part of the roof and floor support systems in manufacturing buildings, retail stores, shopping centers, warehouses, schools, churches, hospitals and, to a lesser extent, in multi-story buildings and apartments. Building support systems using joists, joist girders and steel deck are frequently more economical than other systems.

Steel joists and joist girder sales are obtained by competitive bidding. Vulcraft quotes on an estimated 80% to 90% of the domestic buildings using steel joists, joist girders and steel deck as part of the support systems. In 2000, Vulcraft supplied more than an estimated 40% of total domestic sales of steel joists. Steel deck is specified in the majority of buildings using steel joists and joist girders. In 2000, Vulcraft supplied more than 30% of total domestic sales of steel deck.

Sales of steel joists, joist girders and steel deck are dependent on the non-residential building construction market.

                                                               OPERATIONS REVIEW
                                                                              13
[BAR CHART APPEARS HERE]

OUTLOOK FOR THE FUTURE The increased level of construction in recent years has favorably impacted the volume of non-residential buildings supplied by the Vulcraft Group. Prevailing economic projections call for a slow-down of building construction in 2001, which will affect the sales of steel joists, joist girders and steel deck and the earnings of Vulcraft.

OPERATIONS REVIEW
14

--------------------------------------------------------------------------------

COLD FINISH GROUP, BUILDING SYSTEMS GROUP AND FASTENER DIVISION Nucor manufactures a variety of products using steel from Nucor mills.

--------------------------------------------------------------------------------

COLD FINISH GROUP
The Cold Finish Group has facilities in Nebraska, South Carolina and Utah. These facilities produce cold drawn and turned, ground and polished steel bars that are used extensively for shafting and machined precision parts. The Cold Finish Group produces rounds, hexagons, flats and squares in carbon and alloy steels.

The total capacity of all three facilities is about 350,000 tons per year. All three facilities are among the most modern in the world and use in-line electronic testing to ensure outstanding quality. Nucor Cold Finish obtains most of its steel from members of the Nucor Steel Mill Group. This factor, along with the efficient facilities, results in highly competitive pricing.

In 2000, sales of cold finished steel products were 250,000 tons, an increase of 3% from 1999's 243,000 tons. The total cold finish market is estimated to be more than 1,800,000 tons. The Cold Finish Group anticipates opportunities for significant increases in sales and earnings during the next several years.

BUILDING SYSTEMS GROUP
The Building Systems Group produces pre-engineered metal building systems and components in Indiana, South Carolina and Texas. With the start-up of the building systems facility in Terrell, Texas during 2000, the annual capacity is now more than 145,000 tons. The size of the buildings that can be produced ranges from less than 500 square feet to more than 1,000,000 square feet. The buildings are sold through a builder distribution network in order to provide fast-track, customized solutions for building owners.

Building systems sales in 2000 were about 79,000 tons, an increase of 19% from 1999's 66,000 tons. The primary markets are commercial, industrial and institutional buildings. The Building Systems Group obtains a significant portion of its steel requirements from the Nucor Bar and Sheet Mill Groups.

FASTENER DIVISION
Nucor Fastener's state-of-the-art steel bolt-making facility in Indiana produces standard steel hexhead cap screws hex bolts, socket head cap screws and structural bolts. Fasteners are used in a broad range of markets, including automotive, machine tools, farm implements, construction and military applications.

Annual capacity is more than 75,000 tons, which is less than an estimated 20% of the total market for these products. The modern facility allows Nucor Fastener to maintain highly competitive pricing in a market currently dominated by foreign suppliers. This operation is highly automated and has fewer employees than comparable facilities. The Fastener Division obtains much of its steel from the Nucor Bar Mill Group.

[BAR CHART APPEARS HERE]

                                             ANALYSIS OF OPERATIONS AND FINANCES
                                                                              15

OPERATIONS Nucor's business is the manufacture of steel products. During the last five years, the sales of Nucor have increased 32% from $3,462,000,000 in 1995 to $4,586,000,000 in 2000. All of this growth has been internally generated.

Net sales increased by 14% from 1999 to 2000, with more than 55% of the increase due to increased volume, with additional benefit derived from increased sales prices. 2000 was a record year for sales, primarily due to the performance in the first half of the year. In the second half of 2000, demand decreased and import levels increased significantly. The decrease in 1999 and 1998 sales resulted from decreased sales prices. During 1998, 1999 and 2000, imports of steel increased significantly, much of it at dumping prices. The effects of these imports decreased during the latter part of 1999, but increased during 2000.

The major component of cost of products sold is raw material costs. The average price of raw materials increased by less than 10% in 2000, decreased by 20% in 1999, and was substantially unchanged in 1998. The average scrap and scrap substitute cost per ton used was $120 in 2000, $111 in 1999 and $142 in 1998. By the end of the fourth quarter of 2000, the average scrap cost per ton used had decreased to $109.

The major components of marketing, administrative and other expenses are freight and profit sharing costs. Unit freight costs increased less than 5% in 2000, were substantially unchanged in 1999 and increased slightly in 1998. Profit sharing costs increased by 46% in 2000, decreased by 17% in 1999 and decreased by 15% in 1998. Profit sharing costs are based upon and fluctuate with pre-tax earnings. In 2000, profit sharing costs included over $6,200,000 for an extraordinary bonus paid to employees for the achievement of record earnings during the year. Every employee except for senior officers received $800.

Interest income, net of interest expense, decreased in 2000 as a result of increased long-term debt and decreased average short-term investments. The increases in 1999 and 1998 resulted from increased average short-term investments.

Federal income taxes were at a rate of 35% for 2000, 35.5% for 1999 and 36.5% for 1998.

The increase in 2000 earnings resulted primarily from increased margins and increased volume. The decrease in 1999 earnings resulted primarily from decreased sales prices. The decrease in 1998 earnings resulted primarily from decreased margins and increased pre-operating and start-up costs of new facilities.

Earnings were 14% of average equity in 2000, compared with 11% in 1999 and 13% in 1998

LIQUIDITY AND CAPITAL RESOURCES In 2000, working capital decreased 18% from $1,007,500,000 to $823,400,000, due primarily to decreased cash and short-term investments resulting from the acquisition of treasury stock. The current ratio was 2.5 in 2000, 2.9 in 1999 and 2.3 in 1998.

In 2000, inventories decreased slightly due to the decline in raw material costs at the end of the year. The increase in 1999 and 1998 inventories was due primarily to an increase in quantities of work-in-process and finished goods.

Capital expenditures are primarily for new facilities and expansion of existing facilities. These expenditures were $415,400,000 in 2000, $374,700,000 in 1999 and $502,900,000 in 1998. Capital expenditures are currently projected to be less than $300,000,000 in 2001. Funds provided from operations, existing credit facilities and new borrowings are expected to be adequate to meet future capital expenditure and working capital requirements.

Net long-term debt borrowings were $70,000,000 in 2000, $175,000,000 in 1999 and $47,250,000 in 1998. Unused long-term credit facilities totaled $248,000,000 at the end of 2000. The percentage of long-term debt to total capital (long-term debt plus minority interests plus stockholders' equity) was 16% in 2000, 13% in 1999 and 8% in 1998. Nucor's objective is to maintain a strong balance sheet. Nucor has the financial ability to borrow significant additional funds and still maintain reasonable leverage.

During 2000, Nucor negotiated a comprehensive agreement with the United States Environmental Protection Agency. The cost of complying with the terms of this decree will not impact liquidity.

Nucor's directors have approved the purchase of up to 15,000,000 shares of Nucor common stock. During 1998, 1999 and 2000, Nucor repurchased approximately 10,800,000 shares at a cost of approximately $445,000,000.

SIX-YEAR FINANCIAL REVIEW
18

------------------------------------------------------------------------------------------------------------------
                                           2000                1999                1998                1997
------------------------------------------------------------------------------------------------------------------
For the year
Net sales                           $ 4,586,145,981    $  4,009,346,082    $  4,151,232,283     $ 4,184,497,854
Costs and expenses:
    Cost of products sold             3,925,478,540       3,480,478,687       3,591,782,838       3,578,941,039
    Marketing, administrative
       and other expenses               183,175,557         154,773,600         147,973,101         145,409,693
    Interest expense (income)              (816,104)         (5,095,299)         (3,832,252)            (35,318)
                                    ---------------  ------------------   -----------------     ---------------
                                      4,107,837,993       3,630,156,988       3,735,923,687       3,724,315,414

Earnings before
    federal income taxes                478,307,988         379,189,094         415,308,596         460,182,440
Federal income taxes                    167,400,000         134,600,000         151,600,000         165,700,000
                                    ---------------  ------------------   -----------------     ---------------
Net earnings                            310,907,988         244,589,094         263,708,596         294,482,440
Net earnings per share                         3.80                2.80                3.00                3.35
Dividends declared per share                    .60                 .52                 .48                 .40
Percentage of earnings to sales                 6.8%                6.1%                6.4%                7.0%
Return on average equity                       14.2%               11.3%               13.4%               16.9%
Capital expenditures                    415,404,602         374,717,759         502,910,263         306,749,422
Depreciation                            259,365,173         256,637,460         253,118,608         218,764,101
Sales per employee                          597,193             547,762             591,596             622,554
------------------------------------------------------------------------------------------------------------------
At Year End
Current assets                      $ 1,381,446,907    $  1,538,508,511     $ 1,129,467,383    $  1,125,508,464
Current liabilities                     558,068,452         531,030,898         486,897,157         524,453,610
                                    ---------------  ------------------   -----------------     ---------------
Working capital                         823,378,455       1,007,477,613         642,570,226         601,054,854
    Current ratio                               2.5                 2.9                 2.3                 2.1
Property, plant and equipment         2,340,340,812       2,191,339,477       2,097,078,473       1,858,874,894
Total assets                          3,721,787,719       3,729,847,988       3,226,545,856       2,984,383,358
Long-term debt                          460,450,000         390,450,000         215,450,000         167,950,000
    Percentage of debt to capital              15.9%               13.3%                8.4%                7.2%
Stockholders' equity                  2,130,951,640       2,262,247,906       2,072,551,781       1,876,425,866
    Per share                                 27.47               25.96               23.73               21.32
Shares outstanding                       77,582,948          87,133,737          87,352,906          87,996,583
Stockholders                                 51,000              55,000              62,000              50,000
Employees                                     7,900               7,500               7,200               6,900
------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------
                                           1996               1995
-----------------------------------------------------------------------
For the year
Net sales                           $ 3,647,030,387     $ 3,462,045,648
Costs and expenses:
    Cost of products sold             3,139,157,919       2,900,168,171
    Marketing, administrative
       and other expenses               120,387,357         130,677,162
    Interest expense (income)              (283,837)         (1,134,190)
                                    ---------------    ----------------
                                      3,259,261,439       3,029,711,143

Earnings before
    federal income taxes                387,768,948         432,334,505
Federal income taxes                    139,600,000         157,800,000
                                    ---------------    ----------------
Net earnings                            248,168,948         274,534,505
Net earnings per share                         2.83                3.14
Dividends declared per share                    .32                 .28
Percentage of earnings to sales                 6.8%                7.9%
Return on average equity                       16.6%               21.9%
Capital expenditures                    537,438,406         263,421,786
Depreciation                            182,232,851         173,887,657
Sales per employee                          572,038             570,353
-----------------------------------------------------------------------
At Year End
Current assets                      $   828,380,585     $   830,741,318
Current liabilities                     465,652,755         447,136,311
                                    ---------------    ----------------
Working capital                         362,727,830         383,605,007
    Current ratio                               1.8                 1.9
Property, plant and equipment         1,791,152,821       1,465,400,015
Total assets                          2,619,533,406       2,296,141,333
Long-term debt                          152,600,000         106,850,000
    Percentage of debt to capital               7.5%                6.2%
Stockholders' equity                  1,609,290,193       1,382,112,159
    Per share                                 18.33               15.78
Shares outstanding                       87,795,947          87,598,517
Stockholders                                 39,000              39,000
Employees                                     6,600               6,200
-----------------------------------------------------------------------


                     CONSOLIDATED STATEMENTS OF EARNINGS AND STOCKHOLDERS EQUITY
                                                                              19




Consolidated Statements of Earnings
------------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31,                                                                2000             1999              1998
------------------------------------------------------------------------------------------------------------------------------------

Net sales                                                                        $  4,586,145,981  $4,009,346,082    $4,151,232,283
                                                                                 ----------------  --------------    --------------
Costs and expenses:
   Cost of products sold                                                            3,925,478,540   3,480,478,687     3,591,782,838
   Marketing, administrative and other expenses                                       183,175,557     154,773,600       147,973,101
   Interest expense (income) (Note 9)                                                    (816,104)     (5,095,299)       (3,832,252)
                                                                                 ----------------  --------------    --------------
                                                                                    4,107,837,993   3,630,156,988     3,735,923,687
                                                                                 ----------------  --------------    --------------
Earnings before federal income taxes                                                  478,307,988     379,189,094       415,308,596
   Federal income taxes (Note 10)                                                     167,400,000     134,600,000       151,600,000
                                                                                 ----------------  --------------    --------------
Net earnings                                                                     $    310,907,988   $ 244,589,094     $ 263,708,596
                                                                                 ================  ==============    ==============
   Net earnings per share (Note 6)                                               $           3.80   $        2.80     $        3.00
                                                                                 ================  ==============    ==============
------------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
----------------------------------------------------------------------------------------------------------------------
                                                                    Additional                      Treasury Stock
                                             Common Stock            Paid-in        Retained          (at cost)
                                         Shares        Amount        Capital        Earnings      Shares      Amount
----------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1997          89,987,108   $35,994,843    $62,041,288  $1,795,276,453   1,990,525   $16,886,718
----------------------------------------------------------------------------------------------------------------------
Net earnings in 1998                                                             263,708,596
Employee stock options                   64,677        25,871      2,943,785
Employee stock compensation
  and service awards                                               2,267,863                     (81,346)   (1,324,800)
Treasury Stock acquired                                                                          789,700    32,016,119
Cash dividends ($.48 per share)                                                  (42,128,881)
----------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1998          90,051,785    36,020,714     67,252,936   2,016,856,168   2,698,879    47,578,037
----------------------------------------------------------------------------------------------------------------------
Net earnings in 1999                                                             244,589,094
Employee stock options                   50,733        20,293      2,347,053
Employee stock compensation
  and service awards                                               1,785,220                     (53,396)   (1,070,449)
Treasury stock acquired                                             (478,642)                    323,298    14,283,103
Cash dividends ($.52 per share)                                                  (45,354,239)
----------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1999          90,102,518    36,041,007     70,906,567   2,216,091,023   2,968,781    60,790,691
----------------------------------------------------------------------------------------------------------------------
Net earnings in 2000                                                             310,907,988
Employee stock options                    9,620         3,848        409,508
Employee stock compensation
  and service awards                                                 401,879                    (108,647)   (3,921,444)
Treasury stock acquired                                             (223,284)                  9,669,056   398,504,348
Cash dividends ($.60 per share)                                                  (48,213,301)
----------------------------------------------------------------------------------------------------------------------
Balances, December 31, 2000          90,112,138   $36,044,855    $71,494,670  $2,478,785,710  12,529,190  $455,373,595
----------------------------------------------------------------------------------------------------------------------

Consolidated Balance Sheets
20



                                       December 31,           2000               1999
---------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and short-term investments                     $  490,576,279     $  572,185,451
  Accounts receivable (Note 2)                           350,184,329        393,763,651
  Inventories (Note 3)                                   461,151,913        464,983,651
  Other current assets (Note 10)                          79,534,386        107,575,758
                                                      --------------     --------------
    Total current assets                               1,381,446,907      1,538,508,511
Property, plant and equipment (Note 4)                 2,340,340,812      2,191,339,477
                                                      --------------     --------------
                                                      $3,721,787,719     $3,729,847,988
                                                      ==============     ==============

Liabilities and stockholders' equity
Current liabilities:
  Accounts payable                                    $  203,334,079     $  255,229,202
  Federal income taxes                                            -           2,455,851
  Salaries, wages and related accruals                   134,953,274        116,749,067
  Accrued expenses and other current liabilities         219,781,099        156,596,778
                                                      --------------     --------------
    Total current liabilities                            558,068,452        531,030,898
                                                      --------------     --------------
Long-term debt due after one year (Note 5)               460,450,000        390,450,000
                                                      --------------     --------------
Deferred credits and other liabilities (Note 10)         260,054,154        265,247,949
                                                      --------------     --------------
Minority interests                                       312,263,473        280,871,235
                                                      --------------     --------------
Stockholders' equity (Note 6):
  Common stock                                            36,044,855         36,041,007
  Additional paid-in capital                              71,494,670         70,906,567
  Retained earnings                                    2,478,785,710      2,216,091,023
                                                      --------------     --------------
                                                       2,586,325,235      2,323,038,597
  Treasury stock                                        (455,373,595)       (60,790,691)
                                                      --------------     --------------
                                                       2,130,951,640      2,262,247,906
                                                      --------------     --------------
                                                      $3,721,787,719     $3,729,847,988
                                                      ==============     ==============

See notes to consolidated financial statements.

                                           Consolidated Statements of Cash Flows
                                                                              21


                        Year Ended December 31,                  2000                1999               1998
-----------------------------------------------------------------------------------------------------------------
Operating activities:
  Net earnings                                              $ 310,907,988       $ 244,589,094       $ 263,708,596
  Adjustments:
    Depreciation                                              259,365,173         256,637,460         253,118,608
    Deferred federal income taxes                              19,400,000          10,600,000          (1,000,000)
    Minority interests                                        151,275,438          85,651,646         102,469,931
    Changes in:
      Accounts receivable                                      43,579,322         (94,518,857)         87,107,818
      Inventories                                               3,831,738         (29,098,813)        (38,836,459)
      Accounts payable                                        (51,895,123)         56,899,431         (61,938,344)
      Federal income taxes                                     (4,359,890)        (23,634,420)         16,101,428
      Other                                                    86,650,021          97,708,808          21,167,751
                                                               ----------          ----------          ----------

  Cash provided by operating activities                       820,754,667         604,834,349         641,899,329
-----------------------------------------------------------------------------------------------------------------
Investing activities:
  Capital expenditures                                       (415,404,602)       (374,717,759)       (502,910,263)
  Disposition of plant and equipment                            5,128,217             442,250           2,924,833
                                                               ----------          ----------          ----------
  Cash used in investing activities                          (410,276,385)       (374,275,509)       (499,985,430)
-----------------------------------------------------------------------------------------------------------------
Financing activities:
  Increase in long-term debt                                   70,000,000         175,000,000          47,250,000
  Issuance of common stock                                      4,736,679           5,223,015           6,562,319
  Distributions to minority interests                        (119,883,200)        (87,176,880)        (96,265,895)
  Cash dividends                                              (48,213,301)        (45,354,239)        (42,128,881)
  Acquisition of treasury stock                              (398,727,632)        (14,761,745)        (32,016,119)
                                                               ----------          ----------          ----------
  Cash provided by (used in) financing activities            (492,087,454)         32,930,151        (116,598,576)
-----------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and short-term investments        (81,609,172)        263,488,991          25,315,323
Cash and short-term investments - beginning of year           572,185,451         308,696,460         283,381,137
                                                               ----------          ----------          ----------
Cash and short-term investments - end of year               $ 490,576,279       $ 572,185,451       $ 308,696,460
                                                            =============       =============       =============
-----------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
22

Years Ended December 31, 2000, 1999, and 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: Nucor is a manufacturer of steel products, and reports in one segment.

The consolidated financial statements include Nucor and all of its subsidiaries. The minority interests in operations of less than 100%-owned subsidiaries are included in cost of products sold. All significant intercompany transactions are eliminated. Investments in joint ventures with ownership of less than 50% are accounted for under the equity method.

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

2. ACCOUNTS RECEIVABLE: Accounts receivable are stated net of the allowance for doubtful accounts of $27,573,485 in 2000 ($21,093,233 in 1999 and $16,275,198 in
1998).

3. INVENTORIES: Inventories consist of approximately 45% raw materials and supplies, and 55% finished and semi-finished products in 2000 (50% and 50% in 1999). Inventories valued using the last-in, first-out (LIFO) method of accounting represent approximately 85% of total inventories in 2000 and 1999. If the first-in, first-out (FIFO) method of accounting had been used, inventories would have been $19,358,398 higher in 2000 ($28,590,595 higher in 1999). Use of the lower of cost or market reduced inventories by $2,498,447 in 2000 ($319,625 in 1999).

4. PROPERTY, PLANT AND EQUIPMENT: The average annual depreciation rate was 7.2% in 2000 (7.7% in 1999 and 8.3% in 1998).

                      December 31,         2000            1999
-------------------------------------------------------------------
Land and improvements                $   94,537,956  $   69,626,548
Buildings and improvements              357,440,801     313,624,168
Machinery and equipment               3,482,931,960   3,003,385,098
Construction in process
   and equipment deposits                89,925,106     293,286,692
                                     --------------  --------------
                                      4,024,835,823   3,679,922,506
Less accumulated depreciation         1,684,495,011   1,488,583,029
-------------------------------------------------------------------
                                     $2,340,340,812  $2,191,339,477
                                     ==============  ==============

5. LONG-TERM DEBT AND FINANCING ARRANGEMENTS: SEVEN BANKS ARE COMMITTED TO LEND NUCOR A TOTAL OF $248,000,000 (NOTHING HAS BEEN BORROWED), WITH BORROWINGS, IF ANY, REPAYABLE IN 2003 ($10,000,000), 2004 ($20,000,000), 2005 ($20,000,000) AND
2006 ($198,000,000). THESE COMMITMENTS CANNOT BE WITHDRAWN UNLESS THERE IS NON-COMPLIANCE UNDER THE LOAN AGREEMENTS.

Annual aggregate long-term debt maturities are: none in 2002; $300,000 in 2003; $300,000 in 2004; and $300,000 in 2005.

The fair value of Nucor's long-term debt approximates the carrying value.

                         December 31,       2000           1999
-------------------------------------------------------------------
Industrial revenue bonds,
   4.5% to 8%,
   due from 2003 to 2033                $285,450,000   $215,450,000
Notes payable, 6%, due 2009              175,000,000    175,000,000
-------------------------------------------------------------------
                                        $460,450,000   $390,450,000
                                        ============  =============

                                      Notes to Consolidated Financial Statements
                                                                              23

6. CAPITAL STOCK: The par value of Nucor's common stock is $.40 Per share and there are 200,000,000 shares authorized.

Nucor's Key Employees' Incentive Stock Option Plans provide that common stock options may be granted to key employees and officers at 100% of the market value on the date of the grant. During 2000, options were granted for 482,431 shares (209,459 in 1999 and 203,812 in 1998); and options for 167,498 shares (111,407 in 1999 and 99,182 in 1998) expired or were canceled. At December 31, 2000, options for 990,630 shares (685,317 in 1999 and 637,998 in 1998) were outstanding at an aggregate exercise price of $44,185,270 ($33,137,733 in 1999 and $32,345,526 in 1998); options for 710,386 shares (583,619 in 1999 and
525,203 in 1998) were exercisable; and 2,180,737 shares (2,607,413 in 1999 and
2,805,106 in 1998) were reserved for future grants.

250,000 shares of preferred stock, par value of $4.00 per share, are authorized, with preferences, rights and restrictions as may be fixed by Nucor's Board of Directors. No shares of preferred stock have been issued since their authorization in 1964.

Nucor's basic earnings per share of common stock are based on 81,762,429 average shares outstanding in 2000 (87,247,160 in 1999 and 87,861,501 in 1998). If all
employee stock options were exercised, diluted earnings per share would not be materially different than basic earnings per share. The pro-forma income effect of fair value accounting for stock opions is immaterial for all periods presented.

7. CONTINGENCIES: Nucor is subject to environmental laws and regulations established by federal, state and local authorities; and makes provision for the estimated costs related to compliance. Of the total $130,147,000 of accrued environmental costs at December 31, 2000 ($99,215,000 in 1999 and $74,390,000 in 1998), $63,097,000 was classified in accrued expenses and other current liabilities ($21,681,000 in 1999 and $19,573,000 in 1998) and $67,050,000 was
classified in deferred credits and other liabilities ($77,534,000 in 1999 and $54,817,000 in 1998). In December 2000, Nucor entered into a consent decree with the United States Environmental Protection Agency and certain states in order to resolve alleged environmental violations. Under terms of this decree, Nucor will conduct testing at some of its facilities, perform corrective action where necessary, and pilot certain pollution control technologies.

8. EMPLOYEE BENEFIT PLANS: Nucor has a Profit Sharing and Retirement Savings Plan for qualified employees. Nucor's expense for these benefits was $49,280,977 in 2000 ($39,195,491 in 1999 and $47,379,373 in 1998). Nucor also has a medical plan covering certain eligible early retirees. The unfounded obligation, included in deferred credits and other liabilities in the balance sheet, totaled $32,347,105 in 2000 ($29,395,000 in 1999). Expense associated with this plan was $3,038,714 in 2000 ($4,117,480 in 1999).

9. INTEREST EXPENSE (INCOME): Interest expense is stated net of interest income of $23,264,824 in 2000 ($25,610,881 in 1999 and $13,832,452 in 1998). Interest
paid was $21,625,267 in 2000 ($14,692,106 in 1999 and $9,362,617 in 1998).

10. FEDERAL INCOME TAXES:
                                    2000           1999            1998
--------------------------------------------------------------------------
Currently payable               $148,000,000   $124,000,000   $152,600,000
Deferred                          19,400,000     10,600,000     (1,000,000)
--------------------------------------------------------------------------
                                $167,400,000   $134,600,000   $151,600,000
                                ============   ============   ============

Current deferred federal income tax assets of approximately $75,000,000 in 2000 ($90,400,000 in 1999) relate primarily to differences between financial and tax reporting of inventories and accrued expenses. Non-current deferred federal income tax liabilities of approximately $105,000,000 in 2000 ($101,000,000 in 1999) relate primarily to differences between financial and tax reporting of depreciation. Federal income taxes paid were $152,400,000 in 2000 ($147,400,000 in 1999 and $158,700,000 in 1998).

Notes to Consolidated Financial Statements
24

11. QUARTERLY INFORMATION (UNAUDITED):

                              First              Second                Third             Fourth
2000      December 31,       Quarter             Quarter              Quarter            Quarter
---------------------------------------------------------------------------------------------------
Net sales                $1,199,634,778      $1,213,945,302      $1,163,088,140      $1,009,477,761
Gross margin                167,884,777         176,874,378         154,353,874         161,554,412
Net earnings                 81,489,845          81,803,693          67,794,472          79,819,978
Net earnings per share              .94                 .98                 .85                1.03
---------------------------------------------------------------------------------------------------

1999
Net sales                $  893,822,966      $  997,166,323      $1,026,687,893      $1,091,668,870
Gross margin                 74,916,287         112,796,954         150,359,993         190,794,161
Net earnings                 28,173,392          50,647,213          68,161,966          97,606,523
Net earnings per share              .32                 .58                 .78                1.12
---------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Independent Accountants Report
--------------------------------------------------------------------------------

PricewaterhouseCoopers LLP

February 1, 2001

Stockholders and
Board of Directors
Nucor Corporation


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Nucor Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of Nucor's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina

                                     BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT
                                                                              25

Board of Directors                      Jeffrey M. Kemp                        John J. Ferriola
                                        General Manager of Business            Vice President, General Manager
H. David Aycock                         Development and Strategic Management   Sheet Mill Group
Former Chairman, President and                                                 Crawfordsville, Indiana
Chief Executive Officer,                Norman L. Maero
Nucor Corporation                       General Manager of Construction        Ladd R. Hall
                                                                               Vice President, General Manager
Peter C. Browning                       K. Rex Query                           Sheet Mill Group, Beam Mill
Non-Executive Chairman,                 General Manager and                    Mt. Pleasant, South Carolina
Nucor Corporation                       Corporate Controller
                                                                               Donald N. Holloway
Daniel R. DiMicco                       Steven J. Rowlan                       Vice President, General Manager
President and                           General Manager of                     Vulcraft Group, Cold Finish Group
Chief Executive Officer,                Environmental Affairs                  Norfolk, Nebraska
Nucor Corporation
                                        A. Rae Eagle                           James R. Landrum
Harvey B. Gantt                         Corporate Secretary                    Vice President, General Manager
Partner, Gantt Huberman Architects                                             Vulcraft Group
                                        Operations                             Grapeland, Texas
Victoria F. Haynes
President,                              James R. Beard                         Harry R. Lowe
Research Triangle Institute             Vice President, General Manager        Vice President, General Manager
                                        Vulcraft Group, Cold Finish Group      Building Systems Group
James D. Hlavacek                       Brigham City, Utah                     Waterloo, Indiana
Managing Director,
Market Driven Management                A. Jay Bowcutt                         Raymond Napolitan, Jr.
                                        Vice President, General Manager        General Manager
Samuel Siegel                           Bar Mill Group                         Building Systems Group
Vice Chairman,                          Plymouth, Utah                         Terrell, Texas
Former Chief Financial Officer,
Nucor Corporation                       James E. Campbell                      Robert M. Proia
                                        Vice President, General Manager        General Manager
Executive Management                    Vulcraft Group                         Vulcraft of New York, Inc.
Executive Offices                       Fort Payne, Alabama                    Chemung, New York

Daniel R. DiMicco                       Jeff B. Carmean                        James W. Ronner
Director, President and                 General Manager                        Vice President, General Manager
Chief Executive Officer                 Building Systems Group                 Vulcraft Group
                                        Swansea, South Carolina                St. Joe, Indiana
Terry S. Lisenby
Chief Financial Officer, Treasurer      David L. Chase                         R. Joseph Stratman
and Executive Vice President            Vice President, General Manager        Vice President, General Manager
                                        Sheet Mill Group                       Nucor-Yamato Steel Company
Hamilton Lott, Jr.                      Hickman, Arkansas                      Blytheville, Arkansas
Executive Vice President
                                        James R. Darsey                        Lynn E. Strock
D. Michael Parrish                      Vice President, General Manager        Vice President, General Manager
Executive Vice President                Bar Mill Group                         Vulcraft Group
                                        Jewett, Texas                          Florence, South Carolina
Joseph A. Rutkowski
Executive Vice President                Giffin F. Daughtridge                  G. Wayne Studebaker
                                        General Manager                        General Manager
James M. Coblin                         Plate Mill                             Research and Development
Vice President, Human Resources         Winton, North Carolina                 Norfolk, Nebraska

Elizabeth W. Bowers                     Jerry V. DeMars
General Manager of Taxes                Vice President, General Manager
                                        Fastener Division
Robert W. Johns                         St. Joe, Indiana
Director of Marketing,
Sheet Mill Group




Corporate and Stock Data
26


Executive Offices             Stock Price and Dividends Paid:
2100 Rexford Road
Charlotte, North Carolina
28211                                          First    Second   Third   Fourth
Phone 704/366-7000                            Quarter  Quarter  Quarter  Quarter
Fax 704/362-4208              --------------------------------------------------
                              2000
Stock Transfers               Stock Price:
Dividend Disbursing             High           $56.44   $51.25   $39.75   $41.19
Dividend Reinvestment           Low             45.06    33.00    29.94    29.50
                              Dividends Paid      .13      .15      .15      .15
American Stock Transfer       --------------------------------------------------
 & Trust Company              1999
40 Wall Street                Stock Price:
New York, New York 10005        High           $50.25   $61.81   $53.00   $57.44
Phone 800/937-5449              Low             41.63    44.56    44.25    40.00
Fax 718/236-2641              Dividends Paid      .12      .13      .13      .13
                              --------------------------------------------------
Annual Meeting
Place -                       10-K and 11-Year Data
The Park Hotel                Copies of (1) Form 10-K for 2000 filed with
2200 Rexford Road             the Securities and Exchange Commission, and
Morrison A & B                (2) various financial and statistical data
Charlotte, North Carolina     for the years 1990 to 2000, are available on
                              request.
Time/Date -
10:00 A.M., Wednesday         Internet Data
May 9, 2001                   Various data is available on www.nucor.com.

Stock Listing
New York Stock Exchange
Trading Symbol - NUE