Form 10-K, Exhibit 13
period 2001-12-31
NUCOR CORP
filed 2002-03-22
CIK 73309

                                                                     AT A GLANCE
                                                                     -----------
                                                                               7

                           [MAP OF THE UNITED STATES]

BAR MILL GROUP

Products: Steel bars, angles and other
products for automotive, farm machinery, metal buildings, furniture, recreational equipment and other categories.

Darlington, South Carolina
Norfolk, Nebraska
Jewett, Texas
Plymouth, Utah
Auburn, New York
  (Nucor Steel Auburn, Inc.)

SHEET MILL GROUP

Products: Flat-rolled steel for appliances, pipes and tubes, construction and other industries.

Crawfordsville, Indiana
Hickman, Arkansas
Berkeley County, South Carolina

NUCOR-YAMATO
STEEL COMPANY

Products: Super-wide flange steel beams, pilings, heavy structural steel products for fabricators, manufacturers and steel service centers.

Blytheville, Arkansas

BEAM MILL

Products: Wide flange steel beams,
pilings, heavy structural steel products for fabricators, manufacturers and steel service centers.

Berkeley County, South Carolina

PLATE MILL

Products: Steel plate for manufacturers
of rail cars, ships and barges, refinery tanks and others.

Hertford County, North Carolina

VULCRAFT GROUP

Products: Steel joists, joist girders and steel deck for buildings.

Florence, South Carolina
Norfolk, Nebraska
Fort Payne, Alabama
Grapeland, Texas
St. Joe, Indiana
Brigham City, Utah
Chemung, New York
  (Vulcraft of New York, Inc.)

COLD FINISH GROUP

Products: Cold finished steel bars for
shafting and precision machined parts.

Norfolk, Nebraska
Darlington, South Carolina
Brigham City, Utah

BUILDING SYSTEMS GROUP

Products: Metal buildings and metal
building components for commercial,
industrial and institutional building
markets.

Waterloo, Indiana
Swansea, South Carolina
Terrell, Texas

FASTENER DIVISION

Products: Steel hexhead cap screws,
structural bolts and hex bolts for automotive, machine tool, farm implements, construction and military applications.

St. Joe, Indiana

LIGHT GAUGE STEEL FRAMING
ITEC STEEL, INC.

Products: Load bearing light gauge steel framing systems for the commercial and residential construction markets.

Denton, Texas (headquarters)
Dallas, Georgia
Lakeland, Georgia

CORPORATE OFFICE

Charlotte, North Carolina

OPERATIONS REVIEW
-----------------
8

------------------------------------------------------------------------------
BAR MILL GROUP, SHEET MILL GROUP, STRUCTURAL MILLS

AND PLATE MILL Nucor operates scrap-based steel mills in eleven facilities.

These mills utilize modern steelmaking techniques and produce steel at a cost competitive with steel manufactured anywhere in the world.
------------------------------------------------------------------------------

BAR MILL GROUP

The Bar Mill Group has five mills located in South Carolina, Nebraska, Texas, Utah and New York that produce bars, angles and light structural carbon and alloy steels. These bar products have wide usage including automotive, farm equipment, metal buildings, furniture and recreational equipment. In constructing Nucor steel mills, capital cost per ton of capacity has been lower than the capital cost generally required for other steel mills. Four of the bar mills were constructed by Nucor between 1969 and 1981. The total capital cost of these four bar mills averaged about $186 per ton of current annual capacity. Over the years, Nucor has completed extensive capital projects to keep these facilities modernized. In February 2002, Nucor announced that over $200,000,000 will be spent on bar mill capital projects over the next three years. The projects include a modernization of the rolling mill at the Nebraska facility, a new melt shop at the Texas facility, and a new reheat furnace and finishing end at the South Carolina facility. On March 31, 2001, Nucor purchased substantially all of the assets of Auburn Steel Company, Inc.'s steel bar facility in Auburn, New York for approximately $115,000,000. This facility has the capacity to produce up to 430,000 tons of merchant bar quality steel shapes, special bar quality (SBQ) shapes and rebar. Total capacity of the five bar mills is approximately 3,700,000 tons per year.

SHEET MILL GROUP

The Sheet Mill Group produces flat-rolled steel for appliances, pipes and tubes, construction and other industries. The three sheet mills are located in Indiana, Arkansas and South Carolina. The Nucor sheet mills were constructed between 1989 and 1996. The total cost of these sheet mills averaged about $301 per ton of current annual capacity. The sheet mills utilize thin slab casters to produce hot-rolled sheet which can be further processed through cold rolling and galvanizing. Nucor's sheet mills have a lower capital cost than integrated steel mills producing these products. Total capacity of the sheet mills is in excess of 6,000,000 tons per year.

STRUCTURAL MILLS

The Structural Mills produce wide flange steel beams, pilings and heavy structural steel products for construction companies. In 1988, Nucor and Yamato Kogyo, one of Japan's major producers of wide-flange beams, completed construction of a beam mill located near Blytheville, Arkansas. Nucor owns a 51% interest in Nucor-Yamato Steel Company. During 1999, Nucor started operations at the 500,000 tons-per-year steel beam mill in South Carolina. Both mills use a special continuous casting method that produces a beam blank closer in shape to that of the finished beam than traditional methods. Current annual production capacity of the structural mills is about 2,900,000 tons. The total capital cost of the two structural mills averaged about $270 per ton of current annual capacity.

PLATE MILL

Nucor's Plate Mill is located in North Carolina and produces steel plate for manufacturers of rail cars, ships, barges, refinery tanks and others. During 2000, Nucor substantially completed construction of the 1,000,000 tons-per-year steel plate mill. Casting and rolling began in October 2000. The start-up has been successful and the mill is producing high quality plate. With the competitive advantages of new, more efficient production technology and Nucor's strong customer service orientation, we intend to build a profitable market share position in the plate market.

                                                               OPERATIONS REVIEW
                                                               -----------------
                                                                               9

OPERATIONS Nucor's steel mills are among the most modern and efficient mills in the United States. Steel scrap is melted in electric arc furnaces and poured into continuous casting systems. Highly sophisticated rolling mills convert the billets and slabs into angles, rounds, channels, flats, sheet, beams, plate and other products.

Production in 2001 was a record 12,316,000 tons, a 9% increase from 11,271,000 tons in 2000. Annual production capacity has grown from 120,000 tons in 1970 to a present total of almost 14,000,000 tons.

The operations in the rolling mills are highly automated and require fewer operating employees than older mills. All Nucor steel mills have high productivity, which results in employment costs of approximately 11% of the sales dollar. This is lower than the employment costs of integrated steel companies producing comparable products. Employee turnover in all mills is extremely low. All employees have a significant part of their compensation based on their productivity. Production employees work under group incentives that provide increased earnings for increased production. This additional compensation is paid weekly.

Steel mills are large consumers of electricity and gas. However, because of the high efficiency of Nucor steel mills, these energy costs were only 10% of the sales dollar in 2001.

Scrap and scrap substitutes are the most significant element in the total cost of steel. Their average cost decreased to $101 per ton used in 2001 from $120 per ton used in 2000.

MARKETS AND MARKETING Approximately 90% of the eleven steel mills' production in 2001 was sold to outside customers and the balance was used internally by the Vulcraft Group, Cold Finish Group, Building Systems Group and Fastener Division. Steel sales to outside customers in 2001 were a record 11,032,000 tons, 13% higher than the 9,779,000 tons in 2000.

The Bar Mill and Sheet Mill Groups' customers are primarily manufacturers and steel service centers. The Structural and Plate Mills' customers are primarily fabricators, manufacturers and steel service centers.

Nucor uses a simple, highly competitive pricing system that is less complicated than the traditional pricing structure in the steel industry. For the bar and structural mills, all customers in a region are charged the same published price. This allows customers to maintain the lowest practical inventory. Because of the specialized requirements of many customers of the sheet mills, pricing can vary due to the additional costs of accommodating these requirements.

TRADE ISSUES Nucor's recent involvement in trade issues is a critical part of our efforts to support the long-term success of our steel-making operations. Unfairly traded, illegally dumped steel imports have devastated the U.S. steel industry and its workers. As the largest and most open steel market in the world, the United States has become the dumping ground for excess steel production. The root causes of the import surges experienced in recent years are foreign overcapacity, foreign government subsidies and foreign anti-competitive practices.

Nucor devoted unprecedented resources to this issue in 2001 in an effort to help the Administration and Congress craft a sensible solution to these critical issues. Our efforts, and the efforts of others in the industry, were largely successful. President Bush imposed a series of tariffs over a three-year period that should stem the tide of illegal imports. The tariffs begin at 30% for many steel products, then gradually decline in years 2 and 3. Nucor, as well as other steel companies, had been urging the President to adopt 40% tariffs. While the President's plan did not give us everything we asked for, it was a strong, solid solution. We expect import levels to decline, but certainly not disappear.

There are some fundamental elements of the decision that could undermine its effectiveness, so Nucor must remain diligent in becoming involved in its implementation. Meanwhile, Nucor will work with Congress to put into place more lasting solutions to trade issues.

The President's trade actions, constructive as they were, are only the beginning of a long-term solution. U.S. trade regulators have repeatedly found producers in other nations guilty of illegally importing steel into this country; but the legal procedures to reach these determinations frequently take a year or longer.

Everyone in the Administration and Congress who worked on this issue is to be commended for the expertise and commitment they brought to understanding this issue. We will work closely with them to maximize the benefits to our employees, our communities and the domestic steel industry.

OPERATIONS REVIEW
-----------------
10

NEWER FACILITIES AND EXPANSIONS In 1998 Nucor substantially completed construction and started operations of a major addition to Nucor's Hickman, Arkansas steel sheet mill. This addition includes an 800,000 tons-per-year cold rolling facility; a 500,000 tons-per-year galvanizing facility; and associated pickling and annealing facilities.

During 1999, Nucor completed construction and started operations of the 500,000 tons-per-year steel beam mill in South Carolina.

During 2000, Nucor started operations of the second caster addition at the steel sheet mill in Berkeley County, South Carolina. This addition cost more than $40,000,000 and increased this mill's hot-band capacity from 1,500,000 tons to 2,400,000 tons per year. During 2001, Nucor started operations of the second cold rolling facility at the South Carolina sheet mill, increasing this mill's cold rolled steel capacity from 750,000 tons to 1,500,000 tons per year, at a cost of more than $40,000,000.

The steel plate mill in Hertford County, North Carolina started casting and rolling in October 2000. This facility, which has an annual capacity of 1,000,000 tons, cost about $480,000,000.

At the end of the first quarter of 2001, Nucor completed the acquisition of the assets of Auburn Steel Company, Inc.'s 430,000 tons-per-year merchant bar, rebar and SBQ steel mill. Nucor Steel-Auburn, Inc. is an important addition to our Bar Mill Group, as it gives Nucor a merchant bar presence in the Northeast and is also an excellent strategic fit with our new Vulcraft facility in New York.

In January 2002, the Delaware bankruptcy court approved Nucor's purchase of substantially all of the assets of Trico Steel Company, LLC. The Trico sheet mill facility, which originally began operations in 1997, is located in Decatur, Alabama and has an annual capacity of approximately 1,900,000 tons. Closing of the transaction is expected to occur in the third quarter of 2002, after satisfactory resolution of various regulatory and tax matters. Start-up of the sheet mill will commence after Nucor has completed improvements to the facility.

Nucor has made an offer of $500,000,000 to purchase substantially all of the assets of Birmingham Steel Corporation and is awaiting a response from the company.

COMMERCIALIZATION OF NEW TECHNOLOGIES The Castrip/r/ facility at the Crawfordsville, Indiana location will produce thin-strip sheet steel. This facility uses the break-through technology of strip casting, to which Nucor holds exclusive rights in the United States and Brazil. Strip casting involves the direct casting of molten steel into final shape and thickness without further hot or cold rolling. This process allows lower investment and operating costs, reduced energy consumption and smaller scale plants than can be economically built with current technology. This process also reduces the overall environmental impact of producing steel through significantly lower emissions, particularly NOx. Start-up of the Castrip facility is expected to be in the second quarter of 2002.

Nucor continues to investigate the commercialization of the HIsmelt technology with Rio Tinto, the leading iron ore supplier from Australia. HIsmelt utilizes iron ore fines and coal to directly produce liquid iron. Rio Tinto has operated a pilot plant utilizing this technology. The HIsmelt technology would offer an alternative supply of high-quality iron units for feedstock.

OUTLOOK FOR THE FUTURE The manufacture of steel will continue to be a key factor in Nucor's future performance. Total steel production is anticipated to increase significantly over the next several years from the 12,316,000 tons produced in 2001. Nucor expects to obtain additional capacity through expansions at our existing steel mills, greenfield construction and acquisitions. We expect to generate above-average earnings from our steelmaking operations in the future, but recognize that uncertainty in external factors such as the economy and the level of imports will have a significant impact on our results. While we cannot control these outside forces, Nucor has a long-standing tradition of emerging from cyclical downturns stronger than before entering them. We intend to take advantage of the economic downturn to gain market share, penetrate new markets and emphasize cost reduction and quality improvement initiatives.

                                                              OPERATIONS REVIEW
                                                              -----------------
                                                                             11

[CHART]

STEEL PRODUCTION

[Bar chart appears here]

[CHART]

STEEL SALES TO OUTSIDE CUSTOMERS

[Bar chart appears here]

[CHART]

TOTAL STEEL SHIPMENTS

[Bar chart appears here]

OPERATIONS REVIEW
-----------------
12

--------------------------------------------------------------------------------
THE VULCRAFT GROUP is the nation's largest producer of open-web steel joists,

joist girders and steel deck, which are used for building construction.
--------------------------------------------------------------------------------

OPERATIONS Steel joists and joist girders are produced and marketed nationally through seven Vulcraft facilities located in South Carolina, Nebraska, Alabama, Texas, Indiana, Utah and New York (Vulcraft of New York, Inc.). Current annual production capacity is more than 685,000 tons. In 2001, Vulcraft produced 532,000 tons of steel joists and joist girders, a decrease of 13% from the 613,000 tons produced in 2000.

Materials, primarily steel, were 43% of the joist sales dollar in 2001. The Vulcraft Group obtained 92% of its steel requirements for joists and joist girders from the Nucor Bar Mill Group. For 2001, freight costs for joists and joist girders were less than 10% of the sales dollar. Vulcraft maintains an extensive fleet of trucks to ensure and control on-time delivery.

The Vulcraft facilities in South Carolina, Nebraska, Alabama, Texas, Indiana and New York produce steel deck. Current deck annual production capacity is in excess of 400,000 tons. Vulcraft steel deck sales decreased 3% from 353,000 tons in 2000 to 344,000 tons in 2001. Coiled sheet steel was about 62% of the steel deck sales dollar in 2001. The Vulcraft Group obtained 89% of its steel requirements for steel deck production from the Nucor Sheet Mill Group.

Almost all of the production employees of Vulcraft work with a group incentive system, which provides increased compensation each week for increased performance.

MARKETS AND MARKETING Steel joists, joist girders and steel decking are used extensively as part of the roof and floor support systems in manufacturing buildings, retail stores, shopping centers, warehouses, schools, churches, hospitals and, to a lesser extent, in multi-story buildings and apartments. Building support systems using joists, joist girders and steel deck are frequently more economical than other systems.

Steel joists and joist girder sales are obtained by competitive bidding. Vulcraft quotes on an estimated 80% to 90% of the domestic buildings using steel joists and joist girders as part of the support systems. In 2001, Vulcraft supplied more than an estimated 40% of total domestic sales of steel joists. Steel deck is specified in the majority of buildings using steel joists and joist girders. In 2001, Vulcraft supplied more than 30% of total domestic sales of steel deck.

Sales of steel joists, joist girders and steel deck are dependent on the non-residential building construction market.

NEWER FACILITIES Nucor began construction on a Vulcraft facility in Chemung, New York (Vulcraft of New York, Inc.) in 2000. Start-up of the facility began in the second half of 2001. This facility produces steel joists, joist girders and steel deck and cost about $50,000,000. The majority of the raw materials for this facility are supplied by Nucor's steel mills in Auburn, New York and Crawfordsville, Indiana. The Chemung Vulcraft facility represents a continuation of our successful value-added strategy, as well as expansion into a new geographic market for Vulcraft.

OUTLOOK FOR THE FUTURE The decreased level of construction over the past year has unfavorably impacted the volume of non-residential buildings supplied by the Vulcraft Group. Prevailing economic projections call for continued weakness in building construction in 2002, which will negatively affect the sales of steel joists, joist girders and steel deck and the earnings of Vulcraft.

                                                              OPERATIONS REVIEW
                                                              -----------------
                                                                             13
[CHART]

STEEL JOIST PRODUCTION

[Bar chart appears here]

[CHART]

STEEL DECK SALES

[BAr chart appears here]

OPERATIONS REVIEW
-----------------
14

--------------------------------------------------------------------------------
COLD FINISH GROUP AND FASTENER DIVISION Nucor manufactures

a variety of products using steel from Nucor mills.
--------------------------------------------------------------------------------

COLD FINISH GROUP

The Cold Finish Group has facilities in Nebraska, South Carolina and Utah. These facilities produce cold drawn and turned, ground and polished steel bars that are used extensively for shafting and machined precision parts. The Cold Finish Group produces rounds, hexagons, flats and squares in carbon and alloy steels. These bars, in turn, are purchased by several industries, including automotive, farm machinery, hydraulic, appliance, electric motor and service centers. Nucor Cold Finish bars are used in tens of thousands of products. A few examples include anchor bolts in basketball hoops and farm machinery, hydraulic cylinders, and shafting for air conditioner compressors, ceiling fan motors, garage door openers, electric motors and lawn mowers.

The total capacity of the three facilities is about 350,000 tons per year. All three facilities are among the most modern in the world and use in-line electronic testing to ensure outstanding quality. Nucor Cold Finish obtains most of its steel from members of the Nucor Bar Mill Group. This factor, along with efficient facilities using the latest technology, results in a highly competitive cost structure.

In 2001, sales of cold finished steel products were 203,000 tons, a decrease of 19% from the 250,000 tons in 2000. The total cold finish market is estimated to be more than 1,800,000 tons. The Cold Finish Group anticipates opportunities for significant increases in sales and earnings during the next several years.

FASTENER DIVISION

Nucor Fastener's state-of-the-art steel bolt-making facility in Indiana produces standard steel hexhead cap screws, hex bolts, socket head cap screws and structural bolts. Fasteners are used in a broad range of markets, including automotive, machine tools, farm implements, construction and military applications.

Annual capacity is more than 75,000 tons, which is less than an estimated 20% of the total market for these products. Our modern facility allows Nucor Fastener to maintain highly competitive pricing in a market currently dominated by foreign suppliers. This operation is highly automated and has fewer employees than comparable facilities. The Fastener Division obtains much of its steel from the Nucor Bar Mill Group.

[CHART]

COLD FINISH STEEL SALES

[Bar chart appears here]

                                                              OPERATIONS REVIEW
                                                              -----------------
                                                                             15

--------------------------------------------------------------------------------
BUILDING SYSTEMS GROUP AND LIGHT GAUGE STEEL FRAMING

Nucor manufactures metal buildings and steel framing systems for commercial,

industrial and residential construction markets.
--------------------------------------------------------------------------------

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

Complete metal building packages can be customized and combined with other materials such as glass, wood and masonry to produce a cost effective, aesthetically sound building designed for customers' special requirements. The buildings are sold through a builder distribution network in order to provide fast-track, customized solutions for building owners.

Building systems sales in 2001 were approximately 65,000 tons, a decrease of 17% from the 78,500 tons sold in 2000. The primary markets are commercial, industrial and institutional buildings, including distribution centers, automobile dealerships, retail centers, schools, warehouses and manufacturing facilities. The Building Systems Group obtains a significant portion of its steel requirements from the Nucor Bar and Sheet Mill Groups.

LIGHT GAUGE STEEL FRAMING

In November 2001, Nucor announced the acquisition of ITEC Steel, Inc., and its wholly-owned subsidiary, Steel Truss and Frame Corp. ITEC specializes in light gauge steel framing systems for the commercial and residential construction markets and has facilities in Texas and Georgia. As a leader in the emerging load bearing light gauge steel framing industry, ITEC will provide Nucor with a platform to enter this rapidly expanding new market. Nucor plans to aggressively broaden ITEC's opportunities through geographic expansion and the introduction of new products.

In January 2002, Nucor announced that the company had entered into a strategic alliance with Truswal Systems Corporation, a leading supplier of engineered products and state of the art software for the building components industry. The alliance includes a software development and license agreement which will result in development of proprietary design, engineering and layout software. ITEC will use Truswal's software in its operations, and Truswal will market ITEC's light gauge steel framing products through its fabricator network.

[CHART]

BUILDING SYSTEMS SALES

[Bar chart appears here]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
--------------------------------------------------------------------------
OPERATIONS
----------
16

--------------------------------------------------------------------------------
OPERATIONS

Nucor's business is the manufacture and sale of steel products. During the last five years, the sales of Nucor have increased 13% from $3,647,000,000 in 1996 to $4,139,000,000 in 2001. Total tons sold by Nucor have increased 45% from 8,459,000 tons in 1996 to 12,237,000 tons in 2001. The majority of this growth has been internally generated.

NET SALES Net sales for 2001 decreased 10% to $4,139,000,000, compared with $4,586,000,000 in 2000. The decrease was primarily due to an 18% decrease in composite sales price per ton from $410 in 2000 to $338 in 2001. The continued flood of imports and the downturn in the economy unfavorably affected sales prices. Net sales increased 14% from 1999 to 2000, with more than 55% of the increase due to increased volume. Additional benefit was derived from a 4% increase in composite sales price per ton from $394 in 1999 to $410 in 2000.
The record year of sales experienced in 2000 was primarily due to the performance in the first half of the year. In the second half of 2000, demand decreased and import levels increased significantly -- a trend that continued in 2001.

The decrease in net sales in 2001 was mitigated to some extent by increased volume. Nucor established new annual tonnage records for total steel shipments and steel shipments to outside customers in 2001. Total shipments were 12,141,000 tons in 2001, compared with 10,980,000 tons in 2000 and 10,122,000 tons in 1999. Steel sales to outside customers were 11,032,000 tons in 2001, compared with 9,779,000 tons in 2000 and 8,734,000 tons in 1999. Steel joist production for 2001 was 532,000 tons, compared with 613,000 tons in 2000 and 616,000 tons in 1999. Steel deck sales were 344,000 tons in 2001, versus 353,000 tons in 2000 and 375,000 tons in 1999. Cold finish steel sales were 203,000 tons in 2001 compared with 250,000 tons in 2000 and 243,000 tons in 1999.

COST OF PRODUCTS SOLD The major component of cost of products sold is raw material costs. The average price of raw materials decreased by 13% from 2000 to 2001, and increased by less than 10% from 1999 to 2000. The average scrap and scrap substitute cost per ton used was $101 in 2001, $120 in 2000 and $111 in 1999. By the fourth quarter of 2001, the average scrap cost per ton used had decreased to $99.

The minority interests in operations of less than 100%-owned subsidiaries are included in cost of products sold. Minority interests were $103,000,000 in 2001, $151,300,000 in 2000 and $85,700,000 in 1999. State income taxes of
$5,500,000 in 2001, $15,200,000 in 2000 and $11,700,000 in 1999 have also been recorded in cost of products sold.

GROSS MARGIN Gross margin decreased to 8% in 2001 from 14% in 2000 and 13% in 1999. In addition to the net sales and cost of products sold factors discussed above, gross margins were affected by pre-operating and start-up costs at several of the Nucor facilities. Pre-operating and start-up costs of new facilities increased to $97,800,000 in 2001, compared with $50,900,000 in 2000 and $42,800,000 in 1999. In 2001, these costs primarily related to the start-up of the new plate mill in Hertford County, North Carolina and the new Vulcraft facility in Chemung, New York.

MARKETING, ADMINISTRATIVE AND OTHER EXPENSES The major components of marketing, administrative and other expenses are freight and profit sharing costs. Unit freight costs increased less than 5% both from 2000 to 2001 and from 1999 to 2000. Profit sharing costs decreased by 73% from 2000 to 2001, and increased by 46% from 1999 to 2000. Profit sharing costs are based upon and fluctuate with pre-tax earnings. In 2000, profit sharing costs included over $6,200,000 for an extraordinary bonus paid to employees for the achievement of record earnings during the year. Every employee except for senior officers received $800. In 2001, marketing, administrative and other expenses were reduced by a gain on the sale of Nucor Iron Carbide, Inc.

INTEREST EXPENSE (INCOME) Interest expense, net of interest income, increased in 2001 as a result of increased average long-term debt and decreased average interest rates on short-term investments. Interest income, net of interest expense, decreased in 2000 primarily due to increased long-term debt and decreased average short-term investments. The increase in interest income, net of interest expense, in 1999 resulted from increased average short-term investments.

FEDERAL INCOME TAXES Federal income taxes were at a rate of 35% for 2001 and 2000 and 35.5% for 1999.

NET EARNINGS The decrease in 2001 earnings resulted primarily from decreased margins and increased pre-operating and start-up costs of new facilities, partially offset by decreased profit sharing costs and decreased federal income taxes. Nucor's net earnings were also favorably affected in the fourth quarter of 2001 by a gain of $20,200,000 related to the sale of Nucor Iron Carbide, Inc. ($11,900,000 after tax and profit sharing, or $.15 per share). The increase in 2000 earnings resulted primarily from increased margins and increased volume.

Earnings were 5% of average equity in 2001, compared with 14% in 2000 and 11% in 1999.

--------------------------------------------------------------------------------
LIQUIDITY AND CAPITAL RESOURCES

In 2001, working capital increased 8% from $821,500,000 to $889,500,000, due primarily to decreased accrued profit sharing costs. The current ratio was 2.8 in 2001, 2.5 in 2000 and 2.9 in 1999. During 2000, Nucor negotiated a comprehensive agreement with the United States Environmental Protection Agency. In July 2001, Nucor paid a $9,000,000 penalty and has agreed to spend another $4,000,000 in Supplemental Environmental Projects under the agreement. The cost of complying with the terms of this decree will not impact liquidity.

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
     --------------------------------------------------------------------------
                                                                     OPERATIONS
                                                                     ----------
                                                                             17

We have a simple capital structure with no off-balance sheet financing arrangements or relationships with special purpose entities. Nucor sometimes uses natural gas purchase contracts to partially manage its exposure to price risk of natural gas which is used during the manufacturing process. The use of these contracts is immaterial for all periods presented.

OPERATING ACTIVITIES Cash provided by operating activities decreased to $495,100,000 in 2001, compared with $820,800,000 in 2000 and $604,800,000 in
1999. Gross margins deteriorated in 2001 due to lower average selling prices and increased pre-operating and start-up costs of new facilities. Additionally, in 2001, changes in operating assets and liabilities (exclusive of acquisitions and dispositions) used cash of $724,000, compared with changes in operating assets and liabilities providing cash of $79,800,000 in 2000 and $7,400,000 in 1999.

INVESTING ACTIVITIES Cash used in investing activities decreased to $360,400,000 in 2001, compared with $410,300,000 in 2000 and $374,300,000 in
1999. Capital expenditures for new facilities and expansion of existing facilities decreased to $261,100,000 in 2001, compared with $415,400,000 in 2000 and $374,700,000 in 1999.

During 2001, Nucor sold Nucor Iron Carbide, Inc. and sold the assets of the Nucor Bearing Products facility. Total proceeds from these two sales as well as the sale of other equipment at existing facilities were $22,700,000 in 2001. Also in 2001, Nucor purchased substantially all of the assets of Auburn Steel Company, Inc.'s steel bar facility in Auburn, New York for approximately $115,000,000 and acquired ITEC Steel, Inc. for approximately $7,000,000 (excluding liabilities assumed).

FINANCING ACTIVITIES Cash used in financing activities was $162,900,000 in 2001, compared with $492,100,000 in 2000 and cash provided by financing activities of $32,900,000 in 1999. No additional long-term debt was incurred in 2001. Net long-term debt borrowings were $70,000,000 in 2000 and $175,000,000 in 1999. The acquisitions of the bar mill in Auburn, New York and of ITEC Steel, Inc. in 2001 were funded by Nucor's existing cash and short-term investments. Unused long-term credit facilities total $248,000,000 at the end of 2001 and expire from 2003 through 2007. The percentage of long-term debt to total capital (long-term debt plus minority interests plus stockholders' equity) was 16% in 2001, 16% in 2000 and 13% in 1999.

Nucor's directors have approved the purchase of up to 15,000,000 shares of Nucor common stock. There were no repurchases during 2001. Since the inception of the stock repurchase program in 1998, a total of approximately 10,800,000 shares have been repurchased at a cost of about $444,500,000.

OUTLOOK Nucor's objective is to maintain a strong balance sheet. Capital expenditures are currently projected to be less than $200,000,000 in 2002. Funds provided from operations, existing credit facilities and new borrowings are expected to be adequate to meet future capital expenditure and working capital requirements for existing operations on both a short and long-term basis. Nucor has the financial ability to borrow significant additional funds and still maintain reasonable leverage in order to finance major acquisitions.

In January 2002, the Delaware bankruptcy court approved Nucor's purchase of substantially all of the assets of Trico Steel Company, LLC. The Trico sheet mill facility, which originally began operations in 1997, is located in Decatur, Alabama and has an annual capacity of approximately 1,900,000 tons. Closing of the transaction is expected to occur in the third quarter of 2002, after satisfactory resolution of various regulatory and tax matters. Start-up of the sheet mill will commence after Nucor has completed improvements to the facility.

Nucor has made an offer of $500,000,000 to purchase substantially all of the assets of Birmingham Steel Corporation and is awaiting a response from the company.

The past year was one of the toughest that the steel industry has experienced in decades. Nucor's earnings in 2002 will be impacted by the state of the economy, specifically the construction industry, and the remedy implemented for relief from illegally dumped steel imports.

-------------------------------------------------------------------------------
CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Nucor's discussion and analysis of its financial condition and results of operations are based upon Nucor's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires Nucor to make estimates and assumptions that affect the amounts reported in the financial statements. On an ongoing basis, Nucor evaluates its estimates, including those related to contracts, torts, environment, taxes, warranties and insurance. Actual costs could differ from these estimates under different assumptions or conditions.

Nucor believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. Nucor maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Nucor's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Nucor reviews long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable, and records an impairment charge if necessary. Future changes in circumstances could also result in impairment charges. Nucor is subject to environmental laws and regulations established by federal, state and local authorities, and makes provision for the estimated costs related to compliance. If the environmental laws and regulations or the company's underlying assumptions change, adjustments to the reserves may be necessary.

                                                      SIX-YEAR FINANCIAL REVIEW
                                                      -------------------------
                                                                             21

                             ----------------------------------------------------------------------------------------------
                                       2001            2000            1999            1998            1997            1996
---------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Net sales                    $4,139,248,578  $4,586,145,981  $4,009,346,082  $4,151,232,283  $4,184,497,854  $3,647,030,387
Costs and expenses:
  Cost of products sold       3,820,303,026   3,925,478,540   3,480,478,687   3,591,782,838   3,578,941,039   3,139,157,919
  Marketing, administrative
   and other expenses           138,559,488     183,175,557     154,773,600     147,973,101     145,409,693     120,387,357
  Interest expense (income)       6,525,057        (816,104)     (5,095,299)     (3,832,252)        (35,318)       (283,837)
                             --------------  --------------  --------------  --------------  --------------  --------------
                              3,965,387,571   4,107,837,993   3,630,156,988   3,735,923,687   3,724,315,414   3,259,261,439
Earnings before
  federal income taxes          173,861,007     478,307,988     379,189,094     415,308,596     460,182,440     387,768,948
Federal income taxes             60,900,000     167,400,000     134,600,000     151,600,000     165,700,000     139,600,000
                             --------------  --------------  --------------  --------------  --------------  --------------
Net earnings                    112,961,007     310,907,988     244,589,094     263,708,596     294,482,440     248,168,948
Net earnings per share                 1.45            3.80            2.80            3.00            3.35            2.83
Dividends declared
  per share                             .68             .60             .52             .48             .40             .32
Percentage of
  earnings to sales                    2.7%            6.8%            6.1%            6.4%            7.0%            6.8%
Return on average equity               5.2%           14.2%           11.3%           13.4%           16.9%           16.6%
Capital expenditures            261,145,658     415,404,602     374,717,759     502,910,263     306,749,422     537,438,406
Depreciation                    289,063,213     259,365,173     256,637,460     264,038,622     218,764,101     182,232,851
Sales per employee                  507,137         597,193         547,762         591,596         622,554         572,038
===========================================================================================================================

AT YEAR END
Current assets               $1,373,665,916  $1,379,529,050  $1,538,508,511  $1,129,467,383  $1,125,508,464  $  828,380,585
Current liabilities             484,158,726     558,068,452     531,030,898     486,897,157     524,453,610     465,652,755
                             --------------  --------------  --------------  --------------  --------------  --------------
Working capital                 889,507,190     821,460,598   1,007,477,613     642,570,226     601,054,854     362,727,830
Current ratio                           2.8             2.5             2.9             2.3             2.1             1.8
Property, plant and
  equipment                   2,365,655,061   2,329,420,798   2,180,419,463   2,086,158,459   1,858,874,894   1,791,152,821
Total assets                  3,759,348,176   3,710,867,705   3,718,927,974   3,215,625,842   2,984,383,358   2,619,533,406
Long-term debt                  460,450,000     460,450,000     390,450,000     215,450,000     167,950,000     152,600,000
Percentage of debt
  to capital                          15.6%           15.9%           13.4%            8.4%            7.2%            7.5%
Stockholders' equity          2,201,460,329   2,130,951,640   2,262,247,906   2,072,551,781   1,876,425,866   1,609,290,193
  Per share                           28.29           27.47           25.96           23.73           21.32           18.33
Shares outstanding               77,814,511      77,582,948      87,133,737      87,352,906      87,996,583      87,795,947
Stockholders                         47,000          51,000          55,000          62,000          50,000          39,000
Employees                             8,400           7,900           7,500           7,200           6,900           6,600
===========================================================================================================================

In November 2001, Nucor sold Nucor Iron Carbide, Inc. in Trinidad, resulting in a pre-tax gain of $20,200,000, included primarily in marketing, administrative and other expenses.

CONSOLIDATED STATEMENTS OF EARNINGS AND STOCKHOLDERS' EQUITY
------------------------------------------------------------
22

CONSOLIDATED STATEMENTS OF EARNINGS

-------------------------------------------------------------------------------------------------
            Year Ended December 31,                         2001             2000            1999
-------------------------------------------------------------------------------------------------
NET SALES                                         $4,139,248,578   $4,586,145,981  $4,009,346,082
   COSTS AND EXPENSES:
   Cost of products sold                           3,820,303,026    3,925,478,540   3,480,478,687
   Marketing, administrative and other expenses      138,559,488      183,175,557     154,773,600
   Interest expense (income) (Note 10)                 6,525,057         (816,104)     (5,095,299)
                                                  --------------   --------------  --------------
                                                   3,965,387,571    4,107,837,993   3,630,156,988
                                                  --------------   --------------  --------------
EARNINGS BEFORE FEDERAL INCOME TAXES                 173,861,007      478,307,988     379,189,094
FEDERAL INCOME TAXES (Note 11)                        60,900,000      167,400,000     134,600,000
                                                  --------------   --------------  --------------
NET EARNINGS                                      $  112,961,007   $  310,907,988  $  244,589,094
                                                  ==============   ==============  ==============
NET EARNINGS PER SHARE (Note 6)                            $1.45            $3.80           $2.80
                                                           =====            =====           =====
=================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

--------------------------------------------------------------------------------------------------------------------------
                                    COMMON STOCK                                                     TREASURY STOCK
                                                                 ADDITIONAL     RETAINED                (at cost)
                                     Shares      Amount       PAID-IN CAPITAL   EARNINGS           Shares       Amount
--------------------------------------------------------------------------------------------------------------------------
BALANCES, December 31, 1998        90,051,785  $36,020,714      $67,252,936  $2,016,856,168       2,698,879  $ 47,578,037
--------------------------------------------------------------------------------------------------------------------------
Net earnings in 1999                                                            244,589,094
Employee stock options                 50,733       20,293        2,347,053
Employee stock compensation
  and service awards                                              1,785,220                         (53,396)   (1,070,449)
Treasury stock acquired                                            (478,642)                        323,298    14,283,103
Cash dividends ($.52 per share)                                                 (45,354,239)
--------------------------------------------------------------------------------------------------------------------------
BALANCES, December 31, 1999        90,102,518   36,041,007       70,906,567   2,216,091,023       2,968,781    60,790,691
--------------------------------------------------------------------------------------------------------------------------
Net earnings in 2000                                                            310,907,988
Employee stock options                  9,620        3,848          409,508
Employee stock compensation
  and service awards                                                401,879                        (108,647)   (3,921,444)
Treasury stock acquired                                            (223,284)                      9,669,056   398,504,348
Cash dividends ($.60 per share)                                                 (48,213,301)
--------------------------------------------------------------------------------------------------------------------------
BALANCES, December 31, 2000        90,112,138   36,044,855       71,494,670   2,478,785,710      12,529,190   455,373,595
--------------------------------------------------------------------------------------------------------------------------
Net earnings in 2001                                                            112,961,007
Employee stock options                214,253       85,701        8,830,541
Employee stock compensation
  and service awards                                                864,944                         (17,310)     (629,219)
Cash dividends ($.68 per share)                                                 (52,862,723)
--------------------------------------------------------------------------------------------------------------------------
BALANCES, December 31, 2001        90,326,391  $36,130,556      $81,190,155  $2,538,883,994      12,511,880  $454,744,376
--------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                                    CONSOLIDATED BALANCE SHEETS
                                                    ---------------------------
                                                                             23

                                           ------------------------------------
December 31,                                           2001                2000
-------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:

  Cash and short-term investments            $  462,348,547      $  490,576,279

  Accounts receivable (Note 2)                  330,855,074         350,184,329

  Inventories (Note 3)                          466,690,217         461,151,913

  Other current assets (Note 11)                113,772,078          77,616,529
                                             --------------      --------------

    TOTAL CURRENT ASSETS                      1,373,665,916       1,379,529,050

PROPERTY, PLANT AND EQUIPMENT (Note 4)        2,365,655,061       2,329,420,798

OTHER ASSETS                                     20,027,199           1,917,857
                                             --------------      --------------
                                             $3,759,348,176      $3,710,867,705
                                             ==============      ==============
-------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

  Accounts payable                           $  189,235,046      $  203,334,079

  Salaries, wages and related accruals           92,769,688         134,953,274

  Accrued expenses and other current
   liabilities (Note 8)                         202,153,992         219,781,099
                                             --------------      --------------
    TOTAL CURRENT LIABILITIES                   484,158,726         558,068,452
                                             --------------      --------------
LONG-TERM DEBT DUE AFTER ONE YEAR (Note 5)      460,450,000         460,450,000
                                             --------------      --------------
DEFERRED CREDITS AND OTHER LIABILITIES
   (Notes 8, 9 and 11)                          329,392,145         260,054,154
                                             --------------      --------------
MINORITY INTERESTS                              283,886,976         301,343,459
                                             --------------      --------------

STOCKHOLDERS' EQUITY (Note 6):

  Common stock                                   36,130,556          36,044,855

  Additional paid-in capital                     81,190,155          71,494,670

  Retained earnings                           2,538,883,994       2,478,785,710
                                             --------------      --------------
                                              2,656,204,705       2,586,325,235

  Treasury stock                               (454,744,376)       (455,373,595)
                                             --------------      --------------
                                              2,201,460,329       2,130,951,640
                                             --------------      --------------
                                             $3,759,348,176      $3,710,867,705
                                             ==============      ==============
-------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------
24

                                                            -----------------------------------------------
Year Ended December 31,                                                2001             2000           1999
-----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                                   $112,961,007     $310,907,988   $244,589,094
Adjustments:
  Depreciation                                                  289,063,213      259,365,173    256,637,460
  Gain on sale of facility                                      (20,219,224)              --             --
  Deferred federal income taxes                                  11,000,000       19,400,000     10,600,000
  Minority interests                                            103,034,717      151,275,438     85,651,646
  Changes in (exclusive of acquisitions and dispositions):
    Accounts receivable                                          33,788,641       43,579,322    (94,518,857)
    Inventories                                                  26,302,845        3,831,738    (29,098,813)
    Accounts payable                                            (20,991,631)     (51,895,123)    56,899,431
    Accrued environmental costs                                 (25,187,000)      30,932,000     24,825,000
    Other                                                       (14,637,243)      53,358,131     49,249,388
                                                               ------------     ------------   ------------
Cash provided by operating activities                           495,115,325      820,754,667    604,834,349
-----------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Capital expenditures                                           (261,145,658)    (415,404,602)  (374,717,759)
Disposition of plant and equipment                               22,650,119        5,128,217        442,250
Acquisitions (net of cash acquired)                            (121,904,000)              --             --
                                                               ------------     ------------   ------------
Cash used in investing activities                              (360,399,539)    (410,276,385)  (374,275,509)
-----------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase in long-term debt                                               --       70,000,000    175,000,000
Issuance of common stock                                         10,410,405        4,736,679      5,223,015
Distributions to minority interests                            (120,491,200)    (119,883,200)   (87,176,880)
Cash dividends                                                  (52,862,723)     (48,213,301)   (45,354,239)
Acquisition of treasury stock                                            --     (398,727,632)   (14,761,745)
                                                               ------------     ------------   ------------
Cash provided by (used in) financing activities                (162,943,518)    (492,087,454)    32,930,151
-----------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS          (28,227,732)     (81,609,172)   263,488,991
CASH AND SHORT-TERM INVESTMENTS -BEGINNING OF YEAR              490,576,279      572,185,451    308,696,460
                                                               ------------     ------------   ------------
CASH AND SHORT-TERM INVESTMENTS -END OF YEAR                   $462,348,547     $490,576,279   $572,185,451
                                                               ============     ============   ============
-----------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                     ------------------------------------------
                                                                             25

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: Nucor is a domestic manufacturer of steel products whose customers are located primarily in the United States of America. Nucor reports in one segment. Revenue is recognized at the time products are shipped to customers.

The consolidated financial statements include Nucor and all of its subsidiaries. The minority interests in operations of less than 100%-owned subsidiaries are included in cost of products sold. All significant intercompany transactions are eliminated. Investments in joint ventures with ownership of 50% or less are accounted for under the equity method.

Short-term investments are recorded at cost plus accrued interest, which approximates market, and will be converted into cash within three months from date of purchase. Cash and short-term investments are maintained primarily with a few high-credit quality financial institutions.

Inventories are stated at the lower of cost or market. Cost is determined principally using the last-in, first-out (LIFO) method of accounting.

Property, plant and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Repairs and maintenance are expensed on a pro-rata basis throughout the year. Long-lived assets are reviewed for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Nucor sometimes uses natural gas purchase contracts to partially manage its exposure to price risk of natural gas that is used during the manufacturing process. The use of these contracts is immaterial for all periods presented.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates include liabilities recorded for the costs of complying with various regulations and involvement in judicial and administrative proceedings, including matters related to contracts, torts, environment, taxes, warranties and insurance. Actual costs could differ from these estimates.

Certain amounts for prior years have been reclassified to conform with the 2001 presentation.

2. ACCOUNTS RECEIVABLE: Accounts receivable are stated net of the allowance for doubtful accounts of $20,182,830 in 2001 ($27,573,485 in 2000 and $21,093,233
in 1999).

3. INVENTORIES: Inventories consist of approximately 40% raw materials and supplies, and 60% finished and semi-finished products in 2001 (45% and 55% in 2000). Inventories valued using the last-in, first-out (LIFO) method of accounting represent approximately 85% of total inventories in 2001 and 2000. If the first-in, first-out (FIFO) method of accounting had been used, inventories would have been $8,291,126 higher in 2001 ($19,358,398 higher in 2000). Use of the lower of cost or market reduced inventories by $6,319,664 in 2001 ($2,498,447 in 2000).

4. PROPERTY, PLANT AND EQUIPMENT:

                                               --------------------------------
December 31,                                              2001             2000
-------------------------------------------------------------------------------

Land and improvements                           $   99,960,257   $   94,537,956
Buildings and improvements                         387,104,084      357,440,801
Machinery and equipment                          3,605,131,629    3,482,931,960
Construction in process and equipment deposits     134,370,438       89,925,106
                                                --------------   --------------
                                                 4,226,566,408    4,024,835,823
Less accumulated depreciation                    1,860,911,347    1,695,415,025
                                                --------------   --------------
                                                $2,365,655,061   $2,329,420,798
                                                ==============   ==============
-------------------------------------------------------------------------------

The estimated useful lives range from 10 to 20 years for buildings and land improvements and range from 3 to 12 years for machinery and equipment.

-----------------------------------------------------
26

5. LONG-TERM DEBT AND FINANCING ARRANGEMENTS: Seven banks are committed to lend Nucor a total of $248,000,000 (nothing has been borrowed), with borrowings, if any, repayable in 2003 ($20,000,000), 2004 ($20,000,000), 2005 ($10,000,000),
2006 ($90,000,000) and 2007 ($108,000,000). These commitments cannot be withdrawn unless there is non-compliance under the loan agreements. Annual aggregate long-term debt maturities are: $300,000 in 2003; $300,000 in 2004; $300,000 in 2005; and $1,550,000 in 2006. The fair value of Nucor's long-term debt approximates the carrying value.

                                                  ----------------------------
December 31,                                               2001           2000
------------------------------------------------------------------------------
Industrial revenue bonds:
  1.68% to 4.5%, variable, due from 2014 to 2033   $206,300,000   $206,300,000
  5.75% to 8%, fixed, due from 2003 to 2023          79,150,000     79,150,000
Notes payable, 6%, due 2009                         175,000,000    175,000,000
                                                   ------------   ------------
                                                   $460,450,000   $460,450,000
                                                   ============   ============
------------------------------------------------------------------------------

6. CAPITAL STOCK: The par value of Nucor's common stock is $.40 per share and there are 200,000,000 shares authorized.

Nucor's Key Employees' Incentive Stock Option Plans provide that common stock options may be granted to key employees and officers with exercise prices at 100% of the market value on the date of the grant. Outstanding options are exercisable six months after grant date and have a term of five to seven years. During 2001, options were granted for 465,169 shares (482,431 in 2000 and 209,459 in 1999); and options for 90,993 shares (167,498 in 2000 and 111,407 in
1999) expired or were canceled. At December 31, 2001, options for 1,150,553 shares (990,630 in 2000 and 685,317 in 1999) were outstanding at an aggregate exercise price of $52,318,796 ($44,185,270 in 2000 and $33,137,733 in 1999);
options for 922,457 shares (710,386 in 2000 and 583,619 in 1999) were exercisable; and 1,737,789 shares (2,180,737 in 2000 and 2,607,413 in 1999)
were reserved for future grants. Exercise prices of the outstanding options range from $36.16 to $57.38 at December 31, 2001.

Effective January 1, 2001, Nucor established a Non-Employee Director Equity Plan that provides that common stock options may be granted to members of the Board of Directors of Nucor who are not employees of Nucor. The Plan grants options to purchase Nucor's common stock with exercise prices at 100% of the market value on the date of the grant. Outstanding options are exercisable six months after grant date and have a term of seven years. During 2001, options were granted for 5,169 shares, and options for 858 shares expired or were canceled. At December 31, 2001, options for 4,311 shares were outstanding at an aggregate exercise price of $199,762; options for 2,475 shares were exercisable; and 295,689 shares were reserved for future grants. Exercise prices of the outstanding options range from $44.40 to $48.95 at December 31, 2001.

250,000 shares of preferred stock, par value of $4.00 per share, are authorized, with preferences, rights and restrictions as may be fixed by Nucor's Board of Directors. No shares of preferred stock have been issued since their authorization in 1964.

Nucor's basic earnings per share of common stock are based on 77,707,832 average shares outstanding in 2001 (81,762,429 in 2000 and 87,247,160 in 1999).
If all stock options were exercised, diluted earnings per share would not be different than basic earnings per share. The pro-forma income effect of fair value accounting for stock options is immaterial for all periods presented.

7. SHAREHOLDER RIGHTS PLAN: On March 8, 2001, the Board of Directors adopted a Shareholder Rights Plan ("Plan") in which one right ("Right") was declared as a dividend for each Nucor common share outstanding. Each Right entitles Nucor common shareholders to purchase, under certain conditions, one five-thousandth of a share of newly authorized Series A Junior Participating Preferred Stock ("Preferred Stock"), with one five-thousandth of a share of Preferred Stock intended to be the economic equivalent of one share of Nucor common stock. Until the occurrence of certain events, the Rights are represented by and traded in tandem with Nucor common stock. Rights will be exercisable only if a person or group acquires beneficial ownership of 15 percent (15%) or more of the Nucor common shares or commences a tender or exchange offer, upon the consummation of which such person or group would beneficially own 15 percent (15%) or more of the common shares. Upon such an event, the Rights enable dilution of the acquiring person's or group's interest by providing that other holders of Nucor common stock may purchase, at an exercise price of $150.00, Nucor common stock, or in the discretion of the Board of Directors, Preferred Stock, having double the value of such exercise price. Nucor will be entitled to redeem the Rights at $.001 per Right under certain circumstances set forth in the Plan. The Rights themselves have no voting power and will expire on March 8, 2011, unless earlier exercised, redeemed or exchanged. Each one five-thousandth of a share of Preferred Stock

                          -----------------------------------------------------
                                                                             27

has the same voting rights as one share of Nucor common stock, and each share of Preferred Stock has 5,000 times the voting power of one share of Nucor common stock.

8. CONTINGENCIES: Nucor is subject to environmental laws and regulations established by federal, state and local authorities; and makes provision for the estimated costs related to compliance. Of the undiscounted total $104,960,000 of accrued environmental costs at December 31, 2001 ($130,147,000 in 2000 and $99,215,000 in 1999), $49,210,000 was classified in accrued expenses and other current liabilities ($63,097,000 in 2000 and $21,681,000 in 1999) and $55,750,000 was classified in deferred credits and other liabilities ($67,050,000 in 2000 and $77,534,000 in 1999). In December 2000, Nucor entered into a consent decree with the United States Environmental Protection Agency and certain states in order to resolve alleged environmental violations. Under terms of this decree, Nucor will conduct testing at some of its facilities, perform corrective action where necessary, and pilot certain pollution control technologies.

Other contingent liabilities with respect to product warranties, legal proceedings and other matters arise in the normal course of business. In the opinion of management, no such matters exist which would have a material effect on the consolidated financial statements.

9. EMPLOYEE BENEFIT PLANS: Nucor has a Profit Sharing and Retirement Savings Plan for qualified employees. Nucor's expense for these benefits was $18,998,950 in 2001 ($49,280,977 in 2000 and $39,195,491 in 1999). Nucor also has a medical plan covering certain eligible early retirees. The unfunded obligation, included in deferred credits and other liabilities in the balance sheet, totaled $33,256,696 in 2001 ($32,347,105 in 2000). Expense associated with this plan was $1,085,758 in 2001 ($3,038,714 in 2000 and $4,117,480 in
1999). The discount rate used was 7% in 2001 (7.5% in 2000 and 1999). The health care cost trend rate used was 13% in 2001 (9.5% in 2000 and 10% in 1999). The health care cost trend rate is projected to decline gradually to 4.5% by 2012.

10. INTEREST EXPENSE (INCOME): Interest expense is stated net of interest income of $15,476,840 in 2001 ($23,264,824 in 2000 and $25,610,881 in 1999).
Interest paid was $22,028,671 in 2001 ($21,625,267 in 2000 and $14,692,106 in
1999).

11. FEDERAL INCOME TAXES:

                      ---------------------------------------------
December 31,                   2001            2000            1999
-------------------------------------------------------------------
Currently payable       $49,900,000    $148,000,000    $124,000,000

Deferred                 11,000,000      19,400,000      10,600,000
                        -----------    ------------    ------------
                        $60,900,000    $167,400,000    $134,600,000
                        ===========    ============    ============
===================================================================

Current deferred federal income tax assets of approximately $103,000,000 in 2001 ($75,000,000 in 2000) relate primarily to differences between financial and tax reporting of inventories and accrued expenses. Non-current deferred federal income tax liabilities of approximately $144,000,000 in 2001 ($105,000,000 in 2000) relate primarily to differences between financial and tax reporting of depreciation, offset by accrued environmental costs. Federal income taxes paid were $20,416,000 in 2001 ($152,400,000 in 2000 and
$147,400,000 in 1999). State income taxes of $5,508,000 in 2001 ($15,210,000 in
2000 and $11,746,000 in 1999) have been recorded in cost of products sold.

12. ACQUISITIONS AND DISPOSITIONS: On March 31, 2001, Nucor purchased substantially all of the assets of Auburn Steel Company, Inc.'s steel bar facility in Auburn, New York for approximately $115,000,000. This facility has the capacity to produce up to 430,000 tons of merchant bar quality steel shapes, SBQ and rebar. On November 19, 2001, Nucor acquired ITEC Steel, Inc. and its wholly-owned subsidiary, Steel Truss and Frame Corp., with facilities in Texas and Georgia, for approximately $11,000,000, including liabilities assumed. The ITEC facilities produce light gauge steel framing. The acquisitions were not material to the consolidated financial statements and did not result in material goodwill or other intangible assets.

In February 2001, Nucor finalized the sale of the Bearing Products operation in North Carolina. In November 2001, Nucor sold Nucor Iron Carbide, Inc. in Trinidad, resulting in a pre-tax gain of $20,200,000, included primarily in marketing, administrative and other expenses. Both operations accounted for small percentages of Nucor's sales.

-----------------------------------------------------
28

13. QUARTERLY INFORMATION (UNAUDITED):

                      ----------------------------------------------------------------
December 31,             First Quarter  Second Quarter   Third Quarter  Fourth Quarter
--------------------------------------------------------------------------------------
2001
Net sales               $1,028,017,720  $1,078,574,872  $1,053,088,039   $ 979,567,947
Gross margin                84,245,334     100,011,733      74,911,842      59,776,643
Net earnings                32,738,976      33,292,863      20,463,277      26,465,891
Net earnings per share             .42             .43             .26             .34
======================================================================================
2000
Net sales               $1,199,634,778  $1,213,945,302  $1,163,088,140  $1,009,477,761
Gross margin               167,884,777     176,874,378     154,353,874     161,554,412
Net earnings                81,489,845      81,803,693      67,794,472      79,819,978
Net earnings per share             .94             .98             .85            1.03
======================================================================================

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------

PricewaterhouseCoopers LLP

January 31, 2002

Stockholders and Board of Directors
Nucor Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Nucor Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Nucor's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP.

Charlotte, North Carolina

BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT
-------------------------------------------
29


BOARD OF DIRECTORS                      JEFFREY M. KEMP                         MICHAEL S. GURLEY
                                        General Manager of Business             General Manager
PETER C. BROWNING                       Development and Strategic               Bar Mill Divison,Cold Finish Division
Non-Executive Chairman,                 Planning                                Darlington, South Carolina
Nucor Corporation
Dean, McColl School of Business         NORMAN L. MAERO                         LADO R. HALL
                                        General Manager of Construction         Vice President, General Manager
CLAYTON C. DALEY, JR.                                                           Sheet Mill Division, Beam Mill Division
Chief Financial Officer,                STEVEN J. ROWLAN                        Berkeley County, South Carolina
The Procter & Gamble Company            General Manager of
                                        Environmental Affairs                   DONALD N. HOLLOWAY
DANIEL R. DIMICCO                                                               Vice President, General Manager
Vice Chairman, President and            A. RAE EAGLE                            Vulcraft Division, Cold Finish Division
Chief Executive Officer,                Corporate Secretary                     Norfolk, Nebraska
Nucor Corporation
                                        OPERATIONS                              JAMES R. LANDRUM
Harvey B. Gantt                                                                 Vice President, General Manager
Partner, Gantt Huberman Architects      JAMES R. BEARD                          Vulcraft Division
                                        Vice President, General Manager         Grapeland, Texas
VICTORIA F. HAYNES                      Vulcraft Division, Cold Finish Division
President,                              Brigham City, Utah                      MICHAEL D. LEE
Research Triangle Institute                                                     General Manager
                                        A. JAY BOWCUTT                          Bar Mill Division
JAMES D. HLAVACEK                       Vice President, General Manager         Norfolk, Nebraska
Managing Director,                      Bar Mill Division
Market Driven Management                Plymouth, Utah                          HARRY R. LOWE
                                                                                Vice President
EXECUTIVE MANAGEMENT                    JAMES E. CAMPBELL                       Building Systems Group
                                        Vice President, General Manager
EXECUTIVE OFFICES                       Vulcraft Division                       DONALD R. MOODY
                                        Fort Payne, Alabama                     General Manager
DANIEL R. DIMICCO                                                               Light Gauge Steel Framing
Vice Chairman, President and            JEFF B. CARMEAN
Chief Executive Officer                 General Manager                         RAYMOND NAPOLITAN, JR.
                                        Building Systems Division               General Manager
TERRY S. LISENBY                        Swansea, South Carolina                 Building Systems Group
Chief Financial Officer, Treasurer                                              Terell, Texas
and Executive Vice President            DAVID L. CHASE
                                        Vice President, General Manager         ROBERT M. PROIA
JOHN J. FERRIOLA                        Sheet Mill Division                     General Manager
Executive Vice President                                                        Vulcraft of New York, Inc.
                                        SAMUEL E. COMMELLA, JR.                 Chemung, New York
HAMILITON LOTT, JR.                     General Manager
Executive Vice President                Sheet Mill Division                     K. REX QUERY
                                        Hickman, Arkansas                       General Manager
D. MICHAEL PARRISH                                                              Nucor Steel Auburn, Inc.
Executive Vice President                JAMES R. DARSEY                         Auburn, New York
                                        Vice President, General Manager
JOSEPH A. RUTKOWSKI                     Bar Mill Division                       JAMES W. RONNER
Executive Vice President                Jewett, Texas                           Vice President, General Manager
                                                                                Vulcraft Division
JAMES M. COBLIN                         GIFFIN F. DAUGHTRIDGE                   St. Joe, Indiana
Vice President, Human Resources         General Manager
                                        Plate Mill Division                     R. JOSEPH STRATMAN
ELIZABETH W. BOWERS                     Hertford County, North Carolina         Vice President, General Manager
General Manager of Taxes                                                        Nucor-Yamato Steel Company
                                        JERRY V. DEMARS                         Blytheville, Arkansas
JAMES D. FRIAS                          Vice President, General Manager
General Manager and                     Fastener Division                       LYNN E. STROCK
Corporate Controller                    St. Joe, Indiana                        Vice President, General Manager
                                                                                Vulcraft Division
ROBERT W. JOHNS                         RONALD L. DICKERSON                     Florence, South Carolina
Director of Marketing,                  General Manager
Sheet Mill Group                        Sheet Mill Division                     G. WAYNE STUDEBAKER
                                        Crawfordsville, Indiana                 General Manager
                                                                                Research and Development
                                                                                Norfolk, Nebraska

CORPORATE AND STOCK DATA
------------------------
30


EXECUTIVE OFFICES

2100 Rexford Road
Charlotte, North Carolina 28211
Phone 704/366-7000
Fax 704/362-4208

STOCK TRANSFERS
DIVIDEND DISBURSING
DIVIDEND REINVESTMENT

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
Phone 800/937-5449
Fax 718/92l-833 1


ANNUAL MEETING

Place -
The Park Hotel
2200 Rexford Road
Morrison A & B
Charlotte, North Carolina

Time/Date -
IO:00 A.M., Thursday
May 9,2002

STOCK LISTING

New York Stock Exchange
Trading Symbol - NUE

STOCK PRICE AND DIVIDENDS PAID

--------------------------------------------------------------------
                        First       Second       Third        Fourth
                      Quarter      Quarter     Quarter       Quarter
--------------------------------------------------------------------
  2001
  Stock Price:
     High              $47.55       $56.20      $53.15        $54.15
     Low                37.50        38.48       33.45         35.80
  Dividends Paid          .15          .17         .17           .17
--------------------------------------------------------------------
  2000
  Stock Price:
     High              $56.44       $51.25      $39.75        $41.19
     Low                45.06        33.00       29.94         29.50
  Dividends Paid          .13          .15         .15           .15
--------------------------------------------------------------------


10-K AND 1l-YEAR DATA

Copies of (1) Form 1O-K for 2001 filed with the Securities and Exchange Commission, and (2) various financial and statistical data for the years 1991 to 2001, are available on request.

INTERNET DATA

Various data is available on www.nucor.com.