Form 10-K, Exhibit 13
period 2003-12-31
NUCOR CORP
filed 2004-03-12
CIK 73309

FINANCIAL HIGHLIGHTS

	2003	2002	% CHANGE
FOR THE YEAR

Net sales	$6,265,823,467	$4,801,776,537	+30%

Earnings:

Earnings before income taxes	66,877,223	230,053,015	-71%

Provision for income taxes	4,096,000	67,973,000	-94%

Net earnings	62,781,223	162,080,015	-61%

Per share:

Basic	.80	2.08	-62%

Diluted	.80	2.07	-61%

Dividends per share	.80	.76	+5%

Percentage of net earnings to sales	1.0%	3.4%	-71%

Return on average equity	2.7%	7.2%	-63%

Capital expenditures	215,408,007	243,598,096	-12%

Depreciation	364,111,924	307,101,032	+19%

Sales per employee	636,803	527,581	+21%

AT YEAR END

Working capital	$990,965,062	823,825,820	+20%

Property, plant and equipment	2,817,135,193	2,932,058,102	-4%

Long-term debt	903,550,000	878,550,000	+3%

Stockholders’ equity	2,342,077,788	2,322,989,489	+1%

Per share	29.80	29.71	—

Shares outstanding	78,590,171	78,180,108	+1%

Employees	9,900	9,800	+1%

Certain amounts from the prior year have been reclassified to conform to the 2003 presentation.

FORWARD-LOOKING STATEMENTS Certain statements made in this annual report are forward-looking statements that involve risks and uncertainties. These forward-looking statements reflect the Company’s best judgment based on current information, and although we base these statements on circumstances that we believe to be reasonable when made, there can be no assurance that future events will not affect the accuracy of such forward-looking information. As such, the forward-looking statements are not guarantees of future performance, and actual results may vary materially from the results and expectations discussed herein. Factors that might cause the Company’s actual results to differ materially from those anticipated in forward-looking statements include, but are not limited to: (1) the sensitivity of the results of our operations to prevailing steel prices and changes in the supply and cost of raw materials, including scrap steel; (2) availability and cost of electricity and natural gas; (3) market demand for steel products; (4) competitive pressure on sales and pricing, including pressure from imports and substitute materials; (5) uncertainties surrounding the global economy including excess world capacity for steel production; (6) U.S. and foreign trade policy affecting steel imports or exports; (7) significant changes in government regulations affecting environmental compliance; (8) the cyclical nature of the domestic steel industry; (9) capital investments and their impact on our performance; (10) our safety performance; and (11) other factors described in the Company’s filings with the Securities and Exchange Commission.

AT A GLANCE

STEEL MILLS SEGMENT

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

STEEL PRODUCTS SEGMENT

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

STEEL MILLS SEGMENT

BAR MILLS, SHEET MILLS, STRUCTURAL MILLS AND PLATE MILL

Nucor operates scrap-based steel mills in sixteen facilities. These mills utilize modern steelmaking techniques and produce steel at a cost competitive with steel manufactured anywhere in the world.

BAR MILLS

Nucor has nine bar mills located throughout the United States that produce bars, angles and light structural shapes in carbon and alloy steels. These products have wide usage including automotive, construction, farm equipment, metal buildings, furniture and recreational equipment. Four of the bar mills were originally constructed by Nucor between 1969 and 1981 and are located in South Carolina, Nebraska, Texas and Utah. Nucor has undertaken extensive capital projects to keep these facilities modernized, including two projects completed in 2003: a modernization of the rolling mill at the Nebraska facility and a new finishing end at the South Carolina facility. Construction of a new melt shop at the Texas bar mill will be completed in 2004. In 2001, Nucor purchased substantially all of the assets of Auburn Steel Company, Inc.’s (“Auburn Steel”) steel bar facility in Auburn, New York for approximately $115,000,000. This facility has the capacity to produce up to 450,000 tons of merchant and special bar quality (SBQ) steel shapes and rebar. In 2002, Nucor completed the acquisition of substantially all the assets of Birmingham Steel Corporation (“Birmingham Steel”) for a cash purchase price of approximately $615,000,000. The four bar mills acquired from Birmingham Steel can produce in excess of 2,200,000 tons annually and are located in Alabama, Illinois, Mississippi and Washington. The total capacity of our nine bar mills is approximately 6,000,000 tons per year.

SHEET MILLS

The four sheet mills produce flat-rolled steel for automotive, appliances, pipes and tubes, construction and other industries. Nucor constructed the sheet mills in Indiana, Arkansas and South Carolina between 1989 and 1996. The constructed sheet mills utilize thin slab casters to produce hot rolled sheet, which can be further processed through cold rolling and galvanizing. In 2002, Nucor completed the purchase of substantially all the assets of Trico Steel Company, LLC (“Trico”) for a cash purchase price of $117,700,000. This sheet mill is located in Decatur, Alabama and has an annual capacity of approximately 1,900,000 tons, expanding our sheet capacity by 30%. Total capacity of the four sheet mills is about 8,700,000 tons per year.

STRUCTURAL MILLS

The structural mills produce wide flange steel beams, pilings and heavy structural steel products for fabricators, construction companies, manufacturers and steel service centers. In 1988, Nucor and Yamato Kogyo, one of Japan’s major producers of wide flange beams, completed construction of a beam mill located near Blytheville, Arkansas. Nucor owns a 51% interest in Nucor-Yamato Steel Company. During 1999, Nucor started operations at its 700,000 tons-per-year steel beam mill in South Carolina. Both mills use a special continuous casting method that produces a beam blank closer in shape to that of the finished beam than traditional methods. Current annual production capacity of our two structural mills is approximately 3,200,000 tons.

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

OPERATIONS REVIEW

OPERATIONS

Nucor’s steel mills are among the most modern and efficient mills in the United States. Recycled steel scrap and other metallics are melted in electric arc furnaces and poured into continuous casting systems. Highly sophisticated rolling mills convert the billets, blooms and slabs into rebar, angles, rounds, channels, flats, sheet, beams, plate and other products.

Production in 2003 was a record 17,441,000 tons, a 28% increase from 13,622,000 tons in 2002. Annual production capacity has grown from 120,000 tons in 1970 to a present total of about 19,100,000 tons.

The operations in the rolling mills are highly automated and require fewer operating employees than older mills. All Nucor steel mills have high productivity, which results in employment costs of approximately 9% of the sales dollar. This is lower than the employment costs of integrated steel companies producing comparable products. Employee turnover in all mills is extremely low. All employees have a significant part of their compensation based on their productivity. Production employees work under group incentives that provide increased earnings for increased production. This additional compensation is paid weekly.

Steel mills are large consumers of electricity and natural gas. Total energy costs increased approximately $4 per ton from 2002 to 2003; however, because of the high efficiency of Nucor steel mills, these energy costs were less than 10% of the sales dollar in 2003 and 2002.

Scrap and scrap substitutes are the most significant element in the total cost of steel production. The average cost of scrap and scrap substitutes increased 25% to $137 per ton in 2003 from $110 per ton in 2002. The average scrap cost per ton purchased increased $65 (57%) from December 2002 to December 2003.

MARKETS AND MARKETING

Approximately 93% of the sixteen steel mills’ production in 2003 was sold to outside customers and the balance was used internally by the Vulcraft, Cold Finish, Building Systems and Fastener divisions. Steel sales to outside customers in 2003 were a record 16,263,000 tons, 32% higher than the 12,314,000 tons in 2002.

Our steel mill customers are primarily manufacturers, steel service centers and fabricators. While the sheet mills continue to build long-term relationships with contract customers who purchase more value-added products, we did reduce our goal of 50-60% contract business when contract pricing deteriorated below acceptable levels in the last half of 2003. This adjustment will work to our advantage in 2004 by allowing greater price realization and providing us the opportunity to gain new contract business at fair prices. Long term, the sheet mills will continue to pursue profitable contract business.

TRADE ISSUES

Nucor’s continued involvement in trade issues is a critical part of our efforts to support the long-term success of our steel-making operations. Unfairly traded, illegally dumped steel imports have devastated the U.S. steel industry and its workers. In the first quarter of 2002, the Bush Administration implemented Section 201 to help the domestic steel industry recover from the illegal and predatory trading practices of foreign competitors. In December 2003, the Administration chose to end prematurely the temporary steel safeguard tariffs; however, we are optimistic about the Administration’s commitment to the vigorous enforcement of U.S. trade laws and the President’s promise to work with Congress to achieve a long-term solution to illegal dumping and other unfair trade practices.

NEWER FACILITIES AND EXPANSIONS

During 2001, Nucor started operations of the second cold rolling facility at the sheet mill in Berkeley County, South Carolina, increasing this mill’s cold rolled steel capacity from 750,000 tons to 1,500,000 tons per year, at a cost of more than $40,000,000.

At the end of the first quarter of 2001, Nucor completed the acquisition of the assets of Auburn Steel’s merchant bar, rebar and SBQ steel mill. Nucor Steel Auburn, Inc., is an important addition to our bar mills, as it gives Nucor a merchant bar presence in the Northeast and also is an excellent strategic fit with our Vulcraft facility in New York. The transition and integration of this business have been extremely successful and helped us develop our planning for more recent acquisitions.

In February 2002, Nucor announced that over $200,000,000 would be spent on three bar mill capital projects over the next three years. During 2003, we completed two of the three projects — modernizing the rolling mill at the Nebraska facility and installing a new finishing end at the South Carolina facility. Both of these projects were completed on time and on budget. By the end of 2003, these two bar mills had lowered their conversion costs, increased their yields and productivity, and improved product consistency. The third bar mill project, installing a new melt shop at the Texas mill, is on schedule for completion during 2004.

OPERATIONS REVIEW

In July 2002, Nucor’s wholly owned subsidiary, Nucor Steel Decatur, LLC, purchased substantially all the assets of Trico, for a purchase price of $117,700,000. This 1,900,000-ton sheet mill, located in Decatur, Alabama, began operations in 1997 but had been shut down as the result of bankruptcy. The purchase strategy called for a major renovation of the facility including: the scrap handling system, both electric arc furnaces, the alloy system, the water systems, the tunnel furnace, rolling mill gearing and the finished coil handling equipment. Capital expenditures for this facility were approximately $68,000,000 in 2002 and $17,000,000 in 2003. Nucor Steel Decatur experienced equipment problems during start-up in the second quarter of 2003; however, we have overcome these issues and continue to build volume rapidly and improve quality. Despite down-time for gearing work and holidays, production at this mill was over 375,000 tons in the fourth quarter, which equates to an annual rate of 1,500,000 tons.

In December 2002, we completed the acquisition of substantially all the assets of Birmingham Steel for a cash purchase price of approximately $615,000,000, including $116,900,000 in inventory and receivables. Primary assets purchased were four operating steel mills that produce rebar and other bar products and have combined annual capacity of more than 2,200,000 tons. These plants are very similar to the ones we have operated, and the employees are not represented by unions. The compatibility of the four purchased bar mills has helped to facilitate what has been a very smooth transition and integration process. These four bar mills, the largest acquisition in Nucor’s history, made a significant operating profit contribution in the challenging bar market conditions of 2003.

In late 2003, the sheet mill in Berkeley County, South Carolina, completed construction and began trials of a vacuum degasser. The degasser will allow Nucor to expand this facility’s product capacity into deep drawing steel grades, enabling us to participate in more value-added business in the automotive, appliance, lawn and garden, and heating-ventilation-air conditioning markets.

COMMERCIALIZATION OF NEW TECHNOLOGIES

Nucor began operations of its 100% owned Castrip® facility in Crawfordsville, Indiana in May 2002. This facility uses the breakthrough technology of strip casting, to which Nucor holds exclusive rights in the United States and Brazil. Strip casting involves the direct casting of molten steel into final shape and thickness without further hot or cold rolling. This process allows lower investment and operating costs, reduced energy consumption and smaller scale plants than can be economically built with current technology. This process also reduces the overall environmental impact of producing steel by generating significantly lower emissions, particularly NOx. During the second half of 2003, process improvements were made that increased the output of the Castrip facility, improved product quality and improved the life of key consumables. Multi-ladle casting sequences are now part of routine production. Increased production and improved product quality are expected to continue in 2004.

In April 2002, Nucor entered a joint venture with The Rio Tinto Group, Mitsubishi Corporation and Chinese steelmaker Shougang Corporation, to construct a commercial HIsmelt™ plant in Kwinana, Western Australia. The HIsmelt process converts iron ore fines and coal fines to liquid metal, eliminating the need for a blast furnace, sinter/pellet plants and coke ovens. Nucor has a 25% interest in the joint venture that owns the HIsmelt commercial plant. Construction is approximately 50% completed and production is scheduled to begin in the fourth quarter of 2004. This plant will have an annual capacity of 800,000 metric tons.

In April 2003, Nucor entered a joint venture with Companhia Vale do Rio Doce (“CVRD”) to construct and operate an environmentally friendly pig iron project in northern Brazil. The project will utilize two conventional mini-blast furnaces to produce about 380,000 metric tons of pig iron per year in its initial phase, using CVRD iron ore from its Carajas mine in northern Brazil. The charcoal source will be exclusively from eucalyptus trees grown in a cultivated forest of 82,000 acres with the total forest encompassing approximately 200,000 acres in northern Brazil. The cultivated forest removes more carbon dioxide from the atmosphere than the blast furnace process emits. It is anticipated that Nucor will purchase all of the production of the plant. Production is scheduled to begin in late 2004.

OPERATIONS REVIEW

OPERATIONS REVIEW

STEEL PRODUCTS SEGMENT

VULCRAFT is the nation’s largest producer of open-web steel joists, joist girders and steel deck, which are used for building construction.

OPERATIONS

Steel joists and joist girders are produced and marketed nationally through seven Vulcraft facilities located in South Carolina, Nebraska, Alabama, Texas, Indiana, Utah and New York. Current annual production capacity is more than 685,000 tons. In 2003, Vulcraft produced 503,000 tons of steel joists and joist girders, an increase of 9% from the 462,000 tons produced in 2002.

Material costs, primarily steel, were 56% of the joist sales dollar in 2003 (51% in 2002). In 2003 and 2002, Vulcraft obtained 99% and 97%, respectively, of its steel requirements for joists and joist girders from the Nucor bar mills. For 2003 and 2002, freight costs for joists and joist girders were less than 10% of the sales dollar. Vulcraft maintains an extensive fleet of trucks to ensure and control on-time delivery.

The Vulcraft facilities in South Carolina, Nebraska, Alabama, Texas, Indiana and New York produce steel deck. Current deck annual production capacity is approximately 430,000 tons. Vulcraft steel deck sales increased 7% from 330,000 tons in 2002 to 353,000 tons in 2003. Coiled sheet steel was about 66% of the steel deck sales dollar in 2003 (69% in 2002). In 2003 and 2002, Vulcraft obtained 99% and 96%, respectively, of its steel requirements for steel deck production from the Nucor sheet mills. For 2003 and 2002, freight costs for deck were less than 10% of the sales dollar.

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

Steel joists and joist girder sales are obtained by competitive bidding. Vulcraft quotes on a significant percentage of the domestic buildings using steel joists and joist girders as part of the support systems. In 2003, Vulcraft supplied more than 40% of total domestic sales of steel joists. Steel deck is specified in the majority of buildings using steel joists and joist girders. In 2003, Vulcraft supplied more than 30% of total domestic sales of steel deck.

Sales of steel joists, joist girders and steel deck are dependent on the non-residential building construction market.

NEWER FACILITIES

Nucor began construction on a Vulcraft facility in Chemung, New York (Vulcraft of New York, Inc.) in 2000. Start-up of the facility began in the second half of 2001. This facility produces steel joists, joist girders and steel deck and cost approximately $50,000,000. The majority of the raw materials for this facility are supplied by Nucor’s steel mills in Auburn, New York and Crawfordsville, Indiana. The Chemung Vulcraft facility represents a continuation of our successful value-added strategy, as well as expansion into a new geographic market for Vulcraft.

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

The total capacity of the three facilities is about 350,000 tons per year. All three facilities are among the most modern in the world and use in-line electronic testing to ensure outstanding quality. Nucor Cold Finish obtains most of its steel from the Nucor bar mills. This factor, along with the efficient facilities using the latest technology, results in a very competitive cost structure.

In 2003, sales of cold finished steel products were 237,000 tons, an increase of 5% from 2002’s 226,000 tons. The total cold finish market is estimated to be more than 1,800,000 tons. Nucor Cold Finish anticipates opportunities for significant increases in sales and earnings during the next several years.

FASTENER

Nucor Fastener’s state-of-the-art steel bolt-making facility in Indiana produces standard steel hexhead cap screws, hex bolts, structural bolts and custom-engineered fasteners. Fasteners are used in a broad range of markets, including automotive, machine tools, farm implements, construction and military applications.

Annual capacity is more than 75,000 tons, which is less than an estimated 20% of the total market for these products. The modern facility allows Nucor Fastener to maintain a highly competitive cost structure in a market currently dominated by foreign suppliers. This operation is highly automated and has fewer employees than comparable facilities. Nucor Fastener obtains much of its steel from the Nucor bar mills.

OPERATIONS REVIEW

BUILDING SYSTEMS AND LIGHT GAUGE STEEL FRAMING Nucor manufactures metal buildings and steel framing systems for commercial, industrial and residential construction markets.

BUILDING SYSTEMS

Nucor Building Systems produces metal building systems and components in Indiana, South Carolina and Texas. The annual capacity is more than 145,000 tons. The size of the buildings that can be produced ranges from less than 500 square feet to more than 1,000,000 square feet.

Complete metal building packages can be customized and combined with other materials such as glass, wood and masonry to produce a cost-effective, aesthetically pleasing building designed for customers’ special requirements. The buildings are sold through a builder distribution network in order to provide fast-track, customized solutions for building owners.

Building systems sales in 2003 were approximately 76,000 tons, an increase of 12% from the 68,000 tons sold in 2002. The primary markets are commercial, industrial and institutional buildings, including distribution centers, automobile dealerships, retail centers, schools, warehouses and manufacturing facilities. Nucor Building Systems obtains a significant portion of its steel requirements from the Nucor bar and sheet mills.

LIGHT GAUGE STEEL FRAMING

In November 2001, Nucor acquired ITEC Steel, Inc. (now called Nucon Steel). Nucon Steel specializes in load bearing light gauge steel framing systems for the commercial and residential construction markets with facilities in Texas and Georgia. As a leader in the emerging load bearing light gauge steel framing industry, Nucon Steel will provide Nucor with a platform to enter this rapidly expanding new market. Nucon currently produces steel trusses and wall panels for commercial construction. During 2004, Nucon Steel will begin production at its first residential facility. Nucor plans to aggressively broaden Nucon’s opportunities through geographic expansion and the introduction of new products.

In January 2002, Nucor announced that the company had entered into a strategic alliance with Truswal Systems Corporation. The alliance includes a software development and license agreement for proprietary design, engineering and layout software. Nucon Steel will use Truswal’s software in its operations and Truswal will market Nucon’s light gauge steel framing products through its fabricator network.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATIONS

Nucor is a domestic manufacturer of steel and steel products whose customers are located primarily in the United States. During the last five years, Nucor’s sales have increased 46% from $4,305,500,000 in 1998 to $6,265,800,000 in 2003. Although the average sales price per ton has decreased 20% from $448 in 1998 to $359 in 2003, total tons sold by Nucor have increased 82% from 9,612,000 tons to 17,473,000 tons over the same period. This growth has been generated through acquisitions, optimization of existing operations, and traditional greenfield projects using new technologies.

While Nucor historically has grown through greenfield projects and the continual improvement of existing operations, Nucor’s growth strategy in 2002 included two significant acquisitions: Nucor purchased the assets of Trico Steel Company, LLC (“Trico”) in Decatur, Alabama in July 2002 and the assets of Birmingham Steel Corporation (“Birmingham Steel”) in December 2002. Both of these acquisitions had a significant impact on the sales of 2003. The acquisition of the Decatur sheet mill increased our capacity for sheet steel by 30% to 8,700,000 tons per year. Although we experienced equipment problems early in 2003 that prolonged the start-up period of this facility, we have overcome these issues and expect to generate an operating profit at this mill in 2004, depending upon market conditions and the cost of raw materials.

The purchase of the Birmingham Steel assets for approximately $615,000,000 was the largest acquisition in Nucor’s history. These mills boosted Nucor’s 2003 shipment volume (outside and inside sales) by approximately 2,400,000 tons and made a significant contribution to net earnings in a year that experienced challenging bar market conditions. With remarkably similar cultures and excellent conversion costs, we are looking forward to attractive earnings growth from the four acquired bar mills.

In recent months, the prices of scrap steel and other raw materials have surged dramatically, hurting our profitability. Our average scrap cost per ton purchased increased $65 (57%) from December 2002 to December 2003. In response to this rapid and unprecedented increase in the price of our raw materials, Nucor became the first major North American steel producer to impose a raw material surcharge on its products. This surcharge, which Nucor put into effect in January 2004 and plans to continue until scrap costs decline to more normal levels, should help restore our margins to appropriate levels and ensure that we will be able to purchase the raw materials we need to fill our customers’ orders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Nucor reports its results in two segments: steel mills and steel products. The steel mills segment includes carbon and alloy steel in sheet, bars, structural and plate. The steel products segment includes steel joists and joist girders, steel deck, cold finished steel, steel fasteners, metal building systems and light gauge steel framing.

COMPARISON OF 2003 TO 2002

NET SALES

Net sales for 2003 increased 30% to $6,265,800,000, compared with $4,801,800,000 in 2002. The average sales price per ton increased less than 1% from $357 in 2002 to $359 in 2003, while total shipments to outside customers increased 30%. In the steel mills segment, net sales to external customers increased 34% from $4,062,600,000 in 2002 to $5,446,100,000 in 2003, primarily due to the additional production capacity obtained from the acquisitions of the assets of Trico and Birmingham Steel in 2002. Excluding the increases resulting from these acquisitions, total net sales to external customers increased 10% from 2002 to 2003. Net sales to external customers in the steel products segment were $739,200,000 in 2002, compared with $819,700,000 in 2003, an increase of 11%. This increase is primarily due to increased volume reflecting an improving non-residential construction market.

Nucor established new annual tonnage records in the steel mills segment for total steel shipments and steel shipments to outside customers in 2003. Total steel shipments increased 31% to 17,656,000 tons in 2003, compared with 13,438,000 tons in the previous year. Steel sales to outside customers increased 32% to 16,263,000 tons in 2003, compared with 12,314,000 tons in 2002. In the steel products segment, production and shipment volumes increased over the prior year across all major product lines; however, they still remain below the records established in the late 1990’s. Steel joist production for 2003 was 503,000 tons, compared with 462,000 tons in the previous year. Steel deck sales were 353,000 tons, compared with 330,000 tons in 2002. Cold finished steel sales were 237,000 tons in 2003, compared with 226,000 tons in the previous year.

COST OF PRODUCTS SOLD

The major component of cost of products sold is raw material costs. The average volume of raw materials used increased 24% from 2002 to 2003, consisting of an increase of 27% in the steel mills segment and an increase of 5% in the steel products segment. The average price of raw materials increased 19% from 2002 to 2003. The average price of raw materials in the steel mills segment and the steel products segment increased 21% and 5%, respectively, from 2002 to 2003. The average scrap and scrap substitute cost per ton used in our steel mills segment was $137 in 2003, an increase of 25% from $110 in 2002. By the fourth quarter of 2003, the average scrap and scrap substitute cost per ton used had increased to $155. The average scrap cost per ton purchased increased $65 (57%) from December 2002 to December 2003 and has continued to increase in the first few months of 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As a result of the increases in the cost of scrap and scrap substitutes, Nucor incurred a charge to value inventories using the last-in, first-out (“LIFO”) method of accounting of $115,000,000 in 2003 (including a LIFO charge of $17,600,000 for Nucor-Yamato Steel Company, of which Nucor owns 51%), compared with a charge of $34,300,000 in 2002 (including a LIFO charge of $50,000 for Nucor-Yamato Steel Company).

Another significant component of cost of products sold for the steel mills segment is energy costs, since steel mills are large consumers of electricity and gas. Total energy costs per ton increased approximately $4 from 2002 to 2003; however, because of the high efficiency of Nucor steel mills, these energy costs were less than 10% of the sales dollar in 2003 and 2002.

In December 2000, Nucor entered into a consent decree with the United States Environmental Protection Agency (“USEPA”) and certain states in order to resolve alleged environmental violations. Under the terms of this decree, Nucor is conducting testing at some of its facilities, performing corrective action where necessary, and piloting certain pollution control technologies.

During 2002 and 2003, Nucor revised estimates for environmental reserves as additional information became available. Nucor made approximately $6,000,000 in cash payments for remedial efforts during 2002 and made approximately $22,900,000 in net reductions to reserves. In 2003, Nucor made approximately $19,000,000 in cash payments for remedial efforts and reduced reserves by approximately $8,300,000. The most significant components of the decreases in environmental reserves in 2002 and 2003 related to an agreement with the USEPA that certain technologies identified in the consent decree were not feasible and a favorable court ruling that implicated additional potentially responsible parties for the cleanup of an off-site waste recycling facility.

GROSS MARGIN

Gross margins decreased from 10% in 2002 to 4% in 2003. In addition to the net sales and cost of products sold factors discussed above, gross margins were affected by pre-operating and start-up costs at several Nucor facilities. Pre-operating and start-up costs are the losses attributable to facilities or major projects that are either under construction or in the early stages of operation. Once these facilities or projects have attained a utilization rate that is consistent with similar operating facilities, they are no longer considered to be in start-up. Pre-operating and start-up costs of new facilities increased 39% to $117,500,000 in 2003, compared with $84,400,000 in 2002. In 2003, these costs primarily related to the start-up of the sheet mill in Decatur, Alabama and the Castrip facility at our sheet mill in Crawfordsville, Indiana. In 2002, these costs primarily related to the start-up of the Castrip facility, the Vulcraft facility in Chemung, New York and the sheet mill in Decatur, Alabama. Nucor Steel Decatur experienced equipment problems in the second quarter of 2003; however, the Nucor team has overcome these issues and the operating performance of Nucor Steel Decatur continues to improve. We expect our Decatur facility to be out of start-up in the second quarter of 2004. Our Castrip facility is an experimental implementation of a new steel-making technology; therefore, it is uncertain when start-up expenses for that operation will be completed.

MARKETING, ADMINISTRATIVE AND OTHER EXPENSES

The major components of marketing, administrative and other expenses are freight and profit sharing costs. Unit freight costs decreased 1% from 2002 to 2003. Profit sharing costs, which are based upon and fluctuate with pre-tax earnings, decreased 40% from 2002 to 2003.

INTEREST EXPENSE

Net interest expense is detailed below:

Year Ended December 31,	2003	2002
Interest expense	$27,151,640	$22,918,115
Interest income	(2,524,775)	(8,632,181)

Interest expense, net	$24,626,865	$14,285,934

Interest expense, net of interest income, increased from 2002 to 2003 primarily due to an increase in average long-term debt and a decrease in average short-term investments. In 2003, $61,250,000 aggregate principal amount of fixed rate industrial revenue bonds outstanding at December 31, 2002 were redeemed and reissued in the form of new variable rate industrial revenue bonds in like principal amount. The variable rates of these reissued bonds are currently several percentage points lower than the fixed rates of the prior bonds.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MINORITY INTERESTS

Minority interests represent the income attributable to the minority partners of Nucor’s joint venture, Nucor-Yamato Steel Company. Income attributable to minority interests decreased from $79,500,000 in 2002 to $23,900,000 in 2003. Cash distributions to minority interests decreased from $146,700,000 in 2002 to $63,300,000 in 2003. Under the partnership agreement, the minimum amount of cash to be distributed each year to the partners of Nucor-Yamato Steel Company is the amount needed by each partner to pay applicable U.S. federal and state income taxes. In some years, such as 2003 and 2002, the amount of cash distributed to minority interests exceeds amounts allocated to minority interests based on mutual agreement of the general partners; however, the cumulative amount of cash distributed to partners is less than the cumulative net earnings of the partnership.

OTHER INCOME

In 2003 and 2002, Nucor received $7,100,000 and $29,900,000, respectively, related to graphite electrodes anti-trust settlements. Producers of graphite electrodes, which are used by Nucor to deliver energy in electric arc furnaces, have entered into numerous settlement agreements with their customers as the result of a price fixing investigation by the Department of Justice that became public in 1997. We do not expect to receive any further graphite electrodes settlements. In the fourth quarter of 2003, Nucor realized a pre-tax gain on the sale of equipment of $4,400,000.

PROVISION FOR INCOME TAXES

Nucor had an effective tax rate of 6.12% in 2003 compared with 29.55% in 2002. The lower tax rate in 2003 is primarily due to state income tax credits, resolution of certain tax issues and the effect of reduced pre-tax earnings. In 2003 and 2002, Nucor recorded state income tax credits of $10,500,000 and $16,200,000, respectively. As pre-tax earnings increase, the effective tax rate is expected to increase to approximately the statutory rate.

NET EARNINGS

Net earnings were 3% of average equity in 2003, compared with 7% in 2002. The decrease in 2003 net earnings resulted primarily from higher scrap and energy costs, increased LIFO charges, increased pre-operating and start-up costs, less benefit from decreases in environmental reserves, increased interest expense and decreased other income. The decrease in net earnings was partially offset by decreased profit-sharing costs and a decrease in the effective tax rate.

COMPARISON OF 2002 TO 2001

NET SALES

Net sales for 2002 increased 11% to $4,801,800,000, compared with $4,333,700,000 in 2001. The average sales price per ton increased less than 1% from $354 in 2001 to $357 in 2002, while total shipments to outside customers increased 10%. The increase in steel shipments to outside customers occurred in the steel mills segment as imports subsided after the first quarter of 2002, when President Bush imposed a series of tariffs relating to dumped imported steel. Our steel products segment weakened in 2002 with lower selling prices and volumes reflecting a depressed non-residential construction market.

In the steel mills segment, total steel shipments increased 11% to 13,438,000 tons in 2002, compared with 12,141,000 tons in 2001. Steel sales to outside customers increased 12% to 12,314,000 tons in 2002, compared with 11,032,000 tons in 2001. In the steel products segment, steel joist production for 2002 was 462,000 tons, compared with 532,000 tons a year earlier. Steel deck sales were 330,000 tons, compared with 344,000 tons in 2001. Cold finished steel sales were 226,000 tons in 2002, compared with 203,000 tons in the year earlier period.

COST OF PRODUCTS SOLD

The average price of raw materials increased 8% from 2001 to 2002. The average price of raw materials in the steel mills segment and the steel products segment increased 9% and 1%, respectively, in 2002. The average scrap and scrap substitute cost per ton used in our steel mills segment was $110 in 2002, an increase of 9% from $101 in 2001.

During 2001, Nucor made $21,200,000 in cash payments for remedial efforts including a $9,000,000 penalty payment to the USEPA in conjunction with the consent decree and $6,000,000 as a minimum settlement for a particular cleanup. Nucor also made net reductions to reserves of approximately $3,900,000 in 2001. As part of the consent decree, Resource Conservation and Recovery Act site initial assessments were nearly completed which more clearly defined probable exposures.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GROSS MARGIN

Gross margins were 10% in both 2002 and 2001. The negative effect on gross margins of the rising costs of raw materials in 2002 was offset by a decrease in pre-operating and start-up costs. These costs decreased from $97,800,000 in 2001 to $84,400,000 in 2002. Pre-operating and start-up costs in 2002 primarily related to the start-up of the newly acquired sheet mill in Decatur, Alabama, the new Castrip facility at our sheet mill in Crawfordsville, Indiana, and the Vulcraft facility in Chemung, New York. In 2001, these costs primarily related to the start-up of the plate mill in Hertford County, North Carolina, and the Vulcraft facility in New York.

MARKETING, ADMINISTRATIVE AND OTHER EXPENSES

Unit freight costs were unchanged from 2001 to 2002. Profit sharing costs, which are based upon and fluctuate with pre-tax earnings, increased by 69% from 2001 to 2002.

INTEREST EXPENSE

Net interest expense is detailed below:

Year Ended December 31,	2002	2001
Interest expense	$22,918,115	$22,001,897
Interest income	(8,632,181)	(15,476,840)

Interest expense, net	$14,285,934	$6,525,057

Interest expense, net of interest income, increased from 2001 to 2002 as a result of increased average long-term debt and decreased average interest rates earned on short-term investments.

MINORITY INTERESTS

Income attributable to Nucor’s minority partners in Nucor-Yamato Steel Company was $79,500,000 in 2002, compared with $103,100,000 in 2001. Cash distributions to minority interests were $146,700,000 in 2002 and $120,500,000 in 2001.

OTHER INCOME

In 2002, Nucor received $29,900,000 related to a graphite electrodes anti-trust settlement. In 2001, Nucor sold Nucor Iron Carbide, Inc., in Trinidad, resulting in a pre-tax gain of $20,200,000.

PROVISION FOR INCOME TAXES

The effective tax rate was 29.55% in 2002 compared with 37.02% in 2001. The decrease in the effective tax rate was primarily due to state income tax credits recognized in 2002. In the fourth quarter of 2002, Nucor recorded state income tax credits of $16,200,000, of which $6,100,000 is non-recurring.

NET EARNINGS

Net earnings were 7% of average equity in 2002, compared with 5% in 2001. The increase in net earnings from 2001 to 2002 resulted primarily from increased volume in the steel mills segment, partly offset by a decline in volume and earnings in the steel products segment caused by a depressed non-residential construction market. In addition, the increase in net earnings in 2002 compared to 2001 was attributable to decreased pre-operating and start-up costs, increased other income related to the graphite electrodes anti-trust settlement, and reductions in environmental reserves due to changes in estimates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

During 2003, cash and short-term investments increased 60% from $219,000,000 to $350,300,000 and working capital increased 20% from $823,800,000 to $991,000,000. The current ratio was 2.6 in 2003 compared to 2.4 in 2002. Approximately $134,700,000 and $179,900,000 of the cash and short-term investments position at December 31, 2003 and December 31, 2002, respectively, was held by our 51%-owned joint venture, Nucor-Yamato Steel Company. We have a simple capital structure with no off-balance sheet arrangements or relationships with unconsolidated special purpose entities. Nucor uses natural gas purchase contracts to partially manage its exposure to price risk of natural gas which is used in the manufacturing process. The use of these contracts is immaterial for all periods presented.

December 31,	2003	2002
Cash and short-term investments	$350,332,243	$219,004,868
Cash and short-term investments held by Nucor-Yamato	134,700,000	179,900,000
Working capital	990,965,062	823,825,820
Current ratio	2.6	2.4

OPERATING ACTIVITIES

Nucor generated cash provided by operating activities of $494,600,000 in 2003 compared with $497,200,000 in 2002, a decrease of less than 1%. This decrease was the result of the 61% decrease in net earnings, which was partially offset by changes in operating assets and liabilities (exclusive of acquisitions and dispositions) that used cash of $26,100,000 in 2003 compared with $82,600,000 in 2002.

INVESTING ACTIVITIES

Our business is capital intensive; therefore, cash used in investing activities primarily represents capital expenditures for new facilities, the expansion and upgrading of existing facilities, and the acquisition of the assets of other companies. Cash used in investing activities decreased to $267,600,000 in 2003 compared with $901,400,000 in 2002, a year during which Nucor made its two largest acquisitions ever. Capital expenditures for new facilities and expansion of existing facilities decreased to $215,400,000 in 2003 compared with $243,600,000 in 2002.

In March 2003, Nucor’s wholly owned subsidiary, Nucor Steel Kingman, LLC, purchased substantially all of the assets of the Kingman, Arizona, steel facility of North Star Steel (“North Star”) for approximately $35,000,000.

In July 2002, Nucor acquired substantially all of the assets of Trico for a purchase price of $117,700,000. In December 2002, Nucor acquired substantially all of the assets of Birmingham Steel for a cash purchase price excluding transaction costs of approximately $615,000,000, including $116,900,000 in inventory and receivables. In connection with these acquisitions Nucor assumed $86,000,000 in bonds and $17,400,000 in other liabilities.

While Nucor’s acquisition activity in 2003 was not of the magnitude of 2002, we expect to continue to pursue acquisitions that offer the opportunity for long-term profitable growth.

FINANCING ACTIVITIES

Cash used in financing activities was $95,700,000 in 2003 compared with cash provided by financing activities of $160,800,000 in 2002. In 2003, Nucor issued $25,000,000 aggregate principal amount of variable rate industrial revenue bonds due 2038 and retired $16,000,000 aggregate principal amount of fixed rate industrial revenue bonds. During 2003, Nucor terminated an interest rate swap agreement that resulted in a gain of $2,300,000 that will be amortized over the remaining life of the debt as an adjustment to interest expense. Existing cash and short-term investments funded the acquisition of the assets of North Star in 2003.

In 2002, Nucor issued $350,000,000 aggregate principal amount of 4.875% notes due 2012 and retired $1,900,000 aggregate principal amount of industrial revenue bonds. Existing cash and short-term investments, and the $350,000,000 in new notes,

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

funded the acquisition of the assets of Trico and Birmingham Steel in 2002. The percentage of long-term debt to total capital (long-term debt plus minority interests plus stockholders’ equity) was 26% at year-end for both 2003 and 2002.

Nucor has an unsecured revolving credit facility that provides for up to $425,000,000 in revolving loans. The credit facility consists of (a) a $125,000,000 364-day revolver with an option to convert amounts outstanding under this facility to a one-year term loan, and (b) a $300,000,000 five-year multi-currency revolver. No borrowings were outstanding under the credit facility at December 31, 2003.

Nucor’s directors have approved the purchase of up to 15,000,000 shares of Nucor common stock. There were no repurchases during 2003 or 2002. Since the inception of the stock repurchase program in 1998, a total of approximately 10,800,000 shares have been repurchased at a cost of about $444,500,000.

MARKET RISK

All of Nucor’s industrial revenue bonds have variable interest rates that are adjusted weekly or annually. These industrial revenue bonds represent 42% of Nucor’s long-term debt outstanding at December 31, 2003. The remaining 58% of Nucor’s long-term debt is at fixed rates. Future changes in interest rates are not expected to significantly impact earnings. From time to time, Nucor makes use of interest rate swaps to manage interest rate risk. As of December 31, 2003, there were no such contracts outstanding. Nucor’s investment practice is to invest in securities that are highly liquid with short maturities. As a result, we do not expect changes in interest rates to have a significant impact on the value of our investment securities.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following table sets forth our contractual obligations and other commercial commitments as of December 31, 2003, not including related interest expense, if any, for the periods presented.

	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$903,550,000	$—	$1,250,000	$180,400,000	$721,900,000
Operating leases	3,309,000	1,199,000	2,110,000	—	—
Unconditional purchase obligations(1)	73,185,000	69,674,000	3,511,000	—	—
Other long-term obligations(2)	39,833,000	39,207,000	626,000	—	—

Total contractual cash obligations	$1,019,877,000	$110,080,000	$7,497,000	$180,400,000	$721,900,000

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
Guarantees(3)	$3,500,000	$3,500,000	$—	$—	$—

(1)	Purchase obligations on operating machinery and equipment.
(2)	Our share of estimated costs to construct and start-up the joint venture HIsmelt mill in Western Australia.
(3)	Financial guarantees on environmental remediation.

OUTLOOK

Nucor’s objective is to maintain a strong balance sheet while pursuing profitable growth. Nucor expects to obtain additional capacity through expansions at our existing steel mills, greenfield construction and future acquisitions. Capital expenditures are currently projected to be approximately $230,000,000 in 2004, which would be approximately $15,000,000 greater than in 2003. Funds provided from operations, existing credit facilities and new borrowings are expected to be adequate to meet future capital expenditure and working capital requirements for existing operations. Nucor believes that it has the financial ability to borrow significant additional funds and still maintain reasonable leverage in order to finance major acquisitions.

In the steel mills segment, total steel production is anticipated to increase significantly over the next several years from the 17,441,000 tons produced in 2003. If economic conditions continue to recover as anticipated, we expect that demand in non-residential construction will strengthen and that our profitability will improve as 2004 progresses. Although scrap prices have continued to increase since year-end 2003, we anticipate that higher average selling prices, achieved principally through the raw

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

material surcharge that was effective in January 2004, will provide increased margins for our products. This surcharge will also help ensure that we will be able to purchase the scrap needed to fill our customers’ needs. We expect to earn higher margins in 2004 than in 2003 due to improvements in the balance of supply and demand for our products, accompanied by the continuing recovery of the economy. We recognize that uncertainty in external factors such as raw material costs, the economy, and the level of imports will have a significant impact on our results. While we cannot control these outside forces, Nucor will continue to be on the forefront of anticipating and addressing the issues that this uncertainty in external factors raises for us and other steel producers.

In the steel products segment, the depressed level of non-residential construction over the past three years has unfavorably impacted the volume supplied by Vulcraft and Nucor Building Systems. Most projections for construction activity reflect an increase in non-residential building in 2004, which would positively affect the sales of the steel products segment. The positive impact of increased volume on earnings will be mitigated by the increased cost of raw materials for this segment.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end, and the reported amount of revenues and expenses during the year. On an ongoing basis, we evaluate our estimates, including those related to the valuation allowances for receivables, the carrying value of property, plant and equipment, reserves for environmental obligations, and income taxes. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Accordingly, actual costs could differ materially from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our consolidated financial statements.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers was to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

ASSET IMPAIRMENTS

We evaluate the impairment of our property, plant and equipment on an individual asset basis or by logical groupings of assets. Asset impairments are recognized whenever changes in circumstances indicate that the carrying amounts of those productive assets exceed their aggregate projected undiscounted cash flows. Fair market value is determined based on a discounted cash flow method.

ENVIRONMENTAL REMEDIATION

We are subject to environmental laws and regulations established by federal, state and local authorities, and make provision for the estimated costs related to compliance. Undiscounted remediation liabilities are accrued based on estimates of known environmental exposures. The accruals are reviewed periodically and, as investigations and remediation proceed, adjustments are made as we believe are necessary. The accruals are not reduced by possible recoveries from insurance carriers or other third parties. Our measurement of environmental liabilities is based on currently available facts, present laws and regulations, and current technology.

INCOME TAXES

We account for income taxes in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” We estimate our actual current tax expense and assess temporary differences that exist due to differing treatments of items for tax and financial statement purposes. These differences result in the recognition of deferred tax assets and liabilities. The deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period in which the change is enacted. We assess the realizability of deferred tax assets on an ongoing basis by considering whether it is more likely than not that some portion of the deferred tax assets will not be realized. If it is more likely than not, in our judgment, that the deferred tax assets will not be realized, we provide a valuation allowance.

SIX-YEAR FINANCIAL REVIEW

	2003	2002	2001	2000	1999	1998
FOR THE YEAR
Net sales	$6,265,823,467	$4,801,776,537	$4,333,706,754	$4,756,521,134	$4,158,293,140	$4,305,450,408
Costs, expenses and other:
Cost of products sold	5,996,547,199	4,332,277,330	3,914,278,371	3,929,181,904	3,531,896,413	3,632,637,842
Marketing, administrative and other expenses	165,369,035	175,588,347	150,665,488	183,175,557	154,773,600	147,973,101
Interest expense (income)	24,626,865	14,285,934	6,525,057	(816,104)	(5,095,299)	(3,832,252)
Minority interests	23,949,779	79,471,911	103,068,831	151,461,789	85,783,332	91,641,121
Other income	(11,546,634)	(29,900,000)	(20,200,000)	—	—	—

	6,198,946,244	4,571,723,522	4,154,337,747	4,263,003,146	3,767,358,046	3,868,419,812

Earnings before income taxes	66,877,223	230,053,015	179,369,007	493,517,988	390,935,094	437,030,596
Provision for income taxes	4,096,000	67,973,000	66,408,000	182,610,000	146,346,000	173,322,000

Net earnings	62,781,223	162,080,015	112,961,007	310,907,988	244,589,094	263,708,596
Net earnings per share:
Basic	.80	2.08	1.45	3.80	2.80	3.00
Diluted	.80	2.07	1.45	3.80	2.80	3.00
Dividends per share	.80	.76	.68	.60	.52	.48
Percentage of net earnings to sales	1.0%	3.4%	2.6%	6.5%	5.9%	6.1%
Return on average equity	2.7%	7.2%	5.2%	14.2%	11.3%	13.4%
Capital expenditures	215,408,007	243,598,096	261,145,658	415,404,602	374,717,759	502,910,263
Depreciation	364,111,924	307,101,032	289,063,213	259,365,173	256,637,460	264,038,622
Sales per employee	636,803	527,581	530,961	619,379	568,112	613,574

AT YEAR END
Current assets	$1,620,559,908	$1,415,361,648	$1,373,665,916	$1,379,529,050	$1,538,508,511	$1,129,467,383
Current liabilities	629,594,846	591,535,828	484,158,726	558,068,452	531,030,898	486,897,157

Working capital	990,965,062	823,825,820	889,507,190	821,460,598	1,007,477,613	642,570,226
Cash provided by operating activities	494,619,927	497,219,905	495,115,325	820,754,667	604,834,349	641,899,329
Current ratio	2.6	2.4	2.8	2.5	2.9	2.3
Property, plant and equipment	2,817,135,193	2,932,058,102	2,365,655,061	2,329,420,798	2,180,419,463	2,086,158,459
Total assets	4,492,353,054	4,381,001,217	3,759,348,176	3,710,867,705	3,718,927,974	3,215,625,842
Long-term debt	903,550,000	878,550,000	460,450,000	460,450,000	390,450,000	215,450,000
Percentage of debt to capital	26.4%	26.0%	15.6%	15.9%	13.4%	8.4%
Stockholders’ equity	2,342,077,788	2,322,989,489	2,201,460,329	2,130,951,640	2,262,247,906	2,072,551,781
Per share	29.80	29.71	28.29	27.47	25.96	23.73
Shares outstanding	78,590,171	78,180,108	77,814,511	77,582,948	87,133,737	87,352,906
Stockholders	61,000	64,000	47,000	51,000	55,000	62,000
Employees	9,900	9,800	8,400	7,900	7,500	7,200

Certain amounts for prior years have been reclassified to conform to the 2003 presentation.

CONSOLIDATED STATEMENTS OF EARNINGS AND STOCKHOLDERS’ EQUITY

CONSOLIDATED STATEMENTS OF EARNINGS

Year Ended December 31,	2003	2002	2001
NET SALES	$6,265,823,467	$4,801,776,537	$4,333,706,754
COSTS, EXPENSES AND OTHER:
Cost of products sold	5,996,547,199	4,332,277,330	3,914,278,371
Marketing, administrative and other expenses	165,369,035	175,588,347	150,665,488
Interest expense, net (Note 10)	24,626,865	14,285,934	6,525,057
Minority interests	23,949,779	79,471,911	103,068,831
Other income (Note 11)	(11,546,634)	(29,900,000)	(20,200,000)

	6,198,946,244	4,571,723,522	4,154,337,747

EARNINGS BEFORE INCOME TAXES	66,877,223	230,053,015	179,369,007
PROVISION FOR INCOME TAXES (Note 12)	4,096,000	67,973,000	66,408,000

NET EARNINGS	$62,781,223	$162,080,015	$112,961,007

NET EARNINGS PER SHARE (Note 13):
Basic	$.80	$2.08	$1.45

Diluted	$.80	$2.07	$1.45

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	COMMON STOCK				TREASURY STOCK (at cost)
	Shares	Amount	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	Shares	Amount
BALANCES, December 31, 2000	90,112,138	$36,044,855	$71,494,670	$2,478,785,710	12,529,190	$455,373,595

Net earnings in 2001				112,961,007
Employee stock options	214,253	85,701	8,830,541
Employee stock compensation and service awards			864,944		(17,310)	(629,219)
Cash dividends ($.68 per share)				(52,862,723)

BALANCES, December 31, 2001	90,326,391	36,130,556	81,190,155	2,538,883,994	12,511,880	454,744,376

Net earnings in 2002				162,080,015
Employee stock options	352,242	140,897	16,088,074
Employee stock compensation and service awards			2,117,577		(13,355)	(485,454)
Cash dividends ($.76 per share)				(59,382,857)

BALANCES, December 31, 2002	90,678,633	36,271,453	99,395,806	2,641,581,152	12,498,525	454,258,922

Net earnings in 2003				62,781,223
Employee stock options	387,993	155,197	16,272,888
Employee stock compensation and service awards			1,730,693		(22,070)	(802,245)
Cash dividends ($.80 per share)				(62,653,947)

BALANCES, December 31, 2003	91,066,626	$36,426,650	$117,399,387	$2,641,708,428	12,476,455	$453,456,677

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

December 31,	2003	2002

ASSETS CURRENT ASSETS:
Cash and short-term investments	$350,332,243	$219,004,868
Accounts receivable (Note 2)	572,479,237	483,607,972
Inventories (Note 3)	560,395,527	588,989,548
Other current assets (Note 12)	137,352,901	123,759,260

Total current assets	1,620,559,908	1,415,361,648
PROPERTY, PLANT AND EQUIPMENT (Note 4)	2,817,135,193	2,932,058,102
OTHER ASSETS	54,657,953	33,581,467

	$4,492,353,054	$4,381,001,217

LIABILITIES AND STOCKHOLDERS’ EQUITY CURRENT LIABILITIES:
Long-term debt due within one year (Note 5)	$—	$16,000,000
Accounts payable	329,862,740	247,229,067
Federal income taxes	—	8,948,999
Salaries, wages and related accruals	91,187,156	116,246,817
Accrued expenses and other current liabilities (Note 8)	208,544,950	203,110,945

Total current liabilities	629,594,846	591,535,828

LONG-TERM DEBT DUE AFTER ONE YEAR (Note 5)	903,550,000	878,550,000

DEFERRED CREDITS AND OTHER LIABILITIES (Notes 8, 9 and 12)	439,851,754	371,271,399

MINORITY INTERESTS	177,278,666	216,654,501

STOCKHOLDERS’ EQUITY (Note 6):
Common stock	36,426,650	36,271,453
Additional paid-in capital	117,399,387	99,395,806
Retained earnings	2,641,708,428	2,641,581,152

	2,795,534,465	2,777,248,411
Treasury stock	(453,456,677)	(454,258,922)

Total stockholders’ equity	2,342,077,788	2,322,989,489

	$4,492,353,054	$4,381,001,217

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,	2003	2002	2001

OPERATING ACTIVITIES
Net earnings Adjustments:	$62,781,223	$162,080,015	$112,961,007
Depreciation	364,111,924	307,101,032	289,063,213
Gain on sale of facility and equipment	(4,400,000)	—	(20,200,000)
Deferred income taxes	74,300,000	31,200,000	13,000,000
Minority interests	23,941,965	79,468,625	103,034,717
Changes in (exclusive of acquisitions and dispositions):
Accounts receivable	(88,871,265)	(99,777,898)	33,788,641
Inventories	28,972,554	(58,371,867)	26,302,845
Accounts payable	82,633,673	57,994,021	(20,991,631)
Accrued environmental costs	(27,874,000)	(22,192,000)	(25,187,000)
Other	(20,976,147)	39,717,977	(16,656,467)

Cash provided by operating activities	494,619,927	497,219,905	495,115,325

INVESTING ACTIVITIES
Capital expenditures	(215,408,007)	(243,598,096)	(261,145,658)
Investment in affiliates	(22,124,419)	(5,573,268)	—
Disposition of plant and equipment	11,633,717	448,546	22,650,119
Acquisitions (net of cash acquired)	(34,941,411)	(652,688,811)	(121,904,000)
Other investing activities	(6,741,708)	—	—

Cash used in investing activities	(267,581,828)	(901,411,629)	(360,399,539)

FINANCING ACTIVITIES
Increase in long-term debt	25,000,000	350,000,000	—
Repayment of long-term debt	(16,000,000)	(1,900,000)	—
Issuance of common stock	18,961,023	18,832,002	10,410,405
Distributions to minority interests	(63,317,800)	(146,701,100)	(120,491,200)
Cash dividends	(62,653,947)	(59,382,857)	(52,862,723)
Termination of interest rate swap agreement	2,300,000	—	—

Cash provided by (used in) financing activities	(95,710,724)	160,848,045	(162,943,518)
INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	131,327,375	(243,343,679)	(28,227,732)
CASH AND SHORT-TERM INVESTMENTS – BEGINNING OF YEAR	219,004,868	462,348,547	490,576,279

CASH AND SHORT-TERM INVESTMENTS – END OF YEAR	$350,332,243	$219,004,868	$462,348,547

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

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

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Repairs and maintenance are expensed on a pro-rata basis throughout the year. Impairments of long-lived assets are recognized whenever changes in circumstances indicate that the carrying amount of those productive assets exceeds their aggregate projected undiscounted cash flows.

NATURAL GAS CONTRACTS Nucor uses natural gas purchase contracts to partially manage its exposure to the price risk of natural gas used during the manufacturing process. The use of these contracts is immaterial for all periods presented.

REVENUE RECOGNITION Revenue is recognized at the time products are shipped to customers.

FREIGHT COSTS Internal fleet and some common carrier costs are included in marketing, administrative and other expenses. These costs included in marketing, administrative and other expenses were $47,448,274 in 2003 ($43,917,530 in 2002 and $48,282,035 in 2001). All other freight costs are included in cost of products sold.

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

Year Ended December 31,	2003	2002	2001
Net earnings – as reported	$62,781,223	$162,080,015	$112,961,007
Pro forma stock-based compensation cost	(7,376,077)	(5,172,756)	(4,463,762)

Net earnings – pro forma	$55,405,146	$156,907,259	$108,497,245

Net earnings per share – as reported:
Basic	$.80	$2.08	$1.45
Diluted	.80	2.07	1.45
Net earnings per share – pro forma:
Basic	.71	2.02	1.40
Diluted	.71	2.01	1.40

The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and experience.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual costs could differ from these estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

COMPREHENSIVE INCOME Comprehensive income is equal to net income for all periods presented.

RECLASSIFICATIONS Certain amounts for prior years have been reclassified to conform to the 2003 presentation.

2. ACCOUNTS RECEIVABLE:

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of our customers to make required payments. Accounts receivable are stated net of the allowance for doubtful accounts of $22,718,051 at December 31, 2003 ($ 20,040,651 in 2002 and $20,182,830 in 2001).

3. INVENTORIES:

Inventories consist of approximately 42% raw materials and supplies and 58% finished and semi-finished products at December 31, 2003 (40% and 60%, respectively, at December 31, 2002). Nucor’s manufacturing process consists of a continuous, vertically integrated process from which products are sold to customers at various stages throughout the process. Since most steel products can be classified as either finished or semi-finished products, these two categories of inventory are combined.

Inventories valued using the last-in, first-out (LIFO) method of accounting represent approximately 75% of total inventories at December 31, 2003 (77% in 2002). If the first-in, first-out (FIFO) method of accounting had been used, inventories would have been $157,586,096 higher at December 31, 2003 ($42,607,667 higher in 2002). Use of the lower of cost or market reduced inventories by $268,709 at December 31, 2003 ($1,319,314 in 2002).

4. PROPERTY, PLANT AND EQUIPMENT:

December 31,	2003	2002
Land and improvements	$132,920,241	$122,624,444
Buildings and improvements	455,440,978	452,382,223
Machinery and equipment	4,623,371,845	4,475,430,898
Construction in process
and equipment deposits	119,083,418	43,793,154

	5,330,816,482	5,094,230,719

Less accumulated depreciation	2,513,681,289	2,162,172,617

	$2,817,135,193	$2,932,058,102

The estimated useful lives range from 10 to 20 years for buildings and land improvements and range from 3 to 12 years for machinery and equipment.

5. LONG-TERM DEBT AND FINANCING ARRANGEMENTS:

December 31,	2003	2002
Industrial revenue bonds:
1.13% to 1.45%, variable, due from 2006 to 2038	$378,550,000	$292,300,000
5.75% to 8%, fixed, due from 2003 to 2023	—	77,250,000
Notes, 6%, due 2009	175,000,000	175,000,000
Notes, 4.875%, due in 2012	350,000,000	350,000,000

	903,550,000	894,550,000
Less current maturities	—	(16,000,000)

	$903,550,000	$878,550,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

At December 31, 2002, Nucor had an interest rate swap agreement of $175,000,000 outstanding that was accounted for as a fair value hedge. Under the agreement, Nucor paid a variable rate of interest and received a fixed rate of interest over the term of the interest rate swap agreement. The interest rate swap agreement converted the $175,000,000 note payable from a fixed rate obligation to a variable rate obligation. The change in the fair value of this agreement was recorded in earnings as an equal offset to the change in fair value of the underlying debt obligation. Since the fair value hedge was 100% effective, there was no impact to net earnings. The variable interest rate was the six-month LIBOR rate in arrears plus 1.495%. In 2003, Nucor terminated this interest rate swap agreement. The $2,300,000 gain on the terminated swap agreement will be amortized over the remaining life of the debt as an adjustment to interest expense.

In October 2002, Nucor entered into an unsecured revolving credit facility that provides for up to $425,000,000 in revolving loans. The credit facility consists of (a) a $125,000,000 364-day revolver with an option to convert amounts outstanding under this facility to a one-year term loan, and (b) a $300,000,000 five-year multi-currency revolver. No borrowings were outstanding under the credit facility at December 31, 2003 or 2002. The credit facility includes customary financial and other covenants, including a limit on the ratio of debt to total capital of 50% and a limit on Nucor’s ability to pledge the Company’s assets.

Annual aggregate long-term debt maturities are: none in 2004; none in 2005; $1,250,000 in 2006; none in 2007; and none in 2008.

The fair value of Nucor’s long-term debt approximates the carrying value.

In 2003, $61,250,000 aggregate principal amount of the fixed rate industrial revenue bonds outstanding at December 31, 2002 were redeemed and reissued in the form of new variable rate industrial revenue bonds in like principal amount. The maturity dates of some of these bonds were also extended. In addition, $86,000,000 aggregate principal amount of the variable rate industrial revenue bonds outstanding at December 31, 2002 was redeemed and reissued in the form of new variable rate industrial revenue bonds in like principal amount, extending the maturity from 2026 and 2027 to 2036.

6. CAPITAL STOCK:

The par value of Nucor’s common stock is $.40 per share and there are 200,000,000 shares authorized.

Nucor’s Key Employees’ Incentive Stock Option Plans provide that common stock options may be granted to key employees and officers with exercise prices at 100% of the market value on the date of the grant. Outstanding options are exercisable six months after grant date and have a term of seven years. At December 31, 2003, 5,457,265 shares (1,291,962 in 2002 and 1,737,789 in 2001) were reserved for future grants.

Effective January 1, 2001, Nucor established a Non-Employee Director Equity Plan (“Plan”) that provides that common stock options may be granted to members of the Board of Directors of Nucor who are not employees of Nucor. The Plan grants options to purchase Nucor’s common stock with exercise prices at 100% of the market value on the date of the grant. Outstanding options are exercisable six months after grant date and have a term of seven years. At December 31, 2003, 272,565 shares (291,525 in 2002 and 295,689 in 2001) were reserved for future grants.

A summary of Nucor’s stock option plans is as follows:

Year Ended December 31,	2003		2002		2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Number of shares under option:
Outstanding at beginning of year	1,246,086	$47.84	1,154,864	$45.48	990,630	$44.60
Granted	870,361	46.01	458,810	52.66	470,338	46.64
Exercised	(387,993)	42.55	(352,242)	46.07	(214,253)	41.62
Canceled	(16,704)	49.81	(15,346)	54.88	(91,851)	51.02

Outstanding at end of year	1,711,750	48.09	1,246,086	47.84	1,154,864	45.48

Options exercisable at end of year	1,322,826	47.15	993,331	47.54	924,932	44.61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$36.01 –$ 42.00	367,387	5.5 years	$40.41	367,387	$40.41
42.01 – 48.00	232,083	3.5 years	44.93	232,083	44.93
48.01 – 54.00	917,598	5.4 years	50.02	528,674	49.08
54.01 – 60.00	194,682	5.2 years	57.25	194,682	57.25

36.01 – 60.00	1,711,750	5.1 years	48.09	1,322,826	47.15

The pro forma net earnings and pro forma net earnings per share amounts calculated according to SFAS No. 123 are disclosed in Note 1, above. The weighted average fair value of options granted was $14.37 in 2003 ($18.69 in 2002 and $14.59 in 2001). The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

Year Ended December 31,	2003	2002	2001
Expected dividend yield	1.56% – 1.92%	1.33% – 1.55%	1.39% –1.53%
Expected stock price volatility	43.37% – 46.51%	49.03%	41.02%
Risk-free interest rate	1.91% – 2.62%	2.32% – 4.14%	3.45% –4.43%
Expected life of options (in years)	3.5	3.5	3.5

Nucor’s Senior Officers Annual and Long-Term Incentive Plans authorize the distribution of common stock to officers subject to certain conditions and restrictions. The restricted share awards are not to exceed 1,000,000 shares. Common stock may be awarded at the end of the performance period at no cost to the officers if certain financial goals are met. Compensation expense is recorded over the performance and vesting period based on the anticipated number and market value of shares to be awarded. Under the Annual Incentive Plan, the participant is fully vested in a portion of the stock award while the remainder vests at the participant’s attainment of age fifty-five while employed by Nucor. Under the Long-Term Incentive Plan, these restricted stock awards vest one-third each year for three years from the date of grant or vest upon the participant’s attainment of age fifty-five while employed by Nucor. Compensation expense for performance shares was $1,500,000 in 2003, the year in which these plans were adopted by the stockholders. No shares have been awarded; therefore, 1,000,000 shares remain available for awards.

250,000 shares of preferred stock, par value of $4.00 per share, are authorized, with preferences, rights and restrictions as may be fixed by Nucor’s Board of Directors. No shares of preferred stock have been issued since their authorization in 1964.

7. STOCKHOLDER RIGHTS PLAN:

In 2001, the Board of Directors adopted a Stockholder Rights Plan (“Plan”) in which one right (“Right”) was declared as a dividend for each Nucor common share outstanding. Each Right entitles Nucor common stockholders to purchase, under certain conditions, one five-thousandth of a share of newly authorized Series A Junior Participating Preferred Stock (“Preferred Stock”), with one five-thousandth of a share of Preferred Stock intended to be the economic equivalent of one share of Nucor common stock. Until the occurrence of certain events, the Rights are represented by and traded in tandem with Nucor common stock. Rights will be exercisable only if a person or group acquires beneficial ownership of 15 percent (15%) or more of the Nucor common shares or commences a tender or exchange offer, upon the consummation of which such person or group would beneficially own 15 percent (15%) or more of the common shares. Upon such an event, the Rights enable dilution of the acquiring person’s or group’s interest by providing that other holders of Nucor common stock may purchase, at an exercise price of $150.00, Nucor common stock, or in the discretion of the Board of Directors, Preferred Stock, having double the value of such exercise price. Nucor will be entitled to redeem the Rights at $.001 per Right under certain circumstances set forth in the Plan. The Rights themselves have no voting power and will expire on March 8, 2011, unless earlier exercised, redeemed or exchanged. Each one five-thousandth of a share of Preferred Stock has the same voting rights as one share of Nucor common stock, and each share of Preferred Stock has 5,000 times the voting power of one share of Nucor common stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

8. CONTINGENCIES:

Nucor is subject to environmental laws and regulations established by federal, state and local authorities; and makes provision for the estimated costs related to compliance. Of the undiscounted total $54,894,000 of accrued environmental costs at December 31, 2003 ($82,768,000 in 2002), $21,994,000 was classified in accrued expenses and other current liabilities ($37,418,000 in 2002) and $32,900,000 was classified in deferred credits and other liabilities ($45,350,000 in 2002). During 2003 and 2002, Nucor revised estimates as additional information was obtained, reducing environmental reserves by $8,295,000 and $22,943,000, respectively. In December 2000, the United States Environmental Protection Agency and the Department of Justice announced an agreement with Nucor and certain states that resolved alleged environmental violations. Nucor continues to implement the various components of the consent decree, which involve air and water pollution control technology demonstrations along with other environmental management practices. The accrued environmental costs include the expenses that we expect to incur as a result of the consent decree.

Other contingent liabilities with respect to product warranties, legal proceedings and other matters arise in the normal course of business. In the opinion of management, no such matters exist which would have a material effect on the consolidated financial statements.

9. EMPLOYEE BENEFIT PLAN:

Nucor has a Profit Sharing and Retirement Savings Plan for qualified employees. Nucor’s expense for these benefits was $8,912,896 in 2003 ($25,898,823 in 2002 and $18,998,950 in 2001). Nucor also has a medical plan covering certain eligible early retirees. The unfunded obligation, included in deferred credits and other liabilities in the balance sheet, totaled $40,348,589 at December 31, 2003 ($38,211,081 in 2002). Expense associated with this plan was $2,296,024 in 2003 ($1,753,035 in 2002 and $1,085,758 in 2001). The discount rate used was 6% in 2003 (6.5% in 2002 and 7% in 2001). The health care cost trend rate used was 11% in 2003 (12% in 2002 and 13% in 2001). The health care cost trend rate is projected to decline gradually to 5% by 2011.

10. INTEREST EXPENSE:

Interest expense is stated net of interest income of $2,524,775 in 2003 ($8,632,181 in 2002 and $15,476,840 in 2001). Interest paid was $33,004,861 in 2003 ($19,886,247 in 2002 and $22,028,671 in 2001).

11. OTHER INCOME:

In 2003 and 2002, Nucor received $7,100,000 and $29,900,000, respectively, related to graphite electrodes anti-trust settlements. Also in 2003, Nucor sold equipment resulting in a pre-tax gain of $4,400,000. In 2001, Nucor sold Nucor Iron Carbide, Inc., in Trinidad, resulting in a pre-tax gain of $20,200,000.

12. INCOME TAXES:

The provision for income taxes consists of the following:

Year Ended December 31,	2003	2002	2001
Current:
Federal	$(58,500,000)	$54,000,000	$49,900,000
State	(11,704,000)	(17,227,000)	3,508,000

Total current	(70,204,000)	36,773,000	53,408,000

Deferred:
Federal	71,500,000	31,400,000	11,000,000
State	2,800,000	(200,000)	2,000,000

Total deferred	74,300,000	31,200,000	13,000,000

Total provision for income taxes	$4,096,000	$67,973,000	$66,408,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

A reconciliation of the federal statutory tax rate (35%) to the total provision is as follows:

Year Ended December 31,	2003	2002	2001
Taxes computed at statutory rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	(8.65)	(4.92)	2.00
Penalties	—	—	1.77
Resolution of prior year contingencies	(15.93)	—	—
Federal research credit	(4.07)	(.62)	(1.54)
Other, net	(.23)	.09	(.21)

Provision for income taxes	6.12%	29.55%	37.02%

Deferred tax assets and liabilities resulted from the following:

December 31,	2003	2002
Deferred tax assets:
Accrued liabilities and reserves	$99,124,381	$114,759,338
Allowance for doubtful accounts	6,683,406	6,271,704
Inventory	74,542,802	69,957,269
Credit carryforwards	10,842,865	—
Post retirement benefits	15,817,120	13,878,074

Total deferred tax assets	207,010,574	204,866,385
Deferred tax liabilities:
Property, plant and equipment	(349,617,574)	(273,173,385)

Total net deferred tax liabilities	$(142,607,000)	$(68,307,000)

Current deferred tax assets were $115,193,000 at December 31, 2003 ($116,693,000 in 2002). Non-current deferred tax liabilities were $257,800,000 at December 31, 2003 ($185,000,000 in 2002). Nucor received $54,926,000 in net federal and state income tax refunds in 2003 and paid $31,693,000 and $20,397,000 in 2002 and 2001, respectively.

13. EARNINGS PER SHARE:

The computations of basic and diluted earnings per share are as follows:

Year Ended December 31,	2003	2002	2001
Basic earnings per share:
Basic net earnings	$62,781,223	$162,080,015	$112,961,007

Average shares outstanding	78,265,686	78,089,501	77,707,832

Basic net earnings per share	$.80	$2.08	$1.45

Diluted earnings per share:
Diluted net earnings	$62,781,223	$162,080,015	$112,961,007

Diluted average shares outstanding:
Basic shares outstanding	78,265,686	78,089,501	77,707,832
Dilutive effect of stock options	151,017	160,039	75,412

	78,416,703	78,249,540	77,783,244

Diluted net earnings per share	$.80	$2.07	$1.45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

14. SEGMENTS:

Nucor reports its results in two segments: steel mills and steel products. The steel mills segment includes carbon and alloy steel in sheet, bars, structural and plate. The steel products segment includes steel joists and joist girders, steel deck, cold finished steel, steel fasteners, metal building systems and light gauge steel framing. The segments are consistent with the way Nucor manages its business, which is primarily based upon the similarity of the types of products produced and sold by each segment.

Management evaluates the operating performance of each of its segments based upon division contribution. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Nucor accounts for intercompany sales at prices approximating current market value. Interest expense, minority interests, other income and certain marketing, administrative and other expenses, such as changes in the LIFO reserve and environmental accruals, are shown under Corporate/eliminations/other. Corporate assets primarily include cash and short-term investments, deferred income tax assets and investments in affiliates.

Year Ended December 31,	2003	2002	2001
Net sales to external customers:
Steel mills	$5,446,126,763	$4,062,589,428	$3,449,645,631
Steel products	819,696,704	739,187,109	884,061,123

	$6,265,823,467	$4,801,776,537	$4,333,706,754

Intercompany sales:
Steel mills	$520,207,408	$355,586,154	$337,776,416
Steel products	5,275,389	5,350,019	6,492,677
Corporate/eliminations/other	(525,482,797)	(360,936,173)	(344,269,093)

	$—	$—	$—

Depreciation expense:
Steel mills	$346,135,887	$288,879,257	$274,015,541
Steel products	17,976,037	18,221,775	15,047,672

	$364,111,924	$307,101,032	$289,063,213

Earnings (loss) before income taxes:
Steel mills	$209,399,662	$401,820,248	$207,358,153
Steel products	(14,327,635)	(407,489)	98,405,118
Corporate/eliminations/other	(128,194,804)	(171,359,744)	(126,394,264)

	$66,877,223	$230,053,015	$179,369,007

Segment assets:
Steel mills	$3,927,391,577	$4,017,013,672	$3,253,454,574
Steel products	324,234,723	302,444,958	297,581,986
Corporate/eliminations/other	240,726,754	61,542,587	208,311,616

	$4,492,353,054	$4,381,001,217	$3,759,348,176

Capital expenditures:
Steel mills	$201,134,041	$237,528,578	$206,561,688
Steel products	14,273,966	6,069,518	53,482,338
Corporate/eliminations/other	—	—	1,101,632

	$215,408,007	$243,598,096	$261,145,658

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

Net sales by product were as follows. Further product group breakdown is impracticable.

Year Ended December 31,	2003	2002	2001
Net sales to external customers:
Sheet	$2,371,610,364	$1,905,516,770	$1,421,651,648
Bars	1,746,805,296	863,373,558	804,899,153
Structural	1,005,858,921	1,026,991,446	1,073,351,752
Plate	321,852,182	266,707,654	149,743,078
Steel products	819,696,704	739,187,109	884,061,123

	$6,265,823,467	$4,801,776,537	$4,333,706,754

15. ACQUISITIONS AND DISPOSITIONS:

On March 24, 2003, Nucor’s wholly owned subsidiary, Nucor Steel Kingman, LLC, purchased substantially all of the assets of the Kingman, Arizona steel facility of North Star Steel (“North Star”) for approximately $35,000,000. The purchase price did not include working capital and Nucor assumed no material liabilities of the North Star operation. On July 22, 2002, Nucor’s wholly owned subsidiary, Nucor Steel Decatur, LLC, purchased substantially all of the assets of Trico Steel Company, LLC (“Trico”) for a purchase price of $117,700,000. The purchase price included approximately $86,600,000 of Trico’s debt and other current liabilities that were assumed by Nucor. These acquisitions were not material to the consolidated financial statements and did not result in goodwill or other intangible assets.

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

$621,623,763

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

The results of Birmingham Steel have been included in the consolidated financial statements from the date of acquisition. Unaudited pro forma operating results for Nucor, assuming the acquisition of Birmingham Steel occurred as of the beginning of each of the periods presented, are as follows:

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

On March 31, 2001, Nucor purchased substantially all of the assets of Auburn Steel Company, Inc.’s steel bar facility in Auburn, New York for approximately $115,000,000. This facility produces merchant bar quality steel shapes, SBQ and rebar. On November 19, 2001, Nucor acquired ITEC Steel, Inc., and its wholly owned subsidiary, Steel Truss and Frame Corp., with facilities in Texas and Georgia, for approximately $11,000,000, including liabilities assumed. These facilities, now known as Nucon Steel, produce light gauge steel framing. The acquisitions were not material to the consolidated financial statements and did not result in material goodwill or other intangible assets.

In February 2001, Nucor finalized the sale of the Bearing Products operation in North Carolina. In November 2001, Nucor sold Nucor Iron Carbide, Inc., in Trinidad, resulting in a pre-tax gain of $20,200,000. Both operations accounted for small percentages of Nucor’s sales.

16. SUBSEQUENT EVENT:

In January 2004, Nucor entered into an agreement with Harris Steel Group, Inc., for the purchase of a one-half interest in its wholly owned subsidiary, Harris Steel, Inc., for a cash purchase price of approximately $21,000,000. In addition, Harris Steel Group may receive up to an additional $6,000,000 upon the achievement of certain operating results of the venture over the next five years.

REPORT OF INDEPENDENT AUDITORS

17. QUARTERLY INFORMATION (UNAUDITED):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003
Net sales	$1,480,270,987	$1,520,460,884	$1,604,011,344	$1,661,080,252
Gross margin	73,846,099	66,315,396	71,153,977	57,960,796
Net earnings(1)	17,781,759	8,425,090	16,021,779	20,552,595
Net earnings per share:
Basic	.23	.11	.20	.26
Diluted	.23	.11	.20	.26
2002
Net sales	$1,080,636,981	$1,198,032,206	$1,228,529,423	$1,294,577,927
Gross margin	100,899,364	128,386,346	121,930,407	118,283,090
Net earnings(2)	20,262,295	59,748,302	39,178,800	42,890,618
Net earnings per share:
Basic	.26	.77	.50	.55
Diluted	.26	.76	.50	.55

(1)	The first and third quarters of 2003 include gains of $2,300,000 and $4,800,000, respectively, related to graphite electrodes anti-trust settlements. The fourth quarter of 2003 includes a pre-tax gain of $4,400,000 resulting from the sale of equipment.
(2)	The second quarter of 2002 includes a gain of $29,900,000 related to a graphite electrodes anti-trust settlement.

REPORT OF INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP

February 9, 2004

Stockholders and Board of Directors

Nucor Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Nucor Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Nucor’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Charlotte, North Carolina

CORPORATE AND STOCK DATA

EXECUTIVE OFFICES

2100 Rexford Road

Charlotte, North Carolina 28211

Phone 704/366-7000

Fax 704/362-4208

STOCK TRANSFERS

DIVIDEND DISBURSING

DIVIDEND REINVESTMENT

American Stock Transfer & Trust Company

59 Maiden Lane

New York, New York 10038

Phone 800/937-5449

Fax 718/236-2641

ANNUAL MEETING

Place

The Park Hotel

2200 Rexford Road

Morrison A & B

Charlotte, North Carolina

Time/Date

10:00 a.m., Thursday

May 13, 2004

STOCK LISTING

New York Stock Exchange

Trading Symbol – NUE

STOCK PRICE AND DIVIDENDS PAID

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003
Stock price:
High	$45.05	$52.50	$52.55	$58.79
Low	35.03	38.45	45.20	47.98
Dividends paid	.19	.20	.20	.20
2002
Stock price:
High	$66.35	$70.15	$65.31	$51.36
Low	49.86	57.05	38.80	36.00
Dividends paid	.17	.19	.19	.19

FORM 10-K

A copy of Nucor’s 2003 annual report filed with the Securities and Exchange Commission (“SEC”) on Form 10-K is available to stockholders on request.

The certifications of Nucor’s Chief Executive Officer and Chief Financial Officer regarding the quality of Nucor’s public disclosure that is required by Section 302 of The Sarbanes Oxley Act of 2002 is included as an exhibit to Nucor’s annual report on Form 10-K.

INTERNET ACCESS

Nucor’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to these reports, are available without charge through Nucor’s website, www.nucor.com, as soon as reasonably practicable after Nucor files these reports electronically with or furnishes them to the SEC. Additional information available on our website includes our Corporate Governance Principles, Board of Directors Committee Charters, Standards of Business Conduct and Ethics, and Code of Ethics for Senior Financial Professionals as well as various other financial and statistical data. Written copies are available to stockholders on request.

THIS ANNUAL REPORT HAS BEEN PRINTED ON RECYCLED PAPER.