Form 10-K, Exhibit 13
period 2004-12-31
NUCOR CORP
filed 2005-03-08
CIK 73309

Exhibit 13 Nucor Corporation 2004 Form 10-K

FINANCIAL HIGHLIGHTS (dollar amounts in thousands, except per share data)

	2004	2003	% CHANGE
FOR THE YEAR
Net sales	$11,376,828	$6,265,823	82%
Earnings:
Earnings before income taxes	1,731,276	66,877	2489%
Provision for income taxes	609,791	4,096	14,787%

Net earnings	1,121,485	62,781	1,686%
Per share:
Basic(1)	7.08	0.40	1,670%
Diluted(1)	7.02	0.40	1,655%
Dividends per share(1)	0.47	0.40	18%
Percentage of net earnings to net sales	9.9%	1.0%	884%
Return on average equity	38.7%	2.7%	1,333%
Capital expenditures	285,925	215,408	33%
Depreciation	383,305	364,112	5%
Sales per employee	1,107	637	74%
AT YEAR END
Working capital	$2,109,158	$990,965	113%
Property, plant and equipment	2,818,307	2,817,135	—
Long-term debt	923,550	903,550	2%
Stockholders’ equity	3,455,985	2,342,077	48%
Per share(1)	21.67	14.90	45%
Shares outstanding(1)	159,512	157,180	1%
Employees	10,600	9,900	7%

(1)	Per share amounts and shares outstanding have been restated to reflect the two-for-one stock split effective October 15, 2004.

FORWARD-LOOKING STATEMENTS Certain statements made in this annual report are forward-looking statements that involve risks and uncertainties. These forward-looking statements reflect the Company’s best judgment based on current information, and although we base these statements on circumstances that we believed to be reasonable when made, there can be no assurance that future events will not affect the accuracy of such forward-looking information. As such, the forward-looking statements are not guarantees of future performance, and actual results may vary materially from the results and expectations discussed in this report. Factors that might cause the Company’s actual results to differ materially from those anticipated in forward-looking statements include, but are not limited to: (1) the sensitivity of the results of our operations to prevailing steel prices and the changes in the supply and cost of raw materials, including scrap steel; (2) availability and cost of electricity and natural gas; (3) market demand for steel products; (4) competitive pressure on sales and pricing, including pressure from imports and substitute materials; (5) uncertainties surrounding the global economy, including excess world capacity for steel production; (6) U.S. and foreign trade policy affecting steel imports or exports; (7) significant changes in government regulations affecting environmental compliance; (8) the cyclical nature of the domestic steel industry; (9) capital investments and their impact on our performance; and (10) our safety performance.

All forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to the Company or any person acting on the Company’s behalf are qualified by the cautionary statements in this section. The Company does not undertake any obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this report.

AT A GLANCE
7

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

Crawfordsville, Indiana Hickman, Arkansas

Berkeley County, South Carolina

Decatur, Alabama

    (Nucor Steel Decatur, LLC)

NUCOR-YAMATO STEEL COMPANY

Products: Super-wide flange steel beams, pilings and heavy structural steel products for fabricators, construction companies, manufacturers and steel service centers.

Blytheville, Arkansas

BEAM MILL

Products: Wide flange steel beams, pilings and heavy structural steel products for fabricators, construction companies, manufacturers and steel service centers.

Berkeley County, South Carolina

PLATE MILLS

Products: Steel plate for manufacturers of heavy equipment, rail cars, ships, barges, refinery tanks, pipe and tube, pressure vessels, construction and others.

Hertford County, North Carolina

Tuscaloosa, Alabama

    (Nucor Steel Tuscaloosa, Inc.)

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

Oak Creek, Wisconsin

    (Nucor Cold Finish Wisconsin, Inc.)

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

Denton, Texas

Dallas, Georgia

CORPORATE OFFICE

Charlotte, North Carolina

OPERATIONS REVIEW
8

STEEL MILLS SEGMENT

BAR MILLS, SHEET MILLS, STRUCTURAL MILLS AND PLATE MILLS

Nucor operates scrap-based steel mills in seventeen facilities. These mills utilize modern steelmaking techniques and produce steel at a cost competitive with steel manufactured anywhere in the world.

BAR MILLS

Nucor has nine bar mills located in South Carolina, Nebraska, Texas, Utah, New York, Alabama, Illinois, Mississippi and Washington that produce bars, angles and light structural shapes in carbon and alloy steels. These products have wide usage, including automotive, construction, farm equipment, metal buildings, furniture and recreational equipment. Four of the bar mills were constructed by Nucor between 1969 and 1981. Over the years, Nucor has completed extensive capital projects to keep these facilities modernized, including a modernization of the rolling mill at the Nebraska facility, a new melt shop at the Texas facility, and a new finishing end at the South Carolina facility. In 2001, Nucor purchased substantially all of the assets of Auburn Steel Company, Inc.’s steel bar facility in Auburn, New York, which currently has the capacity to produce up to 470,000 tons of merchant and special bar quality (SBQ) steel shapes and rebar. In 2002, Nucor completed the acquisition of substantially all the assets of Birmingham Steel Corporation (“Birmingham Steel”). The four bar mills acquired from Birmingham Steel can produce in excess of 2,200,000 tons annually. The total capacity of our nine bar mills is approximately 6,300,000 tons per year.

SHEET MILLS

The sheet mills produce flat-rolled steel for automotive, appliances, pipes and tubes, construction and other industries. The four sheet mills are located in Indiana, Arkansas, South Carolina and Alabama. Nucor constructed three of the sheet mills between 1989 and 1996. The constructed sheet mills utilize thin slab casters to produce hot rolled sheet. In 2002, Nucor’s wholly owned subsidiary, Nucor Steel Decatur, LLC, purchased substantially all the assets of Trico Steel Company, LLC (“Trico”). This sheet mill is located in Decatur, Alabama, and has an annual capacity of approximately 1,900,000 tons, initially expanding our sheet capacity by 30%. In the third quarter of 2004, Nucor Steel Decatur, LLC purchased the adjacent cold rolling mill of Worthington Industries, Inc. (“Worthington”). All four of our sheet mills are now equipped with cold rolling mills for further processing of hot rolled sheet. The three greenfield constructed mills are also equipped with galvanizing lines. The total capacity of the four sheet mills is about 9,100,000 tons per year.

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

PLATE MILLS

Nucor operates two plate mills. Nucor completed construction of its first plate mill, located in North Carolina, in 2000 with the competitive advantages of new, more efficient production technology. This mill produces plate for manufacturers of heavy equipment, rail cars, ships, barges, refinery tanks and others. During the third quarter of 2004, Nucor’s wholly owned subsidiary, Nucor Steel Tuscaloosa, Inc., purchased substantially all the assets of Corus Tuscaloosa. The Tuscaloosa mill has an annual capacity of 800,000 tons, and complements our product offering with thinner gauges of coiled and cut-to-length plate used in the pipe and tube, pressure vessel, transportation and construction industries. Current annual production capacity of our two plate mills is approximately 2,100,000 tons.

OPERATIONS REVIEW
9

OPERATIONS

Nucor’s steel mills are among the most modern and efficient mills in the United States. Recycled steel scrap and other metallics are melted in electric arc furnaces and poured into continuous casting systems. Highly sophisticated rolling mills convert the billets, blooms and slabs into rebar, angles, rounds, channels, flats, sheet, beams, plate and other products.

Production in 2004 was a record 19,737,000 tons, a 13% increase from 17,441,000 tons in 2003. Annual production capacity has grown from 120,000 tons in 1970 to a present total of about 20,700,000 tons.

The operations in the rolling mills are highly automated and require fewer operating employees than older mills. All Nucor steel mills have high productivity, which results in employment costs of approximately 8% of the sales dollar. This is lower than the employment costs of integrated steel companies producing comparable products. Employee turnover in all mills is extremely low. All employees have a significant part of their compensation based on their productivity. Production employees work under group incentives that provide increased earnings for increased production. This additional compensation is paid weekly.

Steel mills are large consumers of electricity and gas. Total energy costs were essentially flat from 2003 to 2004, as productivity gains offset higher unit gas and electricity costs. Because of the high efficiency of Nucor steel mills, these energy costs were less than 10% of the sales dollar in 2004 and 2003.

Scrap and scrap substitutes are the most significant element in the total cost of steel production. The average cost of scrap and scrap substitutes used increased 74% to $238 per ton in 2004 from $137 per ton in 2003. A raw material surcharge implemented in 2004 has allowed Nucor to maintain operating margins and meet our commitment to customers in spite of highly volatile scrap and scrap substitute costs.

MARKETS AND MARKETING

Approximately 90% of the seventeen steel mills’ production in 2004 was sold to outside customers and the balance was used internally by the Vulcraft, Cold Finish, Building Systems and Fastener divisions. Steel sales to outside customers in 2004 were a record 17,787,000 tons, 9% higher than the 16,263,000 tons in 2003.

Our steel mill customers are primarily manufacturers, steel service centers and fabricators. The sheet mills continue to build long-term relationships with contract customers who purchase more value-added products. We enter 2005 with 60-65% of our sheet mill volume committed to contract customers. Contract terms are typically six to twelve months in length with various renewal dates. These contracts are non-cancelable agreements with a pricing formula that varies based on raw material costs. Long term, the sheet mills will continue to pursue profitable contract business.

TRADE ISSUES

Nucor’s continued involvement in trade issues is a critical part of our efforts to support the long-term success of our steel-making operations. Unfairly traded, illegally dumped steel imports have devastated the U.S. steel industry and its workers. In 2002, the Bush Administration implemented Section 201 to help the domestic steel industry recover from the illegal and predatory trading practices of foreign competitors. In December 2003, the Administration chose to prematurely end the temporary steel safeguard tariffs; however, we are optimistic about the Administration’s commitment to the vigorous enforcement of U.S. trade laws and the President’s promise to work with Congress to achieve a long-term solution to illegal dumping and other unfair trade practices that necessitated Section 201. Nucor actively supports several organizations that promote free and fair trade and that oppose currency manipulation.

NEWER FACILITIES AND EXPANSIONS

In February 2002, Nucor announced that over $200.0 million would be spent on three bar mill capital projects over the next three years. During 2003, modernization of the rolling mill at our Nebraska facility and the installation of a new finishing end at our South Carolina bar mill were completed. During 2004, the Nucor team completed the last of these projects – a new melt shop at our Texas facility. All three of these projects were completed on time and on budget. Through 2004, these three bar mills have continued to lower their conversion costs, increase their yields and productivity, and improve product consistency.

In July 2002, Nucor’s wholly owned subsidiary, Nucor Steel Decatur, LLC, purchased substantially all the assets of Trico for a purchase price of $117.7 million. This 1,900,000-ton sheet mill, located in Decatur, Alabama, began operations in 1997 but had been shut down as the result of bankruptcy. The purchase strategy called for a major renovation of the facility, including: the scrap handling system, both electric arc furnaces, the alloy system, the water systems, the tunnel furnace, rolling mill gearing and the finished coil handling equipment. Capital expenditures for this facility have exceeded $100.0 million from acquisition through 2004. Nucor Steel Decatur continues to grow its capacity and is targeting 2,100,000 tons of hot rolled production for 2005.

OPERATIONS REVIEW
10

In December 2002, we completed the acquisition of substantially all the assets of Birmingham Steel for a cash purchase price of approximately $615.0 million, including $116.9 million in inventory and receivables. Primary assets purchased were four operating steel mills that produce rebar and other bar products and have combined annual capacity of more than 2,200,000 tons. The compatibility of the four purchased bar mills has helped to facilitate a smooth transition and integration process. These four bar mills, the largest acquisition in Nucor’s history, made significant operating profit contributions in 2003 and 2004.

In late 2003, the sheet mill in Berkeley County, South Carolina, completed construction and began trials of a vacuum degasser. The degasser has allowed Nucor to expand this facility’s product capacity into deep drawing steel grades. We expect to continue advancement and participation in more value-added business in the automotive, appliance, lawn and garden, and heating-ventilation-air conditioning markets in 2005.

During the third quarter of 2004, Nucor purchased substantially all of the assets of Corus Tuscaloosa for a cash purchase price of approximately $89.4 million. This plate mill has an annual capacity of about 800,000 tons and complements the product offering of our Hertford County plate mill with thinner gauges of coiled and cut-to-length plate. This acquisition was immediately accretive to earnings and made a significant operating contribution in 2004.

Also in the third quarter of 2004, Nucor purchased certain cold rolling assets from Worthington, located adjacent to our Decatur, Alabama sheet mill, for a cash purchase price of approximately $80.3 million. The purchased assets include all of the buildings, a pickle line, four-stand tandem mill, temper mill and annealing furnaces. This modern 1,000,000-ton cold mill with 600,000 tons of annealing capacity was constructed in 1998 and complements our strategy to serve value-added customers in the Southeast market.

In September 2004, Nucor exercised its option to acquire the assets of an idled direct reduced iron (“DRI”) plant located in Louisiana. We have begun dismantling and refurbishing this DRI plant for relocation to Trinidad and to expand annual capacity to 1,800,000 metric tons per year. The Trinidad site will benefit from a low cost supply of natural gas and favorable logistics for receipt of Brazilian iron ore and shipment of DRI to the United States. This new entity will be named Nu-Iron Unlimited (“Nu-Iron”) and has a capital budget of approximately $225.0 million. Nu-Iron is expected to begin operations in early 2006.

COMMERCIALIZATION OF NEW TECHNOLOGIES

In April 2002, Nucor entered a joint venture with The Rio Tinto Group, Mitsubishi Corporation and Chinese steel maker Shougang Corporation to construct a commercial HIsmelt® plant in Kwinana, Western Australia. The HIsmelt process converts iron ore fines and coal fines to liquid metal, eliminating the need for a blast furnace, sinter/pellet plants and coke ovens. Nucor has a 25% interest in the joint venture that owns the HIsmelt commercial plant. Construction is nearing completion and cold commissioning of about 75% of the plant is in progress. Production is now scheduled to begin in the second quarter of 2005. This plant will have an initial annual capacity of 800,000 metric tons and is expandable to over 1,500,000 metric tons at a very attractive capital cost.

Nucor began operations of its 100% owned Castrip® facility in Crawfordsville, Indiana, in May 2002. This facility uses the breakthrough technology of strip casting, to which Nucor holds exclusive rights in the United States and Brazil. Strip casting involves the direct casting of molten steel into final shape and thickness without further hot or cold rolling. This process allows lower investment and operating costs, reduced energy consumption and smaller scale plants than can be economically built with current technology. This process also reduces the overall environmental impact of producing steel by generating significantly lower emissions, particularly NOx. In early 2005, Nucor announced that the Castrip process had achieved commercial viability and that a second Nucor location for a Castrip operation was being sought in the United States. Nucor also announced plans to establish at least one joint venture partner overseas in 2005 to utilize the Castrip technology.

In April 2003, Nucor entered a joint venture with Companhia Vale do Rio Doce (“CVRD”) to construct and operate an environmentally friendly pig iron project in northern Brazil. The project, named Ferro Gusa Carajás S.A. (“Ferro Gusa”), will utilize two conventional mini-blast furnaces to produce about 380,000 metric tons of pig iron per year in its initial phase, using iron ore from CVRD’s Carajás mine in northern Brazil. The charcoal source will be exclusively from eucalyptus trees grown in a cultivated forest of 82,000 acres with the total forest encompassing approximately 200,000 acres in northern Brazil. The cultivated forest removes more carbon dioxide from the atmosphere than the blast furnace emits. Production is expected to begin in the third quarter of 2005. It is anticipated that Nucor will purchase all of the production of the plant.

The Ferro Gusa project, together with the Nu-Iron and HIsmelt projects discussed above, represent the initial steps in Nucor’s raw materials strategy to control about one-third of our iron units consumption. At our current consumption rate, achieving this strategic goal will require between 6,000,000 and 7,000,000 tons per year of high quality scrap substitutes.

OPERATIONS REVIEW
11

20,000
16,000
12,000
8,000
4,000
thousands of tons
year
95
96
97
98
99
00
01
02
03
04

STEEL PRODUCTION

20,000
16,000
12,000
8,000
4,000
thousands of tons
year
95
96
97
98
99
00
01
02
03
04

STEEL SHIPMENTS TO OUTSIDE CUSTOMERS

20,000
16,000
12,000
8,000
4,000
thousands of tons
year
95
96
97
98
99
00
01
02
03
04

TOTAL STEEL SHIPMENTS

OPERATIONS REVIEW
12

STEEL PRODUCTS SEGMENT

VULCRAFT

is the nation’s largest producer of open-web steel joists, joist girders and steel deck, which are used for building construction.

OPERATIONS

Steel joists and joist girders are produced and marketed nationally through seven Vulcraft facilities located in South Carolina, Nebraska, Alabama, Texas, Indiana, Utah and New York. Current annual production capacity is more than 685,000 tons. In 2004, Vulcraft produced 522,000 tons of steel joists and joist girders, an increase of 4% from the 503,000 tons produced in 2003.

Material costs, primarily steel, were 53% of the joist sales dollar in 2004 (56% in 2003). Vulcraft obtained 99% of its steel requirements for joists and joist girders from the Nucor bar mills in both 2004 and 2003. Freight costs for joists and joist girders were less than 10% of the sales dollar in 2004 and 2003. Vulcraft maintains an extensive fleet of trucks to ensure and control on-time delivery.

The Vulcraft facilities in South Carolina, Nebraska, Alabama, Texas, Indiana and New York produce steel deck. Current deck annual production capacity is approximately 430,000 tons. Vulcraft steel deck sales increased 3% from 353,000 tons in 2003 to 364,000 tons in 2004. Coiled sheet steel was about 54% of the steel deck sales dollar in 2004 (66% in 2003). In 2004 and 2003, Vulcraft obtained 99% of its steel requirements for steel deck production from the Nucor sheet mills. For 2004 and 2003, freight costs for deck were less than 10% of the sales dollar.

Production employees of Vulcraft work with a group incentive system that provides increased compensation each week for increased performance.

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

Steel joists and joist girder sales are obtained by competitive bidding. Vulcraft quotes on a significant percentage of the domestic buildings using steel joists and joist girders as part of the support systems. In 2004, Vulcraft supplied more than 40% of total domestic sales of steel joists. Steel deck is specified in the majority of buildings using steel joists and joist girders. In 2004, Vulcraft supplied more than 30% of total domestic sales of steel deck.

Sales of steel joists, joist girders and steel deck are dependent on the non-residential building construction market.

OPERATIONS REVIEW
13

OPERATIONS REVIEW
14

COLD FINISH AND FASTENER

Nucor manufactures a variety of products using steel from Nucor mills.

COLD FINISH

Nucor Cold Finish is the largest producer of cold finished bars in the United States and has facilities in Nebraska, South Carolina, Utah and Wisconsin. Three of these facilities were originally constructed by Nucor between 1978 and 1983 and are located in Nebraska, South Carolina and Utah. In February 2005, Nucor purchased the assets of Fort Howard Steel, Inc.’s operations in Oak Creek, Wisconsin. This facility has approximately 140,000 tons of annual capacity. The total capacity of the four facilities is approximately 490,000 tons per year.

These facilities produce cold drawn and turned, ground and polished steel bars that are used extensively for shafting and precision machined parts. Nucor Cold Finish produces rounds, hexagons, flats and squares in carbon, alloy and leaded steels. These bars, in turn, are purchased by the automotive, farm machinery, hydraulic, appliance and electric motor industries, as well as by service centers. Nucor Cold Finish bars are used in tens of thousands of products. A few examples include anchor bolts, farm machinery, hydraulic cylinders, and shafting for air conditioner compressors, ceiling fan motors, garage door openers, electric motors and lawn mowers.

All four facilities are among the most modern in the world and use in-line electronic testing to ensure outstanding quality. Nucor Cold Finish obtains most of its steel from the Nucor bar mills. This factor, along with the efficient facilities using the latest technology, results in a highly competitive cost structure.

In 2004, sales of cold finished steel products were a record 271,000 tons, an increase of 14% from 2003’s 237,000 tons. The total cold finish market is estimated to be approximately 2,000,000 tons. The Wisconsin facility represents a continuation of our successful value-added strategy and expands our presence in the Midwest market. Nucor Cold Finish anticipates opportunities for significant increases in sales and earnings during the next several years.

FASTENER

Nucor Fastener’s state-of-the-art steel bolt-making facility in Indiana produces standard steel hexhead cap screws, hex bolts, structural bolts and custom-
engineered fasteners. Fasteners are used in a broad range of markets, including automotive, machine tools, farm implements, construction and military applications.

Annual capacity is more than 75,000 tons, which is less than an estimated 10%
of the total market for these products. The modern facility allows Nucor
Fastener to maintain competitive pricing in a market currently dominated by foreign suppliers. This operation is highly automated and has fewer employees than comparable facilities. Nucor Fastener obtains much of its steel from the
Nucor bar mills.

OPERATIONS REVIEW
15

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

Complete metal building packages can be customized and combined with other materials such as glass, wood and masonry to produce a cost-effective, aesthetically pleasing building designed for customers’ special requirements. The buildings are sold primarily through an independent builder distribution network in order to provide fast-track, customized solutions for building owners.

Building systems sales in 2004 were a record 113,000 tons, an increase of 49% from the 76,000 tons sold in 2003. The primary markets are commercial, industrial and institutional buildings, including distribution centers, automobile dealerships, retail centers, schools, warehouses and manufacturing facilities. Nucor Building Systems obtains a significant portion of its steel requirements from the Nucor bar and sheet mills.

LIGHT GAUGE STEEL FRAMING

Nucon Steel specializes in load bearing light gauge steel framing systems for the commercial and residential construction markets with fabrication facilities in
Texas and Georgia. Nucon also sells its proprietary products through a growing network of independent authorized fabricators located throughout the United
States.

In 2004, Nucon introduced two new low cost automated fabrication systems for residential construction: the NuWall automated wall panel system and the
NuTruss automated truss system. Nucon uses these new systems in its residential wall panel and truss fabrication facility in Texas and has formed a separate group within Nucon to sell and license the systems to third parties.
Nucor plans to continue to aggressively broaden Nucon Steel’s opportunities through geographic expansion and the introduction of new products.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
16

OVERVIEW

Nucor is a domestic manufacturer of steel and steel products whose customers are located primarily in the United States. Additionally, Nucor is the nation’s largest recycler. Nucor reports its results in two segments, steel mills and steel products.

Principal products from the steel mills segment are hot-rolled steel (angles, rounds, flats, channels, sheet, wide-flange beams, pilings, billets, blooms, beam blanks and plate) and cold-rolled steel. Principal products from the steel products segment are steel joists and joist girders, steel deck, cold finished steel, steel fasteners, metal building systems and light gauge steel framing. Hot-rolled steel is manufactured principally from scrap, utilizing electric arc furnaces, continuous casting and automated rolling mills. Cold-rolled steel, cold finished steel, steel joists and joist girders, and steel fasteners are manufactured by further processing of hot-rolled steel. Steel deck is manufactured from cold-rolled steel. In 2004, approximately 90% of the steel mills segment production was sold to non-affiliated customers; the remainder was used internally by the steel products segment.

During the last five years, Nucor’s sales have increased 174% from $4.16 billion in 1999 to $11.38 billion in 2004. Average sales price per ton has increased 45% from $409 in 1999 to $595 in 2004. Total tons sold have increased 88% from 10,176,000 tons in 1999 to 19,109,000 tons in 2004. This growth has been generated through acquisitions, optimization of existing operations, and development of traditional greenfield projects using new technologies.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
17

Nucor achieved record sales and net earnings in 2004 due to historically high selling prices, margins and shipments. In fact, Nucor’s results for the first half of 2004 exceeded the previous record annual earnings, as did both the third and the fourth quarters.

In addition to Nucor’s traditional strategy of growing by developing greenfield projects and continually improving existing operations, Nucor’s focus over the past several years has included growing profitably through acquisitions. In December 2002, Nucor purchased substantially all of the assets of Birmingham Steel Corporation (“Birmingham Steel”), the largest acquisition in Nucor’s history. The Birmingham mills made significant contributions to Nucor’s sales and net earnings in 2003 and 2004. With remarkably similar cultures and excellent conversion costs, we expect continued attractive earnings growth from the four acquired bar mills.

In July 2002, Nucor acquired the assets of Trico Steel Company, LLC (“Trico”), in Decatur, Alabama. Although we experienced equipment problems early in 2003, which resulted in a prolonged start-up period, we overcame these issues and generated an operating profit at this sheet mill in 2004. In August 2004, Nucor purchased certain assets of Worthington Industries, Inc.’s (“Worthington”) cold rolling mill adjacent to this sheet mill. This facility provides expanded value-added products to our customers in the Southeast.

In February 2004, Nucor purchased a one-half interest in Harris Steel, Inc., a wholly owned subsidiary of Harris Steel Group, Inc. This rebar fabricator complements Nucor’s value-added steel products offerings. Harris Steel, Inc. has fabricating facilities located in Arizona, California, Massachusetts, Nevada, Pennsylvania and Washington. These facilities purchase steel from Nucor at market prices. In July 2004, Nucor’s wholly owned subsidiary, Nucor Steel Tuscaloosa, Inc., purchased substantially all of the steelmaking assets of Corus Tuscaloosa. The facility is a coiled plate mill that manufactures pressure vessel steel coil, discrete plate and cut-to-length plate products. This acquisition made a significant operating contribution in the second half of 2004.

In 2003, the prices of scrap steel and other raw materials surged dramatically, negatively affecting our profitability. Nucor’s average scrap cost per ton purchased increased $65 (57%) from December 2002 to December 2003 and increased $99 (55%) from December 2003 to December 2004. To address this unprecedented escalation in the price of our raw materials, Nucor announced a raw material sales price surcharge on its products in January 2004. This surcharge has helped offset the impact of significantly higher scrap prices and has ensured that Nucor is able to purchase the raw materials needed to fill our customers’ orders. We expect to continue to be able to collect the surcharge in 2005.

COMPARISON OF 2004 TO 2003

NET SALES

Net sales for 2004 increased 82% to $11.38 billion, compared with $6.27 billion in 2003. The average sales price per ton increased 66% from $359 in 2003 to $595 in 2004, while total shipments to outside customers increased 9%. In the steel mills segment, net sales to external customers increased 86% from $5.45 billion in 2003 to $10.11 billion in 2004. Approximately 85% of the increase was due to higher average selling prices resulting from increased demand for our products, which affected base prices, and the implementation of a raw materials surcharge to address historically high scrap costs. The remaining 15% of the sales increase was due to higher sales volume resulting from increased demand and the additional production capacity obtained from the acquisition of assets from Corus Tuscaloosa and Worthington in the second half of 2004 and the ramp-up of production at Nucor Steel Decatur, LLC throughout the year. Net sales to external customers in the steel products segment were $819.7 million in 2003, compared with $1.27 billion in 2004, an increase of 55%. Approximately 75% of the increase was due to higher average selling prices and approximately 25% of the increase was due to increased volume, reflecting an improved non-residential construction market.

Nucor established new annual tonnage records in the steel mills segment for total steel shipments and steel shipments to outside customers in 2004. Total steel shipments, including those to the steel products segment, increased 10% to 19,464,000 tons in 2004, compared with 17,656,000 tons in the previous year. Steel sales to outside customers increased 9% to 17,787,000 tons in 2004, compared with 16,263,000 tons in 2003. In the steel products segment, production and shipment volumes increased over the prior year across all major product lines. Steel joist production for 2004 was 522,000 tons, compared with 503,000 tons in the previous year. Steel deck sales were 364,000 tons, compared with 353,000 tons in 2003. Cold finished steel sales were a record 271,000 tons in 2004, compared with 237,000 tons in the previous year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
18

COST OF PRODUCTS SOLD

The major component of cost of products sold is raw material costs. The average volume of raw materials used increased 12% from 2003 to 2004, consisting of an increase of 12% in the steel mills segment and an increase of 14% in the steel products segment. The average price of raw materials increased 67% from 2003 to 2004. The average price of raw materials in the steel mills segment and the steel products segment increased 71% and 24%, respectively, from 2003 to 2004. The average scrap and scrap substitute cost per ton used in our steel mills segment was $238 in 2004, an increase of 74% from $137 in 2003. By the fourth quarter of 2004, the average scrap and scrap substitute cost per ton used had increased to $278. The average scrap cost per ton purchased increased $99 (55%) from December 2003 to December 2004.

As a result of the increases in the cost of scrap and scrap substitutes, Nucor incurred a charge to value inventories using the last-in, first-out (“LIFO”) method of accounting of $375.9 million in 2004 (including a LIFO charge of $36.7 million for Nucor-Yamato Steel Company, of which Nucor owns 51%), compared with a charge of $115.0 million in 2003 (including a LIFO charge of $17.6 million for Nucor-Yamato Steel Company).

Another significant component of cost of products sold for the steel mills segment is energy costs, since steel mills are large consumers of electricity and natural gas. Total energy costs per ton were flat from 2003 to 2004 as higher natural gas prices of approximately 8% were offset by increased production efficiency at our steel mills. These energy costs were less than 10% of the sales dollar in 2004 and 2003 and we expect that they will remain at this level in 2005. Nucor hedges a portion of its exposure to the variability of future cash flows for forecasted natural gas purchases over various time periods not exceeding three years. In addition, Nucor has entered into natural gas purchase contracts that commit Nucor to purchase $50.5 million, $2.4 million and $1.8 million of natural gas for production in 2005, 2006 and 2007, respectively.

In December 2000, Nucor entered into a consent decree with the United States Environmental Protection Agency (“USEPA”) and certain states in order to resolve alleged environmental violations. Under the terms of this decree, Nucor is conducting testing at some of its facilities, performing corrective action where necessary, and piloting certain pollution control technologies.

During 2003 and 2004, Nucor revised estimates for environmental reserves as additional information became available and projects were completed. Nucor made approximately $19.0 million in cash payments for remedial efforts during 2003 and reduced reserves by approximately $8.3 million. In 2004, Nucor made approximately $.4 million in cash payments for remedial efforts and reduced reserves by approximately $10.0 million. The most significant components of the decreases in 2003 and 2004 related to an agreement with the USEPA that certain technologies identified in the consent decree are not feasible and a favorable court ruling that implicated additional potentially responsible parties for the cleanup of an off-site waste-recycling facility.

GROSS MARGIN

Gross margins increased from 4% in 2003 to 20% in 2004. In addition to the events and trends discussed above, gross margins improved due to the turnaround achieved at our sheet mill in Decatur, Alabama and the plate mill in Hertford County, North Carolina, and to the acquisitions we made in the third quarter of 2004. Nucor defines pre-operating and start-up costs, all of which are expensed, as the losses attributable to facilities or major projects that are either under construction or in the early stages of operation. Once these facilities or projects have attained a utilization rate that is consistent with our similar operating facilities, they are no longer considered by Nucor to be in start-up. Pre-operating and start-up costs of new facilities decreased to $28.8 million in 2004, compared with $117.5 million in 2003. In 2004, these costs primarily related to the continuing start-up of the Castrip® facility at our sheet mill in Crawfordsville, Indiana. In 2003, these costs primarily related to the start-up of the sheet mill in Decatur, Alabama, and the Castrip facility. Late in 2004, the Castrip process achieved commercial viability, and the costs associated with this facility will not be included in start-up costs in 2005.

MARKETING, ADMINISTRATIVE AND OTHER EXPENSES

The major components of marketing, administrative and other expenses are freight and profit sharing costs. Unit freight costs increased 2% from 2003 to 2004. Profit sharing costs, which are based upon and fluctuate with pre-tax earnings, increased approximately fifteenfold from 2003 to 2004. In 2004, profit sharing costs included $172.3 million for contributions to a

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
19

Profit Sharing and Retirement Savings Plan for qualified employees, compared with $8.9 million in 2003. In addition, profit sharing costs in 2004 included over $21.0 million in extraordinary bonuses paid to employees for the achievement of record earnings during the year. All employees except for senior officers received two special cash bonuses of $1,000 each in July and November in addition to their regular profit-sharing payments.

INTEREST EXPENSE

Net interest expense is detailed below (in thousands):

Year Ended December 31,	2004	2003
Interest expense	$29,335	$27,152
Interest income	(6,983)	(2,525)

Interest expense, net	$22,352	$24,627

Interest expense, net of interest income, decreased from 2003 to 2004 primarily due to an increase in average short-term investments, partially offset by an increase in average long-term debt.

MINORITY INTERESTS

Minority interests represent the income attributable to the minority partners of Nucor’s joint venture, Nucor-Yamato Steel Company. Income attributable to minority interests increased from $23.9 million in 2003 to $80.9 million in 2004. Cash distributions to minority interests increased from $63.3 million in 2003 to $84.9 million in 2004. Under the partnership agreement, the minimum amount of cash to be distributed each year to the partners of Nucor-Yamato Steel Company is the amount needed by each partner to pay applicable U.S. federal and state income taxes. In some years, such as 2004 and 2003, the amount of cash distributed to minority interests exceeds amounts allocated to minority interests based on mutual agreement of the general partners; however, the cumulative amount of cash distributed to partners is less than the cumulative net earnings of the partnership.

OTHER INCOME

In 2004 and 2003, Nucor sold equipment resulting in pre-tax gains of $1.6 million and $4.4 million, respectively. In 2003, Nucor received $7.1 million, related to graphite electrodes anti-trust settlements. Producers of graphite electrodes, which are used by Nucor to deliver energy in electric arc furnaces, have entered into several settlement agreements with their customers as the result of a price fixing investigation by the Department of Justice that became public in 1997. No settlements were received in 2004 and we do not expect to receive any further graphite electrodes settlements.

Subsequent to year-end, Nucor expects to receive $9.2 million for settlement of legal claims related to environmental matters.

PROVISION FOR INCOME TAXES

Nucor had an effective tax rate of 35.22% in 2004 compared with 6.12% in 2003. The higher tax rate in 2004 is primarily due to the effect of increased pre-tax earnings, partially offset by the resolution of certain tax issues in the second half of 2004. In 2004 and 2003, Nucor recorded refundable state income tax credits of $10.4 million and $10.5 million, respectively.

NET EARNINGS

Net earnings were 39% of average equity in 2004, compared with 3% in 2003. The increase in 2004 net earnings resulted primarily from increased shipments, higher average selling prices, increased margins and decreased pre-operating and start-up costs accompanied by the successful integration of recent acquisitions. The increase in net earnings was partially offset by increased scrap costs, increased LIFO charges, increased profit-sharing costs and an increase in the effective tax rate.

COMPARISON OF 2003 TO 2002

NET SALES

Net sales for 2003 increased 30% to $6.27 billion, compared with $4.80 billion in 2002. The average sales price per ton increased less than 1% from $357 in 2002 to $359 in 2003, while total shipments to outside customers increased 30%. In the steel mills segment, net sales to external customers increased 34% from $4.06 billion in 2002 to $5.45 billion in 2003, primarily due to the additional production capacity obtained from the acquisitions of the assets of Trico and Birmingham Steel in 2002. Excluding the increases resulting from these acquisitions, total net sales to external customers increased 10% from 2002 to 2003. Net sales to external customers in the steel products segment were $739.2 million in 2002, compared with $819.7 million in 2003, an increase of 11%. This increase was primarily due to increased volume reflecting an improved non-residential construction market.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
20

In the steel mills segment, total steel shipments increased 31% to 17,656,000 tons in 2003, compared with 13,438,000 tons in the previous year. Steel sales to outside customers increased 32% to 16,263,000 tons in 2003, compared with 12,314,000 tons in 2002. In the steel products segment, steel joist production for 2003 was 503,000 tons, compared with 462,000 tons in the previous year. Steel deck sales were 353,000 tons, compared with 330,000 tons in 2002. Cold finished steel sales were 237,000 tons in 2003, compared with 226,000 tons in the previous year.

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

Nucor incurred a charge to value inventories using the LIFO method of accounting of $115.0 million in 2003 (including a LIFO charge of $17.6 million for Nucor-Yamato Steel Company, of which Nucor owns 51%), compared with a charge of $34.3 million in 2002 (including a LIFO charge of $50,000 for Nucor-Yamato Steel Company).

Total energy costs increased approximately $4 per ton from 2002 to 2003; however, because of the high efficiency of Nucor steel mills, these energy costs were less than 10% of the sales dollar in 2003 and 2002.

Nucor made approximately $6.0 million in cash payments for environmental remedial efforts during 2002 and made approximately $22.9 million in net reductions to environmental reserves. In 2003, Nucor made approximately $19.0 million in cash payments for remedial efforts and reduced reserves by approximately $8.3 million. The most significant components of the decreases in environmental reserves in 2002 and 2003 related to an agreement with the USEPA that certain technologies identified in the consent decree are not feasible and a favorable court ruling that implicated additional potentially responsible parties for the cleanup of an off-site waste-recycling facility.

GROSS MARGIN

Gross margins decreased from 10% in 2002 to 4% in 2003. In addition to the net sales and cost of products sold factors discussed above, gross margins were affected by pre-operating and start-up costs at several Nucor facilities. Pre-operating and start-up costs of new facilities increased 39% to $117.5 million in 2003, compared with $84.4 million in 2002. In 2003, these costs primarily related to the start-up of the sheet mill in Decatur, Alabama, and the Castrip facility at our sheet mill in Crawfordsville, Indiana. In 2002, these costs were attributable to the start-up of the Castrip facility, the Vulcraft facility in Chemung, New York, and Nucor Steel Decatur, LLC.

MARKETING, ADMINISTRATIVE AND OTHER EXPENSES

Unit freight costs decreased 1% from 2002 to 2003. Profit sharing costs, which are based upon and fluctuate with pre-tax earnings, decreased 40% from 2002 to 2003.

INTEREST EXPENSE

Net interest expense is detailed below (in thousands):

Year Ended December 31,	2003	2002
Interest expense	$27,152	$22,918
Interest income	(2,525)	(8,632)

Interest expense, net	$24,627	$14,286

Interest expense, net of interest income, increased from 2002 to 2003 primarily due to an increase in average long-term debt and a decrease in average short-term investments. In 2003, Nucor redeemed $61.3 million aggregate principal amount of fixed rate industrial revenue bonds and reissued debt in the form of new variable rate industrial revenue bonds in like principal amount. The variable rates of these reissued bonds are currently several percentage points lower than the fixed rates of the redeemed bonds.

MINORITY INTERESTS

Income attributable to minority interests decreased from $79.5 million in 2002 to $23.9 million in 2003. Cash distributions to minority interests decreased from $146.7 million in 2002 to $63.3 million in 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
21

OTHER INCOME

In 2003 and 2002, Nucor received $7.1 million and $29.9 million, respectively, related to graphite electrodes anti-trust settlements. In 2003, Nucor realized a pre-tax gain on the sale of equipment of $4.4 million.

PROVISION FOR INCOME TAXES

Nucor had an effective tax rate of 6.12% in 2003 compared with 29.55% in 2002. The lower tax rate in 2003 is primarily due to state income tax credits, resolution of certain tax issues and the effect of reduced pre-tax earnings. In 2003 and 2002, Nucor recorded refundable state income tax credits of $10.5 million and $16.2 million, respectively.

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

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities provide us with a significant source of liquidity. When needed, we also have external short-term financing sources available including the issuance of commercial paper and borrowings under our bank credit facilities. We also issue long-term debt from time to time. Our strong financial position and our industry-high credit rating provide us with flexibility and significant capacity to obtain additional capital on a cost-effective basis.

We anticipate that cash flows from operations and our existing borrowing capacity will be sufficient to fund expected normal operating costs, working capital, dividends and capital expenditures for our existing facilities. Any future significant acquisitions could require additional financing from external sources.

During 2004, cash and short-term investments increased 122% from $350.3 million to $779.0 million and working capital increased 113% from $991.0 million to $2.11 billion. The current ratio was 3.0 in 2004 compared to 2.6 in 2003. Approximately $71.1 million and $134.7 million of the cash and short-term investments position at December 31, 2004 and 2003, respectively, was held by our 51%-owned joint venture, Nucor-Yamato Steel Company. We have a simple capital structure with no off-balance sheet arrangements or relationships with unconsolidated special purpose entities. Nucor uses derivative financial instruments from time to time, primarily to manage the exposure to price risk related to natural gas purchases used in the production process and to manage exposure to changes in interest rates on outstanding debt instruments.

		(in thousands)
December 31,	2004	2003
Cash and short-term investments	$ 779,049	$350,332
Cash and short-term investments held by Nucor-Yamato	71,081	134,700
Working capital	2,109,158	990,965
Current ratio	3.0	2.6

OPERATING ACTIVITIES

Nucor generated cash provided by operating activities of $1.03 billion in 2004 compared with $494.6 million in 2003, an increase of 108%. This increase was the result of the eighteenfold increase in net earnings, which was partially offset by changes in operating assets and liabilities (exclusive of acquisitions and dispositions) that used cash of $574.3 million in 2004 compared with $26.1 million in 2003. Accounts receivable increased $354.9 million in 2004 due to significantly higher steel prices and increased sales volume. Our inventories increased $635.6 million in 2004 primarily due to higher quantities to support the increased sales levels and higher purchase costs. Similarly, accounts payable increased $130.6 million due to increased inventory purchases and higher steel prices. Salaries, wages and related accruals increased $228.2 million in 2004 primarily due to increased profit sharing costs and bonuses attributable to the record earnings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
22

INVESTING ACTIVITIES

Our business is capital intensive; therefore, cash used in investing activities primarily represents capital expenditures for new facilities, the expansion and upgrading of existing facilities, and the acquisition of the assets of other companies. Cash used in investing activities increased to $534.9 million in 2004 compared with $267.6 million in 2003. Capital expenditures for new facilities and expansion of existing facilities increased to $285.9 million in 2004 compared with $215.4 million in 2003.

In July 2004, Nucor’s wholly owned subsidiary, Nucor Steel Tuscaloosa, Inc., purchased substantially all of the steelmaking assets of Corus Tuscaloosa for a cash price of approximately $89.4 million. In August 2004, Nucor’s wholly owned subsidiary, Nucor Steel Decatur, LLC, purchased certain assets of Worthington’s cold rolling mill in Decatur, Alabama, for a cash purchase price of approximately $80.3 million. In March 2003, Nucor’s wholly owned subsidiary, Nucor Steel Kingman, LLC, purchased substantially all of the assets of the Kingman, Arizona, steel facility of North Star Steel for approximately $35.0 million. Existing cash and short-term investments funded these acquisitions in 2004 and 2003.

Nucor expects to continue to pursue profitable growth through acquisitions. Subsequent to year-end, Nucor purchased the assets of Fort Howard Steel, Inc.’s operations in Oak Creek, Wisconsin, for a cash purchase price of $44.2 million.

Nucor’s investment in affiliates increased from $22.1 million in 2003 to $82.5 million in 2004 primarily due to the purchase of a one-half interest in Harris Steel, Inc. for $21.0 million and additional capital contributions for the HIsmelt® project of $46.4 million.

FINANCING ACTIVITIES

Cash used in financing activities decreased to $66.1 million in 2004 compared with $95.7 million in 2003. In 2004, Nucor issued $20.0 million aggregate principal amount of variable rate industrial revenue bonds due 2020. In 2003, Nucor issued $25.0 million aggregate principal amount of variable rate industrial revenue bonds due 2038 and retired $16.0 million aggregate principal amount of fixed rate industrial revenue bonds. During 2004 and 2003, Nucor terminated interest rate swap agreements that resulted in gains of $4.8 million and $2.3 million, respectively, that will be amortized over the remaining life of the debt as an adjustment to interest expense.

The percentage of long-term debt to total capital (long-term debt plus minority interests plus stockholders’ equity) was 20% and 26% at year-end 2004 and 2003, respectively.

Nucor has an unsecured revolving credit facility that provides for up to $425.0 million in revolving loans. The credit facility consists of (a) a $125.0 million 364-day revolver maturing in September 2005 with an option to convert amounts outstanding under this facility to a 364-day term loan, and (b) a $300.0 million multi-currency revolver maturing in October 2007. No borrowings were outstanding under the credit facility at December 31, 2004.

Nucor’s directors have approved the purchase of up to 30.0 million shares of Nucor common stock. There were no repurchases during 2004 or 2003. Since the inception of the stock repurchase program in 1998, a total of approximately 21.5 million shares have been repurchased at a cost of about $444.5 million.

MARKET RISK

All of Nucor’s industrial revenue bonds have variable interest rates that are adjusted weekly or annually. These industrial revenue bonds represent 43% of Nucor’s long-term debt outstanding at December 31, 2004. The remaining 57% of Nucor’s long-term debt is at fixed rates. Future changes in interest rates are not expected to significantly impact earnings. From time to time, Nucor makes use of interest rate swaps to manage interest rate risk. As of December 31, 2004, there were no such contracts outstanding. Nucor’s investment practice is to invest in securities that are highly liquid with short maturities. As a result, we do not expect changes in interest rates to have a significant impact on the value of our investment securities.

Nucor also uses derivative financial instruments from time to time to manage the exposure to price risk related to natural gas purchases used in the production process. Nucor, generally, does not enter into derivative instruments for any purpose other than hedging the cash flows associated with specific volumes of commodities that will be purchased and processed in future periods and hedging the exposures related to changes in the fair value of outstanding fixed rate debt instruments. Nucor recognizes all derivative instruments in the consolidated balance sheets at fair value.

Nucor has ventures in Brazil and Australia that will begin operations in 2005. Accordingly, Nucor is exposed to the effects of currency fluctuations in those countries. Nucor presently does not hedge its exposure to foreign currency risk.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
23

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following table sets forth our contractual obligations and other commercial commitments as of December 31, 2004, not including related interest expense, if any, for the periods presented (in thousands).

	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$923,550	$—	$1,250	$180,400	$741,900
Operating leases	4,048	1,574	2,383	89	2
Raw material purchase commitments(1)	605,271	578,308	11,625	7,750	7,588
Utility purchase commitments(1)	221,498	100,664	78,861	17,140	24,833
Other unconditional purchase obligations(2)	96,322	78,290	11,760	4,167	2,105
Other long-term obligations(3)	109,243	3,751	5,811	3,793	95,888

Total contractual obligations	$1,959,932	$762,587	$111,690	$213,339	$872,316

(1)	Nucor enters into contracts for the purchase of scrap and scrap substitutes, electricity, natural gas and other raw materials and related services. These contracts include multi-year commitments and minimum annual purchase requirements and are valued at prices in effect on December 31, 2004, or according to the contract language. These contracts are part of normal operations and are reflected in historical operating cash flow trends. We do not believe such commitments will adversely affect our liquidity position.
(2)	Other unconditional purchase obligations include commitments for capital expenditures on operating machinery and equipment.
(3)	Other long-term obligations include amounts associated with Nucor’s early retiree medical benefits and management compensation.

DIVIDENDS

Nucor has increased its cash dividend every year since it began paying dividends in 1973. We increased dividends twice in 2004, paying at the rate of $0.10 per share in the first quarter, $0.105 per share in the second and third quarters and $0.13 per share in the fourth quarter. On February 24, 2005, Nucor’s board of directors announced an increase in the base dividend to $0.15 per share and a supplemental dividend of $0.25 payable on May 11, 2005 to stockholders of record on March 31, 2005 for a total dividend of $0.40 per share. This additional dividend is the first installment of a total estimated supplemental dividend of $1.00 per share to be paid over four consecutive quarters.

OUTLOOK

Nucor’s objective is to maintain a strong balance sheet while pursuing profitable growth. Nucor expects to obtain additional capacity through expansions at our existing steel mills, greenfield construction utilizing advantageous new technologies, and future acquisitions. Capital expenditures are currently projected to be approximately $415.0 million in 2005, an increase of 45% over 2004. This expected increase in capital expenditures is primarily due to the relocation of the direct reduced iron plant acquired in 2004 from Louisiana to Trinidad and costs for the refurbishment of this facility. Funds provided from operations, existing credit facilities and new borrowings are expected to be adequate to meet future capital expenditure and working capital requirements for existing operations. Nucor believes that it has the financial ability to borrow significant additional funds and still maintain reasonable leverage in order to finance major acquisitions.

Manufacturing steel will continue to be a key factor in Nucor’s future performance. In the steel mills segment, total steel production is anticipated to increase over the next several years from the 19,737,000 tons produced in 2004. We expect that demand in non-residential construction will remain strong throughout 2005 as the economy continues to recover. Although scrap prices remain at historically high levels, higher average selling prices, achieved through increased demand and the raw material surcharge implemented in 2004, will provide appropriate margins for our products. This surcharge will continue to ensure that we will be able to purchase the scrap needed to fill our customers’ needs.

Nucor continues to build market leadership positions in attractive downstream steel products businesses. We anticipate that the continued improvement in non-residential building will increase sales and the volume supplied by Vulcraft and Nucor Building Systems in 2005. Cold Finish sales will increase as additional capacity from our recent acquisition expands our presence in the Midwest market. The positive impact of increased volume on earnings will be mitigated by the increased cost of raw materials for this segment.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
24

We recognize that uncertainty in external factors such as raw materials costs, growth rate of the economy, and the level of imports will have a significant impact on our results. In 2005, we will work towards our goal of controlling one-third of our raw material supply. Based on our current consumption rate, this would represent between six and seven million tons per year of high-quality scrap substitutes. While we cannot control these outside forces, Nucor will continue to be on the forefront of anticipating and addressing the issues that this uncertainty in external factors raises for us and other steel producers.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end, and the reported amount of revenues and expenses during the year. On an ongoing basis, we evaluate our estimates, including those related to the valuation allowances for receivables; the carrying value of property, plant and equipment; reserves for environmental obligations; and income taxes. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Accordingly, actual costs could differ materially from these estimates under different assumptions or conditions.

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

ASSET IMPAIRMENTS

We evaluate the impairment of our property, plant and equipment on an individual asset basis or by logical groupings of assets. Asset impairments are recognized whenever changes in circumstances indicate that the carrying amounts of those productive assets exceed their projected undiscounted cash flows. When it is determined that an impairment exists, the related assets are written down to estimated fair market value.

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

INCOME TAXES

We account for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” We estimate our actual current tax expense and assess temporary differences that exist due to differing treatments of items for tax and financial statement purposes. These differences result in the recognition of deferred tax assets and liabilities. The deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period in which the change is enacted. We assess the realizability of deferred tax assets on an ongoing basis by considering whether it is more likely than not that some portion of the deferred tax assets will not be realized. If it is more likely than not, in our judgment, that the deferred tax assets will not be realized, we provide a valuation allowance.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), “Share Based Payment,” which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The provisions of this statement become effective for Nucor’s fiscal quarter beginning July 3, 2005. Management is currently evaluating the financial statement impact of the adoption of SFAS 123(R).

SIX-YEAR FINANCIAL REVIEW
28

	(dollar amounts in thousands, except per share data)
	2004	2003	2002	2001	2000	1999
FOR THE YEAR
Net sales	$11,376,828	$6,265,823	$4,801,777	$4,333,707	$4,756,521	$4,158,293
Costs, expenses and other:
Cost of products sold	9,128,872	5,996,547	4,332,277	3,914,278	3,929,182	3,531,896
Marketing, administrative and other expenses	415,030	165,369	175,589	150,666	183,175	154,774
Interest expense (income)	22,352	24,627	14,286	6,525	(816)	(5,095)
Minority interests	80,894	23,950	79,472	103,069	151,462	85,783
Other income	(1,596)	(11,547)	(29,900)	(20,200)	—	—

	9,645,552	6,198,946	4,571,724	4,154,338	4,263,003	3,767,358
Earnings before income taxes	1,731,276	66,877	230,053	179,369	493,518	390,935
Provision for income taxes	609,791	4,096	67,973	66,408	182,610	146,346

Net earnings	1,121,485	62,781	162,080	112,961	310,908	244,589
Net earnings per share:
Basic(1)	7.08	0.40	1.04	0.73	1.90	1.40
Diluted(1)	7.02	0.40	1.04	0.73	1.90	1.40
Dividends per share(1)	0.47	0.40	0.38	0.34	0.30	0.26
Percentage of net earnings to net sales	9.9%	1.0%	3.4%	2.6%	6.5%	5.9%
Return on average equity	38.7%	2.7%	7.2%	5.2%	14.2%	11.3%
Capital expenditures	285,925	215,408	243,598	261,146	415,405	374,718
Depreciation	383,305	364,112	307,101	289,063	259,365	256,637
Sales per employee	1,107	637	528	531	619	568

AT YEAR END
Current assets	$3,174,948	$1,620,560	$1,415,362	$1,373,666	$1,379,529	$1,538,509
Current liabilities	1,065,790	629,595	591,536	484,159	558,068	531,031

Working capital	2,109,158	990,965	823,826	889,507	821,461	1,007,478
Cash provided by operating activities	1,029,718	494,620	497,220	495,115	820,755	604,834
Current ratio	3.0	2.6	2.4	2.8	2.5	2.9
Property, plant and equipment	2,818,307	2,817,135	2,932,058	2,365,655	2,329,421	2,180,419
Total assets	6,133,207	4,492,353	4,381,001	3,759,348	3,710,868	3,718,928
Long-term debt	923,550	903,550	878,550	460,450	460,450	390,450
Percentage of debt to capital	20.3%	26.4%	26.0%	15.6%	15.9%	13.4%
Stockholders’ equity	3,455,985	2,342,077	2,322,990	2,201,461	2,130,952	2,262,248
Per share(1)	21.67	14.90	14.86	14.15	13.73	12.98
Shares outstanding(1)	159,512	157,180	156,360	155,630	155,166	174,267
Stockholders	82,000	61,000	64,000	47,000	51,000	55,000
Employees	10,600	9,900	9,800	8,400	7,900	7,500

(1)	Per share amounts and shares outstanding have been restated to reflect the two-for-one stock split effective October 15, 2004.

MANAGEMENT’S REPORT AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
29

MANAGEMENT’S REPORT

on internal control over financial reporting

Nucor’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934, as amended.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2004. In making this assessment, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on its assessment, management concluded that Nucor’s internal control over financial reporting was effective as of December 31, 2004. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited management’s assessment of Nucor’s internal control over financial reporting as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP

March 1, 2005

To the Board of Directors and Stockholders of

Nucor Corporation

We have completed an integrated audit of Nucor Corporation’s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Nucor Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
30

INTERNAL CONTROL OVER FINANCIAL REPORTING

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Charlotte, North Carolina

CONSOLIDATED STATEMENTS OF EARNINGS AND STOCKHOLDERS’ EQUITY
31

CONSOLIDATED STATEMENTS OF EARNINGS (in thousands, except per share data)
Year Ended December 31,	2004	2003	2002
NET SALES	$11,376,828	$6,265,823	$4,801,777

COSTS, EXPENSES AND OTHER:
Cost of products sold	9,128,872	5,996,547	4,332,277
Marketing, administrative and other expenses	415,030	165,369	175,589
Interest expense, net (Note 11)	22,352	24,627	14,286
Minority interests	80,894	23,950	79,472
Other income (Note 12)	(1,596)	(11,547)	(29,900)

	9,645,552	6,198,946	4,571,724

EARNINGS BEFORE INCOME TAXES	1,731,276	66,877	230,053
PROVISION FOR INCOME TAXES (Note 13)	609,791	4,096	67,973

NET EARNINGS	$1,121,485	$62,781	$162,080

NET EARNINGS PER SHARE (Note 14):
Basic	$7.08	$0.40	$1.04

Diluted	$7.02	$0.40	$1.04

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (in thousands, except per share data)
	COMMON STOCK		ADDITIONAL PAID-IN	RETAINED	UNEARNED	ACCUMULATED OTHER COMPRE- HENSIVE	TREASURY STOCK (at cost)		TOTAL STOCK- HOLDERS’
	Shares	Amount	CAPITAL	EARNINGS	COMPENSATION	LOSS	Shares	Amount	EQUITY
BALANCES, December 31, 2001	90,327	$36,131	$81,190	$2,538,884	—	—	12,512	$(454,744)	$2,201,461
Comprehensive income:
Net earnings in 2002				162,080					162,080
Total comprehensive income									162,080
Stock options	352	141	16,088						16,229
Employee stock compensation and service awards			2,118				(13)	485	2,603
Cash dividends ($0.38(1) per share)				(59,383)					(59,383)
BALANCES, December 31, 2002	90,679	36,272	99,396	2,641,581	—	—	12,499	(454,259)	2,322,990
Comprehensive income:
Net earnings in 2003				62,781					62,781
Total comprehensive income									62,781
Stock options	388	155	16,273						16,428
Employee stock compensation and service awards			1,730				(22)	802	2,532
Cash dividends ($0.40(1) per share)				(62,654)					(62,654)
BALANCES, December 31, 2003	91,067	36,427	117,399	2,641,708	—	—	12,477	(453,457)	2,342,077
Comprehensive income:
Net earnings in 2004				1,121,485					1,121,485
Net unrealized loss on hedging derivatives, net of income taxes						(1,177)			(1,177)

Total comprehensive income									1,120,308
Stock options	1,333	533	54,685						55,218
Employee stock compensation and service awards			11,915		(592)		(43)	1,497	12,820
Amortization of unearned compensation					200				200
2-for-1 stock split (Note 1)	91,983	36,793	(36,793)				12,437		—
Cash dividends ($0.47(1) per share)				(74,638)					(74,638)
BALANCES, December 31, 2004	184,383	$73,753	$147,206	$3,688,555	$(392)	$(1,177)	24,871	$(451,960)	$3,455,985

(1)	Adjusted for stock split. See Note 1.

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
32

CONSOLIDATED BALANCE SHEETS (in thousands)

December 31,	2004	2003
ASSETS
CURRENT ASSETS:
Cash and short-term investments	$779,049	$350,332
Accounts receivable (Note 2)	962,755	572,479
Inventories (Note 3)	1,239,888	560,396
Other current assets (Note 13)	193,256	137,353

Total current assets	3,174,948	1,620,560
PROPERTY, PLANT AND EQUIPMENT (Note 4)	2,818,307	2,817,135
OTHER ASSETS	139,952	54,658

TOTAL ASSETS	$6,133,207	$4,492,353

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	471,549	329,863
Federal income taxes payable	28,957	—
Salaries, wages and related accruals	320,276	91,187
Accrued expenses and other current liabilities (Note 9)	245,008	208,545

Total current liabilities	1,065,790	629,595

LONG-TERM DEBT DUE AFTER ONE YEAR (Note 5)	923,550	903,550

DEFERRED CREDITS AND OTHER LIABILITIES (Notes 8, 9, 10 and 13)	514,569	439,852

MINORITY INTERESTS	173,313	177,279

STOCKHOLDERS’ EQUITY (Note 6):
Common stock	73,753	36,427
Additional paid-in capital	147,206	117,399
Retained earnings	3,688,555	2,641,708
Unearned compensation	(392)	—
Accumulated other comprehensive loss, net of income taxes	(1,177)	—

	3,907,945	2,795,534
Treasury stock	(451,960)	(453,457)

Total stockholders’ equity	3,455,985	2,342,077

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$6,133,207	$4,492,353

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
33

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

Year Ended December 31,	2004	2003	2002
OPERATING ACTIVITIES
Net earnings	$1,121,485	$62,781	$162,080
Adjustments:
Depreciation	383,305	364,112	307,101
Gain on sale of equipment	(1,596)	(4,400)	—
Impairment of assets	13,200	—	—
Deferred income taxes	6,693	74,300	31,200
Minority interests	80,892	23,942	79,469
Changes in (exclusive of acquisitions and dispositions):
Accounts receivable	(354,897)	(88,871)	(99,778)
Inventories	(635,641)	28,973	(58,372)
Accounts payable	130,604	82,634	57,994
Federal income taxes payable	35,403	(15,396)	12,076
Salaries, wages and related accruals	228,203	(25,060)	17,477
Other	22,067	(8,395)	(12,027)

Cash provided by operating activities	1,029,718	494,620	497,220

INVESTING ACTIVITIES
Capital expenditures	(285,925)	(215,408)	(243,598)
Investment in affiliates	(82,458)	(22,125)	(5,573)
Disposition of plant and equipment	3,094	11,634	448
Acquisitions (net of cash acquired)	(169,646)	(34,941)	(652,689)
Other investing activities	—	(6,742)	—

Cash used in investing activities	(534,935)	(267,582)	(901,412)

FINANCING ACTIVITIES
Proceeds from long-term debt	20,000	25,000	350,000
Repayment of long-term debt	—	(16,000)	(1,900)
Issuance of common stock	68,630	18,961	18,832
Distributions to minority interests	(84,858)	(63,318)	(146,701)
Cash dividends	(74,638)	(62,654)	(59,383)
Termination of interest rate swap agreement	4,800	2,300	—

Cash provided by (used in) financing activities	(66,066)	(95,711)	160,848

INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	428,717	131,327	(243,344)
CASH AND SHORT-TERM INVESTMENTS – BEGINNING OF YEAR	350,332	219,005	462,349

CASH AND SHORT-TERM INVESTMENTS – END OF YEAR	$779,049	$350,332	$219,005

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
34

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF OPERATIONS Nucor is a domestic manufacturer of steel products whose customers are located primarily in the United States of America.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include Nucor and its controlled subsidiaries, including Nucor-Yamato Steel Company, a limited partnership of which Nucor owns 51%. Investments in joint ventures in which Nucor shares control over the financial and operating decisions but in which Nucor is not the primary beneficiary are accounted for as equity investments. All significant intercompany transactions are eliminated.

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

INVENTORIES VALUATION Inventories are stated at the lower of cost or market. Cost is determined principally using the last-in, first-out (LIFO) method of accounting. Cost of other inventories is determined on the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Repairs and maintenance are expensed on a pro-rata basis throughout the year. Impairments of long-lived assets are recognized whenever changes in circumstances indicate that the carrying amount of those productive assets exceeds their projected undiscounted cash flows. When it is determined that an impairment exists, the related assets are written down to estimated fair market value.

DERIVATIVE FINANCIAL INSTRUMENTS Nucor uses derivative financial instruments from time to time, primarily to manage the exposure to price risk related to natural gas purchases used in the production process and to manage its exposure to changes in interest rates on outstanding debt instruments. Nucor, generally, does not enter into derivative instruments for any purpose other than hedging the cash flows associated with specific volumes of commodities that will be purchased and processed in future periods, and hedging the exposure related to changes in the fair value of outstanding fixed rate debt instruments.

REVENUE RECOGNITION Revenue is recognized when title passes to the customer, which is principally upon shipment.

FREIGHT COSTS Internal fleet and some common carrier costs are included in marketing, administrative and other expenses. These costs included in marketing, administrative and other expenses were $55.6 million in 2004 ($47.4 million in 2003 and $43.9 million in 2002). All other freight costs are included in cost of products sold.

STOCK SPLIT In September 2004, Nucor’s Board of Directors approved a two-for-one stock split of common stock in the form of a stock dividend. As a result, stockholders of record received one additional share on October 15, 2004 for each share held as of the record date of September 30, 2004. The par value of Nucor’s common stock remains $0.40 per share. All share and per share amounts have been restated to reflect the two-for-one stock split, except for the statements of stockholders’ equity which reflect the stock split by reclassifying from “Additional Paid-in Capital” to “Common Stock” an amount equal to the par value of the additional shares issued to effect the stock split.

STOCK-BASED COMPENSATION Nucor accounts for its stock-based compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Accordingly, no compensation expense is recorded, other than for restricted stock grants, since the exercise price of the stock options is equal to the market price of the underlying stock on the grant date. Had compensation cost for the stock options issued been determined consistent with Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” net earnings and net earnings per share would have been reduced to the following pro forma amounts:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
35

	(in thousands, except per share data)
Year Ended December 31,	2004	2003	2002
Net earnings – as reported	$1,121,485	$62,781	$162,080

Add: Stock-based employee compensation expense included in reported net earnings, net of income taxes	12,017	362	935

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of income taxes	(18,296)	(7,738)	(6,108)

Net earnings – pro forma	$1,115,206	$55,405	$156,907

Net earnings per share – as reported:
Basic	$7.08	$0.40	$1.04
Diluted	7.02	0.40	1.04

Net earnings per share – pro forma:
Basic	7.04	0.35	1.00
Diluted	6.98	0.35	1.00

The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and experience.

COMPREHENSIVE INCOME (LOSS)  Nucor reports comprehensive income (loss) in its consolidated statement of stockholders’ equity. Comprehensive income represents changes in stockholders’ equity from transactions from sources other than stockholders. For the three years ended December 31, 2004, the only items of comprehensive income for Nucor were net unrealized cash flow hedging gains (losses) on derivatives, all of which are presented net of tax.

RECENT ACCOUNTING PRONOUNCEMENTS  In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), “Share Based Payment,” which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The provisions of this statement become effective for Nucor’s fiscal quarter beginning July 3, 2005. Management is currently evaluating the financial statement impact of the adoption of SFAS 123(R).

USE OF ESTIMATES  The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

RECLASSIFICATIONS  Certain amounts for prior years have been reclassified to conform to the 2004 presentation.

2. ACCOUNTS RECEIVABLE:

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of our customers to make required payments. Accounts receivable are stated net of the allowance for doubtful accounts of $40.4 million at December 31, 2004 ($22.7 million at December 31, 2003 and $20.0 million at December 31, 2002).

3. INVENTORIES:

Inventories consist of approximately 55% raw materials and supplies and 45% finished and semi-finished products at December 31, 2004 (42% and 58%, respectively, at December 31, 2003). Nucor’s manufacturing process consists of a continuous, vertically integrated process from which products are sold to customers at various stages throughout the process. Since most steel products can be classified as either finished or semi-finished products, these two categories of inventory are combined.

Inventories valued using the last-in, first-out (LIFO) method of accounting represent approximately 78% of total inventories at December 31, 2004 (75% at December 31, 2003). If the first-in, first-out (FIFO) method of accounting had been used, inventories would have been $533.5 million higher at December 31, 2004 ($157.6 million higher at December 31, 2003). Use of the lower of cost or market reduced inventories by $2.4 million at December 31, 2004 ($.3 million at December 31, 2003).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
36

4. PROPERTY, PLANT AND EQUIPMENT:

		(in thousands)
December 31,	2004	2003
Land and improvements	$142,276	$132,920
Buildings and improvements	478,157	455,441
Machinery and equipment	4,980,775	4,623,372
Construction in process and equipment deposits	92,411	119,083

	5,693,619	5,330,816
Less accumulated depreciation	2,875,312	2,513,681

	$2,818,307	$2,817,135

The estimated useful lives range from 10 to 20 years for buildings and land improvements and range from 3 to 12 years for machinery and equipment.

5. LONG-TERM DEBT AND FINANCING ARRANGEMENTS:

		(in thousands)
December 31,	2004	2003
Industrial revenue bonds:
2.00% to 2.18%, variable, due from 2006 to 2038	$398,550	$378,550
Notes, 6%, due 2009	175,000	175,000
Notes, 4.875%, due 2012	350,000	350,000

	923,550	903,550
Less current maturities	—	—

	$923,550	$903,550

In October 2002, Nucor entered into an unsecured revolving credit facility that provides for up to $425.0 million in revolving loans. The credit facility consists of (a) a $125.0 million 364-day revolver maturing in September 2005 with an option to convert amounts outstanding under this facility to a 364-day term loan, and (b) a $300.0 million multi-currency revolver maturing in October 2007. No borrowings were outstanding under the credit facility at December 31, 2004 or 2003. Future borrowings would bear interest at either a defined base rate or LIBOR plus an applicable spread to be determined by reference to our senior unsecured debt rating. The credit facility includes customary financial and other covenants, including a limit on the ratio of debt to total capital of 50% and a limit on Nucor’s ability to pledge the Company’s assets.

Annual aggregate long-term debt maturities are: none in 2005; $1.3 million in 2006; none in 2007; none in 2008; and $180.4 million in 2009.

The fair value of Nucor’s long-term debt approximates the carrying value.

6. CAPITAL STOCK:

The par value of Nucor’s common stock is $0.40 per share and there are 200.0 million shares authorized. 250,000 shares of preferred stock, par value of $4.00 per share, are authorized, with preferences, rights and restrictions as may be fixed by Nucor’s Board of Directors. There are no shares of preferred stock issued or outstanding.

STOCK OPTIONS  Nucor’s Key Employees’ Incentive Stock Option Plans provide that common stock options may be granted to key employees and officers with exercise prices at 100% of the market value on the date of the grant. Outstanding options are exercisable six months after grant date and have a term of seven years.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
37

A summary of Nucor’s stock option plans is as follows (shares in thousands):

Year Ended December 31,	2004		2003		2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Number of shares under option:
Outstanding at beginning of year	3,424	$24.04	2,492	$23.92	2,310	$22.74
Granted	1,184	35.64	1,741	23.01	918	26.33
Exercised	(2,250)	24.55	(776)	21.28	(705)	23.04
Canceled	(22)	31.27	(33)	24.90	(31)	27.44

Outstanding at end of year	2,336	$29.37	3,424	$24.04	2,492	$23.92

Options exercisable at end of year	1,787	$26.29	2,646	$23.57	1,987	$23.77

Shares reserved for future grants	10,298		11,460		3,167

The following table summarizes information about stock options outstanding at December 31, 2004 (shares in thousands):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$18.01 – $24.00	418	4.0 years	$21.05	418	$21.05
24.01 – 30.00	921	4.6 years	25.71	921	25.71
30.01 – 36.00	448	6.1 years	32.40	448	32.40
36.01 – 42.00	549	6.7 years	39.37	—	—

18.01 – 42.00	2,336	5.3 years	29.37	1,787	26.29

The pro forma net earnings and pro forma net earnings per share amounts calculated according to SFAS No. 123 are disclosed in Note 1, above. The weighted average per share fair value of options granted was $8.09 in 2004 ($7.19 in 2003 and $9.35 in 2002). The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

Year Ended December 31,	2004	2003	2002
Expected dividend yield	1.30% – 1.32%	1.56% –1.92%	1.33% –1.55%
Expected stock price volatility	29.18% – 31.08%	43.37% –46.51%	49.03%
Risk-free interest rate	2.15% – 2.74%	1.91% – 2.62%	2.32% –4.14%
Expected life of options (in years)	3.5	3.5	3.5

RESTRICTED STOCK AWARDS  Nucor’s Senior Officers Annual Incentive Plan (the “AIP”) and Long-Term Incentive Plan (the “LTIP”) authorize the award of shares of common stock to officers subject to certain conditions and restrictions. The LTIP provides for the award of shares of restricted common stock at the end of each LTIP performance measurement period at no cost to officers if certain financial performance goals are met during the period. One-third of the LTIP restricted stock award vests upon each of the first three anniversaries of the award date or, if earlier, upon the officer’s attainment of age fifty-five while employed by Nucor. Although participants are entitled to cash dividends and may vote such awarded shares, the sale or transfer of such shares is limited during the restricted period.

The AIP provides for the payment of annual cash incentive awards. An AIP participant may elect, however, to defer payment of up to one-half of an annual incentive award. In such event, the deferred AIP award is converted into common stock units and credited with a deferral incentive, in the form of additional common stock units, equal to 25% of the number of common stock units attributable to the deferred AIP award. Common stock units

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
38

attributable to deferred AIP awards are fully vested. Common stock units credited as a deferral incentive vest upon the AIP participant’s attainment of age fifty-five while employed by Nucor. Vested common stock units are paid to AIP participants in the form of shares of common stock following their termination of employment with Nucor.

Compensation expense, exclusive of cash amounts, for common stock and common stock units awarded under the AIP and LTIP is recorded over the performance measurement and vesting periods based on the anticipated number and market value of shares of common stock and common stock units to be awarded. Compensation expense for anticipated awards based upon Nucor’s financial performance was $18.5 million in 2004 and $1.5 million in 2003, the year in which the AIP and LTIP were approved by the stockholders. Unearned compensation on restricted stock is recorded in a separate component of stockholders’ equity and is amortized to compensation expense over the vesting period. Nucor granted restricted stock awards of 41,872 shares with a weighted average grant-date fair value of $28.05 per share in 2004. No restricted stock awards were granted in 2003 or 2002. At December 31, 2004, 1.96 million shares were reserved for future grants under the AIP and LTIP (2.0 million shares at December 31, 2003).

7. STOCKHOLDER RIGHTS PLAN:

In 2001, the Board of Directors adopted a Stockholder Rights Plan (“Plan”) in which one right (“Right”) was declared as a dividend for each Nucor common share outstanding. Each Right entitles Nucor common stockholders to purchase, under certain conditions, one five-thousandth of a share of newly authorized Series A Junior Participating Preferred Stock (“Preferred Stock”), with one five-thousandth of a share of Preferred Stock intended to be the economic equivalent of one share of Nucor common stock. Until the occurrence of certain events, the Rights are represented by and traded in tandem with Nucor common stock. Rights will be exercisable only if a person or group acquires beneficial ownership of 15 percent (15%) or more of the Nucor common shares or commences a tender or exchange offer, upon the consummation of which such person or group would beneficially own 15 percent (15%) or more of the common shares. Upon such an event, the Rights enable dilution of the acquiring person’s or group’s interest by providing that other holders of Nucor common stock may purchase, at an exercise price of $75.00, Nucor common stock, or in the discretion of the Board of Directors, Preferred Stock, having double the value of such exercise price. Nucor will be entitled to redeem the Rights at $.0005 per Right under certain circumstances set forth in the Plan. The Rights themselves have no voting power and will expire on March 8, 2011, unless earlier exercised, redeemed or exchanged. Each one five-thousandth of a share of Preferred Stock has the same voting rights as one share of Nucor common stock, and each share of Preferred Stock has 5,000 times the voting power of one share of Nucor common stock.

8. FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS:

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” Nucor recognizes all derivative instruments, such as natural gas forward purchase contracts and interest rate swaps, in the consolidated balance sheets at fair value.

During 2004, accumulated other comprehensive loss increased by $1.2 million, net of taxes of $.6 million, due to the issuance of cash flow hedges on natural gas forward purchase contracts during the year. Amounts will be reclassified, net of taxes, from accumulated other comprehensive loss to cost of products sold over the next twelve months based upon actual fulfillment of forecasted transactions. Nucor is hedging a portion of its exposure to the variability of future cash flows for forecasted natural gas purchases over various time periods not exceeding three years.

Nucor has also entered into various natural gas purchase contracts, which meet the normal purchase normal sale exclusion under SFAS No. 133. These instruments effectively commit Nucor to purchase $50.5 million, $2.4 million and $1.8 million of natural gas for production in 2005, 2006 and 2007, respectively.

During 2004, Nucor entered into, and subsequently terminated, an interest rate swap agreement of $175.0 million that was accounted for as a fair value hedge. Under the agreement, Nucor paid a variable rate of interest and received a fixed rate of interest over the term of the interest rate swap agreement. The interest rate swap agreement converted the $175.0 million note payable from a 6% fixed rate obligation to a variable rate obligation. The change in the fair value of this agreement was recorded in earnings as an equal offset to the change in fair value of the underlying debt obligation. Since the fair value hedge was 100% effective, there was no impact to net earnings. The variable interest rate was the six-month LIBOR rate in arrears plus 1.25%. Nucor terminated this interest rate swap agreement in 2004, resulting in a gain of $4.8 million.

At December 31, 2004, there was an aggregate credit of $6.3 million related to this and previous interest rate swaps included in deferred credits and other liabilities in the balance sheet, all of which will be amortized over the remaining life of the debt as adjustments to interest expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
39

Nucor does not anticipate non-performance by the counterparties in any of these instruments given their high credit ratings, and no material loss would be expected from non-performance by any one of such counterparties.

9. CONTINGENCIES:

Nucor is subject to environmental laws and regulations established by federal, state and local authorities, and, accordingly, makes provision for the estimated costs of compliance. Of the undiscounted total $44.7 million of accrued environmental costs at December 31, 2004 ($54.9 million at December 31, 2003), $22.2 million was classified in accrued expenses and other current liabilities ($22.0 million at December 31, 2003) and $22.5 million was classified in deferred credits and other liabilities ($32.9 million at December 31, 2003). Inherent uncertainties exist in these estimates primarily due to unknown conditions, evolving remediation technology, and changing governmental regulations and legal standards regarding liability. During 2004 and 2003, Nucor revised estimates as additional information was obtained and projects were completed, reducing environmental reserves by $10.0 million and $8.3 million, respectively. In December 2000, the United States Environmental Protection Agency and the Department of Justice announced an agreement with Nucor and certain states that resolved alleged violations of environmental laws and regulations. Nucor continues to implement the various components of the consent decree, which involve air and water pollution control technology demonstrations along with other environmental management practices. The accrued environmental costs include the expenses that Nucor expects to incur as a result of the consent decree.

Other contingent liabilities with respect to product warranties, legal proceedings and other matters arise in the normal course of business. In the opinion of management, no such matters exist that would have a material effect on the consolidated financial statements.

10. EMPLOYEE BENEFIT PLAN:

Nucor makes contributions to a Profit Sharing and Retirement Savings Plan for qualified employees based on the profitability of the company. Nucor’s expense for these benefits was $172.3 million in 2004 ($8.9 million in 2003 and $25.9 million in 2002). The related liability for these benefits was included in salaries, wages and related accruals at each year-end. Nucor also has a medical plan covering certain eligible early retirees. The unfunded obligation, included in deferred credits and other liabilities in the balance sheet, totaled $44.2 million at December 31, 2004 ($40.3 million at December 31, 2003). Expense associated with this plan was $3.0 million in 2004 ($2.3 million in 2003 and $1.8 million in 2002). The discount rate used was 5.75% in 2004 (6% in 2003 and 6.5% in 2002). The health care cost trend rate used was 10% in 2004 (11% in 2003 and 12% in 2002). The health care cost trend rate is projected to decline gradually to 5% by 2011.

11. INTEREST EXPENSE:

Interest expense is stated net of interest income of $7.0 million in 2004 ($2.5 million in 2003 and $8.6 million in 2002). Interest paid was $32.4 million in 2004 ($33.0 million in 2003 and $19.9 million in 2002).

12. OTHER INCOME:

In 2004 and 2003, Nucor sold equipment resulting in a pre-tax gain of $1.6 million and $4.4 million, respectively. In 2003 and 2002, Nucor received $7.1 million and $29.9 million, respectively, related to graphite electrodes anti-trust settlements.

13. INCOME TAXES:

The provision for income taxes consists of the following (in thousands):

Year Ended December 31,	2004	2003	2002
Current:
Federal	$574,107	$(58,500)	$54,000
State	28,991	(11,704)	(17,227)

Total current	603,098	(70,204)	36,773

Deferred:
Federal	7,193	71,500	31,400
State	(500)	2,800	(200)

Total deferred	6,693	74,300	31,200

Total provision for income taxes	$609,791	$4,096	$67,973

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
40

A reconciliation of the federal statutory tax rate (35%) to the total provision is as follows:

Year Ended December 31,	2004	2003	2002
Taxes computed at statutory rate	35.00%	35.00%	35.00%
State income taxes, net of
federal income tax benefit	1.07	(8.65)	(4.92)
Resolution of prior year contingencies	(0.65)	(15.93)	—
Federal research credit	(0.12)	(4.07)	(0.62)
Other, net	(0.08)	(0.23)	0.09

Provision for income taxes	35.22%	6.12%	29.55%

Deferred tax assets and liabilities resulted from the following (in thousands):

December 31,	2004	2003
Deferred tax assets:
Accrued liabilities and reserves	$108,177	$99,125
Allowance for doubtful accounts	12,816	6,683
Inventory	105,737	74,543
Credit carryforwards	—	10,843
Post retirement benefits	17,224	15,817

Total deferred tax assets	243,954	207,011

Deferred tax liabilities:
Property, plant and equipment	(390,754)	(349,618)

Total net deferred tax liabilities	$(146,800)	$(142,607)

Current deferred tax assets were $163.0 million at December 31, 2004 ($115.2 million at December 31, 2003). Non-current deferred tax liabilities were $309.8 million at December 31, 2004 ($257.8 million at December 31, 2003). Nucor paid $550.1 million in net federal and state income taxes in 2004, received $54.9 million in refunds in 2003 and paid $31.7 million in 2002.

14. EARNINGS PER SHARE:

The computations of basic and diluted earnings per share are as follows (in thousands, except per share data):

Year Ended December 31,	2004	2003	2002
Basic earnings per share: Diluted average shares outstanding:
Basic net earnings	$1,121,485	$62,781	$162,080

Average shares outstanding	158,383	156,531	156,179

Basic net earnings per share	$7.08	$0.40	$1.04

Diluted earnings per share:
Diluted net earnings	$1,121,485	$62,781	$162,080

Diluted average shares outstanding:
Basic shares outstanding	158,383	156,531	156,179
Dilutive effect of stock options and other	1,371	302	320

	159,754	156,833	156,499

Diluted net earnings per share	$7.02	$0.40	$1.04

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
41

15. SEGMENTS:

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

Management evaluates the operating performance of each of its segments based upon division contribution. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Nucor accounts for intercompany sales at prices approximating current market value. Interest expense, minority interests, other income, profit sharing expense and changes in the LIFO reserve and environmental accruals are shown under Corporate/eliminations/other. Corporate assets primarily include cash and short-term investments, deferred income tax assets and investments in affiliates. Nucor’s segment results are as follows (in thousands):

Year Ended December 31,	2004	2003	2002
Net sales to external customers:
Steel mills	$10,109,430	$5,446,127	$4,062,590
Steel products	1,267,398	819,696	739,187

	$11,376,828	$6,265,823	$4,801,777

Intercompany sales:
Steel mills	$852,897	$520,207	$355,586
Steel products	9,857	5,275	5,350
Corporate/eliminations/other	(862,754)	(525,482)	(360,936)

	$—	$—	$—

Depreciation expense:
Steel mills	$366,023	$346,136	$288,879
Steel products	17,282	17,976	18,222

	$383,305	$364,112	$307,101

Earnings (loss) before income taxes:
Steel mills	$2,191,335	$209,400	$401,820
Steel products	149,610	(14,328)	(407)
Corporate/eliminations/other	(609,669)	(128,195)	(171,360)

	$1,731,276	$66,877	$230,053

Segment assets:
Steel mills	$4,978,616	$3,927,392	$4,017,014
Steel products	488,571	324,235	302,445
Corporate/eliminations/other	666,020	240,726	61,542

	$6,133,207	$4,492,353	$4,381,001

Capital expenditures:
Steel mills	$278,672	$201,134	$237,529
Steel products	7,253	14,274	6,069

	$285,925	$215,408	$243,598

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
42

Net sales by product are as follows (in thousands). Further product group breakdown is impracticable.

Year Ended December 31,	2004	2003	2002
Net sales to external customers:
Sheet	$4,856,469	$2,371,611	$1,905,517
Bars	2,632,966	1,746,805	863,374
Structural	1,500,878	1,005,859	1,026,991
Plate	1,119,117	321,852	266,708
Steel products	1,267,398	819,696	739,187

	$11,376,828	$6,265,823	$4,801,777

16. INVESTMENTS AND ACQUISITIONS:

In February 2004, Nucor purchased a one-half interest in Harris Steel, Inc., a wholly owned subsidiary of Harris Steel Group, Inc., for a cash purchase price of approximately $21.0 million. In addition, Harris Steel Group may receive up to an additional $6.0 million upon the achievement of certain operating results of the venture through 2008.

In July 2004, Nucor’s wholly owned subsidiary, Nucor Steel Tuscaloosa, Inc., purchased substantially all of the steelmaking assets of Corus Tuscaloosa for a price of approximately $89.4 million. The facility is a coiled plate mill that manufactures pressure vessel steel coil, discrete plate and cut-to-length plate products.

In August 2004, Nucor’s wholly owned subsidiary, Nucor Steel Decatur, LLC, purchased certain assets of Worthington Industries, Inc. cold rolling mill in Decatur, Alabama, for a cash purchase price of approximately $80.3 million. The assets include all of the buildings, the pickle line, four-stand tandem cold mill, temper mill and annealing furnaces adjacent to the current Nucor Steel Decatur, LLC, steel plant.

These acquisitions in 2004 were not material to the consolidated financial statements and did not result in goodwill or other intangible assets.

In March 2003, Nucor’s wholly owned subsidiary, Nucor Steel Kingman, LLC, purchased substantially all of the assets of the Kingman, Arizona, steel facility of North Star Steel (“North Star”) for approximately $35.0 million. The purchase price did not include working capital and Nucor assumed no material liabilities of the North Star operation. Nucor Steel Kingman is currently not operating. After evaluating options for this facility, Nucor decided not to restart the melt shop. Accordingly, in the second quarter of 2004, Nucor recognized an impairment charge of $13.2 million based on appraised values. This charge has been reflected in cost of products sold.

In July 2002, Nucor’s wholly owned subsidiary, Nucor Steel Decatur, LLC, purchased substantially all of the assets of Trico Steel Company, LLC (“Trico”), for a purchase price of $117.7 million. The purchase price included approximately $86.6 million of Trico’s debt and other current liabilities that were assumed by Nucor.

In December 2002, Nucor purchased substantially all of the assets of Birmingham Steel Corporation (“Birmingham Steel”) for a cash purchase price excluding transaction costs of approximately $615.0 million, including $116.9 million in inventory and receivables. Primary assets purchased were Birmingham Steel’s four operating mills in Birmingham, Alabama; Kankakee, Illinois; Jackson, Mississippi; and Seattle, Washington. Other included assets were the corporate office located in Birmingham, Alabama; the mill in Memphis, Tennessee, which is currently not in operation; the assets of Port Everglades Steel Corporation; the assets of the Klean Steel Division; and Birmingham Steel’s ownership in Richmond Steel Recycling Limited. This acquisition was financed with proceeds from the issuance of $350.0 million of 4.875% notes due in 2012 and internal cash flows.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed of Birmingham Steel as of the date of acquisition (in thousands): The results of Birmingham Steel have been included in the consolidated financial statements from the date of acquisition. Unaudited pro forma operating results for Nucor, assuming the acquisition of Birmingham Steel occurred as of the beginning of the period presented, are as follows (in thousands):

Current assets	$122,868
Property, plant and equipment	515,017
Other assets	550

Total assets acquired	638,435

Current liabilities	(13,690)
Deferred credits and other liabilities	(3,121)

Total liabilities assumed	(16,811)

$621,624

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
43

The results of Birmingham Steel have been included in the consolidated financial statements from the date of acquisition. Unaudited pro forma operating results for Nucor, assuming the acquisition of Birmingham Steel occurred as of the beginning of the period presented, are as follows (in thousands, except per share data):

Year Ended December 31,	2002
Net sales	$5,292,506
Net earnings	156,837
Net earnings per share:
Basic	$1.00

Diluted	$1.00

Non-cash investing and financing activities in 2004 included the assumption of $27.2 million of liabilities acquired with the Tuscaloosa acquisition. Non-cash investing and financing activities in 2002 included the assumption of $86.0 million of bonds and $17.4 million of other liabilities acquired with the purchase of substantially all of the assets of Trico and Birmingham Steel.

17. SUBSEQUENT EVENTS:

In February 2005, Nucor purchased the assets of Fort Howard Steel, Inc.’s operations in Oak Creek, Wisconsin, for a cash purchase price of approximately $44.2 million. This facility produces cold finish bar product.

In February 2005, Nucor’s Board of Directors increased the regular quarterly cash dividend on Nucor’s common stock to $0.15 per share, from $0.13 per share. In addition to the $0.15 per share base dividend amount, the Board of Directors approved the payment of an additional dividend of $0.25 per share, for a total dividend of $0.40 per share, payable on May 11, 2005 to stockholders of record on March 31, 2005.

18. QUARTERLY INFORMATION (UNAUDITED):

	(in thousands, except per share data)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004
Net sales	$2,286,416	$2,761,822	$3,239,592	$3,088,998
Gross margin(1)	270,047	527,906	806,074	643,929
Net earnings(2)	113,238	251,442	415,387	341,418
Net earnings per share:
Basic	0.72	1.59	2.62	2.14
Diluted	0.72	1.58	2.59	2.12
2003
Net sales	$1,480,271	$1,520,461	$1,604,011	$1,661,080
Gross margin(3)	73,846	66,315	71,154	57,961
Net earnings(4)	17,782	8,425	16,022	20,552
Net earnings per share:
Basic	0.11	0.05	0.10	0.13
Diluted	0.11	0.05	0.10	0.13

(1)	LIFO charges totaled $32.2 million, $67.1 million, $124.1 million and $152.5 million in the first, second, third and fourth quarters of 2004, respectively.
(2)	The first quarter of 2004 includes a gain of $1.6 million on the sale of equipment.
(3)	LIFO charges totaled $6.4 million, $6.5 million, $26.6 million and $75.5 million in the first, second, third and fourth quarters of 2003, respectively.
(4)	The first and third quarters of 2003 include gains of $2.3 million and $4.8 million, respectively, related to graphite electrodes anti-trust settlements. The fourth quarter of 2003 includes a gain of $4.4 million resulting from the sale of equipment.

CORPORATE AND STOCK DATA
46

EXECUTIVE OFFICES

2100 Rexford Road

Charlotte, North Carolina 28211

Phone 704/366-7000

Fax 704/362-4208

STOCK TRANSFERS

DIVIDEND DISBURSING

DIVIDEND REINVESTMENT

American Stock Transfer & Trust Company

59 Maiden Lane

New York, New York 10038

Phone 800/937-5449

Fax 718/236-2641

ANNUAL MEETING

Place

The Park Hotel

2200 Rexford Road

Morrison A & B

Charlotte, North Carolina

Time/Date

10:00 a.m., Thursday

May 12, 2005

STOCK LISTING

New York Stock Exchange

Trading Symbol – NUE

STOCK PRICE AND DIVIDENDS PAID
	(adjusted for stock split)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004
Stock Price:
High	$33.29	$38.97	$46.57	$55.47
Low	26.08	28.18	36.27	37.52
Dividends paid	0.10	0.105	0.105	0.13
2003
Stock Price:
High	$22.52	$26.25	$26.27	$29.39
Low	17.51	19.22	22.60	23.99
Dividends paid	0.095	0.10	0.10	0.10

FORM 10-K

A copy of Nucor’s 2004 annual report filed with the Securities and Exchange Commission (“SEC”) on Form

10-K is available to stockholders on request.

The certifications of Nucor’s Chief Executive Officer and Chief Financial Officer regarding the quality of Nucor’s public disclosure that is required by Section 302 of The Sarbanes-Oxley Act of 2002 is included as an exhibit to Nucor’s annual report on Form 10-K. In addition, in 2004, Nucor’s Chief Executive Officer provided to the New York Stock Exchange (“NYSE”) the Annual CEO Certification regarding Nucor’s compliance with the NYSE’s corporate governance standards.

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