Form 10-K, Exhibit 13
period 2006-12-31
NUCOR CORP
filed 2007-02-28
CIK 73309

4	FINANCIAL HIGHLIGHTS

FINANCIAL HIGHLIGHTS (dollar amounts in thousands, except per share data)

	2006	2005	% CHANGE
FOR THE YEAR

Net sales	$14,751,270	$12,700,999	16%

Earnings:

Earnings before income taxes	2,693,818	2,016,368	34%

Provision for income taxes	936,137	706,084	33%

Net earnings	1,757,681	1,310,284	34%

Per share:

Basic(1)	5.73	4.17	37%

Diluted(1)	5.68	4.13	38%

Dividends declared per share(1)	2.15	0.93	131%

Percentage of net earnings to net sales	11.9%	10.3%	16%

Return on average equity	38.6%	33.9%	14%

Capital expenditures	338,404	331,466	2%

Depreciation	363,936	375,054	-3%

Sales per employee	1,273	1,159	10%

AT YEAR END

Working capital	$3,225,008	$2,815,854	15%

Property, plant and equipment, net	2,856,415	2,855,717	—

Long-term debt	922,300	923,550	—

Stockholders’ equity	4,825,989	4,279,788	13%

Per share(1)	16.04	13.80	16%

Shares outstanding(1)	300,949	310,220	-3%

Employees	11,900	11,300	5%

(1)	Per share amounts and shares outstanding have been adjusted to reflect the two-for-one stock split effective May 2006.

FORWARD-LOOKING STATEMENTS Certain statements made in this annual report are forward-looking statements that involve risks and uncertainties. These forward-looking statements reflect the Company’s best judgment based on current information, and although we base these statements on circumstances that we believe to be reasonable when made, there can be no assurance that future events will not affect the accuracy of such forward-looking information. As such, the forward-looking statements are not guarantees of future performance, and actual results may vary materially from the results and expectations discussed in this report. Factors that might cause the Company’s actual results to differ materially from those anticipated in forward-looking statements include, but are not limited to: (1) the sensitivity of the results of our operations to volatility in steel prices and changes in the supply and cost of raw materials, including scrap steel; (2) availability and cost of electricity and natural gas; (3) market demand for steel and steel products, which, in the case of many of our products, is driven by the level of non-residential construction activity in the U.S.; (4) competitive pressure on sales and pricing, including pressure from imports and substitute materials; (5) uncertainties surrounding the global economy, including excess world capacity for steel production and fluctuations in currency conversion rates; (6) U.S. and foreign trade policy affecting steel imports or exports; (7) significant changes in government regulations affecting environmental compliance; (8) the cyclical nature of the steel industry; (9) capital investments and their impact on our performance; and (10) our safety performance.

Seattle
Plymouth
Brigham City
Antioch
Fontana
Phoenix
Norfolk
Oak Creek
Kankakee
Waterloo
St. Joe
Marion
Crawfordsville
Auburn
Chemung
Wallingford
Hertford County
Blytheville
Hickman
Memphis
Charlotte
Decatur
Darlington
Fort Payne
Swansea
Florence
Denton
Jackson
Dallas
Terrell
Birmingham
Berkeley County
Jewett
Grapeland
Tuscaloosa
Trinidad
Point Lisas

AT A GLANCE	11

STEEL MILLS SEGMENT	STEEL PRODUCTS SEGMENT

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

Birmingham, Alabama (Nucor Steel Birmingham, Inc.)

Kankakee, Illinois (Nucor Steel Kankakee, Inc.)

Jackson, Mississippi (Nucor Steel Jackson, Inc.)

Seattle, Washington (Nucor Steel Seattle, Inc.)

Marion, Ohio (Nucor Steel Marion, Inc.)

Wallingford, Connecticut (Nucor Steel Connecticut, Inc.)

Memphis, Tennessee (Nucor Steel Memphis, Inc.)

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

VULCRAFT AND VERCO

Products: Steel joists, joist girders and steel deck for non-residential building construction.

Florence, South Carolina

Norfolk, Nebraska

Fort Payne, Alabama

Grapeland, Texas

St. Joe, Indiana

Brigham City, Utah

Chemung, New York (Vulcraft of New York, Inc.)

Phoenix, Arizona (Verco Decking, Inc.)

Fontana, California (Verco Decking, Inc.)

Antioch, California (Verco Decking, Inc.)

COLD FINISH

Products: Cold finished steel bars for shafting and precision machined parts.

Norfolk, Nebraska

Darlington, South Carolina

Brigham City, Utah

Oak Creek, Wisconsin (Nucor Cold Finish Wisconsin, Inc.)

BUILDING SYSTEMS

Products: Metal buildings and metal building components for commercial, industrial and institutional building markets.

Waterloo, Indiana

Swansea, South Carolina

Terrell, Texas

Brigham City, Utah (Nucor Building Systems Utah, LLC)

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
Charlotte, North Carolina

12	OPERATIONS REVIEW

STEEL MILLS SEGMENT

BAR MILLS, SHEET MILLS, STRUCTURAL MILLS AND PLATE MILLS

Nucor operates scrap-based steel mills in nineteen facilities. these mills utilize modern steelmaking techniques and produce steel at a cost competitive with steel manufactured anywhere in the world.

BAR MILLS

Nucor has eleven bar mills located in South Carolina, Nebraska, Texas, Utah, New York, Alabama, Illinois, Mississippi, Washington, Ohio and Connecticut that produce bars, angles and light structural shapes in carbon and alloy steels. These products have a wide range of usage including automotive, construction, farm equipment, metal buildings, furniture and recreational equipment. Four of the bar mills were constructed by Nucor between 1969 and 1981. Over the years, Nucor has completed extensive capital projects to keep these facilities modernized and globally competitive. Nucor acquired the remaining seven bar mills since 2000, including the purchase of substantially all of the assets of Marion Steel Company (“Marion Steel”) in the second quarter of 2005 and substantially all of the assets of Connecticut Steel Corporation (“Connecticut Steel”) in the second quarter of 2006. Nucor Steel Marion, Inc. has the capacity to produce up to 450,000 tons annually and Nucor Steel Connecticut, Inc. has the capacity to produce up to 300,000 tons annually. With these recent acquisitions, the total capacity of our eleven bar mills is currently approximately 7,960,000 tons per year.

SHEET MILLS

The sheet mills produce flat-rolled steel for automotive, appliance, pipe and tube, construction and other industries. The four sheet mills are located in Indiana, Arkansas, South Carolina and Alabama. Nucor constructed three of the sheet mills between 1989 and 1996. The constructed sheet mills utilize thin slab casters to produce hot rolled sheet. In 2002, Nucor’s wholly owned subsidiary Nucor Steel Decatur, LLC purchased substantially all the assets of Trico Steel Company, LLC (“Trico”). This sheet mill is located in Decatur, Alabama, and has an annual capacity of approximately 2,400,000 tons, expanding our sheet capacity by 30% at the time of the acquisition. In 2004, Nucor Steel Decatur, LLC purchased the adjacent cold rolling mill of Worthington Industries, Inc. (“Worthington”). In 2006 Nucor announced plans to construct its fourth sheet steel galvanizing facility at Nucor Steel Decatur, LLC. Upon completion of the galvanizing facility, all four of our sheet mills will be fully equipped with cold rolling mills and galvanizing lines for further processing of hot rolled sheet. The total capacity of the four sheet mills is approximately 10,800,000 tons per year.

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

PLATE MILLS

Nucor operates two plate mills. Nucor completed construction of its first plate mill, located in North Carolina, in 2000 with the competitive advantages of new, more efficient production technology. This mill produces plate for manufacturers of heavy equipment, rail cars, ships, barges, refinery tanks and others. In 2004, Nucor’s wholly owned subsidiary, Nucor Steel Tuscaloosa, Inc., purchased substantially all the assets of Corus Tuscaloosa. The Tuscaloosa mill has an annual capacity of 1,200,000 tons, and complements our product offering with thinner gauges of coiled and cut-to-length plate used in the pipe and tube, pressure vessel, transportation and construction industries. Current annual production capacity of our two plate mills is approximately 2,800,000 tons.

OPERATIONS

Nucor’s steel mills are among the most modern and efficient mills in the United States. Recycled steel scrap and other metallics are melted in electric arc furnaces and poured into continuous casting systems. Highly sophisticated rolling mills convert the billets, blooms and slabs into rebar, angles, rounds, channels, flats, sheet, beams, plate and other products.

Production in 2006 was a record 22,382,000 tons, a 10% increase from 20,332,000 tons in 2005. Annual production capacity has grown from 120,000 tons in 1970 to a present total of more than 25,000,000 tons.

The operations in the rolling mills are highly automated and require fewer operating employees than older mills. All Nucor steel mills have high productivity, which results in employment costs of approximately 7% of the sales dollar. This is lower than the employment costs of integrated steel companies producing comparable products. Employee turnover in Nucor mills is extremely low. All employees have a significant part of their compensation based on their productivity. Production employees work under group incentives that provide increased earnings for increased production. This additional compensation is paid weekly.

Steel mills are large consumers of electricity and gas. Total energy costs decreased approximately $1 per ton from 2005 to 2006 due to lower natural gas prices. Due to the greater efficiency of Nucor steel mills, these energy costs were less than 10% of the sales dollar in 2006 and 2005. Nucor is partially hedged against exposure to increases in energy costs.

Scrap and scrap substitutes are the most significant element in the total cost of steel production. The average cost of scrap and scrap substitutes used increased 1% to $246 per ton in 2006 from $244 per ton in 2005. A raw material surcharge implemented in 2004 has allowed Nucor to maintain operating margins and to meet our commitments to customers in spite of highly volatile scrap and scrap substitute costs.

MARKETS AND MARKETING

Approximately 92% of the nineteen steel mills’ production in 2006 was sold to outside customers and the balance was used internally by the Vulcraft, Cold Finish, Building Systems and Fastener divisions. Steel shipments to outside customers increased 9% from 19,020,000 tons in 2005 to a record 20,649,000 tons in 2006.

Our steel mill customers are primarily manufacturers, steel service centers and fabricators. The sheet mills continue to build long-term relationships with contract customers who purchase more value-added products. We enter 2007 with approximately 60% of our sheet mill volume committed to contract customers with terms typically ranging from six to twelve months. These contracts are non-cancelable agreements with a pricing formula that takes into account changes in our raw material costs. The sheet mills will continue to pursue profitable contract business on a long-term basis.

GOVERNMENT AFFAIRS

In 2006, Nucor continued our efforts in governmental affairs on several planes. We have continued the aggressive trade case efforts in which we have engaged over the years with our participation in the current statutory five-year sunset reviews of existing duties for coated sheet and carbon plate products. In late 2006, the International Trade Commission chose to remove the existing duties on many of the countries involved in dumping these products into our country. As a result, more unfairly traded foreign steel may continue to enter our borders with negative effects on our business. We are currently evaluating these decisions for an appeal, and we will continue to fight illegally dumped foreign steel in support of free and fair trade through the legal process.

We have also developed a well-embedded grass roots effort with our state and local legislators to help build support toward many other issues beyond the trade cases. Some of these issues include currency manipulation, climate change, energy and tax policy. Our goal is to move state and local legislators to recognize the importance of domestic manufacturing and the serious threat these issues place against our customer base.

In Washington, we have a strong lobbying effort with the House, Senate, Commerce Department and other Executive Branch agencies. At the federal level, we pursue the same issues of currency manipulation, climate change, energy and tax policy while working with government officials to help design legislation and public policies that recognize the importance of the U.S. manufacturing base. Our end goal in all our governmental affairs work is to help generate changes in our laws to advocate free and fair trade in order to allow domestic manufacturing to thrive and succeed.

NEWER FACILITIES AND EXPANSIONS

As part of our long-term growth strategy, Nucor continues to invest in existing operations, make greenfield investments utilizing advantageous new technologies and pursue acquisitions that are accretive to earnings. Capital expenditures in the steel mill segment totaled $242.5 million, $216.0 million and $195.5 million in 2004, 2005 and 2006, respectively.

Nucor began operations of its 100%-owned Castrip facility in Crawfordsville, Indiana, in May 2002. This facility uses the breakthrough technology of strip casting, to which Nucor holds exclusive rights in the United States and Brazil. Strip casting involves the direct casting of molten steel into final shape and thickness without further hot or cold rolling. This process allows lower investment and operating costs, reduced energy consumption and smaller scale plants than can be economically built with current technology. This process also reduces the overall environmental impact of producing steel by generating significantly lower emissions. In 2006, production and shipments of the Castrip product increased more than 30% over 2005 levels. In 2005, Nucor selected Blytheville, Arkansas, as the second Nucor location for a Castrip operation in the United States. The Blytheville, Arkansas, Castrip facility is expected to begin operating in the second half of 2008. Nucor expects to establish at least one joint venture partner overseas in 2007 to utilize the Castrip technology.

During the third quarter of 2004, Nucor purchased substantially all of the assets of Corus Tuscaloosa for a cash purchase price of approximately $89.4 million. This plate mill had an initial annual capacity of about 800,000 tons and complements the product offering of our Hertford County plate mill with thinner gauges of coiled and cut-to-length plate. With minimal investments in this facility, combined with the benefits of our incentive pay program, we have increased capacity to 1,200,000 tons currently. This acquisition was immediately accretive to earnings and made significant operating contributions in 2004 through 2006.

Also in the third quarter of 2004, Nucor purchased certain cold rolling assets from Worthington, located adjacent to our Decatur, Alabama sheet mill, for a cash purchase price of approximately $80.3 million. The purchased assets include all of the buildings, a pickle line, four-stand tandem mill, temper mill and annealing furnaces. This modern 1,000,000-ton cold mill with 600,000 tons of annealing capacity was constructed in 1998 and, together with our new galvanizing line described below, complements our strategy to serve value-added customers in the Southeast market.

In June 2005, Nucor’s wholly owned subsidiary, Nucor Steel Marion, Inc., purchased substantially all of the assets of Marion Steel for a cash purchase price of approximately $110.7 million. The facility is a bar products mill that manufactures angles, flats, rebar, rounds and signposts. Located in Marion, Ohio, the mill is in close proximity to 60% of the steel consumption in the United States. The facility has already grown its capacity from 400,000 ton to 450,000 tons largely as a result of our incentive based compensation program.

In May 2006, Nucor’s wholly owned subsidiary, Nucor Steel Connecticut, Inc., purchased substantially all of the assets of Connecticut Steel for a cash purchase price of approximately $43.9 million. This facility produces wire rod, rebar, wire mesh and structural mesh products. Located in Wallingford, Connecticut, the bar products mill has an annual capacity of approximately 300,000 tons of wire rod and rebar and approximately 85,000 tons of wire mesh fabrication and structural mesh fabrication.

In June 2006, Nucor announced plans to construct its fourth sheet steel galvanizing facility at Nucor Steel Decatur, LLC, with a capital budget of about $152 million. Annual capacity will be approximately 500,000 tons per year and the facility will galvanize up to 72-inch wide sheet steel. Construction is expected to begin in the second quarter of 2006 with completion and start-up in mid-2008. The addition of this facility will increase Nucor’s total galvanizing annual capacity by one-third to 2,000,000 tons.

In October 2006, Nucor announced plans to construct a “Special Bar Quality Products” (“SBQ”) steel mill in Memphis, Tennessee. The planned site was acquired in 2002 from the bankrupt Birmingham Steel Company, and the project will utilize some of the infrastructure existing at this location. The project is expected to cost approximately $230 million and to have an estimated annual capacity of 850,000 tons. The facility will produce high quality carbon and alloy rounds and round cornered squares from 2.25” to 9”, complementing the product offerings of Nucor’s Nebraska and South Carolina SBQ mills. Construction has begun and start-up is expected in the first quarter of 2008.

RAW MATERIALS STRATEGY

Nucor has established a raw materials strategy to control directly, and indirectly through joint ventures with various partners, the production of 6,000,000 to 7,000,000 tons per year of high quality metallics for consumption at its steel mills. In April 2002, Nucor entered a joint venture with The Rio Tinto Group, Mitsubishi Corporation and Chinese steel maker Shougang Corporation to construct a commercial HIsmelt plant in Kwinana, Western Australia. The HIsmelt process converts iron ore fines and coal fines to liquid metal, eliminating the need for a blast furnace, sinter/pellet plants and coke ovens. Nucor has a 25% interest in the joint venture that owns the HIsmelt commercial plant. Construction was completed and start-up commenced in 2005. This plant has an initial annual capacity of 800,000 metric tons and is expandable to over 1,500,000 metric tons.

In April 2003, Nucor entered a joint venture with CVRD to construct and operate an environmentally friendly pig iron project in northern Brazil. The project, named Ferro Gusa Carajás S.A. (“FGC”), utilizes two conventional mini-blast furnaces to produce about 380,000 metric tons of pig iron per year, using iron ore from CVRD’s Carajás mine in northern Brazil. The charcoal source is exclusively from eucalyptus trees grown in a cultivated forest of about 80,000 acres with the total project encompassing approximately 175,000 acres in northern Brazil. The cultivated forest removes more carbon dioxide from the atmosphere than the blast furnace emits. Production of pig iron began in the fourth quarter of 2005. Nucor is purchasing all of the production of the plant.

In September 2004, Nucor acquired the assets of an idled DRI plant located in Louisiana and subsequently moved these assets to Trinidad. Construction is complete and heat-up commenced in December 2006. In January 2007, Nucor announced the successful ramp up of Nu-Iron Unlimited to full production capacity of about 2,000,000 tons per year. The Trinidad site benefits from a low cost supply of natural gas and favorable logistics for receipt of Brazilian iron ore and shipment of DRI to the U.S.

STEEL PRODUCTS SEGMENT

VULCRAFT AND VERCO are the nation’s largest producers of open-web steel joists, joist girders and steel deck, which are used for non-residential building construction.

OPERATIONS

Steel joists and joist girders are produced and marketed nationally through seven Vulcraft facilities located in South Carolina, Nebraska, Alabama, Texas, Indiana, Utah and New York. Current annual production capacity is approximately 715,000 tons. In 2006, Vulcraft produced 570,000 tons of steel joists and joist girders, an increase of 3% from the 554,000 tons produced in 2005.

Material costs, primarily steel, were approximately 53% of the joist sales dollar in 2006 (50% in 2005). Vulcraft obtained 99% of its steel requirements for joists and joist girders from the Nucor bar mills in both 2006 and 2005. Freight costs for joists and joist girders were less than 10% of the sales dollar in 2006 and 2005. Vulcraft maintains an extensive fleet of trucks to ensure and control on-time delivery.

Steel decking is produced and marketed nationally through nine deck plants located in South Carolina, Nebraska, Alabama, Texas, Indiana, New York, Arizona and two in California. Six of these plants were constructed by Nucor adjacent to Vulcraft joist facilities. In November 2006, Nucor’s wholly owned subsidiary, Verco Decking, Inc, purchased substantially all of the assets of Verco Manufacturing Company (“Verco”) for a cash purchase price of approximately $180 million. This acquisition includes three deck plants located in Arizona and California, positioning Nucor to better supply the large western construction market. Current deck annual production capacity is now approximately 530,000 tons. Steel deck sales increased 5% from 380,000 tons in 2005 to a record 398,000 tons in 2006. Coiled sheet steel was approximately 64% of the steel deck sales dollar in 2006 (62% in 2005). In 2006 and 2005, Nucor obtained 99% of its steel requirements for steel deck production from the Nucor sheet mills. For 2006 and 2005, freight costs for deck were less than 10% of the sales dollar.

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

Steel joists and joist girder sales are obtained by competitive bidding. Vulcraft quotes on a significant percentage of the domestic buildings using steel joists and joist girders as part of the support systems. In 2006, Vulcraft supplied more than 40% of total domestic sales of steel joists. Steel deck is specified in the majority of buildings using steel joists and joist girders. Steel deck is also used as concrete floor support in high rise buildings. In 2006, Vulcraft supplied more than 30% of total domestic sales of steel deck. With the acquisition of Verco in late 2006, Nucor expects to substantially increase deck sales in 2007.

Sales of steel joists, joist girders and steel deck are dependent on the non-residential building construction market.

17

COLD FINISH AND FASTENER Nucor manufactures a variety of products using steel from Nucor mills.

COLD FINISH

Nucor Cold Finish is the largest producer of cold finished bars in the United States and has facilities in Nebraska, South Carolina, Utah and Wisconsin. Three of these facilities were originally constructed by Nucor between 1978 and 1983. In February 2005, Nucor purchased the assets of Fort Howard Steel, Inc.’s (“Fort Howard Steel”) operations in Oak Creek, Wisconsin for a cash purchase price of approximately $44.1 million. This facility has approximately 140,000 tons of annual capacity. The total capacity of the four facilities is approximately 490,000 tons per year. With the successful completion of the acquisition of Harris Steel, the Laurel Steel division of Harris Steel will add to Nucor’s position as the largest producer of cold finish steel in North America.

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

In 2006, sales of cold finished steel products were 327,000 tons, a decrease of 4% from 2005’s record 342,000 tons. The total cold finish market is estimated to be approximately 2,000,000 tons. The Wisconsin facility represents a continuation of our successful value-added strategy and expands our presence in the midwest market. Nucor Cold Finish anticipates opportunities for significant increases in sales and earnings during the next several years.

FASTENER

Nucor Fastener’s state-of-the-art steel bolt-making facility in Indiana produces standard steel hexhead cap screws, hex bolts, structural bolts and custom-engineered fasteners. Fasteners are used in a broad range of markets, including automotive, machine tools, farm implements, construction and military applications.

Annual capacity is more than 75,000 tons. Nucor Fastener’s dedication to quality, on-time delivery and exceptional customer service yields a competitive advantage in a very import-sensitive market. Nucor Fastener obtains much of its steel from the Nucor bar mills.

BUILDING SYSTEMS AND LIGHT GAUGE STEEL FRAMING

Nucor manufactures metal buildings and steel framing systems for commercial, industrial and residential construction markets.

BUILDING SYSTEMS

Nucor Building Systems produces metal building systems and components in Indiana, South Carolina and Texas. The annual capacity is more than 145,000 tons. The size of the buildings that can be produced ranges from less than 500 square feet to more than 1,000,000 square feet. In September 2006, Nucor announced that Brigham City, Utah, had been selected for construction of a new Building Systems facility. The facility is expected to cost approximately $27 million and to add approximately 45,000 tons to Nucor’s annual capacity to produce metal building systems and components.

Complete metal building packages can be customized and combined with other materials such as glass, wood and masonry to produce a cost effective, aesthetically pleasing building designed for customers’ special requirements. The buildings are sold primarily through an independent builder distribution network in order to provide fast-track, customized solutions for building owners.

Building systems sales in 2006 were a record 116,000 tons (114,000 tons in 2005). The primary markets are commercial, industrial and institutional buildings, including distribution centers, automobile dealerships, retail centers, schools, warehouses and manufacturing facilities. Nucor Building Systems obtains a significant portion of its steel requirements from the Nucor bar and sheet mills.

LIGHT GAUGE STEEL FRAMING

NUCONSTEEL™ (“Nucon”) specializes in load bearing light gauge steel framing systems for the commercial and residential construction markets with fabrication facilities in Texas and Georgia. Nucon also sells its proprietary products through a growing network of authorized fabricators located throughout the United States.

In 2004, Nucon introduced two new low-cost automated fabrication systems for residential construction: the NUFRAME™ automated wall panel system and the NUTRUSS® automated truss system. Nucon uses these systems in its residential wall panel and truss fabrication facility in Texas and has formed a separate group within Nucon to sell and license the systems to third parties.

In March 2006, Nucor formed a joint venture with Lennar Corporation. NEXFRAME, LP was established to provide comprehensive light gauge steel framing solutions for residential construction markets across the nation. Nucor plans to continue to aggressively broaden Nucon’s opportunities through geographic expansion and the introduction of new products.

20	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Nucor is principally a domestic manufacturer of steel and steel products whose customers are located primarily in the United States. Additionally, Nucor is the nation’s largest recycler. Nucor reports its results in two segments, steel mills and steel products.

Principal products from the steel mills segment are hot-rolled steel (angles, rounds, flats, channels, sheet, wide-flange beams, pilings, billets, blooms, beam blanks and plate) and cold-rolled steel. Principal products from the steel products segment are steel joists and joist girders, steel deck, cold finished steel, steel fasteners, metal building systems and light gauge steel framing. Hot-rolled steel is manufactured principally from scrap, utilizing electric arc furnaces, continuous casting and automated rolling mills. Cold-rolled steel, cold finished steel, steel joists and joist girders, and steel fasteners are manufactured by further processing of hot-rolled steel. Steel deck is manufactured from cold-rolled steel. In 2006, approximately 92% of the steel mills segment production was sold to non-affiliated customers; the remainder was used internally by the steel products segment.

During the last five years, Nucor’s sales have increased over 240% from $4.33 billion in 2001 to $14.75 billion in 2006. Average sales price per ton has increased 88% from $354 in 2001 to $667 in 2006. Total tons sold to external customers have increased 81% from 12,237,000 tons in 2001 to 22,118,000 tons in 2006. This growth has been generated through acquisitions, optimizing existing operations and developing traditional greenfield projects using new technologies. For the third consecutive year, Nucor achieved record sales and net earnings in 2006 due to historically high selling prices, margins and shipments.

In addition to Nucor’s traditional strategy of growing by developing greenfield projects and continually improving existing operations, Nucor’s focus over the past several years has included growing profitably through acquisitions. In the steel mills segment, the capacity of our bar mills has more than doubled over the past five years, increasing from approximately 3,800,000 tons in 2001 to 7,960,000 tons in 2006. This growth was driven by the acquisition of the assets of Birmingham Steel Corporation’s four bar mills in late 2002, the assets of Marion Steel in 2005 and the assets of Connecticut Steel in 2006. Ongoing productivity gains obtained at existing bar mills as well as the acquired mills have supplemented this growth.

The capacity of our sheet mills has increased more than 70% from 6,300,000 tons in 2001 to 10,800,000 tons in 2006 due to the acquisition and start-up in late 2002 of our sheet mill in Decatur, Alabama, as well as by continued productivity advances at our three other sheet mills. The sheet mills are well-positioned to advance our strategic plan for greater participation in higher value-added sheet markets.

In 2001, Nucor’s plate mill in Hertford County, North Carolina, had been operational for less than two years and produced 523,000 tons. With the successful growth of the North Carolina facility and the acquisition of the assets of the Corus Tuscaloosa plate mill in 2004, Nucor’s plate capacity is now approximately 2,800,000 tons allowing us to continue to benefit from healthy plate market conditions.

Nucor has also increased its participation in downstream steel products via acquisitions and joint ventures. The acquisition of Verco Manufacturing Company in late 2006 expanded the reach of Nucor’s steel decking business to the western United States. With the acquisition of Fort Howard Steel’s operations in Oak Creek, Wisconsin in 2005, Nucor became the largest U.S. producer of cold finished bars. Our value-added steel products provide a valuable base load of volume for our steel mills and are less vulnerable to competition from imports. Nucor established several joint ventures in the past few years, forming partnerships to grow in the reinforcing steel construction market and residential light gauge steel framing industry.

Over the past five years, we have strengthened Nucor’s position as North America’s most diversified steel producer. With this product line diversity, Nucor’s short-term performance is not tied to any one market. This diversity has been a significant factor in Nucor’s ability to maintain profitability every year and every quarter since 1966.

COMPARISON OF 2006 TO 2005

NET SALES

Net sales for 2006 increased 16% to $14.75 billion, compared with $12.70 billion in 2005. The average sales price per ton increased 7% from $621 in 2005 to $667 in 2006, while total shipments to outside customers increased 8%. In the steel mills segment, net sales to external customers increased 18% from $11.06 billion in 2005 to $13.03 billion in 2006. Approximately 50% of the sales increase was due to higher sales volume resulting from increased demand for our products, as well as additional production capacity obtained from acquisitions made in 2005 and 2006. The remaining 50% of the increase in sales was due to higher average selling prices. Net sales to external customers in the steel products segment increased 5% from $1.64 billion in 2005 to $1.73 billion in 2006. Approximately 70% of the increase was due to higher average selling prices and approximately 30% of the increase was due to increased volume, reflecting an improved non-residential construction market.

Nucor established annual tonnage records in the steel mills segment for total steel shipments and steel shipments to outside customers in 2006. Total steel shipments, including those to the steel products segment, increased 8% to 22,346,000 tons in 2006, compared with 20,669,000 tons in the previous year. Steel sales to outside customers increased 9% to 20,649,000 tons in 2006, compared with 19,020,000 tons in 2005. In the steel products segment, production and shipment volumes increased over 2005 across most major product lines. Steel joist production for 2006 increased to 570,000 tons, compared with 554,000 tons in the previous year. Steel deck sales increased to a record 398,000 tons in 2006, compared with 380,000 tons in 2005. Cold finished steel sales were 327,000 tons in 2006, compared with 342,000 tons in the previous year.

COST OF PRODUCTS SOLD

The major component of cost of products sold is raw material costs. The volume of raw materials used increased approximately 8% from 2005 to 2006, consisting of an increase of 9% in the steel mills segment and a decrease of 1% in the steel products segment. The average price of raw materials remained unchanged in the steel mills segment and increased 1% in the steel products segment from 2005 to 2006. The average scrap and scrap substitute cost per ton used in our steel mills segment increased 1% from $244 in 2005 to $246 in 2006.

Nucor incurred a charge to value inventories using the last-in, first-out (“LIFO”) method of accounting of $5.4 million in 2006, compared with a credit of $151.6 million in 2005 when the costs of scrap and scrap substitutes were decreasing.

Another significant component of cost of products sold for the steel mills segment is energy costs, since steel mills are large consumers of electricity and natural gas. Total energy costs decreased approximately $1 per from 2005 to 2006 as natural gas prices decreased approximately 10% and electricity prices increased approximately 2%. Due to the efficiency of Nucor’s steel mills, however, energy costs remained less than 10% of the sales dollar in 2006 and 2005. We expect that our total energy costs will remain high in 2007. Nucor is hedging a portion of its exposure to the variability of future cash flows for forecasted natural gas purchases over various time periods not exceeding four years. In 2006, the settlement of these hedging transactions increased cost of products sold by approximately $6.8 million (reduced cost of products sold by $12.4 million in 2005). In addition to these hedges, Nucor has entered into natural gas purchase contracts that commit Nucor to purchase $144.9 million, $45.3 million and $27.4 million of natural gas in 2007, 2008 and 2009, respectively, and $563.4 million between 2010 and 2028. These natural gas purchase contracts will primarily supply our DRI facility in Trinidad.

In December 2000, Nucor entered into a consent decree with the United States Environmental Protection Agency (“USEPA”) and certain states in order to resolve alleged environmental violations. Under the terms of this decree, Nucor is conducting testing at some of its facilities, performing corrective action where necessary, and piloting certain pollution control technologies.

Nucor revises estimates for environmental reserves as additional information becomes available and projects are completed. In 2006 Nucor made approximately $3.9 million in cash payments for remedial efforts and increased reserves by approximately $2.9 million ($12.2 million in cash payments and a $9.4 million decrease to reserves in 2005).

GROSS MARGIN

Gross margins increased from 20% in 2005 to 24% in 2006. In addition to the events and trends discussed above, gross margins are affected by pre-operating and start-up costs. Nucor defines pre-operating and start-up costs, all of which are expensed, as the losses attributable to facilities or major projects that are either under construction or in the early stages of operation. Once these facilities or projects have attained a utilization rate that is consistent with our similar operating facilities, they are no longer considered by Nucor to be in start-up. Pre-operating and start-up costs of new facilities increased to $49.1 million in 2006, compared with $14.4 million in 2005. In 2006, these costs primarily related to the refurbishment and start-up of our DRI facility in Trinidad, and to the Hlsmelt project in Australia. In 2005, these costs primarily related to the relocation of the DRI plant and its refurbishment, and to the HIsmelt project.

MARKETING, ADMINISTRATIVE AND OTHER EXPENSES

The major components of marketing, administrative and other expenses are freight and profit sharing costs. Unit freight costs increased 8% from 2005 to 2006 primarily due to higher fuel costs. Profit sharing costs, which are based upon and fluctuate with pre-tax earnings, increased approximately 30% from 2005 to 2006. In 2006, profit sharing costs included $272.6 million for contributions to a Profit Sharing and Retirement Savings Plan for qualified employees, compared with $206.0 million in 2005. In both 2005 and 2006, all employees except for senior officers received a special cash bonus of $2,000 in addition to their regular profit-sharing payments. These extraordinary bonuses were paid to employees for the achievement of record earnings during the year, resulting in additional profit sharing costs of approximately $23.8 million in 2006 and $22.6 million in 2005. Profit sharing costs also fluctuate based on Nucor’s achievement of certain financial performance goals, including comparisons of Nucor’s financial performance to peers in the steel industry and to other high performing companies.

Stock-based compensation expense included in marketing, administrative, and other expenses increased from $6.7 million in 2005 to $17.1 million in 2006. Since stock-based compensation is impacted by changes in Nucor’s stock price, this increase in expense was primarily due to the 64% increase in Nucor’s stock price from 2005 to 2006, compared with an increase of 27% from 2004 to 2005. The additional stock-based compensation expense incurred in 2006 was also due to the granting of restricted stock units to key employees, officers and non-employee directors for the first time in 2006 and the expensing of stock options for the first time in 2006 due to the adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment.”

INTEREST (INCOME) EXPENSE

Net interest (income) expense is detailed below:

	(in thousands)
Year ended December 31,	2006	2005
Interest income	$(77,716)	$(32,370)
Interest expense	40,351	36,571

Interest (income) expense, net	$(37,365)	$4,201

Gross interest income more than doubled due to increases in average cash equivalents and short-term investments and, to a lesser extent, due to increases in average interest rates. Gross interest expense increased approximately 10% primarily due to increased average interest rates.

MINORITY INTERESTS

Minority interests represent the income attributable to the minority partners of Nucor’s joint venture, Nucor-Yamato Steel Company. Income attributable to minority interests almost doubled from $110.7 million in 2005 to $219.2 million in 2006. Cash distributions to minority interests increased from $89.9 million in 2005 to $174.7 million in 2006. Under the partnership agreement, the minimum amount of cash to be distributed each year to the partners of Nucor-Yamato Steel Company is the amount needed by each partner to pay applicable U.S. federal and state income taxes. In some years the amount of cash distributed to minority interests exceeds amounts allocated to minority interests based on mutual agreement of the general partners; however, the cumulative amount of cash distributed to partners is less than the cumulative net earnings of the partnership.

OTHER INCOME

In 2005, Nucor received $9.2 million in settlement of claims against third parties related to environmental matters (none in 2006). Nucor has made claims for reimbursement of additional amounts. No amounts have been recorded for such reimbursements, if any, that may be received.

PROVISION FOR IN COME TAXES

Nucor had an effective tax rate of 34.75% in 2006 compared with 35.02% in 2005. In 2006, the Internal Revenue Service completed its examination of our 2002 through 2004 tax returns. The 2006 tax rate reflects an approximately 0.26% reduction to the federal statutory tax rate as a result of the reevaluation of our liabilities and contingencies in light of the completion of the examination. In 2006, Nucor recorded refundable state income tax credits of $12.6 million ($10.4 million in 2005).

NET EARNINGS AND RETURN ON EQUITY

Net earnings and earnings per share for 2006 increased 34% and 38%, respectively, to a record $1.76 billion and $5.68 per diluted share, compared with $1.31 billion and $4.13 per diluted share in 2005. Net earnings as a percentage of net sales were 11.9% in 2006 compared with 10.3% in 2005. The 38% increase in earnings per share also reflects the effect of repurchasing approximately 11.7 million shares of outstanding common stock during 2006. Return on average stockholders’ equity was 38.6% and 33.9% in 2006 and 2005, respectively.

COMPARISON OF 2005 TO 2004

NET SALES

Net sales increased 12% from $11.38 billion in 2004 to $12.70 billion in 2005. The average sales price per ton increased 4% from $595 in 2004 to $621 in 2005, while total shipments to outside customers increased 7%. In the steel mills segment, net sales to external customers increased 9% from $10.11 billion in 2004 to $11.06 billion in 2005. Approximately 75% of the sales increase was due to higher sales volume resulting from stronger business conditions for bar, plate and structural products, as well as acquisitions made in 2004 and 2005. The remaining 25% of the increase in sales was due to higher average selling prices. Net sales to external customers in the steel products segment were $1.64 billion in 2005 compared with $1.27 billion in 2004, an increase of 29%. Approximately 60% of the increase was due to higher average selling prices and approximately 40% of the increase was due to increased volume, reflecting a stronger non-residential construction market.

In the steel mills segment, total steel shipments, including those to the steel products segment, increased from 19,464,000 tons in 2004 to 20,669,000 tons in 2005, an increase of 6%. Steel sales to outside customers increased 7% to 19,020,000 tons in 2005, compared with 17,787,000 tons in 2004. In the steel products segment, production and shipment volumes increased over the prior year across all major product lines. Steel joist production for 2005 was 554,000 tons, compared with 522,000 tons in the previous year. Steel deck sales were a record 380,000 tons in 2005, compared with 364,000 tons in 2004. Cold finished steel sales were a record 342,000 tons in 2005, compared with 271,000 tons in the previous year, aided by the successful integration of the Fort Howard Steel acquisition.

COST OF PRODUCTS SOLD

The volume of raw materials used increased approximately 5% from 2004 to 2005, consisting of an increase of 4% in the steel mills segment and an increase of 14% in the steel products segment. The average price of raw materials increased approximately 5% from 2004 to 2005. The average price of raw materials in the steel mills segment and the steel products segment increased 3% and 25%, respectively, from 2004 to 2005. The average scrap and scrap substitute cost per ton used in our steel mills segment increased 3% from $238 in 2004 to $244 in 2005.

Nucor incurred a credit to value inventories using the LIFO method of accounting of $151.6 million in 2005, compared with a charge of $375.9 million in 2004.

Total energy costs increased approximately $7 per ton from 2004 to 2005 due to increases of 31% and 19%, respectively, in the prices of natural gas and electricity. Energy costs remained less than 10% of the sales dollar in 2005 and 2004. In 2005, the settlement of natural gas hedging transactions reduced cost of products sold by approximately $12.4 million.

Nucor made approximately $12.2 million in cash payments for remedial efforts and reduced reserves by approximately $9.4 million in 2005 ($0.4 million and $10.0 million, respectively, in 2004). The most significant components of the decreases of reserves in 2005 are related to successful implementation of alternate environmental technologies that achieve full compliance with the agreement between Nucor and the USEPA through minor operational changes. The most significant components of the decreases in 2004 related to an agreement with the USEPA that certain technologies identified in the consent decree are not feasible and a favorable court ruling that implicated additional potentially responsible parties for the cleanup of an off-site waste-recycling facility.

GROSS MARGIN

Gross margins increased slightly from 19% in 2004 to 20% in 2005. In addition to the events and trends discussed above, gross margins improved due to the decrease pre-operating and start-up costs from $28.8 million in 2004 to $14.4 million in 2005. In 2005, these costs primarily related to the relocation and refurbishment of the DRI facility and to the HIsmelt project. In 2004, these costs primarily related to the continuing start-up of the Castrip facility at our sheet mill in Crawfordsville, Indiana. Late in 2004, the Castrip process achieved commercial viability; therefore, the costs associated with this facility were not included in start-up costs in 2005.

MARKETING, ADMINISTRATIVE AND OTHER EXPENSES

Due to the increase in fuel costs, unit freight costs increased 12% from 2004 to 2005. Profit sharing costs, which are based upon and fluctuate with pre-tax earnings, increased approximately 6% from 2004 to 2005. In 2005, profit sharing costs included $206.0 million for contributions to a Profit Sharing and Retirement Savings Plan for qualified employees, compared with $172.3 million in 2004. Profit sharing costs in 2005 and 2004 included an additional $22.6 million and $21.0 million, respectively, in extraordinary bonuses paid to employees for the achievement of record earnings during the year. All employees except for senior officers received a special cash bonus of $2,000 in addition to their regular profit-sharing payments in both 2005 and 2004.

INTEREST (INCOME) EXPENSE

Net interest expense is detailed below:

	(in thousands)
Year Ended December 31,	2005	2004
Interest expense	$36,571	$29,335
Interest income	(32,370)	(6,983)

Interest expense, net	$4,201	$22,352

Gross interest expense increased approximately 25% primarily due to increased average interest rates, accompanied by an increase in average long-term debt. Gross interest income increased more than fourfold due to increases in average cash equivalents and short-term investments and, to a lesser extent, due to increases in average interest rates.

MINORITY INTERESTS

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

NET EARNINGS AND RETURN ON EQUITY

Net earnings and earnings per share for 2005 increased 17% and 18%, respectively, to a record $1.31 billion and $4.13 per diluted share, compared with $1.12 billion and $3.51 per diluted share in 2004. Net earnings as a percent of net sales were 10.3% in 2005 compared with 9.9% in 2004. The 18% increase in earnings per share also reflects the effect of repurchasing approximately 11.1 million shares of outstanding common stock during 2005. Return on average stockholders’ equity was 33.9% and 38.7% in 2005 and 2004, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities provide us with a significant source of liquidity. When needed, we also have external short-term financing sources available including the issuance of commercial paper and borrowings under our bank credit facilities. We also issue long-term debt from time to time. We have earned long-term debt ratings of A+ by Standard and Poor’s and A1 by Moody’s Investors Services, the highest ratings of any metals and mining company in North America. We believe our strong financial position and our industry-high credit rating provide us with flexibility and significant capacity to obtain additional capital on a cost-effective basis.

We anticipate that cash flows from operations and our existing borrowing capacity will be sufficient to fund expected normal operating costs, working capital, dividends and capital expenditures for our existing facilities. Any future significant acquisitions could require additional financing from external sources.

During 2006, cash and cash equivalents decreased 20% to $785.7 million, short-term investments increased 65% to $1.41 billion, and working capital increased 15% to $3.23 billion. Short-term investments consist solely of variable rate demand notes (“VRDN’s”), which are variable rate bonds tied to short-term interest rates, but with stated maturities on the face of the bonds that exceed 90 days. All VRDN’s in which Nucor invests are secured by direct-pay letters of credit issued by high-credit quality financial institutions. This credit enhancement provides a high degree of security and liquidity to the VRDN’s. Nucor is able to receive a cash payment in the amount of its principal invested and interest accrued on the VRDN’s no later than seven days after notifying the financial institution that it has elected to tender the VRDN’s.

	(in thousands)
December 31,	2006	2005
Cash and cash equivalents	$785,651	$980,150
Short-term investments	1,410,633	857,360
Working capital	3,225,008	2,815,854
Current ratio	3.2	3.2

The current ratio remained flat at 3.2 at December 31, 2006 when compared to December 31, 2005. Approximately $199.6 million and $144.1 million of the cash and cash equivalents position at December 31, 2006 and December 31, 2005, respectively, was held by our 51%-owned joint venture, Nucor-Yamato Steel Company. We have a simple capital structure with no off-balance sheet arrangements or relationships with unconsolidated special purpose entities. Nucor uses derivative financial instruments from time-to-time primarily to manage the exposure to price risk related to natural gas purchases used in the production process and to manage exposure to changes in interest rates on outstanding debt instruments.

OPERATING ACTIVITIES

Nucor generated cash provided by operating activities of a record $2.25 billion in 2006 compared with $2.14 billion in 2005, an increase of 5%. This increase was the result of the 34% increase in net earnings and the 98% increase in minority interests, partially offset by changes in operating assets and liabilities (exclusive of acquisitions) that used cash of $84.0 million in 2006 compared with providing cash of $340.8 million in 2005. Inventories increased in 2006 primarily due to higher quantities to support increased sales levels and higher purchase costs. Inventories decreased in 2005 due to reduced inventory levels accompanied by purchase costs declining from the record highs experienced in the fourth quarter of 2004.

INVESTING ACTIVITIES

Our business is capital intensive; therefore, cash used in investing activities represents capital expenditures for new facilities, the expansion and upgrading of existing facilities, and the acquisition of the assets of other companies. Additionally, the cash used in investing activities includes investments in joint ventures and purchases of and proceeds from the sale of short-term investments.

Cash used in investing activities decreased to $1.15 billion in 2006 compared with $1.38 billion in 2005, primarily due to a reduction in the net purchases of short-term investments ($553.3 million in 2006 compared with $857.4 million in 2005). Nucor invested $338.4 million in new facilities (exclusive of acquisitions) and expansion or upgrading of existing facilities in 2006 compared with $331.5 million in 2005.

Existing cash and cash equivalents and short-term investments funded the acquisitions of assets of Connecticut Steel and Verco in 2006 and Fort Howard Steel and Marion Steel in 2005. Nucor expects to continue to pursue profitable growth through acquisitions. In January 2007, Nucor commenced a cash tender offer for all of the shares of Harris Steel Group, Inc. for approximately $1.07 billion, which we will fund at closing from existing cash, cash equivalents and short-term investments. We do not expect to incur any additional debt to complete this tender offer. We believe we have the financial ability, however, to borrow significant additional funds to finance future acquisitions and still maintain reasonable leverage.

FINANCING ACTIVITIES

Cash used in financing activities increased to $1.30 billion in 2006 compared with $550.7 million in 2005. In 2006, Nucor increased its base dividend and paid a quarterly supplemental dividend, resulting in dividend payments increasing from $209.8 million in 2005 to $577.8 million in 2006.

During 2006, Nucor repurchased approximately 11.7 million shares of Nucor’s common stock at a cost of approximately $599.4 million under the stock repurchase program. A total of approximately 14.1 million shares remain authorized for repurchase under the current program.

The percentage of long-term debt to total capital (long-term debt plus minority interests plus stockholders’ equity) was 15% and 17% at year-end 2006 and 2005, respectively.

In 2005, Nucor entered into a five-year unsecured revolving credit facility maturing in June 2010 that provides for up to $700.0 million in revolving loans. Up to the equivalent of $600.0 million of the credit facility will be available for foreign currency loans, and up to $450.0 million is available for the issuance of letters of credit. The credit facility may be increased by up to $300.0 million at the election of the Company in accordance with the terms set forth in the credit agreement. No borrowings were outstanding under the credit facility as of December 31, 2006.

MARKET RISK

All of Nucor’s industrial revenue bonds have variable interest rates that are adjusted weekly or annually. These industrial revenue bonds represent 43% of Nucor’s long-term debt outstanding at December 31, 2006. The remaining 57% of Nucor’s long-term debt is at fixed rates. Future changes in interest rates are not expected to significantly impact earnings. From time to time, Nucor makes use of interest rate swaps to manage interest rate risk. As of December 31, 2006, there were no such contracts outstanding. Nucor’s current investment practice is to invest in securities that are highly liquid with short maturities. As a result, we do not expect changes in interest rates to have a significant impact on the value of our investment securities.

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

Nucor has ventures in Brazil and Australia that are in the early stages of operations and owns the DRI facility in Trinidad. Accordingly, Nucor is exposed to the effects of currency fluctuations in those countries. As a result of the pending acquisition of Harris Steel, in 2007 Nucor has exposure to Canadian currency fluctuations. Nucor hedged a portion of this exposure in January 2007 in anticipation of the closing of this transaction in the first quarter. Nucor has not hedged any other foreign currency exposures.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following table sets forth our contractual obligations and other commercial commitments as of December 31, 2006 for the periods presented.

	(in thousands)
	Payments Due By Period
Contractual Obligations	Total	2007	2008 - 2009	2010 -2011	2012 and thereafter
Long-term debt	$922,300	$—	$180,400	$—	$741,900
Estimated interest on long-term debt(1)	482,270	42,431	74,279	63,462	302,098
Operating leases	11,990	2,289	1,764	809	7,128
Raw material purchase commitments(2)	2,574,150	788,644	639,420	599,236	546,850
Utility purchase commitments(2)	1,100,995	239,393	197,911	107,055	556,636
Other unconditional purchase obligations(3)	245,845	155,010	90,828	7	—
Other long-term obligations(4)	188,759	77,416	26,884	2,447	82,012

Total contractual obligations	$5,526,309	$1,305,183	$1,211,486	$773,016	$2,236,624

(1)	Interest is estimated using applicable rates at December 31, 2006 for Nucor’s outstanding fixed and variable rate debt.
(2)	Nucor enters into contracts for the purchase of scrap and scrap substitutes, iron-ore, electricity, natural gas and other raw materials and related services. These contracts include multi-year commitments and minimum annual purchase requirements and are valued at prices in effect on December 31, 2006, or according to the contract language. These contracts are part of normal operations and are reflected in historical operating cash flow trends. We do not believe such commitments will adversely affect our liquidity position. Approximately $985.7 million of these agreements are with an entity that is the majority investor in one of Nucor’s equity investments.
(3)	Purchase obligations include commitments for capital expenditures on operating machinery and equipment.
(4)	Other long-term obligations include amounts associated with Nucor’s early retiree medical benefits and management compensation.

DIVIDENDS

Nucor has increased its cash dividend every year since it began paying dividends in 1973. In 2006, in addition to raising the base dividend by 33%, the board of directors doubled the supplemental dividend based on Nucor’s continued strong performance. Nucor paid dividends of $1.88 per share in 2006 compared with $0.67 per share in 2005. In February 2007, the board of directors announced a 10% increase in the base dividend to $0.11 per share and announced the continuation of the $0.50 per share supplemental dividend, resulting in an annualized dividend rate of $2.44 per share. The supplemental dividend of $0.50 per share represents a portion of a total supplemental dividend estimated to be $2.00 per share to be paid over the next four quarterly dividend payments. The payment of any future supplemental dividends will depend upon many factors, including Nucor’s earnings, cash flows and financial position. Nucor’s dividends paid to stockholders have increased more than nine-fold since 2003: $62 million paid in 2003, $70 million paid in 2004, $210 million paid in 2005, and $578 million paid in 2006.

OUTLOOK

Our objective is to maintain a strong balance sheet while pursuing profitable growth. We expect to expand Nucor’s platform for generating earnings through greenfield construction utilizing advantageous new technologies, expansions at our existing steel mills, future acquisitions and global growth through joint ventures that leverage new technologies.

Capital expenditures are currently projected to be approximately $940 million in 2007, more than two-and-a-half times our capital expenditures in 2006. Nucor continues to invest capital in our core operations to keep them state-of-the-art and globally competitive.

In the steel mills segment, total steel production is anticipated to increase over the next several years from the record 22,382,000 tons produced in 2006. Our current estimated annual capacity is approximately 25,300,000 tons, and additional capacity may be obtained through upgrading existing facilities as well as through acquisitions. Approximately $500 million of the 2007 capital spending is allocated to our greenfield projects, including significant projects in the steel mills segment such as the SBQ steel mill in Memphis, Tennessee; the Castrip facility in Blytheville, Arkansas; and the sheet steel galvanizing facility at our mill in Decatur, Alabama.

Our growth strategy has also expanded our participation in attractive downstream steel products businesses. Our value-added steel products provide a valuable base load of volume for our steel mills and are less vulnerable to competition from imports. We anticipate that the continued improvement in non-residential building will increase sales and the volume guaranteed by Vulcraft and Nucor Building Systems in 2007. With the 2005 purchase of our Wisconsin cold finished bar plant, Nucor became the largest U.S. producer of cold finished bars. Our acquisition of Verco has enhanced our market leadership in the steel decking market. The addition of our fourth metal building systems plant in Brigham City, Utah, gives us a national presence as we execute our strategy to grow profitable market share in this industry.

The acquisition of Harris Steel, which will be Nucor’s largest acquisition to date, is expected to close in the first quarter of 2007, upon acceptance by the shareholders of Harris Steel and satisfactory resolution of regulatory approvals. Harris Steel, which will operate as a subsidiary of Nucor, manufactures and places reinforcing products, and manufactures industrial products principally in the United States and Canada. Harris Steel also participates in steel trading on a worldwide basis, and in the distribution of reinforcing steel and related products to U.S. customers. This acquisition will be a major step in advancing Nucor’s vertical integration strategy. Nucor is the largest producer of rebar in North America. With this acquisition, Nucor will become the third largest rebar fabricator in North America. Under Nucor’s ownership, Harris Steel will be able to accelerate its highly successful growth strategy in rebar fabrication through acquisitions and greenfield facilities. In addition to rebar fabrication, this acquisition will enable us to grow our cold finished bar market leadership position and bring us greater geographic reach into Canada.

We expect that demand in non-residential construction will remain healthy in 2007. Nucor continues to benefit from product line diversification. We have recently announced price increases for many of our products. Excess inventory levels at service centers and OEM’s should continue to decline. We expect steel inventories to be at more normal levels by the end of the first quarter; however, this change will depend on continued strong end-use demand and a decrease in imports from the record levels of 2006.

We recognize that uncertainty in external factors such as raw materials costs, availability and cost of electricity and natural gas, the growth rate of the economy, the level of imports and consolidation in the industry will have a significant impact on our results. In 2007, we will continue working towards our goal of controlling approximately six to seven million tons of our supply of high-quality scrap substitutes. Our raw materials strategy is driven by Nucor’s ongoing expansion of our steel product portfolio into higher quality grades. We will continue our defense of fair trade and will continue to point out examples of unfair trade policies and practices until they are fixed. We will continue to pursue strategic acquisitions that expand our platform for generating earnings and attractive returns on our stockholders’ capital. While we cannot control these outside forces, Nucor will continue to be at the forefront of anticipating and addressing the issues that this uncertainty in external factors raises for us and other steel producers.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year end, and the reported amount of revenues and expenses during the year. On an ongoing basis, we evaluate our estimates, including those related to the valuation allowances for receivables; the carrying value of property, plant and equipment; reserves for environmental obligations; and income taxes. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Accordingly, actual costs could differ materially from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our consolidated financial statements.

REVENUE RECOGNITION

We recognize revenue when products are shipped, which represents when title and risk of loss have passed to the customer.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

INVENTORIES

Inventories are stated at the lower of cost or market. The cost of most inventories is measured on the last in, first out (“LIFO”) method of accounting. The LIFO method allocates the most recent costs to cost of products sold, thereby recognizing into operating results fluctuations in raw material, energy and other capitalizable costs more quickly than other methods. The cost of other inventories is determined on the first-in, first-out (“FIFO”) method.

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

GOODWILL AND OTHER INTANGIBLES

Goodwill is the excess of cost over the fair value of net assets of businesses acquired. Goodwill, which is included in other assets, is not amortized but is evaluated annually for impairment or if circumstances indicate a possible impairment may exist. Intangible assets that do not have indefinite lives are amortized over their useful lives and are annually reviewed for impairment.

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

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (“FASB”) has issued FASB Interpretation No. 48 (“FIN 48”),”Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” which clarifies the accounting of uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, “Accounting of Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of this Interpretation are effective for Nucor beginning on January 1, 2007. Management does not expect the adoption of FIN 48 to have a material impact on Nucor’s consolidated financial position and results of operations.

The FASB has issued Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for Nucor in 2008. Management is currently evaluating the impact, if any, of this statement.

The FASB has issued FASB Staff Position AUG AIR-1, “Accounting for Planned Major Maintenance Activities,” which is effective for Nucor beginning on January 1, 2007. This position statement eliminates Nucor’s current policy, which is the accrue-in-advance method of accounting for planned major maintenance activities. In accordance with this position statement, Nucor will use the deferral method of accounting for planned major maintenance activities. Although management continues to analyze the impact of this position statement, we do not expect the adoption of this statement to have a material impact on Nucor’s consolidated financial position and results of operations.

34	SIX-YEAR FINANCIAL REVIEW

	(dollar amounts in thousands, except per share data)
	2006	2005	2004	2003	2002	2001
FOR THE YEAR

Net sales	$14,751,270	$12,700,999	$11,376,828	$6,265,823	$4,801,777	$4,333,707

Costs, expenses and other:

Cost of products sold	11,283,123	10,119,496	9,169,172	5,996,547	4,332,277	3,914,278

Marketing, administrative and other expenses	592,473	459,460	374,730	165,369	175,589	150,666

Interest (income) expense, net	(37,365)	4,201	22,352	24,627	14,286	6,525

Minority interests	219,221	110,674	80,894	23,950	79,472	103,069

Other income	—	(9,200)	(1,596)	(11,547)	(29,900)	(20,200)

	12,057,452	10,684,631	9,645,552	6,198,946	4,571,724	4,154,338

Earnings before income taxes	2,693,818	2,016,368	1,731,276	66,877	230,053	179,369

Provision for income taxes	936,137	706,084	609,791	4,096	67,973	66,408

Net earnings	1,757,681	1,310,284	1,121,485	62,781	162,080	112,961

Net earnings per share:
Basic(1)	5.73	4.17	3.54	0.20	0.52	0.37
Diluted(1)	5.68	4.13	3.51	0.20	0.52	0.37

Dividends declared per share(1)	2.15	0.93	0.24	0.20	0.19	0.17

Percentage of net earnings to net sales	11.9%	10.3%	9.9%	1.0%	3.4%	2.6%

Return on average equity	38.6%	33.9%	38.7%	2.7%	7.2%	5.2%

Capital expenditures	338,404	331,466	285,925	215,408	243,598	261,146

Depreciation	363,936	375,054	383,305	364,112	307,101	289,063

Sales per employee	1,273	1,159	1,107	637	528	531

AT YEAR END

Current assets	$4,675,036	$4,071,553	$3,174,948	$1,620,560	$1,415,362	$1,373,666

Current liabilities	1,450,028	1,255,699	1,065,790	629,595	591,536	484,159

Working capital	3,225,008	2,815,854	2,109,158	990,965	823,826	889,507

Cash provided by operating activities	2,251,233	2,136,615	1,024,756	493,801	497,220	495,115

Current ratio	3.2	3.2	3.0	2.6	2.4	2.8

Property, plant and equipment, net	2,856,415	2,855,717	2,818,307	2,817,135	2,932,058	2,365,655

Total assets	7,884,989	7,138,787	6,133,207	4,492,353	4,381,001	3,759,348

Long-term debt	922,300	923,550	923,550	903,550	894,550	460,450

Percentage of debt to capital	15.4%	17.1%	20.3%	26.4%	26.0%	15.6%

Stockholders’ equity	4,825,989	4,279,788	3,455,985	2,342,077	2,322,990	2,201,461

Per share	16.04	13.80	10.83	7.45	7.43	7.07

Shares outstanding	300,949	310,220	319,024	314,361	312,720	311,258

Employees	11,900	11,300	10,600	9,900	9,800	8,400

(1)	Per share and shares outstanding amounts have been adjusted to reflect the two-for-one stock split effective May 2006.

36	MANAGEMENT’S REPORT AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MANAGEMENT‘S REPORT on internal control over financial reporting

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

Management assessed the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on its assessment, management concluded that Nucor’s internal control over financial reporting was effective as of December 31, 2006. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited management’s assessment of Nucor’s internal control over financial reporting as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP

To the Stockholders and Board of Directors

Nucor Corporation:

We have completed integrated audits of Nucor Corporation’s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Nucor Corporation and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

37

INTERNAL CONTROL OVER FINANCIAL REPORTING

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

Charlotte, North Carolina

February 27, 2007

38	CONSOLIDATED STATEMENTS OF EARNINGS

CONSOLIDATED STATEMENTS OF EARNINGS	(in thousands, except per share data)
Year Ended December 31,	2006	2005	2004
NET SALES	$14,751,270	$12,700,999	$11,376,828

COSTS, EXPENSES AND OTHER:
Cost of products sold	11,283,123	10,119,496	9,169,172
Marketing, administrative and other expenses	592,473	459,460	374,730
Interest (income) expense, net (Note 14)	(37,365)	4,201	22,352
Minority interests	219,221	110,674	80,894
Other income (Note 15)	—	(9,200)	(1,596)

	12,057,452	10,684,631	9,645,552

EARNINGS BEFORE INCOME TAXES	2,693,818	2,016,368	1,731,276
PROVISION FOR INCOME TAXES (Note 16)	936,137	706,084	609,791

NET EARNINGS	$1,757,681	$1,310,284	$1,121,485

NET EARNINGS PER SHARE (Note 17):
Basic(1)	$5.73	$4.17	$3.54

Diluted(1)	$5.68	$4.13	$3.51

(1)	Adjusted for the stock split effective May 2006. See Note 1.

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY	39

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY	(in thousands, except per share data)
	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	UNEARNED COMPENSATION	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK (AT COST)		TOTAL STOCKHOLDERS’ EQUITY
	Shares	Amount					Shares	Amount
BALANCES, December 31, 2003	91,067	$36,427	$117,399	$2,641,708	$—	$—	12,477	$(453,457)	$2,342,077
Comprehensive income:
Net earnings in 2004				1,121,485					1,121,485
Net unrealized loss on hedging derivitives, net of income taxes						(1,177)			(1,177)

Total comprehensive income									1,120,308
Stock options excercised	1,333	533	54,685						55,218
Issuance of stock under award plans, net of forfeitures			11,915		(592)		(43)	1,497	12,820
Amortization of unearned compensation					200				200
2-for-1 stock split	91,983	36,793	(36,793)				12,437		—
Cash dividends ($ 0.24(1) per share)				(74,638)					(74,638)

BALANCES, December 31, 2004	184,383	73,753	147,206	3,688,555	(392)	(1,177)	24,871	(451,960)	3,455,985

Comprehensive income:
Net earnings in 2005				1,310,284					1,310,284
Net unrealized gain on hedging derivatives, net of income taxes						55,842			55,842
Reclassification adjustment for gain on settlement of hedging derivatives included in net income, net of income taxes						(8,065)			(8,065)

Total comprehensive income									1,358,061
Stock options exercised	916	367	26,709						27,076
Issuance of stock under award plans, net of forfeitures			17,935		(5,095)		(249)	4,598	17,438
Amortization of unearned compensation					2,200				2,200
Treasury stock acquired							5,567	(291,244)	(291,244)
Cash dividends ($ 0.93(1) per share)				(289,728)					(289,728)

BALANCES, December 31, 2005	185,299	74,120	191,850	4,709,111	(3,287)	46,600	30,189	(738,606)	4,279,788

Comprehensive income:
Net earnings in 2006				1,757,681					1,757,681
Net unrealized loss on hedging derivatives, net of income taxes						(57,900)			(57,900)
Reclassification adjustment for loss on settlement of hedging derivatives included in net income, net of income taxes						4,400			4,400
Foreign currency translation gain, net of income taxes						11,370			11,370

Total comprehensive income									1,715,551
Stock options exercised	1,253	500	36,731						37,231
Issuance of stock under award plans, net of forfeitures	15	6	37,442		3,287		(262)	6,317	47,052
Amortization of unearned compensation			3,900						3,900
Treasury stock acquired							11,248	(599,446)	(599,446)
2-for-1 stock split	185,949	74,380	(74,380)				30,392		—
Cash dividends ($ 2.15(1) per share)				(658,087)					(658,087)

BALANCES, December 31, 2006	372,516	$149,006	$195,543	$5,808,705	$—	$4,470	71,567	$(1,331,735)	$4,825,989

(1)	Adjusted for stock split effective May 2006. See Note 1.

See notes to consolidated financial statements.

40	CONSOLIDATED BALANCE SHEETS

CONSOLIDATED BALANCE SHEETS	(in thousands)
December 31,	2006	2005
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$785,651	$980,150
Short-term investments (Note 2)	1,410,633	857,360
Accounts receivable, net (Note 3)	1,067,322	1,000,629
Inventories (Note 4)	1,141,194	945,054
Other current assets (Notes 11, 16 and 19)	270,236	288,360

Total current assets	4,675,036	4,071,553
PROPERTY, PLANT AND EQUIPMENT, NET (Note 5)	2,856,415	2,855,717

OTHER ASSETS (Notes 1, 6, 11 and 19)	353,538	211,517

TOTAL ASSETS	$7,884,989	$7,138,787

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Long-term debt due within one year (Note 8)	$—	$1,250
Accounts payable (Note 7)	516,640	501,624
Salaries, wages and related accruals (Notes 9 and 13)	455,051	368,568
Accrued expenses and other current liabilities (Notes 7, 11 and 12)	478,337	384,257

Total current liabilities	1,450,028	1,255,699

LONG-TERM DEBT DUE AFTER ONE YEAR (Note 8)	922,300	922,300

DEFERRED CREDITS AND OTHER LIABILITIES (Notes 9, 11, 12, 13 and 16)	448,084	486,910

MINORITY INTERESTS	238,588	194,090

COMMITMENTS AND CONTINGENCIES (Notes 4 and 12)

STOCKHOLDERS’ EQUITY (Note 9):
Common stock	149,006	74,120
Additional paid-in capital	195,543	191,850
Retained earnings	5,808,705	4,709,111
Unearned compensation	—	(3,287)
Accumulated other comprehensive income, net of income taxes (Note 11)	4,470	46,600

	6,157,724	5,018,394
Treasury stock	(1,331,735)	(738,606)

Total stockholders’ equity	4,825,989	4,279,788

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$7,884,989	$7,138,787

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS	41

CONSOLIDATED STATEMENTS OF CASH FLOWS	(in thousands)
Year Ended December 31,	2006	2005	2004
OPERATING ACTIVITIES
Net earnings	$1,757,681	$1,310,284	$1,121,485
Adjustments:
Depreciation	363,936	375,054	383,305
Impairment of assets	—	—	13,200
Stock-based compensation	40,106	16,791	18,581
Deferred income taxes	(38,910)	(29,379)	6,693
Minority interests	219,207	110,663	80,892
Settlement of natural gas hedges	(6,793)	12,365	—
Changes in assests and liabilities (exclusive of acquisitions):
Accounts receivable	(33,878)	(19,425)	(354,897)
Inventories	(143,971)	337,862	(635,641)
Accounts payable	(8,517)	17,259	130,604
Federal income taxes	(7,233)	(68,331)	35,403
Salaries, wages and related accruals	86,475	39,869	219,885
Other	23,130	33,603	5,246

Cash provided by operating activities	2,251,233	2,136,615	1,024,756

INVESTING ACTIVITIES
Capital expenditures	(338,404)	(331,466)	(285,925)
Investment in affiliates	(34,324)	(41,903)	(82,458)
Disposition of plant and equipment	2,177	752	3,094
Acquisitions (net of cash acquired)	(223,920)	(154,864)	(169,646)
Purchases of short-term investments	(1,082,378)	(919,950)	—
Proceeds from the sale of short-term investments	529,105	62,590	—

Cash used in investing activities	(1,147,744)	(1,384,841)	(534,935)

FINANCING ACTIVITIES
Proceeds from long-term debt	—	—	20,000
Repayment of long-term debt	(1,250)	—	—
Issuance of common stock	37,233	40,209	68,630
Excess tax benefits from stock-based compensation	18,000	—	—
Distributions to minority interests	(174,709)	(89,886)	(84,858)
Cash dividends	(577,816)	(209,752)	(69,676)
Acquisition of treasury stock	(599,446)	(291,244)	—
Termination of interest rate swap agreement	—	—	4,800

Cash used in financing activities	(1,297,988)	(550,673)	(61,104)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(194,499)	201,101	428,717
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	980,150	779,049	350,332

CASH AND CASH EQUIVALENTS – END OF YEAR	$785,651	$980,150	$779,049

See notes to consolidated financial statements.

42	NOTES CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF OPERATIONS Nucor is principally a domestic manufacturer of steel and steel products whose customers are located primarily in the United States of America.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include Nucor and its controlled subsidiaries, including Nucor-Yamato Steel Company, a limited partnership of which Nucor owns 51%. Investments in joint ventures in which Nucor shares control over the financial and operating decisions but in which Nucor is not the primary beneficiary are accounted for under the equity method. All significant intercompany transactions are eliminated.

Distributions are made to minority interest partners in Nucor-Yamato Steel Company in accordance with the limited partnership agreement by mutual agreement of the general partners. At a minimum, sufficient cash is distributed so that each partner may pay applicable U.S. federal and state income taxes payable.

Other assets includes $184.5 million at December 31, 2006 ($161.0 million at December 31, 2005) of equity investments in less than 50%-owned domestic and foreign affiliated companies. The results of these investments are included in marketing, administrative and other expenses and are immaterial for all periods presented. Nucor periodically evaluates its equity investments for potential impairment resulting from declines in value considered to be other than temporary.

CASH AND CASH EQUIVALENTS Cash and cash equivalents are recorded at cost plus accrued interest, which approximates market, and have original maturities of three months or less at the date of purchase. Cash and cash equivalents are maintained primarily with a few high-credit quality financial institutions.

SHORT-TERM INVESTMENTS Short-term investments are recorded at cost plus accrued interest, which approximates market. Unrealized gains and losses on investments classified as available-for-sale are recorded as a component of accumulated other comprehensive income. Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determination at each balance sheet date. The Company periodically reviews its investments for impairment and adjusts these investments to their fair value when a decline in market value is deemed to be other than temporary.

INVENTORIES VALUATION Inventories are stated at the lower of cost or market. Cost is determined principally using the last-in, first out (LIFO) method of accounting. Cost of other inventories is determined on the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Repairs and maintenance for planned major maintenance activities are accrued on a pro-rata basis prior to the next scheduled major maintenance activity (see RECENT ACCOUNTING PRONOUNCEMENTS). All other repairs and maintenance activities are expensed when incurred. Impairments of long-lived assets are recognized whenever changes in circumstances indicate that the carrying amount of those productive assets exceeds their projected undiscounted cash flows. When it is determined that an impairment exists, the related assets are written down to estimated fair market value.

GOODWILL AND OTHER INTANGIBLES Goodwill is the excess of cost over the fair value of net assets of businesses acquired. Goodwill, which is included in other assets, is not amortized but is evaluated annually for impairment or if circumstances indicate a possible impairment may exist. Intangible assets that do not have indefinite lives are amortized over their useful lives and are annually reviewed for impairment.

DERIVATIVE FINANCIAL INSTRUMENTS Nucor uses derivative financial instruments from time-to-time primarily to partially manage its exposure to price risk related to natural gas purchases used in the production process and to partially manage its exposure to changes in interest rates on outstanding debt instruments. Nucor, generally, does not enter into derivative instruments for any purpose other than hedging the cash flows associated with specific volumes of commodities that will be purchased and processed in future periods, and hedging the exposure related to changes in the fair value of outstanding fixed rate debt instruments.

REVENUE RECOGNITION Nucor recognizes revenue when products are shipped, which represents when title and risk of loss have passed to the customer.

FREIGHT COSTS Internal fleet and some common carrier costs are included in marketing, administrative and other expenses. These costs included in marketing, administrative and other expenses were $73.7 million in 2006 ($67.1 million in 2005 and $55.6 million in 2004). All other freight costs are included in cost of products sold.

INCOME TAXES Deferred taxes are provided on temporary differences between assets and liabilities for financial reporting and tax purposes as measured by enacted tax rates expected to apply when temporary differences are settled or realized. A valuation allowance is established for deferred tax assets for which realization is not likely.

STOCK SPLIT In May 2006, Nucor’s board of directors approved a two-for-one stock split of common stock. As a result, stockholders of record received one additional share on May 31, 2006 for each share held as of the record date of May 19, 2006. The post-split par value of a share of Nucor’s common stock remains $0.40 per share. All share and per share amounts have been restated to reflect the two-for-one stock split, except for the statements of stockholders’ equity, which reflect the stock split by reclassifying from additional paid-in capital to common stock an amount equal to the par value of the additional shares issued to effect the stock split as of the date of the stock split.

STOCK-BASED COMPENSATION Effective January 1, 2006, Nucor adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment,” applying the modified prospective approach. As a result, the Company began to recognize the cost of stock-based compensation as an expense using fair value measurement methods.

Through 2005, Nucor accounted for stock-based compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Accordingly, no compensation expense was recorded, other than for restricted stock grants, since the exercise price of the stock options was equal to the market price of Nucor’s common stock on the grant date. The following presents pro-forma net earnings and per share data as if a fair value based method had been used to account for stock-based compensation in 2005 and 2004:

	(in thousands, except per share data)
Year Ended December 31,	2005	2004
Net earnings – as reported	$1,310,284	$1,121,485

Add: Stock-based employee compensation expense included in reported net earnings, net of income taxes	12,717	12,017

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of income taxes	(21,305)	(18,296)

Net earnings – pro forma	$1,301,696	$1,115,206

Net earnings per share – as reported:
Basic	$4.17	$3.54
Diluted	4.13	3.51

Net earnings per share – pro forma:
Basic	4.14	3.52
Diluted	4.10	3.49

The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and experience.

COMPREHENSIVE INCOME (LOSS) Nucor reports comprehensive income (loss) in its consolidated statement of stockholders’ equity. Comprehensive income (loss) consists of net income and other gains and losses affecting stockholders’ equity that, under United States generally accepted accounting principles, are excluded from net income, such as gains and losses related to certain derivative instruments, which are presented net of tax. Additionally, the translation effect of foreign currency assets and liabilities of non-U.S. entities are presented net of tax as earnings of foreign operations are not considered indefinitely reinvested.

FOREIGN CURRENCY TRANSLATION For Nucor’s legal entities where the functional currency is other than the U.S. dollar, assets and liabilities have been translated at year-end exchange rates, and income and expenses translated using average exchange rates for the respective periods. Adjustments resulting from the process of translating an entity’s financial statements into the U.S. dollar have been recorded in accumulated other comprehensive income and are included in net earnings only upon sale or liquidation of the underlying investments. Foreign currency transaction gains and losses are included in operations in the period they occur.

RECENT ACCOUNTING PRONOUNCEMENTS In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” which clarifies the accounting of uncertainty in income taxes recognized in financial statements in accordance with FASB

Statement No. 109, “Accounting of Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of this Interpretation are effective for Nucor beginning on January 1, 2007. Management does not expect the adoption of FIN 48 to have a material impact on Nucor’s consolidated financial position and results of operations.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for Nucor in 2008. Management is currently evaluating the impact, if any, of this statement.

In September 2006, the FASB issued FASB Staff Position AUG AIR-1, “Accounting for Planned Major Maintenance Activities,” which is effective for Nucor beginning on January 1, 2007. This position statement eliminates Nucor’s current policy, which is the accrue-in-advance method of accounting for planned major maintenance activities. In accordance with this position statement, Nucor will use the deferral method of accounting for planned maintenance activities. Although management continues to analyze the impact of this position statement, we do not expect the adoption of this statement to have a material impact on Nucor’s consolidated financial position and results of operations.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

RECLASSIFICATIONS Certain amounts for prior years have been reclassified to conform to the 2006 presentation.

2. SHORT-TERM INVESTMENTS:

As of December 31, 2006, short-term investments consisted entirely of variable rate demand notes (“VRDN’s”), which are variable rate bonds tied to short-term interest rates, but with stated maturities on the face of the bonds that exceed 90 days. All of the VRDN’s in which Nucor invests are secured by a direct-pay letter of credit issued by a high-credit quality financial institution. Nucor is able to receive the principal invested and interest accrued thereon no later than seven days after notifying the financial institution that Nucor has elected to tender the VRDN’s. VRDN’s trade at par value; therefore, no realized or unrealized gains or losses were incurred. Aggregate contractual maturities of the Company’s short-term investments are $17.8 million in 2009, $102.7 million in 2015 and $1.29 billion in 2021 and thereafter.

3. ACCOUNTS RECEIVABLE:

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of our customers to make required payments. Accounts receivable are stated net of the allowance for doubtful accounts of $38.0 million at December 31, 2006 ($39.2 million at December 31, 2005 and $40.4 million at December 31, 2004).

4. INVENTORIES:

Inventories consist of approximately 48% raw materials and supplies and 52% finished and semi-finished products at December 31, 2006 (50% and 50%, respectively, at December 31, 2005). Nucor’s manufacturing process consists of a continuous, vertically integrated process from which products are sold to customers at various stages throughout the process. Since most steel products can be classified as either finished or semi-finished products, these two categories of inventory are combined.

Inventories valued using the last-in, first-out (LIFO) method of accounting represent approximately 63% of total inventories at December 31, 2006 (68% at December 31, 2005). If the first-in, first-out (FIFO) method of accounting had been used, inventories would have been $387.2 million higher at December 31, 2006 ($381.9 million higher at December 31, 2005). Use of the lower of cost or market reduced inventories by $0.4 million at December 31, 2006 ($1.2 million at December 31, 2005).

Nucor has entered into supply agreements for certain raw materials, utilities and other items in the ordinary course of business. These agreements extend into 2028 and total approximately $3.68 billion at December 31, 2006. Approximately $985.7 million of these agreements are with an entity that is the majority investor in one of Nucor’s equity investments.

5. PROPERTY, PLANT AND EQUIPMENT:

	(in thousands)
December 31,	2006	2005
Land and improvements	$170,259	$146,471
Buildings and improvements	520,930	500,526
Machinery and equipment	5,592,077	5,183,241
Construction in process and equipment deposits	110,190	226,698

	6,393,456	6,056,936
Less accumulated depreciation	3,537,041	3,201,219

	$2,856,415	$2,855,717

The estimated useful lives range from 10 to 20 years for buildings and land improvements and range from 3 to 12 years for machinery and equipment.

6. GOODWILL:

The change in the net carrying amount of goodwill for the years ended December 31, 2006 and 2005 by segment is as follows:

	(in thousands)
	Steel Mills	Steel Products	Total
Balances, December 31, 2004	$—	$6,599	$6,599
Acquisitions	2,007	8,414	10,421

Balances, December 31, 2005	2,007	15,013	17,020
Acquisitions	—	126,245	126,245

Balances, December 31, 2006	$2,007	$141,258	$143,265

Goodwill resulting from the acquisition of Verco Manufacturing Company accounts for the majority of the increase in goodwill in the current year and is presented based upon Nucor’s preliminary purchase price allocation.

7. CURRENT LIABILITIES:

Drafts payable, included in accounts payable in the balance sheet, was $74.7 million at December 31, 2006 ($76.3 million at December 31, 2005).

Dividends payable, included in accrued expenses and other current liabilities in the balance sheet, was $181.2 million at December 31, 2006 ($100.9 million at December 31, 2005).

8. LONG-TERM DEBT AND FINANCING ARRANGEMENTS:

	(in thousands)
December 31,	2006	2005
Industrial revenue bonds:
3.71% to 3.90%, variable, due from 2009 to 2038	$397,300	$398,550
Notes, 6%, due 2009	175,000	175,000
Notes, 4.875%, due 2012	350,000	350,000

	922,300	923,550
Less current maturities	—	(1,250)

	$922,300	$922,300

In 2005, Nucor entered into a five-year unsecured revolving credit facility maturing in June 2010 that provides for up to $700.0 million in revolving loans. Up to the equivalent of $600.0 million of the credit facility is available for foreign currency loans, and up to $450.0 million is available for the issuance of letters of credit. The credit facility may be increased by up to $300.0 million at the election of the Company in accordance with the terms set forth in the credit agreement. No borrowings were outstanding under the credit facility as of December 31, 2006. The credit facility provides for grid-based interest pricing based upon the credit rating of Nucor’s senior unsecured long-term debt and, alternatively, interest rates quoted by lenders in connection with competitive bidding. The credit facility includes customary financial and other covenants, including a limit on the ratio of debt to total capital of 60%, a limit on Nucor’s ability to pledge the Company’s assets, and a limit on consolidations, mergers and sales of assets.

Annual aggregate long-term debt maturities are: none in 2007; none in 2008; $180.4 million in 2009; none in 2010; and $741.9 million thereafter.

The fair value of Nucor’s long-term debt approximates the carrying value.

9. CAPITAL STOCK:

In May 2006, Nucor’s stockholders approved an amendment to Nucor’s Articles of Incorporation, increasing the number of shares of common stock that Nucor is authorized to issue to 800 million. The par value of Nucor’s common stock remains $0.40 per share. In addition, 250,000 shares of preferred stock, par value of $4.00 per share, are authorized, with preferences, rights and restrictions as may be fixed by Nucor’s board of directors. There are no shares of preferred stock issued or outstanding.

STOCK OPTIONS Nucor’s stock option plans provide that common stock options may be granted to key employees, officers and non-employee directors with exercise prices at 100% of the market value on the date of the grant. Outstanding options are exercisable six months after grant date and have a term of seven years. Nucor did not grant any options during 2006 and does not expect to grant options to its employees, officers or non-employee directors in future periods.

A summary of activity under Nucor’s stock option plans is as follows:

	(shares in thousands)
Year Ended December 31,	2006		2005		2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Number of shares under option:
Outstanding at beginning of year	4,366	$19.93	4,672	$14.68	6,847	$12.02
Granted	—	—	1,553	29.75	2,367	17.82
Exercised	(1,903)	19.56	(1,833)	14.77	(4,499)	12.27
Canceled	(2)	28.86	(26)	27.71	(43)	15.63

Outstanding at end of year	2,461	$20.21	4,366	$19.93	4,672	$14.68

Options exercisable at end of year	2,461	$20.21	3,562	$17.91	3,574	$13.15

Shares reserved for future grants			19,068		20,596

Since Nucor began granting restricted stock units in 2006 in lieu of stock options, the shares reserved for future grants as of December 31, 2006 are reflected in the restricted stock units table located at the end of this note. The total intrinsic value of options (the amount by which the stock price exceeded the exercise price of the option on the date of exercise) that were exercised during 2006 was $56.1 million ($28.9 million in 2005 and $31.7 million in 2004).

The following table summarizes information about stock options outstanding at December 31, 2006:

	(shares in thousands)
	Options Outstanding and Exercisable
Range of Exercise Prices	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 9.01 – $ 16.00	846	2.6 years	$12.17
16.01 – 23.00	744	4.4 years	18.22
23.01 – 30.00	476	5.6 years	28.86
30.01 – 30.73	395	5.1 years	30.73

9.01 – 30.73	2,461	4.1 years	20.21

The total aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2006 was $84.8 million.

The weighted-average per share fair value of options granted was $9.08 in 2005 and $4.05 in 2004 (none granted in 2006). The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions (expected volatilities are based on historical experience):

Year ended December 31,	2005	2004
Expected dividend yield	0.98% – 1.04%	1.30% – 1.32%
Expected stock price volatility	38.42% – 38.43%	29.18% – 31.08%
Risk-free interest rate	3.76% – 3.80%	2.15% – 2.74%
Expected life of options (in years)	3.5	3.5

As a result of adopting SFAS No. 123(R) in the first quarter of 2006, $2.5 million of compensation expense was recorded over the remaining vesting period for the unvested portion of previously issued awards that were outstanding at January 1, 2006. Since Nucor did not grant any options in 2006 and since as of March 1, 2006, all outstanding options were vested, no additional compensation expense related to stock options was recorded throughout the remainder of the year.

The amount of cash received from the exercise of stock options totaled $37.2 million in 2006.

RESTRICTED STOCK AWARDS Nucor’s Senior Officers Long-Term Incentive Plan (the “LTIP”) and Annual Incentive Plan (the “AIP”) authorize the award of shares of common stock to officers subject to certain conditions and restrictions.

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

A summary of Nucor’s restricted stock activity under the AIP and LTIP is as follows:

	(shares in thousands)
Year ended December 31,	2006		2005		2004
	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value
Restricted stock awards and units:
Unvested at beginning of year	408	$27.33	76	$14.03	—	$—
Granted	588	47.54	585	28.83	103	14.03
Vested	(436)	39.26	(253)	26.79	(27)	14.03
Canceled	(7)	47.54	—	—	—	—

Unvested at end of year	553	$39.14	408	$27.33	76	$14.03

Shares reserved for future grants	2,731		3,312		3,897

Compensation expense for common stock and common stock units awarded under the AIP and LTIP is recorded over the performance measurement and vesting periods based on the anticipated number and market value of shares of common stock and common stock units to be awarded. Compensation expense for anticipated awards based upon Nucor’s financial performance, exclusive of amounts payable in cash, was $23.1 million in 2006 ($16.8 million in 2005 and $18.6 million in 2004). The total fair value of shares vested during 2006 was $20.3 million ($7.5 million in 2005 and $0.5 million in 2004). As of December 31, 2006, unrecognized compensation expense related to non-vested restricted stock was $4.6 million, which is expected to be recognized over a weighted-average period of 1.7 years.

RESTRICTED STOCK UNITS In June 2006, Nucor granted restricted stock units (“RSU’s”) to key employees, officers and non-employee directors for the first time. The RSU’s typically vest and are converted to common stock in three equal installments on each of the first three anniversaries of the grant date. A portion of the RSU’s awarded to senior officers vest upon the officer’s retirement. Retirement, for purposes of vesting in these units only, means termination of employment with approval of the Compensation and Executive Development Committee after satisfying age and years of service requirements. RSU’s granted to non-employee directors are fully vested on the grant date and are payable to the non-employee director in the form of commons stock after the termination of the director’s service on the board of directors.

RSU’s granted to employees who are eligible for retirement on the date of grant or will become retirement-eligible prior to the end of the vesting term are expensed over the period through which the employee will become retirement-eligible since the awards vest upon retirement from the Company. Compensation expense for RSU’s granted to employees who are not retirement-eligible is recognized on a straight-line basis over the vesting period.

Cash dividend equivalents are paid to participants each quarter. Dividend equivalents paid on units expected to vest are recognized as a reduction in retained earnings.

The fair value of the RSU’s is determined based on the closing stock price of Nucor’s common stock on the day before the grant. A summary of Nucor’s restricted stock unit activity for 2006 is as follows:

	(shares in thousands)
	2006
	Shares	Grant Date Fair Value

Restricted stock units:
Unvested at beginning of year	—	$—
Granted	769	52.64
Vested	(159)	52.64
Canceled	(13)	52.64

Unvested at end of year	597	$52.64

Shares reserved for future grants	18,314

Compensation expense for RSU’s was $14.5 million in 2006 (none in 2005 and 2004). The total fair value of shares vested during 2006 was $8.4 million in 2006 (none in 2005 and 2004). As of December 31, 2006, unrecognized compensation expense related to non-vested RSU’s was $24.4 million, which is expected to be recognized over a weighted-average period of 2.0 years.

10. STOCKHOLDER RIGHTS PLAN:

In 2001, the board of directors adopted a Stockholder Rights Plan (“Plan”) in which one right (“Right”) was distributed as a dividend for each Nucor common share outstanding. The Plan was amended in 2006 to adjust the purchase price of the Rights for stock splits effected since adoption of the Plan. Each Right entitles Nucor common stockholders to purchase, under certain conditions, one five-thousandth of a share of newly authorized Series A Junior Participating Preferred Stock (“Preferred Stock”), with one five-thousandth of a share of Preferred Stock intended to be the economic equivalent of one share of Nucor common stock. Until the occurrence of certain events, the Rights are represented by and traded in tandem with Nucor common stock. Rights will be exercisable only if a person or group acquires beneficial ownership of 15 percent (15%) or more of the Nucor common shares or commences a tender or exchange offer, upon the consummation of which such person or group would beneficially own 15 percent (15%) or more of the common shares. Upon such an event, the Rights enable dilution of the acquiring person’s or group’s interest by providing that other holders of Nucor common stock may purchase, at an exercise price of $150, Nucor common stock, or in the discretion of the board of directors, Preferred Stock, having double the value of such exercise price. Nucor will be entitled to redeem the Rights at $0.001 per Right under certain circumstances set forth in the Plan. The Rights themselves have no voting power and will expire on March 8, 2011, unless earlier exercised, redeemed or exchanged. Each one five-thousandth of a share of Preferred Stock has the same voting rights as one share of Nucor common stock, and each share of Preferred Stock has 5,000 times the voting power of one share of Nucor common stock.

11. DERIVATIVE FINANCIAL INSTRUMENTS:

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” and SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” Nucor recognizes all derivative instruments, such as natural gas forward purchase contracts and interest rate swaps, in the consolidated balance sheets at fair value. Amounts included in accumulated other comprehensive income related to cash flow hedges are reclassified into earnings when the related derivative instruments settle. Changes in fair value hedges are reported currently in earnings along with changes in the fair value of the hedged items. When cash flow and fair value hedges affect net earnings, they are included on the same line as the underlying transaction (cost of products sold or interest expense).

During 2006, accumulated other comprehensive income decreased by $57.9 million, net of deferred taxes of $31.2 million, due to unrealized losses on cash flow hedges on natural gas forward purchase contracts. The remaining change in accumulated other comprehensive income attributable to cash flow hedges on natural gas forward purchase contracts was due to the reclassification of net losses of approximately $4.4 million, net of deferred taxes of approximately $2.4 million, into earnings due to the settlement of transactions. During 2005, accumulated other comprehensive income increased by $55.8 million, net of deferred taxes of $30.0 million, due to unrealized gains on cash flow hedges on natural gas forward purchase contracts. The remaining change in accumulated other comprehensive income was due to the reclassification of net gains of approximately $8.1 million, net of deferred taxes of approximately $4.3 million, into earnings due to the settlement of transactions. During 2004, accumulated other comprehensive loss increased by $1.2 million, net of taxes of $0.6 million, due to unrealized losses on cash flow hedges on natural gas forward purchase contracts issued during the year.

Of the total $10.6 million fair value of cash flow hedges on natural gas forward purchase contracts at December 31, 2006, $12.6 million is included in accrued expenses and other current liabilities and $2.0 is included in other assets. Of the total $71.7 million fair value of cash flow hedges on natural gas forward purchase contracts at December 31, 2005, $53.6 million is included in other current assets and $18.1 million is included in other assets. At December 31, 2006, $8.2 million of net deferred losses on cash flow hedges on natural gas forward purchase contracts included in accumulated other comprehensive income are expected to be reclassified into earnings, due to the settlement of forecasted transactions, during the next twelve months assuming no change in the forward commodity prices from December 31, 2006. Nucor is hedging a portion of its exposure to the variability of future cash flows for forecasted natural gas purchases over various time periods not exceeding four years.

Nucor has also entered into various natural gas purchase contracts, which meet the normal purchase normal sale exclusion under SFAS No. 133. These instruments effectively commit Nucor to purchase $144.9 million, $45.3 million and $27.4 million of natural gas for production in 2007, 2008 and 2009, respectively, and $563.4 million between 2010 and 2028. These natural gas purchase contracts will primarily supply our direct reduced iron facility in Trinidad.

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

At December 31, 2006, there was an aggregate credit of $3.1 million related to this and previous interest rate swaps included in deferred credits and other liabilities in the balance sheet, all of which are amortized over the remaining life of the debt as adjustments to interest expense.

Nucor does not anticipate non-performance by the counterparties in any of these derivative instruments given their high credit ratings, and no material loss is expected from non-performance by any one of such counterparties.

12. CONTINGENCIES:

Nucor is subject to environmental laws and regulations established by federal, state and local authorities, and, accordingly, makes provision for the estimated costs of compliance. Of the undiscounted total $23.0 million of accrued environmental costs at December 31, 2006 ($24.0 million at December 31, 2005), $19.7 million was classified in accrued expenses and other current liabilities ($20.0 million at December 31, 2005) and $3.3 million was classified in deferred credits and other liabilities ($4.0 million at December 31, 2005). Inherent uncertainties exist in these estimates primarily due to unknown conditions, evolving remediation technology, and changing governmental regulations and legal standards regarding liability. During 2006 Nucor revised estimates as additional information was obtained and projects were completed, increasing environmental reserves by $2.9 million (reducing reserves by $9.4 million in 2005 and $10.0 million in 2004). The revisions are included in cost of products sold. In December 2000, the United States Environmental Protection Agency and the Department of Justice announced an agreement with Nucor and certain states that resolved alleged violations of environmental laws and regulations. Nucor continues to implement the various components of the consent decree, which involve air and water pollution control technology demonstrations along with other environmental management practices. The accrued environmental costs include the expenses that Nucor expects to incur as a result of the consent decree.

Other contingent liabilities with respect to product warranties, legal proceedings and other matters arise in the normal course of business. Nucor maintains liability insurance for certain risks that arise that are also subject to certain self-insurance limits. In the opinion of management, no such matters exist which, in the event of an unfavorable outcome, would have a material effect on the consolidated financial statements.

13. EMPLOYEE BENEFIT PLANS:

Nucor makes contributions to a Profit Sharing and Retirement Savings Plan for qualified employees based on the profitability of the company. Nucor’s expense for these benefits totaled $272.6 million in 2006 ($206.0 million in 2005 and $172.3 million in 2004). The related liability for these benefits is included in salaries, wages and related accruals at each year-end. Nucor also has a medical plan covering certain eligible early retirees. The unfunded obligation, included in deferred credits and other liabilities in the balance sheet, totaled $51.8 million at December 31, 2006 ($48.0 million at December 31, 2005). Expense associated with this plan totaled $4.6 million in 2006 ($2.9 million in 2005 and $3.0 million in 2004). The discount rate used was 5.75% in 2006 (5.50% in 2005 and 5.75% in 2004). The health care cost increase trend rate used was 8% in 2006 (9% in 2005 and 10% in 2004). The health care cost increase in the trend rate is projected to decline gradually to 5% by 2011.

14. INTEREST (INCOME) EXPENSE:

Net interest (income) expense consists of the following:

	(in thousands)
Year Ended December 31,	2006	2005	2004
Interest income	$(77,716)	$(32,370)	$(6,983)
Interest expense	40,351	36,571	29,335

Interest (income) expense, net	$(37,365)	$4,201	$22,352

Interest paid was $41.5 million in 2006 ($37.2 million in 2005 and $32.4 million in 2004).

15. OTHER INCOME:

In 2005, Nucor received $9.2 million in settlement of claims against third parties related to environmental matters. Nucor has made claims for reimbursement of additional amounts. No amounts have been recorded for such reimbursements, if any, that may be received. In 2004, Nucor sold equipment resulting in a pre-tax gain of $1.6 million.

16. INCOME TAXES:

The provision for income taxes consists of the following:

	(in thousands)
Year Ended December 31,	2006	2005	2004
Current:
Federal	$902,110	$685,479	$574,107
State	72,937	49,984	28,991

Total current	975,047	735,463	603,098

Deferred:
Federal	(38,910)	(28,179)	7,193
State	—	(1,200)	(500)

Total deferred	(38,910)	(29,379)	6,693

Total provision for income taxes	$936,137	$706,084	$609,791

A reconciliation of the federal statutory tax rate (35%) to the total provision is as follows:

Year Ended December 31,	2006	2005	2004
Taxes computed at statutory rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	1.76	1.57	1.07
Resolution of prior year contingencies	(0.26)	—	(0.65)
Federal research credit	(0.05)	(0.07)	(0.12)
Domestic manufacturing deduction	(1.03)	(1.04)	—
Other, net	(0.67)	(0.44)	(0.08)

Provision for income taxes	34.75%	35.02%	35.22%

Deferred tax assets and liabilities resulted from the following:

	(in thousands)
December 31,	2006	2005
Deferred tax assets:
Accrued liabilities and reserves	$93,542	$85,629
Allowance for doubtful accounts	11,617	12,142
Inventory	138,642	137,587
Post retirement benefits	19,855	18,753
Natural gas hedges	4,495	—

Total deferred tax assets	268,151	254,111

Deferred tax liabilities:
Cumulative translation adjustment	(6,345)	—
Natural gas hedges	—	(25,541)
Property, plant and equipment	(323,106)	(370,170)

Total deferred tax liabilities	(329,451)	(395,711)

Total net deferred tax liabilities	$(61,300)	$(141,600)

Current deferred tax assets were $187.7 million at December 31, 2006 ($153.0 million at December 31, 2005). Non-current deferred tax liabilities were $249.0 million at December 31, 2006 ($294.6 million at December 31, 2005). Nucor paid $971.0 million in net federal and state income taxes in 2006 ($806.7 million in 2005 and $550.1 million in 2004).

In 2006, the Internal Revenue Service substantially completed its examination of tax years 2002 through 2004. The 2006 tax rate reflects an approximately 0.26% reduction to the federal statutory tax rate as a result of the reevaluation of our liabilities and contingencies in light of the completion of the examination.

17. EARNINGS PER SHARE:

The computations of basic and diluted earnings per share are as follows:

	(in thousands, except per share data)
Year Ended December 31,	2006	2005	2004
Basic earnings per share:
Basic net earnings	$1,757,681	$1,310,284	$1,121,485

Average shares outstanding	306,621	314,256	316,766

Basic net earnings per share	$5.73	$4.17	$3.54

Diluted earnings per share:
Diluted net earnings	$1,757,681	$1,310,284	$1,121,485

Diluted average shares outstanding:
Basic shares outstanding	306,621	314,256	316,766
Dilutive effect of stock options and other	2,760	2,874	2,742

	309,381	317,130	319,508

Diluted net earnings per share	$5.68	$4.13	$3.51

18. SEGMENTS:

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

Management evaluates the operating performance of each of its segments based upon division contribution. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Nucor accounts for intercompany sales at prices approximating current market value. Interest expense, minority interests, other income, profit sharing expense and changes in the LIFO reserve and environmental accruals are shown under Corporate/eliminations/ other. Corporate assets primarily include cash and cash equivalents, short-term investments, deferred income tax assets and investments in affiliates.

Nucor’s segment results are as follows:

	(in thousands)
Year Ended December 31,	2006	2005	2004
Net sales to external customers:
Steel mills	$13,025,123	$11,063,681	$10,109,430
Steel products	1,726,147	1,637,318	1,267,398

	$14,751,270	$12,700,999	$11,376,828

Intercompany sales:
Steel mills	$990,382	$896,432	$852,897
Steel products	21,560	36,246	9,857
Corporate/eliminations/other	(1,011,942)	(932,678)	(862,754)

	$—	$—	$—

Depreciation expense:
Steel mills	$345,165	$355,887	$366,023
Steel products	18,438	19,167	17,282
Corporate/other	333	—	—

	$363,936	$375,054	$383,305

Earnings before income taxes:
Steel mills	$3,194,660	$2,207,621	$2,191,335
Steel products	191,514	180,756	149,610
Corporate/eliminations/other	(692,356)	(372,009)	(609,669)

	$2,693,818	$2,016,368	$1,731,276

Assets:
Steel mills	$4,709,705	$4,623,462	$4,978,616
Steel products	751,858	519,562	488,571
Corporate/eliminations/other	2,423,426	1,995,763	666,020

	$7,884,989	$7,138,787	$6,133,207

Capital expenditures:
Steel mills	$195,548	$216,047	$242,486
Steel products	18,039	18,378	7,253
Corporate/other	124,817	97,041	36,186

	$338,404	$331,466	$285,925

Net sales by product were as follows. Further product group breakdown is impracticable.

	(in thousands)
Year Ended December 31,	2006	2005	2004
Net sales to external customers:
Sheet	$5,362,178	$4,805,391	$4,856,469
Bar	3,702,609	3,061,326	2,632,966
Structural	2,205,303	1,702,720	1,500,878
Plate	1,755,033	1,494,244	1,119,117
Steel products	1,726,147	1,637,318	1,267,398

	$14,751,270	$12,700,999	$11,376,828

19. INVESTMENTS AND ACQUISITIONS:

In November 2006, Nucor’s wholly owned subsidiary, Verco Decking, Inc., purchased substantially all of the assets of Verco Manufacturing Company (“Verco”), a producer of steel floor and roof decking in three locations in the western United States. The cash purchase price of approximately $180.0 million includes approximately $126.2 million of goodwill that has been allocated to the steel products segment.

In May 2006, Nucor’s wholly owned subsidiary, Nucor Steel Connecticut, Inc., purchased substantially all of the assets Connecticut Steel Corporation for a cash purchase price of approximately $43.9 million. This facility produces wire rod, rebar, wire mesh and structural mesh products.

These acquisitions in 2006 were not material to the consolidated financial statements.

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

In August 2004, Nucor’s wholly owned subsidiary, Nucor Steel Decatur, LLC, purchased certain assets of the Worthington Industries, Inc. cold rolling mill in Decatur, Alabama, for a cash purchase price of approximately $80.3 million. The assets include all of the buildings, the pickle line, four-stand tandem cold mill, temper mill and annealing furnaces adjacent to the existing Nucor Steel Decatur, LLC steel plant.

In July 2004, Nucor’s wholly owned subsidiary, Nucor Steel Tuscaloosa, Inc., purchased substantially all of the steelmaking assets of Corus Tuscaloosa for a price of approximately $89.4 million. The facility is a coiled plate mill that manufactures pressure vessel steel coil, discrete plate and cut-to-length plate products.

In February 2004, Nucor purchased a one-half interest in Harris Steel, Inc., a wholly owned subsidiary of Harris Steel Group, Inc. (“Harris Steel”), for a cash purchase price of approximately $21.0 million. At December 31, 2006, Nucor held a note receivable from Harris Steel, Inc. in the amount of $10.0 million. This note receivable bears interest, payable upon maturity, at a rate of LIBOR plus 100 basis points. The note was classified in other current assets. In both 2005 and 2006, Nucor paid Harris Steel Group, Inc. $1.2 million based upon the achievement of certain operating results. Harris Steel may receive up to an additional $3.6 million upon the achievement of certain operating results of the venture through 2008.

In 2004, Nucor recognized an impairment charge of $13.2 million on the assets purchased from North Star Steel in 2003. The impairment of this steel facility located in Kingman, Arizona, was incurred in 2004 when Nucor decided not to restart the melt shop. The charge has been reflected in cost of products sold.

Non-cash investing and financing activities included the assumption of $26.1 million of liabilities with the acquisitions in 2006 ($17.8 million in 2005 and $27.2 million in 2004).

20. SUBSEQUENT EVENT:

In January 2007, Nucor made a cash tender offer for all of the shares of Harris Steel at Cdn$46.25 per share. The offer places an approximate value of Cdn$1.25 billion (US$1.07 billion) on the equity of Harris Steel. The acquisition is expected to close in the first quarter, upon acceptance by the shareholders of Harris Steel and satisfactory resolution of regulatory approvals. Harris Steel, which will operate as a subsidiary of Nucor, manufactures and places reinforcing products, and manufactures industrial products principally in the United States and Canada. Harris Steel also participates in steel trading on a worldwide basis, and in the distribution of reinforcing steel and related products to U.S. customers.

21. QUARTERLY INFORMATION (UNAUDITED):

	(in thousands, except per share data)
Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006
Net sales	$3,545,097	$3,806,350	$3,931,233	$3,468,590
Gross margin(1)	766,055	880,375	1,004,652	817,065
Net earnings	379,161	452,783	517,578	408,159
Net earnings per share:
Basic	1.22	1.46	1.70	1.36
Diluted	1.21	1.45	1.68	1.35
2005
Net sales	$3,322,621	$3,145,003	$3,025,911	$3,207,464
Gross margin(2)	694,193	620,111	580,235	686,964
Net earnings(3)	354,666	322,707	291,877	341,034
Net earnings per share:
Basic	1.11	1.02	0.94	1.10
Diluted	1.10	1.01	0.93	1.09

(1)	Nucor incurred LIFO charges of $9.0 million, $15.5 million and $20.5 million in the first, second and third quarters of 2006, respectively; and incurred a LIFO credit of $39.6 million in the fourth quarter of 2006.
(2)	Nucor incurred LIFO credits of $26.1 million, $69.9 million, $52.0 million and $3.6 million in the first, second, third and fourth quarters of 2005, respectively.
(3)	The first quarter of 2005 includes $9.2 million for the settlement of claims against third parties related to environmental matters.

CORPORATE AND STOCK DATA	59

CORPORATE OFFICES

1915 Rexford Road

Charlotte, North Carolina 28211

Phone 704/366-7000

Fax 704/362-4208

STOCK TRANSFERS

DIVIDEND DISBURSING

DIVIDEND REINVESTMENT

American Stock Transfer & Trust Company

59 Maiden Lane

New York, New York 10038

Phone 800/937-5449

Fax 718/236-2641

ANNUAL MEETING

The 2007 annual meeting of stockholders will be held at 10:00 a.m. on Thursday, May 10, 2007, at the Charlotte Marriott SouthPark, 2200 Rexford Road, Charlotte, NC.

STOCK LISTING

Nucor’s common stock is traded on the New York Stock Exchange under the symbol NUE. As of February 7, 2007, there were approximately 19,000 stockholders of record.

FORM 10-K

A copy of Nucor’s 2006 annual report filed with the Securities and Exchange Commission (“SEC”) on Form 10-K is available without charge to stockholders on request.

The certifications of Nucor’s Chief Executive Officer and Chief Financial Officer regarding the quality of Nucor’s public disclosure that are required by Section 302 of The Sarbanes-Oxley Act of 2002 are included as exhibits to Nucor’s annual report on Form 10-K. In addition, in 2006, Nucor’s Chief Executive Officer provided to the New York Stock Exchange (“NYSE”) the Annual CEO Certification regarding Nucor’s compliance with the NYSE’s corporate governance standards.

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

STOCK PRICE AND DIVIDENDS PAID

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006
Stock price:
High	$54.90	$60.30	$55.94	$67.55
Low	33.64	44.80	45.12	47.50
Dividends paid	0.325	0.35	0.60	0.60
2005
Stock price:
High	$32.77	$29.68	$30.70	$35.11
Low	23.53	22.78	23.15	25.92
Dividends paid	0.065	0.20	0.20	0.20

STOCK PERFORMANCE

This graphic camparison assumes the investment of $100 in Nucor Corporation common stock, $100 in the S&P 500 Index and $100 in the S&P Steel Group Index, all at year-end 2001. The resulting cumulative total return assumes that cash dividends were reinvested. Nucor common stock comprised 48% of the S&P Steel Group Index at year-end 2006 (50% at year-end 2001).