Form 10-K, Exhibit 13
period 2007-12-31
NUCOR CORP
filed 2008-02-27
CIK 73309

4	FINANCIAL HIGHLIGHTS

F I N A N C I A L H I G H L I G H T S (dollar amounts in thousands, except per share data)

	2007	2006	% CHANGE
FOR THE YEAR
Net sales	$16,592,976	$14,751,270	12%
Earnings:
Earnings before income taxes	2,253,315	2,692,435	-16%
Provision for income taxes	781,368	935,653	-16%

Net earnings	1,471,947	1,756,782	-16%
Per share:
Basic	4.98	5.73	-13%
Diluted	4.94	5.68	-13%
Dividends declared per share	2.44	2.15	13%
Percentage of net earnings to net sales	8.9%	11.9%	-25%
Return on average equity	29.5%	38.3%	-23%
Capital expenditures	520,353	338,404	54%
Depreciation	403,172	363,936	11%
Acquisitions (net of cash acquired)	1,542,666	223,920	589%
Sales per employee	1,085	1,273	-15%
AT YEAR END
Working capital	$3,491,213	$3,261,148	7%
Property, plant and equipment, net	3,232,998	2,856,415	13%
Long-term debt	2,250,300	922,300	144%
Stockholders’ equity	5,112,917	4,857,351	5%
Per share	17.75	16.14	10%
Shares outstanding	287,993	300,949	-4%
Employees	18,000	11,900	51%

FORWARD-LOOKING STATEMENTS Certain statements made in this annual report are forward-looking statements that involve risks and uncertainties. These forward-looking statements reflect the Company’s best judgment based on current information, and although we base these statements on circumstances that we believe to be reasonable when made, there can be no assurance that future events will not affect the accuracy of such forward-looking information. As such, the forward-looking statements are not guarantees of future performance, and actual results may vary materially from the results and expectations discussed in this report. Factors that might cause the Company’s actual results to differ materially from those anticipated in forward-looking statements include, but are not limited to: (1) the sensitivity of the results of our operations to volatility in steel prices and changes in the supply and cost of raw materials, including scrap steel; (2) availability and cost of electricity and natural gas; (3) market demand for steel products, which, in the case of many of our products, is driven by the level of non-residential construction activity in the U.S.; (4) competitive pressure on sales and pricing, including pressure from imports and substitute materials; (5) uncertainties surrounding the global economy, including excess world capacity for steel production and fluctuations in currency conversion rates; (6) U.S. and foreign trade policy affecting steel imports or exports; (7) significant changes in government regulations affecting environmental compliance; (8) the cyclical nature of the steel industry; (9) capital investments and their impact on our performance; and (10) our safety performance.

AT A GLANCE	11

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

Chemung, New York (Vulcraft of New York, Inc.)

Phoenix, Arizona (Verco Decking, Inc.)

Fontana, California (Verco Decking, Inc.)

Antioch, California (Verco Decking, Inc.)

COLD FINISH

Products: Cold finished steel bars for shafting and precision machined parts and bright basic wire for point of purchase display racks, wire shelving and miscellaneous wire forms.

Norfolk, Nebraska

Darlington, South Carolina

Brigham City, Utah

Oak Creek, Wisconsin (Nucor Cold Finish Wisconsin, Inc.)

Maryville, Missouri (Nucor LMP Steel, Inc)

BUILDINGS GROUP

Products: Metal buildings and metal building components for commercial, industrial and institutional building markets.

Waterloo, Indiana

Swansea, South Carolina

Terrell, Texas

Brigham City, Utah (Nucor Building Systems Utah, LLC)

Eufaula, Alabama (American Buildings Company South)

Carson City, Nevada (American Buildings Company West)

El Paso, Illinois (American Buildings Company Midwest)

LaCrosse, Virginia (American Buildings Company Atlantic)

Lathrop, California (CBC Steel Buildings LLC)

Portland, Tennessee (Kirby Building Systems LLC)

Starkville, Mississippi (Gulf States Manufacturers LLC)

FASTENER

Products: Steel hexhead cap screws, structural bolts and hex bolts for automotive, machine tools, farm implements, construction and military applications.

St. Joe, Indiana

HARRIS STEEL

Products: Concrete reinforcing steel and concrete post-tensioning systems.

Stoney Creek, Ontario

WIRE PRODUCTS

Products: Welded wire mesh for reinforcing concrete and mine reinforcement applications.

Wallingford, Connecticut (Nucor Steel Connecticut, Inc.)

New Salem, Pennsylvania (Nucor Wire Products Pennsylvania, Inc.)

NUCONSTEEL

Products: Load bearing light gauge steel framing systems for the commercial and residential construction markets.

Denton, Texas Dallas, Georgia

OTHER

NU-IRON UNLIMITED

Products: Direct reduced iron for use as a charge material in our steelmaking operations.

Point Lisas, Trinidad

CORPORATE OFFICE

Charlotte, North Carolina

¢	STEEL MILLS
¿	STEEL PRODUCTS
▲	OTHER
ê	CORPORATE OFFICE

12	OPERATIONS REVIEW

STEEL MILLS SEGMENT

BAR MILLS, SHEET MILLS, STRUCTURAL MILLS AND PLATE MILLS

Nucor operates scrap-based steel mills in nineteen facilities. These mills utilize modern steelmaking techniques and produce steel at a cost competitive with steel manufactured anywhere in the world.

BAR MILLS

Nucor has eleven bar mills located in South Carolina, Nebraska, Texas, Utah, New York, Alabama, Illinois, Mississippi, Washington, Ohio and Connecticut that produce concrete reinforcing bars, hot rolled bars, rod, light shapes, structural angles and channel, wire mesh and guard rail in carbon and alloy steels. These products have a wide usage serving primarily the agricultural, automotive, construction, energy, furniture, machinery, metal building, railroad, recreational equipment, shipbuilding, heavy truck and trailer market segments. Four of the bar mills were constructed by Nucor between 1969 and 1981. Over the years, Nucor has completed extensive capital projects to keep these facilities modern and globally competitive. Nucor acquired the remaining seven bar mills since 2000, including the purchase of substantially all of the assets of Marion Steel Company (“Marion Steel”) in the second quarter of 2005 and substantially all of the assets of Connecticut Steel Corporation (“Connecticut Steel”) in the second quarter of 2006. Nucor Steel Marion, Inc. has the capacity to produce up to 450,000 tons annually and Nucor Steel Connecticut, Inc. has the capacity to produce up to 300,000 tons annually. With these recent acquisitions, the total capacity of our eleven bar mills is approximately 8,060,000 tons per year.

SHEET MILLS

The sheet mills produce flat-rolled steel for the automotive, appliance, pipe and tube, construction and other industries. The four sheet mills are located in Indiana, Arkansas, South Carolina and Alabama. Nucor constructed three of the sheet mills between 1989 and 1996. The constructed sheet mills utilize thin slab casters to produce hot rolled sheet. In 2002, Nucor’s wholly owned subsidiary Nucor Steel Decatur, LLC purchased substantially all the assets of Trico Steel Company, LLC. This sheet mill is located in Decatur, Alabama, and has an annual capacity of approximately 2,400,000 tons, initially expanding our sheet capacity by 30%. In 2004, Nucor Steel Decatur, LLC purchased the adjacent cold rolling mill of Worthington Industries, Inc. In 2008 Nucor plans to complete the construction of its fourth sheet steel galvanizing facility at the Decatur mill. Upon completion of this facility, all four of our sheet mills will be fully equipped with cold rolling mills and galvanizing lines for further processing of hot rolled sheet. The total capacity of the four sheet mills is approximately 10,800,000 tons per year.

STRUCTURAL MILLS

The structural mills produce wide flange steel beams, pilings and heavy structural steel products for fabricators, construction companies, manufacturers and steel service centers. In 1988, Nucor and Yamato Kogyo, one of Japan’s major producers of wide-flange beams, completed construction of a beam mill located near Blytheville, Arkansas. Nucor owns a 51% interest in Nucor-Yamato Steel Company. During 1999, Nucor started operations at its 1,000,000 tons per year steel beam mill in South Carolina. Both mills use a special continuous casting method that produces a beam blank closer in shape to that of the finished beam than traditional methods. Current annual production capacity of our two structural mills is approximately 3,700,000 tons.

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

Production in 2007 was 22,089,000 tons, a decrease of 1% from a record of 22,382,000 tons in 2006. Annual production capacity has grown from 120,000 tons in 1970 to a present total of more than 25,000,000 tons.

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

Steel mills are large consumers of electricity and gas. Total energy costs per ton remained flat from 2006 to 2007. Because of the efficiency of Nucor steel mills, these energy costs were less than 10% of the sales dollar in both years. Nucor is partially hedged against exposure to increases in energy costs.

Scrap and scrap substitutes are the most significant element in the total cost of steel production. The average cost of scrap and scrap substitutes used increased 13% to $278 per ton in 2007 from $246 per ton in 2006. A raw material surcharge implemented in 2004 has allowed Nucor to maintain operating margins and to meet our commitments to customers in spite of highly volatile scrap and scrap substitute costs.

MARKETS AND MARKETING

Approximately 92% of the nineteen steel mills’ production in 2007 was sold to outside customers and the balance was used internally by the Vulcraft, Cold Finish, Rebar Fabrication, Buildings Group and Fastener divisions. Steel shipments to outside customers decreased 2% to 20,235,000 tons in 2007 from a record 20,649,000 tons in 2006.

Our steel mill customers are primarily manufacturers, steel service centers and fabricators. The sheet mills continue to build long-term relationships with contract customers who purchase more value-added products. We enter 2008 with approximately 40% of our sheet mill volume committed to contract customers. Contract terms are typically six to twelve months in length with various renewal dates. These contracts are non-cancelable agreements with a pricing formula that varies based on raw material costs. The sheet mills will continue to pursue profitable contract business.

GOVERNMENT AFFAIRS

In 2007, Nucor aggressively supported the adoption of a China Currency Bill that would identify the mercantilist practices of currency manipulation that result in distorted trade, an insurmountable trade deficit and the loss of manufacturing jobs in the United States. Several bills were generated in the House and Senate, but none were put into law. Our effort was broad, reaching across multiple industries, and ultimately drew attention to the domestic manufacturing job loss issue. In 2008, we hope that newly proposed legislation will unite Congress in an effort to maintain and enforce laws ensuring free and fair trade.

Climate change legislation also became a paramount issue in 2007 with several bills generated in the Senate and multiple hearings held to discuss the implications on industry. The development of green house gas legislation will continue to evolve in 2008 and possibly 2009. Nucor’s carbon emissions per ton produced remain the lowest in the industry and, collectively, the steel industry in the United States has lowered its emissions by almost 30% since 1990. It is our intent that any new legislation will recognize these reductions and our recycling efforts. Finally, Nucor has worked aggressively to ensure that any legislation implemented maintains global standards so U.S. manufacturing jobs are not lost as a result of companies moving overseas to avoid the cost of climate change legislation.

We continued our grass roots push with both Town Hall Meetings and Trade and Environmental Boot Camps. These events educate voters and legislators regarding the issues manufacturers are facing domestically and globally. Nucor will continue these events in 2008. Our goal remains to help state and federal legislators recognize the importance of domestic manufacturing and the serious threat these issues have for our customer base.

We have also developed a well-embedded grass roots effort with our state legislators to help build support toward many other issues beyond trade, including currency manipulation, climate change, energy and taxes.

NEWER FACILITIES AND EXPANSIONS

As part of our long-term growth strategy, Nucor continues to invest in existing operations, make greenfield investments utilizing advantageous new technologies, pursue acquisitions that are accretive to earnings and to pursue international growth. Capital expenditures in the steel mill segment totaled $216.0 million, $195.5 million and $410.0 million in 2005, 2006 and 2007, respectively.

Nucor began operations of its 100%-owned Castrip facility in Crawfordsville, Indiana, in May 2002. This facility uses the breakthrough technology of strip casting, to which Nucor holds exclusive rights in the United States and Brazil. Strip casting involves the direct casting of molten steel into final shape and thickness without further hot or cold rolling. This process allows lower investment and operating costs, reduced energy consumption and smaller scale plants than can be economically built with existing technology. This process also reduces the overall environmental impact of producing steel by generating significantly lower emissions. Although we announced the successful commercialization of Castrip in 2004, this technology is still in its infancy, and we are making new and exciting discoveries every year. In December 2007, we achieved a new production record, continuously casting a sequence of 24 ladles of steel in a 38-hour period. In 2005, Nucor selected Blytheville, Arkansas, as the second Nucor location for a Castrip operation in the United States. The Blytheville, Arkansas, Castrip facility is expected to begin operating in the second half of 2008.

In June 2005, Nucor’s wholly owned subsidiary, Nucor Steel Marion, Inc., purchased substantially all of the assets of Marion Steel for a cash purchase price of approximately $110.7 million. The facility is a bar products mill that manufactures angles, flats, rebar, rounds and signposts. Located in Marion, Ohio, the mill is in close proximity to 60% of the steel consumption in the United States. The facility has already grown its capacity from 400,000 tons to 450,000 tons largely as a result of our incentive based compensation program.

In May 2006, Nucor’s wholly owned subsidiary, Nucor Steel Connecticut, Inc., purchased substantially all of the assets of Connecticut Steel Corporation for a cash purchase price of approximately $43.9 million. This facility produces wire rod, rebar, wire mesh and structural mesh products. Located in Wallingford, Connecticut, the bar products mill has an annual capacity of approximately 300,000 tons of wire rod and rebar and approximately 80,000 tons of wire mesh fabrication and structural mesh fabrication.

In June 2006, Nucor announced plans to construct its fourth sheet steel galvanizing facility at its sheet mill in Decatur, Alabama, with a capital budget of about $152 million. Annual capacity will be approximately 500,000 tons per year and the facility will galvanize up to 72-inch wide sheet steel. Start-up is expected in mid-2008. The addition of this facility will increase Nucor’s total galvanizing annual capacity by one-third to 2,000,000 tons.

In October 2006, Nucor announced plans to construct a special bar quality products steel mill in Memphis, Tennessee. The planned site was acquired in 2002 from the bankrupt Birmingham Steel Company and the project is utilizing some of the infrastructure existing at this location. The project is expected to cost approximately $300 million and to have an estimated annual capacity of 850,000 tons. The facility will produce high quality carbon and alloy rounds and round cornered squares from 2.25” to 9”, complementing the product offerings of Nucor’s Nebraska and South Carolina SBQ mills. Start-up is expected in the second quarter of 2008.

In January 2008, Nucor announced the signing of a Memorandum of Understanding with the Duferco Group to establish a 50/50 joint venture for the production of beams and other long products in Italy, with distribution in Europe and North Africa. This joint venture will initially consist of the beam mills of Duferdofin, a wholly owned subsidiary of the Duferco Group, with a melt shop located in San Zeno, rolling mills in Pallanzeno and Giamorro and a new merchant bar mill that is under construction at the Giamorro site. The combined annual capacity of these mills exceeds 1,000,000 tons and will be closer to 2,000,000 tons with the Giamorro expansion. The joint venture partners will consider additional growth investments. We expect this joint venture to be established in the first half of 2008, pending completion of due diligence, approval of regulatory bodies and approval of the boards of directors of both companies.

15

STEEL PRODUCTS SEGMENT

VULCRAFT AND VERCO are the nation’s largest producers and leading innovators of open-web steel joists, joist girders and steel deck, which are used primarily for non-residential building construction.

OPERATIONS

Steel joists and joist girders are produced and marketed nationally through seven Vulcraft facilities located in South Carolina, Nebraska, Alabama, Texas, Indiana, Utah and New York. Current annual production capacity is approximately 715,000 tons. In 2007, Vulcraft produced 542,000 tons of steel joists and joist girders, a decrease of 5% from the 570,000 tons produced in 2006.

Material costs, primarily steel, were approximately 55% of the joist sales dollar in 2007 (53% in 2006). Vulcraft obtained 99% of its steel requirements for joists and joist girders from the Nucor bar mills in both 2007 and 2006. Freight costs for joists and joist girders were less than 10% of the sales dollar in both years. Vulcraft maintains an extensive fleet of trucks to ensure on-time delivery.

Steel decking is produced and marketed nationally through nine deck plants located in South Carolina, Nebraska, Alabama, Texas, Indiana, New York, Arizona and two in California. Six of these plants were constructed by Nucor adjacent to Vulcraft joist facilities. In November 2006, Nucor’s wholly owned subsidiary, Verco Decking, Inc, purchased substantially all of the assets of Verco Manufacturing Company (“Verco”) for a cash purchase price of approximately $183.5 million. This acquisition included three deck plants located in Arizona and California, positioning Nucor to better supply the large western construction market. Current deck annual production capacity is approximately 530,000 tons. The addition of Verco contributed to record steel deck sales of 478,000 tons in 2007, an increase of 20% from 398,000 tons in 2006. Coiled sheet steel was approximately 65% of the steel deck sales dollar in 2007 (64% in 2006). In 2007, Nucor obtained 76% of its steel requirements for steel deck production from the Nucor sheet mills (99% in 2006). In 2007 and 2006, freight costs for deck were less than 10% of the sales dollar.

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

The majority of steel joists and joist girder sales are obtained by competitive bidding. Vulcraft quotes on a significant percentage of the domestic buildings using steel joists and joist girders as part of the support systems. In 2007, Vulcraft supplied more than 40% of total domestic sales of steel joists. Steel deck is specified in the majority of buildings using steel joists and joist girders. Steel deck is also used as concrete floor support in high rise buildings. In 2007, Vulcraft supplied more than 30% of total domestic sales of steel deck.

Sales of steel joists, joist girders and steel deck are dependent on the non-residential building construction market.

17

REINFORCING PRODUCTS Harris Steel fabricates rebar for highways, bridges and other infrastructure, as well as commercial and multi-tenant residential construction markets.

OPERATIONS

In February 2004, Nucor acquired a one-half interest in Harris Steel, Inc., the U.S. reinforcing steel (“rebar”) fabrication business of Harris Steel Group, Inc. (“Harris Steel”), for a cash purchase price of approximately $21.0 million. After three successful years working together in this joint venture, in March 2007, Nucor acquired Harris Steel for a cash purchase price of approximately $1.06 billion with $68.4 million in debt assumed related to the net assets acquired. Harris Steel now operates as a subsidiary of Nucor, fabricating products in Canada and the U.S. At the acquisition date, Harris Steel had rebar fabrication annual capacity of about 770,000 tons per year. Harris Steel is operating as a growth platform within Nucor and completed the following rebar fabrication acquisitions in 2007: South Pacific Steel Corporation in June, Consolidated Rebar, Inc. in August and Rockford Fabricators in December. In November 2007, Harris Steel obtained a 90% equity interest in Barker Steel LLC, an entity created by combining the rebar operations of Barker Steel Company Inc. and Harris Steel locations in the northeastern U.S. The Harris Steel rebar fabrication business has grown by over 37% to an annual capacity of about 1,058,000 tons. Sales of fabricated rebar were 583,000 tons during the nine months that Harris Steel operated as a subsidiary of Nucor.

MARKETS AND MARKETING

Reinforcing products are essential to concrete construction. They supply tensile strength as well as additional compressive strength, and protect the concrete from cracking. Harris Steel bids on and executes a wide variety of construction work primarily classified as infrastructure, including highways, bridges, reservoirs, utilities, hospitals, schools, airports and stadiums. Harris Steel is also active in commercial office building and multi-tenant residential (high-rise) construction. In most markets, Harris Steel sells reinforcing products on an installed basis; i.e., Harris Steel fabricates the reinforcing products for a specific application and performs installation. Harris Steel operates facilities across the U.S. and Canada, with each facility serving a local market.

STEEL MESH, GRATING AND FASTENER Nucor and its subsidiaries manufacture wire products, grating and industrial bolts.

STEEL MESH

Harris Steel produces steel mesh at its Laurel Steel and Laurel-LEC Steel operations. Nucor also produces steel mesh at Nucor Steel Connecticut, Inc. In October 2007, Nucor acquired substantially all of the assets of steel mesh producer Nelson Steel, Inc. (“Nelson”) for a cash purchase price of approximately $53.2 million. Nelson currently operates as Nucor Wire Products of Pennsylvania, Inc. The combined annual production capacity of the steel mesh facilities is approximately 233,000 tons.

GRATING

With the acquisition of Harris Steel, Nucor continued to expand existing product offerings by entering into the steel grating market. Fisher & Ludlow, a division of Harris Steel, fabricates steel and aluminum bar grating, safety grating and expanded metal products in facilities located throughout North America. Fisher & Ludlow serves the new construction and maintenance-related markets with annual production capacity of approximately 90,000 tons.

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

BUILDINGS GROUP AND LIGHT GAUGE STEEL FRAMING

Nucor manufactures custom-engineered and standard metal buildings and components and load bearing light gauge steel framing systems for the commercial, residential and institutional construction markets.

BUILDINGS GROUP

Nucor produces metal buildings and components throughout the U.S. Prior to 2007, Nucor had a single brand, Nucor Building Systems, which consisted of three facilities in Indiana, South Carolina and Texas. These plants have an annual capacity of 145,000 tons. In March 2008, Nucor expects to begin production at its newest Nucor Building Systems facility in Brigham City, Utah. The projected capacity at this plant is approximately 45,000 tons.

In August of 2007, Nucor completed the acquisition of Magnatrax Corporation (“Magnatrax”) via the merger of Magnatrax with a wholly owned subsidiary of Nucor, for a cash purchase price of approximately $275.2 million. Magnatrax’s seven fabricating plants located throughout the U.S. have annual capacity of approximately 290,000 tons. Magnatrax was a leading provider of custom-engineered metal buildings and components for the growing North American non-residential construction market. Although Nucor has retired the Magnatrax name, we retained Magnatrax’s four metal buildings brands: American Buildings Company, Kirby Building Systems, Gulf States Manufacturers and CBC Steel Buildings.

Once the Brigham City, Utah, plant is operational, Nucor’s newly-named Buildings Group will have eleven metal buildings plants with an annual capacity of approximately 480,000 tons. The size of the buildings that can be produced ranges from less than 1,000 square feet to more than 1,000,000 square feet. Complete metal building packages can be customized and combined with other materials such as glass, wood and masonry to produce a cost-effective, aesthetically pleasing building designed for customers’ special requirements. The buildings are sold primarily through an independent builder distribution network in order to provide fast-track, customized solutions for building owners.

The Buildings Group sales in 2007 were a record 195,000 tons (116,000 tons in 2006). The primary markets are commercial, industrial and institutional buildings, including distribution centers, automobile dealerships, retail centers, schools, warehouses and manufacturing facilities. The Buildings Group obtains a significant portion of its steel requirements from the Nucor bar and sheet mills.

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

COLD FINISH Nucor is North America’s largest producer of cold finish products for a wide range of industrial markets.

Nucor Cold Finish is the largest producer of cold finish bars in North America and has facilities in Nebraska, South Carolina, Utah, Wisconsin, Missouri and Ontario, Canada. Three of these facilities were originally constructed by Nucor between 1978 and 1983 while the remaining facilities were purchased through acquisitions beginning in 2005. As part of the Harris Steel acquisition in March 2007, Nucor added the Laurel Cold Finish operation with annual capacity of approximately 225,000 tons. In August 2007, Nucor purchased the assets of LMP Steel & Wire Company (“LMP”) in Maryville, Missouri for a cash purchase price of approximately $27.2 million. With approximately 100,000 tons of annual capacity, LMP is a producer of cold finish bar and wire, servicing the construction and OEM markets in North America. The total capacity of the Nucor Cold Finish bar and wire facilities is approximately 860,000 tons per year.

These facilities produce cold drawn, turned, ground and polished steel bars that are used extensively for shafting and precision machined parts. Nucor Cold Finish produces rounds, hexagons, flats and squares in carbon, alloy and leaded steels. These bars, in turn, are purchased by the automotive, farm machinery, hydraulic, appliance and electric motor industries as well as by service centers. Nucor Cold Finish bars are used in tens of thousands of products. A few examples include anchor bolts, farm machinery, hydraulic cylinders and shafting for air conditioner compressors, ceiling fan motors, garage door openers, electric motors and lawn mowers.

All of Nucor’s cold finish facilities are among the most modern in the world and most use in-line electronic testing to ensure outstanding quality. Nucor Cold Finish obtains most of its steel from the Nucor bar mills. This factor, along with our facilities’ use of the latest technology, results in a highly competitive cost structure.

In 2007, sales of cold finish steel products were a record 449,000 tons, an increase of 37% from 327,000 tons in 2006. The total U.S. cold finish market is estimated to be approximately 2,000,000 tons. The 2007 acquisitions represent the continuation of our successful growth strategy to expand through strategic acquisitions, both domestically and internationally. Our market presence in the cold finish arena is larger than it has ever been, and Nucor Cold Finish anticipates opportunities for significant increases in sales and earnings during the next several years.

OTHER

Nucor is vertically integrated, controlling a growing part of its supply chain from iron production to scrap trading and distribution.

RAW MATERIALS STRATEGY

Nucor has an established raw materials strategy to control six to seven million tons per year of high quality metallics for consumption at its steel mills. In April 2002, Nucor entered a joint venture with The Rio Tinto Group, Mitsubishi Corporation and Chinese steel maker Shougang Corporation to construct a commercial HIsmelt® plant in Kwinana, Western Australia. The HIsmelt process converts iron ore fines and coal fines to liquid metal, eliminating the need for a blast furnace, sinter/pellet plants and coke ovens. Nucor has a 25% interest in the joint venture that owns the Hlsmelt commercial plant. Construction was completed and start-up commenced in 2005. This plant has an initial annual capacity of 800,000 metric tons and is expandable to over 1,500,000 metric tons.

In September 2004, Nucor acquired the assets of an idled direct reduced iron (“DRI”) plant located in Louisiana and subsequently moved these assets to Trinidad. Construction is complete and heat-up commenced in December 2006. In January 2007, Nucor announced the successful start-up of Nu-Iron Unlimited. We produced over 1,400,000 metric tons in our first year of operation and expect to produce 1,800,000 metric tons in 2008. The Nu-Iron team is working on plans to expand this capacity. The Trinidad site benefits from a low cost supply of natural gas and favorable logistics for receipt of Brazilian iron ore and shipment of DRI to the U.S.

The Hlsmelt and Nu-Iron projects represent the initial steps in the execution of Nucor’s raw materials strategy.

Nucor announced in February 2008 the acquisition of SHV North America Corporation, which owns 100% of The David J. Joseph Company and certain related affiliates, for a cash purchase price of approximately $1.44 billion. Since scrap is our largest single cost, this strategic investment provides an ideal growth platform for Nucor to expand its direct ownership in the steel scrap supply chain and further its raw materials strategy. DJJ operates over 30 scrap processing facilities with an annual capacity to process 3.5 million tons of ferrous scrap. Additionally, DJJ brokers over 20 million tons of ferrous scrap; internationally sources scrap, pig iron and scrap substitutes; and brokers ferro-alloys and over one half billion pounds of non-ferrous metals. The DJJ Mill and Industrial Services business provides logistics and metallurgical blending operations and offers on-site handling and trading of industrial scrap. The DJJ Rail Services business oversees the largest private fleet of rail cars dedicated to scrap movement and offers complete railcar fleet management and leases for third parties. All of these businesses have strategic value to Nucor as the most diversified North American steel producer. We expect this acquisition to be completed in the first quarter of 2008.

STEEL TRADING & DISTRIBUTION

In March, 2007, Nucor acquired a 75% interest in Novosteel S.A. (“Novosteel”), a Switzerland-based steel trading company, through its acquisition of Harris Steel. Novosteel matches buyers and sellers of steel products on a global basis and offers its customers logistics support, material handling, quality certifications and schedule management. Novosteel provides an excellent platform as Nucor continues to pursue profitable growth on a global basis.

Harris Steel also operates Harris Supply Solutions, a distributor of reinforcing products primarily serving the single family residential and light commercial construction markets in the United States.

22	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Nucor is principally a manufacturer of steel and steel products with operating facilities and customers primarily located in North America. Additionally, Nucor is North America’s largest recycler. Nucor reports its results in two segments, steel mills and steel products.

Principal products from the steel mills segment are hot-rolled steel (angles, rounds, flats, channels, sheet, wide-flange beams, pilings, billets, blooms, beam blanks and plate) and cold-rolled steel. Principal products from the steel products segment are steel joists and joist girders, steel deck, fabricated concrete reinforcing steel, cold finish steel, steel fasteners, metal building systems, light gauge steel framing, steel grating and expanded metal, and wire and wire mesh. Hot-rolled steel is manufactured principally from scrap, utilizing electric arc furnaces, continuous casting and automated rolling mills. Cold-rolled steel, cold finished steel, steel joists and joist girders, fabricated concrete reinforcing steel, grating and expanded metal, cold drawn wire and steel fasteners are manufactured by further processing of hot-rolled steel. Steel deck, light gauge steel framing and wire mesh are manufactured from cold-rolled and cold drawn steel. In 2007, approximately 92% of the steel mills segment production was sold to non-affiliated customers; the remainder was used internally by the steel products segment.

During the last five years, Nucor’s sales have increased over 245% from $4.80 billion in 2002 to $16.59 billion in 2007. Average sales price per ton more than doubled from $357 in 2002 to $723 in 2007. Total tons sold to external customers have increased 71% from 13,442,000 tons in 2002 to 22,940,000 tons in 2007. This growth has been generated through acquisitions, optimizing existing operations and developing traditional greenfield projects using new technologies. For the sixth consecutive year, Nucor achieved record sales in 2007 due to historically high selling prices and shipments. Although net earnings decreased from 2006’s record high, 2007 is the second-best earnings year in Nucor’s history.

In recent years, we have strengthened Nucor’s position as North America’s most diversified steel producer. With this product line diversity, Nucor’s short-term performance is not tied to any one market. This diversity has been a significant factor in Nucor’s ability to maintain profitability every year and every quarter since 1966.

COMPARISON OF 2007 TO 2006

NET SALES

Net sales for 2007 increased 12% to $16.59 billion, compared with $14.75 billion in 2006. The average sales price per ton increased 8% from $667 in 2006 to $723 in 2007, while total shipments to outside customers increased 4%. In the steel mills segment, net sales to external customers increased 2% from $13.03 billion in 2006 to $13.31 billion in 2007. The increase in sales was due to higher average selling prices, which was slightly offset by lower volume. Net sales to external customers in the steel products segment increased 77% from $1.73 billion in 2006 to $3.05 billion in 2007. Approximately 90% of this increase was due to acquisitions made in 2007. Approximately two-thirds of the remaining increase is due to higher average selling prices, with the remaining increase due to increased volume.

Total steel shipments, including those to the steel products segment, remained flat at 22,347,000 tons in 2007, compared with 22,346,000 tons in the previous year. Steel sales to outside customers decreased 2% to 20,235,000 tons in 2007, compared with 20,649,000 tons in 2006. In the steel products segment, steel joist production for 2007 decreased to 542,000 tons, compared with 570,000 tons in the previous year. Steel deck sales increased to a record 478,000 tons in 2007, compared with 398,000 tons in 2006. Cold finish steel sales were a record 449,000 tons in 2007, compared with 327,000 tons in the previous year. With the acquisition of Harris Steel near the end of the first quarter of 2007, sales of fabricated concrete reinforcing steel were 583,000 tons in 2007 (none in 2006).

COST OF PRODUCTS SOLD

The major component of cost of products sold is raw material costs. The average volume of raw materials used increased approximately 3% from 2006 to 2007. While the volume of raw materials used remained flat in the steel mills segment, the volume used in the steel products segment almost doubled due to the magnitude of the acquisitions made during the year. The average price of raw materials increased 13% in the steel mills segment and increased 9% in the steel products segment from 2006 to 2007. The average scrap and scrap substitute cost per ton used in our steel mills segment increased 13% from $246 in 2006 to $278 in 2007.

Nucor incurred a charge to value inventories using the last-in, first-out (“LIFO”) method of accounting of $194.3 million in 2007, compared with a charge of $5.4 million in 2006.

Another significant component of cost of products sold for the steel mills segment is energy costs, since steel mills are large consumers of electricity and natural gas. Total energy costs per ton remained flat from 2006 to 2007 as decreases in natural gas prices offset increases in electricity prices. Due to the efficiency of Nucor’s steel mills, energy costs remained less than 10% of the sales dollar in 2007 and 2006. We expect that our total energy costs will remain high in 2008. Nucor is hedging a portion of its exposure to the variability of future cash flows for forecasted natural gas purchases over various time periods not exceeding three years. In 2007, the settlement of these hedging transactions increased cost of products sold by approximately $18.0 million (increased cost of products sold by $6.8 million in 2006). In addition to these hedges, Nucor has entered into natural gas purchase contracts that commit Nucor to purchase $777.3 million of natural gas through 2028. These natural gas purchase contracts primarily supply our DRI facility in Trinidad.

Environmental costs also affect cost of products sold, primarily in the steel mills segment. Nucor revises estimates for environmental reserves as additional information becomes available and projects are completed. In 2007 Nucor made approximately $4.5 million in cash payments for remedial efforts and increased reserves by approximately $1.2 million ($3.9 million in cash payments and a $2.9 million increase to reserves in 2006).

Amortization expense recorded in cost of products sold increased from $1.3 million in 2006 to $24.4 million in 2007. The increase is due to the acquisitions that occurred in 2007, which resulted in approximately $489.3 million of amortizable intangible assets.

GROSS MARGIN

Gross margins decreased from 24% in 2006 to 19% in 2007. In addition to the events and trends discussed above, gross margins are affected by pre-operating and start-up costs. Nucor defines pre-operating and start-up costs, all of which are expensed, as the losses attributable to facilities or major projects that are either under construction or in the early stages of operation. Once these facilities or projects have attained a utilization rate that is consistent with our similar operating facilities, they are no longer considered to be in start-up. Pre-operating and start-up costs of new facilities increased to $56.1 million in 2007, compared with $49.1 million in 2006. In 2007, these costs primarily related to the Hlsmelt project in Australia, the construction of our SBQ mill in Memphis, Tennessee, and the start-up of our Nucor Building Systems plant in Brigham City, Utah. In 2006, these costs primarily related to the refurbishment and start-up of our DRI facility in Trinidad and to the Hlsmelt project.

MARKETING, ADMINISTRATIVE AND OTHER EXPENSES

The major components of marketing, administrative and other expenses are freight and profit sharing costs. Unit freight costs increased 3% from 2006 to 2007 primarily due to higher fuel costs. Profit sharing costs, which are based upon and fluctuate with pre-tax earnings, decreased approximately 22% from 2006 to 2007. In 2007, profit sharing costs included $229.9 million for contributions to a Profit Sharing and Retirement Savings Plan for qualified employees, compared with $272.6 million in 2006. In 2006, all employees except for senior officers received a special cash bonus of $2,000 in addition to their regular profit-sharing payments. This extraordinary bonus was paid to employees for the achievement of record earnings during the year, resulting in additional profit sharing costs of approximately $23.8 million in 2006. No such extraordinary bonus was paid in 2007. Profit sharing costs also fluctuate based on Nucor’s achievement of certain financial performance goals, including comparisons of Nucor’s financial performance to peers in the steel industry and to other high-performing companies. Stock-based compensation included in marketing, administrative and other expenses remained flat at $17.3 million in 2007 compared with $17.1 million in 2006. Since stock-based compensation is impacted by changes in Nucor’s stock price and net earnings, the 16% decrease in Nucor’s net earnings was offset by the 8% increase in the stock price.

INTEREST EXPENSE (IN COME)

Net interest expense (income) is detailed below:

	(in thousands)
Year Ended December 31,	2007	2006
Interest expense	$51,106	$40,351
Interest income	(45,637)	(77,716)

Interest expense (income), net	$5,469	$(37,365)

Gross interest expense increased approximately 27% primarily due to increased average debt outstanding, accompanied by increased average interest rates. During the fourth quarter of 2007, Nucor issued $1.3 billion in notes at rates slightly higher than the majority of the existing debt. Gross interest income decreased approximately 41% primarily due to a decrease in average investments, partially offset by an increase in the average interest rate earned on investments. Average investments decreased 50% due to the cash payments of $1.54 billion for acquisitions and $754.0 million for repurchases of common stock during the year.

MINORITY INTERESTS

Minority interests represent the income attributable to the minority partners of Nucor’s joint ventures: Nucor-Yamato Steel Company (“NYS”), Novosteel S.A. and Barker Steel Company. Income attributable to minority interests increased approximately 34% from $219.1 million in 2006 to $293.5 million in 2007. Cash distributions to minority interests increased from $174.7 million in 2006 to $263.1 million in 2007. Under the NYS limited partnership agreement, the minimum amount of cash to be distributed each year to the partners is the amount needed by each partner to pay applicable U.S. federal and state income taxes. In some years the amount of cash distributed to minority interests exceeds amounts allocated to minority interests based on mutual agreement of the general partners; however, the cumulative amount of cash distributed to partners is less than the cumulative net earnings of the partnership.

PROVISION FOR INCOME TAXES

Nucor had an effective tax rate of 34.68% in 2007 compared with 34.75% in 2006. In 2007, Nucor recorded refundable state income tax credits of $10.7 million ($12.6 million in 2006).

NET EARNINGS AND RETURN ON EQUITY

Net earnings and earnings per share for 2007 decreased 16% and 13%, respectively, to $1.47 billion and $4.94 per diluted share, compared with a record $1.76 billion and $5.68 per diluted share in 2006. Net earnings as a percentage of net sales were 8.9% in 2007 compared with 11.9% in 2006. The 13% decrease in earnings per share also reflects the effect of repurchasing approximately 14.1 million shares of outstanding common stock during 2007. Return on average stockholders’ equity was 29.5% and 38.3% in 2007 and 2006, respectively.

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

Nucor established annual tonnage records in the steel mills segment for total steel shipments and steel shipments to outside customers in 2006. Total steel shipments, including those to the steel products segment, increased 8% to 22,346,000 tons in 2006, compared with 20,669,000 tons in the previous year. Steel sales to outside customers increased 9% to 20,649,000 tons in 2006, compared with 19,020,000 tons in 2005. In the steel products segment, production and shipment volumes increased over 2005 across most major product lines. Steel joist production for 2006 increased to 570,000 tons, compared with 554,000 tons in the previous year. Steel deck sales increased to a record 398,000 tons in 2006, compared with 380,000 tons in 2005. Cold finish steel sales were 327,000 tons in 2006, compared with 342,000 tons in the previous year.

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

Nucor incurred a charge to value inventories using the last-in, first-out method of accounting of $5.4 million in 2006, compared with a credit of $151.6 million in 2005 when the costs of scrap and scrap substitutes were decreasing.

Total energy costs decreased approximately $1 per ton from 2005 to 2006 as natural gas prices decreased approximately 10% and electricity prices increased approximately 2%. Energy costs remained less than 10% of the sales dollar in 2006 and 2005. In 2006, the settlement of natural gas hedging transactions increased cost of products sold by approximately $6.8 million (reduced cost of products sold by $12.4 million in 2005).

In 2006 Nucor made approximately $3.9 million in cash payments for environmental remedial efforts and increased reserves by approximately $2.9 million ($12.2 million in cash payments and a $9.4 million decrease to reserves in 2005).

GROSS MARGIN

Gross margins increased from 20% in 2005 to 24% in 2006. In addition to the events and trends discussed above, gross margins are affected by pre-operating and start-up costs. Pre-operating and start-up costs of new facilities increased to $49.1 million in 2006, compared with $14.4 million in 2005. In 2006, these costs primarily related to the refurbishment and start-up of our DRI facility in Trinidad, and to the Hlsmelt project in Australia. In 2005, these costs primarily related to the relocation of the DRI plant and its refurbishment, and to the Hlsmelt project.

MARKETING, ADMINISTRATIVE AND OTHER EXPENSES

Unit freight costs increased 8% from 2005 to 2006 primarily due to higher fuel costs. Profit sharing costs, which are based upon and fluctuate with pre-tax earnings, increased approximately 30% from 2005 to 2006. In 2006, profit sharing costs included $272.6 million for contributions to a Profit Sharing and Retirement Savings Plan for qualified employees, compared with $206.0 million in 2005. Profit sharing costs in 2006 and 2005 included an additional $23.8 million and $22.6 million, respectively, in extraordinary bonuses paid to employees for the achievement of record earnings during the year. Stock-based compensation expense in marketing, administrative and other expenses increased from $6.7 million in 2005 to $17.1 million in 2006. Since stock based compensation is impacted by changes in Nucor’s stock price, this increase was primarily due to the 64% increase in Nucor’s stock price from 2005 to 2006, compared with an increase of 27% from 2004 to 2005. The additional stock-based compensation expense incurred in 2006 was also due to the granting of restricted stock units to key employees, officers and non-employee directors for the first time in 2006 and the expensing of stock options for the first time in 2006 due to the adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment.”

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

MINORITY INTERESTS

Income attributable to minority interests almost doubled from $110.7 million in 2005 to $219.1 million in 2006. Cash distributions to minority interests increased from $89.9 million in 2005 to $174.7 million in 2006.

OTHER INCOME

In 2005, Nucor received $9.2 million in settlement of claims against third parties related to environmental matters (none in 2006).

PROVISION FOR INCOME TAXES

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

NET EARNINGS AND RETURN ON EQUITY

Net earnings and earnings per share for 2006 increased 33% and 37%, respectively, to a record $1.76 billion and $5.68 per diluted share, compared with $1.32 billion and $4.15 per diluted share in 2005. Net earnings as a percentage of net sales were 11.9% in 2006 compared with 10.4% in 2005. The 37% increase in earnings per share also reflects the effect of repurchasing approximately 11.7 million shares of outstanding common stock during 2006. Return on average stockholders’ equity was 38.3% and 33.8% in 2006 and 2005, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities provide us with a significant source of liquidity. When needed, we also have external short-term financing sources available including the issuance of commercial paper and borrowings under our bank credit facilities. We also issue long-term debt from time to time. We have earned long-term debt ratings of A+ by Standard and Poor’s and A1 by Moody’s Investors Services, the highest ratings of any metals and mining company in North America. We believe our strong financial position and our industry-high credit rating provide us with the ability to obtain additional capital on a cost-effective basis.

We anticipate that cash flows from operations and our existing borrowing capacity will be sufficient to fund expected normal operating costs, working capital, dividends and capital expenditures for our existing facilities. Any future significant acquisitions could require additional financing from external sources.

During 2007, cash and cash equivalents increased 77% to $1.39 billion, short-term investments decreased 87% to $182.5 million, and working capital increased 7% to $3.49 billion. Short-term investments consist solely of variable rate demand notes (“VRDNs”), which are variable rate bonds tied to short-term interest rates, but with stated maturities in excess of 90 days. All VRDNs in which Nucor invests are secured by direct-pay letters of credit issued by high-credit quality financial institutions. This credit enhancement provides a high degree of security and liquidity to the VRDNs. Nucor is able to receive a cash payment in the amount of its principal invested and interest accrued on the VRDNs no later than seven days after notifying the financial institution that it has elected to tender the VRDNs.

	(in thousands)
December 31,	2007	2006
Cash and cash equivalents	$1,393,943	$785,651
Short-term investments	182,450	1,410,633
Working capital	3,491,213	3,261,148
Current ratio	3.2	3.3

The current ratio decreased to 3.2 at December 31, 2007 compared with 3.3 at December 31, 2006. Approximately $225.3 million and $199.6 million of the cash and cash equivalents position at December 31, 2007 and December 31, 2006, respectively, was held by our 51%-owned joint venture, Nucor-Yamato Steel Company. We have a simple capital structure with no off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities. Nucor uses derivative financial instruments from time-to-time primarily to manage the exposure to price risk related to natural gas purchases used in the production process, to manage exposure to changes in interest rates on outstanding debt instruments and to manage foreign currency risk.

OPERATING ACTIVITIES

Nucor generated cash provided by operating activities of $1.94 billion in 2007 compared with a record $2.25 billion in 2006, a decrease of 14%. This decrease was primarily the result of the 16% decrease in net earnings. In addition, changes in operating assets and liabilities (exclusive of acquisitions) used cash of $202.5 million in 2007 compared with $83.8 million cash used in 2006. Accounts receivable increased in 2007 due to increased sales volumes and increased average prices. Salaries, wages and related accruals decreased due to the reduction in profit sharing.

INVESTING ACTIVITIES

Our business is capital intensive; therefore, cash used in investing activities represents capital expenditures for new facilities, the expansion and upgrading of existing facilities, and the acquisition of other companies. Additionally, the cash used in investing activities includes investments in joint ventures and purchases of and proceeds from the sale of investments. Cash used in investing activities decreased to $856.1 million in 2007 compared with $1.15 billion in 2006. Nucor invested $520.4 million in new facilities (exclusive of acquisitions) and expansion or upgrading of existing facilities in 2007 compared with $338.4 million in 2006, an increase of 54%.

Existing cash and cash equivalents and short-term investments of approximately $1.54 billion funded the acquisitions of Harris Steel, Magnatrax Corporation and several other companies in 2007. In 2006, Nucor acquired the assets of Connecticut Steel and Verco for $223.9 million.

In the first quarter of 2007, Nucor sold its interest in Ferro Gusa Carajás S. A., a pig iron joint venture in northern Brazil, to its partner, Companhia Vale do Rio Doce (“CVRD”). Nucor has entered into an off-take agreement with CVRD for the production of this facility.

FINANCING ACTIVITIES

Cash used in financing activities decreased to $470.9 million in 2007 compared with $1.30 billion in 2006. In November 2007, Nucor issued $300 million in 5.00% notes due in 2012, $600 million of 5.75% notes due in 2017 and $400 million of 6.40% notes due in 2037.

Also in 2007, Nucor increased its base dividend and paid a quarterly supplemental dividend, resulting in dividend payments increasing from $577.8 million in 2006 to $726.1 million in 2007.

During 2007, Nucor repurchased approximately 14.1 million shares of Nucor’s common stock at a cost of approximately $754.0 million under the stock repurchase program. In September 2007, the board of directors approved the repurchase of up to an additional 30 million shares of common stock, all of which remain available for repurchase.

The percentage of long-term debt to total capital (long-term debt plus minority interests plus stockholders’ equity) was 29% and 15% at year-end 2007 and 2006, respectively.

In 2007, Nucor amended its five-year unsecured revolving credit facility which now matures in November 2012 and provides for up to $1.0 billion in revolving loans. Up to the equivalent of $850.0 million of the credit facility will be available for foreign currency loans, and up to $500.0 million is available for the issuance of letters of credit. The credit facility may be increased by up to $300.0 million at the election of the Company in accordance with the terms set forth in the credit agreement. No borrowings were outstanding under the credit facility as of December 31, 2007.

MARKET RISK

All of Nucor’s industrial revenue bonds have variable interest rates that are adjusted weekly or annually. These industrial revenue bonds represent 19% of Nucor’s long-term debt outstanding at December 31, 2007. The remaining 81% of Nucor’s long-term debt is at fixed rates. Future changes in interest rates are not expected to significantly impact earnings. From time to time, Nucor makes use of interest rate swaps to manage interest rate risk. As of December 31, 2007, there were no such contracts outstanding. Nucor’s practice is to invest in securities that are highly liquid with short maturities. As a result, we do not expect changes in interest rates to have a significant impact on the value of our investment securities.

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

Prior to the acquisition of Harris Steel, Nucor was principally a domestic manufacturer of steel and steel products with customers located primarily in the U.S. Nucor was exposed to currency fluctuations, however, due to its joint ventures in Brazil and Australia and the direct reduced iron facility in Trinidad. When the Company entered into the agreement to acquire Harris Steel in January 2007, Nucor became exposed to Canadian currency fluctuations and hedged a portion of the exposure associated with the closing of the transaction in March 2007. The Company continues to be exposed to foreign currency risk through its operations in Canada, Trinidad and Australia.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following table sets forth our contractual obligations and other commercial commitments as of December 31, 2007 for the periods presented.

				(in thousands)
	Payments Due By Period
Contractual Obligations	Total	2008	2009 - 2010	2011 - 2012	2013 and thereafter
Long-term debt	$2,250,300	$—	$180,400	$650,000	$1,419,900
Estimated interest on long-term debt(1)	1,639,387	118,016	214,762	209,134	1,097,475
Operating leases	40,532	9,134	11,718	5,480	14,200
Raw material purchase commitments(2)	2,940,978	893,047	870,011	681,676	496,244
Utility purchase commitments(2)	1,170,304	270,551	219,669	101,732	578,352
Other unconditional purchase obligations(3)	366,603	366,447	153	3	—
Other long-term obligations(4)	249,983	104,410	44,301	6,504	94,768

Total contractual obligations	$8,658,087	$1,761,605	$1,541,014	$1,654,529	$3,700,939

(1)	Interest is estimated using applicable rates at December 31, 2007 for Nucor’s outstanding fixed and variable rate debt.
(2)

Nucor enters into contracts for the purchase of scrap and scrap substitutes, iron ore, electricity, natural gas and other raw materials and related services. These contracts include multi-year commitments and minimum annual purchase requirements and are valued at prices in effect on December 31, 2007 or according to the contract language. These contracts are part of normal operations and are reflected in historical operating cash flow trends. We do not believe such commitments will adversely affect our liquidity position.

(3)	Purchase obligations include commitments for capital expenditures on operating machinery and equipment.
(4)	Other long-term obligations include amounts associated with Nucor’s early retiree medical benefits and management compensation.

Note:	In addition to the amounts shown in the table above, $102.2 million of unrecognized tax benefits have been recorded as liabilities in accordance with FIN 48, and we are uncertain as to if or when such amounts may be settled. Related to these unrecognized tax benefits, we have also recorded a liability for potential penalties and interest of $30 million at December 31, 2007.

DIVIDENDS

Nucor has increased its base cash dividend every year since it began paying dividends in 1973. In 2007, in addition to increasing the base dividend, the board of directors approved a supplemental dividend based on Nucor’s strong performance. Nucor paid dividends of $2.43 per share in 2007 compared with $1.88 per share in 2006. In February 2008, the board of directors approved a 7% increase in Nucor’s quarterly base dividend to $0.32 per share and announced a supplemental dividend of $0.20 per share, for a total quarterly dividend of $0.52 per share. The payment of any future supplemental dividends will depend upon many factors, including Nucor’s earnings, cash flows and financial position. Nucor’s dividends paid to stockholders have increased more than eleven-fold since 2003: $62 million paid in 2003, $70 million paid in 2004, $210 million paid in 2005, $578 million paid in 2006 and $726 million paid in 2007.

OUTLOOK

Our objective is to maintain a strong balance sheet while pursuing profitable growth. We expect to obtain additional capacity through optimizing existing operations, pursuing strategic acquisitions, continuing greenfield construction utilizing advantageous new technologies and growing globally with an emphasis on opportunities that leverage technologies and strategic partnerships.

Capital expenditures are currently projected to be approximately $800 million in 2008, an increase of more than 50% over our capital expenditures in 2007. Nucor continues to invest capital in our core operations to keep them state-of-the-art and globally competitive.

In the steel mills segment, total steel production is anticipated to increase over the next several years from the 22,089,000 tons produced in 2007. Our current estimated annual capacity is approximately 25,400,000 tons, and additional capacity may be obtained through upgrading existing facilities, completion of greenfield projects and through acquisitions. More than $300 million of the 2008 capital spending is allocated to our greenfield projects, including significant projects in the steel mills segment such as the SBQ steel mill in Memphis, Tennessee; the Castrip facility in Blytheville, Arkansas; and the sheet steel galvanizing facility at our mill in Decatur, Alabama. In January 2008, Nucor announced signing a Memorandum of Understanding with the Duferco group to establish a 50/50 joint venture for the production of steel beams and other long products in Italy, with distribution in Europe and North Africa. We are working toward establishing this joint venture in the first half of 2008.

We also expect our acquisition of SHV North America Corporation, which owns 100% of The David J. Joseph Company and certain related affiliates, to close in the first quarter of 2008. Since scrap is our largest single cost, this strategic investment provides an ideal growth platform for Nucor to expand its direct ownership in the steel scrap supply chain and further its raw materials strategy.

Nucor has a 25% interest in a joint venture that has constructed a commercial Hlsmelt plant in Kwinana, Western Australia. The Hlsmelt process converts iron ore fines and coal fines to liquid metal, eliminating the need for a blast furnace, sinter/pellet plants and coke ovens. Although this investment continues to make encouraging progress, the Hlsmelt process has not yet achieved commercial success.

Our growth strategy has also expanded our participation in attractive downstream steel products businesses. Our value-added steel products provide a valuable base load of volume for our steel mills and are less vulnerable to competition from imports. We anticipate that as non-residential construction markets slow in 2008 due to a weakening economy, our vertical integration and financial strength, combined with the Nucor “can-do” attitude, will allow us to continue our history of exiting weak economic cycles with a very strong competitive position.

With the 2005 purchase of our Wisconsin cold finish bar plant, Nucor became the largest U.S. producer of cold finish bars. Our acquisition of Verco has enhanced our market leadership in the steel decking market. The Magnatrax, LMP Steel & Wire and Nelson acquisitions in 2007 further diversified Nucor’s product offerings and increased Nucor’s market presence in the non-residential building, cold finish, wire and wire mesh industries. The addition of our fourth Nucor Building Systems plant in Brigham City, Utah, gives us a national presence as we execute our strategy to grow profitable market share in this industry.

Harris Steel completed four acquisitions and one joint venture during the first nine months following Nucor’s acquisition of the company, increasing our rebar fabrication capacity by more than 35% over their original capacity. Harris Steel will continue to serve as an avenue for our growth in the rebar fabrication market and to strengthen our leadership position in the cold finish bar market.

We are beginning 2008 with a reasonably strong non-residential construction backlog, but see signs of a slowing economy in our quotation and new order rates. However, we expect infrastructure construction spending to remain strong and Nucor to continue benefiting from product line diversification. We have recently announced price increases for many of our products. Inventory levels at service centers and OEM’s are currently at much lower levels than recent years due to a decreased rate of imports in the second half of 2007. We expect these lower inventory levels and lower imports to reduce the impact of a slowing economy in 2008.

We recognize that uncertainty in external factors such as the rate of increase in raw materials costs, the slowing growth rate of the economy, the level of imports and consolidation in the industry will have a significant impact on our results. In 2008, we will continue working toward our goal of controlling approximately six to seven million tons of our supply of high-quality scrap substitutes. Our raw materials strategy is driven by Nucor’s ongoing expansion of our steel product portfolio into higher quality grades. We will continue expanding our ownership of the scrap supply-chain using the DJJ acquisition as a growth platform. We will continue our defense of fair trade and to point out examples of unfair trade policies and practices until these abuses are remedied. We will continue to pursue strategic acquisitions that expand our platform for generating earnings and attractive returns on our stockholders’ capital. While we cannot control these outside forces, Nucor will continue to be at the forefront of anticipating and addressing the issues that this uncertainty in external factors raises for us and other steel producers.

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

REVENUE RECOGNITION

We recognize revenue when products are shipped, which represents when title and risk of loss have passed to the customer, and when collection is reasonably assured.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

INVENTORIES

Inventories are stated at the lower of cost or market. The cost of some inventories is measured on the last in, first out method of accounting. The LIFO method allocates the most recent costs to cost of products sold, thereby recognizing into operating results fluctuations in raw material, energy and other capitalizable costs more quickly than other methods. The cost of other inventories is determined on the first-in, first-out (“FIFO”) method.

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

GOODWILL AND OTHER IN TANGIBLES

Goodwill is the excess of cost over the fair value of net assets of businesses acquired. Goodwill is not amortized but is evaluated annually for impairment or if circumstances indicate a possible impairment may exist. Intangible assets that do not have indefinite lives are amortized over their useful lives and are tested for impairment if certain circumstances indicate an impairment may exist. When it is determined that an impairment exists, the intangible assets are written down to estimated fair value.

ENVIRONMENTAL REMEDIATION

We are subject to environmental laws and regulations established by federal, state and local authorities, and make provision for the estimated costs related to compliance. Undiscounted remediation liabilities are accrued based on estimates of known environmental exposures. The accruals are reviewed periodically and, as investigations and remediation proceed, adjustments are made as we believe necessary. The accruals are not reduced by possible recoveries from insurance carriers or other third parties. Our measurement of environmental liabilities is based on currently available facts, present laws and regulations, and current technology.

INCOME TAXES

We utilize the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes,” (“SFAS 109”). Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109.” FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with SFAS 109. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. We adopted FIN 48 effective January 1, 2007, and the provisions of FIN 48 have been applied to all income tax positions commencing from that date. We recognize potential accrued interest and penalties related to unrecognized tax benefits within operations as a component of income before taxes, which is consistent with the recognition of these items in prior reporting periods. The cumulative effect of applying the provisions of FIN 48 has been reported as an adjustment to retained earnings as of January 1, 2007.

Prior to 2007, we determined our tax contingencies in accordance with SFAS No. 5, “Accounting for Contingencies.” We recorded estimated tax liabilities to the extent the contingencies were probable and could be reasonably estimated.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures. SFAS 157 will be effective for Nucor in 2008 for all financial assets and liabilities and effective for non-financial assets and liabilities in 2009. Management does not expect the initial adoption of this statement in 2008 to have a material impact on our consolidated financial statements. Management has not yet determined the impact on our consolidated financial statements from the adoption of SFAS 157 as it pertains to non-financial assets and liabilities.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), under which companies may elect to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for Nucor in 2008. This standard is not expected to have a material impact on Nucor’s consolidated financial position and results of operations.

In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), and Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51” (“SFAS 160”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 160 outlines the accounting and reporting for ownership interest in a subsidiary held by parties other than the parent. SFAS 141R and SFAS 160 are effective for Nucor in 2009. Management is currently evaluating the impact of these statements.

36	FIVE-YEAR FINANCIAL REVIEW

	(dollar amounts in thousands, except per share data)
	2007	2006	2005	2004	2003
FOR THE YEAR
Net sales	$16,592,976	$14,751,270	$12,700,999	$11,376,828	$6,265,823
Costs, expenses and other:
Cost of products sold	13,462,927	11,284,606	10,108,805	9,174,611	5,993,492
Marketing, administrative and other expenses	577,764	592,473	459,460	374,730	165,369
Interest expense (income), net	5,469	(37,365)	4,201	22,352	24,627
Minority interests	293,501	219,121	110,650	80,840	23,904
Other income	—	—	(9,200)	(1,596)	(11,547)

	14,339,661	12,058,835	10,673,916	9,650,937	6,195,845
Earnings before income taxes	2,253,315	2,692,435	2,027,083	1,725,891	69,978
Provision for income taxes	781,368	935,653	709,834	607,906	5,181

Net earnings	1,471,947	1,756,782	1,317,249	1,117,985	64,797
Net earnings per share:
Basic	4.98	5.73	4.19	3.53	0.21
Diluted	4.94	5.68	4.15	3.50	0.21
Dividends declared per share	2.44	2.15	0.93	0.24	0.20
Percentage of net earnings to net sales	8.9%	11.9%	10.4%	9.8%	1.0%
Return on average equity	29.5%	38.3%	33.8%	38.2%	2.7%
Capital expenditures	520,353	338,404	331,466	285,925	215,408
Depreciation	403,172	363,936	375,054	383,305	364,112
Acquisitions (net of cash acquired)	1,542,666	223,920	154,864	169,646	34,941
Sales per employee	1,085	1,273	1,159	1,107	637
AT YEAR END
Current assets	$5,073,249	$4,683,065	$4,081,611	$3,182,132	$1,639,784
Current liabilities	1,582,036	1,421,917	1,228,618	1,042,776	615,067

Working capital	3,491,213	3,261,148	2,852,993	2,139,356	1,024,717
Cash provided by operating activities	1,935,306	2,251,233	2,136,615	1,024,756	493,801
Current ratio	3.2	3.3	3.3	3.1	2.7
Property, plant and equipment, net	3,232,998	2,856,415	2,855,717	2,818,307	2,817,135
Total assets	9,826,122	7,893,018	7,148,845	6,140,391	4,511,577
Long-term debt	2,250,300	922,300	923,550	923,550	903,550
Percentage of debt to capital	29.4%	15.3%	17.0%	20.2%	26.1%
Stockholders’ equity	5,112,917	4,857,351	4,312,049	3,481,281	2,370,873
Per share	17.75	16.14	13.90	10.91	7.54
Shares outstanding	287,993	300,949	310,220	319,024	314,361
Employees	18,000	11,900	11,300	10,600	9,900

MANAGEMENT’S REPORT	37

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

Management assessed the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on its assessment, management concluded that Nucor’s internal control over financial reporting was effective as of December 31, 2007. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2007 as stated in their report which is included herein.

38	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Nucor Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Nucor Corporation and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 2 and 19 to the consolidated financial statements, Nucor Corporation changed the manner in which it accounts for uncertain tax positions in fiscal 2007.

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

PricewaterhouseCoopers LLP
Charlotte, North Carolina
February 27, 2008

CONSOLIDATED BALANCE SHEETS	39

CONSOLIDATED BALANCE SHEETS	(in thousands)

December 31,	2007	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,393,943	$785,651
Short-term investments (Note 4)	182,450	1,410,633
Accounts receivable, net (Note 5)	1,611,844	1,067,322
Inventories (Note 6)	1,601,600	1,141,194
Other current assets (Note 19)	283,412	278,265

Total current assets	5,073,249	4,683,065
PROPERTY, PLANT AND EQUIPMENT, NET (Note 7)	3,232,998	2,856,415
GOODWILL (Note 8)	847,887	143,265
OTHER INTANGIBLE ASSETS, NET (Note 8)	469,936	5,015
OTHER ASSETS (Notes 1 and 13)	202,052	205,258

TOTAL ASSETS	$9,826,122	$7,893,018

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term debt (Note 10)	$22,868	$—
Accounts payable (Note 9)	691,668	516,640
Salaries, wages and related accruals (Notes 15 and 16)	436,352	455,051
Accrued expenses and other current liabilities (Notes 9, 13 and 14)	431,148	450,226

Total current liabilities	1,582,036	1,421,917

LONG-TERM DEBT DUE AFTER ONE YEAR (Note 10)	2,250,300	922,300

DEFERRED CREDITS AND OTHER LIABILITIES (Notes 14, 15, 16 and 19)	593,423	448,084

MINORITY INTERESTS	287,446	243,366

COMMITMENTS AND CONTINGENCIES (Notes 6 and 14)
STOCKHOLDERS’ EQUITY (Notes 11, 12 and 15):
Common stock	149,302	149,006
Additional paid-in capital	256,406	195,543
Retained earnings	6,621,646	5,840,067
Accumulated other comprehensive income, net of income taxes (Notes 2 and 13)	163,362	4,470

	7,190,716	6,189,086
Treasury stock	(2,077,799)	(1,331,735)

Total stockholders’ equity	5,112,917	4,857,351

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$9,826,122	$7,893,018

See notes to consolidated financial statements.

40	CONSOLIDATED STATEMENTS OF EARNINGS

CONSOLIDATED STATEMENTS OF EARNINGS	(in thousands, except per share data)
Year Ended December 31,	2007	2006	2005
NET SALES	$16,592,976	$14,751,270	$12,700,999

COSTS, EXPENSES AND OTHER:
Cost of products sold	13,462,927	11,284,606	10,108,805
Marketing, administrative and other expenses	577,764	592,473	459,460
Interest expense (income), net (Note 17)	5,469	(37,365)	4,201
Minority interests	293,501	219,121	110,650
Other income (Note 18)	—	—	(9,200)

	14,339,661	12,058,835	10,673,916

EARNINGS BEFORE INCOME TAXES	2,253,315	2,692,435	2,027,083
PROVISION FOR INCOME TAXES (Note 19)	781,368	935,653	709,834

NET EARNINGS	$1,471,947	$1,756,782	$1,317,249

NET EARNINGS PER SHARE (Note 20):
Basic	$4.98	$5.73	$4.19

Diluted	$4.94	$5.68	$4.15

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY	41

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY						(in thousands, except per share data)
	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	UNEARNED COMPENSATION	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK (at cost)		TOTAL STOCKHOLDERS’ EQUITY
	Shares	Amount					Shares	Amount
BALANCES, December 31, 2004	184,383	$73,753	$147,206	$3,713,851	$(392)	$(1,177)	24,871	$(451,960)	$3,481,281
Comprehensive income:
Net earnings in 2005				1,317,249					1,317,249
Net unrealized gain on hedging derivatives, net of income taxes						55,842			55,842
Reclassification adjustment for gain on settlement of hedging derivatives included in net income, net of income taxes						(8,065)			(8,065)

Total comprehensive income									1,365,026
Stock options exercised	916	367	26,709						27,076
Issuance of stock under award plans, net of forfeitures			17,935		(5,095)		(249)	4,598	17,438
Amortization of unearned compensation					2,200				2,200
Treasury stock acquired							5,567	(291,244)	(291,244)
Cash dividends ($0.93 per share)				(289,728)					(289,728)
BALANCES, December 31, 2005	185,299	74,120	191,850	4,741,372	(3,287)	46,600	30,189	(738,606)	4,312,049
Comprehensive income:
Net earnings in 2006				1,756,782					1,756,782
Net unrealized loss on hedging derivatives, net of income taxes						(57,900)			(57,900)
Reclassification adjustment for loss on settlement of hedging derivatives included in net income, net of income taxes						4,400			4,400
Foreign currency translation gain, net of income taxes						11,370			11,370

Total comprehensive income									1,714,652
Stock options exercised	1,253	500	36,731						37,231
Issuance of stock under award plans, net of forfeitures	15	6	37,442		3,287		(262)	6,317	47,052
Amortization of unearned compensation			3,900						3,900
Treasury stock acquired							11,248	(599,446)	(599,446)
2-for-1 stock split	185,949	74,380	(74,380)				30,392		—
Cash dividends ($2.15 per share)				(658,087)					(658,087)
BALANCES, December 31, 2006	372,516	149,006	195,543	5,840,067	—	4,470	71,567	(1,331,735)	4,857,351
Comprehensive income:
Net earnings in 2007				1,471,947					1,471,947
Net unrealized loss on hedging derivatives, net of income taxes						(819)			(819)
Reclassification adjustment for loss on settlement of hedging derivatives included in net income, net of income taxes						11,719			11,719
Foreign currency translation gain, net of income taxes						142,971			142,971
Adjustment to early-retiree medical, plan, net of income taxes						10,313			10,313
Other						(5,292)			(5,292)

Total comprehensive income									1,630,839
Adjustment to initially apply FIN 48				31,135					31,135
Stock options exercised	609	244	11,759						12,003
Issuance of stock under award plans, net of forfeitures	130	52	43,554				(423)	7,965	51,571
Amortization of unearned compensation			5,550						5,550
Treasury stock acquired							14,118	(754,029)	(754,029)
Cash dividends ($2.44 per share)				(721,503)					(721,503)
BALANCES, December 31, 2007	373,255	$149,302	$256,406	$6,621,646	$—	$163,362	85,262	$(2,077,799)	$5,112,917

See notes to consolidated financial statements.

42	CONSOLIDATED STATEMENTS OF CASH FLOWS

CONSOLIDATED STATEMENTS OF CASH FLOWS		(in thousands)
Year Ended December 31,	2007	2006	2005
OPERATING ACTIVITIES
Net earnings	$1,471,947	$1,756,782	$1,317,249
Adjustments:
Depreciation	403,172	363,936	375,054
Amortization	24,384	1,333	1,072
Stock-based compensation	44,001	40,106	16,791
Deferred income taxes	(81,206)	(39,394)	(25,629)
Minority interests	293,498	219,107	110,639
Settlement of natural gas hedges	(18,019)	(6,793)	12,365
Changes in assets and liabilities (exclusive of acquisitions):
Accounts receivable	(174,326)	(33,878)	(19,425)
Inventories	(102,490)	(143,971)	337,862
Accounts payable	57,259	(8,517)	17,259
Federal income taxes	13,332	(7,233)	(68,331)
Salaries, wages and related accruals	(42,931)	86,475	39,869
Other	46,685	23,280	21,840

Cash provided by operating activities	1,935,306	2,251,233	2,136,615
INVESTING ACTIVITIES
Capital expenditures	(520,353)	(338,404)	(331,466)
Sale of interest in affiliate	29,500	—	—
Investment in affiliates	(31,435)	(34,324)	(41,903)
Disposition of plant and equipment	2,787	2,177	752
Acquisitions (net of cash acquired)	(1,542,666)	(223,920)	(154,864)
Purchases of investments	(487,395)	(1,082,378)	(919,950)
Proceeds from the sale of investments	1,687,578	529,105	62,590
Proceeds from currency derivative contracts	517,241	—	—
Settlement of currency derivative contracts	(511,394)	—	—

Cash used in investing activities	(856,137)	(1,147,744)	(1,384,841)
FINANCING ACTIVITIES
Net change in short-term debt	(65,871)	—	—
Repayment of long-term debt	—	(1,250)	—
Proceeds from issuance of long-term debt	1,322,445	—	—
Debt issuance costs	(9,200)	—	—
Issuance of common stock	12,003	37,233	40,209
Excess tax benefits from stock-based compensation	13,000	18,000	—
Distributions to minority interests	(263,086)	(174,709)	(89,886)
Cash dividends	(726,139)	(577,816)	(209,752)
Acquisition of treasury stock	(754,029)	(599,446)	(291,244)

Cash used in financing activities	(470,877)	(1,297,988)	(550,673)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	608,292	(194,499)	201,101
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	785,651	980,150	779,049

CASH AND CASH EQUIVALENTS – END OF YEAR	$1,393,943	$785,651	$980,150

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	43

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION:

NATURE OF OPERATIONS Nucor is principally a manufacturer of steel and steel products with operating facilities and customers primarily located in North America.

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

Distributions are made to minority interest partners in Nucor-Yamato Steel Company in accordance with the limited partnership agreement by mutual agreement of the general partners. At a minimum, sufficient cash is distributed so that each partner may pay their U.S. federal and state income taxes.

Other assets include $146.0 million at December 31, 2007 ($201.4 million at December 31, 2006) of equity investments in less than 50%-owned domestic and foreign affiliated companies. The results of these investments are included in marketing, administrative and other expenses and are immaterial for all periods presented. Nucor periodically evaluates its equity investments for potential impairment resulting from declines in value considered to be other than temporary.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

RECLASSIFICATIONS Certain amounts for prior years have been reclassified to conform to the 2007 presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

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

INVENTORIES VALUATION Inventories are stated at the lower of cost or market. Cost of some inventories is determined using the last-in, first-out (LIFO) method of accounting, and cost of the remaining inventories is determined on the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. The costs of planned major maintenance activities are capitalized and amortized over the period until the next scheduled major maintenance activity. All other repairs and maintenance activities are expensed when incurred. Impairments of long-lived assets are recognized whenever changes in circumstances indicate that the carrying amount exceeds the assets’ undiscounted cash flows. When it is determined that an impairment exists, the related assets are written down to estimated fair market value.

GOODWILL AND OTHER INTANGIBLES Goodwill is the excess of cost over the fair value of net assets of businesses acquired. Goodwill is not amortized but is evaluated annually for impairment or if circumstances indicate a possible impairment may exist.

Intangible assets that do not have indefinite lives are amortized over their useful lives and are tested for impairment if certain circumstances indicate an impairment may exist. When it is determined that an impairment exists, the intangible assets are written down to estimated fair value.

DERIVATIVE FINANCIAL INSTRUMENTS Nucor uses derivative financial instruments from time-to-time primarily to partially manage its exposure to price risk related to natural gas purchases used in the production process and to partially manage its exposure to changes in interest rates on outstanding debt instruments. In addition, Nucor utilizes forward foreign exchange contracts to hedge cash flows associated with certain assets and liabilities, firm commitments and anticipated transactions.

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (“SFAS 133”), as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” Nucor recognizes all derivative instruments, such as natural gas forward purchase contracts and interest rate swaps, in the consolidated balance sheets at fair value. Amounts included in accumulated other comprehensive income related to cash flow hedges are reclassified into earnings when the underlying transaction is recognized in net earnings. Changes in fair-value hedges are reported currently in earnings along with changes in the fair value of the hedged items. When cash flow and fair value hedges affect net earnings, they are included on the same line as the underlying transaction (cost of products sold or interest expense). If these instruments do not meet hedge accounting criteria, the change in fair value is recognized immediately in earnings in the same line as the underlying transaction.

REVENUE RECOGNITION Nucor recognizes revenue when products are shipped, which represents when title and risk of loss have passed to the customer, and when collection is reasonably assured.

FREIGHT COSTS Internal fleet and some common carrier costs are included in marketing, administrative and other expenses. These costs included in marketing, administrative and other expenses were $81.5 million in 2007 ($73.7 million in 2006 and $67.1 million in 2005). All other freight costs are included in cost of products sold.

INCOME TAXES Nucor utilizes the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes,” (“SFAS 109”). Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

Nucor’s intention is to permanently reinvest the earnings of certain foreign investments. Accordingly, no provisions have been made for taxes that may be payable upon remittance of such earnings.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109.” FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with SFAS 109. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. We adopted FIN 48 effective January 1, 2007, and the provisions of FIN 48 have been applied to all income tax positions commencing from that date. We recognize potential accrued interest and penalties related to unrecognized tax benefits within operations as a component of income before taxes, which is consistent with the recognition of these items in prior reporting periods. The cumulative effect of applying the provisions of FIN 48 has been reported as an adjustment to retained earnings as of January 1, 2007.

Prior to 2007, we determined our tax contingencies in accordance with SFAS No. 5, “Accounting for Contingencies.” We recorded estimated tax liabilities to the extent the contingencies were probable and could be reasonably estimated.

STOCK-BASED COMPENSATION Effective January 1, 2006, Nucor adopted SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”), applying the modified prospective approach. As a result, the Company began to recognize the cost of stock-based compensation as an expense using fair value measurement methods.

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

The following presents pro forma net earnings and per share data as if a fair value based method had been used to account for stock-based compensation in 2005:

(in thousands, except per share data)
Year Ended December 31,	2005
Net earnings – as reported	$1,317,249
Add: Stock-based employee compensation expense included in reported net earnings, net of income taxes	12,717
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of income taxes	(21,305)

Net earnings – pro forma	$1,308,661

Net earnings per share – as reported:
Basic	$4.19
Diluted	4.15
Net earnings per share – pro forma:
Basic	4.16
Diluted	4.13

The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and experience.

COMPREHENSIVE INCOME Nucor reports comprehensive income and the changes in accumulated other comprehensive income (loss) in its consolidated statement of stockholders’ equity. Accumulated other comprehensive income is comprised of the following:

	(in thousands)
December 31,	2007	2006
Foreign currency translation, net of income taxes when applicable	$149,049	$11,370
Early retirement medical plan adjustments, net of income taxes	10,313	—
Fair market value of derivatives, net of income taxes	4,000	(6,900)

	$163,362	$4,470

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

RECENT ACCOUNTING PRONOUNCEMENTS In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures. SFAS 157 will be effective for Nucor in 2008 for all financial assets and liabilities and effective for non-financial assets and liabilities in 2009. Management does not expect the initial adoption of this statement in 2008 to have a material impact on our consolidated financial statements. Management has not yet determined the impact on our consolidated financial statements from the adoption of SFAS 157 as it pertains to non-financial assets and liabilities.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), under which companies may elect to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for Nucor in 2008. This standard is not expected to have a material impact on Nucor’s consolidated financial position and results of operations.

In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), and Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51” (“SFAS 160”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 160 outlines the accounting and reporting for ownership interest in a subsidiary held by parties other than the parent. SFAS 141R and SFAS 160 are effective for Nucor in 2009. Management is currently evaluating the impact of these statements.

3. ACQUISITIONS:

In 2004, Nucor acquired a one-half interest in the rebar fabricator Harris Steel Inc., the remaining one-half interest of which was owned by Harris Steel Group Inc. (“Harris Steel”). In March 2007, a wholly owned subsidiary of Nucor acquired all of the issued and outstanding shares of Harris Steel for a cash purchase price of Cdn$46.25 per Harris Steel share. The purchase price includes approximately $1.06 billion paid in cash and $68.4 million of short-term debt assumed related to the net assets acquired. Nucor also consolidated an additional $18.2 million of short-term debt related to its previous 50% ownership in Harris Steel Inc. As a result of the acquisition, Nucor has consolidated Harris Steel Inc., which was previously accounted for under the equity method. Harris Steel, which now operates as a subsidiary of Nucor, manufactures industrial products principally in the U.S. and Canada. Harris Steel also participates in steel trading on a worldwide basis and distributes reinforcing steel and related products to U.S. customers.

We have obtained independent appraisals for the purpose of allocating the purchase price to the individual assets acquired and liabilities assumed. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed of Harris Steel as of the date of acquisition:

As of the date of acquisition	(in thousands)
Current assets	$460,037
Property, plant and equipment	122,187
Goodwill	478,008
Other intangible assets	305,217
Other assets	565

Total assets acquired	1,366,014

Short-term debt	(68,365)
Other current liabilities	(108,862)
Deferred credits and other liabilities	(125,813)
Minority interests	(3,522)

Total liabilities assumed	(306,562)

Net assets acquired	$1,059,452

The purchase price allocation to the identifiable intangible assets is as follows (in thousands, except years):

		Weighted
Identifiable Intangibles		Average Life
Customer relationships	$271,462	22 years
Trade names	33,755	20 years

	$305,217	22 years

The majority of the goodwill has been allocated to the steel products segment (see Note 8).

The results of Harris Steel have been included in the consolidated financial statements from the date of acquisition. Unaudited pro forma results for Nucor, assuming the acquisition of Harris Steel occurred at the beginning of each period are as follows:

	(in thousands, except per share data)
December 31,	2007	2006
Net sales	$16,769,601	$15,886,239
Net earnings	1,480,597	1,829,463
Net earnings per share:
Basic	$5.01	$5.97

Diluted	$4.97	$5.91

Since Nucor’s acquisition of Harris Steel in March 2007, Harris Steel has continued to grow its rebar fabrication business. In June, Harris Steel purchased the stock of South Pacific Steel Corp. for a cash purchase price of approximately $24.9 million. In addition, in August, Harris Steel acquired Consolidated Rebar, Inc. for a cash purchase price of approximately $23.4 million. Consolidated Rebar, Inc. has two rebar fabrication facilities in Arizona.

In November 2007, Harris Steel formed a new entity that combined Harris Rebar fabrication operations in the northeastern U.S. market with the northeastern facilities of Barker Steel Company, Inc. (“Barker”). Harris Steel contributed two facilities and distributed cash of approximately $61.1 million for a 90% equity interest in the new venture. Barker contributed eight facilities in exchange for a 10% interest and the $61.1 million distribution. The new venture resulted in approximately $6.8 million of goodwill that has been allocated to the steel products segment, as well as approximately $6.7 million of identifiable intangibles, primarily trade names that are being amortized over 20 years.

In August 2007, Nucor purchased substantially all the assets of LMP Steel & Wire Company (“LMP”) for a cash purchase price of approximately $27.2 million. Located in Maryville, Missouri, LMP is a producer of cold finished bar.

Also in August 2007, a wholly owned subsidiary of Nucor acquired Magnatrax Corporation (“Magnatrax”), a leading provider of custom-engineered metal building systems with seven fabricating plants located across the United States. The cash purchase price of $275.2 million includes approximately $164.7 million of goodwill that has been allocated to the steel products segment. The cash purchase price also includes $116.2 million of identifiable intangibles, primarily customer relationships that are being amortized over 22 years.

In October 2007, Nucor acquired substantially all the assets of Nelson Steel, Inc. (“Nelson”) for a cash purchase price of approximately $53.2 million. Located in New Salem, Pennsylvania, Nelson is a producer of wire mesh and related products.

In May 2006, Nucor’s wholly owned subsidiary, Nucor Steel Connecticut, Inc., purchased substantially all of the assets of Connecticut Steel Corporation for a cash purchase price of approximately $43.9 million. This facility produces wire rod, rebar, wire mesh and structural mesh products.

In November 2006, Nucor’s wholly owned subsidiary, Verco Decking, Inc., purchased substantially all of the assets of Verco Manufacturing Company (“Verco”), a producer of steel floor and roof decking in three locations in the western United States. The cash purchase price of approximately $183.5 million includes approximately $110.5 million of goodwill that has been allocated to the steel products segment.

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

Non-cash investing and financing activities included the assumption of $457.7 million of liabilities with the acquisitions in 2007 ($26.1 million in 2006 and $17.8 million in 2005).

4. SHORT-TERM INVESTMENTS:

As of December 31, 2007, short-term investments consisted entirely of variable rate demand notes (“VRDNs”), which are variable rate bonds tied to short-term interest rates with stated original maturities in excess of 90 days. All of the VRDNs in which Nucor invests are secured by a direct-pay letter of credit issued by a high-credit quality financial institution. Nucor can receive the principal invested and interest accrued thereon no later than seven days after notifying the financial institution that Nucor has elected to tender the VRDNs. Since VRDNs trade at par value, no realized or unrealized gains or losses were incurred. Aggregate contractual maturities of the Company’s short-term investments are $182.5 million in 2024 and thereafter.

5. ACCOUNTS RECEIVABLE:

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of our customers to make required payments. Accounts receivable are stated net of the allowance for doubtful accounts of $50.0 million at December 31, 2007 ($38.0 million at December 31, 2006 and $39.2 million at December 31, 2005).

6. INVENTORIES:

Inventories consist of approximately 43% raw materials and supplies and 57% finished and semi-finished products at December 31, 2007 (48% and 52%, respectively, at December 31, 2006). Nucor’s manufacturing process is a continuous, vertically integrated process from which products are sold to customers at various stages throughout the process. Since most steel products can be classified as either finished or semi-finished products, these two categories of inventory are combined.

Inventories valued using the last-in, first-out (LIFO) method of accounting represent approximately 46% of total inventories at December 31, 2007 (63% at December 31, 2006). If the first-in, first-out (FIFO) method of accounting had been used, inventories would have been $581.5 million higher at December 31, 2007 ($387.2 million higher at December 31, 2006).

Nucor has entered into supply agreements for certain raw materials, utilities and other items in the ordinary course of business. These agreements extend into 2035 and total approximately $4.11 billion at December 31, 2007.

7. PROPERTY, PLANT AND EQUIPMENT:

		(in thousands)
December 31,	2007	2006
Land and improvements	$231,583	$170,259
Buildings and improvements	623,961	520,930
Machinery and equipment	5,903,335	5,592,077
Construction in process and equipment deposits	390,790	110,190

	7,149,669	6,393,456
Less accumulated depreciation	3,916,671	3,537,041

	$3,232,998	$2,856,415

The estimated useful lives range from 10 to 20 years for buildings and land improvements and range from 3 to 12 years for machinery and equipment.

8. GOODWILL AND OTHER INTANGIBLE ASSETS:

The change in the net carrying amount of goodwill for the years ended December 31, 2007 and 2006 by segment is as follows :

	(in thousands)
	Steel Mills	Steel Products	All Other	Total
Balance, December 31, 2005	$2,007	$15,013	$—	$17,020
Acquisitions	—	126,245	—	126,245

Balance, December 31, 2006	2,007	141,258	—	143,265
Acquisitions	—	606,637	59,389	666,026
Purchase price adjustments of previous acquisitions	—	(15,699)	—	(15,699)
Translation	—	54,295	—	54,295

Balance, December 31, 2007	$2,007	$786,491	$59,389	$847,887

Goodwill resulting from the acquisition of Harris Steel and Magnatrax accounts for almost all of the increase in goodwill in 2007 and is presented based upon Nucor’s final purchase price allocations for those acquisitions. The majority of goodwill is not tax deductible.

Intangible assets with estimated lives of five to 22 years are amortized on a straight-line or accelerated basis and are comprised of the following:

	(in thousands)
	2007		2006
December 31,	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Customer relationships	$414,514	$20,042	$—	$—
Trademarks and trade names	59,431	1,746
Other	24,102	6,323	8,742	3,727

	$498,047	$28,111	$8,742	$3,727

Intangible asset amortization expense was $24.4 million in 2007 ($1.3 million in 2006 and $1.1 million in 2005). Annual amortization expense is estimated to be $45.3 million in 2008; $42.3 million in 2009; $39.6 million in 2010; $36.3 million in 2011; and $33.0 million in 2012.

9. CURRENT LIABILITIES:

Drafts payable, included in accounts payable in the balance sheet, was $0.3 million at December 31, 2007 ($74.7 million at December 31, 2006). The decrease in drafts payable is the result of the Company converting to the use of checks in 2007.

Dividends payable, included in accrued expenses and other current liabilities in the balance sheet, was $176.5 million at December 31, 2007 ($181.2 million at December 31, 2006).

10. DEBT AND OTHER FINANCING ARRANGEMENTS:

	(in thousands)
December 31,	2007	2006
Industrial revenue bonds:
3.54% to 3.90%, variable, due from 2009 to 2038	$425,300	$397,300
Notes, 6%, due 2009	175,000	175,000
Notes, 4.875%, due 2012	350,000	350,000
Notes, 5.0%, due 2012	300,000	—
Notes, 5.75%, due 2017	600,000	—
Notes, 6.40%, due 2037	400,000	—

	2,250,300	922,300
Less current maturities	—	—

	$2,250,300	$922,300

Annual aggregate long-term debt maturities are: none in 2008; $180.4 million in 2009; none in 2010 and 2011; $650 million in 2012; and $1.42 billion thereafter.

The fair value of Nucor’s long-term debt approximates the carrying value.

In November 2007, Nucor amended its existing five-year unsecured revolving credit facility to provide for up to $1.0 billion in revolving loans. The amended multi-year revolving credit agreement expires in November 2012. Up to the equivalent of $850.0 million of the credit facility is available for foreign currency loans, and up to $500.0 million is available for the issuance of letters of credit. The credit facility may be increased by up to $300.0 million at Nucor’s election in accordance with the terms set forth in the credit agreement. No borrowings were outstanding under the credit facility as of December 31, 2007. The credit facility provides for grid-based pricing based upon the credit rating of Nucor’s senior unsecured long-term debt and, alternatively, interest rates quoted by lenders in connection with competitive bidding. The credit facility includes customary financial and other covenants, including a limit on the ratio of debt to capital of 60%, a limit on Nucor’s ability to pledge the Company’s assets and a limit on consolidations, mergers and sales of assets.

Harris Steel has credit facilities totaling approximately $52.0 million, with no borrowings outstanding at December 31, 2007.

In addition, the business of Novosteel S.A., of which Harris Steel owns 75%, is financed by trade credit arrangements totaling approximately $199.9 million with a number of Swiss-based banking institutions. These arrangements, principally letters of credit under trade finance facilities, are non-recourse to Nucor and its other subsidiaries. As of December 31, 2007, there were outstanding borrowings of $22.9 million and outstanding letters of credit of $7.8 million under the Swiss trade credit arrangements for commitments to purchase inventories.

11. CAPITAL STOCK:

The par value of Nucor’s common stock is $0.40 per share and there are 800 million shares authorized. In addition, 250,000 shares of preferred stock, par value of $4.00 per share, are authorized, with preferences, rights and restrictions as may be fixed by Nucor’s board of directors. There are no shares of preferred stock issued or outstanding.

12. STOCKHOLDER RIGHTS PLAN:

In 2001, the board of directors adopted a Stockholder Rights Plan (“Plan”) in which one right (“Right”) was distributed as a dividend for each Nucor common share outstanding. The Plan was amended in 2006 to adjust the purchase price of the Rights for stock splits effected since adoption of the Plan. Each Right entitles Nucor common stockholders to purchase, under certain conditions, one five-thousandth of a share of newly authorized Series A Junior Participating Preferred Stock (“Preferred Stock”), with one five-thousandth of a share of Preferred Stock intended to be the economic equivalent of one share of Nucor common stock. Until the occurrence of certain events, the

Rights are represented by and traded in tandem with Nucor common stock. Rights will be exercisable only if a person or group acquires beneficial ownership of 15 percent (15%) or more of the Nucor common shares or commences a tender or exchange offer, upon the consummation of which such person or group would beneficially own 15 percent (15%) or more of the common shares. Upon such an event, the Rights enable dilution of the acquiring person’s or group’s interest by providing that other holders of Nucor common stock may purchase, at an exercise price of $150, Nucor common stock or, in the discretion of the board of directors, Preferred Stock, having double the value of such exercise price. Nucor will be entitled to redeem the Rights at $0.001 per Right under certain circumstances set forth in the Plan. The Rights themselves have no voting power and will expire on March 8, 2011, unless earlier exercised, redeemed or exchanged. Each one five-thousandth of a share of Preferred Stock has the same voting rights as one share of Nucor common stock, and each share of Preferred Stock has 5,000 times the voting power of one share of Nucor common stock.

13. DERIVATIVE FINANCIAL INSTRUMENTS:

During 2007, accumulated other comprehensive income decreased by $0.8 million, net of deferred taxes of $0.5 million, due to unrealized losses on cash flow hedges on natural gas forward purchase contracts. The remaining change in accumulated other comprehensive income attributable to cash flow hedges on natural gas forward purchase contracts was due to the reclassification of net losses of approximately $11.7 million, net of deferred taxes of approximately $6.3 million, into earnings due to the settlement of transactions. During 2006, accumulated other comprehensive income decreased by $57.9 million, net of deferred taxes of $31.2 million, due to unrealized losses on cash flow hedges on natural gas forward purchase contracts. The remaining change in accumulated other comprehensive income attributable to cash flow hedges on natural gas forward purchase contracts was due to the reclassification of net losses of approximately $4.4 million, net of deferred taxes of approximately $2.4 million, into earnings due to the settlement of transactions. During 2005, accumulated other comprehensive income increased by $55.8 million, net of taxes of $30.0 million, due to unrealized gains on cash flow hedges on natural gas forward purchase contracts. The remaining change in accumulated other comprehensive income was due to the reclassification of net gains of approximately $8.1 million, net of deferred taxes of approximately $4.3 million, into earnings due to the settlement of transactions.

Of the total $6.1 million fair value of cash flow hedges on natural gas forward purchase contracts at December 31, 2007, $4.4 million is included in accrued expenses and other current liabilities and $10.5 million is included in other assets. Of the total $10.6 million fair value of cash flow hedges on natural gas forward purchase contracts at December 31, 2006, $12.6 million is included in accrued expenses and other current liabilities and $2.0 million is included in other assets. At December 31, 2007, $2.9 million of net deferred losses on cash flow hedges on natural gas forward purchase contracts included in accumulated other comprehensive income are expected to be reclassified into earnings, due to the settlement of forecasted transactions, during the next twelve months assuming no change in the forward commodity prices from December 31, 2007. Nucor is hedging a portion of its exposure to the variability of future cash flows for forecasted natural gas purchases over various time periods not exceeding three years.

Nucor has also entered into various natural gas purchase contracts, which meet the normal purchase normal sale exclusion under SFAS 133. These instruments effectively commit Nucor to the following purchases of natural gas to be used for production: $165.6 million in 2008; $46.6 million in 2009; $27.0 million in 2010; $26.1 million in 2011; $26.7 million in 2012; and $485.3 million between 2013 and 2028. These natural gas purchase contracts will primarily supply our direct reduced iron facility in Trinidad.

In January 2007, the Company entered into forward foreign currency contracts in order to mitigate the risk of currency fluctuation on the fixed purchase price for the acquisition of Harris Steel, which closed in March 2007. These contracts had a notional value of Cdn$600 million and settled in March 2007 resulting in a recognized gain of $5.8 million included in marketing, administrative and other expenses.

Nucor does not anticipate non-performance by the counterparties in any of these derivative instruments given their high credit ratings, and no material loss is expected from non-performance by any one of such counterparties.

14. CONTINGENCIES:

Nucor is subject to environmental laws and regulations established by federal, state and local authorities, and, accordingly, makes provision for the estimated costs of compliance. Of the undiscounted total $19.9 million of accrued environmental costs at December 31, 2007 ($23.0 million at December 31, 2006), $16.6 million was classified in accrued expenses and other current liabilities ($19.7 million at December 31, 2006) and $3.3 million was classified in deferred credits and other liabilities at December 31, 2007 and December 31, 2006. Inherent uncertainties exist in these estimates primarily due to unknown conditions, evolving remediation technology, and changing governmental regulations and legal standards. During 2007, Nucor revised estimates as additional information was obtained and projects were completed, increasing environmental reserves by $1.2 million (increasing reserves by $2.9 million in 2006 and reducing reserves by $9.4 million in 2005). The revisions are included in cost of products sold.

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

15. STOCK-BASED COMPENSATION:

STOCK OPTIONS Nucor’s stock option plans provide that common stock options may be granted to key employees, officers and non-employee directors with exercise prices at 100% of the market price on the date of the grant. Outstanding options are exercisable six months after the grant date and have a term of seven years. Nucor did not grant any options during 2007 or 2006 and does not expect to grant options to its employees, officers or non-employee directors in future periods.

A summary of activity under Nucor’s stock option plans is as follows:

					(shares in thousands)
	2007		2006		2005
Year Ended December 31,	Shares	Weighted- Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Number of shares under option:
Outstanding at beginning of year	2,461	$20.21	4,366	$19.93	4,672	$14.68
Granted	—	—	—	—	1,553	29.75
Exercised	(609)	19.70	(1,903)	19.56	(1,833)	14.77
Canceled	—	—	(2)	28.86	(26)	27.71

Outstanding at end of year	1,852	$20.37	2,461	$20.21	4,366	$19.93

Options exercisable at end of year	1,852	$20.37	2,461	$20.21	3,562	$17.91

Shares reserved for future grants					19,068

Since Nucor began granting restricted stock units in 2006 in lieu of stock options, the shares reserved for future grants as of December 31, 2007 and 2006 are reflected in the restricted stock units table located at the end of this note. The total intrinsic value of options (the amount by which the stock price exceeded the exercise price of the option on the date of exercise) that were exercised during 2007 was $26.5 million ($56.1 million in 2006 and $28.9 million in 2005).

The following table summarizes information about stock options outstanding at December 31, 2007:

	(shares in thousands)
	Options Outstanding and Exercisable
Range of Exercise Prices	Number Outstanding and Exercisable	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$ 10.00 – $ 15.00	630	1.8 years	$12.28
15.01 – 20.00	554	3.5 years	18.29
20.01 – 25.00	—	—	—
25.01 – 30.73	668	4.4 years	29.72

$ 10.00 – $ 30.73	1,852	3.3 years	$20.37

The total aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2007 was $71.9 million.

The weighted-average per share fair value of options granted was $9.08 in 2005 (none granted in 2006 and 2007). The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions (expected volatilities are based on historical experience):

Year Ended December 31,	2005
Expected dividend yield	0.98% – 1.04%
Expected stock price volatility	38.42% – 38.43%
Risk-free interest rate	3.76% – 3.80%
Expected life of options (in years)	3.5

As a result of adopting SFAS 123(R) in the first quarter of 2006, $2.5 million of compensation expense was recorded over the remaining vesting period for the unvested portion of previously issued awards that were outstanding at January 1, 2006. Since Nucor did not grant any options in 2006 or 2007 and since as of March 1, 2006 all outstanding options were vested, no additional compensation expense related to stock options was recorded throughout the remainder of 2006 or in 2007.

RESTRICTED STOCK AWARDS Nucor’s Senior Officers Long-Term Incentive Plan (the “LTIP”) and Annual Incentive Plan (the “AIP”) authorize the award of shares of common stock to officers subject to certain conditions and restrictions.

The LTIP provides for the award of shares of restricted common stock at the end of each LTIP performance measurement period at no cost to officers if certain financial performance goals are met during the period. One-third of the LTIP restricted stock award vests upon each of the first three anniversaries of the award date or, if earlier, upon the officer’s attainment of age fifty-five while employed by Nucor. Although participants are entitled to cash dividends and may vote awarded shares, the sale or transfer of such shares is limited during the restricted period.

The AIP provides for the payment of annual cash incentive awards. An AIP participant may elect, however, to defer payment of up to one-half of an annual incentive award. In such event, the deferred award is converted into common stock units and credited with a deferral incentive, in the form of additional common stock units, equal to 25% of the number of common stock units attributable to the deferred award. Common stock units attributable to deferred awards are fully vested. Common stock units credited as a deferral incentive vest upon the participant’s attainment of age fifty-five while employed by Nucor. Vested common stock units are paid to participants in the form of shares of common stock following their termination of employment with Nucor.

A summary of Nucor’s restricted stock activity under the AIP and LTIP is as follows:

	(shares in thousands)
	2007		2006		2005
Year Ended December 31,	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value
Restricted stock awards and units:
Unvested at beginning of year	553	$39.14	408	$27.33	76	$14.03
Granted	464	64.26	588	47.54	585	28.83
Vested	(538)	49.42	(436)	39.26	(253)	26.79
Canceled	—	—	(7)	47.54	—	—

Unvested at end of year	479	$51.93	553	$39.14	408	$27.33

Shares reserved for future grants	2,267		2,731		3,312

Compensation expense for common stock and common stock units awarded under the AIP and LTIP is recorded over the performance measurement and vesting periods based on the anticipated number and market value of shares of common stock and common stock units to be awarded. Compensation expense for anticipated awards based upon Nucor’s financial performance, exclusive of amounts payable in cash, was $18.3 million in 2007 ($23.1 million in 2006 and $16.8 million in 2005). The total fair value of shares vested during 2007 was $34.1 million ($20.3 million in 2006 and $7.5 million in 2005). As of December 31, 2007, unrecognized compensation expense related to non-vested restricted stock was $5.3 million, which is expected to be recognized over a weighted-average period of 1.7 years.

RESTRICTED STOCK UNITS In June 2006, Nucor granted restricted stock units (“RSUs”) to key employees, officers and non-employee directors for the first time. The RSUs typically vest and are converted to common stock in three equal installments on each of the first three anniversaries of the grant date. A portion of the RSUs awarded to senior officers vest upon the officer’s retirement. Retirement, for purposes of vesting in these units only, means termination of employment with approval of the Compensation and Executive Development Committee after satisfying age and years of service requirements. RSUs granted to non-employee directors are fully vested on the grant date and are payable to the non-employee director in the form of common stock after the termination of the director’s service on the board of directors.

RSUs granted to employees who are eligible for retirement on the date of grant or will become retirement eligible prior to the end of the vesting term are expensed over the period through which the employee will become retirement-eligible since the awards vest upon retirement from the Company. Compensation expense for RSUs granted to employees who are not retirement-eligible is recognized on a straight-line basis over the vesting period.

Cash dividend equivalents are paid to participants each quarter. Dividend equivalents paid on units expected to vest are recognized as a reduction in retained earnings.

The fair value of the RSUs is determined based on the closing stock price of Nucor’s common stock on the day before the grant. A summary of Nucor’s restricted stock unit activity for 2007 and 2006 is as follows:

	(shares in thousands)
	2007		2006
	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value
Restricted stock units:
Unvested at beginning of year	597	$52.64	—	$—
Granted	637	67.54	769	52.64
Vested	(310)	58.93	(159)	52.64
Canceled	(6)	57.38	(13)	52.64

Unvested at end of year	918	$60.82	597	$52.64

Shares reserved for future grants	17,683		18,314

Compensation expense for RSUs was $25.7 million in 2007 ($14.5 million in 2006 and none in 2005). The total fair value of shares vested during 2007 was $20.8 million ($8.4 million in 2006 and none in 2005). As of December 31, 2007, unrecognized compensation expense related to non-vested RSUs was $40.7 million, which is expected to be recognized over a weighted-average period of 1.8 years.

16. EMPLOYEE BENEFIT PLANS:

Nucor makes contributions to a Profit-Sharing and Retirement Savings Plan for qualified employees based on the profitability of the company. Nucor’s expense for these benefits totaled $229.9 million in 2007 ($272.6 million in 2006 and $206.0 million in 2005). The related liability for these benefits is included in salaries, wages and related accruals. Nucor also has a medical plan covering certain eligible early retirees. The unfunded obligation, included in deferred credits and other liabilities in the balance sheet, totaled $44.1 million at December 31, 2007 ($51.8 million at December 31, 2006). Expense associated with this plan totaled $3.4 million in 2007 ($4.6 million in 2006 and $2.9 million in 2005). The discount rate used was 6.5% in 2007 (5.75% in 2006 and 5.50% in 2005). The health care cost increase trend rate used was 8% in 2007 and 2006 (9% in 2005). The health care cost increase in the trend rate is projected to decline gradually to 5% by 2013.

17. INTEREST EXPENSE (INCOME):

Net interest expense (income) consists of the following:

	(in thousands)
Year Ended December 31,	2007	2006	2005
Interest expense	$51,106	$40,351	$36,571
Interest income	(45,637)	(77,716)	(32,370)

Interest expense (income), net	$5,469	$(37,365)	$4,201

Interest paid was $46.8 million in 2007 ($41.5 million in 2006 and $37.2 million in 2005).

18. OTHER INCOME:

In 2005, Nucor received $9.2 million in settlement of claims against third parties related to environmental matters.

19. INCOME TAXES:

The provision for income taxes consists of the following:

	(in thousands)
Year Ended December 31,	2007	2006	2005
Current:
Federal	$762,045	$902,110	$685,479
State	73,435	72,937	49,984
Foreign	27,094	—	—

Total current	862,574	975,047	735,463

Deferred:
Federal	(57,845)	(39,394)	(24,429)
State	(4,500)	—	(1,200)
Foreign	(18,861)	—	—

Total deferred	(81,206)	(39,394)	(25,629)

Total provision for income taxes	$781,368	$935,653	$709,834

A reconciliation of the federal statutory tax rate (35%) to the total provision is as follows.

Year Ended December 31,	2007	2006	2005
Taxes computed at statutory rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	1.99	1.76	1.57
Resolution of prior year contingencies	—	(0.26)	—
Federal research credit	(0.06)	(0.05)	(0.07)
Domestic manufacturing deduction	(2.02)	(1.03)	(1.04)
Other, net	(0.23)	(0.67)	(0.44)

Provision for income taxes	34.68%	34.75%	35.02%

Deferred tax assets and liabilities resulted from the following:

	(in thousands)
December 31,	2007	2006
Deferred tax assets:
Accrued liabilities and reserves	$93,266	$76,655
Allowance for doubtful accounts	15,511	11,617
Inventory	124,487	138,642
Post-retirement benefits	16,427	19,855
Natural gas hedges	—	4,495
Net operating loss carryforward	13,887	—
Tax credit carryforwards	24,000	—

Total deferred tax assets	287,578	251,264

Deferred tax liabilities:
Cumulative translation adjustment	(8,000)	(6,345)
Natural gas hedges	(1,597)	—
Holdbacks and amounts not due under contracts	(28,512)	—
Intangibles	(153,087)	—
Property, plant and equipment	(275,680)	(323,106)

Total deferred tax liabilities	(466,876)	(329,451)

Total net deferred tax liabilities	$(179,298)	$(78,187)

Current deferred tax assets were $161.0 million at December 31, 2007 ($170.8 million at December 31, 2006). Non-current deferred tax liabilities were $340.3 million at December 31, 2007 ($249.0 million at December 31, 2006). Nucor paid $875.6 million in net federal, state and foreign income taxes in 2007 ($971.0 million in 2006 and $806.7 million in 2005).

As a result of the implementation of FIN 48, Nucor recognized a net $31.1 million decrease to reserves for uncertain tax positions and accrued interest and penalties, which was accounted for as an increase in the January 1, 2007 retained earnings. At the adoption date, Nucor had approximately $92.4 million of unrecognized tax benefits, of which $90.2 million would affect Nucor’s effective tax rate, if recognized. At December 31, 2007, Nucor had approximately $102.2 million of unrecognized tax benefits, of which $99.5 million would affect Nucor’s effective tax rate, if recognized.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

(in thousands)
Balance at January 1, 2007	$92,394
Additions based on tax positions related to current year	21,082
Reductions based on tax positions related to current year	—
Additions for tax positions of prior years	7,504
Reductions for tax positions of prior years	(1,173)
Reductions due to settlements with taxing authorities	(17,567)
Reductions due to statute of limitations lapse	(5,686)
Additions from current year acquisitions	5,620

Balance at December 31, 2007	$102,174

It is expected that the amount of unrecognized tax benefits will change in the next twelve months. However, we do not expect the change to have a significant impact on our results of operations or financial position.

During 2007, Nucor recognized $1.8 million in interest and penalties. As of December 31, 2007, Nucor had approximately $30.0 million of accrued interest and penalties related to uncertain tax positions.

The Internal Revenue Service (“IRS”) is currently examining Nucor’s 2005 federal income tax returns. Management believes that the Company has adequately provided for any adjustments that may arise from this audit. Nucor has substantially concluded U.S. federal income tax matters for years through 2004. The 2006 and 2007 tax years are open to examination by the IRS. The tax years 2003 through 2007 remain open to examination by other major taxing jurisdictions to which Nucor is subject.

20. EARNINGS PER SHARE:

The computations of basic and diluted earnings per share are as follows:

	(in thousands, except per share data)
Year Ended December 31,	2007	2006	2005
Basic earnings per share:
Basic net earnings	$1,471,947	$1,756,782	$1,317,249

Average shares outstanding	295,779	306,621	314,256

Basic net earnings per share	$4.98	$5.73	$4.19

Diluted earnings per share:
Diluted net earnings	$1,471,947	$1,756,782	$1,317,249

Diluted average shares outstanding:
Basic shares outstanding	295,779	306,621	314,256
Dilutive effect of stock options and other	2,099	2,760	2,874

	297,878	309,381	317,130

Diluted net earnings per share	$4.94	$5.68	$4.15

21. SEGMENTS:

Nucor reports its results in the following segments: steel mills and steel products. The steel mills segment includes carbon and alloy steel in sheet, bar, structural and plate. The steel products segment includes steel joists and joist girders, steel deck, fabricated concrete reinforcing steel, cold finish steel, steel fasteners, metal buildings, light gauge steel framing, steel grating and expanded metal, and wire and wire mesh. The “All other” category includes Novosteel S.A., a steel trading business of which Nucor owns 75%, Nu-Iron Unlimited, a facility that produces direct reduced iron used by the steel mills, and certain equity method investments. The segments are consistent with the way Nucor manages its business, which is primarily based upon the similarity of the types of products produced and sold by each segment.

Management evaluates the operating performance of each of its segments based upon division contribution. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Nucor accounts for intercompany sales at prices approximating current market value. Interest expense, minority interests, other income, profit sharing expense and changes in the LIFO reserve and environmental accruals are shown under Corporate/eliminations. Corporate assets primarily include cash and cash equivalents, short-term investments, deferred income tax assets and investments in affiliates.

Nucor’s segment results are as follows:

	(in thousands)
Year Ended December 31,	2007	2006	2005
Net sales to external customers:
Steel mills	$13,311,212	$13,025,123	$11,063,681
Steel products	3,051,648	1,726,147	1,637,318
All other (1)	230,116	—	—

	$16,592,976	$14,751,270	$12,700,999

Intercompany sales:
Steel mills	$1,313,337	$990,382	$896,432
Steel products	36,101	21,560	36,246
All other (1)	340,687	—	—
Corporate/eliminations	(1,690,125)	(1,011,942)	(932,678)

	$—	$—	$—

Depreciation expense:
Steel mills	$351,565	$345,165	$355,887
Steel products	31,089	18,438	19,167
All other (1)	19,692	—	—
Corporate	826	333	—

	$403,172	$363,936	$375,054

Earnings before income taxes:
Steel mills	$2,854,152	$3,193,277	$2,218,336
Steel products	302,162	191,514	180,756
All other (1)	(3,926)	(17,780)	(9,399)
Corporate/eliminations	(899,073)	(674,576)	(362,610)

	$2,253,315	$2,692,435	$2,027,083

Segment assets:
Steel mills	$5,134,277	$4,717,734	$4,633,520
Steel products	2,938,964	751,858	519,562
All other (1)	647,945	370,486	220,265
Corporate/eliminations	1,104,936	2,052,940	1,775,498

	$9,826,122	$7,893,018	$7,148,845

Capital expenditures:
Steel mills	$409,986	$195,548	$216,047
Steel products	90,344	18,039	18,378
All other (1)	9,107	105,961	89,740
Corporate	10,916	18,856	7,301

	$520,353	$338,404	$331,466

(1)

In 2007, “All other” includes the results of our raw material-related businesses as follows: no sales to external customers, intercompany sales of $322.0 million, depreciation expense of $19.6 million, earnings before income taxes of $(6.5) million, assets of $465.1 million and capital expenditures of $9.0 million. In 2006 and 2005, the amounts in “All other” consist exclusively of the results from our raw material-related businesses.

Geographic information is as follows:

	(in thousands)
December 31,	2007	2006
Property, plant, equipment, net
United States	$2,887,760	$2,624,231
Other	345,238	232,184

	$3,232,998	$2,856,415

Net sales by product were as follows. Further product group breakdown is impracticable.

		(in thousands)
Year Ended December 31,	2007	2006	2005
Net sales to external customers:
Sheet	$5,051,067	$5,362,178	$4,805,391
Bar	3,885,094	3,702,609	3,061,326
Structural	2,564,531	2,205,303	1,702,720
Plate	1,810,520	1,755,033	1,494,244
Steel products	3,051,648	1,726,147	1,637,318
All other	230,116	—	—

	$16,592,976	$14,751,270	$12,700,999

22. SUBSEQUENT EVENT:

In February 2008, Nucor signed a purchase agreement to acquire the stock of SHV North America Corporation, which owns 100% of The David J. Joseph Company (“DJJ”), its related affiliates and real estate, for approximately $1.44 billion. The acquisition is expected to close in the first quarter after satisfactory resolution of regulatory approvals. DJJ, which will operate as a subsidiary of Nucor, trades and processes scrap, provides transportation services using a railcar fleet, and provides other complementary services.

23. QUARTERLY INFORMATION (UNAUDITED):

	(in thousands, except per share data)
Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2007
Net sales	$3,768,885	$4,168,110	$4,259,221	$4,396,760
Gross margin(1)	777,287	764,205	809,961	778,596
Net earnings	381,029	344,850	381,222	364,846
Net earnings per share:
Basic	1.27	1.14	1.30	1.27
Diluted	1.26	1.14	1.29	1.26
2006
Net sales	$3,545,097	$3,806,350	$3,931,233	$3,468,590
Gross margin(2)	766,926	876,555	1,010,451	812,732
Net earnings	380,031	450,011	521,636	405,104
Net earnings per share:
Basic	1.22	1.45	1.71	1.35
Diluted	1.21	1.44	1.70	1.34

(1)	Nucor incurred LIFO charges of $24.5 million, $66.5 million, $11.0 million and $92.3 million in the first, second, third and fourth quarters of 2007, respectively.
(2)

Nucor incurred LIFO charges of $9.0 million, $15.5 million and $20.5 million in the first, second and third quarters of 2006, respectively; and incurred a LIFO credit of $39.6 million in the fourth quarter of 2006.

62	CORPORATE AND STOCK DATA

CORPORATE OFFICE

1915 Rexford Road

Charlotte, North Carolina 28211

Phone 704/366-7000

Fax 704/362-4208

STOCK TRANSFERS

DIVIDEND DISBURSING

DIVIDEND REINVESTMENT

American Stock Transfer & Trust Company

59 Maiden Lane

New York, New York 10038

Phone 800/937-5449

Fax 718/236-2641

ANNUAL MEETING

The 2008 annual meeting of stockholders will be held at 10:00 a.m. on Friday, May 9, 2008, at the Charlotte Marriott SouthPark, 2200 Rexford Road, Charlotte, NC.

STOCK LISTING

Nucor’s common stock is traded on the New York Stock Exchange under the symbol NUE. As of January 31, 2008, there were approximately 19,000 stockholders of record.

FORM 10-K

A copy of Nucor’s 2007 annual report filed with the Securities and Exchange Commission (“SEC”) on Form 10-K is available to stockholders upon request.

The certifications of Nucor’s Chief Executive Officer and Chief Financial Officer regarding the quality of Nucor’s public disclosure that are required by Section 302 of The Sarbanes-Oxley Act of 2002 are included as exhibits to Nucor’s annual report on Form 10-K. In addition, in 2007, Nucor’s Chief Executive Officer provided to the New York Stock Exchange (“NYSE”) the Annual CEO Certification regarding Nucor’s compliance with the NYSE’s corporate governance standards.

INTERNET ACCESS

Nucor’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to these reports, are available without charge through Nucor’s website, www.nucor.com, as soon as reasonably practicable after Nucor files these reports electronically with or furnishes them to the SEC. Additional information available on our website includes our Corporate Governance Principles, Board of Directors Committee Charters, Standards of Business Conduct and Ethics, and Code of Ethics for Senior Financial Professionals as well as various other financial and statistical data. Written copies are available to stockholders on request.

STOCK PRICE AND DIVIDENDS PAID

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2007
Stock price:
High	$66.99	$69.93	$64.75	$64.97
Low	53.20	56.07	41.62	50.11
Dividends paid	0.60	0.61	0.61	0.61
2006
Stock price:
High	$54.90	$60.30	$55.94	$67.55
Low	33.64	44.80	45.12	47.50
Dividends paid	0.325	0.35	0.60	0.60

STOCK PERFORMANCE

This graphic comparison assumes the investment of $100 in Nucor Corporation common stock, $100 in the S&P 500 Index and $100 in the S&P Steel Group Index, all at year-end 2002. The resulting cumulative total return assumes that cash dividends were reinvested. Nucor common stock comprised 42% of the S&P Steel Group Index at year-end 2007 (51% at year-end 2002).

THIS ANNUAL REPORT HAS BEEN PRINTED ON RECYCLED PAPER.