Form 10-K, Exhibit 13
period 2008-12-31
NUCOR CORP
filed 2009-02-26
CIK 73309

2	FINANCIAL HIGHLIGHTS

FINANCIAL HIGHLIGHTS (dollar amounts in thousands, except per share data)

	2008	2007	% CHANGE

FOR THE YEAR

Net sales	$23,663,324	$16,592,976	43%

Earnings:

Earnings before income taxes	2,790,470	2,253,315	24%
Provision for income taxes	959,480	781,368	23%
Net earnings	1,830,990	1,471,947	24%

Per share:

Basic	6.01	4.98	21%

Diluted	5.98	4.94	21%

Dividends declared per share	1.91	2.44	-22%

Percentage of net earnings to net sales	7.7%	8.9%	-13%

Return on average equity	28.1%	29.5%	-5%

Capital expenditures	1,018,980	520,353	96%

Depreciation	479,484	403,172	19%

Acquisitions (net of cash acquired)	1,826,030	1,542,666	18%

Sales per employee	1,155	1,085	6%
AT YEAR-END

Working capital	$4,543,294	$3,491,213	30%

Property, plant and equipment, net	4,131,861	3,232,998	28%

Long-term debt	3,266,600	2,250,300	45%

Stockholders’ equity	7,929,204	5,112,917	55%

Per share	25.25	17.75	42%

Shares outstanding	313,977	287,993	9%

Employees	21,700	18,000	21%

FORWARD-LOOKING STATEMENTS Certain statements made in this annual report are forward-looking statements that involve risks and uncertainties. These forward-looking statements reflect the Company’s best judgment based on current information, and although we base these statements on circumstances that we believe to be reasonable when made, there can be no assurance that future events will not affect the accuracy of such forward-looking information. As such, the forward-looking statements are not guarantees of future performance, and actual results may vary materially from the results and expectations discussed in this report. Factors that might cause the Company’s actual results to differ materially from those anticipated in forward-looking statements include, but are not limited to: (1) the sensitivity of the results of our operations to volatility in steel prices and changes in the supply and cost of raw materials, including scrap steel; (2) availability and cost of electricity and natural gas; (3) market demand for steel products, which, in the case of many of our products, is driven by the level of non-residential construction activity in the U.S.; (4) competitive pressure on sales and pricing, including pressure from imports and substitute materials; (5) uncertainties surrounding the global economy, including the severe economic downturn in construction markets and excess world capacity for steel production; (6) fluctuations in currency conversion rates; (7) U.S. and foreign trade policy affecting steel imports or exports; (8) significant changes in government regulations affecting environmental compliance; (9) the cyclical nature of the steel industry; (10) capital investments and their impact on our performance; and (11) our safety performance.

50753 NUC 2008 Annual Report R8.indd    2

8	OPERATIONS REVIEW

STEEL MILLS SEGMENT

BAR MILLS, SHEET MILLS, STRUCTURAL MILLS AND PLATE MILLS

Nucor operates scrap-based steel mills in 22 facilities. With production of 20.4 million tons in 2008, Nucor is North America’s largest recycler.

50753 NUC 2008 Annual Report R8.indd    8

BAR MILLS

Nucor has twelve bar mills located in South Carolina, Nebraska, Texas, Utah, New York, Alabama, Illinois, Mississippi, Washington, Ohio, Connecticut and Tennessee that produce concrete reinforcing bars, hot-rolled bars, rod, light shapes, structural angles and channel, and guard rail in carbon and alloy steels. These products have a wide usage serving primarily the agricultural, automotive, construction, energy, furniture, machinery, metal building, railroad, recreational equipment, shipbuilding, heavy truck and trailer market segments. Four of the bar mills were constructed by Nucor between 1969 and 1981. Over the years, Nucor has completed extensive capital projects to keep these facilities modernized and globally competitive. Nucor acquired the remaining bar mills since 2000, including the purchase of substantially all of the assets of Connecticut Steel Corporation in the second quarter of 2006, which has the capacity to produce up to 300,000 tons annually. In 2008, the construction of the Nucor Steel Memphis project was substantially completed and initial operations have begun. This state-of-the-art special bar quality (“SBQ”) mill will complement the product offerings of Nucor’s Nebraska and South Carolina SBQ mills. The total capacity of our twelve bar mills is approximately 8,910,000 tons per year.

SHEET MILLS

The sheet mills produce flat-rolled steel for the automotive, appliance, pipe and tube, construction and other industries. The four sheet mills are located in Indiana, Arkansas, South Carolina and Alabama. Nucor constructed three of the sheet mills between 1989 and 1996. The constructed sheet mills utilize thin slab casters to produce hot-rolled sheet. In 2002, Nucor’s wholly owned subsidiary Nucor Steel Decatur, LLC purchased substantially all the assets of Trico Steel Company, LLC. This sheet mill is located in Decatur, Alabama, and has an annual capacity of approximately 2,400,000 tons, initially expanding our sheet capacity by 30%. In 2004, Nucor Steel Decatur, LLC purchased the adjacent cold-rolling mill of Worthington Industries, Inc. In 2008, Nucor substantially completed the construction of its fourth sheet steel galvanizing facility at the Decatur sheet mill. Commissioning of this facility will be completed in early 2009 and operations will commence when market conditions warrant. All four of our sheet mills are now fully equipped with cold-rolling mills and galvanizing lines for further processing of hot-rolled sheet. The total capacity of the four sheet mills is approximately 10,800,000 tons per year.

Nucor began operations of its 100%-owned Castrip facility in Crawfordsville, Indiana, in May 2002. This facility uses the breakthrough technology of strip casting, to which Nucor holds exclusive rights in the United States and Brazil. Strip casting involves the direct casting of molten steel into final shape and thickness without further hot or cold rolling. This process allows lower investment and operating costs, reduced energy consumption and smaller scale plants than can be economically built with current technology. This process also reduces the overall environmental impact of producing steel by generating significantly lower emissions. In 2005, Nucor selected Blytheville, Arkansas, as the second Nucor location for a Castrip operation in the United States. This facility is expected to begin operations in the first half of 2009.

STRUCTURAL MILLS

The structural mills produce wide-flange steel beams, pilings and heavy structural steel products for fabricators, construction companies, manufacturers and steel service centers. In 1988, Nucor and Yamato Kogyo Co. LTD., one of Japan’s major producers of wide-flange beams, completed construction of a beam mill located near Blytheville, Arkansas. Nucor owns a 51% interest in Nucor-Yamato Steel Company. During 1999, Nucor started operations at its 1,000,000 tons-per-year steel beam mill in South Carolina. Both mills use a special continuous casting method that produces a beam blank closer in shape to that of the finished beam than traditional methods. Current annual production capacity of our two structural mills is approximately 3,700,000 tons.

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

50753 NUC 2008 Annual Report R8.indd 9

Production decreased 7% from 22,089,000 tons in 2007 to 20,446,000 tons in 2008 due to a 45% decrease in production from the fourth quarter of 2007 to the fourth quarter of 2008 and a 44% decrease in production from the third quarter of 2008 to the fourth quarter. Nucor’s steel mill utilization rate was 48% in the fourth quarter of 2008 compared to 91% for the first nine months of the year.

The operations in the rolling mills are highly automated, resulting in employment costs of approximately 6% of the sales dollar in 2008. Employee turnover in Nucor mills is extremely low. All employees have a significant part of their compensation based on their productivity. Production employees work under group incentives that provide increased earnings for increased production. This additional compensation is paid weekly.

Steel mills are large consumers of electricity and gas. Total energy costs per ton increased by 16% from 2007 to 2008. Because of the efficiency of Nucor steel mills, these energy costs were less than 6% of the sales dollar in both years. Nucor is partially hedged against exposure to increases in energy costs; however, due to the dramatic reduction in natural gas costs in the last six months of 2008, we expect our hedging program to increase our operating costs until there is a significant recovery in energy prices.

Scrap and scrap substitutes are the most significant element in the total cost of steel production. The average cost of scrap and scrap substitutes used increased 58% to $438 per ton in 2008 from $278 per ton in 2007. A raw material surcharge implemented in 2004 has allowed Nucor to maintain operating margins and to meet our commitments to customers in spite of highly volatile scrap and scrap substitute costs; however, due to our very low operating rates in the fourth quarter, we ended 2008 with excess higher priced scrap and scrap substitutes. Our margins will be reduced until we work through this high priced inventory.

MARKETS AND MARKETING

Approximately 89% of the steel mills’ production in 2008 was sold to outside customers, and the balance was used internally by the Vulcraft, Cold Finish, Rebar Fabrication, Buildings Group and Fastener divisions. Steel shipments to outside customers decreased 10% to 18,185,000 tons in 2008 from 20,235,000 tons in 2007. Outside steel shipments for the first nine months of the year were flat compared to 2007; however, fourth quarter steel shipments decreased 38% from the third quarter and decreased 43% from the year-ago quarter.

Our steel mill customers are primarily manufacturers, steel service centers and fabricators. The sheet mills continue to build long-term relationships with contract customers who purchase more value-added products. We enter 2009 with approximately 30% of our sheet mill volume committed to contract customers. Contract terms are typically six to twelve months in length with various renewal dates. These contracts are non-cancelable agreements with a pricing formula that varies based on raw material costs.

INTERNATIONAL JOINT VENTURE

In July 2008, Nucor acquired 50% of the stock of Duferdofin-Nucor S.r.l. for approximately $667.0 million. Duferdofin-Nucor operates a steel melt shop with a bloom/billet caster and two rolling mills in Italy. The joint venture produced approximately 980,000 metric tons in its fiscal year ended September 30, 2008. A new merchant bar mill has been under construction at the Giammoro plant and was substantially completed at the end of 2008. The new mill at Giammoro has an annual capacity of 450,000 metric tons and will start up later in 2009 when market conditions warrant.

50753 NUC 2008 Annual Report R8.indd 10

11

22,500
18,000
13,500
9,000
4,500
thousands of tons
year
99 00 01 02 03 04 05 06 07 08
STEEL PRODUCTION

21,000
16,800
12,600
8,400
4,200
thousands of tons
year
99 00 01 02 03 04 05 06 07 08
STEEL SHIPMENTS TO OUTSIDE CUSTOMERS

22,500
18,000
13,500
9,000
4,500
thousands of tons
year
99 00 01 02 03 04 05 06 07 08
TOTAL STEEL SHIPMENTS

50753 NUC 2008 Annual Report R8.indd 11

STEEL PRODUCTS SEGMENT

HI
REINFORCING PRODUCTS
BUILDINGS GROUP
VULCRAFT & VERCO
COLD FINISH
STEEL MESH, GRATING & FASTENER
HARRIS CORPORATE OFFICE
NUCOR CORPORATE OFFICE

50753 NUC 2008 Annual Report R8.indd 12

13

REINFORCING PRODUCTS Harris steel fabricates rebar for highways, bridges and other infrastructure, as well as commercial and multi-tenant residential construction markets.

OPERATIONS

In February 2004, Nucor acquired a one-half interest in Harris Steel, Inc., the U.S. reinforcing steel (“rebar”) fabrication business of Harris Steel Group, Inc. (“Harris Steel”). After three successful years working together in this joint venture, in March 2007, Nucor acquired Harris Steel for a cash purchase price of approximately $1.06 billion with $68.4 million in debt assumed related to the net assets acquired. Harris Steel now operates as a subsidiary of Nucor, fabricating products in the U.S. and Canada. At the acquisition date, Harris Steel had annual rebar fabrication capacity of about 770,000 tons. Harris Steel is operating as a growth platform for Nucor in the rebar fabrication business. In August 2008, Harris Steel acquired all of the issued and outstanding common shares of Ambassador Steel Corporation for a cash purchase price of approximately $185.1 million. At closing, Harris Steel also repaid Ambassador’s bank debt of approximately $135.6 million. Based in Auburn, Indiana, Ambassador Steel is a fabricator and distributor of concrete reinforcing steel and related products. With the addition of Ambassador Steel to the other acquisitions that Harris Steel has completed, our rebar fabrication capacity has more than doubled to 1,563,000 tons since Nucor acquired Harris Steel in 2007. In 2008, fabricated rebar sales were 955,000 tons compared to 583,000 tons sold during the nine months of 2007 in which Harris Steel operated as a subsidiary of Nucor.

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

STEEL MESH, GRATING AND FASTENER Nucor manufactures wire products, grating and industrial bolts.

STEEL MESH

Harris Steel produces steel mesh at its Laurel-LEC Steel operations. Nucor also produces steel mesh at Nucor Steel Connecticut, Inc. In October 2007, Nucor acquired substantially all of the assets of steel mesh producer Nelson Steel, Inc. (“Nelson”) for a cash purchase price of approximately $53.2 million. Nelson currently operates as Nucor Wire Products of Pennsylvania, Inc. The combined annual production capacity of the steel mesh facilities is approximately 233,000 tons.

GRATING

With the acquisition of Harris Steel, Nucor expanded existing product offerings by entering into the steel grating market. Fisher & Ludlow, a division of Harris Steel, fabricates steel and aluminum bar grating, safety grating and expanded metal products in facilities located throughout North America. Fisher & Ludlow serves the new construction and maintenance-related markets with annual production capacity of approximately 90,000 tons.

FASTENER

Nucor Fastener’s state-of-the-art steel bolt-making facility in Indiana produces standard steel hex head cap screws, hex bolts, structural bolts and custom-engineered fasteners. Fasteners are used in a broad range of markets, including automotive, machine tools, farm implements, construction and military applications. Annual capacity is more than 75,000 tons. Nucor Fastener’s dedication to quality, on-time delivery and exceptional customer service yields a competitive advantage in a very import-sensitive market. Nucor Fastener obtains much of its steel from the Nucor bar mills.

50753 NUC 2008 Annual Report R8.indd 13

VULCRAFT AND VERCO are the nation’s largest producers and leading innovators of open-web steel joists, joist girders and steel deck, which are used primarily for non-residential building construction.

OPERATIONS

Steel joists and joist girders are produced and marketed nationally through seven Vulcraft facilities located in South Carolina, Nebraska, Alabama, Texas, Indiana, Utah and New York. Current annual production capacity is approximately 715,000 tons. In 2008, Vulcraft produced 485,000 tons of steel joists and joist girders, a decrease of 11% from the 542,000 tons produced in 2007. Material costs, primarily steel, were approximately 62% of the joist sales dollar in 2008 (55% in 2007). Vulcraft obtained 99% of its steel requirements for joists and joist girders from the Nucor bar mills in both 2008 and 2007. Freight costs for joists and joist girders were less than 10% of the sales dollar in both years. Vulcraft maintains an extensive fleet of trucks to ensure on-time delivery.

Steel decking is produced and marketed nationally through nine deck plants located in South Carolina, Nebraska, Alabama, Texas, Indiana, New York, Arizona and two in California. Six of these plants were constructed by Nucor adjacent to Vulcraft joist facilities. In November 2006, Nucor’s wholly owned subsidiary, Verco Decking, Inc, purchased substantially all of the assets of Verco Manufacturing Company (“Verco”) for a cash purchase price of approximately $183.5 million. This acquisition included three deck plants located in Arizona and California, positioning Nucor to better supply the large western construction market. Current annual deck production capacity is now approximately 530,000 tons. In 2008, steel deck sales increased by 4% to a record 498,000 tons, compared to 478,000 tons in 2007. Material costs, primarily coiled sheet steel, were approximately 67% of the steel deck sales dollar in 2008 (65% in 2007). In 2008, Nucor obtained 73% of its steel requirements for steel deck production from the Nucor sheet mills (76% in 2007). In 2008 and 2007, freight costs for deck were less than 10% of the sales dollar.

Production employees of Vulcraft and Verco work with a group incentive system that provides increased compensation each week for increased performance.

MARKETS AND MARKETING

The majority of steel joists, joist girders and steel decking are used extensively as part of the roof and floor support systems in manufacturing buildings, retail stores, shopping centers, warehouses, schools, churches, hospitals and, to a lesser extent, in multi-story buildings and apartments.

Steel joists and joist girder sales are obtained by competitive bidding. Vulcraft quotes on a significant percentage of the domestic buildings using steel joists and joist girders as part of the support systems. In 2008, Vulcraft supplied more than 40% of total domestic sales of steel joists. Steel deck sales are also obtained by competitive bidding. The majority of steel deck is used to support roofs and as concrete floor support in high-rise buildings. In 2008, Vulcraft supplied more than 30% of total domestic sales of steel deck.

Sales of steel joists, joist girders and steel deck are dependent on the non-residential building construction market.

50753 NUC 2008 Annual Report R8.indd 14

50753 NUC 2008 Annual Report R8.indd 15

BUILDINGS GROUP AND LIGHT GAUGE STEEL FRAMING

Nucor manufactures custom-engineered and standard metal buildings and components as well as load-bearing light gauge steel framing systems for the commercial, residential and institutional construction markets.

BUILDINGS GROUP

Nucor produces metal buildings and components throughout the U.S. Prior to 2007, Nucor had a single brand, Nucor Building Systems, which consisted of three facilities in Indiana, South Carolina and Texas. During the first quarter of 2008, Nucor’s Brigham City, Utah, facility began its operations, adding 30,000 tons to annual capacity. These four plants have an annual capacity of 175,000 tons.

In August of 2007, Nucor completed the acquisition of Magnatrax Corporation (“Magnatrax”) via the merger of Magnatrax with a wholly owned subsidiary of Nucor, for a cash purchase price of approximately $275.2 million. Magnatrax’s seven fabricating plants located throughout the U.S. have annual capacity of approximately 290,000 tons. Magnatrax Corporation was a leading provider of custom-engineered metal buildings and components for the growing North American non-residential construction market. Although Nucor has retired the Magnatrax name, we retained Magnatrax’s four metal buildings brands: American Buildings Company, Kirby Building Systems, Gulf States Manufacturers and CBC Steel Buildings.

Nucor’s Buildings Group currently has eleven metal buildings plants with an annual capacity of approximately 465,000 tons. The size of the buildings that can be produced ranges from less than 1,000 square feet to more than 1,000,000 square feet. Complete metal building packages can be customized and combined with other materials such as glass, wood and masonry to produce a cost-effective, aesthetically pleasing building designed for customers’ special requirements. The buildings are sold primarily through an independent builder distribution network in order to provide fast-track, customized solutions for building owners.

The Buildings Group sales in 2008 were a record 292,000 tons (195,000 tons in 2007), largely due to the full-year ownership of the operations acquired from Magnatrax. The primary markets are commercial, industrial and institutional buildings, including distribution centers, automobile dealerships, retail centers, schools, warehouses and manufacturing facilities. The Buildings Group obtains a significant portion of its steel requirements from the Nucor bar and sheet mills.

LIGHT GAUGE STEEL FRAMING

NUCONSTEEL™ (“Nucon”) specializes in load-bearing light gauge steel framing systems for the commercial and residential construction markets with fabrication facilities in Texas and Georgia. Nucon also sells its proprietary products through a growing network of authorized fabricators located throughout the United States.

Nucon has introduced two low-cost automated fabrication systems for residential construction: the NUFRAME™ automated wall panel system and the NUTRUSS® automated truss system. Nucon uses these systems in its residential wall panel and truss fabrication facility in Texas and has formed a separate group within Nucon to sell and license the systems to third parties.

50753 NUC 2008 Annual Report R8.indd 16

COLD FINISH Nucor is North America’s largest producer of cold finish products for a wide range of industrial markets.

Nucor Cold Finish is the largest producer of cold finish bars in North America and has facilities in Nebraska, South Carolina, Utah, Wisconsin, Missouri and Ontario, Canada. Three of these facilities were originally constructed by Nucor between 1978 and 1983, while the remaining facilities were purchased through acquisitions beginning in 2005. As part of the Harris Steel acquisition in March 2007, Nucor added the Laurel Cold Finish operation with annual capacity of approximately 225,000 tons. In August 2007, Nucor purchased the assets of LMP Steel & Wire Company (“LMP”) in Maryville, Missouri. With approximately 100,000 tons of annual capacity, LMP is a producer of cold finished bar and operates related businesses servicing the construction and OEM markets in North America. The total capacity of the Nucor cold finish bar and wire facilities is approximately 860,000 tons per year. In 2008, sales of cold finished steel products were a record 485,000 tons, an increase of 8% from 449,000 tons sold in 2007.

These facilities produce cold-drawn, turned, ground and polished steel bars that are used extensively for shafting and other precision machined applications. Nucor Cold Finish produces rounds, hexagons, flats and squares in carbon, alloy and leaded steels. These bars, in turn, are purchased by the automotive, farm machinery, fluid power, construction equipment, appliance and electric motor industries, as well as by service centers. Nucor Cold Finish bars are used in tens of thousands of products. A few examples include anchor bolts, hydraulic cylinders and shafting for air conditioner compressors, ceiling fan motors, garage door openers, electric motors and lawn mowers.

All of Nucor’s cold finish facilities are among the most modern in the world, and most use in-line electronic testing to ensure outstanding quality. Nucor Cold Finish obtains most of its steel from the Nucor bar mills. This factor, along with our facilities’ use of the latest technology, results in a highly competitive cost structure.

50753 NUC 2008 Annual Report R8.indd 17

RAW MATERIALS SEGMENT

SCRAP AND SCRAP SUBSTITUTES are Nucor’s single largest cost. Over the past several years, Nucor has executed a raw materials strategy to control the supply of high-quality metallics for consumption at the steel mills.

50753 NUC 2008 Annual Report R8.indd 18

OPERATIONS

In February 2008, Nucor completed the acquisition of The David J. Joseph Company (“DJJ”) and related affiliates for a cash purchase price of approximately $1.44 billion, the largest acquisition in our history. DJJ immediately became a Nucor growth platform for strategic acquisitions. By the end of 2008, we added approximately one million tons of scrap processing and 23 locations. Our total annual scrap processing capacity is now approaching five million tons. In addition to processing scrap, DJJ brokers ferrous scrap; internationally sources scrap, pig iron and other scrap substitutes; and brokers ferro-alloys and nonferrous metals. The DJJ Mill and Industrial Services business provides logistics and metallurgical blending operations and offers on-site handling and trading of industrial scrap. The DJJ Rail Services business oversees a large private fleet of rail cars dedicated to scrap movement and offers complete railcar fleet management and leases for third parties. All of these businesses have strategic value to Nucor as the most diversified North American steel producer.

Nucor’s direct reduced iron (“DRI”) plant, Nu-Iron Unlimited, is located in Trinidad and has an annual capacity of 1,800,000 metric tons. The Trinidad site benefits from a low-cost supply of natural gas and favorable logistics for receipt of Brazilian iron ore and shipment of DRI to the U.S.

INTERNATIONAL JOINT VENTURE

Nucor has a 25% interest in a joint venture that owns a commercial HIsmelt® plant in Kwinana, Western Australia. The HIsmelt process converts iron ore fines and coal fines to liquid metal, eliminating the need for a blast furnace, sinter/pellet plants and coke ovens. This plant has an initial annual capacity of 800,000 metric tons and is expandable to over 1,500,000 metric tons. In December 2008, production at the HIsmelt plant was temporarily suspended due to market conditions. Nucor remains optimistic about the long-term potential for commercializing the HIsmelt technology based on the considerable progress made by the HIsmelt team. The joint venture expects to resume operations when the pig iron market conditions improve.

GREENFIELD PROJECT

In May 2008, Nucor applied for a permit to build a state-of-the-art iron-making facility in St. James Parish, Louisiana. Sites outside of the United States are still being considered, and the site selection and capital investment are subject to approval by Nucor’s board of directors. When completed, the first phase of the facility is expected to produce 3,000,000 tons of pig iron annually, employing the latest technologies to reduce emissions. If the project is ultimately built in the U.S., it would be the first domestic greenfield pig iron facility built in more than 30 years.

50753 NUC 2008 Annual Report R8.indd 19

20	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Nucor and affiliates are manufacturers of steel and steel products with operating facilities and customers primarily located in North America. Additionally, Nucor is a scrap processor and broker and is North America’s largest recycler. Nucor reports its results in three segments: steel mills, steel products and raw materials.

Principal products from the steel mills segment are hot-rolled steel (angles, rounds, flats, channels, sheet, wide-flange beams, pilings, billets, blooms, beam blanks and plate) and cold-rolled steel. Principal products from the steel products segment are steel joists and joist girders, steel deck, fabricated concrete reinforcing steel; cold finish steel, steel fasteners, metal building systems; light gauge steel framing; steel grating and expanded metal; and wire and wire mesh. The raw materials segment produces direct reduced iron used by the steel mills; brokers ferrous and nonferrous metals, pig iron and other scrap substitutes; supplies ferro-alloys; and processes ferrous and nonferrous scrap.

Hot-rolled steel is manufactured principally from scrap, utilizing electric arc furnaces, continuous casting and automated rolling mills. In 2008, approximately 81% of the tons sold by the raw materials segment were consumed internally by the steel mills segment; the remaining tons were sold to non-affiliated customers. Cold-rolled steel, cold finished steel, steel joists and joist girders, fabricated concrete reinforcing steel, steel fasteners, grating and expanded metal, wire and wire mesh are manufactured by further processing of hot-rolled steel. Steel deck, light gauge framing and wire mesh are manufactured from cold-rolled and cold-drawn steel. In 2008, approximately 89% of the steel mills segment production was sold to non-affiliated customers; the remainder was used internally by the steel products segment.

During the last five years, Nucor’s sales have increased over 277% from $6.27 billion in 2003 to $23.66 billion in 2008. Average sales price per ton increased 162% from $359 in 2003 to $940 in 2008. Total tons sold to external customers have increased 44% from 17,473,000 tons in 2003 to 25,187,000 tons in 2008. This growth has been generated through acquisitions (the most significant of which are the Harris Steel Group, Inc. in 2007 and The David J. Joseph Company in 2008 and their related affiliates), optimizing existing operations and developing traditional greenfield projects using new technologies. For the seventh consecutive year, Nucor achieved record sales in 2008 due to historically high selling prices and shipments. Nucor also achieved record net earnings in 2008.

50753 NUC 2008 Annual Report R8.indd    20

In recent years, we have strengthened Nucor’s position as North America’s most diversified steel producer. With this product line diversity, Nucor’s short-term performance is not tied to any one market. This diversity has been a significant factor in Nucor’s ability to maintain profitability every year since 1966.

COMPARISON OF 2008 TO 2007

NET SALES

Net sales to external customers by segment for 2008 and 2007 were as follows:

(in thousands)
Year Ended December 31,	2008	2007	% Change

Steel mills	$16,477,900	$13,311,212	24%
Steel products	4,339,524	3,051,648	42%
Raw materials	2,403,075	—	—
All other	442,825	230,116	92%

Total net sales to external customers	$23,663,324	$16,592,976	43%

Net sales for 2008 increased 43% over the prior year due to the strength of the first nine months of the year. The average sales price per ton increased 30% from $723 in 2007 to $940 in 2008, while total shipments to outside customers increased 10%. The fourth quarter average sales price per ton decreased 13% from the third quarter, accompanied by a 36% decrease in tons shipped to outside customers.

In the steel mills segment, production and sales tons were as follows:

(in thousands)
Year Ended December 31,	2008	2007	% Change

Steel production	20,446	22,089	-7%

Outside steel shipments	18,185	20,235	-10%
Inside steel shipments	2,747	2,112	30%

Total steel shipments	20,932	22,347	-6%

Net sales to external customers increased 24% due to a 38% increase in the average sales price per ton from $659 in 2007 to $907 in 2008, partially offset by a 10% decrease in steel sales to outside customers. Although outside steel shipments decreased 10%, total production levels at the steel mills only decreased 7% due to an increase in the tons supplied to Nucor’s downstream businesses. Steel consumed internally by the steel products segment increased due to the acquisitions made in 2007 and 2008.

50753 NUC 2008 Annual Report R8.indd 21

Net sales to external customers in the steel products segment increased 42% over 2007. Approximately 60% of the increase is due to increased volume, primarily attributable to the acquisitions of Harris Steel in March 2007, Magnatrax Corporation in August 2007 and Ambassador Steel Corporation in August 2008. The increased sales for the segment were also due to a 16% increase in the average selling price per ton.

Approximately 77% of outside sales in the raw materials segment in 2008 were from brokerage operations of DJJ, and approximately 22% of the outside sales were from the scrap processing facilities. Prior to the acquisition of DJJ in February 2008, there were no outside sales of raw materials.

In 2008 and 2007, the “All other” category includes the steel trading businesses that Nucor owns through Harris Steel. The year-over-year increases in sales are due to Nucor owning Harris Steel for all of 2008 versus only a portion of 2007 (since March), combined with increased sales prices per ton.

GROSS MARGIN

In 2008, Nucor recorded gross margins of $4.05 billion (17%) compared to $3.13 billion (19%) in 2007. The year-over-year dollar increase was due to the increased average selling price per ton for all products and the significant acquisitions made by Nucor in the last two years. The decrease in our gross margin percentage was due to the following factors:

•

The cost of raw materials, including scrap and energy, continued to escalate. In the steel mills segment, the average price of raw materials used increased approximately 54% in 2008, primarily due to the increased cost of scrap and scrap substitutes, our main raw materials. The average scrap and scrap substitute cost per ton used in our steel mills segment increased 58% from $278 in 2007 to $438 in 2008. Total energy costs per ton increased $6 from 2007 to 2008 as natural gas prices increased 21% and electricity prices increased 14%. Due to the efficiency of Nucor’s steel mills, energy costs remained less than 6% of the sales dollar in 2008 and 2007. In the steel products segment, the average price of raw materials used increased 21% over the prior year.

•

As a result of these increased raw material and energy costs, Nucor incurred a LIFO charge of $341.8 million in 2008, compared with a charge of $194.3 million in 2007. Nucor also recorded $48.9 million in charges to write down inventories to the lower of cost or market in 2008 (none in 2007).

•

DJJ’s business of collecting and processing ferrous and nonferrous materials for resale typically operates at lower margins than Nucor has historically experienced as a manufacturer of steel and steel products.

•

Amortization expense increased from $24.4 million in 2007 to $69.4 million in 2008. The increase is due to the acquisitions that occurred in 2008, which resulted in approximately $593.7 million of additional amortizable intangible assets, and the recording of a full year of amortization expense on the intangible assets acquired in 2007.

•

Pre-operating and start-up costs of new facilities increased to $128.6 million in 2008, compared with $56.1 million in 2007. In 2008, these costs related to the HIsmelt project in Australia, the construction of our SBQ mill in Memphis, Tennessee, the start-up of our Castrip facility in Blytheville, Arkansas, the construction of a galvanizing line at our Decatur, Alabama, plant and the start-up of our building systems plant in Brigham City, Utah. In 2007, these costs primarily related to the HIsmelt project, the construction of our Memphis SBQ mill and the start-up of the Utah building systems plant. Nucor defines pre-operating and start-up costs, all of which are expensed, as the losses attributable to facilities or major projects that are either under construction or in the early stages of operation. Once these facilities or projects have attained a utilization rate that is consistent with our similar operating facilities, they are no longer considered by Nucor to be in start-up.

MARKETING, ADMINISTRATIVE AND OTHER EXPENSES

The major components of marketing, administrative and other expenses are freight and profit sharing costs. Unit freight costs increased 14% from 2007 to 2008, primarily due to higher fuel costs. Profit sharing costs, which are based upon and fluctuate with pre-tax earnings, increased approximately 26% from 2007 to 2008. In 2008, profit sharing costs included $281.3 million for contributions to a Profit Sharing and Retirement Savings Plan for qualified employees, compared with $229.9 million in 2007. Profit sharing costs in 2008 included an additional $36.2 million in extraordinary bonuses paid to employees for the achievement of record earnings during the year. Profit sharing costs also fluctuate based on Nucor’s achievement of certain financial performance goals, including comparisons of Nucor’s financial performance to peers in the steel industry and to other high-performing companies. Stock-based compensation included in marketing, administrative and other expenses increased 5% to $18.1 million in 2008 compared with $17.3 million in 2007. Since stock-based compensation is impacted by changes in Nucor’s stock price and net earnings, the 24% increase in Nucor’s net earnings was offset by the 22% decrease in the stock price.

50753 NUC 2008 Annual Report R8.indd 22

IMPAIRMENT OF NON-CURRENT ASSETS

In 2008, Nucor recorded $105.2 million in charges for impairment of non-current assets. Approximately $84.8 million of the impairment charge is for the impairment of our investment in the HIsmelt joint venture in Australia. The HIsmelt process is a blast furnace replacement technology that has the potential to be a hot-metal source for electric arc furnaces. In December 2008, production at the HIsmelt plant was suspended due to market conditions. Given the uncertain outlook for the pig iron market and the fact that the technology is not yet fully commercialized, management decided it was appropriate to recognize an impairment of this investment.

INTEREST EXPENSE (INCOME)

Net interest expense is detailed below:

(in thousands)
Year Ended December 31,	2008	2007

Interest expense	$134,554	$51,106
Interest income	(44,071)	(45,637)

Interest expense, net	$90,483	$5,469

Gross interest expense more than doubled from 2007 to 2008, primarily due to increased average debt outstanding, accompanied by increased average interest rates. Nucor has issued $2.3 billion in notes since the beginning of the fourth quarter of 2007 at rates slightly higher than the majority of our pre-existing debt. Gross interest income decreased approximately 3%, primarily due to a significant decrease in the average interest rate earned on investments. The decrease in rates was offset by a 41% increase in average investments attributable to cash received from the issuance of debt and equity during the second quarter of 2008 and decreased stock repurchase activity as compared to 2007.

MINORITY INTERESTS

Minority interests represent the income attributable to the minority partners of Nucor’s joint ventures: Nucor-Yamato Steel Company (“NYS”), Novosteel S.A. and Barker Steel Company, of which Nucor owns 51%, 75% and 90%, respectively. The 7% increase in minority interests was primarily attributable to the increased earnings of NYS in the first half of the year, which were due to the strength of the structural steel market. Under the NYS limited partnership agreement, the minimum amount of cash to be distributed each year to the partners is the amount needed by each partner to pay applicable U.S. federal and state income taxes. In some years the amount of cash distributed to minority interests exceeds amounts allocated to minority interests based on mutual agreement of the general partners; however, the cumulative amount of cash distributed to partners is less than the cumulative net earnings of the partnership.

PROVISION FOR INCOME TAXES

Nucor had an effective tax rate of 34.38% in 2008 compared with 34.68% in 2007. In 2008, Nucor recorded refundable state income tax credits of $6.1 million ($10.7 million in 2007).

NET EARNINGS AND RETURN ON EQUITY

Net earnings and earnings per share for 2008 increased 24% and 21%, respectively, to a record $1.83 billion and $5.98 per diluted share, compared with $1.47 billion and $4.94 per diluted share in 2007. Net earnings as a percentage of net sales were 7.7% in 2008 compared with 8.9% in 2007. The 21% increase in earnings per share also reflects the effect of the public offering of approximately 27.7 million common shares in the second quarter of 2008. Return on average stockholders’ equity was 28.1% and 29.5% in 2008 and 2007, respectively.

50753 NUC 2008 Annual Report R8.indd 23

COMPARISON OF 2007 TO 2006

NET SALES

Net sales to external customers by segment for the years ended December 31, 2007 and December 31, 2006 were as follows:

			(in thousands)
Year Ended December 31,	2007	2006	% Change

Steel mills	$13,311,212	$13,025,123	2%
Steel products	3,051,648	1,726,147	77%
Raw materials	—	—	—
All other	230,116	—	—

Total net sales to external customers	$16,592,976	$14,751,270	12%

Net sales for 2007 increased 12% over the prior year due to an 8% increase in the average sales price per ton from $667 in 2006 to $723 in 2007, combined with a 4% increase in total tons shipped to outside customers.

In the steel mills segment, net sales to external customers increased 2% due to a 4% increase in average selling prices from $631 in 2006 to $659 in 2007, which was slightly offset by lower volume.

Net sales to external customers in the steel products segment increased 77% over 2006. Approximately 90% of this increase was due to the acquisitions of Harris Steel and Magnatrax in 2007. Approximately two-thirds of the remaining increase was due to higher average selling prices, with the remaining increase due to increased volume.

GROSS MARGIN

In 2007, Nucor recorded gross margins of $3.13 billion (19%), compared to $3.47 billion (24%) in 2006. The decrease in our year-over-year dollars and gross margin percentage was due principally to the following factors:

•

The average price of raw materials increased 13% in the steel mills segment and increased 9% in the steel products segment from 2006 to 2007. The average scrap and scrap substitute cost per ton used in our steel mills segment increased 13% from $246 in 2006 to $278 in 2007.

•	Nucor incurred a LIFO charge of $194.3 million in 2007, compared with a charge of $5.4 million in 2006.

•

Total energy costs per ton remained flat from 2006 to 2007 as decreases in natural gas prices offset increases in electricity prices. Energy costs remained less than 10% of the sales dollar in 2007 and 2006. The settlement of natural gas hedging transactions decreased gross margin by approximately $18.0 million in 2007 and $6.8 million in 2006.

•

Amortization expense increased from $1.3 million in 2006 to $24.4 million in 2007. The increase is due to the acquisitions that occurred in 2007, which resulted in approximately $489.3 million of amortizable intangible assets.

•

Pre-operating and start-up costs of new facilities increased to $56.1 million in 2007, compared with $49.1 million in 2006. In 2007, these costs primarily related to the HIsmelt project, the construction of our SBQ mill in Memphis, Tennessee, and the startup of our building systems plant in Brigham City, Utah. In 2006, these costs primarily related to the refurbishment and start-up of our DRI facility in Trinidad and to the Hlsmelt project.

MARKETING, ADMINISTRATIVE AND OTHER EXPENSES

Unit freight costs increased 3% from 2006 to 2007, primarily due to higher fuel costs. Profit sharing costs, which are based upon and fluctuate with pre-tax earnings, decreased approximately 22% from 2006 to 2007. In 2007, profit sharing costs included $229.9 million for contributions to a Profit Sharing and Retirement Savings Plan for qualified employees, compared with $272.6 million in 2006. Profit sharing costs in 2006 included an additional $23.8 million in extraordinary bonuses paid to employees for the achievement of record earnings during the year. Stock-based compensation included in marketing, administrative and other expenses remained flat at $17.3 million in 2007 compared with $17.1 million in 2006. Since stock-based compensation is impacted by changes in Nucor’s stock price and net earnings, the 16% decrease in Nucor’s net earnings was offset by the 8% increase in the stock price.

50753 NUC 2008 Annual Report R8.indd 24

INTEREST EXPENSE (INCOME)

Net interest expense (income) is detailed below:

	(in thousands)
Year ended December 31,	2007	2006

Interest expense	$51,106	$40,351
Interest income	(45,637)	(77,716)

Interest expense (income), net	$5,469	$(37,365)

Gross interest expense increased approximately 27%, primarily due to increased average debt outstanding, accompanied by increased average interest rates. During the fourth quarter of 2007, Nucor issued $1.3 billion in notes at rates slightly higher than the majority of the existing debt. Gross interest income decreased 41%, primarily due to a decrease in average investments, partially offset by an increase in the average interest rate earned on investments. Average investments decreased 50% due to the cash payments of $1.54 billion for acquisitions and $754.0 million for repurchases of common stock during the year.

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

NET EARNINGS AND RETURN ON EQUITY

Net earnings and earnings per share for 2007 decreased 16% and 13%, respectively, to $1.47 billion and $4.94 per diluted share, compared with $1.76 billion and $5.68 per diluted share in 2006. Net earnings as a percentage of net sales were 8.9% in 2007 compared with 11.9% in 2006. The 13% decrease in earnings per share also reflects the effect of repurchasing approximately 14.1 million shares of outstanding common stock during 2007. Return on average stockholders’ equity was 29.5% and 38.3% in 2007 and 2006, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities provide us with a significant source of liquidity. When needed, we also have external short-term financing sources available including the issuance of commercial paper and borrowings under our bank credit facilities. We also issue long-term debt from time to time. We have earned long-term debt ratings of A+ by Standard and Poor’s and A1 by Moody’s Investors Services, the highest ratings of any metals and mining company in North America. We believe our strong financial position and our industry-high credit ratings provide us with the ability to obtain additional capital on a cost-effective basis.

We anticipate that cash flows from operations and our existing borrowing capacity will be sufficient to fund expected normal operating costs, working capital, dividends and capital expenditures for our existing facilities. Any future significant acquisitions could require additional financing from external sources.

During 2008, cash and cash equivalents increased 69% to $2.36 billion, and working capital increased 30% to $4.54 billion. In 2007, short-term investments consisted solely of variable rate demand notes (“VRDNs”), which are variable rate bonds tied to short-term interest rates, but with stated maturities in excess of 90 days.

	(in thousands)
December 31,	2008	2007

Cash and cash equivalents	$2,355,130	$1,393,943
Short-term investments	—	182,450
Working capital	4,543,294	3,491,213
Current ratio	3.5	3.2

50753 NUC 2008 Annual Report R8.indd 25

The current ratio increased to 3.5 at December 31, 2008 compared with 3.2 at December 31, 2007. Approximately $202.1 million and $232.2 million of the cash and cash equivalents position at December 31, 2008 and December 31, 2007, respectively, was held by our majority-owned joint ventures. We have a simple capital structure with no off-balance sheet arrangements or relationships with unconsolidated special purpose entities.

OPERATING ACTIVITIES

Nucor generated cash provided by operating activities of a record $2.50 billion in 2008 compared with $1.94 billion in 2007, an increase of 29%. This increase was primarily the result of the 24% increase in net earnings. In addition, changes in operating assets and liabilities (exclusive of acquisitions) used cash of $71.4 million in 2008 compared with $202.5 million cash used in 2007. Accounts receivable and accounts payable decreased in 2008, primarily due to weaker market conditions in the fourth quarter. Inventories increased in 2008, primarily due to the significant increase in raw material costs and to the increased tons in inventory. In the fourth quarter, Nucor experienced a rapid fall-off in sales due to weaker market conditions. Since pig iron and certain grades of scrap have lead times of four to six months, dramatically reduced sales volumes resulted in the accumulation of increased tons of inventories ordered at peak market prices.

INVESTING ACTIVITIES

Our business is capital intensive; therefore, cash used in investing activities represents capital expenditures for new facilities, the expansion and upgrading of existing facilities, and the acquisition of other companies. Additionally, the cash used in investing activities includes investments in joint ventures and purchases of and proceeds from the sale of investments. Cash used in investing activities increased to $3.32 billion in 2008 compared with $856.1 million in 2007. Nucor invested $1.02 billion in new facilities (exclusive of acquisitions) and expansion or upgrading of existing facilities in 2008 compared with $520.4 million in 2007, an increase of 96%.

Nucor has made significant acquisitions in the past two years, using cash of $1.83 billion in 2008 and $1.54 billion in 2007. The two largest acquisitions were DJJ in 2008 and Harris Steel in 2007. Nucor has since used DJJ and Harris Steel as growth platforms for the raw materials and steel products segments, respectively. In 2008, Nucor acquired 50% of the stock of Duferdofin-Nucor S.r.l. for $667.0 million. In the first quarter of 2007, Nucor sold its interest in Ferro Gusa Carajás S. A., a pig iron joint venture in northern Brazil, to its partner, Companhia Vale do Rio Doce.

FINANCING ACTIVITIES

Cash provided by financing activities was $1.78 billion in 2008 compared with cash used in financing activities of $470.9 million in 2007. In June 2008, Nucor issued $1 billion in debt in three tranches: $250 million in 5% notes due in 2013, $500 million of 5.85% notes due in 2018 and $250 million in 6.4% notes due in 2037. In November 2007, Nucor issued $1.3 billion in debt in three tranches: $300 million in 5% notes due in 2012, $600 million of 5.75% notes due in 2017 and $400 million of 6.4% notes due in 2037.

In May 2008, Nucor completed a public offering of approximately 27.7 million common shares at an offering price of $74.00 per share. Net proceeds of the common stock offering were approximately $1.99 billion, after deducting underwriting discounts and commissions and offering expenses. Nucor used a portion of the net proceeds from the common stock offering and the issuance of notes to fund the acquisition of Ambassador and other companies as well as the investment in Duferdofin-Nucor. Nucor plans to use the remainder of the net proceeds for general corporate purposes including acquisitions, capital expenditures, working capital requirements and repayment of debt. During 2008, Nucor repurchased approximately 2.8 million shares of Nucor’s common stock at a cost of approximately $124.0 million. Approximately 27.2 million shares remain authorized for repurchase under the Company’s stock repurchase program.

Also in 2008, Nucor increased its base dividends and paid quarterly supplemental dividends, resulting in dividend payments of $658.1 million compared to $726.1 million in 2007.

The percentage of long-term debt to total capital (long-term debt plus minority interests plus stockholders’ equity) was 28% and 29% at year-end 2008 and 2007, respectively.

In June 2008, Nucor received increased commitments under its existing five-year unsecured revolving credit facility to provide up to $1.3 billion in revolving loans. This multi-year credit agreement matures in November 2012 and was further amended in June to allow up to $200 million in additional commitments at Nucor’s election in accordance with the terms set forth in the credit agreement. Up to the equivalent of $850 million of the credit facility will be available for foreign currency loans, and up to $500 million is available for the issuance of letters of credit. No borrowings were outstanding under the credit facility as of December 31, 2008

50753 NUC 2008 Annual Report R8.indd 26

MARKET RISK

The majority of Nucor’s industrial revenue bonds (“IDRBs”) have variable interest rates that are adjusted weekly, with the rate of one IDRB adjusted annually. These IDRBs represent 14% of Nucor’s long-term debt outstanding at December 31, 2008. The remaining 86% of Nucor’s long-term debt is at fixed rates. Future changes in interest rates are not expected to significantly impact earnings. From time to time, Nucor makes use of interest rate swaps to manage interest rate risk. As of December 31, 2008, there were no such contracts outstanding. Nucor’s investment practice is to invest in securities that are highly liquid with short maturities. As a result, we do not expect changes in interest rates to have a significant impact on the value of our investment securities.

Nucor also uses derivative financial instruments from time to time to partially manage its exposure to price risk related to natural gas purchases used in the production process as well as copper and aluminum purchased for resale to its customers. In addition, Nucor uses forward foreign exchange contracts from time to time to hedge cash flows associated with certain assets and liabilities, firm commitments and anticipated transactions. Nucor generally does not enter into derivative instruments for any purpose other than hedging the cash flows associated with specific volumes of commodities that will be purchased and processed in future periods and hedging the exposures related to changes in the fair value of outstanding fixed rate debt instruments and foreign currency transactions. Nucor recognizes all derivative instruments in the consolidated balance sheets at fair value.

Prior to the acquisition of Harris Steel, Nucor was principally a domestic manufacturer of steel and steel products with customers located primarily in the U.S. Nucor was exposed to currency fluctuations, however, due to its joint ventures in Brazil and Australia and the direct reduced iron facility in Trinidad. When the Company entered into the agreement to acquire Harris Steel in January 2007, Nucor became exposed to Canadian currency fluctuations and hedged a portion of the exposure associated with the closing of the transaction in March 2007. Similarly, when the Company entered into the agreement to acquire 50% of the stock of Duferdofin-Nucor in 2008, Nucor became exposed to Euro currency fluctuations and hedged the exposure associated with the closing of the transaction in July 2008. Nucor has not hedged any other foreign currency exposure. The Company continues to be exposed to foreign currency risk through its operations in Canada, Europe, Trinidad and Australia.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following table sets forth our contractual obligations and other commercial commitments as of December 31, 2008 for the periods presented:

					(in thousands)
	Payments Due By Period
Contractual Obligations	Total	2009	2010 - 2011	2012 - 2013	2014 and thereafter
Long-term debt	$3,266,600	$180,400	$—	$900,000	$2,186,200
Estimated interest on long-term debt(1)	2,088,006	160,461	310,336	265,466	1,351,743
Operating leases	151,558	40,908	54,422	25,200	31,028
Raw material purchase commitments(2)	2,316,930	782,685	833,507	535,886	164,852
Utility purchase commitments (2)	1,126,710	225,261	237,097	88,271	576,081
Other unconditional purchase obligations(3)	124,149	115,536	8,613	—	—
Other long-term obligations(4)	271,735	144,546	18,008	6,843	102,338

Total contractual obligations	$9,345,688	$1,649,797	$1,461,983	$1,821,666	$4,412,242

(1)	Interest is estimated using applicable rates at December 31, 2008 for Nucor’s outstanding fixed and variable rate debt.
(2)	Nucor enters into contracts for the purchase of scrap and scrap substitutes, iron ore, electricity, natural gas and other raw materials and related services. These contracts include multi-year commitments and minimum annual purchase requirements and are valued at prices in effect on December 31, 2008 or according to the contract language. These contracts are part of normal operations and are reflected in historical operating cash flow trends. We do not believe such commitments will adversely affect our liquidity position.
(3)	Purchase obligations include commitments for capital expenditures on operating machinery and equipment.
(4)	Other long-term obligations include amounts associated with Nucor’s early retiree medical benefits and management compensation.
Note:	In addition to the amounts shown in the table above, $87.7 million of unrecognized tax benefits have been recorded as liabilities in accordance with FIN 48, and we are uncertain as to if or when such amounts may be settled. Related to these unrecognized tax benefits, we have also recorded a liability for potential penalties and interest of $22.9 million at December 31, 2008.

DIVIDENDS

Nucor has increased its base cash dividend every year since it began paying dividends in 1973. In 2008, in addition to increasing the base dividend, the board of directors approved a supplemental dividend in each of the first three quarters based on Nucor’s strong performance. Nucor paid dividends of $2.17 per share in 2008 compared with $2.43 per share in 2007. In December 2008, the board of directors increased the base quarterly dividend by 9% to $0.35 per share and suspended the supplemental dividend. The

50753 NUC 2008 Annual Report R8.indd 27

base quarterly dividend has more than tripled since the end of 2007. In February 2009, the board of directors declared Nucor’s 144th consecutive quarterly cash dividend of $0.35 per share payable on May 12, 2009 to stockholders of record on March 31, 2009.

OUTLOOK

Entering the first quarter of 2009, market conditions remain as challenging as they were in the fourth quarter of 2008. The global economy is still severely impacted by the ongoing credit crunch. In addition to weakened end-use demand, many customers continue to reduce their steel inventories due to liquidity concerns. The economic downturn has now severely impacted the construction markets, which represent a significant percentage of sales for our steel mills and steel products segments. With dramatically lower production rates for the fourth quarter continuing into the first quarter of 2009, our larger mills have higher-cost scrap and scrap substitute inventories yet to be consumed. These iron units – predominantly pig iron at our sheet mills – were purchased prior to the collapse in the economy and scrap pricing last fall. Since pig iron and certain grades of scrap have lead times of four to six months, dramatically reduced sales volumes resulted in the accumulation of increased tons of inventories ordered at peak market prices. Although we will have to work through these excess and higher-priced inventories, we will continue to benefit from Nucor’s variable cost structure, including the variable costs of raw materials, labor and energy.

No one knows the depth and duration of the downturn that began so abruptly last fall, and it is very unclear whether any of the government actions taken so far will yield any meaningful improvement in economic activity. The current economic and steel market conditions are unprecedented. At the same time, we believe the current downturn is likely to present unusually attractive growth opportunities to a company that is in Nucor’s position of strength.

Capital expenditures are currently projected to be approximately $400 million in 2009, a 61% decrease over our capital expenditures in 2008. Last year’s capital spending was increased by significant outlays for several greenfield projects, including the SBQ bar mill in Memphis, the Decatur sheet mill’s galvanizing facility and the Castrip plant in Arkansas. With construction of these projects substantially completed, our capital spending for 2009 is expected to decline; however, we continue to invest capital in our core operations to keep them state-of-the-art and globally competitive. Work also continues on our potential project to build a state-of-the-art iron making facility in either Louisiana or an overseas location. The site selection and capital investment are subject to approval by Nucor’s board of directors. The facility is expected to produce 3,000,000 tons of pig iron annually, employing the latest technologies to reduce emissions. If the project is ultimately built in the U.S., it would be the first domestic greenfield pig iron facility built in more than 30 years.

Discussions between Sidenor S.A. and Nucor concerning the possible formation of a joint venture for the production and distribution of long steel products and plate in the Balkans, Turkey, Cyprus and North Africa have been delayed due to the current turmoil in the world financial markets.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end, and the reported amount of revenues and expenses during the year. On an ongoing basis, we evaluate our estimates, including those related to the valuation allowances for receivables; the carrying value of non-current assets; reserves for environmental obligations; and income taxes. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Accordingly, actual costs could differ materially from these estimates under different assumptions or conditions.

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

50753 NUC 2008 Annual Report R8.indd 28

INVENTORIES

Inventories are stated at the lower of cost or market. All inventories held by the parent company and Nucor-Yamato Steel Company are valued using the last-in, first-out (LIFO) method of accounting except for supplies that are consumed indirectly in the production process, which are valued using the first-in, first-out (FIFO) method of accounting. All inventories held by the parent company’s other subsidiaries are valued using the FIFO method of accounting. The Company records any amount required to reduce the carrying value of inventory to net realizable value as a charge to cost of products sold.

ASSET IMPAIRMENTS

We evaluate the impairment of our property, plant and equipment and finite-lived intangible assets on an individual asset basis or at the lowest level asset grouping for which cash flows can be separately identified. Asset impairments are assessed whenever changes in circumstances indicate that the carrying amounts of those productive assets exceed their projected undiscounted cash flows. When it is determined that an impairment exists, the related assets are written down to estimated fair market value.

GOODWILL

Goodwill is tested annually for impairment and whenever events or circumstances change that would make it more likely than not that an impairment may have occurred. We perform our annual impairment analysis as of the first day of the fourth quarter each year. The evaluation of impairment involves comparing the current fair value of each reporting unit to the recorded value, including goodwill. Nucor uses a discounted cash flow model to determine the current fair value of its reporting units. A number of significant assumptions and estimates are involved in the application of the discounted cash flow model to forecast operating cash flows, including markets and market share, sales volumes and prices, costs to produce, discount rate and estimated capital needs. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. While we currently believe that the fair value of our reporting units exceeds the carrying value, materially different assumptions regarding future performance could result in significant impairment charges in future periods. Our Buildings Group and Cold Finish reporting units are currently the reporting units impacted the most by changes in assumptions. We continue to believe that their fair value is in excess of book value but we will continue to monitor them closely should market conditions or other assumptions further deteriorate.

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

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 2 to our consolidated financial statements for a discussion of new accounting pronouncements adopted by Nucor during 2008 and the expected financial impact of accounting pronouncements recently issued or proposed but not yet required to be adopted.

50753 NUC 2008 Annual Report R8.indd 29

FIVE-YEAR FINANCIAL REVIEW	33

(dollar amounts in thousands, except per share data)

	2008	2007	2006	2005	2004

FOR THE YEAR

Net sales	$23,663,324	$16,592,976	$14,751,270	$12,700,999	$11,376,828

Costs, expenses and other: Cost of products sold	19,612,283	13,462,927	11,284,606	10,108,805	9,174,611

Marketing, administrative and other expenses	750,984	577,764	592,473	459,460	374,730

Impairment of non-current assets	105,183	—	—	—	—

Interest expense (income), net	90,483	5,469	(37,365)	4,201	22,352

Minority interests	313,921	293,501	219,121	110,650	80,840

Other income	—	—	—	(9,200)	(1,596)

	20,872,854	14,339,661	12,058,835	10,673,916	9,650,937

Earnings before income taxes	2,790,470	2,253,315	2,692,435	2,027,083	1,725,891

Provision for income taxes	959,480	781,368	935,653	709,834	607,906

Net earnings	1,830,990	1,471,947	1,756,782	1,317,249	1,117,985

Net earnings per share:

Basic	6.01	4.98	5.73	4.19	3.53

Diluted	5.98	4.94	5.68	4.15	3.50

Dividends declared per share	1.91	2.44	2.15	0.93	0.24

Percentage of net earnings to net sales	7.7%	8.9%	11.9%	10.4%	9.8%

Return on average equity	28.1%	29.5%	38.3%	33.8%	38.2%

Capital expenditures	1,018,980	520,353	338,404	331,466	285,925

Acquisitions (net of cash acquired)	1,826,030	1,542,666	223,920	154,864	169,646

Depreciation	479,484	403,172	363,936	375,054	383,305

Sales per employee	1,155	1,085	1,273	1,159	1,107

AT YEAR-END

Current assets	$ 6,397,486	$ 5,073,249	$ 4,683,065	$ 4,081,611	$ 3,182,132

Current liabilities	1,854,192	1,582,036	1,421,917	1,228,618	1,042,776

Working capital	4,543,294	3,491,213	3,261,148	2,852,993	2,139,356

Cash provided by operating activities	2,498,728	1,935,306	2,251,233	2,136,615	1,024,756

Current ratio	3.5	3.2	3.3	3.3	3.1

Property, plant and equipment, net	4,131,861	3,232,998	2,856,415	2,855,717	2,818,307

Total assets	13,874,443	9,826,122	7,893,018	7,148,845	6,140,391

Long-term debt	3,266,600	2,250,300	922,300	923,550	923,550

Percentage of debt to capital	28.3%	29.4%	15.3%	17.0%	20.2%

Stockholders’ equity	7,929,204	5,112,917	4,857,351	4,312,049	3,481,281

Per share	25.25	17.75	16.14	13.90	10.91

Shares outstanding	313,977	287,993	300,949	310,220	319,024

Employees	21,700	18,000	11,900	11,300	10,600

50753 NUC 2008 Annual Report R8.indd    33

34	MANAGEMENT’S REPORT

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

Management assessed the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2008. In making this assessment, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Our evaluation did not include the internal controls over financial reporting of The David J. Joseph Company, which was acquired on February 28, 2008. Total assets and total sales for the acquisition represent 13.3% and 10.2%, respectively, of the related consolidated financial statement amounts as of and for the fiscal year ended December 31, 2008.

Based on its assessment, management concluded that Nucor’s internal control over financial reporting was effective as of December 31, 2008. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2008 as stated in their report which is included herein.

50753 NUC 2008 Annual Report R8.indd    34

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Nucor Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Nucor Corporation and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 2 and 20 to the consolidated financial statements, Nucor Corporation changed the manner in which it accounts for uncertain tax positions in fiscal 2007.

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

As described in Management’s Report on Internal Control Over Financial Reporting, management has excluded The David J. Joseph Company from its assessment of internal control over financial reporting as of December 31, 2008 because it was acquired by the Company in a purchase business combination during 2008. We have also excluded The David J. Joseph Company from our audit of internal control over financial reporting. The David J. Joseph Company is a wholly owned subsidiary whose total assets and total sales represent 13.3% and 10.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2008.

PricewaterhouseCoopers LLP
Charlotte, North Carolina
February 17, 2009

50753 NUC 2008 Annual Report R8.indd    35

36	CONSOLIDATED BALANCE SHEETS

CONSOLIDATED BALANCE SHEETS	(in thousands	)

December 31,	2008	2007

ASSETS

CURRENT ASSETS:

Cash and cash equivalents (Note 15)	$2,355,130	$1,393,943

Short-term investments (Notes 4 and 15)	—	182,450

Accounts receivable, net (Note 5)	1,228,807	1,611,844

Inventories, net (Note 6)	2,408,157	1,601,600

Other current assets (Notes 14, 15 and 20)	405,392	283,412

Total current assets	6,397,486	5,073,249

PROPERTY, PLANT AND EQUIPMENT, NET (Note 7)	4,131,861	3,232,998

GOODWILL (Note 8)	1,732,045	847,887

OTHER INTANGIBLE ASSETS, NET (Note 8)	946,545	469,936

OTHER ASSETS (Notes 1, 9, 11, 14 and 15)	666,506	202,052

TOTAL ASSETS	$13,874,443	$9,826,122

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:

Short-term debt (Note 11)	$8,622	$22,868

Long-term debt due within one year (Note 11)	180,400	—

Accounts payable (Note 10)	534,161	691,668

Federal income taxes payable	199,044	—

Salaries, wages and related accruals (Notes 17 and 18)	580,090	436,352

Accrued expenses and other current liabilities (Notes 10, 14, 15 and 16)	351,875	431,148

Total current liabilities	1,854,192	1,582,036

LONG-TERM DEBT DUE AFTER ONE YEAR (Note 11)	3,086,200	2,250,300

DEFERRED CREDITS AND OTHER LIABILITIES (Notes 14, 15, 16, 17, 18 and 20)	677,370	593,423

MINORITY INTERESTS	327,477	287,446

COMMITMENTS AND CONTINGENCIES (Notes 6 and 16)

STOCKHOLDERS’ EQUITY (Notes 12, 13 and 17):

Common stock	149,628	149,302

Additional paid-in capital	1,629,981	256,406

Retained earnings	7,860,629	6,621,646

Accumulated other comprehensive (loss) income, net of income taxes (Notes 2 and 14)	(190,262)	163,362

	9,449,976	7,190,716

Treasury stock	(1,520,772)	(2,077,799)

Total stockholders’ equity	7,929,204	5,112,917

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$13,874,443	$9,826,122

See notes to consolidated financial statements.

50753 NUC 2008 Annual Report R8.indd    36

CONSOLIDATED STATEMENTS OF EARNINGS	37

CONSOLIDATED STATEMENTS OF EARNINGS	(in thousands, except per share data)
Year Ended December 31,	2008	2007	2006
NET SALES	$23,663,324	$16,592,976	$14,751,270

COSTS, EXPENSES AND OTHER:
Cost of products sold	19,612,283	13,462,927	11,284,606
Marketing, administrative and other expenses	750,984	577,764	592,473
Impairment of non-current assets (Note 9)	105,183	—	—
Interest expense (income), net (Note 19)	90,483	5,469	(37,365)
Minority interests	313,921	293,501	219,121

	20,872,854	14,339,661	12,058,835

EARNINGS BEFORE INCOME TAXES	2,790,470	2,253,315	2,692,435
PROVISION FOR INCOME TAXES (Note 20)	959,480	781,368	935,653

NET EARNINGS	$ 1,830,990	$ 1,471,947	$ 1,756,782

NET EARNINGS PER SHARE (Note 21):

Basic	$6.01	$4.98	$5.73

Diluted	$5.98	$4.94	$5.68

See notes to consolidated financial statements.

50753 NUC 2008 Annual Report R8.indd    37

38	CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY	in thousands, except per share data)

	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	UNEARNED COMPENSATION	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK ( at cost)		TOTAL STOCKHOLDERS’ EQUITY
	Share	Amount					Shares	Amount
BALANCES, December 31, 2005	185,299	$74,120	$191,850	$4,741,372	$(3,287)	$46,600	30,189	$(738,606)	$4,312,049
Comprehensive income:
Net earnings in 2006				1,756,782					1,756,782
Net unrealized loss on hedging derivatives, net of income taxes						(57,900)			(57,900)
Reclassification adjustment for loss on settlement of hedging derivatives included in net income, net of income taxes						4,400			4,400
Foreign currency translation gain, net of income taxes						11,370			11,370

Total comprehensive income									1,714,652
Stock options exercised	1,253	500	36,731						37,231
Issuance of stock under award plans, net of forfeitures	15	6	37,442		3,287		(262)	6,317	47,052
Amortization of unearned compensation			3,900						3,900
Treasury stock acquired							11,248	(599,446)	(599,446)
2-for-1 stock split	185,949	74,380	(74,380)				30,392		—

Cash dividends ($2.15 per share)				(658,087)					(658,087)
BALANCES, December 31, 2006	372,516	149,006	195,543	5,840,067	—	4,470	71,567	(1,331,735)	4,857,351
Comprehensive income:
Net earnings in 2007				1,471,947					1,471,947
Net unrealized loss on hedging derivatives, net of income taxes						(819)			(819)
Reclassification adjustment for loss on settlement of hedging derivatives included in net income, net of income taxes						11,719			11,719
Foreign currency translation gain, net of income taxes						142,971			142,971
Adjustment to early-retiree medical plan, net of income taxes						10,313			10,313
Other						(5,292)			(5,292)

Total comprehensive income									1,630,839
Adjustment to initially apply FIN 48				31,135					31,135
Stock options exercised	609	244	11,759						12,003
Issuance of stock under award plans, net of forfeitures	130	52	43,554				(423)	7,965	51,571
Amortization of unearned compensation			5,550						5,550
Treasury stock acquired							14,118	(754,029)	(754,029)
Cash dividends ($2.44 per share)				(721,503)					(721,503)
BALANCES, December 31, 2007	373,255	149,302	256,406	6,621,646	—	163,362	85,262	(2,077,799)	5,112,917
Comprehensive income:
Net earnings in 2008				1,830,990					1,830,990
Net unrealized loss on hedging derivatives, net of income taxes						(60,137)			(60,137)
Reclassification adjustment for gain on settlement of hedging derivatives included in net income, net of income taxes						(9,863)			(9,863)
Foreign currency translation loss, net of income taxes						(284,199)			(284,199)
Adjustment to early-retiree medical, plan, net of income taxes						575			575

Total comprehensive income									1,477,366
Stock options exercised	553	221	10,490						10,711
Issuance of stock under award plans, net of forfeitures	261	105	46,340				(276)	6,728	53,173
Amortization of unearned compensation			5,025						5,025
Issuance of stock under public equity offering			1,311,720				(27,668)	674,259	1,985,979
Treasury stock acquired							2,774	(123,960)	(123,960)
Cash dividends ($1.91 per share)				(592,007)					(592,007)
BALANCES, December 31, 2008	374,069	$149,628	$1,629,981	$7,860,629	—	$(190,262)	60,092	$(1,520,772)	$7,929,204

See notes to consolidated financial statements.

50753 NUC 2008 Annual Report R8.indd    38

CONSOLIDATED STATEMENTS OF CASH FLOWS	39

CONSOLIDATED STATEMENTS OF CASH FLOWS	(in thousands)
Year Ended December 31,	2008	2007	2006
OPERATING ACTIVITIES
Net earnings	$1,830,990	$1,471,947	$1,756,782
Adjustments:
Depreciation	479,484	403,172	363,936
Amortization	69,423	24,384	1,333
Stock-based compensation	49,873	44,001	40,106
Deferred income taxes	(293,476)	(81,206)	(39,394)
Impairment of non-current assets	105,183	—	—
Minority interests	313,915	293,498	219,107
Settlement of derivative hedges	14,733	(18,019)	(6,793)
Changes in assets and liabilities (exclusive of acquisitions):
Accounts receivable	855,572	(174,326)	(33,878)
Inventories	(364,280)	(102,490)	(143,971)
Accounts payable	(861,334)	57,259	(8,517)
Federal income taxes	278,663	13,332	(7,233)
Salaries, wages and related accruals	129,927	(42,931)	86,475
Other	(109,945)	46,685	23,280

Cash provided by operating activities	2,498,728	1,935,306	2,251,233

INVESTING ACTIVITIES
Capital expenditures	(1,018,980)	(520,353)	(338,404)
Sale of interest in affiliate	—	29,500	—
Investment in affiliates	(720,713)	(31,435)	(34,324)
Disposition of plant and equipment	17,180	2,787	2,177
Acquisitions (net of cash acquired)	(1,826,030)	(1,542,666)	(223,920)
Purchases of investments	(289,423)	(487,395)	(1,082,378)
Proceeds from the sale of investments	499,709	1,687,578	529,105
Proceeds from currency derivative contracts	1,441,862	517,241	—
Settlement of currency derivative contracts	(1,424,291)	(511,394)	—

Cash used in investing activities	(3,320,686)	(856,137)	(1,147,744)

FINANCING ACTIVITIES
Net change in short-term debt (exclusive of acquisitions)	(149,837)	(65,871)	—
Repayment of long-term debt	—	—	(1,250)
Proceeds from issuance of long-term debt, net of discount	989,715	1,322,445	—
Debt issuance costs	(6,937)	(9,200)	—
Issuance of common stock	1,996,690	12,003	37,233
Excess tax benefits from stock-based compensation	10,600	13,000	18,000
Distributions to minority interests	(275,075)	(263,086)	(174,709)
Cash dividends	(658,051)	(726,139)	(577,816)
Acquisition of treasury stock	(123,960)	(754,029)	(599,446)

Cash provided by (used in) financing activities	1,783,145	(470,877)	(1,297,988)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	961,187	608,292	(194,499)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	1,393,943	785,651	980,150

CASH AND CASH EQUIVALENTS – END OF YEAR	$2,355,130	$1,393,943	$ 785,651

See notes to consolidated financial statements.

50753 NUC 2008 Annual Report R8.indd    39

40	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION:

Nature of Operations Nucor is principally a manufacturer of steel and steel products, as well as a scrap processor, with operating facilities and customers primarily located in North America.

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

Other assets include $626.4 million at December 31, 2008 ($146.0 million at December 31, 2007) of equity investments in less than majority-owned domestic and foreign affiliated companies. The results of these investments (excluding impairment charges) are included in marketing, administrative and other expenses and are immaterial for all periods presented. Nucor periodically evaluates its equity investments for potential impairment resulting from declines in value considered to be other than temporary.

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

Short-term Investments Short-term investments are recorded at cost plus accrued interest, which approximates market. Unrealized gains and losses on investments classified as available-for-sale are recorded as a component of accumulated other comprehensive income. Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determination at each balance sheet date.

Inventories Valuation Inventories are stated at the lower of cost or market. Inventories valued using the last-in, first-out (LIFO) method of accounting represent approximately 65% of total inventories as of December 31, 2008 (60% as of December 31, 2007). All inventories held by the parent company and Nucor-Yamato Steel Company are valued using the LIFO method of accounting except for supplies that are consumed indirectly in the production process, which are valued using the first-in, first-out (FIFO) method of accounting. All inventories held by the parent company’s other subsidiaries are valued using the FIFO method of accounting. The Company records any amount required to reduce the carrying value of inventory to net realizable value as a charge to cost of products sold.

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

Goodwill and Other Intangibles Goodwill is the excess of cost over the fair value of net assets of businesses acquired. Goodwill is not amortized but is tested annually for impairment and whenever events or circumstances change that would make it more likely than not that an impairment may have occurred. We perform our annual impairment analysis as of the first day of the fourth quarter each year. The evaluation of impairment involves comparing the current fair value of each reporting unit to the recorded value, including goodwill. Nucor uses a discounted cash flow model to determine the current fair value of its reporting units. A number of significant assumptions and estimates are involved in the application of the discounted cash flow model to forecast operating cash flows, including markets and market share, sales volumes and prices, costs to produce, discount rate and estimated capital needs. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated.

Intangible assets that do not have indefinite lives are amortized over their useful lives and are tested for impairment if certain circumstances indicate an impairment may exist. When it is determined that an impairment exists, the intangible assets are written down to estimated fair value.

50753 NUC 2008 Annual Report R8.indd    40

Derivative Financial Instruments Nucor uses derivative financial instruments from time to time primarily to partially manage its exposure to price risk related to natural gas purchases used in the production process as well as copper and aluminum purchased for resale to its customers. In addition, Nucor uses derivatives from time to time to partially manage its exposure to changes in interest rates on outstanding debt instruments and uses forward foreign exchange contracts to hedge cash flows associated with certain assets and liabilities, firm commitments and anticipated transactions.

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

Freight Costs Internal fleet and some common carrier costs are included in marketing, administrative and other expenses. These costs included in marketing, administrative and other expenses were $99.2 million in 2008 ($81.5 million in 2007 and $73.7 million in 2006). All other freight costs are included in cost of products sold.

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

Stock-Based Compensation Effective January 1, 2006, Nucor adopted SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”), applying the modified prospective approach. As a result, the Company recognizes the cost of stock-based compensation as an expense using fair value measurement methods. The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and experience.

50753 NUC 2008 Annual Report R8.indd 41

Comprehensive (Loss) Income Nucor reports comprehensive income and the changes in accumulated other comprehensive (loss) income in its consolidated statement of stockholders’ equity. Accumulated other comprehensive (loss) income is comprised of the following:

		(in thousands)
December 31,	2008	2007

Foreign currency translation, net of income taxes when applicable	$(135,150)	$149,049
Early retirement medical plan adjustments, net of income taxes	10,888	10,313
Fair market value of derivatives, net of income taxes	(66,000)	4,000

	$(190,262)	$163,362

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

Recent Accounting Pronouncements Effective January 1, 2008, Nucor adopted FASB Statement No. 157, “Fair Value Measurements” (“SFAS 157”), as it applies to financial assets and liabilities, which defines fair value, establishes a framework for measuring fair value and expands disclosures. The adoption of SFAS 157 for financial assets and liabilities did not have a material impact on our consolidated financial statements. See Note 15 for additional information regarding the adoption of this standard.

The provisions of SFAS 157 as it relates to non-financial assets and liabilities are effective for Nucor in 2009. Management is currently evaluating the impact on Nucor’s consolidated financial statements of the adoption of SFAS 157 as it pertains to non-financial assets and liabilities.

In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). While SFAS 141R retains the fundamental requirement that the acquisition method of accounting be used for all business combinations, several significant changes were made, some of which include: the scope of transactions covered; the treatment of transaction costs and subsequent restructuring charges; accounting for in-process research and development, contingent assets and liabilities, and contingent consideration; and how adjustments made to the acquisition accounting after the transaction are reported. For Nucor, this statement applies prospectively to business combinations occurring on or after January 1, 2009. While application of this standard will not impact Nucor’s financial statements for transactions occurring prior to the effective date, its application will have a significant impact on the Company’s accounting for future acquisitions compared to current practices.

Also in December 2007, the FASB issued Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51” (“SFAS 160”), which amends current accounting and reporting for a noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary. This statement provides that a noncontrolling interest in a subsidiary should be reported as equity rather than as a “minority interest” liability and requires that all purchases, sales, issuances and redemptions of ownership interests in a consolidated subsidiary be accounted for as equity transactions if the parent retains a controlling financial interest. SFAS 160 also requires that a gain or loss be recognized when a subsidiary is deconsolidated and, if a parent retains a noncontrolling equity investment in the former subsidiary, that the investment be measured at its fair value. This statement is effective January 1, 2009, and will be applied prospectively except for the presentation and disclosure requirements which are retrospective. As such, the effect of this standard on current noncontrolling interest positions will be limited to financial statement presentation and disclosure, but its adoption will impact the Company’s accounting and disclosure for all transactions involving noncontrolling interests after adoption. The expected amount of minority interest to be reclassified as equity upon adoption of this statement is $327.5 million and $287.4 million as of December 31, 2008 and 2007, respectively.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”), which is effective for Nucor in 2009. SFAS 161 amends SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” and

50753 NUC 2008 Annual Report R8.indd 42

requires enhanced disclosures about a company’s derivative and hedging activities. This standard is not expected to have a material impact on Nucor’s consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position (“FSP”) FAS 142-3, “Determination of the Useful Life of Intangible Assets,” which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible assets under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” This FSP is effective for Nucor in 2009. Application of this FSP is not expected to have a significant impact on Nucor’s consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position (“FSP”) Emerging Issues Task Force (“EITF”) 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” This FSP provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities and shall be included in the computation of both basic and diluted earnings per share. We will adopt the provisions of FSP EITF 03-6-1 on January 1, 2009. Management is currently evaluating the impact of this FSP.

3. ACQUISITIONS:

2008 Nucor completed the acquisition of the stock of SHV North America Corporation, which owns 100% of The David J. Joseph Company (“DJJ”) and related affiliates, for a purchase price of approximately $1.44 billion in February 2008. DJJ has been the broker of ferrous scrap for Nucor since 1969. In addition to its scrap processing and brokerage operations, DJJ owns over 2,000 scrap-related railcars and provides complete fleet management and logistics services to third parties. Since scrap is Nucor’s largest single cost, the acquisition of DJJ provides an ideal growth platform for Nucor to expand our direct ownership in the steel scrap supply chain and further our raw materials strategy.

We obtained independent appraisals for the purpose of allocating the purchase price to the individual assets acquired and liabilities assumed. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed of DJJ as of the date of acquisition:

As of the date of acquisition	(in thousands)

Current assets	$758,748
Property, plant and equipment	288,440
Goodwill	837,378
Other intangible assets	449,167
Other assets	6,211

Total assets acquired	2,339,944

Current liabilities	(696,000)
Long-term debt	(16,300)
Deferred credits and other liabilities	(184,037)

Total liabilities assumed	(896,337)

Net assets acquired	$1,443,607

The purchase price allocation to the identifiable intangible assets is as follows (in thousands, except years):

As of the date of acquisition		Weighted- Average Life

Customer relationships	$389,200	20 years
Trade names	56,200	20 years
Other	3,767	18 years

	$449,167	20 years

50753 NUC 2008 Annual Report R8.indd 43

Approximately $630.9 million of the goodwill has been allocated to the raw materials segment. The remaining $206.5 million of the goodwill has been allocated to the steel mills segment on the basis that certain cost synergies will benefit these businesses (see Note 8).

The results of DJJ have been included in the consolidated financial statements from the date of acquisition. Unaudited pro forma results for Nucor, assuming the acquisition of DJJ occurred at the beginning of each period are as follows:

	(in thousands, except per share data)

December 31,	2008	2007

Net sales	$24,112,311	$18,597,364
Net earnings	1,842,751	1,481,342

Net earnings per share:
Basic	$6.05	$5.01
Diluted	$6.02	$4.97

At the beginning of the second quarter of 2008, Nucor acquired substantially all the assets of Metal Recycling Services Inc. (“MRS”) for approximately $56.6 million. Based in Monroe, North Carolina, MRS, which is now part of DJJ, operates a full-service processing facility and two feeder yards. In April 2008, DJJ acquired substantially all the assets of Galamba Metals Group, which now operates under the Advantage Metals Recycling, LLC (“AMR”) name, for approximately $112.6 million. AMR operates 16 full-service scrap processing facilities in Kansas, Missouri and Arkansas. The cash purchase price of these two acquisitions resulted in goodwill of approximately $29.8 million that has been allocated to the raw materials segment. The purchase price also includes approximately $73.2 million of identifiable intangibles, primarily customer relationships that are being amortized over 20 years.

In August 2008, Nucor’s wholly owned subsidiary, Harris Steel, Inc., acquired all of the issued and outstanding common shares of Ambassador Steel Corporation (“Ambassador”) for a cash purchase price of approximately $185.1 million. At closing, Harris Steel also repaid Ambassador’s bank debt of approximately $135.6 million. Based in Auburn, Indiana, Ambassador is a fabricator and distributor of concrete reinforcing steel and related products. The purchase price includes approximately $71.3 million of goodwill that has been preliminarily allocated to the steel products segment and $60.0 million of identifiable intangibles, primarily customer relationships that are being amortized over 20 years. The purchase price allocation is subject to adjustments as additional information is obtained; however, these adjustments are not expected to be material.

In the steel mills segment, in July 2008, Nucor acquired 50% of the stock of Duferdofin – Nucor S.r.l., for the purchase price of approximately $667.0 million. Duferdofin – Nucor operates a steel melt shop with a bloom/billet caster and two rolling mills in Italy. Nucor accounts for this investment using the equity method (see Note 9).

2007 In 2004, Nucor acquired a one-half interest in the rebar fabricator Harris Steel Inc., the remaining one-half interest of which was owned by Harris Steel Group Inc. (“Harris Steel”). In March 2007, a wholly owned subsidiary of Nucor acquired all of the issued and outstanding shares of Harris Steel for a cash purchase price of Cdn$46.25 per Harris Steel share. The purchase price includes approximately $1.06 billion paid in cash and $68.4 million of short-term debt assumed related to the net assets acquired. Nucor also consolidated an additional $18.2 million of short-term debt related to its previous 50% ownership in Harris Steel Inc. As a result of the acquisition, Nucor has consolidated Harris Steel Inc. which was previously accounted for under the equity method. Harris Steel, which now operates as a subsidiary of Nucor, manufactures industrial products principally in the U.S. and Canada. Harris Steel also participates in steel trading on a worldwide basis and distributes reinforcing steel and related products to U.S. customers.

50753 NUC 2008 Annual Report R8.indd 44

We obtained independent appraisals for the purpose of allocating the purchase price to the individual assets acquired and liabilities assumed. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed of Harris Steel as of the date of acquisition:

As of the date of acquisition	(in thousands)

Current assets	$460,037
Property, plant and equipment	122,187
Goodwill	478,008
Other intangible assets	305,217
Other assets	565

Total assets acquired	1,366,014

Short-term debt	(68,365)
Other current liabilities	(108,862)
Deferred credits and other liabilities	(125,813)
Minority interests	(3,522)

Total liabilities assumed	(306,562)

Net assets acquired	$1,059,452

The purchase price allocation to the identifiable intangible assets is as follows (in thousands, except years):

As of the date of acquisition		Weighted- Average Life

Customer relationships	$271,462	22 years
Trade names	33,755	20 years

	$305,217	22 years

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

50753 NUC 2008 Annual Report R8.indd 45

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

In August 2007, a wholly owned subsidiary of Nucor acquired Magnatrax Corporation, a leading provider of custom-engineered metal building systems with seven fabricating plants located across the U.S. for a cash purchase price of $275.2 million.

In October 2007, Nucor acquired substantially all the assets of Nelson Steel, Inc. (“Nelson”) for a cash purchase price of approximately $53.2 million. Located in New Salem, Pennsylvania, Nelson is a producer of wire mesh and related products.

2006 In November 2006, Nucor’s wholly owned subsidiary, Verco Decking, Inc., purchased substantially all of the assets of Verco Manufacturing Company, a producer of steel floor and roof decking in three locations in the western U.S. for a cash purchase price of approximately $183.5 million.

All Years Other minor acquisitions totaled $81.6 million in 2008 ($98.4 million in 2007 and $43.9 million in 2006). Non-cash investing and financing activities included the assumption of $1.12 billion of liabilities with the acquisitions in 2008 ($457.7 million in 2007 and $26.1 million in 2006).

4. SHORT-TERM INVESTMENTS:

Nucor did not have any short-term investments at December 31, 2008 ($182.5 million at December 31, 2007). The short-term investments held in 2007 consisted entirely of variable rate demand notes (“VRDNs”), which are variable rate bonds tied to short-term interest rates with stated original maturities in excess of 90 days. All of the VRDNs in which Nucor invested were secured by a direct-pay letter of credit issued by a high-credit quality financial institution. Nucor could receive the principal invested and interest accrued thereon no later than seven days after notifying the financial institution that Nucor elected to tender the VRDNs. Since VRDNs trade at par value, no realized or unrealized gains or losses were incurred.

5. ACCOUNTS RECEIVABLE:

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of our customers to make required payments. Accounts receivable are stated net of the allowance for doubtful accounts of $64.9 million at December 31, 2008 ($50.0 million at December 31, 2007 and $38.0 million at December 31, 2006).

6. INVENTORIES:

Inventories consist of approximately 47% raw materials and supplies and 53% finished and semi-finished products at December 31, 2008 (43% and 57%, respectively, at December 31, 2007). Nucor’s manufacturing process is a continuous, vertically integrated process from which products are sold to customers at various stages throughout the process. Since most steel products can be classified as either finished or semi-finished products, these two categories of inventory are combined.

If the FIFO method of accounting had been used, inventories would have been $923.4 million higher at December 31, 2008 ($581.5 million higher at December 31, 2007). Use of the lower of cost or market reduced inventories by $51.3 million at December 31, 2008 ($2.4 million at December 31, 2007).

Nucor has entered into supply agreements for certain raw materials, utilities and other items in the ordinary course of business. These agreements extend into 2035 and total approximately $3.44 billion at December 31, 2008.

50753 NUC 2008 Annual Report R8.indd 46

7. PROPERTY, PLANT AND EQUIPMENT:

	(in thousands)
December 31,	2008	2007

Land and improvements	$363,369	$231,583
Buildings and improvements	720,256	623,961
Machinery and equipment	6,540,426	5,903,335
Construction in process and equipment deposits	859,588	390,790

	8,483,639	7,149,669
Less accumulated depreciation	4,351,778	3,916,671

	$4,131,861	$3,232,998

The estimated useful lives range from four to 10 years for land improvements, nine to 31.5 years for buildings and improvements, and two to 15 years for machinery and equipment.

8. GOODWILL AND OTHER INTANGIBLE ASSETS:

The change in the net carrying amount of goodwill for the years ended December 31, 2008 and 2007 by segment is as follows:

	(in thousands)
	Steel Mills	Steel Products	Raw Materials	All Other	Total

Balance, December 31, 2006	$2,007	$141,258	$—	$—	$143,265
Acquisitions	—	606,637	—	59,389	666,026
Purchase price adjustments of previous acquisitions	—	(15,699)	—	—	(15,699)
Translation		54,295	—	—	54,295

Balance, December 31, 2007	2,007	786,491	—	59,389	847,887
Acquisitions	206,459	38,426	665,075	43,284	953,244
Purchase price adjustments of previous acquisitions	—	5,448	—	269	5,717
Translation	—	(68,204)	—	—	(68,204)
Other	—	(6,599)	—	—	(6,599)

Balance, December 31, 2008	$208,466	$755,562	$665,075	$102,942	$1,732,045

Goodwill resulting from the acquisition of DJJ accounts for almost all of the increase in goodwill in 2008 and is presented based upon Nucor’s final purchase price allocation. Approximately $630.9 million of the goodwill attributable to the acquisition of DJJ has been allocated to the raw materials segment. The remaining $206.5 million of the goodwill has been allocated to the steel mills segment on the basis that certain cost synergies will benefit these businesses. The majority of goodwill is not tax deductible.

Intangible assets with estimated lives of five to 22 years are amortized on a straight-line or accelerated basis and are comprised of the following (in thousands):

	(in thousands)
December 31,	2008		2007
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization

Customer relationships	$897,477	$80,235	$414,514	$20,042
Trademarks and trade names	118,734	7,150	59,431	1,746
Other	27,869	10,150	24,102	6,323

	$1,044,080	$97,535	$498,047	$28,111

Intangible asset amortization expense was $69.4 million in 2008 ($24.4 million in 2007 and $1.3 million in 2006). Annual amortization expense is estimated to be $71.5 million in 2009; $68.9 million in 2010; $65.9 million in 2011; $62.8 million in 2012; and $59.4 million in 2013.

50753 NUC 2008 Annual Report R8.indd 47

9. EQUITY INVESTMENTS:

The carrying value of our equity investments in domestic and foreign companies was $626.4 million at December 31, 2008 ($146.0 million at December 31, 2007) and is recorded in other assets in the consolidated balance sheets.

In July 2008, Nucor acquired a 50% economic and voting interest in Duferdofin-Nucor S.r.l., a steel manufacturer with three structural mills located in Italy. Nucor accounts for the investment in Duferdofin-Nucor (on a one-month lag basis) under the equity method, as control and risk of loss are shared equally between the partners. Nucor’s investment in Duferdofin-Nucor at December 31, 2008 was $581.9 million, comprised primarily of our initial cash investment of $667.0 million less foreign currency translation. Nucor’s 50% share of the total net assets of Duferdofin-Nucor on a historical basis was $119.5 million, resulting in a basis difference of $462.4 million due to the step-up to fair value of certain assets and liabilities attributable to Duferdofin-Nucor as well as the identification of goodwill and definite-lived intangible assets. This basis difference, excluding the portion attributable to goodwill, is being amortized based on the remaining estimated useful lives of the various underlying net assets, as appropriate. The results of Duferdofin-Nucor and other equity investments are included in marketing, administrative and other expenses in the consolidated statements of earnings and are immaterial for all periods presented.

The carrying value of our equity investments is net of impairment charges of $99.0 million recorded in 2008 (none in 2007 or 2006). Such charges are included in impairment of non-current assets in the consolidated statements of earnings. Approximately $84.8 million of the impairment charge was incurred in the fourth quarter for the impairment of our investment in the HIsmelt joint venture in Australia. The HIsmelt process is a blast furnace replacement technology that has the potential to be a hot metal source for electric arc furnaces. In December 2008, production at the HIsmelt plant was suspended due to market conditions. Given the uncertain outlook for the pig iron market and the fact that the technology is not yet fully commercialized, management decided it was appropriate to recognize an impairment of this investment.

10. CURRENT LIABILITIES:

Book overdrafts, included in accounts payable in the consolidated balance sheet, were $62.1 million at December 31, 2008 (none at December 31, 2007).

Dividends payable, included in accrued expenses and other current liabilities in the consolidated balance sheet, were $110.5 million at December 31, 2008 ($176.5 million at December 31, 2007).

11. DEBT AND OTHER FINANCING ARRANGEMENTS:

(in thousands)
December 31,	2008	2007

Industrial revenue bonds:
0.8% to 3.0%, variable, due from 2009 to 2038	$441,600	$425,300
Notes, 6%, due 2009	175,000	175,000
Notes, 4.875%, due 2012	350,000	350,000
Notes, 5.0%, due 2012	300,000	300,000
Notes, 5.0%, due 2013	250,000	—
Notes, 5.75%, due 2017	600,000	600,000
Notes, 5.85%, due 2018	500,000	—
Notes, 6.40%, due 2037	650,000	400,000
	3,266,600	2,250,300
Less current maturities	(180,400)	—
	$3,086,200	$2,250,300

Annual aggregate long-term debt maturities are: $180.4 million in 2009; none in 2010 and 2011; $650 million in 2012; $250 million in 2013 and $2.19 billion thereafter.

In June 2008, Nucor issued $1.00 billion in debt in three tranches: $250 million 5% notes due 2013, $500 million 5.85% notes due 2018 and $250 million 6.4% notes due 2037. Net proceeds of the issuance were $982.8 million. Discount and issuance costs of $17.2 million have been capitalized related to this debt and are amortized over the respective lives of the notes.

50753 NUC 2008 Annual Report R8.indd 48

During the first half of 2008, Nucor issued and repaid $800 million of commercial paper, which had maturities of up to 90 days.

At December 31, 2008, the fair value of the Company’s long-term debt, including current maturities, was approximately $3.13 billion. The fair value estimate was based on readily available market prices of our debt at December 31, 2008 or similar debt with the same maturities, rating and interest rates. The fair value of the Company’s long-term debt, including current maturities, at December 31, 2007 approximated the carrying value.

In June 2008, Nucor received increased commitments under the unsecured revolving credit facility to provide for up to $1.30 billion in revolving loans. The amended multi-year revolving credit agreement matures in November 2012 and was further amended in June to allow up to $200.0 million in additional commitments at Nucor’s election in accordance with the terms set forth in the credit agreement. Up to the equivalent of $850.0 million of the credit facility is available for foreign currency loans, and up to $500.0 million is available for the issuance of letters of credit. The credit facility provides for grid-based pricing based upon the credit rating of Nucor’s senior unsecured long-term debt and, alternatively, interest rates quoted by lenders in connection with competitive bidding. The credit facility includes customary financial and other covenants, including a limit on the ratio of funded debt to capital of 60%, a limit on Nucor’s ability to pledge the Company’s assets and a limit on consolidations, mergers and sales of assets. No borrowings were outstanding under the credit facility as of December 31, 2008.

Independent of the credit facility, letters of credit totaling $34.3 million were outstanding as of December 31, 2008 related to certain obligations, including workers’ compensation and industrial development revenue bond guarantees.

Harris Steel has credit facilities totaling approximately $42.5 million, with no borrowings outstanding at December 31, 2008. In addition, the business of Novosteel S.A., of which Harris Steel owns 75%, is financed by trade credit arrangements totaling approximately $166.5 million with a number of Swiss-based banking institutions. These arrangements, principally letters of credit under trade finance facilities, are non-recourse to Nucor and its other subsidiaries. As of December 31, 2008, there were outstanding borrowings of $8.4 million, outstanding guarantees of $1.0 million, and outstanding letters of credit of $1.4 million under the Swiss trade credit arrangements for commitments to purchase inventories.

12. CAPITAL STOCK:

The par value of Nucor’s common stock is $0.40 per share and there are 800 million shares authorized. In addition, 250,000 shares of preferred stock, par value of $4.00 per share, are authorized, with preferences, rights and restrictions as may be fixed by Nucor’s board of directors. There are no shares of preferred stock issued or outstanding.

In May 2008, Nucor completed a public offering of approximately 27.7 million common shares at an offering price of $74.00 per share. Net proceeds of the offering were approximately $1.99 billion, after deducting underwriting discounts and commissions and offering expenses.

13. STOCKHOLDER RIGHTS PLAN:

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

14. DERIVATIVE FINANCIAL INSTRUMENTS:

The fair value of commodity contracts and the related accumulated other comprehensive (loss) income balance attributable to unrealized gains and losses consists of the following:

50753 NUC 2008 Annual Report R8.indd 49

		(in thousands)
December 31,	2008	2007

Other current assets	$6,673	$—
Accrued expenses and other current liabilities	(33,200)	(4,400)
Other assets	—	10,500
Deferred credits and other liabilities	(71,600)	—

Total	$(98,127)	$6,100

Accumulated other comprehensive (loss) income, before income taxes	$(104,800)	$6,100
Accumulated other comprehensive (loss) income, net of income taxes	$(66,000)	$4,000

At December 31, 2008, $20.9 million of net deferred losses on cash flow hedges on natural gas forward purchase contracts included in accumulated other comprehensive income are expected to be reclassified into earnings, due to the settlement of forecasted transactions, during the next twelve months assuming no change in the forward commodity prices from December 31, 2008. Nucor is hedging a portion of its exposure to the variability of future cash flows for forecasted natural gas purchases over various time periods not exceeding four years.

Nucor has also entered into various natural gas purchase contracts, which meet the normal purchase normal sale exclusion under SFAS 133. These instruments effectively commit Nucor to the following purchases of natural gas to be used for production: $109.9 million in 2009; $58.4 million in 2010; $45.5 million in 2011; $31.7 million in 2012; $27.3 million in 2013; and $458.0 million between 2014 and 2028. These natural gas purchase contracts will primarily supply our direct reduced iron facility in Trinidad.

In the first half of 2008, the Company entered into a series of forward foreign currency contracts in order to mitigate the risk of currency fluctuation on the anticipated joint venture with the Duferco Group. These contracts had a notional value of €423.5 million and matured in the second quarter of 2008 resulting in gains of $17.6 million included in marketing, administrative and other expenses. There were no outstanding forward foreign currency contracts at December 31, 2008.

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

15. FAIR VALUE MEASUREMENTS:

The following table summarizes information regarding Nucor’s financial assets and financial liabilities that are measured at fair value as of December 31, 2008:

		(in thousands)
		Fair Value Measurement at Reporting Date Using
Description	Carrying Amount in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash equivalents	$2,269,725	$2,269,725	$—	—
Derivatives	(98,127)	—	(98,127)	—

Fair value measurements for Nucor’s cash equivalents and short-term investments are classified under Level 1 because such measurements are based on quoted market prices in active markets for identical assets. Fair value measurements for Nucor’s derivatives are classified under Level 2 because such measurements are based on published market prices for similar assets or are estimated based on observable inputs such as interest rates, yield curves, credit risks, spot and future commodity prices and spot and future exchange rates.

50753 NUC 2008 Annual Report R8.indd 50

16. CONTINGENCIES:

Nucor is subject to environmental laws and regulations established by federal, state and local authorities, and, accordingly, makes provision for the estimated costs of compliance. Of the undiscounted total $27.1 million of accrued environmental costs at December 31, 2008 ($19.9 million at December 31, 2007), $16.1 million was classified in accrued expenses and other current liabilities ($16.6 million at December 31, 2007) and $11.0 million was classified in deferred credits and other liabilities ($3.3 million at December 31, 2007). Inherent uncertainties exist in these estimates primarily due to unknown conditions, evolving remediation technology, and changing governmental regulations and legal standards. During 2008 Nucor revised estimates as additional information was obtained and projects were completed, increasing environmental reserves by $1.0 million (increasing reserves by $1.2 million in 2007 and by $2.9 million in 2006). The revisions are included in cost of products sold.

Nucor has been named, along with other major steel producers, as a co-defendant in several related antitrust class-action complaints filed by Standard Iron Works and other steel purchasers in the United States District Court for the Northern District of Illinois. The cases are filed as class actions. The plaintiffs allege that from January 2005 to the present eight steel manufacturers, including Nucor, engaged in anticompetitive activities with respect to the production and sale of steel. The plaintiffs seek monetary and other relief. Although we believe the plaintiffs’ claims are without merit and will vigorously defend against them, we cannot at this time predict the outcome of this litigation or determine Nucor’s potential exposure.

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

17. STOCK-BASED COMPENSATION:

Stock Options Nucor’s stock option plans provide that common stock options may be granted to key employees, officers and non-employee directors with exercise prices at 100% of the market price on the date of the grant. Outstanding options are exercisable six months after the grant date and have a term of seven years. Nucor did not grant any options during 2008, 2007 or 2006.

A summary of activity under Nucor’s stock option plans is as follows:

(shares in thousands)

Year Ended December 31,	2008		2007		2006

	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price

Number of shares under option:
Outstanding at beginning of year	1,852	$20.37	2,461	$20.21	4,366	$19.93
Granted	—	—	—	—	—	—
Exercised	(553)	19.36	(609)	19.70	(1,903)	19.56
Canceled	—	—	—	—	(2)	28.86

Outstanding at end of year	1,299	$20.80	1,852	$20.37	2,461	$20.21

Options exercisable at end of year	1,299	$20.80	1,852	$20.37	2,461	$20.21

Since Nucor began granting restricted stock units in 2006 in lieu of stock options, the shares reserved for future grants as of December 31, 2008, 2007 and 2006 are reflected in the restricted stock units table located at the end of this note. The total intrinsic value of options (the amount by which the stock price exceeded the exercise price of the option on the date of exercise) that were exercised during 2008 was $25.4 million ($26.5 million in 2007 and $56.1 million in 2006).

50753 NUC 2008 Annual Report R8.indd 51

The following table summarizes information about stock options outstanding at December 31, 2008:

		(shares in thousands)
	Options Outstanding and Exercisable
Range of Exercise Prices	Number Outstanding and Exercisable	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price

$10.00 – $15.00	387	1.1 years	$12.29
15.01 – 20.00	426	2.5 years	18.34
20.01 – 25.00	—	—	—
25.01 – 30.73	486	3.4 years	29.72

$10.00 – $30.73	1,299	2.4 years	$20.80

The total aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2008 was $33.0 million.

As a result of adopting SFAS 123(R) in the first quarter of 2006, $2.5 million of compensation expense was recorded over the remaining vesting period for the unvested portion of previously issued awards that were outstanding at January 1, 2006. Since Nucor did not grant any options in 2006, 2007 or 2008 and since as of March 1, 2006 all outstanding options were vested, no additional compensation expense related to stock options was recorded throughout the remainder of 2006 or in 2007 or 2008.

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

A summary of Nucor’s restricted stock activity under the AIP and LTIP is as follows:

	(shares in thousands)
Year ended December 31,	2008		2007		2006
	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value
Restricted stock awards and units:
Unvested at beginning of year	479	$51.93	553	$39.14	408	$27.33
Granted	280	67.33	464	64.26	588	47.54
Vested	(384)	53.76	(538)	49.42	(436)	39.26
Canceled	—	—	—	—	(7)	47.54

Unvested at end of year	375	$61.57	479	$51.93	553	$39.14

Shares reserved for future grants	1,987		2,267		2,731

50753 NUC 2008 Annual Report R8.indd 52

Compensation expense for common stock and common stock units awarded under the AIP and LTIP is recorded over the performance measurement and vesting periods based on the anticipated number and market value of shares of common stock and common stock units to be awarded. Compensation expense for anticipated awards based upon Nucor’s financial performance, exclusive of amounts payable in cash, was $10.1 million in 2008 ($18.3 million in 2007 and $23.1 million in 2006). The total fair value of shares vested during 2008 was $25.7 million ($34.1 million in 2007 and $20.3 million in 2006). As of December 31, 2008, unrecognized compensation expense related to non-vested restricted stock was $4.1 million, which is expected to be recognized over a weighted-average period of 1.5 years.

Restricted Stock Units In June 2006, Nucor granted restricted stock units (“RSUs”) to key employees, officers and non-employee directors for the first time. The RSUs typically vest and are converted to common stock in three equal installments on each of the first three anniversaries of the grant date. A portion of the RSUs awarded to senior officers vest upon the officer’s retirement. Retirement, for purposes of vesting in these units only, means termination of employment with approval of the Compensation and Executive Development Committee of the Board of Directors after satisfying age and years of service requirements. RSUs granted to non-employee directors are fully vested on the grant date and are payable to the non-employee director in the form of common stock after the termination of the director’s service on the board of directors.

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

The fair value of the RSUs is determined based on the closing stock price of Nucor’s common stock on the day before the grant. A summary of Nucor’s restricted stock unit activity is as follows:

(shares in thousands)

Year Ended December 31,	2008		2007		2006
	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value

Restricted stock units:
Unvested at beginning of year	918	$60.82	597	$52.64	—	$—
Granted	679	74.80	637	67.54	769	52.64
Vested	(451)	64.45	(310)	58.93	(159)	52.64
Canceled	(7)	67.62	(6)	57.38	(13)	52.64

Unvested at end of year	1,139	$67.67	918	$60.82	597	$52.64

Shares reserved for future grants	17,011		17,683		18,314

Compensation expense for RSUs was $39.8 million in 2008 ($25.7 million in 2007 and $14.5 million in 2006). The total fair value of shares vested during 2008 was $33.3 million ($20.8 million in 2007 and $8.4 million in 2006). As of December 31, 2008, unrecognized compensation expense related to non-vested RSUs was $51.3 million, which is expected to be recognized over a weighted-average period of 1.4 years.

18. EMPLOYEE BENEFIT PLANS:

Nucor makes contributions to a Profit Sharing and Retirement Savings Plan for qualified employees based on the profitability of the company. Nucor’s expense for these benefits totaled $281.3 million in 2008 ($229.9 million in 2007 and $272.6 million in 2006). The related liability for these benefits is included in salaries, wages and related accruals. Nucor also has a medical plan covering certain eligible early retirees. The unfunded obligation, included in deferred credits and other liabilities in the balance sheet, totaled $45.9 million at December 31, 2008 ($44.1 million at December 31, 2007). Expense associated with this plan totaled $2.7 million in 2008 ($3.4 million

50753 NUC 2008 Annual Report R8.indd 53

in 2007 and $4.6 million in 2006). The discount rate used was 6.4% in 2008 (6.5% in 2007 and 5.75% in 2006). The health care cost increase trend rate used was 7.5% in 2008 (8% in 2007 and 2006). The health care cost increase in the trend rate is projected to decline gradually to 4.5% by 2027.

19. INTEREST EXPENSE (INCOME):

Net interest expense (income) consists of the following:

		(in thousands)
Year ended December 31,	2008	2007	2006

Interest expense	$134,554	$51,106	$40,351
Interest income	(44,071)	(45,637)	(77,716)
Interest expense (income), net	$90,483	$5,469	$(37,365)

Interest paid was $146.1 million in 2008 ($46.8 million in 2007 and $41.5 million in 2006). 20. INCOME TAXES: The provision for income taxes consists of the following:
			(in thousands )
Year ended December 31,	2008	2007	2006

Current:
Federal	$1,090,099	$762,045	$902,110
State	114,972	73,435	72,937
Foreign	47,885	27,094	—
Total current	1,252,956	862,574	975,047

Deferred:
Federal	(238,899)	(57,845)	(39,394)
State	(14,505)	(4,500)	—
Foreign	(40,072)	(18,861)	—
Total deferred	(293,476)	(81,206)	(39,394)

Total provision for income taxes	$959,480	$781,368	$935,653

A reconciliation of the federal statutory tax rate (35%) to the total provision is as follows:
Year ended December 31,	2008	2007	2006

Taxes computed at statutory rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	2.34	1.99	1.76
Resolution of prior year contingencies	—	—	(0.26)
Federal research credit	(0.06)	(0.06)	(0.05)
Domestic manufacturing deduction	(2.22)	(2.02)	(1.03)
Other, net	(0.68)	(0.23)	(0.67)

Provision for income taxes	34.38%	34.68%	34.75%

50753 NUC 2008 Annual Report R8.indd 54

Deferred tax assets and liabilities resulted from the following:

		(in thousands)
December 31,	2008	2007

Deferred tax assets:
Accrued liabilities and reserves	$130,022	$93,266
Allowance for doubtful accounts	17,019	15,511
Inventory	269,178	124,487
Post-retirement benefits	16,407	16,427
Natural gas hedges	33,905	—
Net operating loss carryforward	20,857	13,887
Cumulative translation adjustments	2,126	—
Tax credit carryforwards	24,000	24,000
Total deferred tax assets	513,514	287,578

Deferred tax liabilities:
Cumulative translation adjustment	—	(8,000)
Natural gas hedges	—	(1,597)
Holdbacks and amounts not due under contracts	(20,459)	(28,512)
Intangibles	(262,732)	(153,087)
Property, plant and equipment	(257,857)	(275,680)
Total deferred tax liabilities	(541,048)	(466,876)

Total net deferred tax liabilities	$(27,534)	$(179,298)

Current deferred tax assets were $322.8 million at December 31, 2008 ($161.0 million at December 31, 2007). Non-current deferred tax liabilities were $350.3 million at December 31, 2008 ($340.3 million at December 31, 2007). Nucor paid $952.7 million in net federal, state and foreign income taxes in 2008 ($875.6 million in 2007 and $971.0 million in 2006).

Undistributed earnings of Nucor’s foreign operations amount to approximately $139.0 million at December 31, 2008. These earnings are considered to be indefinitely reinvested and, accordingly, no provisions for U.S. federal and state income taxes are required.

As a result of the implementation of FIN 48, Nucor recognized a net $31.1 million decrease to reserves for uncertain tax positions and accrued interest and penalties, which was accounted for as an increase in the January 1, 2007 retained earnings. At the adoption date, Nucor had approximately $92.4 million of unrecognized tax benefits, of which $90.2 million would affect Nucor’s effective tax rate, if recognized. At December 31, 2007, Nucor had approximately $102.2 million of unrecognized tax benefits, of which $99.5 million would affect Nucor’s effective tax rate, if recognized. At December 31, 2008, Nucor had approximately $87.7 million of unrecognized tax benefits, of which $106.2 million would affect Nucor’s effective tax rate, if recognized.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

		(in thousands)
December 31,	2008	2007

Balance at beginning of year	$102,174	$92,394
Additions based on tax positions related to current year	19,488	21,082
Additions based on tax positions related to prior years	23,668	7,504
Reductions based on tax positions related to prior years	(48,714)	(1,173)
Reductions due to settlements with taxing authorities	(73)	(17,567)
Reductions due to statute of limitations lapse	(10,775)	(5,686)
Additions from current year acquisitions	1,966	5,620

Balance at end of year	$87,734	$102,174

50753 NUC 2008 Annual Report R8.indd 55

It is expected that the amount of unrecognized tax benefits will change in the next twelve months. However, we do not expect the change to have a significant impact on our results of operations or financial position.

During 2008, Nucor recognized a benefit of $7.5 million related to interest and penalties ($1.8 million of expense in 2007). As of December 31, 2008, Nucor had approximately $22.9 million of accrued interest and penalties related to uncertain tax positions ($30.2 million as of December 31, 2007).

The Internal Revenue Service (“IRS”) is currently examining Nucor’s 2005 and 2006 federal income tax returns. Management believes that the Company has adequately provided for any adjustments that may arise from these audits. Nucor has substantially concluded U.S. federal income tax matters for years through 2004. The 2007 and 2008 tax years are open to examination by the IRS. The tax years 2003 through 2008 remain open to examination by other major taxing jurisdictions to which Nucor is subject.

21. EARNINGS PER SHARE:

The computations of basic and diluted earnings per share are as follows:

(in thousands, except per share data)

Year ended December 31,	2008	2007	2006

Basic earnings per share:
Basic net earnings	$1,830,990	$1,471,947	$1,756,782

Average shares outstanding	304,525	295,779	306,621

Basic net earnings per share	$6.01	$4.98	$5.73

Diluted earnings per share:
Diluted net earnings	$1,830,990	$1,471,947	$1,756,782

Diluted average shares outstanding:
Basic shares outstanding	304,525	295,779	306,621
Dilutive effect of stock options and other	1,567	2,099	2,760

	306,092	297,878	309,381

Diluted net earnings per share	$5.98	$4.94	$5.68

The number of shares that were not included in the diluted net earnings per share calculation because to do so would have been antidilutive was immaterial for all periods presented.

22.SEGMENTS:

Nucor reports its results in the following segments: steel mills, steel products and raw materials. The steel mills segment includes carbon and alloy steel in sheet, bars, structural and plate, and Nucor’s equity investment in Duferdofin-Nucor. The steel products segment includes steel joists and joist girders, steel deck, fabricated concrete reinforcing steel, cold finish steel, steel fasteners, metal building systems, light gauge steel framing, steel grating and expanded metal, and wire and wire mesh. The raw materials segment includes DJJ, the scrap broker and processor that Nucor acquired on February 29, 2008; Nu-Iron Unlimited, a facility that produces direct reduced iron used by the steel mills; and certain equity method investments. The “All other” category primarily includes Nucor’s steel trading businesses. The segments are consistent with the way Nucor manages its business, which is primarily based upon the similarity of the types of products produced and sold by each segment.

Net interest expense, minority interests, other income, profit sharing expense, stock-based compensation, gains on foreign currency exchange contracts and changes in the LIFO reserve are shown under Corporate/eliminations. Corporate assets primarily include cash and cash equivalents, short-term investments, allowances to eliminate intercompany profit in inventory, fair value of natural gas hedges, deferred income tax assets and investments in affiliates.

50753 NUC 2008 Annual Report R8.indd 56

Nucor’s segment results are as follows:

(in thousands)

Year ended December 31,	2008	2007	2006

Net sales to external customers:
Steel mills	$16,477,900	$13,311,212	$13,025,123
Steel products	4,339,524	3,051,648	1,726,147
Raw materials	2,403,075	—	—
All other	442,825	230,116	—

	$23,663,324	$16,592,976	$14,751,270

Intercompany sales:
Steel mills	$2,165,459	$1,313,337	$990,382
Steel products	45,745	36,101	21,560
Raw materials	7,584,685	322,016	—
All other	10,069	18,671	—
Corporate/eliminations	(9,805,958)	(1,690,125)	(1,011,942)

	$—	$—	$—

Depreciation expense:
Steel mills	$360,140	$351,565	$345,165
Steel products	51,403	31,089	18,438
Raw materials	66,845	19,593	—
All other	210	99	—
Corporate	886	826	333

	$479,484	$403,172	$363,936

Amortization expense:
Steel mills	$400	$400	$400
Steel products	43,980	23,984	933
Raw materials	24,758	—	—
All other	285	—	—
Corporate	—	—	—

	$69,423	$24,384	$1,333

Earnings before income taxes:
Steel mills	$3,604,781	$2,854,152	$3,193,277
Steel products	295,884	302,162	191,514
Raw materials	161,726	(6,461)	(17,780)
All other	10,207	2,535	—
Corporate/eliminations	(1,282,128)	(899,073)	(674,576)

	$2,790,470	$2,253,315	$2,692,435

Segment assets:
Steel mills	$6,603,944	$5,134,277	$4,717,734
Steel products	3,207,318	2,938,964	751,858
Raw materials	2,324,857	465,105	370,486
All other	207,767	182,840	—
Corporate/eliminations	1,530,557	1,104,936	2,052,940

	$13,874,443	$9,826,122	$7,893,018

Capital expenditures:
Steel mills	$771,220	$409,986	$195,548
Steel products	83,889	90,344	18,039
Raw materials	157,952	9,028	105,961
All other	132	79	—
Corporate	5,787	10,916	18,856

	$1,018,980	$520,353	$338,404

50753 NUC 2008 Annual Report R8.indd 57

Geographic information is as follows:

	(in thousands)
December 31,	2008	2007

Property, plant, equipment, net
United States	$3,813,035	$2,887,760
All other	318,826	345,238

	$4,131,861	$3,232,998

Net sales by product were as follows. Further product group breakdown is impracticable.

	(in thousands)
Year ended December 31,	2008	2007	2006

Net sales to external customers:
Sheet	$6,503,074	$5,051,067	$5,362,178
Bar	4,362,420	3,885,094	3,702,609
Structural	3,085,284	2,564,531	2,205,303
Plate	2,527,122	1,810,520	1,755,033
Steel products	4,339,524	3,051,648	1,726,147
Raw materials	2,403,075	—	—
All other	442,825	230,116	—

	$23,663,324	$16,592,976	$14,751,270

23. QUARTERLY INFORMATION (UNAUDITED):

	(in thousands, except per share data)
Year ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008
Net sales	$4,974,269	$7,090,599	$7,447,520	$4,150,936
Gross margin(1)	902,677	1,210,944	1,457,113	480,307
Net earnings (2)	409,754	580,754	734,590	105,892
Net earnings per share:
Basic	1.42	1.95	2.32	0.34
Diluted	1.41	1.94	2.31	0.34

2007
Net sales	$3,768,885	$4,168,110	$4,259,221	$4,396,760
Gross margin(3)	777,287	764,205	809,961	778,596
Net earnings	381,029	344,850	381,222	364,846
Net earnings per share:
Basic	1.27	1.14	1.30	1.27
Diluted	1.26	1.14	1.29	1.26

(1)	Nucor incurred LIFO charges of $69.0 million, $214.0 million and $140.0 million in the first, second and third quarters, respectively, and incurred a LIFO credit of $81.2 million in the fourth quarter. Nucor also incurred charges of $6.5 million in the third quarter and $42.4 million in the fourth quarter for writing down inventory to the lower of cost of market.

(2)	The fourth quarter includes $105.2 million in charges for impairment of non-current assets.

(3)	Nucor incurred LIFO charges of $24.5 million, $66.5 million, $11.0 million and $92.3 million in the first, second, third and fourth quarters of 2007, respectively.

50753 NUC 2008 Annual Report R8.indd 58

62	CORPORATE AND STOCK DATA

CORPORATE OFFICE

1915 Rexford Road

Charlotte, North Carolina 28211

Phone 704/366-7000

Fax 704/362-4208

STOCK TRANSFERS

DIVIDEND DISBURSING

DIVIDEND REINVESTMENT

American Stock Transfer & Trust Company

59 Maiden Lane

New York, New York 10038

Phone 800/937-5449

Fax 718/236-2641

ANNUAL MEETING

The 2009 annual meeting of stockholders will be held at 10:00 a.m. on Thursday, May 14, 2009, at the Charlotte Marriott SouthPark, 2200 Rexford Road, Charlotte, NC.

STOCK LISTING

Nucor’s common stock is traded on the New York Stock Exchange under the symbol NUE. As of January 30, 2009, there were approximately 19,000 stockholders of record.

FORM 10-K

A copy of Nucor’s 2008 annual report filed with the Securities and Exchange Commission (“SEC”) on Form 10-K is available to stockholders upon request.

The certifications of Nucor’s Chief Executive Officer and Chief Financial Officer regarding the quality of Nucor’s public disclosure that are required by Section 302 of The Sarbanes-Oxley Act of 2002 are included as exhibits to Nucor’s annual report on Form 10-K. In addition, in 2008, Nucor’s Chief Executive Officer provided to the New York Stock Exchange (“NYSE”) the Annual CEO Certification regarding Nucor’s compliance with the NYSE’s corporate governance standards.

INTERNET ACCESS

Nucor’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to these reports, are available without charge through Nucor’s website, www.nucor.com, as soon as reasonably practicable after Nucor files these reports electronically with or furnishes them to the SEC. Additional information available on our website includes our Corporate Governance Principles, Board of Directors Committee Charters, Standards of Business Conduct and Ethics, and Code of Ethics for Senior Financial Professionals as well as various other financial and statistical data. Written copies are available to stockholders upon request.

STOCK PRICE AND DIVIDENDS PAID

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008
Stock price:
High	$75.67	$83.56	$77.36	$48.29
Low	47.72	65.89	41.57	25.25
Dividends paid	0.61	0.52	0.52	0.52
2007
Stock price:
High	$66.99	$69.93	$64.75	$64.97
Low	53.20	56.07	41.62	50.11
Dividends paid	0.60	0.61	0.61	0.61

STOCK PERFORMANCE

This graphic comparison assumes the investment of $100 in Nucor Corporation common stock, $100 in the S&P 500 Index and $100 in the S&P Steel Group Index, all at year-end 2003. The resulting cumulative total return assumes that cash dividends were reinvested. Nucor common stock comprised 65% of the S&P Steel Group Index at year-end 2008 (41% at year-end 2003).

50753 NUC 2008 Annual Report R8.indd    62