Form 10-K, Exhibit 13
period 2009-12-31
NUCOR CORP
filed 2010-02-25
CIK 73309

Exhibit 13

2	FINANCIAL HIGHLIGHTS

FINANCIAL HIGHLIGHTS	(dollar and share amounts in thousands, except per share data)
	2009	2008	% CHANGE
FOR THE YEAR
Net sales	$11,190,296	$23,663,324	-53%
Earnings:
Earnings (loss) before income taxes and noncontrolling interests	(413,978)	3,104,391	-113%
Provision for (benefit from) income taxes	(176,800)	959,480	-118%

Net earnings (loss)	(237,178)	2,144,911	-111%
Earnings attributable to noncontrolling interests	56,435	313,921	-82%

Net earnings (loss) attributable to Nucor stockholders	(293,613)	1,830,990	-116%
Per share:
Basic	(0.94)	5.99	-116%
Diluted	(0.94)	5.98	-116%
Dividends declared per share	1.41	1.91	-26%
Percentage of net earnings (loss) to net sales	-2.6%	7.7%	-134%
Return on average stockholders’ equity	-3.8%	28.1%	-114%
Capital expenditures	390,500	1,018,980	-62%
Depreciation	494,035	479,484	3%
Acquisitions (net of cash acquired)	32,720	1,826,030	-98%
Sales per employee	539	1,155	-53%
AT YEAR END
Working capital	$3,955,191	$4,543,294	-13%
Property, plant and equipment, net	4,013,836	4,131,861	-3%
Long-term debt	3,086,200	3,266,600	-6%
Total Nucor stockholders’ equity	7,390,526	7,929,204	-7%
Per share	23.47	25.25	-7%
Shares outstanding	314,856	313,977	—
Employees	20,400	21,700	-6%

FORWARD-LOOKING STATEMENTS Certain statements made in this annual report are forward-looking statements that involve risks and uncertainties. The words “believe,” “expect,” “project,” “will,” “should” and similar expressions are intended to identify those forward-looking statements. These forward-looking statements reflect the Company’s best judgment based on current information, and although we base these statements on circumstances that we believe to be reasonable when made, there can be no assurance that future events will not affect the accuracy of such forward-looking information. As such, the forward-looking statements are not guarantees of future performance, and actual results may vary materially from the projected results and expectations discussed in this report. Factors that might cause the Company’s actual results to differ materially from those anticipated in forward-looking statements include, but are not limited to: (1) the sensitivity of the results of our operations to prevailing steel prices and changes in the supply and cost of raw materials, including pig iron and scrap steel; (2) availability and cost of electricity and natural gas; (3) market demand for steel products, which, in the case of many of our products, is driven by the level of non-residential construction activity in the U.S.; (4) competitive pressure on sales and pricing, including pressure from imports and substitute materials; (5) impairment in the recorded value of inventory, fixed assets, goodwill or other long-lived assets; (6) uncertainties surrounding the global economy, including the severe economic downturn in construction markets and excess world capacity for steel production; (7) fluctuations in currency conversion rates; (8) U.S. and foreign trade policy affecting steel imports or exports; (9) significant changes in laws or government regulations affecting environmental compliance, including legislation and regulations that result in greater regulation of greenhouse gas emissions, which could increase our energy costs and our capital expenditures and operating costs; (10) the cyclical nature of the steel industry; (11) capital investments and their impact on our performance; and (12) our safety performance.

8	OPERATIONS REVIEW

STEEL MILLS SEGMENT

BAR MILLS, SHEET MILLS, STRUCTURAL MILLS AND PLATE MILLS

Nucor operates scrap-based steel mills in 23 facilities and is North America’s largest recycler.

9

BAR MILLS

Nucor has thirteen bar mills located across the U.S. that produce concrete reinforcing bars, hot-rolled bars, rods, light shapes, structural angles, channels and guard rail in carbon and alloy steels. These products have a wide usage serving primarily the agricultural, automotive, construction, energy, furniture, machinery, metal building, railroad, recreational equipment, shipbuilding, heavy truck and trailer market segments. Four of the bar mills were constructed by Nucor between 1969 and 1981. Over the years, Nucor has completed extensive capital projects to keep these facilities modernized and globally competitive. Nucor acquired the remaining bar mills since 2000. The construction of the state-of-the-art special bar quality (SBQ) mill in Memphis was substantially completed in 2008, and the Nucor Steel – Memphis team began shipping prime rolled bars to customers in early 2009. This mill will complement the product offerings of Nucor’s Nebraska and South Carolina SBQ mills, growing Nucor’s business in energy, automotive, heavy equipment and service center markets. In 2009, the total capacity of our bar mills was approximately 8,910,000 tons per year.

In November 2009, we commissioned our Kingman, Arizona, wire rod and bar mill that we acquired in 2003 and that had previously been idle. Production will begin in the second quarter of 2010 with initial annual output of straight-length rebar, coiled rebar and wire rod of more than 100,000 tons with the ability to increase annual production to 500,000 tons. This facility will allow us to better serve wire rod and rebar customers in the southwestern U.S. market.

SHEET MILLS

Nucor’s four sheet mills utilize thin slab casters to produce flat-rolled steel for the automotive, appliance, pipe and tube, construction and other industries. Nucor constructed three of the sheet mills between 1989 and 1996, and Nucor’s wholly owned subsidiary, Nucor Steel Decatur, LLC, purchased substantially all of the assets of Trico Steel Company, LLC in 2002. In 2009, Nucor began operations at the galvanizing facility at the Decatur sheet mill. This line enables Nucor to expand the products offered to the galvanized market and increases the sheet mills’ total coated capacity by one-third. All four of our sheet mills are now fully equipped with cold rolling mills and galvanizing lines for further processing of hot-rolled sheet. The total capacity of the four sheet mills is approximately 10,800,000 tons per year.

Nucor began operations of its Castrip facility in Crawfordsville, Indiana, in May 2002. This facility uses the breakthrough technology of strip casting, to which Nucor holds exclusive rights in the United States and Brazil. Strip casting involves the direct casting of molten steel into final shape and thickness without further hot or cold rolling. This process allows lower investment and operating costs, reduced energy consumption and smaller scale plants than can be economically built with current technology. This process also reduces the overall environmental impact of producing steel by generating significantly lower emissions. In 2009, Nucor commissioned the second Castrip production facility in Blytheville, Arkansas. Our Castrip - Arkansas team, supported by the Castrip - Indiana team, experienced a successful start-up and began making product available to customers in late 2009, just four months after beginning equipment commissioning.

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

PLATE MILLS

Nucor operates two plate mills. Nucor completed construction of its first plate mill, located in North Carolina, in 2000 with the competitive advantages of new, more efficient production technology. In 2004, Nucor’s wholly owned subsidiary, Nucor Steel Tuscaloosa, Inc., purchased substantially all the assets of Corus Tuscaloosa. The Tuscaloosa mill has an annual capacity of 1,200,000 tons and complements our product offering with thinner gauges of coiled and cut-to-length plate. Our mills produce plate for manufacturers of heavy equipment, rail cars, wind towers, bridges, ships, barges, refinery tanks and others. Our products are also used in the pipe and tube, pressure vessel, transportation and construction industries. Current annual production capacity of our two plate mills is approximately 2,800,000 tons.

Construction is underway to install a new heat treating facility at the plate mill in North Carolina. Heat treated plate is used in applications where higher strength, abrasion resistance and toughness are required. This value-added product will allow Nucor’s plate mills to expand business with both current and new customers.

10	OPERATIONS REVIEW

OPERATIONS

Nucor’s steel mills are among the most modern and efficient mills in the United States. Recycled steel scrap and other metallics are melted in electric arc furnaces and poured into continuous casting systems. Highly sophisticated rolling mills convert the billets, blooms and slabs into rebar, angles, rounds, channels, flats, sheet, beams, plate and other products.

Production decreased 32% from 20,446,000 tons in 2008 to 13,998,000 tons in 2009. Annual production capacity has grown from 120,000 tons in 1970 to a present total of more than 25,000,000 tons.

The operations in the steel mills are highly automated, resulting in employment costs of approximately 8% of the sales dollar in 2009. Employee turnover in Nucor mills is extremely low. All employees have a significant part of their compensation based on their productivity. Production employees work under group incentives that provide increased earnings for increased production. This additional compensation is paid weekly.

Steel mills are large consumers of electricity and natural gas. Total energy costs per ton increased 2% from 2008 to 2009. Because of the efficiency of Nucor steel mills, these energy costs were less than 8% of the sales dollar in both years. Nucor is partially hedged against exposure to increases in energy costs.

Scrap and scrap substitutes are the most significant element in the total cost of steel production. The average cost of scrap and scrap substitutes used decreased 31% from $438 per ton in 2008 to $303 per ton in 2009. A raw material surcharge implemented in 2004 has allowed Nucor to maintain operating margins and to meet our commitments to customers in spite of highly volatile scrap and scrap substitute costs.

MARKETS AND MARKETING

Approximately 86% of the steel mills’ production in 2009 was sold to outside customers, and the balance was used internally by the Vulcraft, Cold Finish, Rebar Fabrication, Buildings Group and Fastener divisions. Steel shipments to outside customers decreased 34% from 18,185,000 tons in 2008 to 12,075,000 tons in 2009.

Our steel mill customers are primarily manufacturers, steel service centers and fabricators. The sheet mills continue to build long-term relationships with contract customers who purchase more value-added products. We enter 2010 with approximately 35% of our sheet mill volume committed to contract customers. Contract terms are typically six to twelve months in length with various renewal structures. These contracts are non-cancelable agreements with a pricing formula that varies based on raw material costs.

INTEREST IN DUFERDOFIN NUCOR

In July 2008, Nucor acquired 50% of the stock of Duferdofin Nucor S.r.l., an unconsolidated affiliate, for approximately $671.3 million (including $4.3 million paid in 2009 as an adjustment to the purchase price). Duferdofin Nucor operates a 1,000,000 ton-per-year steel melt shop with a bloom/billet caster in Brescia, Italy. The company also operates four rolling mills located throughout Italy — two beam mills, one track shoes/cutting edges mill and a new merchant/rebar mill. The rolling mill capacities are as follows: 1,000,000 metric tons for beams, 55,000 metric tons for track shoes/cutting edges and 450,000 metric tons for bar. The new merchant/rebar mill was commissioned in late 2009.

Duferdofin Nucor’s customers are primarily steel service centers and distributors located in Italy, other countries in Southern Europe and North Africa. We expect our strong customer relationships and reputation in the beam market to assist us in the bar market in those countries.

11

12	OPERATIONS REVIEW

STEEL PRODUCTS SEGMENT

REINFORCING PRODUCTS Harris Steel fabricates rebar for highways, bridges and other infrastructure, as well as commercial and multi-tenant residential construction markets.

OPERATIONS

In February 2004, Nucor acquired a one-half interest in Harris Steel, Inc., the U.S. reinforcing steel (rebar) fabrication business of Harris Steel Group, Inc. (Harris Steel). After three successful years working together, in March 2007 Nucor acquired Harris Steel for a cash purchase price of approximately $1.06 billion with $68.4 million in debt assumed related to the net assets acquired. Harris Steel now operates as a subsidiary of Nucor, fabricating products in the U.S. and Canada.

At the acquisition date, Harris Steel had rebar fabrication annual capacity of about 770,000 tons per year. Harris Steel is operating as a growth platform for Nucor in the rebar fabrication business. In August 2008, Harris Steel acquired all of the issued and outstanding common shares of Ambassador Steel Corporation for a cash purchase price of approximately $185.1 million. At closing, Harris Steel also repaid Ambassador’s bank debt of approximately $135.6 million. The purchase price was adjusted in 2009, resulting in the payment of an additional $25.7 million. Based in Auburn, Indiana, Ambassador Steel is a fabricator and distributor of concrete reinforcing steel and related products. Although our acquisition initiatives were put on hold in late 2008 because of the economic collapse and financial crisis, Harris Steel acquired Free State Steel late in 2009, adding locations in Maryland and Virginia. With the addition of Ambassador Steel to the other acquisitions that Harris Steel has completed, our rebar fabrication capacity has more than doubled to 1,588,000 tons since Nucor acquired Harris Steel in 2007. In 2009, fabricated rebar sales were 954,000 tons compared to 955,000 tons in 2008.

MARKETS AND MARKETING

Reinforcing products are essential to concrete construction. They supply tensile strength, as well as additional compressive strength, and protect the concrete from cracking. Harris Steel bids on and executes a wide variety of construction work primarily classified as infrastructure, including highways, bridges, reservoirs, utilities, hospitals, schools, airports and stadiums. Harris Steel is also active in commercial office building and multi-tenant residential (high-rise) construction. In most markets, Harris Steel sells reinforcing products on an installed basis; i.e., Harris Steel fabricates the reinforcing products for a specific application and performs installation. Harris Steel operates facilities across the U.S. and Canada, with each facility serving a local market.

STEEL MESH, GRATING AND FASTENER Nucor manufactures wire products, grating and industrial bolts.

STEEL MESH

Nucor produces steel mesh at Nucor Steel Connecticut, Inc. and Nucor Wire Products of Pennsylvania, Inc. In addition to these facilities in the U.S., Nucor produces steel mesh in Canada at Harris Steel’s operations at Laurel and Laurel-LEC. The combined annual production capacity of the steel mesh facilities is approximately 233,000 tons.

GRATING

With the acquisition of Harris Steel, Nucor expanded existing product offerings by entering into the steel grating market. Fisher & Ludlow, a division of Harris Steel, fabricates steel and aluminum bar grating, safety grating and expanded metal products in facilities located throughout North America. Fisher & Ludlow serves the new construction and maintenance-related markets with annual production capacity of approximately 103,000 tons.

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

14	OPERATIONS REVIEW

VULCRAFT AND VERCO are the nation’s largest producers and leading innovators of open-web steel joists, joist girders and steel deck, which are used primarily for non-residential building construction.

OPERATIONS

Steel joists and joist girders are produced and marketed nationally through seven Vulcraft facilities located across the United States. Current annual production capacity is approximately 715,000 tons. In 2009, Vulcraft produced 264,000 tons of steel joists and joist girders, a decrease of 46% from the 485,000 tons produced in 2008. Material costs, primarily steel, were approximately 63% of the joist sales dollar in 2009 (62% in 2008). Vulcraft obtained 99% of its steel requirements for joists and joist girders from the Nucor bar mills in both 2009 and 2008. Freight costs for joists and joist girders were less than 10% of the sales dollar in both years. Vulcraft maintains an extensive fleet of trucks to ensure on-time delivery.

Steel decking is produced and marketed nationally through nine deck plants located throughout the country. Six of these plants were constructed by Nucor adjacent to Vulcraft joist facilities. In November 2006, Nucor’s wholly owned subsidiary, Verco Decking, Inc, purchased substantially all of the assets of Verco Manufacturing Company (Verco). This acquisition included three deck plants located in Arizona and California, positioning Nucor to better supply the large western construction market. Current annual deck production capacity is now approximately 530,000 tons. In 2009 steel deck sales decreased by 38% to 310,000 tons, compared to the record 498,000 tons in 2008. Material costs, primarily coiled sheet steel, were approximately 73% of the steel deck sales dollar in 2009 (72% in 2008). In 2009, Nucor obtained 83% of its steel requirements for steel deck production from the Nucor sheet mills (73% in 2008). In 2009 and 2008, freight costs for deck were less than 10% of the sales dollar.

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

Steel joists and joist girder sales are obtained by competitive bidding. Vulcraft quotes on a significant percentage of the domestic buildings using steel joists and joist girders as part of the support systems. In 2009, Vulcraft supplied more than 40% of total domestic sales of steel joists. Steel deck sales are also obtained by competitive bidding. The majority of steel deck is used to support roofs and is also used as concrete floor support in high-rise buildings. In 2009, Vulcraft supplied more than 30% of total domestic sales of steel deck.

Sales of steel joists, joist girders and steel deck are dependent on the non-residential building construction market.

16	OPERATIONS REVIEW

BUILDINGS GROUP AND LIGHT GAUGE STEEL FRAMING

Nucor manufactures custom-engineered and standard metal buildings and components as well as load-bearing light gauge steel framing systems for the commercial, residential and institutional construction markets.

BUILDINGS GROUP

Nucor produces metal buildings and components throughout the U.S. Prior to 2007, Nucor had a single brand, Nucor Building Systems, which consisted of three facilities located in Indiana, South Carolina and Texas. During the first quarter of 2008, Nucor’s Brigham City, Utah, facility began its operations, adding 30,000 tons to annual capacity. These four plants have an annual capacity of 175,000 tons.

In August of 2007, Nucor completed the acquisition of Magnatrax Corporation (Magnatrax) via the merger of Magnatrax with a wholly owned subsidiary of Nucor, for a cash purchase price of approximately $275.2 million. Magnatrax’s seven fabricating plants located throughout the U.S. have annual capacity of approximately 290,000 tons. Magnatrax Corporation was a leading provider of custom-engineered metal buildings and components for the North American non-residential construction market. Although Nucor has retired the Magnatrax name, we retained Magnatrax’s four metal buildings brands: American Buildings Company, Kirby Building Systems, Gulf States Manufacturers and CBC Steel Buildings.

In total, Nucor’s Buildings Group currently has eleven metal buildings plants with an annual capacity of approximately 465,000 tons. The size of the buildings that can be produced ranges from less than 1,000 square feet to more than 1,000,000 square feet. Complete metal building packages can be customized and combined with other materials such as glass, wood and masonry to produce a cost-effective, aesthetically pleasing building designed for customers’ special requirements. The buildings are sold primarily through an independent builder distribution network in order to provide fast-track, customized solutions for building owners.

The Buildings Group sales decreased 44% from a record 292,000 tons in 2008 to 163,000 tons in 2009. The primary markets served are commercial, industrial and institutional buildings, including distribution centers, automobile dealerships, retail centers, schools, warehouses and manufacturing facilities. The Buildings Group obtains a significant portion of its steel requirements from the Nucor bar and sheet mills.

LIGHT GAUGE STEEL FRAMING

NUCONSTEEL™ (Nucon) specializes in load-bearing light gauge steel framing systems for the commercial and residential construction markets with fabrication facilities in Texas and Georgia. Nucon also sells its proprietary products through a growing network of authorized fabricators located throughout the United States.

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

Nucor Cold Finish is the largest producer of cold finish bars in North America and has facilities in Nebraska, South Carolina, Utah, Wisconsin, Missouri and Ontario, Canada. Three of these facilities were originally constructed by Nucor between 1978 and 1983 while the remaining facilities were purchased through acquisitions beginning in 2005. As part of the Harris Steel acquisition in March 2007, Nucor added the Laurel Cold Finish operation with annual capacity of approximately 225,000 tons. In August 2007, Nucor purchased the assets of LMP Steel & Wire Company (LMP) in Maryville, Missouri. With approximately 100,000 tons of annual capacity, LMP is a producer of cold finished bar and operates related businesses servicing the construction and OEM markets in North America. The total capacity of the Nucor cold finish bar and wire facilities is approximately 860,000 tons per year. In 2009, sales of cold finished steel products were 330,000 tons, a decrease of 32% from the record 485,000 tons sold in 2008.

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

18	OPERATIONS REVIEW

RAW MATERIALS SEGMENT

SCRAP AND SCRAP SUBSTITUTES are Nucor’s single largest cost. Over the past several years, Nucor has executed a raw materials strategy to control the supply of high quality metallics for consumption at the steel mills.

*Hong Kong office not shown

OPERATIONS

In February 2008, Nucor completed the acquisition of The David J. Joseph Company (DJJ) and related affiliates for a cash purchase price of approximately $1.44 billion, the largest acquisition in our history. DJJ immediately became a Nucor growth platform for strategic acquisitions. By the end of 2008, we added approximately one million tons of scrap processing and 23 locations. Although the economy precluded our team from pursuing acquisitions in 2009, we expect to add additional scrap yards in 2010. Our total annual scrap processing capacity is now approaching five million tons. In addition to processing scrap, DJJ brokers ferrous scrap; internationally sources scrap, pig iron and other scrap substitutes; and brokers ferro-alloys and nonferrous metals. The DJJ Mill and Industrial Services business provides logistics and metallurgical blending operations and offers on-site handling and trading of industrial scrap. The DJJ Rail Services business oversees the largest private fleet of rail cars dedicated to scrap movement and offers complete railcar fleet management and leases for third parties. All of these businesses have strategic value to Nucor as the most diversified North American steel producer.

Nucor’s direct reduced iron (“DRI”) plant, Nu-Iron Unlimited, is located in Trinidad and has capacity of 1,800,000 metric tons. We are currently working on a plan to expand the capacity of this facility. The Trinidad site benefits from a low-cost supply of natural gas and favorable logistics for receipt of Brazilian iron ore and shipment of DRI to the U.S.

INTERNATIONAL JOINT VENTURE

Nucor has a 25% interest in a joint venture that owns a commercial HIsmelt® plant in Kwinana, Western Australia. The HIsmelt process converts iron ore fines and coal fines to liquid metal, eliminating the need for a blast furnace, sinter/pellet plants and coke ovens. This plant has an initial annual capacity of 800,000 metric tons and is expandable to over 1,500,000 metric tons. In December 2008, production at the HIsmelt plant was temporarily suspended due to market conditions. As a result, Nucor recorded an impairment charge of $84.8 million in 2008. The joint venture hopes to resume operations when conditions in the pig iron market improve.

GREENFIELD PROJECT

In 2008 Nucor applied for a permit to build a state-of-the-art iron-making facility in St. James Parish, Louisiana. This project has been delayed while we continue working through an extended permitting process and await the outcome of climate change legislation that is currently pending in Congress. Sites outside of the United States are still being considered, and the site selection and capital investment are subject to approval by Nucor’s board of directors. We remain committed to our goal of controlling one-third of our iron inputs via pig iron, direct reduced iron or using other iron making technologies and have several options under development to complement or replace the Louisiana blast furnace project if the threat of climate change legislation or other circumstances make that project unviable.

20	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Nucor and affiliates are manufacturers of steel and steel products, with operating facilities primarily located in North America. Nucor’s customers are principally located in North America and, increasingly, internationally. Nucor is also a scrap processor and broker and is North America’s largest recycler. Additionally, the Company’s operations include international trading companies that buy and sell steel and steel products. Nucor reports its results in three segments: steel mills, steel products and raw materials.

Principal products from the steel mills segment are hot-rolled steel (angles, rounds, flats, channels, sheet, wide-flange beams, pilings, billets, blooms, beam blanks and plate) and cold-rolled steel. Principal products from the steel products segment are steel joists and joist girders, steel deck, fabricated concrete reinforcing steel; cold finish steel, steel fasteners, metal building systems; light gauge steel framing; steel grating and expanded metal; and wire and wire mesh. The raw materials segment produces direct reduced iron (DRI) used by the steel mills; brokers ferrous and nonferrous metals, pig iron and HBI/DRI; supplies ferro-alloys; and processes ferrous and nonferrous scrap.

Hot-rolled steel is manufactured principally from scrap, utilizing electric arc furnaces, continuous casting and automated rolling mills. In 2009, approximately 82% of the tons sold by the raw materials segment were consumed internally by the steel mills segment; the remaining tons were sold to non-affiliated customers. Cold-rolled steel, cold finished steel, steel joists and joist girders, fabricated concrete reinforcing steel, steel fasteners grating and expanded metal, wire and wire mesh are manufactured by further processing of hot-rolled steel. Steel deck, light gauge framing and wire mesh are manufactured from cold-rolled and cold drawn steel. In 2009, approximately 86% of the steel mills segment production was sold to non-affiliated customers; the remainder was used internally by the steel products segment.

The recession experienced by the global economy and its effects on steel markets throughout 2009 were unprecedented. This year was the first since 2001 in which Nucor has experienced a decrease in sales when compared to the prior year. The significant reduction in demand for our products, particularly in the first half of the year, resulted in the first annual net loss in the history of our company. Our results improved each quarter, however, and we ended the year with a profitable fourth quarter.

The strength of our balance sheet and our culture enable us to use downturns as opportunities to grow Nucor’s long-term earnings power. In recent years, we have strengthened Nucor’s position as North America’s most diversified steel producer. With this product line diversity, Nucor’s short-term performance is not tied to any one market.

COMPARISON OF 2009 TO 2008

RESULTS OF OPERATIONS

NET SALES

Net sales to external customers by segment for 2009 and 2008 were as follows:

			(in thousands)
Year Ended December 31,	2009	2008	% Change

Steel mills	$ 7,159,512	$16,477,900	-57%
Steel products	2,691,322	4,339,524	-38%
Raw materials	1,076,964	2,403,075	-55%
All other	262,498	442,825	-41%

Total net sales to external customers	$11,190,296	$23,663,324	-53%

Net sales for 2009 decreased 53% from the prior year due to the most challenging market conditions in Nucor’s history. The average sales price per ton decreased 32% from $940 in 2008 to $637 in 2009, while total tons shipped to outside customers decreased 30%.

In the steel mills segment, production and sales tons were as follows:

			(in thousands)
Year Ended December 31,	2009	2008	% Change

Steel production	13,998	20,446	-32%

Outside steel shipments	12,075	18,185	-34%
Inside steel shipments	1,961	2,747	-29%

Total steel shipments	14,036	20,932	-33%

Net sales to external customers in the steel mills segment decreased 57% due to a 34% decrease in tons sold to outside customers and a 35% decrease in the average sales price per ton from $907 in 2008 to $593 in 2009. Total production levels at the steel mills decreased 32% due to significant decreases in outside shipments as well as in tons supplied to Nucor’s downstream businesses.

Tonnage data for the steel products segment is as follows:

			(in thousands)
Year Ended December 31,	2009	2008	% Change

Joist production	264	485	-46%
Deck sales	310	498	-38%
Cold finished sales	330	485	-32%
Fabricated concrete reinforcing steel sales	954	955	—

Net sales to external customers in the steel products segment decreased 38% from 2008 due to a 26% decrease in tons sold to outside customers and a 16% decrease in the average sales price per ton from $1,500 to $1,263.

Sales for the raw materials segment decreased 55% from 2008 due to declines in both volume and price. Only ten months of DJJ’s sales were included in Nucor’s consolidated results in 2008. Prior to the acquisition of DJJ, Nucor had no outside sales of raw materials. Approximately 80% of outside sales in the raw materials segment in 2009 were from brokerage operations of DJJ and approximately 19% of the outside sales were from the scrap processing facilities (77% and 22%, respectively, in 2008).

The “All other” category includes Nucor’s steel trading businesses. The year-over-year decreases in sales are primarily due to decreased sales prices per ton.

GROSS MARGIN

In 2009, Nucor recorded gross margins of $154.4 million (1%) compared to $4.05 billion (17%) in 2008. The year-over-year dollar and gross margin decreases were the result of the 30% decrease in total shipments to outside customers and decreased average selling price per ton for all products. Additionally, the decreases were due to the following factors:

•   In the steel mills segment, the average scrap and scrap substitute cost per ton used in our steel mills segment decreased 31% from $438 in 2008 to $303 in 2009; however, metal margins (the difference between selling price of steel and the cost of scrap and scrap substitutes) also decreased. The results of the first nine months of 2009 included a substantially greater burden than the prior year from the accelerated consumption of high-cost pig iron inventories, primarily at our sheet mills. These inventories were purchased prior to the collapse of both the economy and scrap/pig iron pricing in last year’s fourth quarter. The consumption of the high-cost pig iron inventories had a negative impact of approximately $420 million and was completed by the close of the third quarter.

•   Pre-operating and start-up costs of new facilities increased to $160.0 million in 2009, compared with $128.6 million in 2008. In 2009, these costs primarily related to the start-up of the SBQ mill in Memphis, Tennessee, the construction and start-up of the galvanizing line at our Decatur, Alabama mill, the proposed iron-making facility and the Castrip project in Blytheville, Arkansas. In 2008, these costs related to the HIsmelt project in Australia, the construction of the SBQ mill, the start-up of the Castrip facility, the construction of the galvanizing line and the start-up of our building systems plant in Brigham City, Utah. Nucor defines pre-operating and start-up costs, all of which are expensed, as the losses attributable to facilities or major projects that are either under construction or in the early stages of operation. Once these facilities or projects have attained a utilization rate that is consistent with our similar operating facilities, they are no longer considered by Nucor to be in start-up.

•	Total energy costs increased $1 per ton from 2008 to 2009 due primarily to decreased utilization rates across all product lines; however, due to the efficiency of Nucor’s steel mills, energy costs remained less than 8% of the sales dollar in 2009 and 2008.

The decrease in gross margin was partially offset by a LIFO credit of $466.9 million in 2009, compared with a charge of $341.8 million in 2008.

MARKETING, ADMINISTRATIVE AND OTHER EXPENSES

Two major components of marketing, administrative and other expenses are freight and profit sharing costs. Unit freight costs decreased 3% from 2008 to 2009 primarily due to lower fuel costs. Profit sharing costs, which are based upon and fluctuate with pre-tax earnings, decreased approximately 96% from 2008 to 2009 mainly due to our net loss for 2009. In 2009, profit sharing costs primarily consisted of $9.6 million of matching contributions made to the 401(k) portion of the Company’s Profit Sharing and Retirement Savings Plan for qualified employees. In 2008, profit sharing costs included $281.3 million for contributions to the Profit Sharing and Retirement Savings Plan (including the Company’s matching contribution) and an additional $36.2 million in extraordinary bonuses paid to employees for the achievement of record earnings during the year. Profit sharing costs also fluctuate based on Nucor’s achievement of certain financial performance goals, including comparisons of Nucor’s financial performance to peers in the steel industry and to other high-performing companies. Stock-based compensation included in marketing, administrative and other expenses increased 8% to $19.5 million in 2009 compared with $18.1 million in 2008, and includes costs associated with vesting of stock awards granted in prior years.

EQUITY IN LOSSES OF UNCONSOLIDATED AFFILIATES

Nucor incurred equity method investment losses of $82.3 million and $36.9 million in 2009 and 2008, respectively. The increase in the equity method investment losses is primarily due to losses at Duferdofin Nucor S.r.l., including a pre-tax charge to write-down inventories to the lower of cost or market of $46.8 million in 2009. Nucor acquired a 50% economic and voting interest in Duferdofin Nucor in July 2008.

IMPAIRMENT OF NON-CURRENT ASSETS

In 2009, Nucor recorded $2.8 million in charges for impairment of non-current assets compared with $105.2 million in charges in 2008. Approximately $84.8 million of the impairment charge in 2008 was for the impairment of our investment in the HIsmelt joint venture in Australia. The HIsmelt process is a blast furnace replacement technology that has the potential to be a hot metal source for electric arc furnaces. In December 2008, production at the HIsmelt plant was suspended due to market conditions. Given the uncertain outlook for the pig iron market and the fact that the technology is not yet fully commercialized, management decided it was appropriate to recognize an impairment of this investment. Restart of this facility has not yet commenced.

INTEREST EXPENSE (INCOME)

Net interest expense is detailed below:

		(in thousands)
Year Ended December 31,	2009	2008

Interest expense	$149,922	$134,554
Interest income	(15,170)	(44,071)

Interest expense, net	$134,752	$ 90,483

Gross interest expense increased 11% over 2008 primarily due to increased average debt outstanding of approximately 4% and increased interest related to uncertain tax positions. Gross interest income decreased approximately 66% primarily due to a significant decrease in the average interest rate earned on investments. The decrease in rates was offset by a 29% increase in average investments attributable to cash received from the issuance of debt and equity during the second quarter of 2008 and decreased acquisition activity and capital expenditures in 2009 as compared to 2008.

NONCONTROLLING INTERESTS

Noncontrolling interests represent the income attributable to the minority interest partners of Nucor’s joint ventures, primarily Nucor-Yamato Steel Company (NYS), Nucor Trading S.A., and Barker Steel Company, Inc., of which Nucor owns 51%, 75% and 90%, respectively. The 82% decrease in noncontrolling interests was primarily attributable to the decreased earnings of NYS, which were due to the significant weakening of the structural steel market. Under the NYS limited partnership agreement, the minimum amount of cash to be distributed each year to the partners is the amount needed by each partner to pay applicable U.S. federal and state income taxes. In 2009, the amount of cash distributed to noncontrolling interest holders exceeded the earnings attributable to noncontrolling interests based on mutual agreement of the general partners; however, the cumulative amount of cash distributed to partners was less than the cumulative net earnings of the partnership.

PROVISION FOR INCOME TAXES

The effective tax rate in 2009 was 42.7% compared with 30.9% in 2008. Our effective tax rate for each of the periods presented has been impacted by the recast of earnings attributable to noncontrolling interests to a position after earnings before income taxes and noncontrolling interests in accordance with the amended guidance on accounting and reporting for noncontrolling interests, which we adopted on January 1, 2009. The change in the rate between 2008 and 2009 is primarily due to the changes in relative proportions of net income attributable to noncontrolling interests to total pre-tax income and to the pre-tax loss position in 2009 and the related reduction in domestic manufacturing deduction benefits. In 2008, Nucor recorded refundable state income tax credits of $6.1 million (none in 2009). The IRS is currently examining Nucor’s 2005 and 2006 federal income tax returns. Management believes that the company has adequately provided for any adjustments that may arise from this audit.

NET EARNINGS AND RETURN ON EQUITY

Nucor reported a net loss of $293.6 million or $0.94 per diluted share in 2009 compared to record net earnings and earnings per share of $1.83 billion and $5.98 per diluted share in 2008. Net earnings (loss) attributable to Nucor stockholders as a percentage of net sales were (2.6%) in 2009 and 7.7% in 2008. Return on average stockholders’ equity was (4%) and 28% in 2009 and 2008, respectively.

COMPARISON OF 2008 TO 2007

RESULTS OF OPERATIONS

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

Net sales to external customers in the steel products segment increased 42% over 2007. Approximately 60% of the increase was due to increased volume, primarily attributable to the acquisitions of Harris Steel in March 2007, Magnatrax Corporation in August 2007 and Ambassador Steel Corporation in August 2008. The increased sales for the segment were also due to a 16% increase in the average selling price per ton.

Approximately 77% of outside sales in the raw materials segment in 2008 were from brokerage operations of DJJ and approximately 22% of the outside sales were from the scrap processing facilities. Prior to the acquisition of DJJ in February 2008, there were no outside sales of raw materials.

In 2008 and 2007, the “All other” category included the steel trading businesses that Nucor owns through Harris Steel. The year-over-year increases in sales were due to Nucor owning Harris Steel for all of 2008 versus only a portion of 2007 (since March), combined with increased sales prices per ton.

GROSS MARGIN

In 2008, Nucor recorded gross margins of $4.05 billion (17%) compared to $3.13 billion (19%) in 2007. The year-over-year dollar increase was due to increased average selling price per ton for all products and the significant acquisitions made by Nucor in 2007 and 2008. The decrease in our gross margin percentage was due to the following factors:

•	The cost of raw materials, including scrap and energy, continued to escalate. In the steel mills segment, the average price of raw materials used increased approximately 54% in 2008, primarily due to the increased cost of scrap and scrap substitutes, our main raw materials. The average scrap and scrap substitute cost per ton used in our steel mills segment increased 58% from $278 in 2007 to $438 in 2008. Total energy costs per ton increased $6 from 2007 to 2008 as natural gas prices increased 21% and electricity prices increased 14%. In the steel products segment, the average price of raw materials used increased 21% over the prior year.

•	As a result of these increased raw material and energy costs, Nucor incurred a LIFO charge of $341.8 million in 2008, compared with a charge of $194.3 million in 2007. Nucor also recorded $48.9 million in charges to write down inventories to the lower of cost or market in 2008 (none in 2007).

•	DJJ’s business of collecting and processing ferrous and nonferrous materials for resale typically operates at lower margins than Nucor has historically experienced as a manufacturer of steel and steel products.

•	Amortization expense increased from $24.4 million in 2007 to $69.4 million in 2008. The increase was due to the acquisitions that occurred in 2008, which resulted in approximately $593.7 million of additional amortizable intangible assets, and the recording of a full year of amortization expense on the intangible assets acquired in 2007.

•	Pre-operating and start-up costs of new facilities increased to $128.6 million in 2008, compared with $56.1 million in 2007. In 2008, these costs related to the HIsmelt project, the construction of our SBQ mill, the start-up of our Castrip facility in Arkansas, the construction of a galvanizing line at our sheet mill in Alabama and the start-up of our building systems plant in Utah. In 2007, these costs primarily related to the HIsmelt project, the construction of the SBQ mill and the start-up of the Utah building systems plant.

MARKETING, ADMINISTRATIVE AND OTHER EXPENSES

Unit freight costs increased 14% from 2007 to 2008 primarily due to higher fuel costs. Profit sharing costs increased approximately 26% from 2007 to 2008. In 2008, profit sharing costs included $281.3 million for contributions to a Profit Sharing and Retirement Savings Plan for qualified employees, compared with $229.9 million in 2007. Profit sharing costs in 2008 included an additional $36.2 million in extraordinary bonuses paid to employees for the achievement of record earnings during the year. Stock-based compensation included in marketing, administrative and other expenses increased 5% to $18.1 million in 2008 compared with $17.3 million in 2007. Since stock-based compensation is impacted by changes in Nucor’s stock price and net earnings, the 24% increase in Nucor’s net earnings was offset by the 22% decrease in the stock price.

EQUITY IN LOSSES OF UNCONSOLIDATED AFFILIATES

Nucor incurred equity method investment losses of $36.9 million and $24.6 million in 2008 and 2007, respectively. The increase in the equity method investment losses is primarily due to losses at the HIsmelt joint venture in Australia.

IMPAIRMENT OF NON-CURRENT ASSETS

In 2008, Nucor recorded $105.2 million in charges for impairment of non-current assets. Approximately $84.8 million of the impairment charge is for the impairment of our investment in the HIsmelt joint venture in Australia.

INTEREST EXPENSE (INCOME)

Net interest expense is detailed below:

		(in thousands)
Year Ended December 31,	2008	2007
Interest expense	$134,554	$51,106
Interest income	(44,071)	(45,637)

Interest expense, net	$ 90,483	$ 5,469

Gross interest expense more than doubled from 2007 to 2008 primarily due to increased average debt outstanding, accompanied by increased average interest rates. Nucor issued $2.3 billion in notes from the beginning of the fourth quarter of 2007 through the end of 2008 at rates slightly higher than the majority of our pre-existing debt. Gross interest income decreased approximately 3%, primarily due to a significant decrease in the average interest rate earned on investments. The decrease in rates was offset by a 41% increase in average investments attributable to cash received from the issuance of debt and equity during the second quarter of 2008 and decreased stock repurchase activity as compared to 2007.

NONCONTROLLING INTERESTS

The 7% increase in noncontrolling interests was primarily attributable to the increased earnings of NYS in the first half of the year, which were due to the strength of the structural steel market.

PROVISION FOR INCOME TAXES

Nucor had an effective tax rate of 30.9% in 2008 compared with 30.7% in 2007. In 2008, Nucor recorded refundable state income tax credits of $6.1 million ($10.7 million in 2007).

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

Nucor had no commercial paper outstanding at December 31, 2009, and our $1.3 billion revolving credit facility that does not expire until November 2012 was undrawn. We believe our financial strength is a key strategic advantage among domestic steel producers, particularly during recessionary business cycles. We carry the highest credit ratings of any metals and mining company in North America, with an A credit rating from Standard and Poor’s and Moody’s. The credit markets have largely remained open and receptive to companies with an investment grade credit rating throughout the economic crisis, and Nucor’s present ratings place us several notches above the investment grade minimum of BBB-. Accordingly, we expect to continue to have access to the capital markets if needed.

Nucor’s cash and cash equivalents and short term investments position remains robust at $2.24 billion as of December 31, 2009. Approximately $158.7 million and $202.1 million of the cash and cash equivalents position at December 31, 2009 and December 31, 2008, respectively, was held by our majority-owned joint ventures.

Selected Measures of Liquidity and Capital Resources:

		(in thousands	)
December 31,	2009	2008
Cash and cash equivalents	$2,016,981	$2,355,130
Short-term investments	225,000	—
Working capital	3,955,191	4,543,294
Current ratio	4.2	3.5

The current ratio increased from 3.5 at December 31, 2008 to 4.2 at December 31, 2009. Accounts receivable and inventories decreased 9% and 45%, respectively, since 2008, while net sales in the fourth quarter decreased 29% from the fourth quarter of 2008. Historically, total accounts receivable has turned approximately monthly, with accounts receivable for the steel products segment turning about every five weeks. In 2009, the sales for the steel products segment were a higher percentage of total sales, resulting in accounts receivable turnover of approximately five weeks. Inventories have historically turned every five to six weeks. With decreased utilization and the accumulation of higher-cost scrap and scrap substitutes ordered at the peak market prices in 2008, inventory turnover was approximately every nine weeks in 2009. The current ratio was also impacted by the payment of approximately $305 million in early 2009 for profit sharing and extraordinary bonuses related to our 2008 record performance.

Funds provided from operations, cash and cash equivalents, short-term investments and new borrowings under existing credit facilities are expected to be adequate to meet future capital expenditure and working capital requirements for existing operations for at least the next 24 months.

We have a simple capital structure with no off-balance sheet arrangements or relationships with unconsolidated special purpose entities.

OPERATING ACTIVITIES

Nucor generated cash provided by operating activities of $1.18 billion in 2009 compared with a record $2.5 billion in 2008, a decrease of 53%. This decrease was primarily the result of the 116% decrease in net earnings. Changes in operating assets and liabilities (exclusive of acquisitions) provided cash of $624.7 million in 2009 compared with $93.6 million cash used in 2008. The decrease in inventories was primarily due to the significant decrease in raw material costs and to decreased tons in inventory resulting from the decline in sales. Inventory levels were unusually high at December 31, 2008 due to the accumulation of increased tons of inventory ordered at peak market prices in the second half of 2008 prior to the rapid fall-off in sales in the fourth quarter.

INVESTING ACTIVITIES

Our business is capital intensive; therefore, cash used in investing activities represents capital expenditures for new facilities, the expansion and upgrading of existing facilities, and the acquisition of other companies. Additionally, the cash used in investing activities includes investments in joint ventures and purchases of and proceeds from the sale of investments. Cash used in investing activities decreased to $700.4 million in 2009 compared with $3.32 billion in 2008. Nucor invested $390.5 million in new facilities (exclusive of acquisitions) and expansion or upgrading of existing facilities in 2009 compared with $1.02 billion in 2008, a decrease of 62%. Nucor’s capital investment and maintenance practices give us the flexibility to reduce our current spending on our facilities to very low levels during severely depressed market conditions such as we experienced in 2009.

Nucor made significant acquisitions in 2008, using cash of $1.83 billion. The acquisition of DJJ in 2008 was the largest in the Company’s history. Also in 2008, Nucor acquired 50% of the stock of Duferdofin Nucor for $667.0 million. Activity related to acquisitions and investments in affiliates was minimal in 2009 due to the current economic environment.

FINANCING ACTIVITIES

Cash used in financing activities was $820.0 million in 2009 compared with cash provided by financing activities of $1.78 billion in 2008. In June 2008, Nucor issued $1 billion in debt in three tranches: $250 million in 5% notes due in 2013, $500 million of 5.85% notes due in 2018 and $250 million in 6.4% notes due in 2037. Nucor repaid $180.4 million in notes that matured in 2009, and we have no other significant debt maturities until 2012.

In May 2008, Nucor completed a public offering of approximately 27.7 million common shares at an offering price of $74.00 per share. Net proceeds of the common stock offering were approximately $1.99 billion, after deducting underwriting discounts and commissions and offering expenses. Nucor used a portion of the net proceeds from the common stock offering and the issuance of notes to fund the acquisition of Ambassador and other companies as well as the investment in Duferdofin Nucor. Nucor plans to use the remainder of the net proceeds for general corporate purposes including acquisitions, capital expenditures, working capital requirements and repayment of debt.

In 2009, Nucor increased its quarterly base dividend resulting in dividends paid of $443.1 million. In 2008, in addition to the quarterly base dividends, Nucor paid supplemental dividends resulting in total dividend payments of $658.1 million. The supplemental dividends were suspended in the first quarter of 2009.

During 2008, Nucor repurchased approximately 2.8 million shares of Nucor’s common stock at a cost of approximately $124.0 million (no repurchases in 2009). Approximately 27.2 million shares remain authorized for repurchase under the Company’s stock repurchase program.

In June 2008, Nucor received increased commitments under its existing five-year unsecured revolving credit facility to provide up to $1.3 billion in revolving loans. This multi-year credit agreement matures in November 2012 and was further amended in June 2008 to allow up to $200 million in additional commitments at Nucor’s election in accordance with the terms set forth in the credit agreement. Up to the equivalent of $850 million of the credit facility will be available for foreign currency loans, and up to $500 million is available for the issuance of letters of credit.

Our credit facility includes only one financial covenant, which is a limit of 60% on the ratio of funded debt to total capitalization. In addition, the credit facility contains customary non-financial covenants, including a limit on Nucor’s ability to pledge the Company’s assets and a limit on consolidations, mergers and sales of assets. Our funded debt to total capital ratio was 29% and 28% at year-end 2009 and 2008, respectively, and we were in compliance with all other covenants under our credit facility.

MARKET RISK

Nucor’s largest exposure to market risk is in our steel mills and steel products segments. Our steel mills utilization rate was 58% for the fourth quarter of 2009, and our steel products facilities operated at 48% of capacity in the fourth quarter. A significant portion of our steel and steel products segments sales are into the commercial, industrial and municipal construction markets. We expect the non-residential construction market to remain at depressed levels, resulting in decreased sales prices and volumes compared to years prior to 2009. Our largest single customer in 2009 represented approximately 5% of sales and consistently pays within terms. We have only a small exposure to the U.S. automotive industry. Our exposure to market risk in our raw materials segment is mitigated by the fact that our steel mills use a significant portion of the products of that segment.

The majority of Nucor’s industrial revenue bonds (IDRBs) have variable interest rates that are adjusted weekly, with the rate of one IDRB adjusted annually. These IDRBs represent 14% of Nucor’s long-term debt outstanding at December 31, 2009. The remaining 86% of Nucor’s long-term debt is at fixed rates. Future changes in interest rates are not expected to significantly impact earnings. From time to time, Nucor makes use of interest rate swaps to manage interest rate risk. As of December 31, 2009, there were no such contracts outstanding. Nucor’s investment practice is to invest in securities that are highly liquid with short maturities. As a result, we do not expect changes in interest rates to have a significant impact on the value of our investment securities.

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

The Company is exposed to foreign currency risk through its operations in Canada, Europe, Trinidad and Australia. We periodically use derivative contracts to mitigate the risk of currency fluctuations.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following table sets forth our contractual obligations and other commercial commitments as of December 31, 2009 for the periods presented:

					(in thousands)
	Payments Due By Period
Contractual Obligations	Total	2010	2011 - 2012	2013 - 2014	2015 and thereafter
Long-term debt	$3,086,200	$6,000	$650,000	$253,300	$2,176,900
Estimated interest on long-term debt(1)	1,848,618	151,583	297,650	219,224	1,180,161
Operating leases	121,618	34,533	42,363	18,410	26,312
Raw material purchase commitments(2)	2,462,470	702,116	847,061	687,646	225,647
Utility purchase commitments(2)	1,064,669	232,449	212,342	88,428	531,450
Other unconditional purchase obligations(3)	113,654	82,883	10,485	3,416	16,870
Other long-term obligations(4)	178,405	60,260	16,788	6,568	94,789

Total contractual obligations	$8,875,634	$1,269,824	$2,076,689	$1,276,992	$4,252,129

(1)	Interest is estimated using applicable rates at December 31, 2009 for Nucor’s outstanding fixed and variable rate debt.
(2)	Nucor enters into contracts for the purchase of scrap and scrap substitutes, iron ore, electricity, natural gas and other raw materials and related services. These contracts include multi-year commitments and minimum annual purchase requirements and are valued at prices in effect on December 31, 2009, or according to the contract language. These contracts are part of normal operations and are reflected in historical operating cash flow trends. We do not believe such commitments will adversely affect our liquidity position.
(3)	Purchase obligations include commitments for capital expenditures on operating machinery and equipment.
(4)	Other long-term obligations include amounts associated with Nucor’s early retiree medical benefits and management compensation.
Note:	In addition to the amounts shown in the table above, $108.6 million of unrecognized tax benefits have been recorded as liabilities, and we are uncertain as to if or when such amounts may be settled. Related to these unrecognized tax benefits, we have also recorded a liability for potential penalties and interest of $35.1 million at December 31, 2009.

DIVIDENDS

Nucor has increased its base cash dividend every year since it began paying dividends in 1973. Nucor paid dividends of $1.40 per share in 2009 compared with $2.17 per share in 2008. In December 2009, the board of directors increased the base quarterly dividend by 3% to $0.36 per share. In 2008 the board of directors approved a supplemental dividend based on Nucor’s strong performance. The supplemental dividend was suspended in December 2008. The base quarterly dividend has more than tripled since the end of 2007. In February 2010, the board of directors declared Nucor’s 148th consecutive quarterly cash dividend of $0.36 per share payable on May 12, 2010 to stockholders of record on March 31, 2010.

OUTLOOK

As we anticipated, 2009 was one of the most tumultuous and difficult periods in Nucor’s history. As a result, we reported net losses for the first three quarters of 2009 and a net loss for the year. These were the first losing quarters in the Company’s history and broke a record of continuous quarterly and annual profitability since 1966.

Entering the first quarter of 2010, general economic and steel market conditions have remained extremely challenging. At this point, Nucor has not seen any measurable benefit from the government’s stimulus plan. While we expect to see improvements in steel mill shipments in the first quarter, we also expect significant increases in both sales prices and scrap costs, which would result in a LIFO charge. In addition to weakened end-use demand, many steel industry customers continue to maintain reduced levels of steel inventories due to liquidity and future pricing concerns. The economic downturn is most severe in the non-residential construction markets, which represent a significant percentage of sales for our steel mills and steel products segments. Our steel mills have worked through their higher cost scrap and scrap substitute inventories that existed through much of 2009, but their results going forward could be negatively impacted by the potential of lower operating volumes and rising raw material costs.

We continue to believe that the current downturn is likely to present attractive growth opportunities to a company that is in Nucor’s unrivaled position in the industry. We are maintaining or growing our market share, while many competitors who do not have our financial strength or highly variable and low-cost structure are forced to shut down facilities. Our manufacturing processes are highly flexible and able to increase production quickly in response to any improvement in demand. This is especially true because our pay-for-performance culture has allowed us to avoid layoffs as our payroll expense has decreased dramatically due to lower production and other performance bonuses. The strength of our balance sheet, our highly flexible production capabilities and our highly variable cost structure put us in a unique position to meet our customers’ needs and gain additional market share.

Recent legislative and regulatory proposals related to climate change and new interpretations of existing laws through climate change-related litigation create further financial risk. Nucor’s operations may be affected by climate change laws and regulation in the next few years, most notably through increased energy costs. Cost of compliance, capital investment or the operating and maintenance costs incurred to comply with the climate change legislation, directly or indirectly, could have a material adverse effect on our results of operations, cash flows and financial condition.

In 2010, we will continue to execute on our successful and disciplined, multi-pronged growth strategy. Even though acquisition spending decreased significantly in 2009, we are excited about the significant growth platforms that we now have in place upstream, downstream and in our core steelmaking business. Capital expenditures are currently projected to be approximately $400 million in 2010, consistent with 2009. Nucor continues to invest capital in our core operations to keep them state-of-the-art and globally competitive.

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

If steel selling prices were to decline in future quarters, write-downs of inventory could result. Specifically, the valuation of raw material inventories purchased during periods of peak market pricing held by subsidiaries valued using the FIFO method of accounting would most likely be impacted. Low utilization rates at our steel mills could hinder our ability to work through high-priced scrap and scrap substitutes (particularly pig iron), leading to period-end exposure when comparing carrying value to net realizable value.

LONG-LIVED ASSET IMPAIRMENTS

We evaluate our property, plant and equipment and finite-lived intangible assets for potential impairment on an individual asset basis or at the lowest level asset grouping for which cash flows can be separately identified. Asset impairments are assessed whenever changes in circumstances indicate that the carrying amounts of those productive assets could exceed their projected undiscounted cash flows. Some of the estimated values for assets that we currently use in our operations utilize judgments and assumptions of future undiscounted cash flows that the assets will produce. When it is determined that an impairment exists, the related assets are written down to estimated fair market value.

Certain long-lived asset groupings were tested for impairment during the fourth quarter of 2009. Undiscounted cash flows for each asset grouping were estimated using management’s long-range estimates of market conditions associated with each asset grouping over the estimated useful life of the principal asset within the group. With one minor exception, our undiscounted cash flow analysis indicated that those long-lived asset groupings were recoverable as of December 31, 2009; however, if our projected cash flows are not realized, either because of an extended recessionary period or other unforeseen events, impairment charges may be required in future periods. A 10% decrease in the projected cash flows of each of our asset groupings would not result in an impairment.

GOODWILL

Goodwill is tested annually for impairment and whenever events or circumstances change that would make it more likely than not that an impairment may have occurred. We perform our annual impairment analysis as of the first day of the fourth quarter each year. The evaluation of impairment involves comparing the current estimated fair value of each reporting unit to the recorded value, including goodwill.

Nucor uses a discounted cash flow model to determine the current estimated fair value of its reporting units. Key assumptions used to determine the estimated fair value of each reporting unit as part of our annual testing (and any required interim testing) include: (a) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, costs to produce and estimated capital needs); (b) an estimated terminal value using a terminal year growth rate determined based on the growth prospects of the reporting unit; (c) a discount rate based on management’s best estimate of the after-tax weighted average cost of capital; and (d) a probability-weighted scenario approach by which varying cash flows are assigned to certain scenarios based on the likelihood of occurrence. Management considers historical and anticipated future results, general economic and market conditions, the impact of planned business and operational strategies and all available information at the time the fair values of its reporting units are estimated.

While our fourth quarter 2009 annual goodwill impairment analysis did not result in an impairment charge, the excess of estimated fair value over carrying value for the majority of our reporting units has declined substantially. Despite these declines, management does not believe that future impairment of all reporting units is probable. However, the performance of certain businesses that comprise our reporting units requires continued improvement. In particular, the severity and duration of losses sustained within the Buildings Group and Steel Trading reporting units have resulted in continued declines in estimated fair value over the past year. Management of working capital at these businesses has resulted in related declines in the carrying values of the assets of these reporting units over this same time period. As of the testing date, the estimated fair values of the Buildings Group and Steel Trading reporting units exceeded carrying values by 13% and 12%, respectively. As a result, these reporting units would be most likely to be affected by changes in our assumptions and estimates. The calculation of fair value could increase or decrease depending on changes in the inputs and assumptions used, such as changes in the reporting unit’s future growth rates, discount rates, etc. In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, we applied a hypothetical 5% decrease to the fair values of each reporting unit. This hypothetical 5% decrease would result in excess fair value over carrying value for our Buildings Group reporting unit of $25.4 million and our Steel Trading reporting unit of $9.3 million at December 31, 2009.

Nucor concluded during the second quarter of 2009 that an interim triggering event had occurred for purposes of testing goodwill recorded within the Cold Finish reporting unit. As a result, an evaluation of impairment was performed during the second quarter of 2009 resulting in no goodwill impairment. The fourth quarter 2009 annual goodwill impairment analysis for the Cold Finish reporting unit also resulted in no goodwill impairment due mainly to the improved operating results in the near term as compared to those budgeted cash flows included in the second quarter 2009 impairment testing. Based on these revised forecasts and the improving outlook for the Cold Finish reporting unit, management believes that the likelihood of a goodwill impairment charge within the upcoming year is diminished.

Nucor will continue to monitor operating results within all reporting units throughout the upcoming year in an effort to determine if events and circumstances warrant further interim impairment testing. Otherwise, all reporting units will again be subject to the required annual impairment test during our fourth quarter of 2010. Changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future operating cash flows and discount rate, could decrease the estimated fair value of these and other reporting units in the future and could result in an impairment of goodwill.

EQUITY METHOD INVESTMENTS

Investments in joint ventures in which Nucor shares control over the financial and operating decisions but in which Nucor is not the primary beneficiary are accounted for under the equity method. Each of the Company’s equity method investments is subject to a review for impairment if, and when, circumstances indicate that the estimated fair value of our investment could be less than carrying value. If the results of the review indicate a decline in the carrying value of our investment and that decline is other than temporary, the Company would write down the investment to its estimated fair value, which would become its new carrying amount.

As a result of the significant decline in the global demand for steel and the losses incurred at the investment during 2009, we evaluated our investment in Duferdofin Nucor during the fourth quarter of 2009. Nucor determined the estimated fair value of our investment in Duferdofin Nucor using a discounted cash flow model based on a weighted-average of multiple discounted cash flow scenarios. The discounted cash flow scenarios require the use of unobservable inputs, including assumptions of projected revenues (including product volume, product mix and average selling prices), raw material costs and other production expenses, capital spending and other costs, as well as a discount rate. Estimates of projected revenues, expenses, capital spending and other costs are developed by Duferdofin Nucor and Nucor using historical data and available market data. Based on our fair value determination, the estimated fair value of our investment in Duferdofin Nucor approximated carrying value as of December 31, 2009. As a result, we did not have an other-than-temporary impairment of our investment in Duferdofin Nucor in 2009.

Changes in management estimates to the unobservable inputs would change the valuation of the investment. The estimates for the projected revenue and discount rate are the assumptions that most significantly affect the fair value determination. For example, a 50 basis point increase in the discount rate would result in a decline in the estimated fair value of our investment in Duferdofin Nucor of approximately $45.2 million.

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

INCOME TAXES

We utilize the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Potential accrued interest and penalties related to unrecognized tax benefits within operations are recognized as a component of earnings before taxes and noncontrolling interests.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 2 to our consolidated financial statements for a discussion of new accounting pronouncements adopted by Nucor during 2009 and the expected financial impact of accounting pronouncements recently issued or proposed but not yet required to be adopted.

FIVE-YEAR FINANCIAL REVIEW	37

	(dollar and share amounts in thousands, except per share data)
	2009	2008	2007	2006	2005
FOR THE YEAR
Net sales	$11,190,296	$23,663,324	$16,592,976	$14,751,270	$12,700,999
Costs, expenses and other:
Cost of products sold	11,035,903	19,612,283	13,462,927	11,284,606	10,108,805
Marketing, administrative and other expenses	348,478	714,064	553,146	574,783	459,936
Equity in (earnings) losses of unconsolidated affiliates	82,341	36,920	24,618	17,690	(476)
Impairment of non-current assets	2,800	105,183	—	—	—
Interest expense (income), net	134,752	90,483	5,469	(37,365)	4,201
Other income	—	—	—	—	(9,200)

	11,604,274	20,558,933	14,046,160	11,839,714	10,563,266
Earnings (loss) before income taxes and noncontrolling interests	(413,978)	3,104,391	2,546,816	2,911,556	2,137,733
Provision for (benefit from) income taxes	(176,800)	959,480	781,368	935,653	709,834

Net earnings (loss)	(237,178)	2,144,911	1,765,448	1,975,903	1,427,899
Earnings attributable to noncontrolling interests	56,435	313,921	293,501	219,121	110,650

Net earnings (loss) attributable to Nucor stockholders	(293,613)	1,830,990	1,471,947	1,756,782	1,317,249
Net earnings (loss) per share:
Basic	(0.94)	5.99	4.96	5.73	4.19
Diluted	(0.94)	5.98	4.94	5.68	4.15
Dividends declared per share	1.41	1.91	2.44	2.15	0.93
Percentage of net earnings (loss) to net sales	-2.6%	7.7%	8.9%	11.9%	10.4%
Return on average stockholders’ equity	-3.8%	28.1%	29.5%	38.3%	33.8%
Capital expenditures	390,500	1,018,980	520,353	338,404	331,466
Acquisitions (net of cash acquired)	32,720	1,826,030	1,542,666	223,920	154,864
Depreciation	494,035	479,484	403,172	363,936	375,054
Sales per employee	539	1,155	1,085	1,273	1,159
AT YEAR END
Current assets	$5,182,248	$6,397,486	$5,073,249	$4,683,065	$4,081,611
Current liabilities	1,227,057	1,854,192	1,582,036	1,421,917	1,228,618

Working capital	3,955,191	4,543,294	3,491,213	3,261,148	2,852,993
Cash provided by operating activities	1,182,297	2,498,728	1,935,306	2,251,233	2,136,615
Current ratio	4.2	3.5	3.2	3.3	3.3
Property, plant and equipment, net	4,013,836	4,131,861	3,232,998	2,856,415	2,855,717
Total assets	12,571,904	13,874,443	9,826,122	7,893,018	7,148,845
Long-term debt	3,086,200	3,266,600	2,250,300	922,300	923,550
Percentage of debt to capital	28.9%	28.3%	29.4%	15.3%	17.0%
Total Nucor stockholders’ equity	7,390,526	7,929,204	5,112,917	4,857,351	4,312,049
Per share	23.47	25.25	17.75	16.14	13.90
Shares outstanding	314,856	313,977	287,993	300,949	310,220
Employees	20,400	21,700	18,000	11,900	11,300

38	MANAGEMENT’S REPORT

Management’s Report on internal control over financial reporting

Nucor’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on its assessment, management concluded that Nucor’s internal control over financial reporting was effective as of December 31, 2009. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2009 as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Nucor Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Nucor Corporation and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, Nucor Corporation changed the way it accounts and reports a noncontrolling interest in a subsidiary in fiscal 2009.

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

PricewaterhouseCoopers LLP

Charlotte, North Carolina

February 25, 2010

40	CONSOLIDATED BALANCE SHEETS

CONSOLIDATED BALANCE SHEETS	(in thousands)
December 31,	2009	2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 15)	$2,016,981	$2,355,130
Short-term investments (Notes 4 and 15)	225,000	—
Accounts receivable, net (Note 5)	1,116,035	1,228,807
Inventories, net (Note 6)	1,312,903	2,408,157
Other current assets (Notes 14, 15 and 20)	511,329	405,392

Total current assets	5,182,248	6,397,486
PROPERTY, PLANT AND EQUIPMENT, NET (Note 7)	4,013,836	4,131,861
GOODWILL (Note 8)	1,803,021	1,732,045
OTHER INTANGIBLE ASSETS, NET (Note 8)	902,922	946,545
OTHER ASSETS (Notes 9 and 11)	669,877	666,506

TOTAL ASSETS	$12,571,904	$13,874,443

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term debt (Notes 11 and 15)	$1,748	$8,622
Long-term debt due within one year (Notes 11 and 15)	6,000	180,400
Accounts payable (Note 10)	707,038	534,161
Federal income taxes payable	—	199,044
Salaries, wages and related accruals (Notes 17 and 18)	154,997	580,090
Accrued expenses and other current liabilities (Notes 10, 14, 15 and 16)	357,274	351,875

Total current liabilities	1,227,057	1,854,192
LONG-TERM DEBT DUE AFTER ONE YEAR (Notes 11 and 15)	3,080,200	3,086,200
DEFERRED CREDITS AND OTHER LIABILITIES (Notes 14, 15, 16, 17, 18 and 20)	680,358	677,370

TOTAL LIABILITIES	4,987,615	5,617,762

COMMITMENTS AND CONTINGENCIES (Notes 6 and 16)
EQUITY
NUCOR STOCKHOLDERS’ EQUITY (Notes 12, 13 and 17):
Common stock (800,000 shares authorized; 374,692 and 374,069 shares issued, respectively)	149,877	149,628
Additional paid-in capital	1,675,777	1,629,981
Retained earnings	7,120,218	7,860,629
Accumulated other comprehensive loss, net of income taxes (Notes 2 and 14)	(41,056)	(190,262)
Treasury stock (59,836 and 60,092, respectively)	(1,514,290)	(1,520,772)

Total Nucor stockholders’ equity	7,390,526	7,929,204
NONCONTROLLING INTERESTS	193,763	327,477

TOTAL EQUITY	7,584,289	8,256,681

TOTAL LIABILITIES AND EQUITY	$12,571,904	$13,874,443

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS	41

CONSOLIDATED STATEMENTS OF EARNINGS	(in thousands, except per share data)
Year Ended December 31,	2009	2008	2007
NET SALES	$11,190,296	$23,663,324	$16,592,976

COSTS, EXPENSES AND OTHER:
Cost of products sold	11,035,903	19,612,283	13,462,927
Marketing, administrative and other expenses	348,478	714,064	553,146
Equity in losses of unconsolidated affiliates (Note 9)	82,341	36,920	24,618
Impairment of non-current assets (Note 9)	2,800	105,183	—
Interest expense, net (Note 19)	134,752	90,483	5,469

	11,604,274	20,558,933	14,046,160

EARNINGS (LOSS) BEFORE INCOME TAXES AND NONCONTROLLING INTERESTS	(413,978)	3,104,391	2,546,816
PROVISION FOR (BENEFIT FROM) INCOME TAXES (Note 20)	(176,800)	959,480	781,368

NET EARNINGS (LOSS)	(237,178)	2,144,911	1,765,448

EARNINGS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	56,435	313,921	293,501

NET EARNINGS (LOSS) ATTRIBUTABLE TO NUCOR STOCKHOLDERS	$(293,613)	$1,830,990	$1,471,947

NET EARNINGS (LOSS) PER SHARE (Note 21):
Basic	($0.94)	$5.99	$4.96
Diluted	($0.94)	$5.98	$4.94

See notes to consolidated financial statements.

42	CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY	(in thousands, except per share data)

	TOTAL	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK (AT COST)		TOTAL NUCOR STOCKHOLDERS’ EQUITY	NON- CONTROLLING INTERESTS
		SHARES	AMOUNT				SHARES	AMOUNT
BALANCES, December 31, 2006	$5,100,717	372,516	$149,006	$195,543	$5,840,067	$4,470	71,567	$(1,331,735)	$4,857,351	$243,366
Comprehensive income:
Net earnings in 2007	1,765,448				1,471,947				1,471,947	293,501
Net unrealized loss on hedging derivatives, net of income taxes	(819)					(819)			(819)
Reclassification adjustment for loss on settlement of hedging derivatives included in net income, net of income taxes	11,719					11,719			11,719
Foreign currency translation gain, net of income taxes	143,228					142,971			142,971	257
Adjustment to early-retiree medical plan, net of income taxes	10,313					10,313			10,313
Other	(5,292)					(5,292)			(5,292)

Total comprehensive income	1,924,597								1,630,839	293,758
Adjustment to initially apply FIN 48	31,135				31,135				31,135
Stock options exercised	12,003	609	244	11,759					12,003
Issuance of stock under award plans, net of forfeitures	51,571	130	52	43,554			(423)	7,965	51,571
Amortization of unearned compensation	5,550			5,550					5,550
Treasury stock acquired	(754,029)						14,118	(754,029)	(754,029)
Cash dividends ($2.44 per share)	(721,503)				(721,503)				(721,503)
Distributions to noncontrolling interests	(263,086)									(263,086)
Other	13,408									13,408
BALANCES, December 31, 2007	5,400,363	373,255	149,302	256,406	6,621,646	163,362	85,262	(2,077,799)	5,112,917	287,446
Comprehensive income:
Net earnings in 2008	2,144,911				1,830,990				1,830,990	313,921
Net unrealized loss on hedging derivatives, net of income taxes	(60,137)					(60,137)			(60,137)
Reclassification adjustment for gain on settlement of hedging derivatives included in net income, net of income taxes	(9,863)					(9,863)			(9,863)
Foreign currency translation loss, net of income taxes	(284,534)					(284,199)			(284,199)	(335)
Adjustment to early-retiree medical plan, net of income taxes	575					575			575

Total comprehensive income	1,790,952								1,477,366	313,586
Stock options exercised	10,711	553	221	10,490					10,711
Issuance of stock under award plans, net of forfeitures	53,173	261	105	46,340			(276)	6,728	53,173
Amortization of unearned compensation	5,025			5,025					5,025
Issuance of stock under public equity offering	1,985,979			1,311,720			(27,668)	674,259	1,985,979
Treasury stock acquired	(123,960)						2,774	(123,960)	(123,960)
Cash dividends ($1.91 per share)	(592,007)				(592,007)				(592,007)
Distributions to noncontrolling interests	(275,075)									(275,075)
Other	1,520									1,520
BALANCES, December 31, 2008	8,256,681	374,069	149,628	1,629,981	7,860,629	(190,262)	60,092	(1,520,772)	7,929,204	327,477
Comprehensive income:
Net earnings (loss) in 2009	(237,178)				(293,613)				(293,613)	56,435
Net unrealized loss on hedging derivatives, net of income taxes	(48,616)					(48,616)			(48,616)
Reclassification adjustment for loss on settlement of hedging derivatives included in net loss, net of income taxes	40,543					40,543			40,543
Foreign currency translation gain, net of income taxes	155,285					155,201			155,201	84
Adjustment to early-retiree medical plan, net of income taxes	2,078					2,078			2,078

Total comprehensive income (loss)	(87,888)								(144,407)	56,519
Stock options exercised	3,740	239	95	3,645					3,740
Issuance of stock under award plans, net of forfeitures	44,883	384	154	38,247			(256)	6,482	44,883
Amortization of unearned compensation	3,904			3,904					3,904
Cash dividends ($1.41 per share)	(446,798)				(446,798)				(446,798)
Distributions to noncontrolling interests	(190,233)									(190,233)
BALANCES, December 31, 2009	$7,584,289	374,692	$149,877	$1,675,777	$7,120,218	$(41,056)	59,836	$(1,514,290)	$7,390,526	$193,763

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS	43

CONSOLIDATED STATEMENTS OF CASH FLOWS	(in thousands)
Year Ended December 31,	2009	2008	2007
OPERATING ACTIVITIES:
Net earnings (loss)	$(237,178)	$2,144,911	$1,765,448
Adjustments:
Depreciation	494,035	479,484	403,172
Amortization	72,388	69,423	24,384
Stock-based compensation	54,665	49,873	44,001
Deferred income taxes	88,546	(293,476)	(81,206)
Equity in losses of unconsolidated affiliates	82,341	36,920	24,618
Impairment of non-current assets	2,800	105,183	—
Changes in assets and liabilities (exclusive of acquisitions):
Accounts receivable	141,104	855,572	(174,326)
Inventories	1,117,600	(364,280)	(102,490)
Accounts payable	170,229	(861,334)	57,259
Federal income taxes	(422,116)	278,663	13,332
Salaries, wages and related accruals	(419,800)	129,927	(42,931)
Other	37,683	(132,138)	4,045

Cash provided by operating activities	1,182,297	2,498,728	1,935,306
INVESTING ACTIVITIES:
Capital expenditures	(390,500)	(1,018,980)	(520,353)
Sale of interest in affiliate	—	—	29,500
Investment in and advances to affiliates	(63,563)	(720,713)	(31,435)
Disposition of plant and equipment	11,371	17,180	2,787
Acquisitions (net of cash acquired)	(32,720)	(1,826,030)	(1,542,666)
Purchases of investments	(261,389)	(289,423)	(487,395)
Proceeds from the sale of investments	36,389	499,709	1,687,578
Proceeds from currency derivative contracts	—	1,441,862	517,241
Settlement of currency derivative contracts	—	(1,424,291)	(511,394)

Cash used in investing activities	(700,412)	(3,320,686)	(856,137)
FINANCING ACTIVITIES:
Net change in short-term debt (exclusive of aquisitions)	(6,908)	(149,837)	(65,871)
Repayment of long-term debt	(180,400)	—	—
Proceeds from issuance of long-term debt, net of discount	—	989,715	1,322,445
Debt issuance costs	—	(6,937)	(9,200)
Issuance of common stock	3,716	1,996,690	12,003
Excess tax benefits from stock-based compensation	(3,100)	10,600	13,000
Distributions to noncontrolling interests	(190,233)	(275,075)	(263,086)
Cash dividends	(443,109)	(658,051)	(726,139)
Acquisition of treasury stock	—	(123,960)	(754,029)

Cash provided by (used in) financing activities	(820,034)	1,783,145	(470,877)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(338,149)	961,187	608,292
CASH AND CASH EQUIVALENTS — BEGINNING OF YEAR	2,355,130	1,393,943	785,651

CASH AND CASH EQUIVALENTS — END OF YEAR	$2,016,981	$2,355,130	$1,393,943

See notes to consolidated financial statements.

44	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

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

Reclassifications Certain amounts for prior years have been reclassified to conform to the 2009 presentation.

Subsequent Events The Company has evaluated subsequent events through February 25, 2010, the date these financial statements were issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents Cash and cash equivalents are recorded at cost plus accrued interest, which approximates market, and have original maturities of three months or less at the date of purchase. Cash and cash equivalents are maintained primarily with a few high-credit quality financial institutions.

Short-term Investments Short-term investments are recorded at cost plus accrued interest, which approximates market. Unrealized gains and losses on investments classified as available-for-sale are recorded as a component of accumulated other comprehensive income (loss). Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determination at each balance sheet date.

Inventories Valuation Inventories are stated at the lower of cost or market. Inventories valued using the last-in, first-out (LIFO) method of accounting represent approximately 48% of total inventories as of December 31, 2009 (65% as of December 31, 2008). All inventories held by the parent company and Nucor-Yamato Steel Company are valued using the LIFO method of accounting except for supplies that are consumed indirectly in the production process, which are valued using the first-in, first-out (FIFO) method of accounting. All inventories held by the parent company’s other subsidiaries are valued using the FIFO method of accounting. The Company records any amount required to reduce the carrying value of inventory to net realizable value as a charge to cost of products sold.

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

Goodwill and Other Intangibles Goodwill is the excess of cost over the fair value of net assets of businesses acquired. Goodwill is not amortized but is tested annually for impairment and whenever events or circumstances change that would make it more likely than not that an impairment may have occurred. We perform our annual impairment analysis as of the first day of the fourth quarter each year. The evaluation of impairment involves comparing the current estimated fair value of each reporting unit to the recorded value, including goodwill. Nucor uses a discounted cash flow model to determine the current estimated fair value of its reporting units. A number of significant assumptions and estimates are involved in the application of the discounted cash flow model to forecast operating cash flows, including market growth and market share, sales volumes and prices, costs to produce, discount rate and estimated capital needs. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. Assumptions in estimating future cash flows are subject to a high degree of judgment and complexity. Changes in assumptions and estimates may affect the carrying value of goodwill and could result in additional impairment charges in future periods.

Finite-lived intangible assets are amortized over their useful lives.

Long-Lived Asset Impairments We evaluate our property, plant and equipment and finite-lived intangible assets for potential impairment on an individual asset basis or at the lowest level asset grouping for which cash flows can be separately identified. Asset impairments are assessed whenever changes in circumstances indicate that the carrying amounts of those productive assets could exceed their projected undiscounted cash flows. When it is determined that an impairment exists, the related assets are written down to estimated fair market value.

Equity Method Investments Investments in joint ventures in which Nucor shares control over the financial and operating decisions but in which Nucor is not the primary beneficiary are accounted for under the equity method. Each of the Company’s equity method investments is subject to a review for impairment if, and when, circumstances indicate that a decline in value below its carrying amount is other than temporary. Under these circumstances, the Company would write down the investment to its estimated fair market value, which would become its new carrying amount.

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

Nucor recognizes all derivative instruments in the consolidated balance sheets at fair value. Amounts included in accumulated other comprehensive income (loss) related to cash flow hedges are reclassified into earnings when the underlying transaction is recognized in net earnings. Changes in fair-value hedges are reported currently in earnings along with changes in the fair value of the hedged items. When cash flow and fair value hedges affect net earnings, they are included on the same line as the underlying transaction (cost of products sold or interest expense). If these instruments do not meet hedge accounting criteria, the change in fair value is recognized immediately in earnings in the same line as the underlying transaction.

Revenue Recognition Nucor recognizes revenue when products are shipped, which represents when title and risk of loss have passed to the customer, and when collection is reasonably assured.

Freight Costs Internal fleet and some common carrier costs are included in marketing, administrative and other expenses. These costs included in marketing, administrative and other expenses were $54.3 million in 2009 ($99.2 million in 2008 and $81.5 million in 2007). All other freight costs are included in cost of products sold.

Income Taxes Nucor utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

Nucor recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Potential accrued interest and penalties related to unrecognized tax benefits within operations are recognized as a component of earnings before taxes and noncontrolling interests.

Nucor’s intention is to permanently reinvest the earnings of certain foreign investments. Accordingly, no provisions have been made for taxes that may be payable upon remittance of such earnings.

Stock-Based Compensation The Company recognizes the cost of stock-based compensation as an expense using fair value measurement methods. The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and experience.

Comprehensive (Loss) Income Nucor reports comprehensive income (loss) and the changes in accumulated other comprehensive income (loss) in its consolidated statement of stockholders’ equity. Accumulated other comprehensive income (loss) is comprised of the following:

		(in thousands )
December 31,	2009	2008

Foreign currency translation, net of income taxes when applicable	$20,051	$(135,150)

Early retirement medical plan adjustments, net of income taxes	12,966	10,888

Fair market value of derivatives, net of income taxes	(74,073)	(66,000)

	$(41,056)	$(190,262)

Foreign Currency Translation For Nucor’s operations where the functional currency is other than the U.S. dollar, assets and liabilities have been translated at year-end exchange rates, and income and expenses translated using average exchange rates for the respective periods. Adjustments resulting from the process of translating an entity’s financial statements into the U.S. dollar have been recorded in accumulated other comprehensive income (loss) and are included in net earnings only upon sale or liquidation of the underlying investments. Foreign currency transaction gains and losses are included in operations in the period they occur.

Recent Accounting Pronouncements In January 2009, Nucor adopted accounting guidance that amends current accounting and reporting for a noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary. Upon adoption of this guidance, noncontrolling interest of $327.5 million was reclassified to equity as of December 31, 2008 and the corresponding earnings attributable to noncontrolling interests for the years ended December 31, 2008 and 2007 have been presented as reconciling items in the consolidated statements of earnings.

In January 2009, Nucor adopted accounting guidance that provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities and shall be included in the computation of both basic and diluted earnings per share. The impact to diluted and basic earnings per share for the prior year periods due to adoption of this guidance was not significant.

In the first quarter of 2009, Nucor adopted accounting guidance that requires enhanced disclosures about a company’s derivative and hedging activities. The adoption of this standard did not have a material impact on Nucor’s consolidated financial statements. See Note 14 for the relevant disclosure.

In the second quarter of 2009, Nucor adopted accounting guidance that requires disclosures about the fair value of financial instruments for publicly traded companies for both interim and annual periods. This provision did not have a material impact on Nucor’s consolidated financial statements. See Note 15 for the relevant disclosure.

Also in the second quarter of 2009, Nucor adopted a new accounting standard that establishes the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This accounting standard requires the disclosure of the date through which an entity has evaluated subsequent events. See Note 1 for the relevant disclosure. The adoption of this accounting standard did not have a material impact on Nucor’s consolidated financial statements. In June 2009, the Financial Accounting Standards Board (FASB) issued guidance codifying generally accepted accounting principles in the United States (GAAP). While the guidance was not intended to change GAAP, it did change the way the Company references authoritative literature. The Company adopted this authoritative guidance in 2009.

In June 2009, the FASB issued authoritative guidance regarding financial reporting by enterprises involved with variable interest entities. This standard becomes effective for Nucor in the first quarter of 2010. The adoption of this accounting standard is not expected to have a material impact on Nucor’s consolidated financial statements.

3. ACQUISITIONS

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

We obtained independent appraisals for the purpose of allocating the purchase price to the individual assets acquired and liabilities assumed. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed of DJJ as of the date of acquisition:

As of the date of acquisition	(in thousands)

Current assets	$758,748
Property, plant and equipment	288,440
Goodwill	837,378
Other intangible assets	449,167
Other assets	6,211

Total assets acquired	2,339,944

Current liabilities	(696,000)
Long-term debt	(16,300)
Deferred credits and other liabilities	(184,037)

Total liabilities assumed	(896,337)

Net assets acquired	$1,443,607

The purchase price allocation to the identifiable intangible assets is as follows (in thousands, except years):

As of the date of acquisition		Weighted Average Life

Customer relationships	$389,200	20 years
Trade names	56,200	20 years
Other	3,767	18 years

	$449,167	20 years

48	OPERATIONS REVIEW

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

The results of DJJ have been included in the consolidated financial statements from the date of acquisition. Unaudited pro forma results for Nucor, assuming the acquisition of DJJ occurred at the beginning of each period are as follows:

	(in thousands except per share data)
December 31,	2008	2007

Net sales	$24,112,311	$18,597,364
Net earnings attributable to Nucor stockholders	1,842,751	1,481,342

Net earnings per share:
Basic	$6.03	$4.99
Diluted	$6.02	$4.97

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

In August 2008, Nucor’s wholly owned subsidiary, Harris Steel, Inc., acquired all of the issued and outstanding common shares of Ambassador Steel Corporation (“Ambassador”) for a cash purchase price of approximately $185.1 million. At closing, Harris Steel also repaid Ambassador’s bank debt of approximately $135.6 million. The purchase price was adjusted in 2009, resulting in the payment of an additional $25.7 million. Based in Auburn, Indiana, Ambassador is a fabricator and distributor of concrete reinforcing steel and related products. The adjusted purchase price includes approximately $97.4 million of goodwill that has been allocated as follows: $8.2 million to the steel products segment, $60.0 million to the steel mills segment and $29.2 million to the steel trading businesses included in the “all other” category. The purchase price also includes $60.0 million of identifiable intangibles, primarily customer relationships that are being amortized over 20 years.

In the steel mills segment, in July 2008, Nucor acquired 50% of the equity interest in Duferdofin Nucor S.r.l., for the purchase price of approximately $667.0 million. Duferdofin Nucor operates a steel melt shop with a bloom/billet caster, two rolling mills and a bar mill in Italy. Nucor accounts for this investment using the equity method (see Note 9).

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

We obtained independent appraisals for the purpose of allocating the purchase price to the individual assets acquired and liabilities assumed. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed of Harris Steel as of the date of acquisition:

As of the date of aquisition	(in thousands)

Current assets	$460,037
Property, plant and equipment	122,187
Goodwill	478,008
Other intangible assets	305,217
Other assets	565

Total assets acquired	1,366,014

Short-term debt	(68,365)
Other current liabilities	(108,862)
Deferred credits and other liabilities	(125,813)
Noncontrolling interests	(3,522)

Total liabilities assumed	(306,562)

Net assets acquired	$1,059,452

The purchase price allocation to the identifiable intangible assets is as follows (in thousands, except years):

As of the date of aquisition		Weighted Average Life

Customer relationships	$271,462	22 years
Trade names	33,755	20 years

	$305,217	22 years

The majority of the goodwill has been allocated to the steel products segment (see Note 8).

The results of Harris Steel have been included in the consolidated financial statements from the date of acquisition. Unaudited pro forma results for Nucor, assuming the acquisition of Harris Steel occurred at the beginning of 2007 are as follows:

(in thousands except per share data)
2007

Net sales	$16,769,601
Net earnings attributable to Nucor stockholders	1,480,597

Net earnings per share:
Basic	$4.99
Diluted	$4.97

50	OPERATIONS REVIEW

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

All Years Other minor acquisitions, exclusive of purchase price adjustments of acquisitions made in prior years, totaled $8.1 million in 2009 ($81.6 million in 2008 and $98.4 million in 2007). Non-cash investing and financing activities included the assumption of $1.2 million of liabilities with the acquisitions in 2009 ($1.12 billion in 2008 and $457.7 million in 2007).

4. SHORT-TERM INVESTMENTS

Nucor held $225.0 million of short-term investments at December 31, 2009 (none at December 31, 2008). Our investments included $100.0 million in a nine-month Certificate of Deposit (CD) that matures in March 2010 and $50.0 million in a one-year CD that matures in September 2010. Additionally, Nucor invested $50.0 million and $25.0 million in one-year Federal Home Loan Bank (FHLB) investments that mature in July 2010 and August 2010, respectively. FHLB investments are rated AAA which is the highest credit rating available, and they are a direct obligation of the Federal Home Loan Bank. As the interest rate on the CDs and the coupon rate on the FHLBs are fixed at inception, no realized or unrealized gains or losses on these investments were incurred.

5. ACCOUNTS RECEIVABLE

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of our customers to make required payments. Accounts receivable are stated net of the allowance for doubtful accounts of $52.9 million at December 31, 2009 ($64.9 million at December 31, 2008 and $50.0 million at December 31, 2007).

6. INVENTORIES

Inventories consist of approximately 48% raw materials and supplies and 52% finished and semi-finished products at December 31, 2009 (47% and 53%, respectively, at December 31, 2008). Nucor’s manufacturing process consists of a continuous, vertically integrated process from which products are sold to customers at various stages throughout the process. Since most steel products can be classified as either finished or semi-finished products, these two categories of inventory are combined.

If the FIFO method of accounting had been used, inventories would have been $456.4 million higher at December 31, 2009 ($923.4 million higher at December 31, 2008). During 2009, inventory quantities were reduced, resulting in a liquidation of LIFO inventory layers carried at lower costs that prevailed in prior years. The effect of the liquidation was to decrease cost of products sold by $81.5 million in 2009 (no liquidation of LIFO inventory layers occurred in 2008 or 2007). Use of the lower of cost or market method reduced inventories by $9.2 million at December 31, 2009 ($51.3 million at December 31, 2008).

Nucor has entered into supply agreements for certain raw materials, utilities and other items in the ordinary course of business. These agreements extend into 2028 and total approximately $3.53 billion at December 31, 2009.

7. PROPERTY, PLANT AND EQUIPMENT

		(in thousands)
December 31,	2009	2008

Land and improvements	$403,281	$363,369
Buildings and improvements	812,130	720,256
Machinery and equipment	7,212,984	6,540,426
Construction in process and equipment deposits	370,040	859,588

	8,798,435	8,483,639
Less accumulated depreciation	(4,784,599)	(4,351,778)

	$4,013,836	$4,131,861

The estimated useful lives range from four to 10 years for land improvements, nine to 31.5 years for buildings and improvements, and two to 15 years for machinery and equipment.

8. GOODWILL AND OTHER INTANGIBLE ASSETS

The change in the net carrying amount of goodwill for the years ended December 31, 2009 and 2008 by segment is as follows:

					(in thousands)
	Steel Mills	Steel Products	Raw Materials	All Other	Total

Balance, December 31, 2007	$2,007	$786,491	$—	$59,389	$847,887
Acquisitions	206,459	38,426	665,075	43,284	953,244
Purchase price adjustments of previous acquisitions	—	5,448	—	269	5,717
Translation	—	(68,204)	—	—	(68,204)
Other	—	(6,599)	—	—	(6,599)

Balance, December 31, 2008	208,466	755,562	665,075	102,942	1,732,045
Acquisitions	—	—	—	—	—
Purchase price adjustments of previous acquisitions	60,000	(19,979)	—	(14,090)	25,931
Translation	—	45,045	—	—	45,045

Balance, December 31, 2009	$268,466	$780,628	$665,075	$88,852	$1,803,021

The majority of goodwill is not tax deductible. During 2009, $35.3 million of the goodwill originally allocated to the steel products segment and $24.7 million of the goodwill originally allocated to the steel trading businesses included in the “all other” category for the 2008 acquisition of Ambassador Steel Corporation was reallocated to the steel mills segment, for a total of $60.0 million. The reallocation was made on the basis that expected cost synergies will benefit the steel mills.

52	OPERATIONS REVIEW

Intangible assets with estimated lives of five to 22 years are amortized on a straight-line or accelerated basis and are comprised of the following:

				(in thousands)
December 31,	2009		2008
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization

Customer relationships	$922,839	$142,886	$897,477	$80,235
Trademarks and trade names	122,136	13,159	118,734	7,150
Other	27,869	13,877	27,869	10,150

	$1,072,844	$169,922	$1,044,080	$97,535

Intangible asset amortization expense was $72.4 million in 2009 ($69.4 million in 2008 and $24.4 million in 2007). Annual amortization expense is estimated to be $67.2 million in 2010; $63.7 million in 2011; $60.6 million in 2012; $57.1 million in 2013; and $55.1 million in 2014.

The Company completed its annual goodwill impairment testing during the fourth quarter of 2009 and concluded that there was no impairment of goodwill for any of its reporting units. The annual evaluation performed in 2009 used forward-looking projections and included significant expected improvements in the future cash flows of two of the Company’s reporting units, Buildings Group and Steel Trading. As a result of the global economic recession, operating results of each of these reporting units declined significantly in the fourth quarter of 2008 and remained depressed throughout 2009. Nucor expects operating results of these two units to improve when general economic conditions improve. If our assessment of the relevant facts and circumstances changes, economic conditions fail to improve, or actual performance in any of these reporting units falls short of expected results, noncash impairment charges may be required. Total goodwill associated with the Buildings Group and Steel Trading reporting units as of December 31, 2009 were $165.3 million and $88.9 million, respectively. An impairment of goodwill may also lead us to record an impairment of other intangible assets. Total finite-lived intangible assets associated with the Buildings Group and Steel Trading reporting units as of December 31, 2009 were $93.1 million and $13.6 million, respectively.

9. EQUITY INVESTMENTS

The carrying value of our equity investments in domestic and foreign companies was $582.5 million at December 31, 2009 ($626.4 million at December 31, 2008) and is recorded in other assets in the consolidated balance sheets.

Aggregated summarized combined financial information for Nucor’s equity investments is presented in the following table. Summarized combined financial information is included for investees only for the period of ownership by Nucor.

			(in thousands)
December 31,	2009	2008	2007
Results of Operations:

Sales	$464,489	$558,103	$103,856
Cost of products sold	672,928	586,837	206,413
Gross margin	(208,439)	(28,734)	(102,557)
Net earnings (loss)	(179,271)	(94,830)	(120,540)

December 31,	2009	2008
Balance Sheet:

Current assets	$385,938	$524,774
Non-current assets	899,440	725,767
Current liabilities	304,687	413,432
Non-current liabilities	382,898	201,834
Stockholders’ equity	597,793	635,275

In 2008, Nucor acquired a 50% economic and voting interest in Duferdofin Nucor S.r.l., an Italian steel manufacturer. Nucor accounts for the investment in Duferdofin Nucor (on a one-month lag basis) under the equity method, as control and risk of loss are shared equally between the members.

Nucor’s investment in Duferdofin Nucor at December 31, 2009 was $534.0 million ($581.9 million at December 31, 2008). Nucor’s 50% share of the total net assets of Duferdofin Nucor was $32.1 million at December 31, 2009, resulting in a basis difference of $501.8 million due to the step-up to fair value of certain assets and liabilities attributable to Duferdofin Nucor as well as the identification of goodwill ($347.9 million) and finite-lived intangible assets. This basis difference, excluding the portion attributable to goodwill, is being amortized based on the remaining estimated useful lives of the various underlying net assets, as appropriate. Amortization expense and other purchase accounting adjustments associated with the fair value step-up was $30.8 million in 2009 ($63.9 million in 2008).

As of December 31, 2009, Nucor held notes receivable from Duferdofin Nucor with a notional value of €35 million ($50.4 million). The notes receivable bear interest at the twelve-month Euro Interbank Offered Rate (Euribor) as of the date of the notes plus 1% per year. The interest rates were reset on September 30, 2009 to the Euribor twelve month rate as of that date plus 1% per year. The principal amount of €9 million ($13.0 million) is due on April 30, 2011. The remaining principal amount of €26 million ($37.4 million) is due on May 31, 2011. Accordingly, the notes receivable were classified in other assets in the consolidated balance sheets.

Nucor reviews its equity investments for impairment if and when circumstances indicate a potential loss in value of an investment which is other than a temporary decline. In the fourth quarter of 2009, the Company concluded it had a triggering event requiring assessment for impairment of its equity investment in Duferdofin Nucor due to the significant decline in the global demand for steel, which has significantly impacted the financial results of the equity investment. Based on the results of the impairment analysis, the Company determined that the estimated fair value of our investment in Duferdofin Nucor approximated the carrying value as of December 31, 2009. Nucor determines the estimated fair value of our investment in Duferdofin Nucor using a discounted cash flow model, based on a weighted-average of multiple discounted cash flow scenarios. The assumptions that most significantly affect the fair value determination include projected revenues and the discount rate. The Company will continue to monitor trends in the global demand for steel, specifically within the European and North African markets in which Duferdofin Nucor operates. It is reasonably possible that based on actual performance in the near term the estimates used in our valuation as of December 31, 2009 could change and result in an impairment of our investment.

The carrying value of our equity investments is net of impairment charges of $99.0 million recorded in 2008 (none in 2009 or 2007). Such charges are included in impairment of non-current assets in the consolidated statements of earnings. Approximately $84.8 million of the impairment charge was incurred in the fourth quarter of 2008 for the impairment of our investment in the HIsmelt joint venture in Australia. The HIsmelt process is a blast furnace replacement technology that has the potential to be a hot metal source for electric arc furnaces. In December 2008, production at the HIsmelt plant was suspended due to market conditions. Given the uncertain outlook for the pig iron market and the fact that the technology is not yet fully commercialized, management decided it was appropriate to recognize an impairment of this investment.

10. CURRENT LIABILITIES

Book overdrafts, included in accounts payable in the consolidated balance sheets, were $73.7 million at December 31, 2009 ($62.1 million at December 31, 2008). Dividends payable, included in accrued expenses and other current liabilities in the consolidated balance sheets, were $114.2 million at December 31, 2009 ($110.5 million at December 31, 2008).

54	OPERATIONS REVIEW

11. DEBT AND OTHER FINANCING ARRANGEMENTS

		(in thousands)
December 31,	2009	2008

Industrial revenue bonds:
0.28% to 1.9%, variable, due from 2010 to 2038	$436,200	$441,600
Notes, 6%, due 2009	—	175,000
Notes, 4.875%, due 2012	350,000	350,000
Notes, 5.0%, due 2012	300,000	300,000
Notes, 5.0%, due 2013	250,000	250,000
Notes, 5.75%, due 2017	600,000	600,000
Notes, 5.85%, due 2018	500,000	500,000
Notes, 6.40%, due 2037	650,000	650,000

	3,086,200	3,266,600
Less current maturities	(6,000)	(180,400)

	$3,080,200	$3,086,200

Annual aggregate long-term debt maturities are: $6.0 million in 2010; none in 2011; $650.0 million in 2012; $250.0 million in 2013; $3.3 million in 2014; and $2.177 billion thereafter.

In June 2008, Nucor issued $1.00 billion in debt in three tranches: $250 million 5% notes due 2013, $500 million 5.85% notes due 2018 and $250 million 6.4% notes due 2037. Net proceeds of the issuance were $982.8 million. Discount and issuance costs of $17.2 million have been capitalized as a component of other assets related to this debt and are amortized over the respective lives of the notes.

During the first half of 2008, Nucor issued and repaid $800 million of commercial paper, which had maturities of up to 90 days.

In June 2008, Nucor received increased commitments under the unsecured revolving credit facility to provide for up to $1.30 billion in revolving loans. The amended multi-year revolving credit agreement matures in November 2012 and was further amended in June 2008 to allow up to $200.0 million in additional commitments at Nucor’s election in accordance with the terms set forth in the credit agreement. Up to the equivalent of $850.0 million of the credit facility is available for foreign currency loans, and up to $500.0 million is available for the issuance of letters of credit. The credit facility provides for a pricing grid based upon the credit rating of Nucor’s senior unsecured long-term debt and, alternatively, interest rates quoted by lenders in connection with competitive bidding. The credit facility includes customary financial and other covenants, including a limit on the ratio of funded debt to capital of 60%, a limit on Nucor’s ability to pledge the Company’s assets and a limit on consolidations, mergers and sales of assets. As of December 31, 2009, Nucor’s funded debt to total capital ratio was 29%, and Nucor was in compliance with all covenants under the credit facility. No borrowings were outstanding under the credit facility as of December 31, 2009 and 2008.

Harris Steel has credit facilities totaling approximately $48.8 million, with no borrowings outstanding at December 31, 2009 and 2008. In addition, the business of Nucor Trading S.A., of which Harris Steel owns 75%, is financed by trade credit arrangements totaling approximately $115.0 million with a number of Swiss-based banking institutions. These arrangements, principally trade finance facilities, are non-recourse to Nucor and its other subsidiaries. As of December 31, 2009, Nucor Trading S.A. had outstanding borrowings of $1.7 million and outstanding guarantees of $0.7 million.

Letters of credit totaling $26.1 million were outstanding as of December 31, 2009 related to certain obligations, including workers’ compensation, utilities deposits and credit arrangements by Nucor Trading S.A. for commitments to purchase inventories.

Nucor capitalized $16.4 million of interest expense in 2009 ($10.0 million in 2008 and $3.7 million in 2007) related to the borrowing costs associated with various construction projects at our mills.

12. CAPITAL STOCK

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

13. STOCKHOLDER RIGHTS PLAN

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

14. DERIVATIVE FINANCIAL INSTRUMENTS

The following table summarizes information regarding the fair value of Nucor’s derivative instruments:

		(in thousands)
December 31, 2009	Balance Sheet Location	Fair Value
Asset derivatives not designated as hedging instruments:
Foreign exchange contracts	Other current assets	$ 445

Liability derivatives designated as hedging instruments:
Commodity contracts	Accrued expenses and other current liabilities	$(23,000)
Commodity contracts	Deferred credits and other liabilities	(72,900)
Total liability derivatives designated as hedging instruments		(95,900)
Liability derivatives not designated as hedging instruments:
Commodity contracts	Accrued expenses and other current liabilities	(3,665)

Total liability derivatives		$(99,565)

56	OPERATIONS REVIEW

The following tables summarize the effect of derivative instruments on the consolidated statements of earnings:

Year Ended December 31, 2009
Derivatives in Cash Flow Hedging Relationships	Statement of Earnings Location	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Earnings (Effective Portion)	Amount of Gain or (Loss) Recognized in Earnings on Derivative (Ineffective Portion)

Commodity contracts	Cost of products sold	$(48,616)	$(40,543)	$(1,700)

Year Ended December 31, 2009
Derivatives Not Designated as Hedging Instruments	Statement of Earnings Location	Amount of Gain or (Loss) Recognized in Earnings on Derivative

Commodity contracts	Cost of products sold	$(4,887)

Foreign exchange contracts	Cost of products sold	(3,050)

Total		$(7,937)

At December 31, 2009, natural gas swaps covering 38.9 million MMBTUs and foreign currency contracts with a notional value of $13.3 million were outstanding.

At December 31, 2009, $29.8 million of net deferred losses on cash flow hedges on natural gas forward purchase contracts included in accumulated other comprehensive income are expected to be reclassified into earnings, due to the settlement of forecasted transactions, during the next twelve months assuming no change in the forward commodity prices from December 31, 2009. Nucor is hedging a portion of its exposure to the variability of future cash flows for forecasted natural gas purchases over various time periods not exceeding three years.

Nucor has also entered into various natural gas purchase contracts, which effectively commit Nucor to the following purchases of natural gas to be used for production: $110.2 million in 2010; $64.2 million in 2011; $41.7 million in 2012; $29.9 million in 2013; $29.0 million in 2014; and $430.0 million between 2015 and 2028. These natural gas purchase contracts will primarily supply our direct reduced iron facility in Trinidad.

In the first half of 2008, the Company entered into a series of forward foreign currency contracts in order to mitigate the risk of currency fluctuation on the anticipated acquisition of a 50% equity interest in Duferdofin Nucor. These contracts had a notional value of € 423.5 million and matured in the second quarter of 2008 resulting in gains of $17.6 million included in marketing, administrative and other expenses.

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

15. FAIR VALUE MEASUREMENTS

The following table summarizes information regarding Nucor’s financial assets and financial liabilities that are measured at fair value as of December 31, 2009. Nucor does not currently have any non-financial assets or liabilities that are measured at fair value on a recurring basis.

				(in thousands)
		Fair Value Measurements at Reporting Date Using
As of December 31,	Carrying Amount in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2009
Assets:
Cash equivalents	$1,907,066	$1,907,066	$—
Short-term investments	225,000	225,000
Derivatives	445	—	445

Total assets	$2,132,511	$2,132,066	$445	—

Liabilities:
Derivatives	$(99,565)	—	$(99,565)	—

2008
Assets:
Cash equivalents	$2,269,725	$2,269,725	—	—

Liabilities:
Derivatives	$(98,127)	—	$(98,127)	—

Fair value measurements for Nucor’s cash equivalents and short-term investments are classified under Level 1 because such measurements are based on quoted market prices in active markets for identical assets. Fair value measurements for Nucor’s derivatives are classified under Level 2 because such measurements are based on published market prices for similar assets or are estimated based on observable inputs such as interest rates, yield curves, credit risks, spot and future commodity prices, and spot and future exchange rates.

The fair value of long-term debt, including current maturities, was approximately $3.30 billion at December 31, 2009 ($3.13 billion at December 31, 2008). The fair value estimates were based on readily available market prices of our debt at December 31, 2009 and 2008, or similar debt with the same maturities, rating and interest rates.

16. CONTINGENCIES

Nucor is subject to environmental laws and regulations established by federal, state and local authorities, and, accordingly, makes provision for the estimated costs of compliance. Of the undiscounted total of $37.4 million of accrued environmental costs at December 31, 2009 ($27.1 million at December 31, 2008), $15.9 million was classified in accrued expenses and other current liabilities ($16.1 million at December 31, 2008) and $21.5 million was classified in deferred credits and other liabilities ($11.0 million at December 31, 2008). Inherent uncertainties exist in these estimates primarily due to unknown conditions, evolving remediation technology, and changing governmental regulations and legal standards. During 2009 Nucor revised estimates as additional information was obtained and projects were completed, decreasing environmental reserves by $0.3 million (increasing reserves by $1.0 million in 2008 and by $1.2 million in 2007). The revisions are included in cost of products sold.

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

17. STOCK-BASED COMPENSATION

Stock Options Nucor’s stock option plans provide that common stock options may be granted to key employees, officers and non-employee directors with exercise prices at 100% of the market price on the date of the grant. Outstanding options are exercisable six months after the grant date and have a term of seven years. Nucor did not grant any options during 2009, 2008 or 2007.

A summary of activity under Nucor’s stock option plans is as follows:

					(shares in thousands)
Year Ended December 31,	2009		2008		2007
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Number of shares under option:
Outstanding at beginning of year	1,299	$20.80	1,852	$20.37	2,461	$20.21
Granted	—	—	—	—	—	—
Exercised	(239)	$15.69	(553)	$19.36	(609)	$19.70
Canceled	—	—	—	—	—	—

Outstanding at end of year	1,060	$21.95	1,299	$20.80	1,852	$20.37

Options exercisable at end of year	1,060	$21.95	1,299	$20.80	1,852	$20.37

Since Nucor began granting restricted stock units in 2006 in lieu of stock options, the shares reserved for future grants as of December 31, 2009, 2008 and 2007 are reflected in the restricted stock units table located at the end of this note. The total intrinsic value of options (the amount by which the stock price exceeded the exercise price of the option on the date of exercise) that were exercised during 2009 was $7.0 million ($25.4 million in 2008 and $26.5 million in 2007).

The following table summarizes information about stock options outstanding at December 31, 2009 (shares in thousands):

	Options Outstanding and Exercisable
Range of Exercise Prices	Number Outstanding and Exercisable	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$10.00 – $15.00	225	0.5 years	$12.04
15.01 – 20.00	372	1.5 years	$18.30
20.01 – 25.00	—	—	—
25.01 – 30.73	463	2.4 years	$29.72

$10.00 – $30.73	1,060	1.7 years	$21.95

The total aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2009 was $26.2 million.

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

A summary of Nucor’s restricted stock activity under the AIP and LTIP is as follows:

					(shares in thousands)
Year Ended December 31,	2009		2008		2007
	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value
Restricted stock awards and units:
Unvested at beginning of year	375	$61.57	479	$51.93	553	$39.14
Granted	256	$32.16	280	$67.33	464	$64.26
Vested	(391)	$48.96	(384)	$53.76	(538)	$49.42
Canceled	—	—	—	—	—	—

Unvested at end of year	240	$50.75	375	$61.57	479	$51.93

Shares reserved for future grants	1,731		1,987		2,267

Compensation expense for common stock and common stock units awarded under the AIP and LTIP is recorded over the performance measurement and vesting periods based on the anticipated number and market value of shares of common stock and common stock units to be awarded. Compensation expense for anticipated awards based upon Nucor’s financial performance, exclusive of amounts payable in cash, was $7.3 million in 2009 ($10.1 million in 2008 and $18.3 million in 2007). The total fair value of shares vested during 2009 was $13.3 million ($25.7 million in 2008 and $34.1 million in 2007). As of December 31, 2009, unrecognized compensation expense related to non-vested restricted stock was $2.5 million, which is expected to be recognized over a weighted-average period of 1.5 years.

Restricted Stock Units Nucor grants restricted stock units (“RSUs”) to key employees, officers and non-employee directors. The RSUs typically vest and are converted to common stock in three equal installments on each of the first three anniversaries of the grant date. A portion of the RSUs awarded to senior officers vest upon the officer’s retirement. Retirement, for purposes of vesting in these units only, means termination of employment with approval of the Compensation and Executive Development Committee of the Board of Directors after satisfying age and years of service requirements. RSUs granted to non-employee directors are fully vested on the grant date and are payable to the non-employee director in the form of common stock after the termination of the director’s service on the board of directors.

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

The fair value of the RSUs is determined based on the closing stock price of Nucor’s common stock on the day before the grant. A summary of Nucor’s restricted stock unit activity is as follows:

					(shares in thousands)
Year Ended December 31,	2009		2008		2007
	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value
Restricted stock units:
Unvested at beginning of year	1,139	$67.67	918	$60.82	597	$52.64
Granted	1,147	$43.91	679	$74.80	637	$67.54
Vested	(805)	$57.58	(451)	$64.45	(310)	$58.93
Canceled	(17)	$60.44	(7)	$67.62	(6)	$57.38

Unvested at end of year	1,464	$54.69	1,139	$67.67	918	$60.82

Shares reserved for future grants	15,878		17,011		17,683

Compensation expense for RSUs was $47.3 million in 2009 ($39.8 million in 2008 and $25.7 million in 2007). The total fair value of shares vested during 2009 was $37.2 million ($33.3 million in 2008 and $20.8 million in 2007). As of December 31, 2009, unrecognized compensation expense related to non-vested RSUs was $52.4 million, which is expected to be recognized over a weighted-average period of 1.9 years.

18. EMPLOYEE BENEFIT PLANS

Nucor makes contributions to a Profit Sharing and Retirement Savings Plan for qualified employees based on the profitability of the company. Nucor’s expense for these benefits totaled $9.6 million in 2009 ($281.3 million in 2008 and $229.9 million in 2007). The related liability for these benefits is included in salaries, wages and related accruals. Nucor also has a medical plan covering certain eligible early retirees. The unfunded obligation, included in deferred credits and other liabilities in the balance sheet, totaled $44.6 million at December 31, 2009 ($45.9 million at December 31, 2008). Expense associated with this plan totaled $1.9 million in 2009 ($2.7 million in 2008 and $3.4 million in 2007). The discount rate used was 6.0% in 2009 (6.4% in 2008 and 6.5% in 2007). The health care cost increase trend rate used was 6.9% in 2009 (7.5% in 2008 and 8% in 2007). The health care cost increase in the trend rate is projected to decline gradually to 4.5% by 2027.

19. INTEREST EXPENSE (INCOME)

The components of net interest expense are as follows:

			(in thousands)
Year Ended December 31,	2009	2008	2007

Interest expense	$149,922	$134,554	$51,106
Interest income	(15,170)	(44,071)	(45,637)

Interest expense, net	$134,752	$90,483	$5,469

Interest paid was $158.7 million in 2009 ($146.1 million in 2008 and $46.8 million in 2007).

20. INCOME TAXES

Components of earnings (loss) from continuing operations before income taxes and noncontrolling interests are as follows:

			(in thousands)
Year Ended December 31,	2009	2008	2007
United States	$(353,463)	$3,082,536	$2,512,067
Foreign	(60,515)	21,855	34,749

	$(413,978)	$3,104,391	$2,546,816

The provision for income taxes consists of the following:

			(in thousands)
Year Ended December 31,	2009	2008	2007

Current:
Federal	$(258,683)	$1,090,099	$762,045
State	(22,274)	114,972	73,435
Foreign	15,611	47,885	27,094

Total current	(265,346)	1,252,956	862,574

Deferred:
Federal	115,630	(238,899)	(57,845)
State	(10,354)	(14,505)	(4,500)
Foreign	(16,730)	(40,072)	(18,861)

Total deferred	88,546	(293,476)	(81,206)

Total provision for income taxes	$(176,800)	$959,480	$781,368

A reconcilliation of the federal statutory tax rate (35%) to the total provision is as follows:

Year Ended December 31,	2009	2008	2007
Taxes computed at statutory rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	5.12	2.10	1.76
Federal research credit	0.84	(0.05)	(0.06)
Domestic manufacturing deduction	(0.13)	(1.99)	(1.79)
Equity in losses of foreign joint venture	(5.93)	—	(0.07)
Foreign rate differential	2.79	(0.88)	(0.12)
Noncontrolling interests	4.77	(3.54)	(4.03)
Other, net	0.25	0.27	(0.01)

Provision for income taxes	42.71%	30.91%	30.68%

62	OPERATIONS REVIEW

Deferred tax assets and liabilities resulted from the following:

Year Ended December 31,	2009	2008

Deferred tax assets:
Accrued liabilities and reserves	$142,864	$130,022
Allowance for doubtful accounts	11,807	17,019
Inventory	166,378	269,178
Post-retirement benefits	18,913	16,407
Natural gas hedges	50,204	33,905
Net operating loss carryforward	46,504	20,857
Cumulative translation adjustments	—	2,126
Tax credit carryforwards	24,000	24,000

Total deferred tax assets	460,670	513,514

Deferred tax liabilities:
Cumulative translation adjustment	(911)	—
Holdbacks and amounts not due under contracts	(17,276)	(20,459)
Intangibles	(260,578)	(262,732)
Property, plant and equipment	(299,326)	(257,857)

Total deferred tax liabilities	(578,091)	(541,048)

Total net deferred tax liabilities	$(117,421)	$(27,534)

Current deferred tax assets were $224.6 million at December 31, 2009 ($322.8 million at December 31, 2008). Non-current deferred tax liabilities were $342.0 million at December 31, 2009 ($350.3 million at December 31, 2008). Nucor paid $213.2 million in net federal, state and foreign income taxes in 2009 ($952.7 million in 2008 and $875.6 million in 2007).

Undistributed earnings of Nucor’s foreign operations amount to approximately $100.0 million at December 31, 2009 ($139.0 million at December 31, 2008). These earnings are considered to be indefinitely reinvested and, accordingly, no provisions for U.S. federal and state income taxes are required.

State net operating loss carryforwards were $646.8 million at December 31, 2009 (none at December 31, 2008). If unused, they will expire between 2014 and 2029. Foreign net operating loss carryforwards were $85.2 million at December 31, 2009 ($68.8 million at December 31, 2008). If unused, they will expire between 2027 and 2029.

At December 31, 2009, Nucor had approximately $108.6 million of unrecognized tax benefits, of which $102.0 million would affect Nucor’s effective tax rate, if recognized. At December 31, 2008, Nucor had approximately $87.7 million of unrecognized tax benefits, of which $106.2 million would affect Nucor’s effective tax rate, if recognized.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits recorded in deferred credits and other liabilities is as follows:

			(in thousands)
December 31,	2009	2008	2007

Balance at beginning of year	$87,734	$102,174	$92,394
Additions based on tax positions related to current year	2,422	19,488	21,082
Additions based on tax positions related to prior years	858	23,668	7,504
Reductions based on tax positions related to prior years	(15,540)	(48,714)	(1,173)
Reductions due to settlements with taxing authorities	(1,288)	(73)	(17,567)
Additions due to settlements with taxing authorities	36,317	—	—
Reductions due to statute of limitations lapse	(1,916)	(10,775)	(5,686)
Additions from current year acquisitions	—	1,966	5,620

Balance at end of year	$108,587	$87,734	$102,174

It is expected that the amount of unrecognized tax benefits will change in the next twelve months. However, we do not expect the change to have a significant impact on our results of operations or financial position.

During 2009, Nucor recognized $9.9 million of expense for interest and penalties ($7.5 million of benefit in 2008 and $1.8 million of expense in 2007). As of December 31, 2009, Nucor had approximately $35.1 million of accrued interest and penalties related to uncertain tax positions ($22.9 million at December 31, 2008).

The Internal Revenue Service (IRS) is currently examining Nucor’s 2005 and 2006 federal income tax returns. Management believes that the Company has adequately provided for any adjustments that may arise from this audit. Nucor has substantially concluded U.S. federal income tax matters for years through 2004. The 2007, 2008 and 2009 tax years are open to examination by the IRS. The tax years 2005 through 2009 remain open to examination by other major taxing jurisdictions to which Nucor is subject (primarily Canada and other state and local jurisdictions).

64	OPERATIONS REVIEW

21.   EARNINGS (LOSS) PER SHARE

The computations of basic and diluted earnings per share are as follows:

	(in thousands, except per share data)
December 31,	2009	2008	2007
Basic net earnings (loss) per share:
Basic net earnings (loss)	$(293,613)	$1,830,990	$1,471,947
Earnings (loss) allocated to participating securities	(1,946)	(6,797)	(4,240)

Net earnings (loss) available to common stockholders	$(295,559)	$1,824,193	$1,467,707

Average shares outstanding	314,873	304,525	295,779

Basic net earnings (loss) per share	$(0.94)	$5.99	$4.96

Diluted net earnings (loss) per share:
Diluted net earnings (loss)	$(293,613)	$1,830,990	$1,471,947
Earnings (loss) allocated to participating securities	(1,946)	(6,484)	(4,231)

Net earnings (loss) available to common stockholders	$(295,559)	$1,824,506	$1,467,716

Diluted average shares outstanding:
Basic shares outstanding	314,873	304,525	295,779
Dilutive effect of stock options and other	—	481	1,235

	314,873	305,006	297,014

Diluted net earnings (loss) per share	$(0.94)	$5.98	$4.94

The number of shares that were not included in the diluted net earnings per share calculation because to do so would have been antidilutive was immaterial for all periods presented.

22.   SEGMENTS

Nucor reports its results in the following segments: steel mills, steel products and raw materials. The steel mills segment includes carbon and alloy steel in sheet, bars, structural and plate, and Nucor’s equity investment in Duferdofin Nucor. The steel products segment includes steel joists and joist girders, steel deck, fabricated concrete reinforcing steel, cold finish steel, steel fasteners, metal building systems, light gauge steel framing, steel grating and expanded metal, and wire and wire mesh. The raw materials segment includes DJJ, the scrap broker and processor that Nucor acquired on February 29, 2008; Nu-Iron Unlimited, a facility that produces direct reduced iron used by the steel mills; a proposed iron-making facility; and certain equity method investments. The “All other” category primarily includes Nucor’s steel trading businesses. The segments are consistent with the way Nucor manages its business, which is primarily based upon the similarity of the types of products produced and sold by each segment.

Net interest expense, other income, profit sharing expense, stock-based compensation, gains on foreign currency exchange contracts and changes in the LIFO reserve are shown under Corporate/eliminations. Corporate assets primarily include cash and cash equivalents, short-term investments, allowances to eliminate intercompany profit in inventory, fair value of natural gas hedges, deferred income tax assets, federal income taxes receivable or payable, LIFO reserve and investments in and advances to affiliates.

Nucor’s segment results are as follows:

			(in thousands)
Year Ended December 31,	2009	2008	2007

Net sales to external customers:
Steel mills	$7,159,512	$16,477,900	$13,311,212
Steel products	2,691,322	4,339,524	3,051,648
Raw materials	1,076,964	2,403,075	—
All other	262,498	442,825	230,116

	$11,190,296	$23,663,324	$16,592,976

Intercompany sales:
Steel mills	$1,027,167	$2,165,459	$1,313,337
Steel products	27,453	45,745	36,101
Raw materials	3,402,084	7,584,685	322,016
All other	10,888	10,069	18,671
Corporate/eliminations	(4,467,592)	(9,805,958)	(1,690,125)

	$—	$—	$—

Depreciation expense:
Steel mills	$357,722	$360,140	$351,565
Steel products	57,988	51,403	31,089
Raw materials	75,699	66,845	19,593
All other	105	210	99
Corporate	2,521	886	826

	$494,035	$479,484	$403,172

Amortization expense:
Steel mills	$400	$400	$400
Steel products	40,705	43,980	23,984
Raw materials	30,412	24,758	—
All other	871	285	—
Corporate	—	—	—

	$72,388	$69,423	$24,384

Earnings (loss) before income taxes and noncontrolling interests:
Steel mills	$(350,372)	$3,604,781	$2,854,152
Steel products	(112,800)	295,884	302,162
Raw materials	(76,965)	161,726	(6,461)
All other	(14,130)	10,207	2,535
Corporate/eliminations	140,289	(968,207)	(605,572)

	$(413,978)	$3,104,391	$2,546,816

Segment assets:
Steel mills	$5,446,028	$6,603,944	$5,134,277
Steel products	2,707,678	3,207,318	2,938,964
Raw materials	2,417,649	2,324,857	465,105
All other	138,286	207,767	182,840
Corporate/eliminations	1,862,263	1,530,557	1,104,936

	$12,571,904	$13,874,443	$9,826,122

Capital expenditures:
Steel mills	$217,690	$771,220	$409,986
Steel products	37,601	83,889	90,344
Raw materials	113,000	157,952	9,028
All other	74	132	79
Corporate	22,135	5,787	10,916

	$390,500	$1,018,980	$520,353

Net sales by product were as follows (in thousands). Further product group breakdown is impracticable.

			(in thousands)
December 31,	2009	2008	2007
Net sales to external customers:
Sheet	$2,877,140	$6,503,074	$5,051,067
Bar	2,042,471	4,362,420	3,885,094
Structural	1,275,795	3,085,284	2,564,531
Plate	964,106	2,527,122	1,810,520
Steel products	2,691,322	4,339,524	3,051,648
Raw materials	1,076,964	2,403,075	—
All other	262,498	442,825	230,116

	$11,190,296	$23,663,324	$16,592,976

23. QUARTERLY INFORMATION (UNAUDITED)

			(in thousands, except per share data)
Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2009
Net sales	$2,654,319	$2,478,028	$3,120,005	$2,937,944
Gross margin(1)	(124,005)	(61,876)	119,154	221,120
Net earnings (loss)	(190,525)	(127,769)	(5,311)	86,427
Net earnings (loss) attributable to Nucor stockholders	(189,645)	(133,337)	(29,538)	58,907
Net earnings (loss) per share:
Basic	(0.60)	(0.43)	(0.10)	0.19
Diluted	(0.60)	(0.43)	(0.10)	0.18

2008
Net sales	$4,974,269	$7,090,599	$7,447,520	$4,150,936
Gross margin(2)	902,677	1,210,944	1,457,113	480,307
Net earnings(3)	501,525	668,690	810,803	163,893
Net earnings attributable to Nucor stockholders(3)	409,754	580,754	734,590	105,892
Net earnings per share:
Basic	1.42	1.94	2.31	0.34
Diluted	1.41	1.94	2.31	0.34

(1)	Nucor incurred LIFO credits of $105.0 million, $125.0 million, $120.0 million and $116.9 million in the first, second, third and fourth quarters of 2009, respectively. Nucor also incurred charges of $59.6 million in the first quarter for writing down inventory to the lower of cost or market.

(2)	Nucor incurred LIFO charges of $69.0 million, $214.0 million and $140.0 million in the first, second and third quarters, respectively, and incurred a LIFO credit of $81.2 million in the fourth quarter. Nucor also incurred charges of $6.5 million in the third quarter and $42.4 million in the fourth quarter for writing down inventory to the lower of cost of market.

(3)	The fourth quarter includes $105.2 million in charges for impairment of non-current assets.

70	CORPORATE AND STOCK DATA

CORPORATE OFFICE

1915 Rexford Road

Charlotte, North Carolina 28211

Phone 704/366-7000

Fax 704/362-4208

STOCK TRANSFERS

DIVIDEND DISBURSING

DIVIDEND REINVESTMENT

American Stock Transfer & Trust Company, LLC

59 Maiden Lane

New York, New York 10038

Phone 877/715-0504

Fax 718/236-2641

ANNUAL MEETING

The 2010 annual meeting of stockholders will be held at 10:00 a.m. on Thursday, May 13, 2010, at the Charlotte Marriott SouthPark, 2200 Rexford Road, Charlotte, NC.

STOCK LISTING

Nucor’s common stock is traded on the New York Stock Exchange under the symbol NUE. As of January 29, 2010, there were approximately 19,000 stockholders of record.

FORM 10-K

A copy of Nucor’s 2009 annual report filed with the Securities and Exchange Commission (“SEC”) on Form 10-K is available to stockholders upon request.

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

STOCK PRICE AND DIVIDENDS PAID

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2009
Stock price:
High	$49.00	$49.82	$51.08	$48.00
Low	29.84	37.40	39.20	38.27
Dividends paid	0.35	0.35	0.35	0.35
2008
Stock price:
High	$75.67	$83.56	$77.36	$48.29
Low	47.72	65.89	41.57	25.25
Dividends paid	0.61	0.52	0.52	0.52

STOCK PERFORMANCE

This graphic comparison assumes the investment of $100 in Nucor Corporation common stock, $100 in the S&P 500 Index and $100 in the S&P Steel Group Index, all at year-end 2004. The resulting cumulative total return assumes that cash dividends were reinvested. Nucor common stock comprised 42% of the S&P Steel Group Index at year-end 2009 (51% at year-end 2004).

THIS ANNUAL REPORT HAS BEEN PRINTED ON RECYCLED PAPER.