Form 10-K, Exhibit 13
period 2010-12-31
NUCOR CORP
filed 2011-02-28
CIK 73309

Exhibit 13

2	FINANCIAL HIGHLIGHTS

FINANCIAL HIGHLIGHTS	(dollar and share amounts in thousands, except per share data)
	2010	2009	% CHANGE
FOR THE YEAR
Net sales	$15,844,627	$11,190,296	42%
Earnings:
Earnings (loss) before income taxes and noncontrolling interests	267,115	(413,978)	165%
Provision for (benefit from) income taxes	60,792	(176,800)	134%

Net earnings (loss)	206,323	(237,178)	187%
Earnings attributable to noncontrolling interests	72,231	56,435	28%

Net earnings (loss) attributable to Nucor stockholders	134,092	(293,613)	146%
Per share:
Basic	0.42	(0.94)	145%
Diluted	0.42	(0.94)	145%
Dividends declared per share	1.4425	1.41	2%
Percentage of net earnings (loss) to net sales	0.8%	-2.6%	not meaningful
Return on average stockholders’ equity	1.8%	-3.8%	not meaningful
Capital expenditures	345,294	390,500	-12%
Depreciation	512,147	494,035	4%
Acquisitions (net of cash acquired)	64,788	32,720	98%
Sales per employee	777	539	44%
AT YEAR END
Working capital	$4,356,737	$3,955,191	10%
Property, plant and equipment, net	3,852,118	4,013,836	-4%
Long-term debt	4,280,200	3,086,200	39%
Total Nucor stockholders’ equity	7,120,070	7,390,526	-4%
Per share	22.55	23.47	-4%
Shares outstanding	315,791	314,856	—
Employees	20,500	20,400	—

FORWARD-LOOKING STATEMENTS Certain statements made in this annual report are forward-looking statements that involve risks and uncertainties. The words “believe,” “expect,” “project,” “will,” “should” and similar expressions are intended to identify those forward-looking statements. These forward-looking statements reflect the Company’s best judgment based on current information, and although we base these statements on circumstances that we believe to be reasonable when made, there can be no assurance that future events will not affect the accuracy of such forward-looking information. As such, the forward-looking statements are not guarantees of future performance, and actual results may vary materially from the projected results and expectations discussed in this report. Factors that might cause the Company’s actual results to differ materially from those anticipated in forward-looking statements include, but are not limited to: (1) the sensitivity of the results of our operations to prevailing steel prices and changes in the supply and cost of raw materials, including pig iron and scrap steel; (2) availability and cost of electricity and natural gas; (3) market demand for steel products, which, in the case of many of our products, is driven by the level of non-residential construction activity in the U.S.; (4) competitive pressure on sales and pricing, including pressure from imports and substitute materials; (5) impairment in the recorded value of goodwill, equity investments, inventory, fixed assets or other long-lived assets; (6) uncertainties surrounding the global economy, including the severe economic downturn in construction markets and excess world capacity for steel production; (7) fluctuations in currency conversion rates; (8) U.S. and foreign trade policies affecting steel imports or exports; (9) significant changes in laws or government regulations affecting environmental compliance, including legislation and regulations that result in greater regulation of greenhouse gas emissions, which could increase our energy costs and our capital expenditures and operating costs; (10) the cyclical nature of the steel industry; (11) capital investments and their impact on our performance; and (12) our safety performance.

22	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

MACROECONOMIC CONDITIONS

The sluggish pace of the economic recovery since the worst national recession the United States has experienced in decades is continuing to adversely affect our business. Although the United States economy has been growing steadily since the second half of 2009, the unemployment rate remains high due to the loss of millions of jobs during the recession and the slow pace of the recovery. In some sectors of the economy, particularly housing and non-residential construction, the recovery has not yet begun. Employment is not expected to regain the peak reached during the most recent economic cycle for several more years. Until a stronger job recovery takes hold, consumer confidence and spending will remain low, indirectly negatively affecting demand for our products. We believe our net sales and financial results will be stronger in 2011 than in 2010, but they will continue to be adversely affected by these general economic factors as well as by the conditions specific to the steel industry that are described below.

CONDITIONS IN THE STEEL INDUSTRY

The steel industry has always been cyclical in nature, but North American producers of steel and steel products have been and are continuing to face some of the most challenging market conditions they have experienced in decades. The average capacity utilization rate of U.S. steel mills, which in 2009 was a historically unprecedented low of 52%, improved to 70% in 2010. This rate compares unfavorably to capacity utilization rates of 81% and 87% in 2008 and 2007, respectively. As domestic demand for steel and steel products is expected to improve only slowly in 2011, it is unlikely that average capacity utilization rates will increase significantly in 2011. The average utilization rates of all operating facilities in our steel mills, steel products and raw materials segments were approximately 70%, 54% and 69%, respectively, in 2010, compared with 54%, 49% and 53%, respectively, in 2009.

The steel industry has also historically been characterized by global overcapacity and intense competition for sales among producers. This aspect of the industry remains true today despite the bankruptcies of numerous domestic steel companies and ongoing global steel industry consolidation. The rapid and extraordinary increase in China’s total production of steel in the last decade has only compounded these characteristics of the steel industry. China is now the world’s largest producer of steel, and production there actually increased in 2009 compared to 2008, when production decreased sharply in the United States and most other steel-producing countries.

OUR CHALLENGES AND RISKS

Sales of many of our products are dependent upon capital spending in the non-residential construction markets in the United States, including not only in the industrial and commercial sectors, but also capital spending on infrastructure that is publicly funded such as bridges, schools, prisons and hospitals. Unlike recoveries from past recessions, the recovery from the recession of 2008/2009 has not included a strong recovery in the severely depressed non-residential construction market. In fact, capital spending on non-residential construction projects continues to show little, if any, strength, posing a significant challenge to our business. We do not expect to see a return to pre-recession growth in our net sales until we see a sustained increase in capital spending on these types of construction projects.

Artificially cheap exports by some of our major foreign competitors to the United States and elsewhere reduce our net sales and adversely impact our financial results. Direct steel imports in 2010 accounted for a 21% share of the U.S. market despite significant unused domestic steelmaking capacity. Aggressive enforcement of trade rules by the World Trade Organization (WTO) to limit unfairly traded imports remains uncertain, although it is critical to our ability to remain competitive. We have been encouraged by recent actions the United States government has taken before the WTO to challenge some of China’s trade practices as violating world trade rules, and we continue to believe that assertive enforcement of world trade rules must be one of the highest priorities of the United States government.

A major uncertainty we continue to face in our business is the price of our principal raw material, ferrous scrap, which is volatile and often increases rapidly in response to changes in domestic demand, unanticipated events that decrease the flow of scrap into scrap yards, and increased foreign demand for scrap. Increasing our prices for the products we sell quickly enough to offset increases in the prices we pay for ferrous scrap is challenging but critical to maintaining our profitability. We have a surcharge mechanism to offset changes in prices of our raw materials that is based upon widely-available market indices for prices of scrap and other raw materials. We monitor changes in those indices closely and make adjustments as needed, generally on a monthly basis, to our surcharges and sometimes directly to the selling prices for our products.

The majority of our steel sales are to spot market customers who place their orders each month based on their business needs and our pricing competitiveness. We include in our contract sales to customers a method of adjusting prices on a periodic basis to reflect changes in market pricing for scrap. Contract sales typically have terms ranging from six to twelve months. There will often be a timing difference between changes in the prices we pay for raw materials and the adjustments to our selling prices, but we attempt to manage this risk via the surcharge mechanism, which our customers understand is a necessary response to the unpredictable market forces affecting prices for our raw materials.

Another significant uncertainty we face is the cost of energy, primarily electricity and natural gas. Although electricity prices have historically been more stable than natural gas prices, proposed regulation of greenhouse gas emissions from new and refurbished power plants could increase our cost of electricity in future years, particularly if they are adopted in a form that requires deep reductions in greenhouse gas emissions. Adopting these regulations in an onerous form could lead to foreign producers that are not affected by them gaining a competitive advantage over us. We are monitoring these regulatory developments closely and will seek to educate public policy makers during the adoption process about their potential impact on our business.

OUR STRENGTHS AND OPPORTUNITIES

Our highly variable cost structure, combined with our financial strength and liquidity, has allowed us to succeed in cyclical severely depressed steel industry market conditions in the past. In such times, our incentive-based pay system reduces our payroll costs, both hourly and salary, which helps to offset lower selling prices. Our pay-for-performance system that is closely tied to our levels of production also allows us to keep our work force intact and to continue operating our facilities when some of our competitors with fixed costs are forced to shut down some of their facilities. Because we use electric arc furnaces to produce our steel, we can easily vary our production levels to match short-term changes in demand unlike our integrated competitors. We believe these strengths have given us opportunities to gain market share during such times.

We are North America’s most diversified steel producer. As a result, our short-term performance is not tied to any one market. The pie chart below shows the diversity of our product mix by total tons sold to outside customers in 2010.

EVALUATING OUR OPERATING PERFORMANCE

We report our results of operations in three segments: steel mills, steel products and raw materials. Most of the steel we produce in our mills is sold to outside customers, but a significant percentage is used during each period internally by some of the facilities in our steel products segment.

We begin measuring our performance by comparing our net sales, both in total and by individual segment, during a reporting period to our net sales in the corresponding period in the prior year. In doing so, we focus on changes in and the reasons for such changes in the two key variables that have the greatest influence on our net sales, average sales price per ton during the period and total tons shipped to outside customers.

We also focus on both dollar and percentage changes in gross margins, which are key drivers of our profitability, and the reasons for such changes. There are many factors from period to period that can affect our gross margins. One consistent area of focus for us is changes in “metal margins,” which is the difference between the selling price of steel and the cost of scrap and scrap substitutes. Increases in the cost of scrap and scrap substitutes that are not offset by increases in the selling price of steel can quickly compress our margins and reduce our profitability.

Another factor affecting our gross margins in any given period is the application of the LIFO method of accounting to a substantial portion of our inventory (45% of total inventories as of December 31, 2010). LIFO charges or credits for interim periods are based on management’s interim period estimates, of both inventory costs and quantities at fiscal year-end. These estimates consider current and anticipated market conditions. The actual amounts may differ significantly from these estimated amounts. Annual LIFO charges or credits are largely based on the relative changes in cost and quantities year over year, primarily with raw material inventory in the steel mills segment.

Because we are such a large user of energy, material changes in energy costs per ton can significantly affect our gross margins as well. Lower energy costs per ton increase our gross margins. Generally, our energy costs per ton are lower when the average utilization rates of all operating facilities in our steel mills segment are higher.

Changes in marketing, administrative and other expenses, particularly freight and profit sharing costs, can have a material effect on our results of operations for a reporting period as well. Profit sharing costs vary significantly from period to period as they are based upon changes in our pre-tax earnings, and are a reflection of our pay-for-performance system that is closely tied to our levels of production.

EVALUATING OUR FINANCIAL CONDITION

We evaluate our financial condition each reporting period by focusing primarily on cash provided by operating activities, our current ratio, the turnover rate of our accounts receivable and inventories, the amount and reasons for changes in cash used in investing activities, the amount and reasons for changes in cash provided by financing activities and our cash and cash equivalents and short-term investments position at period end. Our conservative financial practices have served us well in the past and are serving us well today. As a result, our financial position remains strong despite the negative effects on our business of the current downturn in the economic cycle.

COMPARISON OF 2010 TO 2009

RESULTS OF OPERATIONS

NET SALES

Net sales to external customers by segment for 2010 and 2009 were as follows:

			(in thousands)
Year Ended December 31,	2010	2009	% Change

Steel mills	$10,860,760	$7,159,512	52%
Steel products	2,831,209	2,691,322	5%
Raw materials	1,814,329	1,076,964	68%
All other	338,329	262,498	29%

Total net sales to external customers	$15,844,627	$11,190,296	42%

Net sales for 2010 increased 42% from the prior year. The average sales price per ton increased 13% from $637 in 2009 to $720 in 2010, while total tons shipped to outside customers increased 25%.

In the steel mills segment, production and sales tons were as follows:

			(in thousands)
Year Ended December 31,	2010	2009	% Change

Steel production	18,258	13,998	30%

Outside steel shipments	15,821	12,075	31%
Inside steel shipments	2,752	1,961	40%

Total steel shipments	18,573	14,036	32%

Net sales to external customers in the steel mills segment increased 52% due to a 31% increase in tons sold to outside customers and a 16% increase in the average sales price per ton from $593 in 2009 to $689 in 2010. Total production levels at the steel mills increased 30% due to significant increases in outside shipments as well as in tons supplied to Nucor’s downstream businesses.

Tonnage data for the steel products segment is as follows:

			(in thousands)
Year Ended December 31,	2010	2009	% Change

Joist production	276	264	5%
Deck sales	306	310	-1%
Cold finished sales	462	330	40%
Fabricated concrete reinforcing steel sales	981	954	3%

Net sales to external customers in the steel products segment increased 5% from 2009 due to a 12% increase in tons sold to outside customers partially offset by a 5% decrease in the average sales price per ton from $1,263 to $1,194.

Sales for the raw materials segment increased 68% from 2009 primarily due to increased prices. Approximately 88% of outside sales in the raw materials segment in 2010 were from brokerage operations of DJJ and approximately 12% of the outside sales were from the scrap processing facilities (80% and 19%, respectively, in 2009).

The “All other” category includes Nucor’s steel trading businesses. The year-over-year increases in sales are due to increases in both volume and price.

GROSS MARGIN

In 2010, Nucor recorded a gross margin of $843.7 million (5%) compared to $154.4 million (1%) in 2009. The year-over-year dollar and gross margin increases were the result of the 25% increase in total shipments to outside customers and the 13% increase in average selling price per ton. Additionally, the gross margin was impacted by the following factors:

•	In the steel mills segment, the average scrap and scrap substitute cost per ton used increased 16% from $303 in 2009 to $351 in 2010; however, metal margin dollars also increased. The results of the first nine months of 2009 included a substantially greater burden than in 2010 from the accelerated consumption of high-cost pig iron inventories, primarily at our sheet mills. These inventories were purchased prior to the collapse of both the economy and scrap/pig iron pricing in the fourth quarter of 2008. The consumption of the high-cost pig iron inventories was completed by the close of the third quarter of 2009, but had a negative impact of approximately $420 million on the 2009 gross margin.

•	Nucor’s gross margins are significantly impacted by the application of the LIFO method of accounting. LIFO charges or credits are largely based on the relative changes in cost and quantities year-over-year, primarily within raw material inventory in the steel mills segment. The average scrap and scrap substitute cost per ton in ending inventory within our steel mills segment at December 31, 2010 increased 32% as compared to December 31, 2009. At December 31, 2010, the tons on hand of inventory held at locations that value inventory using the LIFO method of accounting decreased from December 31, 2009 causing a liquidation of LIFO inventory layers in the current year. However, the increases in costs that we experienced more than offset the reduction in tons and the net result was a LIFO charge of $164.0 million in 2010 (versus a LIFO credit of $466.9 million in 2009). The increase in cost per ton was driven by increases in the demand for steel and the related raw materials, while the decrease in tons on hand resulted from the Company’s working capital management efforts.

• Pre-operating and start-up costs of new facilities increased to $174.8 million in 2010, compared with $160.0 million in 2009. In 2010, these costs primarily related to the SBQ mill in Memphis, Tennessee, and the galvanizing line in Decatur, Alabama. In 2009, these costs primarily related to the start-up of the SBQ mill, the construction and start-up of the galvanizing line, the proposed ironmaking facility and the Castrip project in Blytheville, Arkansas. Nucor defines pre-operating and start-up costs, all of which are expensed, as the losses attributable to facilities or major projects that are either under construction or in the early stages of operation. Once these facilities or projects have attained a utilization rate that is consistent with our similar operating facilities, they are no longer considered by Nucor to be in start-up.

• Total energy costs decreased $3 per ton from 2009 to 2010 primarily because of increased utilization rates across all product lines. As a result of the efficiency of Nucor’s steel mills, energy costs remained less than 8% of the sales dollar in 2010 and 2009.

MARKETING, ADMINISTRATIVE AND OTHER EXPENSES

Two major components of marketing, administrative and other expenses are freight and profit sharing costs. Although freight costs increased 10% over the prior year, unit freight costs increased only 4%. Higher fuel costs were partially offset by efficiencies created by increased shipments. Profit sharing costs, which are based upon and fluctuate with pre-tax earnings, more than doubled from 2009 to 2010 because of our return to profitability after a net loss in 2009. In 2010, profit sharing costs primarily consisted of $22.1 million of contributions made to the Company’s Profit Sharing and Retirement Savings Plan for qualified employees (including the Company’s matching contribution). In 2009, profit sharing costs primarily consisted of $9.6 million of matching contributions. Profit sharing costs also fluctuate based on Nucor’s achievement of certain financial performance goals, including comparisons of Nucor’s financial performance to peers in the steel industry and other companies. Stock-based compensation included in marketing, administrative and other expenses decreased 19% to $15.8 million in 2010 compared with $19.5 million in 2009 and includes costs associated with vesting of stock awards granted in prior years.

In December 2010, Nucor and its joint venture partners agreed to permanently close the HIsmelt plant in Kwinana, Western Australia. Nucor has a 25% interest in the joint venture that will be terminated. Nucor recorded a pre-tax charge of $10.0 million in the fourth quarter of 2010 for our portion of the estimated closure costs.

EQUITY IN LOSSES OF UNCONSOLIDATED AFFILIATES

Nucor incurred equity method investment losses of $32.1 million and $82.3 million in 2010 and 2009, respectively. The decrease in the equity method investment losses is primarily due to decreased losses at Duferdofin Nucor S.r.l., which included, a pre-tax charge to write down inventories to the lower of cost or market of $46.8 million in 2009 (none in 2010).

IMPAIRMENT OF NON-CURRENT ASSETS

Nucor recorded $2.8 million in charges for impairment of non-current assets in 2009 (none in 2010).

INTEREST EXPENSE (INCOME)

Net interest expense is detailed below:

		(in thousands)
Year Ended December 31,	2010	2009

Interest expense	$161,140	$149,922
Interest income	(8,047)	(15,170)

Interest expense, net	$153,093	$134,752

Gross interest expense increased 7% over 2009 primarily because of increased average debt outstanding of approximately 7%. Gross interest income decreased 47% because of a significant decrease in the average interest rate earned on investments combined with a 21% decrease in average investments.

NONCONTROLLING INTERESTS

Noncontrolling interests represent the income attributable to the minority interest partners of Nucor’s joint ventures, primarily Nucor-Yamato Steel Company (NYS), Nucor Trading S.A., and Barker Steel Company, Inc., of which Nucor owns 51%, 75% and 90%, respectively. The 28% increase in noncontrolling interests was primarily attributable to the increased earnings of NYS, which were due to improvements in the structural steel market. Under the NYS limited partnership agreement, the minimum amount of cash to be distributed each year to the partners is the amount needed by each partner to pay applicable U.S. federal and state income taxes. In 2009, the amount of cash distributed to noncontrolling interest holders exceeded the earnings attributable to noncontrolling interests based on mutual agreement of the general partners; however, the cumulative amount of cash distributed to partners was less than the cumulative net earnings of the partnership.

PROVISION FOR INCOME TAXES

The effective tax rate in 2010 was 22.8% compared with 42.7% in 2009. The change in the rate between 2009 and 2010 was primarily due to the changes in relative proportions of net earnings or loss attributable to noncontrolling interests and equity method investments to total pre-tax earnings or loss. The change in rate was also caused by changes in the state income tax benefit in 2010 resulting from reductions in liabilities for uncertain tax positions due to statute closures. Nucor has substantially concluded U.S. federal income tax matters for years through 2006. The 2007 through 2010 tax years are open to examination by the Internal Revenue Service. The Canada Revenue Agency is currently examining the 2006 through 2008 income tax returns for two Harris Steel entities. Management believes that the Company has adequately provided for any adjustments that may arise from this audit. The tax years 2007 through 2010 remain open to examination by other major taxing jurisdictions to which Nucor is subject (primarily Canada and other state and local jurisdictions).

NET EARNINGS AND RETURN ON EQUITY

Nucor reported net earnings of $134.1 million, or $0.42 per diluted share, in 2010 compared to a net loss of $293.6 million, or $0.94 per diluted share, in 2009. Net earnings (loss) attributable to Nucor stockholders as a percentage of net sales were 1% in 2010 and (3%) in 2009. Return on average stockholders’ equity was 2% and (4%) in 2010 and 2009, respectively.

COMPARISON OF 2009 TO 2008

RESULTS OF OPERATIONS

NET SALES

Net sales to external customers by segment for 2009 and 2008 were as follows:

			(in thousands	)
Year Ended December 31,	2009	2008	% Change

Steel mills	$7,159,512	$16,477,900	-57%
Steel products	2,691,322	4,339,524	-38%
Raw materials	1,076,964	2,403,075	-55%
All other	262,498	442,825	-41%

Total net sales to external customers	$11,190,296	$23,663,324	-53%

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

Tonnage data for the steel products segment was as follows:

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

GROSS MARGIN

In 2009, Nucor recorded a gross margin of $154.4 million (1%) compared to $4.05 billion (17%) in 2008. The year-over-year dollar and gross margin decreases were the result of the 30% decrease in total shipments to outside customers and decreased average selling price per ton for all products. Additionally, the decreases were due to the following factors:

•	In the steel mills segment, the average scrap and scrap substitute cost per ton used decreased 31% from $438 in 2008 to $303 in 2009; however, metal margins also decreased. The consumption of the high-cost pig iron inventories had a negative impact of approximately $420 million on the 2009 gross margin.

•	Pre-operating and start-up costs of new facilities increased to $160.0 million in 2009, compared with $128.6 million in 2008. In 2008, these costs related to the HIsmelt project, the construction of the SBQ mill, the start-up of the Castrip facility, the construction of the galvanizing line and the start-up of our building systems plant in Brigham City, Utah.

•	Total energy costs increased $1 per ton from 2008 to 2009 due primarily to decreased utilization rates across all product lines.

The average scrap and scrap substitute cost per ton in ending inventory within our steel mills segment at December 31, 2009 decreased 38% as compared to December 31, 2008. The tons on hand of scrap and scrap substitutes within our steel mills segment at December 31, 2009 decreased 63% from the December 31, 2008 levels. The decreases in cost and tons in ending inventory as compared to the prior year resulted in a LIFO credit of $466.9 million in 2009 (charge of $341.8 million in 2008). These decreases were attributable to both the reduced demand for steel and related raw materials and our accelerated consumption of high-cost pig iron inventories, primarily at our sheet mills, during the first nine months of 2009. The high-cost pig iron inventories were purchased prior to the collapse of both the economy and scrap/pig iron pricing in the fourth quarter of 2008.

MARKETING, ADMINISTRATIVE AND OTHER EXPENSES

Unit freight costs decreased 3% from 2008 to 2009 primarily due to lower fuel costs. Profit sharing costs, which are based upon and fluctuate with pre-tax earnings, decreased approximately 96% from 2008 to 2009 primarily due to our net loss for 2009. In 2009, profit sharing costs primarily consisted of $9.6 million of matching contributions made to the 401(k) portion of the Company’s Profit Sharing and Retirement Savings Plan for qualified employees. In 2008, profit sharing costs included $281.3 million for contributions to the Profit Sharing and Retirement Savings Plan (including the Company’s matching contribution) and an additional $36.2 million in extraordinary bonuses paid to employees for the achievement of record earnings during the year. Stock-based compensation included in marketing, administrative and other expenses increased 8% to $19.5 million in 2009 compared with $18.1 million in 2008, and includes costs associated with vesting of stock awards granted in prior years.

EQUITY IN LOSSES OF UNCONSOLIDATED AFFILIATES

Nucor incurred equity method investment losses of $82.3 million and $36.9 million in 2009 and 2008, respectively. The increase in the equity method investment losses is primarily due to losses at Duferdofin Nucor S.r.l., including, a pre-tax charge to write down inventories to the lower of cost or market of $46.8 million in 2009.

IMPAIRMENT OF NON-CURRENT ASSETS

In 2009, Nucor recorded $2.8 million in charges for impairment of non-current assets compared with $105.2 million in charges in 2008. Approximately $84.8 million of the impairment charge in 2008 was for the impairment of our investment in the HIsmelt joint venture. In December 2008, production at the HIsmelt plant was suspended due to market conditions.

INTEREST EXPENSE (INCOME)

Net interest expense is detailed below:

		(in thousands)
Year Ended December 31,	2009	2008

Interest expense	$149,922	$134,554
Interest income	(15,170)	(44,071)

Interest expense, net	$134,752	$ 90,483

Gross interest expense increased 11% over 2008 primarily due to increased average debt outstanding of 4% and increased interest related to uncertain tax positions. Gross interest income decreased 66% primarily due to a significant decrease in the average interest rate earned on investments. The decrease in rates was offset by a 29% increase in average investments attributable to cash received from the issuance of debt and equity during the second quarter of 2008 and decreased acquisition activity and capital expenditures in 2009 as compared to 2008.

NONCONTROLLING INTERESTS

The 82% decrease in noncontrolling interests was primarily attributable to the decreased earnings of NYS, which were due to the significant weakening of the structural steel market.

PROVISION FOR INCOME TAXES

Nucor had an effective tax rate of 42.7% in 2009 compared with 30.9% in 2008. The change in the rate between 2008 and 2009 is primarily due to the changes in relative proportions of net income attributable to noncontrolling interests to total pre-tax earnings and to the pre-tax loss position in 2009 and the related reduction in domestic manufacturing deduction benefits. In 2008, Nucor recorded refundable state income tax credits of $6.1 million (none in 2009).

NET EARNINGS AND RETURN ON EQUITY

Nucor reported a net loss of $293.6 million or $0.94 per diluted share, in 2009 compared to record net earnings and earnings per share of $1.83 billion and $5.98 per diluted share in 2008. Net earnings (loss) attributable to Nucor stockholders as a percentage of net sales were (3%) in 2009 and 8% in 2008. Return on average stockholders’ equity was (4%) and 28% in 2009 and 2008, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities provide us with a significant source of liquidity. When needed, we also have external short-term financing sources available including the issuance of commercial paper and borrowings under our bank credit facilities. We also issue long-term debt from time to time.

Nucor had no commercial paper outstanding at December 31, 2010, and our $1.3 billion revolving credit facility was undrawn and does not expire until November 2012. We believe our financial strength is a key strategic advantage among domestic steel producers, particularly during recessionary business cycles. We currently carry the highest credit ratings of any metals and mining company in North America with an A rating from Standard & Poor’s and an A2 rating from Moody’s. Based upon these ratings, we expect to continue to have adequate access to the capital markets at a reasonable cost of funds for liquidity purposes when needed. Our credit ratings are dependent, however, upon a number of factors, both qualitative and quantitative, and are subject to change at any time. The disclosure of our credit ratings is made in order to enhance investors’ understanding of our sources of liquidity and the impact of our credit ratings on our cost of funds.

Nucor’s cash and cash equivalents and short-term investments position remains robust at $2.48 billion as of December 31, 2010. In addition, $598.5 million of restricted cash is available at December 31, 2010 for use in the construction of the DRI facility in Louisiana. Approximately $189.7 million and $158.7 million of the cash and cash equivalents position at December 31, 2010 and December 31, 2009, respectively, was held by our majority-owned joint ventures.

Selected Measures of Liquidity and Capital Resources:

		(in thousands)
December 31,	2010	2009
Cash and cash equivalents	$1,325,406	$2,016,981
Short-term investments	$1,153,623	$225,000
Working capital	$4,356,737	$3,955,191
Current ratio	3.9	4.2

The current ratio decreased from 4.2 at December 31, 2009 to 3.9 at December 31, 2010. Accounts receivable and inventories increased 29% and 19%, respectively, since 2009, while net sales in the fourth quarter increased 31% from the fourth quarter of 2009. The increases in accounts receivable and inventories are due to higher sales prices and the increased cost of raw materials in the current year as compared to the fourth quarter of 2009, combined with increased volumes. In 2010, total accounts receivable turned approximately monthly and inventories turned approximately every five weeks. These turnover rates are comparable to Nucor’s historical performance, in contrast to the slower rates experienced in 2009. The current ratio was also impacted by the 27% increase in accounts payable, which is primarily attributable to the increased cost of raw materials. In addition, salaries, wages and related accruals increased primarily because of the increase in profit sharing and bonuses.

Funds provided by operations, cash and cash equivalents, short-term investments and new borrowings under existing credit facilities are expected to be adequate to meet future capital expenditure and working capital requirements for existing operations for at least the next 24 months.

We have a simple capital structure with no off-balance sheet arrangements or relationships with unconsolidated special purpose entities.
OPERATING ACTIVITIES
Nucor generated cash provided by operating activities of $873.4 million in 2010 compared with $1.17 billion in 2009, a decrease of 26%. The increase in net earnings over the prior year was offset by changes in operating assets and liabilities of ($128.9) million in 2010 compared with $615.6 million in 2009. The funding of working capital (primarily accounts receivable and inventories) increased over the prior year due to higher levels of operations in 2010.

INVESTING ACTIVITIES

Our business is capital intensive; therefore, cash used in investing activities primarily represents capital expenditures for new facilities, the expansion and upgrading of existing facilities, and the acquisition of other companies. Additionally, the cash used in investing activities includes investments in joint ventures and purchases of and proceeds from the sale of investments. Cash used in investing activities increased to $2.26 billion in 2010 compared with $700.4 million in 2009 primarily due to the investment of funds received from the issuance of debt and the acquisition of a 50% interest in NuMit LLC for $221.3 million.

Nucor invested $345.3 million in new facilities (exclusive of acquisitions) and expansion or upgrading of existing facilities in 2010 compared with $390.5 million in 2009, a decrease of 12%. Nucor’s capital investment and maintenance practices give us the flexibility to reduce our current spending on our facilities to very low levels during severely depressed market conditions such as we experienced in 2009 and 2010.

FINANCING ACTIVITIES

Cash provided by financing activities was $691.8 million in 2010 compared with cash used in financing activities of $820.0 million in 2009. In September 2010, Nucor issued $600.0 million of 4.125% unsecured notes due in 2022 for general corporate purposes, including repayment of debt. In November 2010, Nucor issued $600.0 million in 30-year variable rate Gulf Opportunity Zone bonds to partially fund the construction of the DRI facility in Louisiana. Nucor repaid $6.0 million and $180.4 million of debt in 2010 and 2009, respectively.

In 2010, Nucor increased its quarterly base dividend resulting in dividends paid of $457.3 million ($443.1 million in 2009).

Although there were no repurchases in 2009 or 2010, approximately 27.2 million shares remain authorized for repurchase under the Company’s stock repurchase program.

Our credit facility includes only one financial covenant, which is a limit of 60% on the ratio of funded debt to total capitalization. In addition, the credit facility contains customary non-financial covenants, including a limit on Nucor’s ability to pledge the Company’s assets and a limit on consolidations, mergers and sales of assets. Our funded debt to total capital ratio was 37% and 29% at year-end 2010 and 2009, respectively, and we were in compliance with all other covenants under our credit facility.

MARKET RISK

Nucor’s largest exposure to market risk is in our steel mills and steel products segments. Our utilization rates for the steel mills and steel products facilities for the fourth quarter of 2010 were 68% and 52%, respectively. A significant portion of our steel and steel products segments’ sales are into the commercial, industrial and municipal construction markets, which continue to be very depressed. Our largest single customer in 2010 represented approximately 4% of sales and consistently pays within terms. We have only a small exposure to the U.S. automotive industry. In the raw materials segment, we are exposed to price fluctuations related to the purchase of scrap steel and iron ore. Our exposure to market risk is mitigated by the fact that our steel mills use a significant portion of the products of this segment.

The majority of Nucor’s tax-exempt industrial revenue bonds (IDRBs), including the Gulf Opportunity Zone bonds, have variable interest rates that are adjusted weekly, with the rate of one IDRB adjusted annually. These IDRBs represent 24% of Nucor’s long-term debt outstanding at December 31, 2010. The remaining 76% of Nucor’s long-term debt is at fixed rates. Future changes in interest rates are not expected to significantly impact earnings. From time to time, Nucor makes use of interest rate swaps to manage interest rate risk. As of December 31, 2010, there were no such contracts outstanding. Nucor’s investment practice is to invest in securities that are highly liquid with short maturities. As a result, we do not expect changes in interest rates to have a significant impact on the value of our investment securities.

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

The Company is exposed to foreign currency risk through its operations in Canada, Europe, Trinidad and Australia. When the Company entered into the agreement to acquire 50% of the stock of Duferdofin Nucor in 2008, Nucor became exposed to Euro currency fluctuations and hedged the exposure associated with the closing of the transaction in July 2008.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following table sets forth our contractual obligations and other commercial commitments as of December 31, 2010 for the periods presented:

					(in thousands)
	Payments Due By Period
Contractual Obligations	Total	2011	2012 - 2013	2014 - 2015	2016 and thereafter
Long-term debt	$4,280,200	$—	$900,000	$19,600	$3,360,600
Estimated interest on long-term debt(1)	2,053,739	178,645	312,420	268,003	1,294,671
Operating leases	104,242	29,489	35,863	20,783	18,107
Raw material purchase commitments(2)	4,959,046	1,343,339	1,431,423	1,276,284	908,000
Utility purchase commitments(2)	942,321	201,337	156,285	89,321	495,378
Other unconditional purchase obligations(3)	947,282	197,484	365,383	236,198	148,217
Other long-term obligations(4)	289,477	131,044	47,238	14,064	97,131

Total contractual obligations	$13,576,307	$2,081,338	$3,248,612	$1,924,253	$6,322,104

(1)	Interest is estimated using applicable rates at December 31, 2010 for Nucor’s outstanding fixed and variable rate debt.
(2)	Nucor enters into contracts for the purchase of scrap and scrap substitutes, iron ore, electricity, natural gas and other raw materials and related services. These contracts include multi-year commitments and minimum annual purchase requirements and are valued at prices in effect on December 31, 2010, or according to the contract language. These contracts are part of normal operations and are reflected in historical operating cash flow trends. We do not believe such commitments will adversely affect our liquidity position.
(3)	Purchase obligations include commitments for capital expenditures on operating machinery and equipment and payments related to the working interest natural gas drilling program.
(4)	Other long-term obligations include amounts associated with Nucor’s early-retiree medical benefits, management compensation and guarantees.
Note:	In addition to the amounts shown in the table above, $92.8 million of unrecognized tax benefits have been recorded as liabilities, and we are uncertain as to if or when such amounts may be settled. Related to these unrecognized tax benefits, we have also recorded a liability for potential penalties and interest of $30.6 million at December 31, 2010.

DIVIDENDS

Nucor has increased its base cash dividend every year since it began paying dividends in 1973. Nucor paid dividends of $1.44 per share in 2010 compared with $1.40 per share in 2009. In December 2010, the board of directors increased the base quarterly dividend to $0.3625 per share. The base quarterly dividend has more than tripled since the end of 2007. In February 2011, the board of directors declared Nucor’s 152nd consecutive quarterly cash dividend of $0.3625 per share payable on May 11, 2011 to stockholders of record on March 31, 2011.

OUTLOOK

Utilization rates, which improved throughout the fourth quarter, have continued to improve in early 2011 and we expect the trend to continue as we progress through the first quarter. In addition, recent price increases for all steel mill products are expected to have a positive impact on earnings as we return to profitability in the first quarter. This positive trend in earnings is expected to continue as we head into the second quarter. We are therefore cautiously optimistic regarding first half volume, pricing and profitability. On the negative side, it appears that we will continue to experience volatile raw material costs in 2011. We believe end markets are experiencing some real demand improvement that will continue throughout 2011. However, the improvement in operating rates that we expect to see in the first quarter of 2011 will be the result of a combination of both improving demand and steel buyers reacting to increasing raw material and steel prices. The most challenging markets for our products continue to be those associated with residential and non-residential construction.

In 2011, we will continue to allocate capital to investments that build our long-term earnings power. Capital expenditures are currently projected to be approximately $560 million in 2011, compared with $345 million in 2010. Included in this total are expenditures for our planned Louisiana DRI plant, our natural gas working interest program, and investments in our core operations to expand our product offerings and keep them state-of-the-art and globally competitive.

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

Certain long-lived asset groupings were tested for impairment during the fourth quarter of 2010. Undiscounted cash flows for each asset grouping were estimated using management’s long-range estimates of market conditions associated with each asset grouping over the estimated useful life of the principal asset within the group. Our undiscounted cash flow analysis indicated that those long-lived asset groupings were recoverable as of December 31, 2010; however, if our projected cash flows are not realized, either because of an extended recessionary period or other unforeseen events, impairment charges may be required in future periods. A 10% decrease in the projected cash flows of each of our asset groupings would not result in an impairment.

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

Nucor uses a discounted cash flow model to determine the current estimated fair value of its reporting units. Key assumptions used to determine the fair value of each reporting unit as part of our annual testing (and any required interim testing) include: (a) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, costs to produce and estimated capital needs); (b) an estimated terminal value using a terminal year growth rate determined based on the growth prospects of the reporting unit; (c) a discount rate based on management’s best estimate of the after-tax weighted average cost of capital; and (d) a probability-weighted scenario approach by which varying cash flows are assigned to certain scenarios based on the likelihood of occurrence. Management considers historical and anticipated future results, general economic and market conditions, the impact of planned business and operational strategies and all available information at the time the fair values of its reporting units are estimated.

Our fourth quarter 2010 annual goodwill impairment analysis did not result in an impairment charge. Although the excess of fair value over carrying value for the majority of our reporting units improved from 2009 levels, they remain substantially lower than 2008. Accordingly, management does not currently believe that future impairment of these reporting units is probable. However, the performance of certain businesses that comprise our reporting units requires continued improvement. A 50 basis point increase in the discount rate, a critical assumption in which a minor change can have a significant impact on the estimated fair value, would not result in an impairment charge.

Nucor will continue to monitor operating results within all reporting units throughout the upcoming year in an effort to determine if events and circumstances warrant further interim impairment testing. Otherwise, all reporting units will again be subject to the required annual impairment test during our fourth quarter of 2011. Changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future operating cash flows and discount rate, could decrease the estimated fair value of our reporting units in the future and could result in an impairment of goodwill.

EQUITY METHOD INVESTMENTS

Investments in joint ventures in which Nucor shares control over the financial and operating decisions but in which Nucor is not the primary beneficiary are accounted for under the equity method. Each of the Company’s equity method investments is subject to a review for impairment if, and when, circumstances indicate that the fair value of our investment could be less than carrying value. If the results of the review indicate a decline in the carrying value of our investment and that decline is other than temporary, the Company would write down the investment to its estimated fair value.

As a result of the continued decline in the global demand for steel and the losses incurred at the investment during 2010, we evaluated our investment in Duferdofin Nucor during the fourth quarter of 2010. Nucor determined the estimated fair value of our investment in Duferdofin Nucor using a discounted cash flow model based on a weighted-average of multiple discounted cash flow scenarios. The discounted cash flow scenarios require the use of unobservable inputs, including assumptions of projected revenues (including product volume, product mix and average selling prices), raw material costs and other production expenses, capital spending and other costs, as well as a discount rate. Estimates of projected revenues, expenses, capital spending and other costs are developed by Duferdofin Nucor and Nucor using historical data and available market data. Based on our analysis, the estimated fair value of our investment in Duferdofin Nucor exceeded carrying value as of December 31, 2010. As a result, we did not have an other-than-temporary impairment of our investment in Duferdofin Nucor in 2010.

Changes in management estimates to the unobservable inputs would change the valuation of the investment. The estimates for the projected revenue and discount rate are the assumptions that most significantly affect the fair value determination. A 50 basis point increase in the discount rate would not result in an impairment charge.

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

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 2 to our consolidated financial statements for a discussion of new accounting pronouncements adopted by Nucor during 2010 and the expected financial impact of accounting pronouncements recently issued or proposed but not yet required to be adopted.

FIVE-YEAR FINANCIAL REVIEW	39

	(dollar and share amounts in thousands, except per share data)
	2010	2009	2008	2007	2006
FOR THE YEAR
Net sales	$15,844,627	$11,190,296	$23,663,324	$16,592,976	$14,751,270
Costs, expenses and other:
Cost of products sold	15,000,962	11,035,903	19,612,283	13,462,927	11,284,606
Marketing, administrative and other expenses	391,375	348,478	714,064	553,146	574,783
Equity in losses of unconsolidated affiliates	32,082	82,341	36,920	24,618	17,690
Impairment of non-current assets	—	2,800	105,183	—	—
Interest expense (income), net	153,093	134,752	90,483	5,469	(37,365)

	15,577,512	11,604,274	20,558,933	14,046,160	11,839,714
Earnings (loss) before income taxes and noncontrolling interests	267,115	(413,978)	3,104,391	2,546,816	2,911,556
Provision for (benefit from) income taxes	60,792	(176,800)	959,480	781,368	935,653

Net earnings (loss)	206,323	(237,178)	2,144,911	1,765,448	1,975,903
Earnings attributable to noncontrolling interests	72,231	56,435	313,921	293,501	219,121

Net earnings (loss) attributable to Nucor stockholders	134,092	(293,613)	1,830,990	1,471,947	1,756,782
Net earnings (loss) per share:
Basic	0.42	(0.94)	5.99	4.96	5.73
Diluted	0.42	(0.94)	5.98	4.94	5.68
Dividends declared per share	1.4425	1.41	1.91	2.44	2.15
Percentage of net earnings (loss) to net sales	0.8%	-2.6%	7.7%	8.9%	11.9%
Return on average stockholders’ equity	1.8%	-3.8%	28.1%	29.5%	38.3%
Capital expenditures	345,294	390,500	1,018,980	520,353	338,404
Acquisitions (net of cash acquired)	64,788	32,720	1,826,030	1,542,666	223,920
Depreciation	512,147	494,035	479,484	403,172	363,936
Sales per employee	777	539	1,155	1,085	1,273
AT YEAR END
Current assets	$5,861,175	$5,182,248	$6,397,486	$5,073,249	$4,683,065
Current liabilities	1,504,438	1,227,057	1,854,192	1,582,036	1,421,917

Working capital	4,356,737	3,955,191	4,543,294	3,491,213	3,261,148
Cash provided by operating activities	873,404	1,173,194	2,502,063	1,935,306	2,251,233
Current ratio	3.9	4.2	3.5	3.2	3.3
Property, plant and equipment, net	3,852,118	4,013,836	4,131,861	3,232,998	2,856,415
Total assets	13,921,910	12,571,904	13,874,443	9,826,122	7,893,018
Long-term debt	4,280,200	3,086,200	3,266,600	2,250,300	922,300
Percentage of debt to capital(1)	36.9%	28.9%	28.3%	29.4%	15.3%
Total Nucor stockholders’ equity	7,120,070	7,390,526	7,929,204	5,112,917	4,857,351
Per share	22.55	23.47	25.25	17.75	16.14
Shares outstanding	315,791	314,856	313,977	287,993	300,949
Employees	20,500	20,400	21,700	18,000	11,900

(1)	Long-term debt divided by total equity plus long-term debt.

40	MANAGEMENT’S REPORT

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

Management assessed the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2010. In making this assessment, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on its assessment, management concluded that Nucor’s internal control over financial reporting was effective as of December 31, 2010. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2010 as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	41

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Nucor Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Nucor Corporation and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP

Charlotte, NC

February 28, 2011

42	CONSOLIDATED BALANCE SHEETS

CONSOLIDATED BALANCE SHEETS	(in thousands)
December 31,	2010	2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 15)	$1,325,406	$2,016,981
Short-term investments (Notes 4 and 15)	1,153,623	225,000
Accounts receivable, net (Note 5)	1,439,828	1,116,035
Inventories, net (Note 6)	1,557,574	1,312,903
Other current assets (Notes 9, 14, 15 and 20)	384,744	511,329

Total current assets	5,861,175	5,182,248
PROPERTY, PLANT AND EQUIPMENT, NET (Note 7)	3,852,118	4,013,836
RESTRICTED CASH (Notes 11 and 15)	598,482	—
GOODWILL (Note 8)	1,836,294	1,803,021
OTHER INTANGIBLE ASSETS, NET (Note 8)	856,125	902,922
OTHER ASSETS (Notes 9 and 11)	917,716	669,877

TOTAL ASSETS	$13,921,910	$12,571,904

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term debt (Notes 11 and 15)	$13,328	$1,748
Long-term debt due within one year (Notes 11 and 15)	—	6,000
Accounts payable (Note 10)	896,703	707,038
Salaries, wages and related accruals (Notes 17 and 18)	207,168	154,997
Accrued expenses and other current liabilities (Notes 10, 14, 15 and 16)	387,239	357,274

Total current liabilities	1,504,438	1,227,057
LONG-TERM DEBT DUE AFTER ONE YEAR (Notes 11 and 15)	4,280,200	3,080,200
DEFERRED CREDITS AND OTHER LIABILITIES (Notes 14, 15, 16, 17, 18 and 20)	806,578	680,358

TOTAL LIABILITIES	6,591,216	4,987,615

COMMITMENTS AND CONTINGENCIES (Notes 6 and 16)
EQUITY
NUCOR STOCKHOLDERS’ EQUITY (Notes 12, 13 and 17):
Common stock (800,000 shares authorized; 375,451 and 374,692 shares issued, respectively)	150,181	149,877
Additional paid-in capital	1,711,518	1,675,777
Retained earnings	6,795,988	7,120,218
Accumulated other comprehensive loss, net of income taxes (Notes 2 and 14)	(27,776)	(41,056)
Treasury stock (59,660 and 59,836, respectively)	(1,509,841)	(1,514,290)

Total Nucor stockholders’ equity	7,120,070	7,390,526
NONCONTROLLING INTERESTS	210,624	193,763

TOTAL EQUITY	7,330,694	7,584,289

TOTAL LIABILITIES AND EQUITY	$13,921,910	$12,571,904

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS	43

CONSOLIDATED STATEMENTS OF EARNINGS	(in thousands, except per share data)
Year Ended December 31,	2010	2009	2008
NET SALES	$15,844,627	$11,190,296	$23,663,324

COSTS, EXPENSES AND OTHER:
Cost of products sold	15,000,962	11,035,903	19,612,283
Marketing, administrative and other expenses	391,375	348,478	714,064
Equity in losses of unconsolidated affiliates (Note 9)	32,082	82,341	36,920
Impairment of non-current assets (Note 9)	—	2,800	105,183
Interest expense, net (Note 19)	153,093	134,752	90,483

	15,577,512	11,604,274	20,558,933

EARNINGS (LOSS) BEFORE INCOME TAXES AND NONCONTROLLING INTERESTS	267,115	(413,978)	3,104,391
PROVISION FOR (BENEFIT FROM) INCOME TAXES (Note 20)	60,792	(176,800)	959,480

NET EARNINGS (LOSS)	206,323	(237,178)	2,144,911

EARNINGS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	72,231	56,435	313,921

NET EARNINGS (LOSS) ATTRIBUTABLE TO NUCOR STOCKHOLDERS	$134,092	$(293,613)	$1,830,990

NET EARNINGS (LOSS) PER SHARE (Note 21):
Basic	$0.42	($0.94)	$5.99
Diluted	$0.42	($0.94)	$5.98

See notes to consolidated financial statements.

44	CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY	(in thousands, except per share data)

	TOTAL	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK (AT COST)		TOTAL NUCOR STOCKHOLDERS' EQUITY	NON- CONTROLLING INTERESTS
		SHARES	AMOUNT				SHARES	AMOUNT
BALANCES, December 31, 2007	$5,400,363	373,255	$149,302	$256,406	$6,621,646	$163,362	85,262	$(2,077,799)	$5,112,917	$287,446
Comprehensive income:
Net earnings in 2008	2,144,911				1,830,990				1,830,990	313,921
Net unrealized loss on hedging derivatives, net of income taxes	(60,137)					(60,137)			(60,137)
Reclassification adjustment for gain on settlement of hedging derivatives included in net earnings, net of income taxes	(9,863)					(9,863)			(9,863)
Foreign currency translation loss, net of income taxes	(284,534)					(284,199)			(284,199)	(335)
Adjustment to early-retiree medical plan, net of income taxes	575					575			575

Total comprehensive income	1,790,952								1,477,366	313,586
Stock options exercised	10,711	553	221	10,490					10,711
Issuance of stock under award plans, net of forfeitures	53,173	261	105	46,340			(276)	6,728	53,173
Amortization of unearned compensation	5,025			5,025					5,025
Issuance of stock under public equity offering	1,985,979			1,311,720			(27,668)	674,259	1,985,979
Treasury stock acquired	(123,960)						2,774	(123,960)	(123,960)
Cash dividends ($1.91 per share)	(592,007)				(592,007)				(592,007)
Distributions to noncontrolling interests	(275,075)									(275,075)
Other	1,520									1,520
BALANCES, December 31, 2008	8,256,681	374,069	149,628	1,629,981	7,860,629	(190,262)	60,092	(1,520,772)	7,929,204	327,477
Comprehensive income:
Net earnings (loss) in 2009	(237,178)				(293,613)				(293,613)	56,435
Net unrealized loss on hedging derivatives, net of income taxes	(48,616)					(48,616)			(48,616)
Reclassification adjustment for loss on settlement of hedging derivatives included in net loss, net of income taxes	40,543					40,543			40,543
Foreign currency translation gain, net of income taxes	155,285					155,201			155,201	84
Adjustment to early-retiree medical plan, net of income taxes	2,078					2,078			2,078

Total comprehensive income (loss)	(87,888)								(144,407)	56,519
Stock options exercised	3,740	239	95	3,645					3,740
Issuance of stock under award plans, net of forfeitures	44,883	384	154	38,247			(256)	6,482	44,883
Amortization of unearned compensation	3,904			3,904					3,904
Cash dividends ($1.41 per share)	(446,798)				(446,798)				(446,798)
Distributions to noncontrolling interests	(190,233)									(190,233)
BALANCES, December 31, 2009	7,584,289	374,692	149,877	1,675,777	7,120,218	(41,056)	59,836	(1,514,290)	7,390,526	193,763
Comprehensive income:
Net earnings in 2010	206,323				134,092				134,092	72,231
Net unrealized loss on hedging derivatives, net of income taxes	(29,957)					(29,957)			(29,957)
Reclassification adjustment for loss on settlement of hedging derivatives included in net earnings, net of income taxes	35,141					35,141			35,141
Foreign currency translation gain, net of income taxes	8,182					8,172			8,172	10
Adjustment to early-retiree medical plan, net of income taxes	(76)					(76)			(76)

Total comprehensive income	219,613								147,372	72,241
Stock options exercised	4,662	319	128	4,534					4,662
Stock option expense	729			729					729
Issuance of stock under award plans, net of forfeitures	32,777	440	176	28,152			(176)	4,449	32,777
Amortization of unearned compensation	2,326			2,326					2,326
Cash dividends ($1.4425 per share)	(458,322)				(458,322)				(458,322)
Distributions to noncontrolling interests	(55,380)									(55,380)
BALANCES, December 31, 2010	$7,330,694	375,451	$150,181	$1,711,518	$6,795,988	$(27,776)	59,660	$(1,509,841)	$7,120,070	$210,624

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS	45

CONSOLIDATED STATEMENTS OF CASH FLOWS	(in thousands)
Year Ended December 31,	2010	2009	2008
OPERATING ACTIVITIES:
Net earnings (loss)	$206,323	$(237,178)	$2,144,911
Adjustments:
Depreciation	512,147	494,035	479,484
Amortization	70,455	72,388	69,423
Stock-based compensation	43,041	54,665	49,873
Deferred income taxes	138,262	88,546	(293,476)
Equity in losses of unconsolidated affiliates	32,082	82,341	36,920
Impairment of non-current assets	—	2,800	105,183
Changes in assets and liabilities (exclusive of acquisitions):
Accounts receivable	(310,188)	141,104	855,572
Inventories	(231,913)	1,117,600	(364,280)
Accounts payable	186,417	170,229	(861,334)
Federal income taxes	180,821	(422,116)	278,663
Salaries, wages and related accruals	56,641	(419,800)	129,927
Other	(10,684)	28,580	(128,803)

Cash provided by operating activities	873,404	1,173,194	2,502,063
INVESTING ACTIVITIES:
Capital expenditures	(345,294)	(390,500)	(1,018,980)
Investment in and advances to affiliates	(434,006)	(63,563)	(720,713)
Repayment of advances to affiliates	83,885	—	—
Disposition of plant and equipment	24,944	11,371	17,180
Acquisitions (net of cash acquired)	(64,788)	(32,720)	(1,826,030)
Purchases of investments	(1,323,264)	(261,389)	(289,423)
Proceeds from the sale of investments	394,640	36,389	499,709
Proceeds from currency derivative contracts	—	—	1,441,862
Settlement of currency derivative contracts	—	—	(1,424,291)
Changes in restricted cash	(598,482)	—	—

Cash used in investing activities	(2,262,365)	(700,412)	(3,320,686)
FINANCING ACTIVITIES:
Net change in short-term debt (exclusive of acquisitions)	11,561	(6,908)	(149,837)
Repayment of long-term debt	(6,000)	(180,400)	—
Proceeds from issuance of long-term debt, net of discount	1,198,992	—	989,715
Debt issuance costs	(4,050)	—	(6,937)
Issuance of common stock	4,687	3,716	1,996,690
Excess tax benefits from stock-based compensation	(700)	(3,100)	10,600
Distributions to noncontrolling interests	(55,380)	(190,233)	(275,075)
Cash dividends	(457,282)	(443,109)	(658,051)
Acquisition of treasury stock	—	—	(123,960)

Cash provided by (used in) financing activities	691,828	(820,034)	1,783,145
Effect of exchange rate changes on cash	5,558	9,103	(3,335)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(691,575)	(338,149)	961,187
CASH AND CASH EQUIVALENTS — BEGINNING OF YEAR	2,016,981	2,355,130	1,393,943

CASH AND CASH EQUIVALENTS — END OF YEAR	$1,325,406	$2,016,981	$2,355,130

See notes to consolidated financial statements.

46	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

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

Reclassifications Certain amounts for prior years have been reclassified to conform to the 2010 presentation.

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

Inventories Valuation Inventories are stated at the lower of cost or market. Inventories valued using the last-in, first-out (LIFO) method of accounting represent approximately 45% of total inventories as of December 31, 2010 (48% as of December 31, 2009). All inventories held by the parent company and Nucor-Yamato Steel Company are valued using the LIFO method of accounting except for supplies that are consumed indirectly in the production process, which are valued using the first-in, first-out (FIFO) method of accounting. All inventories held by other subsidiaries of the parent company are valued using the FIFO method of accounting. The Company records any amount required to reduce the carrying value of inventory to net realizable value as a charge to cost of products sold.

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

Goodwill and Other Intangibles Goodwill is the excess of cost over the fair value of net assets of businesses acquired. Goodwill is not amortized but is tested annually for impairment and whenever events or circumstances change that would make it more likely than not that an impairment may have occurred. We perform our annual impairment analysis as of the first day of the fourth quarter each year. The evaluation of impairment involves comparing the current estimated fair value of each reporting unit, which is a level below the operating segment, to the recorded value, including goodwill. Nucor primarily uses a discounted cash flow model to determine the current estimated fair value of its reporting units. A number of significant assumptions and estimates are involved in the application of the discounted cash flow model to forecast operating cash flows, including market growth and market share, sales volumes and prices, costs to produce, discount rate and estimated capital needs. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. Assumptions in estimating future cash flows are subject to a high degree of judgment and complexity. Changes in assumptions and estimates may affect the carrying value of goodwill and could result in additional impairment charges in future periods.

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

Equity Method Investments Investments in joint ventures in which Nucor shares control over the financial and operating decisions but in which Nucor is not the primary beneficiary are accounted for under the equity method. Each of the Company’s equity method investments is subject to a review for impairment if, and when, circumstances indicate that a decline in value below its carrying amount may have occurred. If management considers the decline to be other than temporary, the Company would write down the investment to its estimated fair market value.

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

Nucor recognizes all derivative instruments in the consolidated balance sheets at fair value. Amounts included in accumulated other comprehensive income (loss) related to cash flow hedges are reclassified into earnings when the underlying transaction is recognized in net earnings. Changes in fair value hedges are reported currently in earnings along with changes in the fair value of the hedged items. When cash flow and fair value hedges affect net earnings, they are included on the same line as the underlying transaction (cost of products sold or interest expense). If these instruments do not meet hedge accounting criteria, the change in fair value is recognized immediately in earnings in the same financial statement line item as the underlying transaction.

Revenue Recognition Nucor recognizes revenue when the customer takes title, assumes risk of loss, and when collection is reasonably assured.

Freight Costs Internal fleet and some common carrier costs are included in marketing, administrative and other expenses. These costs included in marketing, administrative and other expenses were $59.9 million in 2010 ($54.3 million in 2009 and $99.2 million in 2008). All other freight costs are included in cost of products sold.

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

Stock-Based Compensation The Company recognizes the cost of stock-based compensation as an expense using fair value measurement methods. The assumptions used to calculate the fair value of stock-based compensation granted are evaluated and revised, as necessary, to reflect market conditions and experience.

Comprehensive Income (Loss) Nucor reports comprehensive income (loss) and the changes in accumulated other comprehensive income (loss) in its consolidated statements of stockholders’ equity. Accumulated other comprehensive income (loss) is comprised of the following:

		(in thousands )
December 31,	2010	2009

Foreign currency translation, net of income taxes when applicable	$27,923	$19,751

Early-retiree medical plan adjustments, net of income taxes	13,190	13,266

Fair market value of derivatives, net of income taxes	(68,889)	(74,073)

	$(27,776)	$(41,056)

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

Noncontrolling Interests In January 2009, Nucor adopted accounting guidance that amended previous accounting and reporting for a noncontrolling interest in a subsidiary. Upon adoption of this guidance, noncontrolling interests of $327.5 million was reclassified to equity as of December 31, 2008, and earnings attributable to noncontrolling interests of $313.9 million for the year ended December 31, 2008 was presented as a reconciling item in the consolidated statements of earnings.

Recent Accounting Pronouncements In January 2010, Nucor adopted accounting guidance regarding the consolidation of variable interest entities (“VIEs”). The new guidance requires a qualitative approach to identifying a controlling financial interest in a VIE, and requires ongoing reassessments of whether an entity is a VIE and whether an entity is the primary beneficiary of a VIE. Adoption of this accounting standard had no impact on Nucor’s consolidated financial statements.

In January 2010, Nucor adopted accounting guidance that requires an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. Adoption of this accounting standard did not have a material impact on Nucor’s consolidated financial statements.

In January 2010, the Financial Accounting Standards Board issued changes to disclosure requirements for fair value measurements. For fair value measurements using significant unobservable inputs (Level 3), the changes require a reporting entity to present separate information about gross purchases, sales, issuances and settlements. These changes are effective for Nucor beginning January 2011. The adoption of this guidance is not expected to have an impact on the consolidated financial statements.

3. ACQUISITIONS

2010 In April 2010, Nucor acquired a 50% economic and voting interest in NuMit LLC for a purchase price of approximately $221.3 million. NuMit owns 100% of the equity interest in Steel Technologies LLC, an operator of 23 sheet processing facilities throughout the U.S., Canada and Mexico. Nucor accounts for the investment using the equity method (see Note 9).

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

The purchase price allocation to the identifiable intangible assets is as follows:

	(in thousands, except years)
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

The results of DJJ have been included in the consolidated financial statements from the date of acquisition. Unaudited pro forma results for Nucor, assuming the acquisition of DJJ occurred at the beginning of 2008 are as follows:

(in thousands, except per share data)
Year Ended December 31,	2008

Net sales	$24,112,311
Net earnings attributable to Nucor stockholders	1,842,751

Net earnings per share:
Basic	$6.03
Diluted	$6.02

At the beginning of the second quarter of 2008, Nucor acquired substantially all the assets of Metal Recycling Services Inc. (“MRS”) for approximately $56.6 million. Based in Monroe, North Carolina, MRS, which is managed by DJJ, operates a full-service processing facility and two feeder yards. In April 2008, DJJ acquired substantially all the assets of Galamba Metals Group, which now operates under the Advantage Metals Recycling, LLC (“AMR”) name, for approximately $112.6 million. AMR operates 16 full-service scrap processing facilities in Kansas, Missouri and Arkansas. The cash purchase price of these two acquisitions resulted in goodwill of approximately $29.8 million that was allocated to the raw materials segment. The purchase price also included approximately $73.2 million of identifiable intangibles, primarily customer relationships that are being amortized over 20 years.

In August 2008, Nucor’s wholly owned subsidiary, Harris Steel, Inc., acquired all of the issued and outstanding common shares of Ambassador Steel Corporation (“Ambassador”) for a cash purchase price of approximately $185.1 million. At closing, Harris Steel also repaid Ambassador’s bank debt of approximately $135.6 million. The purchase price was adjusted in 2009, resulting in the payment of an additional $25.7 million. Based in Auburn, Indiana, Ambassador is a fabricator and distributor of concrete reinforcing steel and related products. The adjusted purchase price included approximately $97.4 million of goodwill that was allocated as follows: $8.2 million to the steel products segment, $60.0 million to the steel mills segment and $29.2 million to the steel trading businesses included in the “All other” category. The purchase price also included $60.0 million of identifiable intangibles, primarily customer relationships that are being amortized over 20 years.

In the steel mills segment, in July 2008, Nucor acquired 50% of the equity interest in Duferdofin Nucor S.r.l., for the purchase price of approximately $667.0 million. Duferdofin Nucor operates a steel melt shop with a bloom/billet caster, two rolling mills and a bar mill in Italy. Nucor accounts for this investment using the equity method (see Note 9).

All Years Other minor acquisitions, exclusive of purchase price adjustments of acquisitions made in prior years, totaled $64.8 million in 2010 ($8.1 million in 2009 and $81.6 million in 2008). Non-cash investing and financing activities included the assumption of $3.1 million of liabilities with the acquisitions in 2010 ($1.2 million in 2009 and $1.12 billion in 2008).

4. SHORT-TERM INVESTMENTS

Nucor’s short-term investments held as of December 31, 2010 or 2009 consisted of certificates of deposit (CDs), Federal Home Loan Bank (FHLB) obligations and variable rate demand notes (VRDNs). FHLB consolidated obligations carry the highest credit ratings from both Moody’s and Standard & Poor’s. VRDNs are variable rate bonds tied to short-term interest rates with stated original maturities in excess of 90 days. All of the VRDNs in which Nucor invests are secured by a direct-pay letter of credit issued by a high-credit quality financial institution. Nucor can receive the principal invested and interest accrued thereon no later than seven days after notifying the financial institution that Nucor elects to tender the VRDNs. As the interest rate on the CDs and the coupon rate on the FHLBs are fixed at inception, and the VRDNs trade at par value, no realized or unrealized gains or losses were incurred in 2010, 2009 or 2008.

The following is a summary of the short-term investments held at December 31, 2010 and 2009:

		(in thousands	)
December 31,	2010	2009

Certificates of deposit	$800,363	$150,000
Federal home loan bank obligations	—	75,000
Variable rate demand notes	353,260	—

	$1,153,623	$225,000

Aggregate contractual maturities of Nucor’s short-term investments are $800.4 million in 2011 and $353.3 million in 2031 and thereafter.

5. ACCOUNTS RECEIVABLE

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of our customers to make required payments. Accounts receivable are stated net of the allowance for doubtful accounts of $61.2 million at December 31, 2010 ($52.9 million at December 31, 2009 and $64.9 million at December 31, 2008).

6. INVENTORIES

Inventories consist of approximately 41% raw materials and supplies and 59% finished and semi-finished products at December 31, 2010 (48% and 52%, respectively, at December 31, 2009). Nucor’s manufacturing process consists of a continuous, vertically integrated process from which products are sold to customers at various stages throughout the process. Since most steel products can be classified as either finished or semi-finished products, these two categories of inventory are combined.

If the FIFO method of accounting had been used, inventories would have been $620.4 million higher at December 31, 2010 ($456.4 million higher at December 31, 2009). During 2010, inventory quantities at locations that value inventory using LIFO were reduced, resulting in a liquidation of LIFO inventory layers carried at lower costs that prevailed in prior years. The effect of the liquidation was to decrease cost of products sold by $30.4 million in 2010 ($81.5 million in 2009 and there was no liquidation of LIFO inventory layers in 2008). Use of the lower of cost or market method reduced inventories by $2.9 million at December 31, 2010 ($9.2 million at December 31, 2009).

Nucor has entered into supply agreements for certain raw materials, utilities and other items in the ordinary course of business. These agreements extend into 2028 and total approximately $5.90 billion at December 31, 2010.

7. PROPERTY, PLANT AND EQUIPMENT

		(in thousands)
December 31,	2010	2009

Land and improvements	$431,765	$403,281
Buildings and improvements	834,661	812,130
Machinery and equipment	7,502,203	7,212,984
Construction in process and equipment deposits	323,845	370,040

	9,092,474	8,798,435
Less accumulated depreciation	(5,240,356)	(4,784,599)

	$3,852,118	$4,013,836

The estimated useful lives range from four to 10 years for land improvements, nine to 31.5 years for buildings and improvements, and two to 15 years for machinery and equipment.

8. GOODWILL AND OTHER INTANGIBLE ASSETS

The change in the net carrying amount of goodwill for the years ended December 31, 2010 and 2009 by segment is as follows:

					(in thousands)
	Steel Mills	Steel Products	Raw Materials	All Other	Total

Balance, December 31, 2008	$208,466	$755,562	$665,075	$102,942	$1,732,045
Acquisitions	—	—	—	—	—
Purchase price adjustments of previous acquisitions	60,000	(19,979)	—	(14,090)	25,931
Translation	—	45,045	—	—	45,045

Balance, December 31, 2009	268,466	780,628	665,075	88,852	1,803,021
Acquisitions	—	—	14,841	—	14,841
Purchase price adjustments of previous acquisitions	—	—	—	—	—
Translation	—	18,432	—	—	18,432

Balance, December 31, 2010	$268,466	$799,060	$679,916	$88,852	$1,836,294

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

Intangible assets with estimated lives of five to 22 years are amortized on a straight-line or accelerated basis and are comprised of the following:

				(in thousands)
December 31,	2010		2009
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization

Customer relationships	$944,920	$203,969	$922,839	$142,886
Trademarks and trade names	123,713	19,351	122,136	13,159
Other	27,869	17,057	27,869	13,877

	$1,096,502	$240,377	$1,072,844	$169,922

Intangible asset amortization expense was $70.5 million in 2010 ($72.4 million in 2009 and $69.4 million in 2008). Annual amortization expense is estimated to be $64.4 million in 2011; $61.4 million in 2012; $57.9 million in 2013; $55.8 million in 2014; and $54.0 million in 2015.

The Company completed its annual goodwill impairment testing as of the first day of the fourth quarter of 2010, 2009 and 2008 and concluded that there was no impairment of goodwill for any of its reporting units. We do not believe there are currently any reporting units at risk of impairment in the near term.

9. EQUITY INVESTMENTS

The carrying value of our equity investments in domestic and foreign companies was $797.6 million at December 31, 2010 ($582.5 million at December 31, 2009) and is recorded in other assets in the consolidated balance sheets.

In 2008, Nucor acquired a 50% economic and voting interest in Duferdofin Nucor S.r.l., an Italian steel manufacturer. Nucor accounts for the investment in Duferdofin Nucor (on a one-month lag basis) under the equity method, as control and risk of loss are shared equally between the members.

Nucor’s investment in Duferdofin Nucor at December 31, 2010 was $531.9 million ($534.0 million at December 31, 2009). Nucor’s 50% share of the total net assets of Duferdofin Nucor was $78.5 million at December 31, 2010, resulting in a basis difference of $453.4 million due to the step-up to fair value of certain assets and liabilities attributable to Duferdofin Nucor as well as the identification of goodwill ($322.7 million) and finite-lived intangible assets. This basis difference, excluding the portion attributable to goodwill, is being amortized based on the remaining estimated useful lives of the various underlying net assets, as appropriate. Amortization expense and other purchase accounting adjustments associated with the fair value step-up was $11.5 million in 2010 ($15.4 million in 2009 and $32.0 million in 2008).

During the first quarter of 2010, Duferdofin Nucor repaid €35 million ($48.9 million as of the payment date) of notes receivable that were outstanding with Nucor as of December 31, 2009. Nucor subsequently contributed additional capital in the form of equity of €45 million ($63.7 million as of the contribution date) to the joint venture. Also, Nucor recorded two additional notes receivable from Duferdofin Nucor with a total value of €20 million ($26.7 million as of December 31, 2010). The notes receivable bear interest at the twelve-month Euro Interbank Offered Rate (Euribor) as of the date of the notes plus 1% per year. The interest rates were reset on September 30, 2010 to the Euribor twelve-month rate as of that date plus 1% per year. The principal amounts are due on January 31, 2016. Accordingly, the notes receivable were classified in other assets in the consolidated balance sheets as of December 31, 2010.

In September 2010, Nucor issued a guarantee for its ownership percentage (50%) of up to €112.5 million of Duferdofin Nucor’s credit facilities. As of December 31, 2010, Duferdofin Nucor had €87.0 million outstanding under these credit facilities. The portion of the amount outstanding that was guaranteed by Nucor was €43.5 million ($58.1 million). Nucor has not recorded any liability associated with the guarantee.

In April 2010, Nucor acquired a 50% economic and voting interest in NuMit LLC. NuMit owns 100% of the equity interest in Steel Technologies LLC, an operator of 23 sheet processing facilities located throughout the U.S., Canada and Mexico. Nucor accounts for the investment in NuMit (on a one-month lag basis) under the equity method as control and risk of loss are shared equally between the members. The acquisition did not result in a significant amount of goodwill or intangible assets.

Nucor’s investment in NuMit at December 31, 2010 was $229.1 million, comprised of the purchase price of approximately $221.3 million plus equity method earnings since acquisition. Nucor also has recorded a $40.0 million note receivable from Steel Technologies LLC for a loan Nucor made at closing. Nucor has also extended an $85.0 million line of credit (of which $40.0 million was outstanding at December 31, 2010) to Steel Technologies. The note receivable bears interest at the three-month London Interbank Offered Rate (LIBOR) plus 90 basis points and matures on October 21, 2014. As of December 31, 2010, the amount outstanding on the line of credit bears interest at the one-month LIBOR rate plus 300 basis points and matures on March 31, 2011. The note receivable was classified in other assets and the amount outstanding on the line of credit was classified in other current assets in the consolidated balance sheet as of December 31, 2010.

Nucor reviews its equity investments for impairment if and when circumstances indicate that a decline in value below its carrying amount may have occurred. In the fourth quarter of 2010, the Company concluded it had a triggering event requiring assessment for impairment of its equity investment in Duferdofin Nucor due to the continued declines in the global demand for steel. Diminished demand began to significantly impact the financial results of Duferdofin Nucor in 2009 and continued to impact the results of the equity investment through 2010. After completing its assessment, the Company determined that there was no impairment of its investment in Duferdofin Nucor. It is reasonably possible that, based on actual performance in the near term, the estimates used in the valuation as of December 31, 2010 could change and result in an impairment of the investment.

Nucor recorded $99.0 million of impairment charges on its equity investments in 2008 (none in 2010 or 2009). Such charges are included in impairment of non-current assets in the consolidated statements of earnings. Approximately $84.8 million of the impairment charge was incurred in the fourth quarter of 2008 for the impairment of our investment in the HIsmelt joint venture in Australia. The HIsmelt process converts iron ore fines and coal fines to liquid metal, eliminating the need for a blast furnace, sinter/pellet plants and coke ovens. In December 2010, Nucor and its joint venture partners agreed to permanently close the HIsmelt plant in Kwinana, Western Australia. Nucor has a 25% interest in the joint venture that will be terminated. Nucor recorded a pre-tax charge of $10.0 million in the fourth quarter of 2010 in marketing, administrative and other expenses for the estimated closure costs.

10. CURRENT LIABILITIES

Book overdrafts, included in accounts payable in the consolidated balance sheets, were $63.0 million at December 31, 2010 ($73.7 million at December 31, 2009). Dividends payable, included in accrued expenses and other current liabilities in the consolidated balance sheets, were $115.2 million at December 31, 2010 ($114.2 million at December 31, 2009).

11. DEBT AND OTHER FINANCING ARRANGEMENTS

		(in thousands)
December 31,	2010	2009

Industrial revenue bonds:
0.34% to 1.8%, variable, due from 2014 to 2040	$1,030,200	$436,200
Notes, 4.875%, due 2012	350,000	350,000
Notes, 5.0%, due 2012	300,000	300,000
Notes, 5.0%, due 2013	250,000	250,000
Notes, 5.75%, due 2017	600,000	600,000
Notes, 5.85%, due 2018	500,000	500,000
Notes, 4.125%, due 2022	600,000	—
Notes, 6.40%, due 2037	650,000	650,000

	4,280,200	3,086,200
Less current maturities	—	(6,000)

	$4,280,200	$3,080,200

Annual aggregate long-term debt maturities are: none in 2011; $650.0 million in 2012; $250.0 million in 2013; $3.3 million in 2014; $16.3 million in 2015; and $3.361 billion thereafter.

In November 2010, Nucor issued $600.0 million in 30-year variable rate Gulf Opportunity Zone bonds to partially fund the capital costs associated with the construction of Nucor’s direct reduced ironmaking facility in St. James Parish, Louisiana. The net proceeds from the debt issuance are being held in a trust account pending disbursement for the construction of the facility.

At December 31, 2010, the Company had not received any funds from the trust account. Net proceeds from the debt issuance held in the trust account were $598.5 million at December 31, 2010 and are classified as restricted cash. Since the restricted cash must be used for the construction of the facility, the entire balance has been classified as a non-current asset.

In September 2010, Nucor issued $600.0 million of 4.125% unsecured notes due in 2022. Net proceeds of the issuance were $594.9 million. Costs of $5.1 million associated with the issuance have been capitalized and are amortized over the life of the notes.

Nucor has commitments under an unsecured revolving credit facility to provide for up to $1.30 billion in revolving loans. The multi-year revolving credit agreement matures in November 2012 and allows up to $200.0 million in additional commitments at Nucor’s election in accordance with the terms set forth in the credit agreement. Up to the equivalent of $850.0 million of the credit facility is available for foreign currency loans, and up to $500.0 million is available for the issuance of letters of credit. The credit facility provides for a pricing grid based upon the credit rating of Nucor’s senior unsecured long-term debt and, alternatively, interest rates quoted by lenders in connection with competitive bidding. The credit facility includes customary financial and other covenants, including a limit on the ratio of funded debt to capital of 60%, a limit on Nucor’s ability to pledge the Company’s assets and a limit on consolidations, mergers and sales of assets. As of December 31, 2010, Nucor’s funded debt to total capital ratio was 37%, and Nucor was in compliance with all covenants under the credit facility. No borrowings were outstanding under the credit facility as of December 31, 2010 and 2009.

Harris Steel has credit facilities totaling approximately $51.3 million, with $1.0 million of borrowings outstanding at December 31, 2010. In addition, the business of Nucor Trading S.A., of which Harris Steel owns 75%, is financed by trade credit arrangements totaling approximately $115.0 million with a number of Swiss-based banking institutions. These arrangements, principally trade finance facilities, are non-recourse to Nucor and its other subsidiaries. As of December 31, 2010, Nucor Trading S.A. had outstanding borrowings of $12.3 million and outstanding guarantees of $0.7 million.

Letters of credit totaling $19.7 million were outstanding as of December 31, 2010 related to certain obligations, including workers’ compensation, utilities deposits and credit arrangements by Nucor Trading S.A. for commitments to purchase inventories.

Nucor capitalized $0.9 million of interest expense in 2010 ($16.4 million in 2009 and $10.0 million in 2008) related to the borrowing costs associated with various construction projects at our mills.

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

14. DERIVATIVE FINANCIAL INSTRUMENTS

The following tables summarize information regarding Nucor’s derivative instruments:

Fair Value of Derivative Instruments

			(in thousands)
		Fair Value
December 31,	Balance Sheet Location	2010	2009
Asset derivatives not designated as hedging instruments:
Foreign exchange contracts	Other current assets	$266	$445

Liability derivatives designated as hedging instruments:
Commodity contracts	Accrued expenses and other current liabilities	$(8,900)	$(23,000)
Commodity contracts	Deferred credits and other liabilities	(54,800)	(72,900)

Total liability derivatives designated as hedging instruments		(63,700)	(95,900)
Liability derivatives not designated as hedging instruments:
Commodity contracts	Accrued expenses and other current liabilities	(2,961)	(3,665)

Total liability derivatives		$(66,661)	$(99,565)

The Effect of Derivative Instruments on the Consolidated Statements of Earnings

Derivatives Designated as Hedging Instruments
Derivatives in Cash Flow Hedging Relationships	Statement of Earnings Location	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)		Amount of Gain or (Loss) Reclassified from Accumulated OCI into Earnings (Effective Portion)		Amount of Gain or (Loss) Recognized in Earnings on Derivative (Ineffective Portion)
		2010	2009	2010	2009	2010	2009

Commodity contracts	Cost of products sold	$(29,957)	$(48,616)	$(35,141)	$(40,543)	$600	$(1,700)

Derivatives Not Designated as Hedging Instruments
Derivatives Not Designated as Hedging Instruments	Statement of Earnings Location	Amount of Gain or (Loss) Recognized in Earnings on Derivative
		2010	2009

Commodity contracts	Cost of products sold	$(1,417)	$(4,887)

Foreign exchange contracts	Cost of products sold	907	(3,050)

Total		$(510)	$(7,937)

At December 31, 2010, natural gas swaps covering 19.1 million MMBTUs and foreign currency contracts with a notional value of $18.6 million were outstanding.

At December 31, 2010, $35.4 million of net deferred losses on cash flow hedges on natural gas forward purchase contracts included in accumulated other comprehensive income are expected to be reclassified into earnings, due to the settlement of forecasted transactions, during the next twelve months assuming no change in the forward commodity prices from December 31, 2010. Nucor is hedging a portion of its exposure to the variability of future cash flows for forecasted natural gas purchases over various time periods not exceeding two years.

Nucor has also entered into various natural gas purchase contracts, which effectively commit Nucor to the following purchases of natural gas to be used for production: $95.1 million in 2011; $46.2 million in 2012; $31.2 million in 2013; $28.9 million in 2014; $28.3 million in 2015; and $401.5 million between 2016 and 2028. These natural gas purchase contracts will primarily supply our direct reduced iron facility in Trinidad.

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

Nucor does not anticipate non-performance by the counterparties in any of these derivative instruments given their current credit ratings, and no material loss is expected from non-performance by any one of such counterparties.

15. FAIR VALUE MEASUREMENTS

The following table summarizes information regarding Nucor’s financial assets and financial liabilities that are measured at fair value as of December 31, 2010. Nucor does not currently have any non-financial assets or liabilities that are measured at fair value on a recurring basis.

				(in thousands)
		Fair Value Measurements at Reporting Date Using
December 31,	Carrying Amount in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2010
Assets:
Cash equivalents	$1,156,240	$1,156,240	$—
Short-term investments	1,153,623	1,153,623	—
Foreign exchange contracts	266	—	266
Restricted cash	598,482	598,482	—

Total assets	$2,908,611	$2,908,345	$266	—

Liabilities:
Commodity contracts	$(66,661)	—	$(66,661)	—

2009
Assets:
Cash equivalents	$1,907,066	$1,907,066	$—
Short-term investments	225,000	225,000	—
Foreign exchange contracts	445	—	445

Total assets	$2,132,511	$2,132,066	$445	—

Liabilities:
Commodity contracts	$(99,565)	—	$(99,565)	—

Fair value measurements for Nucor’s cash equivalents, short-term investments and restricted cash are classified under Level 1 because such measurements are based on quoted market prices in active markets for identical assets. Fair value measurements for Nucor’s derivatives are classified under Level 2 because such measurements are based on published market prices for similar assets or are estimated based on observable inputs such as interest rates, yield curves, credit risks, spot and future commodity prices and spot and future exchange rates.

The fair value of outstanding debt, including current maturities, was approximately $4.59 billion at December 31, 2010 ($3.30 billion at December 31, 2009). The fair value estimates were based on readily available market prices of our debt at December 31, 2010 and 2009, or similar debt with the same maturities, rating and interest rates.

16. CONTINGENCIES

Nucor is subject to environmental laws and regulations established by federal, state and local authorities, and, accordingly, makes provision for the estimated costs of compliance. Of the undiscounted total of $35.0 million of accrued environmental costs at December 31, 2010 ($37.4 million at December 31, 2009), $13.5 million was classified in accrued expenses and other current liabilities ($15.9 million at December 31, 2009) and $21.5 million was classified in deferred credits and other liabilities ($21.5 million at December 31, 2009). Inherent uncertainties exist in these estimates primarily due to unknown conditions, evolving remediation technology, and changing governmental regulations and legal standards.

Nucor has been named, along with other major steel producers, as a co-defendant in several related antitrust class-action complaints filed by Standard Iron Works and other steel purchasers in the United States District Court for the Northern District of Illinois. The cases are filed as class actions. The plaintiffs allege that from January 2005 to the present, eight steel manufacturers, including Nucor, engaged in anticompetitive activities with respect to the production and sale of steel. The plaintiffs seek monetary and other relief. Although we believe the plaintiffs’ claims are without merit and will vigorously defend against them, we cannot at this time predict the outcome of this litigation or estimate the range of Nucor’s potential exposure.

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

17. STOCK-BASED COMPENSATION

Stock Options Nucor’s stock option plans provide that common stock options may be granted to key employees, officers and non-employee directors with exercise prices at 100% of the market price on the date of the grant. The stock options granted prior to 2006 were exercisable six months after grant date and have a term of seven years. The stock options granted in 2010 are exercisable at the end of three years and have a term of 10 years. Nucor did not grant any options during 2009 or 2008. New shares are issued upon exercise of stock options.

A summary of activity under Nucor’s stock option plans is as follows:

					(shares in thousands)
Year Ended December 31,	2010		2009		2008
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Number of shares under option:
Outstanding at beginning of year	1,060	$21.95	1,299	$20.80	1,852	$20.37
Granted	242	$41.43	—	—	—	—
Exercised	(319)	$14.60	(239)	$15.69	(553)	$19.36
Canceled	—	—	—	—	—	—

Outstanding at end of year	983	$29.14	1,060	$21.95	1,299	$20.80

Options exercisable at end of year	741	$25.12	1,060	$21.95	1,299	$20.80

The shares reserved for future grants as of December 31, 2010, 2009 and 2008 are reflected in the restricted stock units table below. The total intrinsic value of options (the amount by which the stock price exceeded the exercise price of the option on the date of exercise) that were exercised during 2010 was $8.5 million ($7.0 million in 2009 and $25.4 million in 2008).

The following table summarizes information about stock options outstanding at December 31, 2010:

				(shares in thousands)
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$10.00 – $20.00	305	0.5 years	$18.54	305	$18.54
20.01 – 30.00	236	1.7 years	$28.86	236	$28.86
30.01 – 40.00	200	1.2 years	$30.73	200	$30.73
40.01 – 41.43	242	9.4 years	$41.43	—	—

$10.00 – $41.43	983	3.1 years	$29.14	741	$25.12

As of December 31, 2010, the total aggregate intrinsic value of options outstanding and options exercisable was $14.4 million and $13.8 million, respectively.

For the 2010 stock option grant, the grant date fair value of $15.50 was calculated using the Black-Scholes option-pricing model with the following assumptions:

2010
Exercise price	$41.43
Expected dividend yield	3.48%
Expected stock price volatility	50.58%
Risk-free interest rate	2.75%
Expected life (in years)	6.5

Compensation expense for stock options was $0.7 million in 2010 (none in 2009 and 2008). As of December 31, 2010, unrecognized compensation expense related to options was $3.0 million, which is expected to be recognized over 2.4 years.

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

The fair value of the RSUs is determined based on the closing stock price of Nucor’s common stock on the day before the grant. A summary of Nucor’s restricted stock unit activity is as follows:

					(shares in thousands)
Year Ended December 31,	2010		2009		2008
	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value
Restricted stock units:
Unvested at beginning of year	1,464	$54.69	1,139	$67.67	918	$60.82
Granted	462	$43.05	1,147	$43.91	679	$74.80
Vested	(709)	$55.24	(805)	$57.58	(451)	$64.45
Canceled	(14)	$49.52	(17)	$60.44	(7)	$67.62

Unvested at end of year	1,203	$49.96	1,464	$54.69	1,139	$67.67

Shares reserved for future grants (stock options and RSUs)	14,777		15,878		17,011

Compensation expense for RSUs was $37.0 million in 2010 ($47.3 million in 2009 and $39.8 million in 2008). The total fair value of shares vested during 2010 was $30.4 million ($37.2 million in 2009 and $33.3 million in 2008). As of December 31, 2010, unrecognized compensation expense related to unvested RSUs was $34.7 million, which is expected to be recognized over a weighted-average period of 1.7 years.

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

A summary of Nucor’s restricted stock activity under the AIP and LTIP is as follows:

					(shares in thousands)
Year Ended December 31,	2010		2009		2008
	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value
Restricted stock awards and units:
Unvested at beginning of year	240	$50.75	375	$61.57	479	$51.93
Granted	131	$44.82	256	$32.16	280	$67.33
Vested	(230)	$51.13	(391)	$48.96	(384)	$53.76
Canceled	—	—	—	—	—	—

Unvested at end of year	141	$44.62	240	$50.75	375	$61.57

Shares reserved for future grants	1,600		1,731		1,987

Compensation expense for common stock and common stock units awarded under the AIP and LTIP is recorded over the performance measurement and vesting periods based on the anticipated number and market value of shares of common stock and common stock units to be awarded. Compensation expense for anticipated awards based upon Nucor’s financial performance, exclusive of amounts payable in cash, was $5.2 million in 2010 ($7.3 million in 2009 and $10.1 million in 2008). The total fair value of shares vested during 2010 was $10.2 million ($13.3 million in 2009 and $25.7 million in 2008). As of December 31, 2010, unrecognized compensation expense related to unvested restricted stock awards was $1.5 million, which is expected to be recognized over a weighted-average period of 1.4 years.

18. EMPLOYEE BENEFIT PLANS

Nucor makes contributions to a Profit Sharing and Retirement Savings Plan for qualified employees based on the profitability of the Company. Nucor’s expense for these benefits totaled $22.1 million in 2010 ($9.6 million in 2009 and $281.3 million in 2008). The related liability for these benefits is included in salaries, wages and related accruals. Nucor also has a medical plan covering certain eligible early retirees. The unfunded obligation, included in deferred credits and other liabilities in the balance sheet, totaled $45.5 million at December 31, 2010 ($44.6 million at December 31, 2009). Expense associated with this plan totaled $2.7 million in 2010 ($1.9 million in 2009 and $2.7 million in 2008). The discount rate used was 5.5% in 2010 (6.0% in 2009 and 6.4% in 2008). The health care cost increase trend rate used was 6.8% in 2010 (6.9% in 2009 and 7.5% in 2008). The health care cost increase in the trend rate is projected to decline gradually to 4.5% by 2027.

19. INTEREST EXPENSE (INCOME)

The components of net interest expense are as follows:

			(in thousands)
Year Ended December 31,	2010	2009	2008

Interest expense	$161,140	$149,922	$134,554
Interest income	(8,047)	(15,170)	(44,071)

Interest expense, net	$153,093	$134,752	$90,483

Interest paid was $151.8 million in 2010 ($158.7 million in 2009 and $146.1 million in 2008).

20. INCOME TAXES

Components of earnings (loss) from continuing operations before income taxes and noncontrolling interests are as follows:

			(in thousands)
Year Ended December 31,	2010	2009	2008
United States	$260,794	$(353,463)	$3,082,536
Foreign	6,321	(60,515)	21,855

	$267,115	$(413,978)	$3,104,391

The provision for income taxes consists of the following:

			(in thousands)
Year Ended December 31,	2010	2009	2008

Current:
Federal	$(66,462)	$(258,683)	$1,090,099
State	(19,297)	(22,274)	114,972
Foreign	8,289	15,611	47,885

Total current	(77,470)	(265,346)	1,252,956

Deferred:
Federal	138,662	115,630	(238,899)
State	12,223	(10,354)	(14,505)
Foreign	(12,623)	(16,730)	(40,072)

Total deferred	138,262	88,546	(293,476)

Total provision for income taxes	$60,792	$(176,800)	$959,480

A reconciliation of the federal statutory tax rate (35%) to the total provision is as follows:

Year Ended December 31,	2010	2009	2008
Taxes computed at statutory rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	(1.72)	5.12	2.10
Federal research credit	(1.19)	0.84	(0.05)
Domestic manufacturing deduction	—	(0.13)	(1.99)
Equity in losses of foreign joint venture	3.09	(5.93)	—
Foreign rate differential	(3.83)	2.79	(0.88)
Noncontrolling interests	(9.47)	4.77	(3.54)
Other, net	0.88	0.25	0.27

Provision for income taxes	22.76%	42.71%	30.91%

Deferred tax assets and liabilities resulted from the following:

		(in thousands)
December 31,	2010	2009

Deferred tax assets:
Accrued liabilities and reserves	$115,095	$142,864
Allowance for doubtful accounts	16,809	11,807
Inventory	140,676	166,378
Post-retirement benefits	17,889	18,913
Natural gas hedges	42,469	50,204
Net operating loss carryforward	50,529	46,504
Cumulative translation adjustments	506	—
Tax credit carryforwards	24,000	24,000

Total deferred tax assets	407,973	460,670

Deferred tax liabilities:
Cumulative translation adjustment	—	(911)
Holdbacks and amounts not due under contracts	(13,007)	(17,276)
Intangibles	(250,247)	(260,578)
Property, plant and equipment	(406,889)	(299,326)

Total deferred tax liabilities	(670,143)	(578,091)

Total net deferred tax liabilities	$(262,170)	$(117,421)

Current deferred tax assets were $186.0 million at December 31, 2010 ($224.6 million at December 31, 2009). Non-current deferred tax liabilities were $448.2 million at December 31, 2010 ($342.0 million at December 31, 2009). Nucor received $245.0 million in net federal, state and foreign income tax refunds in 2010 (paid $213.2 million in 2009 and $952.7 million in 2008).

Undistributed earnings of Nucor’s foreign operations amount to approximately $129.0 million at December 31, 2010 ($100.0 million at December 31, 2009). These earnings are considered to be indefinitely reinvested and, accordingly, no provisions for U.S. federal and state income taxes are required.

State net operating loss carryforwards were $843.0 million at December 31, 2010 ($646.8 million at December 31, 2009). If unused, they will expire between 2014 and 2030. Foreign net operating loss carryforwards were $81.2 million at December 31, 2010 ($85.2 million at December 31, 2009). If unused, they will expire between 2027 and 2029.

At December 31, 2010, Nucor had approximately $92.8 million of unrecognized tax benefits, of which $85.3 million would affect Nucor’s effective tax rate, if recognized. At December 31, 2009, Nucor had approximately $108.6 million of unrecognized tax benefits, of which $102.0 million would affect Nucor’s effective tax rate, if recognized.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits recorded in deferred credits and other liabilities is as follows:

			(in thousands)
Year Ended December 31,	2010	2009	2008

Balance at beginning of year	$108,587	$87,734	$102,174
Additions based on tax positions related to current year	1,983	2,422	19,488
Reductions based on tax positions related to current year	(1,358)	—	—
Additions based on tax positions related to prior years	5,705	858	23,668
Reductions based on tax positions related to prior years	(4,046)	(15,540)	(48,714)
Additions due to settlements with taxing authorities	2,363	36,317	—
Reductions due to settlements with taxing authorities	(3,246)	(1,288)	(73)
Reductions due to statute of limitations lapse	(17,236)	(1,916)	(10,775)
Additions from current year acquisitions	—	—	1,966

Balance at end of year	$92,752	$108,587	$87,734

We estimate that in the next twelve months, our gross uncertain tax positions, exclusive of interest, could decrease by as much as $8.9 million, as a result of the expiration of the statute of limitations.

During 2010, Nucor recognized $5.3 million of benefit in interest and penalties ($9.9 million of expense in 2009). As of December 31, 2010, Nucor had approximately $30.6 million of accrued interest and penalties related to uncertain tax positions ($35.1 million at December 31, 2009).

Nucor has substantially concluded U.S. federal income tax matters for years through 2006. The 2007 to 2010 tax years are open to examination by the Internal Revenue Service. The Canada Revenue Agency is currently examining the 2006 to 2008 income tax returns for two Harris Steel entities. Management believes that the Company has adequately provided for any adjustments that may arise from this audit. The tax years 2007 through 2010 remain open to examination by other major taxing jurisdictions to which Nucor is subject (primarily Canada and other state and local jurisdictions).

21.  EARNINGS (LOSS) PER SHARE

The computations of basic and diluted net earnings per share are as follows:

	(in thousands, except per share data)
Year Ended December 31,	2010	2009	2008
Basic net earnings (loss) per share:
Basic net earnings (loss)	$134,092	$(293,613)	$1,830,990
Earnings allocated to participating securities	(1,823)	(1,946)	(6,797)

Net earnings (loss) available to common stockholders	$132,269	$(295,559)	$1,824,193

Average shares outstanding	315,962	314,873	304,525

Basic net earnings (loss) per share	$0.42	$(0.94)	$5.99

Diluted net earnings (loss) per share:
Diluted net earnings (loss)	$134,092	$(293,613)	$1,830,990
Earnings allocated to participating securities	(1,823)	(1,946)	(6,484)

Net earnings (loss) available to common stockholders	$132,269	$(295,559)	$1,824,506

Diluted average shares outstanding:
Basic shares outstanding	315,962	314,873	304,525
Dilutive effect of stock options and other	548	—	481

	316,510	314,873	305,006

Diluted net earnings (loss) per share	$0.42	$(0.94)	$5.98

The number of shares that were not included in the diluted net earnings per share calculation, because to do so would have been antidilutive, was immaterial for all periods presented.

22.  SEGMENTS

Nucor reports its results in the following segments: steel mills, steel products and raw materials. The steel mills segment includes carbon and alloy steel in sheet, bars, structural and plate, and Nucor’s equity investments in Duferdofin Nucor and NuMit. The steel products segment includes steel joists and joist girders, steel deck, fabricated concrete reinforcing steel, cold finish steel, steel fasteners, metal building systems, light gauge steel framing, steel grating and expanded metal, and wire and wire mesh. The raw materials segment includes DJJ, the scrap broker and processor that Nucor acquired on February 29, 2008; Nu-Iron Unlimited, a facility that produces direct reduced iron used by the steel mills; the planned direct reduced ironmaking facility; and certain equity method investments. The “All other” category primarily includes Nucor’s steel trading businesses. The segments are consistent with the way Nucor manages its business, which is primarily based upon the similarity of the types of products produced and sold by each segment.

Net interest expense, other income, profit sharing expense, stock-based compensation, gains on foreign currency exchange contracts and changes in the LIFO reserve are shown under Corporate/eliminations. Corporate assets primarily include cash and cash equivalents, short-term investments, allowances to eliminate intercompany profit in inventory, fair value of natural gas hedges, deferred income tax assets, federal income taxes receivable, the LIFO reserve and investments in and advances to affiliates.

Nucor’s segment results are as follows:

			(in thousands)
Year Ended December 31,	2010	2009	2008

Net sales to external customers:
Steel mills	$10,860,760	$7,159,512	$16,477,900
Steel products	2,831,209	2,691,322	4,339,524
Raw materials	1,814,329	1,076,964	2,403,075
All other	338,329	262,498	442,825

	$15,844,627	$11,190,296	$23,663,324

Intercompany sales:
Steel mills	$1,719,937	$1,027,167	$2,165,459
Steel products	43,565	27,453	45,745
Raw materials	8,052,986	3,402,084	7,584,685
All other	8,616	10,888	10,069
Corporate/eliminations	(9,825,104)	(4,467,592)	(9,805,958)

	$—	$—	$—

Depreciation expense:
Steel mills	$370,458	$357,722	$360,140
Steel products	58,429	57,988	51,403
Raw materials	78,308	75,699	66,845
All other	90	105	210
Corporate	4,862	2,521	886

	$512,147	$494,035	$479,484

Amortization expense:
Steel mills	$262	$400	$400
Steel products	40,745	40,705	43,980
Raw materials	28,577	30,412	24,758
All other	871	871	285
Corporate	—	—	—

	$70,455	$72,388	$69,423

Earnings (loss) before income taxes and noncontrolling interests:
Steel mills	$778,946	$(350,372)	$3,604,781
Steel products	(173,433)	(112,800)	295,884
Raw materials	106,317	(76,965)	161,726
All other	4,344	(14,130)	10,207
Corporate/eliminations	(449,059)	140,289	(968,207)

	$267,115	$(413,978)	$3,104,391

Segment assets:
Steel mills	$5,969,846	$5,446,028	$6,603,944
Steel products	2,835,812	2,707,678	3,207,318
Raw materials	2,710,544	2,417,649	2,324,857
All other	170,174	138,286	207,767
Corporate/eliminations	2,235,534	1,862,263	1,530,557

	$13,921,910	$12,571,904	$13,874,443

Capital expenditures:
Steel mills	$186,236	$217,690	$771,220
Steel products	21,321	37,601	83,889
Raw materials	125,536	113,000	157,952
All other	24	74	132
Corporate	12,177	22,135	5,787

	$345,294	$390,500	$1,018,980

Net sales by product were as follows. Further product group breakdown is impracticable.

			(in thousands)
Year Ended December 31,	2010	2009	2008
Net sales to external customers:
Sheet	$4,952,236	$2,877,140	$6,503,074
Bar	2,668,706	2,042,471	4,362,420
Structural	1,633,203	1,275,795	3,085,284
Plate	1,606,615	964,106	2,527,122
Steel products	2,831,209	2,691,322	4,339,524
Raw materials	1,814,329	1,076,964	2,403,075
All other	338,329	262,498	442,825

	$15,844,627	$11,190,296	$23,663,324

23. QUARTERLY INFORMATION (UNAUDITED)

			(in thousands, except per share data)
Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2010
Net sales	$3,654,842	$4,195,966	$4,140,069	$3,853,750
Gross margin(1)	212,795	308,037	190,290	132,543
Net earnings(2)	41,194	106,218	50,024	8,887
Net earnings (loss) attributable to Nucor stockholders(2)	30,964	90,992	23,495	(11,359)
Net earnings (loss) per share:
Basic	0.10	0.29	0.07	(0.04)
Diluted	0.10	0.29	0.07	(0.04)

2009
Net sales	$2,654,319	$2,478,028	$3,120,005	$2,937,944
Gross margin(3)	(124,005)	(61,876)	119,154	221,120
Net earnings (loss)	(190,525)	(127,769)	(5,311)	86,427
Net earnings (loss) attributable to Nucor stockholders	(189,645)	(133,337)	(29,538)	58,907
Net earnings (loss) per share:
Basic	(0.60)	(0.43)	(0.10)	0.19
Diluted	(0.60)	(0.43)	(0.10)	0.18

(1)	Nucor incurred LIFO charges of $24.0 million, $67.0 million, $50.0 million and $23.0 million in the first, second, third and fourth quarters, respectively.

(2)	The fourth quarter includes a charge of $10.0 million for Nucor’s share of the estimated closure costs of the HIsmelt plant.

(3)	Nucor incurred LIFO credits of $105.0 million, $125.0 million, $120.0 million and $116.9 million in the first, second, third and fourth quarters, respectively. Nucor also incurred charges of $59.6 million in the first quarter for writing down inventory to the lower of cost or market.

70	CORPORATE AND STOCK DATA

CORPORATE OFFICE

1915 Rexford Road

Charlotte, North Carolina 28211

Phone 704/366-7000

Fax 704/362-4208

STOCK TRANSFERS

DIVIDEND DISBURSING

DIVIDEND REINVESTMENT

American Stock Transfer & Trust Company, LLC

59 Maiden Lane

New York, New York 10038

Phone 877/715-0504

Fax 718/236-2641

ANNUAL MEETING

The 2011 annual meeting of stockholders will be held at 10:00 a.m. on Thursday, May 12, 2011, at the Charlotte Marriott SouthPark, 2200 Rexford Road, Charlotte, NC.

STOCK LISTING

Nucor’s common stock is traded on the New York Stock Exchange under the symbol NUE. As of January 31, 2011, there were approximately 19,000 stockholders of record.

FORM 10-K

A copy of Nucor’s 2010 annual report filed with the Securities and Exchange Commission (“SEC”) on Form 10-K is available to stockholders upon request.

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

STOCK PRICE AND DIVIDENDS PAID

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010
Stock price:
High	$50.72	$48.06	$40.90	$44.87
Low	38.93	37.31	35.71	37.00
Dividends paid	0.36	0.36	0.36	0.36
2009
Stock price:
High	$49.00	$49.82	$51.08	$48.00
Low	29.84	37.40	39.20	38.27
Dividends paid	0.35	0.35	0.35	0.35

STOCK PERFORMANCE

This graphic comparison assumes the investment of $100 in Nucor Corporation common stock, $100 in the S&P 500 Index and $100 in the S&P Steel Group Index, all at year-end 2005. The resulting cumulative total return assumes that cash dividends were reinvested. Nucor common stock comprised 35% of the S&P Steel Group Index at year-end 2010 (55% at year-end 2005).

THIS ANNUAL REPORT HAS BEEN PRINTED ON RECYCLED PAPER.