Form 10-K, Exhibit 13
period 2011-12-31
NUCOR CORP
filed 2012-02-28
CIK 73309

Exhibit 13

2
FINANCIAL HIGHLIGHTS

FINANCIAL HIGHLIGHTS	(dollar and share amounts in thousands, except per share data)
	2011	2010	% CHANGE
FOR THE YEAR
Net sales	$20,023,564	$15,844,627	26%
Earnings:
Earnings before income taxes and noncontrolling interests	1,251,812	267,115	369%
Provision for income taxes	390,828	60,792	543%
Net earnings	860,984	206,323	317%
Earnings attributable to noncontrolling interests	82,796	72,231	15%
Net earnings attributable to Nucor stockholders	778,188	134,092	480%
Per share:
Basic	2.45	0.42	483%
Diluted	2.45	0.42	483%
Dividends declared per share	1.4525	1.4425	1%
Percentage of net earnings to net sales	3.9%	0.8%
Return on average stockholders’ equity	10.7%	1.8%
Capital expenditures	450,627	345,294	31%
Depreciation	522,571	512,147	2%
Acquisitions (net of cash acquired)	3,959	64,788	-94%
Sales per employee	974	777	25%
AT YEAR END
Working capital	$4,312,022	$4,356,737	-1%
Property, plant and equipment, net	3,755,604	3,852,118	-3%
Long-term debt (including current maturities)	4,280,200	4,280,200	—
Total Nucor stockholders’ equity	7,474,885	7,120,070	5%
Per share	23.60	22.55	5%
Shares outstanding	316,749	315,791	—
Employees	20,800	20,500	1%

FORWARD-LOOKING STATEMENTS Certain statements made in this annual report are forward-looking statements that involve risks and uncertainties. The words “believe,” “expect,” “project,” “will,” “should” and similar expressions are intended to identify those forward-looking statements. These forward-looking statements reflect the Company’s best judgment based on current information, and although we base these statements on circumstances that we believe to be reasonable when made, there can be no assurance that future events will not affect the accuracy of such forward-looking information. As such, the forward-looking statements are not guarantees of future performance, and actual results may vary materially from the projected results and expectations discussed in this report. Factors that might cause the Company’s actual results to differ materially from those anticipated in forward-looking statements include, but are not limited to: (1) the sensitivity of the results of our operations to prevailing steel prices and changes in the supply and cost of raw materials, including pig iron, iron ore and scrap steel; (2) availability and cost of electricity and natural gas; (3) market demand for steel products, which, in the case of many of our products, is driven by the level of nonresidential construction activity in the U.S.; (4) competitive pressure on sales and pricing, including pressure from imports and substitute materials; (5) impairment in the recorded value of goodwill, equity investments, inventory, fixed assets or other long-lived assets; (6) uncertainties surrounding the global economy, including the severe economic downturn in construction markets and excess world capacity for steel production; (7) fluctuations in currency conversion rates; (8) U.S. and foreign trade policies affecting steel imports or exports; (9) significant changes in laws or government regulations affecting environmental compliance, including legislation and regulations that result in greater regulation of greenhouse gas emissions, which could increase our energy costs and our capital expenditures and operating costs; (10) the cyclical nature of the steel industry; (11) capital investments and their impact on our performance; and (12) our safety performance.

2 0
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

MACROECONOMIC CONDITIONS

The sluggish pace of the economic recovery since the worst national recession the United States has experienced in decades continues to adversely affect our business. Although the U.S. economy has grown since the second half of 2009, the unemployment rate remains high due to the loss of millions of jobs during the recession and the slow pace of the recovery. In some sectors of the economy, particularly housing and nonresidential construction, the recovery has been minimal at best. Employment is not expected to regain the peak reached during the most recent economic cycle for several more years. Until a stronger job recovery takes hold, it is also expected that consumer confidence and spending will be inconsistent, indirectly negatively affecting demand for our products. In 2011, the economy — particularly the manufacturing and automotive sectors — was negatively impacted by the devastating Japanese earthquake and tsunami that occurred in March. Uncertainties in Europe’s financial sector and the potential impact on banks in other regions of the world will continue to weigh on global and domestic growth in 2012. We believe our net sales and financial results will be stronger in 2012 than in 2011, but they will continue to be adversely affected by these general economic factors as well as by the conditions specific to the steel industry that are described below.

CONDITIONS IN THE STEEL INDUSTRY

The steel industry has always been cyclical in nature, but North American producers of steel and steel products have been and are continuing to face some of the most challenging market conditions they have experienced in decades. The average capacity utilization rate of U.S. steel mills was at a historically unprecedented low of 52% in 2009. Since then, the average capacity utilization rate improved to 70% in 2010 and 75% in 2011. These rates, though improved, still compare unfavorably to capacity utilization rates of 81% and 87% in 2008 and 2007, respectively. As domestic demand for steel and steel products is expected to improve only slowly in 2012, it is unlikely that average capacity utilization rates will increase significantly in 2012. The average utilization rates of all operating facilities in our steel mills, steel products and raw materials segments were approximately 74%, 57% and 70%, respectively, in 2011, compared with 70%, 54% and 69% respectively, in 2010.

The steel industry has also historically been characterized by overcapacity and intense competition for sales among producers. This aspect of the industry remains true today despite the bankruptcies of numerous domestic steel companies and ongoing global steel industry consolidation. The rapid and extraordinary increase in China’s total production of steel in the last decade has only compounded these characteristics of the steel industry. China is both the world’s largest producer and exporter of steel, and production there increased in 2011 compared to 2010 at a higher rate than the increase in steel production by the United States and most other steel-producing countries.

As imports of steel increase competition in the domestic market, the financial crisis in the Eurozone could intensify competition in Europe, which is the largest market for total U.S. exports. A stronger dollar against the euro will make prices for goods imported from the United States more expensive in Europe.

OUR CHALLENGES AND RISKS

Sales of many of our products are dependent upon capital spending in the nonresidential construction markets in the United States, not only in the industrial and commercial sectors, but also including capital spending on infrastructure that is publicly funded such as roads, bridges, schools, prisons and hospitals. Unlike recoveries from past recessions, the recovery from the recession of 2008-2009 has not included a strong recovery in the severely depressed nonresidential construction market. In fact, capital spending on nonresidential construction projects continues to show little, if any, strength, posing a significant challenge to our business. We do not expect to see strong growth in our net sales until we see a sustained increase in capital spending on these types of construction projects.

Artificially cheap exports by some of our major foreign competitors to the United States and elsewhere reduce our net sales and adversely impact our financial results. Direct imports of finished steel mill products in 2011 accounted for a 22% share of the U.S. market despite significant unused domestic steelmaking capacity. Aggressive enforcement of trade rules by the World Trade Organization (WTO) to limit unfairly traded imports remains uncertain, although it is critical to our ability to remain competitive. We have been encouraged by recent actions the United States government has taken before the WTO to challenge some of China’s trade practices as violating world trade rules, and we continue to believe that assertive enforcement of world trade rules must be one of the highest priorities of the United States government.

A major uncertainty we continue to face in our business is the price of our principal raw material, ferrous scrap, which is volatile and often increases rapidly in response to changes in domestic demand, unanticipated events that decrease the flow of scrap into scrap yards, and increased foreign demand for scrap. Increasing our prices for the products we sell quickly enough to offset increases in the prices we pay for ferrous scrap is challenging but critical to maintaining our profitability. We attempt to manage this risk via a raw material surcharge mechanism, which our customers understand is a necessary response by us to the market forces of supply and demand for our raw materials. The surcharge mechanism functions to offset changes in prices of our raw materials and is based upon widely available market indices for prices of scrap and other raw materials. We monitor changes in those indices closely and make adjustments as needed, generally on a monthly basis, to our surcharges and sometimes directly to the selling prices for our products. The surcharges are determined from a base scrap price and can differ by product. To help mitigate the scrap price risk, we also aim to manage scrap inventory levels at the steel mills to match the anticipated demand over the next several weeks for various steel products. Certain scrap substitutes, including pig iron, have longer lead times for delivery than scrap. Our raw material surcharge mechanism works best when demand for the affected products ranges from stable to strong. Then, we are generally able to pass through relatively quickly the increased costs of ferrous scrap and scrap substitutes and protect our gross margins from significant erosion. The surcharge mechanism can be less effective when the demand for our products is weak.

Although the majority of our steel sales are to spot market customers who place their orders each month based on their business needs and our pricing competitiveness compared to both domestic and global producers and trading companies, we also sell contract tons, primarily in our sheet operations. Approximately 50% of our sheet sales were to contract customers in 2011 (40% and 30% in 2010 and 2009, respectively), with the balance in the spot market at the prevailing prices at the time of sale. Steel contract sales outside of our sheet operations are not significant. The amount of tons sold to contract customers depends on the overall market conditions at the time, how the end-use customers see the market moving forward, and the strategy that Nucor management believes is appropriate to the upcoming period. Nucor management considerations include maintaining an appropriate balance of spot and contract tons based on market projections and appropriately supporting our diversified customer base. The percentage of tons that is placed under contract also depends on the overall market dynamics and customer negotiations. In years of strengthening demand, we typically see an increase in the percentage of sheet sales sold under contract as our customers have an expectation that transaction prices will rapidly rise and available capacity will quickly be sold out. To mitigate this risk, customers prefer to enter into contracts in order to obtain committed volumes of supply from the mills. Our contracts include a method of adjusting prices on a periodic basis to reflect changes in the market pricing for steel and/or scrap. Market indices for steel generally trend with scrap pricing changes. Since the selling price adjustments are not immediate, however, there will always be a timing difference between changes in the prices we pay for raw materials and the adjustments we make to our contract selling prices. Generally, in periods of increasing scrap prices, we experience a short-term margin contraction on contract tons. Conversely, in periods of decreasing scrap prices, we typically experience a short-term margin expansion. Contract sales typically have terms ranging from six to twelve months.

Another significant uncertainty we face is the cost of energy. The availability and prices of electricity and natural gas are influenced today by many factors including changes in supply and demand, advances in drilling technology and, increasingly, by changes in public policy relating to energy production and use. Proposed regulation of greenhouse gas emissions from new and refurbished power plants could increase our cost of electricity in future years, particularly if they are adopted in a form that requires deep reductions in greenhouse gas emissions. Adopting these regulations in an onerous form could lead to foreign producers that are not affected by them gaining a competitive advantage over us. We are monitoring these regulatory developments closely and will seek to educate public policy makers during the adoption process about their potential impact on our business.

OUR STRENGTHS AND OPPORTUNITIES

We are North America’s most diversified steel producer. As a result, our short-term performance is not tied to any one market. The pie chart below shows the diversity of our product mix by total tons sold to outside customers in 2011.

Our highly variable cost structure, combined with our financial strength and liquidity, has allowed us to succeed in cyclical severely depressed steel industry market conditions in the past. In such times, our incentive-based pay system reduces our payroll costs, both hourly and salary, which helps to offset lower selling prices. Our pay-for-performance system that is closely tied to our levels of production also allows us to keep our work force intact and to continue operating our facilities when some of our competitors with greater fixed costs are forced to shut down some of their facilities. Because we use electric arc furnaces to produce our steel, we can easily vary our production levels to match short-term changes in demand, unlike our integrated competitors. We believe these strengths have given us opportunities to gain market share during such times.

EVALUATING OUR OPERATING PERFORMANCE

We report our results of operations in three segments: steel mills, steel products and raw materials. Most of the steel we produce in our mills is sold to outside customers, but a significant percentage is used internally.

We begin measuring our performance by comparing our net sales, both in total and by individual segment, during a reporting period to our net sales in the corresponding period in the prior year. In doing so, we focus on changes in and the reasons for such changes in the two key variables that have the greatest influence on our net sales, average sales price per ton and total tons shipped to outside customers.

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

Another factor affecting our gross margins in any given period is the application of the LIFO method of accounting to a substantial portion of our inventory (47% of total inventories as of December 31, 2011). LIFO charges or credits for interim periods are based on management’s interim period-end estimates, after considering current and anticipated market conditions, of both inventory costs and quantities at fiscal year end. The actual year end amounts of inventory costs and/or quantities may differ significantly from these estimated interim amounts. Annual LIFO charges or credits are largely based on the relative changes in cost and quantities year over year, primarily with raw material inventory in the steel mills segment.

Because we are such a large user of energy, material changes in energy costs per ton can also significantly affect our gross margins. Lower energy costs per ton increase our gross margins. Generally, our energy costs per ton are lower when the average utilization rates of all operating facilities in our steel mills segment are higher.

Changes in marketing, administrative and other expenses, particularly freight and profit sharing costs, can also have a material effect on our results of operations for a reporting period. Profit sharing costs vary significantly from period to period as they are based upon changes in our pre-tax earnings and are a reflection of our pay-for-performance system that is closely tied to our levels of production.

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

COMPARISON OF 2011 TO 2010

RESULTS OF OPERATIONS

NET SALES

Net sales to external customers by segment for 2011 and 2010 were as follows:

			(in thousands	)
Year Ended December 31,	2011	2010	% Change
Steel mills	$13,960,245	$10,860,760	29%
Steel products	3,431,490	2,831,209	21%
Raw materials	2,128,391	1,814,329	17%
All other	503,438	338,329	49%

Total net sales to external customers	$20,023,564	$15,844,627	26%

Net sales for 2011 increased 26% from the prior year. The average sales price per ton increased 21% from $720 in 2010 to $869 in 2011, while total tons shipped to outside customers increased 5%. The average sales price per ton of $850 in the fourth quarter of 2011 decreased 6% from $908 in the third quarter of 2011 due to lower average sales price per ton in our steel mills.

In the steel mills segment, production and sales tons were as follows:

			(in thousands	)
Year Ended December 31,	2011	2010	% Change
Steel production	19,561	18,258	7%
Outside steel shipments	16,796	15,821	6%
Inside steel shipments	3,329	2,752	21%
Total steel shipments	20,125	18,573	8%

Net sales to external customers in the steel mills segment increased 29% due to a 6% increase in tons sold to outside customers and a 21% increase in the average sales price per ton from $689 in 2010 to $832 in 2011. Total production levels at the steel mills increased 7% due to an increase in outside shipments as well as an increase of more than 500,000 tons supplied to other Nucor businesses.

While average selling prices increased from the prior year, the average sales price per ton declined during the last three quarters of 2011. The average sales price per ton in the fourth quarter of 2011 was $806, a decrease of 10% from $891 in the second quarter of 2011. The most significant decreases in average selling prices were for our sheet and plate products, which were impacted by increased domestic capacity and imports in the second half of the year. The erosion in the selling prices of our sheet and plate products has been cushioned by greater stability in the selling prices of our other steel mill products. Residential and nonresidential construction markets continue to suffer from recessionary levels of demand and have shown only small improvement. Markets such as automotive, energy, heavy equipment and general manufacturing have continued to experience improvement in demand.

Tonnage data for the steel products segment is as follows:

			(in thousands	)
Year Ended December 31,	2011	2010	% Change
Joist production	288	276	4%
Deck sales	312	306	2%
Cold finished sales	494	462	7%
Fabricated concrete reinforcing steel sales	1,074	981	9%

Net sales to external customers in the steel products segment increased 21% over 2010 due to a 7% increase in tons sold to outside customers and a 13% increase in the average sales price per ton from $1,194 to $1,355. While pricing of joists, deck, cold finished bar products, and rebar fabricated products improved over the prior year, sales in the steel products segment remain depressed due to the low levels of demand in the nonresidential construction market. Net sales to external customers decreased 10% in the fourth quarter of 2011 from the third quarter because of typical seasonality in the nonresidential construction market.

Though volumes have decreased each quarter in 2011, average sales prices of cold finished bar products were 7% higher in the fourth quarter of 2011 compared to the first quarter. Sales of cold finished bar products contributed most significantly to the year-over-year increases in volumes and prices due to improved demand in heavy equipment and transportation markets.

Sales for the raw materials segment increased 17% over 2010 primarily due to increased prices. Approximately 86% of outside sales in the raw materials segment in 2011 were from brokerage operations of DJJ and approximately 13% of the outside sales were from the scrap processing facilities (88% and 12%, respectively, in 2010).

The “All other” category includes Nucor’s steel trading businesses. The year-over-year increases in sales are due to increases in both volume and price.

GROSS MARGIN

In 2011, Nucor recorded gross margins of $1.95 billion (10%) compared with $843.7 million (5%) in 2010. The year-over-year dollar and percentage gross margin increases were primarily the result of the 21% increase in the average sales price per ton and the 5% increase in tons shipped to outside customers. Additionally, gross margins were impacted by the following factors:

•	In the steel mills segment, while the average scrap and scrap substitute cost per ton used increased 25% from $351 in 2010 to $439 in 2011, metal margins for the full year 2011 also increased and were at their highest level since 2008. This metal margin expansion was consistent with our historical experience of rising scrap prices leading, after a short lag, to higher metal margins.

While scrap costs and metal margins increased year over year, a decrease in scrap costs at the beginning of the fourth quarter was accompanied by a decrease in metal margins. This declining trend in steel margins appears to have bottomed out overall, as December was our most profitable month in the fourth quarter. The trend is more positive at the bar mills and beam mills, where margins per ton improved in the fourth quarter compared with the third quarter of 2011. Margins at our plate and sheet mills continued to be impacted by higher import levels that began in the second quarter of 2011 and new domestic sheet mill supply. Selling prices have recently trended up for both our plate and sheet steel mills while scrap prices have been flat to slightly down.

Scrap prices are driven by changes in global supply and demand. While monthly scrap prices remained volatile in 2011, the quarterly average cost was less volatile and remained at higher levels than in 2010. In 2012, we expect quarterly scrap prices and the level of volatility to be more consistent with that experienced in 2011.

•

Nucor’s gross margins are significantly impacted by the application of the LIFO method of accounting. LIFO charges or credits are largely based on the relative changes in cost and quantities year over year, primarily within raw material inventory in the steel mills segment. The average scrap and scrap substitute cost per ton in ending inventory within our steel mills segment at December 31, 2011 increased 12% as compared with December 31, 2010, while quantities included in ending inventory also increased. As a result of these factors, Nucor incurred a LIFO charge of

$142.8 million in 2011 (a LIFO charge of $164.0 million in 2010). The increases in cost per ton and quantities were driven by increases in the demand for steel and the related raw materials.

•	Pre-operating and start-up costs of new facilities decreased to $97.1 million in 2011, compared with $174.8 million in 2010. The decrease in pre-operating and start-up costs was due to several projects coming out of start-up, including the SBQ mill in Memphis, Tennessee, the wire rod products mill in Kingman, Arizona, and the galvanizing line in Decatur, Alabama. Nucor defines pre-operating and start-up costs, all of which are expensed, as the losses attributable to facilities or major projects that are either under construction or in the early stages of operation. Once these facilities or projects have attained a utilization rate that is consistent with our similar operating facilities, they are no longer considered by Nucor to be in start-up.

•	Total energy costs increased $1 per ton from 2010 to 2011 due primarily to higher electricity unit costs. Due to the efficiency of Nucor’s steel mills, energy costs remained less than 6% of the sales dollar in 2011 and 2010.

•	Gross margins were impacted in the fourth quarter of 2011 by a non-cash gain of $29.0 million as a result of the correction of an actuarial calculation related to the medical plan covering certain eligible early retirees.

MARKETING, ADMINISTRATIVE AND OTHER EXPENSES

Two major components of marketing, administrative and other expenses are freight and profit sharing costs. Although freight costs increased 3% over the prior year, unit freight costs increased only 1%. Higher fuel prices were partially offset by efficiencies created by increased shipments. Profit sharing costs, which are based upon and fluctuate with pre-tax earnings, increased more than fivefold from 2010 to 2011 due to the Company’s increased profitability in 2011. In 2011, profit sharing costs consisted of $117.7 million of contributions, including the Company’s matching contribution, made to the Company’s Profit Sharing and Retirement Savings Plan for qualified employees ($22.1 million in 2010). Other bonus costs also fluctuate based on Nucor’s achievement of certain financial performance goals, including comparisons of Nucor’s financial performance to peers in the steel industry and other companies. Stock-based compensation included in marketing, administrative and other expenses increased 56% to $24.7 million in 2011 compared with $15.8 million in 2010 and includes costs associated with vesting of stock awards granted in prior years.

In 2011, marketing, administrative, and other expenses included a charge of $13.9 million for the impairment of a dust recycling project. In 2010, Nucor and its joint venture partners agreed to permanently close the HIsmelt plant in Kwinana, Western Australia. Nucor has a 25% interest in the joint venture that will be terminated. Nucor recorded a pre-tax charge of $10.0 million in 2010 for our share of the estimated closure costs.

EQUITY IN LOSSES OF UNCONSOLIDATED AFFILIATES

Nucor incurred equity method investment losses of $10.0 million and $32.1 million in 2011 and 2010, respectively. Included in equity method losses is amortization expense associated with the purchase of equity method investments. The decrease in the equity method investment losses is primarily attributable to decreased losses incurred at the HIsmelt joint venture that was closed in late 2010 and to increased earnings generated by NuMit LLC, of which Nucor acquired a 50% interest in the second quarter of 2010. The markets served by Duferdofin Nucor continue to be negatively affected by the global economic recession and lower-priced imports from foreign steel producers receiving government subsidies. Equity in earnings of unconsolidated affiliates was $4.1 million in the fourth quarter of 2011 compared with losses of $0.6 million in the fourth quarter of 2010 and $11.2 million in the third quarter of 2011. The increase in equity method earnings for the fourth quarter of 2011 is due to the reversal of a deferred tax asset valuation allowance of $7.1 million related to the Duferdofin Nucor joint venture’s Italian net operating loss carryforward. This valuation allowance was recorded in the third quarter of 2011 and reversed in the fourth quarter as a result of changes in Italian tax regulations in December 2011.

INTEREST EXPENSE (INCOME)

Net interest expense is detailed below:

		(in thousands	)
Year Ended December 31,	2011	2010
Interest expense	$178,812	$161,140
Interest income	(12,718)	(8,047)
Interest expense, net	$166,094	$153,093

The 11% increase in gross interest expense over 2010 is attributable to a 29% increase in average debt outstanding, partially offset by a 14% decrease in the average interest rate. Gross interest income increased 58% due to a 76% increase in average investments, partially offset by a 16% decrease in the average interest rate earned on investments.

EARNINGS BEFORE INCOME TAXES AND NONCONTROLLING INTERESTS

Earnings before income taxes and noncontrolling interests by segment for 2011 and 2010 are as follows:

		(in thousands	)
Year Ended December 31,	2011	2010
Steel mills	$1,703,933	$778,946
Steel products	(60,282)	(173,433)
Raw materials	150,029	106,317
All other	4,296	4,344
Corporate/eliminations	(546,164)	(449,059)
Earnings before income taxes and noncontrolling interests	$1,251,812	$267,115

Earnings before income taxes and noncontrolling interests in the steel mills segment for 2011 more than doubled over 2010 because of increased utilization rates, increased sales prices and metal margins, decreased pre-operating and start-up costs and decreased losses from unconsolidated affiliates. Nucor benefited from our diversified product mix in 2011, in which our sheet, bar, plate and beam mills all improved their profitability compared to 2010. Our plate and bar mills had the largest increases in profitability, while our sheet and beam mills also contributed solid profitability growth.

Loss before income taxes and noncontrolling interests in the steel products segment in 2011 decreased from 2010. The strongest performer in the steel products segment continues to be the cold finished business due to improved demand in the heavy equipment and transportation markets. Our downstream fabricated construction products continued to operate in very depressed markets; however, we are seeing small but encouraging signs of improvement in our construction products business.

The profitability of our raw materials segment, particularly DJJ, increased over 2010 as higher selling prices in the scrap market allowed for margin enhancement.

NONCONTROLLING INTERESTS

Noncontrolling interests represent the income attributable to the minority interest partners of Nucor’s joint ventures, primarily Nucor-Yamato Steel Company (NYS) and Barker Steel Company, Inc., of which Nucor owns 51% and 90%, respectively. The 15% increase in earnings attributable to noncontrolling interests was primarily attributable to the increased earnings of NYS, which were due to improvements in the structural steel market. Under the NYS limited partnership agreement, the minimum amount of cash to be distributed each year to the partners is the amount needed by each partner to pay applicable U.S. federal and state income taxes.

PROVISION FOR INCOME TAXES

The effective tax rate in 2011 was 31.2% compared with 22.8% in 2010. The change in the rate between 2010 and 2011 was primarily due to the changes in relative proportions of net earnings attributable to noncontrolling interests, state income tax benefit and foreign tax benefit to total pre-tax earnings. Nucor has concluded U.S. federal income tax matters for years through 2006. The 2008 through 2011 tax years are open to examination by the Internal Revenue Service. The years 2004 and 2007 are open to the extent net operating losses were carried back. The Canada Revenue Agency has completed an audit examination for the periods 2006 to 2008 for Harris Steel Group Inc. and subsidiaries with immaterial adjustments to the income tax returns. The tax years 2008 through 2011 remain open to examination by other major taxing jurisdictions to which Nucor is subject (primarily Canada and other state and local jurisdictions).

NET EARNINGS AND RETURN ON EQUITY

Nucor reported net earnings of $778.2 million, or $2.45 per diluted share, in 2011 compared to net earnings of $134.1 million, or $0.42 per diluted share, in 2010. Net earnings attributable to Nucor stockholders as a percentage of net sales were 4% in 2011 and 1% in 2010. Return on average stockholders’ equity was 11% and 2% in 2011 and 2010, respectively.

COMPARISON OF 2010 TO 2009

RESULTS OF OPERATIONS

NET SALES

Net sales to external customers by segment for 2010 and 2009 were as follows:

			(in thousands	)
Year Ended December 31,	2010	2009	% Change
Steel mills	$10,860,760	$7,159,512	52%
Steel products	2,831,209	2,691,322	5%
Raw materials	1,814,329	1,076,964	68%
All other	338,329	262,498	29%
Total net sales to external customers	$15,844,627	$11,190,296	42%

Net sales for 2010 increased 42% from the prior year. The average sales price per ton increased 13% from $637 in 2009 to $720 in 2010, while total tons shipped to outside customers increased 25%.

In the steel mills segment, production and sales tons were as follows:

			(in thousands	)
Year Ended December 31,	2010	2009	% Change
Steel production	18,258	13,998	30%
Outside steel shipments	15,821	12,075	31%
Inside steel shipments	2,752	1,961	40%
Total steel shipments	18,573	14,036	32%

28
XX

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

GROSS MARGIN

In 2010, Nucor recorded gross margins of $843.7 million (5%) compared with $154.4 million (1%) in 2009. The year-over-year dollar and gross margin increases were the result of the 25% increase in total shipments to outside customers and the 13% increase in average selling price per ton. Additionally, gross margins were impacted by the following factors:

•	In the steel mills segment, the average scrap and scrap substitute cost per ton used increased 16% from $303 in 2009 to $351 in 2010; however, metal margin dollars also increased. The results of the first nine months of 2009 include a substantially greater burden than 2010 from the accelerated consumption of high-cost pig iron inventories, primarily at our sheet mills. These inventories were purchased prior to the collapse of both the economy and scrap/pig iron pricing in the fourth quarter of 2008. The consumption of the high-cost pig iron inventories was completed by the close of the third quarter of 2009 but had a negative impact of approximately $420 million on the 2009 gross margin.

•	The average scrap and scrap substitute cost per ton in ending inventory within our steel mills segment at December 31, 2010 increased 32% as compared with December 31, 2009. At December 31, 2010, the tons on hand of inventory held at locations that value inventory using the LIFO method of accounting decreased from December 31, 2009, causing a liquidation of LIFO inventory layers in 2010. However, the increases in costs that we experienced more than offset the reduction in tons, and the net result was a LIFO charge of $164.0 million in 2010 (a LIFO credit of $466.9 million in 2009). The increase in cost per ton was driven by increases in the demand for steel and the related raw materials, while the decrease in tons on hand resulted from the Company’s working capital management efforts.

•	Pre-operating and start-up costs of new facilities increased to $174.8 million in 2010, compared with $160.0 million in 2009. In 2010, these costs primarily related to the Memphis SBQ mill and the Decatur galvanizing line. In 2009, these costs primarily related to the start-up of the SBQ mill, the construction and start-up of the galvanizing line, the Louisiana ironmaking facility and the Castrip project in Blytheville, Arkansas.

•	Total energy costs decreased $3 per ton from 2009 to 2010 due primarily to increased utilization rates across all product lines.

MARKETING, ADMINISTRATIVE AND OTHER EXPENSES

Total freight costs increased 10% from 2009 to 2010, while unit freight costs increased only 4%. Higher fuel costs were partially offset by efficiencies created by increased shipments. Profit sharing costs more than doubled from 2009 to 2010 because of our return to profitability after a net loss in 2009. In 2010, profit sharing costs primarily consisted of $22.1 million of contributions made to the Company’s Profit Sharing and Retirement Savings Plan for qualified employees (including the Company’s matching contribution). In 2009, profit sharing costs primarily consisted of $9.6 million of matching contributions. Stock-based compensation included in marketing, administrative and other expenses decreased 19% to $15.8 million in 2010 compared with $19.5 million in 2009.

In 2010, Nucor recorded a pre-tax charge of $10.0 million for our share of the estimated closure costs of the HIsmelt facility.

EQUITY IN LOSSES OF UNCONSOLIDATED AFFILIATES

Nucor incurred equity method investment losses of $32.1 million and $82.3 million in 2010 and 2009, respectively. The decrease in the equity method investment losses is primarily due to decreased losses at Duferdofin Nucor S.r.l., which included a pre-tax charge to write down inventories to the lower of cost or market of $46.8 million in 2009 (none in 2010).

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

EARNINGS (LOSS) BEFORE INCOME TAXES AND NONCONTROLLING INTERESTS

Earnings (loss) before income taxes and noncontrolling interests by segment for 2010 and 2009 are as follows:

	(in thousands)
Year Ended December 31,	2010	2009
Steel mills	$778,946	$(350,372)
Steel products	(173,433)	(112,800)
Raw materials	106,317	(76,965)
All other	4,344	(14,130)
Corporate/eliminations	(449,059)	140,289

Earnings (loss) before income taxes and noncontrolling interests	$267,115	$(413,978)

Earnings before income taxes and noncontrolling interests increased primarily due to increases in average sales price per ton, tons shipped to outside customers and metal margins in 2010 as compared to 2009.

In the steel mills segment, we were able to significantly raise mill selling prices in response to rising raw material costs and some improvement in end-use demand. The average utilization rate in our steel mills was 70% in 2010, compared with a historically low average utilization rate of 54% in 2009.

In the steel products segment, the market environment for our fabricated construction products was extremely challenging in 2010 and 2009. Sales of cold finished bar products increased primarily due to improved demand in the heavy equipment and transportation markets. The average utilization rate in the steel products segment was 54% in 2010, compared with a utilization rate of 49% in 2009.

Increases in selling prices for scrap contributed to the increase in earnings before income taxes and noncontrolling interests in the raw materials segment in 2010 compared with 2009. The average utilization rate in the raw materials segment was 69% in 2010, compared with a utilization rate of 53% in 2009.

NONCONTROLLING INTERESTS

The 28% increase in earnings attributable to noncontrolling interests was primarily attributable to the increased earnings of NYS, which were due to improvements in the structural steel market. In 2009, the amount of cash distributed to noncontrolling interest holders exceeded the earnings attributable to noncontrolling interests based on mutual agreement of the general partners; however, the cumulative amount of cash distributed to partners was less than the cumulative net earnings of the partnership.

30
XX

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

In the fourth quarter of 2011, Nucor increased its revolving credit facility to $1.5 billion and extended the maturity date to December 2016. The revolving credit facility was undrawn and we had no commercial paper outstanding at December 31, 2011. We believe our financial strength is a key strategic advantage among domestic steel producers, particularly during recessionary business cycles. We currently carry the highest credit ratings of any metals and mining company in North America with an A rating from Standard & Poor’s and an A2 rating from Moody’s. Based upon these ratings, we expect to continue to have adequate access to the capital markets at a reasonable cost of funds for liquidity purposes when needed. Our credit ratings are dependent, however, upon a number of factors, both qualitative and quantitative, and are subject to change at any time. The disclosure of our credit ratings is made in order to enhance investors’ understanding of our sources of liquidity and the impact of our credit ratings on our cost of funds.

Nucor’s cash and cash equivalents and short-term investments position remains robust at $2.56 billion as of December 31, 2011, and an additional $585.8 million of restricted cash and investments is available for use in the construction of the DRI facility in Louisiana. Approximately $181.3 million and $189.7 million of the cash and cash equivalents position at December 31, 2011 and December 31, 2010, respectively, was held by our majority-owned joint ventures.

Selected Measures of Liquidity and Capital Resources:

		(in thousands)
December 31,	2011	2010
Cash and cash equivalents	$1,200,645	$1,325,406
Short-term investments	$1,362,641	$1,153,623
Restricted cash and investments	$585,833	$ 598,482
Working capital	$4,312,022	$4,356,737
Current ratio	2.8	3.9

The current ratio decreased from 3.9 at December 31, 2010 to 2.8 at December 31, 2011. Contributing to the decrease in the current ratio was the reclassification to a current liability of $650 million of long-term debt that matures in the second half of 2012. Accounts receivable and inventories increased 19% and 28%, respectively, since 2010, while net sales in the fourth quarter increased 25% from the prior year fourth quarter. The increases in accounts receivable and inventories are due to higher sales prices and the increased cost of raw materials in the current year as compared with the fourth quarter of 2010, combined with increased volumes. In 2011, total accounts receivable turned approximately monthly and inventories turned approximately every five weeks. These turnover rates are comparable to Nucor’s historical performance, in contrast to the slower rates experienced in 2009. The current ratio was also impacted by the 61% increase in salaries, wages and related accruals, which was attributable to higher profit sharing and bonus costs driven by our increase in profitability.

Funds provided by operations, cash and cash equivalents, short-term investments and new borrowings under existing credit facilities are expected to be adequate to pay maturing debt and to meet future capital expenditure and working capital requirements for existing operations for at least the next 24 months.

We have a simple capital structure and do not have off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities that we believe could have a material impact on our financial condition or liquidity.

OPERATING ACTIVITIES

Nucor generated cash provided by operating activities of $1.03 billion in 2011 compared with $873.4 million in 2010, an increase of 18%. The increase in net earnings over the prior year was offset by changes in operating assets and liabilities of ($535.9) million in 2011 compared with ($128.9) million in 2010. The funding of working capital increased over the prior year due to higher levels of operations in 2011 and increases in the costs of raw materials and selling prices.

INVESTING ACTIVITIES

Our business is capital intensive; therefore, cash used in investing activities represents capital expenditures for new facilities, the expansion and upgrading of existing facilities, and the acquisition of other companies. Nucor invested $440.5 million in new facilities (exclusive of acquisitions) and expansion or upgrading of existing facilities in 2011 compared with $345.3 million in 2010, an increase of 28%. Nucor’s capital investment and maintenance practices give us the flexibility to reduce our current spending on our facilities to lower levels during severely depressed market conditions such as we experienced in recent years.

Additionally, the cash used in investing activities includes investments in joint ventures and purchases of and proceeds from the sale of investments. In 2010, cash used in investing activities included the acquisition of a 50% interest in NuMit LLC for $221.3 million and the investment of funds received from the issuance of approximately $1.2 billion in long-term debt. These two investing activities account for the majority of the decrease from 2010 to 2011.

FINANCING ACTIVITIES

Cash used in financing activities was $495.0 million in 2011 compared with cash provided by financing activities of $691.8 million in 2010. In September 2010, Nucor issued $600.0 million of 4.125% unsecured notes due in 2022 for general corporate purposes, including repayment of debt. In November 2010, Nucor issued $600.0 million in 30-year variable rate Gulf Opportunity Zone bonds to partially fund the construction of the DRI facility in Louisiana.

In 2011, Nucor increased its quarterly base dividend resulting in dividends paid of $461.5 million ($457.3 million in 2010).

Although there were no repurchases in 2010 or 2011, approximately 27.2 million shares remain authorized for repurchase under the Company’s stock repurchase program.

Our credit facility includes only one financial covenant, which is a limit of 60% on the ratio of funded debt to total capitalization. In addition, the credit facility contains customary non-financial covenants, including a limit on Nucor’s ability to pledge the Company’s assets and a limit on consolidations, mergers and sales of assets. Our funded debt to total capital ratio was 36% and 37% at year-end 2011 and 2010, respectively, and we were in compliance with all other covenants under our credit facility.

MARKET RISK

Nucor’s largest exposure to market risk is in our steel mills and steel products segments. Our utilization rates for the steel mills and steel products facilities for the fourth quarter of 2011 were 71% and 55%, respectively. A significant portion of our steel and steel products segments’ sales are in the commercial, industrial and municipal construction markets, which continue to be depressed. Our largest single customer in 2011 represented approximately 5% of sales and consistently pays within terms. We have only a small exposure to the U.S. automotive industry. In the raw materials segment, we are exposed to price fluctuations related to the purchase of scrap steel and iron ore. Our exposure to market risk is mitigated by the fact that our steel mills use a significant portion of the products of this segment.

The majority of Nucor’s tax-exempt industrial revenue bonds (IDRBs), including the Gulf Opportunity Zone bonds, have variable interest rates that are adjusted weekly, with the rate of one IDRB adjusted annually. These IDRBs represent 24% of Nucor’s long-term debt outstanding at December 31, 2011. The remaining 76% of Nucor’s long-term debt is at fixed rates. Future changes in interest rates are not expected to significantly impact earnings. From time to time, Nucor makes use of interest rate swaps to manage interest rate risk. As of December 31, 2011, there were no such contracts outstanding. Nucor’s investment practice is to invest in securities that are highly liquid with short maturities. As a result, we do not expect changes in interest rates to have a significant impact on the value of our investment securities.

32
XX

Nucor also uses derivative financial instruments from time to time to partially manage its exposure to price risk related to natural gas purchases used in the production process as well as scrap, copper and aluminum purchased for resale to its customers. In addition, Nucor uses forward foreign exchange contracts from time to time to hedge cash flows associated with certain assets and liabilities, firm commitments and anticipated transactions. Nucor generally does not enter into derivative instruments for any purpose other than hedging the cash flows associated with specific volumes of commodities that will be purchased and processed in future periods and hedging the exposures related to changes in the fair value of outstanding fixed rate debt instruments and foreign currency transactions. Nucor recognizes all derivative instruments in the consolidated balance sheets at fair value. The Company is exposed to foreign currency risk through its operations in Canada, Europe, Trinidad and Australia. We periodically use derivative contracts to mitigate the risk of currency fluctuations.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following table sets forth our contractual obligations and other commercial commitments as of December 31, 2011 for the periods presented:

	000000000000	000000000000	000000000000	000000000000	000000000000
					(in thousands)
	Payments Due By Period
Contractual Obligations	Total	2012	2013 - 2014	2015 - 2016	2017 and thereafter
Long-term debt	$ 4,280,200	$ 650,000	$ 253,300	$16,300	$3,360,600
Estimated interest on long-term debt(1)	1,817,559	170,825	268,739	263,313	1,114,682
Operating leases	84,618	23,754	31,612	15,806	13,446
Raw material purchase commitments(2)	6,814,363	1,458,362	2,015,172	2,114,035	1,226,794
Utility purchase commitments(2)	981,823	207,685	178,362	106,734	489,042
Other unconditional purchase obligations(3)	943,404	407,083	227,804	236,194	72,323
Other long-term obligations(4)	337,203	162,986	52,952	12,271	108,994
Total contractual obligations	$15,259,170	$3,080,695	$3,027,941	$2,764,653	$6,385,881

(1)	Interest is estimated using applicable rates at December 31, 2011 for Nucor’s outstanding fixed and variable rate debt.
(2)	Nucor enters into contracts for the purchase of scrap and scrap substitutes, iron ore, electricity, natural gas and other raw materials and related services. These contracts include multi-year commitments and minimum annual purchase requirements and are valued at prices in effect on December 31, 2011, or according to the contract language. These contracts are part of normal operations and are reflected in historical operating cash flow trends. We do not believe such commitments will adversely affect our liquidity position.
(3)	Purchase obligations include commitments for capital expenditures on operating machinery and equipment and payments related to the working interest natural gas drilling program.
(4)	Other long-term obligations include amounts associated with Nucor’s early-retiree medical benefits, management compensation and guarantees.
Note:	In addition to the amounts shown in the table above, $80.9 million of unrecognized tax benefits have been recorded as liabilities, and we are uncertain as to if or when such amounts may be settled. Related to these unrecognized tax benefits, we have also recorded a liability for potential penalties and interest of $34.3 million at December 31, 2011.

DIVIDENDS

Nucor has increased its base cash dividend every year since it began paying dividends in 1973. Nucor paid dividends of $1.45 per share in 2011 compared with $1.44 per share in 2010. In December 2011, the board of directors increased the base quarterly dividend to $0.365 per share. The base quarterly dividend has more than tripled since the end of 2007. In February 2012, the board of directors declared Nucor’s 156th consecutive quarterly cash dividend of $0.365 per share payable on May 11, 2012 to stockholders of record on March 30, 2012.

OUTLOOK

In 2012, we expect to see a continued, albeit slow, growth in sales and earnings. This expected growth will occur in a U.S. economy burdened by a challenging regulatory and overall business environment. Uncertainties in Europe’s financial sector will almost certainly affect both global and domestic growth in 2012. Utilization rates, which improved slightly during 2011, have continued at a similar pace in early 2012 and we expect the trend to continue as we progress through the first quarter. In addition, recent price increases for all steel mill products are expected to have a positive impact on earnings in the first quarter. This positive trend in earnings is expected to continue as we head into the second quarter. We are therefore cautiously optimistic regarding first half volume, pricing and profitability. We believe several end-use markets, such as automotive, heavy equipment, energy and general manufacturing, are experiencing some real demand improvement that will continue throughout 2012. However, the effect of this improvement in demand on our operating rates will be challenged by recent increases in domestic sheet steel capacity as well as continued increases in imported steel. We also expect quarterly average scrap prices in 2012 to remain at higher levels similar to 2011. The most challenging markets for our products continue to be those associated with residential and nonresidential construction.

We have continued to rely on our strong cash from operations and liquidity to support investments in our facilities that will prepare us for increased profitability as we eventually enter into more favorable market conditions. In 2012, we will continue to allocate capital to investments that build our long-term earnings power. Capital expenditures are currently projected to be approximately $1.0 billion in 2012, more than double the levels of 2009 and 2010. Included in this total are expenditures for our Louisiana DRI plant, our natural gas working interest program, our planned capacity expansion in SBQ steel as well as other investments in our core operations to expand our product offerings and keep them state-of-the-art and globally competitive.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year end, and the reported amount of revenues and expenses during the year. On an ongoing basis, we evaluate our estimates, including those related to the valuation allowances for receivables, the carrying value of non-current assets, reserves for environmental obligations, and income taxes. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Accordingly, actual costs could differ materially from these estimates under different assumptions or conditions.

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

Certain long-lived asset groupings were tested for impairment during the fourth quarter of 2011. Undiscounted cash flows for each asset grouping were estimated using management’s long-range estimates of market conditions associated with each asset grouping over the estimated useful life of the principal asset within the group. Our undiscounted cash flow analysis indicated that those long-lived asset groupings were recoverable as of December 31, 2011; however, if our projected cash flows are not realized, either because of an extended recessionary period or other unforeseen events, impairment charges may be required in future periods. A 5% decrease in the projected cash flows of each of our asset groupings would not result in an impairment.

34
XX

GOODWILL

Goodwill is tested annually for impairment and whenever events or circumstances change that would make it more likely than not that an impairment may have occurred. We perform our annual impairment analysis as of the first day of the fourth quarter each year. The evaluation of impairment involves comparing the current estimated fair value of each reporting unit with the recorded value, including goodwill.

When appropriate, Nucor performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For certain reporting units it is necessary to perform a quantitative analysis. In these instances, a discounted cash flow model is used to determine the current estimated fair value of these reporting units. Key assumptions used to determine the fair value of each reporting unit as part of our annual testing (and any required interim testing) include: (a) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, costs to produce and estimated capital needs); (b) an estimated terminal value using a terminal year growth rate based on the growth prospects of the reporting unit; (c) a discount rate based on management’s best estimate of the after-tax weighted average cost of capital; and (d) a probability-weighted scenario approach by which varying cash flows are assigned to certain scenarios based on the likelihood of occurrence. Management considers historical and anticipated future results, general economic and market conditions, the impact of planned business and operational strategies and all available information at the time the fair values of its reporting units are estimated.

Our fourth quarter 2011 annual goodwill impairment analysis did not result in an impairment charge. The excess of fair value over carrying value for the majority of our reporting units improved from 2010 levels. Accordingly, management does not currently believe that future impairment of these reporting units is probable. However, the performance of certain businesses that comprise our reporting units requires continued improvement. A 50 basis point increase in the discount rate, a critical assumption in which a minor change can have a significant impact on the estimated fair value, would not result in an impairment charge.

Nucor will continue to monitor operating results within all reporting units throughout the upcoming year in an effort to determine if events and circumstances warrant further interim impairment testing. Otherwise, all reporting units will again be subject to the required annual impairment test during our fourth quarter of 2012. Changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future operating cash flows and discount rate, could decrease the estimated fair value of our reporting units in the future and could result in an impairment of goodwill.

EQUITY METHOD INVESTMENTS

Investments in joint ventures in which Nucor shares control over the financial and operating decisions but in which Nucor is not the primary beneficiary are accounted for under the equity method. Each of the Company’s equity method investments is subject to a review for impairment if, and when, circumstances indicate that the fair value of our investment could be less than carrying value. If the results of the review indicate a decline in the carrying value of our investment and that decline is other than temporary, the Company would write down the investment to its estimated fair value. An other than temporary decline in carrying value is determined to have occurred when, in management’s judgment, a decline in fair value below carrying value is of such length of time and/or severity that it is considered permanent.

As a result of the significant decline in the global demand for steel and the losses incurred in the investment during 2010 and 2011, we evaluated our investment in Duferdofin Nucor during the fourth quarter of 2011. Nucor determined the estimated fair value of our investment in Duferdofin Nucor using a discounted cash flow model based on a weighted-average of multiple discounted cash flow scenarios. The discounted cash flow scenarios require the use of unobservable inputs, including assumptions of projected revenues (including product volume, product mix and average selling prices), raw material costs and other production expenses, capital spending and other costs, as well as a discount rate. Estimates of projected revenues, expenses, capital spending and other costs are developed by Duferdofin Nucor and Nucor using historical data and available market data. Based on our analysis, the estimated fair value of our investment in Duferdofin Nucor approximated carrying value as of December 31, 2011. As a result, we did not have an other-than-temporary impairment of our investment in Duferdofin Nucor in 2011.

We will continue to monitor trends in the global demand for steel, particularly within the European market in which Duferdofin Nucor operates, as well as other general economic and currency matters. It is reasonably possible that based on actual performance in the near term the estimates used in our valuation as of December 31, 2011 could change and result in an impairment of our investment. Changes in management estimates to the unobservable inputs would change the valuation of the investment. The estimates for the projected revenue and discount rate are the assumptions that most significantly affect the fair value determination.

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

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 2 to our consolidated financial statements for a discussion of new accounting pronouncements adopted by Nucor during 2011 and the expected financial impact of accounting pronouncements recently issued or proposed but not yet required to be adopted.

39
FIVE-YEAR FINANCIAL REVIEW

	(dollar and share amounts in thousands, except per share data)
	2011	2010	2009	2008	2007
FOR THE YEAR
Net sales	$20,023,564	$15,844,627	$11,190,296	$23,663,324	$16,592,976
Costs, expenses and other:
Cost of products sold	18,074,967	15,000,962	11,035,903	19,612,283	13,462,927
Marketing, administrative and other expenses	520,648	391,375	351,278	714,064	553,146
Equity in losses of unconsolidated affiliates	10,043	32,082	82,341	36,920	24,618
Impairment of non-current assets	—	—	—	105,183	—
Interest expense, net	166,094	153,093	134,752	90,483	5,469

	18,771,752	15,577,512	11,604,274	20,558,933	14,046,160
Earnings (loss) before income taxes and noncontrolling interests	1,251,812	267,115	(413,978)	3,104,391	2,546,816
Provision for (benefit from) income taxes	390,828	60,792	(176,800)	959,480	781,368

Net earnings (loss)	860,984	206,323	(237,178)	2,144,911	1,765,448
Earnings attributable to noncontrolling interests	82,796	72,231	56,435	313,921	293,501

Net earnings (loss) attributable to Nucor stockholders	778,188	134,092	(293,613)	1,830,990	1,471,947
Net earnings (loss) per share:
Basic	2.45	0.42	(0.94)	5.99	4.96
Diluted	2.45	0.42	(0.94)	5.98	4.94
Dividends declared per share	1.4525	1.4425	1.41	1.91	2.44
Percentage of net earnings (loss) to net sales	3.9%	0.8%	-2.6%	7.7%	8.9%
Return on average stockholders’ equity	10.7%	1.8%	-3.8%	28.1%	29.5%
Capital expenditures	450,627	345,294	390,500	1,018,980	520,353
Acquisitions (net of cash acquired)	3,959	64,788	32,720	1,826,030	1,542,666
Depreciation	522,571	512,147	494,035	479,484	403,172
Sales per employee	974	777	539	1,155	1,085
AT YEAR END
Current assets	$6,708,081	$5,861,175	$5,182,248	$6,397,486	$5,073,249
Current liabilities	2,396,059	1,504,438	1,227,057	1,854,192	1,582,036

Working capital	4,312,022	4,356,737	3,955,191	4,543,294	3,491,213
Cash provided by operating activities	1,032,612	873,404	1,173,194	2,502,063	1,935,306
Current ratio	2.8	3.9	4.2	3.5	3.2
Property, plant and equipment, net	3,755,604	3,852,118	4,013,836	4,131,861	3,232,998
Total assets	14,570,350	13,921,910	12,571,904	13,874,443	9,826,122
Long-term debt (including current maturities)	4,280,200	4,280,200	3,086,200	3,266,600	2,250,300
Percentage of debt to capital(1)	35.7%	36.9%	28.9%	28.3%	29.4%
Total Nucor stockholders’ equity	7,474,885	7,120,070	7,390,526	7,929,204	5,112,917
Per share	23.60	22.55	23.47	25.25	17.75
Shares outstanding	316,749	315,791	314,856	313,977	287,993
Employees	20,800	20,500	20,400	21,700	18,000
(1)	Long-term debt divided by total equity plus long-term debt.

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

Management assessed the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework.

Based on its assessment, management concluded that Nucor’s internal control over financial reporting was effective as of December 31, 2011. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2011, as stated in their report which is included herein.

41
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Nucor Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Nucor Corporation and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP
Charlotte, NC
February 28, 2012

42
CONSOLIDATED BALANCE SHEETS

CONSOLIDATED BALANCE SHEETS		(in thousands)
December 31,	2011	2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 15)	$1,200,645	$1,325,406
Short-term investments (Notes 4 and 15)	1,362,641	1,153,623
Accounts receivable, net (Note 5)	1,710,773	1,439,828
Inventories, net (Note 6)	1,987,257	1,557,574
Other current assets (Notes 10, 14, 15 and 20)	446,765	384,744

Total current assets	6,708,081	5,861,175
PROPERTY, PLANT AND EQUIPMENT, NET (Note 7)	3,755,604	3,852,118
RESTRICTED CASH AND INVESTMENTS (Notes 8 and 15)	585,833	598,482
GOODWILL (Note 9)	1,830,661	1,836,294
OTHER INTANGIBLE ASSETS, NET (Note 9)	784,640	856,125
OTHER ASSETS (Note 10)	905,531	917,716

TOTAL ASSETS	$14,570,350	$13,921,910

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term debt (Notes 12 and 15)	$1,826	$13,328
Long-term debt due within one year (Notes 12 and 15)	650,000	—
Accounts payable (Note 11)	958,645	896,703
Salaries, wages and related accruals (Notes 17 and 18)	333,341	207,168
Accrued expenses and other current liabilities (Notes 11, 14, 15 and 16)	452,247	387,239

Total current liabilities	2,396,059	1,504,438
LONG-TERM DEBT DUE AFTER ONE YEAR (Notes 12 and 15)	3,630,200	4,280,200
DEFERRED CREDITS AND OTHER LIABILITIES (Notes 14, 15, 16, 17, 18 and 20)	837,511	806,578

TOTAL LIABILITIES	6,863,770	6,591,216

COMMITMENTS AND CONTINGENCIES (Notes 6, 14 and 16)
EQUITY
NUCOR STOCKHOLDERS’ EQUITY (Notes 13 and 17):
Common stock (800,000 shares authorized; 376,239 and 375,451 shares issued, respectively)	150,496	150,181
Additional paid-in capital	1,756,534	1,711,518
Retained earnings	7,111,566	6,795,988
Accumulated other comprehensive loss, net of income taxes (Notes 2 and 14)	(38,177)	(27,776)
Treasury stock (59,490 and 59,660 shares, respectively)	(1,505,534)	(1,509,841)

Total Nucor stockholders’ equity	7,474,885	7,120,070
NONCONTROLLING INTERESTS	231,695	210,624

TOTAL EQUITY	7,706,580	7,330,694

TOTAL LIABILITIES AND EQUITY	$14,570,350	$13,921,910

See notes to consolidated financial statements.

43
CONSOLIDATED STATEMENTS OF EARNINGS

CONSOLIDATED STATEMENTS OF EARNINGS	(in thousands, except per share data)
Year Ended December 31,	2011	2010	2009
NET SALES	$20,023,564	$15,844,627	$11,190,296

COSTS, EXPENSES AND OTHER:
Cost of products sold (Notes 14 and 18)	18,074,967	15,000,962	11,035,903
Marketing, administrative and other expenses (Note 10)	520,648	391,375	351,278
Equity in losses of unconsolidated affiliates (Note 10)	10,043	32,082	82,341
Interest expense, net (Note 19)	166,094	153,093	134,752

	18,771,752	15,577,512	11,604,274

EARNINGS (LOSS) BEFORE INCOME TAXES AND NONCONTROLLING INTERESTS	1,251,812	267,115	(413,978)
PROVISION FOR (BENEFIT FROM) INCOME TAXES (Note 20)	390,828	60,792	(176,800)

NET EARNINGS (LOSS)	860,984	206,323	(237,178)
EARNINGS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	82,796	72,231	56,435

NET EARNINGS (LOSS) ATTRIBUTABLE TO NUCOR STOCKHOLDERS	$ 778,188	$ 134,092	$ (293,613)

NET EARNINGS (LOSS) PER SHARE (Note 21):
Basic	$2.45	$0.42	($0.94)
Diluted	$2.45	$0.42	($0.94)

See notes to consolidated financial statements.

44
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY								(in thousands, except per share data)
		COMMON STOCK		ADDITIONAL CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK (AT COST)		TOTAL NUCOR STOCKHOLDERS’ EQUITY	NON- CONTROLLING INTERESTS
	TOTAL	SHARES	AMOUNT				SHARES	AMOUNT
BALANCES, December 31, 2008	$8,256,681	374,069	$149,628	$1,629,981	$7,860,629	$(190,262)	60,092	$(1,520,772)	$7,929,204	$327,477
Comprehensive income:
Net earnings (loss) in 2009	(237,178)				(293,613)				(293,613)	56,435
Net unrealized loss on hedging derivatives, net of income taxes	(48,616)					(48,616)			(48,616)
Reclassification adjustment for loss on settlement of hedging derivatives included in net loss, net of income taxes	40,543					40,543			40,543
Foreign currency translation gain, net of income taxes	155,285					155,201			155,201	84
Adjustment to early retiree medical plan, net of income taxes	2,078					2,078			2,078

Total comprehensive income (loss)	(87,888)								(144,407)	56,519
Stock options exercised	3,740	239	95	3,645					3,740
Issuance of stock under award plans, net of forfeitures	44,883	384	154	38,247			(256)	6,482	44,883
Amortization of unearned compensation	3,904			3,904					3,904
Cash dividends ($1.41 per share)	(446,798)				(446,798)				(446,798)
Distributions to noncontrolling interests	(190,233)									(190,233)
BALANCES, December 31, 2009	7,584,289	374,692	149,877	1,675,777	7,120,218	(41,056)	59,836	(1,514,290)	7,390,526	193,763
Comprehensive income:
Net earnings in 2010	206,323				134,092				134,092	72,231
Net unrealized loss on hedging derivatives, net of income taxes	(29,957)					(29,957)			(29,957)
Reclassification adjustment for loss on settlement of hedging derivatives included in net earnings, net of income taxes	35,141					35,141			35,141
Foreign currency translation gain, net of income taxes	8,182					8,172			8,172	10
Adjustment to early retiree medical plan, net of income taxes	(76)					(76)			(76)

Total comprehensive income	219,613								147,372	72,241
Stock options exercised	4,662	319	128	4,534					4,662
Stock option expense	729			729					729
Issuance of stock under award plans, net of forfeitures	32,777	440	176	28,152			(176)	4,449	32,777
Amortization of unearned compensation	2,326			2,326					2,326
Cash dividends ($1.4425 per share)	(458,322)				(458,322)				(458,322)
Distributions to noncontrolling interests	(55,380)									(55,380)
BALANCES, December 31, 2010	7,330,694	375,451	150,181	1,711,518	6,795,988	(27,776)	59,660	(1,509,841)	7,120,070	210,624
Comprehensive income:
Net earnings in 2011	860,984				778,188				778,188	82,796
Net unrealized loss on hedging derivatives, net of income taxes	(8,454)					(8,454)			(8,454)
Reclassification adjustment for loss on settlement of hedging derivatives included in net earnings, net of income taxes	37,093					37,093			37,093
Foreign currency translation loss, net of income taxes	(40,210)					(40,205)			(40,205)	(5)
Adjustment to early retiree medical plan, net of income taxes	8,789					8,789			8,789
Correction of error in early retiree medical plan, net of income taxes	(7,624)					(7,624)			(7,624)

Total comprehensive income	850,578								767,787	82,791
Stock options exercised	8,097	387	155	7,942					8,097
Stock option expense	9,850			9,850					9,850
Issuance of stock under award plans, net of forfeitures	30,091	401	160	25,624			(170)	4,307	30,091
Amortization of unearned compensation	1,600			1,600					1,600
Cash dividends ($1.4525 per share)	(462,610)				(462,610)				(462,610)
Distributions to noncontrolling interests	(61,720)									(61,720)
BALANCES, December 31, 2011	$7,706,580	376,239	$150,496	$1,756,534	$7,111,566	$(38,177)	59,490	$(1,505,534)	$7,474,885	$231,695

See notes to consolidated financial statements.

45
CONSOLIDATED STATEMENTS OF CASH FLOWS

CONSOLIDATED STATEMENTS OF CASH FLOWS			(in thousands)
Year Ended December 31,	2011	2010	2009
OPERATING ACTIVITIES:
Net earnings (loss)	$ 860,984	$ 206,323	$ (237,178)
Adjustments:
Depreciation	522,571	512,147	494,035
Amortization	67,829	70,455	72,388
Stock-based compensation	49,003	43,041	54,665
Deferred income taxes	58,051	138,262	88,546
Equity in losses of unconsolidated affiliates	10,043	32,082	82,341
Changes in assets and liabilities (exclusive of acquisitions):
Accounts receivable	(274,920)	(310,188)	141,104
Inventories	(433,696)	(231,913)	1,117,600
Accounts payable	63,571	186,417	170,229
Federal income taxes	930	180,821	(422,116)
Salaries, wages and related accruals	129,340	56,641	(419,800)
Other	(21,094)	(10,684)	31,380
Cash provided by operating activities	1,032,612	873,404	1,173,194
INVESTING ACTIVITIES:
Capital expenditures	(440,502)	(345,294)	(390,500)
Investment in and advances to affiliates	(95,950)	(434,006)	(63,563)
Repayment of advances to affiliates	50,000	83,885	—
Disposition of plant and equipment	25,333	24,944	11,371
Acquisitions (net of cash acquired)	(3,959)	(64,788)	(32,720)
Purchases of investments	(1,494,782)	(1,323,264)	(261,389)
Proceeds from the sale of investments	1,285,763	394,640	36,389
Purchases of restricted investments	(564,994)	—	—
Proceeds from the sale of restricted investments	47,479	—	—
Changes in restricted cash	530,165	(598,482)	—
Cash used in investing activities	(661,447)	(2,262,365)	(700,412)
FINANCING ACTIVITIES:
Net change in short-term debt	(11,450)	11,561	(6,908)
Repayment of long-term debt	—	(6,000)	(180,400)
Proceeds from issuance of long-term debt, net of discount	—	1,198,992	—
Debt issuance costs	—	(4,050)	—
Issuance of common stock	8,097	4,687	3,716
Excess tax benefits from stock-based compensation	1,000	(700)	(3,100)
Distributions to noncontrolling interests	(61,720)	(55,380)	(190,233)
Cash dividends	(461,518)	(457,282)	(443,109)
Other financing activities	30,569	—	—
Cash provided by (used in) financing activities	(495,022)	691,828	(820,034)
Effect of exchange rate changes on cash	(904)	5,558	9,103
DECREASE IN CASH AND CASH EQUIVALENTS	(124,761)	(691,575)	(338,149)
CASH AND CASH EQUIVALENTS — BEGINNING OF YEAR	1,325,406	2,016,981	2,355,130
CASH AND CASH EQUIVALENTS — END OF YEAR	$1,200,645	$1,325,406	$2,016,981

See notes to consolidated financial statements.

46
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Nature of Operations Nucor is principally a manufacturer of steel and steel products, as well as a scrap broker and processor, with operating facilities and customers primarily located in North America.

Principles of Consolidation The consolidated financial statements include Nucor and its controlled subsidiaries, including Nucor-Yamato Steel Company, a limited partnership of which Nucor owns 51%. All significant intercompany transactions are eliminated.

Distributions are made to noncontrolling interest partners in Nucor-Yamato Steel Company in accordance with the limited partnership agreement by mutual agreement of the general partners. At a minimum, sufficient cash is distributed so that each partner may pay their U.S. federal and state income taxes.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Reclassifications Certain amounts for prior years have been reclassified to conform to the 2011 presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents Cash equivalents are recorded at cost plus accrued interest, which approximates market, and have original maturities of three months or less at the date of purchase. Cash and cash equivalents are maintained primarily with a few high-credit quality financial institutions.

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

Inventories Valuation Inventories are stated at the lower of cost or market. Inventories valued using the last-in, first-out (LIFO) method of accounting represent approximately 47% of total inventories as of December 31, 2011 (45% as of December 31, 2010). All inventories held by the parent company and Nucor-Yamato Steel Company are valued using the LIFO method of accounting except for supplies that are consumed indirectly in the production process, which are valued using the first-in, first-out (FIFO) method of accounting. All inventories held by other subsidiaries of the parent company are valued using the FIFO method of accounting. The Company records any amount required to reduce the carrying value of inventory to net realizable value as a charge to cost of products sold.

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

Goodwill and Other Intangibles Goodwill is the excess of cost over the fair value of net assets of businesses acquired. Goodwill is not amortized but is tested annually for impairment and whenever events or circumstances change that would make it more likely than not that an impairment may have occurred. We perform our annual impairment analysis as of the first day of the fourth quarter each year. The evaluation of impairment involves comparing the current estimated fair value of each reporting unit, which is a level below the reportable segment, to the recorded value, including goodwill. When appropriate, Nucor performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For certain reporting units it is necessary to perform a quantitative analysis. In these instances, a discounted cash flow model is used to determine the current estimated fair value of these reporting units. A number of significant assumptions and estimates are involved in the application of the discounted cash flow model to forecast operating cash flows, including market growth and market share, sales volumes and prices, costs to produce, discount rate and estimated capital needs. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. Assumptions in estimating future cash flows are subject to a high degree of judgment and complexity. Changes in assumptions and estimates may affect the carrying value of goodwill and could result in additional impairment charges in future periods.

Finite-lived intangible assets are amortized over their estimated useful lives.

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

Derivative Financial Instruments Nucor uses derivative financial instruments from time to time primarily to partially manage its exposure to price risk related to natural gas purchases used in the production process as well as scrap, copper and aluminum purchased for resale to its customers. In addition, Nucor uses derivatives from time to time to partially manage its exposure to changes in interest rates on outstanding debt instruments and uses forward foreign exchange contracts to hedge cash flows associated with certain assets and liabilities, firm commitments and anticipated transactions.

Nucor recognizes all derivative instruments in the consolidated balance sheets at fair value. Amounts included in accumulated other comprehensive income (loss) related to cash flow hedges are reclassified into earnings when the underlying transaction is recognized in net earnings. Changes in fair value hedges are reported currently in earnings along with changes in the fair value of the hedged items. When cash flow and fair value hedges affect net earnings, they are included on the same financial statement line as the underlying transaction (cost of products sold or interest expense). If these instruments do not meet hedge accounting criteria, the change in fair value is recognized immediately in earnings in the same financial statement line as the underlying transaction.

Revenue Recognition Nucor recognizes revenue when the customer takes title, assumes risk of loss, and when collection is reasonably assured.

Freight Costs Internal fleet and some common carrier costs are included in marketing, administrative and other expenses. These costs included in marketing, administrative and other expenses were $67.2 million in 2011 ($59.9 million in 2010 and $54.3 million in 2009). All other freight costs are included in cost of products sold.

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

Nucor recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Potential accrued interest and penalties related to unrecognized tax benefits are recognized as a component of earnings before taxes and noncontrolling interests.

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

Comprehensive Income (Loss) Nucor reports comprehensive income (loss) and the changes in accumulated other comprehensive income (loss) in its consolidated statements of stockholders’ equity. Accumulated other comprehensive loss is comprised of the following:

		(in thousands)
December 31,	2011	2010

Foreign currency translation, net of income taxes when applicable	$(12,311)	$ 27,923
Early-retiree medical plan adjustments, net of income taxes	14,384	13,190
Fair market value of derivatives, net of income taxes	(40,250)	(68,889)

	$(38,177)	$(27,776)

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

Recent Accounting Pronouncements In June 2011, the Financial Accounting Standards Board (FASB) amended its guidance on the presentation of comprehensive income in financial statements to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items that are recorded in other comprehensive income. The new accounting guidance requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The provisions of this new guidance are effective for Nucor in the first quarter of 2012. The adoption of this guidance is not expected to have an effect on Nucor’s operating results or financial position.

In September 2011, the FASB issued updated guidance on the assessment of goodwill impairment. This guidance allows companies to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before performing the two-step goodwill impairment test. We perform an impairment analysis of Nucor’s goodwill at the beginning of the fourth quarter of each year, and we early adopted this guidance for our goodwill impairment testing in the fourth quarter of 2011. The adoption of this guidance did not have an effect on Nucor’s operating results or financial position.

3. ACQUISITIONS

In April 2010, Nucor acquired a 50% economic and voting interest in NuMit LLC for a purchase price of approximately $221.3 million. NuMit owns 100% of the equity interest in Steel Technologies LLC, an operator of 25 sheet processing facilities throughout the U.S., Canada and Mexico. Nucor accounts for the investment using the equity method (see Note 10).

Other minor acquisitions, exclusive of purchase price adjustments of acquisitions made in prior years, totaled $4.0 million in 2011 ($64.8 million in 2010 and $8.1 million in 2009).

4. SHORT-TERM INVESTMENTS

Nucor’s short-term investments held as of December 31, 2011 and 2010 consisted of certificates of deposit (CDs), corporate debt, Federal Home Loan Bank (FHLB) obligations and variable rate demand notes (VRDNs), and are all classified as available-for-sale. The investments in corporate debt are debt securities issued by a financial institution that management believes has low credit risk. FHLB consolidated obligations carry high credit ratings from both Moody’s and Standard & Poor’s. VRDNs are variable rate bonds tied to short-term interest rates with stated original maturities in excess of 90 days. All of the VRDNs in which Nucor invests are secured by a direct-pay letter of credit issued by financial institutions with low credit risk. Nucor can receive the principal invested and interest accrued thereon no later than seven days after notifying the financial institution that Nucor elects to tender the VRDNs. The interest rate on the CDs and the coupon rates on the corporate debt and FHLBs are fixed at inception, and the VRDNs trade at par value. No realized or unrealized gains or losses were incurred in 2011, 2010 or 2009.

The following is a summary of the short-term investments held at December 31, 2011 and 2010:

		(in thousands)
December 31,	2011	2010

Certificates of deposit	$775,000	$800,363
Corporate debt	103,506	—
Federal Home Loan Bank obligations	185,500	—
Variable rate demand notes	298,635	353,260

	$1,362,641	$1,153,623

Aggregate contractual maturities of Nucor’s short-term investments are $1,064.0 million in 2012 and $298.6 million in 2027 and thereafter.

5. ACCOUNTS RECEIVABLE

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of our customers to make required payments. Accounts receivable are stated net of the allowance for doubtful accounts of $54.3 million at December 31, 2011 ($61.2 million at December 31, 2010 and $52.9 million at December 31, 2009).

6. INVENTORIES

Inventories consist of approximately 40% raw materials and supplies and 60% finished and semi-finished products at December 31, 2011 (41% and 59%, respectively, at December 31, 2010). Nucor’s manufacturing process consists of a continuous, vertically integrated process from which products are sold to customers at various stages throughout the process. Since most steel products can be classified as either finished or semi-finished products, these two categories of inventory are combined.

If the FIFO method of accounting had been used, inventories would have been $763.2 million higher at December 31, 2011 ($620.4 million higher at December 31, 2010). During 2010 and 2009, inventory quantities at locations that value inventory using LIFO were reduced, resulting in a liquidation of LIFO inventory layers carried at lower costs that prevailed in prior years. The effect of the liquidations was to decrease cost of products sold by $30.4 million in 2010 and $81.5 million in 2009 (there was no liquidation of LIFO inventory layers in 2011). Use of the lower of cost or market method reduced inventories by $6.8 million at December 31, 2011 ($2.9 million at December 31, 2010).

Nucor has entered into supply agreements for certain raw materials, utilities and other items in the ordinary course of business. These agreements extend into 2028 and total approximately $7.80 billion at December 31, 2011.

7. PROPERTY, PLANT AND EQUIPMENT

		(in thousands)
December 31,	2011	2010

Land and improvements	$515,674	$431,765
Buildings and improvements	841,179	834,661
Machinery and equipment	7,727,630	7,502,203
Construction in process and equipment deposits	396,614	323,845

	9,481,097	9,092,474
Less accumulated depreciation	(5,725,493)	(5,240,356)

	$3,755,604	$3,852,118

The estimated useful lives range from 5 to 10 years for land improvements, 9 to 31.5 years for buildings and improvements, and 2 to 15 years for machinery and equipment.

50
XX

8. RESTRICTED CASH AND INVESTMENTS

As of December 31, 2011, restricted cash and investments primarily consisted of net proceeds from $600.0 million 30-year variable rate Gulf Opportunity Zone bonds issued in November 2010. The restricted cash and investments are held in a trust account and are to be used to partially fund the capital costs associated with the construction of Nucor’s direct reduced ironmaking facility in St. James Parish, Louisiana. Funds are disbursed as qualified expenditures for the construction of the facility are made ($43.2 million in 2011 and none in 2010). Restricted investments totaled $514.3 million at December 31, 2011 (none at December 31, 2010), and are held in similar short-term investment instruments as described in Note 4. Interest earned on these investments is subject to the same usage requirements as the bond proceeds. Since the restricted cash, investments and interest on investments must be used for the construction of the facility, which is expected to occur through mid-2013, the entire balance has been classified as a non-current asset.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

The change in the net carrying amount of goodwill for the years ended December 31, 2011 and 2010 by segment is as follows:

					(in thousands)
	Steel Mills	Steel Products	Raw Materials	All Other	Total

Balance, December 31, 2009	$268,466	$780,628	$665,075	$88,852	$1,803,021
Acquisitions	—	—	14,841	—	14,841
Translation	—	18,432	—	—	18,432
Balance, December 31, 2010	268,466	799,060	679,916	88,852	1,836,294
Acquisitions	—	—	2,986	—	2,986
Translation	—	(8,619)	—	—	(8,619)
Balance, December 31, 2011	$268,466	$790,441	$682,902	$88,852	$1,830,661

The majority of goodwill is not tax deductible.

Intangible assets with estimated lives of 5 to 22 years are amortized on a straight-line or accelerated basis and are comprised of the following:

				(in thousands)
December 31,	2011		2010
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization

Customer relationships	$ 941,787	$262,841	$ 944,920	$203,969
Trademarks and trade names	123,192	25,628	123,713	19,351
Other	25,868	17,738	27,869	17,057
	$1,090,847	$306,207	$1,096,502	$240,377

Intangible asset amortization expense was $67.8 million in 2011 ($70.5 million in 2010 and $72.4 million in 2009). Annual amortization expense is estimated to be $61.4 million in 2012; $57.9 million in 2013; $55.8 million in 2014; $54.0 million in 2015; and $52.7 million in 2016.

The Company completed its annual goodwill impairment testing as of the first day of the fourth quarters of 2011, 2010 and 2009 and concluded that there was no impairment of goodwill for any of its reporting units. We do not believe there are currently any reporting units at risk of impairment in the near term.

10. EQUITY INVESTMENTS

The carrying value of our equity investments in domestic and foreign companies was $775.7 million at December 31, 2011 ($797.6 million at December 31, 2010) and is recorded in other assets in the consolidated balance sheets.

Nucor owns a 50% economic and voting interest in Duferdofin Nucor S.r.l., an Italian steel manufacturer, and accounts for the investment (on a one-month lag basis) under the equity method, as control and risk of loss are shared equally between the members.

Nucor’s investment in Duferdofin Nucor at December 31, 2011 was $493.9 million ($531.9 million at December 31, 2010). Nucor’s 50% share of the total net assets of Duferdofin Nucor was $62.4 million at December 31, 2011, resulting in a basis difference of $431.5 million due to the step-up to fair value of certain assets and liabilities attributable to Duferdofin Nucor as well as the identification of goodwill ($312.5 million) and finite-lived intangible assets. This basis difference, excluding the portion attributable to goodwill, is being amortized based on the remaining estimated useful lives of the various underlying net assets, as appropriate. Amortization expense and other purchase accounting adjustments associated with the fair value step-up were $11.5 million in 2011 ($11.5 million in 2010 and $15.4 million in 2009).

As of December 31, 2011, Nucor had outstanding notes receivable of €30 million ($38.8 million) from Duferdofin Nucor (€20 million as of December 31, 2010). The notes receivable bear interest at 3.08% to 3.12% and will reset annually on September 30 to the twelve-month Euro Interbank Offered Rate (Euribor) plus 1% per year. The principal amounts are due on January 31, 2016. Accordingly, the notes receivable were classified in other assets in the consolidated balance sheets as of December 31, 2011.

Nucor has issued a guarantee for its ownership percentage (50%) of up to €112.5 million of Duferdofin Nucor’s credit facilities. As of December 31, 2011, Duferdofin Nucor had €105.1 million outstanding under these credit facilities. The portion of the amount outstanding that was guaranteed by Nucor was €52.6 million ($68.0 million). Nucor has not recorded any liability associated with the guarantee.

In April 2010, Nucor acquired a 50% economic and voting interest in NuMit LLC. NuMit owns 100% of the equity interest in Steel Technologies LLC, an operator of 25 sheet processing facilities located throughout the U.S., Canada and Mexico. Nucor accounts for the investment in NuMit (on a one-month lag basis) under the equity method as control and risk of loss are shared equally between the members. The acquisition did not result in a significant amount of goodwill or intangible assets.

Nucor’s investment in NuMit at December 31, 2011 was $259.3 million ($229.1 million as of December 31, 2010), comprised of the purchase price of approximately $221.3 million plus subsequent additional capital contributions and equity method earnings since acquisition. Nucor also has recorded a $40.0 million note receivable from Steel Technologies LLC that bears interest at 1.27% and resets quarterly to the three-month London Interbank Offered Rate (LIBOR) plus 90 basis points. The principal amount is due on October 21, 2014. In addition, Nucor has extended a $120.0 million line of credit (of which $55.0 million was outstanding at December 31, 2011) to Steel Technologies. As of December 31, 2011, the amounts outstanding on the line of credit bear interest at 1.96% and mature on April 1, 2012. The note receivable was classified in other assets and the amount outstanding on the line of credit was classified in other current assets in the consolidated balance sheets.

Nucor reviews its equity investments for impairment if and when circumstances indicate that a decline in value below its carrying amount may have occurred. In the fourth quarter of 2011, the Company concluded it had a triggering event requiring assessment for impairment of its equity investment in Duferdofin Nucor due to the continued declines in the global demand for steel. Diminished demand began to significantly impact the financial results of Duferdofin Nucor in 2009 and continued to impact the results of Nucor’s equity investment through 2011. After completing its assessment, the Company determined that the estimated fair value approximated its carrying amount and that there was no impairment of the Company’s investment in Duferdofin Nucor. Nucor determines the estimated fair value of its investment in Duferdofin Nucor using a discounted cash flow model, based on a weighted-average of multiple discounted cash flow scenarios. The assumptions that most significantly affect the fair value determination include projected revenues and the discount rate. The Company will continue to monitor trends in the global demand for steel, specifically within the European market in which Duferdofin Nucor operates, as well as other general economic and currency matters. It is reasonably possible that based on actual performance in the near term the estimates used in our valuation as of December 31, 2011 could change and result in an impairment of our investment.

In the third quarter of 2011, the Company concluded that an equity investment in a dust recycling project had been impaired, resulting in an impairment charge of $13.9 million. This charge is included in marketing, administrative and other expenses in the consolidated statements of earnings.

52
XX

In December 2010, Nucor and its joint venture partners agreed to permanently close the HIsmelt plant in Kwinana, Western Australia. Nucor has a 25% interest in the joint venture that will be terminated. Nucor recorded a pre-tax charge of $10.0 million in the fourth quarter of 2010 (none in 2011 and 2009) in marketing, administrative and other expenses for its portion of the estimated closure costs.

11. CURRENT LIABILITIES

Book overdrafts, included in accounts payable in the consolidated balance sheets, were $53.6 million at December 31, 2011 ($63.0 million at December 31, 2010). Dividends payable, included in accrued expenses and other current liabilities in the consolidated balance sheets, were $116.3 million at December 31, 2011 ($115.2 million at December 31, 2010).

12. DEBT AND OTHER FINANCING ARRANGEMENTS

		(in thousands)
December 31,	2011	2010

Industrial revenue bonds:
0.11% to 1.7%, variable, due from 2014 to 2040	$1,030,200	$1,030,200
Notes, 4.875%, due 2012	350,000	350,000
Notes, 5.0%, due 2012	300,000	300,000
Notes, 5.0%, due 2013	250,000	250,000
Notes, 5.75%, due 2017	600,000	600,000
Notes, 5.85%, due 2018	500,000	500,000
Notes, 4.125%, due 2022	600,000	600,000
Notes, 6.40%, due 2037	650,000	650,000

	4,280,200	4,280,200
Less current maturities	(650,000)	—

	$3,630,200	$4,280,200

Annual aggregate long-term debt maturities are: $650.0 million in 2012; $250.0 million in 2013; $3.3 million in 2014; $16.3 million in 2015; none in 2016; and $3.361 billion thereafter.

In December 2011, Nucor received increased commitments under the unsecured revolving credit facility to provide for up to $1.50 billion in revolving loans. The amended multi-year revolving credit agreement matures in December 2016 and allows up to $500.0 million in additional commitments at Nucor’s election in accordance with the terms set forth in the credit agreement. Up to the equivalent of $850.0 million of the credit facility is available for foreign currency loans, up to $500.0 million is available for the issuance of letters of credit, and up to $500.0 million is available for the issuance of revolving loans for Nucor subsidiaries in accordance with terms set forth in the credit agreement. The credit facility provides for a pricing grid based upon the credit rating of Nucor’s senior unsecured long-term debt and, alternatively, interest rates quoted by lenders in connection with competitive bidding. The credit facility includes customary financial and other covenants, including a limit on the ratio of funded debt to capital of 60%, a limit on Nucor’s ability to pledge the Company’s assets and a limit on consolidations, mergers and sales of assets. As of December 31, 2011, Nucor’s funded debt to total capital ratio was 36%, and Nucor was in compliance with all covenants under the credit facility. No borrowings were outstanding under the credit facility as of December 31, 2011 and 2010.

Harris Steel has credit facilities totaling approximately $33.8 million, with $1.6 million of borrowings outstanding at December 31, 2011. In addition, the business of Nucor Trading S.A. is financed by trade credit arrangements totaling approximately $25.0 million with a number of Swiss-based banking institutions. These arrangements, principally trade finance facilities, are non-recourse to Nucor and its other subsidiaries. As of December 31, 2011, Nucor Trading S.A. had outstanding borrowings of $0.3 million and outstanding guarantees of $0.1 million.

Letters of credit totaling $29.8 million were outstanding as of December 31, 2011 related to certain obligations, including workers’ compensation, utilities deposits and credit arrangements by Nucor Trading S.A. for commitments to purchase inventories.

Nucor capitalized $3.5 million of interest expense in 2011 ($0.9 million in 2010 and $16.4 million in 2009) related to the borrowing costs associated with various construction projects.

13. CAPITAL STOCK

The par value of Nucor’s common stock is $0.40 per share and there are 800 million shares authorized. In addition, 250,000 shares of preferred stock, par value of $4.00 per share, are authorized, with preferences, rights and restrictions as may be fixed by Nucor’s board of directors. There are no shares of preferred stock issued or outstanding.

In 2001, the board of directors adopted a Stockholder Rights Plan in which one right was distributed as a dividend for each Nucor common share outstanding. The rights had no voting power and expired on March 8, 2011.

14. DERIVATIVE FINANCIAL INSTRUMENTS

The following tables summarize information regarding Nucor’s derivative instruments:

Fair Value of Derivative Instruments

		(in thousands)
		Fair Value
December 31,	Balance Sheet Location	2011	2010

Asset derivatives not designated as hedging instruments:
Commodity contracts	Other current assets	$ 5,071	$ —
Foreign exchange contracts	Other current assets	—	266

Total asset derivatives not designated as hedging instruments		$ 5,071	$ 266

Liability derivatives designated as hedging instruments:
Commodity contracts	Accrued expenses and other current liabilities	$(21,100)	$ (8,900)
Commodity contracts	Deferred credits and other liabilities	—	(54,800)

Total liability derivatives designated as hedging instruments		(21,100)	(63,700)

Liability derivatives not designated as hedging instruments:
Commodity contracts	Accrued expenses and other current liabilities	—	(2,961)
Foreign exchange contracts	Accrued expenses and other current liabilities	(334)	—

Total liability derivatives not designated as hedging instruments		(334)	(2,961)

Total liability derivatives		$(21,434)	$(66,661)

The Effect of Derivative Instruments on the Consolidated Statements of Earnings

Derivatives Designated as Hedging Instruments					(in thousands)
Derivatives in Cash Flow Hedging Relationships	Statement of Earnings Location	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)			Amount of Gain or (Loss) Reclassified from Accumulated OCI into Earnings (Effective Portion)			Amount of Gain or (Loss) Recognized in Earnings on Derivative (Ineffective Portion)
		2011	2010	2009	2011	2010	2009	2011	2010	2009

Commodity contracts	Cost of products sold	$(8,454)	$(29,957)	$(48,616)	$(37,093)	$(35,141)	$(40,543)	$600	$600	$(1,700)

54
XX

Derivatives Not Designated as Hedging Instruments		(in thousands)
Derivatives Not Designated as Hedging Instruments	Statement of Earnings Location	Amount of Gain or (Loss) Recognized in Earnings on Derivative
		2011	2010	2009

Commodity contracts	Cost of products sold	$11,757	$(1,417)	$(4,887)
Foreign exchange contracts	Cost of products sold	(665)	907	(3,050)
Total		$11,092	$ (510)	$(7,937)

At December 31, 2011, natural gas swaps covering 3.6 million MMBTUs and foreign currency contracts with a notional value of $9.2 million were outstanding.

At December 31, 2011, $40.7 million of net deferred losses on cash flow hedges on natural gas forward purchase contracts included in accumulated other comprehensive income are expected to be reclassified into earnings, due to the settlement of forecasted transactions, during the next twelve months assuming no change in the forward commodity prices from December 31, 2011. As of December 31, 2011, Nucor is hedging a portion of its exposure to the variability of future cash flows for forecasted natural gas purchases over the next year.

Nucor has also entered into various natural gas purchase contracts, which effectively commit Nucor to the following purchases of natural gas to be used for production: $91.4 million in 2012; $38.6 million in 2013; $29.2 million in 2014; $28.3 million in 2015; $27.9 million in 2016; and $373.6 million between 2017 and 2028. These natural gas purchase contracts will primarily supply our direct reduced iron facility in Trinidad.

Nucor does not anticipate non-performance by the counterparties in any of these derivative instruments given their current credit ratings, and no material loss is expected from non-performance by any one of such counterparties.

15. FAIR VALUE MEASUREMENTS

The following table summarizes information regarding Nucor’s financial assets and financial liabilities that are measured at fair value as of December 31, 2011. Nucor does not currently have any non-financial assets or liabilities that are measured at fair value on a recurring basis.

				(in thousands)
		Fair Value Measurements at Reporting Date Using
December 31,	Carrying Amount in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2011
Assets:
Cash equivalents	$1,012,122	$1,012,122	$ —
Short-term investments	1,362,641	1,362,641	—
Commodity contracts	5,071	—	5,071
Restricted cash and investments	585,833	585,833	—	________
Total assets	$2,965,667	$2,960,596	$ 5,071	—
Liabilities:
Foreign exchange and commodity contracts	$ (21,434)	—	$(21,434)	—

2010
Assets:
Cash equivalents	$1,156,240	$1,156,240	$ —
Short-term investments	1,153,623	1,153,623	—
Foreign exchange contracts	266	—	266
Restricted cash	598,482	598,482	—	________
Total assets	$2,908,611	$2,908,345	$ 266	—
Liabilities:
Commodity contracts	$ (66,661)	—	$(66,661)	—

Fair value measurements for Nucor’s cash equivalents, short-term investments and restricted cash and investments are classified under Level 1 because such measurements are based on quoted market prices in active markets for identical assets. Fair value measurements for Nucor’s derivatives are classified under Level 2 because such measurements are based on published market prices for similar assets or are estimated based on observable inputs such as interest rates, yield curves, credit risks, spot and future commodity prices and spot and future exchange rates.

The fair value of short-term and long-term debt, including current maturities, was approximately $4.76 billion at December 31, 2011 ($4.59 billion at December 31, 2010). The fair value estimates were based on readily available market prices of our debt at December 31, 2011 and 2010, or similar debt with the same maturities, rating and interest rates.

16. CONTINGENCIES

Nucor is subject to environmental laws and regulations established by federal, state and local authorities, and, accordingly, makes provision for the estimated costs of compliance. Of the undiscounted total of $31.4 million of accrued environmental costs at December 31, 2011 ($35.0 million at December 31, 2010), $14.4 million was classified in accrued expenses and other current liabilities ($13.5 million at December 31, 2010) and $17.0 million was classified in deferred credits and other liabilities ($21.5 million at December 31, 2010). Inherent uncertainties exist in these estimates primarily due to unknown conditions, evolving remediation technology, and changing governmental regulations and legal standards.

Nucor has been named, along with other major steel producers, as a co-defendant in several related antitrust class-action complaints filed by Standard Iron Works and other steel purchasers in the United States District Court for the Northern District of Illinois. The plaintiffs allege that from January 2005 through 2008, eight steel manufacturers, including Nucor, engaged in anticompetitive activities with respect to the production and sale of steel. The plaintiffs seek monetary and other relief. Although we believe the plaintiffs’ claims are without merit and will vigorously defend against them, we cannot at this time predict the outcome of this litigation or estimate the range of Nucor’s potential exposure.

Other contingent liabilities with respect to product warranties, legal proceedings and other matters arise in the normal course of business. Nucor maintains liability insurance for certain risks that arise that are also subject to certain self-insurance limits. Although the outcome of the claims and proceedings against us cannot be predicted with certainty, management believes that there are no existing claims or proceedings that are likely to have a material adverse effect on the consolidated financial statements.

17. STOCK-BASED COMPENSATION

Stock Options Stock options may be granted to Nucor’s key employees, officers and non-employee directors with exercise prices at 100% of the market value on the date of the grant. The stock options granted prior to 2006 were exercisable six months after grant date and have a term of seven years. The stock options granted in 2010 and 2011 are exercisable at the end of three years and have a term of ten years. Nucor did not grant any options during 2009. New shares are issued upon exercise of stock options.

A summary of activity under Nucor’s stock option plans is as follows:

					(shares in thousands)
Year Ended December 31,	2011		2010		2009
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Number of shares under option:
Outstanding at beginning of year	983	$29.14	1,060	$21.95	1,299	$20.80
Granted	560	$42.34	242	$41.43	—	—
Exercised	(387)	$20.96	(319)	$14.60	(239)	$15.69
Canceled	—	—	—	—	—	—
Outstanding at end of year	1,156	$38.26	983	$29.14	1,060	$21.95

Options exercisable at end of year	354	$29.67	741	$25.12	1,060	$21.95

56
XX

The shares reserved for future grants as of December 31, 2011, 2010 and 2009 are reflected in the restricted stock units table below. The total intrinsic value of options (the amount by which the stock price exceeded the exercise price of the option on the date of exercise) that were exercised during 2011 was $7.6 million ($8.5 million in 2010 and $7.0 million in 2009).

The following table summarizes information about stock options outstanding at December 31, 2011:

					(shares in thousands)

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price

$25.00 – $30.00	201	0.7 years	$28.86	201	$28.86
30.01 – 35.00	153	0.2 years	$30.73	153	$30.73
35.01 – 40.00	—	—	—	—	—
40.01 – 42.34	802	9.1 years	$42.07	—	—
$25.00 – $42.34	1,156	6.5 years	$38.26	354	$29.67

As of December 31, 2011, the total aggregate intrinsic value of both options outstanding and options exercisable was $3.5 million. Options for which the exercise price exceeded the closing market price of a share of the Company’s common stock at December 31, 2011 were excluded from the calculation of aggregate intrinsic value.

The grant date fair value of options granted was $15.37 in 2011 ($15.50 in 2010). The fair value was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2011	2010

Exercise price	$42.34	$41.43
Expected dividend yield	3.42%	3.48%
Expected stock price volatility	49.40%	50.58%
Risk-free interest rate	2.39%	2.75%
Expected life (in years)	6.5	6.5

Compensation expense for stock options was $9.9 million in 2011 ($0.7 in 2010 and none in 2009). As of December 31, 2011, unrecognized compensation expense related to options was $1.8 million, which is expected to be recognized over 1.4 years.

Restricted Stock Units Nucor annually grants restricted stock units (RSUs) to key employees, officers and non-employee directors. The RSUs typically vest and are converted to common stock in three equal installments on each of the first three anniversaries of the grant date. A portion of the RSUs awarded to senior officers vest upon the officer’s retirement. Retirement, for purposes of vesting in these units only, means termination of employment with approval of the Compensation and Executive Development Committee of the Board of Directors after satisfying age and years of service requirements. RSUs granted to non-employee directors are fully vested on the grant date and are payable to the non-employee director in the form of common stock after the termination of the director’s service on the board of directors.

RSUs granted to employees who are eligible for retirement on the date of grant are expensed immediately, and RSUs granted to employees who will become retirement-eligible prior to the end of the vesting term are expensed over the period through which the employee will become retirement-eligible since these awards vest upon retirement from the Company. Compensation expense for RSUs granted to employees who are not retirement-eligible is recognized on a straight-line basis over the vesting period.

Cash dividend equivalents are paid to participants each quarter. Dividend equivalents paid on units expected to vest are recognized as a reduction in retained earnings.

The fair value of the RSUs is determined based on the closing stock price of Nucor’s common stock on the day before the grant.

A summary of Nucor’s restricted stock unit activity is as follows:

						(shares in thousands)
Year Ended December 31,	2011		2010		2009
	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value

Restricted stock units:
Unvested at beginning of year	1,203	$49.96	1,464	$54.69	1,139	$67.67
Granted	490	$42.34	462	$43.05	1,147	$43.91
Vested	(713)	$50.04	(709)	$55.24	(805)	$57.58
Canceled	(18)	$46.06	(14)	$49.52	(17)	$60.44
Unvested at end of year	962	$46.09	1,203	$49.96	1,464	$54.69

Shares reserved for future grants (stock options and RSUs)	13,695		14,777		15,878

Compensation expense for RSUs was $31.6 million in 2011 ($37.0 million in 2010 and $47.3 million in 2009). The total fair value of shares vested during 2011 was $29.3 million ($30.4 million in 2010 and $37.2 million in 2009). As of December 31, 2011, unrecognized compensation expense related to unvested RSUs was $24.0 million, which is expected to be recognized over a weighted-average period of 1.6 years.

Restricted Stock Awards Nucor’s Senior Officers Long-Term Incentive Plan (the LTIP) and Annual Incentive Plan (the AIP) authorize the award of shares of common stock to officers subject to certain conditions and restrictions.

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

A summary of Nucor’s restricted stock activity under the AIP and LTIP is as follows:

					(shares in thousands)
Year Ended December 31,	2011		2010		2009
	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value

Restricted stock awards and units:
Unvested at beginning of year	141	$44.62	240	$50.75	375	$61.57
Granted	118	$46.41	131	$44.82	256	$32.16
Vested	(165)	$47.13	(230)	$51.13	(391)	$48.96
Canceled	—	—	—	—	—	—
Unvested at end of year	94	$42.46	141	$44.62	240	$50.75
Shares reserved for future grants	1,482		1,600		1,731

58
XX

Compensation expense for common stock and common stock units awarded under the AIP and LTIP is recorded over the performance measurement and vesting periods based on the anticipated number and market value of shares of common stock and common stock units to be awarded. Compensation expense for anticipated awards based upon Nucor’s financial performance, exclusive of amounts payable in cash, was $7.4 million in 2011 ($5.2 million in 2010 and $7.3 million in 2009). The total fair value of shares vested during 2011 was $7.3 million ($10.2 million in 2010 and $13.3 million in 2009). As of December 31, 2011, unrecognized compensation expense related to unvested restricted stock awards was $0.7 million, which is expected to be recognized over a weighted-average period of 1.5 years.

18. EMPLOYEE BENEFIT PLANS

Nucor makes contributions to a Profit Sharing and Retirement Savings Plan for qualified employees based on the profitability of the Company. Nucor’s expense for these benefits totaled $117.7 million in 2011 ($22.1 million in 2010 and $9.6 million in 2009). The related liability for these benefits is included in salaries, wages and related accruals.

Nucor also has a medical plan covering certain eligible early retirees. The unfunded obligation, included in deferred credits and other liabilities in the consolidated balance sheets, totaled $13.3 million at December 31, 2011 ($45.5 million at December 31, 2010). The reduction in the obligation in 2011 was the result of both a change in assumptions primarily due to lower-than-anticipated plan participation rates and a correction of an error in the actuarial calculation for the plan. Expense associated with this early retiree medical plan totaled $3.5 million in 2011 ($2.7 million in 2010 and $1.9 million in 2009). We also recorded a non-cash gain of $29.0 million in cost of products sold in the fourth quarter of 2011 as a result of the correction of the error. This error did not have a material impact on the current period or any previously reported periods.

The discount rate used was 4.5% in 2011 (5.5% in 2010 and 6.0% in 2009). The health care cost increase trend rate used was 6.7% in 2011 (6.8% in 2010 and 6.9% in 2009). The health care cost increase in the trend rate is projected to decline gradually to 4.5% by 2027.

19. INTEREST EXPENSE (INCOME)

The components of net interest expense are as follows:

			(in thousands)
Year Ended December 31,	2011	2010	2009

Interest expense	$178,812	$161,140	$149,922
Interest income	(12,718)	(8,047)	(15,170)
Interest expense, net	$166,094	$153,093	$134,752

Interest paid was $177.6 million in 2011 ($151.8 million in 2010 and $158.7 million in 2009).

20. INCOME TAXES

Components of earnings (loss) from continuing operations before income taxes and noncontrolling interests are as follows:

			(in thousands)
Year Ended December 31,	2011	2010	2009

United States	$1,241,465	$260,794	$(353,463)
Foreign	10,347	6,321	(60,515)
	$1,251,812	$267,115	$(413,978)

The provision (benefit) for income taxes consists of the following:

			(in thousands)
Year Ended December 31,	2011	2010	2009

Current:
Federal	$329,076	$(66,462)	$(258,683)
State	1,685	(19,297)	(22,274)
Foreign	2,016	8,289	15,611
Total current	332,777	(77,470)	(265,346)

Deferred:
Federal	55,124	138,662	115,630
State	10,400	12,223	(10,354)
Foreign	(7,473)	(12,623)	(16,730)
Total deferred	58,051	138,262	88,546

Total provision (benefit) for income taxes	$390,828	$ 60,792	$(176,800)

A reconciliation of the federal statutory tax rate (35%) to the total provision is as follows:

Year Ended December 31,	2011	2010	2009

Taxes computed at statutory rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	0.63	(1.72)	5.12
Federal research credit	(0.28)	(1.19)	0.84
Domestic manufacturing deduction	(2.21)	—	(0.13)
Equity in losses of foreign joint venture	0.64	3.09	(5.93)
Foreign rate differential	(0.92)	(3.83)	2.79
Noncontrolling interests	(2.32)	(9.47)	4.77
Other, net	0.68	0.88	0.25

Provision for income taxes	31.22%	22.76%	42.71%

60
XX

Deferred tax assets and liabilities resulted from the following:

		(in thousands)
December 31,	2011	2010

Deferred tax assets:
Accrued liabilities and reserves	$ 115,752	$ 115,095
Allowance for doubtful accounts	14,088	16,809
Inventory	142,236	140,676
Post-retirement benefits	8,260	17,889
Natural gas hedges	22,433	42,469
Net operating loss carryforward	25,739	50,529
Cumulative translation adjustments	2,254	506
Tax credit carryforwards	39,700	24,000
Total deferred tax assets	370,462	407,973

Deferred tax liabilities:
Holdbacks and amounts not due under contracts	(9,406)	(13,007)
Intangibles	(236,627)	(250,247)
Property, plant and equipment	(461,915)	(406,889)
Total deferred tax liabilities	(707,948)	(670,143)

Total net deferred tax liabilities	$(337,486)	$(262,170)

Current deferred tax assets were $195.9 million at December 31, 2011 ($186.0 million at December 31, 2010). Non-current deferred tax liabilities were $533.4 million at December 31, 2011 ($448.2 million at December 31, 2010). Nucor paid $322.4 million in net federal, state and foreign income taxes in 2011 (received $245.0 million in refunds in 2010 and paid $213.2 million in 2009).

Cumulative undistributed foreign earnings for which U.S. taxes have not been provided are included in consolidated retained earnings in the amount of $168.0 million at December 31, 2011 ($141.0 million at December 31, 2010). These earnings are considered to be indefinitely reinvested and, accordingly, no provisions for U.S. federal and state income taxes are required. It is not practicable to determine the amount of unrecognized deferred tax liability related to the unremitted earnings.

State net operating loss carryforwards were $490.8 million at December 31, 2011 ($843.0 million at December 31, 2010). If unused, they will expire between 2014 and 2031. Foreign net operating loss carryforwards were $66.2 million at December 31, 2011 ($81.2 million at December 31, 2010). If unused, they will expire between 2027 and 2030.

At December 31, 2011, Nucor had approximately $80.9 million of unrecognized tax benefits, of which $78.5 million would affect Nucor’s effective tax rate, if recognized. At December 31, 2010, Nucor had approximately $92.8 million of unrecognized tax benefits, of which $85.3 million would affect Nucor’s effective tax rate, if recognized.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits recorded in deferred credits and other liabilities is as follows:

			(in thousands)
Year Ended December 31,	2011	2010	2009

Balance at beginning of year	$92,752	$108,587	$ 87,734
Additions based on tax positions related to current year	6,733	1,983	2,422
Reductions based on tax positions related to current year	(3,160)	(1,358)	—
Additions based on tax positions related to prior years	937	5,705	858
Reductions based on tax positions related to prior years	(2,169)	(4,046)	(15,540)
Additions due to settlements with taxing authorities	—	2,363	36,317
Reductions due to settlements with taxing authorities	(958)	(3,246)	(1,288)
Reductions due to statute of limitations lapse	(13,238)	(17,236)	(1,916)

Balance at end of year	$80,897	$ 92,752	$108,587

We estimate that in the next twelve months, our gross uncertain tax positions, exclusive of interest, could decrease by as much as $15.5 million, as a result of the expiration of the statute of limitations.

During 2011, Nucor recognized $3.6 million of expense in interest and penalties ($5.3 million of benefit in 2010 and $9.9 million of expense in 2009). As of December 31, 2011, Nucor had approximately $34.3 million of accrued interest and penalties related to uncertain tax positions ($30.6 at December 31, 2010).

Nucor has concluded U.S. federal income tax matters for years through 2006. The 2008 to 2011 tax years are open to examination by the Internal Revenue Service. The years 2004 and 2007 are open to the extent net operating losses were carried back. In 2011 the Canada Revenue Agency completed an audit examination for the periods 2006 to 2008 for Harris Steel Group Inc. and subsidiaries with immaterial adjustments to the income tax returns. The tax years 2008 through 2011 remain open to examination by other major taxing jurisdictions to which Nucor is subject (primarily Canada and other state and local jurisdictions).

62
XX

21. EARNINGS (LOSS) PER SHARE

The computations of basic and diluted net earnings (loss) per share are as follows:

	(in thousands, except per share data)
Year Ended December 31,	2011	2010	2009
Basic net earnings (loss) per share:
Basic net earnings (loss)	$778,188	$134,092	$(293,613)
Earnings allocated to participating securities	(2,653)	(1,823)	(1,946)

Net earnings (loss) available to common stockholders	$775,535	$132,269	$(295,559)

Average shares outstanding	316,997	315,962	314,873

Basic net earnings (loss) per share	$2.45	$0.42	($0.94)
Diluted net earnings (loss) per share:
Diluted net earnings (loss)	$778,188	$134,092	$(293,613)
Earnings allocated to participating securities	(2,654)	(1,823)	(1,946)

Net earnings (loss) available to common stockholders	$775,534	$132,269	$(295,559)

Diluted average shares outstanding:
Basic shares outstanding	316,997	315,962	314,873
Dilutive effect of stock options and other	164	548	—

	317,161	316,510	314,873

Diluted net earnings (loss) per share	$2.45	$0.42	($0.94)

Stock options to purchase 0.8 million, 0.2 million and 1.1 million shares of common stock for 2011, 2010 and 2009, respectively, were excluded from the computation of diluted earnings per common share because their effect would have been antidilutive.

22. SEGMENTS

Nucor reports its results in the following segments: steel mills, steel products and raw materials. The steel mills segment includes carbon and alloy steel in sheet, bars, structural and plate, and Nucor’s equity method investments in Duferdofin Nucor and NuMit. The steel products segment includes steel joists and joist girders, steel deck, fabricated concrete reinforcing steel, cold finished steel, steel fasteners, metal building systems, light gauge steel framing, steel grating and expanded metal, and wire and wire mesh. The raw materials segment includes DJJ, a scrap broker and processor; Nu-Iron Unlimited, a facility that produces DRI used by the steel mills; a DRI facility under construction in Louisiana; and certain equity method investments. The “All other” category primarily includes Nucor’s steel trading businesses. The segments are consistent with the way Nucor manages its business, which is primarily based upon the similarity of the types of products produced and sold by each segment.

Net interest expense, other income, profit sharing expense, stock-based compensation and changes in the LIFO reserve are shown under Corporate/eliminations. Corporate assets primarily include cash and cash equivalents, short-term investments, restricted cash and investments, allowances to eliminate intercompany profit in inventory, fair value of natural gas hedges, deferred income tax assets, federal income taxes receivable, the LIFO reserve and investments in and advances to affiliates.

Nucor’s segment results are as follows:

		(in thousands)
Year Ended December 31,	2011	2010	2009

Net sales to external customers:
Steel mills	$13,960,245	$10,860,760	$7,159,512
Steel products	3,431,490	2,831,209	2,691,322
Raw materials	2,128,391	1,814,329	1,076,964
All other	503,438	338,329	262,498

	$20,023,564	$15,844,627	$11,190,296

Intercompany sales:
Steel mills	$2,405,590	$1,719,937	$1,027,167
Steel products	55,646	43,565	27,453
Raw materials	10,436,379	8,052,986	3,402,084
All other	24,869	8,616	10,888
Corporate/eliminations	(12,922,484)	(9,825,104)	(4,467,592)

	$—	$—	$—

Depreciation expense:
Steel mills	$371,984	$370,458	$357,722
Steel products	53,272	58,429	57,988
Raw materials	92,250	78,308	75,699
All other	56	90	105
Corporate	5,009	4,862	2,521

	$522,571	$512,147	$494,035

Amortization expense:
Steel mills	$—	$262	$400
Steel products	38,743	40,745	40,705
Raw materials	28,215	28,577	30,412
All other	871	871	871
Corporate	—	—	—

	$67,829	$70,455	$72,388

Earnings (loss) before income taxes and noncontrolling interests:
Steel mills	$1,703,933	$778,946	$(350,372)
Steel products	(60,282)	(173,433)	(112,800)
Raw materials	150,029	106,317	(76,965)
All other	4,296	4,344	(14,130)
Corporate/eliminations	(546,164)	(449,059)	140,289

	$1,251,812	$267,115	$(413,978)

Segment assets:
Steel mills	$6,243,965	$5,969,846	$5,446,028
Steel products	2,903,281	2,835,812	2,707,678
Raw materials	2,916,226	2,710,544	2,417,649
All other	152,107	170,174	138,286
Corporate/eliminations	2,354,771	2,235,534	1,862,263

	$14,570,350	$13,921,910	$12,571,904

Capital expenditures:
Steel mills	$181,178	$186,236	$217,690
Steel products	20,918	21,321	37,601
Raw materials	245,337	125,536	113,000
All other	15	24	74
Corporate	3,179	12,177	22,135

	$450,627	$345,294	$390,500

64
XX

Net sales by product are as follows. Further product group breakdown is impracticable.

		(in thousands)
Year Ended December 31,	2011	2010	2009

Net sales to external customers:
Sheet	$5,967,756	$4,952,236	$2,877,140
Bar	3,733,716	2,668,706	2,042,471
Structural	2,049,907	1,633,203	1,275,795
Plate	2,208,866	1,606,615	964,106
Steel products	3,431,490	2,831,209	2,691,322
Raw materials	2,128,391	1,814,329	1,076,964
All other	503,438	338,329	262,498

	$20,023,564	$15,844,627	$11,190,296

23. QUARTERLY INFORMATION (UNAUDITED)

	(in thousands, except per share data)
Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2011
Net sales	$4,833,934	$5,107,809	$5,252,144	$4,829,677
Gross margin(1)	438,409	666,218	475,861	368,109
Net earnings(2)	181,122	321,578	200,111	158,173
Net earnings attributable to Nucor stockholders(2)	159,841	299,773	181,518	137,056

Net earnings per share:
Basic	0.50	0.94	0.57	0.43
Diluted	0.50	0.94	0.57	0.43

2010
Net sales	$3,654,842	$4,195,966	$4,140,069	$3,853,750
Gross margin(3)	212,795	308,037	190,290	132,543
Net earnings(4)	41,194	106,218	50,024	8,887
Net earnings (loss) attributable to Nucor stockholders(4)	30,964	90,992	23,495	(11,359)

Net earnings (loss) per share:
Basic	0.10	0.29	0.07	(0.04)
Diluted	0.10	0.29	0.07	(0.04)

(1)	Nucor incurred LIFO charges of $31.0 million, $32.0 million, $28.0 million and $51.8 million in the first, second, third and fourth quarters, respectively. In the fourth quarter, Nucor recognized a gain of $29.0 million related to the correction of an error in the actuarial calculation associated with the medical plan covering certain eligible early retirees.

(2)	The third quarter includes a pre-tax charge of $13.9 million for impairment of Nucor’s equity investment in a dust recycling project.

(3)	Nucor incurred LIFO charges of $24.0 million, $67.0 million, $50.0 million and $23.0 million in the first, second, third and fourth quarters, respectively.

(4)	The fourth quarter included a charge of $10.0 million for Nucor’s share of the estimated closure costs of the HIsmelt plant.

68
CORPORATE AND STOCK DATA

CORPORATE OFFICE

1915 Rexford Road

Charlotte, North Carolina 28211

Phone 704/366-7000

Fax 704/362-4208

STOCK TRANSFERS

DIVIDEND DISBURSING

DIVIDEND REINVESTMENT

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, New York 11219

Phone 877/715-0504

Fax 718/236-2641

ANNUAL MEETING

The 2011 annual meeting of stockholders will be held at 10:00 a.m. on Thursday, May 10, 2012, at the Charlotte Marriott SouthPark, 2200 Rexford Road, Charlotte, NC.

STOCK LISTING

Nucor’s common stock is traded on the New York Stock Exchange under the symbol NUE. As of January 31, 2012, there were approximately 19,000 stockholders of record.

FORM 10-K

A copy of Nucor’s 2011 annual report filed with the Securities and Exchange Commission (SEC) on Form 10-K is available to stockholders upon request.

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

STOCK PRICE AND DIVIDENDS PAID

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2011
Stock price:
High	$49.24	$48.00	$41.70	$41.57
Low	42.81	38.90	30.72	29.82
Dividends paid	0.3625	0.3625	0.3625	0.3625
2010
Stock price:
High	$50.72	$48.06	$40.90	$44.87
Low	38.93	37.31	35.71	37.00
Dividends paid	0.36	0.36	0.36	0.36

STOCK PERFORMANCE

This graphic comparison assumes the investment of $100 in Nucor Corporation common stock, $100 in the S&P 500 Index and $100 in the S&P Steel Group Index, all at year-end 2006. The resulting cumulative total return assumes that cash dividends were reinvested. Nucor common stock comprised 41% of the S&P Steel Group Index at year end 2011 (48% at year-end 2006).

THIS ANNUAL REPORT HAS BEEN PRINTED ON RECYCLED PAPER.