Form 10-K, Exhibit 13
period 2012-12-31
NUCOR CORP
filed 2013-02-28
CIK 73309

Exhibit 13

2	FINANCIAL HIGHLIGHTS

F I N A N C I A L H I G H L I G H T S	(dollar and share amounts in thousands, except per share data)
	2012	2011	% CHANGE
FOR THE YEAR
Net sales	$19,429,273	$20,023,564	-3%
Earnings:
Earnings before income taxes and noncontrolling interests	852,940	1,251,812	-32%
Provision for income taxes	259,814	390,828	-34%
Net earnings	593,126	860,984	-31%
Earnings attributable to noncontrolling interests	88,507	82,796	7%
Net earnings attributable to Nucor stockholders	504,619	778,188	-35%
Per share:
Basic	1.58	2.45	-36%
Diluted	1.58	2.45	-36%
Dividends declared per share	1.4625	1.4525	1%
Percentage of net earnings to net sales	2.6%	3.9%
Return on average stockholders’ equity	6.7%	10.7%
Capital expenditures	1,019,334	450,627	126%
Depreciation	534,010	522,571	2%
Acquisitions (net of cash acquired)	760,833	3,959	not meaningful
Sales per employee	906	974	-7%
AT YEAR END
Working capital	$ 3,631,796	$ 4,312,022	-16%
Property, plant and equipment, net	4,283,056	3,755,604	14%
Long-term debt (including current maturities)	3,630,200	4,280,200	-15%
Total Nucor stockholders’ equity	7,641,571	7,474,885	2%
Per share	24.06	23.60	2%
Shares outstanding	317,663	316,749	—
Employees	22,200	20,800	7%

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

OVERVIEW

MACROECONOMIC CONDITIONS

After four years of recession, the worst the United States has experienced in decades, we still do not see any real and sustained signs of a full recovery. The pace and degree of the economic recovery can be characterized as anemic at best. Our nation’s unemployment rate remains high due to the loss of millions of jobs during the recession, the slow pace of the recovery and the uncertainty surrounding domestic fiscal policies. In some sectors of the economy, particularly housing and nonresidential construction, the recovery has been modest at best. Employment is not expected to regain the peak reached during the most recent economic cycle for several more years. Until a stronger job recovery takes hold, consumer confidence and spending will be inconsistent, indirectly negatively affecting demand for our products. Macro-level uncertainties in world markets will almost certainly continue to weigh on global and domestic growth in 2013. We believe our net sales and financial results will be stronger in 2013 than in 2012, but they will continue to be adversely affected by these general economic factors as well as by the conditions specific to the steel industry that are described below.

CONDITIONS IN THE STEEL INDUSTRY

The steel industry has always been cyclical in nature, but North American producers of steel and steel products have been facing and are continuing to face some of the most challenging market conditions they have experienced in decades. The average capacity utilization rate of U.S. steel mills was at a historically unprecedented low of 52% in 2009. Since then, the average capacity utilization rate increased to approximately 75% in both 2012 and 2011. These rates, though improved, still compare unfavorably to capacity utilization rates of 81% and 87% in 2008 and 2007, respectively. As domestic demand for steel and steel products is expected to improve only slightly in 2013, it is unlikely that average capacity utilization rates will increase significantly. The average utilization rates of all operating facilities in our steel mills, steel products and raw materials segments were approximately 74%, 60% and 63%, respectively, in 2012, compared with 74%, 57% and 70% respectively, in 2011.

The steel industry has also historically been characterized by overcapacity and intense competition for sales among producers. This aspect of the industry remains true today despite the bankruptcies of numerous domestic steel companies and ongoing global steel industry consolidation. The recent addition of new production capacity in the United States, as well as the very rapid and extraordinary increase in China’s total production of steel in the last decade, have exacerbated this overcapacity issue domestically as well as globally.

Imports of steel increased approximately 17% in 2012 and continued to significantly affect our domestic markets. Imported steel and steel products continue to present unique challenges for us because foreign producers often benefit from government subsidies, either directly through government-owned enterprises or indirectly through government-owned or controlled financial institutions. Foreign imports accounted for approximately 24% of the U.S. steel market in 2012. In particular, competition from China, the world’s largest producer and exporter of steel, which produces more than 45% of the steel produced globally, is a major challenge. Chinese producers, many of which are government-owned in whole or in part, continue to benefit from their government’s manipulation of foreign currency exchange rates and from the receipt of government subsidies, which allows them to sell steel into our markets at artificially low prices.

China is not only selling steel at artificially low prices into our domestic market but also across the globe. When they do so, steel products which would otherwise have been consumed by the local steel customers in other countries are displaced into global markets, which compounds the issue. In a more indirect manner, but still significant, is the import of fabricated steel products, such as oil country tubular goods, wind towers and other construction components that were produced in China.

OUR CHALLENGES AND RISKS

Sales of many of our products are dependent upon capital spending in the nonresidential construction markets in the United States, including in the industrial and commercial sectors, as well as capital spending on infrastructure that is publicly funded such as bridges, schools, prisons and hospitals. Unlike recoveries from past recessions, the recovery from the recession of 2008-2009 has not included a strong recovery in the severely depressed nonresidential construction market. In fact, capital spending on nonresidential construction projects continues to show little, if any, strength, posing a significant challenge to our business. We do not expect to see strong growth in our net sales until we see a sustained increase in capital spending on these types of construction projects.

Artificially cheap exports by some of our major foreign competitors to the United States and elsewhere reduce our net sales and adversely impact our financial results. Direct steel imports in 2012 accounted for a 24% share of the U.S. market despite significant unused domestic steelmaking capacity. Aggressive enforcement of trade rules by the World Trade Organization

(WTO) to limit unfairly traded imports remains uncertain, although it is critical to our ability to remain competitive. We have been encouraged by recent actions the United States government has taken before the WTO to challenge some of China’s trade practices as violating world trade rules, and we continue to believe that assertive enforcement of world trade rules must be one of the highest priorities of the United States government.

A major uncertainty we continue to face in our business is the price of our principal raw material, ferrous scrap, which is volatile and often increases rapidly in response to changes in domestic demand, unanticipated events that decrease the flow of scrap into scrap yards and increased foreign demand for scrap. Increasing our prices for the products we sell quickly enough to offset increases in the prices we pay for ferrous scrap is challenging but critical to maintaining our profitability. We attempt to manage this risk via a raw material surcharge mechanism, which our customers understand is a necessary response by us to the market forces of supply and demand for our raw materials. The surcharge mechanism functions to offset changes in prices of our raw materials and is based upon widely available market indices for prices of scrap and other raw materials. We monitor changes in those indices closely and make adjustments as needed, generally on a monthly basis, to our surcharges and sometimes directly to the selling prices for our products. The surcharges are determined from a base scrap price and can differ by product. To help mitigate the scrap price risk, we also aim to manage scrap inventory levels at the steel mills to match the anticipated demand over the next several weeks for various steel products. Certain scrap substitutes, including pig iron, have longer lead times for delivery than scrap. Our raw material surcharge mechanism works best when demand for the affected products ranges from stable to strong. Then, we are generally able to pass through relatively quickly the increased costs of ferrous scrap and scrap substitutes and protect our gross margins from significant erosion. The surcharge mechanism can be less effective when the demand for our products is weak.

Although the majority of our steel sales are to spot market customers who place their orders each month based on their business needs and our pricing competitiveness compared to both domestic and global producers and trading companies, we also sell contract tons, primarily in our sheet operations. Slightly more than 55% of our sheet sales were to contract customers in 2012 (50% and 40% in 2011 and 2010, respectively), with the balance in the spot market at the prevailing prices at the time of sale. Steel contract sales outside of our sheet operations are not significant. The amount of tons sold to contract customers depends on the overall market conditions at the time, how the end-use customers see the market moving forward and the strategy that Nucor management believes is appropriate to the upcoming period. Nucor management considerations include maintaining an appropriate balance of spot and contract tons based on market projections and appropriately supporting our diversified customer base. The percentage of tons that is placed under contract also depends on the overall market dynamics and customer negotiations. In years of strengthening demand, we typically see an increase in the percentage of sheet sales sold under contract as our customers have an expectation that transaction prices will rapidly rise and available capacity will quickly be sold out. To mitigate this risk, customers prefer to enter into contracts in order to obtain committed volumes of supply from the mills. Our contracts include a method of adjusting prices on a periodic basis to reflect changes in the market pricing for steel and/or scrap. Market indices for steel generally trend with scrap pricing changes. Since the selling price adjustments are not immediate, there will always be a timing difference between changes in the prices we pay for raw materials and the adjustments we make to our contract selling prices. Generally, in periods of increasing scrap prices, we experience a short-term margin contraction on contract tons. Conversely, in periods of decreasing scrap prices, we typically experience a short-term margin expansion. Contract sales typically have terms ranging from six to twelve months.

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

Finally, due to our natural gas working interest drilling programs with Encana, a substantial or extended decline in natural gas prices could have a material adverse effect on these programs and, by extension, us. A substantial or extended decline in the price of natural gas could result in a delay or cancellation of existing or future drilling programs or curtailment in production at some properties, all of which could have an adverse effect on our revenues, profitability and cash flows. In addition, natural gas drilling and production are subject to intense federal and state regulation as well as to public interest in environmental protection. Such regulation and interest, when coupled, could result in these drilling programs being forced to comply with certain unknown regulations in the future, resulting in unknown impacts on the programs’ ability to achieve the cost and hedge benefits we expect from the programs.

OUR STRENGTHS AND OPPORTUNITIES

We are North America’s most diversified steel producer. As a result, our short-term performance is not tied to any one market. The pie chart below shows the diversity of our product mix by total tons sold to outside customers in 2012.

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

EVALUATING OUR OPERATING PERFORMANCE

We report our results of operations in three segments: steel mills, steel products and raw materials. Most of the steel we produce in our mills is sold to outside customers, but a significant percentage is used internally by some of the facilities in our steel products segment.

We begin measuring our performance by comparing our net sales, both in total and by individual segment, during a reporting period with our net sales in the corresponding period in the prior year. In doing so, we focus on changes in and the reasons for such changes in the two key variables that have the greatest influence on our net sales, average sales price per ton during the period and total tons shipped to outside customers.

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

Another factor affecting our gross margins in any given period is the application of the last-in, first-out (LIFO) method of accounting to a substantial portion of our inventory (45% of total inventories as of December 31, 2012). LIFO charges or credits for interim periods are based on management’s interim period-end estimates, after considering current and anticipated market conditions, of both inventory costs and quantities at fiscal year end. The actual year end amounts may differ significantly from these estimated interim amounts. Annual LIFO charges or credits are largely based on the relative changes in cost and quantities year over year, primarily with raw material inventory in the steel mills segment.

Because we are such a large user of energy, material changes in energy costs per ton can significantly affect our gross margins as well. Lower energy costs per ton increase our gross margins. Generally, our energy costs per ton are lower when the average utilization rates of all operating facilities in our steel mills segment are higher.

Changes in marketing, administrative and other expenses, particularly profit sharing costs, can have a material effect on our results of operations for a reporting period as well. Profit sharing costs vary significantly from period to period as they are based upon changes in our pre-tax earnings and are a reflection of our pay-for-performance system that is closely tied to our levels of production.

EVALUATING OUR FINANCIAL CONDITION

We evaluate our financial condition each reporting period by focusing primarily on the amounts of and reasons for changes in cash provided by operating activities, our current ratio, the turnover rate of our accounts receivable and inventories, the amount and reasons for changes in cash used in investing activities, the amount and reasons for changes in cash provided by financing activities and our cash and cash equivalents and short-term investments position at period end. Our conservative financial practices have served us well in the past and are serving us well today. As a result, our financial position remains strong despite the negative effects on our business of the continued weakness in the domestic and global economies.

COMPARISON OF 2012 TO 2011

RESULTS OF OPERATIONS

NET SALES

Net sales to external customers by segment for 2012 and 2011 were as follows:

			(in thousands)
Year Ended December 31,	2012	2011	% Change
Steel mills	$13,317,980	$13,960,245	-5%
Steel products	3,738,381	3,431,490	9%
Raw materials	1,909,095	2,128,391	-10%
All other	463,817	503,438	-8%

Total net sales to external customers	$19,429,273	$20,023,564	-3%

Net sales for 2012 decreased 3% from the prior year. The average sales price per ton decreased 3% from $869 in 2011 to $841 in 2012, while total tons shipped to outside customers only slightly increased.

In the steel mills segment, production and sales tons were as follows:

			(in thousands)
Year Ended December 31,	2012	2011	% Change
Steel production	19,865	19,561	2%
Outside steel shipments	16,825	16,796	—
Inside steel shipments	3,417	3,329	3%
Total steel shipments	20,242	20,125	1%

Net sales to external customers in the steel mills segment decreased 5% due to a 5% decrease in the average sales price per ton from $832 in 2011 to $792 in 2012, partially offset by a slight increase in tons sold to outside customers. Total production levels at the steel mills increased 2% due to a slight increase in outside shipments as well as an increase of approximately 88,000 tons supplied to other Nucor businesses.

The average sales price per ton in the steel mills segment declined each quarter during 2012. The average sales price per ton in the fourth quarter of 2012 was $751, a decrease of 9% from $824 in the first quarter of 2012. The most significant decreases in average selling prices were for our sheet, bar and plate products, which were impacted by an import surge across most products that began in late 2011 and continued through 2012. In addition, new domestic capacity that began ramping up production in 2011 also added downward pressure on pricing in 2012. Average selling prices for our structural products group would have been relatively flat year over year, but the addition of Skyline’s distribution business caused an increase in average selling prices for structural products. Acquired on June 20, 2012, Skyline has higher average sales prices for its products because of the value-added functions it provides to its customers. Manufactured goods, including automotive, energy and heavy equipment, were the strongest end markets in 2012, much like they were in 2011. Construction markets did show some modest improvement, but remain at historically anemic levels.

Tonnage data for the steel products segment is as follows:

			(in thousands)
Year Ended December 31,	2012	2011	% Change
Joist production	291	288	1%
Deck sales	308	312	-1%
Cold finished sales	492	494	—
Fabricated concrete reinforcing steel sales	1,180	1,074	10%

Net sales to external customers in the steel products segment increased 9% over 2011 due to a 4% increase in tons sold to outside customers and a 5% increase in the average sales price per ton from $1,355 to $1,417. Pricing of joists, deck, metal buildings and components and rebar fabricated products improved over the prior year as nonresidential construction activity has shown modest improvement; however, sales in the steel products segment remain depressed as demand in the nonresidential construction market remains weak. Pricing and volumes of cold finished bar products decreased slightly from the prior year. Net sales to external customers in this segment decreased 11% in the fourth quarter of 2012 from the third quarter because of typical seasonality in the nonresidential construction market.

Sales of rebar fabricated products contributed most significantly to the year-over-year increases in volumes and prices in the steel products segment due to the modest improvement in nonresidential construction activity.

Sales for the raw materials segment decreased 10% from 2011 primarily due to decreased pricing and decreased volumes in DJJ’s brokerage operations. Approximately 85% of outside sales in the raw materials segment in 2012 were from brokerage operations of DJJ and approximately 13% of the outside sales were from the scrap processing facilities (86% and 13%, respectively, in 2011).

The “All other” category includes Nucor’s steel trading businesses. The year-over-year decrease in sales is due to decreases in both volume and price.

GROSS MARGIN

In 2012, Nucor recorded gross margins of $1.51 billion (8%) compared to $1.88 billion (9%) in 2011. The year-over-year dollar and gross margin decreases were primarily the result of the 3% decrease in the average sales price per ton. Additionally, gross margins were impacted by the following factors:

•	In the steel mills segment, the average scrap and scrap substitute cost per ton used decreased 7% from $439 in 2011 to $407 in 2012; however, metal margins also decreased from 2011.

The average scrap and scrap substitute cost per ton used decreased each quarter during 2012. However, the average sales price per ton also decreased each quarter of 2012 for all of the products within our steel mills segment except for structural. The decrease in sales prices and the resulting decrease in metal margins is primarily the result of new domestic suppliers and very high import levels in 2012 that increased from 2011 levels.

Scrap prices are driven by global supply and demand. We experienced more quarterly volatility in scrap costs during 2012 than in 2011, with an overall downward trend in scrap prices. We anticipate that scrap costs will be less volatile going forward until we see stronger market demand either domestically or globally.

•

Nucor’s gross margins are significantly impacted by the application of the LIFO method of accounting. LIFO charges or credits are largely based on the relative changes in cost and quantities year over year, primarily within raw material inventory in the steel mills segment. The average scrap and scrap substitute cost per ton in ending inventory within our steel mills segment at December 31, 2012 decreased 13% as compared to December 31, 2011, which was partially offset by increased quantities included in ending inventory. As a result of these factors, Nucor recorded a LIFO credit of $155.9 million (a LIFO charge of $142.8 million in 2011). The decrease in cost per ton was driven by decreases in the demand for steel and the related raw materials.

•	Nucor’s 2012 gross margins were negatively impacted by $48.8 million in inventory related purchase accounting adjustments associated with our acquisition of Skyline.
•

Total energy costs decreased $2 per ton from 2011 to 2012 due primarily to lower natural gas unit costs. Due to the efficiency of Nucor’s steel mills, energy costs remained less than 6% of the sales dollar in 2012 and 2011. Total energy costs per ton in the fourth quarter of 2012 were higher than in the first and second quarters of 2012, but decreased $2 per ton from the third quarter of 2012. The decrease from the third quarter to the fourth quarter was due to lower electricity unit costs.

•

Gross margins related to DJJ’s scrap processing operations were significantly lower in 2012 compared to 2011. The decrease was due to conditions in the scrap processing industry, in which excess shredding capacity increased competition for raw materials. As scrap selling prices decreased throughout the year, DJJ experienced severe downward pressure on margins in 2012.

•

Gross margins were impacted in the fourth quarter of 2011 by a non-cash gain of $29.0 million as a result of the correction of an actuarial calculation related to the medical plan covering certain eligible early retirees.

•	Gross margins in 2012 were positively affected by the improved performance of our steel products segment, which experienced gross margin improvement between the third and fourth quarters.

MARKETING, ADMINISTRATIVE AND OTHER EXPENSES

The largest component of marketing, administrative and other expenses is profit sharing costs. Profit sharing costs, which are based upon and fluctuate with pre-tax earnings, decreased from 2011 to 2012. In 2012, profit sharing costs consisted of $77.7 million of contributions, including the Company’s matching contribution, made to the Company’s Profit Sharing and Retirement Savings Plan for qualified employees ($117.7 million in 2011). Other bonus costs also fluctuate based on Nucor’s achievement of certain financial performance goals, including comparisons of Nucor’s financial performance to peers in the steel industry and other companies. Stock-based compensation included in marketing, administrative and other expenses increased by 1% to $25.0 million in 2012 compared with $24.7 million in 2011 and includes costs associated with vesting of stock awards granted in prior years.

In 2012, marketing, administrative and other expenses included a charge of $17.6 million for the loss on the sale of the assets of Nucor Wire Products Pennsylvania, Inc. Also contributing to the increase in marketing, administrative and other expenses in 2012 was the inclusion of Skyline’s results since the acquisition date and a general increase in expenses in the steel products segment related to increased shipments to outside customers.

EQUITY IN LOSSES OF UNCONSOLIDATED AFFILIATES

Nucor incurred equity method investment losses of $13.3 million and $10.0 million in 2012 and 2011, respectively. Included in equity method losses is amortization expense associated with the purchase of equity method investments. The increase in the equity method investment losses from 2012 to 2011 is primarily due to an increase in losses generated by Duferdofin Nucor S.r.l. The markets served by Duferdofin Nucor continue to be negatively affected by global economic weakness and lower-priced imports from foreign steel producers receiving government subsidies. Equity in losses of unconsolidated affiliates was $4.2 million in the fourth quarter of 2012 compared to earnings of $4.1 million in the fourth quarter of 2011 and losses of $2.3 million in the third quarter of 2012. The change in equity method losses from the fourth quarter of 2011 is mainly due to the reversal of a deferred tax asset valuation allowance of $7.1 million related to the Duferdofin Nucor joint venture’s Italian net operating loss carryforward. This valuation allowance was reversed in the fourth quarter of 2011 as a result of changes in Italian tax regulations in December 2011.

IMPAIRMENT OF NON-CURRENT ASSETS

In 2012, Nucor recorded $30.0 million in charges for impairment of non-current assets compared with $13.9 million in 2011. In the second quarter of 2012, Nucor concluded that a triggering event had occurred requiring assessment for impairment of its equity investment in Duferdofin Nucor due to the continued declines in the global demand for steel, the escalated economic and political turmoil in Europe and continued operating performance well below budgeted levels through the first half of 2012. Duferdofin Nucor’s updated unfavorable forecast of future operating performance was also a contributing factor. After completing its assessment, Nucor determined that the carrying amount exceeded its estimated fair value on an other-than-temporary basis and recorded a $30.0 million impairment charge against the Company’s investment in Duferdofin Nucor. The entire impairment charge recorded in 2011 relates to the impairment of Nucor’s investment in a dust recycling joint venture that has since been terminated.

INTEREST EXPENSE (INCOME)

Net interest expense is detailed below:

(in thousands)

Year Ended December 31,	2012	2011
Interest expense	$173,503	$178,812
Interest income	(11,128)	(12,718)

Interest expense, net	$162,375	$166,094

The 3% decrease in gross interest expense from 2011 is primarily attributable to a 3% decrease in average debt outstanding and a slight decrease in the average interest rate. Gross interest income decreased 13% due primarily to a 14% decrease in average investments.

EARNINGS BEFORE INCOME TAXES AND NONCONTROLLING INTERESTS

Earnings before income taxes and noncontrolling interests by segment for 2012 and 2011 are as follows:

(in thousands)

Year Ended December 31,	2012	2011
Steel mills	$1,161,449	$1,808,859
Steel products	(17,140)	(60,282)
Raw materials	55,264	156,180
All other	821	4,296
Corporate/eliminations	(347,454)	(657,241)

Earnings before income taxes and noncontrolling interests	$852,940	$1,251,812

Earnings before income taxes and noncontrolling interests in the steel mills segment for 2012 decreased 36% from 2011. A major factor behind the decrease is that metal margin dollars decreased from 2011 resulting from the factors described above. Other factors impacting the profitability of the steel mills segment in 2012 were the $30.0 million impairment charge related to Duferdofin

Nucor and the $48.8 million of inventory related purchase accounting adjustments related to Skyline. Earnings before income taxes and noncontrolling interests in the steel mills segment decreased during the first three quarters of 2012, but were flat between the third and fourth quarters. The market conditions that have impacted the steel mills segment include an import surge across most products that began late in 2011 and continued through 2012. Preliminary U.S. Census Bureau data for December of 2012 indicate full year 2012 imports were 26.7 million tons, which is an increase of 17% from 2011 imports of 22.8 million tons. In addition, U.S. sheet steel markets have been negatively impacted by new domestic supply that began ramping up production in 2011. The strongest end markets continue to be manufactured goods including automotive, energy and heavy equipment.

Losses before income taxes and noncontrolling interests in the steel products segment in 2012 decreased from 2011. The 2012 loss was impacted by the $17.6 million loss on the sale of assets of Nucor Wire Products Pennsylvania, Inc. The steel products segment results improved significantly throughout the year, with fourth quarter of 2012 earnings before income taxes and noncontrolling interests of $17.0 million compared with the first quarter loss before income taxes and noncontrolling interests of $33.0 million. At our rebar fabrication businesses, 2012 shipments to outside customers increased 10% over 2011, which led to improved profitability within the segment. Although the segment has experienced market share gains, improved pricing and effective management of costs, the profitability of this segment remains weak due to the continued challenging conditions in the nonresidential construction market.

The profitability of our raw materials segment, particularly DJJ, decreased significantly from 2011 primarily due to continued margin compression at the scrap processing operations resulting from falling scrap selling prices and excess shredding capacity.

The improvements in results in Corporate/eliminations in 2012 were primarily due to the change in LIFO from a charge to a credit and lower profit sharing and incentive compensation costs.

NONCONTROLLING INTERESTS

Noncontrolling interests represent the income attributable to the minority interest partners of Nucor’s joint ventures, primarily Nucor-Yamato Steel Company (NYS) of which Nucor owns 51%. The 7% increase in noncontrolling interests was primarily attributable to the increased earnings of NYS, which were primarily due to increases in volumes and changes in product mix. Under the NYS limited partnership agreement, the minimum amount of cash to be distributed each year to the partners is the amount needed by each partner to pay applicable U.S. federal and state income taxes.

PROVISION FOR INCOME TAXES

The effective tax rate in 2012 was 30.5% compared with 31.2% in 2011. The change in the rate between 2011 and 2012 was primarily due to the change in relative proportions of net earnings attributable to noncontrolling interests to total pre-tax earnings, a greater benefit in 2012 from the domestic manufacturing deduction and the recognition of a deferred tax asset related to state tax credit carryforwards and the adjustment of tax expense to previously filed returns. Nucor has concluded U.S. federal income tax matters for years through 2006. The 2008 through 2012 tax years are open to examination by the Internal Revenue Service. The years 2004 and 2007 are open to the extent net operating losses were carried back. The Canada Revenue Agency has completed an audit examination for the periods 2006 to 2008 for Harris Steel Group Inc. and subsidiaries with immaterial adjustments to the income tax returns. The tax years 2008 through 2012 remain open to examination by other major taxing jurisdictions to which Nucor is subject (primarily Canada and other state and local jurisdictions).

NET EARNINGS AND RETURN ON EQUITY

Nucor reported net earnings of $504.6 million, or $1.58 per diluted share, in 2012 compared to net earnings of $778.2 million, or $2.45 per diluted share, in 2011. Net earnings attributable to Nucor stockholders as a percentage of net sales were 3% in 2012 and 4% in 2011. Return on average stockholders’ equity was 7% and 11% in 2012 and 2011, respectively.

COMPARISON OF 2011 TO 2010

RESULTS OF OPERATIONS

NET SALES

Net sales to external customers by segment for 2011 and 2010 were as follows:

(in thousands)

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

Net sales to external customers in the steel mills segment increased 29% due to a 6% increase in tons sold to outside customers and a 21% increase in the average sales price per ton from $689 in 2010 to $832 in 2011. Total production levels at the steel mills increased 7% due to an increase in outside shipments as well as an increase of more than 500,000 tons supplied to other Nucor divisions.

Tonnage data for the steel products segment was as follows:

(in thousands)

Year Ended December 31,	2011	2010	% Change
Joist production	288	276	4%
Deck sales	312	306	2%
Cold finished sales	494	462	7%
Fabricated concrete reinforcing steel sales	1,074	981	9%

Net sales to external customers in the steel products segment increased 21% over 2010 due to a 7% increase in tons sold to outside customers and a 13% increase in the average sales price per ton from $1,194 to $1,355. Sales of cold finished bar products contributed most significantly to the year-over-year increases in volumes and prices due to improved demand in heavy equipment and transportation markets. While 2011 pricing of joists, deck, cold finished bar products and rebar fabricated products improved over 2010, sales in the steel products segment were weak due to the depressed levels of demand in the nonresidential construction market.

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

GROSS MARGIN

In 2011, Nucor recorded gross margins of $1.88 billion (9%) compared to $783.7 million (5%) in 2010. The year-over-year dollar and gross margin increases were primarily the result of the 21% increase in the average sales price per ton and the 5% increase in tons shipped to outside customers. Additionally, gross margins were impacted by the following factors:

•

In the steel mills segment, the average scrap and scrap substitute cost per ton used increased 25% from $351 in 2010 to $439 in 2011; however, metal margins also increased. Metal margins for the full year 2011 were at their highest level since 2008. This metal margin expansion demonstrated our historical experience of rising scrap prices leading, after a short lag, to higher metal margins.

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

MARKETING, ADMINISTRATIVE AND OTHER EXPENSES

Profit sharing costs increased more than fivefold from 2010 to 2011 due to the Company’s increased profitability in 2011. In 2011, profit sharing costs consisted of $117.7 million of contributions, including the Company’s matching contribution, made to the Company’s Profit Sharing and Retirement Savings Plan for qualified employees ($22.1 million in 2010). Stock-based compensation included in marketing, administrative and other expenses increased 56% to $24.7 million in 2011 compared with $15.8 million in 2010 and includes costs associated with vesting of stock awards granted in prior years.

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

IMPAIRMENT OF NON-CURRENT ASSETS

In 2011, Nucor recorded $13.9 million in charges for impairment of non-current assets (none in 2010). The 2011 impairment charge relates to the impairment of Nucor’s investment in a dust recycling joint venture.

INTEREST EXPENSE (INCOME)

Net interest expense is detailed below:

(in thousands)

Year Ended December 31,	2011	2010
Interest expense	$178,812	$161,140
Interest income	(12,718)	(8,047)
Interest expense, net	$166,094	$153,093

The 11% increase in gross interest expense over 2010 is attributable to a 29% increase in average debt outstanding, partially offset by a 14% decrease in the average interest rate. Gross interest income increased 58% due to a 76% increase in average investments, partially offset by a 16% decrease in average interest rate earned on investments.

EARNINGS BEFORE INCOME TAXES AND NONCONTROLLING INTERESTS

Earnings before income taxes and noncontrolling interests by segment for 2011 and 2010 are as follows:

(in thousands)

Year Ended December 31,	2011	2010
Steel mills	$1,808,859	$872,566
Steel products	(60,282)	(173,433)
Raw materials	156,180	122,393
All other	4,296	4,344
Corporate/eliminations	(657,241)	(558,755)
Earnings before income taxes and noncontrolling interests	$1,251,812	$267,115

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

Losses before income taxes and noncontrolling interests in the steel products segment in 2011 decreased from 2010. The strongest performer in the steel products segment was the cold finished business due to improved demand in the heavy equipment and transportation markets.

The profitability of our raw materials segment, particularly DJJ, increased over 2010 as higher selling prices in the scrap market allowed for margin enhancement.

NONCONTROLLING INTERESTS

The 15% increase in noncontrolling interests in 2011 over 2010 was primarily attributable to the increased earnings of NYS, which were due to improvements in the structural steel market.

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

In 2011, Nucor increased its revolving credit facility to $1.5 billion and extended its maturity date to December 2016. The revolving credit facility was undrawn and Nucor had no commercial paper outstanding at December 31, 2012. We believe our financial strength is a key strategic advantage among domestic steel producers, particularly during recessionary business cycles. We currently carry the highest credit ratings of any metals and mining company in North America with an A rating from Standard & Poor’s and an A3 rating from Moody’s. Based upon these ratings, we expect to continue to have adequate access to the capital markets at a reasonable cost of funds for liquidity purposes when needed. Our credit ratings are dependent, however, upon a number of factors, both qualitative and quantitative, and are subject to change at any time. If the credit agencies were to downgrade our credit ratings in the future, we could experience greater difficulty in obtaining new financing or higher interest rates paid on those borrowed funds. The disclosure of our credit ratings is made in order to enhance investors’ understanding of our sources of liquidity and the impact of our credit ratings on our cost of funds.

Nucor’s cash and cash equivalents and short-term investments position remains robust at $1.16 billion as of December 31, 2012, and an additional $275.2 million of restricted cash and investments is available for use in the construction of the DRI facility in Louisiana. Approximately $186.2 million and $181.3 million of the cash and cash equivalents position at December 31, 2012 and December 31, 2011, respectively, was held by our majority-owned joint ventures.

Selected Measures of Liquidity and Capital Resources:

(dollars in thousands)

December 31,	2012	2011
Cash and cash equivalents	$1,052,862	$1,200,645
Short-term investments	$104,167	$1,362,641
Restricted cash and investments	$275,163	$585,833
Working capital	$3,631,796	$4,312,022
Current ratio	2.8	2.8

The current ratio was 2.8 at year end 2012 and 2011. The current ratio was negatively impacted by a 55% decrease from 2011 in cash and short-term investments, which were sold primarily to provide funding for the Skyline acquisition, for our capital expenditures and for our scheduled debt repayments. This decrease was partially offset by the 17% increase in inventories primarily attributable to the acquisition of Skyline. The impact of the increase in inventory tons on hand at year end was partially offset by a 13% decrease in scrap cost per ton in ending inventory. The ratio was also impacted by a 57% decrease from 2011 in long-term debt due within one year and short-term debt, due primarily to the repayment of $650 million in debt partially offset by the reclassification to a current liability of $250 million of long-term debt that matures in 2013.

Due primarily to the 8% decrease in net sales in the fourth quarter of 2012 compared with the prior year fourth quarter, accounts receivable decreased slightly from 2011. The slight decrease in accounts receivable is the result of lower sales prices and lower sales volumes in the fourth quarter of 2012 as compared with sales volumes in the fourth quarter of 2011. These decreases were offset by increases related to the acquisition of Skyline. In 2012, total accounts receivable turned approximately monthly and inventories turned approximately every six weeks. These turnover rates are comparable to Nucor’s historical performance.

Funds provided by operations, cash and cash equivalents, short-term investments and new borrowings under existing credit facilities are expected to be adequate to meet future capital expenditure and working capital requirements for existing operations for at least the next 24 months.

We have a simple capital structure with no off-balance sheet arrangements or relationships with unconsolidated special purpose entities that we believe could have a material impact on our financial condition or liquidity.

OPERATING ACTIVITIES
Cash provided by operating activities was $1.20 billion in 2012 compared with $1.03 billion in 2011, an increase of 16%. The changes in operating assets and liabilities of ($86.1) million in 2012 compared with ($551.4) million in 2011 were partially offset by the decrease in net earnings from the prior year. The funding of working capital decreased from the prior year due to slightly lower levels of operations in 2012 and decreases in the costs of raw materials and selling prices.
INVESTING ACTIVITIES
Our business is capital intensive; therefore, cash used in investing activities represents capital expenditures for new facilities, the expansion and upgrading of existing facilities and the acquisition of other companies. Nucor invested $947.6 million in new facilities (exclusive of acquisitions) and expansion or upgrading of existing facilities in 2012 compared with $438.9 million in 2011, an increase of 116%. Nucor invested $760.8 million in the acquisition of other companies (primarily Skyline) in 2012 compared with just $4.0 million in 2011. Nucor’s capital investment and maintenance practices give us the flexibility to reduce our current spending on our facilities to low levels during severely depressed market conditions such as we experienced in recent years.

Despite the increases in capital expenditures and acquisitions, cash used in investing activities decreased from 2011. The decrease in cash used in investing activities was impacted by the net increase of $1.76 billion in proceeds from the sale of investments and restricted investments (net of purchases), which were mainly sold in order to fund acquisitions, capital expenditures and the payment of $650.0 million to retire maturing long-term debt.

FINANCING ACTIVITIES

Cash used in financing activities was $1.15 billion in 2012 compared with $495.0 million in 2011. In the fourth quarter of 2012, Nucor paid $650.0 million to retire maturing long-term debt, which accounts for the majority of the increase.

In 2012, Nucor increased its quarterly base dividend resulting in dividends paid of $466.4 million ($461.5 million in 2011).

Although there were no repurchases in 2012 or 2011, approximately 27.2 million shares remain authorized for repurchase under the Company’s stock repurchase program.

Our credit facility includes only one financial covenant, which is a limit of 60% on the ratio of funded debt to total capitalization. In addition, the credit facility contains customary non-financial covenants, including a limit on Nucor’s ability to pledge the Company’s assets and a limit on consolidations, mergers and sales of assets. Our funded debt to total capital ratio was 32% and 36% at year-end 2012 and 2011, respectively, and we were in compliance with all other covenants under our credit facility.

MARKET RISK

Nucor’s largest exposure to market risk is in our steel mills and steel products segments. Our utilization rates for the steel mills and steel products facilities for the fourth quarter of 2012 were 71% and 56%, respectively. A significant portion of our steel and steel products segments sales are into the commercial, industrial and municipal construction markets, which continue to be depressed. Our largest single customer in 2012 represented approximately 5% of sales and consistently pays within terms. In the raw materials segment, we are exposed to price fluctuations related to the purchase of scrap steel and iron ore. Our exposure to market risk is mitigated by the fact that our steel mills use a significant portion of the products of this segment.

The majority of Nucor’s tax-exempt industrial revenue bonds (IDRBs), including the Gulf Opportunity Zone bonds, have variable interest rates that are adjusted weekly, with the rate of one IDRB adjusted annually. These IDRBs represent 28% of Nucor’s long-term debt outstanding at December 31, 2012. The remaining 72% of Nucor’s long-term debt is at fixed rates. Future changes in interest rates are not expected to significantly impact earnings. From time to time, Nucor makes use of interest rate swaps to manage interest rate risk. As of December 31, 2012, there were no such contracts outstanding. Nucor’s investment practice is to invest in securities that are highly liquid with short maturities. As a result, we do not expect changes in interest rates to have a significant impact on the value of our investment securities recorded as short-term investments.

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

The Company is exposed to foreign currency risk through its operations in Canada, Europe, Trinidad and Colombia. We periodically use derivative contracts to mitigate the risk of currency fluctuations.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following table sets forth our contractual obligations and other commercial commitments as of December 31, 2012 for the periods presented:

(in thousands)

	Payments Due By Period
Contractual Obligations	Total	2013	2014 - 2015	2016 - 2017	2018 and thereafter
Long-term debt	$ 3,630,200	$ 250,000	$ 19,600	$ 600,000	$2,760,600
Estimated interest on long-term debt(1)	1,705,330	139,347	268,175	265,163	1,032,645
Operating leases	105,253	26,588	37,336	19,308	22,021
Raw material purchase commitments(2)	5,489,808	1,236,004	2,292,049	1,513,241	448,514
Utility purchase commitments(2)	915,879	197,012	168,464	106,314	444,089
Natural gas drilling commitments(3)	4,327,966	279,486	717,700	635,000	2,695,780
Other unconditional purchase obligations(4)	485,160	455,666	14,272	3,416	11,806
Other long-term obligations(5)	324,071	156,825	43,535	20,388	103,323
Total contractual obligations	$16,983,667	$2,740,928	$3,561,131	$3,162,830	$7,518,778

(1)	Interest is estimated using applicable rates at December 31, 2012 for Nucor’s outstanding fixed and variable rate debt.
(2)	Nucor enters into contracts for the purchase of scrap and scrap substitutes, iron ore, electricity, natural gas and other raw materials and related services. These contracts include multi-year commitments and minimum annual purchase requirements and are valued at prices in effect on December 31, 2012, or according to the contract language. These contracts are part of normal operations and are reflected in historical operating cash flow trends. We do not believe such commitments will adversely affect our liquidity position.
(3)	Represents contractual obligations under natural gas working interest drilling programs.
(4)	Purchase obligations include commitments for capital expenditures on operating machinery and equipment.
(5)	Other long-term obligations include amounts associated with Nucor’s early-retiree medical benefits, management compensation and guarantees.
Note:	In addition to the amounts shown in the table above, $80.9 million of unrecognized tax benefits have been recorded as liabilities, and we are uncertain as to if or when such amounts may be settled. Related to these unrecognized tax benefits, we have also recorded a liability for potential penalties and interest of $36.4 million at December 31, 2012.

DIVIDENDS

Nucor has increased its base cash dividend every year since it began paying dividends in 1973. Nucor paid dividends of $1.46 per share in 2012 compared with $1.45 per share in 2011. In December 2012, the board of directors increased the base quarterly dividend to $0.3675 per share. The base quarterly dividend has more than tripled since the end of 2007. In February 2013, the board of directors declared Nucor’s 160th consecutive quarterly cash dividend of $0.3675 per share payable on May 10, 2013 to stockholders of record on March 28, 2013.

OUTLOOK

In 2013, we will continue to take advantage of our position of strength to grow Nucor’s long-term earnings power and shareholder value despite a U.S. economy burdened by a challenging regulatory and overall business environment. Although macro-level uncertainties in world markets will almost certainly affect both global and domestic growth, we anticipate sales and profitability to strengthen. Utilization rates, which were flat when compared to 2011, have continued at a similar pace in early 2013 and we expect this trend to continue as we progress through the first quarter. We expect a more positive trend in earnings as we enter into the second quarter and then into the second half of the year. We are therefore cautiously optimistic regarding full year volume, pricing and profitability. We believe several end-use markets such as automotive, heavy equipment, energy and general manufacturing will experience some real demand improvement that will gain momentum throughout 2013. However, the effect this improvement in demand will have on our operating rates will be challenged by increases in domestic sheet steel capacity as well as continued increases in imported steel. We also expect that we will continue to experience fluctuations in raw material costs in 2013, although we expect the fluctuations to be less volatile than in 2012. The most challenging markets for our products continue to be those associated with residential and nonresidential construction.

We have continued to use our very strong balance sheet to support investments in our facilities that will prepare us for increased profitability as we enter into more favorable market conditions. In 2013, we will continue to allocate capital to investments that build our long-term earnings power. Capital expenditures are currently projected to be approximately $1.1 billion in 2013, which is somewhat higher than in 2012 but more than double the levels of 2009-2011. Included in this total are expenditures for our Louisiana DRI facility, our natural gas related investments, capacity expansion in SBQ steel as well as other investments in our core operations to expand our product offerings and keep them state-of-the-art and globally competitive.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year end, and the reported amount of revenues and expenses during the year. On an ongoing basis, we evaluate our estimates, including those related to the valuation allowances for receivables, the carrying value of non-current assets, reserves for environmental obligations and income taxes. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Accordingly, actual costs could differ materially from these estimates under different assumptions or conditions.

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

LONG-LIVED ASSET IMPAIRMENTS

We evaluate our property, plant and equipment and finite-lived intangible assets for potential impairment on an individual asset basis or at the lowest level asset grouping for which cash flows can be separately identified. Asset impairments are assessed whenever changes in circumstances indicate that the carrying amounts of those productive assets could exceed their projected undiscounted cash flows. In developing estimated values for assets that we currently use in our operations, we utilize judgments and assumptions of future undiscounted cash flows that the assets will produce. When it is determined that an impairment exists, the related assets are written down to estimated fair market value.

Certain long-lived asset groupings were tested for impairment during the fourth quarter of 2012. Undiscounted cash flows for each asset grouping were estimated using management’s long-range estimates of market conditions associated with each asset grouping over the estimated useful life of the principal asset within the group. Our undiscounted cash flow analysis indicated that those long-lived asset groupings were recoverable as of December 31, 2012; however, if our projected cash flows are not realized, either because of an extended recessionary period or other unforeseen events, impairment charges may be required in future periods. A 5% decrease in the projected cash flows of each of our asset groupings would not result in an impairment.

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

Our fourth quarter 2012 annual goodwill impairment analysis did not result in an impairment charge. The excess of fair value over carrying value for the majority of our reporting units improved from 2011 levels. Accordingly, management does not currently believe that future impairment of these reporting units is probable. However, the performance of certain businesses that comprise our reporting units requires continued improvement. A 50 basis point increase in the discount rate, a critical assumption in which a minor change can have a significant impact on the estimated fair value, would not result in an impairment charge.

Nucor will continue to monitor operating results within all reporting units throughout the upcoming year in an effort to determine if events and circumstances warrant further interim impairment testing. Otherwise, all reporting units will again be subject to the required annual impairment test during our fourth quarter of 2013. Changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future operating cash flows and discount rate, could decrease the estimated fair value of our reporting units in the future and could result in an impairment of goodwill.

EQUITY METHOD INVESTMENTS

Investments in joint ventures in which Nucor shares control over the financial and operating decisions but in which Nucor is not the primary beneficiary are accounted for under the equity method. Each of the Company’s equity method investments is subject to a review for impairment if, and when, circumstances indicate that an other-than-temporary decline in value below its carrying amount may have occurred. Examples of such circumstances include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee; a significant adverse change in the regulatory, economic, or technological environment of the investee; a significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates; and recurring negative cash flows from operations. If management considers the decline to be other than temporary, the Company would write down the investment to its estimated fair market value. An other-than-temporary decline in carrying value is determined to have occurred when, in management’s judgment, a decline in fair value below carrying value is of such length of time and/or severity that it is considered permanent.

In the second quarter of 2012, Nucor concluded that a triggering event had occurred requiring assessment for impairment of its equity investment in Duferdofin Nucor due to the continued declines in the global demand for steel, the escalated economic and political turmoil in Europe and continued operating performance well below budgeted levels through the first half of 2012. Duferdofin Nucor’s updated unfavorable forecast of future operating performance was also a contributing factor. After completing its assessment, Nucor determined that the carrying amount exceeded its estimated fair value and recorded a $30.0 million impairment charge against the Company’s investment in Duferdofin Nucor in the second quarter of 2012. This charge is included in impairment of non-current assets in the consolidated statements of earnings. In the fourth quarter of 2012, Nucor reassessed its equity investment in Duferdofin Nucor for impairment. After completing its assessment, the Company determined that the estimated fair value exceeded its carrying amount and that there was no need for further impairment. The assumptions that most significantly affect the fair value determination include projected revenues and the discount rate. Steel market conditions in Europe have continued to be challenging through the fourth quarter of 2012, and, therefore, it is reasonably possible that based on actual performance in the near term the estimates used in our fourth quarter valuation could change and result in further impairment of our investment. Changes in management estimates to the unobservable inputs would change the valuation of the investment. The estimates for the projected revenue and discount rate are the assumptions that most significantly affect the fair value determination.

ENVIRONMENTAL REMEDIATION

We are subject to environmental laws and regulations established by federal, state and local authorities, and we make provisions for the estimated costs related to compliance. Undiscounted remediation liabilities are accrued based on estimates of known environmental exposures. The accruals are reviewed periodically and, as investigations and remediation proceed, adjustments are made as we believe are necessary. Our measurement of environmental liabilities is based on currently available facts, present laws and regulations and current technology.

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

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 2 to our consolidated financial statements for a discussion of new accounting pronouncements adopted by Nucor during 2012 and the expected financial impact of accounting pronouncements recently issued or proposed but not yet required to be adopted.

RECLASSIFICATIONS

In 2012, we began classifying internal fleet and some common carrier costs in cost of products sold in the consolidated statements of earnings. We made this change so that all freight costs will be recorded within the same financial statement line item to allow users of our financial statements to better understand our expense structure. This change resulted in the reclassification of $67.2 million of these costs from marketing, administrative and other expenses to cost of products sold for the year ended December 31, 2011 ($59.9 million in 2010) in order to conform to the current year presentation. Additionally, certain other prior period amounts have been reclassified to conform to current period presentation. These reclassifications did not have an impact on net earnings for the current or any prior periods.

FIVE-YEAR FINANCIAL REVIEW	41

	(dollar and share amounts in thousands, except per share data)
	2012	2011	2010	2009	2008
FOR THE YEAR
Net sales	$19,429,273	$20,023,564	$15,844,627	$11,190,296	$23,663,324
Costs, expenses and other:
Cost of products sold	17,915,735	18,142,144	15,060,882	11,090,230	19,711,437
Marketing, administrative and other expenses	454,900	439,528	331,455	296,951	614,910
Equity in losses of unconsolidated affiliates	13,323	10,043	32,082	82,341	36,920
Impairment of non-current assets	30,000	13,943	—	—	105,183
Interest expense, net	162,375	166,094	153,093	134,752	90,483

	18,576,333	18,771,752	15,577,512	11,604,274	20,558,933
Earnings (loss) before income taxes and noncontrolling interests	852,940	1,251,812	267,115	(413,978)	3,104,391
Provision for (benefit from) income taxes	259,814	390,828	60,792	(176,800)	959,480

Net earnings (loss)	593,126	860,984	206,323	(237,178)	2,144,911
Earnings attributable to noncontrolling interests	88,507	82,796	72,231	56,435	313,921

Net earnings (loss) attributable to Nucor stockholders	504,619	778,188	134,092	(293,613)	1,830,990
Net earnings (loss) per share:
Basic	1.58	2.45	0.42	(0.94)	5.99
Diluted	1.58	2.45	0.42	(0.94)	5.98
Dividends declared per share	1.4625	1.4525	1.4425	1.41	1.91
Percentage of net earnings (loss) to net sales	2.6%	3.9%	0.8%	-2.6%	7.7%
Return on average stockholders’ equity	6.7%	10.7%	1.8%	-3.8%	28.1%
Capital expenditures	1,019,334	450,627	345,294	390,500	1,018,980
Acquisitions (net of cash acquired)	760,833	3,959	64,788	32,720	1,826,030
Depreciation	534,010	522,571	512,147	494,035	479,484
Sales per employee	906	974	777	539	1,155
AT YEAR END
Current assets	$5,661,364	$6,708,081	$5,861,175	$5,182,248	$6,397,486
Current liabilities	2,029,568	2,396,059	1,504,438	1,227,057	1,854,192

Working capital	3,631,796	4,312,022	4,356,737	3,955,191	4,543,294
Cash provided by operating activities	1,200,385	1,031,053	866,794	1,173,194	2,502,063
Current ratio	2.8	2.8	3.9	4.2	3.5
Property, plant and equipment, net	4,283,056	3,755,604	3,852,118	4,013,836	4,131,861
Total assets	14,152,059	14,570,350	13,921,910	12,571,904	13,874,443
Long-term debt (including current maturities)	3,630,200	4,280,200	4,280,200	3,086,200	3,266,600
Percentage of debt to capital(1)	31.5%	35.7%	36.9%	28.9%	28.3%
Total Nucor stockholders’ equity	7,641,571	7,474,885	7,120,070	7,390,526	7,929,204
Per share	24.06	23.60	22.55	23.47	25.25
Shares outstanding	317,663	316,749	315,791	314,856	313,977
Employees	22,200	20,800	20,500	20,400	21,700

(1)	Long-term debt divided by total equity plus long-term debt.

42	MANAGEMENT’S REPORT

M A N A G E M E N T ’ S R E P O R T on internal control over financial reporting

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

Management assessed the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.

Our evaluation did not include the internal controls over financial reporting of Skyline Steel LLC, which was acquired on June 20, 2012. Total assets and total sales for the acquisition represent 3.2% and 2.4%, respectively, of the related consolidated financial statement amounts as of and for the fiscal year ended December 31, 2012.

Based on its assessment, management concluded that Nucor’s internal control over financial reporting was effective as of December 31, 2012. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2012 as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	43

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Nucor Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, comprehensive income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Nucor Corporation and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in Management’s Report on Internal Control Over Financial Reporting, management has excluded Skyline Steel LLC from its assessment of internal control over financial reporting as of December 31, 2012 because it was acquired by the Company in a purchase business combination during 2012. We have also excluded Skyline Steel LLC from our audit of internal control over financial reporting. Skyline Steel LLC is a wholly owned subsidiary whose total assets and total sales represent 3.2% and 2.4%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2012.

PricewaterhouseCoopers LLP

Charlotte, NC

February 28, 2013

44	CONSOLIDATED BALANCE SHEETS

CONSOLIDATED BALANCE SHEETS		(in thousands)
December 31,	2012	2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 15)	$1,052,862	$1,200,645
Short-term investments (Notes 4 and 15)	104,167	1,362,641
Accounts receivable, net (Note 5)	1,707,317	1,710,773
Inventories, net (Note 6)	2,323,641	1,987,257
Other current assets (Notes 10, 14, 15 and 20)	473,377	446,765

Total current assets	5,661,364	6,708,081
PROPERTY, PLANT AND EQUIPMENT, NET (Note 7)	4,283,056	3,755,604
RESTRICTED CASH AND INVESTMENTS (Notes 8 and 15)	275,163	585,833
GOODWILL (Note 9)	2,004,538	1,830,661
OTHER INTANGIBLE ASSETS, NET (Note 9)	959,240	784,640
OTHER ASSETS (Note 10)	968,698	905,531

TOTAL ASSETS	$14,152,059	$14,570,350

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term debt (Notes 12 and 15)	$29,912	$1,826
Long-term debt due within one year (Notes 12 and 15)	250,000	650,000
Accounts payable (Note 11)	1,046,713	958,645
Salaries, wages and related accruals (Notes 17 and 18)	279,898	333,341
Accrued expenses and other current liabilities (Notes 11, 14, 15 and 16)	423,045	452,247

Total current liabilities	2,029,568	2,396,059
LONG-TERM DEBT DUE AFTER ONE YEAR (Notes 12 and 15)	3,380,200	3,630,200
DEFERRED CREDITS AND OTHER LIABILITIES (Notes 16, 17, 18 and 20)	856,917	837,511

TOTAL LIABILITIES	6,266,685	6,863,770

COMMITMENTS AND CONTINGENCIES (Notes 6, 14 and 16)
EQUITY
NUCOR STOCKHOLDERS’ EQUITY (Notes 13 and 17):
Common stock (800,000 shares authorized; 377,013 and 376,239 shares issued, respectively)	150,805	150,496
Additional paid-in capital	1,811,459	1,756,534
Retained earnings	7,124,523	7,111,566
Accumulated other comprehensive income (loss), net of income taxes (Notes 2 and 14)	56,761	(38,177)
Treasury stock (59,350 and 59,490 shares, respectively)	(1,501,977)	(1,505,534)

Total Nucor stockholders’ equity	7,641,571	7,474,885
NONCONTROLLING INTERESTS	243,803	231,695

TOTAL EQUITY	7,885,374	7,706,580

TOTAL LIABILITIES AND EQUITY	$14,152,059	$14,570,350

  See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS	45

CONSOLIDATED STATEMENTS OF EARNINGS	(in thousands, except per share data)
Year Ended December 31,	2012	2011	2010
NET SALES	$19,429,273	$20,023,564	$15,844,627

COSTS, EXPENSES AND OTHER:
Cost of products sold (Notes 1, 6, 14 and 18)	17,915,735	18,142,144	15,060,882
Marketing, administrative and other expenses (Notes 1, 3 and 10)	454,900	439,528	331,455
Equity in losses of unconsolidated affiliates (Note 10)	13,323	10,043	32,082
Impairment of non-current assets (Note 10)	30,000	13,943	—
Interest expense, net (Note 19)	162,375	166,094	153,093

	18,576,333	18,771,752	15,577,512

EARNINGS BEFORE INCOME TAXES AND NONCONTROLLING INTERESTS	852,940	1,251,812	267,115
PROVISION FOR INCOME TAXES (Note 20)	259,814	390,828	60,792

NET EARNINGS	593,126	860,984	206,323
EARNINGS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	88,507	82,796	72,231

NET EARNINGS ATTRIBUTABLE TO NUCOR STOCKHOLDERS	$504,619	$778,188	$134,092

NET EARNINGS PER SHARE (Note 21):
Basic	$1.58	$2.45	$0.42
Diluted	$1.58	$2.45	$0.42

  See notes to consolidated financial statements.

46	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME		(in thousands)
Year Ended December 31,	2012	2011	2010
NET EARNINGS	$593,126	$860,984	$206,323

OTHER COMPREHENSIVE INCOME (LOSS):
Net unrealized loss on hedging derivatives, net of income taxes of ($1,100), ($4,700) and ($17,200) for 2012, 2011 and 2010, respectively	(2,264)	(8,454)	(29,957)
Reclassification adjustment for loss on settlement of hedging derivatives included in net earnings, net of income taxes of $25,000, $21,800 and $20,700 for 2012, 2011 and 2010, respectively	42,515	37,093	35,141
Foreign currency translation gain (loss), net of income taxes of $0, $100 and ($1,300) for 2012, 2011 and 2010, respectively	58,626	(40,210)	8,182
Adjustment to early retiree medical plan, net of income taxes of ($1,528), $952 and $64 for 2012, 2011 and 2010, respectively	(3,646)	1,165	(76)

	95,231	(10,406)	13,290

COMPREHENSIVE INCOME	688,357	850,578	219,613
COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(88,512)	(82,791)	(72,241)

COMPREHENSIVE INCOME ATTRIBUTABLE TO NUCOR STOCKHOLDERS	$599,845	$767,787	$147,372

  See notes to consolidated financial statements.

47
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY	(in thousands, except per share data)

	TOTAL	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK (AT COST)		TOTAL NUCOR STOCKHOLDERS’ EQUITY	NON- CONTROLLING INTERESTS
		SHARES	AMOUNT				SHARES	AMOUNT
BALANCES, December 31, 2009	$7,584,289	374,692	$149,877	$1,675,777	$7,120,218	$(41,056)	59,836	$(1,514,290)	$7,390,526	$193,763
Net earnings in 2010	206,323				134,092				134,092	72,231
Other comprehensive income	13,290					13,280			13,280	10
Stock options exercised	4,662	319	128	4,534					4,662
Stock option expense	729			729					729
Issuance of stock under award plans, net of forfeitures	32,777	440	176	28,152			(176)	4,449	32,777
Amortization of unearned compensation	2,326			2,326					2,326
Cash dividends ($1.4425 per share)	(458,322)				(458,322)				(458,322)
Distributions to noncontrolling interests	(55,380)									(55,380)
BALANCES, December 31, 2010	7,330,694	375,451	150,181	1,711,518	6,795,988	(27,776)	59,660	(1,509,841)	7,120,070	210,624
Net earnings in 2011	860,984				778,188				778,188	82,796
Other comprehensive income	(10,406)					(10,401)			(10,401)	(5)
Stock options exercised	8,097	387	155	7,942					8,097
Stock option expense	9,850			9,850					9,850
Issuance of stock under award plans, net of forfeitures	30,091	401	160	25,624			(170)	4,307	30,091
Amortization of unearned compensation	1,600			1,600					1,600
Cash dividends ($1.4525 per share)	(462,610)				(462,610)				(462,610)
Distributions to noncontrolling interests	(61,720)									(61,720)
BALANCES, December 31, 2011	7,706,580	376,239	150,496	1,756,534	7,111,566	(38,177)	59,490	(1,505,534)	7,474,885	231,695
Net earnings in 2012	593,126				504,619				504,619	88,507
Other comprehensive income	95,231					95,226			95,226	5
Stock options exercised	10,515	354	142	10,373					10,515
Stock option expense	9,850			9,850					9,850
Issuance of stock under award plans, net of forfeitures	36,119	420	167	32,395			(140)	3,557	36,119
Amortization of unearned compensation	800			800					800
Cash dividends ($1.4625 per share)	(467,662)				(467,662)				(467,662)
Distributions to noncontrolling interests	(74,848)									(74,848)
Other	(24,337)			1,507	(24,000)	(288)			(22,781)	(1,556)
BALANCES, December 31, 2012	$7,885,374	377,013	$150,805	$1,811,459	$7,124,523	$56,761	59,350	$(1,501,977)	$7,641,571	$243,803

See notes to consolidated financial statements.

48
CONSOLIDATED STATEMENTS OF CASH FLOWS

CONSOLIDATED STATEMENTS OF CASH FLOWS	(in thousands)
Year Ended December 31,	2012	2011	2010
OPERATING ACTIVITIES:
Net earnings	$593,126	$860,984	$206,323
Adjustments:
Depreciation	534,010	522,571	512,147
Amortization	73,011	67,829	70,455
Stock-based compensation	50,733	49,003	43,041
Deferred income taxes	(25,274)	58,051	138,262
Equity in losses of unconsolidated affiliates	13,323	10,043	32,082
Impairment of non-current assets	30,000	13,943	—
Loss on sale of assets	17,563	—	—
Changes in assets and liabilities (exclusive of acquisitions):
Accounts receivable	148,113	(274,920)	(310,188)
Inventories	(65,655)	(433,696)	(231,913)
Accounts payable	(111,496)	62,012	179,807
Federal income taxes	(28,022)	930	180,821
Salaries, wages and related accruals	(60,363)	129,340	56,641
Other	31,316	(35,037)	(10,684)

Cash provided by operating activities	1,200,385	1,031,053	866,794
INVESTING ACTIVITIES:
Capital expenditures	(947,608)	(438,943)	(338,684)
Investment in and advances to affiliates	(180,472)	(95,950)	(434,006)
Repayment of advances to affiliates	65,446	50,000	83,885
Disposition of plant and equipment	51,063	25,333	24,944
Acquisitions (net of cash acquired)	(760,833)	(3,959)	(64,788)
Purchases of investments	(409,403)	(1,494,782)	(1,323,264)
Proceeds from the sale of investments	1,667,142	1,285,763	394,640
Purchases of restricted investments	—	(564,994)	—
Proceeds from the sale of restricted investments	359,295	47,479	—
Changes in restricted cash	(48,625)	530,165	(598,482)

Cash used in investing activities	(203,995)	(659,888)	(2,255,755)
FINANCING ACTIVITIES:
Net change in short-term debt	27,945	(11,450)	11,561
Repayment of long-term debt	(650,000)	—	(6,000)
Proceeds from issuance of long-term debt, net of discount	—	—	1,198,992
Debt issuance costs	—	—	(4,050)
Issuance of common stock	10,515	8,097	4,687
Excess tax benefits from stock-based compensation	4,700	1,000	(700)
Distributions to noncontrolling interests	(74,848)	(61,720)	(55,380)
Cash dividends	(466,361)	(461,518)	(457,282)
Other financing activities	1,172	30,569	—

Cash provided by (used in) financing activities	(1,146,877)	(495,022)	691,828
Effect of exchange rate changes on cash	2,704	(904)	5,558

DECREASE IN CASH AND CASH EQUIVALENTS	(147,783)	(124,761)	(691,575)
CASH AND CASH EQUIVALENTS — BEGINNING OF YEAR	1,200,645	1,325,406	2,016,981

CASH AND CASH EQUIVALENTS — END OF YEAR	$1,052,862	$1,200,645	$1,325,406

NON-CASH INVESTING ACTIVITY:
Change in accrued plant and equipment purchases	$71,726	$1,559	$6,610

See notes to consolidated financial statements.

49
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

Reclassifications In 2012, we began classifying internal fleet and some common carrier costs in cost of products sold in the consolidated statements of earnings. We made this change so that all freight costs will be recorded within the same financial statement line item to allow users of our financial statements to better understand our expense structure. This change resulted in the reclassification of $67.2 million of these costs from marketing, administrative and other expenses to cost of products sold for the year ended December 31, 2011 ($59.9 million in 2010) in order to conform to the current year presentation. Additionally, certain other prior period amounts have been reclassified to conform to current period presentation. These reclassifications did not have an impact on net earnings for the current or any prior periods.

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

Inventories Valuation Inventories are stated at the lower of cost or market. Inventories valued using the last-in, first-out (LIFO) method of accounting represent approximately 45% of total inventories as of December 31, 2012 (47% as of December 31, 2011). All inventories held by the parent company and Nucor-Yamato Steel Company are valued using the LIFO method of accounting except for supplies that are consumed indirectly in the production process, which are valued using the first-in, first-out (FIFO) method of accounting. All inventories held by other subsidiaries of the parent company are valued using the FIFO method of accounting. The Company records any amount required to reduce the carrying value of inventory to net realizable value as a charge to cost of products sold.

Property, Plant and Equipment Property, plant and equipment are stated at cost, except for property, plant and equipment acquired through acquisitions which were recorded at fair value. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. The costs of planned major maintenance activities are capitalized and amortized over the period until the next scheduled major maintenance activity. All other repairs and maintenance activities are expensed when incurred.

Goodwill and Other Intangibles Goodwill is the excess of cost over the fair value of net assets of businesses acquired. Goodwill is not amortized but is tested annually for impairment and whenever events or circumstances change that would make it more likely than not that an impairment may have occurred. We perform our annual impairment analysis as of the first day of the fourth quarter each year. The evaluation of impairment involves comparing the current estimated fair value of each reporting unit, which is a level below the reportable segment, to the recorded value, including goodwill. When appropriate, Nucor performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For certain reporting units it is necessary to perform a quantitative analysis. In these instances, a discounted cash flow model is used to determine the current estimated fair value of these reporting units. A number of significant assumptions and estimates are involved in the application of the discounted cash flow model to forecast operating cash flows, including market growth and market share, sales volumes and prices, costs to produce, discount rate and estimated capital needs. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. Assumptions in estimating future cash flows are subject to a high degree of judgment and complexity. Changes in assumptions and estimates may affect the fair value of goodwill and could result in additional impairment charges in future periods.

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

Equity Method Investments Investments in joint ventures in which Nucor shares control over the financial and operating decisions but in which Nucor is not the primary beneficiary are accounted for under the equity method. Each of the Company’s equity method investments is subject to a review for impairment if, and when, circumstances indicate that a decline in value below its carrying amount may have occurred. Examples of such circumstances include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee; a significant adverse change in the regulatory, economic or technological environment of the investee; a significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates; and recurring negative cash flows from operations. If management considers the decline to be other than temporary, the Company would write down the investment to its estimated fair market value.

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

Nucor recognizes all derivative instruments in the consolidated balance sheets at fair value. Amounts included in accumulated other comprehensive income (loss) related to cash flow hedges are reclassified into earnings when the underlying transaction is recognized in net earnings. Changes in fair value hedges are reported currently in earnings along with changes in the fair value of the hedged items. When cash flow and fair value hedges affect net earnings, they are included on the same financial statement line as the underlying transaction (cost of products sold or interest expense). If these instruments do not meet hedge accounting criteria or contain ineffectiveness, the change in fair value (or a portion thereof) is recognized immediately in earnings in the same financial statement line as the underlying transaction.

Revenue Recognition Nucor recognizes revenue when the customer takes title, assumes risk of loss and when collection is reasonably assured.

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

Comprehensive Income (Loss) Accumulated other comprehensive income (loss) is comprised of the following:

	(in thousands)
December 31,	2012	2011
Foreign currency translation, net of income taxes when applicable	$46,181	$(12,311)
Early-retiree medical plan adjustments, net of income taxes	10,580	14,384
Fair market value of derivatives, net of income taxes	—	(40,250)

	$56,761	$(38,177)

Foreign Currency Translation For Nucor’s operations where the functional currency is other than the U.S. dollar, assets and liabilities have been translated at year-end exchange rates, and income and expenses translated using average exchange rates for the respective periods. Adjustments resulting from the process of translating an entity’s financial statements into the U.S. dollar have been recorded in accumulated other comprehensive income (loss) and are included in net earnings only upon sale or liquidation of the underlying investments. Foreign currency transaction gains and losses are included in net earnings in the period they occur.

Recent Accounting Pronouncements In January 2012, Nucor adopted accounting guidance regarding changes to the presentation of comprehensive income in the financial statements. The new accounting guidance requires entities to report components of comprehensive income in either (1) a single continuous statement of comprehensive income or (2) two separate but consecutive statements of net income and comprehensive income. We have elected to report the components of comprehensive income in two separate but consecutive statements. The adoption of this guidance impacts the presentation of comprehensive income, but does not impact Nucor’s consolidated financial position, results of operations or cash flows.

Also in January 2012, Nucor adopted accounting guidance that amends the existing requirements for fair value measurement and disclosure. The guidance expands the disclosure requirements around transfers between Level 1 and Level 2 of the fair value hierarchy and around the sensitivity to changes in inputs of fair value measurements categorized in Level 3 of the hierarchy. It also requires disclosure of the level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed. The guidance also clarifies and expands upon existing requirements for measurement of the fair value of financial assets and liabilities as well as instruments classified in stockholders’ equity. The adoption of this guidance did not have an impact on the consolidated financial statements.

In the first quarter of 2013, Nucor will adopt new accounting guidance requiring additional disclosures on reclassifications from accumulated other comprehensive income into net income. The new accounting guidance requires entities to report either parenthetically on the face of the financial statements or in the notes to the financial statements these reclassifications for each financial statement line item. This new guidance only impacts disclosures and will have no impact on Nucor’s consolidated financial position, results of operations or cash flows.

3. ACQUISITIONS AND DISPOSITIONS

2012 On June 20, 2012, Nucor completed the acquisition of the entire equity interest in Skyline Steel LLC (Skyline) and its subsidiaries for the cash purchase price of approximately $675.4 million. No cash was received nor was any debt assumed as a result of the acquisition. Skyline’s financial results are included as part of the steel mills segment (see Note 22).

Skyline is a steel foundation manufacturer and distributor serving the U.S., Canada, Mexico and the Caribbean. Skyline’s steel products are used in marine construction, bridge and highway construction, heavy civil construction, storm protection, underground commercial parking and environmental containment projects in the infrastructure and construction industries. Skyline is a significant consumer of H-piling and sheet piling from Nucor-Yamato Steel Company, and it will become a larger downstream consumer of Nucor’s coiled plate and sheet products.

We have allocated the purchase price for Skyline to its individual assets acquired and liabilities assumed.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed of Skyline as of the date of acquisition:

(in thousands)
Accounts receivable	$128,004
Inventory	260,473
Other current assets	4,410
Property, plant and equipment	70,100
Goodwill	138,579
Other intangible assets	215,600

Total assets acquired	817,166

Current liabilities	137,654
Deferred credits and other liabilities	4,078

Total liabilities assumed	141,732

Net assets acquired	$675,434

The purchase price allocation to the identifiable intangible assets is as follows:

As of the date of acquisition	(in thousands, except years)
		Weighted- Average Life
Customer relationships	$184,500	17 years
Trademarks and trade names	28,500	20 years
Other	2,600	3 years

	$215,600

The goodwill of $138.6 million is primarily attributed to the synergies expected to arise after the acquisition and has been allocated to the steel mills segment (see Note 9). Approximately $128.2 million of the goodwill recognized is expected to be deductible for tax purposes.

In August 2012, Nucor sold the assets of Nucor Wire Products Pennsylvania, Inc., resulting in a loss of $17.6 million. This charge is included in marketing, administrative and other expenses in the consolidated statement of earnings.

In November 2012, Nucor acquired a 50% economic and voting interest in Hunter Ridge Energy Services LLC (Hunter Ridge). Hunter Ridge provides services for the gathering, separation and compression of energy products including natural gas produced by Nucor’s working interest drilling program. Nucor accounts for the investment (on a one-month lag basis) under the equity method (see Note 10). As of December 31, 2012, our investment in Hunter Ridge was $95.4 million.

2010 In April 2010, Nucor acquired a 50% economic and voting interest in NuMit LLC (NuMit) for a purchase price of approximately $221.3 million. NuMit owns 100% of the equity interest in Steel Technologies LLC, an operator of 25 sheet processing facilities throughout the U.S., Canada and Mexico. Nucor accounts for the investment using the equity method (see Note 10).

All Years Other minor acquisitions, exclusive of purchase price adjustments of acquisitions made in prior years, totaled $85.4 million in 2012 ($4.0 million in 2011 and $64.8 million in 2010).

4. SHORT-TERM INVESTMENTS

Nucor’s short-term investments held as of December 31, 2012 consisted of certificates of deposit (CDs) and are classified as available-for-sale. The interest rates on the certificates of deposit are fixed at inception.

At December 31, 2011, Nucor’s short-term investments consisted of CDs, corporate debt, Federal Home Loan Bank (FHLB) obligations and variable rate demand notes (VRDNs), all of which were classified as available-for-sale. The investments in corporate debt were debt securities issued by a financial institution that management believes have low credit risk. FHLB consolidated obligations carry high credit ratings from both Moody’s and Standard & Poor’s. VRDNs are variable rate bonds tied to short-term interest rates with stated original maturities in excess of 90 days. All of the VRDNs in which Nucor invested were secured by a direct-pay letter of credit issued by financial institutions that management believes have low credit risk. Nucor could receive the principal invested and interest accrued thereon no later than seven days after notifying the financial institution that Nucor elected to tender the VRDNs. The interest rates on the CDs and the coupon rates on the corporate debt and FHLBs were fixed at inception, and the VRDNs traded at par value.

No realized or unrealized gains or losses were incurred in 2012, 2011 or 2010.

The following is a summary of the short-term investments held at December 31, 2012 and 2011:

		(in thousands)
December 31,	2012	2011
Certificates of deposit	$104,167	$775,000
Corporate debt	—	103,506
Federal Home Loan Bank obligations	—	185,500
Variable rate demand notes	—	298,635

	$104,167	$1,362,641

The contractual maturities of all of the CDs outstanding at December 31, 2012 are in 2013.

5. ACCOUNTS RECEIVABLE

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of our customers to make required payments. Accounts receivable are stated net of the allowance for doubtful accounts of $57.4 million at December 31, 2012 ($54.3 million at December 31, 2011 and $61.2 million at December 31, 2010).

6. INVENTORIES

Inventories consist of approximately 37% raw materials and supplies and 63% finished and semi-finished products at December 31, 2012 (40% and 60%, respectively, at December 31, 2011). Nucor’s manufacturing process consists of a continuous, vertically integrated process from which products are sold to customers at various stages throughout the process. Since most steel products can be classified as either finished or semi-finished products, these two categories of inventory are combined.

If the FIFO method of accounting had been used, inventories would have been $607.2 million higher at December 31, 2012 ($763.2 million higher at December 31, 2011). During 2010, inventory quantities at locations that value inventory using LIFO were reduced, resulting in a liquidation of LIFO inventory layers carried at lower costs that prevailed in prior years. The effect of the liquidation was to decrease cost of products sold by $30.4 million in 2010 (there was no liquidation of LIFO inventory layers in 2012 or 2011). Use of the lower of cost or market method reduced inventories by $3.5 million at December 31, 2012 ($6.8 million at December 31, 2011).

Nucor has entered into supply agreements for certain raw materials, utilities and other items in the ordinary course of business. These agreements extend into 2029 and total approximately $6.41 billion at December 31, 2012.

7. PROPERTY, PLANT AND EQUIPMENT

		(in thousands)
December 31,	2012	2011
Land and improvements	$546,234	$515,674
Buildings and improvements	899,944	841,179
Machinery and equipment	8,160,140	7,727,630
Construction in process and equipment deposits	832,255	396,614

	10,438,573	9,481,097
Less accumulated depreciation	(6,155,517)	(5,725,493)

	$4,283,056	$3,755,604

The estimated useful lives range from 5 to 20 years for land improvements, 9 to 31.5 years for buildings and improvements, and 2 to 15 years for machinery and equipment.

8. RESTRICTED CASH AND INVESTMENTS

As of December 31, 2012, restricted cash and investments consisted of net proceeds from $600.0 million 30-year variable rate Gulf Opportunity Zone bonds issued in November 2010. The restricted cash and investments are held in a trust account and are to be used to partially fund the capital costs associated with the construction of Nucor’s direct reduced ironmaking facility in St. James Parish, Louisiana. Funds are disbursed as qualified expenditures for the construction of the facility are made ($311.8 million in 2012 and $43.2 million in 2011). Restricted investments totaled $149.8 million at December 31, 2012 ($514.3 million at December 31, 2011), and are held in similar short-term investment instruments as described in Note 4. Interest earned on these investments is subject to the same usage requirements as the bond proceeds. Since the restricted cash, investments and interest on investments must be used for the construction of the facility, the entire balance has been classified as a non-current asset.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

The change in the net carrying amount of goodwill for the years ended December 31, 2012 and 2011 by segment is as follows:

					(in thousands)
	Steel Mills	Steel Products	Raw Materials	All Other	Total
Balance, December 31, 2010	$268,466	$799,060	$679,916	$88,852	$1,836,294
Acquisitions	—	—	2,986	—	2,986
Translation	—	(8,619)	—	—	(8,619)

Balance, December 31, 2011	268,466	790,441	682,902	88,852	1,830,661
Acquisitions and dispositions	138,579	(3,489)	20,323	—	155,413
Translation	—	18,464	—	—	18,464

Balance, December 31, 2012	$407,045	$805,416	$703,225	$88,852	$2,004,538

The majority of goodwill is not tax deductible.

Intangible assets with estimated lives of 3 to 22 years are amortized on a straight-line or accelerated basis and are comprised of the following:

				(in thousands)
December 31,	2012		2011
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Customer relationships	$1,156,979	$325,819	$941,787	$262,841
Trademarks and trade names	152,869	32,653	123,192	25,628
Other	28,610	20,746	25,868	17,738

	$1,338,458	$379,218	$1,090,847	$306,207

Intangible asset amortization expense was $73.0 million in 2012 ($67.8 million in 2011 and $70.5 million in 2010). Annual amortization expense is estimated to be $72.1 million in 2013; $70.1 million in 2014; $68.2 million in 2015; $66.6 million in 2016; and $64.8 million in 2017.

The Company completed its annual goodwill impairment testing as of the first days of the fourth quarters of 2012, 2011 and 2010 and concluded that as of such dates there was no impairment of goodwill for any of its reporting units. We do not believe there are currently any reporting units at risk of goodwill impairment in the near term. However, assumptions in estimating reporting unit fair values are subject to a high degree of judgment and complexity. Changes in assumptions and estimates may affect the estimated reporting unit fair values and could result in additional impairment charges in future periods.

10. EQUITY INVESTMENTS

The carrying value of our equity investments in domestic and foreign companies was $855.9 million at December 31, 2012 ($775.7 million at December 31, 2011) and is recorded in other assets in the consolidated balance sheets.

DUFERDOFIN NUCOR Nucor owns a 50% economic and voting interest in Duferdofin Nucor S.r.l. (Duferdofin Nucor), an Italian steel manufacturer, and accounts for the investment (on a one-month lag basis) under the equity method, as control and risk of loss are shared equally between the members.

Nucor’s investment in Duferdofin Nucor at December 31, 2012 was $454.1 million ($493.9 million at December 31, 2011). Nucor’s 50% share of the total net assets of Duferdofin Nucor was $53.0 million at December 31, 2012, resulting in a basis difference of $401.1 million due to the step-up to fair value of certain assets and liabilities attributable to Duferdofin Nucor as well as the identification of goodwill ($319.1 million) and finite-lived intangible assets. This basis difference, excluding the portion attributable to goodwill, is being amortized based on the remaining estimated useful lives of the various underlying net assets, as appropriate. Amortization expense and other purchase accounting adjustments associated with the fair value step-up were $11.1 million in 2012 ($11.5 million in 2011 and in 2010).

As of December 31, 2012, Nucor had outstanding notes receivable of €35 million ($46.3 million) from Duferdofin Nucor (€30 million as of December 31, 2011). The notes receivable bear interest at 1.69% and will reset annually on September 30 to the twelve-month Euro Interbank Offered Rate (Euribor) plus 1% per year. The principal amounts are due on January 31, 2016. Accordingly, the notes receivable were classified in other assets in the consolidated balance sheets as of December 31, 2012.

Nucor has issued a guarantee for its ownership percentage (50%) of Duferdofin Nucor’s borrowings under Facility A of a Structured Trade Finance Facilities Agreement that matures on October 26, 2013. The maximum amount that Duferdofin Nucor can borrow under Facility A is €112.5 million, and as of December 31, 2012, Duferdofin Nucor had €102.0 million ($134.8 million) outstanding under that facility. If Duferdofin Nucor fails to pay when due any amounts for which it is obligated under Facility A, Nucor could be required to pay 50% of such amounts pursuant to and in accordance with the terms of its guarantee. Any indebtedness of Duferdofin Nucor to Nucor is effectively subordinated to the indebtedness of Duferdofin Nucor under the Structured Trade Finance Facilities Agreement. Nucor has not recorded any liability associated with the guarantee.

NUMIT Nucor has a 50% economic and voting interest in NuMit LLC. NuMit owns 100% of the equity interest in Steel Technologies LLC, an operator of 25 sheet processing facilities located throughout the U.S., Canada and Mexico. Nucor accounts for the investment in NuMit (on a one-month lag basis) under the equity method as control and risk of loss are shared equally between the members. The acquisition did not result in a significant amount of goodwill or intangible assets.

Nucor’s investment in NuMit at December 31, 2012 was $288.4 million ($259.3 million as of December 31, 2011), which is comprised of the purchase price of approximately $221.3 million plus subsequent additional capital contributions and equity method earnings less distributions since acquisition. Nucor also has recorded a $40.0 million note receivable from Steel Technologies LLC that bears interest at 1.26% and resets quarterly to the three-month London Interbank Offered Rate (LIBOR) plus 90 basis points. The principal amount is due on October 21, 2014. In addition, Nucor has extended a $130.0 million line of credit (of which $47.0 million was outstanding at December 31, 2012) to Steel Technologies. As of December 31, 2012, the amounts outstanding on the line of credit bear interest at 1.83% and mature on April 1, 2013. The note receivable was classified in other assets and the amount outstanding on the line of credit was classified in other current assets in the consolidated balance sheets.

HUNTER RIDGE In November 2012, Nucor acquired a 50% economic and voting interest in Hunter Ridge. Hunter Ridge provides services for the gathering, separation and compression of energy products including natural gas produced by Nucor’s working interest drilling program. Nucor accounts for the investment (on a one-month lag basis) under the equity method, as control and risk of loss are shared equally between the members. Nucor’s investment in Hunter Ridge at December 31, 2012 was $95.4 million (none at December 31, 2011). The acquisition did not result in a significant amount of goodwill or intangible assets.

ALL EQUITY INVESTMENTS Nucor reviews its equity investments for impairment if and when circumstances indicate that a decline in value below their carrying amounts may have occurred. In the second quarter of 2012, Nucor concluded that a triggering event had occurred requiring assessment for impairment of its equity investment in Duferdofin Nucor due to the continued declines in the global demand for steel, the escalated economic and political turmoil in Europe and continued operating performance well below budgeted levels through the first half of 2012. Duferdofin Nucor’s updated unfavorable forecast of future operating performance was also a contributing factor. After completing its assessment, Nucor determined that the carrying amount exceeded its estimated fair value and recorded a $30.0 million impairment charge against the Company’s investment in Duferdofin Nucor in the second quarter of 2012. This charge is included in impairment of non-current assets in the consolidated statements of earnings. In the fourth quarter of 2012, Nucor reassessed its equity investment in Duferdofin Nucor for impairment. After completing its assessment, the Company determined that the estimated fair value exceeded its carrying amount and that there was no need for further impairment. The assumptions that most significantly affect the fair value determination include projected revenues and the discount rate. Steel market conditions in Europe have continued to be challenging through the fourth quarter of 2012, and, therefore, it is reasonably possible that based on actual performance in the near term the estimates used in our fourth quarter valuation could change and result in further impairment of our investment.

In the third quarter of 2011, the Company concluded that an equity investment in a dust recycling project had been impaired, resulting in an impairment charge of $13.9 million. This charge is included in impairment of non-current assets in the consolidated statements of earnings.

In December 2010, Nucor and its joint venture partners agreed to permanently close the HIsmelt plant in Kwinana, Western Australia. Nucor has a 25% interest in the joint venture that will be terminated. Nucor recorded a pre-tax charge of $10.0 million in the fourth quarter of 2010 (none in 2012 and 2011) in marketing, administrative and other expenses for its portion of the estimated closure costs.

11. CURRENT LIABILITIES

Book overdrafts, included in accounts payable in the consolidated balance sheets, were $53.8 million at December 31, 2012 ($53.6 million at December 31, 2011). Dividends payable, included in accrued expenses and other current liabilities in the consolidated balance sheets, were $117.6 million at December 31, 2012 ($116.3 million at December 31, 2011).

12. DEBT AND OTHER FINANCING ARRANGEMENTS

		(in thousands)
December 31,	2012	2011
Industrial revenue bonds:
0.30% to 1.5%, variable, due from 2014 to 2040	$1,030,200	$1,030,200
Notes, 4.875%, due 2012	—	350,000
Notes, 5.0%, due 2012	—	300,000
Notes, 5.0%, due 2013	250,000	250,000
Notes, 5.75%, due 2017	600,000	600,000
Notes, 5.85%, due 2018	500,000	500,000
Notes, 4.125%, due 2022	600,000	600,000
Notes, 6.40%, due 2037	650,000	650,000

	3,630,200	4,280,200
Less current maturities	(250,000)	(650,000)

	$3,380,200	$3,630,200

Annual aggregate long-term debt maturities are: $250.0 million in 2013; $3.3 million in 2014; $16.3 million in 2015; none in 2016; $600.0 million in 2017; and $2.761 billion thereafter.

In December 2011, Nucor received increased commitments under the unsecured revolving credit facility to provide for up to $1.50 billion in revolving loans. The amended multi-year revolving credit agreement matures in December 2016 and allows up to $500.0 million in additional commitments at Nucor’s election in accordance with the terms set forth in the credit agreement. Up to the equivalent of $850.0 million of the credit facility is available for foreign currency loans, up to $500.0 million is available for the issuance of letters of credit, and up to $500.0 million is available for the issuance of revolving loans for Nucor subsidiaries in accordance with terms set forth in the credit agreement. The credit facility provides for a pricing grid based upon the credit rating of Nucor’s senior unsecured long-term debt and, alternatively, interest rates quoted by lenders in connection with competitive bidding. The credit facility includes customary financial and other covenants, including a limit on the ratio of funded debt to capital of 60%, a limit on Nucor’s ability to pledge the Company’s assets and a limit on consolidations, mergers and sales of assets. As of December 31, 2012, Nucor’s funded debt to total capital ratio was 32%, and Nucor was in compliance with all covenants under the credit facility. No borrowings were outstanding under the credit facility as of December 31, 2012 and 2011.

Harris Steel has credit facilities totaling approximately $35.5 million, with $2.8 million of borrowings outstanding at December 31, 2012. In addition, the business of Nucor Trading S.A. is financed by uncommitted trade credit arrangements with a number of European banking institutions. As of December 31, 2012, Nucor Trading S.A. had outstanding borrowings of $27.1 million and outstanding guarantees of $0.1 million. In addition, $21.5 million of the amount outstanding at December 31, 2012 (none at December 31, 2011) was guaranteed by Nucor. If Nucor Trading S.A. fails to pay when due any amounts for which it is obligated, Nucor could be required to pay such amounts pursuant to and in accordance with the terms of the guarantee.

Letters of credit totaling $27.2 million were outstanding as of December 31, 2012 related to certain obligations, including workers’ compensation, utilities deposits and credit arrangements by Nucor Trading S.A. for commitments to purchase inventories.

Nucor capitalized $4.7 million of interest expense in 2012 ($3.5 million in 2011 and $0.9 million in 2010) related to the borrowing costs associated with various construction projects.

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

14. DERIVATIVE FINANCIAL INSTRUMENTS

The following tables summarize information regarding Nucor’s derivative instruments:

Fair Value of Derivative Instruments

			(in thousands)
		Fair Value
December 31,	Consolidated Balance Sheet Location	2012	2011
Asset derivatives not designated as hedging instruments:
Commodity contracts	Other current assets	$ —	$ 5,071
Liability derivatives designated as hedging instruments:
Commodity contracts	Accrued expenses and other current liabilities	$ —	$(21,100)
Liability derivatives not designated as hedging instruments:
Commodity contracts	Accrued expenses and other current liabilities	(303)	—
Foreign exchange contracts	Accrued expenses and other current liabilities	(15)	(334)
Total liability derivatives not designated as hedging instruments		(318)	(334)
Total liability derivatives		$ (318)	$(21,434)

The Effect of Derivative Instruments on the Consolidated Statements of Earnings

Derivatives Designated as Hedging Instruments						(in thousands)
Derivatives in Cash Flow Hedging Relationships	Statement of Earnings Location	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)			Amount of Gain or (Loss) Reclassified from Accumulated OCI into Earnings (Effective Portion)			Amount of Gain or (Loss) Recognized in Earnings on Derivative (Ineffective Portion)
		2012	2011	2010	2012	2011	2010	2012	2011	2010
Commodity contracts	Cost of products sold	$(2,264)	$(8,454)	$(29,957)	$(42,515)	$(37,093)	$(35,141)	$500	$600	$600

Derivatives Not Designated as Hedging Instruments		(in thousands)
Derivatives Not Designated as Hedging Instruments	Statement of Earnings Location	Amount of Gain or (Loss) Recognized in Earnings on Derivative
		2012	2011	2010
Commodity contracts	Cost of products sold	$1,321	$11,757	$(1,417)
Foreign exchange contracts	Cost of products sold	198	(665)	907
Total		$1,519	$11,092	$ (510)

During the first quarter of 2012, Nucor settled all of its open natural gas forward purchase contracts that were previously in place. These settlements affected earnings over the periods specified in the original agreements.

Nucor has also entered into various natural gas purchase contracts, which effectively commit Nucor to the following purchases of natural gas to be used for production: $88.4 million in 2013; $30.2 million in 2014; $29.1 million in 2015; $28.8 million in 2016; $29.1 million in 2017; and $347.4 million between 2018 and 2028. These natural gas purchase contracts will primarily supply our direct reduced iron facility in Trinidad.

15. FAIR VALUE MEASUREMENTS

The following table summarizes information regarding Nucor’s financial assets and financial liabilities that are measured at fair value as of December 31, 2012. Nucor does not currently have any non-financial assets or liabilities that are measured at fair value on a recurring basis.

				(in thousands)
		Fair Value Measurements at Reporting Date Using
December 31,	Carrying Amount in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2012
Assets:
Cash equivalents	$ 830,011	$ 830,011
Short-term investments	104,167	104,167
Restricted cash and investments	275,163	275,163
Total assets	$1,209,341	$1,209,341	—	—
Liabilities:
Foreign exchange and
commodity contracts	$ (318)	—	$ (318)	—

2011
Assets:
Cash equivalents	$1,012,122	$1,012,122	$ —
Short-term investments	1,362,641	1,362,641	—
Commodity contracts	5,071	—	5,071
Restricted cash and investments	585,833	585,833	—
Total assets	$2,965,667	$2,960,596	$ 5,071	—
Liabilities:
Foreign exchange and
commodity contracts	$ (21,434)	—	$(21,434)	—

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

The fair value of short-term and long-term debt, including current maturities, was approximately $4.24 billion at December 31, 2012 ($4.76 billion at December 31, 2011). The fair value estimates are classified under Level 2 because such estimates are based on readily available market prices of our debt at December 31, 2012 and 2011, or similar debt with the same maturities, rating and interest rates.

16. CONTINGENCIES

Nucor is subject to environmental laws and regulations established by federal, state and local authorities, and, accordingly, makes provision for the estimated costs of compliance. Of the undiscounted total of $26.5 million of accrued environmental costs at December 31, 2012 ($31.4 million at December 31, 2011), $9.5 million was classified in accrued expenses and other current liabilities ($14.4 million at December 31, 2011) and $17.0 million was classified in deferred credits and other liabilities ($17.0 million at December 31, 2011). Inherent uncertainties exist in these estimates primarily due to unknown conditions, evolving remediation technology, and changing governmental regulations and legal standards.

Nucor has been named, along with other major steel producers, as a co-defendant in several related antitrust class-action complaints filed by Standard Iron Works and other steel purchasers in the United States District Court for the Northern District of Illinois. The majority of these complaints were filed in September and October of 2008, with two additional complaints being filed in July and December of 2010. Two of these complaints have been voluntarily dismissed and are no longer pending. The plaintiffs allege that from April 1, 2005 through December 31, 2007, eight steel manufacturers, including Nucor, engaged in anticompetitive activities with respect to the production and sale of steel. The plaintiffs seek monetary and other relief. Although we believe the plaintiffs’ claims are without merit and will vigorously defend against them, we cannot at this time predict the outcome of this litigation or estimate the range of Nucor’s potential exposure.

Nucor is involved in various other judicial and administrative proceedings as both plaintiff and defendant, arising in the ordinary course of business. Nucor maintains liability insurance for certain risks that arise that are also subject to certain self-insurance limits. Although the outcome of the claims and proceedings against us cannot be predicted with certainty, we believe that there are no existing claims or proceedings that are likely to have a material adverse effect on the consolidated financial statements.

17. STOCK-BASED COMPENSATION

Stock Options Stock options may be granted to Nucor’s key employees, officers and non-employee directors with exercise prices at 100% of the market value on the date of the grant. The stock options granted in 2010, 2011 and 2012 are exercisable at the end of three years and have a term of 10 years. There are no options exercisable as of December 31, 2012. All stock options granted prior to 2010 were fully exercised at December 31, 2012. New shares are issued upon exercise of stock options.

A summary of activity under Nucor’s stock option plans is as follows:

					(shares in thousands)
Year Ended December 31,	2012		2011		2010
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Number of shares under option:
Outstanding at beginning of year	1,156	$38.26	983	$29.14	1,060	$21.95
Granted	754	$35.76	560	$42.34	242	$41.43
Exercised	(354)	$29.67	(387)	$20.96	(319)	$14.60
Canceled	—	—	—	—	—	—
Outstanding at end of year	1,556	$39.01	1,156	$38.26	983	$29.14
Options exercisable at end of year	—	—	354	$29.67	741	$25.12

The shares reserved for future grants as of December 31, 2012, 2011 and 2010 are reflected in the restricted stock units table below. The total intrinsic value of options (the amount by which the stock price exceeded the exercise price of the option on the date of exercise) that were exercised during 2012 was $4.3 million ($7.6 million in 2011 and $8.5 million in 2010).

The following table summarizes information about stock options outstanding at December 31, 2012 (none are exercisable):

		(shares in thousands)
	Options Outstanding
Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life
$35.76	754	9.4 years
$41.43	242	7.4 years
$42.34	560	8.4 years
$35.76 – $ 42.34	1,556	8.7 years

As of December 31, 2012, the total aggregate intrinsic value of outstanding options was $6.5 million.

The grant date fair value of options granted was $11.40 in 2012 ($15.37 in 2011 and $15.50 in 2010). The fair value was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2012	2011	2010
Exercise price	$35.76	$42.34	$41.43
Expected dividend yield	4.08%	3.42%	3.48%
Expected stock price volatility	48.99%	49.40%	50.58%
Risk-free interest rate	1.06%	2.39%	2.75%
Expected life (in years)	6.5	6.5	6.5

Compensation expense for stock options was $9.9 million in 2012 ($9.9 million in 2011 and $0.7 million in 2010). As of December 31, 2012, unrecognized compensation expense related to options was $0.5 million, which is expected to be recognized over 0.4 years.

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

The fair value of the RSUs is determined based on the closing stock price of Nucor’s common stock on the day before the grant.

A summary of Nucor’s restricted stock unit activity is as follows:

	(shares in thousands)
Year Ended December 31,	2012		2011		2010
	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value
Restricted stock units:
Unvested at beginning of year	962	$46.09	1,203	$49.96	1,464	$54.69
Granted	1,101	$35.76	490	$42.34	462	$43.05
Vested	(915)	$40.36	(713)	$50.04	(709)	$55.24
Canceled	(42)	$39.41	(18)	$46.06	(14)	$49.52
Unvested at end of year	1,106	$40.80	962	$46.09	1,203	$49.96
Shares reserved for future grants (stock options and RSUs)	11,839		13,695		14,777

Compensation expense for RSUs was $34.2 million in 2012 ($31.6 million in 2011 and $37.0 million in 2010). The total fair value of shares vested during 2012 was $33.1 million ($29.3 million in 2011 and $30.4 million in 2010). As of December 31, 2012, unrecognized compensation expense related to unvested RSUs was $27.4 million, which is expected to be recognized over a weighted-average period of 1.9 years.

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

A summary of Nucor’s restricted stock activity under the AIP and LTIP is as follows:

	(shares in thousands)
Year Ended December 31,	2012		2011		2010
	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value
Restricted stock awards and units:
Unvested at beginning of year	94	$42.46	141	$44.62	240	$50.75
Granted	122	$42.20	118	$46.41	131	$44.82
Vested	(144)	$41.62	(165)	$47.13	(230)	$51.13
Canceled	—	—	—	—	—	—
Unvested at end of year	72	$43.72	94	$42.46	141	$44.62
Shares reserved for future grants	1,360		1,482		1,600

Compensation expense for common stock and common stock units awarded under the AIP and LTIP is recorded over the performance measurement and vesting periods based on the anticipated number and market value of shares of common stock and common stock units to be awarded. Compensation expense for anticipated awards based upon Nucor’s financial performance, exclusive of amounts payable in cash, was $6.6 million in 2012 ($7.4 million in 2011 and $5.2 million in 2010). The total fair value of shares vested during 2012 was $6.0 million ($7.3 million in 2011 and $10.2 million in 2010). As of December 31, 2012, unrecognized compensation expense related to unvested restricted stock awards was $0.6 million, which is expected to be recognized over a weighted-average period of 1.6 years.

18. EMPLOYEE BENEFIT PLANS

Nucor makes contributions to a Profit Sharing and Retirement Savings Plan for qualified employees based on the profitability of the Company. Nucor’s expense for these benefits totaled $77.7 million in 2012 ($117.7 million in 2011 and $22.1 million in 2010). The related liability for these benefits is included in salaries, wages and related accruals.

Nucor also has a medical plan covering certain eligible early retirees. The unfunded obligation, included in deferred credits and other liabilities in the consolidated balance sheets, totaled $13.5 million at December 31, 2012 ($13.3 million at December 31, 2011). The benefit associated with this early retiree medical plan totaled $1.9 million in 2012 (expense of $3.5 million in 2011 and expense of $2.7 million in 2010). We also recorded a non-cash gain of $29.0 million in cost of products sold in the fourth quarter of 2011 as a result of a correction of an error in the actuarial calculation for the plan. The error also resulted in a $7.6 million reduction of other comprehensive income. This error did not have a material impact on that period or any previously reported periods.

The discount rate used was 3.7% in 2012 (4.5% in 2011 and 5.5% in 2010). The health care cost increase trend rate used was 6.6% in 2012 (6.7% in 2011 and 6.8% in 2010). The health care cost increase in the trend rate is projected to decline gradually to 4.5% by 2027.

19. INTEREST EXPENSE (INCOME)

The components of net interest expense are as follows:

	(in thousands)
Year Ended December 31,	2012	2011	2010
Interest expense	$173,503	$178,812	$161,140
Interest income	(11,128)	(12,718)	(8,047)

Interest expense, net	$162,375	$166,094	$153,093

Interest paid was $178.0 million in 2012 ($177.6 million in 2011 and $151.8 million in 2010).

20. INCOME TAXES

Components of earnings from continuing operations before income taxes and noncontrolling interests are as follows:

	(in thousands)
Year Ended December 31,	2012	2011	2010
United States	$854,705	$1,241,465	$260,794
Foreign	(1,765)	10,347	6,321

	$852,940	$1,251,812	$267,115

The provision for income taxes consists of the following:

	(in thousands)
Year Ended December 31,	2012	2011	2010
Current:
Federal	$261,552	$329,076	$(66,462)
State	20,337	1,685	(19,297)
Foreign	3,199	2,016	8,289

Total current	285,088	332,777	(77,470)

Deferred:
Federal	(23,052)	55,124	138,662
State	(10,440)	10,400	12,223
Foreign	8,218	(7,473)	(12,623)

Total deferred	(25,274)	58,051	138,262

Total provision for income taxes	$259,814	$390,828	$60,792

A reconciliation of the federal statutory tax rate (35%) to the total provision is as follows:

Year Ended December 31,	2012	2011	2010
Taxes computed at statutory rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	0.75	0.63	(1.72)
Federal research credit	—	(0.28)	(1.19)
Domestic manufacturing deduction	(3.25)	(2.21)	—
Equity in losses of foreign joint venture	1.43	0.64	3.09
Foreign rate differential	0.60	(0.92)	(3.83)
Noncontrolling interests	(3.64)	(2.32)	(9.47)
Other, net	(0.43)	0.68	0.88

Provision for income taxes	30.46%	31.22%	22.76%

Deferred tax assets and liabilities resulted from the following:

	(in thousands)
December 31,	2012	2011
Deferred tax assets:
Accrued liabilities and reserves	$108,287	$115,752
Allowance for doubtful accounts	14,212	14,088
Inventory	174,499	142,236
Post-retirement benefits	11,119	8,260
Natural gas hedges	221	22,433
Net operating loss carryforward	15,033	25,739
Cumulative translation adjustments	—	2,254
Tax credit carryforwards	28,600	39,700

Total deferred tax assets	351,971	370,462

Deferred tax liabilities:
Holdbacks and amounts not due under contracts	(17,523)	(9,406)
Cumulative translation adjustments	(1,600)	—
Intangibles	(233,413)	(236,627)
Property, plant and equipment	(475,176)	(461,915)

Total deferred tax liabilities	(727,712)	(707,948)

Total net deferred tax liabilities	$(375,741)	$(337,486)

Current deferred tax assets included in other current assets were $190.4 million at December 31, 2012 ($195.9 million at December 31, 2011). Non-current deferred tax liabilities included in deferred credits and other liabilities were $566.1 million at December 31, 2012 ($533.4 million at December 31, 2011). Nucor paid $313.5 million in net federal, state and foreign income taxes in 2012 (paid $322.4 million in net federal, state and foreign income taxes in 2011, and received $245.0 million in refunds in 2010).

Cumulative undistributed foreign earnings for which U.S. taxes have not been provided are included in consolidated retained earnings in the amount of $176.5 million at December 31, 2012 ($168.0 million at December 31, 2011). These earnings are considered to be indefinitely reinvested and, accordingly, no provisions for U.S. federal and state income taxes are required. It is not practicable to determine the amount of unrecognized deferred tax liability related to the unremitted earnings.

State net operating loss carryforwards were $418.8 million at December 31, 2012 ($490.8 million at December 31, 2011). If unused, they will expire between 2014 and 2032. Foreign net operating loss carryforwards were $59.2 million at December 31, 2012 ($66.2 million at December 31, 2011). If unused, they will expire between 2027 and 2029.

At December 31, 2012, Nucor had approximately $80.9 million of unrecognized tax benefits, of which $76.4 million would affect Nucor’s effective tax rate, if recognized. At December 31, 2011, Nucor had approximately $80.9 million of unrecognized tax benefits, of which $78.5 million would affect Nucor’s effective tax rate, if recognized.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits recorded in deferred credits and other liabilities is as follows:

		(in thousands)
Year Ended December 31,	2012	2011	2010
Balance at beginning of year	$80,897	$92,752	$108,587
Additions based on tax positions related to current year	9,456	6,733	1,983
Reductions based on tax positions related to current year	(132)	(3,160)	(1,358)
Additions based on tax positions related to prior years	5,821	937	5,705
Reductions based on tax positions related to prior years	(3,296)	(2,169)	(4,046)
Additions due to settlements with taxing authorities	—	—	2,363
Reductions due to settlements with taxing authorities	(764)	(958)	(3,246)
Reductions due to statute of limitations lapse	(11,120)	(13,238)	(17,236)
Balance at end of year	$80,862	$80,897	$ 92,752

We estimate that in the next twelve months, our gross uncertain tax positions, exclusive of interest, could decrease by as much as $19.3 million, as a result of the expiration of the statute of limitations.

During 2012, Nucor recognized $2.1 million of expense in interest and penalties ($3.6 million of expense in 2011 and $5.3 million of benefit in 2010). As of December 31, 2012, Nucor had approximately $36.4 million of accrued interest and penalties related to uncertain tax positions ($34.3 million at December 31, 2011).

Nucor has concluded U.S. federal income tax matters for years through 2006. The years 2004 and 2007 are open to the extent net operating losses were carried back. The 2008 to 2012 tax years are open to examination by the Internal Revenue Service. In 2011 the Canada Revenue Agency completed an audit examination for the periods 2006 to 2008 for Harris Steel Group Inc. and subsidiaries with immaterial adjustments to the income tax returns. The tax years 2008 through 2012 remain open to examination by other major taxing jurisdictions to which Nucor is subject (primarily Canada and other state and local jurisdictions).

21. EARNINGS PER SHARE

The computations of basic and diluted net earnings per share are as follows:

	(in thousands, except per share data)
Year Ended December 31,	2012	2011	2010
Basic net earnings per share:
Basic net earnings	$504,619	$778,188	$134,092
Earnings allocated to participating securities	(1,713)	(2,653)	(1,823)

Net earnings available to common stockholders	$502,906	$775,535	$132,269

Average shares outstanding	318,172	316,997	315,962

Basic net earnings per share	$1.58	$2.45	$0.42

Diluted net earnings per share:
Diluted net earnings	$504,619	$778,188	$134,092
Earnings allocated to participating securities	(1,714)	(2,654)	(1,823)

Net earnings available to common stockholders	$502,905	$775,534	$132,269

Diluted average shares outstanding:
Basic shares outstanding	318,172	316,997	315,962
Dilutive effect of stock options and other	68	164	548

	318,240	317,161	316,510

Diluted net earnings per share	$1.58	$2.45	$0.42

The following stock options were excluded from the computation of diluted net earnings per share because their effect would have been anti-dilutive:

	(shares in thousands)
Year Ended December 31,	2012	2011	2010
Anti-dilutive stock options:
Weighted average shares	801	801	242
Weighted average exercise price	$42.07	$42.07	$41.43

22. SEGMENTS

Nucor reports its results in the following segments: steel mills, steel products and raw materials. The steel mills segment includes carbon and alloy steel in sheet, bars, structural and plate, and Nucor’s equity method investments in Duferdofin Nucor and NuMit. The steel products segment includes steel joists and joist girders, steel deck, fabricated concrete reinforcing steel, cold finished steel, steel fasteners, metal building systems, steel grating and expanded metal, and wire and wire mesh. The raw materials segment includes DJJ, a scrap broker and processor; Nu-Iron Unlimited, a facility that produces DRI used by the steel mills; a DRI facility under construction in Louisiana; our natural gas working interests; and certain equity method investments. The “All other” category primarily includes Nucor’s steel trading businesses. The segments are consistent with the way Nucor manages its business, which is primarily based upon the similarity of the types of products produced and sold by each segment.

Net interest expense, other income, profit sharing expense, stock-based compensation and changes in the LIFO reserve are shown under Corporate/eliminations. Corporate assets primarily include cash and cash equivalents, short-term investments, restricted cash and investments, allowances to eliminate intercompany profit in inventory, deferred income tax assets, federal income taxes receivable, the LIFO reserve and investments in and advances to affiliates. Certain amounts for prior years have been reclassified to conform to the 2012 presentation.

Nucor’s results by segment are as follows:

			(in thousands)
Year Ended December 31,	2012	2011	2010
Net sales to external customers:
Steel mills	$13,317,980	$13,960,245	$10,860,760
Steel products	3,738,381	3,431,490	2,831,209
Raw materials	1,909,095	2,128,391	1,814,329
All other	463,817	503,438	338,329

	$19,429,273	$20,023,564	$15,844,627

Intercompany sales:
Steel mills	$2,595,767	$2,405,590	$1,719,937
Steel products	71,277	55,646	43,565
Raw materials	9,514,163	10,436,379	8,052,986
All other	13,644	24,869	8,616
Corporate/eliminations	(12,194,851)	(12,922,484)	(9,825,104)

	$—	$—	$—

Depreciation expense:
Steel mills	$366,117	$371,984	$370,458
Steel products	47,948	53,272	58,429
Raw materials	112,939	92,250	78,308
All other	65	56	90
Corporate	6,941	5,009	4,862

	$534,010	$522,571	$512,147

Amortization expense:
Steel mills	$7,879	$—	$262
Steel products	35,152	38,743	40,745
Raw materials	29,109	28,215	28,577
All other	871	871	871
Corporate	—	—	—

	$73,011	$67,829	$70,455

Earnings (loss) before income taxes
and noncontrolling interests:
Steel mills	$1,161,449	$1,808,859	$872,566
Steel products	(17,140)	(60,282)	(173,433)
Raw materials	55,264	156,180	112,306
All other	821	4,296	4,344
Corporate/eliminations	(347,454)	(657,241)	(548,668)

	$852,940	$1,251,812	$267,115

Segment assets:
Steel mills	$7,669,917	$6,440,868	$6,061,823
Steel products	2,870,810	2,903,281	2,835,812
Raw materials	3,379,742	2,925,651	2,713,819
All other	200,775	152,107	170,174
Corporate/eliminations	30,815	2,148,443	2,140,282

	$14,152,059	$14,570,350	$13,921,910

Capital expenditures:
Steel mills	$369,314	$181,178	$186,236
Steel products	31,698	20,918	21,321
Raw materials	604,312	245,337	125,536
All other	149	15	24
Corporate	13,861	3,179	12,177

	$1,019,334	$450,627	$345,294

Net sales by product are as follows. Further product group breakdown is impracticable.

			(in thousands)
Year Ended December 31,	2012	2011	2010
Net sales to external customers:
Sheet	$5,540,868	$5,967,756	$4,952,236
Bar	3,536,094	3,733,716	2,668,706
Structural	2,301,778	2,049,907	1,633,203
Plate	1,939,240	2,208,866	1,606,615
Steel products	3,738,381	3,431,490	2,831,209
Raw materials	1,909,095	2,128,391	1,814,329
All other	463,817	503,438	338,329

	$19,429,273	$20,023,564	$15,844,627

23. QUARTERLY INFORMATION (UNAUDITED)

	(in thousands, except per share data)
Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012
Net sales	$5,072,594	$5,104,199	$4,801,206	$4,451,274
Gross margin(1)	380,527	399,930	348,733	384,348
Net earnings(2)	163,412	139,567	129,892	160,255
Net earnings attributable to Nucor stockholders(2)	145,104	112,299	110,308	136,908
Net earnings per share:
Basic	0.46	0.35	0.35	0.43
Diluted	0.46	0.35	0.35	0.43
2011
Net sales	$4,833,934	$5,107,809	$5,252,144	$4,829,677
Gross margin(3)	423,735	649,450	458,130	350,105
Net earnings(4)	181,122	321,578	200,111	158,173
Net earnings attributable to Nucor stockholders(4)	159,841	299,773	181,518	137,056
Net earnings per share:
Basic	0.50	0.94	0.57	0.43
Diluted	0.50	0.94	0.57	0.43

(1)	Nucor incurred a LIFO charge of $14.5 million in the first quarter and recorded LIFO credits of $14.5 million, $84.0 million and $71.9 million in the second, third and fourth quarters, respectively. Inventory related purchase accounting adjustments, associated with the acquisition of Skyline, of $8.6 million, $28.2 million, and $12.0 million were recorded in the second, third and fourth quarters, respectively.
(2)	The second quarter includes a pre-tax charge of $30.0 million for impairment of Nucor’s equity investment in Duferdofin Nucor S.r.l. The third quarter includes a pre-tax charge of $17.6 million related to the loss on the sale of the assets of Nucor Wire Products Pennsylvania, Inc.
(3)	Nucor incurred LIFO charges of $31.0 million, $32.0 million, $28.0 million and $51.8 million in the first, second, third and fourth quarters, respectively. In the fourth quarter, Nucor recognized a gain of $29.0 million related to the correction of an error in the actuarial calculation associated with the medical plan covering certain eligible early retirees.
(4)	The third quarter includes a pre-tax charge of $13.9 million for impairment of Nucor’s equity investment in a dust recycling project.

72
CORPORATE AND STOCK DATA

CORPORATE OFFICE

1915 Rexford Road

Charlotte, North Carolina 28211

Phone 704/366-7000

Fax 704/362-4208

STOCK TRANSFERS

DIVIDEND DISBURSING

DIVIDEND REINVESTMENT

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, New York 11219

Phone 877/715-0504

Fax 718/236-2641

ANNUAL MEETING

The annual meeting of stockholders will be held at 10:00 a.m. on Thursday, May 9, 2013, at the Charlotte Marriott SouthPark, 2200 Rexford Road, Charlotte, NC.

STOCK LISTING

Nucor’s common stock is traded on the New York Stock Exchange under the symbol NUE. As of January 31, 2013, there were approximately 19,000 stockholders of record.

FORM 10-K

A copy of Nucor’s 2012 annual report filed with the Securities and Exchange Commission (SEC) on Form 10-K is available to stockholders upon request.

INTERNET ACCESS

Nucor’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to these reports are available without charge through Nucor’s website, www.nucor.com, as soon as reasonably practicable after Nucor files these reports electronically with or furnishes them to the SEC. Additional information available on our website includes our Corporate Governance Principles, Board of Directors Committee Charters, Standards of Business Conduct and Ethics, and Code of Ethics for Senior Financial Professionals as well as various other financial and statistical data.

STOCK PRICE AND DIVIDENDS PAID
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012
Stock price:
High	$45.75	$43.99	$40.97	$44.00
Low	40.08	34.23	36.61	37.70
Dividends paid	0.365	0.365	0.365	0.365
2011
Stock price:
High	$49.24	$48.00	$41.70	$41.57
Low	42.81	38.90	30.72	29.82
Dividends paid	0.3625	0.3625	0.3625	0.3625

STOCK PERFORMANCE

This graphic comparison assumes the investment of $100 in Nucor Corporation common stock, $100 in the S&P 500 Index and $100 in the S&P Steel Group Index, all at year-end 2007. The resulting cumulative total return assumes that cash dividends were reinvested. Nucor common stock comprised 53% of the S&P Steel Group Index at year end 2012 (42% at year-end 2007).

Nucor Corporation

S&P 500 Index

S&P 500 Steel Index

THIS ANNUAL REPORT HAS BEEN PRINTED ON RECYCLED PAPER.