Form 10-K, Exhibit 13
period 2013-12-31
NUCOR CORP
filed 2014-02-28
CIK 73309

Exhibit 13

FINANCIAL HIGHLIGHTS	3

FINANCIAL HIGHLIGHTS	(dollar and share amounts in thousands, except per share data)
	2013	2012	% CHANGE

FOR THE YEAR
Net sales	$19,052,046	$19,429,273	-2%
Earnings:
Earnings before income taxes and noncontrolling interests	791,123	852,940	-7%
Provision for income taxes	205,594	259,814	-21%
Net earnings	585,529	593,126	-1%
Earnings attributable to noncontrolling interests	97,504	88,507	10%
Net earnings attributable to Nucor stockholders	488,025	504,619	-3%
Per share:
Basic	1.52	1.58	-4%
Diluted	1.52	1.58	-4%
Dividends declared per share	1.4725	1.4625	1%
Percentage of net earnings to net sales	2.6%	2.6%
Return on average stockholders’ equity	6.4%	6.7%
Capital expenditures	1,230,418	1,019,334	21%
Depreciation	535,852	534,010	—
Acquisitions (net of cash acquired)	—	760,833	not meaningful
Sales per employee	859	906	-5%
AT YEAR END
Working capital	$ 4,449,830	$ 3,631,796	23%
Property, plant and equipment, net	4,917,024	4,283,056	15%
Long-term debt (including current maturities)	4,380,200	3,630,200	21%
Total Nucor stockholders’ equity	7,645,769	7,641,571	—
Per share	24.02	24.06	—
Shares outstanding	318,328	317,663	—
Employees	22,300	22,200	—

FORWARD-LOOKING STATEMENTS Certain statements made in this annual report are forward-looking statements that involve risks and uncertainties. The words “believe,” “expect,” “project,” “will,” “should,” “could” and similar expressions are intended to identify those forward-looking statements. These forward-looking statements reflect the Company’s best judgment based on current information, and although we base these statements on circumstances that we believe to be reasonable when made, there can be no assurance that future events will not affect the accuracy of such forward-looking information. As such, the forward-looking statements are not guarantees of future performance, and actual results may vary materially from the projected results and expectations discussed in this report. Factors that might cause the Company’s actual results to differ materially from those anticipated in forward-looking statements include, but are not limited to: (1) the sensitivity of the results of our operations to prevailing steel prices and changes in the supply and cost of raw materials, including pig iron, iron ore and scrap steel; (2) availability and cost of electricity and natural gas which could negatively affect our cost of steel production or could result in a delay or cancelation of existing or future drilling within our natural gas working interest drilling programs; (3) critical equipment failures and business interruptions; (4) market demand for steel products, which, in the case of many of our products, is driven by the level of nonresidential construction activity in the U.S.; (5) competitive pressure on sales and pricing, including pressure from imports and substitute materials; (6) impairment in the recorded value of inventory, equity investments, fixed assets, goodwill or other long-lived assets; (7) uncertainties surrounding the global economy, including the severe economic downturn in construction markets and excess world capacity for steel production; (8) fluctuations in currency conversion rates; (9) U.S. and foreign trade policies affecting steel imports or exports; (10) significant changes in laws or government regulations affecting environmental compliance, including legislation and regulations that result in greater regulation of greenhouse gas emissions that could increase our energy costs and our capital expenditures and operating costs or cause one or more of our permits to be revoked or make it more difficult to obtain permit modifications; (11) the cyclical nature of the steel industry; (12) capital investments and their impact on our performance; and (13) our safety performance.

22	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

MACROECONOMIC CONDITIONS

After five years of recession, the worst the United States has experienced in decades, we still do not see any real and sustained signs of a full recovery. Our nation’s unemployment rate remains high due to the loss of millions of jobs during the recession, the slow pace of the recovery and the uncertainty surrounding domestic fiscal policies. In the face of these economic headwinds, the pace and degree of recovery has been weak and uneven at best, and it has been experienced in fits and starts. While there has been some recent traction gained in single-family housing starts, nonresidential construction (the sector to which we are most closely tied) has continued to languish. Even though there has been some recent improvement in the U.S. Labor Department’s U-6 unemployment figures, which include not only unemployed workers but also discouraged workers and those who are working part-time but would like to work full-time, those rates remain historically high and employment is not expected to regain the peak reached during the most recent economic cycle for several more years. Until a stronger job recovery takes hold, consumer confidence and spending will be inconsistent, indirectly diminishing demand for our products. Macro-level uncertainties in world markets will almost certainly continue to weigh on global and domestic growth in 2014. We believe our net sales and financial results will be stronger in 2014 than in 2013, but they will continue to be adversely affected by these general economic factors as well as by the conditions specific to the steel industry that are described below.

CONDITIONS IN THE STEEL INDUSTRY

The steel industry has always been cyclical in nature, but North American producers of steel and steel products have been facing and are continuing to face some of the most challenging market conditions they have experienced in decades. The average capacity utilization rate of U.S. steel mills was at a historically unprecedented low of 52% in 2009. Since then, the average capacity utilization rate increased to approximately 76% in 2013 and 75% in 2012. These rates, though improved, still compare unfavorably to capacity utilization rates of 81% and 87% in 2008 and 2007, respectively. As domestic demand for steel and steel products is expected to improve only slightly in 2014, it is unlikely that average capacity utilization rates will increase significantly. The average utilization rates of all operating facilities in our steel mills, steel products and raw materials segments were approximately 74%, 58% and 62%, respectively, in 2013, compared with 74%, 60% and 63% respectively, in 2012.

The steel industry has also historically been characterized by global overcapacity and intense competition for sales among producers. This aspect of the industry remains true today despite the bankruptcies of numerous domestic steel companies and ongoing global steel industry consolidation. The recent addition of new production capacity in the United States, as well as the very rapid and extraordinary increase in China’s total production of steel in the last decade, has exacerbated this overcapacity issue domestically as well as globally.

Foreign imports of steel continued to significantly affect our domestic markets. Imported steel and steel products continue to present unique challenges for us because foreign producers often benefit from government subsidies, either directly through government-owned enterprises or indirectly through government-owned or controlled financial institutions. Foreign imports of finished and semi-finished steel accounted for approximately 30% of the U.S. steel market in 2013 despite significant unused domestic capacity. Rebar and hot-rolled bar were impacted especially hard by imports in 2013 as imports of these products increased by 23% and 15%, respectively, over 2012 levels. Increased imports of bar have translated into even lower domestic utilization rates for that product – utilization in the mid-60% range – and significant decreases in domestic bar pricing in 2013. Competition from China, the world’s largest producer and exporter of steel, which produces more than 45% of the steel produced globally, is a major challenge in particular. We believe that Chinese producers, many of which are government-owned in whole or in part, benefit from their government’s manipulation of foreign currency exchange rates and from the receipt of government subsidies, which allow them to sell steel into our markets at artificially low prices.

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

OUR CHALLENGES AND RISKS

Sales of many of our products are dependent upon capital spending in the nonresidential construction markets in the United States, including in the industrial and commercial sectors, as well as capital spending on infrastructure that is publicly funded such as bridges, schools, prisons and hospitals. Unlike recoveries from past recessions, the recovery from the recession of 2008-2009 has not included a strong recovery in the severely depressed nonresidential construction market. In fact, while capital spending on nonresidential construction projects is slowly improving, it continues to lack sustained momentum, which is posing a significant challenge to our business. We do not expect to see strong growth in our net sales until we see a sustained increase in capital spending on these types of construction projects.

Artificially cheap exports by some of our major foreign competitors to the United States and elsewhere reduce our net sales and adversely impact our financial results. Aggressive enforcement of trade rules by the World Trade Organization to limit unfairly traded imports remains uncertain, although it is critical to our ability to remain competitive. We have been encouraged by recent actions the United States International Trade Commission has taken on existing antidumping and countervailing duty orders on hot-rolled sheet steel as well as on imports of rebar that threaten domestic rebar producers. We continue to believe that assertive enforcement of world trade rules must be one of the highest priorities of the United States government.

A major uncertainty we continue to face in our business is the price of our principal raw material, ferrous scrap, which is volatile and often increases rapidly in response to changes in domestic demand, unanticipated events that decrease the flow of scrap into scrap yards and increased foreign demand for scrap. In periods of rapidly increasing raw material prices in the industry, which is often also associated with periods of strong or rapidly improving steel market conditions, being able to increase our prices for the products we sell quickly enough to offset increases in the prices we pay for ferrous scrap is challenging but critical to maintaining our profitability. We attempt to manage this risk via a raw material surcharge mechanism, which our customers understand is a necessary response by us to the market forces of supply and demand for our raw materials. The surcharge mechanism functions to offset changes in prices of our raw materials and is based upon widely available market indices for prices of scrap and other raw materials. We monitor changes in those indices closely and make adjustments as needed, generally on a monthly basis, to our surcharges and sometimes directly to the selling prices for our products. The surcharges are determined from a base scrap price and can differ by product. To further help mitigate the scrap price risk, we also aim to manage scrap inventory levels at the steel mills to match the anticipated demand over a period of the next several weeks for various steel products. Certain scrap substitutes, including pig iron, have longer lead times for delivery than scrap.

During periods of stronger or improving steel market conditions, the surcharge is generally an effective mechanism that facilitates Nucor’s ability to pass through, relatively quickly, the increased costs of ferrous scrap and scrap substitutes and to protect our gross margins from significant erosion. During weaker or rapidly deteriorating steel market conditions, including the steel market environment of the past several years, weak steel demand, low industry utilization rates and the impact of imports create an even more intensified competitive environment. All of those factors, to some degree, impact base pricing, which increases the likelihood that Nucor will experience lower gross margins. During these periods, the surcharge mechanism is less effective at protecting our gross margins; however, there are typically less frequent and smaller raw material cost increases.

Although the majority of our steel sales are to spot market customers who place their orders each month based on their business needs and our pricing competitiveness compared to both domestic and global producers and trading companies, we also sell contract tons, primarily in our sheet operations. Approximately 65% of our sheet sales was to contract customers in 2013 (65% in 2012), with the balance in the spot market at the prevailing prices at the time of sale. Steel contract sales outside of our sheet operations are not significant. The amount of tons sold to contract customers depends on the overall market conditions at the time, how the end-use customers see the market moving forward and the strategy that Nucor management believes is appropriate to the upcoming period. Nucor management considerations include maintaining an appropriate balance of spot and contract tons based on market projections and appropriately supporting our diversified customer base. The percentage of tons that is placed under contract also depends on the overall market dynamics and customer negotiations. In years of strengthening demand, we typically see an increase in the percentage of sheet sales sold under contract as our customers have an expectation that transaction prices will rapidly rise and available capacity will quickly be sold out. To mitigate this risk, customers prefer to enter into contracts in order to obtain committed volumes of supply from the mills. Our contracts include a method of adjusting prices on a periodic basis to reflect changes in the market pricing for steel and/ or scrap. Market indices for steel generally trend with scrap pricing changes but during periods of steel market weakness, including the market conditions of the past several years, the more intensified competitive steel market environment can cause the sales price indices to result in reduced gross margins and profitability. Furthermore, since the selling price adjustments are not immediate, there will always be a timing difference between changes in the prices we pay for raw materials and the adjustments we make to our contract selling prices. Generally, in periods of increasing scrap prices, we experience a short-term margin contraction on contract tons. Conversely, in periods of decreasing scrap prices, we typically experience a short-term margin expansion. Contract sales typically have terms ranging from six to twelve months.

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

Finally, due to our natural gas working interest drilling programs with Encana, a substantial or extended decline in natural gas prices could have a material adverse effect on these programs and, by extension, us. In order to mitigate this risk, we announced a joint decision with Encana in the fourth quarter of 2013 to temporarily suspend drilling new wells until there is a sustained improvement in natural gas pricing. A substantial or extended decline in the price of natural gas could result in further delays or cancellation of existing or future drilling programs or curtailment in production at some properties, all of which could have an adverse effect on our revenues, profitability and cash flows. In addition, natural gas drilling and production are subject to intense federal and state regulation as well as to public interest in environmental protection. Such regulation and interest, when coupled, could result in these drilling programs being forced to comply with certain future regulations, resulting in unknown impacts on the programs’ ability to achieve the cost and hedge benefits we expect from the programs.

OUR STRENGTHS AND OPPORTUNITIES

We are North America’s most diversified steel producer. As a result, our short-term performance is not tied to any one market. The pie chart below shows the diversity of our product mix by total tons sold to outside customers in 2013.

Our highly variable cost structure, combined with our financial strength and liquidity, has allowed us to succeed during cyclical severely depressed steel industry market conditions in the past. In such times, our incentive-based pay system reduces our payroll costs, both hourly and salary, which helps to offset lower selling prices. Our pay-for-performance system, which is closely tied to our levels of production, also allows us to keep our work force intact and to continue operating our facilities when some of our competitors with greater fixed costs are forced to shut down some of their facilities. Because we use electric arc furnaces to produce our steel, we can easily vary our production levels to match short-term changes in demand, unlike our integrated competitors. We believe these strengths also give us opportunities to gain market share during such times.

EVALUATING OUR OPERATING PERFORMANCE

We report our results of operations in three segments: steel mills, steel products and raw materials. Most of the steel we produce in our mills is sold to outside customers, but a significant percentage is used internally by many of the facilities in our steel products segment.

We begin measuring our performance by comparing our net sales, both in total and by individual segment, during a reporting period with our net sales in the corresponding period in the prior year. In doing so, we focus on changes in and the reasons for such changes in the two key variables that have the greatest influence on our net sales: average sales price per ton during the period and total tons shipped to outside customers.

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

Another factor affecting our gross margins in any given period is the application of the last-in, first-out (LIFO) method of accounting to a substantial portion of our inventory (45% of total inventories as of December 31, 2013). LIFO charges or credits for interim periods are based on management’s interim period-end estimates, after considering current and anticipated market conditions, of both inventory costs and quantities at fiscal year end. The actual year end amounts may differ significantly from these estimated interim amounts. Annual LIFO charges or credits are largely based on the relative changes in cost and quantities year over year, primarily with raw material inventory in the steel mills segment.

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

EVALUATING OUR FINANCIAL CONDITION

We evaluate our financial condition each reporting period by focusing primarily on the amounts of and reasons for changes in cash provided by operating activities, our current ratio, the turnover rate of our accounts receivable and inventories, the amount and reasons for changes in cash used in investing activities, the amounts and reasons for changes in cash provided by or used in financing activities and our cash and cash equivalents and short-term investments position at period end. Our conservative financial practices have served us well in the past and are serving us well today. As a result, our financial position remains strong despite the negative effects on our business of the continued weakness in the domestic and global economies.

COMPARISON OF 2013 TO 2012

RESULTS OF OPERATIONS

NET SALES

Net sales to external customers by segment for 2013 and 2012 were as follows:

			(in thousands)
Year Ended December 31,	2013	2012	% Change

Steel mills	$13,311,948	$13,781,797	-3%
Steel products	3,607,333	3,738,381	-4%
Raw materials	2,132,765	1,909,095	12%

Total net sales to external customers	$19,052,046	$19,429,273	-2%

Net sales for 2013 decreased 2% from the prior year. The average sales price per ton decreased 5% from $841 in 2012 to $803 in 2013, while total tons shipped to outside customers increased 3% in 2013 as compared to 2012.

Net sales in the fourth quarter of 2013 increased 10% compared with the fourth quarter of 2012 due to a 10% increase in tons shipped to outside customers. The average sales price per ton was $813 in the fourth quarters of 2013 and 2012.

In the steel mills segment, production and sales tons were as follows:

			(in thousands)
Year Ended December 31,	2013	2012	% Change
Steel production	19,900	19,865	—
Outside steel shipments	17,733	17,473	1%
Inside steel shipments	2,917	2,769	5%
Total steel shipments	20,650	20,242	2%

Net sales to external customers in the steel mills segment decreased 3% due to a 5% decrease in the average sales price per ton from $792 in 2012 to $751 in 2013, partially offset by a 1% increase in tons sold to outside customers.

The average selling prices for our sheet, bar and plate products decreased in 2013 as compared to 2012 due to pressure from imports and excess domestic capacity. Though average selling prices for our sheet products were lower in 2013 than 2012, average selling prices for sheet products increased during the last half of 2013 due to pricing increases that began late in the second quarter that were supported by competitor supply disruptions and slightly improved demand. Average selling prices for our structural products group increased in 2013 as compared to 2012 because Skyline’s distribution business is included for the entire year in 2013. Skyline was only included in 2012 after its June 20, 2012 acquisition date. Skyline has higher average sales prices for its products because of the value-added functions it provides to its customers. Demand in nonresidential construction markets is slowly improving but continues to lack sustained momentum. The strongest end markets in 2013 continue to be in manufactured goods, including energy and automotive, much like they were in 2012.

Tonnage data for the steel products segment is as follows:

			(in thousands)
Year Ended December 31,	2013	2012	% Change
Joist production	342	291	18%
Deck sales	334	308	8%
Cold finished sales	474	492	-4%
Fabricated concrete reinforcing steel sales	1,065	1,180	-10%

Net sales to external customers in the steel products segment decreased 4% from 2012 due to a 3% decrease in tons sold to outside customers and a 1% decrease in the average sales price per ton from $1,393 to $1,375. The 10% decrease in volume of our rebar fabricated products in 2013 as compared to 2012 was partially offset by a 3% increase in the average sales price per ton. Selling prices of our joist and deck products decreased in 2013 as compared to 2012, but these decreases were more than offset by increased sales volumes due to moderately improved demand in nonresidential construction. Pricing and volumes of cold finished bar products decreased from the prior year. Steel products segment shipments to external customers decreased 6% in the fourth quarter of 2013 from the third quarter of 2013 because of typical seasonality in the nonresidential construction market. Tons shipped to external customers in the fourth quarter of 2013 increased 3% over the fourth quarter of 2012. Though we have seen slow improvement in demand related to nonresidential construction, that improvement has lacked sustained momentum, causing net sales in the steel products segment to remain depressed.

Sales for the raw materials segment increased 12% from 2012 primarily due to increased volumes in DJJ’s brokerage and processing operations and increased volumes at our natural gas drilling working interests, partially offset by decreased pricing experienced by DJJ. Raw materials segment sales increased 25% in the fourth quarter of 2013 as compared to the fourth quarter of 2012, due mainly to increases in volumes at DJJ’s brokerage operations and at our natural gas drilling working interests. Approximately 83% of outside sales in the raw materials segment in 2013 were from brokerage operations of DJJ and approximately 12% of the outside sales were from the scrap processing facilities (85% and 13%, respectively, in 2012).

GROSS MARGIN

In 2013, Nucor recorded gross margins of $1.41 billion (7%) compared to $1.51 billion (8%) in 2012. The year-over-year dollar and gross margin percentage decreases were primarily the result of the 5% decrease in the average sales price per ton, partially offset by the 3% increase in tons shipped to outside customers. Additionally, gross margins were impacted by the following factors:

•	In the steel mills segment, the average scrap and scrap substitute cost per ton used decreased 8% from $407 in 2012 to $376 in 2013; however, metal margins also decreased for our sheet, bar and plate products from 2012 due to the previously mentioned decreases in selling prices in those categories. Metal margin dollars for all of our steel mill products increased in the fourth quarter of 2013 as compared to the fourth quarter of 2012. Metal margins increased in the fourth quarter of 2013 as compared to the third quarter of 2013 due to increased metal margins from our sheet, structural and plate products.

Scrap prices are driven by global supply and demand for scrap and other iron-based raw materials used to make steel. We experienced less quarterly volatility in scrap costs during 2013 than in 2012. We expect that early 2014 conditions in the domestic scrap market will be very dependent on the region of the country where they are located. Some regions are experiencing less export demand while weather conditions in other regions are negatively impacting the flow of scrap into scrap yards. We anticipate low volatility in scrap costs going forward until we see stronger market demand either domestically or globally.
•

Nucor’s gross margins are significantly impacted by the application of the LIFO method of accounting. LIFO charges or credits are largely based on the relative changes in cost and quantities year over year, primarily within raw material inventory in the steel mills segment. The average scrap and scrap substitute cost per ton in ending inventory within our steel mills segment at December 31, 2013 increased 3% as compared to December 31, 2012. Ending inventory quantities also increased as compared to December 31, 2012. As a result of these factors, Nucor recorded a LIFO charge of $17.4 million in 2013 (a LIFO credit of $155.9 million in 2012). The increases in cost per ton were driven by market conditions at the end of 2013, which experienced stronger demand for steel and raw materials than market conditions at the end of 2012.

In the fourth quarter of 2013, Nucor recorded a LIFO charge of $17.4 million compared with a LIFO credit of $71.9 million in the fourth quarter of 2012.

•	Nucor’s 2012 gross margins were negatively impacted by $48.8 million in inventory-related purchase accounting adjustments associated with our acquisition of Skyline (none in 2013). Purchase accounting adjustments related to Skyline were $12.0 million in the fourth quarter of 2012 with none being recorded in the fourth quarter of 2013.

•	Gross margins at our rebar fabrication businesses increased significantly in 2013 as compared to 2012 due to higher average sales prices and the effects of management initiatives that have resulted in lower costs, better selling strategies and improved supplier relationships. With the exception of the fourth quarter, in which margins were down slightly from the prior year fourth quarter, the rebar fabrication businesses had higher gross margins in each quarter of 2013 than in the comparable quarter of 2012.

•

Total energy costs decreased approximately $1 per ton from 2012 to 2013, primarily due to the negative impact of natural gas hedge settlements on our overall natural gas costs in 2012. Due to the efficiency of Nucor’s steel mills, energy costs remained less than 6% of the sales dollar in 2013 and 2012.

In the fourth quarter of 2013, total energy costs decreased approximately $2 per ton from the third quarter of 2013 due primarily to lower electricity unit costs, and decreased approximately $3 per ton from the fourth quarter of 2012 primarily due to natural gas hedge settlement costs in the fourth quarter of last year.

•	Gross margins related to DJJ’s scrap processing operations decreased significantly during 2013 compared to 2012 due to excess shredding capacity increasing DJJ’s cost of scrap purchases and weather-related effects in the first quarter of 2013 that reduced the flow of scrap into our scrap processing operations.

MARKETING, ADMINISTRATIVE AND OTHER EXPENSES

A major component of marketing, administrative and other expenses is profit sharing and other incentive compensation costs. These costs, which are based upon and fluctuate with Nucor’s financial performance, decreased from 2012 to 2013. In 2013, profit sharing costs consisted of $71.7 million of contributions, including the Company’s matching contribution, made to the Company’s Profit Sharing and Retirement Savings Plan for qualified employees ($77.7 million in 2012). Other bonus costs also fluctuate based on Nucor’s achievement of certain financial performance goals, including comparisons of Nucor’s financial performance to peers in the steel industry and other companies. Stock-based compensation included in marketing, administrative and other expenses decreased by 8% to $22.9 million in 2013 compared with $25.0 million in 2012 and includes costs associated with vesting of stock awards granted in prior years.

Of the $27.0 million increase in marketing, administrative and other expenses in 2013 as compared to 2012, $15.3 million was due to the inclusion of Skyline’s results for the entire 2013 year as compared to only being included after its June 2012 acquisition date during 2012. Additionally, in the third quarter of 2013, a storage dome collapsed at Nucor Steel Louisiana in St. James Parish. As a result, Nucor recorded a partial write-down of assets at the facility, including $7.0 million of inventory and $21.0 million of property, plant and equipment, offset by a $14.0 million insurance receivable that was based on management’s estimate of probable insurance recoveries. Included in marketing, administrative and other expenses in 2012 was a $17.6 million loss on the sale of the assets of Nucor Wire Products Pennsylvania, Inc.

EQUITY IN (EARNINGS) LOSSES OF UNCONSOLIDATED AFFILIATES

Nucor recorded equity method investment earnings of $9.3 million in 2013 compared with losses of $13.3 million in 2012. The equity method investment results included amortization expense and other purchase accounting adjustments. The improvement in the equity method investment results in 2013 from 2012 is primarily due to greater equity method earnings at NuMit, a decrease in losses at Duferdofin Nucor and earnings at Hunter Ridge (acquired in November 2012). Equity in earnings of unconsolidated affiliates was $6.6 million in the fourth quarter of 2013 compared to losses of $4.2 million in the fourth quarter of 2012 and earnings of $2.3 million in the third quarter of 2013. The improvement in equity method earnings in the fourth quarter of 2013 from the fourth quarter of last year is mainly due to an increase in equity method earnings at NuMit as well as a decrease in losses at Duferdofin Nucor. The improvement in equity method earnings in the fourth quarter of 2013 from the previous quarter is primarily due to a decrease in losses at Duferdofin Nucor.

IMPAIRMENT OF NON-CURRENT ASSETS

In 2013, Nucor incurred no charges for impairment of non-current assets compared to $30.0 million in 2012. In the second quarter of 2012, Nucor recorded a $30.0 million impairment charge related to its equity method investment in Duferdofin Nucor (see Note 10 to the Consolidated Financial Statements).

INTEREST EXPENSE (INCOME)

Net interest expense is detailed below:

(in thousands)

Year Ended December 31,	2013	2012
Interest expense	$151,986	$173,503
Interest income	(5,091)	(11,128)

Interest expense, net	$146,895	$162,375

The 12% decrease in gross interest expense from 2012 is primarily attributable to a 6% decrease in average debt outstanding and a 2% decrease in the average interest rate. In 2013, Nucor issued $1.0 billion of new notes at a lower weighted average interest rate than the $900.0 million of debt that matured between the fourth quarter of 2012 and the second quarter of 2013. Gross interest income decreased 54% due to a 50% decrease in average investments and a 45% decrease in the average interest rate on investments.

EARNINGS BEFORE INCOME TAXES AND NONCONTROLLING INTERESTS

Earnings before income taxes and noncontrolling interests by segment for 2013 and 2012 are as follows:

(in thousands)

Year Ended December 31,	2013	2012
Steel mills	$1,156,715	$1,162,270
Steel products	82,129	(17,140)
Raw materials	13,686	55,264
Corporate/eliminations	(461,407)	(347,454)

Earnings before income taxes and noncontrolling interests	$791,123	$852,940

Earnings before income taxes and noncontrolling interests in the steel mills segment in 2013 decreased slightly from 2012. Gross margin was negatively affected in 2013 by lower metal margin dollars resulting from factors discussed above. The profitability of the steel mills segment in 2013 benefited from improved results from the NuMit and Duferdofin Nucor equity method investments as compared to 2012. Other factors impacting the profitability of the steel mills segment in 2012 that did not occur in 2013 were the $30.0 million impairment charge related to Duferdofin Nucor and the $48.8 million of inventory-related purchase accounting adjustments related to Skyline. Earnings before income taxes and noncontrolling interests in the steel mills segment increased significantly in the fourth quarter of 2013 as compared to the fourth quarter of 2012 due to more favorable market conditions in our sheet mills resulting from competitor supply disruptions that began late in the second quarter and slightly improved demand. Although conditions are slowly improving from historically low levels, the nonresidential construction market continues to lack sustained momentum. The strongest end markets continue to be in manufactured goods, including energy and automotive.

The steel products segment had earnings before income taxes and noncontrolling interests in 2013 as compared to a loss in 2012. Although the average sales price and volume for the segment were lower in 2013 than 2012, profitability in our joist, cold finish and rebar fabrication businesses improved from 2012. The largest increase in profitability was in our rebar fabrication businesses, which experienced higher average sales prices and the effects of management initiatives that have resulted in lower costs, better selling strategies and improved supplier relationships. The steel products segment’s 2012 results were impacted by the $17.6 million loss on the sale of assets of Nucor Wire Products Pennsylvania, Inc. in the third quarter of 2012. In 2013, the steel products segment experienced its first profitable year since 2008. Though the profitability of the steel products segment has improved, conditions in the nonresidential construction markets continue to negatively impact the results of the segment.

The profitability of our raw materials segment decreased from 2012. Difficult conditions in the scrap processing industry have had a negative impact on the profitability of the scrap processing operations of DJJ since the first quarter of 2012. During this time, excess shredding capacity has increased competition and therefore the cost of raw materials while the selling price of scrap has decreased in 2013 as compared to 2012. Also negatively affecting profitability in the raw materials segment were the third quarter 2013 charges related to the net $14.0 million write-down of inventory and property, plant and equipment as a result of the dome collapse at Nucor Steel Louisiana. Nucor Steel Louisiana also had increased startup costs in 2013 as it began production in late December. An unplanned 18-day outage at our Trinidad DRI facility in early 2013 also contributed to lower profitability for the raw materials segment in 2013 as compared to 2012.

The decrease in results in Corporate/eliminations in 2013 was primarily due to a LIFO charge of $17.4 million in 2013 as compared to a $155.9 million LIFO credit in 2012.

NONCONTROLLING INTERESTS

Noncontrolling interests represent the income attributable to the minority interest partners of Nucor’s joint ventures, primarily Nucor-Yamato Steel Company (NYS) of which Nucor owns 51%. The 10% increase in earnings attributable to noncontrolling interests in 2013 over the previous year was primarily due to increased margins as a result of a shift in product mix at NYS. Under the NYS limited partnership agreement, the minimum amount of cash to be distributed each year to the partners is the amount needed by each partner to pay applicable U.S. federal and state income taxes.

PROVISION FOR INCOME TAXES

The effective tax rate in 2013 was 26.0% compared with 30.5% in 2012. The change in the rate between 2012 and 2013 was primarily due to a $21.3 million out-of-period adjustment to the deferred tax balances recorded in 2013. The out-of-period item did not have a material impact in the current or any previously reported period. Nucor has concluded U.S. federal income tax matters for years through 2009. The 2010 through 2013 tax years are open to examination by the Internal Revenue Service. The Canada Revenue Agency has completed an audit examination for the periods 2006 to 2008 for Harris Steel Group Inc. and subsidiaries with immaterial adjustments to the income tax returns. The tax years 2009 through 2013 remain open to examination by other major taxing jurisdictions to which Nucor is subject (primarily Canada and other state and local jurisdictions).

NET EARNINGS AND RETURN ON EQUITY

Nucor reported net earnings of $488.0 million, or $1.52 per diluted share, in 2013 compared to net earnings of $504.6 million, or $1.58 per diluted share, in 2012. Net earnings attributable to Nucor stockholders as a percentage of net sales were 3% in both 2013 and 2012. Return on average stockholders’ equity was 6% and 7% in 2013 and 2012, respectively.

COMPARISON OF 2012 TO 2011

RESULTS OF OPERATIONS

NET SALES

Net sales to external customers by segment for 2012 and 2011 were as follows:

(in thousands)

Year Ended December 31,	2012	2011	% Change
Steel mills	$13,781,797	$14,463,683	-5%
Steel products	3,738,381	3,431,490	9%
Raw materials	1,909,095	2,128,391	-10%

Total net sales to external customers	$19,429,273	$20,023,564	-3%

Net sales for 2012 decreased 3% from the prior year. The average sales price per ton decreased 3% from $869 in 2011 to $841 in 2012, while total tons shipped to outside customers only slightly increased.

In the steel mills segment, production and sales tons were as follows:

(in thousands)

Year Ended December 31,	2012	2011	% Change
Steel production	19,865	19,561	2%
Outside steel shipments	17,473	16,796	4%
Inside steel shipments	2,769	3,329	-17%
Total steel shipments	20,242	20,125	1%

Net sales to external customers in the steel mills segment decreased 5% in 2012 from 2011 due to a decrease in the average sales price per ton, partially offset by an increase in tons sold to outside customers.

Tonnage data for the steel products segment is as follows:

(in thousands)

Year Ended December 31,	2012	2011	% Change
Joist production	291	288	1%
Deck sales	308	312	-1%
Cold finished sales	492	494	—
Fabricated concrete reinforcing steel sales	1,180	1,074	10%

Net sales to external customers in the steel products segment increased 9% over 2011 due to a 4% increase in tons sold to outside customers and a 4% increase in the average sales price per ton from $1,335 to $1,393. Pricing of joists, deck, metal buildings and components and rebar fabricated products improved over the prior year as nonresidential construction activity showed modest improvement; however, sales in the steel products segment were depressed as demand in the nonresidential construction market remained well below historical averages. Pricing and volumes of cold finished bar products decreased slightly from 2011. Sales of rebar fabricated products contributed most significantly to the year-over-year increases in volumes and prices in the steel products segment due to the modest improvement in nonresidential construction activity.

Sales for the raw materials segment decreased 10% from 2011 primarily due to decreased pricing and decreased volumes in DJJ’s brokerage operations. Approximately 85% of outside sales in the raw materials segment in 2012 were from brokerage operations of DJJ and approximately 13% of the outside sales were from the scrap processing facilities (86% and 13%, respectively, in 2011).

GROSS MARGIN

In 2012, Nucor recorded gross margins of $1.51 billion (8%) compared to $1.88 billion (9%) in 2011. The year-over-year dollar and gross margin percentage decreases were primarily the result of the 3% decrease in the average sales price per ton. Additionally, gross margins were impacted by the following factors:

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

•	The average scrap and scrap substitute cost per ton in ending inventory within our steel mills segment at December 31, 2012 decreased 13% as compared to December 31, 2011, which was partially offset by increased quantities included in ending inventory. As a result of these factors, Nucor recorded a LIFO credit of $155.9 million (a LIFO charge of $142.8 million in 2011).

•	Nucor’s 2012 gross margins were negatively impacted by $48.8 million in inventory-related purchase accounting adjustments associated with our acquisition of Skyline.

•	Total energy costs decreased $2 per ton from 2011 to 2012 due primarily to lower natural gas unit costs. Due to the efficiency of Nucor’s steel mills, energy costs remained less than 6% of the sales dollar in 2012 and 2011.

•	Gross margins related to DJJ’s scrap processing operations were significantly lower in 2012 compared to 2011. The decrease was due to conditions in the scrap processing industry, in which excess shredding capacity increased competition for raw materials. As scrap selling prices decreased throughout 2012, DJJ experienced severe downward pressure on margins.

•	Gross margins were impacted in the fourth quarter of 2011 by a non-cash gain of $29.0 million as a result of the correction of an actuarial calculation related to the medical plan covering certain eligible early retirees.

•	Gross margins in 2012 were positively affected by the improved performance of our steel products segment, which experienced gross margin improvement between the third and fourth quarters of 2012.

MARKETING, ADMINISTRATIVE AND OTHER EXPENSES

Profit sharing costs decreased from 2011 to 2012. In 2012, profit sharing costs consisted of $77.7 million of contributions, including the Company’s matching contribution, made to the Company’s Profit Sharing and Retirement Savings Plan for qualified employees ($117.7 million in 2011). Stock-based compensation included in marketing, administrative and other expenses increased 1% to $25.0 million in 2012 compared with $24.7 million in 2011 and includes costs associated with vesting of stock awards granted in prior years.

In 2012, marketing, administrative and other expenses included a charge of $17.6 million for the loss on the sale of the assets of Nucor Wire Products Pennsylvania, Inc. Also contributing to the increase in marketing, administrative and other expenses in 2012 was the inclusion of Skyline’s results since the acquisition date and a general increase in the steel products segment related to increased shipments to outside customers.

EQUITY IN LOSSES OF UNCONSOLIDATED AFFILIATES

Nucor incurred equity method investment losses of $13.3 million and $10.0 million in 2012 and 2011, respectively. The increase in the equity method investment losses is primarily attributable to an increase in losses generated by Duferdofin Nucor S.r.l.

IMPAIRMENT OF NON-CURRENT ASSETS

In 2012, Nucor recorded $30.0 million in charges for impairment of non-current assets compared with $13.9 million in 2011. In the second quarter of 2012, Nucor incurred a $30.0 million charge related to its equity method investment in Duferdofin Nucor. The entire impairment charge recorded in 2011 relates to the impairment of Nucor’s investment in a dust recycling joint venture that has since been terminated (see Note 10 to the Consolidated Financial Statements).

INTEREST EXPENSE (INCOME)

Net interest expense is detailed below:

(in thousands)

Year Ended December 31,	2012	2011
Interest expense	$173,503	$178,812
Interest income	(11,128)	(12,718)
Interest expense, net	$162,375	$166,094

The 3% decrease in gross interest expense from 2011 is primarily attributable to a 3% decrease in average debt outstanding and a slight decrease in the average interest rate. Gross interest income decreased 13% due primarily to a decrease in average investments.

EARNINGS BEFORE INCOME TAXES AND NONCONTROLLING INTERESTS

Earnings before income taxes and noncontrolling interests by segment for 2012 and 2011 are as follows:

(in thousands)

Year Ended December 31,	2012	2011
Steel mills	$1,162,270	$1,813,155
Steel products	(17,140)	(60,282)
Raw materials	55,264	156,180
Corporate/eliminations	(347,454)	(657,241)
Earnings before income taxes and noncontrolling interests	$ 852,940	$1,251,812

Earnings before income taxes and noncontrolling interests in the steel mills segment for 2012 decreased 36% from 2011. A major factor behind the decrease is that metal margin dollars decreased from 2011 resulting from the factors described above. Other factors impacting the profitability of the steel mills segment in 2012 were the $30.0 million impairment charge related to Duferdofin Nucor and the $48.8 million of inventory-related purchase accounting adjustments related to Skyline. The market conditions that impacted the steel mills segment include an import surge across most products that began late in 2011 and continued through 2012. In addition, U.S. sheet steel markets were negatively impacted by new domestic supply that began ramping up production in 2011. The strongest end markets were manufactured goods, including automotive, energy and heavy equipment.

Losses before income taxes and noncontrolling interests in the steel products segment in 2012 decreased from 2011. The 2012 loss was impacted by the $17.6 million loss on the sale of assets of Nucor Wire Products Pennsylvania, Inc. At our rebar fabrication businesses, 2012 shipments to outside customers increased 10% over 2011, which led to improved profitability within the segment. Although the segment experienced market share gains, improved pricing and effective management of costs, the profitability of this segment was weak due to the continued challenging conditions in the nonresidential construction market.

The profitability of our raw materials segment, particularly DJJ, decreased significantly from 2011 primarily due to margin compression at the scrap processing operations resulting from falling scrap selling prices and excess shredding capacity.

The improvements in results in Corporate/eliminations in 2012 were primarily due to the change in LIFO from a charge to a credit and lower profit sharing and incentive compensation costs.

NONCONTROLLING INTERESTS

The 7% increase in noncontrolling interests from 2011 to 2012 was primarily attributable to the increased earnings of NYS, which were primarily due to increases in volumes and changes in product mix.

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

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities provide us with a significant source of liquidity. When needed, we also have external short-term financing sources available, including the issuance of commercial paper and borrowings under our bank credit facilities. We also issue long-term debt from time to time.

In 2013, Nucor’s $1.5 billion revolving credit facility was amended and restated to extend the maturity date to August 2018. The revolving credit facility was undrawn and Nucor had no commercial paper outstanding at December 31, 2013. We believe our financial strength is a key strategic advantage among domestic steel producers, particularly during recessionary business cycles. We currently carry the highest credit ratings of any metals and mining company in North America with an A rating from Standard & Poor’s and a Baa1 rating from Moody’s. Based upon these factors, we expect to continue to have adequate access to the capital markets at a reasonable cost of funds for liquidity purposes when needed. Our credit ratings are dependent, however, upon a number of factors, both qualitative and quantitative, and are subject to change at any time. The disclosure of our credit ratings is made in order to enhance investors’ understanding of our sources of liquidity and the impact of our credit ratings on our cost of funds.

Nucor’s cash and cash equivalents and short-term investments position remains robust at $1.51 billion as of December 31, 2013. Approximately $173.2 million and $186.2 million of the cash and cash equivalents position at December 31, 2013 and December 31, 2012, respectively, was held by our majority-owned joint ventures.

Selected Measures of Liquidity

(dollars in thousands)

December 31,	2013	2012
Cash and cash equivalents	$1,483,252	$1,052,862
Short-term investments	28,191	104,167
Restricted cash and investments	—	275,163
Working capital	4,449,830	3,631,796
Current ratio	3.3	2.8

The current ratio was 3.3 at year end 2013 compared with 2.8 at year end 2012. The current ratio was positively impacted by a 31% increase from 2012 in cash and cash equivalents and short-term investments. The increase in cash and cash equivalents and short-term investments was primarily due to proceeds from the issuance of debt and cash generated by operations, partially offset by cash paid for capital expenditures and dividend payments. In addition, inventories increased by 12% due primarily to increases at the new DRI plant in Louisiana, as well as an 8% increase in inventory tons on hand and a 3% increase in scrap costs in inventory over the prior year. The current ratio was also positively impacted by an 88% decrease from 2012 in long-term debt due within one year and short-term debt, due primarily to the repayment of $250 million of debt in the second quarter of 2013. The next significant debt maturity is not until 2017.

Accounts receivable increased by 6% over 2012 due primarily to the 10% increase in net sales in the fourth quarter of 2013 compared with the prior year fourth quarter. This increase is the result of a 10% increase in outside shipments in the fourth quarter of 2013 as compared with the fourth quarter of 2012. In 2013, total accounts receivable turned approximately every five weeks and inventories turned approximately every seven weeks. This compares to turns of every five weeks for accounts receivable and every six weeks for inventory in 2012. Inventory turnover has slowed slightly from historical rates due mainly to the acquisition of Skyline which, as a distributor, must keep a larger supply of inventory on hand.

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

OPERATING ACTIVITIES

Cash provided by operating activities was $1.08 billion in 2013 compared with $1.20 billion in 2012, a decrease of 10%. The change in operating assets and liabilities of ($235.2) million in 2013 compared with ($86.1) million in 2012 was partially offset by the increase in deferred income taxes over the prior year. The funding of working capital increased over the prior year due mainly to increases in accounts receivable and inventory, somewhat offset by a decrease in cash provided by the change in accounts payable. Accounts receivable increased due to increased outside shipments in the fourth quarter over the prior year fourth quarter. Inventory increased due to an increase in inventory on hand and an increase in scrap prices in inventory from year end 2012. The increase in scrap prices also drove the increase in the accounts payable balance.

INVESTING ACTIVITIES

Our business is capital intensive; therefore, cash used in investing activities primarily represents capital expenditures for new facilities, the expansion and upgrading of existing facilities and the acquisition of other companies. Nucor invested $1.20 billion in new facilities or upgrading of existing facilities in 2013 compared with $947.6 million in 2012, an increase of 26%. This increase in capital expenditures was in large part due to the construction of our DRI facility in Louisiana and the funding of our natural gas working interest drilling program. Offsetting the increase in capital expenditures was the decrease in acquisitions. In 2012, Nucor invested $760.8 million in the acquisition of other companies (primarily Skyline); however, there were no acquisitions in 2013. Another factor contributing to the increase in cash used in investing activities was the net decrease of $1.22 billion in proceeds from the sale of investments and restricted investments (net of purchases) and changes in restricted cash from 2012.

FINANCING ACTIVITIES

Cash provided by financing activities was $196.0 million in 2013 compared with cash used in financing activities of $1.15 billion in 2012. The increase in cash provided by financing activities is primarily attributable to the issuance of debt in 2013 and a decrease in required debt repayments in 2013 than 2012. In the third quarter of 2013, Nucor issued $500.0 million of 4.0% notes due in 2023 and $500.0 million of 5.2% notes due in 2043. The bond offering effectively refinanced $900.0 million of debt that matured between the fourth quarter of 2012 ($650.0 million) and the second quarter of 2013 ($250.0 million). The weighted average interest rate of the new debt is 35 basis points lower than the retired debt, and the new debt also lengthens our debt maturity profile with its weighted average term to maturity of 20 years. Additionally, over 99% of our long-term debt matures in 2017 and beyond.

In 2013, Nucor increased its quarterly base dividend resulting in dividends paid of $471.0 million ($466.4 million in 2012).

Although there were no repurchases in 2013 or 2012, approximately 27.2 million shares remain authorized for repurchase under the Company’s stock repurchase program.

Our credit facility includes only one financial covenant, which is a limit of 60% on the ratio of funded debt to total capitalization. In addition, the credit facility contains customary non-financial covenants, including a limit on Nucor’s ability to pledge the Company’s assets and a limit on consolidations, mergers and sales of assets. Our funded debt to total capital ratio was 36% and 32% at year-end 2013 and 2012, respectively, and we were in compliance with all other covenants under our credit facility.

MARKET RISK

Nucor’s largest exposure to market risk is in our steel mills and steel products segments. Our utilization rates for the steel mills and steel products facilities for the fourth quarter of 2013 were 75% and 58%, respectively. A significant portion of our steel and steel products segments sales are into the commercial, industrial and municipal construction markets, which continue to be depressed. Our largest single customer in 2013 represented approximately 5% of sales and consistently pays within terms. In the raw materials segment, we are exposed to price fluctuations related to the purchase of scrap steel and iron ore. Our exposure to market risk is mitigated by the fact that our steel mills use a significant portion of the products of this segment.

The majority of Nucor’s tax-exempt industrial revenue bonds (IDRBs), including the Gulf Opportunity Zone bonds, have variable interest rates that are adjusted weekly, with the rate of one IDRB adjusted annually. These IDRBs represent 24% of Nucor’s long-term debt outstanding at December 31, 2013. The remaining 76% of Nucor’s long-term debt is at fixed rates. Future changes in interest rates are not expected to significantly impact earnings. From time to time, Nucor makes use of interest rate swaps to manage interest rate risk. As of December 31, 2013, there were no such interest rate swap contracts outstanding. Nucor’s investment practice is to invest in securities that are highly liquid with short maturities. As a result, we do not expect changes in interest rates to have a significant impact on the value of our investment securities recorded as short-term investments.

Nucor also uses derivative financial instruments from time to time to partially manage its exposure to price risk related to natural gas purchases used in the production process as well as scrap, copper and aluminum purchased for resale to its customers. In addition, Nucor uses forward foreign exchange contracts from time to time to hedge cash flows associated with certain assets and liabilities, firm commitments and anticipated transactions. Nucor generally does not enter into derivative instruments for any purpose other than hedging the cash flows associated with specific volumes of commodities that will be purchased and processed or sold in future periods and hedging the exposures related to changes in the fair value of outstanding fixed rate debt instruments and foreign currency transactions. Nucor recognizes all material derivative instruments in the consolidated balance sheets at fair value.

The Company is exposed to foreign currency risk through its operations in Canada, Europe, Trinidad and Colombia. We periodically use derivative contracts to mitigate the risk of currency fluctuations.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following table sets forth our contractual obligations and other commercial commitments as of December 31, 2013 for the periods presented:

(in thousands)

	Payments Due By Period
Contractual Obligations	Total	2014	2015 - 2016	2017 - 2018	2019 and thereafter
Long-term debt	$ 4,380,200	$ 3,300	$ 16,300	$1,100,000	$3,260,600
Estimated interest on long-term debt(1)	2,519,614	179,775	359,436	304,911	1,675,492
Capital leases	34,200	3,420	6,840	6,840	17,100
Operating leases	92,171	26,781	32,955	17,984	14,451
Raw material purchase commitments(2)	4,595,800	1,246,713	2,021,166	1,072,757	255,164
Utility purchase commitments(2)	1,093,797	325,193	235,216	113,923	419,465
Natural gas drilling commitments	4,709,322	42,920	584,916	927,168	3,154,318
Other unconditional purchase obligations(3)	166,106	147,563	3,441	3,356	11,746
Other long-term obligations(4)	355,173	188,333	60,690	26,757	79,393
Total contractual obligations	$17,946,383	$2,163,998	$3,320,960	$3,573,696	$8,887,729

(1)	Interest is estimated using applicable rates at December 31, 2013 for Nucor’s outstanding fixed and variable rate debt.
(2)	Nucor enters into contracts for the purchase of scrap and scrap substitutes, iron ore, electricity, natural gas and other raw materials and related services. These contracts include multi-year commitments and minimum annual purchase requirements and are valued at prices in effect on December 31, 2013, or according to the contract language. These contracts are part of normal operations and are reflected in historical operating cash flow trends. We do not believe such commitments will adversely affect our liquidity position.
(3)	Purchase obligations include commitments for capital expenditures on operating machinery and equipment.
(4)	Other long-term obligations include amounts associated with Nucor’s early-retiree medical benefits, management compensation and guarantees.
Note:	In addition to the amounts shown in the table above, $66.0 million of unrecognized tax benefits have been recorded as liabilities, and we are uncertain as to if or when such amounts may be settled. Related to these unrecognized tax benefits, we have also recorded a liability for potential penalties and interest of $37.2 million at December 31, 2013.

DIVIDENDS

Nucor has increased its base cash dividend every year since it began paying dividends in 1973. Nucor paid dividends of $1.47 per share in 2013 compared with $1.46 per share in 2012. In December 2013, the board of directors increased the base quarterly dividend to $0.37 per share. The base quarterly dividend has more than tripled since the end of 2007. In February 2014, the board of directors declared Nucor’s 164th consecutive quarterly cash dividend of $0.37 per share payable on May 12, 2014 to stockholders of record on March 31, 2014.

OUTLOOK

In 2014, we will continue to take advantage of our position of strength to grow Nucor’s long-term earnings power and shareholder value despite a U.S. economy burdened by a challenging regulatory and overall business environment. We have invested significant capital into our business since the last cyclical peak in 2008. We have done so over a broad range of strategic investments that will further enhance our key competitive strengths: low-cost production, diversified product mix and market leadership positions. With many of these capital projects completed and ready to yield results, we will focus on execution in order to generate strong returns on these investments.

Although macro-level uncertainties in world markets will almost certainly affect both global and domestic growth, we anticipate that our sales and profitability will strengthen somewhat in 2014. Utilization rates, which were flat when compared to 2012, have continued at a similar pace in early 2014 and we expect this trend to continue as we progress through the first quarter. We are encouraged by improvements in backlogs at our steel mills and steel products segments of approximately 21% and 9%, respectively, over year end 2012, and we believe several end-use markets such as automotive, energy and general manufacturing will experience some real demand improvement in 2014. However, the effect this improvement in demand will have on our operating rates will be challenged by excess global steel capacity and the threat of continued increases in imported steel. Nucor is most closely tied to the nonresidential construction sector, which is showing signs of improvement but still lacks sustained momentum. Our ability to achieve significant earnings and sales growth will be diminished until there is sustained improvement in nonresidential construction. Although we expect that we will continue to experience fluctuations in raw material costs in 2014, we have made great strides to manage our raw material costs more effectively with the completion and startup of our second DRI facility located in Louisiana.

We are committed to executing on the opportunities we see ahead to reward Nucor stockholders with very attractive long-term returns on their valuable capital invested in our company. Nucor is the only steel producer in North America with the extremely important competitive advantage of an investment grade credit rating. Our industry-leading financial strength allows us to support investments in our facilities that will prepare us for increased profitability as we enter into more favorable market conditions. In 2014, as we have in our past, we will allocate capital to investments that build our long-term earnings power. Capital expenditures are currently projected to be approximately $600 million in 2014, which is significantly lower than in 2013 mainly due to the joint agreement with Encana to temporarily suspend drilling new natural gas wells given current gas price expectations for 2014. Included in this $600 million total are residual expenditures for our Louisiana DRI facility and our natural gas related investments, capacity expansions in SBQ steel and in sheet piling production as well as other investments in our core operations to expand our product offerings and keep our facilities state-of-the-art and globally competitive.

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

LONG-LIVED ASSET IMPAIRMENTS

We evaluate our property, plant and equipment and finite-lived intangible assets for potential impairment on an individual asset basis or at the lowest level asset grouping for which cash flows can be separately identified. Asset impairments are assessed whenever circumstances indicate that the carrying amounts of those productive assets could exceed their projected undiscounted cash flows. In developing estimated values for assets that we currently use in our operations, we utilize judgments and assumptions of future undiscounted cash flows that the assets will produce. When it is determined that an impairment exists, the related assets are written down to estimated fair market value.

Certain long-lived asset groupings were tested for impairment during the fourth quarter of 2013. Undiscounted cash flows for each asset grouping were estimated using management’s long-range estimates of market conditions associated with each asset grouping over the estimated useful life of the principal asset within the group. Our undiscounted cash flow analysis indicated that those long-lived asset groupings were recoverable as of December 31, 2013; however, if our projected cash flows are not realized, either because of an extended recessionary period or other unforeseen events, impairment charges may be required in future periods. A 20% decrease in the projected cash flows of each of our asset groupings would not result in an impairment, with the exception of one asset grouping included in the steel products segment that has $34.9 million of property, plant and equipment and $34.1 million of finite-lived intangible assets at December 31, 2013.

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

Our fourth quarter 2013 annual goodwill impairment analysis did not result in an impairment charge. And, management does not currently believe that future impairment of these reporting units is probable. However, the performance of certain businesses that comprise our reporting units requires continued improvement. An increase of approximately 50 basis points in the discount rate, a critical assumption in which a minor change can have a significant impact on the estimated fair value, would not result in an impairment charge.

Nucor will continue to monitor operating results within all reporting units throughout the upcoming year in an effort to determine if events and circumstances warrant further interim impairment testing. Otherwise, all reporting units will again be subject to the required annual impairment test during our fourth quarter of 2014. Changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future operating cash flows and discount rate, could decrease the estimated fair value of our reporting units in the future and could result in an impairment of goodwill.

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

In the event that an impairment review is necessary, we calculate the estimated fair value of our equity method investments using a probability-weighted multiple scenario income approach. Management’s analysis includes three discounted cash flow scenarios (best case, base case and recessionary case), which contain forecasted near-term cash flows under each scenario. Generally, (i) the best case scenario contains estimates of future results ranging from slightly higher than recent operating performance to levels that are consistent with historical operating and financial performance (i.e., results experienced prior to the onset of the current recessionary period that began in 2008); (ii) the base case scenario has estimates of future results ranging from generally in line with recent operating performance to levels that are more conservative than historical operating and financial performance; and (iii) the worst case scenario has estimates of future results ranging from results relatively consistent with the operating and financial performance that we are experiencing in the current unprecedented recessionary state of the global steel industry to limited growth resulting only from slight improvements each year in utilization rates as an acknowledgement of where the industry is at the bottom of the economic cycle. Management determines the probability that each cash flow scenario will come to fruition based on the specific facts and circumstances of each of the preceding scenarios, with the base case typically receiving the majority of the weighting.

Key assumptions used to determine the fair value of our equity method investments include: (a) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, costs to produce and estimated capital needs); (b) an estimated terminal value using a terminal year growth rate determined based on the growth prospects of the reporting unit; (c) a discount rate based on management’s best estimate of the after-tax weighted average cost of capital; and (d) a probability-weighted scenario approach by which varying cash flows are assigned to certain scenarios based on the likelihood of occurrence. While the assumptions that most significantly affect the fair value determination include projected revenues and discount rate, the assumptions are often interdependent and no single factor predominates in determining the estimated fair value. Management considers historical and anticipated future results, general economic and market conditions, the impact of planned business and operational strategies and all available information at the time the fair values of its investments are estimated. Those estimates and judgments may or may not ultimately prove appropriate.

In the second quarter of 2012, Nucor concluded that a triggering event occurred requiring assessment for impairment of its equity investment in Duferdofin Nucor due to the continued declines in the global demand for steel, the escalated economic and political turmoil in Europe and continued operating performance well below budgeted levels through the first half of 2012. Duferdofin Nucor’s updated unfavorable forecast of future operating performance was also a contributing factor. After completing its assessment, Nucor determined that the carrying amount exceeded its estimated fair value and recorded a $30.0 million impairment charge against the Company’s investment in Duferdofin Nucor in the second quarter of 2012. This charge is included in impairment of non-current assets in the consolidated statements of earnings.

Although the operating results of Duferdofin Nucor have improved since 2012 and there have been no significant deteriorations in near-term financial projections or other key assumptions since the last impairment test performed in the fourth quarter of 2012, Nucor concluded that it was appropriate to reassess its equity investment in Duferdofin Nucor for impairment during the fourth quarter of 2013 due to the protracted challenging steel market conditions in Europe. The updated analysis included expected future cash flow assumptions that were developed by local management at Duferdofin Nucor and were reviewed in detail by Nucor senior management using the methodology outlined above. The base case scenario received the majority of the probability weighting, with equal weighting given to the other two scenarios. After completing its assessment, the Company determined that the estimated fair value exceeded its carrying amount by a sufficient amount and that there was no need for additional impairment charges.

It is reasonably possible that based on actual future performance the estimates used in our fourth quarter valuation could change and result in further impairment of our investment. Changes in management estimates to the unobservable inputs would change the valuation of the investment. The estimates for the projected revenue and discount rate are the assumptions that most significantly affect the fair value determination.

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

INCOME TAXES

We utilize the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Potential accrued interest and penalties related to unrecognized tax benefits within operations are recognized as a component of interest expense.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 2 to our consolidated financial statements for a discussion of new accounting pronouncements adopted by Nucor during 2013 and the expected financial impact of accounting pronouncements recently issued or proposed but not yet required to be adopted.

RECLASSIFICATIONS

In the first quarter of 2013, we began reporting the results of Nucor’s steel trading businesses and rebar distribution businesses in the steel mills segment. Previously these businesses were reported in an “All other” category. These businesses were reclassified to the steel mills segment as part of a realignment of Nucor’s reportable segments to better reflect the way in which they are managed. The segment data for the comparable periods has also been reclassified into the steel mills segment in order to conform to the current year presentation. The steel mills, steel products and raw materials segments are consistent with the way Nucor manages its business, which is primarily based upon the similarity of the types of products produced and sold by each segment. Additionally, the composition of assets by segment at December 31, 2012 and December 31, 2011 was reclassified to conform with the current presentation. This reclassification between segments did not have any impact on the consolidated asset balances.

In 2012, we began classifying internal fleet and some common carrier costs in cost of products sold in the consolidated statements of earnings. We made this change so that all freight costs will be recorded within the same financial statement line item to allow users of our financial statements to better understand our expense structure. This change resulted in the reclassification of $67.2 million of these costs from marketing, administrative and other expenses to cost of products sold for the year ended December 31, 2011 in order to conform to the current presentation.

FIVE-YEAR FINANCIAL REVIEW	43

	(dollar and share amounts in thousands, except per share data)
	2013	2012	2011	2010	2009
FOR THE YEAR
Net sales	$19,052,046	$19,429,273	$20,023,564	$15,844,627	$11,190,296
Costs, expenses and other:
Cost of products sold	17,641,421	17,915,735	18,142,144	15,060,882	11,090,230
Marketing, administrative and other expenses	481,904	454,900	439,528	331,455	296,951
Equity in (earnings) losses of unconsolidated affiliates	(9,297)	13,323	10,043	32,082	82,341
Impairment of non-current assets	—	30,000	13,943	—	—
Interest expense, net	146,895	162,375	166,094	153,093	134,752

	18,260,923	18,576,333	18,771,752	15,577,512	11,604,274
Earnings (loss) before income taxes and noncontrolling interests	791,123	852,940	1,251,812	267,115	(413,978)
Provision for (benefit from) income taxes	205,594	259,814	390,828	60,792	(176,800)

Net earnings (loss)	585,529	593,126	860,984	206,323	(237,178)
Earnings attributable to noncontrolling interests	97,504	88,507	82,796	72,231	56,435

Net earnings (loss) attributable to Nucor stockholders	488,025	504,619	778,188	134,092	(293,613)
Net earnings (loss) per share:
Basic	1.52	1.58	2.45	0.42	(0.94)
Diluted	1.52	1.58	2.45	0.42	(0.94)
Dividends declared per share	1.4725	1.4625	1.4525	1.4425	1.41
Percentage of net earnings (loss) to net sales	2.6%	2.6%	3.9%	0.8%	-2.6%
Return on average stockholders’ equity	6.4%	6.7%	10.7%	1.8%	-3.8%
Capital expenditures	1,230,418	1,019,334	450,627	345,294	390,500
Acquisitions (net of cash acquired)	—	760,833	3,959	64,788	32,720
Depreciation	535,852	534,010	522,571	512,147	494,035
Sales per employee	859	906	974	777	539
AT YEAR END
Current assets	$6,410,046	$5,661,364	$6,708,081	$5,861,175	$5,182,248
Current liabilities	1,960,216	2,029,568	2,396,059	1,504,438	1,227,057

Working capital	4,449,830	3,631,796	4,312,022	4,356,737	3,955,191
Cash provided by operating activities	1,077,949	1,200,385	1,031,053	866,794	1,173,194
Current ratio	3.3	2.8	2.8	3.9	4.2
Property, plant and equipment, net	4,917,024	4,283,056	3,755,604	3,852,118	4,013,836
Total assets	15,203,283	14,152,059	14,570,350	13,921,910	12,571,904
Long-term debt (including current maturities)	4,380,200	3,630,200	4,280,200	4,280,200	3,086,200
Percentage of debt to capital(1)	35.6%	31.5%	35.7%	36.9%	28.9%
Total Nucor stockholders’ equity	7,645,769	7,641,571	7,474,885	7,120,070	7,390,526
Per share	24.02	24.06	23.60	22.55	23.47
Shares outstanding	318,328	317,663	316,749	315,791	314,856
Employees	22,300	22,200	20,800	20,500	20,400

(1)	Long-term debt divided by total equity plus long-term debt.

44	MANAGEMENT’S REPORT

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

Management assessed the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2013. In making this assessment, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (1992).

Based on its assessment, management concluded that Nucor’s internal control over financial reporting was effective as of December 31, 2013. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2013 as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	45

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Nucor Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, comprehensive income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Nucor Corporation and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Charlotte, NC

February 28, 2014

46
CONSOLIDATED BALANCE SHEETS

CONSOLIDATED BALANCE SHEETS		(in thousands)
December 31,	2013	2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 15)	$1,483,252	$1,052,862
Short-term investments (Notes 4 and 15)	28,191	104,167
Accounts receivable, net (Note 5)	1,810,987	1,707,317
Inventories, net (Note 6)	2,605,609	2,323,641
Other current assets (Notes 10 and 20)	482,007	473,377

Total current assets	6,410,046	5,661,364
PROPERTY, PLANT AND EQUIPMENT, NET (Note 7)	4,917,024	4,283,056
RESTRICTED CASH AND INVESTMENTS (Notes 8 and 15)	—	275,163
GOODWILL (Note 9)	1,973,608	2,004,538
OTHER INTANGIBLE ASSETS, NET (Note 9)	874,154	959,240
OTHER ASSETS (Note 10)	1,028,451	968,698

TOTAL ASSETS	$15,203,283	$14,152,059

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term debt (Notes 12 and 15)	$29,202	$29,912
Long-term debt due within one year (Notes 12 and 15)	3,300	250,000
Accounts payable (Note 11)	1,117,078	1,046,713
Salaries, wages and related accruals (Note 18)	282,860	279,898
Accrued expenses and other current liabilities (Notes 11, 14, 16 and 20)	527,776	423,045

Total current liabilities	1,960,216	2,029,568
LONG-TERM DEBT DUE AFTER ONE YEAR (Notes 12 and 15)	4,376,900	3,380,200
DEFERRED CREDITS AND OTHER LIABILITIES (Notes 16, 18 and 20)	955,889	856,917

TOTAL LIABILITIES	7,293,005	6,266,685

COMMITMENTS AND CONTINGENCIES (Note 16)
EQUITY
NUCOR STOCKHOLDERS’ EQUITY (Notes 13 and 17):
Common stock (800,000 shares authorized; 377,525 and 377,013 shares issued, respectively)	151,010	150,805
Additional paid-in capital	1,843,353	1,811,459
Retained earnings	7,140,440	7,124,523
Accumulated other comprehensive income, net of income taxes (Notes 2, 14 and 21)	9,080	56,761
Treasury stock (59,197 and 59,350 shares, respectively)	(1,498,114)	(1,501,977)

Total Nucor stockholders’ equity	7,645,769	7,641,571
NONCONTROLLING INTERESTS	264,509	243,803

TOTAL EQUITY	7,910,278	7,885,374

TOTAL LIABILITIES AND EQUITY	$15,203,283	$14,152,059

  See notes to consolidated financial statements.

47
CONSOLIDATED STATEMENTS OF EARNINGS

CONSOLIDATED STATEMENTS OF EARNINGS	(in thousands, except per share data)
Year Ended December 31,	2013	2012	2011
NET SALES	$19,052,046	$19,429,273	$20,023,564

COSTS, EXPENSES AND OTHER:
Cost of products sold (Notes 1, 6, 14 and 18)	17,641,421	17,915,735	18,142,144
Marketing, administrative and other expenses (Notes 1, 3 and 7)	481,904	454,900	439,528
Equity in (earnings) losses of unconsolidated affiliates (Note 10)	(9,297)	13,323	10,043
Impairment of non-current assets (Note 10)	—	30,000	13,943
Interest expense, net (Notes 19 and 20)	146,895	162,375	166,094

	18,260,923	18,576,333	18,771,752

EARNINGS BEFORE INCOME TAXES AND
NONCONTROLLING INTERESTS	791,123	852,940	1,251,812
PROVISION FOR INCOME TAXES (Note 20)	205,594	259,814	390,828

NET EARNINGS	585,529	593,126	860,984
EARNINGS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	97,504	88,507	82,796

NET EARNINGS ATTRIBUTABLE TO NUCOR STOCKHOLDERS	$488,025	$504,619	$778,188

NET EARNINGS PER SHARE (Note 22):
Basic	$1.52	$1.58	$2.45
Diluted	$1.52	$1.58	$2.45

  See notes to consolidated financial statements.

48
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME		(in thousands)
Year Ended December 31,	2013	2012	2011
NET EARNINGS	$585,529	$593,126	$860,984

OTHER COMPREHENSIVE INCOME (LOSS):
Net unrealized loss on hedging derivatives, net of income taxes of $0, ($1,100) and ($4,700) for 2013, 2012 and 2011, respectively	—	(2,264)	(8,454)
Reclassification adjustment for loss on settlement of hedging derivatives included in net earnings, net of income taxes of $0, $25,000 and $21,800 for 2013, 2012 and 2011, respectively	—	42,515	37,093
Foreign currency translation gain (loss), net of income taxes of ($600), $0 and $100 for 2013, 2012 and 2011, respectively	(53,619)	58,626	(40,210)
Adjustment to early retiree medical plan, net of income taxes of $2,547, ($1,528) and $952 for 2013, 2012 and 2011, respectively	5,938	(3,646)	1,165

	(47,681)	95,231	(10,406)

COMPREHENSIVE INCOME	537,848	688,357	850,578
COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(97,504)	(88,512)	(82,791)

COMPREHENSIVE INCOME ATTRIBUTABLE TO NUCOR STOCKHOLDERS	$440,344	$599,845	$767,787

  See notes to consolidated financial statements.

49
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY	(in thousands, except per share data)

		COMMON STOCK		ADDITIONAL PAID-IN	RETAINED	ACCUMULATED OTHER COMPREHENSIVE	TREASURY STOCK (AT COST)		TOTAL NUCOR STOCKHOLDERS’	NON- CONTROLLING
	TOTAL	SHARES	AMOUNT	CAPITAL	EARNINGS	INCOME (LOSS)	SHARES	AMOUNT	EQUITY	INTERESTS
BALANCES, December 31, 2010	$7,330,694	375,451	$150,181	$1,711,518	$6,795,988	($27,776)	59,660	($1,509,841)	$7,120,070	$210,624
Net earnings in 2011	860,984				778,188				778,188	82,796
Other comprehensive income	(10,406)					(10,401)			(10,401)	(5)
Stock options exercised	8,097	387	155	7,942					8,097
Stock option expense	9,850			9,850					9,850
Issuance of stock under award plans, net of forfeitures	30,091	401	160	25,624			(170)	4,307	30,091
Amortization of unearned compensation	1,600			1,600					1,600
Cash dividends ($1.4525 per share)	(462,610)				(462,610)				(462,610)
Distributions to noncontrolling interests	(61,720)									(61,720)
BALANCES, December 31, 2011	7,706,580	376,239	150,496	1,756,534	7,111,566	(38,177)	59,490	(1,505,534)	7,474,885	231,695
Net earnings in 2012	593,126				504,619				504,619	88,507
Other comprehensive income	95,231					95,226			95,226	5
Stock options exercised	10,515	354	142	10,373					10,515
Stock option expense	9,850			9,850					9,850
Issuance of stock under award plans, net of forfeitures	36,119	420	167	32,395			(140)	3,557	36,119
Amortization of unearned compensation	800			800					800
Cash dividends ($1.4625 per share)	(467,662)				(467,662)				(467,662)
Distributions to noncontrolling interests	(74,848)									(74,848)
Other	(24,337)			1,507	(24,000)	(288)			(22,781)	(1,556)
BALANCES, December 31, 2012	7,885,374	377,013	150,805	1,811,459	7,124,523	56,761	59,350	(1,501,977)	7,641,571	243,803
Net earnings in 2013	585,529				488,025				488,025	97,504
Other comprehensive income	(47,681)					(47,681)			(47,681)
Stock option expense	8,576			8,576					8,576
Issuance of stock under award plans, net of forfeitures	26,565	512	205	22,497			(153)	3,863	26,565
Amortization of unearned compensation	821			821					821
Cash dividends ($1.4725 per share)	(472,108)				(472,108)				(472,108)
Distributions to noncontrolling interests	(76,798)									(76,798)
BALANCES, December 31, 2013	$7,910,278	377,525	$151,010	$ 1,843,353	$ 7,140,440	$ 9,080	59,197	($1,498,114)	$7,645,769	$264,509

See notes to consolidated financial statements.

50
CONSOLIDATED STATEMENTS OF CASH FLOWS

CONSOLIDATED STATEMENTS OF CASH FLOWS		(in thousands)
Year Ended December 31,	2013	2012	2011
OPERATING ACTIVITIES:
Net earnings	$585,529	$593,126	$860,984
Adjustments:
Depreciation	535,852	534,010	522,571
Amortization	74,356	73,011	67,829
Stock-based compensation	47,450	50,733	49,003
Deferred income taxes	56,564	(25,274)	58,051
Distributions from affiliates	8,708	—	—
Equity in (earnings) losses of unconsolidated affiliates	(9,297)	13,323	10,043
Impairment of non-current assets	—	30,000	13,943
Loss on assets	14,000	17,563	—
Changes in assets and liabilities (exclusive of acquisitions and dispositions):
Accounts receivable	(103,649)	148,113	(274,920)
Inventories	(298,074)	(65,655)	(433,696)
Accounts payable	39,489	(111,496)	62,012
Federal income taxes	77,950	(28,022)	930
Salaries, wages and related accruals	7,155	(60,363)	129,340
Other operating activities	41,916	31,316	(35,037)

Cash provided by operating activities	1,077,949	1,200,385	1,031,053
INVESTING ACTIVITIES:
Capital expenditures	(1,196,952)	(947,608)	(438,943)
Investment in and advances to affiliates	(85,053)	(180,472)	(95,950)
Repayment of advances to affiliates	54,500	65,446	50,000
Disposition of plant and equipment	34,097	51,063	25,333
Acquisitions (net of cash acquired)	—	(760,833)	(3,959)
Purchases of investments	(19,349)	(409,403)	(1,494,782)
Proceeds from the sale of investments	92,761	1,667,142	1,285,763
Purchases of restricted investments	—	—	(564,994)
Proceeds from the sale of restricted investments	148,725	359,295	47,479
Changes in restricted cash	126,438	(48,625)	530,165
Other investing activities	4,863	—	—

Cash used in investing activities	(839,970)	(203,995)	(659,888)
FINANCING ACTIVITIES:
Net change in short-term debt	(671)	27,945	(11,450)
Repayment of long-term debt	(250,000)	(650,000)	—
Proceeds from issuance of long-term debt, net of discount	999,100	—	—
Bond issuance costs	(7,625)	—	—
Issuance of common stock	—	10,515	8,097
Excess tax benefits from stock-based compensation	2,955	4,700	1,000
Distributions to noncontrolling interests	(76,798)	(74,848)	(61,720)
Cash dividends	(471,028)	(466,361)	(461,518)
Other financing activities	111	1,172	30,569

Cash provided by (used in) financing activities	196,044	(1,146,877)	(495,022)
Effect of exchange rate changes on cash	(3,633)	2,704	(904)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	430,390	(147,783)	(124,761)
CASH AND CASH EQUIVALENTS — BEGINNING OF YEAR	1,052,862	1,200,645	1,325,406

CASH AND CASH EQUIVALENTS — END OF YEAR	$1,483,252	$1,052,862	$1,200,645

NON-CASH INVESTING ACTIVITY:
Change in accrued plant and equipment purchases	$33,467	$71,726	$1,559

See notes to consolidated financial statements.

51
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

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

Reclassifications In the first quarter of 2013, we began reporting the results of Nucor’s steel trading businesses and rebar distribution businesses in the steel mills segment. Previously, these businesses were reported in an “All other” category. These businesses were reclassified to the steel mills segment as part of a realignment of Nucor’s reportable segments to better reflect the way in which they are managed. The segment data for the comparable periods has also been reclassified into the steel mills segment in order to conform to the current year presentation. The steel mills, steel products and raw materials segments are consistent with the way Nucor manages its business, which is based primarily upon the similarity of the types of products produced and sold by each segment. Additionally, the composition of assets by segment at December 31, 2012 and December 31, 2011 was reclassified to conform with the current presentation. This reclassification between segments did not have any impact on the consolidated asset balances.

In 2012, we began classifying internal fleet and some common carrier costs in cost of products sold in the consolidated statements of earnings. We made this change so that all freight costs will be recorded within the same financial statement line item to allow users of our financial statements to better understand our expense structure. This change resulted in the reclassification of $67.2 million of these costs from marketing, administrative and other expenses to cost of products sold for the year ended December 31, 2011 in order to conform to the 2012 presentation.

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

Inventories Valuation Inventories are stated at the lower of cost or market. Inventories valued using the last-in, first-out (LIFO) method of accounting represent approximately 45% of total inventories as of December 31, 2013 (45% as of December 31, 2012). All inventories held by the parent company and Nucor-Yamato Steel Company are valued using the LIFO method of accounting except for supplies that are consumed indirectly in the production process, which are valued using the first-in, first-out (FIFO) method of accounting. All inventories held by other subsidiaries of the parent company are valued using the FIFO method of accounting. The Company records any amount required to reduce the carrying value of inventory to net realizable value as a charge to cost of products sold.

Property, Plant and Equipment Property, plant and equipment are stated at cost, except for property, plant and equipment acquired through acquisitions which are recorded at acquisition date fair value. With the exception of our natural gas wells, depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Depletion of all capitalized costs associated with our natural gas producing properties is expensed on a unit-of-production basis by individual field as the gas from the proved developed reserves is produced. The costs of planned major maintenance activities are capitalized as part of other current assets and amortized over the period until the next scheduled major maintenance activity. All other repairs and maintenance activities are expensed when incurred.

Goodwill and Other Intangibles Goodwill is the excess of cost over the fair value of net assets of businesses acquired. Goodwill is not amortized but is tested annually for impairment and whenever events or circumstances change that would make it more likely than not that an impairment may have occurred. We perform our annual impairment analysis as of the first day of the fourth quarter each year. The evaluation of impairment involves comparing the current estimated fair value of each reporting unit, which is a level below the reportable segment, to the recorded value, including goodwill. When appropriate, Nucor performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For certain reporting units it is necessary to perform a quantitative analysis. In these instances, a discounted cash flow model is used to determine the current estimated fair value of these reporting units. A number of significant assumptions and estimates are involved in the application of the discounted cash flow model to forecast operating cash flows, including market growth and market share, sales volumes and prices, costs to produce, discount rate and estimated capital needs. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. Assumptions in estimating future cash flows are subject to a high degree of judgment and complexity. Changes in assumptions and estimates may affect the fair value of goodwill and could result in impairment charges in future periods.

Finite-lived intangible assets are amortized over their estimated useful lives.

Long-Lived Asset Impairments We evaluate our property, plant and equipment and finite-lived intangible assets for potential impairment on an individual asset basis or at the lowest level asset grouping for which cash flows can be separately identified. Asset impairments are assessed whenever circumstances indicate that the carrying amounts of those productive assets could exceed their projected undiscounted cash flows. When it is determined that impairment exists, the related assets are written down to estimated fair market value.

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

Derivative Financial Instruments Nucor uses derivative financial instruments from time to time primarily to partially manage its exposure to price risk related to natural gas purchases used in the production process and to changes in interest rates on outstanding debt instruments. Nucor also uses derivatives to hedge a portion of our scrap, copper and aluminum purchases and sales. In addition, Nucor uses forward foreign exchange contracts to hedge cash flows associated with certain assets and liabilities, firm commitments and anticipated transactions.

Nucor recognizes all material derivative instruments in the consolidated balance sheets at fair value. Amounts included in accumulated other comprehensive income (loss) related to cash flow hedges are reclassified into earnings when the underlying transaction is recognized in net earnings. Changes in fair value hedges are reported currently in earnings along with changes in the fair value of the hedged items. When cash flow and fair value hedges affect net earnings, they are included on the same financial statement line as the underlying transaction (cost of products sold or interest expense). If these instruments do not meet hedge accounting criteria or contain ineffectiveness, the change in fair value (or a portion thereof) is recognized immediately in earnings in the same financial statement line as the underlying transaction.

Revenue Recognition Nucor recognizes revenue when persuasive evidence of a contractual arrangement exists, delivery has occurred, the sales price is fixed or determinable and collection is reasonably assured. Product is considered delivered to the customer once it has been shipped and title and risk of loss has been transferred.

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

Nucor recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Potential accrued interest and penalties related to unrecognized tax benefits are recognized as a component of interest expense.

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

Recently Adopted Accounting Pronouncements In the first quarter of 2013, Nucor adopted new accounting guidance requiring additional disclosures on reclassifications from accumulated other comprehensive income into net income. The new accounting guidance requires entities to report either parenthetically on the face of the financial statements or in the notes to the financial statements these reclassifications for each financial statement line item. Nucor elected to report this information within the notes to the financial statements (see Note 21). This new guidance only impacts disclosures and has no impact on Nucor’s consolidated financial position, results of operations or cash flows.

In the first quarter of 2014, Nucor will adopt new accounting guidance, which requires unrecognized tax benefits to be presented as a decrease in net operating loss, similar tax loss or tax credit carryforward if certain criteria are met. The new guidance may affect balance sheet classification of certain unrecognized tax benefits and will have no impact on Nucor’s consolidated results of operations or cash flows.

3. ACQUISITIONS AND DISPOSITIONS

On June 20, 2012, Nucor completed the acquisition of the entire equity interest in Skyline Steel LLC (Skyline) and its subsidiaries for the cash purchase price of approximately $675.4 million. No cash was received nor was any debt assumed as a result of the acquisition. Skyline’s financial results are included as part of the steel mills segment (see Note 23).

Skyline is a steel foundation manufacturer and distributor serving the U.S., Canada, Mexico and the Caribbean. Skyline’s steel products are used in marine construction, bridge and highway construction, heavy civil construction, storm protection, underground commercial parking and environmental containment projects in the infrastructure and construction industries. Skyline is a significant consumer of H-piling and sheet piling from Nucor-Yamato Steel Company.

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

In November 2012, Nucor acquired a 50% economic and voting interest in Hunter Ridge Energy Services LLC (Hunter Ridge). Hunter Ridge provides services for the gathering, separation and compression of energy products, including natural gas produced by Nucor’s working interest drilling program. Nucor accounts for the investment (on a one-month lag basis) under the equity method (see Note 10). As of December 31, 2013, Nucor’s investment in Hunter Ridge was $134.5 million ($95.4 million at December 31, 2012).

Other minor acquisitions, exclusive of purchase price adjustments of acquisitions made in prior years, totaled $85.4 million in 2012 and $4.0 million in 2011 (none in 2013).

4. SHORT-TERM INVESTMENTS

Nucor’s short-term investments held as of December 31, 2013 and December 31, 2012 were $28.2 million and $104.2 million, respectively. These investments consisted of certificates of deposit (CDs) and are classified as available-for-sale. The interest rates on the CDs are fixed at inception and interest income is recorded as earned.

No realized or unrealized gains or losses were incurred in 2013, 2012 or 2011.

The contractual maturities of all of the CDs outstanding at December 31, 2013 are in 2014.

5. ACCOUNTS RECEIVABLE

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of our customers to make required payments. Accounts receivable are stated net of the allowance for doubtful accounts of $58.3 million at December 31, 2013 ($57.4 million at December 31, 2012 and $54.3 million at December 31, 2011).

6. INVENTORIES

Inventories consist of approximately 40% raw materials and supplies and 60% finished and semi-finished products at December 31, 2013 (37% and 63%, respectively, at December 31, 2012). Nucor’s manufacturing process consists of a continuous, vertically integrated process from which products are sold to customers at various stages throughout the process. Since most steel products can be classified as either finished or semi-finished products, these two categories of inventory are combined.

If the FIFO method of accounting had been used, inventories would have been $624.7 million higher at December 31, 2013 ($607.2 million higher at December 31, 2012). There was no liquidation of LIFO inventory layers in 2013, 2012 or 2011. Use of the lower of cost or market method reduced inventories by $2.1 million at December 31, 2013 ($3.5 million at December 31, 2012).

7. PROPERTY, PLANT AND EQUIPMENT

		(in thousands)
December 31,	2013	2012
Land and improvements	$555,309	$546,234
Buildings and improvements	941,379	899,944
Machinery and equipment	9,159,151	8,136,206
Proved oil and gas properties	487,033	203,959
Construction in process and equipment deposits	400,373	652,230

	11,543,245	10,438,573
Less accumulated depreciation	(6,626,221)	(6,155,517)

	$4,917,024	$4,283,056

The estimated useful lives primarily range from 5 to 25 years for land improvements, 4 to 40 years for buildings and improvements and 2 to 15 years for machinery and equipment. The useful life for proved oil and gas properties is based on the unit-of-production method and varies by well.

In the third quarter of 2013, a storage dome collapsed at Nucor Steel Louisiana in St. James Parish. As a result, Nucor recorded a partial write down of assets at the facility, including $21.0 million of property, plant and equipment and $7.0 million of inventory, offset by a $14.0 million insurance receivable that was based on management’s current estimate of probable insurance recoveries. The associated net charge of $14.0 million is included in marketing, administrative and other expenses in the consolidated statement of earnings. Nucor may receive additional insurance proceeds as it continues to investigate the cause or causes of the dome collapse.

Nucor capitalized $10.9 million of interest expense in 2013 ($4.7 million in 2012 and $3.5 million in 2011) related to the borrowing costs associated with various construction projects.

8. RESTRICTED CASH AND INVESTMENTS

There were no restricted cash or investments as of December 31, 2013 ($275.2 million at December 31, 2012). As of December 31, 2012, restricted cash and investments consisted of net proceeds from $600.0 million 30-year variable rate Gulf Opportunity Zone bonds issued in November 2010. The restricted cash and investments were held in a trust account and were used to partially fund the capital costs associated with the construction of Nucor’s direct reduced ironmaking facility in St. James Parish, Louisiana. Funds were disbursed as qualified expenditures for the construction of the facility were made ($275.3 million in 2013 and $311.8 million in 2012). Included in the December 31, 2012 restricted cash and investments balance was $149.8 million of restricted investments. The investments held at December 31, 2012 were in Federal Home Loan Bank (FHLB) obligations, which carried high credit ratings from both Moody’s and Standard & Poor’s. The interest rates on the FHLBs were fixed at inception and interest earned on the investments was subject to the same usage requirements as the bond proceeds. Since the restricted cash, investments and interest on investments must be used for the construction of the facility, the entire balance was classified as a non-current asset.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

The change in the net carrying amount of goodwill for the years ended December 31, 2013 and 2012 by segment is as follows:

					(in thousands)
	Steel Mills	Steel Products	Raw Materials	All Other	Total
Balance, December 31, 2011	$268,466	$790,441	$682,902	$88,852	$1,830,661
Acquisitions and dispositions	138,579	(3,489)	20,323	—	155,413
Translation	—	18,464	—	—	18,464

Balance, December 31, 2012	407,045	805,416	703,225	88,852	2,004,538
Reclassifications	88,852	—	—	(88,852)	—
Translation	—	(26,067)	—	—	(26,067)
Other	—	(4,863)	—	—	(4,863)

Balance, December 31, 2013	$495,897	$774,486	$703,225	$—	$1,973,608

The majority of goodwill is not tax deductible.

Previously, Nucor’s steel trading businesses and rebar distribution businesses were reported in the “All other” category. Beginning in the first quarter of 2013, these businesses were reclassified to the steel mills segment as part of a realignment of Nucor’s reportable segments to better reflect the way in which they are managed (see Note 1).

Intangible assets with estimated lives of 5 to 22 years are amortized on a straight-line or accelerated basis and are comprised of the following:

				(in thousands)
December 31,	2013		2012
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Customer relationships	$1,147,786	$391,254	$1,156,979	$325,819
Trademarks and trade names	151,332	40,397	152,869	32,653
Other	21,869	15,182	28,610	20,746

	$1,320,987	$446,833	$1,338,458	$379,218

Intangible asset amortization expense was $74.4 million in 2013 ($73.0 million in 2012 and $67.8 million in 2011). Annual amortization expense is estimated to be $70.0 million in 2014; $68.2 million in 2015; $66.5 million in 2016; $64.8 million in 2017; and $61.1 million in 2018.

The Company completed its annual goodwill impairment testing as of the first days of the fourth quarters of 2013, 2012 and 2011 and concluded that as of such dates there was no impairment of goodwill for any of its reporting units. We do not believe there are currently any reporting units at risk of goodwill impairment in the near term. However, assumptions in estimating reporting unit fair values are subject to a high degree of judgment and complexity. Changes in assumptions and estimates may affect the estimated reporting unit fair values and could result in impairment charges in future periods.

10. EQUITY INVESTMENTS

The carrying value of our equity investments in domestic and foreign companies was $936.0 million at December 31, 2013 ($855.9 million at December 31, 2012) and is recorded in other assets in the consolidated balance sheets.

Duferdofin Nucor Nucor owns a 50% economic and voting interest in Duferdofin Nucor S.r.l. (Duferdofin Nucor), an Italian steel manufacturer, and accounts for the investment (on a one-month lag basis) under the equity method, as control and risk of loss are shared equally between the members.

Nucor’s investment in Duferdofin Nucor at December 31, 2013 was $465.4 million ($454.1 million at December 31, 2012). Nucor’s 50% share of the total net assets of Duferdofin Nucor was $55.4 million at December 31, 2013, resulting in a basis difference of $410.0 million due to the step-up to fair value of certain assets and liabilities attributable to Duferdofin Nucor as well as the identification of goodwill ($332.9 million) and finite-lived intangible assets. This basis difference, excluding the portion attributable to goodwill, is being amortized based on the remaining estimated useful lives of the various underlying net assets, as appropriate. Amortization expense and other purchase accounting adjustments associated with the fair value step-up were $11.2 million in 2013 ($11.1 million in 2012 and $11.5 million in 2011).

As of December 31, 2013, Nucor had outstanding notes receivable of €35.0 million ($48.2 million) from Duferdofin Nucor (€35.0 million as of December 31, 2012). The notes receivable bear interest at 1.539% and will reset annually on September 30 to the twelve-month Euro Interbank Offered Rate (Euribor) plus 1% per year. The principal amounts are due on January 31, 2016. As of December 31, 2013 and December 31, 2012, the note receivable was classified in other assets.

Nucor has issued a guarantee for its ownership percentage (50%) of Duferdofin Nucor’s borrowings under Facility A of a Structured Trade Finance Facilities Agreement that matures on April 26, 2016. In the second quarter of 2013, Duferdofin Nucor amended the loan agreement, increasing the maximum amount that it can borrow under Facility A to €122.5 million ($168.9 million) as of December 31, 2013. As of December 31, 2013, it had €112.0 million ($154.4 million) outstanding under that facility (€102.0 million, or $134.8 million, at December 31, 2012). If Duferdofin Nucor fails to pay when due any amounts for which it is obligated under Facility A, Nucor could be required to pay 50% of such amounts pursuant to and in accordance with the terms of its guarantee. Any indebtedness of Duferdofin Nucor to Nucor is effectively subordinated to the indebtedness of Duferdofin Nucor under the Structured Trade Finance Facilities Agreement. Nucor has not recorded any liability associated with the guarantee.

NuMit Nucor has a 50% economic and voting interest in NuMit LLC (NuMit). NuMit owns 100% of the equity interest in Steel Technologies LLC, an operator of 24 sheet processing facilities located throughout the U.S., Canada and Mexico. Nucor accounts for the investment in NuMit (on a one-month lag basis) under the equity method as control and risk of loss are shared equally between NuMit’s members.

Nucor’s investment in NuMit at December 31, 2013 was $318.4 million ($288.4 million as of December 31, 2012). The value of the investment is comprised of the purchase price of approximately $221.3 million plus subsequent additional capital contributions and equity method earnings less distributions since acquisition. Nucor also has recorded a $40.0 million note receivable from Steel Technologies LLC that bears interest at 1.15% and resets quarterly to the three-month London Interbank Offered Rate (LIBOR) plus 90 basis points. The principal amount is due on October 21, 2014. In addition, Nucor has extended a $100.0 million line of credit (of which $17.0 million was outstanding at December 31, 2013) to Steel Technologies LLC. As of December 31, 2013, the amounts outstanding on the line of credit bear interest at 1.37% and mature on April 1, 2014. As of December 31, 2013 and December 31, 2012, the amount outstanding on the line of credit was classified in other current assets in the consolidated balance sheet. The note receivable was classified in other current assets as of December 31, 2013, but it was classified in other assets as of December 31, 2012.

Hunter Ridge In November 2012, Nucor acquired a 50% economic and voting interest in Hunter Ridge. Hunter Ridge provides services for the gathering, separation and compression of energy products including natural gas produced by Nucor’s working interest drilling program. Nucor accounts for the investment (on a one-month lag basis) under the equity method, as control and risk of loss are shared equally between Hunter Ridge’s members. Nucor’s investment in Hunter Ridge at December 31, 2013 was $134.5 million ($95.4 million at December 31, 2012). The acquisition did not result in a significant amount of goodwill or intangible assets.

All Equity Investments Nucor reviews its equity investments for impairment if and when circumstances indicate that a decline in value below their carrying amounts may have occurred. In the second quarter of 2012, Nucor concluded that a triggering event occurred requiring assessment for impairment of its equity investment in Duferdofin Nucor due to the continued declines in the global demand for steel, the escalated economic and political turmoil in Europe and continued operating performance well below budgeted levels through the first half of 2012. Another contributing factor was that Duferdofin Nucor had a recently updated unfavorable forecast of future operating performance. The diminished demand combined with the continued lower than budgeted levels of operating performance significantly impacted the financial results of Duferdofin Nucor through the first half of 2012. After completing its assessment, Nucor determined that the carrying amount exceeded its estimated fair value and recorded a $30.0 million impairment charge against the Company’s investment in Duferdofin Nucor. This charge is included in impairment of non-current assets in the consolidated statements of earnings.

Although the operating results of Duferdofin Nucor have improved since 2012 and there have been no significant deteriorations in near-term financial projections or other key assumptions since the last impairment test performed in the fourth quarter of 2012, Nucor concluded that it was appropriate to reassess its equity investment in Duferdofin Nucor for impairment during the fourth quarter of 2013 due to the protracted challenging steel market conditions in Europe. After completing its assessment, the Company determined that the estimated fair value exceeded its carrying amount by a sufficient amount and that there was no indication of impairment. The assumptions that most significantly affect the fair value determination include projected revenues and the discount rate. It is reasonably possible that material deviation of future performance from the estimates used in our most recent valuation could result in further impairment of our investment in Duferdofin Nucor.

In the third quarter of 2011, the Company concluded that an equity investment in a dust recycling project had been impaired, resulting in an impairment charge of $13.9 million. This charge is included in impairment of non-current assets in the consolidated statements of earnings.

11. CURRENT LIABILITIES

Book overdrafts, included in accounts payable in the consolidated balance sheets, were $81.6 million at December 31, 2013 ($53.8 million at December 31, 2012). Dividends payable, included in accrued expenses and other current liabilities in the consolidated balance sheets, were $118.7 million at December 31, 2013 ($117.6 million at December 31, 2012).

12. DEBT AND OTHER FINANCING ARRANGEMENTS

		(in thousands)
December 31,	2013	2012
Industrial revenue bonds:
0.20% to 1.5%, variable, due from 2014 to 2040	$1,030,200	$1,030,200
Notes, 5.0%, due 2013	—	250,000
Notes, 5.75%, due 2017	600,000	600,000
Notes, 5.85%, due 2018	500,000	500,000
Notes, 4.125%, due 2022	600,000	600,000
Notes, 4.0%, due 2023	500,000	—
Notes, 6.40%, due 2037	650,000	650,000
Notes, 5.20%, due 2043	500,000	—

	4,380,200	3,630,200
Less current maturities	(3,300)	(250,000)

	$4,376,900	$3,380,200

Annual aggregate long-term debt maturities are: $3.3 million in 2014; $16.3 million in 2015; none in 2016; $600.0 million in 2017; $500.0 million in 2018; and $3.261 billion thereafter.

In July 2013, Nucor issued $500.0 million of 4.00% notes due in 2023 and $500.0 million of 5.20% notes due in 2043. Net proceeds of the issuances were $991.5 million. Costs of $8.5 million associated with the issuances have been capitalized and will be amortized over the life of the notes.

During the third quarter of 2013, Nucor amended its $1.50 billion unsecured revolving credit facility. The maturity date was extended from December 2016 to August 2018. Costs of $0.6 million associated with the amendment have been capitalized and are amortized over the life of the extension. The unsecured revolving credit facility provides up to $1.50 billion in revolving loans and allows up to $500.0 million in additional commitments at Nucor’s election in accordance with the terms set forth in the credit agreement. Up to the equivalent of $850.0 million of the credit facility is available for foreign currency loans, up to $500.0 million is available for the issuance of letters of credit, and up to $500.0 million is available for the issuance of revolving loans for Nucor subsidiaries in accordance with terms set forth in the credit agreement. The credit facility provides for a pricing grid based upon the credit rating of Nucor’s senior unsecured long-term debt and, alternatively, interest rates quoted by lenders in connection with competitive bidding. The credit facility includes customary financial and other covenants, including a limit on the ratio of funded debt to capital of 60%, a limit on Nucor’s ability to pledge the Company’s assets and a limit on consolidations, mergers and sales of assets. As of December 31, 2013, Nucor’s funded debt to total capital ratio was 36%, and Nucor was in compliance with all covenants under the credit facility. No borrowings were outstanding under the credit facility as of December 31, 2013 and 2012.

Harris Steel has credit facilities totaling approximately $33.0 million, with no borrowings outstanding at December 31, 2013. In addition, the business of Nucor Trading S.A. is financed by uncommitted trade credit arrangements with a number of European banking institutions. As of December 31, 2013, Nucor Trading S.A. had outstanding borrowings of $29.2 million ($27.1 million at December 31, 2012) and outstanding guarantees of $0.1 million. In addition, $29.1 million of the amount outstanding at December 31, 2013 ($21.5 million at December 31, 2012) was guaranteed by Nucor. If Nucor Trading S.A. fails to pay when due any amounts for which it is obligated, Nucor could be required to pay such amounts pursuant to and in accordance with the terms of the guarantee.

Letters of credit totaling $31.8 million were outstanding as of December 31, 2013 related to certain obligations, including workers’ compensation, utilities deposits and credit arrangements by Nucor Trading S.A. for commitments to purchase inventories.

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

14. DERIVATIVE FINANCIAL INSTRUMENTS

The following tables summarize information regarding Nucor’s derivative instruments:

Fair Value of Derivative Instruments

			(in thousands)
		Fair Value
December 31,	Consolidated Balance Sheet Location	2013	2012
Liability derivatives not designated as hedging instruments:
Commodity contracts	Accrued expenses and other current liabilities	$ (553)	$ (303)
Foreign exchange contracts	Accrued expenses and other current liabilities	(2)	(15)
Total liability derivatives not designated as hedging instruments		$ (555)	$ (318)

The Effect of Derivative Instruments on the Consolidated Statements of Earnings

Derivatives Designated as Hedging Instruments						(in thousands)
Derivatives in Cash Flow Hedging Relationships	Statement of Earnings Location	Amount of Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion)			Amount of Gain or (Loss) Reclassified from Accumulated OCI into Earnings (Effective Portion)			Amount of Gain or (Loss) Recognized in Earnings on Derivatives (Ineffective Portion)
		2013	2012	2011	2013	2012	2011	2013	2012	2011

Commodity contracts	Cost of products sold	$—	$(2,264)	$(8,454)	$—	$(42,515)	$(37,093)	$—	$500	$600

Derivatives Not Designated as Hedging Instruments		(in thousands)
Derivatives Not Designated as Hedging Instruments	Statement of Earnings Location	Amount of Gain or (Loss) Recognized in Earnings on Derivatives
		2013	2012	2011
Commodity contracts	Cost of products sold	$4,622	$1,321	$11,757
Foreign exchange contracts	Cost of products sold	112	198	(665)
Total		$4,734	$1,519	$11,092

During the first quarter of 2012, Nucor settled all of its open natural gas forward purchase contracts that were previously in place. These settlements affected earnings over the periods specified in the original agreements throughout the remainder of 2012.

15. FAIR VALUE MEASUREMENTS

The following table summarizes information regarding Nucor’s financial assets and financial liabilities that are measured at fair value as of December 31, 2013 and 2012. Nucor does not currently have any non-financial assets or liabilities that are measured at fair value on a recurring basis.

				(in thousands)
		Fair Value Measurements at Reporting Date Using
December 31,	Carrying Amount in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2013
Assets:
Cash equivalents	$1,269,465	$1,269,465
Short-term investments	28,191	28,191
Total assets	$1,297,656	$1,297,656	—	—
Liabilities:
Foreign exchange and commodity contracts	$ (555)	—	$ (555)	—

2012
Assets:
Cash equivalents	$ 830,011	$ 830,011
Short-term investments	104,167	104,167
Restricted cash and investments	275,163	275,163
Total assets	$1,209,341	$1,209,341	—	—
Liabilities:
Foreign exchange and commodity contracts	$ (318)	—	$ (318)	—

Fair value measurements for Nucor’s cash equivalents, short-term investments and restricted cash and investments are classified under Level 1 because such measurements are based on quoted market prices in active markets for identical assets. Fair value measurements for Nucor’s derivatives are classified under Level 2 because such measurements are based on published market prices for similar assets or are estimated based on published market prices for similar assets or are estimated based on observable inputs such as interest rates, yield curves, credit risks, spot and future commodity prices and spot and future exchange rates.

The fair value of short-term and long-term debt, including current maturities, was approximately $4.61 billion at December 31, 2013 ($4.24 billion at December 31, 2012). The debt fair value estimates are classified under Level 2 because such estimates are based on readily available market prices of our debt at December 31, 2013 and 2012, or similar debt with the same maturities, rating and interest rates.

16. CONTINGENCIES

Nucor is subject to environmental laws and regulations established by federal, state and local authorities, and, accordingly, makes provision for the estimated costs of compliance. Of the undiscounted total of $22.9 million of accrued environmental costs at December 31, 2013 ($26.5 million at December 31, 2012), $6.9 million was classified in accrued expenses and other current liabilities ($9.5 million at December 31, 2012) and $16.0 million was classified in deferred credits and other liabilities ($17.0 million at December 31, 2012). Inherent uncertainties exist in these estimates primarily due to unknown conditions, evolving remediation technology and changing governmental regulations and legal standards.

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

We are from time to time a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. With respect to all such lawsuits, claims and proceedings, we record reserves when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. We do not believe that any of these proceedings, individually or in the aggregate, would be expected to have a material adverse effect on our results of operations, financial position or cash flows. Nucor maintains liability insurance for certain risks that is subject to certain self-insurance limits.

17. STOCK-BASED COMPENSATION

Stock Options Stock options may be granted to Nucor’s key employees, officers and non-employee directors with exercise prices at 100% of the market value on the date of the grant. The stock options granted since 2010 are generally exercisable at the end of three years and have a term of 10 years. All stock options granted prior to the beginning of 2010 were fully exercised as of December 31, 2013. New shares are issued upon exercise of stock options.

A summary of activity under Nucor’s stock option plans is as follows:

					(shares in thousands)
Year Ended December 31,	2013		2012		2011
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price

Number of shares under option:
Outstanding at beginning of year	1,543	$39.03	1,156	$38.26	983	$29.14
Granted	546	$44.51	741	$35.76	560	$42.34
Exercised	—	—	(354)	$29.67	(387)	$20.96
Canceled	—	—	—	—	—	—
Outstanding at end of year	2,089	$40.47	1,543	$39.03	1,156	$38.26
Options exercisable at end of year	1,012	$39.75	—	—	354	$29.67

The shares reserved for future grants as of December 31, 2013, 2012 and 2011 are reflected in the restricted stock units table below. The total intrinsic value of options (the amount by which the stock price exceeded the exercise price of the option on the date of exercise) that were exercised during 2012 and 2011 was $4.3 million and $7.6 million, respectively.

The following table summarizes information about stock options outstanding at December 31, 2013:

			(shares in thousands)
	Options Outstanding
Exercise Price	Options Outstanding	Options Exercisable	Weighted-Average Remaining Contractual Life
$35.76	741	391	8.4 years
$41.43	242	242	6.4 years
$42.34	560	299	7.4 years
$44.51	546	80	9.4 years
$35.76 – $44.51	2,089	1,012	8.2 years

As of December 31, 2013, the total aggregate intrinsic value of options outstanding and options exercisable was $27.0 million and $13.8 million, respectively.

The grant date fair value of options granted was $15.03 in 2013 ($11.40 in 2012 and $15.37 in 2011). The fair value was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2013	2012	2011
Exercise price	$44.51	$35.76	$42.34
Expected dividend yield	3.30%	4.08%	3.42%
Expected stock price volatility	46.94%	48.99%	49.40%
Risk-free interest rate	1.51%	1.06%	2.39%
Expected life (in years)	6.5	6.5	6.5

Compensation expense for stock options was $8.6 million in 2013 ($9.9 million in 2012 and $9.9 million in 2011). As of December 31, 2013, all expense related to options had been recognized as all options had vested as of December 31, 2013.

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

The fair value of the RSUs is determined based on the closing stock price of Nucor’s common stock on the day before the grant.

A summary of Nucor’s restricted stock unit activity is as follows:

	(shares in thousands)
Year Ended December 31,	2013		2012		2011
	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value
Restricted stock units:
Unvested at beginning of year	1,106	$40.80	962	$46.09	1,203	$49.96
Granted	789	$44.51	1,101	$35.76	490	$42.34
Vested	(762)	$42.15	(915)	$40.36	(713)	$50.04
Canceled	(11)	$39.08	(42)	$39.41	(18)	$46.06
Unvested at end of year	1,122	$42.51	1,106	$40.80	962	$46.09
Shares reserved for future grants (stock options and RSUs)	10,486		11,839		13,695

Compensation expense for RSUs was $32.6 million in 2013 ($34.2 million in 2012 and $31.6 million in 2011). The total fair value of shares vested during 2013 was $34.1 million ($33.1 million in 2012 and $29.3 million in 2011). As of December 31, 2013, unrecognized compensation expense related to unvested RSUs was $29.4 million, which is expected to be recognized over a weighted-average period of two years.

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

A summary of Nucor’s restricted stock activity under the AIP and LTIP is as follows:

	(shares in thousands)
Year Ended December 31,	2013		2012		2011
	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value
Restricted stock awards and units:
Unvested at beginning of year	72	$43.72	94	$42.46	141	$44.62
Granted	122	$47.36	122	$42.20	118	$46.41
Vested	(121)	$46.32	(144)	$41.62	(165)	$47.13
Canceled	—	—	—	—	—	—
Unvested at end of year	73	$45.49	72	$43.72	94	$42.46
Shares reserved for future grants	1,238		1,360		1,482

Compensation expense for common stock and common stock units awarded under the AIP and LTIP is recorded over the performance measurement and vesting periods based on the anticipated number and market value of shares of common stock and common stock units to be awarded. Compensation expense for anticipated awards based upon Nucor’s financial performance, exclusive of amounts payable in cash, was $6.3 million in 2013 ($6.6 million in 2012 and $7.4 million in 2011). The total fair value of shares vested during 2013 was $5.7 million ($6.0 million in 2012 and $7.3 million in 2011). As of December 31, 2013, unrecognized compensation expense related to unvested restricted stock awards was $0.6 million, which is expected to be recognized over a weighted-average period of 1.7 years.

18. EMPLOYEE BENEFIT PLANS

Nucor makes contributions to a Profit Sharing and Retirement Savings Plan for qualified employees based on the profitability of the Company. Nucor’s expense for these benefits totaled $71.7 million in 2013 ($77.7 million in 2012 and $117.7 million in 2011). The related liability for these benefits is included in salaries, wages and related accruals.

Nucor also has a medical plan covering certain eligible early retirees. The unfunded obligation, included in deferred credits and other liabilities in the consolidated balance sheets, totaled $9.9 million at December 31, 2013 ($13.5 million at December 31, 2012). The benefit associated with this early retiree medical plan totaled $0.6 million in 2013 (benefit of $1.9 million in 2012 and expense of $3.5 million in 2011). We also recorded a non-cash gain of $29.0 million in cost of products sold in 2011 as a result of a correction of an error in the actuarial calculation for the plan. The error also resulted in a $7.6 million reduction of other comprehensive income. This error did not have a material impact on that period or any previously reported periods.

The discount rate used was 4.6% in 2013 (3.7% in 2012 and 4.5% in 2011). The health care cost increase trend rate used was 6.6% in 2013 (6.6% in 2012 and 6.7% in 2011). The health care cost increase in the trend rate is projected to decline gradually to 4.5% by 2027.

19. INTEREST EXPENSE (INCOME)

The components of net interest expense are as follows:

	(in thousands)
Year Ended December 31,	2013	2012	2011
Interest expense	$151,986	$173,503	$178,812
Interest income	(5,091)	(11,128)	(12,718)

Interest expense, net	$146,895	$162,375	$166,094

Interest paid was $141.2 million in 2013 ($178.0 million in 2012 and $177.6 million in 2011).

20. INCOME TAXES

Components of earnings from continuing operations before income taxes and noncontrolling interests are as follows:

	(in thousands)
Year Ended December 31,	2013	2012	2011
United States	$755,921	$854,705	$1,241,465
Foreign	35,202	(1,765)	10,347

	$791,123	$852,940	$1,251,812

The provision for income taxes consists of the following:

	(in thousands)
Year Ended December 31,	2013	2012	2011
Current:
Federal	$138,343	$261,552	$329,076
State	223	20,337	1,685
Foreign	10,464	3,199	2,016

Total current	149,030	285,088	332,777

Deferred:
Federal	36,157	(23,052)	55,124
State	(39)	(10,440)	10,400
Foreign	20,446	8,218	(7,473)

Total deferred	56,564	(25,274)	58,051

Total provision for income taxes	$205,594	$259,814	$390,828

A reconciliation of the federal statutory tax rate (35%) to the total provision is as follows:

Year Ended December 31,	2013	2012	2011
Taxes computed at statutory rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	0.02	0.75	0.63
Federal research credit	(0.79)	—	(0.28)
Domestic manufacturing deduction	(1.74)	(3.25)	(2.21)
Equity in losses of foreign joint ventures	1.36	1.43	0.64
Foreign rate differential	(2.35)	0.60	(0.92)
Noncontrolling interests	(4.32)	(3.64)	(2.32)
Out of period correction to deferred taxes	(2.57)	—	—
Other, net	1.38	(0.43)	0.68

Provision for income taxes	25.99%	30.46%	31.22%

The 2013 provision included a $21.3 million out-of-period non-cash gain related to a correction to the deferred tax balances. The out-of-period adjustment did not have a material impact in the current or any previously reported periods.

Deferred tax assets and liabilities resulted from the following:

	(in thousands)
December 31,	2013	2012
Deferred tax assets:
Accrued liabilities and reserves	$102,933	$108,287
Allowance for doubtful accounts	19,756	14,212
Inventory	206,826	174,499
Post-retirement benefits	6,268	11,119
Natural gas hedges	—	221
Net operating loss carryforward	12,859	15,033
Tax credit carryforwards	56,185	28,600

Total deferred tax assets	404,827	351,971

Deferred tax liabilities:
Holdbacks and amounts not due under contracts	(16,582)	(17,523)
Cumulative translation adjustments	(1,403)	(1,600)
Commodity hedges	(805)	—
Intangibles	(210,791)	(233,413)
Property, plant and equipment	(610,451)	(475,176)

Total deferred tax liabilities	(840,032)	(727,712)

Total net deferred tax liabilities	$(435,205)	$(375,741)

Current deferred tax assets included in other current assets were $255.5 million at December 31, 2013 ($190.4 million at December 31, 2012). Current deferred tax liabilities included in other current liabilities were $14.6 million at December 31, 2013 (none at December 31, 2012). Non-current deferred tax liabilities included in deferred credits and other liabilities were $676.2 million at December 31, 2013 ($566.1 million at December 31, 2012). Nucor paid $64.8 million in net federal, state and foreign income taxes in 2013 ($313.5 million and $322.4 million in 2012 and 2011, respectively).

Cumulative undistributed foreign earnings for which U.S. taxes have not been provided are included in consolidated retained earnings in the amount of $222.4 million at December 31, 2013 ($176.5 million at December 31, 2012). These earnings are considered to be indefinitely reinvested and, accordingly, no provisions for U.S. federal and state income taxes are required. It is not practicable to determine the amount of unrecognized deferred tax liability related to the unremitted earnings.

State net operating loss carryforwards were $824.0 million at December 31, 2013 ($606.4 million at December 31, 2012). If unused, they will expire between 2014 and 2033. Foreign net operating loss carryforwards were $50.5 million at December 31, 2013 ($59.2 million at December 31, 2012). If unused, they will expire between 2027 and 2033.

At December 31, 2013, Nucor had approximately $66.0 million of unrecognized tax benefits, of which $66.3 million would affect Nucor’s effective tax rate, if recognized. At December 31, 2012, Nucor had approximately $80.9 million of unrecognized tax benefits, of which $76.4 million would affect Nucor’s effective tax rate, if recognized.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits recorded in deferred credits and other liabilities is as follows:

		(in thousands)
Year Ended December 31,	2013	2012	2011
Balance at beginning of year	$80,862	$80,897	$92,752
Additions based on tax positions related to current year	4,849	9,456	6,733
Reductions based on tax positions related to current year	(55)	(132)	(3,160)
Additions based on tax positions related to prior years	2,307	5,821	937
Reductions based on tax positions related to prior years	(6,248)	(3,296)	(2,169)
Reductions due to settlements with taxing authorities	—	(764)	(958)
Reductions due to statute of limitations lapse	(15,740)	(11,120)	(13,238)
Balance at end of year	$65,975	$80,862	$80,897

We estimate that in the next twelve months, our gross uncertain tax positions, exclusive of interest, could decrease by as much as $13.7 million, as a result of the expiration of the statute of limitations.

During 2013, Nucor recognized $0.9 million of expense in interest and penalties ($2.1 million of expense in 2012 and $3.6 million of expense in 2011). The interest and penalty expense is included in interest expense in the consolidated statements of earnings. As of December 31, 2013, Nucor had approximately $37.2 million of accrued interest and penalties related to uncertain tax positions ($36.4 million at December 31, 2012).

Nucor has concluded U.S. federal income tax matters for years through 2009. The 2010 to 2013 tax years are open to examination by the Internal Revenue Service. In 2011, the Canada Revenue Agency completed an audit examination for the periods 2006 to 2008 for Harris Steel Group Inc. and subsidiaries with immaterial adjustments to the income tax returns. The tax years 2009 through 2013 remain open to examination by other major taxing jurisdictions to which Nucor is subject (primarily Canada and other state and local jurisdictions).

21. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following tables reflect the changes in accumulated other comprehensive (loss) income by component:

	(in thousands)
	Gains and Losses on Hedging Derivatives	Foreign Currency Gain (Loss)	Adjustment to Early Retiree Medical Plan	Total
Balance, December 31, 2012	$ —	$ 46,181	$ 10,580	$ 56,761
Other comprehensive income (loss) before reclassifications	—	(53,619)	5,938	(47,681)
Amounts reclassified from accumulated other comprehensive income (loss) into earnings	—	—	—	—
Net current-period other comprehensive income (loss)	—	(53,619)	5,938	(47,681)
Balance, December 31, 2013	$ —	$ (7,438)	$ 16,518	$ 9,080

	(in thousands)
	Gains and Losses on Hedging Derivatives	Foreign Currency Gain (Loss)	Adjustment to Early Retiree Medical Plan	Total
Balance, December 31, 2011	$(40,250)	$(12,311)	$ 14,384	$ (38,177)
Other comprehensive income (loss) before reclassifications	—	58,785	(3,804)	54,981
Amounts reclassified from accumulated other comprehensive income (loss) into earnings(1)	40,250	—	—	40,250
Net current-period other comprehensive income (loss)	40,250	58,785	(3,804)	95,231
Other	—	(293)	—	(293)
Balance, December 31, 2012	$ —	$ 46,181	$ 10,580	$ 56,761

(1)	Includes $40,250 net-of-tax impact of accumulated other comprehensive income reclassifications into Cost of Products Sold for net losses on commodity contracts. The tax impact of this reclassification was $23,900.

22. EARNINGS PER SHARE

The computations of basic and diluted net earnings per share are as follows:

	(in thousands, except per share data)
Year Ended December 31,	2013	2012	2011
Basic net earnings per share:
Basic net earnings	$488,025	$504,619	$778,188
Earnings allocated to participating securities	(1,919)	(1,713)	(2,653)

Net earnings available to common stockholders	$486,106	$502,906	$775,535

Average shares outstanding	319,077	318,172	316,997

Basic net earnings per share	$1.52	$1.58	$2.45

Diluted net earnings per share:
Diluted net earnings	$488,025	$504,619	$778,188
Earnings allocated to participating securities	(1,919)	(1,714)	(2,654)

Net earnings available to common stockholders	$486,106	$502,905	$775,534

Diluted average shares outstanding:
Basic shares outstanding	319,077	318,172	316,997
Dilutive effect of stock options and other	189	68	164

	319,266	318,240	317,161

Diluted net earnings per share	$1.52	$1.58	$2.45

The following stock options were excluded from the computation of diluted net earnings per share because their effect would have been anti-dilutive:

	(shares in thousands)
Year Ended December 31,	2013	2012	2011
Anti-dilutive stock options:

Weighted average shares	137	801	801

Weighted average exercise price	$44.51	$42.07	$42.07

23. SEGMENTS

Nucor reports its results in the following segments: steel mills, steel products and raw materials. The steel mills segment includes carbon and alloy steel in sheet, bars, structural and plate; steel foundation distributors; steel trading businesses; rebar distribution businesses; and Nucor’s equity method investments in Duferdofin Nucor and NuMit. The steel products segment includes steel joists and joist girders, steel deck, fabricated concrete reinforcing steel, cold finished steel, steel fasteners, metal building systems, steel grating and expanded metal, and wire and wire mesh. The raw materials segment includes DJJ, a scrap broker and processor; Nu-Iron Unlimited and Nucor Steel Louisiana, two facilities that produce DRI used by the steel mills; our natural gas working interests; and Nucor’s equity method investment in Hunter Ridge. Previously, Nucor’s steel trading businesses and rebar distribution businesses were reported in an “All other” category. Beginning in the first quarter of 2013, these businesses were reclassified to the steel mills segment as part of a realignment of Nucor’s reportable segments to better reflect the way in which they are managed. The segment data for the comparable periods has also been reclassified into the steel mills segment in order to conform to the current year presentation. The steel mills, steel products and raw materials segments are consistent with the way Nucor manages its business, which is primarily based upon the similarity of the types of products produced and sold by each segment. Additionally, the composition of assets by segment at December 31, 2012 and December 31, 2011 was reclassified to conform with the current year presentation. This reclassification between segments did not have any impact on the consolidated asset balances.

Net interest expense, other income, profit sharing expense, stock-based compensation and changes in the LIFO reserve are shown under Corporate/eliminations. Corporate assets primarily include cash and cash equivalents, short-term investments, restricted cash and investments, allowances to eliminate intercompany profit in inventory, fair value of natural gas hedges, deferred income tax assets, federal and state income taxes receivable, the LIFO reserve and investments in and advances to affiliates.

Nucor’s results by segment are as follows:

			(in thousands)
Year Ended December 31,	2013	2012	2011
Net sales to external customers:
Steel mills	$13,311,948	$13,781,797	$14,463,683
Steel products	3,607,333	3,738,381	3,431,490
Raw materials	2,132,765	1,909,095	2,128,391

	$19,052,046	$19,429,273	$20,023,564

Intercompany sales:
Steel mills	$2,563,554	$2,609,411	$2,430,459
Steel products	97,090	71,277	55,646
Raw materials	9,116,860	9,514,163	10,436,379
Corporate/eliminations	(11,777,504)	(12,194,851)	(12,922,484)

	$—	$—	$—

Depreciation expense:
Steel mills	$332,258	$366,182	$372,040
Steel products	42,737	47,948	53,272
Raw materials	154,065	112,939	92,250
Corporate	6,792	6,941	5,009

	$535,852	$534,010	$522,571

Amortization expense:
Steel mills	$13,911	$8,750	$871
Steel products	31,082	35,152	38,743
Raw materials	29,363	29,109	28,215
Corporate	—	—	—

	$74,356	$73,011	$67,829

Earnings (loss) before income taxes
and noncontrolling interests:
Steel mills	$1,156,715	$1,162,270	$1,813,155
Steel products	82,129	(17,140)	(60,282)
Raw materials	13,686	55,264	156,180
Corporate/eliminations	(461,407)	(347,454)	(657,241)

	$791,123	$852,940	$1,251,812

Segment assets:
Steel mills	$8,365,023	$7,894,974	$6,634,268
Steel products	2,861,403	2,935,146	2,972,004
Raw materials	3,956,913	3,400,690	2,946,549
Corporate/eliminations	19,944	(78,751)	2,017,529

	$15,203,283	$14,152,059	$14,570,350

Capital expenditures:
Steel mills	$589,621	$369,463	$181,193
Steel products	22,472	31,698	20,918
Raw materials	610,745	604,312	245,337
Corporate	7,580	13,861	3,179

	$1,230,418	$1,019,334	$450,627

Net sales by product were as follows. Further product group breakdown is impracticable.

			(in thousands)
Year Ended December 31,	2013	2012	2011
Net sales to external customers:
Sheet	$5,219,464	$5,540,868	$5,967,756
Bar	3,730,328	3,999,911	4,237,154
Structural	2,558,538	2,301,778	2,049,907
Plate	1,803,618	1,939,240	2,208,866
Steel products	3,607,333	3,738,381	3,431,490
Raw materials	2,132,765	1,909,095	2,128,391

	$19,052,046	$19,429,273	$20,023,564

24. QUARTERLY INFORMATION (UNAUDITED)

	(in thousands, except per share data)
Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2013
Net sales	$4,550,772	$4,665,588	$4,940,936	$4,894,750
Gross margin(1)	303,216	313,125	408,543	385,741
Net earnings(2)	110,728	106,270	178,115	190,416
Net earnings attributable to Nucor stockholders(2)	84,789	85,145	147,597	170,494
Net earnings per share:
Basic	0.26	0.27	0.46	0.53
Diluted	0.26	0.27	0.46	0.53
2012
Net sales	$5,072,594	$5,104,199	$4,801,206	$4,451,274
Gross margin(3)	380,527	399,930	348,733	384,348
Net earnings(4)	163,412	139,567	129,892	160,255
Net earnings attributable to Nucor stockholders(4)	145,104	112,299	110,308	136,908
Net earnings per share:
Basic	0.46	0.35	0.35	0.43
Diluted	0.46	0.35	0.35	0.43

(1)	Nucor incurred a LIFO charge of $18.0 million in the first quarter, no charge or credit recorded in the second quarter, a LIFO credit of $18.0 million in the third quarter and a LIFO charge of $17.4 million in the fourth quarter.
(2)	Third quarter results included a net $14.0 million pre-tax charge related to a partial write-down of inventory and fixed asset balances associated with the collapse of a storage dome at Nucor Steel Louisiana in St. James Parish. The fourth quarter was impacted by an out-of-period non-cash gain of $21.3 million related to a correction to deferred tax balances.
(3)	Nucor incurred a LIFO charge of $14.5 million in the first quarter and recorded LIFO credits of $14.5 million, $84.0 million and $71.9 million in the second, third and fourth quarters, respectively. Inventory-related purchase accounting adjustments, associated with the acquisition of Skyline, of $8.6 million, $28.2 million and $12.0 million were recorded in the second, third and fourth quarters, respectively.
(4)	The second quarter includes a pre-tax charge of $30.0 million for impairment of Nucor’s equity investment in Nucor Duferdofin S.r.l. The third quarter includes a pre-tax charge of $17.6 million related to the loss on the sale of the assets of Nucor Wire Products Pennsylvania, Inc.

76
CORPORATE AND STOCK DATA

CORPORATE OFFICE

1915 Rexford Road

Charlotte, North Carolina 28211

Phone 704/366-7000

Fax 704/362-4208

STOCK TRANSFERS

DIVIDEND DISBURSING

DIVIDEND REINVESTMENT

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, New York 11219

Phone 877/715-0504

Fax 718/236-2641

ANNUAL MEETING

The annual meeting of stockholders will be held at 10:00 a.m. on Thursday, May 8, 2014, at the Charlotte Marriott SouthPark, 2200 Rexford Road, Charlotte, NC.

STOCK LISTING

Nucor’s common stock is traded on the New York Stock Exchange under the symbol NUE. As of January 31, 2014, there were approximately 17,000 stockholders of record.

FORM 10-K

A copy of Nucor’s 2013 annual report filed with the Securities and Exchange Commission (SEC) on Form 10-K is available to stockholders upon request.

INTERNET ACCESS

Nucor’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to these reports are available without charge through Nucor’s website, www.nucor.com, as soon as reasonably practicable after Nucor files these reports electronically with or furnishes them to the SEC. Additional information available on our website includes our Corporate Governance Principles, Board of Directors Committee Charters, Standards of Business Conduct and Ethics and Code of Ethics for Senior Financial Professionals as well as various other financial and statistical data.

STOCK PRICE AND DIVIDENDS PAID
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2013
Stock price:
High	$48.60	$47.40	$51.25	$54.73
Low	43.41	41.32	43.11	47.37
Dividends paid	0.3675	0.3675	0.3675	0.3675
2012
Stock price:
High	$45.75	$43.99	$40.97	$44.00
Low	40.08	34.23	36.61	37.70
Dividends paid	0.365	0.365	0.365	0.365

STOCK PERFORMANCE

This graphic comparison assumes the investment of $100 in Nucor Corporation common stock, $100 in the S&P 500 Index and $100 in the S&P Steel Group Index, all at year-end 2008. The resulting cumulative total return assumes that cash dividends were reinvested. Nucor common stock comprised 58% of the S&P Steel Group Index at year end 2013 (65% at year-end 2008).

THIS ANNUAL REPORT HAS BEEN PRINTED ON RECYCLED PAPER.