Form 10-K, Exhibit 13
period 2014-12-31
NUCOR CORP
filed 2015-02-27
CIK 73309

Exhibit 13

FINANCIAL HIGHLIGHTS	3

FINANCIAL HIGHLIGHTS	(dollar and share amounts in thousands, except per share data)

	2014	2013	% CHANGE
FOR THE YEAR

Net sales	$21,105,141	$19,052,046	11%

Earnings:

Earnings before income taxes and noncontrolling interests	1,204,577	791,123	52%

Provision for income taxes	388,787	205,594	89%

Net earnings	815,790	585,529	39%

Earnings attributable to noncontrolling interests	101,844	97,504	4%

Net earnings attributable to Nucor stockholders	713,946	488,025	46%

Per share:

Basic	2.22	1.52	46%

Diluted	2.22	1.52	46%

Dividends declared per share	1.4825	1.4725	1%

Percentage of net earnings to net sales	3.4%	2.6%

Return on average stockholders’ equity	9.3%	6.4%

Capital expenditures	568,867	1,230,418	-54%

Depreciation	652,000	535,852	22%

Acquisitions (net of cash acquired)	768,581	—	not meaningful

Sales per employee	921	859	7%
AT YEAR END

Working capital	$4,344,112	$4,449,830	-2%

Property, plant and equipment, net	5,287,639	4,917,024	8%

Long-term debt (including current maturities)	4,376,935	4,380,200	—

Total Nucor stockholders’ equity	7,772,470	7,645,769	2%

Per share	24.36	24.02	1%

Shares outstanding	319,033	318,328	—

Employees	23,600	22,300	6%

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

OVERVIEW

STEEL INDUSTRY CONDITIONS

After five years of recession, the worst the United States had experienced in decades, we began to see modest improvement in general economic indicators and manufacturing activity during 2014. There have been some recent positive trends in nonresidential construction markets (the sector to which we are most closely tied and the largest end market for steel), most likely due to a rise in consumer spending and the cautious realization of previously postponed business investment. The domestic automotive market, which is the second largest end market for steel, experienced its strongest year since the recession with over 16 million cars and light trucks sold in 2014 and further growth anticipated in 2015. Also contributing to the improvement in recent years was significant growth in domestic energy-related steel, which is the third largest end market for steel in the United States. With the global collapse in oil prices in the fourth quarter of 2014, activity in the energy sector has slowed dramatically. Long-term, we believe that lower energy prices will be good for the domestic economy.

Although both Nucor’s earnings and the markets we serve improved in 2014, we remain greatly constrained by the impact of global overcapacity. Weakening conditions in Europe, slowing growth in China and the strengthening of the dollar against other foreign currencies have made the U.S. markets a prime target for foreign imports. While the steel industry has historically been characterized by periods of overcapacity and intense competition for sales among producers, we are currently experiencing an era of global overcapacity that is unprecedented. Despite the bankruptcies of numerous domestic steel companies and ongoing global steel industry consolidation, the extraordinary increase in China’s steel production in the last decade, together with the excess capacity from other countries that have state-owned enterprises (SOEs) or export-focused steel industries, have exacerbated this overcapacity issue domestically as well as globally. According to the American Iron and Steel Institute, global steel overcapacity in 2014 was estimated at over 630 million tons per year, with China’s overcapacity being the largest piece at over 370 million tons. The Chinese overcapacity alone is estimated to be three times greater than the entire U.S. annual demand for steel.

Imported steel and steel products continue to present unique challenges for us because foreign producers often benefit from government subsidies, either directly through SOEs or indirectly through government-owned or controlled financial institutions. Foreign imports of finished and semi-finished steel increased 38% over 2013 and now account for approximately 34% of the U.S. steel market, despite significant unused cost-competitive domestic capacity. Products that we produce that experienced the most significant increases in imports by percentage include: cold-rolled and galvanized sheet, plate in coils and cut lengths and heavy structural shapes. Countries that had the largest increase in imports in 2014 include Russia, Turkey, China and South Korea.

China continues to pose a major challenge in particular. It is the world’s largest producer and exporter of steel, making more than 49% of the steel produced globally. We believe Chinese producers, many of which are government-owned in whole or in part, continue to benefit from their government’s manipulation of foreign currency exchange rates and from the receipt of government subsidies, which allows them to sell steel into our markets at artificially low prices.

China is not only selling steel at artificially low prices into our domestic market but also across the globe. When it does so, steel products that would otherwise have been consumed by the local steel customers in other countries are displaced into global markets, compounding the issue. In a more indirect manner, but still significant, is the import of fabricated steel products, such as oil country tubular goods, wind towers and other construction components that were produced in China.

Domestic steel industry markets are improving, allowing Nucor to deliver solid improvement in our performance in 2014. The steel industry has always been cyclical in nature, but North American producers of steel and steel products have been facing and are continuing to face some of the most arduous global market conditions they have experienced in history. The average capacity utilization rate of U.S. steel mills was at a historically unprecedented low of 52% in 2009. Since then, the average industry capacity utilization rate increased to approximately 77% in both 2014 and 2013. These rates, though improved, still compare unfavorably to capacity utilization rates of 81% and 87% in 2008 and 2007, respectively. Although domestic demand for steel and steel products is expected to improve further in 2015, it is unlikely that average capacity utilization rates will increase significantly due to the onslaught of steel imports into the U.S. The average utilization rates of all operating facilities in our steel mills, steel products and raw materials segments were approximately 78%, 64% and 63%, respectively, in 2014, compared with 74%, 58% and 62%, respectively, in 2013.

Macro-level uncertainties in world markets will almost certainly continue to weigh on global and domestic growth in 2015. We believe our net sales and financial results will be similar to 2014, but they will continue to be adversely affected by these general global economic factors as well as the global steel production overcapacity issue.

OUR CHALLENGES AND RISKS

Sales of many of our products are largely dependent upon capital spending in the nonresidential construction markets in the United States, including in the industrial and commercial sectors, as well as capital spending on infrastructure that is publicly funded, such as bridges, schools, prisons and hospitals. Unlike recoveries from past recessions, the recovery from the recession of 2008-2009 has not yet included a strong recovery in the severely depressed nonresidential construction market. Only recently has capital spending on nonresidential construction projects shown any real signs of life. We do not expect to see strong growth in our net sales until we see a more sustained increase in capital spending on these types of construction projects.

The significant recent surge in artificially cheap exports by some of our major foreign competitors into the United States and elsewhere reduces our net sales and adversely impacts our financial results. Aggressive enforcement of trade rules by the World Trade Organization to limit unfairly traded imports remains uncertain, although it is critical to our ability to remain competitive. We have been encouraged by recent trade enforcement actions the U.S. government recently completed, including terminating its suspension agreement with Russia for hot-rolled steel imports, assessing duties on oil country tubular goods from South Korea and five other countries and ruling that the domestic rebar industry has been materially injured as a result of dumped and subsidized rebar imports from Turkey and Mexico. We continue to believe that assertive enforcement of world trade rules must be one of the highest priorities of the United States government.

A major uncertainty we continue to face in our business is the price of our principal raw material, ferrous scrap, which is volatile and often increases or decreases rapidly in response to changes in domestic demand, unanticipated events that affect the flow of scrap into scrap yards and changes in foreign demand for scrap. In periods of rapidly increasing raw material prices in the industry, which is often also associated with periods of strong or rapidly improving steel market conditions, being able to increase our prices for the products we sell quickly enough to offset increases in the prices we pay for ferrous scrap is challenging but critical to maintaining our profitability. We attempt to mitigate the scrap price risk by managing scrap inventory levels at the steel mills to match the anticipated demand over the next several weeks for various steel products. Certain scrap substitutes, including pig iron, have longer lead times for delivery than scrap, which can make this inventory management strategy difficult to achieve. Continued successful implementation of our raw material strategy, including key investments in direct reduced iron (DRI) production coupled with the scrap brokerage and processing services performed by our team at The David J. Joseph Company (DJJ), give us greater control over our metallic inputs and thus also help us to mitigate this risk.

During periods of stronger or improving steel market conditions, we are more likely to be able to pass through to our customers, relatively quickly, the increased costs of ferrous scrap and scrap substitutes and to protect our gross margins from significant erosion. During weaker or rapidly deteriorating steel market conditions, including the global steel market environment of the past several years, weak steel demand, low industry utilization rates, and the impact of imports create an even more intensified competitive environment. All of those factors, to some degree, impact pricing, which increases the likelihood that Nucor will experience lower gross margins.

Although the majority of our steel sales are to spot market customers who place their orders each month based on their business needs and our pricing competitiveness compared to both domestic and global producers and trading companies, we also sell contract tons, primarily in our sheet operations. Approximately 50% of our sheet sales were to contract customers in 2014 (65% in both 2013 and 2012), with the balance in the spot market at the prevailing prices at the time of sale. Steel contract sales outside of our sheet operations are not significant. The amount of tons sold to contract customers depends on the overall market conditions at the time, how the end-use customers see the market moving forward and the strategy that Nucor management believes is appropriate to the upcoming period. Nucor management considerations include maintaining an appropriate balance of spot and contract tons based on market projections and appropriately supporting our diversified customer base. The percentage of tons that is placed under contract also depends on the overall market dynamics and customer negotiations. In years of strengthening demand, we typically see an increase in the percentage of sheet sales sold under contract as our customers have an expectation that transaction prices will rapidly rise and available capacity will quickly be sold out. To mitigate this risk, customers prefer to enter into contracts in order to obtain committed volumes of supply from the mills. Our contracts include a method of adjusting prices on a periodic basis to reflect changes in the market pricing for steel and/ or scrap. Market indices for steel generally trend with scrap pricing changes but during periods of steel market weakness, including the market conditions of the past several years, the more intensified competitive steel market environment can cause the sales price indices to result in reduced gross margins and profitability. Furthermore, since the selling price adjustments are not immediate, there will always be a timing difference between changes in the prices we pay for raw materials and the adjustments we make to our contract selling prices. Generally, in periods of increasing scrap prices, we experience a short-term margin contraction on contract tons. Conversely, in periods of decreasing scrap prices, we typically experience a short-term margin expansion. Contract sales typically have terms ranging from six to twelve months.

Another significant uncertainty we face is the cost of energy. The availability and prices of electricity and natural gas are influenced today by many factors including changes in supply and demand, advances in drilling technology and, increasingly, by changes in public policy relating to energy production and use. Proposed regulation of greenhouse gas emissions from new and refurbished power plants could increase our cost of electricity in future years, particularly if they are adopted in a form that requires deep reductions in greenhouse gas emissions. Adopting these regulations in an onerous form could lead to foreign producers that are not affected by them gaining a competitive advantage over us. We are monitoring these regulatory developments closely and will seek to educate public policy makers during the adoption process about their potential impact on our business and the U.S. manufacturing base.

Finally, due to our natural gas working interest drilling programs with Encana, a substantial or extended decline in natural gas prices could have a material adverse effect on these programs and, by extension, us. In the fourth quarter of 2013, we announced a joint decision with Encana to temporarily suspend drilling new wells until there is a sustained improvement in natural gas pricing. In the fourth quarter of 2014, Nucor and Encana agreed to further suspend drilling through calendar 2015 except for a de minimis number of wells that are necessary in order to retain leasehold rights. A substantial or extended decline in the price of natural gas could result in further delays or cancelation of existing or future drilling programs or curtailment in production at some properties, all of which could have an adverse effect on our revenues, profitability and cash flows. In addition, natural gas drilling and production are subject to intense federal and state regulation as well as to public interest in environmental protection. Such regulation and interest, when coupled, could result in these drilling programs being forced to comply with certain future regulations, resulting in unknown impacts on the programs’ ability to achieve the cost and hedge benefits we expect from the programs.

OUR STRENGTHS AND OPPORTUNITIES

We are North America’s most diversified steel producer. As a result, our short-term performance is not tied to any one market. Since 2009 we have made investments of nearly $6 billion on projects that are not only diversifying our product offerings but also the markets that we serve. These investments will grow our long-term earnings power by expanding our product portfolio into higher value-added offerings that are less vulnerable to imports, improving our cost structure and further building upon our market leadership positions. The pie chart below shows the diversity of our product mix by total tons sold to outside customers in 2014.

Nucor’s raw material supply chain is another important strength. Our investment in DRI production facilities and scrap yards, as well as our access to international raw materials markets, provides Nucor with significant flexibility in optimizing our raw materials costs. Additionally, having a significant portion of our raw materials supply under our control minimizes risk associated with the global sourcing of raw materials, particularly since a good deal of scrap substitutes comes from regions of the world that have historically experienced greater political turmoil.

Our highly variable low-cost structure, combined with our financial strength and liquidity, has allowed us to successfully navigate cyclical severely depressed steel industry market conditions in the past. In such times, our incentive-based pay system reduces our payroll costs, both hourly and salary, which helps to offset lower selling prices. Our pay-for-performance system that is closely tied to our levels of production also allows us to keep our work force intact and to continue operating our facilities when some of our competitors with greater fixed costs are forced to shut down some of their facilities. Because we use electric arc furnaces to produce our steel, we can easily vary our production levels to match short-term changes in demand, unlike our integrated competitors. We believe these strengths also provide us further opportunities to gain market share during such times.

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

Another factor affecting our gross margins in any given period is the application of the last-in, first-out (LIFO) method of accounting to a substantial portion of our inventory (43% of total inventories as of December 31, 2014). LIFO charges or credits for interim periods are based on management’s interim period-end estimates, after considering current and anticipated market conditions, of both inventory costs and quantities at fiscal year end. The actual year end amounts may differ significantly from these estimated interim amounts.

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

EVALUATING OUR FINANCIAL CONDITION

We evaluate our financial condition each reporting period by focusing primarily on the amounts of and reasons for changes in cash provided by operating activities, our current ratio, the turnover rate of our accounts receivable and inventories, the amount and reasons for changes in cash used in or provided by investing activities and financing activities and our cash and cash equivalents and short-term investments position at period end. Our conservative financial practices have served us well in the past and are serving us well today. As a result, our financial position remains strong despite the negative effects on our business of global overcapacity and the continued weakness in the global economy.

COMPARISON OF 2014 TO 2013

RESULTS OF OPERATIONS

NET SALES

Net sales to external customers by segment for 2014 and 2013 were as follows:

(in thousands)

Year Ended December 31,	2014	2013	% Change

Steel mills	$14,723,642	$13,311,948	11%
Steel products	4,032,385	3,607,333	12%
Raw materials	2,349,114	2,132,765	10%

Total net sales to external customers	$21,105,141	$19,052,046	11%

Net sales for 2014 increased 11% from the prior year. The average sales price per ton increased 3% from $803 in 2013 to $830 in 2014, while total tons shipped to outside customers increased 7% in 2014 as compared to 2013.

In the steel mills segment, production and sales tons were as follows:

(in thousands)

Year Ended December 31,	2014	2013	% Change

Steel production	21,135	19,900	6%

Outside steel shipments	18,681	17,733	5%
Inside steel shipments	3,286	2,917	13%

Total steel shipments	21,967	20,650	6%

Net sales to external customers in the steel mills segment increased 11% due to a 5% increase in the average sales price per ton from $751 in 2013 to $788 in 2014 and a 5% increase in tons sold to outside customers.

The sheet, bar, structural and plate product groups all experienced an increase in average sales price per ton compared with 2013 due to stronger demand and new product offerings. The strongest markets for the steel mills segment were manufactured goods, including automotive, energy and heavy truck. Steel mills segment sales were positively impacted by favorable trends in nonresidential construction markets during 2014. Energy markets were strong for the steel mills segment for 2013 and most of 2014. However, the collapse in oil prices in late 2014 triggered inventory reductions among pipe and tube producers which negatively impacted volumes and pricing at our sheet mills late in the year. Though average sales prices increased for the steel mills segment in 2014 compared with 2013, high levels of finished and semi-finished steel imports, which increased 38% compared to 2013, continued to apply pressure on pricing during 2014.

Tonnage data for the steel products segment is as follows:

(in thousands)

Year Ended December 31,	2014	2013	% Change

Joist sales	421	342	23%
Deck sales	396	334	19%
Cold finished sales	504	474	6%
Fabricated concrete reinforcing steel sales	1,185	1,065	11%

Net sales to external customers in the steel products segment increased 12% from 2013 due to an 11% increase in tons sold to outside customers and a 1% increase in the average sales price per ton from $1,375 in 2013 to $1,383 in 2014. Particularly strong volume growth was achieved in our joist, decking and rebar fabrication products. Shipments to external customers decreased 17% in the fourth quarter of 2014 from the third quarter of 2014 because of typical seasonality in nonresidential construction markets. The increase in the quantity of steel products sold in 2014 as compared to 2013 is largely due to the continued improvement in nonresidential construction markets. As measured by square footage, U.S. nonresidential construction activity increased by approximately 7% in 2014.

Sales for the raw materials segment increased 10% from 2013 primarily due to increased volumes in DJJ’s brokerage and recycling businesses and our natural gas drilling activities, partially offset by decreased pricing at DJJ. Approximately 81% of outside sales in the raw materials segment in 2014 were from brokerage operations of DJJ and approximately 12% of the outside sales were from the scrap processing facilities (83% and 12%, respectively, in 2013). Sales for DJJ in the fourth quarter of 2014 decreased from the third quarter of 2014 due primarily to decreased volumes at our brokerage and processing businesses. Sales in the fourth quarter of 2014 decreased from the fourth quarter of 2013 due to decreased average sales prices and volumes at the brokerage and processing businesses.

GROSS MARGIN

In 2014, Nucor recorded gross margins of $1.91 billion (9%) compared to $1.41 billion (7%) in 2013. The year-over-year dollar and gross margin percentage increases were primarily the result of the 3% increase in the average sales price per ton and 7% increase in tons shipped to outside customers, along with the following factors:

•

In the steel mills segment, the average scrap and scrap substitute cost per ton used increased 1% from $376 in 2013 to $381 in 2014; however, metal margins also increased for our sheet, bar, structural and plate products from 2013. The increase in metal margins more than offset the increase in the average scrap and scrap substitute cost per ton used in 2014 compared to 2013. Metal margins in the fourth quarter of 2014 were higher than in the fourth quarter of 2013, but were lower compared to the third quarter of 2014.

Scrap prices are driven by the global supply and demand for scrap and other iron-based raw materials used to make steel. We experienced more quarterly volatility in scrap costs during 2014 than in 2013. We believe that the current domestic scrap market is significantly overpriced compared with iron ore and global scrap markets. Based on increased imported steel penetration, slack international demand for domestic scrap, the strength of the U.S. dollar and moderating domestic demand for scrap, we expect scrap prices to fall significantly in early 2015.

•

Nucor’s gross margins are significantly impacted by the application of the LIFO method of accounting. LIFO charges or credits are largely based on the relative changes in cost and quantities year over year, primarily within raw material inventory in the steel mills segment. The average scrap and scrap substitute cost per ton in ending inventory within our steel mills segment at December 31, 2014 decreased 11% as compared to December 31, 2013. As a result, Nucor recorded a LIFO credit of $57.3 million in 2014 (a LIFO charge of $17.4 million in 2013). The decreases in cost per ton were driven by market conditions at the end of 2014, which experienced weaker demand for steel and raw materials than market conditions at the end of 2013.

•

Total steel mill energy costs increased approximately $2 per ton from 2013 to 2014 primarily due to higher unit costs for natural gas and electricity. Total steel mill energy costs per ton for the year reached a peak in the first quarter of 2014 due to harsh winter weather conditions that drove up energy demand and costs. Due to the efficiency of Nucor’s steel mills, energy costs remained less than 6% of the sales dollar in 2014 and 2013.

•

Nucor’s 2014 gross margins were negatively impacted by $8.9 million in inventory-related purchase accounting adjustments associated with our acquisition of Nucor Steel Gallatin in the fourth quarter of 2014 (none in 2013).

•

Gross margins in the steel products segment increased significantly in 2014 compared to 2013 due in large part to the improving conditions in the nonresidential construction markets. Our joist, deck, rebar, cold finish and building systems operations all experienced margin improvement in 2014 compared to 2013.

•

Our Nucor Steel Louisiana DRI facility, which began production operations in December 2013, experienced significant operational losses, including start-up costs of $87.8 million in 2014 and $35.2 million in 2013, that negatively impacted gross margins.

The start-up costs in 2013 and the first three quarters of 2014 were primarily due to yield loss, which in our experience is not unusual when a new facility is in the early stage of production. Although Nucor Steel Louisiana has had significant operational losses, it achieved excellent quality and volume levels.

In the fourth quarter of 2014, an equipment failure occurred at Nucor Steel Louisiana related to the process gas heater. There were no injuries, no environmental impact and no damage to any other part of the DRI facility as a result of this incident. Production operations were suspended after the failure and have not restarted. As Nucor Steel Louisiana was not operational for almost the entire fourth quarter of 2014, we classified the facility’s fourth quarter operating loss of approximately $35 million, the majority of which impacts gross margin, as start-up costs. We are in the process of making the necessary repairs and adjustments to the process gas heater. Nucor Steel Louisiana is estimated to resume operations late in the first quarter of 2015. We expect a small reduction in the operating loss of Nucor Steel Louisiana in the first quarter of 2015 as compared to the fourth quarter of 2014.

•

Gross margins related to DJJ’s scrap processing and brokerage operations increased during 2014 compared to 2013. The brokerage group benefited from stronger domestic scrap sales. Though the gross margin for the scrap processing group improved during 2014 compared to 2013, the group experienced a decline in gross margin from the third quarter of 2014 to the fourth quarter of 2014.

MARKETING, ADMINISTRATIVE AND OTHER EXPENSES

A major component of marketing, administrative and other expenses is profit sharing and other incentive compensation costs. These costs, which are based upon and fluctuate with Nucor’s financial performance, increased from 2013 to 2014. In 2014, profit sharing costs consisted of $110.1 million of contributions, including the Company’s matching contribution, made to the Company’s Profit Sharing and Retirement Savings Plan for qualified employees ($71.7 million in 2013). Other bonus costs also fluctuate based on Nucor’s achievement of certain financial performance goals, including comparisons of Nucor’s financial performance to peers in the steel industry and other companies. Stock-based compensation included in marketing, administrative and other expenses decreased by 4% to $21.9 million in 2014 compared with $22.9 million in 2013 and includes costs associated with vesting of stock awards granted in prior years.

Included in marketing, administrative and other expenses in 2014 is a $9.0 million charge related to the disposal of assets and a $12.5 million charge related to the partial write-down of assets, both in the steel mills segment.

In the third quarter of 2013, one of three iron ore storage domes collapsed at Nucor Steel Louisiana in St. James Parish. As a result, Nucor recorded a partial write-down of assets at the facility, including $21.0 million of property, plant and equipment, and $7.0 million of inventory, offset by a $14.0 million insurance receivable that was based on management’s best estimate of probable insurance recoveries. The associated net charge of $14.0 million was included in marketing, administrative and other expenses in 2013. As of December 31, 2014, Nucor has received initial payments of $10.3 million related to the insurance receivable. The two remaining storage domes have a carrying value of approximately $20 million. Nucor continues to assess these two domes and the assets associated with them. As a result of the ongoing assessment, it is possible that Nucor will make operational decisions that could impact the carrying value of the domes and the associated assets and the amount of insurance proceeds claimed by and payable to us.

EQUITY IN (EARNINGS) LOSSES OF UNCONSOLIDATED AFFILIATES

Equity method investment earnings, including amortization expense and other purchase accounting adjustments, were $13.5 million in 2014 and $9.3 million in 2013. The increase in equity method investment earnings from 2014 to 2013 is primarily due to greater equity method earnings at NuMit and a decrease in losses at Duferdofin Nucor.

INTEREST EXPENSE (INCOME)

Net interest expense is detailed below:

(in thousands)

Year Ended December 31,	2014	2013

Interest expense	$174,142	$151,986
Interest income	(4,886)	(5,091)

Interest expense, net	$169,256	$146,895

The 15% increase in gross interest expense from 2013 is primarily attributable to a 13% increase in average debt outstanding. Gross interest income decreased 4% due to a 13% decrease in average investments, partially offset by an increase in the average interest rate on investments.

EARNINGS BEFORE INCOME TAXES AND NONCONTROLLING INTERESTS

Earnings before income taxes and noncontrolling interests by segment for 2014 and 2013 are as follows:

(in thousands)

Year Ended December 31,	2014	2013

Steel mills	$1,594,352	$1,156,715
Steel products	166,323	82,129
Raw materials	(29,053)	13,686
Corporate/eliminations	(527,045)	(461,407)

Earnings before income taxes and noncontrolling interests	$1,204,577	$791,123

Earnings before income taxes and noncontrolling interests in the steel mills segment for 2014 increased significantly from 2013 due to higher sales volume, higher average sales prices and higher metal margins resulting from factors discussed above. Our recent capital project expansions have allowed us to broaden our product offerings and market share, particularly in the special bar quality, cold-rolled and galvanized sheet and plate steel products. These higher-value product offerings, which tend to be less vulnerable to imports, benefited the profitability of the steel mills segment in 2014. The improved results of the steel mills segment were achieved despite imports being at levels not seen since 2006. The strongest markets for the steel mills segment continued to be manufactured goods, including automotive, energy and heavy truck. Energy markets were strong for the steel mills segment for 2013 and most of 2014. However, the collapse in oil prices in late 2014 triggered inventory reductions among pipe and tube producers that negatively impacted volumes and pricing at our sheet mills late in the year. The steel mills segment profitability in 2014 also benefited from improving conditions in nonresidential construction markets. Negatively impacting the steel mills segment profitability in 2014 were the $12.5 million charge related to the partial write-down of assets, $9.0 million charge related to the disposal of assets, and $8.9 million of inventory-related purchase accounting adjustments at newly acquired Nucor Steel Gallatin. The steel mills segment profitability benefited from improved results at NuMit and Duferdofin Nucor.

In the steel products segment, earnings before income taxes and noncontrolling interests increased significantly in 2014 compared to 2013. The largest increases in profitability in 2014 compared to 2013 were at our joist, deck, and building systems operations, while the profitability of our rebar and cold finish operations also increased. The steel products segment has benefited from improving conditions in nonresidential construction markets. However, 2014 nonresidential construction starts, a measure of nonresidential building activity, represented only about 56% of 2007’s peak activity level. Backlog tons for the steel products segment were approximately 10% higher at the end of 2014 than at the end of 2013, including a record level of backlog tons since 2008 for our rebar fabrication businesses at the end of 2014.

The decrease in profitability of our raw materials segment for 2014 as compared to 2013 is due primarily to operating losses, which include start-up costs, of approximately $135 million at our Louisiana DRI facility (production did not begin at the facility until late December 2013). Production operations at the Louisiana DRI facility were suspended in the fourth quarter of 2014 due to an equipment failure related to the process gas heater. Prior to that, production outages in June, July and September of 2014 were necessary to implement changes intended to improve consistency in the production process and yield performance at Nucor Steel Louisiana. An additional factor affecting the performance of Nucor Steel Louisiana in 2014 was the impact of consuming higher-cost iron ore purchased earlier in the year under a quarterly lag pricing mechanism. Earnings before income taxes and noncontrolling interest in the raw materials segment in 2013 was impacted by the charges related to the net $14.0 million write-down of inventory and property, plant and equipment as a result of the dome collapse at Nucor Steel Louisiana that occurred in the third quarter of 2013.

Partially offsetting the losses at the Louisiana DRI plant was increased profitability from DJJ’s brokerage and scrap processing operations due to increased volumes and margin improvement, and increased profitability from our natural gas working interest drilling investment. The DRI facility in Trinidad also experienced an increase in profitability.

NONCONTROLLING INTERESTS

Noncontrolling interests represent the income attributable to the minority interest partners of Nucor’s joint ventures, primarily Nucor-Yamato Steel Company (NYS) of which Nucor owns 51%. The 4% increase in earnings attributable to noncontrolling interests was primarily due to increased average sales prices and increased metal margins, partially offset by decreased volumes and the impact of a planned three week outage associated with a capital project in the second quarter of 2014. Under the NYS limited partnership agreement, the minimum amount of cash to be distributed each year to the partners is the amount needed by each partner to pay applicable U.S. federal and state income taxes.

PROVISION FOR INCOME TAXES

The effective tax rate in 2014 was 32.3% compared with 26.0% in 2013. The increase in the rate between 2013 and 2014 is primarily due to a $21.3 million favorable non-cash out-of-period adjustment to deferred tax balances in 2013 compared to a $13.2 million favorable non-cash out-of-period adjustment to tax balances in 2014, the change in the relative proportions of net earnings attributable to noncontrolling interests and the foreign rate differential to total pre-tax earnings between the periods. The out-of-period items did not have a material impact to periods in which the corrections were recorded or in any previously reported period individually and in the aggregate. The Internal Revenue Service (IRS) is examining Nucor’s 2012 federal income tax return. Management believes that the Company has adequately provided for any adjustments that may arise from this audit. The 2011 and 2013 tax years are also open to examination by the IRS. U.S. federal income tax matters have been concluded for years through 2010. The Canada Revenue Agency is examining the 2012 Canadian returns for Harris Steel Group Inc. and certain related affiliates. Tax years 2009 through 2013 remain open to examination by other major taxing jurisdictions to which Nucor is subject (primarily Canada and other state and local jurisdictions).

NET EARNINGS AND RETURN ON EQUITY

Nucor reported net earnings of $713.9 million, or $2.22 per diluted share, in 2014, compared to net earnings of $488.0 million, or $1.52 per diluted share, in 2013. Net earnings attributable to Nucor stockholders as a percentage of net sales were 3% in both 2014 and 2013. Return on average stockholders’ equity was 9% and 6% in 2014 and 2013, respectively.

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

Tonnage data for the steel products segment is as follows:

			(in thousands)
Year Ended December 31,	2013	2012	% Change

Joist sales	342	291	18%
Deck sales	334	308	8%
Cold finished sales	474	492	-4%
Fabricated concrete reinforcing steel sales	1,065	1,180	-10%

Net sales to external customers in the steel products segment decreased 4% from 2012 due to a 3% decrease in tons sold to outside customers and a 1% decrease in the average sales price per ton from $1,393 in 2012 to $1,375 in 2013.

Sales for the raw materials segment increased 12% from 2012 primarily due to increased volumes in DJJ’s brokerage and processing operations, partially offset by decreased pricing experienced by DJJ as well as increased volumes at our natural gas drilling working interests. Approximately 83% of outside sales in the raw materials segment in 2013 were from brokerage operations of DJJ and approximately 12% of the outside sales were from the scrap processing facilities (85% and 13%, respectively, in 2012).

GROSS MARGIN

In 2013, Nucor recorded gross margins of $1.41 billion (7%) compared to $1.51 billion (8%) in 2012. The year-over-year dollar and gross margin percentage decreases were primarily the result of the 5% decrease in the average sales price per ton, partially offset by the 3% increase in tons shipped to outside customers. Additionally, gross margins were impacted by the following factors:

•

In the steel mills segment, the average scrap and scrap substitute cost per ton used decreased 8% from $407 in 2012 to $376 in 2013; however, metal margins also decreased for our sheet, bar and plate products from 2012.

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
•

Gross margins at our rebar fabrication businesses increased significantly in 2013 as compared to 2012 due to higher average sales prices and the effects of management initiatives that resulted in lower costs, better selling strategies and improved supplier relationships.

•	Total steel mill energy costs decreased approximately $1 per ton from 2012 to 2013 primarily due to the negative impact of natural gas hedge settlements on our overall natural gas costs in 2012.
•

Gross margins related to DJJ’s scrap processing operations decreased significantly during 2013 compared to 2012 due to excess shredding capacity increasing DJJ’s cost of scrap purchases and weather-related effects in the first quarter of 2013 that reduced the flow of scrap into our scrap processing operations.

MARKETING, ADMINISTRATIVE AND OTHER EXPENSES

Profit sharing costs decreased from 2012 to 2013. In 2013, profit sharing costs consisted of $71.7 million of contributions, including the Company’s matching contribution, made to the Company’s Profit Sharing and Retirement Savings Plan for qualified employees ($77.7 million in 2012). Stock-based compensation included in marketing, administrative and other expenses decreased 8% to $22.9 million in 2013 compared with $25.0 million in 2012 and includes costs associated with vesting of stock awards granted in prior years.

Of the $27.0 million increase in marketing, administrative and other expenses in 2013 as compared to 2012, $15.3 million was due to the inclusion of Skyline’s results for the entire year in 2013 as compared to only being included after its June 2012 acquisition date during 2012. Additionally, in the third quarter of 2013, a storage dome collapsed at Nucor Steel Louisiana in St. James Parish. As a result, Nucor recorded a partial write-down of assets at the facility, including $7.0 million of inventory and $21.0 million of property, plant and equipment, offset by a $14.0 million insurance receivable that was based on management’s best estimate of probable insurance recoveries. Included in marketing, administrative and other expenses in 2012 was a $17.6 million loss on the sale of the assets of Nucor Wire Products Pennsylvania, Inc.

EQUITY IN LOSSES OF UNCONSOLIDATED AFFILIATES

Nucor recorded equity method investment earnings of $9.3 million in 2013 and losses of $13.3 million in 2012. The improvement in the equity method investment earnings from 2013 to 2012 is primarily due to greater equity method earnings at NuMit, a decrease in losses at Duferdofin Nucor, and earnings at Hunter Ridge (acquired in November 2012).

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

Earnings before income taxes and noncontrolling interests in the steel mills segment in 2013 decreased slightly from 2012. Gross margin was negatively affected in 2013 by lower metal margin dollars resulting from factors discussed above. The steel mills segment’s profitability in 2013 benefited from improved results from the NuMit and Duferdofin Nucor equity method investments as compared to 2012. Other factors impacting the profitability of the steel mills segment in 2012 that did not occur in 2013 were the $30.0 million impairment charge related to Duferdofin Nucor and the $48.8 million of inventory-related purchase accounting adjustments related to Skyline.

The steel products segment had earnings before income taxes and noncontrolling interests in 2013 as compared to a loss in 2012. Although the average sales price and volume for the segment were lower in 2013 than 2012, profitability in our joist, cold finish and rebar fabrication businesses improved from 2012. The steel products segment’s 2012 loss was impacted by the $17.6 million loss on the sale of assets of Nucor Wire Products Pennsylvania, Inc. in the third quarter of 2012. The steel products segment’s 2013 profitability was the first profitable year since 2008.

The profitability of our raw materials segment decreased significantly from 2012. Difficult conditions in the scrap processing industry had a negative impact on the profitability of the scrap processing operations of DJJ since the first quarter of 2012. During this time, excess shredding capacity increased competition for raw materials while the selling price of scrap decreased in 2013 as compared to 2012. Also negatively affecting profitability in the raw materials segment in 2013 were the charges related to the net $14.0 million write-down of inventory and property, plant and equipment as a result of the dome collapse at Nucor Steel Louisiana. Nucor Steel Louisiana also had increased start-up costs in 2013 over 2012 as it began production in late December. An unplanned 18-day outage at our Trinidad DRI facility in early 2013 also contributed to lower profitability for the raw materials segment in 2013 as compared to 2012.

The decrease in results in Corporate/eliminations in 2013 was primarily due to a LIFO charge of $17.4 million in 2013 compared to a $155.9 million LIFO credit in 2012.

NONCONTROLLING INTERESTS

The 10% increase in noncontrolling interests from 2012 to 2013 was primarily attributable Nucor-Yamato Steel’s increased margins, which were primarily due to changes in product mix.

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

LIQUIDITY AND CAPITAL RESOURCES

Nucor’s cash and cash equivalents and short-term investments position remained strong at $1.12 billion at the end of 2014. Approximately $156.1 million and $173.2 million of the cash and cash equivalents position at December 31, 2014 and December 31, 2013, respectively, was held by our majority-owned joint ventures. Cash flows provided by operating activities provide us with a significant source of liquidity. When needed, we have external short-term financing sources available, including the issuance of commercial paper and borrowings under our bank credit facilities. We also issue long-term debt from time to time.

In 2013, Nucor’s $1.5 billion revolving credit facility was amended and restated to extend the maturity date to August 2018, and the facility was undrawn at December 31, 2014. We believe our financial strength is a key strategic advantage among domestic steel producers, particularly during recessionary business cycles. We carry the highest credit ratings of any metals and mining company in North America, with an A rating from Standard and Poor’s and a Baa1 rating from Moody’s. Our credit ratings are dependent, however, upon a number of factors, both qualitative and quantitative, and are subject to change at any time. The disclosure of our credit ratings is made in order to enhance investors’ understanding of our sources of liquidity and the impact of our credit ratings on our cost of funds.

Based upon these factors, we expect to continue to have adequate access to the capital markets at a reasonable cost of funds for liquidity purposes when needed. This was evidenced when, during the fourth quarter of 2014, we issued approximately $300 million of commercial paper to partially fund the acquisition of Gallatin Steel Company. By the end of 2014, we had reduced the amount of commercial paper outstanding to approximately $151 million. Drawing from Nucor’s strong cash provided by operations, we expect to retire the remaining commercial paper in 2015. The next significant debt maturity is not until December 2017.

Selected Measures of Liquidity and Capital Resources

	(dollars in thousands)
December 31,	2014	2013

Cash and cash equivalents	$1,024,144	$1,483,252
Short-term investments	100,000	28,191
Working capital	4,344,112	4,449,830
Current ratio	3.1	3.3

The current ratio was 3.1 at year end 2014 compared with 3.3 at year end 2013. The current ratio was negatively impacted by a 26% decrease from 2013 in cash and cash equivalents and short-term investments. The decrease in cash and cash equivalents and short-term investments was primarily due to cash paid for acquisitions of other companies, capital expenditures and dividends, partially offset by increased cash generated by operations. In addition, the $178.3 million increase in short-term debt from 2013, which was due mainly to the issuance of commercial paper, negatively affected the current ratio.

The current ratio benefited from a 14% increase in accounts receivable, a 5% increase in inventory and an 11% decrease in accounts payable as compared to year end 2013. The increase in accounts receivable was due primarily to the acquisition of Nucor Steel Gallatin, as well as a 2% increase in net sales in the fourth quarter of 2014 compared with the prior year fourth quarter. The net sales increase was the result of a 1% increase in both outside shipments and average sales price per ton in the fourth quarter of 2014 as compared with the fourth quarter of 2013. The increase in inventory from the previous year was mainly due to the addition of Nucor Steel Gallatin and an increase in inventory volumes on hand, partially offset by a decrease in scrap and iron ore prices in inventory from year end 2013. The decrease in scrap and iron ore prices was also a main driver of the decrease in accounts payable. In 2014, total accounts receivable turned approximately every five weeks and inventories turned approximately every seven weeks. These turnover rates are comparable to Nucor’s historical performance.

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

OPERATING ACTIVITIES

Cash provided by operating activities was $1.34 billion, an increase of 25% compared with cash provided by operating activities of $1.08 billion in 2013. The primary reason for the change was higher net earnings, which included increased levels of depreciation expense due to significant capital projects being placed in service during 2014. Partially offsetting the increase in cash generated from higher earnings were changes in operating assets and liabilities that were ($400.2) million in 2014 compared with ($235.2) million in 2013. The funding of our working capital increased over the prior year period due mainly to increases in cash used to fund federal income taxes and accounts payable, somewhat offset by a decrease in cash used to fund the purchase of inventory. Federal income tax payments have increased due to Nucor’s increased profitability. The increased levels of cash used for accounts payable is due in large part to the change in accrued plant and equipment purchases. The decrease in cash used to fund the purchase of inventory is due to the decrease in scrap prices in inventory from year end 2013.

INVESTING ACTIVITIES

Our business is capital intensive; therefore, cash used in investing activities primarily represents capital expenditures for new facilities, the expansion and upgrading of existing facilities and the acquisition of other companies. Nucor invested $668.0 million in new facilities and expansion or upgrading of existing facilities in 2014 compared with $1.20 billion in 2013, a decrease of 44%. The decrease in capital expenditures is in large part due to the completion of our Louisiana DRI facility and reduced spending on our natural gas working interest drilling program. Additionally, Nucor invested $768.6 million in the acquisition of other companies in 2014, primarily Nucor Steel Gallatin (there were no acquisitions in 2013). Another factor contributing to the increase in cash used in investing activities was the net decrease of $421.0 million in proceeds from the sale of investments and restricted investments (net of purchases) and changes in restricted cash from 2013.

FINANCING ACTIVITIES

Cash used in financing activities in 2014 was $359.0 million compared with cash provided by financing activities of $196.0 million in 2013. In 2013, Nucor issued $500.0 million of 4.00% notes due in 2023 and $500.0 million of 5.2% notes due in 2043. Net of discounts, the prior year debt issuance increased cash provided by financing activities by $999.1 million. There were no issuances of long-term debt in 2014. However, mainly due to the issuance of commercial paper in 2014, the net change in short-term debt provided cash of $178.3 million compared with ($0.7) million in 2013. Additionally, cash used to repay debt maturities was only $5.4 million in 2014 compared to $250.0 million in the prior year.

In 2014, Nucor increased its quarterly base dividend, resulting in dividends paid of $475.1 million in 2014 ($471.0 million in 2013).

Although there were no repurchases in 2014 or 2013, approximately 27.2 million shares remain authorized for repurchase under the Company’s stock repurchase program.

Our credit facility includes only one financial covenant, which is a limit of 60% on the ratio of funded debt to total capitalization. In addition, the credit facility contains customary non-financial covenants, including a limit on Nucor’s ability to pledge the Company’s assets and a limit on consolidations, mergers and sales of assets. Our funded debt to total capital ratio was 36% at the end of 2014 and 2013, and we were in compliance with all other covenants under our credit facility.

MARKET RISK

Nucor’s largest exposure to market risk is in our steel mills and steel products segments. Our utilization rates for the steel mills and steel products facilities for the fourth quarter of 2014 were 76% and 61%, respectively. A significant portion of our steel and steel products segments sales are into the commercial, industrial and municipal construction markets. While we did see some improvement in some of these markets in 2014, they continue to be depressed when compared to historical levels. Our largest single customer in 2014 represented approximately 5% of sales and consistently pays within terms. In the raw materials segment, we are exposed to price fluctuations related to the purchase of scrap steel and iron ore. Our exposure to market risk is mitigated by the fact that our steel mills use a significant portion of the products of this segment.

Nucor’s tax-exempt industrial revenue bonds (IDRBs), including the Gulf Opportunity Zone bonds, have variable interest rates that are adjusted weekly. These IDRBs represent 23% of Nucor’s long-term debt outstanding at December 31, 2014. The remaining 77% of Nucor’s long-term debt is at fixed rates. Future changes in interest rates are not expected to significantly impact earnings. From time to time, Nucor makes use of interest rate swaps to manage interest rate risk. As of December 31, 2014, there were no such contracts outstanding. Nucor’s investment practice is to invest in securities that are highly liquid with short maturities. As a result, we do not expect changes in interest rates to have a significant impact on the value of our investment securities recorded as short-term investments.

Nucor also uses derivative financial instruments from time to time to partially manage its exposure to price risk related to natural gas purchases used in the production process as well as scrap, copper and aluminum purchased for resale to its customers. In addition, Nucor uses forward foreign exchange contracts from time to time to hedge cash flows associated with certain assets and liabilities, firm commitments and anticipated transactions. Nucor generally does not enter into derivative instruments for any purpose other than hedging the cash flows associated with specific volumes of commodities that will be purchased and processed or sold in future periods and hedging the exposures related to changes in the fair value of outstanding fixed-rate debt instruments and foreign currency transactions. Nucor recognizes all material derivative instruments in the consolidated balance sheets at fair value.

The Company is exposed to foreign currency risk primarily through its operations in Canada, Europe and Trinidad. We periodically use derivative contracts to mitigate the risk of currency fluctuations.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following table sets forth our contractual obligations and other commercial commitments as of December 31, 2014 for the periods presented:

(in thousands)

	Payments Due By Period
Contractual Obligations	Total	2015	2016 - 2017	2018 - 2019	2020 and thereafter

Long-term debt	$ 4,376,900	$ 16,300	$ 600,000	$ 500,000	$3,260,600
Estimated interest on long-term debt(1)	2,308,005	178,318	353,684	241,220	1,534,783
Capital leases	27,648	3,072	6,144	6,144	12,288
Operating leases	85,389	25,085	32,113	15,624	12,567
Raw material purchase commitments(2)	2,958,520	1,200,863	1,204,309	351,058	202,290
Utility purchase commitments(2)	923,298	261,918	176,707	117,932	366,741
Natural gas drilling commitments	4,857,599	18,600	691,455	724,860	3,422,684
Other unconditional purchase obligations(3)	118,781	100,800	4,527	3,386	10,068
Other long-term obligations(4)	462,606	295,995	46,001	32,744	87,866

Total contractual obligations	$16,118,746	$2,100,951	$3,114,940	$1,992,968	$8,909,887

(1)	Interest is estimated using applicable rates at December 31, 2014 for Nucor’s outstanding fixed and variable rate debt.
(2)	Nucor enters into contracts for the purchase of scrap and scrap substitutes, iron ore, electricity, natural gas and other raw materials and related services. These contracts include multi-year commitments and minimum annual purchase requirements and are valued at prices in effect on December 31, 2014, or according to the contract language. These contracts are part of normal operations and are reflected in historical operating cash flow trends. We do not believe such commitments will adversely affect our liquidity position.
(3)	Purchase obligations include commitments for capital expenditures on operating machinery and equipment.
(4)	Other long-term obligations include amounts associated with Nucor’s early-retiree medical benefits, management compensation and guarantees.
Note:	In addition to the amounts shown in the table above, $63.0 million of unrecognized tax benefits have been recorded as liabilities, and we are uncertain as to if or when such amounts may be settled. Related to these unrecognized tax benefits, we have also recorded a liability for potential penalties and interest of $28.2 million at December 31, 2014.

DIVIDENDS

Nucor has increased its base cash dividend every year since it began paying dividends in 1973. Nucor paid dividends of $1.48 per share in 2014 compared with $1.47 per share in 2013. In December 2014, the Board of Directors increased the base quarterly dividend to $0.3725 per share. The base quarterly dividend has more than tripled since the end of 2007. In February 2015, the Board of Directors declared Nucor’s 168th consecutive quarterly cash dividend of $0.3725 per share payable on May 11, 2015 to stockholders of record on March 31, 2015.

OUTLOOK

In 2015, we will continue to take advantage of our position of strength to grow Nucor’s long-term earnings power and shareholder value despite a U.S. economy burdened by a challenging regulatory and overall business environment. We have invested significant capital into our business since the last cyclical peak in 2008. We have done so over a broad range of strategic investments that will further enhance our ability to grow Nucor’s long-term earnings power by expanding our product portfolios into higher value-added offerings that are less vulnerable to imports, improving our highly variable low-cost structure and building upon our market leadership positions. With many of these capital projects completed and ready to yield results, we will focus on execution in order to generate strong returns on these investments.

Although macro-level uncertainties in world markets will almost certainly affect both global and domestic growth, we anticipate sales and profitability on par with 2014. Utilization rates, which grew slightly in 2014 compared to 2013, have slowed in early 2015. Although we expect the first quarter operating results to be similar to the first quarter 2014 results, they will be in the face of significant headwinds that developed for the steel industry late in 2014. The collapse in global oil prices has triggered inventory reductions among pipe and tube producers serving energy markets, an important customer group for Nucor as well as the domestic steel industry. Also, given the relative health of the domestic steel markets, imports have increased dramatically as we have entered 2015. We are anticipating a more positive trend in earnings as we enter into the second quarter and then into the second half of the year. We are therefore cautiously optimistic regarding full-year volume, pricing and profitability. We are encouraged by an improvement of approximately 10% in backlog tons at our downstream steel products segment over 2013 and we believe several end-use markets such as automotive, energy and nonresidential construction will experience some real demand improvement that will gain momentum throughout 2015. However, the effect this improvement in demand will have on our operating rates will be challenged by excess foreign steel capacity and the threat of continued increases in imported steel. We expect scrap prices to fall significantly in early 2015 and that we will continue to experience fluctuations in raw material costs throughout the year. We have made significant investments in our raw material segment and will continue to utilize our unmatched global supply chain to optimize our raw material costs.

We are committed to executing on the opportunities we see ahead to reward Nucor shareholders with very attractive long-term returns on their valuable capital invested in our company. Nucor is the only steel producer in North America with the extremely important competitive advantage of an investment-grade credit rating. Our industry-leading financial strength allows us to support investments in our facilities that will prepare us for increased profitability as we enter into more favorable market conditions. In 2015, as we have in our past, we will allocate capital to investments that build our long-term earnings power. Capital expenditures are currently projected to be approximately $500 million in 2015, approximating our spend in 2014 but significantly lower than in 2013. This decrease is mainly due to the joint agreement with Encana to suspend drilling new natural gas wells through the end of 2015. Included in this $500 million total are primarily investments in our core operations to expand our product offerings and keep them state-of-the-art and globally competitive.

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

If steel selling prices were to decline in future quarters, write-downs of inventory could result. Specifically, the valuation of raw material inventories purchased during periods of peak market pricing held by subsidiaries valued using the FIFO method of accounting would most likely be impacted. Low utilization rates at our steel mills or raw materials facilities could hinder our ability to work through high-priced scrap and scrap substitutes (particularly pig iron and iron ore), leading to period-end exposure when comparing carrying value to net realizable value.

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

Certain long-lived asset groupings were tested for impairment during the fourth quarter of 2014. Undiscounted cash flows for each asset grouping were estimated using management’s long-range estimates of market conditions associated with each asset grouping over the estimated useful life of the principal asset within the group. Our undiscounted cash flow analysis indicated that those long-lived asset groupings were recoverable as of December 31, 2014; however, if our projected cash flows are not realized, either because of an extended recessionary period or other unforeseen events, impairment charges may be required in future periods. A 5% decrease in the projected cash flows of each of our asset groupings would not result in an impairment.

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

Our fourth quarter 2014 annual goodwill impairment analysis did not result in an impairment charge. And, management does not believe that future impairment of these reporting units is probable. However, the performance of certain businesses that comprise our reporting units requires continued improvement. An increase of approximately 50 basis points in the discount rate, a critical assumption in which a minor change can have a significant impact on the estimated fair value, would not result in an impairment charge.

Nucor will continue to monitor operating results within all reporting units throughout the upcoming year in an effort to determine if events and circumstances warrant further interim impairment testing. Otherwise, all reporting units will again be subject to the required annual impairment test during our fourth quarter of 2015. Changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future operating cash flows and discount rate, could decrease the estimated fair value of our reporting units in the future and could result in an impairment of goodwill.

EQUITY METHOD INVESTMENTS

Investments in joint ventures in which Nucor shares control over the financial and operating decisions but in which Nucor is not the primary beneficiary are accounted for under the equity method. Each of the Company’s equity method investments is subject to a review for impairment if, and when, circumstances indicate that an other-than-temporary decline in value below its carrying amount may have occurred. Examples of such circumstances include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee; a significant adverse change in the regulatory, tax, economic or technological environment of the investee; a significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates; and recurring negative cash flows from operations. If management considers the decline to be other than temporary, the Company would write down the investment to its estimated fair market value. An other-than-temporary decline in carrying value is determined to have occurred when, in management’s judgment, a decline in fair value below carrying value is of such length of time and/or severity that it is considered permanent.

In the event that an impairment review is necessary, we calculate the estimated fair value of our equity method investments using a probability-weighted multiple scenario income approach. Management’s analysis includes three discounted cash flow scenarios (best case, base case and recessionary case), which contain forecasted near-term cash flows under each scenario. Generally, (i) the best case scenario contains estimates of future results ranging from slightly higher than recent operating performance to levels that are consistent with historical operating and financial performance (i.e., results experienced prior to the onset of the recessionary period that began in 2008); (ii) the base case scenario has estimates of future results ranging from generally in line with recent operating performance to levels that are more conservative than historical operating and financial performance; and (iii) the worst case scenario has estimates of future results which include limited growth resulting only from operational cost improvements and limited benefits of new higher-value product offerings. Management determines the probability that each cash flow scenario will come to fruition based on the specific facts and circumstances of each of the preceding scenarios, with the base case typically receiving the majority of the weighting.

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

Although there have been no significant deteriorations in near-term financial projections or other key assumptions since the last impairment test performed in the fourth quarter of 2013, Nucor concluded that it was appropriate to reassess its equity investment in Duferdofin Nucor for impairment during the fourth quarter of 2014 due to the protracted challenging steel market conditions in Europe. The updated analysis included expected future cash flow assumptions that were developed by local management at Duferdofin Nucor and were reviewed in detail by Nucor senior management using the methodology outlined above. The base case scenario received the majority of the probability weighting, with equal weighting given to the other two scenarios. After completing its assessment, the Company determined that the estimated fair value exceeded its carrying amount by a sufficient amount and that there was no need for additional impairment charges.

It is reasonably possible that based on actual future performance the estimates used in our fourth quarter valuation could change and result in further impairment of our investment. Changes in management estimates to the unobservable inputs would change the valuation of the investment. The estimates for the projected revenue, metal margin and discount rate are the assumptions that most significantly affect the fair value determination.

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

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 2 to our consolidated financial statements for a discussion of new accounting pronouncements adopted by Nucor during 2014 and the expected financial impact of accounting pronouncements recently issued or proposed but not yet required to be adopted.

RECLASSIFICATIONS

In the first quarter of 2013, we began reporting the results of Nucor’s steel trading businesses and rebar distribution businesses in the steel mills segment. Previously these businesses were reported in an “All Other” category. These businesses were reclassified to the steel mills segment as part of a realignment of Nucor’s reportable segments to better reflect the way in which they are managed. The segment data for the comparable periods has also been reclassified into the steel mills segment in order to conform to the current year presentation. The steel mills, steel products and raw materials segments are consistent with the way Nucor manages its business, which is primarily based upon the similarity of the types of products produced and sold by each segment. Additionally, the composition of assets by segment at December 31, 2012 was reclassified to conform with the current presentation. This reclassification between segments did not have any impact on the consolidated asset balances.

FIVE-YEAR FINANCIAL REVIEW	43

	(dollar and share amounts in thousands, except per share data)
	2014	2013	2012	2011	2010
FOR THE YEAR

Net sales	$21,105,141	$19,052,046	$19,429,273	$20,023,564	$15,844,627

Costs, expenses and other:

Cost of products sold	19,198,615	17,641,421	17,915,735	18,142,144	15,060,882

Marketing, administrative and other expenses	546,198	481,904	454,900	439,528	331,455

Equity in (earnings) losses of unconsolidated affiliates	(13,505)	(9,297)	13,323	10,043	32,082

Impairment of non-current assets	—	—	30,000	13,943	—

Interest expense, net	169,256	146,895	162,375	166,094	153,093

	19,900,564	18,260,923	18,576,333	18,771,752	15,577,512

Earnings before income taxes and noncontrolling interests	1,204,577	791,123	852,940	1,251,812	267,115

Provision for income taxes	388,787	205,594	259,814	390,828	60,792

Net earnings	815,790	585,529	593,126	860,984	206,323

Earnings attributable to noncontrolling interests	101,844	97,504	88,507	82,796	72,231

Net earnings attributable to Nucor stockholders	713,946	488,025	504,619	778,188	134,092

Net earnings per share:

Basic	2.22	1.52	1.58	2.45	0.42

Diluted	2.22	1.52	1.58	2.45	0.42

Dividends declared per share	1.4825	1.4725	1.4625	1.4525	1.4425

Percentage of net earnings to net sales	3.4%	2.6%	2.6%	3.9%	0.8%

.Return on average stockholders’ equity	9.3%	6.4%	6.7%	10.7%	1.8%

Capital expenditures	568,867	1,230,418	1,019,334	450,627	345,294

Acquisitions (net of cash acquired)	768,581	—	760,833	3,959	64,788

Depreciation	652,000	535,852	534,010	522,571	512,147

Sales per employee	921	859	906	974	777
AT YEAR END

Current assets	$6,441,888	$6,410,046	$5,661,364	$6,708,081	$5,861,175

Current liabilities	2,097,776	1,960,216	2,029,568	2,396,059	1,504,438

Working capital	4,344,112	4,449,830	3,631,796	4,312,022	4,356,737

Cash provided by operating activities	1,342,898	1,077,949	1,200,385	1,031,053	866,794

Current ratio	3.1	3.3	2.8	2.8	3.9

Property, plant and equipment, net	5,287,639	4,917,024	4,283,056	3,755,604	3,852,118

Total assets	15,615,927	15,203,283	14,152,059	14,570,350	13,921,910

Long-term debt (including current maturities)	4,376,935	4,380,200	3,630,200	4,280,200	4,280,200

Percentage of debt to capital(1)	35.2%	35.6%	31.5%	35.7%	36.9%

Total Nucor stockholders’ equity	7,772,470	7,645,769	7,641,571	7,474,885	7,120,070

Per share	24.36	24.02	24.06	23.60	22.55

Shares outstanding	319,033	318,328	317,663	316,749	315,791

Employees	23,600	22,300	22,200	20,800	20,500

(1) Long-term debt divided by total equity plus long-term debt.

44	MANAGEMENT’S REPORT

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

Management assessed the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2014. In making this assessment, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013).

Our evaluation did not include the internal controls over financial reporting of Gallatin Steel Company, which was acquired on October 8, 2014. Total assets and total sales for the acquisition represent approximately 4.2% and 1.1%, respectively, of the related consolidated financial statement amounts as of and for the fiscal year ended December 31, 2014.

Based on its assessment, management concluded that Nucor’s internal control over financial reporting was effective as of December 31, 2014. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2014 as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	45

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Nucor Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, comprehensive income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Nucor Corporation and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in Management’s Report on Internal Control Over Financial Reporting, management has excluded Gallatin Steel Company from its assessment of internal control over financial reporting as of December 31, 2014 because it was acquired by the Company in a purchase business combination during 2014. We have also excluded Gallatin Steel Company from our audit of internal control over financial reporting. Gallatin Steel Company is a wholly owned subsidiary whose total assets and total sales represent approximately 4.2% and 1.1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2014.

PricewaterhouseCoopers LLP

Charlotte, NC

February 27, 2015

46	CONSOLIDATED BALANCE SHEETS

CONSOLIDATED BALANCE SHEETS		(in thousands)
December 31,	2014	2013

ASSETS

CURRENT ASSETS:

Cash and cash equivalents (Note 15)	$1,024,144	$1,483,252

Short-term investments (Notes 4 and 15)	100,000	28,191

Accounts receivable, net (Note 5)	2,068,298	1,810,987

Inventories, net (Note 6)	2,745,032	2,605,609

Other current assets (Notes 10, 14 and 20)	504,414	482,007

Total current assets	6,441,888	6,410,046

PROPERTY, PLANT AND EQUIPMENT, NET (Note 7)	5,287,639	4,917,024

GOODWILL (Note 9)	2,068,664	1,973,608

OTHER INTANGIBLE ASSETS, NET (Note 9)	862,093	874,154

OTHER ASSETS (Note 10)	955,643	1,028,451

TOTAL ASSETS	$15,615,927	$15,203,283

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term debt (Notes 12 and 15)	$207,476	$29,202

Long-term debt due within one year (Notes 12 and 15)	16,335	3,300

Accounts payable (Note 11)	993,872	1,117,078

Salaries, wages and related accruals (Note 18)	352,488	282,860

Accrued expenses and other current liabilities (Notes 11, 14, 16 and 20)	527,605	527,776

Total current liabilities	2,097,776	1,960,216

LONG-TERM DEBT DUE AFTER ONE YEAR (Notes 12 and 15)	4,360,600	4,376,900

DEFERRED CREDITS AND OTHER LIABILITIES (Notes 14, 16, 18 and 20)	1,082,433	955,889

TOTAL LIABILITIES	7,540,809	7,293,005

COMMITMENTS AND CONTINGENCIES (Notes 14 and 16)

EQUITY

NUCOR STOCKHOLDERS’ EQUITY (Notes 13 and 17):

Common stock (800,000 shares authorized; 378,092 and 377,525 shares issued, respectively)	151,237	151,010

Additional paid-in capital	1,883,356	1,843,353

Retained earnings	7,378,214	7,140,440

Accumulated other comprehensive (loss) income, net of income taxes (Notes 2, 14 and 21)	(145,708)	9,080

Treasury stock (59,059 and 59,197 shares, respectively)	(1,494,629)	(1,498,114)

Total Nucor stockholders’ equity	7,772,470	7,645,769

NONCONTROLLING INTERESTS	302,648	264,509

TOTAL EQUITY	8,075,118	7,910,278

TOTAL LIABILITIES AND EQUITY	$15,615,927	$15,203,283

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS	47

CONSOLIDATED STATEMENTS OF EARNINGS	(in thousands, except per share data)
Year Ended December 31,	2014	2013	2012

NET SALES	$21,105,141	$19,052,046	$19,429,273

COSTS, EXPENSES AND OTHER:

Cost of products sold (Notes 6, 14 and 18)	19,198,615	17,641,421	17,915,735

Marketing, administrative and other expenses (Notes 3 and 7)	546,198	481,904	454,900

Equity in (earnings) losses of unconsolidated affiliates (Note 10)	(13,505)	(9,297)	13,323

Impairment of non-current assets (Note 10)	—	—	30,000

Interest expense, net (Notes 7, 19 and 20)	169,256	146,895	162,375

	19,900,564	18,260,923	18,576,333

EARNINGS BEFORE INCOME TAXES AND NONCONTROLLING INTERESTS	1,204,577	791,123	852,940

PROVISION FOR INCOME TAXES (Note 20)	388,787	205,594	259,814

NET EARNINGS	815,790	585,529	593,126

EARNINGS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	101,844	97,504	88,507

NET EARNINGS ATTRIBUTABLE TO NUCOR STOCKHOLDERS	$713,946	$488,025	$504,619

NET EARNINGS PER SHARE (Note 22):

Basic	$2.22	$1.52	$1.58

Diluted	$2.22	$1.52	$1.58

See notes to consolidated financial statements.

48	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME		(in thousands)
Year Ended December 31,	2014	2013	2012

NET EARNINGS	$815,790	$585,529	$593,126

OTHER COMPREHENSIVE (LOSS) INCOME:

Net unrealized loss on hedging derivatives, net of income taxes of ($4,900), $0 and ($1,100) for 2014, 2013 and 2012, respectively	(8,542)	—	(2,264)

Reclassification adjustment for loss on settlement of hedging derivatives included in net earnings, net of income taxes of $200, $0 and $25,000 for 2014, 2013 and 2012, respectively	542	—	42,515

Foreign currency translation (loss) gain, net of income taxes of $400, ($600) and $0 for 2014, 2013 and 2012, respectively	(141,530)	(53,619)	58,626

Adjustment to early retiree medical plan, net of income taxes of ($1,921), $2,547 and ($1,528) for 2014, 2013 and 2012, respectively	(4,228)	5,938	(3,646)

Reclassification adjustment for gain on early retiree medical plan included in net earnings, net of income taxes of ($557), $0 and $0 for 2014, 2013 and 2012, respectively	(1,030)	—	—

	(154,788)	(47,681)	95,231

COMPREHENSIVE INCOME	661,002	537,848	688,357

COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(101,844)	(97,504)	(88,512)

COMPREHENSIVE INCOME ATTRIBUTABLE TO NUCOR STOCKHOLDERS	$559,158	$440,344	$599,845

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY	49

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY								(in thousands, except per share data)
		COMMON STOCK		ADDITIONAL PAID-IN	RETAINED	ACCUMULATED OTHER COMPREHENSIVE	TREASURY STOCK (AT COST)		TOTAL NUCOR STOCKHOLDERS’	NON- CONTROLLING
	TOTAL	SHARES	AMOUNT	CAPITAL	EARNINGS	INCOME (LOSS)	SHARES	AMOUNT	EQUITY	INTERESTS

BALANCES, December 31, 2011	$7,706,580	376,239	$150,496	$1,756,534	$7,111,566	($ 38,177)	59,490	($1,505,534)	$7,474,885	$231,695

Net earnings in 2012	593,126				504,619				504,619	88,507

Other comprehensive income (loss)	95,231					95,226			95,226	5

Stock options exercised	10,515	354	142	10,373					10,515

Stock option expense	9,850			9,850					9,850

Issuance of stock under award plans, net of forfeitures	36,119	420	167	32,395			(140)	3,557	36,119

Amortization of unearned compensation	800			800					800

Cash dividends ($1.4625 per share)	(467,662)				(467,662)				(467,662)

Distributions to noncontrolling interests	(74,848)									(74,848)

Other	(24,337)			1,507	(24,000)	(288)			(22,781)	(1,556)

BALANCES, December 31, 2012	7,885,374	377,013	150,805	1,811,459	7,124,523	56,761	59,350	(1,501,977)	7,641,571	243,803

Net earnings in 2013	585,529				488,025				488,025	97,504

Other comprehensive income (loss)	(47,681)					(47,681)			(47,681)

Stock option expense	8,576			8,576					8,576

Issuance of stock under award plans, net of forfeitures	26,565	512	205	22,497			(153)	3,863	26,565

Amortization of unearned compensation	821			821					821

Cash dividends ($1.4725 per share)	(472,108)				(472,108)				(472,108)

Distributions to noncontrolling interests	(76,798)									(76,798)

BALANCES, December 31, 2013	7,910,278	377,525	151,010	1,843,353	7,140,440	9,080	59,197	(1,498,114)	7,645,769	264,509

Net earnings in 2014	815,790				713,946				713,946	101,844

Other comprehensive income (loss)	(154,788)					(154,788)			(154,788)

Stock options exercised	5,614	136	54	5,560					5,614

Stock option expense	7,716			7,716					7,716

Issuance of stock under award plans, net of forfeitures	29,667	431	173	26,009			(138)	3,485	29,667

Amortization of unearned compensation	718			718					718

Cash dividends ($1.4825 per share)	(476,172)				(476,172)				(476,172)

Distributions to noncontrolling interests	(63,705)									(63,705)

BALANCES, December 31, 2014	$8,075,118	378,092	$151,237	$1,883,356	$7,378,214	($145,708)	59,059	($1,494,629)	$7,772,470	$302,648

See notes to consolidated financial statements.

50	CONSOLIDATED STATEMENTS OF CASH FLOWS

CONSOLIDATED STATEMENTS OF CASH FLOWS	(in thousands)
Year Ended December 31,	2014	2013	2012
OPERATING ACTIVITIES:

Net earnings	$815,790	$585,529	$593,126

Adjustments:

Depreciation	652,000	535,852	534,010

Amortization	72,423	74,356	73,011

Stock-based compensation	46,384	47,450	50,733

Deferred income taxes	90,864	56,564	(25,274)

Distributions from affiliates	53,738	8,708	—

Equity in (earnings) losses of unconsolidated affiliates	(13,505)	(9,297)	13,323

Impairment of non-current assets	—	—	30,000

Loss on assets	25,393	14,000	17,563

Changes in assets and liabilities (exclusive of acquisitions and dispositions):

Accounts receivable	(179,181)	(103,649)	148,113

Inventories	(45,963)	(298,074)	(65,655)

Accounts payable	(111,859)	39,489	(111,496)

Federal income taxes	(111,687)	77,950	(28,022)

Salaries, wages and related accruals	67,973	7,155	(60,363)

Other operating activities	(19,472)	41,916	31,316

Cash provided by operating activities	1,342,898	1,077,949	1,200,385
INVESTING ACTIVITIES:

Capital expenditures	(667,982)	(1,196,952)	(947,608)

Investment in and advances to affiliates	(97,841)	(85,053)	(180,472)

Repayment of advances to affiliates	122,000	54,500	65,446

Disposition of plant and equipment	36,563	34,097	51,063

Acquisitions (net of cash acquired)	(768,581)	—	(760,833)

Purchases of investments	(100,000)	(19,349)	(409,403)

Proceeds from the sale of investments	27,529	92,761	1,667,142

Proceeds from the sale of restricted investments	—	148,725	359,295

Changes in restricted cash	—	126,438	(48,625)

Other investing activities	10,250	4,863	—

Cash used in investing activities	(1,438,062)	(839,970)	(203,995)
FINANCING ACTIVITIES:

Net change in short-term debt	178,308	(671)	27,945

Repayment of long-term debt	(5,358)	(250,000)	(650,000)

Proceeds from issuance of long-term debt, net of discount	—	999,100	—

Bond issuance costs	—	(7,625)	—

Issuance of common stock	5,614	—	10,515

Excess tax benefits from stock-based compensation	3,400	2,955	4,700

Distributions to noncontrolling interests	(63,705)	(76,798)	(74,848)

Cash dividends	(475,123)	(471,028)	(466,361)

Other financing activities	(2,183)	111	1,172

Cash (used in) provided by financing activities	(359,047)	196,044	(1,146,877)
Effect of exchange rate changes on cash	(4,897)	(3,633)	2,704

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(459,108)	430,390	(147,783)

CASH AND CASH EQUIVALENTS — BEGINNING OF YEAR	1,483,252	1,052,862	1,200,645

CASH AND CASH EQUIVALENTS — END OF YEAR	$1,024,144	$1,483,252	$1,052,862

NON-CASH INVESTING ACTIVITY:

Change in accrued plant and equipment purchases	$(99,115)	$33,467	$71,726

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	51

YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

Reclassifications In the first quarter of 2013, we began reporting the results of Nucor’s steel trading businesses and rebar distribution businesses in the steel mills segment. Previously, these businesses were reported in an “All Other” category. These businesses were reclassified to the steel mills segment as part of a realignment of Nucor’s reportable segments to better reflect the way in which they are managed. The segment data for the comparable periods has also been reclassified into the steel mills segment in order to conform to the current year presentation. The steel mills, steel products and raw materials segments are consistent with the way Nucor manages its business, which is based primarily upon the similarity of the types of products produced and sold by each segment. Additionally, the composition of assets by segment at December 31, 2012, was reclassified to conform with the current presentation. This reclassification between segments did not have any impact on the consolidated asset balances.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents Cash equivalents are recorded at cost plus accrued interest, which approximates fair value, and have original maturities of three months or less at the date of purchase. Cash and cash equivalents are maintained primarily with a few high-credit quality financial institutions.

Short-term Investments Short-term investments are recorded at cost plus accrued interest, which approximates fair value. Unrealized gains and losses on investments classified as available-for-sale are recorded as a component of accumulated other comprehensive income (loss). Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determination at each balance sheet date.

Inventories Valuation Inventories are stated at the lower of cost or market. Inventories valued using the last-in, first-out (LIFO) method of accounting represent approximately 43% of total inventories as of December 31, 2014 (45% as of December 31, 2013). All inventories held by the parent company and Nucor-Yamato Steel Company are valued using the LIFO method of accounting except for supplies that are consumed indirectly in the production process, which are valued using the first-in, first-out (FIFO) method of accounting. All inventories held by other subsidiaries of the parent company are valued using the FIFO method of accounting. The Company records any amount required to reduce the carrying value of inventory to net realizable value as a charge to cost of products sold.

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

Nucor recognizes all material derivative instruments in the consolidated balance sheets at fair value. Amounts included in accumulated other comprehensive income (loss) related to cash flow hedges are reclassified into earnings when the underlying transaction is recognized in net earnings. Changes in fair value hedges are reported in earnings along with changes in the fair value of the hedged items. When cash flow and fair value hedges affect net earnings, they are included on the same financial statement line as the underlying transaction (cost of products sold or interest expense). If these instruments do not meet hedge accounting criteria or contain ineffectiveness, the change in fair value (or a portion thereof) is recognized immediately in earnings in the same financial statement line as the underlying transaction.

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

Recently Adopted Accounting Pronouncements In the first quarter of 2014, Nucor adopted new accounting guidance, which requires unrecognized tax benefits to be presented as a decrease in net operating loss, similar tax loss or tax credit carryforward if certain criteria are met. Adoption of the guidance did not impact Nucor’s consolidated financial position, results of operations or cash flows.

In March 2013, new accounting guidance was issued on foreign currency matters that clarifies the guidance of a parent company’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. Under this new standard, a parent company that ceases to have a controlling financial interest in a foreign subsidiary or group of assets within a foreign entity shall release any related cumulative translation adjustment into net income only if a sale or transfer results in complete or substantially complete liquidation of the foreign entity. This standard has been applied prospectively for the Company beginning January 1, 2014. The adoption of this standard did not have a material effect on the consolidated financial statements.

In February 2013, new accounting guidance was issued on joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. Under this new standard, obligations resulting from joint and several liability arrangements are to be measured as the sum of: (a) the amount the reporting entity agreed with its co-obligors that it will pay and (b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. This standard has been applied prospectively for the Company beginning January 1, 2014. The adoption of this standard did not have a material effect on the consolidated financial statements.

Recently Issued Accounting Pronouncements In April 2014, new accounting guidance was issued that changes the criteria for determining which disposals can be presented as discontinued operations and modifies related disclosure requirements. The new guidance is effective for annual and interim periods beginning after December 15, 2014. The impact on the Company of adopting the new guidance will depend on the nature, terms and size of business disposals completed after the effective date.

In May 2014, new accounting guidance was issued that will supersede nearly all existing accounting guidance related to revenue recognition. The new guidance provides that an entity recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. The amendments are effective for the Company for all annual and interim reporting periods beginning after December 15, 2016. The Company is evaluating adoption methods and the impact it will have on the consolidated financial statements.

In August 2014, new accounting guidance was issued that specifies the responsibility that an entity’s management has to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern. The standard is effective for interim and annual periods beginning after December 15, 2016, and is not expected to have an effect on the Company’s financial statements.

3. ACQUISITIONS AND DISPOSITIONS

On October 8, 2014, Nucor acquired the entire equity interest in Gallatin Steel Company (Gallatin) for a cash purchase price of $779.1 million, including working capital adjustments. The acquisition was partially funded by the issuance of approximately $300 million of commercial paper with the remaining funds coming from cash on hand. Located on the Ohio River in Ghent, Kentucky, Gallatin has an annual sheet steel production capacity of approximately 1,800,000 tons. This acquisition is strategically important as it expands Nucor’s footprint in the Midwestern United States market, and it will broaden Nucor’s product offerings. Gallatin’s financial results are included as part of the steel mills segment (see Note 23).

We have allocated the purchase price for Gallatin to its individual assets acquired and liabilities assumed.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed of Gallatin as of the date of acquisition:

(in thousands)

Cash	$48,957
Accounts receivable	82,291
Inventory	101,692
Other current assets	5,117
Property, plant and equipment	483,007
Goodwill	98,505
Other intangible assets	67,150
Other assets	2,762

Total assets acquired	889,481

Current liabilities	105,816
Long-term debt	2,093
Deferred credits and other liabilities	2,500

Total liabilities assumed	110,409

Net assets acquired	$779,072

The purchase price allocation to the identifiable intangible assets is as follows:

As of the date of acquisition	(in thousands, except years)
		Weighted- Average Life

Customer relationships	$58,250	20 years
Trademarks and trade names	8,900	5 years

	$67,150

The goodwill of $98.5 million is primarily attributed to the synergies expected to arise after the acquisition and has been allocated to the steel mills segment (see Note 9). Approximately $87.6 million of the goodwill recognized is expected to be deductible for tax purposes.

On June 20, 2012, Nucor completed the acquisition of the entire equity interest in Skyline Steel, LLC (Skyline) and its subsidiaries for the cash purchase price of $675.4 million. No cash was received nor was any debt assumed as a result of the acquisition. Skyline’s financial results are included as part of the steel mills segment (see Note 23).

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

We allocated the purchase price for Skyline to its individual assets acquired and liabilities assumed.

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

	$215,600

The goodwill of $138.6 million is primarily attributed to the synergies expected to arise after the acquisition and was allocated to the steel mills segment. Approximately $128.2 million of the goodwill recognized is expected to be deductible for tax purposes.

In August 2012, Nucor sold the assets of Nucor Wire Products Pennsylvania, Inc., resulting in a loss of $17.6 million. This charge is included in marketing, administrative and other expenses in the consolidated statement of earnings.

In November 2012, Nucor acquired a 50% economic and voting interest in Hunter Ridge Energy Services LLC (Hunter Ridge). Hunter Ridge provides services for the gathering, separation and compression of energy products including natural gas produced by Nucor’s working interest drilling program. Nucor accounts for the investment (on a one-month lag basis) under the equity method (see Note 10). As of December 31, 2014, Nucor’s investment in Hunter Ridge was $138.6 million ($134.5 million at December 31, 2013).

Other minor acquisitions, exclusive of purchase price adjustments of acquisitions made, totaled $38.5 million in 2014, none in 2013, and $85.4 million in 2012.

4. SHORT-TERM INVESTMENTS

Nucor’s short-term investments held as of December 31, 2014, and December 31, 2013, were $100.0 million and $28.2 million, respectively. These investments consisted of fixed term deposits and certificates of deposit (CDs) at December 31, 2014, and December 31, 2013, respectively, and are classified as available-for-sale. The interest rates on the fixed term deposits and CDs are fixed at inception and interest income is recorded as earned.

No realized or unrealized gains or losses were incurred in 2014, 2013 or 2012.

The contractual maturities of all of the fixed term deposits outstanding at December 31, 2014, are before December 31, 2015.

5. ACCOUNTS RECEIVABLE

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of our customers to make required payments. Accounts receivable are stated net of the allowance for doubtful accounts of $65.4 million at December 31, 2014 ($58.3 million at December 31, 2013, and $57.4 million at December 31, 2012).

6. INVENTORIES

Inventories consist of approximately 40% raw materials and supplies and 60% finished and semi-finished products at December 31, 2014, and December 31, 2013. Nucor’s manufacturing process consists of a continuous, vertically integrated process from which products are sold to customers at various stages throughout the process. Since most steel products can be classified as either finished or semi-finished products, these two categories of inventory are combined.

If the FIFO method of accounting had been used, inventories would have been $567.4 million higher at December 31, 2014 ($624.7 million higher at December 31, 2013). Use of the lower of cost or market method reduced inventories by $2.7 million at December 31, 2014 ($2.1 million at December 31, 2013).

7. PROPERTY, PLANT AND EQUIPMENT

(in thousands)

December 31,	2014	2013

Land and improvements	$576,511	$555,309
Buildings and improvements	1,018,342	941,379
Machinery and equipment	10,080,640	9,159,151
Proved oil and gas properties	584,466	487,033
Construction in process and equipment deposits	193,594	400,373

	12,453,553	11,543,245
Less accumulated depreciation	(7,165,914)	(6,626,221)

	$5,287,639	$4,917,024

The estimated useful lives primarily range from 5 to 25 years for land improvements, 4 to 40 years for buildings and improvements and 2 to 15 years for machinery and equipment. The useful life for proved oil and gas properties is based on the unit-of-production method and varies by well.

Included within property, plant and equipment, net at December 31, 2014, is $22.8 million of assets, net of accumulated depreciation, under a capital lease agreement (none at December 31, 2013). The gross amount of property, plant and equipment acquired under the capital lease was $25.4 million, which is not included in capital expenditures on the condensed consolidated statement of cash flows. Total obligations associated with this capital lease agreement were $23.2 million at December 31, 2014 (none at December 31, 2013), of which $2.2 million was classified in accrued expenses and other current liabilities and $21.0 million was classified in deferred credits and other liabilities in the consolidated balance sheets.

In the third quarter of 2013, one of three iron ore storage domes collapsed at Nucor Steel Louisiana in St. James Parish. As a result, Nucor recorded a partial write-down of assets at the facility, including $21.0 million of property, plant and equipment and $7.0 million of inventory, offset by a $14.0 million insurance receivable that was based on management’s best estimate of probable insurance recoveries. The associated net charge of $14.0 million was included in marketing, administrative and other expenses in the consolidated statement of earnings in 2013. As of December 31, 2014, Nucor has received initial payments of $10.3 million related to the insurance receivable. The two remaining storage domes have a carrying value of approximately $20 million. Nucor continues to assess these two domes and the assets associated with them. As a result of the ongoing assessment, it is possible that Nucor will make operational decisions that could impact the carrying value of the domes and associated assets and the amount of insurance proceeds claimed by and payable to us.

In the fourth quarter of 2014, an equipment failure occurred at Nucor Steel Louisiana related to the process gas heater. There were no injuries, no environmental impact and no damage to any other part of the direct reduced iron (DRI) facility as a result of this incident. Production operations were suspended after the failure and have not restarted. Nucor is in the process of making the necessary repairs and adjustments to the process gas heater. Nucor Steel Louisiana is estimated to resume operations late in the first quarter of 2015.

Included in property plant and equipment within the steel mills segment at December 31, 2014, and December 31, 2013, is approximately $84.1 million related to the anticipated further development activities at the St. James Parish site, the majority of which are engineering designs. Changes to the anticipated development activities at this site could result in full or partial impairment of these capitalized assets.

Nucor capitalized $2.9 million of interest expense in 2014 ($10.9 million in 2013 and $4.7 million in 2012) related to the borrowing costs associated with various construction projects.

8. RESTRICTED CASH AND INVESTMENTS

There were no restricted cash or investments as of December 31, 2014, or December 31, 2013. In November 2010, Nucor issued $600.0 million in 30-year Gulf Opportunity Zone bonds, the net proceeds of which were accounted for as restricted cash and investments. The restricted cash and investments were held in a trust account and were used to partially fund the capital costs associated with the construction of Nucor’s DRI facility in St. James Parish, Louisiana. Funds were disbursed as qualified expenditures for the construction of the facility were made ($275.3 million in 2013 and $311.8 million in 2012).

9. GOODWILL AND OTHER INTANGIBLE ASSETS

The change in the net carrying amount of goodwill for the years ended December 31, 2014 and 2013 by segment is as follows:

(in thousands)

	Steel Mills	Steel Products	Raw Materials	All Other	Total

Balance, December 31, 2012	$407,045	$805,416	$703,225	$ 88,852	$2,004,538
Reclassifications	88,852	—	—	(88,852)	—
Translation	—	(26,067)	—	—	(26,067)
Other	—	(4,863)	—	—	(4,863)
Balance, December 31, 2013	495,897	774,486	703,225	—	1,973,608
Acquisitions	98,505	—	—	—	98,505
Translation	—	(30,112)	—	—	(30,112)
Other	—	311	26,352	—	26,663
Balance, December 31, 2014	$594,402	$744,685	$729,577	$ —	$2,068,664

The majority of goodwill is not tax deductible.

Previously, Nucor’s steel trading businesses and rebar distribution businesses were reported in the “All Other” category. Beginning in the first quarter of 2013, these businesses were reclassified to the steel mills segment as part of a realignment of Nucor’s reportable segments to better reflect the way in which they are managed (see Note 1).

Goodwill increased by $26.4 million in the third quarter of 2014 due to a correction of deferred taxes related to purchase accounting for the acquisition of The David J. Joseph Company in 2008. This correction did not have an impact on the condensed consolidated statements of earnings, condensed consolidated statements of comprehensive income and the condensed consolidated statements of cash flows in the periods presented and in prior years. Also, this correction had no impact on the results of the goodwill impairment assessments performed in prior periods and is not material to the current or any prior period.

Intangible assets with estimated lives of 5 to 22 years are amortized on a straight-line or accelerated basis and are comprised of the following:

(in thousands)

December 31,	2014		2013
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization

Customer relationships	$1,199,942	$454,353	$1,147,786	$391,254
Trademarks and trade names	158,584	48,356	151,332	40,397
Other	22,823	16,547	21,869	15,182
	$1,381,349	$519,256	$1,320,987	$446,833

Intangible asset amortization expense was $72.4 million in 2014 ($74.4 million in 2013 and $73.0 million in 2012). Annual amortization expense is estimated to be $73.2 million in 2015; $71.5 million in 2016; $69.8 million in 2017; $66.1 million in 2018 and $63.3 million in 2019.

The Company completed its annual goodwill impairment testing as of the first days of the fourth quarters of 2014, 2013 and 2012 and concluded that as of such dates there was no impairment of goodwill for any of its reporting units. We do not believe there are any reporting units at significant risk of goodwill impairment in the near term. However, assumptions in estimating reporting unit fair values are subject to a high degree of judgment and complexity. Changes in assumptions and estimates may affect the estimated reporting unit fair values and could result in impairment charges in future periods.

There are no significant historical accumulated impairment charges, by segment or in the aggregate, related to goodwill.

10. EQUITY INVESTMENTS

The carrying value of our equity investments in domestic and foreign companies was $872.5 million at December 31, 2014 ($936.0 million at December 31, 2013), and is recorded in other assets in the consolidated balance sheets.

Duferdofin Nucor Nucor owns a 50% economic and voting interest in Duferdofin Nucor S.r.l. (Duferdofin Nucor), an Italian steel manufacturer, and accounts for the investment (on a one-month lag basis) under the equity method, as control and risk of loss are shared equally between the members.

Nucor’s investment in Duferdofin Nucor at December 31, 2014, was $412.9 million ($465.4 million at December 31, 2013). Nucor’s 50% share of the total net assets of Duferdofin Nucor was $57.4 million at December 31, 2014, resulting in a basis difference of $355.5 million due to the step-up to fair value of certain assets and liabilities attributable to Duferdofin Nucor as well as the identification of goodwill ($293.2 million) and finite-lived intangible assets. This basis difference, excluding the portion attributable to goodwill, is being amortized based on the remaining estimated useful lives of the various underlying net assets, as appropriate. Amortization expense and other purchase accounting adjustments associated with the fair value step-up were $10.5 million in 2014 ($11.2 million in 2013 and $11.1 million in 2012).

As of December 31, 2014, Nucor had outstanding notes receivable of €35.0 million ($42.5 million) from Duferdofin Nucor (€35.0 million, or $48.2 million, as of December 31, 2013). The notes receivable bear interest at 1.34% and will reset annually on September 30 to the twelve-month Euro Interbank Offered Rate (Euribor) plus 1% per year. The principal amounts are due on January 31, 2016. As of December 31, 2014, and December 31, 2013, the note receivable was classified in other assets in the consolidated balance sheets.

Nucor has issued guarantees, the fair value of which is immaterial, for its ownership percentage (50%) of Duferdofin Nucor’s borrowings under Facility A of a Structured Trade Finance Facilities Agreement as well as the Standby Medium Long Term Loan Credit Facility, which mature on April 26, 2016, and April 22, 2016, respectively. After amending the loan agreement in the second quarter of 2013, the maximum amount Duferdofin Nucor can borrow under Facility A is €122.5 million ($148.7 million as of December 31, 2014). As of December 31, 2014, there was €107.0 million ($129.9 million) outstanding under that facility (€112.0 million, or $154.4 million, at December 31, 2013). The guarantee under the Standby Medium Long Term Credit Facility was issued in the second quarter of 2014, and as of December 31, 2014, Duferdofin Nucor had the maximum borrowing amount of €60.0 million ($72.8 million) outstanding under the facility. If Duferdofin Nucor fails to pay when due any amounts for which it is obligated under Facility A or the Standby Medium Long Term Credit Facility, Nucor could be required to pay 50% of such amounts pursuant to and in accordance with the terms of its guarantees. Any indebtedness of Duferdofin Nucor to Nucor is effectively subordinated to the indebtedness of Duferdofin Nucor under both financing agreements. Nucor has not recorded any liability associated with these guarantees.

NuMit Nucor has a 50% economic and voting interest in NuMit LLC (NuMit). NuMit owns 100% of the equity interest in Steel Technologies LLC, an operator of 25 sheet processing facilities located throughout the U.S., Canada and Mexico. Nucor accounts for the investment in NuMit (on a one-month lag basis) under the equity method as control and risk of loss are shared equally between the members.

Nucor’s investment in NuMit at December 31, 2014, was $301.5 million ($318.4 million as of December 31, 2013). At December 31, 2013, Nucor had a $40.0 million note receivable and a receivable of $17.0 million on a $100.0 million line of credit that Nucor extended to Steel Technologies, both of which were included in other current assets in the consolidated balance sheets. Steel Technologies secured its own external financing in 2014 and, as a result, both the note receivable and the amounts Steel Technologies had outstanding on the line of credit with Nucor were repaid in 2014. Nucor no longer has a line of credit extended to Steel Technologies. Nucor received distributions of $52.7 million and $6.7 million from NuMit during 2014 and 2013, respectively.

Hunter Ridge Nucor has a 50% economic and voting interest in Hunter Ridge Energy Services LLC (Hunter Ridge). Hunter Ridge provides services for the gathering, separation and compression of energy products including natural gas produced by Nucor’s working interest drilling program. Nucor accounts for the investment (on a one-month lag basis) under the equity method, as control and risk of loss are shared equally between the members. Nucor’s investment in Hunter Ridge at December 31, 2014, was $138.6 million ($134.5 million at December 31, 2013).

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

Although the operating results of Duferdofin Nucor have improved since 2012 and there have been no significant deteriorations in near-term financial projections or other key assumptions since the last impairment test performed in the fourth quarter of 2013, Nucor concluded that it was appropriate to reassess its equity investment in Duferdofin Nucor for impairment during the fourth quarter of 2014 due to the protracted challenging steel market conditions in Europe. After completing its assessment, the Company determined that the estimated fair value exceeded its carrying amount by a sufficient amount and that there was no need for additional impairment charges. The assumptions that most significantly affect the fair value determination include projected revenues and the discount rate. It is reasonably possible that material deviation of future performance from the estimates used in our most recent valuation could result in further impairment of our investment in Duferdofin Nucor.

11. CURRENT LIABILITIES

Book overdrafts, included in accounts payable in the consolidated balance sheets, were $107.9 million at December 31, 2014 ($81.6 million at December 31, 2013). Dividends payable, included in accrued expenses and other current liabilities in the consolidated balance sheets, were $119.7 million at December 31, 2014 ($118.7 million at December 31, 2013).

12. DEBT AND OTHER FINANCING ARRANGEMENTS

		(in thousands)
December 31,	2014	2013
Industrial revenue bonds:
0.17% to 0.24%, variable, due from 2015 to 2040	$1,026,935	$1,030,200
Notes, 5.75%, due 2017	600,000	600,000
Notes, 5.85%, due 2018	500,000	500,000
Notes, 4.125%, due 2022	600,000	600,000
Notes, 4.0%, due 2023	500,000	500,000
Notes, 6.40%, due 2037	650,000	650,000
Notes, 5.20%, due 2043	500,000	500,000

	4,376,935	4,380,200
Less current maturities	(16,335)	(3,300)

	$4,360,600	$4,376,900

Annual aggregate long-term debt maturities are: $16.3 million in 2015; none in 2016; $600.0 million in 2017; $500.0 million in 2018; none in 2019 and $3.261 billion thereafter.

In October 2014, Nucor issued approximately $300 million of commercial paper to partially fund the acquisition of Gallatin. As of December 31, 2014, $151.4 million was outstanding under the commercial paper program with a weighted average interest rate of 0.30% (none at December 31, 2013). All outstanding commercial paper instruments mature within 90 days, the balance of which is presented in short-term debt in the consolidated balance sheet.

In 2013, Nucor issued $500.0 million of 4.00% notes due in 2023 and $500.0 million of 5.20% notes due in 2043. Net proceeds of the issuances were $991.5 million. Costs of $8.5 million associated with the issuances were capitalized and are being amortized over the life of the notes.

Nucor amended its $1.50 billion unsecured revolving credit facility in 2013 to extend the maturity date from December 2016 to August 2018. The unsecured revolving credit facility provides up to $1.50 billion in revolving loans and allows up to $500.0 million in additional commitments at Nucor’s election in accordance with the terms set forth in the credit agreement. Up to the equivalent of $850.0 million of the credit facility is available for foreign currency loans, up to $500.0 million is available for the issuance of letters of credit and up to $500.0 million is available for the issuance of revolving loans for Nucor subsidiaries in accordance with terms set forth in the credit agreement. The credit facility provides for a pricing grid based upon the credit rating of Nucor’s senior unsecured long-term debt and, alternatively, interest rates quoted by lenders in connection with competitive bidding. The credit facility includes customary financial and other covenants, including a limit on the ratio of funded debt to capital of 60%, a limit on Nucor’s ability to pledge the Company’s assets and a limit on consolidations, mergers and sales of assets. As of December 31, 2014, Nucor’s funded debt to total capital ratio was 36%, and Nucor was in compliance with all covenants under the credit facility. No borrowings were outstanding under the credit facility as of December 31, 2014 and 2013.

Harris Steel has credit facilities totaling approximately $30.2 million, with $1.5 million outstanding at December 31, 2014 (none at December 31, 2013). In addition, the business of Nucor Trading S.A. is financed by uncommitted trade credit arrangements with a number of European banking institutions. As of December 31, 2014, Nucor Trading S.A. had outstanding borrowings of $54.6 million, which is presented in short-term debt in the consolidated balance sheets ($29.2 million at December 31, 2013). In addition, $38.5 million of the amount outstanding at December 31, 2014 ($29.1 million at December 31, 2013) was guaranteed by Nucor, the fair value of such guarantee is immaterial. If Nucor Trading S.A. fails to pay when due any amounts for which it is obligated, Nucor could be required to pay such amounts pursuant to and in accordance with the terms of the guarantee. Nucor has not recorded any liability associated with the guarantee.

Letters of credit totaling $42.2 million were outstanding as of December 31, 2014, related to certain obligations, including workers’ compensation, utilities deposits and credit arrangements by Nucor Trading S.A. for commitments to purchase inventories.

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

14. DERIVATIVE FINANCIAL INSTRUMENTS

The following tables summarize information regarding Nucor’s derivative instruments:

Fair Value of Derivative Instruments

		(in thousands)
		Fair Value
December 31,	Consolidated Balance Sheet Location	2014	2013

Asset derivatives not designated as hedging instruments:
Commodity contracts	Other current assets	$1,856	$—
Foreign exchange contracts	Other current assets	372	—

Total asset derivatives		$2,228	$—

Liability derivatives designated as hedging instruments:
Commodity contracts	Accrued expenses and other current liabilities	$(6,400)	$—
Commodity contracts	Deferred credits and other liabilities	(6,300)	—

Total liability derivatives designated as hedging instruments		(12,700)	—

Liability derivatives not designated as hedging instruments:
Commodity contracts	Accrued expenses and other current liabilities	—	(553)
Foreign exchange contracts	Accrued expenses and other current liabilities	—	(2)

Total liability derivatives not designated as hedging instruments		—	(555)

Total liability derivatives		$(12,700)	$(555)

The Effect of Derivative Instruments on the Consolidated Statements of Earnings

Derivatives Designated as Hedging Instruments									(in thousands)
Derivatives in Cash Flow Hedging Relationships	Statement of Earnings Location	Amount of Gain or (Loss), net of tax, Recognized in OCI on Derivatives (Effective Portion)			Amount of Gain or (Loss), net of tax, Reclassified from Accumulated OCI into Earnings on Derivatives (Effective Portion)			Amount of Gain or (Loss), net of tax, Recognized in Earnings on Derivatives (Ineffective Portion)
		2014	2013	2012	2014	2013	2012	2014	2013	2012

Commodity contracts	Cost of products sold	$(8,542)	$—	$(2,264)	$(542)	$—	$(42,515)	$—	$—	$500

Derivatives Not Designated as Hedging Instruments			(in thousands)
Derivatives Not Designated as Hedging Instruments	Statement of Earnings Location	Amount of Gain or (Loss) Recognized in Earnings on Derivatives
		2014	2013	2012

Commodity contracts	Cost of products sold	$1,890	$4,622	$1,321
Foreign exchange contracts	Cost of products sold	748	112	198

Total		$2,638	$4,734	$1,519

At December 31, 2014, natural gas swaps covering approximately 15.6 million MMBTUs (extending through February 2017) were outstanding.

15. FAIR VALUE MEASUREMENTS

The following table summarizes information regarding Nucor’s financial assets and financial liabilities that are measured at fair value as of December 31, 2014 and 2013. Nucor does not have any non-financial assets or liabilities that are measured at fair value on a recurring basis.

(in thousands)
Fair Value Measurements at Reporting Date Using
December 31,	Carrying Amount in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

2014
Assets:
Cash equivalents	$ 861,656	$ 861,656	$ —
Short-term investments	100,000	100,000	—
Foreign exchange and commodity contracts	2,228	—	2,228	—
Total assets	$ 963,884	$ 961,656	$ 2,228	—
Liabilities:
Commodity contracts	$ (12,700)	—	$ (12,700)	—

2013
Assets:
Cash equivalents	$ 1,269,465	$ 1,269,465
Short-term investments	28,191	28,191
Total assets	$ 1,297,656	$ 1,297,656	—	—
Liabilities:
Foreign exchange and commodity contracts	$ (555)	—	$ (555)	—

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

The fair value of short-term and long-term debt, including current maturities, was approximately $4.97 billion at December 31, 2014 ($4.61 billion at December 31, 2013). The debt fair value estimates are classified under Level 2 because such estimates are based on readily available market prices of our debt at December 31, 2014 and 2013, or similar debt with the same maturities, ratings and interest rates.

16. CONTINGENCIES

Nucor is subject to environmental laws and regulations established by federal, state and local authorities and, accordingly, makes provision for the estimated costs of compliance. Of the undiscounted total of $27.2 million of accrued environmental costs at December 31, 2014 ($22.9 million at December 31, 2013), $11.3 million was classified in accrued expenses and other current liabilities ($6.9 million at December 31, 2013) and $15.9 million was classified in deferred credits and other liabilities ($16.0 million at December 31, 2013). Inherent uncertainties exist in these estimates primarily due to unknown conditions, evolving remediation technology and changing governmental regulations and legal standards.

Nucor has been named, along with other major steel producers, as a co-defendant in several related antitrust class-action complaints filed by Standard Iron Works and other steel purchasers in the United States District Court for the Northern District of Illinois. The majority of these complaints were filed in September and October of 2008, with two additional complaints being filed in July and December of 2010. Two of these complaints have been voluntarily dismissed and are no longer pending. The plaintiffs allege that from April 1, 2005 through December 31, 2007, eight steel manufacturers, including Nucor, engaged in anticompetitive activities with respect to the production and sale of steel. The plaintiffs seek monetary and other relief. Five of the eight defendants have reached court approved settlements with the plaintiffs. Although we believe the plaintiffs’ claims are without merit, we will continue to vigorously defend against them, but we cannot at this time predict the outcome of this litigation or estimate the range of Nucor’s potential exposure and, consequently, have not recorded any reserves or contingencies related to this lawsuit.

On March 25, 2014, a jury in the U.S. District Court for the Southern District of Texas returned a verdict against Nucor and its co-defendants in an antitrust lawsuit brought by plaintiff MM Steel, LP, a steel plate service center located in Houston. The jury returned a verdict of $52.0 million in damages against all defendants jointly and severally. On June 1, 2014, pursuant to antitrust laws providing for treble damages, the court awarded a judgment to MM Steel jointly and severally against the defendants in an amount totaling $160.8 million after including costs and attorneys’ fees. The Company has appealed the judgment to the U.S. Court of Appeals for the Fifth Circuit, and believes that it has valid grounds to have the judgment vacated or reversed. The Company believes that the evidence against Nucor was insufficient to support any finding that Nucor was involved in a horizontal conspiracy. The Company believes that the trial court wrongly excluded relevant testimony of Nucor’s expert witness. The Company believes that the trial court erred in admitting hearsay evidence. Finally, the Company believes that the trial court did not sufficiently instruct the jury on applicable legal principles. As a result, the Company believes that the likelihood that the judgment will be affirmed is not probable, and, accordingly, it has not recorded any reserves or contingencies related to this legal matter. Although we are defending this lawsuit vigorously, its ultimate resolution is uncertain.

We are from time to time a party to various other lawsuits, claims and legal proceedings that arise in the ordinary course of business. With respect to all such lawsuits, claims and proceedings, we record reserves when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. We do not believe that any of these proceedings, individually or in the aggregate, would be expected to have a material adverse effect on our results of operations, financial position or cash flows. Nucor maintains liability insurance for certain risks that is subject to certain self-insurance limits.

17. STOCK-BASED COMPENSATION

Stock Options Stock options may be granted to Nucor’s key employees, officers and non-employee directors with exercise prices at 100% of the market value on the date of the grant. The stock options granted are generally exercisable at the end of three years and have a term of 10 years. New shares are issued upon exercise of stock options.

A summary of activity under Nucor’s stock option plans is as follows:

					(shares in thousands)
Year Ended December 31,	2014		2013		2012
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Number of shares under option:
Outstanding at beginning of year	2,089	$40.47	1,543	$39.03	1,156	$38.26
Granted	469	$50.63	546	$44.51	741	$35.76
Exercised	(136)	$41.30	—	—	(354)	$29.67
Canceled	—	—	—	—	—	—

Outstanding at end of year	2,422	$42.39	2,089	$40.47	1,543	$39.03

Options exercisable at end of year	1,263	$40.40	1,012	$39.75	—	—

The shares reserved for future grants as of December 31, 2014, 2013 and 2012 are reflected in the restricted stock units table below. The total intrinsic value of options (the amount by which the stock price exceeded the exercise price of the option on the date of exercise) that were exercised during 2014 was $2.0 million (none in 2013 and $4.3 million in 2012).

The following table summarizes information about stock options outstanding at December 31, 2014:

			(shares in thousands)
	Options Outstanding
Exercise Price	Options Outstanding	Options Exercisable	Weighted-Average Remaining Contractual Life

$35.76	689	391	7.4 years
$41.43	242	242	5.4 years
$42.34	530	530	6.3 years
$44.51	506	80	8.4 years
$50.63	455	20	9.0 years

$35.76 – $50.63	2,422	1,263	7.5 years

As of December 31, 2014, the total aggregate intrinsic value of options outstanding and options exercisable was $16.9 million and $11.0 million, respectively.

The grant date fair value of options granted was $17.48 per share in 2014 ($15.03 per share in 2013 and $11.40 per share in 2012). The fair value was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2014	2013	2012

Exercise price	$50.63	$44.51	$35.76
Expected dividend yield	2.92%	3.30%	4.08%
Expected stock price volatility	45.00%	46.94%	48.99%
Risk-free interest rate	2.03%	1.51%	1.06%
Expected life (in years)	6.5	6.5	6.5

Stock options granted to employees who are eligible for retirement on the date of grant are expensed immediately since these awards vest upon retirement from the Company. Retirement, for purposes of vesting in these stock options, means termination of employment after satisfying age and years of service requirements. Similarly, stock options granted to employees who will become retirement-eligible prior to the end of the vesting term are expensed over the period through which the employee will become retirement-eligible. Compensation expense for stock options granted to employees who are not retirement-eligible is recognized on a straight-line basis over the vesting period. Compensation expense for stock options was $7.7 million in 2014 ($8.6 million in 2013 and $9.9 million in 2012). As of December 31, 2014, unrecognized compensation expense related to options was $0.5 million, which is expected to be recognized over 2.4 years.

Restricted Stock Units Nucor annually grants restricted stock units (RSUs) to key employees, officers and non-employee directors. The RSUs typically vest and are converted to common stock in three equal installments on each of the first three anniversaries of the grant date. A portion of the RSUs awarded to officers vest upon the officer’s retirement. Retirement, for purposes of vesting in these units only, means termination of employment with approval of the Compensation and Executive Development Committee of the Board of Directors after satisfying age and years of service requirements. RSUs granted to non-employee directors are fully vested on the grant date and are payable to the non-employee director in the form of common stock after the termination of the director’s service on the Board of Directors.

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

The fair value of the RSUs is determined based on the closing stock price of Nucor’s common stock on the day before the grant. A summary of Nucor’s restricted stock unit activity is as follows:

					(shares in thousands)
Year Ended December 31,	2014		2013		2012
	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value
Restricted stock units:
Unvested at beginning of year	1,122	$42.51	1,106	$40.80	962	$46.09
Granted	655	$50.63	789	$44.51	1,101	$35.76
Vested	(752)	$44.90	(762)	$42.15	(915)	$40.36
Canceled	(13)	$42.66	(11)	$39.08	(42)	$39.41

Unvested at end of year	1,012	$45.98	1,122	$42.51	1,106	$40.80

Shares reserved for future grants (stock options and RSUs)	11,851		10,486		11,839

Compensation expense for RSUs was $32.6 million in 2014 ($32.6 million in 2013 and $34.2 million in 2012). The total fair value of shares vested during 2014 was $38.1 million ($34.1 million in 2013 and $33.1 million in 2012). As of December 31, 2014, unrecognized compensation expense related to unvested RSUs was $29.3 million, which is expected to be recognized over a weighted-average period of two years.

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

A summary of Nucor’s restricted stock activity under the AIP and LTIP is as follows:

					(shares in thousands)
Year Ended December 31,	2014		2013		2012
	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value

Restricted stock awards and units:
Unvested at beginning of year	73	$45.49	72	$43.72	94	$42.46
Granted	127	$50.35	122	$47.36	122	$42.20
Vested	(135)	$48.76	(121)	$46.32	(144)	$41.62
Canceled	—	—	—	—	—	—

Unvested at end of year	65	$48.20	73	$45.49	72	$43.72

Shares reserved for future grants	1,111		1,238		1,360

Compensation expense for common stock and common stock units awarded under the AIP and LTIP is recorded over the performance measurement and vesting periods based on the anticipated number and market value of shares of common stock and common stock units to be awarded. Compensation expense for anticipated awards based upon Nucor’s financial performance, exclusive of amounts payable in cash, was $6.1 million in 2014 ($6.3 million in 2013 and $6.6 million in 2012). The total fair value of shares vested during 2014 was $6.8 million ($5.7 million in 2013 and $6.0 million in 2012). As of December 31, 2014, unrecognized compensation expense related to unvested restricted stock awards was $0.8 million, which is expected to be recognized over a weighted-average period of 1.7 years.

18. EMPLOYEE BENEFIT PLANS

Nucor makes contributions to a Profit Sharing and Retirement Savings Plan for qualified employees based on the profitability of the Company. Nucor’s expense for these benefits totaled $110.1 million in 2014 ($71.7 million in 2013 and $77.7 million in 2012). The related liability for these benefits is included in salaries, wages and related accruals.

Nucor also has a medical plan covering certain eligible early retirees. The unfunded obligation, included in deferred credits and other liabilities in the consolidated balance sheets, totaled $14.1 million at December 31, 2014 ($9.9 million at December 31, 2013). The benefit associated with this early retiree medical plan totaled $0.6 million in 2014 (benefits of $0.6 million and $1.9 million in 2013 and 2012, respectively).

The discount rate used was 3.8% in 2014 (4.6% in 2013 and 3.7% in 2012). The health care cost increase trend rate used was 6.5% in 2014 (6.6% in both 2013 and 2012). The health care cost increase in the trend rate is projected to decline gradually to 4.5% by 2027.

19. INTEREST EXPENSE (INCOME)

The components of net interest expense are as follows:

			(in thousands)
Year Ended December 31,	2014	2013	2012

Interest expense	$174,142	$151,986	$173,503
Interest income	(4,886)	(5,091)	(11,128)

Interest expense, net	$169,256	$146,895	$162,375

Interest paid was $180.5 million in 2014 ($141.2 million in 2013 and $178.0 million in 2012).

20. INCOME TAXES

Components of earnings from continuing operations before income taxes and noncontrolling interests are as follows:

			(in thousands)
Year Ended December 31,	2014	2013	2012

United States	$1,161,953	$755,921	$854,705
Foreign	42,624	35,202	(1,765)

	$1,204,577	$791,123	$852,940

The provision for income taxes consists of the following:

			(in thousands)
Year Ended December 31,	2014	2013	2012

Current:
Federal	$247,898	$138,343	$261,552
State	30,790	223	20,337
Foreign	19,235	10,464	3,199

Total current	297,923	149,030	285,088

Deferred:
Federal	94,991	36,157	(23,052)
State	3,958	(39)	(10,440)
Foreign	(8,085)	20,446	8,218

Total deferred	90,864	56,564	(25,274)

Total provision for income taxes	$388,787	$205,594	$259,814

A reconciliation of the federal statutory tax rate (35%) to the total provision is as follows:

Year Ended December 31,	2014	2013	2012

Taxes computed at statutory rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	3.32	0.02	0.75
Federal research credit	(0.27)	(0.79)	—
Domestic manufacturing deduction	(2.27)	(1.74)	(3.25)
Equity in losses of foreign joint ventures	0.85	1.36	1.43
Foreign rate differential	(0.93)	(2.35)	0.60
Noncontrolling interests	(2.96)	(4.32)	(3.64)
Out of period correction	(1.10)	(2.57)	—
Other, net	0.64	1.38	(0.43)

Provision for income taxes	32.28%	25.99%	30.46%

The 2014 provision included a $13.2 million out-of-period non-cash gain related to a correction to tax balances. The 2013 provision included a $21.3 million out-of-period non-cash gain related to a correction to the deferred tax balances. The out-of-period adjustments did not have a material impact in any previously reported periods.

Deferred tax assets and liabilities resulted from the following:

	(in thousands)
December 31,	2014	2013

Deferred tax assets:
Accrued liabilities and reserves	$154,381	$102,933
Allowance for doubtful accounts	24,741	19,756
Inventory	189,120	206,826
Post-retirement benefits	898	6,268
Commodity hedges	4,773	—
Net operating loss carryforward	9,880	12,859
Tax credit carryforwards	29,142	56,185

Total deferred tax assets	412,935	404,827

Deferred tax liabilities:
Holdbacks and amounts not due under contracts	(14,945)	(16,582)
Cumulative translation adjustments	(1,819)	(1,403)
Commodity hedges	—	(805)
Intangibles	(236,618)	(210,791)
Property, plant and equipment	(698,567)	(610,451)

Total deferred tax liabilities	(951,949)	(840,032)

Total net deferred tax liabilities	$(539,014)	$(435,205)

Current deferred tax assets included in other current assets were $253.4 million at December 31, 2014 ($255.5 million at December 31, 2013). Current deferred tax liabilities included in other current liabilities were $13.1 million at December 31, 2014 ($14.6 million at December 31, 2013). Non-current deferred tax liabilities included in deferred credits and other liabilities were $779.3 million at December 31, 2014 ($676.2 million at December 31, 2013). Nucor paid $398.7 million in net federal, state and foreign income taxes in 2014 ($64.8 million and $313.5 million in 2013 and 2012, respectively).

Cumulative undistributed foreign earnings for which U.S. taxes have not been provided are included in consolidated retained earnings in the amount of $194.0 million at December 31, 2014 ($222.4 million at December 31, 2013). These earnings are considered to be indefinitely reinvested and, accordingly, no provisions for U.S. federal and state income taxes are required. It is not practicable to determine the amount of unrecognized deferred tax liability related to the unremitted earnings.

State net operating loss carryforwards were $462.8 million at December 31, 2014 ($824.0 million at December 31, 2013). If unused, they will expire between 2015 and 2034. The majority of this change is due to a modification in a state filing method. Foreign net operating loss carryforwards were $44.9 million at December 31, 2014 ($50.5 million at December 31, 2013). If unused, they will expire between 2027 and 2033.

At December 31, 2014, Nucor had approximately $63.0 million of unrecognized tax benefits, of which $62.9 million would affect Nucor’s effective tax rate, if recognized. At December 31, 2013, Nucor had approximately $66.0 million of unrecognized tax benefits, of which $66.3 million would affect Nucor’s effective tax rate, if recognized.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits recorded in deferred credits and other liabilities is as follows:

	(in thousands)
Year Ended December 31,	2014	2013	2012

Balance at beginning of year	$65,975	$80,862	$80,897
Additions based on tax positions related to current year	6,295	4,849	9,456
Reductions based on tax positions related to current year	—	(55)	(132)
Additions based on tax positions related to prior years	5,673	2,307	5,821
Reductions based on tax positions related to prior years	(7,449)	(6,248)	(3,296)
Reductions due to settlements with taxing authorities	—	—	(764)
Reductions due to statute of limitations lapse	(7,493)	(15,740)	(11,120)

Balance at end of year	$63,001	$65,975	$80,862

We estimate that in the next twelve months, our gross uncertain tax positions, exclusive of interest, could decrease by as much as $11.8 million, as a result of the expiration of the statute of limitations.

During 2014, Nucor recognized $9.0 million of benefit in interest and penalties ($0.9 million of expense in 2013 and $2.1 million of expense in 2012). The interest and penalty expense is included in interest expense in the consolidated statements of earnings. As of December 31, 2014, Nucor had approximately $28.2 million of accrued interest and penalties related to uncertain tax positions ($37.2 million at December 31, 2013).

The Internal Revenue Service (IRS) is examining Nucor’s 2012 federal income tax return. Management believes that the Company has adequately provided for any adjustments that may arise from this audit. The 2011 and 2013 tax years are also open to examination by the IRS. U.S. federal income tax matters have been concluded for years through 2010. The Canada Revenue Agency is examining the 2012 Canadian returns for Harris Steel Group Inc. and certain related affiliates. Tax years 2009 through 2013 remain open to examination by other major taxing jurisdictions to which Nucor is subject (primarily Canada and other state and local jurisdictions).

21. ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The following tables reflect the changes in accumulated other comprehensive (loss) income by component:

	(in thousands)
	Gains and Losses on Hedging Derivatives	Foreign Currency Gain (Loss)	Adjustment to Early Retiree Medical Plan	Total

December 31, 2013	$ —	$ (7,438)	$ 16,518	$ 9,080

Other comprehensive income (loss) before reclassifications	(8,542)	(141,530)	(4,228)	(154,300)

Amounts reclassified from accumulated other comprehensive income (loss) into earnings(1)	542	—	(1,030)	(488)

Net current-period other comprehensive (loss) income	(8,000)	(141,530)	(5,258)	(154,788)

December 31, 2014	$ (8,000)	$ (148,968)	$ 11,260	$ (145,708)

	(in thousands)
	Gains and Losses on Hedging Derivatives	Foreign Currency Gain (Loss)	Adjustment to Early Retiree Medical Plan	Total

December 31, 2012	$ —	$ 46,181	$ 10,580	$ 56,761

Other comprehensive income (loss) before reclassifications	—	(53,619)	5,938	(47,681)

Amounts reclassified from accumulated other comprehensive (loss) income into earnings	—	—	—	—

Net current-period other comprehensive (loss) income	—	(53,619)	5,938	(47,681)

December 31, 2013	$ —	$ (7,438)	$ 16,518	$ 9,080

(1)	Includes $542 and ($1,030) net-of-tax impact of accumulated other comprehensive income reclassifications into cost of products sold for net losses on commodity contracts and adjustment to early retiree medical plan, respectively. The tax impacts of these reclassifications were $200 and ($557), respectively.

22. EARNINGS PER SHARE

The computations of basic and diluted net earnings per share are as follows:

	(in thousands, except per share data)
Year Ended December 31,	2014	2013	2012

Basic net earnings per share:
Basic net earnings	$713,946	$488,025	$504,619
Earnings allocated to participating securities	(2,321)	(1,919)	(1,713)

Net earnings available to common stockholders	$711,625	$486,106	$502,906

Average shares outstanding	319,838	319,077	318,172

Basic net earnings per share	$2.22	$1.52	$1.58

Diluted net earnings per share:
Diluted net earnings	$713,946	$488,025	$504,619
Earnings allocated to participating securities	(2,321)	(1,919)	(1,714)

Net earnings available to common stockholders	$711,625	$486,106	$502,905

Diluted average shares outstanding:
Basic shares outstanding	319,838	319,077	318,172
Dilutive effect of stock options and other	289	189	68

	320,127	319,266	318,240

Diluted net earnings per share	$2.22	$1.52	$1.58

The following stock options were excluded from the computation of diluted net earnings per share because their effect would have been anti-dilutive:

	(shares in thousands)
Year Ended December 31,	2014	2013	2012

Anti-dilutive stock options:
Weighted average shares	—	137	801

Weighted average exercise price	$—	$44.51	$42.07

23. SEGMENTS

Nucor reports its results in the following segments: steel mills, steel products and raw materials. The steel mills segment includes carbon and alloy steel in sheet, bars, structural and plate; steel foundation distributors; steel trading businesses; rebar distribution businesses; and Nucor’s equity method investments in Duferdofin Nucor and NuMit. The steel products segment includes steel joists and joist girders, steel deck, fabricated concrete reinforcing steel, cold finished steel, steel fasteners, metal building systems, steel grating and expanded metal, and wire and wire mesh. The raw materials segment includes DJJ, primarily a scrap broker and processor; Nu-Iron Unlimited and Nucor Steel Louisiana, two facilities that produce DRI used by the steel mills; our natural gas working interests; and Nucor’s equity method investment in Hunter Ridge. Previously, Nucor’s steel trading businesses and rebar distribution businesses were reported in an “All other” category. Beginning in the first quarter of 2013, these businesses were reclassified to the steel mills segment as part of a realignment of Nucor’s reportable segments to better reflect the way in which they are managed. The segment data for the comparable periods has also been reclassified into the steel mills segment in order to conform to the current year presentation. The steel mills, steel products and raw materials segments are consistent with the way Nucor manages its business, which is primarily based upon the similarity of the types of products produced and sold by each segment. Additionally, the composition of assets by segment at December 31, 2012, was reclassified to conform with the current year presentation. This reclassification between segments did not have any impact on the consolidated asset balances.

Net interest expense, other income, profit sharing expense, stock-based compensation and changes in the LIFO reserve are shown under Corporate/eliminations. Corporate assets primarily include cash and cash equivalents, short-term investments, restricted cash and investments, allowances to eliminate intercompany profit in inventory, deferred income tax assets, federal and state income taxes receivable, the LIFO reserve and investments in and advances to affiliates.

Nucor’s results by segment are as follows:

	(in thousands)
Year Ended December 31,	2014	2013	2012

Net sales to external customers:
Steel mills	$14,723,642	$13,311,948	$13,781,797
Steel products	4,032,385	3,607,333	3,738,381
Raw materials	2,349,114	2,132,765	1,909,095
	$21,105,141	$19,052,046	$19,429,273

Intercompany sales:
Steel mills	$ 2,904,317	$ 2,563,554	$ 2,609,411
Steel products	105,383	97,090	71,277
Raw materials	9,618,145	9,116,860	9,514,163
Corporate/eliminations	(12,627,845)	(11,777,504)	(12,194,851)
	$ —	$ —	$ —

Depreciation expense:
Steel mills	$ 366,568	$ 332,258	$ 366,182
Steel products	42,777	42,737	47,948
Raw materials	235,443	154,065	112,939
Corporate	7,212	6,792	6,941
	$ 652,000	$ 535,852	$ 534,010

Amortization expense:
Steel mills	$ 15,269	$ 13,911	$ 8,750
Steel products	27,644	31,082	35,152
Raw materials	29,510	29,363	29,109
	$ 72,423	$ 74,356	$ 73,011

Earnings (loss) before income taxes and noncontrolling interests:
Steel mills	$ 1,594,352	$ 1,156,715	$ 1,162,270
Steel products	166,323	82,129	(17,140)
Raw materials	(29,053)	13,686	55,264
Corporate/eliminations	(527,045)	(461,407)	(347,454)
	$ 1,204,577	$ 791,123	$ 852,940

Segment assets:
Steel mills	$ 9,097,576	$ 8,365,023	$ 7,894,974
Steel products	2,885,209	2,861,403	2,935,146
Raw materials	3,927,159	3,956,913	3,400,690
Corporate/eliminations	(294,017)	19,944	(78,751)
	$15,615,927	$15,203,283	$14,152,059

Capital expenditures:
Steel mills	$ 343,767	$ 589,621	$ 369,463
Steel products	27,262	22,472	31,698
Raw materials	197,252	610,745	604,312
Corporate	586	7,580	13,861
	$ 568,867	$ 1,230,418	$ 1,019,334

Net sales by product were as follows. Further product group breakdown is impracticable.

	(in thousands)
Year Ended December 31,	2014	2013	2012

Net sales to external customers:
Sheet	$ 5,988,303	$ 5,219,464	$ 5,540,868
Bar	4,051,171	3,730,328	3,999,911
Structural	2,617,196	2,558,538	2,301,778
Plate	2,066,972	1,803,618	1,939,240
Steel products	4,032,385	3,607,333	3,738,381
Raw materials	2,349,114	2,132,765	1,909,095
	$21,105,141	$19,052,046	$19,429,273

24. QUARTERLY INFORMATION (UNAUDITED)

	(in thousands, except per share data)
Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2014

Net sales	$5,108,444	$5,291,075	$5,701,869	$5,003,753

Gross margin(1)	377,202	415,867	599,586	513,871

Net earnings(2)	129,696	166,935	274,201	244,958

Net earnings attributable to Nucor stockholders(2)	111,031	147,041	245,447	210,427

Net earnings per share:
Basic	0.35	0.46	0.76	0.66
Diluted	0.35	0.46	0.76	0.65

2013

Net sales	$4,550,772	$4,665,588	$4,940,936	$4,894,750

Gross margin(3)	303,216	313,125	408,543	385,741

Net earnings(4)	110,728	106,270	178,115	190,416

Net earnings attributable to Nucor stockholders(4)	84,789	85,145	147,597	170,494

Net earnings per share:
Basic	0.26	0.27	0.46	0.53
Diluted	0.26	0.27	0.46	0.53

(1)	Nucor incurred a LIFO charge of $14.5 million in the first quarter, no charge or credit recorded in the second quarter, a LIFO credit of $14.5 million in the third quarter and a LIFO credit of $57.3 million in the fourth quarter. Nucor incurred $8.9 million in inventory-related purchase accounting adjustments in the fourth quarter associated with the acquisition of Nucor Steel Gallatin. Also included in the fourth quarter results was Nucor Steel Louisiana’s operating loss of approximately $35 million that was classified as start-up costs, as that facility experienced an equipment failure that suspended production for almost the entire fourth quarter.
(2)	First quarter results include a $12.8 million charge related to tax legislation changes in the state of New York and a $9.0 million pre-tax charge related to the disposal of assets within the steel mills segment. Third quarter results include a $12.5 million pre-tax charge related to the partial write-down of assets within the steel mills segment. Fourth quarter results include a $13.2 million out-of-period non-cash gain related to a correction to tax balances.
(3)	Nucor incurred a LIFO charge of $18.0 million in the first quarter, no charge or credit recorded in the second quarter, a LIFO credit of $18.0 million in the third quarter and a LIFO charge of $17.4 million in the fourth quarter.
(4)	Third quarter results included a net $14.0 million pre-tax charge related to a partial write-down of inventory and fixed asset balances associated with the collapse of a storage dome at Nucor Steel Louisiana in St. James Parish. The fourth quarter was impacted by an out-of-period non-cash gain of $21.3 million related to a correction to deferred tax balances.

78	CORPORATE AND STOCK DATA

CORPORATE OFFICE

1915 Rexford Road

Charlotte, North Carolina 28211

Phone 704/366-7000

Fax 704/362-4208

STOCK TRANSFERS

DIVIDEND DISBURSING

DIVIDEND REINVESTMENT

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, New York 11219

Phone 877/715-0504

Fax 718/236-2641

ANNUAL MEETING

The annual meeting of stockholders will be held at 10:00 a.m. on Thursday, May 14, 2015, at the Charlotte Marriott SouthPark, 2200 Rexford Road, Charlotte, NC.

STOCK LISTING

Nucor’s common stock is traded on the New York Stock Exchange under the symbol NUE. As of January 30, 2015, there were approximately 17,000 stockholders of record.

FORM 10-K

A copy of Nucor’s 2014 annual report filed with the Securities and Exchange Commission (SEC) on Form 10-K is available to stockholders upon request.

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

STOCK PRICE AND DIVIDENDS PAID

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2014
Stock price:
High	$53.40	$53.37	$58.76	$55.31
Low	46.39	48.72	49.03	47.27
Dividends paid	0.3700	0.3700	0.3700	0.3700
2013
Stock price:
High	$48.60	$47.40	$51.25	$54.73
Low	43.41	41.32	43.11	47.37
Dividends paid	0.3675	0.3675	0.3675	0.3675

STOCK PERFORMANCE

This graphic comparison assumes the investment of $100 in Nucor Corporation common stock, $100 in the S&P 500 Index and $100 in the S&P Steel Group Index, all at year end 2009. The resulting cumulative total return assumes that cash dividends were reinvested. Nucor common stock comprised 81% of the S&P Steel Group Index at year end 2014 (42% at year end 2009).

THIS ANNUAL REPORT HAS BEEN PRINTED ON RECYCLED PAPER.