Form 10-K, Exhibit 13
period 2015-12-31
NUCOR CORP
filed 2016-02-26
CIK 73309

Exhibit 13

FINANCIAL HIGHLIGHTS	3

FINANCIAL HIGHLIGHTS	(dollar and share amounts in thousands, except per share data)

	2015	2014	% CHANGE
FOR THE YEAR

Net sales	$16,439,276	$21,105,141	-22%

Earnings:

Earnings before income taxes and noncontrolling interests	709,238	1,204,577	-41%

Provision for income taxes	213,154	388,787	-45%

Net earnings	496,084	815,790	-39%

Earnings attributable to noncontrolling interests	138,425	101,844	36%

Net earnings attributable to Nucor stockholders	357,659	713,946	-50%

Per share:

Basic	1.11	2.22	-50%

Diluted	1.11	2.22	-50%

Dividends declared per share	1.4925	1.4825	1%

Percentage of net earnings to net sales	2.2%	3.4%

Return on average stockholders’ equity	4.7%	9.3%

Capital expenditures	364,768	568,867	-36%

Depreciation	625,757	652,000	-4%

Acquisitions (net of cash acquired)	19,089	768,581	not meaningful

Sales per employee	690	921	-25%
AT YEAR END

Working capital	$4,369,207	$4,344,112	1%

Property, plant and equipment, net	4,891,153	5,287,639	-7%

Long-term debt (including current maturities)	4,360,600	4,376,935	—

Total Nucor stockholders’ equity	7,416,878	7,772,470	-5%

Per share	23.33	24.36	-4%

Shares outstanding	317,962	319,033	—

Employees	23,700	23,600	—

FORWARD-LOOKING STATEMENTS Certain statements made in this annual report are forward-looking statements that involve risks and uncertainties. The words “believe,” “expect,” “project,” “will,” “should,” “could” and similar expressions are intended to identify those forward-looking statements. These forward-looking statements reflect the Company’s best judgment based on current information, and although we base these statements on circumstances that we believe to be reasonable when made, there can be no assurance that future events will not affect the accuracy of such forward-looking information. As such, the forward-looking statements are not guarantees of future performance, and actual results may vary materially from the projected results and expectations discussed in this report. Factors that might cause the Company’s actual results to differ materially from those anticipated in forward-looking statements include, but are not limited to: (1) competitive pressure on sales and pricing, including pressure from imports and substitute materials; (2) U.S. and foreign trade policies affecting steel imports or exports; (3) the sensitivity of the results of our operations to prevailing steel prices and changes in the supply and cost of raw materials, including pig iron, iron ore and scrap steel; (4) availability and cost of electricity and natural gas which could negatively affect our cost of steel production or could result in a delay or cancelation of existing or future drilling within our natural gas working interest drilling programs; (5) critical equipment failures and business interruptions; (6) market demand for steel products, which, in the case of many of our products, is driven by the level of nonresidential construction activity in the U.S.; (7) impairment in the recorded value of inventory, equity investments, fixed assets, goodwill or other long-lived assets; (8) uncertainties surrounding the global economy, including the severe economic downturn in construction markets and excess world capacity for steel production; (9) fluctuations in currency conversion rates; (10) significant changes in laws or government regulations affecting environmental compliance, including legislation and regulations that result in greater regulation of greenhouse gas emissions that could increase our energy costs and our capital expenditures and operating costs or cause one or more of our permits to be revoked or make it more difficult to obtain permit modifications; (11) the cyclical nature of the steel industry; (12) capital investments and their impact on our performance; and (13) our safety performance.

2 2	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

STEEL INDUSTRY CONDITIONS

In spite of extremely turbulent global economic and steel industry conditions, the economy in the United States continues to experience modest growth, and steel demand in this country is stronger than in many parts of the world. After several years of growth in nonresidential construction markets (the sector to which we are most closely tied and the largest end market for steel), there was a small decrease in nonresidential building demand in 2015. The domestic automotive market, which is the second largest end market for steel, had a record year, with 17.5 million vehicles sold. This eclipsed the previous record set back in the year 2000. With an improved labor market and low gasoline prices, vehicle sales are expected to continue to be strong in 2016. A steep drop in oil prices in 2015 had a significant negative impact on demand for energy-related steel, which is the third largest end market for steel in the United States. Oil prices are expected to remain low in 2016 due to significant oil inventories globally, which will likely keep demand depressed for energy-related steel products. Long-term, we believe that the domestic economy can benefit from globally competitive energy prices.

Nucor’s earnings decreased in 2015, impacted significantly by continued extremely high levels of steel imports. Our industry remains greatly constrained by the impact of global overcapacity. Weak economic conditions in Europe, slow growth in China and a strong dollar relative to other foreign currencies have made the U.S. markets a prime target for foreign imports. While the steel industry has historically been characterized by periods of overcapacity and intense competition for sales among producers, we are currently experiencing an era of global overcapacity that is unprecedented. Despite the bankruptcies of numerous domestic steel companies and ongoing global steel industry consolidation, the extraordinary increase in China’s steel production in the last decade, together with the excess capacity from other countries that have state-owned enterprises (SOEs) or export-focused steel industries, have exacerbated this overcapacity issue domestically as well as globally. According to the American Iron and Steel Institute, global steel overcapacity in 2015 was estimated at approximately 700 million tons per year, with China’s overcapacity being the largest piece at over 370 million tons. The Chinese overcapacity alone is estimated to be three times greater than the entire U.S. annual demand for steel.

Imported steel and steel products continue to present unique challenges for us because foreign producers often benefit from government subsidies, either directly through SOEs or indirectly through government-owned or controlled financial institutions. Foreign imports of finished and semi-finished steel were down slightly compared to 2014, but still remain 27% higher than they were in 2013. Total imports captured 34% market share in 2015, matching a record level set in 2014, despite significant unused cost-competitive domestic capacity. The surge comes from numerous countries and cuts across all product lines. Our products that experience the greatest amount of imports include: semi-finished steel, reinforcing bar, plate and hot-rolled, cold-rolled and galvanized sheet steel. Countries that contribute most significantly to the import total include South Korea, Turkey and China.

China continues to pose a major challenge in particular. It is the world’s largest producer and exporter of steel, accounting for approximately 50% of the steel produced globally. China exported a record 123 million net tons of steel in 2015, a 20% increase over a previous record set in 2014. We believe Chinese producers, many of which are government-owned in whole or in part, continue to benefit from their government’s manipulation of foreign currency exchange rates and from the receipt of government subsidies, which allow them to sell steel into our markets at artificially low prices.

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

The steel industry has always been cyclical in nature, but North American producers of steel and steel products have been facing and are continuing to face some of the most arduous global market conditions they have experienced in history. The average capacity utilization rate of U.S. steel mills was at a historically unprecedented low of 52% in 2009. The average industry capacity utilization rate increased to approximately 77% in both 2014 and 2013, but dropped to 71% in 2015. These rates compare unfavorably to capacity utilization rates that reached as high as 87% in 2007. Although domestic demand for steel and steel products is expected to remain healthy in 2016, it is unlikely that average capacity utilization rates will increase significantly due to the continued flood of steel imports into the U.S. The average utilization rates of all operating facilities in our steel mills, steel products and raw materials segments were approximately 68%, 63% and 56%, respectively, in 2015, compared with 78%, 64% and 63%, respectively, in 2014. In spite of challenging market conditions and lower utilization rates in 2015, several of our product groups realized improved performance over the prior year, including our bar and structural steel divisions as well as our steel products group. Unfortunately, our sheet and plate divisions did not fare as well compared to 2014.

Macro-level uncertainties in world markets should continue to weigh on global and domestic growth in 2016. We believe our net sales and financial results will continue to be adversely affected by these general global economic factors as well as the global steel production overcapacity issue.

OUR CHALLENGES AND RISKS

Sales of many of our products are largely dependent upon capital spending in the nonresidential construction markets in the United States, including in the industrial and commercial sectors, as well as capital spending on infrastructure that is publicly funded, such as bridges, schools, prisons and hospitals. Unlike recoveries from past recessions, the recovery from the recession of 2008-2009 has not yet included a strong recovery in the severely depressed nonresidential construction market. While we have experienced a continued slightly positive trajectory in capital spending on nonresidential construction projects since 2009, we do not expect to see strong growth in our net sales until we see a more sustained increase in spending on these types of construction projects. Congress did pass a five-year surface transportation funding bill at the end of 2015, providing $305 billion for highway and public transportation projects. This is the first major transportation funding bill Congress has passed in a decade.

The continued onslaught of artificially cheap exports by some of our major foreign competitors into the United States and elsewhere reduces our net sales and adversely impacts our financial results. Aggressive enforcement of trade rules by the World Trade Organization to limit unfairly traded imports remains uncertain, although it is critical to our ability to remain competitive. In 2015, the U.S. Congress and the president approved legislation strengthening domestic trade laws. These updates to the country’s trade laws, the first update in more than 20 years, will give the U.S. government stronger trade enforcement mechanisms. We have been encouraged by preliminary findings in three flat-rolled trade cases involving corrosion-resistant, cold-rolled and hot-rolled steel products. All three cases are expected to be finalized in 2016. We continue to believe that assertive enforcement of world trade rules must be one of the highest priorities of the United States government.

Another important trade issue in 2016 is China’s continued treatment as a non-market economy in trade disputes. China was a government-run, non-market economy in 2001 when it entered its Protocol of Accession to the World Trade Organization (Protocol), and China remains a government-run, non-market economy today. The main objective of the Protocol was to encourage, and in some cases to require, China to make market-based economic reforms. However, over the past 15 years, China has failed to take the required steps to establish that it is a market economy under U.S. law. Therefore, the U.S. has no reason to change its treatment of China as a non-market economy when only one of the relevant provisions of the Protocol expires in December 2016. By treating China as a non-market economy in antidumping cases, the Commerce Department can assume that Chinese prices and costs are distorted, and uses other methodologies to calculate antidumping duties. This often results in appropriately higher duties against Chinese products, in order to offset its unfair trade practices.

A major uncertainty we continue to face in our business is the price of our principal raw material, ferrous scrap, which is volatile and often increases or decreases rapidly in response to changes in domestic demand, unanticipated events that affect the flow of scrap into scrap yards and changes in foreign demand for scrap. In periods of rapidly increasing raw material prices in the industry, which is often also associated with periods of strong or rapidly improving steel market conditions, being able to increase our prices for the products we sell quickly enough to offset increases in the prices we pay for ferrous scrap is challenging but critical to maintaining our profitability. We attempt to mitigate the scrap price risk by managing scrap inventory levels at the steel mills to match the anticipated demand over the next couple of weeks. Certain scrap substitutes, including pig iron, have longer lead times for delivery than scrap, which can make this inventory management strategy difficult to achieve. Continued successful implementation of our raw material strategy, including key investments in direct reduced iron (DRI) production coupled with the scrap brokerage and processing services performed by our team at the David J. Joseph Company (DJJ), give us greater control over our metallic inputs and thus also help us to mitigate this risk.

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

Although the majority of our steel sales are to spot market customers who place their orders each month based on their business needs and our pricing competitiveness compared to both domestic and global producers and trading companies, we also sell contract tons, primarily in our sheet operations. Approximately 60% of our sheet sales were to contract customers in 2015 (50% and 65% in 2014 and 2013, respectively), with the balance in the spot market at the prevailing prices at the time of sale. Steel contract sales outside of our sheet operations are not significant. The amount of tons sold to contract customers depends on the overall market conditions at the time, how the end-use customers see the market moving forward and the strategy that Nucor management believes is appropriate to the upcoming period. Nucor management considerations include maintaining an appropriate balance of spot and contract tons based on market projections and appropriately supporting our diversified customer base. The percentage of tons that is placed under contract also depends on the overall market dynamics and customer negotiations. In years of strengthening demand, we typically see an increase in the percentage of sheet sales sold under contract as our customers have an expectation that transaction prices will rapidly rise and available capacity will quickly be sold out. To mitigate this risk, customers prefer to enter into contracts in order to obtain committed volumes of supply from the mills. Our contracts include a method of adjusting prices on a periodic basis to reflect changes in the market pricing for steel and/or scrap. Market indices for steel generally trend with scrap pricing changes but during periods of steel market weakness, including the market conditions of the past several years, the more intensified competitive steel market environment can cause the sales price indices to result in reduced gross margins and profitability. Furthermore, since the selling price adjustments are not immediate, there will always be a timing difference between changes in the prices we pay for raw materials and the adjustments we make to our contract selling prices. Generally, in periods of increasing scrap prices, we experience a short-term margin contraction on contract tons. Conversely, in periods of decreasing scrap prices, we typically experience a short-term margin expansion. Contract sales typically have terms ranging from six to twelve months.

Another significant uncertainty we face is the cost of energy. The availability and prices of electricity and natural gas are influenced today by many factors, including changes in supply and demand, advances in drilling technology and, increasingly, by changes in public policy relating to energy production and use. Proposed regulation of greenhouse gas emissions from new and refurbished power plants could increase our cost of electricity in future years, particularly if they are adopted in a form that requires deep reductions in greenhouse gas emissions. Adopting these regulations in an onerous form could lead to foreign producers that are not affected by them gaining a competitive advantage over us. We are monitoring these regulatory developments closely and will seek to educate public policy makers during the adoption process about their potential impact on our business and the U.S. manufacturing base.

Finally, due to our natural gas working interest drilling programs with Encana, a substantial or extended decline in natural gas prices could have a material adverse effect on the value of Nucor’s investment in these programs. In the fourth quarter of 2013, we announced a joint decision with Encana to temporarily suspend drilling new wells until there is a sustained improvement in natural gas pricing. A substantial or extended decline in the price of natural gas could result in further delays or cancelation of existing or future drilling programs or curtailment in production at some properties which could have an adverse effect on our revenues, profitability and cash flows. In addition, natural gas drilling and production are subject to intense federal and state regulation as well as to public interest in environmental protection. Such regulation and interest, when coupled, could result in these drilling programs being forced to comply with certain future regulations, resulting in unknown impacts on the programs’ ability to achieve the cost and hedge benefits we expect from the programs.

OUR STRENGTHS AND OPPORTUNITIES

We are North America’s most diversified steel producer. As a result, our short-term performance is not tied to any one market. Since 2009, we have made investments of more than $6 billion on projects that are not only diversifying our product offerings but also the markets that we serve. These investments will grow our long-term earnings power by expanding our product portfolio into higher value-added offerings that are less vulnerable to imports, improving our cost structure and further building upon our market leadership positions. The pie chart below shows the diversity of our product mix by total tons sold to outside customers in 2015.

Nucor’s raw material supply chain is another important strength. Our investment in DRI production facilities and scrap brokerage and processing businesses provides Nucor with significant flexibility in optimizing our raw materials costs. Additionally, having a significant portion of our raw materials supply under our control minimizes risk associated with the global sourcing of raw materials, particularly since a good deal of scrap substitutes comes from regions of the world that have historically experienced greater political turmoil.

Our highly variable, low-cost structure, combined with our financial strength and liquidity, has allowed us to successfully navigate cyclical severely depressed steel industry market conditions in the past. In such times, our incentive-based pay system reduces our payroll costs, both hourly and salary, which helps to offset lower selling prices. Our pay-for-performance system that is closely tied to our levels of production also allows us to keep our work force intact and to continue operating our facilities when some of our competitors with greater fixed costs are forced to shut down some of their facilities. Because we use electric arc furnaces to produce our steel, we can easily vary our production levels to match short-term changes in demand, unlike our blast furnace-based integrated competitors. We believe these strengths also provide us further opportunities to gain market share during such times.

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

Another factor affecting our gross margins in any given period is the application of the last-in, first-out (LIFO) method of accounting to a substantial portion of our inventory (48% of total inventories as of December 31, 2015). LIFO charges or credits for interim periods are based on management’s interim period-end estimates, after considering current and anticipated market conditions, of both inventory costs and quantities at fiscal year end. The actual year end amounts may differ significantly from these estimated interim amounts. Annual LIFO charges or credits are largely based on the relative changes in cost and quantities year over year, primarily with raw material inventory in the steel mills segment.

Because energy is a key input to our manufacturing processes, material changes in energy costs per ton can significantly affect our gross margins as well. Lower energy costs per ton increase our gross margins. Generally, our energy costs per ton are lower when the average utilization rates of all operating facilities in our steel mills segment are higher.

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

COMPARISON OF 2015 TO 2014

RESULTS OF OPERATIONS

NET SALES

Net sales to external customers by segment for 2015 and 2014 were as follows:

	(in thousands)
Year Ended December 31,	2015	2014	% Change

Steel mills	$11,084,331	$14,723,642	-25%
Steel products	3,966,895	4,032,385	-2%
Raw materials	1,388,050	2,349,114	-41%

Total net sales to external customers	$16,439,276	$21,105,141	-22%

Net sales for 2015 decreased 22% from the prior year. The average sales price per ton decreased 13% from $830 in 2014 to $725 in 2015, while total tons shipped to outside customers decreased 11% from 25.4 million tons in 2014 to 22.7 million tons in 2015.

In the steel mills segment, production and sales tons were as follows:

	(in thousands)
Year Ended December 31,	2015	2014	% Change

Steel production	19,294	21,135	-9%

Outside steel shipments	17,006	18,681	-9%
Inside steel shipments	2,854	3,286	-13%
Total steel shipments	19,860	21,967	-10%

Net sales to external customers in the steel mills segment decreased 25% due to a 17% decrease in the average sales price per ton from $788 in 2014 to $651 in 2015 and a 9% decrease in tons sold to outside customers.

Market conditions for the steel mills segment were much more challenging in 2015 than they were in 2014. Volumes decreased in 2015 compared to 2014 for all product groups within the steel mills segment, particularly bar, structural and plate. Average sales prices also decreased for all product groups within the steel mills segment in 2015 compared to 2014, with the largest decreases in sheet and plate. These trends caused decreased sales for the steel mills segment in each quarter of 2015 when compared to the respective quarter in the prior year. Negative pricing trends and low volumes are due to continued deterioration in global steel markets amplified by global excess capacity and historically high import levels. Imports accounted for an estimated 34% of the finished and semi-finished steel market in 2015. The collapse in oil prices that began in late 2014 and continued through 2015 significantly weakened energy markets. In addition, agricultural and heavy equipment markets were weak in 2015. The automotive market remains strong. Demand in nonresidential construction markets decreased slightly in 2015 as compared to 2014.

Tonnage data for the steel products segment is as follows:

	(in thousands)
Year Ended December 31,	2015	2014	% Change

Joist sales	427	421	1%
Deck sales	401	396	1%
Cold finished sales	449	504	-11%
Fabricated concrete reinforcing steel sales	1,190	1,185	—

Net sales to external customers in the steel products segment decreased 2% from 2014 due to a 1% decrease in tons sold to outside customers and a 1% decrease in the average sales price per ton from $1,383 in 2014 to $1,374 in 2015. Sales during 2015 followed the typical seasonal pattern that was also experienced in 2014. Total sales and volumes were lowest in the first quarter as winter weather conditions had their greatest impact on nonresidential construction markets. Conditions improved in the second and third quarters, and then decreased in the fourth quarter as weather conditions transitioned back to winter. Volumes and average selling prices for our cold finish operations decreased in 2015 as compared to 2014 due to decreased demand in agricultural and heavy equipment markets. Nonresidential construction markets experienced a slight decrease in demand in 2015 as nonresidential building construction starts decreased compared to 2014.

Sales for the raw materials segment decreased 41% from 2014 primarily due to decreased volumes in DJJ’s brokerage and processing businesses and lower scrap and metallic commodity prices. Approximately 88% of outside sales in the raw materials segment in 2015 were from brokerage operations of DJJ and approximately 8% of the outside sales were from the scrap processing facilities (81% and 12%, respectively, in 2014).

GROSS MARGIN

In 2015, Nucor recorded gross margins of $1.58 billion (10%) compared to $1.91 billion (9%) in 2014. The year-over-year dollar decrease was primarily the result of the 13% decrease in the average sales price per ton and 11% decrease in tons shipped to outside customers. Gross margin during 2015 was also affected by the following factors:

•

In the steel mills segment, the average scrap and scrap substitute cost per ton used decreased 29% from $381 in 2014 to $270 in 2015; however, overall metal margin decreased in 2015 due to lower sales volumes. Scrap prices were volatile and decreased significantly during 2015, as the average cost of scrap and scrap substitute used in December 2015 decreased 41% when compared to the average cost of scrap and scrap substitute used in January 2015. The overall metal margin in the fourth quarter of 2015 decreased from the fourth quarter of 2014 and the third quarter of 2015 due to decreased metal margin per ton and decreased sales volumes.

Scrap prices are driven by the global supply and demand for scrap and other iron-based raw materials used to make steel. As we begin 2016, we expect to see scrap prices stabilize after the downward trend in pricing continued in the fourth quarter of 2015.

•

Nucor’s gross margins are significantly impacted by the application of the LIFO method of accounting. LIFO charges or credits are largely based on the relative changes in cost and quantities year over year, primarily within raw material inventory in the steel mills segment. The average scrap and scrap substitute cost per ton in ending inventory within our steel mills segment at December 31, 2015 decreased 42% as compared to December 31, 2014. As a result, Nucor recorded a LIFO credit of $466.8 million in 2015 (a LIFO credit of $57.3 million in 2014). The decreases in cost per ton were driven by market conditions at the end of 2015, which experienced significantly weaker demand for steel and raw materials than market conditions at the end of 2014.

•

Total steel mill energy costs decreased approximately $3 per ton from 2014 to 2015 primarily due to lower natural gas and electricity unit costs. Due to the efficiency of Nucor’s steel mills, energy costs were approximately 6% of the sales dollar in 2015 and 2014.

28

•

Nucor’s 2014 gross margins were negatively impacted by $8.9 million in inventory-related purchase accounting adjustments associated with our acquisition of Nucor Steel Gallatin in the fourth quarter of 2014 (none in 2015).

•

Gross margins in the steel products segment for 2015 increased significantly compared to 2014 primarily due to improved performance in our joist, deck, rebar and building systems operations. These operations experienced margin expansion in 2015 due to lower input costs caused by decreased steel prices and the successful execution of cost reduction strategies. Also contributing to the gross margin improvement of this segment is the ongoing investment to expand our offerings of value-added products, services and technologies.

•

Gross margins in the raw material segment in 2015 were adversely affected by the performance of our direct reduced iron (DRI) businesses and our natural gas drilling programs. Nucor Steel Louisiana experienced an equipment failure related to the process gas heater in the fourth quarter of 2014 that suspended production operations until late in the first quarter of 2015. As a result of the shutdown, the Louisiana DRI facility’s margins in 2015 were negatively impacted by working through higher-cost iron ore that was purchased at the end of 2014 but was unable to be used until the facility resumed operations. Following a planned maintenance outage that occurred in the fourth quarter of 2015, Nucor Steel Louisiana did not initially resume operations due to market conditions. During the extended shutdown following completion of the planned maintenance outage, we observed increases in market prices for scrap and pig iron that we believe were due in part to the Louisiana DRI facility’s extended suspension of operations. The Louisiana DRI facility resumed operations in late January 2016. We believe there is a positive impact on our steel mills’ overall iron unit costs, including scrap and pig iron costs, when Nucor Steel Louisiana is producing high quality DRI.

The depressed level of pricing for alternative raw materials in 2015 has had an adverse impact on the performance and margins of our DRI facilities. Gross margins for our natural gas drilling programs decreased significantly due to a significant decrease in natural gas prices.

•

Gross margins related to DJJ’s scrap processing and brokerage operations decreased during 2015 compared to 2014 due to weaker demand for scrap and other metallic commodities as steel mill utilization decreased. The resulting decline in prices and volumes caused margin compression for the scrap processing business that was partially offset by lower expenses and a continued focus on expense reduction and operational efficiencies.

MARKETING, ADMINISTRATIVE AND OTHER EXPENSES

A major component of marketing, administrative and other expenses is profit sharing and other incentive compensation costs. These costs, which are based upon and fluctuate with Nucor’s financial performance, decreased from 2014 to 2015 due to lower profitability in the current year. In 2015, profit sharing costs consisted of $60.5 million of contributions, including the Company’s matching contribution, made to the Company’s Profit Sharing and Retirement Savings Plan for qualified employees ($110.1 million in 2014). Other bonus costs also fluctuate based on Nucor’s achievement of certain financial performance goals, including comparisons of Nucor’s financial performance to peers in the steel industry and other companies. Stock-based compensation included in marketing, administrative and other expenses decreased by 3% to $21.3 million in 2015 compared with $21.9 million in 2014 and includes costs associated with vesting of stock awards granted in prior years.

Marketing, administrative and other expenses decreased in the fourth quarter of 2015 as compared to the fourth quarter of 2014 and third quarter of 2015 due to lower profit sharing and other incentive compensation costs as the Company reported a net loss in the fourth quarter of 2015.

EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATES

Equity method investment earnings, including amortization expense, were $5.3 million in 2015 and $13.5 million in 2014. The decrease in equity method investment earnings from 2015 to 2014 is primarily due to decreased earnings at NuMit and 2015 losses at Hunter Ridge compared to earnings in 2014, partially offset by a decrease in losses at Duferdofin Nucor.

IMPAIRMENTS AND LOSSES ON ASSETS

In 2015, Nucor recorded $244.8 million in charges for impairments and losses on assets compared with $25.4 million in 2014. During the fourth quarter of 2015, Nucor assessed its equity investment in Duferdofin Nucor for impairment due to unfavorable operating performance and deterioration in financial projections caused by increased global overcapacity in 2015. After completing its assessment, Nucor determined that the carrying amount exceeded its estimated fair value and was other than temporary. Nucor recorded a $153.0 million impairment charge against the Company’s investment in Duferdofin Nucor (see Note 10 to the Consolidated Financial Statements). The $153.0 million impairment charge is included in the steel mills segment.

Also during the fourth quarter of 2015, Nucor determined that certain assets, the majority of which were engineering and equipment related to a blast furnace project at our St. James Parish, Louisiana site, will not be utilized, resulting in an $84.1 million impairment charge (see Note 7 to the Consolidated Financial Statements). Additionally, one of three iron ore storage domes collapsed at Nucor Steel Louisiana in 2013. During 2015, Nucor finalized its assessment process related to the utility of the two remaining storage domes and determined that those domes would no longer be utilized. The Company recorded an associated net write-down of property, plant and equipment of $7.7 million on the two domes (see Note 7 to the Consolidated Financial Statements). These charges are included in the raw materials segment.

The $25.4 million of expense recorded in 2014 primarily relates to a $9.0 million charge on the disposal of assets and a $12.5 million charge related to the partial write-down of assets, both in the steel mills segment.

INTEREST EXPENSE (INCOME)

Net interest expense is detailed below:

(in thousands)

Year Ended December 31,	2015	2014

Interest expense	$177,543	$174,142
Interest income	(4,012)	(4,886)

Interest expense, net	$173,531	$169,256

Gross interest expense increased in 2015 as compared to 2014 due primarily to lower capitalized interest in the current year. The decrease in 2015 as compared to 2014 in gross interest income is attributable to lower interest income received on credit facilities that Nucor extended to a joint venture as the joint venture fully repaid its credit facilities in 2014.

EARNINGS BEFORE INCOME TAXES AND NONCONTROLLING INTERESTS

Earnings before income taxes and noncontrolling interests by segment for 2015 and 2014 are as follows:

(in thousands)

Year Ended December 31,	2015	2014

Steel mills	$629,793	$1,594,352
Steel products	276,048	166,323
Raw materials	(283,938)	(29,053)
Corporate/eliminations	87,335	(527,045)

Earnings before income taxes and noncontrolling interests	$709,238	$1,204,577

Earnings before income taxes and noncontrolling interests in the steel mills segment for 2015 decreased significantly from 2014 due to lower sales volume and lower average sales prices resulting from factors discussed above. The $153.0 million impairment charge related to Duferdofin Nucor significantly impacted the steel mills segment and caused the segment to report a loss before income taxes and noncontrolling interests in the fourth quarter of 2015. The steel mills segment’s profitability in 2014 was impacted by the $9.0 million charge on the disposal of assets and a $12.5 million charge related to the partial write-down of assets within the segment. Historically high levels of imports caused by global excess capacity continue to be the greatest challenge the steel mills segment faces. Energy, heavy equipment and agricultural markets remain weak. The automotive market remains strong. Demand in nonresidential construction markets decreased slightly in 2015 compared to 2014.

In the steel products segment, earnings before income taxes and noncontrolling interests increased significantly in 2015 compared to 2014. Nonresidential construction markets experienced a slight decrease in demand as nonresidential building construction starts were lower in 2015 as compared to 2014. Despite this slight decrease in demand and only modest increases in volumes for our joist, deck, rebar fabrication and building systems operations, the steel products segment was able to expand its margins in 2015 due to lower steel costs. The biggest factor driving the growth in profitability of the segment is the effective execution of our strategically important five drivers to profitable growth. These include market leadership, being an effective channel to market for our steel mills, lowering our costs, expanding our offerings of value-added products, services and technologies and our focus on commercial excellence to better take care of our customers’ needs.

Earnings before income taxes and noncontrolling interests in the raw materials segment for 2015 decreased significantly from 2014. DJJ’s brokerage and scrap processing operations had lower sales volumes and average selling prices in 2015 compared to 2014. Falling scrap and metallic commodity prices throughout 2015 caused margin compression at our scrap processing businesses. The raw materials segment was also impacted by the decreased performance of our DRI facilities in 2015, in which depressed levels of pricing for alternative raw materials has had an adverse impact on both facilities’ profitability. Nucor Steel Louisiana’s performance was affected by the suspension of operations that began in late 2014 due to the equipment failure related to the process gas heater. Though the facility resumed operations late in the first quarter of 2015, it had to work through higher-cost iron ore that was purchased at the end of 2014 but was unable to be used until the facility resumed operations. Our DRI facility in Trinidad had a planned 20-day outage in the second quarter of 2015, and our Louisiana DRI facility completed a planned maintenance outage in the fourth quarter of 2015. Due to market conditions, the Louisiana DRI facility did not resume operations for the remainder of 2015 (the facility did resume operations in late January 2016). Also negatively impacting the profitability of the raw materials segment in 2015 was the $84.1 million impairment charge for assets related to a blast furnace project at our St. James Parish site and the net $7.7 million write-down of property, plant and equipment related to the two remaining iron ore storage domes at Nucor Steel Louisiana (see Note 7 to the Consolidated Financial Statements). The performance of our natural gas drilling programs decreased significantly in 2015 due to a significant decrease in natural gas prices.

NONCONTROLLING INTERESTS

Noncontrolling interests represent the income attributable to the minority interest partners of Nucor’s joint ventures, primarily Nucor-Yamato Steel Company (NYS) of which Nucor owns 51%. The 36% increase in earnings attributable to noncontrolling interests was primarily due to increased metal margins as a result of lower raw material costs, a more favorable product mix and the impact of a planned three-week outage associated with a capital project in the second quarter of 2014, partially offset by decreased volumes. Under the NYS limited partnership agreement, the minimum amount of cash to be distributed each year to the partners is the amount needed by each partner to pay applicable U.S. federal and state income taxes.

PROVISION FOR INCOME TAXES

The effective tax rate in 2015 was 30.1% compared with 32.3% in 2014. The decrease in the rate between 2014 and 2015 is primarily due to the change in the relative proportions of net earnings attributable to noncontrolling interests to total pre-tax earnings between the periods. The effective tax rate in 2015 also benefited from lower state income taxes caused by state tax credits and the reversal of previously unrecognized tax benefits. These decreases in the rate are somewhat offset by an increase as a result of the $153.0 million financial statement impairment of an investment in a foreign joint venture. Nucor has substantially concluded U.S. federal income tax matters for years through 2012. The 2013 and 2014 tax years remain open to examination by the Internal Revenue Service. The Canada Revenue Agency is examining the 2012 Canadian returns for Harris Steel Group Inc. and certain related affiliates. The tax years 2009 through 2014 remain open to examination by other major taxing jurisdictions to which Nucor is subject (primarily Canada and other state and local jurisdictions).

NET EARNINGS AND RETURN ON EQUITY

Nucor reported net earnings of $357.7 million, or $1.11 per diluted share, in 2015, compared to net earnings of $713.9 million, or $2.22 per diluted share, in 2014. Net earnings attributable to Nucor stockholders as a percentage of net sales was 2% and 3% in 2015 and 2014, respectively. Return on average stockholders’ equity was 5% and 9% in 2015 and 2014, respectively.

COMPARISON OF 2014 TO 2013

RESULTS OF OPERATIONS

NET SALES

Net sales to external customers by segment for 2014 and 2013 were as follows:

			(in thousands)
Year Ended December 31,	2014	2013	% Change

Steel mills	$14,723,642	$13,311,948	11%
Steel products	4,032,385	3,607,333	12%
Raw materials	2,349,114	2,132,765	10%

Total net sales to external customers	$21,105,141	$19,052,046	11%

Net sales for 2014 increased 11% from the prior year. The average sales price per ton increased 3% from $803 in 2013 to $830 in 2014, while total tons shipped to outside customers increased 7% in 2014 to 25.4 million tons as compared to 23.7 million tons 2013.

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

•

Our Nucor Steel Louisiana DRI facility, which began operations in December 2013, experienced significant operational losses in the first three quarters of 2014 primarily due to yield loss, which in our experience is not unusual in the early stage of production. An equipment failure related to the process gas heater occurred in the fourth quarter of 2014. There were no injuries, no environmental impact and no damage to any other part of the facility as a result of this incident. Production operations were suspended for the remainder of 2014 after the equipment failure as the necessary repairs and adjustments were being made, leading to further losses in the fourth quarter of 2014.

•

Gross margins related to DJJ’s scrap processing and brokerage operations increased in 2014 compared to 2013. The brokerage group benefited from stronger domestic scrap sales and gross margins for the scrap processing group improved during 2014 compared to 2013.

MARKETING, ADMINISTRATIVE AND OTHER EXPENSES

Profit sharing costs increased from 2013 to 2014. In 2014, profit sharing costs consisted of $110.1 million of contributions, including the Company’s matching contribution, made to the Company’s Profit Sharing and Retirement Savings Plan for qualified employees ($71.7 million in 2013). Stock-based compensation included in marketing, administrative and other expenses decreased 4% to $21.9 million in 2014 compared with $22.9 million in 2013 and includes costs associated with vesting of stock awards granted in prior years.

EQUITY EARNINGS OF UNCONSOLIDATED AFFILIATES

Equity method investment earnings, including amortization expense, were $13.5 million in 2014 and $9.3 million in 2013. The increase in equity method investment earnings from 2014 to 2013 is primarily due to greater equity method earnings at NuMit and a decrease in losses at Duferdofin Nucor.

IMPAIRMENTS AND LOSSES ON ASSETS

In 2014, Nucor recorded $25.4 million of impairments and losses on assets primarily related to a $9.0 million charge on the disposal of assets and a $12.5 million charge related to the partial write-down of assets, both in the steel mills segment. During the third quarter of 2013, one of three iron ore storage domes collapsed at Nucor Steel Louisiana. Nucor recorded a partial write-down of property, plant and equipment and inventories at the facility, resulting in a $14.0 million net charge (see Note 7 to the Consolidated Financial Statements).

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

Earnings before income taxes and noncontrolling interests in the steel mills segment for 2014 increased significantly from 2013 due to higher sales volume, higher average sales prices and higher metal margins resulting from factors discussed above. Negatively impacting the steel mills segment profitability in 2014 were the $12.5 million charge related to the partial write-down of assets, the $9.0 million charge related to the disposal of assets and $8.9 million of inventory-related purchase accounting adjustments at newly acquired Nucor Steel Gallatin. The steel mills segment benefited from improved results at NuMit and Duferdofin Nucor.

In the steel products segment, earnings before income taxes and noncontrolling interests increased significantly in 2014 compared to 2013. The largest increases in profitability in 2014 compared to 2013 were at our joist, deck and building systems operations, while the profitability of our rebar and cold finish operations also increased. The steel products segment benefited from improving conditions in nonresidential construction markets and market leadership positions held by our joist, deck, building systems, rebar and cold finish operations.

The decrease in profitability of our raw materials segment for 2014 as compared to 2013 is due primarily to operating losses at our Louisiana DRI facility as discussed above. Earnings before income taxes and noncontrolling interest in the raw materials segment in 2013 was impacted by the charges related to the net $14.0 million write-down of inventory and property, plant and equipment as a result of the dome collapse at Nucor Steel Louisiana that occurred in the third quarter of 2013. Partially offsetting the losses at the Louisiana DRI plant was increased profitability from DJJ’s brokerage and scrap processing operations due to increased volumes and margin improvement, and increased profitability from our natural gas working interest drilling investment. The DRI facility in Trinidad also experienced an increase in profitability.

NONCONTROLLING INTERESTS

The 4% increase in noncontrolling interests from 2013 to 2014 was primarily attributable to Nucor-Yamato Steel’s increased average sales prices and increased metal margins, partially offset by decreased volumes and the impact of a planned three-week outage associated with a capital project in the second quarter of 2014.

PROVISION FOR INCOME TAXES

The effective tax rate in 2014 was 32.3% compared with 26.0% in 2013. The increase in the rate between 2013 and 2014 was primarily due to a $21.3 million favorable non-cash out-of-period adjustment to deferred tax balances in 2013 compared to a $13.2 million favorable non-cash out-of-period adjustment to tax balances in 2014, and the change in the relative proportions of net earnings attributable to noncontrolling interests and the foreign rate differential to total pre-tax earnings between the periods.

NET EARNINGS AND RETURN ON EQUITY

Nucor reported net earnings of $713.9 million, or $2.22 per diluted share, in 2014 compared to net earnings of $488.0 million, or $1.52 per diluted share, in 2013. Net earnings attributable to Nucor stockholders as a percentage of net sales were 3% in both 2014 and 2013. Return on average stockholders’ equity was 9% and 6% in 2014 and 2013, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Nucor’s cash and cash equivalents and short-term investments position nearly doubled, increasing from $1.12 billion at the end of 2014 to $2.04 billion at the end of 2015. Approximately $360.6 million and $156.1 million of the cash and cash equivalents position at December 31, 2015 and December 31, 2014, respectively, was held by our majority-owned joint ventures. Cash flows provided by operating activities provide us with a significant source of liquidity. When needed, we have external short-term financing sources available, including the issuance of commercial paper and borrowings under our bank credit facilities. We also issue long-term debt from time to time.

Nucor has a $1.5 billion revolving credit facility that matures in August 2018 and was undrawn at December 31, 2015. We believe our financial strength is a key strategic advantage among domestic steel producers, particularly during recessionary business cycles. We carry the highest credit ratings of any metals and mining company headquartered in North America, with an A- rating from Standard and Poor’s and a Baa1 rating from Moody’s. Our credit ratings are dependent, however, upon a number of factors, both qualitative and quantitative, and are subject to change at any time. The disclosure of our credit ratings is made in order to enhance investors’ understanding of our sources of liquidity and the impact of our credit ratings on our cost of funds.

Based upon these factors, we expect to continue to have adequate access to the capital markets at a reasonable cost of funds for liquidity purposes when needed. This was evidenced when, during the fourth quarter of 2014, we issued approximately $300 million of commercial paper to partially fund the acquisition of Gallatin Steel Company. That commercial paper borrowing was extinguished during the first quarter of 2015, and no commercial paper was outstanding at the end of 2015. The next significant debt maturity is not until December 2017.

Selected Measures of Liquidity and Capital Resources

(dollars in thousands)

December 31,	2015	2014

Cash and cash equivalents	$1,939,469	$1,024,144
Short-term investments	100,000	100,000
Working capital	4,369,207	4,344,112
Current ratio	4.2	3.1

The current ratio was 4.2 at year end 2015 compared with 3.1 at year end 2014. The current ratio was positively impacted by an 82% increase from 2014 in cash and cash equivalents and short-term investments. The increase in cash and cash equivalents and short-term investments was primarily due to the robust $2.16 billion of cash generated by operating activities during 2015. This increase in cash and cash equivalents was partially offset by cash used for capital expenditures, dividends and the decrease in short-term debt which was mainly the repayment of commercial paper used to fund the 2014 acquisition of Nucor Steel Gallatin. The current ratio also benefited from a 43% decrease in accounts payable as compared to year end 2014, which was mainly attributable to the dramatic decrease in scrap and iron ore prices during 2015. The value of scrap and scrap substitutes on hand decreased by 25% from year end 2014.

The current ratio was negatively impacted by large decreases in working capital, including decreases in accounts receivable, inventories and other current assets. Accounts receivable decreased by 33% from 2014 due primarily to the 31% decrease in net sales in the fourth quarter of 2015 compared with the prior year fourth quarter. This decrease is the result of an 18% decrease in average sales price per ton and a 16% decrease in outside shipments in the fourth quarter of 2015 as compared with the fourth quarter of 2014. In addition, inventories decreased by 22% from 2014 due to a 4% decrease in tons on hand and the sharp decline in scrap and scrap substitute pricing. We also experienced a 63% decrease in other current assets, mainly due to the reclassification of deferred tax balances included within other current assets to deferred credits and other liabilities in connection with our early adoption of new accounting guidance requiring all deferred tax assets and liabilities to be classified as non-current on the balance sheet.

In 2015, total accounts receivable turned approximately every five weeks and inventories turned approximately every nine weeks. These ratios compare with accounts receivable turnover of every five weeks and inventory turnover of approximately every seven weeks in 2014. The 2015 inventory turnover calculation was negatively impacted by year end 2014 inventory balances, which were significantly higher than those balances at the end of 2015 due to the rapid decrease in raw materials costs, lower shipment volumes and decreased production in 2015.

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

CAPITAL ALLOCATION STRATEGY

Nucor’s strong cash and cash equivalents and short-term investments position provides many opportunities for prudent deployment of our capital. We have three approaches to allocating our capital. Nucor’s highest capital allocation priority is to reinvest those funds in order to profitably grow our business through capital projects at our existing operations, greenfield expansion or acquisitions. Our second objective is to provide our shareholders with a robust return of capital through a strong base dividend reflective of our earnings. The company’s third capital allocation objective is to strategically repurchase stock when our cash position is strong and our stock is attractively priced. In September 2015, Nucor’s Board of Directors authorized the repurchase of up to $900 million of the Company’s common stock. For the first time since 2008, Nucor repurchased approximately 1.7 million shares of stock for $66.5 million in December 2015.

OPERATING ACTIVITIES

Cash provided by operating activities was $2.16 billion, an increase of 61% compared with cash provided by operating activities of $1.34 billion in 2014. The primary reason for the change is increased cash generated from changes in operating assets and liabilities of $743.0 million in 2015 compared with cash used by changes in operating assets and liabilities of ($400.2) million in 2014. The funding of working capital decreased from the prior year period due mainly to decreases in accounts receivable, inventories and federal income taxes, partially offset by an increase in cash used to fund accounts payable and salaries, wages and related accruals. Decreased average sales prices per ton and outside shipments from the prior year led to the decrease in accounts receivable, while the decline in scrap and scrap substitute pricing from year end 2014 caused the decrease in inventories. Federal income tax payments have decreased due to Nucor’s decreased profitability. The increase in cash used to fund accounts payable is due to the timing of payments. The increase in cash used for salaries, wages and related accruals is primarily attributable to the payout of accrued profit sharing and other incentive compensation costs in the first quarter of 2015. This payout was based upon Nucor’s financial performance in 2014, which had improved significantly over the prior year period. The increase in cash generated from changes in operating assets and liabilities was partially offset by decreased net earnings in 2015 from prior year levels.

INVESTING ACTIVITIES

Our business is capital intensive; therefore, cash used in investing activities primarily represents capital expenditures for new facilities, the expansion and upgrading of existing facilities and the acquisition of other companies. Nucor invested $374.1 million in new facilities and expansion or upgrading of existing facilities in 2015 compared with $668.0 million in 2014. The decrease in capital expenditures is due to the reduced spending with our natural gas working interest drilling programs, reduced spending at our Louisiana DRI facility which was substantially completed in 2014 and reduced spending at our steel mills following significant capital expansion projects that were completed in 2014. Additionally, Nucor invested $768.6 million in the acquisition of other companies in 2014, primarily Nucor Steel Gallatin, compared with acquisitions of only $19.1 million in 2015. Another factor contributing to the decrease in cash used in investing activities was an increase in proceeds from the sale of investments over the prior year period. These positive factors were partially offset by the $122.0 million of repayment of advances to affiliates in 2014 (none in 2015) as our Steel Technologies LLC joint venture obtained external financing and repaid all debts outstanding to Nucor in the prior year period.

FINANCING ACTIVITIES

Cash used in financing activities in 2015 was $789.8 million compared with cash used in financing activities of $359.0 million in 2014. The majority of the change was due to the first quarter 2015 repayment of approximately $151 million of commercial paper that was issued in 2014 and outstanding at year end 2014 to partially fund the acquisition of Nucor Steel Gallatin. Additionally, cash used to repurchase treasury stock was $66.5 million in 2015 (none in 2014).

In 2015, Nucor increased its quarterly base dividend, resulting in dividends paid of $479.4 million in 2015 compared with $475.1 million in 2014.

Our credit facility includes only one financial covenant, which is a limit of 60% on the ratio of funded debt to total capitalization. In addition, the credit facility contains customary non-financial covenants, including a limit on Nucor’s ability to pledge the Company’s assets and a limit on consolidations, mergers and sales of assets. Our funded debt to total capital ratio was 36% at the end of 2015 and 2014, and we were in compliance with all other covenants under our credit facility.

MARKET RISK

Nucor’s largest exposure to market risk is in our steel mills and steel products segments. Our utilization rates for the steel mills and steel products facilities for the fourth quarter of 2015 were 63% and 61%, respectively. A significant portion of our steel and steel products segments sales are into the commercial, industrial and municipal construction markets. These markets continue to be depressed when compared to historical levels, and the domestic steel industry continues to be negatively affected by imported steel. Our largest single customer in 2015 represented approximately 5% of sales and consistently pays within terms. In the raw materials segment, we are exposed to price fluctuations related to the purchase of scrap steel and iron ore. Our exposure to market risk is mitigated by the fact that our steel mills use a significant portion of the products of this segment.

Nucor’s tax-exempt industrial revenue bonds (IDRBs), including the Gulf Opportunity Zone bonds, have variable interest rates that are adjusted weekly. These IDRBs represent 23% of Nucor’s long-term debt outstanding at December 31, 2015. The remaining 77% of Nucor’s long-term debt is at fixed rates. Future changes in interest rates are not expected to significantly impact earnings. From time to time, Nucor makes use of interest rate swaps to manage interest rate risk. As of December 31, 2015, there were no such contracts outstanding. Nucor’s investment practice is to invest in securities that are highly liquid with short maturities. As a result, we do not expect changes in interest rates to have a significant impact on the value of our investment securities recorded as short-term investments.

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

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following table sets forth our contractual obligations and other commercial commitments as of December 31, 2015 for the periods presented:

(in thousands)

	Payments Due By Period
Contractual Obligations	Total	2016	2017 - 2018	2019 - 2020	2021 and thereafter

Long-term debt	$4,360,600	$—	$1,100,000	$20,000	$3,240,600
Estimated interest on long-term debt(1)	2,157,793	179,564	304,691	231,604	1,441,934
Capital leases	24,576	3,072	6,144	6,144	9,216
Operating leases	92,871	23,674	34,558	17,625	17,014
Raw material purchase commitments(2)	1,369,789	550,902	582,514	106,201	130,172
Utility purchase commitments(2)	953,330	223,923	200,529	132,867	396,011
Natural gas drilling commitments	4,853,807	—	679,755	724,860	3,449,192
Other unconditional purchase obligations(3)	140,320	112,815	14,703	4,412	8,390
Other long-term obligations(4)	471,494	311,930	41,571	20,461	97,532

Total contractual obligations	$14,424,580	$1,405,880	$2,964,465	$1,264,174	$8,790,061

(1)	Interest is estimated using applicable rates at December 31, 2015 for Nucor’s outstanding fixed and variable rate debt.
(2)	Nucor enters into contracts for the purchase of scrap and scrap substitutes, iron ore, electricity, natural gas and other raw materials and related services. These contracts include multi-year commitments and minimum annual purchase requirements and are valued at prices in effect on December 31, 2015, or according to the contract language. These contracts are part of normal operations and are reflected in historical operating cash flow trends. We do not believe such commitments will adversely affect our liquidity position.
(3)	Purchase obligations include commitments for capital expenditures on operating machinery and equipment.
(4)	Other long-term obligations include amounts associated with Nucor’s early-retiree medical benefits, management compensation and guarantees.
Note:	In addition to the amounts shown in the table above, $50.5 million of unrecognized tax benefits have been recorded as liabilities, and we are uncertain as to if or when such amounts may be settled. Related to these unrecognized tax benefits, we have also recorded a liability for potential penalties and interest of $21.2 million at December 31, 2015.

DIVIDENDS

Nucor has increased its base cash dividend every year since it began paying dividends in 1973. Nucor paid dividends of $1.49 per share in 2015, compared with $1.48 per share in 2014. In December 2015, the Board of Directors increased the base quarterly dividend to $0.375 per share. The base quarterly dividend has increased five-fold over the past ten years. In February 2016, the Board of Directors declared Nucor’s 172nd consecutive quarterly cash dividend of $0.375 per share payable on May 11, 2016 to stockholders of record on March 31, 2016.

OUTLOOK

In 2016, we expect to take advantage of our position of strength to grow Nucor’s long-term earnings power and shareholder value despite a U.S. economy burdened by a challenging regulatory and overall business environment. We have invested significant capital into our business since the last cyclical peak in 2008. We have done so over a broad range of strategic investments that will further enhance our ability to grow Nucor’s long-term earnings power by expanding our product portfolios into higher value-added offerings that are less vulnerable to imports, improving our highly variable low-cost structure and building upon our market leadership positions. With many of these capital projects completed and ready to yield results, we will focus on execution in order to generate strong returns on these investments. We will also utilize our strong liquidity position to seek investment opportunities to further grow our long-term earnings capacity.

Although macro-level uncertainties in world markets will almost certainly affect both global and domestic growth, we anticipate sales and profitability on par with 2015, excluding the LIFO credit and the Duferdofin Nucor and blast furnace assets impairment charges that we recorded in the fourth quarter of 2015. Utilization rates, which fell significantly in 2015 compared to 2014, have remained depressed in early 2016. Due to lower industry output, reduced inventory levels at our service center customers and slight decreases in import volumes, we have been able to realize modest price increases for certain products within our steel segment early in 2016. We expect that our downstream steel products segment will continue to build on their positive results after the typical seasonal slow-down in construction that the winter season brings. We anticipate some slight improvement in the performance of the raw materials segment due to the anticipated absence of lengthy outages at Nucor Steel Louisiana and improved margins at our scrap recycling businesses. However, market conditions within that segment will continue to be extremely challenging because of depressed and volatile pricing of raw materials.

Although we expect the first quarter operating results to be somewhat similar to the fourth quarter 2015 results excluding the LIFO credit and the impairment charges recorded in the fourth quarter, they will be in the face of continued significant headwinds that weighed heavily on the steel industry throughout 2015. The collapse in global oil prices triggered inventory reductions among pipe and tube producers serving energy markets, an important customer group for Nucor as well as the domestic steel industry. With oil prices continuing to languish and additional supply entering the market, it is hard to predict when growth in energy markets will return. Also, given the relative health of the domestic steel markets, imports increased dramatically in 2014 and this trend carried through 2015. We are anticipating a more positive trend in earnings as we enter into the second quarter of 2016 and then into the second half of the year. We are therefore cautiously optimistic regarding full-year volume, pricing and profitability. Backlogs in both the steel and steel products segments have remained consistent and we believe several end-use markets such as automotive and nonresidential construction will experience some demand improvement that may gain momentum throughout 2016. However, the effect this improvement in demand will have on our operating rates will be challenged by excess foreign steel capacity and the threat of continued increases in imported steel. We are aggressively fighting to stem the tide of unfairly traded imports and are encouraged by recent trade legislation that puts our nation in a much stronger position to hold foreign governments accountable when violating U.S. trade laws. We expect that scrap prices will increase slightly over the balance of 2016 and that we will continue to experience fluctuations in raw material costs throughout the year. We have made significant investments in our raw materials segment and will continue to utilize our unmatched global supply chain to optimize our raw material costs.

We are committed to executing on the opportunities we see ahead to reward Nucor stockholders with very attractive long-term returns on their valuable capital invested in our company. Nucor is the only steel producer headquartered in North America with the extremely important competitive advantage of an investment-grade credit rating. Our industry-leading financial strength allows us to support investments in our facilities that will prepare us for increased profitability as we enter into more favorable market conditions. In 2016, as we have in our past, we will allocate capital to investments that build our long-term earnings power. Capital expenditures are currently projected to be approximately $500 million in 2016, considerably higher than our spending in 2015 and more in line with 2014. Included in this $500 million total are primarily investments in our core operations to expand our product offerings and keep them state-of-the-art and globally cost-competitive.

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

LONG-LIVED ASSET IMPAIRMENTS

We evaluate our property, plant and equipment and finite-lived intangible assets for potential impairment on an individual asset basis or at the lowest level asset grouping for which cash flows can be independently identified. Asset impairments are assessed whenever circumstances indicate that the carrying amounts of those productive assets could exceed their projected undiscounted cash flows. In developing estimated values for assets that we currently use in our operations, we utilize judgments and assumptions of future undiscounted cash flows that the assets will produce. When it is determined that an impairment exists, the related assets are written down to estimated fair market value.

Certain long-lived asset groupings were tested for impairment during the fourth quarter of 2015. Undiscounted cash flows for each asset grouping were estimated using management’s long-range estimates of market conditions associated with each asset grouping over the estimated useful life of the principal asset within the group. Our undiscounted cash flow analysis indicated that those long-lived asset groupings were recoverable as of December 31, 2015; however, if our projected cash flows are not realized, either because of an extended recessionary period or other unforeseen events, impairment charges may be required in future periods. A 5% decrease in the projected cash flows of each of our asset groupings would not result in an impairment.

In the fourth quarter of 2015, we determined that certain assets, the majority of which are engineering and equipment related to the current blast furnace project at our St. James Parish, Louisiana site, will not be utilized. As a result of this determination, Nucor recorded an $84.1 million impairment charge for the entire balance of those assets, which are included in the raw materials segment. The impairment charge is included in impairments and losses on assets in the consolidated statements of earnings. The assets that were impaired, the majority of which were acquired in 2008, were a viable option that were anticipated to be utilized up until the decision was made that such assets would not be utilized. The decision about whether or not to move forward with construction of the blast furnace utilizing these assets was delayed to focus on the construction of the DRI plant at the site. The decision was further delayed because of challenging conditions in domestic and global steel industries, particularly increased excess capacity, both domestically and globally. In the meantime, technology advances and supply and demand in the raw materials market led management to reconsider its plans for the previously proposed blast furnace. If we decide to proceed with a blast furnace at the site in the future, the project design will be evaluated at that time utilizing new equipment and engineering.

Due to the current natural gas pricing environment, Nucor performed an impairment assessment of its producing natural gas well assets in December 2015. One of the main assumptions that most significantly affects the undiscounted cash flows determination is management’s estimate of future natural gas prices. The pricing used in this impairment assessment was developed by management based on natural gas market supply and demand dynamics, in conjunction with a review of projections by numerous sources of market data. This analysis was performed on each of Nucor’s three groups of wells, with each group defined by common geographic location. Each of Nucor’s three groups of wells passed the impairment test. One of the groups of wells had estimated undiscounted cash flows that were noticeably closer to its carrying value of $87.2 million as of December 31, 2015. Changes in the natural gas industry or a prolonged low price environment beyond what had already been assumed in the analysis could cause management to revise the natural gas price assumption, which could possibly result in an impairment of a portion or all of the groups of wells assets.

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

Our fourth quarter 2015 annual goodwill impairment analysis did not result in an impairment charge. Management does not believe that future impairment of these reporting units is probable. However, the performance of certain businesses that comprise our reporting units requires continued improvement. An increase of approximately 50 basis points in the discount rate, a critical assumption in which a minor change can have a significant impact on the estimated fair value, would not result in an impairment charge.

Nucor will continue to monitor operating results within all reporting units throughout the upcoming year in an effort to determine if events and circumstances warrant further interim impairment testing. Otherwise, all reporting units will again be subject to the required annual impairment test during our fourth quarter of 2016. Changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future operating cash flows and discount rate, could decrease the estimated fair value of our reporting units in the future and could result in an impairment of goodwill.

EQUITY METHOD INVESTMENTS

Investments in joint ventures in which Nucor shares control over the financial and operating decisions but in which Nucor is not the primary beneficiary are accounted for under the equity method. Each of the Company’s equity method investments is subject to a review for impairment if, and when, circumstances indicate that an other-than-temporary decline in value below its carrying amount may have occurred. Examples of such circumstances include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee; missed financial projections; a significant adverse change in the regulatory, tax, economic or technological environment of the investee; a significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates; and recurring negative cash flows from operations. If management considers the decline to be other than temporary, the Company would write down the investment to its estimated fair market value. An other-than-temporary decline in carrying value is determined to have occurred when, in management’s judgment, a decline in fair value below carrying value is of such length of time and/or severity that it is considered long-term.

In the event that an impairment review is necessary, we calculate the estimated fair value of our equity method investments using a probability-weighted multiple-scenario income approach. Management’s analysis includes three discounted cash flow scenarios (best case, base case and recessionary case), which contain forecasted near-term cash flows under each scenario. Generally, (i) the best case scenario contains estimates of future results ranging from slightly higher than recent operating performance to levels that are consistent with historical operating and financial performance (i.e., results experienced prior to the onset of the recessionary period that began in 2008); (ii) the base case scenario has estimates of future results ranging from generally in line with recent operating performance to levels that are more conservative than historical operating and financial performance; and (iii) the worst case scenario has estimates of future results which include limited growth resulting only from operational cost improvements and limited benefits of new higher-value product offerings. Management determines the probability that each cash flow scenario will come to fruition based on the specific facts and circumstances of each of the preceding scenarios, with the base case typically receiving the majority of the weighting.

Key assumptions used to determine the fair value of our equity method investments include: (a) expected cash flow for the six-year period following the testing date (including market share, sales volumes and prices, costs to produce and estimated capital needs); (b) an estimated terminal value using a terminal year growth rate determined based on the growth prospects of the reporting unit; (c) a discount rate based on management’s best estimate of the after-tax weighted average cost of capital; and (d) a probability-weighted scenario approach by which varying cash flows are assigned to certain scenarios based on the likelihood of occurrence. While the assumptions that most significantly affect the fair value determination include projected revenues, metal margins and discount rate, the assumptions are often interdependent and no single factor predominates in determining the estimated fair value. Management considers historical and anticipated future results, general economic and market conditions, the impact of planned business and operational strategies and all available information at the time the fair values of its investments are estimated. Those estimates and judgments may or may not ultimately prove appropriate.

In the fourth quarter of 2015, Nucor assessed its equity investment in Duferdofin Nucor for impairment due to the protracted challenging steel market conditions caused by excess global overcapacity, which increased in 2015, and the difficult economic environment in Europe. Our assessment was negatively impacted by unfavorable operating performance and deterioration in financial projections due to the increased global oversupply in 2015. After completing its assessment, Nucor determined that the carrying amount exceeded its estimated fair value. The impairment condition was considered to be other than temporary, and therefore the Company recorded a $153.0 million impairment charge against the Company’s investment in Duferdofin Nucor in the fourth quarter of 2015. This charge is included in impairments and losses on assets in the consolidated statements of earnings. The assumptions that most significantly affect the fair value determination include projected revenues, metal margins and the discount rate. Steel market conditions in Europe have continued to be challenging through the fourth quarter of 2015, and, therefore, it is reasonably possible that material deviation of future performance from the estimates used in our most recent valuation could result in further impairment of our investment in Duferdofin Nucor. We will continue to monitor for potential triggering events that could affect the carrying value of our investment in Duferdofin Nucor as a result of future market conditions and any changes in business strategy.

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

INCOME TAXES

We utilize the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Potential accrued interest and penalties related to unrecognized tax benefits within operations are recognized as a component of interest expense and other expenses.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 2 to our consolidated financial statements for a discussion of new accounting pronouncements adopted by Nucor during 2015 and the expected financial impact of accounting pronouncements recently issued or proposed but not yet required to be adopted.

RECLASSIFICATIONS

During the first six months of 2015, the Company performed certain internal reorganization activities. In connection with this process, the financial information utilized by the Chief Operating Decision Maker when assessing segment performance and making resource allocations was adjusted in a way that affected how certain assets are grouped. This resulted in certain assets being reclassified between the steel mills segment, steel products segment, raw materials segment and corporate/eliminations in the segment footnote in order to align with the approach management uses to assess the performance of those segments. The segment data for the comparable periods has also been reclassified in order to conform to the current period presentation. These reclassifications did not have any impact on the consolidated asset balances nor did they impact any segment income statement amounts. The steel mills, steel products and raw materials segments are consistent with the way Nucor manages its business, which is primarily based upon the similarity of the types of products produced and sold by each segment.

FIVE-YEAR FINANCIAL REVIEW	45

	(dollar and share amounts in thousands, except per share data)
	2015	2014	2013	2012	2011
FOR THE YEAR

Net sales	$16,439,276	$21,105,141	$19,052,046	$19,429,273	$20,023,564

Costs, expenses and other:

Cost of products sold	14,858,014	19,198,615	17,641,421	17,915,735	18,142,144

Marketing, administrative and other expenses	458,989	520,805	467,904	437,337	439,528

Equity in (earnings) losses of unconsolidated affiliates	(5,329)	(13,505)	(9,297)	13,323	10,043

Impairments and losses on assets	244,833	25,393	14,000	47,563	13,943

Interest expense, net	173,531	169,256	146,895	162,375	166,094

	15,730,038	19,900,564	18,260,923	18,576,333	18,771,752

Earnings before income taxes and noncontrolling interests	709,238	1,204,577	791,123	852,940	1,251,812

Provision for income taxes	213,154	388,787	205,594	259,814	390,828

Net earnings	496,084	815,790	585,529	593,126	860,984

Earnings attributable to noncontrolling interests	138,425	101,844	97,504	88,507	82,796

Net earnings attributable to Nucor stockholders	357,659	713,946	488,025	504,619	778,188

Net earnings per share:

Basic	1.11	2.22	1.52	1.58	2.45

Diluted	1.11	2.22	1.52	1.58	2.45

Dividends declared per share	1.4925	1.4825	1.4725	1.4625	1.4525

Percentage of net earnings to net sales	2.2%	3.4%	2.6%	2.6%	3.9%

Return on average stockholders’ equity	4.7%	9.3%	6.4%	6.7%	10.7%

Capital expenditures	364,768	568,867	1,230,418	1,019,334	450,627

Acquisitions (net of cash acquired)	19,089	768,581	—	760,833	3,959

Depreciation	625,757	652,000	535,852	534,010	522,571

Sales per employee	690	921	859	906	974
AT YEAR END

Current assets	$5,754,380	$6,441,888	$6,410,046	$5,661,364	$6,708,081

Current liabilities	1,385,173	2,097,776	1,960,216	2,029,568	2,396,059

Working capital	4,369,207	4,344,112	4,449,830	3,631,796	4,312,022

Cash provided by operating activities	2,157,043	1,342,898	1,077,949	1,200,385	1,031,053

Current ratio	4.2	3.1	3.3	2.8	2.8

Property, plant and equipment, net	4,891,153	5,287,639	4,917,024	4,283,056	3,755,604

Total assets	14,250,399	15,615,927	15,203,283	14,152,059	14,570,350

Long-term debt (including current maturities)	4,360,600	4,376,935	4,380,200	3,630,200	4,280,200

Percentage of debt to capital(1)	35.9%	35.2%	35.6%	31.5%	35.7%

Total Nucor stockholders’ equity	7,416,878	7,772,470	7,645,769	7,641,571	7,474,885

Per share	23.33	24.36	24.02	24.06	23.60

Shares outstanding	317,962	319,033	318,328	317,663	316,749

Employees	23,700	23,600	22,300	22,200	20,800

(1) Long-term debt divided by total equity plus long-term debt.

46	MANAGEMENT’S REPORT

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

Management assessed the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2015. In making this assessment, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013).

Based on its assessment, management concluded that Nucor’s internal control over financial reporting was effective as of December 31, 2015. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2015, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	47

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Nucor Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, comprehensive income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Nucor Corporation and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 and Note 20 to the consolidated financial statements, the Company has prospectively adopted new accounting guidance which changes the classification of deferred tax assets and liabilities in the consolidated balance sheet.

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

PricewaterhouseCoopers LLP

Charlotte, NC

February 26, 2016

48	CONSOLIDATED BALANCE SHEETS

CONSOLIDATED BALANCE SHEETS		(in thousands)
December 31,	2015	2014

ASSETS

CURRENT ASSETS:

Cash and cash equivalents (Note 15)	$1,939,469	$1,024,144

Short-term investments (Notes 4 and 15)	100,000	100,000

Accounts receivable, net (Note 5)	1,383,823	2,068,298

Inventories, net (Note 6)	2,145,444	2,745,032

Other current assets (Notes 14 and 20)	185,644	504,414

Total current assets	5,754,380	6,441,888

PROPERTY, PLANT AND EQUIPMENT, NET (Note 7)	4,891,153	5,287,639

GOODWILL (Note 9)	2,011,278	2,068,664

OTHER INTANGIBLE ASSETS, NET (Note 9)	770,672	862,093

OTHER ASSETS (Note 10)	822,916	955,643

TOTAL ASSETS	$14,250,399	$15,615,927

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term debt (Notes 12 and 15)	$51,315	$207,476

Long-term debt due within one year (Notes 12 and 15)	—	16,335

Accounts payable (Note 11)	566,527	993,872

Salaries, wages and related accruals (Notes 11 and 18)	289,004	352,488

Accrued expenses and other current liabilities (Notes 7, 11, 14, 16 and 20)	478,327	527,605

Total current liabilities	1,385,173	2,097,776

LONG-TERM DEBT DUE AFTER ONE YEAR (Notes 12 and 15)	4,360,600	4,360,600

DEFERRED CREDITS AND OTHER LIABILITIES (Notes 7, 14, 16, 18 and 20)	718,613	1,082,433

TOTAL LIABILITIES	6,464,386	7,540,809

COMMITMENTS AND CONTINGENCIES (Notes 14 and 16)

EQUITY

NUCOR STOCKHOLDERS’ EQUITY (Notes 13 and 17):

Common stock (800,000 shares authorized; 378,566 and 378,092 shares issued, respectively)	151,426	151,237

Additional paid-in capital	1,918,970	1,883,356

Retained earnings	7,255,972	7,378,214

Accumulated other comprehensive loss, net of income taxes (Notes 2, 14 and 21)	(351,362)	(145,708)

Treasury stock (60,604 and 59,059 shares, respectively)	(1,558,128)	(1,494,629)

Total Nucor stockholders’ equity	7,416,878	7,772,470

NONCONTROLLING INTERESTS	369,135	302,648

TOTAL EQUITY	7,786,013	8,075,118

TOTAL LIABILITIES AND EQUITY	$14,250,399	$15,615,927

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS	49

CONSOLIDATED STATEMENTS OF EARNINGS	(in thousands, except per share data)
Year Ended December 31,	2015	2014	2013

NET SALES	$16,439,276	$21,105,141	$19,052,046

COSTS, EXPENSES AND OTHER:

Cost of products sold (Notes 6, 14 and 18)	14,858,014	19,198,615	17,641,421

Marketing, administrative and other expenses (Note 21)	458,989	520,805	467,904

Equity in earnings of unconsolidated affiliates (Note 10)	(5,329)	(13,505)	(9,297)

Impairments and losses on assets (Notes 7, 10 and 24)	244,833	25,393	14,000

Interest expense, net (Notes 7, 19 and 20)	173,531	169,256	146,895

	15,730,038	19,900,564	18,260,923

EARNINGS BEFORE INCOME TAXES AND NONCONTROLLING INTERESTS	709,238	1,204,577	791,123

PROVISION FOR INCOME TAXES (Note 20)	213,154	388,787	205,594

NET EARNINGS	496,084	815,790	585,529

EARNINGS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	138,425	101,844	97,504

NET EARNINGS ATTRIBUTABLE TO NUCOR STOCKHOLDERS	$357,659	$713,946	$488,025

NET EARNINGS PER SHARE (Note 22):

Basic	$1.11	$2.22	$1.52

Diluted	$1.11	$2.22	$1.52

See notes to consolidated financial statements.

50	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME		(in thousands)
Year Ended December 31,	2015	2014	2013

NET EARNINGS	$496,084	$815,790	$585,529

OTHER COMPREHENSIVE (LOSS) INCOME:

Net unrealized loss on hedging derivatives, net of income taxes of ($5,600), ($4,900) and $0 for 2015, 2014 and 2013, respectively	(9,498)	(8,542)	—

Reclassification adjustment for loss on settlement of hedging derivatives included in net earnings, net of income taxes of $3,500, $200 and $0 for 2015, 2014 and 2013, respectively	5,798	542	—

Foreign currency translation loss, net of income taxes of $0, $400 and ($600) for 2015, 2014 and 2013, respectively	(205,397)	(141,530)	(53,619)

Adjustment to early retiree medical plan, net of income taxes of $127, ($1,921) and $2,547 for 2015, 2014 and 2013, respectively	1,485	(4,228)	5,938

Reclassification adjustment for gain on early retiree medical plan included in net earnings, net of income taxes of ($414), ($557) and $0 for 2015, 2014 and 2013, respectively	(742)	(1,030)	—

Other, net of income taxes of $1,500, $0 and $0 for 2015, 2014 and 2013, respectively	2,700	—	—

	(205,654)	(154,788)	(47,681)

COMPREHENSIVE INCOME	290,430	661,002	537,848

COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(138,425)	(101,844)	(97,504)

COMPREHENSIVE INCOME ATTRIBUTABLE TO NUCOR STOCKHOLDERS	$152,005	$559,158	$440,344

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY	51

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY								(in thousands, except per share data)
		COMMON STOCK		ADDITIONAL PAID-IN	RETAINED	ACCUMULATED OTHER COMPREHENSIVE	TREASURY STOCK (AT COST)		TOTAL NUCOR STOCKHOLDERS’	NON- CONTROLLING
	TOTAL	SHARES	AMOUNT	CAPITAL	EARNINGS	INCOME (LOSS)	SHARES	AMOUNT	EQUITY	INTERESTS

BALANCES, December 31, 2012	$7,885,374	377,013	$150,805	$1,811,459	$7,124,523	$ 56,761	59,350	($1,501,977)	$7,641,571	$243,803

Net earnings in 2013	585,529				488,025				488,025	97,504

Other comprehensive income (loss)	(47,681)					(47,681)			(47,681)

Stock option expense	8,576			8,576					8,576

Issuance of stock under award plans, net of forfeitures	26,565	512	205	22,497			(153)	3,863	26,565

Amortization of unearned compensation	821			821					821

Cash dividends ($1.4725 per share)	(472,108)				(472,108)				(472,108)

Distributions to noncontrolling interests	(76,798)									(76,798)

BALANCES, December 31, 2013	7,910,278	377,525	151,010	1,843,353	7,140,440	9,080	59,197	(1,498,114)	7,645,769	264,509

Net earnings in 2014	815,790				713,946				713,946	101,844

Other comprehensive income (loss)	(154,788)					(154,788)			(154,788)

Stock options exercised	5,614	136	54	5,560					5,614

Stock option expense	7,716			7,716					7,716

Issuance of stock under award plans, net of forfeitures	29,667	431	173	26,009			(138)	3,485	29,667

Amortization of unearned compensation	718			718					718

Cash dividends ($1.4825 per share)	(476,172)				(476,172)				(476,172)

Distributions to noncontrolling interests	(63,705)									(63,705)

BALANCES, December 31, 2014	8,075,118	378,092	151,237	1,883,356	7,378,214	(145,708)	59,059	(1,494,629)	7,772,470	302,648

Net earnings in 2015	496,084				357,659				357,659	138,425

Other comprehensive income (loss)	(205,654)					(205,654)			(205,654)

Stock options exercised	424	10	4	420					424

Stock option expense	7,433			7,433					7,433

Issuance of stock under award plans, net of forfeitures	30,120	464	185	26,929			(119)	3,006	30,120

Amortization of unearned compensation	832			832					832

Treasury stock acquired	(66,505)						1,664	(66,505)	(66,505)

Cash dividends ($1.4925 per share)	(479,901)				(479,901)				(479,901)

Distributions to noncontrolling interests	(71,938)									(71,938)

BALANCES, December 31, 2015	$7,786,013	378,566	$151,426	$1,918,970	$7,255,972	($351,362)	60,604	($1,558,128)	$7,416,878	$369,135

See notes to consolidated financial statements.

52	CONSOLIDATED STATEMENTS OF CASH FLOWS

CONSOLIDATED STATEMENTS OF CASH FLOWS	(in thousands)
Year Ended December 31,	2015	2014	2013
OPERATING ACTIVITIES:

Net earnings	$496,084	$815,790	$585,529

Adjustments:

Depreciation	625,757	652,000	535,852

Amortization	74,260	72,423	74,356

Stock-based compensation	45,794	46,384	47,450

Deferred income taxes	(82,518)	90,864	56,564

Distributions from affiliates	15,132	53,738	8,708

Equity in earnings of unconsolidated affiliates	(5,329)	(13,505)	(9,297)

Impairments and losses on assets	244,833	25,393	14,000

Changes in assets and liabilities (exclusive of acquisitions and dispositions):

Accounts receivable	655,489	(179,181)	(103,649)

Inventories	593,830	(45,963)	(298,074)

Accounts payable	(438,788)	(111,859)	39,489

Federal income taxes	62,656	(111,687)	77,950

Salaries, wages and related accruals	(56,267)	67,973	7,155

Other operating activities	(73,890)	(19,472)	41,916

Cash provided by operating activities	2,157,043	1,342,898	1,077,949
INVESTING ACTIVITIES:

Capital expenditures	(374,123)	(667,982)	(1,196,952)

Investment in and advances to affiliates	(80,409)	(97,841)	(85,053)

Repayment of advances to affiliates	—	122,000	54,500

Disposition of plant and equipment	29,390	36,563	34,097

Acquisitions (net of cash acquired)	(19,089)	(768,581)	—

Purchases of investments	(111,927)	(100,000)	(19,349)

Proceeds from the sale of investments	111,452	27,529	92,761

Proceeds from the sale of restricted investments	—	—	148,725

Changes in restricted cash	—	—	126,438

Other investing activities	3,010	10,250	4,863

Cash used in investing activities	(441,696)	(1,438,062)	(839,970)
FINANCING ACTIVITIES:

Net change in short-term debt	(155,816)	178,308	(671)

Repayment of long-term debt	(16,300)	(5,358)	(250,000)

Proceeds from issuance of long-term debt, net of discount	—	—	999,100

Bond issuance costs	—	—	(7,625)

Issuance of common stock	424	5,614	—

Excess tax benefits from stock-based compensation	2,000	3,400	2,955

Distributions to noncontrolling interests	(71,938)	(63,705)	(76,798)

Cash dividends	(479,432)	(475,123)	(471,028)

Acquisition of treasury stock	(66,505)	—	—

Other financing activities	(2,184)	(2,183)	111

Cash (used in) provided by financing activities	(789,751)	(359,047)	196,044
Effect of exchange rate changes on cash	(10,271)	(4,897)	(3,633)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	915,325	(459,108)	430,390

CASH AND CASH EQUIVALENTS — BEGINNING OF YEAR	1,024,144	1,483,252	1,052,862

CASH AND CASH EQUIVALENTS — END OF YEAR	$1,939,469	$1,024,144	$1,483,252

NON-CASH INVESTING ACTIVITY:

Change in accrued plant and equipment purchases	$(9,355)	$(99,115)	$33,467

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	53

YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Nature of Operations Nucor is principally a manufacturer of steel and steel products, as well as a scrap broker and processor, with operating facilities and customers primarily located in North America.

Principles of Consolidation The consolidated financial statements include Nucor and its controlled subsidiaries, including Nucor-Yamato Steel Company, a limited partnership of which Nucor owns 51%. All intercompany transactions are eliminated.

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

Reclassifications During the first six months of 2015, the Company performed certain internal reorganization activities. In connection with this process, the financial information utilized by the Chief Operating Decision Maker when assessing segment performance and making resource allocations was adjusted in a way that affected how certain assets are grouped. This resulted in certain assets being reclassified between the steel mills segment, steel products segment, raw materials segment and corporate/eliminations in the segment footnote in order to align with the approach management uses to assess the performance of those segments. The segment data for the comparable periods has also been reclassified in order to conform to the current period presentation. These reclassifications did not have any impact on the consolidated asset balances nor did they impact any segment income statement amounts. The steel mills, steel products and raw materials segments are consistent with the way Nucor manages its business, which is based primarily upon the similarity of the types of products produced and sold by each segment (see Note 23).

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

Inventories Valuation Inventories are stated at the lower of cost or market. Inventories valued using the last-in, first-out (LIFO) method of accounting represent approximately 48% of total inventories as of December 31, 2015 (43% as of December 31, 2014). All inventories held by the parent company and Nucor-Yamato Steel Company are valued using the LIFO method of accounting except for supplies that are consumed indirectly in the production process, which are valued using the first-in, first-out (FIFO) method of accounting. All inventories held by other subsidiaries of the parent company are valued using the FIFO method of accounting. The Company records any amount required to reduce the carrying value of inventory to net realizable value as a charge to cost of products sold.

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

Goodwill and Other Intangibles Goodwill is the excess of cost over the fair value of net assets of businesses acquired. Goodwill is not amortized but is tested annually for impairment and whenever events or circumstances change that would make it more likely than not that an impairment may have occurred. We perform our annual impairment analysis as of the first day of the fourth quarter each year. The evaluation of impairment involves comparing the current estimated fair value of each reporting unit, which is a level below the reportable segment, to the recorded value, including goodwill. When appropriate, Nucor performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For certain reporting units, it is necessary to perform a quantitative analysis. In these instances, a discounted cash flow model is used to determine the current estimated fair value of these reporting units. A number of significant assumptions and estimates are involved in the application of the discounted cash flow model to forecast operating cash flows, including market growth and market share, sales volumes and prices, costs to produce, discount rate and estimated capital needs. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. Assumptions in estimating future cash flows are subject to a high degree of judgment and complexity. Changes in assumptions and estimates may affect the fair value of goodwill and could result in impairment charges in future periods.

Finite-lived intangible assets are amortized over their estimated useful lives.

Long-Lived Asset Impairments We evaluate our property, plant and equipment and finite-lived intangible assets for potential impairment on an individual asset basis or at the lowest level asset grouping for which independent cash flows can be separately identified. Asset impairments are assessed whenever circumstances indicate that the carrying amounts of those productive assets could exceed their projected undiscounted cash flows. When it is determined that impairment exists, the related assets are written down to their estimated fair market value.

Equity Method Investments Investments in joint ventures in which Nucor shares control over the financial and operating decisions but in which Nucor is not the primary beneficiary are accounted for under the equity method. Each of the Company’s equity method investments is subject to a review for impairment if, and when, circumstances indicate that a decline in value below its carrying amount may have occurred. Examples of such circumstances include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee; missed financial projections; a significant adverse change in the regulatory, economic or technological environment of the investee; a significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates; and recurring negative cash flows from operations. If management considers the decline to be other than temporary, the Company would write down the investment to its estimated fair market value.

Derivative Financial Instruments Nucor uses derivative financial instruments from time to time primarily to partially manage its exposure to price risk related to natural gas purchases used in the production process and to changes in interest rates on outstanding debt instruments. Nucor also uses derivatives to hedge a portion of our scrap, copper and aluminum purchases and sales. In addition, Nucor periodically uses forward foreign exchange contracts to hedge cash flows associated with certain assets and liabilities, firm commitments and anticipated transactions.

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

Foreign Currency Translation For Nucor’s operations where the functional currency is other than the U.S. dollar, assets and liabilities have been translated at year-end exchange rates and income and expenses translated using average exchange rates for the respective periods. Adjustments resulting from the process of translating an entity’s financial statements into the U.S. dollar have been recorded in accumulated other comprehensive income (loss) and are included in net earnings only upon sale or liquidation of the underlying investments. Foreign currency transaction gains and losses are included in net earnings in the period they occur.

Recently Adopted Accounting Pronouncements In the first quarter of 2015, Nucor adopted new accounting guidance which changes the criteria for determining which disposals can be presented as discontinued operations and modifies related disclosure requirements. This standard is applied prospectively for the Company beginning January 1, 2015. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

In November 2015, new accounting guidance was issued that requires entities to present deferred tax assets and deferred tax liabilities, along with any related valuation allowance, as noncurrent in a balance sheet. The standard is effective for annual and interim periods beginning after December 15, 2016, with early adoption permitted. We have early adopted this new guidance prospectively beginning with the consolidated balance sheet at December 31, 2015. Prior periods were not retrospectively adjusted.

Recently Issued Accounting Pronouncements In May 2014, new accounting guidance was issued that will supersede nearly all existing accounting guidance related to revenue recognition. The new guidance provides that an entity recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, additional accounting guidance was issued that deferred the effective date of this new accounting guidance by one year. As a result, the amendments are effective for the Company for annual and interim reporting periods beginning after December 15, 2017. The Company is evaluating adoption methods and the impact the amendments will have on its consolidated financial statements.

In August 2014, new accounting guidance was issued that specifies the responsibility that an entity’s management has to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern. The standard is effective for the Company for annual and interim periods beginning after December 15, 2016, and is not expected to have an effect on the Company’s consolidated financial statements.

In April 2015, new accounting guidance was issued that requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. This new guidance is effective for the Company for annual and interim periods beginning after December 15, 2015, and is not expected to have a material effect on the Company’s consolidated financial statements.

In September 2015, new accounting guidance was issued that requires an acquirer in a business combination to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The standard is effective for the Company for annual and interim periods beginning after December 15, 2015, and is not expected to have a material effect on the Company’s consolidated financial statements.

In January 2016, new accounting guidance was issued regarding the recognition and measurement of financial assets and financial liabilities. Changes to the current GAAP model primarily affect the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. In addition, the Financial Accounting Standards Board clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities and financial liabilities is largely unchanged. The standard is effective for the Company for annual and interim periods beginning after December 15, 2017, and is not expected to have a material effect on the Company’s consolidated financial statements.

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

We have allocated the purchase price for Gallatin to its individual assets acquired and liabilities assumed.

The following table summarizes the fair values of the assets acquired and liabilities assumed of Gallatin as of the date of acquisition:

(in thousands)

Cash	$48,957
Accounts receivable	82,291
Inventory	101,692
Other current assets	5,117
Property, plant and equipment	483,007
Goodwill	94,737
Other intangible assets	67,150
Other assets	2,529

Total assets acquired	885,480

Current liabilities	104,315
Long-term debt	2,093

Total liabilities assumed	106,408

Net assets acquired	$779,072

The following table summarizes the purchase price allocation to the identifiable intangible assets of Gallatin as of the date of acquisition:

	(in thousands, except years)
		Weighted- Average Life

Customer relationships	$58,250	20 years
Trademarks and trade names	8,900	5 years

	$67,150

The goodwill of $94.7 million is primarily attributed to the synergies expected to arise after the acquisition and has been allocated to the steel mills segment (see Note 9). Goodwill recognized for tax purposes was $98.1 million, all of which is deductible for tax purposes.

Other minor acquisitions, exclusive of purchase price adjustments of acquisitions made and net of cash acquired, totaled $19.1 million in 2015, $38.5 million in 2014, and none in 2013.

4. SHORT-TERM INVESTMENTS

Nucor held $100.0 million of short-term investments, which consisted of fixed term deposits and certificates of deposit (CDs), as of December 31, 2015, and December 31, 2014. These investments are classified as available-for-sale. The interest rates on the fixed term deposits and CDs are fixed at inception and interest income is recorded as earned.

No realized or unrealized gains or losses were incurred in 2015, 2014 or 2013.

The contractual maturities of all of the fixed term deposits and CDs outstanding at December 31, 2015 are before December 31, 2016.

5. ACCOUNTS RECEIVABLE

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of our customers to make required payments. Accounts receivable are stated net of the allowance for doubtful accounts of $43.2 million at December 31, 2015 ($65.4 million at December 31, 2014, and $58.3 million at December 31, 2013).

6. INVENTORIES

Inventories consist of approximately 38% raw materials and supplies and 62% finished and semi-finished products at December 31, 2015 (40% and 60%, respectively, at December 31, 2014). Nucor’s manufacturing process consists of a continuous, vertically integrated process from which products are sold to customers at various stages throughout the process. Since most steel products can be classified as either finished or semi-finished products, these two categories of inventory are combined.

If the FIFO method of accounting had been used, inventories would have been $100.6 million higher at December 31, 2015 ($567.4 million higher at December 31, 2014). Use of the lower of cost or market method reduced inventories by $5.1 million at December 31, 2015 ($2.7 million at December 31, 2014).

7. PROPERTY, PLANT AND EQUIPMENT

(in thousands)

December 31,	2015	2014

Land and improvements	$585,057	$576,511
Buildings and improvements	1,033,610	1,018,342
Machinery and equipment	10,229,602	10,080,640
Proved oil and gas properties	586,362	584,466
Construction in process and equipment deposits	197,278	193,594

	12,631,909	12,453,553
Less accumulated depreciation	(7,740,756)	(7,165,914)

	$4,891,153	$5,287,639

The estimated useful lives primarily range from 5 to 25 years for land improvements, 4 to 40 years for buildings and improvements and 2 to 15 years for machinery and equipment. The useful life for proved oil and gas properties is based on the unit-of-production method and varies by well.

Included within property, plant and equipment, net at December 31, 2015, is $20.3 million of assets, net of accumulated depreciation, under a capital lease agreement ($22.8 million at December 31, 2014). The gross amount of property, plant and equipment acquired in 2014 under the capital lease was $25.4 million, which was not included in capital expenditures on the condensed consolidated statement of cash flows in 2014. Total obligations associated with this capital lease agreement were $21.0 million at December 31, 2015 ($23.2 million at December 31, 2014), of which $2.3 million was classified in accrued expenses and other current liabilities ($2.2 million at December 31, 2014) and $18.7 million was classified in deferred credits and other liabilities ($21.0 million at December 31, 2014) in the consolidated balance sheets.

In 2013, one of three iron ore storage domes collapsed at Nucor Steel Louisiana in St. James Parish. At that time, Nucor initially recorded a partial write-down of assets at the facility, including $21.0 million of property, plant and equipment and $7.0 million of inventory, offset by a $14.0 million insurance receivable that was based on management’s best estimate of probable insurance recoveries. As of December 31, 2015, Nucor has received initial payments of $10.3 million related to the insurance receivable. Nucor finalized its assessment process related to the two remaining storage domes during the third quarter of 2015 and determined that those domes would no longer be utilized. The Company recorded an associated write-down of property, plant and equipment of $19.4 million, offset by an $11.7 million insurance receivable that was based on management’s best estimate of probable insurance recoveries. As of December 31, 2015, the insurance receivable related to the three iron ore storage domes totaled $15.4 million. The net charge of $7.7 million associated with the write-down of the two remaining domes in 2015 and the net charge of $14.0 million related to the write-down of the first dome and inventory in 2013 are included in impairments and losses on assets in the consolidated statements of earnings.

In the fourth quarter of 2015, we determined that certain assets, the majority of which are engineering and equipment related to the current blast furnace project at our St. James Parish, Louisiana site, will not be utilized. As a result of this determination, Nucor recorded an $84.1 million impairment charge for the entire balance of those assets, which are included in the raw materials segment. The impairment charge is included in impairments and losses on assets in the consolidated statements of earnings. The assets that were impaired, the majority of which were acquired in 2008, were a viable option that were anticipated to be utilized up until the decision was made that such assets would not be utilized. The decision about whether or not to move forward with construction of the blast furnace utilizing these assets was delayed to focus on the construction of the DRI plant at the site. The decision was further delayed because of challenging conditions in domestic and global steel industries, particularly increased excess capacity, both domestically and globally. In the meantime, technology advances and supply and demand in the raw materials market led management to reconsider its plans for the previously proposed blast furnace. If we decide to proceed with a blast furnace at the site in the future, the project design will be evaluated at that time utilizing new equipment and engineering.

Due to the current natural gas pricing environment, Nucor performed an impairment assessment of its producing natural gas well assets in December 2015. One of the main assumptions that most significantly affects the undiscounted cash flows determination is management’s estimate of future natural gas prices. The pricing used in this impairment assessment was developed by management based on natural gas market supply and demand dynamics, in conjunction with a review of projections by numerous sources of market data. This analysis was performed on each of Nucor’s three groups of wells, with each group defined by common geographic location. Each of Nucor’s three groups of wells passed the impairment test. One of the groups of wells had estimated undiscounted cash flows that were noticeably closer to its carrying value of $87.2 million as of December 31, 2015. Changes in the natural gas industry or a prolonged low price environment beyond what had already been assumed in the analysis could cause management to revise the natural gas price assumption, which could possibly result in an impairment of a portion or all of the groups of wells assets.

Nucor capitalized $0.3 million of interest expense in 2015 ($2.9 million in 2014 and $10.9 million in 2013) related to the borrowing costs associated with various construction projects.

8. RESTRICTED CASH AND INVESTMENTS

There were no restricted cash or investments as of December 31, 2015 or December 31, 2014. In November 2010, Nucor issued $600.0 million in 30-year Gulf Opportunity Zone bonds, the net proceeds of which were accounted for as restricted cash and investments. The restricted cash and investments were held in a trust account and were used to partially fund the capital costs associated with the construction of Nucor’s DRI facility in St. James Parish, Louisiana. Funds were disbursed as qualified expenditures for the construction of the facility were made ($275.3 million in 2013).

9. GOODWILL AND OTHER INTANGIBLE ASSETS

The change in the net carrying amount of goodwill for the years ended December 31, 2015 and 2014 by segment is as follows:

(in thousands)

	Steel Mills	Steel Products	Raw Materials	Total

Balance, December 31, 2013	$495,897	$774,486	$703,225	$1,973,608
Acquisitions	98,505	—	—	98,505
Translation	—	(30,112)	—	(30,112)
Other	—	311	26,352	26,663
Balance, December 31, 2014	594,402	744,685	729,577	2,068,664
Translation	—	(53,618)	—	(53,618)
Other	(3,768)	—	—	(3,768)
Balance, December 31, 2015	$590,634	$691,067	$729,577	$2,011,278

The majority of goodwill is not tax deductible.

Goodwill increased by $26.4 million in the third quarter of 2014 due to a correction of deferred taxes related to purchase accounting for the acquisition of The David J. Joseph Company in 2008. This correction did not have an impact on the consolidated statements of earnings, consolidated statements of comprehensive income or the consolidated statements of cash flows in the year of correction or any prior period. Also, this correction had no impact on the results of the goodwill impairment assessments performed in prior periods and is not material to the year of correction or any prior period.

Intangible assets with estimated lives of 5 to 22 years are amortized on a straight-line or accelerated basis and are comprised of the following:

(in thousands)

December 31,	2015		2014
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization

Customer relationships	$1,185,299	$517,817	$1,199,942	$454,353
Trademarks and trade names	155,864	57,756	158,584	48,356
Other	23,025	17,943	22,823	16,547
	$1,364,188	$593,516	$1,381,349	$519,256

Intangible asset amortization expense was $74.3 million in 2015 ($72.4 million in 2014 and $74.4 million in 2013). Annual amortization expense is estimated to be $70.9 million in 2016, $68.7 million in 2017, $65.9 million in 2018, $63.4 million in 2019 and $61.0 million in 2020.

The Company completed its annual goodwill impairment testing as of the first day of the fourth quarters of 2015, 2014 and 2013 and concluded that as of such dates there was no impairment of goodwill for any of its reporting units. We do not believe there are any reporting units at significant risk of goodwill impairment in the next twelve months. However, assumptions in estimating reporting unit fair values are subject to a high degree of judgment and complexity. Changes in assumptions and estimates may affect the estimated reporting unit fair values and could result in impairment charges in future periods.

There are no significant historical accumulated impairment charges, by segment or in the aggregate, related to goodwill.

10. EQUITY INVESTMENTS

The carrying value of our equity investments in domestic and foreign companies was $746.6 million at December 31, 2015 ($872.5 million at December 31, 2014), and is recorded in other assets in the consolidated balance sheets.

Duferdofin Nucor Nucor owns a 50% economic and voting interest in Duferdofin Nucor S.r.l. (Duferdofin Nucor), an Italian steel manufacturer, and accounts for the investment (on a one-month lag basis) under the equity method, as control and risk of loss are shared equally between the members.

Nucor’s investment in Duferdofin Nucor at December 31, 2015, was $258.2 million ($412.9 million at December 31, 2014). Nucor’s 50% share of the total net assets of Duferdofin Nucor was $93.0 million at December 31, 2015, resulting in a basis difference of $165.2 million due to the step-up to fair value of certain assets and liabilities attributable to Duferdofin Nucor as well as the identification of goodwill ($84.1 million) and finite-lived intangible assets. This basis difference, excluding the portion attributable to goodwill, is being amortized based on the remaining estimated useful lives of the various underlying net assets, as appropriate. Amortization expense associated with the fair value step-up was $8.8 million in 2015 ($10.5 million in 2014 and $11.2 million in 2013).

As of December 31, 2015, Nucor had outstanding notes receivable of €35.0 million ($38.2 million) from Duferdofin Nucor (€35.0 million, or $42.5 million, as of December 31, 2014). The notes receivable bear interest at 1.14% and will reset annually on September 30 to the twelve-month Euro Interbank Offered Rate (Euribor) plus 1% per year. The principal amounts are due on January 31, 2019. As of December 31, 2015, and December 31, 2014, the note receivable was classified in other assets in the consolidated balance sheets.

Nucor has issued a guarantee, the fair value of which is immaterial, for its ownership percentage (50%) of Duferdofin Nucor’s borrowings under Facility A of a Structured Trade Finance Facilities Agreement. The maximum amount Duferdofin Nucor could borrow under Facility A was €122.5 million ($133.6 million) at December 31, 2015. As of December 31, 2015, there was €119.0 million ($129.8 million) outstanding under that facility (€107.0 million, or $129.9 million, at December 31, 2014). Facility A was recently amended to extend the maturity date to October 12, 2018. Nucor previously had also issued a guarantee for its ownership percentage (50%) of Duferdofin Nucor’s borrowing under the Standby Medium Long Term Loan Credit Facility. During the fourth quarter of 2015, Nucor and its joint-venture partner provided capital contributions to Duferdofin Nucor that were used to pay the outstanding balance of the Standby Medium Long Term Loan Credit Facility, which was terminated. Duferdofin Nucor had the maximum borrowing amount outstanding under the facility of €60.0 million ($72.8 million) at December 31, 2014. The fair value of the guarantee related to the Standby Medium Long Term Loan Credit Facility was immaterial at December 31, 2014. If Duferdofin Nucor fails to pay when due any amounts for which it is obligated under Facility A, Nucor could be required to pay 50% of such amounts pursuant to and in accordance with the terms of its guarantee. Any indebtedness of Duferdofin Nucor to Nucor is effectively subordinated to the indebtedness of Duferdofin Nucor under Facility A. Nucor has not recorded any liability associated with this guarantee.

NuMit Nucor has a 50% economic and voting interest in NuMit LLC (NuMit). NuMit owns 100% of the equity interest in Steel Technologies LLC, an operator of 25 sheet processing facilities located throughout the United States, Canada and Mexico. Nucor accounts for the investment in NuMit (on a one-month lag basis) under the equity method, as control and risk of loss are shared equally between the members. Nucor’s investment in NuMit at December 31, 2015, was $314.5 million ($301.5 million as of December 31, 2014). Nucor received distributions of $13.1 million, $52.7 million, and $6.7 million from NuMit during 2015, 2014, and 2013, respectively.

Hunter Ridge Nucor has a 50% economic and voting interest in Hunter Ridge Energy Services LLC (Hunter Ridge). Hunter Ridge provides services for the gathering, separation and compression of energy products including natural gas produced by Nucor’s working interest drilling programs. Nucor accounts for the investment (on a one-month lag basis) under the equity method, as control and risk of loss are shared equally between the members. Nucor’s investment in Hunter Ridge at December 31, 2015, was $135.9 million ($138.6 million at December 31, 2014).

Recent declines in natural gas pricing have led to reduced natural gas drilling activity. Sustained or further reductions in natural gas production activity could lead to reduced utilization of the Hunter Ridge assets. We will continue to monitor for potential triggering events that could affect the carrying value of our investment in Hunter Ridge as a result of future market conditions and any changes in business strategy.

All Equity Investments Nucor reviews its equity investments for impairment if and when circumstances indicate that a decline in value below their carrying amounts may have occurred. In the fourth quarter of 2015, Nucor assessed its equity investment in Duferdofin Nucor for impairment due to the protracted challenging steel market conditions caused by excess global overcapacity, which increased in 2015, and the difficult economic environment in Europe. Our assessment was negatively impacted by unfavorable operating performance and deterioration in financial projections due to the increased global oversupply in 2015. After completing its assessment, Nucor determined that the carrying amount exceeded its estimated fair value. The impairment condition was considered to be other than temporary and therefore the Company recorded a $153.0 million impairment charge against the Company’s investment in Duferdofin Nucor in the fourth quarter of 2015. This charge is included in impairments and losses on assets in the consolidated statements of earnings. The assumptions that most significantly affect the fair value determination include projected revenues, metal margins and the discount rate. The Company-specific inputs for measuring fair value are considered “Level 3” or unobservable inputs that are not corroborated by market data under applicable fair value authoritative guidance, as quoted market prices are not available. Steel market conditions in Europe have continued to be challenging through the fourth quarter of 2015, and, therefore, it is reasonably possible that material deviation of future performance from the estimates used in our most recent valuation could result in further impairment of our investment in Duferdofin Nucor. We will continue to monitor for potential triggering events that could affect the carrying value of our investment in Duferdofin Nucor as a result of future market conditions and any changes in business strategy.

It is possible that the future performance of Duferdofin Nucor could affect the recorded value of the note receivable the Company has with Duferdofin Nucor and any potential liability associated with the Company’s guarantees of the indebtedness of Duferdofin Nucor as discussed above.

11. CURRENT LIABILITIES

Book overdrafts, included in accounts payable in the consolidated balance sheets, were $62.8 million at December 31, 2015 ($107.9 million at December 31, 2014). Accrued vacation and holiday pay, included in salaries, wages and related accruals in the consolidated balance sheets, was $80.4 million at December 31, 2015 ($75.3 million at December 31, 2014). Dividends payable, included in accrued expenses and other current liabilities in the consolidated balance sheets, were $120.2 million at December 31, 2015 ($119.7 million at December 31, 2014).

12. DEBT AND OTHER FINANCING ARRANGEMENTS

(in thousands)
December 31,	2015	2014
Industrial revenue bonds:
0.17% to 0.42%, variable, due from 2015 to 2040	$1,010,600	$1,026,935
Notes, 5.75%, due 2017	600,000	600,000
Notes, 5.85%, due 2018	500,000	500,000
Notes, 4.125%, due 2022	600,000	600,000
Notes, 4.0%, due 2023	500,000	500,000
Notes, 6.40%, due 2037	650,000	650,000
Notes, 5.20%, due 2043	500,000	500,000

	4,360,600	4,376,935
Less current maturities	—	(16,335)

Total long-term debt due after one year	$4,360,600	$4,360,600

Annual aggregate long-term debt maturities are: none in 2016, $600.0 million in 2017, $500.0 million in 2018, none in 2019, $20.0 million in 2020 and $3.241 billion thereafter.

In October 2014, Nucor issued approximately $300 million of commercial paper to partially fund the acquisition of Gallatin. All commercial paper instruments matured within 90 days. The balance outstanding and presented in short-term debt in the consolidated balance sheet at December 31, 2014, was $151.4 million. As of December 31, 2015, no commercial paper was outstanding.

Nucor has a $1.50 billion unsecured revolving credit facility that matures in August 2018. The unsecured revolving credit facility provides up to $1.50 billion in revolving loans and allows up to $500.0 million in additional commitments at Nucor’s election in accordance with the terms set forth in the credit agreement. Up to the equivalent of $850.0 million of the credit facility is available for foreign currency loans, up to $500.0 million is available for the issuance of letters of credit and up to $500.0 million is available for the issuance of revolving loans for Nucor subsidiaries in accordance with terms set forth in the credit agreement. The credit facility provides for a pricing grid based upon the credit rating of Nucor’s senior unsecured long-term debt and, alternatively, interest rates quoted by lenders in connection with competitive bidding. The credit facility includes customary financial and other covenants, including a limit on the ratio of funded debt to capital of 60%, a limit on Nucor’s ability to pledge the Company’s assets and a limit on consolidations, mergers and sales of assets. As of December 31, 2015, Nucor’s funded debt to total capital ratio was 36%, and Nucor was in compliance with all covenants under the credit facility. No borrowings were outstanding under the credit facility as of December 31, 2015 and 2014.

Harris Steel has credit facilities totaling approximately $25.1 million, with no outstanding borrowings at December 31, 2015 ($1.5 million at December 31, 2014). In addition, the business of Nucor Trading S.A. is financed by uncommitted trade credit arrangements with a number of European banking institutions. As of December 31, 2015, Nucor Trading S.A. had outstanding borrowings of $51.3 million, which is presented in short-term debt in the consolidated balance sheets ($54.6 million at December 31, 2014).

Letters of credit totaling $58.0 million were outstanding as of December 31, 2015 ($42.2 million as of December 31, 2014), related to certain obligations, including workers’ compensation, utilities deposits and credit arrangements by Nucor Trading S.A. for commitments to purchase inventories.

13. CAPITAL STOCK

The par value of Nucor’s common stock is $0.40 per share and there are 800 million shares authorized. In addition, 250,000 shares of preferred stock, par value of $4.00 per share, are authorized, with preferences, rights and restrictions as may be fixed by Nucor’s Board of Directors. There are no shares of preferred stock issued or outstanding.

In September 2015, Nucor’s Board of Directors approved the repurchase of up to $900 million of the Company’s common stock. The Board of Directors also terminated any previously authorized repurchase programs. The Company repurchased $66.5 million of common stock in 2015 (no repurchases in 2014 or 2013).

14. DERIVATIVE FINANCIAL INSTRUMENTS

The following tables summarize information regarding Nucor’s derivative instruments:

Fair Value of Derivative Instruments

		(in thousands)
		Fair Value
December 31,	Consolidated Balance Sheet Location	2015	2014

Asset derivatives not designated as hedging instruments:
Commodity contracts	Other current assets	$—	$1,856
Foreign exchange contracts	Other current assets	909	372

Total asset derivatives		$909	$2,228

Liability derivatives designated as hedging instruments:
Commodity contracts	Accrued expenses and other current liabilities	$(15,700)	$(6,400)
Commodity contracts	Deferred credits and other liabilities	(2,800)	(6,300)

Total liability derivatives designated as hedging instruments		(18,500)	(12,700)

Liability derivatives not designated as hedging instruments:
Commodity contracts	Accrued expenses and other current liabilities	(353)	—

Total liability derivatives not designated as hedging instruments		(353)	—

Total liability derivatives		$(18,853)	$(12,700)

The Effect of Derivative Instruments on the Consolidated Statements of Earnings

Derivatives Designated as Hedging Instruments									(in thousands)
Derivatives in Cash Flow Hedging Relationships	Statement of Earnings Location	Amount of Gain or (Loss), net of tax, Recognized in OCI on Derivatives (Effective Portion)			Amount of Gain or (Loss), net of tax, Reclassified from Accumulated OCI into Earnings on Derivatives (Effective Portion)			Amount of Gain or (Loss), net of tax, Recognized in Earnings on Derivatives (Ineffective Portion)
		2015	2014	2013	2015	2014	2013	2015	2014	2013

Commodity contracts	Cost of products sold	$(9,498)	$(8,542)	$—	$(5,798)	$(542)	$—	$—	$—	$—

Derivatives Not Designated as Hedging Instruments			(in thousands)
Derivatives Not Designated as Hedging Instruments	Statement of Earnings Location	Amount of Gain or (Loss) Recognized in Earnings on Derivatives
		2015	2014	2013

Commodity contracts	Cost of products sold	$2,894	$1,890	$4,622
Foreign exchange contracts	Cost of products sold	2,392	748	112

Total		$5,286	$2,638	$4,734

At December 31, 2015, natural gas swaps covering approximately 13.8 million MMBTUs (extending through June 2017) were outstanding.

15. FAIR VALUE MEASUREMENTS

The following table summarizes information regarding Nucor’s financial assets and liabilities that are measured at fair value as of December 31, 2015 and 2014. Nucor does not have any non-financial assets or liabilities that are measured at fair value on a recurring basis.

				(in thousands)
		Fair Value Measurements at Reporting Date Using
December 31,	Carrying Amount in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

2015
Assets:
Cash equivalents	$1,668,567	$1,668,567	$ —
Short-term investments	100,000	100,000	—
Foreign exchange contracts	909	—	909	—
Total assets	$1,769,476	$1,768,567	$ 909	—
Liabilities:
Commodity contracts	$ (18,853)	—	$ (18,853)	—

2014
Assets:
Cash equivalents	$ 861,656	$ 861,656	$ —
Short-term investments	100,000	100,000	—
Foreign exchange and commodity contracts	2,228	—	2,228	—
Total assets	$ 963,884	$ 961,656	$ 2,228	—
Liabilities:
Commodity contracts	$ (12,700)	—	$ (12,700)	—

Fair value measurements for Nucor’s cash equivalents and short-term investments are classified under Level 1 because such measurements are based on quoted market prices in active markets for identical assets. Fair value measurements for Nucor’s derivatives are classified under Level 2 because such measurements are based on published market prices for similar assets or are estimated based on published market prices for similar assets or are estimated based on observable inputs such as interest rates, yield curves, credit risks, spot and future commodity prices and spot and future exchange rates. There were no transfers between levels in the fair value hierarchy for the periods presented.

The fair value of short-term and long-term debt, including current maturities, was approximately $4.47 billion at December 31, 2015 ($4.97 billion at December 31, 2014). The debt fair value estimates are classified under Level 2 because such estimates are based on readily available market prices of our debt at December 31, 2015 and 2014, or similar debt with the same maturities, ratings and interest rates.

Disclosures are required for certain assets and liabilities that are measured at fair value, but are recognized and disclosed on a nonrecurring basis in periods subsequent to initial recognition. For Nucor, our equity investment in Duferdofin Nucor was measured at fair value as a result of the impairment recorded in 2015 (see Note 10).

16. CONTINGENCIES

Nucor is subject to environmental laws and regulations established by federal, state and local authorities and, accordingly, makes provision for the estimated costs of compliance. Of the undiscounted total of $21.1 million of accrued environmental costs at December 31, 2015 ($27.2 million at December 31, 2014), $9.7 million was classified in accrued expenses and other current liabilities ($11.3 million at December 31, 2014) and $11.4 million was classified in deferred credits and other liabilities ($15.9 million at December 31, 2014). Inherent uncertainties exist in these estimates primarily due to unknown conditions, evolving remediation technology and changing governmental regulations and legal standards.

Nucor has been named, along with other major steel producers, as a co-defendant in several related antitrust class-action complaints filed by Standard Iron Works and other steel purchasers in the United States District Court for the Northern District of Illinois. The majority of these complaints were filed in September and October of 2008, with two additional complaints being filed in July and December of 2010. Two of these complaints have been voluntarily dismissed and are no longer pending. The plaintiffs allege that from April 1, 2005, through December 31, 2007, eight steel manufacturers, including Nucor, engaged in anticompetitive activities with respect to the production and sale of steel. The plaintiffs seek monetary and other relief on behalf of themselves and a putative class of all purchasers of steel products from the defendants in the U.S. between April 1, 2005, and December 31, 2007. Five of the eight defendants have reached court approved settlements with the plaintiffs. On September 9, 2015, the District Court entered an order ruling on issues of class certification. The Court granted in part, and denied in part, the plaintiffs’ motion, certifying a class solely on the issue of whether defendants engaged in a conspiracy in violation of the antitrust laws, and declining to certify a class on the issues of antitrust impact and damages. We continue to believe the plaintiffs’ claims are without merit and will continue to vigorously defend against them, but we cannot at this time predict the outcome of this litigation or estimate the range of Nucor’s potential exposure and, consequently, have not recorded any reserves or contingencies related to this lawsuit.

On March 25, 2014, a jury in the U.S. District Court for the Southern District of Texas returned a verdict against Nucor and its co-defendants in an antitrust lawsuit brought by plaintiff MM Steel, LP, a steel plate service center located in Houston. The jury returned a verdict of $52.0 million in damages against all defendants jointly and severally. On June 1, 2014, pursuant to antitrust laws providing for treble damages, the court awarded a judgment to MM Steel jointly and severally against the defendants in an amount totaling $160.8 million after including costs and attorneys’ fees. As a result of post-verdict developments, including settlements reached by various other parties, the Company’s practical estimable exposure was reduced to approximately $40.0 million. The Company appealed the judgment to the U.S. Court of Appeals for the Fifth Circuit, and on November 25, 2015, the Fifth Circuit reversed the verdict against Nucor finding that there was not sufficient evidence to support liability against the Company, thereby reducing our current practical estimate exposure to zero.

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

A summary of activity under Nucor’s stock option plans is as follows:

					(shares in thousands)
Year Ended December 31,	2015		2014		2013
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Number of shares under option:
Outstanding at beginning of year	2,422	$42.39	2,089	$40.47	1,543	$39.03
Granted	700	$47.59	469	$50.63	546	$44.51
Exercised	(10)	$42.34	(136)	$41.30	—	—
Canceled	(20)	$50.63	—	—	—	—

Outstanding at end of year	3,092	$43.51	2,422	$42.39	2,089	$40.47

Options exercisable at end of year	1,531	$39.35	1,263	$40.40	1,012	$39.75

The shares reserved for future grants as of December 31, 2015, 2014 and 2013 are reflected in the restricted stock units table below. The total intrinsic value of options (the amount by which the stock price exceeded the exercise price of the option on the date of exercise) that were exercised during 2015 was $0.1 million ($2.0 million in 2014 and none in 2013).

The following table summarizes information about stock options outstanding at December 31, 2015:

			(shares in thousands)
	Options Outstanding
Exercise Price	Options Outstanding	Options Exercisable	Weighted-Average Remaining Contractual Life

$35.76	689	689	6.4 years
$41.43	242	242	4.4 years
$42.34	520	520	5.4 years
$44.51	506	80	7.4 years
$47.59	700	—	9.4 years
$50.63	435	—	8.4 years
$35.76 – $ 50.63	3,092	1,531	7.2 years

As of December 31, 2015, the total aggregate intrinsic value of both options outstanding and options exercisable was $3.1 million. Options for which the exercise price exceeded the closing market price of a share of the Company’s common stock at December 31, 2015 were excluded from the calculation of aggregate intrinsic value.

The grant date fair value of options granted was $11.71 per share in 2015 ($17.48 per share in 2014 and $15.03 per share in 2013). The fair value was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2015	2014	2013

Exercise price	$47.59	$50.63	$44.51
Expected dividend yield	3.13%	2.92%	3.30%
Expected stock price volatility	33.32%	45.00%	46.94%
Risk-free interest rate	1.86%	2.03%	1.51%
Expected life (in years)	6.5	6.5	6.5

Stock options granted to employees who are eligible for retirement on the date of grant are expensed immediately since these awards vest upon retirement from the Company. Retirement, for purposes of vesting in these stock options, means termination of employment after satisfying age and years of service requirements. Similarly, stock options granted to employees who will become retirement-eligible prior to the end of the vesting term are expensed over the period through which the employee will become retirement-eligible. Compensation expense for stock options granted to employees who are not retirement-eligible is recognized on a straight-line basis over the vesting period. Compensation expense for stock options was $7.4 million in 2015 ($7.7 million in 2014 and $8.6 million in 2013). As of December 31, 2015, unrecognized compensation expense related to stock options was $1.3 million, which is expected to be recognized over 2.2 years.

Restricted Stock Units Nucor annually grants restricted stock units (RSUs) to key employees, officers and non-employee directors. The RSUs typically vest and are converted to common stock in three equal installments on each of the first three anniversaries of the grant date. A portion of the RSUs awarded to an officer vest upon the officer’s retirement. Retirement, for purposes of vesting in these units only, means termination of employment with approval of the Compensation and Executive Development Committee of the Board of Directors after satisfying age and years of service requirements. RSUs granted to non-employee directors are fully vested on the grant date and are payable to the non-employee director in the form of common stock after the termination of the director’s service on the Board of Directors.

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

Cash dividend equivalents are paid to holders of RSUs each quarter. Dividend equivalents paid on units expected to vest are recognized as a reduction in retained earnings.

The fair value of the RSUs is determined based on the closing stock price of Nucor’s common stock on the date of grant. A summary of Nucor’s restricted stock unit activity is as follows:

					(shares in thousands)
Year Ended December 31,	2015		2014		2013
	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value
Restricted stock units:
Unvested at beginning of year	1,012	$45.98	1,122	$42.51	1,106	$40.80
Granted	790	$47.59	655	$50.63	789	$44.51
Vested	(756)	$44.99	(752)	$44.90	(762)	$42.15
Canceled	(15)	$46.61	(13)	$42.66	(11)	$39.08

Unvested at end of year	1,031	$47.93	1,012	$45.98	1,122	$42.51

Shares reserved for future grants (stock options and RSUs)	10,349		11,851		10,486

Compensation expense for RSUs was $34.8 million in 2015 ($32.6 million in 2014 and 2013). The total fair value of shares vested during 2015 was $35.8 million ($38.1 million in 2014 and $34.1 million in 2013). As of December 31, 2015, unrecognized compensation expense related to unvested RSUs was $31.3 million, which is expected to be recognized over a weighted-average period of 2.1 years.

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

A summary of Nucor’s restricted stock activity under the AIP and the LTIP is as follows:

					(shares in thousands)
Year Ended December 31,	2015		2014		2013
	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value

Restricted stock awards and units:
Unvested at beginning of year	65	$48.20	73	$45.49	72	$43.72
Granted	136	$47.07	127	$50.35	122	$47.36
Vested	(138)	$47.15	(135)	$48.76	(121)	$46.32
Canceled	—	—	—	—	—	—

Unvested at end of year	63	$48.07	65	$48.20	73	$45.49

Shares reserved for future grants	975		1,111		1,238

Compensation expense for common stock and common stock units awarded under the AIP and the LTIP is recorded over the performance measurement and vesting periods based on the anticipated number and market value of shares of common stock and common stock units to be awarded. Compensation expense for anticipated awards based upon Nucor’s financial performance, exclusive of amounts payable in cash, was $3.4 million in 2015 ($6.1 million in 2014 and $6.3 million in 2013). The total fair value of shares vested during 2015 was $6.5 million ($6.8 million in 2014 and $5.7 million in 2013). As of December 31, 2015, unrecognized compensation expense related to unvested restricted stock awards was $0.8 million, which is expected to be recognized over a weighted-average period of 1.6 years.

18. EMPLOYEE BENEFIT PLANS

Nucor makes contributions to a Profit Sharing and Retirement Savings Plan for qualified employees based on the profitability of the Company. Nucor’s expense for these benefits totaled $60.5 million in 2015 ($110.1 million in 2014 and $71.7 million in 2013). The related liability for these benefits is included in salaries, wages and related accruals.

Nucor also has a medical plan covering certain eligible early retirees. The unfunded obligation, included in deferred credits and other liabilities in the consolidated balance sheets, totaled $15.6 million at December 31, 2015 ($14.1 million at December 31, 2014). The expense associated with this early retiree medical plan totaled $1.1 million in 2015 (benefits of $0.6 million in 2014 and 2013.)

The discount rate used was 4.4% in 2015 (3.8% in 2014 and 4.6% in 2013). The health care cost increase trend rate used was 7.1% in 2015 (6.5% in 2014 and 6.6% in 2013). The health care cost increase in the trend rate is projected to decline gradually to 4.5% by 2037.

19. INTEREST EXPENSE (INCOME)

The components of net interest expense are as follows:

			(in thousands)
Year Ended December 31,	2015	2014	2013

Interest expense	$177,543	$174,142	$151,986
Interest income	(4,012)	(4,886)	(5,091)

Interest expense, net	$173,531	$169,256	$146,895

Interest paid was $180.0 million in 2015 ($180.5 million in 2014 and $141.2 million in 2013).

20. INCOME TAXES

Components of earnings (losses) from continuing operations before income taxes and noncontrolling interests are as follows:

			(in thousands)
Year Ended December 31,	2015	2014	2013

United States	$875,038	$1,161,953	$755,921
Foreign	(165,800)	42,624	35,202

	$709,238	$1,204,577	$791,123

The provision for income taxes consists of the following:

			(in thousands)
Year Ended December 31,	2015	2014	2013

Current:
Federal	$285,856	$247,898	$138,343
State	4,618	30,790	223
Foreign	5,198	19,235	10,464

Total current	295,672	297,923	149,030

Deferred:
Federal	(64,482)	94,991	36,157
State	(6,041)	3,958	(39)
Foreign	(11,995)	(8,085)	20,446

Total deferred	(82,518)	90,864	56,564

Total provision for income taxes	$213,154	$388,787	$205,594

A reconciliation of the federal statutory tax rate (35%) to the total provision is as follows:

Year Ended December 31,	2015	2014	2013

Taxes computed at statutory rate	35.00%	35.00%	35.00%

State income taxes, net of federal income tax benefit	(0.32)	3.32	0.02

Federal research credit	(0.50)	(0.27)	(0.79)

Domestic manufacturing deduction	(3.40)	(2.27)	(1.74)

Equity in losses of foreign joint venture	0.98	0.85	1.36

Impairment on investment in foreign joint venture	7.55	—	—

Foreign rate differential	(1.72)	(0.93)	(2.35)

Noncontrolling interests	(6.84)	(2.96)	(4.32)

Out-of-period correction	(1.37)	(1.10)	(2.57)

Other, net	0.67	0.64	1.38

Provision for income taxes	30.05%	32.28%	25.99%

The 2015 provision included a $9.7 million out-of-period non-cash gain related to a correction to tax balances. The 2014 and 2013 provisions included out-of-period non-cash gains related to corrections to tax balances of $13.2 million and $21.3 million, respectively. These out-of-period adjustments were not material to the period of correction or any previously reported periods.

Deferred tax assets and liabilities resulted from the following:

	(in thousands)
December 31,	2015	2014

Deferred tax assets:
Accrued liabilities and reserves	$209,854	$154,381
Allowance for doubtful accounts	12,912	24,741
Inventory	208,799	189,120
Post-retirement benefits	9,773	898
Commodity hedges	7,149	4,773
Net operating loss carryforward	14,690	9,880
Tax credit carryforwards	19,601	29,142

Total deferred tax assets	482,778	412,935

Deferred tax liabilities:
Holdbacks and amounts not due under contracts	(10,479)	(14,945)
Cumulative translation adjustments	(3,325)	(1,819)
Intangibles	(244,496)	(236,618)
Property, plant and equipment	(673,676)	(698,567)

Total deferred tax liabilities	(931,976)	(951,949)

Total net deferred tax liabilities	$(449,198)	$(539,014)

In November 2015, new accounting guidance was issued that requires deferred tax liabilities and assets to be classified as noncurrent in a classified statement of financial position. The standard is effective for annual and interim periods beginning after December 15, 2016, with early adoption permitted. We have early adopted this new guidance prospectively beginning with the consolidated balance sheet at December 31, 2015. Prior periods were not retrospectively adjusted.

As a result of the prospective adoption of the new accounting guidance, there were no current deferred tax assets at December 31, 2015. Current deferred tax assets included in other current assets were $253.4 million at December 31, 2014. Also as a result of the prospective adoption of the new accounting guidance, there were no current deferred tax liabilities at December 31, 2015. Current deferred tax liabilities included in other current liabilities were $13.1 million at December 31, 2014. Non-current deferred tax liabilities included in deferred credits and other liabilities were $449.2 million at December 31, 2015 ($779.3 million at December 31, 2014). Nucor paid $260.3 million in net federal, state and foreign income taxes in 2015 ($398.7 million and $64.8 million in 2014 and 2013, respectively).

Cumulative undistributed foreign earnings for which U.S. taxes have not been provided are included in consolidated retained earnings in the amount of $169.6 million at December 31, 2015 ($194.0 million at December 31, 2014). These earnings are considered to be indefinitely reinvested and, accordingly, no provisions for U.S. federal and state income taxes are required. It is not practicable to determine the amount of unrecognized deferred tax liability related to the unremitted earnings.

State net operating loss carryforwards were $487.9 million at December 31, 2015 ($462.8 million at December 31, 2014). If unused, they will expire between 2016 and 2035. Foreign net operating loss carryforwards were $22.3 million at December 31, 2015 ($44.9 million at December 31, 2014). If unused, they will expire between 2027 and 2035.

At December 31, 2015, Nucor had approximately $50.5 million of unrecognized tax benefits, of which $49.8 million would affect Nucor’s effective tax rate, if recognized. At December 31, 2014, Nucor had approximately $63.0 million of unrecognized tax benefits, of which $62.9 million would affect Nucor’s effective tax rate, if recognized.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits recorded in deferred credits and other liabilities is as follows:

	(in thousands)
Year Ended December 31,	2015	2014	2013

Balance at beginning of year	$63,001	$65,975	$80,862
Additions based on tax positions related to current year	6,508	6,295	4,849
Reductions based on tax positions related to current year	—	—	(55)
Additions based on tax positions related to prior years	241	5,673	2,307
Reductions based on tax positions related to prior years	(13,294)	(7,449)	(6,248)
Additions due to settlements with taxing authorities	930	—	—
Reductions due to statute of limitations lapse	(6,876)	(7,493)	(15,740)

Balance at end of year	$ 50,510	$ 63,001	$ 65,975

We estimate that in the next twelve months, our gross uncertain tax positions, exclusive of interest, could decrease by as much as $10.6 million, as a result of the expiration of the statute of limitations.

During 2015, Nucor recognized $7.0 million of benefit in interest and penalties ($9.0 million of benefit in 2014 and $0.9 million of expense in 2013). The interest and penalties are included in interest expense and other expenses, respectively, in the consolidated statements of earnings. As of December 31, 2015, Nucor has approximately $21.2 million of accrued interest and penalties related to uncertain tax positions on the consolidated balance sheet (approximately $28.2 million at December 31, 2014).

Nucor has substantially concluded U.S. federal income tax matters for years through 2012. The 2013 and 2014 tax years remain open to examination by the Internal Revenue Service. The Canada Revenue Agency is examining the 2012 Canadian returns for Harris Steel Group Inc. and certain related affiliates. The tax years 2009 through 2014 remain open to examination by other major taxing jurisdictions to which Nucor is subject (primarily Canada and other state and local jurisdictions).

21. ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The following tables reflect the changes in accumulated other comprehensive (loss) income by component:

				(in thousands)
	Gains and Losses on Hedging Derivatives	Foreign Currency Gain (Loss)	Adjustment to Early Retiree Medical Plan	Total
December 31, 2014	$(8,000)	$(148,968)	$11,260	$(145,708)

Other comprehensive income (loss) before reclassifications	(9,498)	(205,397)	1,485	(213,410)

Amounts reclassified from accumulated other comprehensive (loss) income into earnings(1)	5,798	2,700	(742)	7,756

Net current-period other comprehensive (loss) income	(3,700)	(202,697)	743	(205,654)

December 31, 2015	$(11,700)	$(351,665)	$12,003	$(351,362)

(1)	Includes $5,798 and ($742) net-of-tax impact of accumulated other comprehensive income reclassifications into cost of products sold for net losses on commodity contracts and adjustment to early retiree medical plan, respectively. The tax impacts of these reclassifications were $3,500 and ($414), respectively. Also includes $2,700 of accumulated other comprehensive income reclassification into marketing, administrative and other expenses for net losses on translation. The tax impact of the reclassification was $1,500.

				(in thousands)
	Gains and Losses on Hedging Derivatives	Foreign Currency Gain (Loss)	Adjustment to Early Retiree Medical Plan	Total
December 31, 2013	$—	$(7,438)	$16,518	$9,080

Other comprehensive income (loss) before reclassifications	(8,542)	(141,530)	(4,228)	(154,300)

Amounts reclassified from accumulated other comprehensive (loss) income into earnings(2)	542	—	(1,030)	(488)

Net current-period other comprehensive (loss) income	(8,000)	(141,530)	(5,258)	(154,788)

December 31, 2014	$(8,000)	$(148,968)	$11,260	$(145,708)

(2)	Includes $542 and ($1,030) net-of-tax impact of accumulated other comprehensive income reclassifications into cost of products sold for net losses on commodity contracts and adjustment to early retiree medical plan, respectively. The tax impacts of these reclassifications were $200 and ($557), respectively.

22. EARNINGS PER SHARE

The computations of basic and diluted net earnings per share are as follows:

	(in thousands, except per share data)
Year Ended December 31,	2015	2014	2013

Basic net earnings per share:
Basic net earnings	$357,659	$713,946	$488,025
Earnings allocated to participating securities	(1,514)	(2,321)	(1,919)

Net earnings available to common stockholders	$356,145	$711,625	$486,106

Average shares outstanding	320,565	319,838	319,077

Basic net earnings per share	$1.11	$2.22	$1.52

Diluted net earnings per share:
Diluted net earnings	$357,659	$713,946	$488,025
Earnings allocated to participating securities	(1,514)	(2,321)	(1,919)

Net earnings available to common stockholders	$356,145	$711,625	$486,106

Diluted average shares outstanding:
Basic shares outstanding	320,565	319,838	319,077
Dilutive effect of stock options and other	128	289	189

	320,693	320,127	319,266

Diluted net earnings per share	$1.11	$2.22	$1.52

The following stock options were excluded from the computation of diluted net earnings per share because their effect would have been anti-dilutive:

	(shares in thousands)
Year Ended December 31,	2015	2014	2013

Anti-dilutive stock options:
Weighted average shares	1,226	—	137

Weighted average exercise price	$47.20	$—	$44.51

23. SEGMENTS

Nucor reports its results in the following segments: steel mills, steel products and raw materials. The steel mills segment includes carbon and alloy steel in sheet, bars, structural and plate; steel foundation distributors; steel trading businesses; rebar distribution businesses; and Nucor’s equity method investments in Duferdofin Nucor and NuMit. The steel products segment includes steel joists and joist girders, steel deck, fabricated concrete reinforcing steel, cold finished steel, steel fasteners, metal building systems, steel grating, and wire and wire mesh. The raw materials segment includes DJJ, primarily a scrap broker and processor; Nu-Iron Unlimited and Nucor Steel Louisiana, two facilities that produce DRI used by the steel mills; our natural gas working interests; and Nucor’s equity method investment in Hunter Ridge. The steel mills, steel products and raw materials segments are consistent with the way Nucor manages its business, which is primarily based upon the similarity of the types of products produced and sold by each segment.

During the first six months of 2015, the Company performed certain internal reorganization activities. In connection with this process, the financial information utilized by the Chief Operating Decision Maker when assessing segment performance and making resource allocations was adjusted in a way that affected how certain assets are grouped. This resulted in certain assets being reclassified between the steel mills segment, steel products segment, raw materials segment and corporate/eliminations in order to align with the approach management uses to assess the performance of those segments. The segment data for the comparable periods has also been reclassified in order to conform to the current period presentation. These reclassifications did not have any impact on the consolidated asset balances nor did they impact any segment income statement amounts.

Net interest expense, other income, profit sharing expense, stock-based compensation and changes in the LIFO reserve are shown under Corporate/eliminations. Corporate assets primarily include cash and cash equivalents, short-term investments, allowances to eliminate intercompany profit in inventory, deferred income tax assets, federal and state income taxes receivable, the LIFO reserve and investments in and advances to affiliates.

Nucor’s results by segment are as follows:

			(in thousands)
Year Ended December 31,	2015	2014	2013

Net sales to external customers:
Steel mills	$11,084,331	$14,723,642	$13,311,948
Steel products	3,966,895	4,032,385	3,607,333
Raw materials	1,388,050	2,349,114	2,132,765

	$16,439,276	$21,105,141	$19,052,046

Intercompany sales:
Steel mills	$2,152,157	$2,904,317	$2,563,554
Steel products	90,969	105,383	97,090
Raw materials	6,279,316	9,618,145	9,116,860
Corporate/eliminations	(8,522,442)	(12,627,845)	(11,777,504)

	$—	$—	$—

Depreciation expense:
Steel mills	$381,352	$366,568	$332,258
Steel products	39,512	42,777	42,737
Raw materials	198,705	235,443	154,065
Corporate	6,188	7,212	6,792

	$625,757	$652,000	$535,852

Amortization expense:
Steel mills	$18,789	$15,269	$13,911
Steel products	23,932	27,644	31,082
Raw materials	31,539	29,510	29,363

	$74,260	$72,423	$74,356

Earnings (loss) before income taxes and noncontrolling interests:
Steel mills	$629,793	$1,594,352	$1,156,715
Steel products	276,048	166,323	82,129
Raw materials	(283,938)	(29,053)	13,686
Corporate/eliminations	87,335	(527,045)	(461,407)

	$709,238	$1,204,577	$791,123

Segment assets:
Steel mills	$7,318,706	$8,528,623	$7,787,464
Steel products	2,485,122	2,731,320	2,710,597
Raw materials	3,123,190	3,858,254	3,896,331
Corporate/eliminations	1,323,381	497,730	808,891

	$14,250,399	$15,615,927	$15,203,283

Capital expenditures:
Steel mills	$248,532	$343,767	$589,621
Steel products	41,291	27,262	22,472
Raw materials	74,607	197,252	610,745
Corporate	338	586	7,580

	$364,768	$568,867	$1,230,418

Net sales by product were as follows. Further product group breakdown is impracticable.

			(in thousands)
Year Ended December 31,	2015	2014	2013

Net sales to external customers:
Sheet	$4,628,805	$5,988,303	$5,219,464
Bar	3,005,450	4,051,171	3,730,328
Structural	2,137,413	2,617,196	2,558,538
Plate	1,312,663	2,066,972	1,803,618
Steel products	3,966,895	4,032,385	3,607,333
Raw materials	1,388,050	2,349,114	2,132,765

	$16,439,276	$21,105,141	$19,052,046

24. QUARTERLY INFORMATION (UNAUDITED)

(in thousands, except per share data)

Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2015
Net sales	$4,399,440	$4,357,609	$4,225,514	$3,456,713
Gross margin(1)	288,282	386,306	523,836	382,838
Net earnings (loss)(2)	84,292	159,344	267,736	(15,288)
Net earnings (loss) attributable to Nucor stockholders(2)	67,800	124,755	227,126	(62,022)

Net earnings (loss) per share:
Basic	0.21	0.39	0.71	(0.19)
Diluted	0.21	0.39	0.71	(0.19)

2014
Net sales	$5,108,444	$5,291,075	$5,701,869	$5,003,753
Gross margin(3)	377,202	415,867	599,586	513,871
Net earnings(4)	129,696	166,935	274,201	244,958
Net earnings attributable to Nucor stockholders(4)	111,031	147,041	245,447	210,427

Net earnings per share:
Basic	0.35	0.46	0.76	0.66
Diluted	0.35	0.46	0.76	0.65

(1)	Nucor incurred a LIFO credit of $16.5 million in the first quarter, a LIFO credit of $95.5 million in the second quarter, a LIFO credit of $137.0 million in the third quarter and a LIFO credit of $217.8 million in the fourth quarter.
(2)	Second quarter results include a $9.3 million benefit related to state tax credits. Third quarter results were impacted by an out-of-period non-cash gain of $10.2 million related to a correction of deferred tax balances. Fourth quarter results were impacted by a $153.0 million impairment charge related to our Duferdofin Nucor S.r.l. joint venture and an $84.1 million pre-tax impairment charge on assets related to the blast furnace project at the St. James Parish site.
(3)	Nucor incurred a LIFO charge of $14.5 million in the first quarter, no charge or credit recorded in the second quarter, a LIFO credit of $14.5 million in the third quarter and a LIFO credit of $57.3 million in the fourth quarter. Nucor incurred $8.9 million in inventory-related purchase accounting adjustments in the fourth quarter associated with the acquisition of Gallatin.
(4)	First quarter results include a $12.8 million charge related to tax legislation changes in the state of New York and a $9.0 million pre-tax charge related to the disposal of assets within the steel mills segment. Third quarter results include a $12.5 million pre-tax charge related to the partial write-down of assets within the steel mills segment. Fourth quarter results include a $9.2 million out-of-period non-cash gain related to a correction to tax balances.

80	CORPORATE AND STOCK DATA

CORPORATE OFFICE

1915 Rexford Road

Charlotte, North Carolina 28211

Phone 704/366-7000

Fax 704/362-4208

STOCK TRANSFERS

DIVIDEND DISBURSING

DIVIDEND REINVESTMENT

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, New York 11219

Phone 877/715-0504

Fax 718/236-2641

ANNUAL MEETING

The annual meeting of stockholders will be held at 10:00 a.m. on Friday, May 13, 2016, at the Charlotte Marriott SouthPark, 2200 Rexford Road, Charlotte, NC.

STOCK LISTING

Nucor’s common stock is traded on the New York Stock Exchange under the symbol NUE. As of January 29, 2016, there were approximately 18,000 stockholders of record.

FORM 10-K

A copy of Nucor’s 2015 annual report filed with the Securities and Exchange Commission (SEC) on Form 10-K is available to stockholders upon request.

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

STOCK PRICE AND DIVIDENDS PAID

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2015
Stock price:
High	$49.48	$50.70	$47.00	$43.93
Low	42.93	43.67	36.76	37.67
Dividends paid	0.3725	0.3725	0.3725	0.3725
2014
Stock price:
High	$53.40	$53.37	$58.76	$55.31
Low	46.39	48.72	49.03	47.27
Dividends paid	0.3700	0.3700	0.3700	0.3700

STOCK PERFORMANCE

This graphic comparison assumes the investment of $100 in Nucor Corporation common stock, $100 in the S&P 500 Index, $100 in the S&P 500 Steel Group Index, and $100 in the S&P 1500 Steel Group Index, all at the year end 2010. The resulting cumulative total return assumes that cash dividends were reinvested. Nucor common stock comprised 100% of the S&P 500 Steel Group Index at year end 2015 (35% at year end in 2010). Accordingly, we have included the S&P 1500 Steel Group Index in this graphic comparison to provide a more meaningful comparison of our stock performance with the performance of other companies in our industry. Nucor common stock comprised 43% of the S&P 1500 Steel Group Index at year end 2015 (26% at year end in 2010). We have retained the S&P Steel Group Index for this year for comparison purposes, but do not intend to include that index in our stock performance graphic comparison going forward.

THIS ANNUAL REPORT HAS BEEN PRINTED ON RECYCLED PAPER.