Form 10-K, Exhibit 13
period 2017-12-31
NUCOR CORP
filed 2018-02-28
CIK 73309

Exhibit 13

Nucor Corporation

2017 Form 10-K

FINANCIAL HIGHLIGHTS

(dollar and share amounts in thousands, except per share data)

	2017	2016	% CHANGE
FOR THE YEAR
Net sales	$20,252,393	$16,208,122	25%
Earnings:
Earnings before income taxes and noncontrolling interests	1,749,957	1,298,659	35%
Provision for income taxes	369,386	398,243	-7%

Net earnings	1,380,571	900,416	53%
Earnings attributable to noncontrolling interests	61,883	104,145	-41%

Net earnings attributable to Nucor stockholders	1,318,688	796,271	66%
Per share:
Basic	4.11	2.48	66%
Diluted	4.10	2.48	65%
Dividends declared per share	1.5125	1.5025	1%
Percentage of net earnings to net sales	6.5%	4.9%
Return on average stockholders’ equity	15.9%	10.4%
Capital expenditures	507,074	617,677	-18%
Depreciation	635,833	613,192	4%
Acquisitions (net of cash acquired)	544,041	474,788	15%
Sales per average employee	820	690	19%
AT YEAR END
Working capital	$3,999,656	$4,116,427	-3%
Property, plant and equipment, net	5,093,147	5,078,650	—
Long-term debt (including current maturities)	3,742,242	4,339,141	-14%
Total Nucor stockholders’ equity	8,739,036	7,879,865	11%
Per share	27.48	24.72	11%
Shares outstanding	317,969	318,737	—
Employees	25,100	23,900	5%

FORWARD-LOOKING STATEMENTS Certain statements made in this annual report are forward-looking statements that involve risks and uncertainties. The words “believe,” “expect,” “project,” “will,” “should,” “could” and similar expressions are intended to identify those forward-looking statements. These forward-looking statements reflect the Company’s best judgment based on current information, and although we base these statements on circumstances that we believe to be reasonable when made, there can be no assurance that future events will not affect the accuracy of such forward-looking information. As such, the forward-looking statements are not guarantees of future performance, and actual results may vary materially from the projected results and expectations discussed in this report. Factors that might cause the Company’s actual results to differ materially from those anticipated in forward-looking statements include, but are not limited to: (1) competitive pressure on sales and pricing, including pressure from imports and substitute materials; (2) U.S. and foreign trade policies affecting steel imports or exports; (3) the sensitivity of the results of our operations to prevailing steel prices and changes in the supply and cost of raw materials, including pig iron, iron ore and scrap steel; (4) availability and cost of electricity and natural gas which could negatively affect our cost of steel production or could result in a delay or cancelation of existing or future drilling within our natural gas drilling programs; (5) critical equipment failures and business interruptions; (6) market demand for steel products, which, in the case of many of our products, is driven by the level of nonresidential construction activity in the United States; (7) impairment in the recorded value of inventory, equity investments, fixed assets, goodwill or other long-lived assets; (8) uncertainties surrounding the global economy, including excess world capacity for steel production; (9) fluctuations in currency conversion rates; (10) significant changes in laws or government regulations affecting environmental compliance, including legislation and regulations that result in greater regulation of greenhouse gas emissions that could increase our energy costs and our capital expenditures and operating costs or cause one or more of our permits to be revoked or make it more difficult to obtain permit modifications; (11) the cyclical nature of the steel industry; (12) capital investments and their impact on our performance; and (13) our safety performance.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Steel Industry Conditions

In spite of lackluster global economic and steel industry conditions, the economy in the United States continues to experience modest growth, and steel demand in this country is stronger than in many parts of the world. After several years of growth in nonresidential construction markets (the sector to which we are most closely tied and the largest end market for steel in the United States), demand stalled in 2015. Still sluggish nonresidential construction activity continued throughout 2016 and 2017. The domestic automotive market, which is the second largest end market for steel in the United States, decreased to an estimated 17.2 million vehicles sold in 2017, down from a record 17.6 million vehicles sold in 2016. Current estimates for 2018 project the number of automotive units sold will dip below 17 million but remain healthy. A steep drop in oil prices in 2015 had a significant negative impact on demand for energy-related steel, which is the third largest end market for steel in the United States. Demand has improved since 2015 and current consensus is for continued improvement in 2018. Long-term, we believe that the domestic economy can benefit from globally competitive energy prices.

Although Nucor’s earnings increased significantly in 2017, they continue to be impacted significantly by extremely high levels of steel imports. Our industry remains greatly constrained by the impact of global overcapacity. Weak economic conditions in Europe, slow growth in China and a strong U.S. dollar relative to other foreign currencies continue to make the U.S. markets a prime target for foreign steel imports. While the steel industry has historically been characterized by periods of overcapacity and intense competition for sales among producers, we are currently experiencing an era of global overcapacity that is unprecedented. Despite ongoing domestic and global steel industry consolidation, the extraordinary increase in China’s steel production in the last decade, together with the excess capacity from other countries that have state-owned enterprises (“SOEs”) or export-focused steel industries, have exacerbated this overcapacity issue domestically as well as globally. The G-20 Global Forum on Steel Excess Capacity, citing data from the Organisation for Economic Co-operation & Development and the World Steel Association, reports that in 2016 global steel production overcapacity was estimated at approximately 812 million tons per year, with China being the largest contributor to overcapacity. China is the world’s largest producer and exporter of steel, accounting for almost half of the steel produced annually in the world. We believe Chinese producers, many of which are government-owned in whole or in part, continue to benefit from their government’s manipulation of foreign currency exchange rates and from the receipt of government subsidies, which allow them to sell steel into our markets at artificially low prices.

Imported steel and steel products continue to present unique challenges for us because foreign producers often benefit from government subsidies, either directly through SOEs or indirectly through government-owned or controlled financial institutions. Foreign imports of finished and semi-finished steel increased more than 15% in 2017 compared to 2016, remaining excessive with imports of finished steel products alone capturing 27% of the U.S. market despite significant unused cost-competitive domestic capacity. The surge comes from numerous countries and cuts across many product lines. Our products that experience the greatest amount of imports include: semi-finished steel, reinforcing bar, plate and hot-rolled, cold-rolled and galvanized sheet steel. Countries that contribute significantly to the import total include South Korea, Turkey, Japan and China.

China is not only selling steel at artificially low prices into our domestic market but also across the globe. When it does so, steel products that would otherwise have been consumed by the local steel customers in other countries are displaced into global markets, compounding the issue. Nucor has joined three other domestic steelmakers in filing a petition alleging China is circumventing previously levied duties by shipping products through third-party countries. Also, in a more indirect manner, but increasingly significant, is the import of fabricated steel products, such as oil country tubular goods, wind towers and other construction components that were produced in China.

The steel industry has always been cyclical in nature, but North American producers of steel and steel products have been facing, and are continuing to face, very challenging global market conditions. The average domestic industry capacity utilization rates have languished around 71% from 2015 through 2017. These rates compare unfavorably to capacity utilization rates that reached as high as 87% in 2007. Although domestic demand for steel and steel products is expected to remain healthy in 2018, we believe it is unlikely that average capacity utilization rates will increase significantly unless the U.S. government and world trade organizations continue to address global overcapacity and unfair trade practices. The average utilization rates of all operating facilities in our steel mills, steel products and raw materials segments were approximately 85%, 64% and 65%, respectively, in 2017, compared with 78%, 63% and 62%, respectively, in 2016. In spite of challenging market conditions, all of our product groups in the steel mills segment realized improved utilization rates in 2017 over the prior year.

Macro-level uncertainties in world markets should continue to weigh on global and domestic growth in 2018. We believe our net sales and financial results will continue to be adversely affected by these general global economic factors as well as the global steel production overcapacity issue.

Our Challenges and Risks

Sales of many of our products are largely dependent upon capital spending in the nonresidential construction markets in the United States, including in the industrial and commercial sectors, as well as capital spending on infrastructure that is publicly funded, such as bridges, schools, prisons and hospitals. Unlike recoveries from past recessions, the recovery from the recession of 2008-2009 has not yet included a strong recovery in the severely depressed nonresidential construction markets. While we have continued to experience a slightly positive trajectory in capital spending on nonresidential construction projects since 2009, we do not expect to see strong growth in our net sales until we see a more sustained increase in spending on these types of construction projects. Congress did pass a five-year surface transportation funding bill at the end of 2015, providing $305 billion for highway and public transportation projects. We are also encouraged by the Trump administration’s recent commentary on initiatives that should spur greater economic growth, including increased infrastructure spending, the rolling back of excessive regulations and the encouragement of domestic energy production.

The continued flow of artificially cheap exports by some of our major foreign competitors into the United States and elsewhere reduces our net sales and adversely impacts our financial results. Unfair trade practices have been challenged successfully as violating world trade rules. In 2016, the U.S. steel industry received positive determinations in trade cases involving three flat-rolled products - corrosion-resistant, cold-rolled and hot-rolled steel. In 2017, the domestic industry realized important victories when the U.S. Department of Commerce (“DOC”) made favorable rulings in additional trade cases involving steel plate, rebar and wire rod.

Efforts by foreign companies to evade duties by routing products through third-party countries is also a challenge. Artificially-priced imports and duty evasion schemes make it very difficult for Nucor to maintain sales prices and profit levels. As a result, Nucor joined three other steelmakers in filing a petition alleging China is circumventing coated steel sheet duties by shipping product through Vietnam. At the end of 2017, the DOC issued a preliminary determination finding that China did evade U.S. anti-dumping and anti-subsidy orders in these transactions. A final determination is expected to be announced in the first quarter of 2018. We continue to believe that assertive enforcement of world trade rules must be one of the highest priorities of the U.S. government.

Another important trade issue in 2018 is China’s continued treatment as a non-market economy in trade disputes. China was a government-run, non-market economy in 2001 when it entered its Protocol of Accession to the World Trade Organization (the “Protocol”), and China remains a government-run, non-market economy today. The main objective of the Protocol was to encourage, and in some cases to require, China to make market-based economic reforms. China has argued that its accession agreement with the World Trade Organization requires it be treated as a market economy after 15 years, a milestone it surpassed in December 2016. However, over this period, China has failed to take the required steps to establish that it is a market economy under U.S. law. Therefore, we agree with the DOC’s decision to continue treating China as a non-market economy, and we encourage other countries to support this position. By treating China as a non-market economy in anti-dumping cases, the DOC can assume that Chinese prices and costs are distorted, and it can use other methodologies to calculate anti-dumping duties. This treatment often results in appropriately higher duties against Chinese products, in order to offset its unfair trade practices.

A major uncertainty we continue to face in our business is the price of our principal raw material, ferrous scrap, which is volatile and often increases or decreases rapidly in response to changes in domestic demand, unanticipated events that affect the flow of scrap into scrap yards and changes in foreign demand for scrap. In periods of rapidly increasing raw material prices in the industry, which is often also associated with periods of strong or rapidly improving steel market conditions, being able to increase our prices for the products we sell quickly enough to offset increases in the prices we pay for ferrous scrap is challenging but critical to maintaining our profitability. We attempt to mitigate the scrap price risk by managing scrap inventory levels at the steel mills to match the anticipated demand over the next several weeks. Certain scrap substitutes, including pig iron, have longer lead times for delivery than scrap, which can make this inventory management strategy difficult to achieve. Continued successful implementation of our raw material strategy, including key investments in direct reduced iron (“DRI”) production coupled with the scrap brokerage and processing services performed by our team at The David J. Joseph Company (“DJJ”), gives us greater control over our metallic inputs and thus also helps us to mitigate this risk.

During periods of stronger or improving steel market conditions, we are more likely to be able to pass through to our customers, relatively quickly, the increased costs of ferrous scrap and scrap substitutes, protecting our gross margins from significant erosion. During weaker or rapidly deteriorating steel market conditions, including the global steel market environment of the past several years, weak steel demand, low industry utilization rates and the impact of imports create an even more intensified competitive environment. All of those factors, to some degree, impact pricing, which increases the likelihood that Nucor will experience lower gross margins.

Although the majority of our steel sales are to spot market customers who place their orders each month based on their business needs and our pricing competitiveness compared to both domestic and global producers and trading companies, we also sell contract tons, primarily in our sheet operations. Approximately 65% of our sheet sales were to contract customers in 2017 (60% in 2016 and 2015), with the balance in the spot market at the prevailing prices at the time of sale. Steel contract sales outside of our sheet operations are not significant. The amount of tons sold to contract customers depends on the overall market conditions at the time, how the end-use customers see the market moving forward and the strategy that Nucor management believes is appropriate to the upcoming period.

Nucor management considerations include maintaining an appropriate balance of spot and contract tons based on market projections and appropriately supporting our diversified customer base. The percentage of tons that is placed under contract also depends on the overall market dynamics and customer negotiations. In years of strengthening demand, we typically see an increase in the percentage of sheet sales sold under contract as our customers have an expectation that transaction prices will rapidly rise and available capacity will quickly be sold out. To mitigate this risk, customers prefer to enter into contracts in order to obtain committed volumes of supply from the mills. Our contracts include a method of adjusting prices on a periodic basis to reflect changes in the market pricing for steel and/or scrap. Market indices for steel generally trend with scrap pricing changes but during periods of steel market weakness the more intensified competitive steel market environment can cause the sales price indices to decrease resulting in reduced gross margins and profitability. Furthermore, since the selling price adjustments are not immediate, there will always be a timing difference between changes in the prices we pay for raw materials and the adjustments we make to our contract selling prices. Generally, in periods of increasing scrap prices, we experience a short-term margin contraction on contract tons. Conversely, in periods of decreasing scrap prices, we typically experience a short-term margin expansion. Contract sales typically have terms ranging from six to 12 months.

Another significant uncertainty we face is the cost of energy. The availability and prices of electricity and natural gas are influenced today by many factors, including changes in supply and demand, advances in drilling technology and, increasingly, by changes in public policy relating to energy production and use. Proposed regulation of greenhouse gas emissions from new and refurbished power plants could increase our cost of electricity in future years, particularly if such regulation is adopted in a form that requires deep reductions in greenhouse gas emissions. Adopting these regulations in an onerous form could lead to foreign producers that are not affected by them gaining a competitive advantage over us. We are monitoring these regulatory developments closely and will seek to educate public policy makers during the adoption process about their potential impact on our business and the U.S. manufacturing base.

Our Strengths and Opportunities

We are North America’s most diversified steel producer. As a result, our short-term performance is not tied to any one market. Since 2013, we have made investments of more than $5 billion on projects that are not only diversifying our product offerings but also the markets that we serve. We expect these investments to grow our long-term earnings power by increasing our channels to market, expanding our product portfolio into higher value-added offerings that are less vulnerable to imports, improving our cost structure and further building upon our market leadership positions.

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

Our highly variable, low-cost structure, combined with our financial strength and liquidity, has allowed us to successfully navigate cyclical, severely depressed steel industry market conditions in the past. In such times, our incentive-based pay system reduces our payroll costs, both hourly and salary, which helps to offset lower selling prices. Our pay-for-performance system, that is closely tied to our levels of production, also allows us to keep our workforce intact and to continue operating our facilities when some of our competitors with greater fixed costs are forced to shut down some of their facilities. Because we use electric arc furnaces to produce our steel, we can easily vary our production levels to match short-term changes in demand, unlike our blast furnace-based integrated competitors. We believe these strengths also provide us further opportunities to gain market share during such times.

Evaluating Our Operating Performance

We report our results of operations in three segments: steel mills, steel products and raw materials. Most of the steel we produce in our mills is sold to outside customers, but a significant percentage is used internally by our tubular products divisions, our piling distributor and many of the facilities in our steel products segment.

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

We also focus on both dollar and percentage changes in gross margins, which are key drivers of our profitability, and the reasons for such changes. There are many factors from period to period that can affect our gross margins. One consistent area of focus for us is changes in “metal margins,” which is the difference between the selling price of steel and the cost of scrap and scrap substitutes. Increases or decreases in the cost of scrap and scrap substitutes that are not offset by changes in the selling price of steel can quickly compress or expand our margins and reduce or increase our profitability.

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

Comparison of 2017 to 2016

Results of Operations

Net Sales – Net sales to external customers by segment for 2017 and 2016 were as follows (in thousands):

Year ended December 31,	2017	2016	% Change
Steel mills	$14,508,847	$11,312,048	28%
Steel products	4,000,606	3,687,448	8%
Raw materials	1,742,940	1,208,626	44%

Total net sales to external customers	$20,252,393	$16,208,122	25%

Net sales for 2017 increased 25% from the prior year. Average sales price per ton increased 15% from $667 in 2016 to $764 in 2017. Total tons shipped to outside customers increased 9% from 24,309,000 tons in 2016 to 26,492,000 tons in 2017.

In the steel mills segment, sales tons were as follows (in thousands):

	2017	2016	% Change
Outside steel shipments	20,618	18,846	9%
Inside steel shipments	4,100	3,095	32%

Total steel shipments	24,718	21,941	13%

Net sales for the steel mills segment increased 28% in 2017 from the prior year due to a 17% increase in the average sales price per ton from $601 in 2016 to $704 in 2017, as well as a 9% increase in total tons shipped to outside customers. All of our steel mill products experienced higher average selling prices in 2017 as compared to 2016, with the sheet mills having the most significant impact on the segment’s net sales increase in 2017. The increase in tons sold to outside customers in 2017 as compared to 2016 was partly due to the acquisitions of our tubular products businesses that occurred during the fourth quarter of 2016 and the first quarter of 2017. In addition, all product groups within the steel mills segment, except for our structural products, experienced an increase in tons sold to outside customers as compared to the prior year. The addition of the tubular products businesses also contributed to the increase in average sales price per ton for the steel mills segment in 2017 compared to 2016 as those products have higher average selling prices. The improved volumes and higher average selling prices combined to result in increased sales for the steel mills segment in every quarter of 2017 when compared to the respective prior year quarter.

Imports continue to negatively impact the U.S. steel industry. Total steel imports in 2017 increased over five million tons, or more than 15%, compared to 2016. Additionally, finished steel imports accounted for an estimated 27% share of the U.S. market.

Outside sales tonnage for the steel products segment was as follows (in thousands):

	2017	2016	% Change
Joist sales	472	445	6%
Deck sales	457	442	3%
Cold finished sales	487	426	14%
Fabricated concrete reinforcing steel sales	1,142	1,115	2%

Net sales for the steel products segment increased 8% in 2017 from the prior year due to a 5% increase in tons sold to outside customers and a 4% increase in the average sales price per ton from $1,298 in 2016 to $1,345 in 2017. Sales during 2017 followed the typical seasonal pattern that was also experienced in 2016. Total sales and volumes were lowest in the first quarter as winter weather conditions had their greatest impact on nonresidential construction markets. Conditions improved in the second quarter and continued through the remainder of the year as higher average selling prices per ton mostly offset the slight decline in volumes during the fourth quarter as winter weather conditions began to return. The increase in net sales for the steel products segment was also impacted by the higher volumes and average selling prices of our cold finish operations in 2017 as compared to 2016.

Net sales for the raw materials segment increased 44% in 2017 from the prior year primarily due to significantly higher average selling prices in DJJ’s brokerage operations, and, to a lesser extent, increased volumes in DJJ’s brokerage operations and significantly increased volumes and higher average selling prices in DJJ’s scrap processing operations. Approximately 88% of outside sales in the raw materials segment in 2017 were from DJJ’s brokerage operations and approximately 10% of outside sales were from DJJ’s scrap processing operations (89% and 8%, respectively, in 2016).

Gross Margins – In 2017, Nucor recorded gross margins of $2.57 billion (13%) compared to $2.03 billion (12%) in 2016:

•	The primary driver for the increase in gross margin in 2017 as compared to 2016 was increased metal margins in the steel mills segment. Metal margin is the difference between the selling price of steel and the cost of scrap and scrap substitutes. Partially offsetting the previously mentioned increases in the steel mills segment’s average selling prices and volumes in 2017 as compared to 2016 was increased scrap and scrap substitute costs. The average scrap and scrap substitute cost per ton used in 2017 was $307, a 35% increase from $228 in 2016.

Scrap prices are driven by the global supply and demand for scrap and other iron-based raw materials used to make steel. Scrap prices increased during the first half of 2017 with prices leveling out during the third quarter and remaining flat through the end of the year. As we enter the first quarter of 2018, scrap prices have increased some from the end of 2017, but we believe scrap prices will be relatively stable over the next several months.

•	Steel mill energy costs increased approximately $1 per ton in 2017 compared with 2016 due to higher unit costs for electricity and natural gas. Due to the efficiency of Nucor’s steel mills, energy costs were approximately 5% of the sales dollar in 2017 and 2016.

•	In the fourth quarter of 2016, we performed an analysis of the impact the shift to value-added products had on steel mill capacity. As part of this analysis, we also revisited the impact that the shift in product mix had on our inventory costing. Based on this analysis, we changed our estimates of inventory cost based on the updated normal capacity determination and the related full absorption costing. The impact of the change in estimate resulted in a net pre-tax benefit of $77.6 million, $83.0 million of which affected gross margin, being recorded in the fourth quarter of 2016.

•	Gross margins in the steel products segment for 2017 decreased compared to 2016 due to a highly competitive market and margin compression resulting from higher steel input costs. In particular, our rebar fabrication operations have experienced significant declines in performance due to a combination of margin compression caused by higher steel input costs and delays on larger, more profitable projects. Partially offsetting these gross margin decreases was the increased profitability of our cold finish operations in 2017 as compared to 2016 due to both improved volumes and increased average selling prices.

•	Gross margins related to DJJ’s brokerage and scrap processing operations improved during 2017 compared to 2016 due to the sustained impact of significant improvements in its cost structure established during 2016, combined with significant increases in average selling prices and increases in volume.

•	Gross margins in the raw materials segment in 2017 benefited from the improved profitability of our DRI facilities. The primary driver of this improved profitability was our DRI facility in Trinidad which more than offset the disappointing performance of our Louisiana DRI facility. Nucor Steel Louisiana experienced unplanned outages during the first, third and fourth quarters of 2017.

The performance of Nucor Steel Louisiana has been unacceptable and we are executing a plan to address that. In late 2017, we began a thorough review of the Louisiana DRI facility. As we study potential process and design modifications at the facility, we are drawing upon both internal and external resources. This review is in its early stages and we cannot estimate any potential capital expenditures that may or may not result from this analysis at this time.

Marketing, Administrative and Other Expenses – A major component of marketing, administrative and other expenses is profit sharing and other incentive compensation costs. These costs, which are based upon and fluctuate with Nucor’s financial performance, increased from 2016 to 2017 due to increased profitability in 2017. In 2017, profit sharing costs consisted of $169.4 million of contributions, including the Company’s matching contribution, made to the Company’s Profit Sharing and Retirement Savings Plan for qualified employees ($129.0 million in 2016). Other bonus costs also fluctuate based on Nucor’s achievement of certain financial performance goals, including comparisons of Nucor’s financial performance to peers in the steel industry and other companies. Stock-based compensation included in marketing, administrative and other expenses increased by 13% to $30.3 million in 2017 compared with $26.9 million in 2016 and includes costs associated with vesting of stock awards granted in prior years. Also contributing to the increase in marketing, administrative and other costs in 2017 as compared to 2016 was increased non-operating expenses associated with unplanned outages at Nucor Steel Louisiana that occurred in 2017.

Included in marketing, administrative and other expenses in 2017 was a $22.5 million charge related to certain legal matters. Included in marketing administrative and other expenses in 2016 were charges related to legal settlements of $33.7 million and a net benefit of $11.1 million related to fair value adjustments to assets in the corporate/eliminations segment, the majority of which related to the acquisition of the remaining ownership interest in a joint venture.

Equity in Earnings of Unconsolidated Affiliates – Equity method investment earnings were $41.7 million in 2017 and $38.8 million in 2016. The increase in equity method investment earnings from 2016 to 2017 was primarily due to decreased losses at Duferdofin Nucor S.r.l. (“Duferdofin Nucor”) and Hunter Ridge Energy Services LLC (which was sold in 2016), partially offset by a decrease in earnings at NuMit LLC (“NuMit”).

Interest Expense (Income) – Net interest expense is detailed below (in thousands):

Year ended December 31,	2017	2016
Interest expense	$187,282	$181,179
Interest income	(13,702)	(11,935)

Interest expense, net	$173,580	$169,244

Interest expense increased in 2017 compared to 2016 due to higher average interest rates on our variable rate debt as well as decreased capitalized interest, slightly offset by a decrease in our average debt outstanding due to the repayment of $600.0 million of 5.75% notes in December 2017. Interest income increased in 2017 due to higher average interest rates on investments, partially offset by significantly decreased average investment levels.

Earnings (Loss) Before Income Taxes and Noncontrolling Interests – Earnings (loss) before income taxes and noncontrolling interests by segment for 2017 and 2016 were as follows (in thousands):

Year ended December 31,	2017	2016
Steel mills	$2,084,203	$1,724,168
Steel products	206,805	249,970
Raw materials	129,296	(95,121)
Corporate/eliminations	(670,347)	(580,358)

Earnings before income taxes and noncontrolling interests	$1,749,957	$1,298,659

Earnings before income taxes and noncontrolling interests for the steel mills segment for 2017 increased from 2016 primarily due to improved metal margins per ton at our sheet mills, particularly during the first half of the year. Also contributing to the improved earnings in 2017 compared to the prior year were improved metal margins at our plate mills and the addition of our tubular products businesses, which we acquired in the fourth quarter of 2016 and the first quarter of 2017. Earnings were negatively impacted in 2017 by challenging markets for our plate mills in the second half of the year, as well as challenging market conditions for the entire year for our beam, rebar and merchant bar products. Those four product groups combined to make up about half of our total steelmaking capacity in 2017. We believe there is significant optimism in steel end-use markets and are encouraged by positive pricing momentum building throughout the first quarter of 2018 for all of our steel mill products.

In the steel products segment, earnings before income taxes and noncontrolling interests decreased in 2017 compared to 2016 due to margin compression resulting from higher steel input costs and highly competitive markets, particularly for our rebar fabrication operations. The performance of our joist, grating, rebar fabrication and building systems operations declined in 2017 from the prior year. Our steel products segment was negatively impacted by the still sluggish nonresidential construction market in 2017. The performance of our deck and cold finish operations improved compared to the prior year due to increased volumes and higher average selling prices in 2017. We are encouraged by increases in backlog tons for our joist, deck, rebar fabrication, building systems and cold finish operations at the end of 2017 as compared to the end of 2016.

Earnings before income taxes and noncontrolling interests in the raw materials segment for 2017 improved significantly from 2016 due to the significantly increased profitability of DJJ’s brokerage and scrap processing operations and the profitable performance of our Trinidad DRI facility. Earnings in the raw materials segment were negatively impacted by the previously mentioned unplanned outages at Nucor Steel Louisiana during 2017.

The increase in losses in Corporate/eliminations in 2017 as compared to 2016 was primarily due to increased incentive compensation costs, primarily profit sharing expense, as a result of improved performance.

Noncontrolling Interests – Noncontrolling interests represent the income attributable to the noncontrolling partners of Nucor’s joint ventures, primarily Nucor –Yamato Steel Company (“NYS”), of which Nucor owns 51%. The 41% decrease in earnings attributable to noncontrolling interests in 2017 as compared to 2016 was primarily due to the decreased earnings of NYS, which was a result of decreased metal margin caused by increased scrap costs. Under the NYS limited partnership agreement, the minimum amount of cash to be distributed each year to the partners is the amount needed by each partner to pay applicable U.S. federal and state income taxes. In 2017, the amount of cash distributed to noncontrolling interest holders exceeded the earnings attributable to noncontrolling interests based on mutual agreement of the general partners; however, the cumulative amount of cash distributed to partners was less than the cumulative net earnings of the partnership.

Provision for Income Taxes – The effective tax rate in 2017 was 21.1% compared with 30.7% in 2016. The decrease in rate between 2016 and 2017 was primarily due to the provisional net tax benefit of $175.2 million the Company recorded in 2017 related to the enactment of the Tax Cuts and Jobs Act (the “Tax Reform Act”), which the President signed into law on December 22, 2017. As discussed in further detail in Note 19 to the Consolidated Financial Statements, the revaluation of Nucor’s U.S. deferred tax assets and liabilities is the primary driver of the impact of the Tax Reform Act. This benefit is somewhat offset by the change in the relative proportions of net earnings attributable to noncontrolling interests to total pre-tax earnings between the periods. Nucor has concluded U.S. federal income tax matters for years through 2013. Tax years 2014 through 2016 remain open to examination by the Internal Revenue Service. The Canada Revenue Agency has substantially concluded its examination of the 2012 and 2013 Canadian returns for Harris Steel Group Inc. and certain related affiliates. The tax years 2010 through 2016 remain open to examination by other major taxing jurisdictions to which Nucor is subject (primarily Canada and other state and local jurisdictions).

Net Earnings and Return on Equity – Nucor reported net earnings of $1.32 billion, or $4.10 per diluted share, in 2017, compared to net earnings of $796.3 million, or $2.48 per diluted share, in 2016. Net earnings attributable to Nucor stockholders as a percentage of net sales were 6.5% and 4.9% in 2017 and 2016, respectively. Return on average stockholders’ equity was 15.9% and 10.4% in 2017 and 2016, respectively.

Comparison of 2016 to 2015

Results of Operations

Net Sales – Net sales to external customers by segment for 2016 and 2015 were as follows (in thousands):

Year ended December 31,	2016	2015	% Change
Steel mills	$11,312,048	$11,084,331	2%
Steel products	3,687,448	3,966,895	-7%
Raw materials	1,208,626	1,388,050	-13%

Total net sales to external customers	$16,208,122	$16,439,276	-1%

Net sales for 2016 decreased 1% from the prior year. Average sales price per ton decreased 8% from $725 in 2015 to $667 in 2016. Total tons shipped to outside customers increased 7% from 22,680,000 tons in 2015 to 24,309,000 tons in 2016.

In the steel mills segment, sales tons were as follows (in thousands):

	2016	2015	% Change
Outside steel shipments	18,846	17,006	11%
Inside steel shipments	3,095	2,854	8%

Total steel shipments	21,941	19,860	10%

Net sales for the steel mills segment increased 2% in 2016 from the prior year primarily due to an 11% increase in total tons shipped to outside customers, which was partially offset by an 8% decrease in the average sales price per ton from $651 in 2015 to $601 in 2016.

Outside sales tonnage for the steel products segment was as follows (in thousands):

	2016	2015	% Change

Joist sales	445	427	4%
Deck sales	442	401	10%
Cold finished sales	426	449	-5%
Fabricated concrete reinforcing steel sales	1,115	1,190	-6%

Net sales for the steel products segment decreased 7% in 2016 from 2015 primarily due to a 1% decrease in tons sold to outside customers and a 6% decrease in the average sales price per ton from $1,374 in 2015 to $1,298 in 2016.

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

Gross Margins – In 2016, Nucor recorded gross margins of $2.03 billion (12%) compared to $1.11 billion (7%) in 2015:

•	The primary driver for the increase in gross margin in 2016 as compared to 2015 was increased metal margins in the steel mills segment. Metal margins were positively impacted by the 16% decrease in the average scrap and scrap substitute cost per ton used, from $270 in 2015 to $228 in 2016, and the 11% increase in sales tons to outside customers in 2016 as compared to 2015.

•	Total steel mill energy costs decreased approximately $4 per ton from 2016 compared with 2015 due to improved productivity and lower electricity and natural gas unit costs.

•	Included in the fourth quarter of 2016 is the impact of the change in estimate related to inventory costing which resulted in a net pre-tax benefit of $77.6 million, $83.0 million of which affected gross margin.

•	Gross margins in the steel products segment for 2016 decreased compared to 2015 primarily due to decreased performance in our joist, deck, building systems and cold finish operations due to higher steel input costs and lower average selling prices per ton.

•	Gross margins related to DJJ’s scrap processing operations improved significantly during 2016 compared to 2015 due to significant and sustainable improvements in its cost structure, reducing both fixed and variable costs.

•	Gross margins in the raw materials segment in 2016 were adversely impacted by the performance of our DRI businesses, which remained in a loss position. The depressed level of pricing for alternative raw materials in 2016 had an adverse impact on the pricing and margins of our DRI facilities.

Gross margins for our DRI businesses were higher in 2016 than in 2015, particularly at Nucor Steel Louisiana. Our Louisiana DRI facility was not in operation for much of the first quarter of 2015 as repairs related to an equipment failure that occurred in 2014 were completed. Following the resumption of operations, gross margins were negatively impacted by working through higher cost iron ore inventory that could not be used as the necessary repairs caused by the equipment failure were being made. In the fourth quarter of 2015, following a planned maintenance outage, Nucor Steel Louisiana did not initially resume operations due to market conditions. The Louisiana DRI facility resumed operations in late January 2016.

Marketing, Administrative and Other Expenses – Profit sharing costs increased from 2015 to 2016. In 2016, profit sharing costs consisted of $129.0 million of contributions, including the Company’s matching contribution, made to the Company’s Profit Sharing and Retirement Savings Plan for qualified employees ($60.5 million in 2015). Stock-based compensation included in marketing, administrative and other expenses increased 26% to $26.9 million in 2016 compared with $21.3 million in 2015 and includes costs associated with vesting of stock awards granted in prior years.

Included in marketing, administrative and other expenses in 2016 were charges related to legal settlements of $33.7 million and a net benefit of $11.1 million related to fair value adjustments to assets in the corporate/eliminations segment.

Equity in Earnings of Unconsolidated Affiliates – Equity method investment earnings were $38.8 million in 2016 and $5.3 million in 2015. The increase in equity method investment earnings from 2015 to 2016 was primarily due to increased earnings at NuMit and, to a lesser extent, a decrease in losses at Duferdofin Nucor.

Impairments and Losses on Assets – In 2015, Nucor recorded $244.8 million in charges for impairments and losses on assets (none in 2016). During the fourth quarter of 2015, Nucor assessed its equity investment in Duferdofin Nucor for impairment due to unfavorable operating performance and deterioration in financial projections caused by increased global overcapacity in 2015. After completing its assessment, Nucor determined that the carrying amount exceeded its estimated fair value and was other than temporary. Nucor recorded a $153.0 million impairment charge against the Company’s investment in Duferdofin Nucor (see Note 9 to the Consolidated Financial Statements). This charge was included in the steel mills segment.

Also during the fourth quarter of 2015, Nucor determined that certain assets, the majority of which were engineering and equipment related to a blast furnace project at our St. James Parish, Louisiana site would not be utilized, resulting in an $84.1 million impairment charge (see Note 7 to the Consolidated Financial Statements). This charge was included in the raw materials segment.

Interest Expense (Income) – Net interest expense is detailed below (in thousands):

Year ended December 31,	2016	2015
Interest expense	$181,179	$177,543
Interest income	(11,935)	(4,012)

Interest expense, net	$169,244	$173,531

Interest expense increased in 2016 compared to 2015 primarily due to higher average interest rates on our variable rate debt. Interest income increased in 2016 due to increased average investment levels and higher average interest rates on investments.

Earnings (Loss) Before Income Taxes and Noncontrolling Interests – Earnings (loss) before income taxes and noncontrolling interests by segment for 2016 and 2015 were as follows (in thousands):

Year ended December 31,	2016	2015
Steel mills	$1,724,168	$629,256
Steel products	249,970	276,048
Raw materials	(95,121)	(283,938)
Corporate/eliminations	(580,358)	(379,500)

Earnings before income taxes and noncontrolling interests	$1,298,659	$241,866

Earnings before income taxes and noncontrolling interests in the steel mills segment for 2016 increased significantly from 2015 primarily due to improved total metal margin dollars resulting from increased sales volume and decreased input costs. The higher sales and production volumes in 2016 improved our energy and other production costs per ton as compared to 2015. The primary driver of the improvement in the steel mills segment was our sheet mills, benefiting from the factors previously discussed. The improved results of our NuMit and Duferdofin Nucor equity method joint ventures also contributed to the increase in earnings in 2016 as compared to 2015. During 2015, the $153.0 million impairment charge related to Duferdofin Nucor significantly impacted the steel mills segment, causing the segment to report a loss before income taxes and noncontrolling interests in the fourth quarter of 2015.

In the steel products segment, earnings before income taxes and noncontrolling interests decreased slightly in 2016 compared to 2015. The performance of our joist, deck, buildings systems and cold finish operations during 2016 declined compared to 2015, while the performance of our rebar fabrication businesses had strong year over year improvement despite a generally flat nonresidential construction market.

Earnings before income taxes and noncontrolling interests in the raw materials segment for 2016 improved significantly from 2015 with the most significant driver being the improved performance of our DRI operations, particularly at Nucor Steel Louisiana. Also contributing to the increased performance of the raw materials segment was the significant improvement in profitability of DJJ’s scrap processing operations in 2016. Earnings before income taxes and noncontrolling interests for the raw materials segment in 2015 was negatively impacted by the $84.1 million impairment charge on assets related to a blast furnace project that will not be utilized in the future.

Noncontrolling Interests – The 7% decrease in earnings attributable to noncontrolling interests from 2015 to 2016 was primarily due to decreased metal margins as a result of lower selling prices, partially offset by increased volumes.

Provision for Income Taxes – The effective tax rate in 2016 was 30.7% compared with 20.2% in 2015. The increase in the rate between 2015 and 2016 was primarily due to the change in the relative proportions of net earnings attributable to noncontrolling interests to total pre-tax earnings between the periods. The effective tax rate in 2015 also benefited from lower state income taxes caused by state tax credits and the reversal of previously unrecognized tax benefits. These decreases in the 2015 rate were somewhat offset by an increase as a result of the $153.0 million financial statement impairment of an investment in a foreign joint venture.

Net Earnings and Return on Equity – Nucor reported net earnings of $796.3 million, or $2.48 per diluted share, in 2016, compared to net earnings of $80.7 million, or $0.25 per diluted share, in 2015. Net earnings attributable to Nucor stockholders as a percentage of net sales were 4.9% and 0.5% in 2016 and 2015, respectively. Return on average stockholders’ equity was 10.4% and 1.0% in 2016 and 2015, respectively.

Liquidity and Capital Resources

Nucor’s cash and cash equivalents and short-term investments position remained strong at $991.1 million at December 31, 2017, compared with $2.2 billion at the end of the previous year. Approximately $248.3 million and $348.8 million of the cash and cash equivalents position at December 31, 2017 and 2016, respectively, was held by our majority-owned joint ventures. Cash flows provided by operating activities provide us with a significant source of liquidity. When needed, we have external short-term financing sources available, including the issuance of commercial paper and borrowings under our bank credit facilities. We also issue long-term debt from time to time.

Nucor has a $1.5 billion revolving credit facility that matures in April 2021 and was undrawn at December 31, 2017. We believe our financial strength is a key strategic advantage among domestic steel producers, particularly during recessionary business cycles. We carry the highest credit ratings of any steel producer headquartered in North America, with an A- long-term rating from Standard and Poor’s and a Baa1 long-term rating from Moody’s. Our credit ratings are dependent, however, upon a number of factors, both qualitative and quantitative, and are subject to change at any time. The disclosure of our credit ratings is made in order to enhance investors’ understanding of our sources of liquidity and the impact of our credit ratings on our cost of funds. Based upon the preceding factors, we expect to continue to have adequate access to the capital markets at a reasonable cost of funds for liquidity purposes when needed.

Selected Measures of Liquidity and Capital Resources

	(dollars in thousands)
December 31,	2017	2016
Cash and cash equivalents	$949,104	$2,045,961
Short-term investments	50,000	150,000
Working capital	3,999,656	4,116,427
Current ratio	2.4	2.7

The current ratio was 2.4 at year end 2017 compared with 2.7 at year end 2016. The current ratio was negatively impacted by a $1.20 billion decrease in cash and cash equivalents and short-term investments from year end 2016 due in part to the repayment of $600.0 million of 5.75% notes that were due in 2017. Accounts payable increased 41% compared to year end 2016 due primarily to a 27% rise in the value of scrap and scrap substitutes per ton on hand and a 16% increase in the inventory tons on hand from year end 2016 to year end 2017. Additionally, there was a 20% increase in salaries, wages and related accruals due to greater performance-based bonus accruals resulting from Nucor’s improved profitability in 2017 over the prior year and a 14% increase in accrued expenses and other current liabilities stemming primarily from an increase in deferred revenue and accrued customer rebates.

The current ratio was positively impacted by a 40% increase in inventory and a 24% increase in accounts receivable from year end 2016. Inventories increased from year end 2016 due to the rise in the value of scrap and scrap substitutes and in inventory on hand previously mentioned. The increase in accounts receivable was due to a 14% increase in average sales price per ton and a 13% increase in outside shipments in the fourth quarter of 2017 compared with the prior year fourth quarter.

In 2017, total accounts receivable turned approximately every five weeks and inventories turned approximately every nine weeks. These ratios compare with accounts receivable turnover of approximately every five weeks and inventory turnover of approximately every eight weeks in 2016.

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

Capital Allocation Strategy

Nucor’s conservative financial practices have served us well in the past and are serving us well today. Nucor’s financial strength allows for a consistent approach to capital allocation throughout the business cycle. Nucor’s highest capital allocation priority is to invest for profitable long-term growth through our multi-pronged strategy of optimizing existing operations, acquisitions and greenfield expansions. Our second priority is to provide our stockholders with cash dividends that are consistent with our success in delivering long-term earnings growth. Our third priority is to opportunistically repurchase our stock when our cash position is strong and attractively priced growth opportunities are limited. In September 2015, Nucor’s board of directors approved a share repurchase program under which the Company is authorized to repurchase up to $900.0 million of shares of its common stock. The Company repurchased $90.3 million of shares of its common stock in 2017 ($5.2 million in 2016 and $66.5 million in 2015). As of December 31, 2017, approximately $738.0 million remained available for share repurchases under the program.

Operating Activities

Cash provided by operating activities was $1.05 billion in 2017, a decrease of 40% compared with cash provided by operating activities of $1.75 billion in 2016. The primary reason for the decrease in cash provided by operating activities was that changes in operating assets and liabilities (exclusive of acquisitions) used cash of $907.0 million in 2017 compared with $32.6 million of cash generated in 2016. The funding of working capital increased over the prior year due mainly to increases in inventories, accounts receivable and federal income taxes receivable, partially offset by increases in net earnings and accounts payable. Inventories and accounts payable increased due to the rise in average scrap and scrap substitutes costs on hand from $258 per ton at year end 2016 to $328 per ton at year end 2017, as well as increased volumes of inventory on hand to support higher operating rates. Accounts receivable increased due to the previously mentioned increase in average sales price per ton and the increase in outside shipments, particularly within the bar mill product group, in the fourth quarter of 2017 over the fourth quarter of 2016. Partially offsetting the decrease in cash generated from changes in operating assets and operating liabilities were increased net earnings in 2017 over prior year levels. A significant item impacting the increase in net earnings in 2017 compared to 2016 was the benefit related to deferred income taxes of $221.2 million in 2017 (expense related to deferred income taxes of $71.5 million in 2016) that was due in large part to the Tax Reform Act enacted in late 2017.

Investing Activities

Our business is capital intensive; therefore, cash used in investing activities primarily represents capital expenditures for new facilities, the expansion and upgrading of existing facilities and the acquisition of other companies. Cash used in investing activities decreased $106.2 million from 2016 to 2017. The primary driver for the decrease in cash used in investing activities was that cash used for capital expenditures declined $156.3 million in 2017 from the prior year. Capital expenditures in 2016 included Nucor’s purchase of 49% of Encana Oil & Gas (USA) Inc.’s leasehold interest covering approximately 54,000 acres in the South Piceance Basin, NYS’s quench and self-tempering expansion and significant spending associated with the $230 million cold mill complex at Nucor Steel Arkansas that is scheduled to start-up in the first half of 2019. Additionally, there was a $600.0 million decrease in cash used to purchase investments, offset by a $450.0 million decrease in proceeds from the sale of investments. These decreases in cash used for investing activities were partially offset by the $69.3 million increase in cash used to fund acquisitions over the prior year. Significant acquisitions in 2017 include the purchases of Republic Conduit and Southland Tube, Inc. in January 2017 and St. Louis Cold Drawn, Inc. in September 2017, while Independence Tube Corporation was purchased in the previous year. In 2016, cash from investing activities benefited from the receipt of $135.0 million from the sale of our 50% equity interest in Hunter Ridge Energy Services LLC.

Financing Activities

Cash used in financing activities in 2017 was $1.24 billion compared with cash used in financing activities of $626.4 million in 2016. The majority of the change was due to the repayment of $600.0 million of 5.75% notes that were due in 2017. Additionally, cash used to repurchase treasury stock increased by $85.1 million in 2017 from the prior year. Partially offsetting the increase in cash used to retire debt and to repurchase shares of our common stock was a net increase in 2017 in short-term debt associated with trade credit arrangements used to finance the business of Nucor Trading S.A. over 2016.

Nucor increased its quarterly base dividend, resulting in dividends paid of $485.3 million in 2017 compared with $481.1 million in 2016.

Our credit facility includes only one financial covenant, which is a limit of 60% on the ratio of funded debt to total capitalization. In addition, the credit facility contains customary non-financial covenants, including a limit on Nucor’s ability to pledge the Company’s assets and a limit on consolidations, mergers and sales of assets. Our funded debt to total capital ratio was 29% at the end of 2017 and 35% at the end of 2016, and we were in compliance with all other covenants under our credit facility at the end of 2017.

Market Risk

Nucor’s largest exposure to market risk is in our steel mills and steel products segments. Our utilization rates for the steel mills and steel products facilities for the fourth quarter of 2017 were 81% and 63%, respectively. A significant portion of our steel mills and steel products segments’ sales are into the commercial, industrial and municipal construction markets. These markets continue to be depressed when compared to historical levels, and the domestic steel industry continues to be negatively affected by imported steel. Our largest single customer in 2017 represented approximately 5% of sales and consistently pays within terms. In the raw materials segment, we are exposed to price fluctuations related to the purchase of scrap steel and iron ore. Our exposure to market risk is mitigated by the fact that our steel mills use a significant portion of the products of this segment.

Nucor’s tax-exempt industrial development revenue bonds (“IDRBs”) have variable interest rates that are adjusted weekly. These IDRBs represented 27% of Nucor’s long-term debt outstanding at December 31, 2017. The remaining 73% of Nucor’s long-term debt is at fixed rates. Future changes in interest rates are not expected to significantly impact earnings. From time to time, Nucor makes use of interest rate swaps to manage interest rate risk. As of December 31, 2017, there were no such contracts outstanding. Nucor’s investment practice is to invest in securities that are highly liquid with short maturities. As a result, we do not expect changes in interest rates to have a significant impact on the value of our investment securities recorded as short-term investments.

Nucor also uses derivative financial instruments from time to time to partially manage its exposure to price risk related to natural gas purchases used in the production process, as well as scrap, copper and aluminum purchased for resale to its customers. In addition, Nucor uses forward foreign exchange contracts from time to time to hedge cash flows associated with certain assets and liabilities, firm commitments and anticipated transactions. Nucor generally does not enter into derivative instruments for any purpose other than hedging the cash flows associated with specific volumes of commodities that will be purchased and processed or sold in future periods and hedging the exposures related to changes in the fair value of outstanding fixed-rate debt instruments and foreign currency transactions. Nucor recognizes all derivative instruments in the consolidated balance sheets at fair value.

The Company is exposed to foreign currency risk primarily through its operations in Canada, Europe and Mexico. We periodically use derivative contracts to mitigate the risk of currency fluctuations.

Contractual Obligations and Other Commercial Commitments

The following table sets forth our contractual obligations and other commercial commitments as of December 31, 2017 for the periods presented (in thousands):

			Payments Due By Period
Contractual Obligations	Total	2018	2019-2020	2021-2022	2023 and thereafter
Long-term debt	$3,760,600	$500,000	$20,000	$601,000	$2,639,600
Estimated interest on long-term debt (1)	1,991,387	137,770	251,075	243,401	1,359,141
Capital leases	175,454	18,183	34,804	32,898	89,569
Operating leases	121,407	30,104	43,226	24,301	23,776
Raw material purchase commitments (2)	1,109,269	791,285	133,569	111,965	72,450
Utility purchase commitments (2)	760,988	190,314	173,667	117,631	279,376
Other unconditional purchase obligations (3)	448,190	353,839	78,628	6,078	9,645
Other long-term obligations (4)	604,685	435,015	48,921	11,963	108,786

Total contractual obligations	$8,971,980	$2,456,510	$783,890	$1,149,237	$4,582,343

(1)	Interest is estimated using applicable rates at December 31, 2017 for Nucor’s outstanding fixed and variable rate debt.
(2)	Nucor enters into contracts for the purchase of scrap and scrap substitutes, iron ore, electricity, natural gas, and other raw materials and related services. These contracts include multi-year commitments and minimum annual purchase requirements and are valued at prices in effect on December 31, 2017, or according to the contract language. These contracts are part of normal operations and are reflected in historical operating cash flow trends. We do not believe such commitments will adversely affect our liquidity position.
(3)	Purchase obligations include commitments for capital expenditures on operating machinery and equipment.
(4)	Other long-term obligations include amounts associated with Nucor’s early-retiree medical benefits, management compensation and guarantees.
Note:	In addition to the amounts shown in the table above, $48.8 million of unrecognized tax benefits have been recorded as liabilities, and we are uncertain as to if or when such amounts may be settled. Related to these unrecognized tax benefits, we have also recorded a liability for potential penalties and interest of $16.1 million at December 31, 2017.

Dividends

Nucor has increased its base cash dividend every year since it began paying dividends in 1973. Nucor paid dividends of $1.51 per share in 2017, compared with $1.50 per share in 2016. In December 2017, the Board of Directors increased the base quarterly dividend to $0.38 per share. Over the past 10 years, Nucor has returned more than $5 billion in capital to its stockholders in the form of basic dividends, supplemental dividends and share repurchases. In February 2018, the Board of Directors declared Nucor’s 180th consecutive quarterly cash dividend of $0.38 per share payable on May 11, 2018 to stockholders of record on March 29, 2018.

Outlook

In 2018, we expect to take advantage of our position of strength to grow Nucor’s long-term earnings power and stockholder value by continuing to successfully implement our five drivers to profitable growth strategy. Utilizing this strategy, we have invested significant capital into our business since the last cyclical peak in 2008. We have done so over a broad range of strategic acquisitions and investments that we believe will further enhance our ability to grow Nucor’s long-term earnings power by increasing our channels to market, expanding our product portfolios into higher value-added offerings that are less vulnerable to imports, improving our highly variable low-cost structure and building upon our market leadership positions. With many of these capital projects completed and ready to yield results, we will focus on execution in order to generate strong returns on these investments. We will also utilize our strong liquidity position to seek investment opportunities to further grow our long-term earnings capacity.

We are encouraged regarding anticipated full-year volume, pricing and profitability and believe our 2018 results may rival the prior year excluding the 2017 tax benefit. We expect our sheet mills to perform consistently in 2018 due to recent trade actions. Our plate mills and bar mills are also expected to deliver improved profitability benefiting from the International Trade Commission’s final injury determinations affirming the DOC’s anti-dumping duties on those products. Additionally, improved conditions in energy markets are expected to result in a continued resurgence in drilling activity, benefiting energy-related steel mill products. Consumer confidence rose sharply late in 2016 and has continued on a more modest upward trajectory throughout 2017, remaining at historically high levels. Subject to timing, proposed infrastructure bills should benefit not just our steel mills segment but a number of our steel products businesses as well. While utilization rates remained fairly consistent throughout 2017, we have realized some increase in momentum early in 2018. Due to stronger market sentiment, we were able to realize significant price increases for all products within our steel mills segment late in 2017 and this has continued in early 2018. We expect that our downstream steel products segment will continue to build on its positive results after the typical seasonal slow-down in construction that the winter season brings. We anticipate improvement in the performance of the raw materials segment due to demand-driven stronger margins at our DRI mills as well as our scrap recycling businesses.

We expect our first quarter operating results to increase compared to the fourth quarter of 2017, exclusive of the benefit recorded in the fourth quarter of 2017 related to tax reform. Spot prices on many of our products continue to improve and lead times are extending. Many sources predict moderate increases in nonresidential construction markets in 2018. Although units sold in the domestic automotive markets decreased in 2017 from a record 17.6 million vehicles sold in 2016, Nucor’s shipments to the industry grew by 7%. In spite of an improved labor market and stable gasoline prices, vehicle sales are expected to again decrease in 2018 but remain healthy. The energy markets languished throughout much of 2016 after the collapse in global oil prices in 2015 triggered inventory reductions among pipe and tube producers serving those markets. The energy market, especially oil country tubular goods, realized a significant increase in demand in 2017 and we expect modest improvement throughout 2018. Backlogs in both the steel mills and steel products segments strengthened during 2017, and we see generally stable or improving conditions in several end-use markets such as nonresidential construction, automotive and energy, heavy equipment and agriculture in 2018. However, the effect this improvement in demand will have on our operating rates will be challenged by excess foreign steel capacity and the threat of continued increases in imported steel. We have aggressively fought to stem the tide of unfairly traded imports, and we applaud recent trade legislation that puts our nation in a much stronger position to hold foreign governments accountable when violating U.S. trade laws. We are encouraged that the Trump administration has shown that it is willing to aggressively use all the tools at its disposal to take meaningful action against unfairly traded imports. As we enter the first quarter of 2018, scrap prices have increased some from the end of 2017, but we believe scrap prices will be relatively stable over the next several months. We have made significant investments in our raw materials segment and will continue to utilize our unmatched global supply chain to optimize our raw material costs.

We are committed to executing on the opportunities we see ahead to reward Nucor stockholders with very attractive long-term returns on their valuable capital invested in our Company. Our industry-leading financial strength allows us to support investments in our facilities that will prepare us for increased profitability as we enter into more favorable market conditions. In 2018, as we have in our past, we will allocate capital to investments that we believe will build our long-term earnings power. Capital expenditures are currently projected to be approximately $1 billion in 2018. Included in this total are primarily investments in new greenfield opportunities as well as our core operations to expand our product offerings and keep them state-of-the-art and globally cost-competitive. In total, Nucor has announced approximately $2 billion in capital investments since the third quarter of 2016.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year end and the reported amount of revenues and expenses during the year. On an ongoing basis, we evaluate our estimates, including those related to the valuation allowances for receivables, the carrying value of non-current assets and reserves for environmental obligations and income taxes. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Accordingly, actual costs could differ materially from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories

Inventories are stated at the lower of cost or market. The Company records any amount required to reduce the carrying value of inventory to net realizable value as a charge to cost of products sold. Scrap and scrap substitute costs are a very significant component of the raw material, semi-finished and finished product inventory balances. The vast majority of the Company’s inventory is recorded on a first-in, first-out method. Production costs are applied to semi-finished and finished product inventory from the approximate period in which they are produced.

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

Certain long-lived asset groupings were tested for impairment during the fourth quarter of 2017. Undiscounted cash flows for each asset grouping were estimated using management’s long-range estimates of market conditions associated with each asset grouping over the estimated useful life of the principal asset within the group. Our undiscounted cash flow analysis indicated that those long-lived asset groupings were recoverable as of December 31, 2017; however, if our projected cash flows are not realized, either because of an extended recessionary period or other unforeseen events, impairment charges may be required in future periods. A 5% decrease in the projected cash flows of each of our asset groupings would not result in an impairment.

Given the natural gas pricing environment, Nucor performed an impairment assessment of its proved producing natural gas well assets in December 2017. One of the main assumptions that most significantly affects the undiscounted cash flows determination is management’s estimate of future natural gas prices. The pricing used in this impairment assessment was developed by management based on projected natural gas market supply and demand dynamics. Management also makes key estimates on the expected reserve levels and on the expected drilling production costs. This analysis was performed on each of Nucor’s three groups of wells, with each group defined by common geographic location. Each of Nucor’s three groups of wells passed the impairment test. The combined carrying value of the three groups of wells was $252.0 million at December 31, 2017. Changes in the natural gas industry or a prolonged low price environment beyond what had already been assumed in the analysis could cause management to revise the natural gas price assumptions, the estimated reserves or the estimated drilling production costs. Unfavorable revisions to these assumptions or estimates could possibly result in an impairment of some or all of the groups of proved well assets.

In the fourth quarter of 2015, we determined that certain assets, the majority of which were engineering and equipment related to a blast furnace project at our St. James Parish, Louisiana site, would not be utilized in the future. As a result of this determination, Nucor recorded an $84.1 million impairment charge for the entire balance of those assets, which is included in the raw materials segment. The impairment charge is included in impairments and losses on assets in the consolidated statement of earnings in 2015. The assets that were impaired, the majority of which were acquired in 2008, were a viable option until the decision was made in the fourth quarter of 2015 that such assets would not be utilized. The decision about whether or not to move forward with construction of the blast furnace utilizing these assets was delayed to focus on the construction of the DRI plant at the site. The decision was further delayed because of challenging industry conditions, particularly increased excess steel capacity, both domestically and globally. In the meantime, technology advances and supply and demand in the raw materials market led management to reconsider its plans for the previously proposed blast furnace.

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

When appropriate, Nucor performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For certain reporting units, it is necessary to perform a quantitative analysis. In these instances, a discounted cash flow model is used to determine the current estimated fair value of these reporting units. Key assumptions used to determine the fair value of each reporting unit as part of our annual testing (and any required interim testing) include: (i) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, costs to produce and estimated capital needs); (ii) an estimated terminal value using a terminal year growth rate determined based on the growth prospects of the reporting unit; (iii) a discount rate based on management’s best estimate of the after-tax weighted average cost of capital; and (iv) a probability-weighted scenario approach by which varying cash flows are assigned to certain scenarios based on the likelihood of occurrence. Management considers historical and anticipated future results, general economic and market conditions, the impact of planned business and operational strategies and all available information at the time the fair values of its reporting units are estimated. Those estimates and judgments may or may not ultimately prove appropriate.

Our fourth quarter 2017 annual goodwill impairment analysis did not result in an impairment charge. Management does not believe that future impairment of these reporting units is probable. However, the performance of certain businesses that comprise our reporting units requires continued improvement. An increase of approximately 50 basis points in the discount rate, a critical assumption in which a minor change can have a significant impact on the estimated fair value, would not result in an impairment charge.

Nucor will continue to monitor operating results within all reporting units throughout 2018 in an effort to determine if events and circumstances warrant further interim impairment testing. Otherwise, all reporting units will again be subject to the required annual qualitative and/or quantitative impairment test during our fourth quarter of 2018. Changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future operating cash flows and discount rate, could decrease the estimated fair value of our reporting units in the future and could result in an impairment of goodwill.

Equity Method Investments

Investments in joint ventures in which Nucor shares control over the financial and operating decisions but in which Nucor is not the primary beneficiary are accounted for under the equity method. Each of the Company’s equity method investments is subject to a review for impairment if, and when, circumstances indicate that an other-than-temporary decline in value below its carrying amount may have occurred. Examples of such circumstances include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee; missed financial projections; a significant adverse change in the regulatory, tax, economic or technological environment of the investee; a significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates; and recurring negative cash flows from operations. When management considers the decline to be other than temporary, the Company would write down the related investment to its estimated fair market value. An other-than-temporary decline in carrying value is determined to have occurred when, in management’s judgment, a decline in fair value below carrying value is of such length of time and/or severity that it is considered long-term.

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

Key assumptions used to determine the fair value of our equity method investments include: (i) expected cash flow for the six-year period following the testing date (including market share, sales volumes and prices, costs to produce and estimated capital needs); (ii) an estimated terminal value using a terminal year growth rate determined based on the growth prospects of the investment; (iii) a discount rate based on management’s best estimate of the after-tax weighted average cost of capital; and (iv) a probability-weighted scenario approach by which varying cash flows are assigned to certain scenarios based on the likelihood of occurrence. While the assumptions that most significantly affect the fair value determination include projected revenues, metal margins and discount rate, the assumptions are often interdependent and no single factor predominates in determining the estimated fair value. Management considers historical and anticipated future results, general economic and market conditions, the impact of planned business and operational strategies and all available information at the time the fair values of its investments are estimated. Those estimates and judgments may or may not ultimately prove appropriate.

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

Although the operating results of Duferdofin Nucor have improved since 2015 and there have been no significant deteriorations in near-term financial projections or other key assumptions since the last impairment test performed in the fourth quarter of 2015, Nucor concluded that it was appropriate to reassess its equity investment in Duferdofin Nucor for impairment during the fourth quarter of 2017 due to the protracted challenging steel market conditions in Europe. After completing its assessment, the Company determined that the estimated fair value exceeded its carrying amount by a sufficient amount and that there was no need for additional impairment charges. The assumptions that most significantly affect the fair value determination include projected revenues and the discount rate. It is reasonably possible that material deviation of future performance from the estimates used in our most recent valuation could result in further impairment of our investment in Duferdofin Nucor.

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

The staff of the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the application of Accounting Standards Codification 740, Income Taxes, in situations when a registrant does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Reform Act. Reflected in our financial results, and in accordance with SAB 118, are certain provisional income tax effects of the Tax Reform Act. The Tax Reform Act creates two new U.S. tax base-erosion provisions, the global intangible low-taxed income (“GILTI”) and the base erosion and anti-abuse tax provisions. The Company has elected to account for GILTI tax in the period in which it is incurred. Further information on the tax impacts of the Tax Reform Act is included in Note 19 of the Company’s consolidated financial statements.

Recent Accounting Pronouncements

See Note 2 to the Consolidated Financial Statements for a discussion of new accounting pronouncements adopted by Nucor during 2017 and the expected financial impact of accounting pronouncements recently issued or proposed but not yet required to be adopted.

Reclassifications

In the first quarter of 2017, we adopted new accounting guidance that amends the accounting for employee share-based payment transactions. One of the requirements of this new guidance is that tax-related cash flows resulting from the direct withholding of shares for tax purposes be classified as a financing activity in the statement of cash flows. This particular requirement of the new accounting guidance required retrospective application. As a result, $12.4 million and $11.7 million were reclassified from other operating activities to financing activities related to payment of tax withholdings on certain stock-based compensation in the consolidated statements of cash flows for the years ended December 31, 2016 and 2015, respectively.

FIVE-YEAR FINANCIAL REVIEW

(dollar and share amounts in thousands, except per share data)

	2017	2016	2015	2014	2013
FOR THE YEAR
Net sales	$20,252,393	$16,208,122	$16,439,276	$21,105,141	$19,052,046
Costs, expenses and other:
Cost of products sold	17,682,986	14,182,215	15,325,386	19,255,904	17,623,976
Marketing, administrative and other expenses	687,531	596,761	458,989	520,805	467,904
Equity in earnings of unconsolidated affiliates	(41,661)	(38,757)	(5,329)	(13,505)	(9,297)
Impairments and losses on assets	—	—	244,833	25,393	14,000
Interest expense, net	173,580	169,244	173,531	169,256	146,895

	18,502,436	14,909,463	16,197,410	19,957,853	18,243,478
Earnings before income taxes and noncontrolling interests	1,749,957	1,298,659	241,866	1,147,288	808,568
Provision for income taxes	369,386	398,243	48,836	368,724	214,853

Net earnings	1,380,571	900,416	193,030	778,564	593,715
Earnings attributable to noncontrolling interests	61,883	104,145	112,306	99,227	94,330

Net earnings attributable to Nucor stockholders	1,318,688	796,271	80,724	679,337	499,385
Net earnings per share:
Basic	4.11	2.48	0.25	2.12	1.56
Diluted	4.10	2.48	0.25	2.11	1.56
Dividends declared per share	1.5125	1.5025	1.4925	1.4825	1.4725
Percentage of net earnings to net sales	6.5%	4.9%	0.5%	3.2%	2.6%
Return on average stockholders’ equity	15.9%	10.4%	1.0%	8.4%	6.2%
Cash provided by operating activities	1,051,263	1,749,920	2,168,761	1,356,583	1,092,742
Capital expenditures	507,074	617,677	364,768	568,867	1,230,418
Acquisitions (net of cash acquired)	544,041	474,788	19,089	768,581	—
Depreciation	635,833	613,192	625,757	652,000	535,852
Sales per average employee	820	690	690	921	859
AT YEAR END
Current assets	$6,824,420	$6,506,393	$5,854,405	$6,808,805	$6,814,189
Current liabilities	2,824,764	2,389,966	1,385,173	2,097,776	1,960,216

Working capital	3,999,656	4,116,427	4,469,232	4,711,029	4,853,973
Current ratio	2.4	2.7	4.2	3.2	3.5
Property, plant and equipment, net	5,093,147	5,078,650	4,891,153	5,287,639	4,917,024
Total assets	15,841,258	15,223,518	14,326,969	15,956,467	15,578,128
Long-term debt (including current maturities)	3,742,242	4,339,141	4,337,145	4,350,558	4,350,902
Percentage of debt to capital (1)	29.2%	34.5%	35.6%	34.0%	34.4%
Total Nucor stockholders’ equity	8,739,036	7,879,865	7,477,816	8,110,342	8,018,250
Per share	27.48	24.72	23.52	25.42	25.19
Shares outstanding	317,969	318,737	317,962	319,033	318,328
Employees	25,100	23,900	23,700	23,600	22,300

(1) - Long-term debt divided by total equity plus long-term debt

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

Management assessed the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2017. In making this assessment, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013).

Our evaluation did not include the internal controls over financial reporting for Southland Tube, Inc., which was acquired on January 9, 2017, Republic Conduit, which was acquired on January 20, 2017 and St. Louis Cold Drawn, Inc., which was acquired on September 1, 2017. Total assets for each acquisition represent approximately 0.7%, 0.9% and 0.3%, respectively, and total revenues for each acquisition represent approximately 1.0%, 1.2% and 0.1%, respectively, of the related consolidated financial statement amounts as of and for the fiscal year ended December 31, 2017.

Based on its assessment, management concluded that Nucor’s internal control over financial reporting was effective as of December 31, 2017. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2017 as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Nucor Corporation:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nucor Corporation and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of earnings, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded Southland Tube, Inc., Republic Conduit, and St. Louis Cold Drawn, Inc. from its assessment of internal control over financial reporting as of December 31, 2017 because they were acquired by the Company in purchase business combinations during 2017. We have also excluded Southland Tube, Inc., Republic Conduit, and St. Louis Cold Drawn, Inc. from our audit of internal control over financial reporting. Southland Tube, Inc., Republic Conduit, and St. Louis Cold Drawn, Inc. are wholly-owned subsidiaries whose total assets and total revenue excluded from management’s assessment and our audit of internal control over financial reporting represent approximately 0.7%, 0.9%, and 0.3% of total assets, respectively and approximately 1.0%, 1.2%, and 0.1% of total revenues, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2017.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina

February 28, 2018

We have served as the Company’s auditor since 1989.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents (Note 14)	$949,104	$2,045,961
Short-term investments (Notes 4 and 14)	50,000	150,000
Accounts receivable, net (Note 5)	2,028,545	1,631,676
Inventories, net (Note 6)	3,461,686	2,479,958
Other current assets (Notes 13 and 19)	335,085	198,798

Total current assets	6,824,420	6,506,393
Property, plant and equipment, net (Note 7)	5,093,147	5,078,650
Goodwill (Notes 3 and 8)	2,196,058	2,052,728
Other intangible assets, net (Notes 3 and 8)	914,646	866,835
Other assets (Note 9)	812,987	718,912

Total assets	$15,841,258	$15,223,518

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt (Notes 11 and 14)	$52,833	$17,959
Long-term debt due within one year (Notes 11 and 14)	500,000	600,000
Accounts payable (Note 10)	1,181,346	838,109
Salaries, wages and related accruals (Note 17)	516,660	428,829
Accrued expenses and other current liabilities (Notes 10, 13 and 15)	573,925	505,069

Total current liabilities	2,824,764	2,389,966
Long-term debt due after one year (Notes 11 and 14)	3,242,242	3,739,141
Deferred credits and other liabilities (Notes 13, 15, 17 and 19)	689,464	839,703

Total liabilities	6,756,470	6,968,810

Commitments and contingencies (Notes 13 and 15)
Equity
Nucor stockholders’ equity (Notes 12 and 16):
Common stock (800,000 shares authorized; 379,900 and 379,334 shares issued, respectively)	151,960	151,734
Additional paid-in capital	2,021,339	1,974,672
Retained earnings	8,463,709	7,630,916
Accumulated other comprehensive loss, net of income taxes (Notes 13 and 20)	(254,681)	(317,843)
Treasury stock (61,931 and 60,597 shares, respectively)	(1,643,291)	(1,559,614)

Total Nucor stockholders’ equity	8,739,036	7,879,865
Noncontrolling interests	345,752	374,843

Total equity	9,084,788	8,254,708

Total liabilities and equity	$15,841,258	$15,223,518

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands, except per share data)

	Year Ended December 31,
	2017	2016	2015
Net sales	$20,252,393	$16,208,122	$16,439,276

Costs, expenses and other:
Cost of products sold (Notes 13, 17 and 20)	17,682,986	14,182,215	15,325,386
Marketing, administrative and other expenses	687,531	596,761	458,989
Equity in earnings of unconsolidated affiliates	(41,661)	(38,757)	(5,329)
Impairments and losses on assets (Notes 7 and 9)	—	—	244,833
Interest expense, net (Notes 7, 18 and 19)	173,580	169,244	173,531

	18,502,436	14,909,463	16,197,410

Earnings before income taxes and noncontrolling interests	1,749,957	1,298,659	241,866
Provision for income taxes (Notes 19 and 23)	369,386	398,243	48,836

Net earnings	1,380,571	900,416	193,030
Earnings attributable to noncontrolling interests	61,883	104,145	112,306

Net earnings attributable to Nucor stockholders	$1,318,688	$796,271	$80,724

Net earnings per share (Note 21):
Basic	$4.11	$2.48	$0.25
Diluted	$4.10	$2.48	$0.25

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended December 31,
	2017	2016	2015
Net earnings	$1,380,571	$900,416	$193,030

Other comprehensive income (loss):
Net unrealized (loss) income on hedging derivatives, net of income taxes of ($2,600), $1,500 and ($5,600) for 2017, 2016 and 2015, respectively	(4,523)	2,570	(9,498)
Reclassification adjustment for loss on settlement of hedging derivatives included in net earnings, net of income taxes of $400, $5,800 and $3,500 for 2017, 2016 and 2015, respectively	973	9,880	5,798
Foreign currency translation gain (loss), net of income taxes of $0 for 2017, 2016 and 2015	68,657	25,495	(205,397)
Adjustment to early retiree medical plan, net of income taxes of ($767), ($1,291) and $127 for 2017, 2016 and 2015, respectively	(1,530)	(3,589)	1,485
Reclassification adjustment for gain on early retiree medical plan included in net earnings, net of income taxes of ($279), ($309) and ($414) for 2017, 2016 and 2015, respectively	(415)	(837)	(742)
Other, net of income taxes of $0, $0 and $1,500 for 2017, 2016 and 2015, respectively	—	—	2,700

	63,162	33,519	(205,654)

Comprehensive income (loss)	1,443,733	933,935	(12,624)
Comprehensive income attributable to noncontrolling interests	(61,883)	(104,145)	(112,306)

Comprehensive income (loss) attributable to Nucor stockholders	$1,381,850	$829,790	$(124,930)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except per share data)

		Nucor Stockholders
		Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock (at cost)		Total Nucor Stockholders’ Equity	Noncontrolling Interests
	Total	Shares	Amount				Shares	Amount
BALANCES, December 31, 2014	$8,442,036	378,092	$151,237	$1,883,356	$7,716,087	$(145,708)	59,059	$(1,494,629)	$8,110,343	$331,693
Net earnings in 2015	193,030				80,724				80,724	112,306
Other comprehensive income (loss)	(205,654)					(205,654)			(205,654)
Stock options exercised	424	10	4	420					424
Stock option expense	7,433			7,433					7,433
Issuance of stock under award plans, net of forfeitures	30,120	464	185	26,929			(119)	3,006	30,120
Amortization of unearned compensation	832			832					832
Treasury stock acquired	(66,505)						1,664	(66,505)	(66,505)
Cash dividends ($1.4925 per share)	(479,901)				(479,901)				(479,901)
Distributions to noncontrolling interests	(71,938)									(71,938)

BALANCES, December 31, 2015	$7,849,877	378,566	$151,426	$1,918,970	$7,316,910	$(351,362)	60,604	$(1,558,128)	$7,477,816	$372,061
Net earnings in 2016	900,416				796,271				796,271	104,145
Other comprehensive income (loss)	33,519					33,519			33,519
Stock options exercised	15,670	400	160	15,510					15,670
Stock option expense	7,833			7,833					7,833
Issuance of stock under award plans, net of forfeitures	35,953	368	148	32,118			(143)	3,687	35,953
Amortization of unearned compensation	843			843					843
Treasury stock acquired	(5,173)						136	(5,173)	(5,173)
Cash dividends ($1.5025 per share)	(482,265)				(482,265)				(482,265)
Distributions to noncontrolling interests	(99,588)									(99,588)
Other	(2,377)			(602)					(602)	(1,775)

BALANCES, December 31, 2016	$8,254,708	379,334	$151,734	$1,974,672	$7,630,916	$(317,843)	60,597	$(1,559,614)	$7,879,865	$374,843
Net earnings in 2017	1,380,571				1,318,688				1,318,688	61,883
Other comprehensive income (loss)	63,162					63,162			63,162
Stock options exercised	7,069	183	73	6,996					7,069
Stock option expense	8,233			8,233					8,233
Issuance of stock under award plans, net of forfeitures	37,018	383	153	30,238			(257)	6,627	37,018
Amortization of unearned compensation	1,200			1,200					1,200
Treasury stock acquired	(90,304)						1,591	(90,304)	(90,304)
Cash dividends ($1.5125 per share)	(485,895)				(485,895)				(485,895)
Distributions to noncontrolling interests	(90,974)									(90,974)

BALANCES, December 31, 2017	$9,084,788	379,900	$151,960	$2,021,339	$8,463,709	$(254,681)	61,931	$(1,643,291)	$8,739,036	$345,752

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2017	2016	2015
Operating activities:
Net earnings	$1,380,571	$900,416	$193,030
Adjustments:
Depreciation	635,833	613,192	625,757
Amortization	91,228	73,862	74,260
Stock-based compensation	64,176	56,511	45,794
Deferred income taxes	(221,173)	71,455	(246,836)
Distributions from affiliates	49,295	40,602	15,132
Equity in earnings of unconsolidated affiliates	(41,661)	(38,757)	(5,329)
Impairments and losses on assets	—	—	244,833
Changes in assets and liabilities (exclusive of acquisitions and dispositions):
Accounts receivable	(329,501)	(217,736)	655,489
Inventories	(900,946)	(132,639)	1,061,202
Accounts payable	314,817	236,788	(438,788)
Federal income taxes	(107,577)	3,555	62,656
Salaries, wages and related accruals	83,625	133,544	(56,267)
Other operating activities (Note 2)	32,576	9,127	(62,172)

Cash provided by operating activities	1,051,263	1,749,920	2,168,761

Investing activities:
Capital expenditures	(448,555)	(604,840)	(374,123)
Investment in and advances to affiliates	(59,000)	(63,167)	(80,409)
Divestiture of affiliates	—	135,000	—
Disposition of plant and equipment	25,315	18,571	29,390
Acquisitions (net of cash acquired)	(544,041)	(474,788)	(19,089)
Purchases of investments	(50,000)	(650,000)	(111,927)
Proceeds from the sale of investments	150,000	600,000	111,452
Other investing activities	7,389	14,106	3,010

Cash used in investing activities	(918,892)	(1,025,118)	(441,696)

Financing activities:
Net change in short-term debt	34,872	(33,360)	(155,816)
Repayment of long-term debt	(600,000)	—	(16,300)
Issuance of common stock	11,145	15,751	424
Payment of tax withholdings on certain stock-based compensation (Note 2)	(14,408)	(12,387)	(11,718)
Excess tax benefits from stock-based compensation	—	2,784	2,000
Distributions to noncontrolling interests	(90,974)	(99,588)	(71,938)
Cash dividends	(485,321)	(481,083)	(479,432)
Acquisition of treasury stock	(90,304)	(5,173)	(66,505)
Other financing activities	(3,241)	(13,297)	(2,184)

Cash used in financing activities	(1,238,231)	(626,353)	(801,469)

Effect of exchange rate changes on cash	9,003	8,043	(10,271)

(Decrease) increase in cash and cash equivalents	(1,096,857)	106,492	915,325
Cash and cash equivalents—beginning of year	2,045,961	1,939,469	1,024,144

Cash and cash equivalents—end of year	$949,104	$2,045,961	$1,939,469

Non-cash investing activity:
Change in accrued plant and equipment purchases and assets recorded under capital lease arrangements	$58,519	$12,837	$(9,355)

See notes to consolidated financial statements.

NUCOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

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

Inventories

Inventories are stated at the lower of cost or market. The Company records any amount required to reduce the carrying value of inventory to net realizable value as a charge to cost of products sold. Scrap and scrap substitute costs are a very significant component of the raw material, semi-finished and finished product inventory balances. The vast majority of the Company’s inventory is recorded on the first-in, first-out method. Production costs are applied to semi-finished and finished product inventory from the approximate period in which they are produced.

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

Finite-lived intangible assets are amortized over their estimated useful lives on a straight-line or accelerated basis.

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

Equity Method Investments

Investments in joint ventures in which Nucor shares control over the financial and operating decisions but in which Nucor is not the primary beneficiary are accounted for under the equity method. Each of the Company’s equity method investments is subject to a review for impairment if, and when, circumstances indicate that a decline in value below its carrying amount may have occurred. Examples of such circumstances include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee; missed financial projections; a significant adverse change in the regulatory, economic or technological environment of the investee; a significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates; and recurring negative cash flows from operations. When management considers the decline to be other than temporary, the related investment is written down to its estimated fair market value.

Derivative Financial Instruments

Nucor periodically uses derivative financial instruments primarily to partially manage its exposure to price risk related to natural gas purchases used in the production process as well as its exposure to scrap, copper and aluminum purchased for resale to its customers. In addition, Nucor periodically uses derivatives to partially manage its exposure to changes in interest rates on outstanding debt instruments and uses forward foreign exchange contracts to hedge cash flows associated with certain assets and liabilities, firm commitments and anticipated transactions.

Nucor recognizes all derivative instruments in the consolidated balance sheets at fair value. Amounts included in accumulated other comprehensive income (loss) related to cash flow hedges are reclassified into earnings when the underlying transaction is recognized in net earnings. Changes in fair value hedges are reported in earnings along with changes in the fair value of the hedged items. When cash flow and fair value hedges affect net earnings, they are included on the same financial statement line as the underlying transaction (cost of products sold or interest expense). If these instruments do not meet hedge accounting criteria, the change in fair value (or a portion thereof) is recognized immediately in earnings in the same financial statement line as the underlying transaction.

Revenue Recognition

Nucor recognizes revenue when persuasive evidence of a contractual arrangement exists, delivery has occurred, the sales price is fixed or determinable and collection is reasonably assured. Product is considered delivered to the customer once it has been shipped and title and risk of loss has been transferred.

Income Taxes

Nucor utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the “Tax Reform Act”). The Tax Reform Act creates two new U.S. tax base-erosion provisions, the global intangible low-taxed income (“GILTI”) and the base-erosion and anti-abuse tax (“BEAT”) provisions. The Company has elected to account for GILTI tax in the period in which it is incurred. Further information on the tax impacts of the Tax Reform Act is included in Note 19.

Nucor recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Potential accrued interest and penalties related to unrecognized tax benefits are recognized as a component of interest expense and other expenses.

The Tax Reform Act provides for a one-time mandatory deemed repatriation of post-1986 undistributed foreign subsidiary earnings and profits. Nucor’s intention is to permanently reinvest the future earnings of certain foreign investments.

Stock-Based Compensation

The Company recognizes the cost of stock-based compensation as an expense using fair value measurement methods. The assumptions used to calculate the fair value of stock-based compensation granted are evaluated and revised, as necessary, to reflect market conditions and experience.

Foreign Currency Translation

For Nucor’s operations where the functional currency is other than the U.S. dollar, assets and liabilities have been translated at year end exchange rates, and income and expenses have been translated using average exchange rates for the respective periods. Adjustments resulting from the process of translating an entity’s financial statements into the U.S. dollar have been recorded in accumulated other comprehensive income (loss) and are included in net earnings only upon sale or liquidation of the underlying investments. Foreign currency transaction gains and losses are included in net earnings in the period they occur.

Recently Adopted Accounting Pronouncements

In the first quarter of 2017, Nucor adopted new accounting guidance that amends the accounting for employee share-based payment transactions. The new guidance requires income statement recognition of all tax effects, including all excess tax benefits and tax deficiencies, resulting from the settlement of share-based awards in the reporting period in which they occur. The new guidance also requires that all tax-related cash flows resulting from share-based payments, including the excess tax benefits and tax deficiencies related to the settlement of stock-based awards, be classified as cash flows from operating activities, and that cash paid by directly withholding shares for tax purposes be classified as a financing activity in the statement of cash flows. The new guidance also allows companies to make an accounting policy election to either estimate the number of awards that are expected to vest, consistent with current guidance, or account for forfeitures as they occur. This new guidance, with the exception of the presentation of cash paid by directly withholding shares for tax purposes on the statement of cash flows, was applied prospectively for the Company beginning on January 1, 2017. The presentation of cash paid by directly withholding shares for tax purposes on the statement of cash flows as a financing activity requires retrospective application beginning January 1, 2017. As a result of the retrospective application of this new guidance, $12.4 million and $11.7 million were reclassified from other operating activities to payment of tax withholdings on certain stock-based compensation in the consolidated statements of cash flows for the years ended December 31, 2016 and 2015, respectively. The adoption of this new guidance did not have a material effect on the Company’s consolidated financial statements. There is no change to our accounting policy with respect to the estimation of awards that are expected to vest.

In January 2017, new guidance was issued regarding the simplification of the test for goodwill impairment. The new guidance eliminates Step 2 from the goodwill impairment test and will require an entity to perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The new guidance is effective for the Company for annual and interim reporting periods beginning after December 15, 2019, with early adoption permitted. The Company early adopted this new guidance in the first quarter of 2017. The adoption of this new guidance did not have a material impact on the Company’s consolidated financial statements.

In August 2017, new guidance was issued regarding improvements to accounting and reporting for hedging activities to better reflect the economic results of an entity’s risk management activities. The new guidance reduces limitations on hedge designation and updates measurement guidance for qualifying hedging relationships. The new guidance also simplifies financial statement reporting for qualifying hedging relationships and aligns the recognition and presentation of the effects of the hedging instrument and hedged item within the financial statements. The new guidance is effective for the Company for annual and interim reporting periods beginning after December 15, 2018, with early adoption permitted. The Company early adopted this new guidance in the third quarter of 2017. The adoption of this new guidance did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements

In May 2014, new accounting guidance was issued that will supersede nearly all existing accounting guidance related to revenue recognition. The new guidance provides that an entity recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. The Financial Accounting Standards Board has also issued a number of updates to this new accounting guidance. The Company will adopt the new revenue recognition guidance effective January 1, 2018. Using the modified retrospective approach, the Company will recognize the cumulative effect of the adoption as an adjustment to the opening balance of retained earnings. The Company does not expect the adoption of this new guidance to have a material effect on the Company’s consolidated financial statements.

In January 2016, new accounting guidance was issued regarding the recognition and measurement of financial assets and financial liabilities. Changes to the current accounting guidance primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the Financial Accounting Standards Board clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities and financial liabilities, is largely unchanged. The new guidance is effective for the Company for annual and interim reporting periods beginning after December 15, 2017. The Company does not expect the adoption of this new guidance to have a material effect on the Company’s consolidated financial statements.

In February 2016, new accounting guidance was issued regarding the accounting for leases. The new guidance requires all lessees to recognize on the balance sheet right to use assets and lease liabilities for the rights and obligations created by lease arrangements with terms greater than 12 months. The new guidance is effective for the Company for annual and interim reporting periods beginning after December 15, 2018. The Company is evaluating the impact that the adoption of this new guidance will have on its consolidated financial statements, but it expects that assets and liabilities will increase on the Company’s consolidated balance sheet.

In August 2016, new accounting guidance was issued regarding the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. The new guidance addresses specific cash flow presentation issues in order to reduce diversity in existing practice. The new guidance is effective for the Company for annual and interim reporting periods beginning after December 15, 2017. The Company does not expect the adoption of this new guidance to have a material impact on the Company’s consolidated financial statements.

In October 2016, new accounting guidance was issued regarding intra-entity transfers of assets other than inventory. The new guidance requires that an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The new guidance is effective for the Company for annual and interim reporting periods beginning after December 15, 2017. The Company does not expect the adoption of this new guidance to have a material impact on the Company’s consolidated financial statements.

3. Acquisitions and Dispositions

On January 20, 2017, Nucor used cash on hand to acquire Republic Conduit (“Republic”) for a purchase price of $331.6 million. Republic produces steel electrical conduit primarily used to protect and route electrical wiring in various nonresidential structures such as hospitals, office buildings and stadiums. With its two facilities located in Kentucky and Georgia, Republic had shipments of approximately 140,000 tons in 2017. This acquisition not only further expands Nucor’s product portfolio to include steel electrical conduit but the Company also believes it will be an important, value-added channel to market for Nucor’s sheet mills. Republic’s financial results are included as part of the steel mills segment (see Note 22).

We have allocated the purchase price for Republic to its individual assets acquired and liabilities assumed.

The following table summarizes the fair values of the assets acquired and liabilities assumed of Republic as of the date of acquisition (in thousands):

Cash	$206
Accounts receivable	39,177
Inventory	33,561
Other current assets	1,101
Property, plant and equipment	67,412
Goodwill	115,562
Other intangible assets	89,200
Other assets	3,118

Total assets acquired	349,337

Current liabilities	17,743

Total liabilities assumed	17,743

Net assets acquired	$331,594

The following table summarizes the purchase price allocation to the identifiable intangible assets of Republic as of the date of acquisition (in thousands, except years):

		Weighted - Average Life
Customer relationships	$80,800	12 years
Trademarks and trade names	8,400	13 years

	$89,200

The goodwill of approximately $115.6 million is primarily attributed to the synergies expected to arise after the acquisition. The goodwill is calculated as the excess of the purchase price over the fair values of the assets acquired and liabilities assumed and has been allocated to the steel mills segment (see Note 8). Goodwill recognized for tax purposes was $118.6 million, all of which is deductible for such purposes.

On October 31, 2016, Nucor used cash on hand to acquire Independence Tube Corporation (“ITC”) for a purchase price of $430.1 million. ITC is a leading manufacturer of hollow structural section (“HSS”) steel tubing, which is primarily used in nonresidential construction markets. ITC has the ability to produce approximately 650,000 tons of HSS steel tubing annually at its four facilities, two of which are in Illinois and the other two are in Alabama. This acquisition not only further expands Nucor’s product portfolio to include the HSS steel tubing market but the Company also believes it will be an important, value-added channel to market for Nucor’s hot-rolled sheet steel, as ITC’s plants are located in close proximity to Nucor’s sheet mills in Alabama, Indiana and Kentucky. ITC’s financial results are included as part of the steel mills segment (see Note 22).

We have allocated the purchase price for ITC to its individual assets acquired and liabilities assumed.

The following table summarizes the fair values of the assets acquired and liabilities assumed of ITC as of the date of acquisition (in thousands):

Cash	$1,058
Accounts receivable	33,173
Inventory	94,400
Other current assets	1,743
Property, plant and equipment	177,668
Goodwill	29,522
Other intangible assets	130,900
Other assets	1,287

Total assets acquired	469,751

Current liabilities	39,633

Total liabilities assumed	39,633

Net assets acquired	$430,118

The following table summarizes the purchase price allocation to the identifiable intangible assets of ITC as of the date of acquisition (in thousands, except years):

		Weighted - Average Life
Customer relationships	$119,000	15 years
Trademarks and trade names	7,100	15 years
Other	4,800	5 years

	$130,900

The goodwill of approximately $29.5 million is primarily attributed to the synergies expected to arise after the acquisition. The goodwill is calculated as the excess of the purchase price over the fair values of the assets acquired and liabilities assumed and has been allocated to the steel mills segment (see Note 8). Goodwill recognized for tax purposes was $30.5 million, all of which is deductible for such purposes.

Other acquisitions, exclusive of purchase price adjustments of acquisitions made and net of cash acquired, totaled $212.7 million in 2017, $50.1 million in 2016 and $19.1 million in 2015. Included in the 2017 amount is the January 9, 2017 acquisition of Southland Tube, Inc. (“Southland”) and the September 1, 2017 acquisition of St. Louis Cold Drawn, Inc. (“St. Louis Cold Drawn”). Nucor used cash on hand to acquire Southland and St. Louis Cold Drawn for purchase prices of approximately $130 million and $60 million, respectively. Southland is a manufacturer of HSS steel tubing, which is primarily used in nonresidential construction markets. Southland had shipments of approximately 235,000 tons in 2017 and has one manufacturing facility in Birmingham, Alabama. St. Louis Cold Drawn is a manufacturer of cold drawn rounds, hexagons, squares and special sections that mainly serves the U.S. and Mexican automotive and industrial markets. St. Louis Cold Drawn has two manufacturing locations, one in St. Louis, Missouri and the other in Monterrey, Mexico, that have a combined annual capacity of approximately 200,000 tons. The financial results of Southland and St. Louis Cold Drawn are included in the steel mills segment and the steel products segment, respectively (Note 22).

4. Short-term Investments

Nucor held $50.0 million and $150.0 million of short-term investments as of December 31, 2017 and 2016, respectively. The investments held as of December 31, 2017 consisted of a certificate of deposit (“CD”). The investments held as of December 31, 2016 consisted of CDs. These investments are classified as available-for-sale. Interest income on the CDs is recorded as earned.

No realized or unrealized gains or losses were incurred in 2017, 2016 or 2015.

The contractual maturity of the CD outstanding at December 31, 2017 is before December 31, 2018.

5. Accounts Receivable

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of our customers to make required payments. Accounts receivable are stated net of the allowance for doubtful accounts of $49.0 million at December 31, 2017 ($45.9 million at December 31, 2016 and $43.2 million at December 31, 2015).

6. Inventories

Inventories consisted of approximately 42% raw materials and supplies and 58% finished and semi-finished products at December 31, 2017 (37% and 63%, respectively, at December 31, 2016). Nucor’s manufacturing process consists of a continuous, vertically integrated process from which products are sold to customers at various stages throughout the process. Since most steel products can be classified as either finished or semi-finished products, these two categories of inventory are combined.

7. Property, Plant and Equipment

	(in thousands) December 31,
	2017	2016

Land and improvements	$639,878	$602,218
Buildings and improvements	1,249,350	1,169,064
Machinery and equipment	10,937,416	10,524,030
Proved oil and gas properties	556,507	551,019
Leasehold interest in unproved oil and gas properties	165,000	165,000
Construction in process and equipment deposits	241,820	224,677

	13,789,971	13,236,008
Less accumulated depreciation	(8,696,824)	(8,157,358)

	$5,093,147	$5,078,650

The estimated useful lives primarily range from 5 to 25 years for land improvements, 4 to 40 years for buildings and improvements and 2 to 15 years for machinery and equipment. The useful life for proved oil and gas properties is based on the unit-of-production method and varies by well.

Given the natural gas pricing environment, Nucor performed an impairment assessment of its proved producing natural gas well assets in December 2017. One of the main assumptions that most significantly affects the undiscounted cash flows determination is management’s estimate of future natural gas prices. The pricing used in this impairment assessment was developed by management based on projected natural gas market supply and demand dynamics. Management also makes key estimates on the expected reserve levels and on the expected drilling production costs. This analysis was performed on each of Nucor’s three groups of wells, with each group defined by common geographic location. Each of Nucor’s three groups of wells passed the impairment test. The combined carrying value of the three groups of wells was $252.0 million at December 31, 2017. Changes in the natural gas industry or a prolonged low price environment beyond what had already been assumed in the analysis could cause management to revise the natural gas price assumptions, the estimated reserves or the estimated drilling production costs. Unfavorable revisions to these assumptions or estimates could possibly result in an impairment of some or all of the groups of proved well assets.

On October 1, 2016, Nucor purchased 49% of Encana Oil & Gas (USA) Inc.’s leasehold interest in unproved oil and gas properties covering approximately 54,000 acres in the South Piceance Basin for $165.0 million.

In the fourth quarter of 2015, we determined that certain assets, the majority of which were engineering and equipment related to a blast furnace project at our St. James Parish, Louisiana site, would not be utilized in the future. As a result of this determination, Nucor recorded an $84.1 million impairment charge for the entire balance of those assets, which is included in the raw materials segment. The impairment charge is included in impairments and losses on assets in the consolidated statement of earnings in 2015. The assets that were impaired, the majority of which were acquired in 2008, were a viable option until the decision was made in the fourth quarter of 2015 that such assets would not be utilized. The decision about whether or not to move forward with construction of the blast furnace utilizing these assets was delayed to focus on the construction of the direct reduced iron (“DRI”) plant at the site. The decision was further delayed because of challenging industry conditions, particularly increased excess steel capacity, both domestically and globally. In the meantime, technology advances and supply and demand in the raw materials market led management to reconsider its plans for the previously proposed blast furnace.

8. Goodwill and Other Intangible Assets

The change in the net carrying amount of goodwill for the years ended December 31, 2017 and 2016 by segment is as follows (in thousands):

	Steel Mills	Steel Products	Raw Materials	Total

Balance, December 31, 2015	$590,634	$691,067	$729,577	$2,011,278
Acquisitions	29,522	—	—	29,522
Translation	—	11,928	—	11,928

Balance, December 31, 2016	620,156	702,995	729,577	2,052,728
Acquisitions	125,328	7,004	—	132,332
Translation	—	10,998	—	10,998

Balance, December 31, 2017	$745,484	$720,997	$729,577	$2,196,058

The majority of goodwill is not tax deductible.

Intangible assets with estimated useful lives of 5 to 22 years are amortized on a straight-line or accelerated basis and are comprised of the following (in thousands):

	December 31, 2017		December 31, 2016
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Customer relationships	$1,420,224	$641,089	$1,295,803	$566,884
Trademarks and trade names	176,471	77,208	161,851	66,494
Other	62,805	26,557	62,807	20,248

	$1,659,500	$744,854	$1,520,461	$653,626

During the third quarter of 2016, Nucor acquired the remaining ownership interest in a former joint venture entity that Nucor previously accounted for as an equity method investment. As a result of the transaction, Nucor obtained control and began to consolidate that entity. That entity’s intangible assets, the majority of which are patents, are included in other intangible assets, net in the consolidated balance sheets at December 31, 2017 and 2016. The gross amount and related accumulated amortization of these assets were $36.3 million and $6.2 million, respectively, at December 31, 2017 ($36.3 million and $2.1 million, respectively, at December 31, 2016).

Intangible asset amortization expense was $91.2 million in 2017 ($73.9 million in 2016 and $74.3 million in 2015). Annual amortization expense is estimated to be $89.6 million in 2018, $86.7 million in 2019, $84.4 million in 2020, $83.1 million in 2021 and $80.8 million in 2022.

The Company completed its annual goodwill impairment testing as of the first day of the fourth quarters of 2017, 2016 and 2015 and concluded that as of such dates there was no impairment of goodwill for any of its reporting units. We do not believe there are any reporting units at significant risk of goodwill impairment in the next 12 months. However, assumptions in estimating reporting unit fair values are subject to a high degree of judgment and complexity. Changes in assumptions and estimates may affect the estimated reporting unit fair values and could result in impairment charges in future periods.

There are no significant historical accumulated impairment charges, by segment or in the aggregate, related to goodwill.

9. Equity Investments

The carrying value of our equity investments in domestic and foreign companies was $750.1 million at December 31, 2017 ($663.4 million at December 31, 2016), and is recorded in other assets in the consolidated balance sheets.

NUMIT

Nucor has a 50% economic and voting interest in NuMit LLC (“NuMit”). NuMit owns 100% of the equity interest in Steel Technologies LLC, an operator of 26 sheet processing facilities located throughout the United States, Canada and Mexico. Nucor accounts for the investment in NuMit (on a one-month lag basis) under the equity method, as control and risk of loss are shared equally between the members. Nucor’s investment in NuMit at December 31, 2017 was $321.4 million ($325.1 million as of December 31, 2016). Nucor received distributions of $48.3 million, $38.6 million and $13.1 million from NuMit during 2017, 2016 and 2015, respectively.

DUFERDOFIN NUCOR

Nucor owns a 50% economic and voting interest in Duferdofin Nucor S.r.l. (“Duferdofin Nucor”), an Italian steel manufacturer, and accounts for the investment (on a one-month lag basis) under the equity method, as control and risk of loss are shared equally between the members.

Nucor’s investment in Duferdofin Nucor at December 31, 2017 was $285.9 million ($256.6 million at December 31, 2016). Nucor’s 50% share of the total net assets of Duferdofin Nucor was $117.2 million at December 31, 2017, resulting in a basis difference of $168.7 million due to the step-up to fair value of certain assets and liabilities attributable to Duferdofin Nucor as well as the identification of goodwill ($92.3 million) and finite-lived intangible assets. This basis difference, excluding the portion attributable to goodwill, is being amortized based on the remaining estimated useful lives of the various underlying net assets, as appropriate. Amortization expense associated with the fair value step-up was $8.9 million in 2017 ($8.8 million in both 2016 and 2015).

As of December 31, 2017, Nucor had outstanding notes receivable of €35.0 million ($41.9 million) from Duferdofin Nucor (€35.0 million, or $36.9 million, as of December 31, 2016). The notes receivable bear interest at 0.83% and will reset annually on September 30 to the 12-month Euro Interbank Offered Rate plus 1% per year. The principal amounts are due on January 31, 2019. As of December 31, 2017 and 2016, the notes receivable were classified in other assets in the consolidated balance sheets.

Nucor has issued a guarantee for its ownership percentage (50%) of Duferdofin Nucor’s borrowings under Facility A of a Structured Trade Finance Facilities Agreement (“Facility A”), which matures on October 12, 2018. The fair value of the guarantee is immaterial. The maximum amount Duferdofin Nucor could borrow under Facility A was €122.5 million ($146.7 million) at December 31, 2017. As of December 31, 2017, there was €122.5 million ($146.7 million) outstanding under that facility (€107.0 million, or $112.7 million, at December 31, 2016). If Duferdofin Nucor fails to pay when due any amounts for which it is obligated under Facility A, Nucor could be required to pay 50% of such amounts pursuant to and in accordance with the terms of its guarantee. Any indebtedness of Duferdofin Nucor to Nucor is effectively subordinated to the indebtedness of Duferdofin Nucor under Facility A. Nucor has not recorded any liability associated with this guarantee.

HUNTER RIDGE

In the third quarter of 2016, Nucor sold its 50% economic and voting interest in Hunter Ridge Energy Services LLC (“Hunter Ridge”) for $135.0 million. Hunter Ridge provides services for the gathering, separation and compression of energy products, including natural gas produced by some of Nucor’s natural gas wells. Nucor accounted for the investment in Hunter Ridge (on a one-month lag basis) under the equity method, as control and risk of loss were shared equally between the members. Nucor’s investment in Hunter Ridge at the date of sale was $133.3 million.

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

Although the operating results of Duferdofin Nucor have improved since 2015 and there have been no significant deteriorations in near-term financial projections or other key assumptions since the last impairment test performed in the fourth quarter of 2015, Nucor concluded that it was appropriate to reassess its equity investment in Duferdofin Nucor for impairment during the fourth quarter of 2017 due to the protracted challenging steel market conditions in Europe. After completing its assessment, the Company determined that the estimated fair value exceeded its carrying amount by a sufficient amount and that there was no need for additional impairment charges. The assumptions that most significantly affect the fair value determination include projected revenues and the discount rate. It is reasonably possible that material deviation of future performance from the estimates used in our most recent valuation could result in further impairment of our investment in Duferdofin Nucor.

10. Current Liabilities

Book overdrafts, included in accounts payable in the consolidated balance sheets, were $139.2 million at December 31, 2017 ($61.3 million at December 31, 2016). Dividends payable, included in accrued expenses and other current liabilities in the consolidated balance sheets, were $121.8 million at December 31, 2017 ($121.3 million at December 31, 2016).

11. Debt and Other Financing Arrangements

	(in thousands) December 31,
	2017	2016
Industrial revenue bonds due from 2020 to 2040*	$1,010,600	$1,010,600
Notes, 5.75%, due 2017	—	600,000
Notes, 5.85%, due 2018	500,000	500,000
Notes, 4.125%, due 2022	600,000	600,000
Notes, 4.0%, due 2023	500,000	500,000
Notes, 6.40%, due 2037	650,000	650,000
Notes, 5.20%, due 2043	500,000	500,000

Total long-term debt	3,760,600	4,360,600
Less debt issuance costs	18,358	21,459

Total amounts outstanding	3,742,242	4,339,141
Less current maturities	500,000	600,000

Total long-term debt due after one year	$3,242,242	$3,739,141

*	The industrial revenue bonds had variable rates ranging from 1.65% to 1.92% and 0.79% to 1.00% at
December 31, 2017 and 2016, respectively.

Annual aggregate long-term debt maturities are: $500.0 million in 2018, none in 2019, $20.0 million in 2020, none in 2021, $601.0 million in 2022 and $2.640 billion thereafter.

Nucor has a $1.50 billion unsecured revolving credit facility that matures in April 2021. The unsecured revolving credit facility provides up to $1.50 billion in revolving loans and allows up to $500.0 million in additional commitments at Nucor’s election in accordance with the terms set forth in the credit agreement. Up to the equivalent of $850.0 million of the credit facility is available for foreign currency loans, up to $100.0 million is available for the issuance of letters of credit and up to $500.0 million is available for the issuance of revolving loans for Nucor subsidiaries in accordance with terms set forth in the credit agreement. The credit facility provides for a pricing grid based upon the credit rating of Nucor’s senior unsecured long-term debt and, alternatively, interest rates quoted by lenders in connection with competitive bidding. The credit facility includes customary financial and other covenants, including a limit on the ratio of funded debt to total capital of 60%, a limit on Nucor’s ability to pledge the Company’s assets and a limit on consolidations, mergers and sales of assets. As of December 31, 2017, Nucor’s funded debt to total capital ratio was 29%, and Nucor was in compliance with all covenants under the credit facility. No borrowings were outstanding under the credit facility as of December 31, 2017 and 2016.

Harris Steel has credit facilities totaling approximately $7.8 million, with no outstanding borrowings at December 31, 2017 ($26.2 million at December 31, 2016). In addition, the business of Nucor Trading S.A. is financed by uncommitted trade credit arrangements with a number of European banking institutions. As of December 31, 2017, Nucor Trading S.A. had outstanding borrowings of $52.8 million, which is presented in short-term debt in the consolidated balance sheets ($18.0 million at December 31, 2016).

Letters of credit totaling $40.0 million were outstanding as of December 31, 2017 ($41.2 million as of December 31, 2016), related to certain obligations, including workers’ compensation, utilities deposits and credit arrangements by Nucor Trading S.A. for commitments to purchase inventories.

12. Capital Stock

The par value of Nucor’s common stock is $0.40 per share and there are 800 million shares authorized. In addition, 250,000 shares of preferred stock, par value of $4.00 per share, are authorized, with preferences, rights and restrictions as may be fixed by the Board of Directors. There are no shares of preferred stock issued or outstanding.

In September 2015, the Company announced that the Board of Directors had approved a share repurchase program under which the Company is authorized to repurchase up to $900.0 million of the Company’s common stock. This $900.0 million share repurchase program has no stated expiration and replaced any previously authorized repurchase programs. As of December 31, 2017, the Company had approximately $738.0 million remaining available under the program. The Company expects any share repurchases to be made through purchases from time to time in the open market at prevailing market prices, through private transactions or block trades. The timing and amount of any repurchases will depend on market conditions, share price, applicable legal requirements and other factors. The Company repurchased $90.3 million of its common stock in 2017 ($5.2 million in 2016 and $66.5 million in 2015).

13. Derivative Financial Instruments

The following tables summarize information regarding Nucor’s derivative instruments (in thousands):

Fair Value of Derivative Instruments		Fair Value at December 31,
	Consolidated Balance Sheet Location	2017	2016
Asset derivatives designated as hedging instruments:
Commodity contracts	Other current assets	$—	$1,250
Asset derivatives not designated as hedging instruments:
Foreign exchange contracts	Other current assets	479	779

Total asset derivatives		$479	$2,029

Liability derivatives designated as hedging instruments:
Commodity contracts	Accrued expenses and other current liabilities	$(2,100)	$—
Commodity contracts	Deferred credits and other liabilities	(2,400)	—

Total liability derivatives designated as hedging instruments		(4,500)	—
Liability derivatives not designated as hedging instruments:
Commodity contracts	Accrued expenses and other current liabilities	(4,031)	(605)

Total liability derivatives		$(8,531)	$(605)

The Effect of Derivative Instruments on the Consolidated Statements of Earnings

Derivatives Designated as Hedging Instruments (in thousands)

Derivatives in Cash Flow Hedging Relationships	Statement of Earnings Location	Amount of Gain or (Loss), net of tax, Recognized in OCI on Derivatives (Effective Portion)			Amount of Gain or (Loss), net of tax, Reclassified from Accumulated OCI into Earnings on Derivatives (Effective Portion)			Amount of Gain or (Loss), net of tax, Recognized in Earnings on Derivatives (Ineffective Portion)
		2017	2016	2015	2017	2016	2015	2017	2016	2015
Commodity contracts	Cost of products sold	$(4,523)	$2,570	$(9,498)	$(973)	$(9,880)	$(5,798)	$—	$—	$—

Derivatives Not Designated as Hedging Instruments (in thousands)

Derivatives Not Designated as Hedging Instruments	Statement of Earnings Location	Amount of Gain or (Loss) Recognized in Earnings on Derivatives
		2017	2016	2015
Commodity contracts	Cost of products sold	$(11,973)	$(3,251)	$2,894
Foreign exchange contracts	Cost of products sold	(3,344)	238	2,392

Total		$(15,317)	$(3,013)	$5,286

At December 31, 2017, natural gas swaps covering approximately 58.0 million MMBTUs (extending through December 2022) were outstanding.

14. Fair Value Measurements

The following table summarizes information regarding Nucor’s financial assets and liabilities that are measured at fair value as of December 31, 2017 and 2016 (in thousands). Nucor does not have any non-financial assets or liabilities that are measured at fair value on a recurring basis.

		Fair Value Measurements at Reporting Date Using
Description	Carrying Amount in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2017
Assets:
Cash equivalents	$594,946	$594,946	$—	$—
Short-term investments	50,000	50,000	—	—
Foreign exchange contracts	479	—	479	—

Total assets	$645,425	$644,946	$479	$—

Liabilities:
Commodity contracts	$(8,531)	$—	$(8,531)	$—

As of December 31, 2016
Assets:
Cash equivalents	$1,609,523	$1,609,523	$—	$—
Short-term investments	150,000	150,000	—	—
Commodity and foreign exchange contracts	2,029	—	2,029	—

Total assets	$1,761,552	$1,759,523	$2,029	$—

Liabilities:
Commodity contracts	$(605)	$—	$(605)	$—

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

The fair value of short-term and long-term debt, including current maturities, was approximately $4.19 billion at December 31, 2017 ($4.70 billion at December 31, 2016). The debt fair value estimates are classified under Level 2 because such estimates are based on readily available market prices of our debt at December 31, 2017 and 2016, or similar debt with the same maturities, ratings and interest rates.

Disclosures are required for certain assets and liabilities that are measured at fair value, but are recognized and disclosed on a nonrecurring basis in periods subsequent to initial recognition. For Nucor, our equity investment in Duferdofin Nucor was measured at fair value as a result of the impairment recorded in 2015 (see Note 9).

15. Contingencies

Nucor is subject to environmental laws and regulations established by federal, state and local authorities and, accordingly, makes provisions for the estimated costs of compliance. Of the undiscounted total of $17.1 million of accrued environmental costs at December 31, 2017 ($21.9 million at December 31, 2016), $3.8 million was classified in accrued expenses and other current liabilities ($9.5 million at December 31, 2016) and $13.3 million was classified in deferred credits and other liabilities ($12.4 million at December 31, 2016). Inherent uncertainties exist in these estimates primarily due to unknown conditions, evolving remediation technology and changing governmental regulations and legal standards.

We are from time to time a party to various lawsuits, claims and legal proceedings that arise in the ordinary course of business. With respect to all such lawsuits, claims and proceedings, we record reserves when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. We do not believe that any of these proceedings, individually or in the aggregate, would be expected to have a material adverse effect on our results of operations, financial position or cash flows. Nucor maintains liability insurance with self-insurance limits for certain risks.

16. Stock-Based Compensation

Stock Options

Stock options may be granted to Nucor’s key employees, officers and non-employee directors with exercise prices at 100% of the market value on the date of the grant. The stock options granted are generally exercisable at the end of three years and have a term of 10 years. New shares are issued upon exercise of stock options.

A summary of activity under Nucor’s stock option plans is as follows (shares in thousands):

Year Ended December 31,	2017		2016		2015
	Shares	Weighted - Average Exercise Price	Shares	Weighted - Average Exercise Price	Shares	Weighted - Average Exercise Price
Number of shares under option:
Outstanding at beginning of year	3,591	$45.32	3,092	$43.51	2,422	$42.39
Granted	698	$59.07	899	$48.80	700	$47.59
Exercised	(183)	$38.56	(400)	$39.19	(10)	$42.34
Canceled	—	—	—	—	(20)	$50.63

Outstanding at end of year	4,106	$47.96	3,591	$45.32	3,092	$43.51

Options exercisable at end of year	1,809	$43.39	1,557	$40.80	1,531	$39.35

The shares reserved for future grants as of December 31, 2017, 2016 and 2015 are reflected in the restricted stock units table. The total intrinsic value of stock options (the amount by which the stock price exceeded the exercise price of the stock option on the date of exercise) that were exercised during 2017 was $4.5 million ($6.8 million in 2016 and $0.1 million in 2015).

The following table summarizes information about stock options outstanding at December 31, 2017 (shares in thousands):

	Options Outstanding
Exercise Price	Options Outstanding	Options Exercisable	Weighted- Average Remaining Contractual Life
$35.76	426	426	4.4 years
$42.34	442	442	3.4 years
$44.51	506	506	5.4 years
$47.59	700	—	7.4 years
$48.80	899	—	8.4 years
$50.63	435	435	6.4 years
$59.07	698	—	9.4 years

$35.76 - $59.07	4,106	1,809	6.9 years

As of December 31, 2017, the total aggregate intrinsic value of stock options outstanding and stock options exercisable was $64.2 million and $36.5 million, respectively.

The grant date fair value of stock options granted was $12.61 per share in 2017 ($9.12 per share in 2016 and $11.71 per share in 2015). The fair value was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2017	2016	2015
Exercise price	$59.07	$48.80	$47.59
Expected dividend yield	2.56%	3.07%	3.13%
Expected stock price volatility	26.53%	26.14%	33.32%
Risk-free interest rate	2.02%	1.67%	1.86%
Expected life (in years)	6.5	6.5	6.5

Stock options granted to employees who are eligible for retirement on the date of grant are expensed immediately since these awards vest upon retirement from the Company. Retirement, for purposes of vesting in these stock options, means termination of employment after satisfying age and years of service requirements. Similarly, stock options granted to employees who will become retirement-eligible prior to the end of the vesting term are expensed over the period through which the employee will become retirement-eligible. Compensation expense for stock options granted to employees who will not become retirement-eligible prior to the end of the vesting term is recognized on a straight-line basis over the vesting period. Compensation expense for stock options was $8.2 million in 2017 ($7.8 million in 2016 and $7.4 million in 2015). As of December 31, 2017, unrecognized compensation expense related to stock options was $2.2 million, which is expected to be recognized over a weighted-average period of two years.

Restricted Stock Units

Nucor annually grants restricted stock units (“RSUs”) to key employees, officers and non-employee directors. The RSUs typically vest and are converted to common stock in three equal installments on each of the first three anniversaries of the grant date. A portion of the RSUs awarded to an officer vests upon the officer’s retirement. Retirement, for purposes of vesting in these RSUs only, means termination of employment with approval of the Compensation and Executive Development Committee of the Board of Directors after satisfying age and years of service requirements. RSUs granted to non-employee directors are fully vested on the grant date and are payable to the non-employee director in the form of common stock after the termination of the director’s service on the Board of Directors.

RSUs granted to employees who are eligible for retirement on the date of grant are expensed immediately, and RSUs granted to employees who will become retirement-eligible prior to the end of the vesting term are expensed over the period through which the employee will become retirement-eligible since these awards vest upon retirement from the Company. Compensation expense for RSUs granted to employees who will not become retirement-eligible prior to the end of the vesting term is recognized on a straight-line basis over the vesting period.

Cash dividend equivalents are paid to holders of RSUs each quarter. Dividend equivalents paid on RSUs expected to vest are recognized as a reduction in retained earnings.

The fair value of the RSUs is determined based on the closing stock price of Nucor’s common stock on the date of the grant. A summary of Nucor’s RSU activity is as follows (shares in thousands):

Year Ended December 31,	2017		2016		2015
	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value
Restricted stock units:
Unvested at beginning of year	1,040	$48.47	1,031	$47.93	1,012	$45.98
Granted	721	$59.07	723	$48.80	790	$47.59
Vested	(677)	$53.17	(681)	$48.09	(756)	$44.99
Canceled	(13)	$50.21	(33)	$46.44	(15)	$46.61

Unvested at end of year	1,071	$52.62	1,040	$48.47	1,031	$47.93

Shares reserved for future grants (stock options and RSUs)	7,259		8,706		10,349

Compensation expense for RSUs was $38.0 million in 2017 ($33.9 million in 2016 and $34.8 million in 2015). The total fair value of shares vested during 2017 was $39.9 million ($33.4 million in 2016 and $35.8 million in 2015). As of December 31, 2017, unrecognized compensation expense related to unvested RSUs was $34.9 million, which is expected to be recognized over a weighted-average period of 2.1 years.

Restricted Stock Awards

Nucor’s Senior Officers Long-Term Incentive Plan (“LTIP”) and Annual Incentive Plan (“AIP”) authorize the award of shares of common stock to officers subject to certain conditions and restrictions.

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

A summary of Nucor’s restricted stock activity under the AIP and the LTIP is as follows (shares in thousands):

	2017		2016		2015
Year Ended December 31,	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value	Shares	Grant Date Fair Value
Restricted stock awards and units:
Unvested at beginning of year	67	$45.77	63	$48.07	65	$48.20
Granted	172	$60.62	123	$44.03	136	$47.07
Vested	(148)	$51.72	(116)	$45.16	(138)	$47.15
Canceled	—	—	(3)	$45.75	—	—

Unvested at end of year	91	$54.50	67	$45.77	63	$48.07

Shares reserved for future grants	683		855		975

Compensation expense for common stock and common stock units awarded under the AIP and the LTIP is recorded over the performance measurement and vesting periods based on the anticipated number and market value of shares of common stock and common stock units to be awarded. Compensation expense for anticipated awards based upon Nucor’s financial performance, exclusive of amounts payable in cash, was $17.9 million in 2017 ($14.8 million in 2016 and $3.4 million in 2015). The total fair value of shares vested during 2017 was $9.0 million ($5.2 million in 2016 and $6.5 million in 2015). As of December 31, 2017, unrecognized compensation expense related to unvested restricted stock awards was $1.1 million, which is expected to be recognized over a weighted-average period of 1.7 years.

17. Employee Benefit Plans

Nucor makes contributions to a Profit Sharing and Retirement Savings Plan for qualified employees based on the profitability of the Company. Nucor’s expense for these benefits totaled $169.4 million in 2017 ($129.0 million in 2016 and $60.5 million in 2015). The related liability for these benefits is included in salaries, wages and related accruals in the consolidated balance sheets.

Nucor also has a medical plan covering certain eligible early retirees. The unfunded obligation, included in deferred credits and other liabilities in the consolidated balance sheets, totaled $25.1 million at December 31, 2017 ($20.4 million at December 31, 2016). The expense associated with this early retiree medical plan totaled $2.2 million in 2017 ($0.6 million in 2016 and $1.1 million in 2015).

The discount rate used was 3.6% in 2017 (4.2% in 2016 and 4.4% in 2015). The health care cost increase trend rate used was 6.6% in 2017 (6.8% in 2016 and 7.1% in 2015). The health care cost increase in the trend rate is projected to decline gradually to 4.5% by 2037.

18. Interest Expense (Income)

The components of net interest expense are as follows (in thousands):

	Year Ended December 31,
	2017	2016	2015
Interest expense	$187,282	$181,179	$177,543
Interest income	(13,702)	(11,935)	(4,012)

Interest expense, net	$173,580	$169,244	$173,531

Interest paid was $186.8 million in 2017 ($183.4 million in 2016 and $180.0 million in 2015).

19. Income Taxes

The Tax Reform Act makes significant changes to U.S. tax law that impact the Company, including permanently lowering the U.S. corporate federal income tax rate from 35% to 21%, effective for tax years beginning after December 31, 2017. Other changes made by the Tax Reform Act effective for tax years beginning after December 31, 2017 include, but are not limited to, the elimination of the domestic manufacturing deduction, the addition of limitations on the deductibility of executive compensation, and the move to a territorial system. The Tax Reform Act also includes the acceleration of deductions for certain fixed assets placed in service after September 27, 2017 and a one-time transition tax on the deemed repatriation of certain foreign earnings associated with the move to the territorial system. In addition to the move to a territorial system, the Tax Reform Act creates two new U.S. tax base erosion provisions, the GILTI provision and the BEAT provision.

The staff of the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the application of Accounting Standards Codification 740, Income Taxes, in situations when a registrant does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Reform Act. Reflected in our financial results, and in accordance with SAB 118, are certain provisional income tax effects of the Tax Reform Act, including a net tax benefit of $175.2 million recorded primarily due to the revaluation of our U.S. net deferred tax liabilities from 35% to 21%. The Company, provisionally, has not included any tax impact related to the transition tax in its consolidated financial statements for the year ended December 31, 2017. The deemed repatriation of foreign earnings should be offset by foreign deficits or the tax should be offset by foreign tax credits. The Company has elected to account for the GILTI tax in the period in which it is incurred and does not expect to be subject to material impacts related to the BEAT provision and has therefore not included any tax impacts of these provisions in its consolidated financial statements for the year ended December 31, 2017.

The ultimate impact of the Tax Reform Act may differ from these provisional amounts, possibly materially, due to, among other things, additional analysis, changes in interpretations and assumptions the Company has made, additional regulatory guidance that may be issued, and actions the Company may take as a result of the Tax Reform Act. The accounting is expected to be complete by the time the Company’s 2017 U.S. corporate income tax return is filed in 2018.

Components of earnings (losses) from continuing operations before income taxes and noncontrolling interests are as follows (in thousands):

	Year Ended December 31,
	2017	2016	2015
United States	$1,610,652	$1,241,117	$407,666
Foreign	139,305	57,542	(165,800)

	$1,749,957	$1,298,659	$241,866

The provision for income taxes consists of the following (in thousands):

	Year Ended December 31,
	2017	2016	2015
Current:
Federal	$504,865	$286,224	$285,856
State	37,308	27,353	4,618
Foreign	48,386	13,211	5,198

Total current	590,559	326,788	295,672

Deferred:
Federal	(207,006)	71,777	(213,601)
State	(4,533)	5,193	(21,240)
Foreign	(9,634)	(5,515)	(11,995)

Total deferred	(221,173)	71,455	(246,836)

Total provision for income taxes	$369,386	$398,243	$48,836

A reconciliation of the federal statutory tax rate (35%) to the total provision is as follows:

	Year Ended December 31,
	2017	2016	2015
Taxes computed at statutory rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	1.22%	1.67%	-5.02%
Federal research credit	-0.24%	-0.28%	-1.47%
Domestic manufacturing deduction	-2.58%	-2.11%	-9.98%
Equity in losses of foreign joint venture	0.13%	0.27%	2.88%
Impairment on investment in foreign joint venture	—	—	22.14%
Foreign rate differential	-0.62%	-1.05%	-5.04%
Noncontrolling interests	-1.24%	-2.81%	-16.27%
Tax Reform Act	-10.01%	—	—
Out-of-period correction	—	-0.22%	-4.02%
Other, net	-0.55%	0.20%	1.97%

Provision for income taxes	21.11%	30.67%	20.19%

For the year ended December 31, 2017, the Company’s effective tax rate on continuing operations decreased by 9.56% to 21.11% compared with 30.67% in the prior year period. The enactment of the Tax Reform Act decreased the rate by 10.01%. This decrease was primarily driven by a benefit of $186.3 million from the revaluation of the Company’s net U.S. deferred tax assets and liabilities and an expense of $11.1 million related to adding a valuation allowance on prior year foreign tax credit deferred tax assets due to the Company’s assessment of its ability to realize the credits after the move to the territorial system and the removal of deferred tax liabilities related to undistributed foreign earnings.

The 2015 provision included out-of-period non-cash gains related to corrections to tax balances of $9.7 million. This out-of-period adjustment was not material to the period of correction or any previously reported periods.

Deferred tax assets and liabilities resulted from the following (in thousands):

	December 31,
	2017	2016
Deferred tax assets:
Accrued liabilities and reserves	$127,955	$195,787
Allowance for doubtful accounts	15,136	15,511
Inventory	61,522	75,550
Post-retirement benefits	9,167	12,163
Commodity hedges	2,056	—
Net operating loss carryforward	19,895	11,544
Tax credit carryforwards	92,380	18,358
Valuation allowance	(96,107)	—

Total deferred tax assets	232,004	328,913

Deferred tax liabilities:
Holdbacks and amounts not due under contracts	(10,214)	(9,999)
Commodity hedges	—	(316)
Intangibles	(164,716)	(246,697)
Property, plant and equipment	(385,815)	(630,500)

Total deferred tax liabilities	(560,745)	(887,512)

Total net deferred tax liabilities	$(328,741)	$(558,599)

Nucor’s U.S. deferred tax assets and liabilities were revalued to reflect the reduction in the U.S. corporate income tax rate from 35% to 21%, resulting in a $186.3 million decrease in net U.S. deferred tax assets and liabilities as of December 31, 2017. The move to a territorial system impacts the Company’s ability to use the foreign tax credit carryforwards which existed as of December 31, 2017. As a result, a valuation allowance has been assessed on these credits in the amount of $74.3 million ($57.8 million originated in 2017 and $16.5 million relates to deferred tax assets that originated in previous years). The remaining movement in Valuation Allowance was primarily due to a change in the Company’s assessment of its ability to utilize certain state tax credit carryforwards. This movement was offset in Tax Credit Carryforwards as these credits were previously presented net of the valuation allowance as the Company’s ability to utilize the credits was viewed as remote.

Non-current deferred tax assets included in other assets were $0.6 million at December 31, 2017 (none at December 31, 2016). Non-current deferred tax liabilities included in deferred credits and other liabilities were $329.3 million at December 31, 2017 ($558.6 million at December 31, 2016). Current federal and state income taxes receivable included in other current assets were $212.5 million at December 31, 2017 ($91.7 million at December 31, 2016). Nucor paid $699.8 million in net federal, state and foreign income taxes in 2017 ($329.3 million and $260.3 million in 2016 and 2015, respectively).

The Tax Reform Act provides for a one-time mandatory deemed repatriation of post-1986 undistributed foreign subsidiary earnings and profits. The deemed repatriation of foreign earnings should be offset by foreign deficits or the tax should be offset by foreign tax credits. After the deemed repatriation, cumulative undistributed foreign earnings for which U.S. taxes have not been provided were none at December 31, 2017 ($190.1 million at December 31, 2016). Future earnings are considered to be indefinitely reinvested. If this assertion of permanent reinvestment were to change, there could be withholding tax impacts on the actual distribution of certain cumulative undistributed foreign earnings; the Company believes this amount, if any, would be immaterial.

State net operating loss carryforwards were $605.9 million at December 31, 2017 ($573.4 million at December 31, 2016). If unused, they will expire between 2018 and 2037. Foreign net operating loss carryforwards were $28.3 million at December 31, 2017 ($18.5 million at December 31, 2016). If unused, they will expire between 2029 and 2037.

At December 31, 2017, Nucor had approximately $48.8 million of unrecognized tax benefits, of which $48.2 million would affect Nucor’s effective tax rate, if recognized. At December 31, 2016, Nucor had approximately $44.1 million of unrecognized tax benefits, of which $43.4 million would affect Nucor’s effective tax rate, if recognized.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits recorded in deferred credits and other liabilities is as follows (in thousands):

	December 31,
	2017	2016	2015
Balance at beginning of year	$44,088	$50,510	$63,001
Additions based on tax positions related to current year	11,154	6,157	6,508
Reductions based on tax positions related to current year	—	—	—
Additions based on tax positions related to prior years	2,556	147	241
Reductions based on tax positions related to prior years	(5,461)	(8,201)	(13,294)
(Reductions) additions due to settlements with taxing authorities	—	(258)	930
Reductions due to statute of limitations lapse	(3,492)	(4,267)	(6,876)

Balance at end of year	$48,845	$44,088	$50,510

We estimate that in the next 12 months, our gross uncertain tax positions, exclusive of interest, could decrease by as much as $10.6 million, as a result of the expiration of the statute of limitations.

During 2017, Nucor recognized $2.2 million of benefit in interest and penalties ($2.8 million of benefit in 2016 and $7.0 million of benefit in 2015). The interest and penalties are included in interest expense and other expenses, respectively, in the consolidated statements of earnings. As of December 31, 2017, Nucor had approximately $16.1 million of accrued interest and penalties related to uncertain tax positions on the consolidated balance sheet (approximately $18.4 million at December 31, 2016).

Nucor has concluded U.S. federal income tax matters for years through 2013. The tax years 2014 through 2016 remain open to examination by the Internal Revenue Service. The Canada Revenue Agency has substantially concluded its examination of the 2012 and 2013 Canadian returns for Harris Steel Group Inc. and certain related affiliates. The tax years 2010 through 2016 remain open to examination by other major taxing jurisdictions to which Nucor is subject (primarily Canada and other state and local jurisdictions).

20. Accumulated Other Comprehensive Income (Loss)

The following tables reflect the changes in accumulated other comprehensive income (loss) by component (in thousands):

	Gains and Losses on Hedging Derivatives	Foreign Currency Gain (Loss)	Adjustment to Early Retiree Medical Plan	Total
December 31, 2016	$750	$(326,170)	$7,577	$(317,843)
Other comprehensive income (loss) before reclassifications	(4,523)	68,657	(1,530)	62,604
Amounts reclassified from accumulated other comprehensive income (loss) into earnings (1)	973	—	(415)	558

Net current-period other comprehensive income (loss)	(3,550)	68,657	(1,945)	63,162

December 31, 2017	$(2,800)	$(257,513)	$5,632	$(254,681)

(1)	Includes $973 and ($415) net-of-tax impact of accumulated other comprehensive income reclassifications into cost of products sold for net losses on commodity contracts and adjustment to early retiree medical plan, respectively. The tax impacts of these reclassifications were $400 and ($279), respectively.

	Gains and Losses on Hedging Derivatives	Foreign Currency Gain (Loss)	Adjustment to Early Retiree Medical Plan	Total
December 31, 2015	$(11,700)	$(351,665)	$12,003	$(351,362)
Other comprehensive income (loss) before reclassifications	2,570	25,495	(3,589)	24,476
Amounts reclassified from accumulated other comprehensive income (loss) into earnings (2)	9,880	—	(837)	9,043

Net current-period other comprehensive income (loss)	12,450	25,495	(4,426)	33,519

December 31, 2016	$750	$(326,170)	$7,577	$(317,843)

(2)	Includes $9,880 and ($837) net-of-tax impact of accumulated other comprehensive income reclassifications into cost of products sold for net losses on commodity contracts and adjustment to early retiree medical plan, respectively. The tax impacts of these reclassifications were $5,800 and ($309), respectively.

21. Earnings Per Share

The computations of basic and diluted net earnings per share are as follows (in thousands, except per share data):

Year Ended December 31,	2017	2016	2015
Basic net earnings per share:
Basic net earnings	$1,318,688	$796,271	$80,724
Earnings allocated to participating securities	(4,549)	(2,632)	(1,514)

Net earnings available to common stockholders	$1,314,139	$793,639	$79,210

Average shares outstanding	319,990	319,563	320,565

Basic net earnings per share	$4.11	$2.48	$0.25

Diluted net earnings per share:
Diluted net earnings	$1,318,688	$796,271	$80,724
Earnings allocated to participating securities	(4,539)	(2,631)	(1,514)

Net earnings available to common stockholders	$1,314,149	$793,640	$79,210

Diluted average shares outstanding:
Basic shares outstanding	319,990	319,563	320,565
Dilutive effect of stock options and other	783	259	114

	320,773	319,822	320,679

Diluted net earnings per share	$4.10	$2.48	$0.25

The following stock options were excluded from the computation of diluted net earnings per share because their effect would have been anti-dilutive (shares in thousands):

Year Ended December 31,	2017	2016	2015
Anti-dilutive stock options:
Weighted-average shares	407	942	1,226

Weighted-average exercise price	$59.07	$47.04	$47.20

22. Segments

Nucor reports its results in the following segments: steel mills, steel products and raw materials. The steel mills segment includes carbon and alloy steel in sheet, bars, structural and plate; steel foundation distributors; tubular products businesses; steel trading businesses; rebar distribution businesses; and Nucor’s equity method investments in Duferdofin Nucor and NuMit. The steel products segment includes steel joists and joist girders, steel deck, fabricated concrete reinforcing steel, cold finished steel, steel fasteners, metal building systems, steel grating, and wire and wire mesh. The raw materials segment includes The David J. Joseph Company and its affiliates, primarily a scrap broker and processor; Nu-Iron Unlimited and Nucor Steel Louisiana, two facilities that produce DRI used by the steel mills; our natural gas production operations; and Nucor’s equity method investment in Hunter Ridge. Nucor sold its 50% interest in Hunter Ridge during the third quarter of 2016. The steel mills, steel products and raw materials segments are consistent with the way Nucor manages its business, which is primarily based upon the similarity of the types of products produced and sold by each segment.

Net interest expense, other income, profit sharing expense and stock-based compensation are shown under Corporate/eliminations. Corporate assets primarily include cash and cash equivalents, short-term investments, allowances to eliminate intercompany profit in inventory, deferred income tax assets, federal and state income taxes receivable and investments in and advances to affiliates.

Nucor’s results by segment are as follows (in thousands):

	Year Ended December 31,
	2017	2016	2015
Net sales to external customers:
Steel mills	$14,508,847	$11,312,048	$11,084,331
Steel products	4,000,606	3,687,448	3,966,895
Raw materials	1,742,940	1,208,626	1,388,050

	$20,252,393	$16,208,122	$16,439,276

Intercompany sales:
Steel mills	$2,925,321	$2,070,077	$2,152,157
Steel products	108,945	106,838	90,969
Raw materials	9,191,081	5,997,498	6,279,316
Corporate/eliminations	(12,225,347)	(8,174,413)	(8,522,442)

	$—	$—	$—

Depreciation expense:
Steel mills	$414,670	$377,627	$381,352
Steel products	39,532	36,906	39,512
Raw materials	172,699	191,466	198,705
Corporate	8,932	7,193	6,188

	$635,833	$613,192	$625,757

Amortization expense:
Steel mills	$41,478	$22,479	$18,789
Steel products	20,825	21,998	23,932
Raw materials	28,925	29,385	31,539

	$91,228	$73,862	$74,260

Earnings (loss) before income taxes and noncontrolling interests:
Steel mills	$2,084,203	$1,724,168	$629,256
Steel products	206,805	249,970	276,048
Raw materials	129,296	(95,121)	(283,938)
Corporate/eliminations	(670,347)	(580,358)	(379,500)

	$1,749,957	$1,298,659	$241,866

Segment assets:
Steel mills	$9,249,926	$8,084,773	$7,318,169
Steel products	2,737,486	2,544,344	2,485,122
Raw materials	3,396,110	3,235,237	3,123,190
Corporate/eliminations	457,736	1,359,164	1,400,488

	$15,841,258	$15,223,518	$14,326,969

Capital expenditures:
Steel mills	$359,215	$375,996	$248,532
Steel products	68,497	30,698	41,291
Raw materials	59,036	194,112	74,607
Corporate	20,326	16,871	338

	$507,074	$617,677	$364,768

Net sales by product were as follows (in thousands). Further product group breakdown is impracticable.

	Year Ended December 31,
	2017	2016	2015
Net sales to external customers:
Sheet	$6,407,974	$5,178,467	$4,628,805
Bar	3,558,806	2,886,648	3,005,450
Structural	1,979,898	1,982,642	2,137,413
Plate	1,644,934	1,204,185	1,312,663
Tubular products	917,235	60,106	—
Steel products	4,000,606	3,687,448	3,966,895
Raw materials	1,742,940	1,208,626	1,388,050

	$20,252,393	$16,208,122	$16,439,276

23. Quarterly Information (Unaudited)

	(in thousands, except per share data) Year Ended December 31, 2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$4,815,179	$5,174,769	$5,170,117	$5,092,328
Gross margin (1)	760,250	709,625	578,964	520,568
Net earnings (2)	377,648	341,724	266,105	395,094
Net earnings attributable to Nucor stockholders (2)	356,899	323,048	254,850	383,891
Net earnings per share:
Basic	$1.11	$1.00	$0.79	$1.20
Diluted	$1.11	$1.00	$0.79	$1.20

	(in thousands, except per share data) Year Ended December 31, 2016
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$3,715,576	$4,245,772	$4,290,236	$3,956,538
Gross margin (3)	314,985	585,260	682,236	443,426
Net earnings (4)	122,497	271,369	331,365	175,185
Net earnings attributable to Nucor stockholders (4)	87,565	243,620	305,447	159,639
Net earnings per share:
Basic	$0.27	$0.76	$0.95	$0.50
Diluted	$0.27	$0.76	$0.95	$0.50

(1)	First quarter results include inventory-related purchase accounting charges of $9.8 million related to the acquisition of Southland and Republic.
(2)	Third quarter results include a net benefit of $13.2 million related to tax return true-ups and state tax credits as well as an expense of $22.5 million related to certain legal matters. Fourth quarter results include a provisional net benefit of $175.2 million related to the impacts of U.S. federal tax legislation enacted in the fourth quarter of 2017.
(3)	Fourth quarter results include a benefit of $83.0 million related to the effects of a change in estimate related to the cost of certain inventories.
(4)	First quarter results include out-of-period non-cash gains totaling $13.4 million related to a noncontrolling interest adjustment and to tax adjustments. Third quarter results were impacted by charges related to legal settlements of $33.7 million and a net benefit of $11.1 million related to fair value adjustments to assets in the Corporate/eliminations segment.

CORPORATE OFFICE

1915 Rexford Road

Charlotte, North Carolina 28211

Phone 704/366-7000

Fax 704/362-4208

STOCK TRANSFERS

DIVIDEND DISBURSING

DIVIDEND REINVESTMENT

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, New York 11219

Phone 877/715-0504

Fax 718/236-2641

ANNUAL MEETING

The 2018 annual meeting of stockholders will be held at 10:00 a.m. on Thursday, May 10, 2018 at the Charlotte Marriott SouthPark, 2200 Rexford Road, Charlotte, NC 28211.

STOCK LISTING

Nucor’s common stock is traded on the New York Stock Exchange under the symbol NUE. As of January 31, 2018, there were approximately 16,000 stockholders of record.

FORM 10-K

A copy of Nucor’s 2017 annual report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) is available to stockholders without charge upon request to A. Rae Eagle, General Manager and Corporate Secretary, at Nucor’s corporate office.

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

STOCK PRICE AND DIVIDENDS PAID

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2017
Stock price:
High	$66.00	$62.31	$62.26	$64.86
Low	56.19	54.01	51.67	53.71
Dividends paid	0.3775	0.3775	0.3775	0.3775

2016
Stock price:
High	$48.52	$51.99	$57.08	$68.00
Low	33.90	45.32	44.81	45.30
Dividends paid	0.3750	0.3750	0.3750	0.3750

STOCK PERFORMANCE

This graphic comparison assumes the investment of $100 in Nucor Corporation common stock, $100 in the S&P 500 Index and $100 in the S&P 1500 Steel Group Index, all at the year end 2012. The resulting cumulative total return assumes that cash dividends were reinvested. Nucor common stock comprised 36% of the S&P 1500 Steel Group Index at year end 2017 (34% at year end in 2012).

THIS ANNUAL REPORT HAS BEEN PRINTED ON RECYCLED PAPER.	84