Form 10-K, Exhibit 13
period 2018-12-31
NUCOR CORP
filed 2019-02-28
CIK 73309

Exhibit 13

Nucor Corporation

2018 Form 10-K

FINANCIAL HIGHLIGHTS

(dollar and share amounts in thousands, except per share data)	2018	2017	% CHANGE
FOR THE YEAR
Net sales	$25,067,279	$20,252,393	24%
Earnings:
Earnings before income taxes and noncontrolling interests	3,229,391	1,749,957	85%
Provision for income taxes	748,307	369,386	103%

Net earnings	2,481,084	1,380,571	80%
Earnings attributable to noncontrolling interests	120,317	61,883	94%

Net earnings attributable to Nucor stockholders	2,360,767	1,318,688	79%
Per share:
Basic	7.44	4.11	81%
Diluted	7.42	4.10	81%
Dividends declared per share	1.54	1.51	2%
Percentage of net earnings to net sales	9.4%	6.5%
Return on average stockholders’ equity	25.5%	15.9%
Capital expenditures	997,256	507,074	97%
Depreciation	630,879	635,833	-1%
Acquisitions (net of cash acquired)	33,063	544,041	-94%
Sales per average employee	986	820	20%
AT YEAR END
Working capital	$5,829,965	$3,999,656	46%
Property, plant and equipment, net	5,334,748	5,093,147	5%
Long-term debt (including current maturities)	4,233,276	3,742,242	13%
Total Nucor stockholders’ equity	9,792,078	8,739,036	12%
Per share	32.04	27.48	17%
Shares outstanding	305,592	317,969	-4%
Employees	26,300	25,100	5%

FORWARD-LOOKING STATEMENTS Certain statements made in this annual report are forward-looking statements that involve risks and uncertainties. The words “believe,” “expect,” “project,” “will,” “should,” “could” and similar expressions are intended to identify those forward-looking statements. These forward-looking statements reflect the Company’s best judgment based on current information, and although we base these statements on circumstances that we believe to be reasonable when made, there can be no assurance that future events will not affect the accuracy of such forward-looking information. As such, the forward-looking statements are not guarantees of future performance, and actual results may vary materially from the projected results and expectations discussed in this report. Factors that might cause the Company’s actual results to differ materially from those anticipated in forward-looking statements include, but are not limited to: (1) competitive pressure on sales and pricing, including pressure from imports and substitute materials; (2) U.S. and foreign trade policies affecting steel imports or exports; (3) the sensitivity of the results of our operations to prevailing steel prices and changes in the supply and cost of raw materials, including pig iron, iron ore and scrap steel; (4) the availability and cost of electricity and natural gas which could negatively affect our cost of steel production or result in a delay or cancellation of existing or future drilling within our natural gas drilling programs; (5) critical equipment failures and business interruptions; (6) market demand for steel products, which, in the case of many of our products, is driven by the level of nonresidential construction activity in the United States; (7) impairment in the recorded value of inventory, equity investments, fixed assets, goodwill or other long-lived assets; (8) uncertainties surrounding the global economy, including excess world capacity for steel production; (9) fluctuations in currency conversion rates; (10) significant changes in laws or government regulations affecting environmental compliance, including legislation and regulations that result in greater regulation of greenhouse gas emissions that could increase our energy costs and our capital expenditures and operating costs or cause one or more of our permits to be revoked or make it more difficult to obtain permit modifications; (11) the cyclical nature of the steel industry; (12) capital investments and their impact on our performance; and (13) our safety performance.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The strong U.S. economy drove steel demand higher in 2018, helping fuel Nucor’s record earnings. The U.S. economy grew about 3%, compared to 2.3% in 2017 and 1.5% in 2016. This year we saw solid demand for steel in nearly every market we serve. The average utilization rates of all operating facilities in our steel mills, steel products and raw materials segments were approximately 91%, 71% and 72%, respectively, in 2018, compared with 86%, 65% and 65%, respectively, in 2017. All of our product groups in the steel mills segment realized improved utilization rates in 2018 over the prior year. Industry-wide, the U.S. capacity utilization rate was 78.3% for 2018, its highest annual rate since 2008.

The Section 232 steel tariffs provided us a tailwind in 2018 to the strong economy. For the full year 2018, steel imports were down more than 10% from the previous year and accounted for approximately 23% of U.S. market share. About 4.1 million fewer tons of imports entered the United States in 2018. Ninety percent of the decrease in imports, took place after the tariffs were fully implemented on June 1, 2018. The strong economy and lower imports generated 5 to 6 million tons in increased production for the U.S. steel industry this year.

We expect 2019 to be another good year for the U.S. steel industry. Most of the economic indicators we track continue to look favorable. While the economy may not grow at the same pace in 2019, we believe it will be strong compared to recent history. As we enter 2019, of the 24 end markets Nucor serves, we believe that 20 are improving, three are steady, and one is declining.

Our Challenges and Risks

Sales of many of our products are largely dependent upon capital spending in the nonresidential construction markets in the United States, including in the industrial and commercial sectors, as well as capital spending on infrastructure that is publicly funded, such as bridges, schools, prisons and hospitals. We are encouraged by the Trump administration’s recent commentary on initiatives that should spur greater economic growth, including increased infrastructure spending, the rolling back of excessive regulations and the encouragement of domestic energy production.

While the Section 232 tariffs are having their intended impact by keeping unfairly traded imports out of the U.S. market, global steel production overcapacity continues to be a long-term challenge. Steel production in China rose in 2018, going from 960 million tons in 2017 to 1.02 billion tons in 2018 – an increase of 6.6%. China’s share of global crude steel production rose from 50.3% in 2017 to 51.3% in 2018. The Organisation for Economic Co-operation and Development estimates that global excess steel production capacity was approximately 600 million tons at the end of 2017, a drop from its peak levels in 2015 and 2016. Nearly half of that excess capacity is located in China, where the largest steel companies are state-owned and receive significant financial support from the Chinese government.

The Trump administration reached agreements with Argentina, Brazil and South Korea to exempt those countries from the steel tariffs in exchange for quotas on the amount of steel they export to the United States. Discussions with other trading partners, including the E.U., Canada, Mexico and Japan, could result in similar exemptions from the tariffs in exchange for quotas. The Trump administration is also negotiating with China after the United States imposed tariffs on a broad array of Chinese products. One of the goals of the Trump administration in those talks is getting China to agree to structural reforms in its economy, including the role of state-owned enterprises. Failure to address the overcapacity problem in the steel industry could adversely impact U.S. steelmakers by encouraging dumping steel products in our market, particularly if the Section 232 tariffs are lifted in the future.

The United States also reached a new trade agreement with Canada and Mexico. Several new provisions in the U.S.-Mexico-Canada Agreement (the “USMCA”), including increasing the rules of origin requirements for various products, should result in the use of more North American steel and other materials. Increasing these requirements, particularly for automotive production, will benefit North American steelmakers. However, the USMCA cannot take effect until it is passed by both houses in Congress. At this time, prospects for passage in 2019 are uncertain.

A major uncertainty we continue to face in our business is the price of our principal raw material, ferrous scrap, which is volatile and often increases or decreases rapidly in response to changes in domestic demand, unanticipated events that affect the flow of scrap into scrap yards, the availability of scrap substitutes and changes in foreign demand for scrap. In periods of rapidly increasing raw material prices in the industry, which are often also associated with periods of strong or rapidly improving steel market conditions, being able to increase our prices for the products we sell quickly enough to offset increases in the prices we pay for ferrous scrap is challenging but critical to maintaining our profitability. We attempt to mitigate the scrap price risk by managing scrap inventory levels at the steel mills to match the anticipated demand over the next several weeks. Certain scrap substitutes, including pig iron, have longer lead times for delivery than scrap, which can make this inventory management strategy difficult to achieve. Continued successful implementation of our raw material strategy, including key investments in direct reduced iron (“DRI”) production coupled with the scrap brokerage and processing services performed by our team at The David J. Joseph Company (“DJJ”), gives us greater control over our metallic inputs and thus also helps us to mitigate this risk.

During periods of stronger or improving steel market conditions, we are more likely to be able to pass through to our customers, relatively quickly, the increased costs of ferrous scrap and scrap substitutes, protecting our gross margins from significant erosion. During weaker or rapidly deteriorating steel market conditions, weak steel demand, low industry utilization rates and the impact of imports create an even more intensified competitive environment. All of those factors, to some degree, impact pricing, which increases the likelihood that Nucor will experience lower gross margins.

Although the majority of our steel sales are to spot market customers who place their orders each month based on their business needs and our pricing competitiveness compared to both domestic and global producers and trading companies, we also sell contract tons, primarily in our sheet operations. Approximately 75% of our sheet sales were to contract customers in 2018 (65% in 2017 and 60% in 2016), with the balance in the spot market at the prevailing prices at the time of sale. Steel contract sales outside of our sheet operations are not significant. The amount of tons sold to contract customers depends on the overall market conditions at the time, how the end-use customers see the market moving forward and the strategy that Nucor management believes is appropriate to the upcoming period.

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

Another significant uncertainty we face is the cost of energy. Nucor utilizes natural gas as both a raw material in the steel making process and for fuel supply. The availability and prices of electricity and natural gas are influenced today by many factors, including fuel switching (coal to natural gas by public utilities), changes in supply and demand, and pipeline and export infrastructure expansion. Proposed federal and state regulations of greenhouse gas emissions for new and refurbished power plants could increase our cost of electricity in future years. Such regulations are encouraging the development of renewable energy portfolios (e.g., wind and solar) that typically result in higher electricity prices. Stringent greenhouse gas regulations would give domestic producers a significant cost disadvantage in the international marketplace. We are monitoring these regulatory developments closely and will seek to educate public policy makers during any adoption process about their potential impact on our business and the U.S. manufacturing base.

Our Strengths and Opportunities

We are North America’s most diversified steel producer. As a result, our short-term performance is not tied to any one market. Over the last decade, we have invested more than $9 billion in projects that are not only diversifying our product offerings but also the markets that we serve. We expect these investments to grow our long-term earnings power by increasing our channels to market, expanding our product portfolio into higher value-added offerings that are less vulnerable to imports, improving our cost structure and further building upon our market leadership positions.

Nucor’s raw material supply chain is another important strength. Our investment in DRI production facilities and scrap brokerage and processing businesses provides Nucor with significant flexibility in optimizing our raw materials costs. Additionally, having a significant portion of our raw materials supply under our control minimizes risk associated with the global sourcing of raw materials, particularly since a considerable portion of scrap substitutes comes from regions of the world that historically have experienced greater political turmoil.

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

Evaluating Our Operating Performance

We report our results of operations in three segments: steel mills, steel products and raw materials. Most of the steel we produce in our mills is sold to outside customers (80% in 2018), but a significant percentage is used internally by many of the facilities in our steel products segment (20% in 2018).

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

Changes in marketing, administrative and other expenses, particularly profit sharing and other variable incentive-based payment costs, can have a material effect on our results of operations for a reporting period as well. These costs vary significantly from period to period as they are based upon changes in our pre-tax earnings and other profitability metrics that are a reflection of our pay-for-performance system that is closely tied to our levels of production.

Evaluating Our Financial Condition

We evaluate our financial condition each reporting period by focusing primarily on the amounts of and reasons for changes in cash provided by operating activities, our current ratio, the turnover rate of our accounts receivable and inventories, the amount and reasons for changes in cash used in or provided by investing activities and financing activities and our cash and cash equivalents and short-term investments position at period end. Our conservative financial practices have served us well in the past and are serving us well today. As a result, our financial position remains strong.

Segment Realignment

In the first quarter of 2018, the Company began reporting its tubular products and piling businesses as part of the steel products segment. These businesses were previously included in the steel mills segment. All prior period segment data presented in the ensuing analysis have been recast to reflect this change.

Comparison of 2018 to 2017

Results of Operations

Net Sales – Net sales to external customers by segment for 2018 and 2017 were as follows (in thousands):

	Year Ended December 31,
	2018	2017	% Change
Steel mills	$16,245,218	$12,929,709	26%
Steel products	6,796,501	5,579,744	22%
Raw materials	2,025,560	1,742,940	16%

Total net sales to external customers	$25,067,279	$20,252,393	24%

Net sales for 2018 increased 24% from the prior year. Average sales price per ton increased 18% from $764 in 2017 to $899 in 2018. Total tons shipped to outside customers increased 5% from 26,492,000 tons in 2017 to 27,899,000 tons in 2018.

In the steel mills segment, sales tons were as follows (in thousands):

	Year Ended December 31,
	2018	2017	% Change
Outside steel shipments	19,890	19,137	4%
Inside steel shipments	4,999	4,480	12%

Total steel shipments	24,889	23,617	5%

Net sales for the steel mills segment increased 26% in 2018 from the prior year due to a 21% increase in the average sales price per ton, from $676 in 2017 to $817 in 2018, as well as a 4% increase in total tons shipped to outside customers. All of our steel mill products experienced higher average selling prices in 2018 as compared to 2017, with the sheet mills having the most significant impact on the segment’s net sales increase in 2018. In addition, all product groups within the steel mills segment, except for sheet products, experienced an increase in tons sold to outside customers in 2018 as compared to the prior year. The improved volumes and higher average selling prices combined to result in increased sales for the steel mills segment in every quarter of 2018 when compared to the respective prior year quarter.

Outside sales tonnage for the steel products segment was as follows (in thousands):

	Year Ended December 31,
	2018	2017	% Change
Joist sales	490	472	4%
Deck sales	479	457	5%
Cold finished sales	569	487	17%
Fabricated concrete reinforcing steel sales	1,225	1,142	7%
Piling products sales	565	564	—
Tubular product sales	1,058	917	15%

Net sales for the steel products segment increased 22% in 2018 from the prior year due to a 9% increase in total tons sold to outside customers and a 12% increase in the average sales price per ton from $1,252 in 2017 to $1,402 in 2018. Sales during 2018 followed the typical seasonal pattern that we also experienced in 2017. Total sales were lowest in the first quarter while volumes were lowest in the fourth quarter as winter weather conditions had their greatest impact on nonresidential construction markets. Conditions improved in the second quarter and continued through the third quarter as higher average selling prices per ton mostly offset the decline in volumes during the fourth quarter as seasonal factors began to return. The increase in net sales for the steel products segment was also impacted by the higher volumes and average selling prices of our tubular products, rebar fabrication and cold finish operations in 2018 as compared to 2017.

Net sales for the raw materials segment increased 16% in 2018 from the prior year primarily due to higher volumes and average selling prices in DJJ’s brokerage operations. Approximately 90% of outside sales in the raw materials segment in 2018 were from DJJ’s brokerage operations and approximately 9% of outside sales were from DJJ’s scrap processing operations (88% and 10%, respectively, in 2017).

Gross Margins – In 2018, Nucor recorded gross margins of $4.30 billion (17%) which was an increase from $2.57 billion (13%) in 2017:

•

The primary driver for the increase in gross margin in 2018 as compared to 2017 was increased metal margins in the steel mills segment. Metal margin is the difference between the selling price of steel and the cost of scrap and scrap substitutes. Partially offsetting the previously mentioned increases in the steel mills segment’s average selling prices and volumes in 2018 as compared to 2017 was increased scrap and scrap substitute costs. The average scrap and scrap substitute cost per gross ton used was $361 in 2018, an 18% increase from $307 in 2017.

Scrap prices are driven by the global supply and demand for scrap and other iron-based raw materials used to make steel. Scrap prices increased during the first half of 2018 with prices leveling out during the third quarter and declining through the end of the year. As we enter 2019, scrap prices have decreased slightly, a trend that began in the fourth quarter of 2018. We do not expect significant scrap price volatility over the next several months.

•	Steel mill energy costs decreased approximately $1 per ton in 2018 compared with 2017 mainly due to lower unit costs for natural gas.

•

Gross margins in the steel products segment for 2018 increased over 2017 due to the increased profitability of most of the businesses in the segment. The most significant increase was in our tubular products businesses, while our deck, building systems and cold finish businesses also experienced noticeable improvement in performance in 2018 as compared to 2017.

As a result of the rapid and significant increase in the cost of steel inputs during 2018, the operating results for our rebar fabrication business declined significantly in the first quarter of 2018 and remained depressed throughout the remainder of the year. Nucor expects the operating results of this reporting unit to improve when the cost of steel in relation to the reporting unit’s backlog stabilizes.

•

Improved gross margins in the raw materials segment in 2018 compared to 2017 were primarily due to improved performance from our DRI operations. The performance of Nucor Steel Louisiana was significantly improved in 2018 as compared to 2017, during which the facility experienced unplanned outages in the first, third and fourth quarters of 2017. The Louisiana DRI facility established new annual records in 2018 for plant uptime, production and shipments.

Gross margins in the raw materials segment also benefited from $27.6 million in insurance recoveries.

•

Contributing to the improvement in gross margins in 2018 compared to 2017 was the strong performance of DJJ’s scrap processing and brokerage operations. In addition to the increases in average sales prices and volumes, DJJ’s scrap processing operations expanded their margin per ton in 2018 as compared to 2017.

Marketing, Administrative and Other Expenses – A major component of marketing, administrative and other expenses is profit sharing and other incentive compensation costs. These costs, which are based upon and fluctuate with Nucor’s financial performance, increased from 2017 to 2018 due to our increased profitability in 2018. In 2018, profit sharing costs consisted of $307.9 million of contributions, including the Company’s matching contribution, made to the Company’s Profit Sharing and Retirement Savings Plan for qualified employees ($169.4 million in 2017). Other bonus costs also fluctuate based on Nucor’s achievement of certain financial performance goals, including achieving record earnings and comparisons of Nucor’s financial performance to peers in the steel industry and other companies. Stock-based compensation included in marketing, administrative and other expenses increased by 1% to $30.6 million in 2018 compared with $30.3 million in 2017 and includes costs associated with the vesting of stock awards granted in prior years. Also included in marketing, administrative and other expenses in 2018 is approximately $50 million in bonus costs related to the Company achieving record earnings that was distributed evenly among employees (none in 2017).

Included in marketing, administrative and other expenses in 2018 was a $20.5 million benefit related to insurance recoveries. Included in marketing, administrative and other expenses in 2017 was a $22.5 million charge related to certain legal matters.

Equity in Earnings of Unconsolidated Affiliates – Equity method investment earnings were $40.2 million in 2018 and $41.7 million in 2017. The decrease in equity method investment earnings from 2017 to 2018 was primarily due to increased costs at Nucor-JFE Steel Mexico, S de RL de C.V. (“Nucor-JFE”), a 50-50 joint venture with JFE Steel Corporation of Japan. Nucor-JFE is in the construction phase of building its galvanized sheet steel plant.

Impairment of Assets – During the third quarter of 2018, Nucor performed an impairment analysis of its proved producing natural gas well assets due to the current and projected pricing environment at our sales point in the Piceance Basin at the time. After completing the impairment analysis, Nucor determined that the carrying amount exceeded its fair value and was other than temporary for certain of these assets. Nucor recorded a $110.0 million charge against these assets as a result. This charge was included in the raw materials segment. There were no impairment charges in 2017. See Note 7 to the Company’s consolidated financial statements for additional information. Interest Expense (Income) – Net interest expense is detailed below (in thousands):

	Year Ended December 31,
	2018	2017
Interest expense	$161,256	$187,282
Interest income	(25,721)	(13,702)

Interest expense, net	$135,535	$173,580

Interest expense decreased in 2018 compared to 2017 in part due to a benefit received from entering into and settling a treasury lock instrument in anticipation of the Company’s debt issuance in the second quarter of 2018. The Company did not elect hedge accounting for this instrument. The average interest rate on debt decreased in 2018 as compared to 2017. Debt issued in the second quarter of 2018 included $500.0 million of 3.950% notes due 2028 and $500.0 million of 4.400% notes due 2048, which had lower interest rates than the $600.0 million of 5.750% notes that were repaid in the fourth quarter of 2017 and the $500.0 million of 5.850% notes that were repaid in the second quarter of 2018. Additionally, capitalized interest increased in 2018 as compared to 2017. Interest income increased in 2018 compared to 2017 due primarily to increased average interest rates on investments.

Earnings Before Income Taxes and Noncontrolling Interests – Earnings before income taxes and noncontrolling interests by segment for 2018 and 2017 were as follows (in thousands):

	Year Ended December 31,
	2018	2017
Steel mills	$3,500,085	$1,953,075
Steel products	467,105	337,978
Raw materials	236,241	129,296
Corporate/eliminations	(974,040)	(670,392)

Earnings before income taxes and noncontrolling interests	$3,229,391	$1,749,957

The steel mills segment’s earnings before income taxes and noncontrolling interests of $3.50 billion was the greatest factor in making 2018 the most profitable year in Nucor’s history. Earnings before income taxes and noncontrolling interests increased $1.55 billion in 2018 compared to 2017 primarily due to increased average selling prices, volumes and metal margins. Strong economic growth, tax reform and the ongoing efforts to reform the federal regulatory system strengthened the U.S. economy further in 2018 from the healthy levels experienced at the end of 2017. These factors were the primary driver of the steel mills segment’s performance in 2018. Additionally, the Section 232 steel tariffs provided another tailwind for the steel mills segment as the tariffs and the cumulative impact of the trade cases won by the domestic steel industry in recent years reduced unfairly traded imports into the U.S. market.

The steel products segment reported record earnings before income taxes and noncontrolling interests in 2018, driven by the strong performance of our tubular products businesses which were acquired in late 2016 and early 2017. Our deck, building systems and cold finish businesses also experienced increased profitability in 2018 as compared to 2017. Partially offsetting these increases in 2018 as compared to 2017 was the depressed results from our rebar fabrication operations which faced challenging market conditions in 2018.

Earnings before income taxes and noncontrolling interests in the raw materials segment in 2018 increased significantly compared to 2017 due to the increased performance of our DRI facilities and DJJ’s scrap processing operations. DJJ had its most profitable year since the unprecedented raw materials market experienced in 2008. Included in the raw materials segment’s 2018 results was the total benefit of $48.1 million related to insurance recoveries received during the year and the $110.0 million impairment charge related to our proved producing natural gas well assets.

The increase in losses in corporate/eliminations in 2018 as compared to 2017 was primarily due to increased incentive compensation costs, primarily profit sharing expense, as a result of our improved financial performance, and elimination of intercompany profit in inventory.

Noncontrolling Interests – Noncontrolling interests represent the income attributable to the noncontrolling partners of Nucor’s joint ventures, primarily Nucor –Yamato Steel Company (“NYS”), of which Nucor owns 51%. Earnings attributable to noncontrolling interests in 2018 almost doubled compared to 2017 primarily due to the increased earnings of NYS. NYS had higher metal margins and volumes in 2018 as compared to 2017. Under the NYS limited partnership agreement, the minimum amount of cash to be distributed each year to the partners is the amount needed by each partner to pay applicable U.S. federal and state income taxes. In 2017, the amount of cash distributed to noncontrolling interest holders exceeded the earnings attributable to noncontrolling interests based on mutual agreement of the general partners; however, the cumulative amount of cash distributed to partners was less than the cumulative net earnings of the partnership.

Provision for Income Taxes – The effective tax rate in 2018 was 23.2% compared with 21.1% in 2017. The increase in rate between 2017 and 2018 was primarily due to the increase in the effective rate for state income taxes and the write-off of $21.3 million of deferred tax assets due to the change in the tax status of a subsidiary in 2018. The Tax Cuts and Jobs Act of 2017 (the “Tax Reform Act”) decreased the federal income tax rate to 21% for 2018 (35% in 2017). The 2017 effective tax rate included a provisional net benefit of $175.2 million mainly driven by the revaluation of the Company’s net U.S. deferred tax assets and liabilities due to the enactment of the Tax Reform

Act. In the third quarter of 2018, upon completion of its 2017 federal tax return, Nucor finalized the analysis of the previously estimated one-time transition tax. Nucor included a transition tax expense of $2.4 million in its 2018 financial results (provisionally none in 2017). An expense of $3.4 million was also recognized in 2018 related to the revaluation of temporary return to provision adjustments. Nucor has concluded U.S. federal income tax matters for years through 2014. Tax years 2015 through 2017 remain open to examination by the Internal Revenue Service. The Canada Revenue Agency has concluded its examination of the 2012 and 2013 Canadian returns for Harris Steel Group Inc. and certain related affiliates. The 2015 tax year is currently under examination by the Canada Revenue Agency. In January 2019, the Trinidad and Tobago Inland Revenue Division initiated an audit of the Nu Iron Unlimited 2013 corporate income tax return. The tax years 2011 through 2017 remain open to examination by other major taxing jurisdictions to which Nucor is subject (primarily Canada and other state and local jurisdictions).

Net Earnings and Return on Equity – Nucor reported net earnings of $2.36 billion, or $7.42 per diluted share, in 2018, compared to net earnings of $1.32 billion, or $4.10 per diluted share, in 2017. Net earnings attributable to Nucor stockholders as a percentage of net sales were 9.4% and 6.5% in 2018 and 2017, respectively. Return on average stockholders’ equity was 25.5% and 15.9% in 2018 and 2017, respectively.

Comparison of 2017 to 2016

Results of Operations

Net Sales – Net sales to external customers by segment for 2017 and 2016 were as follows (in thousands):

	Year Ended December 31,
	2017	2016	% Change
Steel mills	$12,929,709	$10,546,847	23%
Steel products	5,579,744	4,452,649	25%
Raw materials	1,742,940	1,208,626	44%

Total net sales to external customers	$20,252,393	$16,208,122	25%

Net sales for 2017 increased 25% from the prior year. Average sales price per ton increased 15% from $667 in 2016 to $764 in 2017. Total tons shipped to outside customers increased 9% from 24,309,000 tons in 2016 to 26,492,000 tons in 2017.

In the steel mills segment, sales tons were as follows (in thousands):

	Year Ended December 31,
	2017	2016	% Change
Outside steel shipments	19,137	18,160	5%
Inside steel shipments	4,480	3,419	31%

Total steel shipments	23,617	21,579	9%

Net sales for the steel mills segment increased 23% in 2017 from the prior year due to a 16% increase in the average sales price per ton from $581 in 2016 to $676 in 2017, as well as a 5% increase in total tons shipped to outside customers. All of our steel mill products experienced higher average selling prices in 2017 as compared to 2016. In addition, all product groups within the steel mills segment experienced an increase in tons sold to outside customers in 2017 as compared to the prior year.

Outside sales tonnage for the steel products segment was as follows (in thousands):

	Year Ended December 31,
	2017	2016	% Change
Joist sales	472	445	6%
Deck sales	457	442	3%
Cold finished sales	487	426	14%
Fabricated concrete reinforcing steel sales	1,142	1,115	2%
Piling products sales	564	604	-7%
Tubular products sales	917	82	1018%

Net sales for the steel products segment increased 25% in 2017 from the prior year due to a 26% increase in total tons sold to outside customers and a 1% decrease in the average sales price per ton from $1,263 in 2016 to $1,252 in 2017. The increase in tons sold to outside customers in 2017 as compared to 2016 was largely due to the acquisitions of our tubular products businesses that occurred during the fourth quarter of 2016 and the first quarter of 2017. The increase in net sales for the steel products segment was also impacted by the higher volumes and average selling prices of our cold finish operations in 2017 as compared to 2016.

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

Gross Margins – In 2017, Nucor recorded gross margins of $2.57 billion (13%) compared to $2.03 billion (12%) in 2016:

•

The primary driver for the increase in gross margin in 2017 as compared to 2016 was increased metal margins in the steel mills segment. Partially offsetting the increases in the steel mills segment’s average selling prices and volumes in 2017 as compared to 2016 was increased scrap and scrap substitute costs. The average scrap and scrap substitute cost per gross ton used in 2017 was $307, a 35% increase from $228 in 2016.

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

•

Gross margins in the steel products segment for 2017 increased compared to 2016 primarily due to the addition of our tubular products businesses. Our cold finish operations experienced increased profitability in 2017 as compared to 2016 due to both improved volumes and increased average selling prices. This improvement was partially offset by the highly competitive market and margin compression resulting from higher steel input costs, particularly at our rebar fabrication operations. Our rebar fabrication operations experienced significant declines in performance due to a combination of margin compression caused by higher steel input costs and delays on larger, more profitable projects.

•

Gross margins related to DJJ’s brokerage and scrap processing operations improved during 2017 compared to 2016 due to the sustained impact of significant improvements in its cost structure established during 2016, combined with significant increases in average selling prices and increases in volume.

•

Gross margins in the raw materials segment in 2017 benefited from the improved profitability of our DRI facilities. The primary driver of this improved profitability was our DRI facility in Trinidad, which more than offset the disappointing performance of our Louisiana DRI facility, which experienced unplanned outages during the first, third and fourth quarters of 2017.

Marketing, Administrative and Other Expenses – Profit sharing costs increased from 2016 to 2017. In 2017, profit sharing costs consisted of $169.4 million of contributions, including the Company’s matching contribution, made to the Company’s Profit Sharing and Retirement Savings Plan for qualified employees ($129.0 million in 2016). Stock-based compensation included in marketing, administrative and other expenses increased by 13% to $30.3 million in 2017 compared with $26.9 million in 2016, and includes costs associated with the vesting of stock awards granted in prior years. Also contributing to the increase in marketing, administrative and other costs in 2017 as compared to 2016 was increased non-operating expenses associated with unplanned outages at Nucor Steel Louisiana that occurred in 2017.

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

Equity in Earnings of Unconsolidated Affiliates – Equity method investment earnings were $41.7 million in 2017 and $38.8 million in 2016. The increase in equity method investment earnings from 2016 to 2017 was primarily due to decreased losses at Duferdofin Nucor S.r.l. (“Duferdofin Nucor”) and Hunter Ridge Energy Services LLC (which was sold in 2016), partially offset by a decrease in earnings at NuMit LLC.

Interest Expense (Income) – Net interest expense is detailed below (in thousands):

	Year Ended December 31,
	2017	2016
Interest expense	$187,282	$181,179
Interest income	(13,702)	(11,935)

Interest expense, net	$173,580	$169,244

Interest expense increased in 2017 compared to 2016 due to higher average interest rates on our variable rate debt, as well as decreased capitalized interest, slightly offset by a decrease in our average debt outstanding due to the repayment of $600.0 million of 5.75% notes in December 2017. Interest income increased in 2017 due to higher average interest rates on investments, partially offset by significantly decreased average investment levels.

Earnings Before Income Taxes and Noncontrolling Interests – Earnings before income taxes and noncontrolling interests by segment for 2017 and 2016 were as follows (in thousands):

Year ended December 31,	2017	2016
Steel mills	$1,953,075	$1,680,156
Steel products	337,978	294,039
Raw materials	129,296	(95,121)
Corporate/eliminations	(670,392)	(580,415)

Earnings before income taxes and noncontrolling interests	$1,749,957	$1,298,659

Earnings before income taxes and noncontrolling interests for the steel mills segment for 2017 increased from 2016 primarily due to improved metal margins per ton at our sheet mills, particularly during the first half of the year. Also contributing to the improved earnings in 2017 compared to the prior year were improved metal margins at our plate mills. Earnings were negatively impacted in 2017 by challenging markets for our plate mills in the second half of the year, as well as challenging market conditions for the entire year for our beam, rebar and merchant bar products. Those four product groups combined to make up about half of our total steelmaking capacity in 2017.

In the steel products segment, earnings before income taxes and noncontrolling interests increased in 2017 compared to 2016 due to the addition of our tubular products businesses, which we acquired in the fourth quarter of 2016 and the first quarter of 2017. Offsetting this increase, was margin compression resulting from higher steel input costs and highly competitive markets, particularly for our rebar fabrication operations. The performance of our joist, grating, rebar fabrication and building systems operations declined in 2017 from the prior year. Our steel products segment was negatively impacted by the still sluggish nonresidential construction market in 2017. The performance of our deck and cold finish operations improved compared to the prior year due to increased volumes and higher average selling prices in 2017.

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

The increase in losses in corporate/eliminations in 2017 as compared to 2016 was primarily due to increased incentive compensation costs, primarily profit sharing expense, as a result of our improved financial performance.

Noncontrolling Interests - The 41% decrease in earnings attributable to noncontrolling interests in 2017 as compared to 2016 was primarily due to the decreased earnings of NYS, which was a result of decreased metal margin caused by increased scrap costs.

Provision for Income Taxes - The effective tax rate in 2017 was 21.1% compared with 30.7% in 2016. The decrease in rate between 2016 and 2017 was primarily due to the provisional net tax benefit of $175.2 million the Company recorded in 2017 related to the enactment of the Tax Reform Act. The revaluation of Nucor’s U.S. deferred tax liabilities and assets was the primary driver of the impact of the Tax Reform Act. This benefit was somewhat offset by the change in the relative proportions of net earnings attributable to noncontrolling interests to total pre-tax earnings between the periods.

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

Liquidity and Capital Resources

Nucor’s cash and cash equivalents and short-term investments position remained strong at $1.4 billion at December 31, 2018, compared with $991.1 million at the end of the previous year. Approximately $246.5 million and $248.3 million of the cash and cash equivalents position at December 31, 2018 and 2017, respectively, was held by our majority-owned joint ventures. Cash flows provided by operating activities provide us with a significant source of liquidity. When needed, we have external short-term financing sources available, including the issuance of commercial paper and borrowings under our bank credit facilities. We also issue long-term debt from time to time, as indicated by the debt issuance in the second quarter of 2018.

Nucor’s $1.5 billion revolving credit facility is undrawn and was amended and restated in April 2018 to extend the maturity date to April 2023. We believe our financial strength is a key strategic advantage among domestic steel producers, particularly during recessionary business cycles. We carry the highest credit ratings of any steel producer headquartered in North America, with an A-long-term rating from Standard and Poor’s and a Baa1 long-term rating from Moody’s. Our credit ratings are dependent, however, upon a number of factors, both qualitative and quantitative, and are subject to change at any time. The disclosure of our credit ratings is made in order to enhance investors’ understanding of our sources of liquidity and the impact of our credit ratings on our cost of funds. Based upon the preceding factors, we expect to continue to have adequate access to the capital markets at a reasonable cost of funds for liquidity purposes when needed.

Selected Measures of Liquidity and Capital Resources

	(dollars in thousands)
	December 31,
	2018	2017
Cash and cash equivalents	$1,398,886	$949,104
Short-term investments	—	50,000
Working capital	5,829,965	3,999,656
Current ratio	3.1	2.4

The current ratio was 3.1 at year-end 2018 compared with 2.4 at year-end 2017. The current ratio was positively impacted by a $0.4 billion increase in cash and cash equivalents and short-term investments from year-end 2017 due to the robust amount of cash generated by operations, as well as the $1.0 billion debt issuance in the second quarter of 2018, partially offset by capital expenditures, the repayment of $500.0 million of debt in the second quarter of 2018, acquisition of treasury stock and the payment of dividends. The current ratio was also positively impacted by a 32% increase in inventory and a 24% increase in accounts receivable from year-end 2017. Inventories increased from year-end 2017 due primarily to a 15% rise in the value of scrap and scrap substitutes per ton on hand and a 20% increase in the inventory tons on hand from year-end 2017 to year-end 2018. The increase in accounts receivable was due to a 21% increase in average sales price per ton and a 2% increase in outside shipments in the fourth quarter of 2018 compared with the prior year fourth quarter. Offsetting these increases were increases to accounts payable and salaries, wages and related accruals. Accounts payable increased 21% compared to year-end 2017 due primarily to the rise in the value of scrap and scrap substitutes per ton on hand and the increase in the inventory tons on hand previously mentioned. There was a 37% increase in salaries, wages and related accruals due to greater performance-based bonus accruals resulting from Nucor’s improved profitability in 2018 over the prior year.

In 2018, total accounts receivable turned approximately every five weeks and inventories turned approximately every 10 weeks. These ratios compare with accounts receivable turnover of approximately every five weeks and inventory turnover of approximately every nine weeks in 2017.

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

Capital Allocation Strategy

Nucor’s conservative financial practices have served us well in the past and are serving us well today. Nucor’s financial strength allows for a consistent, balanced approach to capital allocation throughout the business cycle. Nucor’s highest capital allocation priority is to invest for profitable long-term growth through our multi-pronged strategy of optimizing existing operations, acquisitions and greenfield expansions. Our second priority is to provide our stockholders with cash dividends that are consistent with our success in delivering long-term earnings growth. Our third priority is to opportunistically repurchase our stock when our cash position is strong compared to growth investment opportunities. Nucor’s goal is to return a minimum of 40% of our earnings to shareholders, while maintaining our strong investment grade credit rating. In September 2018, Nucor’s Board of Directors approved a share repurchase program under which the Company is authorized to repurchase up to $2.0 billion of its common stock. The Board of Directors also terminated any previously authorized share repurchase programs. The Company repurchased $854.0 million of shares of its common stock in 2018 ($90.3 million in 2017 and $5.2 million in 2016). As of December 31, 2018, approximately $1.5 billion remained available for share repurchases under the program.

Operating Activities

Cash provided by operating activities was $2.39 billion in 2018, an increase of 127% compared with cash provided by operating activities of $1.06 billion in 2017. The primary reason for the increase in cash provided by operating activities was an 80% increase in net earnings over 2017. The funding of working capital increased in 2018 over the prior year due to the increase in inventory volumes and pricing, and accounts receivable from year-end 2017 to year-end 2018, both due to reasons previously mentioned. Slightly offsetting these increases was an increase in accounts payable due the change in scrap prices from year-end 2017 to year-end 2018 as compared to year-end 2016 to year-end 2017. Scrap prices increased more moderately between year-end 2017 and year-end 2018. More specifically, there was a 15% increase in the cost of scrap and scrap substitutes in inventory from year-end 2017 through year-end 2018, as compared to a 27% increase in the cost of scrap and scrap substitutes in inventory from year-end 2016 through year-end 2017. Another leading cause of the increase in cash provided by operating activities was the decrease in federal income taxes receivable, which is a function of Nucor’s increased profitability, the permanent lowering of the U.S. corporate federal income tax rate from 35% to 21% effective for the years beginning after December 31, 2017 under the Tax Reform Act, the timing of federal tax payments, and the receipt of federal tax refunds. The decrease in cash used in salaries, wages and related accruals was mainly due to greater performance-based bonus accruals resulting from the Company’s increased profitability during 2018 over the previous year. A significant item that partially offset the increase in earnings in 2018 compared to 2017 was the benefit related to deferred income taxes of $221.2 million in 2017 (expense related to deferred income taxes of $3.0 million in 2018) that was due in large part to the Tax Reform Act being enacted in late 2017.

Investing Activities

Our business is capital intensive; therefore, cash used in investing activities primarily represents capital expenditures for new facilities, the expansion and upgrading of existing facilities and the acquisition of other companies. Cash used in investing activities increased $111.2 million from 2017 to 2018. The primary driver for the increase in cash used in investing activities was that cash used for capital expenditures increased $534.0 million in 2018 from the prior year. Capital expenditures in 2018 included significant spending associated with the $230.0 million cold mill complex at Nucor Steel Arkansas and the $176.0 million hot band galvanizing line at Nucor Steel Gallatin, both of which are scheduled to start-up in 2019. Additionally, there was an increase in investments in affiliates in 2018 over 2017 related to an additional $70.7 million of investments in Nucor-JFE, as well as investments in other minor equity method investments. Partially offsetting the increase in cash used in investing activities was a $511.0 million decrease in cash used to fund acquisitions over the prior year. Significant acquisitions in 2017 included the purchases of Republic Conduit and Southland Tube, Inc. in January 2017 and St. Louis Cold Drawn, Inc. in September 2017. Cash paid for acquisitions in 2018 totaled $33.1 million.

Financing Activities

Cash used in financing activities in 2018 was $908.2 million compared with cash used in financing activities of $1.24 billion in 2017. The majority of this change related to the issuance of $500.0 million of 3.950% notes due 2028 and $500.0 million of 4.400% notes due 2048 in the second quarter of 2018, offset by the repayment in the same quarter of $500.0 million of 5.850% notes due 2018. During 2017, we retired $600.0 million of long-term debt, in addition to the previously mentioned second quarter of 2018 retirement of $500.0 million of long-term debt. The interest rates on both of these retired debt tranches were at weighted-average interest rates that were higher than the weighted-average interest rates on the $1.0 billion of notes issued in April 2018. Additionally, the Company repurchased $854.0 million of shares of its common stock in 2018 compared with $90.3 million in 2017.

Our credit facility includes only one financial covenant, which is a limit of 60% on the ratio of funded debt to total capitalization. In addition, the credit facility contains customary non-financial covenants, including a limit on Nucor’s ability to pledge the Company’s assets and a limit on consolidations, mergers and sales of assets. Our funded debt to total capital ratio was 30% at the end of 2018 and 29% at the end of 2017, and we were in compliance with all other covenants under our credit facility at the end of 2018.

Market Risk

Nucor’s largest exposure to market risk is in our steel mills and steel products segments. Our utilization rates for the steel mills and steel products facilities for the fourth quarter of 2018 were 88% and 65%, respectively. A significant portion of our steel mills and steel products segments’ sales are into the commercial, industrial and municipal construction markets. Our largest single customer in 2018 represented approximately 5% of sales and consistently pays within terms. In the raw materials segment, we are exposed to price fluctuations related to the purchase of scrap steel and iron ore. Our exposure to market risk is mitigated by the fact that our steel mills use a significant portion of the products of this segment.

Nucor’s tax-exempt industrial development revenue bonds (“IDRBs”) have variable interest rates that are adjusted weekly. These IDRBs represented 24% of Nucor’s long-term debt outstanding at December 31, 2018. The remaining 76% of Nucor’s long-term debt is at fixed rates. Future changes in interest rates are not expected to significantly impact earnings. From time to time, Nucor makes use of interest rate swaps to manage interest rate risk. As of December 31, 2018, there were no such contracts outstanding. Nucor’s investment practice is to invest in securities that are highly liquid with short maturities. As a result, we do not expect changes in interest rates to have a significant impact on the value of our investment securities recorded as short-term investments.

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

Contractual Obligations and Other Commercial Commitments

The following table sets forth our contractual obligations and other commercial commitments as of December 31, 2018 for the periods presented (in thousands):

	Payments Due By Period
Contractual Obligations	Total	2019	2020-2021	2022-2023	2024 and thereafter
Long-term debt	$4,260,600	$—	$20,000	$1,101,000	$3,139,600
Estimated interest on long-term debt (1)	2,800,284	173,658	346,788	306,197	1,973,641
Capital leases	154,836	17,724	33,589	30,049	73,474
Operating leases	128,582	31,767	44,960	28,399	23,456
Raw material purchase commitments (2)	1,932,254	768,105	564,595	558,808	40,746
Utility purchase commitments (2)	762,212	208,522	178,447	117,845	257,398
Other unconditional purchase obligations (3)	975,018	641,017	321,988	5,693	6,320
Other long-term obligations (4)	628,726	468,761	32,008	9,163	118,794

Total contractual obligations	$11,642,512	$2,309,554	$1,542,375	$2,157,154	$5,633,429

(1)	Interest is estimated using applicable rates at December 31, 2018 for Nucor’s outstanding fixed-rate and variable-rate debt.
(2)

Nucor enters into contracts for the purchase of scrap and scrap substitutes, iron ore, electricity, natural gas, and other raw materials and related services. These contracts include multi-year commitments and minimum annual purchase requirements and are valued at prices in effect on December 31, 2018, or according to the contract language. These contracts are part of normal operations and are reflected in historical operating cash flow trends. We do not believe such commitments will adversely affect our liquidity position.

(3)	Purchase obligations include commitments for capital expenditures on operating machinery and equipment.
(4)	Other long-term obligations include amounts associated with Nucor’s early-retiree medical benefits, management compensation and guarantees.
Note:

In addition to the amounts shown in the table above, $48.6 million of unrecognized tax benefits have been recorded as liabilities, and we are uncertain as to if or when such amounts may be settled. Related to these unrecognized tax benefits, we have also recorded a liability for potential penalties and interest of $11.2 million at December 31, 2018.

Dividends

Nucor has increased its base cash dividend every year since it began paying dividends in 1973. Nucor paid dividends of $1.52 per share in 2018, compared with $1.51 per share in 2017. In November 2018, the Board of Directors increased the base quarterly dividend 5.3% to $0.40 per share. Over the past 10 years, Nucor has returned more than $5 billion in capital to its stockholders in the form of basic dividends, supplemental dividends and share repurchases. In February 2019, the Board of Directors declared Nucor’s 184th consecutive quarterly cash dividend of $0.40 per share payable on May 10, 2019 to stockholders of record on March 29, 2019.

Outlook

In 2019, we expect to continue to take advantage of our position of strength to grow Nucor’s long-term earnings power and stockholder value by continuing to successfully implement our five drivers to profitable growth strategy. Utilizing this strategy, we have invested significant capital, more than $9 billion, into our business since the last cyclical peak in 2008. We have done so over a broad range of strategic acquisitions and investments that we believe will further enhance our ability to grow Nucor’s long-term earnings power by increasing our channels to market, expanding our product portfolios into higher value-added offerings that are less vulnerable to imports, improving our highly variable low-cost structure and building upon our market leadership positions. We will utilize our strong liquidity position to seek investment opportunities to further grow our long-term earnings capacity.

We are encouraged regarding anticipated full-year volume, pricing and profitability and believe our 2019 results will reflect another strong year with earnings performance among the best in Nucor’s history. Consumer confidence rose sharply late in 2016, continued on a more modest upward trajectory throughout 2017 and remained at historically high levels throughout 2018. The expansion in the nonresidential construction industry that has been underway for some time now, realized some deceleration beginning in 2016 and that trend continued into 2018. Nonresidential construction markets are expected to continue to grow at more moderate rates in 2019. Although units sold in the domestic automotive markets were consistent with 2017 at approximately 17.3 million vehicles sold, Nucor’s shipments to the industry grew by approximately 5% in 2018. We expect to grow our shipments to the industry again in 2019. In spite of an improved labor market and lower gasoline prices, vehicle sales are expected to decrease in 2019 but remain healthy. Should proposed infrastructure bills be enacted into law, this should benefit not just our steel mills segment but a number of our steel products businesses as well. Backlogs in both the steel mills and steel products segments were higher at the end of 2018 compared to the end of 2017. As we begin 2019, we see improving market conditions in 20 of the 24 end-use markets that we participate in today with stable conditions in three of the remaining four markets. Scrap prices have decreased slightly in early 2019, a trend that began in the fourth quarter of 2018. We do not expect significant scrap price volatility over the next several months. We have made significant investments in our raw materials segment and will continue to utilize our unmatched global supply chain to optimize our raw material costs.

We expect another strong quarter for earnings in the first quarter of 2019. Although sheet pricing and margins are expected to decrease in the first quarter of 2019 as compared to the fourth quarter of 2018, we anticipate this will be partially offset by expected increases in profitability of our bar mills and structural mills. The performance of the raw materials segment is expected to decrease in the first quarter of 2019 as compared to the fourth quarter of 2018 due to the decreased performance of our DRI businesses, which continue to be negatively impacted by declining average selling prices for raw materials that began in the fourth quarter of 2018. The profitability of our steel products segment in the first quarter of 2019 is expected to be similar to the fourth quarter of 2018. We expect the first quarter of 2019 earnings to be much stronger than the first quarter of 2018.

We are ever mindful of the threat of increases in imported steel stemming from the still significant excess foreign steel capacity. Finished steel imports as a percentage of U.S. steel demand are expected to decline from the estimated 27% in 2017 to 23% and 22% in 2018 and 2019, respectively. The Section 232 tariffs are having their intended impact by taking artificially low-cost foreign imports out of the U.S. market. Over the past decade, the steel industry won several important trade cases that addressed unfairly traded imports prior to the imposition of the Section 232 tariffs. The cumulative impact of those trade case victories also took a sizeable amount of unfairly traded imports out of the market, and those duties will remain in the event the Section 232 tariffs are lifted.

We are committed to executing on the opportunities we see ahead to reward Nucor stockholders with very attractive long-term returns on their valuable capital invested in our Company. Our industry-leading financial strength allows us to support investments in our facilities that will enable us to generate increased profitability. In 2019, as we have in our past, we will allocate capital to investments that we believe will build our long-term earnings power. Capital expenditures are currently projected to be approximately $1.8 billion in 2019. In 2018, Nucor announced approximately $1.0 billion of value enhancing investments to build new mills, expand production capacity at existing mills and advance our technological capabilities. In 2019, we have already announced another $1.3 billion investment to build a modern, state-of-the-art plate mill in the U.S. midwest.

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

Inventories

Inventories are stated at the lower of cost or net realizable value. The Company records any amount required to reduce the carrying value of inventory to net realizable value as a charge to cost of products sold. Scrap and scrap substitute costs are a very significant component of the raw material, semi-finished and finished product inventory balances. The vast majority of the Company’s inventory is recorded on a first-in, first-out method. Production costs are applied to semi-finished and finished product inventory from the approximate period in which they are produced.

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

Certain long-lived asset groupings were tested for impairment during the fourth quarter of 2018. Undiscounted cash flows for each asset grouping were estimated using management’s long-range estimates of market conditions associated with each asset grouping over the estimated useful life of the principal asset within the group. Our undiscounted cash flow analysis indicated that those long-lived asset groupings were recoverable as of December 31, 2018; however, if our projected cash flows are not realized, either because of an extended recessionary period or other unforeseen events, impairment charges may be required in future periods. A 5% decrease in the projected cash flows of each of our asset groupings would not result in an impairment.

In September 2018, Nucor performed an impairment analysis of its proved producing natural gas well assets due to the current and projected natural gas pricing environment at our sales point in the Piceance Basin, which continued to deteriorate during 2018. Management had monitored these assets since the last impairment analysis was performed in the fourth quarter of 2017, and the deterioration in the current and projected natural gas pricing and, in particular, the projected natural gas pricing at our sales point in the Piceance Basin reached such a level in the third quarter of 2018 that management determined that a triggering event had occurred. One of the main assumptions that most significantly affects the cash flow determination is management’s estimate of future pricing of natural gas and natural gas liquids. The pricing used in this impairment assessment was developed by management based on projected natural gas market supply and demand dynamics, in conjunction with a review of projections by market analysts. The impairment analysis was performed on each of Nucor’s three groups (“fields”) of wells, with each field defined by common geographic location.

Two of Nucor’s three fields of wells did not pass the undiscounted cash flow impairment analysis. An after-tax discounted cash flow analysis was performed for these two fields to determine the amount of impairment. The carrying values of these two fields were impaired by a combined $110.0 million. The impairment charge is included in impairment of assets in the consolidated statements of earnings for the year ended December 31, 2018. The post-impairment combined carrying value of these two fields was $71.0 million at December 31, 2018. The third field was not impaired and had a carrying value of $51.8 million at December 31, 2018. Changes in the natural gas industry or a prolonged low price environment beyond what was assumed in this most recent analysis could cause management to revise the natural gas and natural gas liquids pricing assumptions, the estimated reserves or the estimated drilling production costs, all of which could result in future impairment of these proved well assets.

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

When appropriate, Nucor performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For certain reporting units, it is necessary to perform a quantitative analysis. In these instances, a discounted cash flow model is used to determine the current estimated fair value of these reporting units. Key assumptions used to determine the fair value of each reporting unit as part of our annual testing (and any required interim testing) include: (i) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, costs to produce and estimated capital needs); (ii) an estimated terminal value using a terminal year growth rate determined based on the growth prospects of the reporting unit; (iii) a discount rate based on management’s best estimate of the after-tax weighted-average cost of capital; and (iv) a probability-weighted scenario approach by which varying cash flows are assigned to certain scenarios based on the likelihood of occurrence. Management considers historical and anticipated future results, general economic and market conditions, the impact of planned business and operational strategies and all available information at the time the fair values of its reporting units are estimated. Those estimates and judgments may or may not ultimately prove appropriate.

Our fourth quarter 2018 annual goodwill impairment analysis did not result in an impairment charge. Management does not believe that future impairment of these reporting units is probable. However, the performance of certain businesses that comprise our reporting units requires continued improvement. An increase of approximately 40 basis points in the discount rate, a critical assumption in which a minor change can have a significant impact on the estimated fair value, would not result in an impairment charge. See Note 8 to the Company’s consolidated financial statements for further discussion of the results of the Company’s 2018 annual goodwill impairment analysis.

Nucor will continue to monitor operating results within all reporting units throughout 2019 in an effort to determine if events and circumstances warrant further interim impairment testing. Otherwise, all reporting units will again be subject to the required annual qualitative and/or quantitative impairment test during our fourth quarter of 2019. Changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future operating cash flows and discount rate, could decrease the estimated fair value of our reporting units in the future and could result in an impairment of goodwill.

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

Key assumptions used to determine the fair value of our equity method investments include: (i) expected cash flow for the six-year period following the testing date (including market share, sales volumes and prices, costs to produce and estimated capital needs); (ii) an estimated terminal value using a terminal year growth rate determined based on the growth prospects of the investment; (iii) a discount rate based on management’s best estimate of the after-tax weighted-average cost of capital; and (iv) a probability-weighted scenario approach by which varying cash flows are assigned to certain scenarios based on the likelihood of occurrence. While the assumptions that most significantly affect the fair value determination include projected revenues, metal margins and discount rate, the assumptions are often interdependent and no single factor predominates in determining the estimated fair value. Management considers historical and anticipated future results, general economic and market conditions, the impact of planned business and operational strategies and all available information at the time the fair values of its investments are estimated. Those estimates and judgments may or may not ultimately prove appropriate.

Due to the protracted challenging steel market conditions in Europe, Nucor concluded that it was appropriate to assess its equity investment in Duferdofin Nucor for impairment during the fourth quarter of 2017. After completing its assessment, the Company determined that the estimated fair value exceeded its carrying amount by a sufficient amount and that there was no need for an impairment charge. Management does not believe a triggering event has occurred since the assessment that was performed in 2017. The assumptions that most significantly affect the fair value determination include projected cashflows and the discount rate. It is reasonably possible that material deviation of future performance from the estimates used in our most recent valuation could result in impairment of our investment in Duferdofin Nucor.

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

The staff of the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the application of Accounting Standards Codification 740, Income Taxes, in situations when a registrant does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Reform Act. Reflected in our 2017 financial results, and in accordance with SAB 118, were certain provisional income tax effects of the Tax Reform Act. Adjustments, as allowed for under SAB 118, to these provisional amounts were made in 2018. The accounting for the Tax Reform Act was completed in the fourth quarter of 2018. Further information on the tax impacts of the Tax Reform Act is included in Note 19 to the Company’s consolidated financial statements.

Recent Accounting Pronouncements

See Note 2 to the Company’s consolidated financial statements for a discussion of new accounting pronouncements adopted by Nucor during 2018 and the expected financial impact of accounting pronouncements recently issued or proposed but not yet required to be adopted.

Reclassifications

In the first quarter of 2018, we began reporting our tubular products and piling products businesses as part of the steel products segment. These businesses were previously included in the steel mills segment and were reclassified to the steel products segment as part of a realignment of Nucor’s reportable segments to reflect the way in which they are now viewed by management and how segment performance assessments will be made by the chief operating decision maker beginning in such period. As a result, certain prior period amounts have been reclassified to conform to the current year presentation. These reclassifications did not have an impact on the consolidated financial statements of the Company for the prior periods presented.

FIVE-YEAR FINANCIAL REVIEW

	2018	2017	2016	2015	2014
(dollar and share amounts in thousands, except per share data)
FOR THE YEAR
Net sales	$25,067,279	$20,252,393	$16,208,122	$16,439,276	$21,105,141
Costs, expenses and other:
Cost of products sold	20,771,871	17,682,986	14,182,215	15,325,386	19,255,904
Marketing, administrative and other expenses	860,722	687,531	596,761	458,989	520,805
Equity in earnings of unconsolidated affiliates	(40,240)	(41,661)	(38,757)	(5,329)	(13,505)
Impairments and losses on assets	110,000	—	—	244,833	25,393
Interest expense, net	135,535	173,580	169,244	173,531	169,256

	21,837,888	18,502,436	14,909,463	16,197,410	19,957,853
Earnings before income taxes and noncontrolling interests	3,229,391	1,749,957	1,298,659	241,866	1,147,288
Provision for income taxes	748,307	369,386	398,243	48,836	368,724

Net earnings	2,481,084	1,380,571	900,416	193,030	778,564
Earnings attributable to noncontrolling interests	120,317	61,883	104,145	112,306	99,227

Net earnings attributable to Nucor stockholders	2,360,767	1,318,688	796,271	80,724	679,337
Net earnings per share:
Basic	7.44	4.11	2.48	0.25	2.12
Diluted	7.42	4.10	2.48	0.25	2.11
Dividends declared per share	1.5400	1.5125	1.5025	1.4925	1.4825
Percentage of net earnings to net sales	9.4%	6.5%	4.9%	0.5%	3.2%
Return on average stockholders’ equity	25.5%	15.9%	10.4%	1.0%	8.4%
Cash provided by operating activities	2,393,952	1,055,338	1,750,001	2,168,761	1,356,583
Capital expenditures	997,256	507,074	617,677	364,768	568,867
Acquisitions (net of cash acquired)	33,063	544,041	474,788	19,089	768,581
Depreciation	630,879	635,833	613,192	625,757	652,000
Sales per average employee	986	820	690	690	921
AT YEAR END
Current assets	$8,636,265	$6,824,420	$6,506,393	$5,854,405	$6,808,805
Current liabilities	2,806,300	2,824,764	2,389,966	1,385,173	2,097,776

Working capital	5,829,965	3,999,656	4,116,427	4,469,232	4,711,029
Current ratio	3.1	2.4	2.7	4.2	3.2
Property, plant and equipment, net	5,334,748	5,093,147	5,078,650	4,891,153	5,287,639
Total assets	17,920,588	15,841,258	15,223,518	14,326,969	15,956,467
Long-term debt (including current maturities)	4,233,276	3,742,242	4,339,141	4,337,145	4,350,558
Percentage of debt to capital (1)	29.3%	29.2%	34.5%	35.6%	34.0%
Total Nucor stockholders’ equity	9,792,078	8,739,036	7,879,865	7,477,816	8,110,342
Per share	32.04	27.48	24.72	23.52	25.42
Shares outstanding	305,592	317,969	318,737	317,962	319,033
Employees	26,300	25,100	23,900	23,700	23,600

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

Management assessed the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2018. In making this assessment, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013).

Based on its assessment, management concluded that Nucor’s internal control over financial reporting was effective as of December 31, 2018. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of Nucor’s internal control over financial reporting as of December 31, 2018 as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Nucor Corporation:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nucor Corporation and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of earnings, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

February 28, 2019

We have served as the Company’s auditor since 1989.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
	2018	2017
ASSETS
Current assets:
Cash and cash equivalents (Note 14)	$1,398,886	$949,104
Short-term investments (Notes 4 and 14)	—	50,000
Accounts receivable, net (Note 5)	2,505,568	2,028,545
Inventories, net (Note 6)	4,553,500	3,461,686
Other current assets (Notes 13 and 19)	178,311	335,085

Total current assets	8,636,265	6,824,420
Property, plant and equipment, net (Note 7)	5,334,748	5,093,147
Goodwill (Notes 3 and 8)	2,184,336	2,196,058
Other intangible assets, net (Notes 3 and 8)	828,504	914,646
Other assets (Note 9)	936,735	812,987

Total assets	$17,920,588	$15,841,258

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt (Notes 11 and 14)	$57,870	$52,833
Long-term debt due within one year (Notes 11 and 14)	—	500,000
Accounts payable (Note 10)	1,428,191	1,181,346
Salaries, wages and related accruals (Note 17)	709,397	516,660
Accrued expenses and other current liabilities (Notes 10, 13 and 15)	610,842	573,925

Total current liabilities	2,806,300	2,824,764
Long-term debt due after one year (Notes 11 and 14)	4,233,276	3,242,242
Deferred credits and other liabilities (Notes 13, 15, 17 and 19)	679,044	689,464

Total liabilities	7,718,620	6,756,470

Commitments and contingencies (Notes 13 and 15)
Equity
Nucor stockholders’ equity (Notes 12 and 16):
Common stock (800,000 shares authorized; 380,154 and 379,900 shares issued, respectively)	152,061	151,960
Additional paid-in capital	2,073,715	2,021,339
Retained earnings	10,337,445	8,463,709
Accumulated other comprehensive loss, net of income taxes (Notes 13 and 20)	(304,133)	(254,681)
Treasury stock (74,562 and 61,931 shares, respectively)	(2,467,010)	(1,643,291)

Total Nucor stockholders’ equity	9,792,078	8,739,036
Noncontrolling interests	409,890	345,752

Total equity	10,201,968	9,084,788

Total liabilities and equity	$17,920,588	$15,841,258

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands, except per share data)

	Year Ended December 31,
	2018	2017	2016
Net sales (Notes 23 and 24)	$25,067,279	$20,252,393	$16,208,122

Costs, expenses and other:
Cost of products sold (Notes 13 and 20)	20,771,871	17,682,986	14,182,215
Marketing, administrative and other expenses	860,722	687,531	596,761
Equity in earnings of unconsolidated subsidiaries	(40,240)	(41,661)	(38,757)
Impairment of assets (Notes 7 and 24)	110,000	—	—
Interest expense, net (Notes 18 and 19)	135,535	173,580	169,244

	21,837,888	18,502,436	14,909,463

Earnings before income taxes and noncontrolling interests	3,229,391	1,749,957	1,298,659
Provision for income taxes (Notes 19 and 24)	748,307	369,386	398,243

Net earnings	2,481,084	1,380,571	900,416
Earnings attributable to noncontrolling interests	120,317	61,883	104,145

Net earnings attributable to Nucor stockholders	$2,360,767	$1,318,688	$796,271

Net earnings per share (Note 21):
Basic	$7.44	$4.11	$2.48
Diluted	$7.42	$4.10	$2.48

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended December 31,
	2018	2017	2016
Net earnings	$2,481,084	$1,380,571	$900,416

Other comprehensive income (loss):
Net unrealized (loss) income on hedging derivatives, net of income taxes of ($300), ($2,600) and $1,500 for 2018, 2017 and 2016, respectively	(3,568)	(4,523)	2,570
Reclassification adjustment for (gain) loss on settlement of hedging derivatives included in net earnings, net of income taxes of $0, $400 and $5,800 for 2018, 2017 and 2016, respectively	(132)	973	9,880
Foreign currency translation (loss) gain, net of income taxes of $0 for 2018, 2017 and 2016	(47,133)	68,657	25,495
Adjustment to early retiree medical plan, net of income taxes of $514, ($767) and ($1,291) for 2018, 2017 and 2016, respectively	1,731	(1,530)	(3,589)
Reclassification adjustment for gain on early retiree medical plan included in net earnings, net of income taxes of ($108), ($279) and ($309) for 2018, 2017 and 2016, respectively	(350)	(415)	(837)

	(49,452)	63,162	33,519

Comprehensive income	2,431,632	1,443,733	933,935
Comprehensive income attributable to noncontrolling interests	(120,317)	(61,883)	(104,145)

Comprehensive income attributable to Nucor stockholders	$2,311,315	$1,381,850	$829,790

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except per share data)

		Nucor Stockholders
						Accumulated			Total
				Additional		Other	Treasury Stock		Nucor
		Common Stock		Paid-in	Retained	Comprehensive	(at cost)		Stockholders’	Noncontrolling
	Total	Shares	Amount	Capital	Earnings	Loss	Shares	Amount	Equity	Interests
BALANCES, December 31, 2015	$7,849,877	378,566	$151,426	$1,918,970	$7,316,910	$(351,362)	60,604	$(1,558,128)	$7,477,816	$372,061
Net earnings in 2016	900,416				796,271				796,271	104,145
Other comprehensive income (loss)	33,519					33,519			33,519
Stock options exercised	15,670	400	160	15,510					15,670
Stock option expense	7,833			7,833					7,833
Issuance of stock under award plans, net of forfeitures	35,953	368	148	32,118			(143)	3,687	35,953
Amortization of unearned compensation	843			843					843
Treasury stock acquired	(5,173)						136	(5,173)	(5,173)
Cash dividends declared ($1.5025 per share)	(482,265)				(482,265)				(482,265)
Distributions to noncontrolling interests	(99,588)									(99,588)
Other	(2,377)			(602)					(602)	(1,775)

BALANCES, December 31, 2016	8,254,708	379,334	151,734	1,974,672	7,630,916	(317,843)	60,597	(1,559,614)	7,879,865	374,843
Net earnings in 2017	1,380,571				1,318,688				1,318,688	61,883
Other comprehensive income (loss)	63,162					63,162			63,162
Stock options exercised	7,069	183	73	6,996					7,069
Stock option expense	8,233			8,233					8,233
Issuance of stock under award plans, net of forfeitures	37,018	383	153	30,238			(257)	6,627	37,018
Amortization of unearned compensation	1,200			1,200					1,200
Treasury stock acquired	(90,304)						1,591	(90,304)	(90,304)
Cash dividends declared ($1.5125 per share)	(485,895)				(485,895)				(485,895)
Distributions to noncontrolling interests	(90,974)									(90,974)

BALANCES, December 31, 2017	9,084,788	379,900	151,960	2,021,339	8,463,709	(254,681)	61,931	(1,643,291)	8,739,036	345,752
Net earnings in 2018	2,481,084				2,360,767				2,360,767	120,317
Other comprehensive income (loss)	(49,452)					(49,452)			(49,452)
Stock options exercised	24,102	210	84	14,675			(333)	9,343	24,102
Stock option expense	4,563			4,563					4,563
Issuance of stock under award plans, net of forfeitures	52,313	44	17	31,361			(762)	20,935	52,313
Amortization of unearned compensation	1,777			1,777					1,777
Treasury stock acquired	(853,997)						13,726	(853,997)	(853,997)
Cash dividends declared ($1.5400 per share)	(487,031)				(487,031)				(487,031)
Distributions to noncontrolling interests	(56,179)									(56,179)

BALANCES, December 31, 2018	$10,201,968	380,154	$152,061	$2,073,715	$10,337,445	$(304,133)	74,562	$(2,467,010)	$9,792,078	$409,890

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2018	2017	2016
Operating activities:
Net earnings	$2,481,084	$1,380,571	$900,416
Adjustments:
Depreciation	630,879	635,833	613,192
Amortization	88,758	91,228	73,862
Stock-based compensation	73,422	64,176	56,511
Deferred income taxes	3,017	(221,173)	71,455
Distributions from affiliates	30,196	49,295	40,602
Equity in earnings of unconsolidated affiliates	(40,240)	(41,661)	(38,757)
Impairment of assets	110,000	—	—
Changes in assets and liabilities
(exclusive of acquisitions and dispositions):
Accounts receivable	(485,433)	(329,501)	(217,736)
Inventories	(1,092,101)	(900,946)	(132,639)
Accounts payable	235,572	314,817	236,788
Federal income taxes	163,743	(107,577)	3,555
Salaries, wages and related accruals	204,796	87,700	133,625
Other operating activities	(9,741)	32,576	9,127

Cash provided by operating activities	2,393,952	1,055,338	1,750,001

Investing activities:
Capital expenditures	(982,531)	(448,555)	(604,840)
Investment in and advances to affiliates	(121,412)	(59,000)	(63,167)
Divestiture of affiliates	—	—	135,000
Disposition of plant and equipment	31,589	25,315	18,571
Acquisitions (net of cash acquired)	(33,063)	(544,041)	(474,788)
Purchases of investments	—	(50,000)	(650,000)
Proceeds from the sale of investments	50,000	150,000	600,000
Other investing activities	25,348	7,389	14,106

Cash used in investing activities	(1,030,069)	(918,892)	(1,025,118)

Financing activities:
Net change in short-term debt	5,037	34,872	(33,360)
Proceeds from long-term debt, net of discount	995,710	—	—
Repayment of long-term debt	(500,000)	(600,000)	—
Bond issuance related costs	(7,625)	—	—
Issuance of common stock	24,101	7,070	15,670
Payment of tax withholdings on certain stock-based compensation	(22,123)	(14,408)	(12,387)
Excess tax benefits from stock-based compensation	—	—	2,784
Distributions to noncontrolling interests	(56,179)	(90,974)	(99,588)
Cash dividends	(485,376)	(485,321)	(481,083)
Acquisition of treasury stock	(853,997)	(90,304)	(5,173)
Other financing activities	(7,725)	(3,241)	(13,297)

Cash used in financing activities	(908,177)	(1,242,306)	(626,434)

Effect of exchange rate changes on cash	(5,924)	9,003	8,043

Increase (decrease) in cash and cash equivalents	449,782	(1,096,857)	106,492
Cash and cash equivalents - beginning of year	949,104	2,045,961	1,939,469

Cash and cash equivalents - end of year	$1,398,886	$949,104	$2,045,961

Non-cash investing activity:
Change in accrued plant and equipment purchases and assets recorded under capital lease arrangements	$14,725	$58,519	$12,837

See notes to consolidated financial statements.

NUCOR CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

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

Distributions are made to noncontrolling interest partners in Nucor-Yamato Steel Company in accordance with the limited partnership agreement by mutual agreement of the general partners. At a minimum, sufficient cash is distributed so that each partner may pay its U.S. federal and state income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Reclassifications

In the first quarter of 2018, the Company began reporting its tubular products and piling products businesses as part of the steel products segment. These businesses were previously included in the steel mills segment and were reclassified to the steel products segment as part of a realignment of Nucor’s reportable segments to reflect the way in which they are now viewed by management and how segment performance assessments began to be made by the chief operating decision maker beginning in such period. As a result, certain prior period amounts have been reclassified to conform to the current year presentation. These reclassifications did not have an impact on the consolidated financial statements of the Company for the prior periods presented. See Note 22 for more information related to this segment realignment.

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

Goodwill and Other Intangibles

Goodwill is the excess of cost over the fair value of net assets of businesses acquired. Goodwill is not amortized but is tested annually for impairment and whenever events or circumstances change that would make it more likely than not that an impairment may have occurred. We perform our annual impairment analysis as of the first day of the fourth quarter each year. The evaluation of impairment involves comparing the current estimated fair value of each reporting unit, which is a level below the reportable segment, to the recorded value, including goodwill. When appropriate, Nucor performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For certain reporting units, it is necessary to perform a quantitative analysis. In these instances, a discounted cash flow model is used to determine the current estimated fair value of these reporting units. A number of significant assumptions and estimates are involved in the application of the discounted cash flow model to forecast operating cash flows, which could include market growth and market share, sales volumes and prices, costs to produce, discount rate and estimated capital needs. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. Assumptions in estimating future cash flows are subject to a high degree of judgment and complexity. Changes in assumptions and estimates may affect the fair value of goodwill and could result in impairment charges in future periods.

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

Revenue Recognition

Nucor recognizes revenue when obligations under the terms of contracts with our customers are satisfied; generally, this occurs upon shipment or when control is transferred. Revenue is measured as the amount of consideration expected to be received in exchange for transferring the goods. In addition, revenue is deferred when cash payments are received or due in advance of performance. See Note 23 for further information.

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

The staff of the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the application of Accounting Standards Codification 740, Income Taxes, in situations when a registrant does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Reform Act. Reflected in our 2017 financial results, and in accordance with SAB 118, were certain provisional income tax effects of the Tax Reform Act. Adjustments, as allowed for under SAB 118, to these provisional amounts were made in 2018. The accounting for the Tax Reform Act was completed in the fourth quarter of 2018. Further information on the tax impacts of the Tax Reform Act is included in Note 19 of the Company’s consolidated financial statements.

Stock-Based Compensation

The Company recognizes the cost of stock-based compensation as an expense using fair value measurement methods. The assumptions used to calculate the fair value of stock-based compensation granted are evaluated and revised for new grants, as necessary, to reflect market conditions and experience.

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

Recently Adopted Accounting Pronouncements

In the first quarter of 2018, Nucor adopted new accounting guidance related to revenue recognition for all contracts using the modified retrospective method. The modified retrospective method requires that the cumulative effect of initially applying this new guidance be recorded as an adjustment to the opening balance of retained earnings in the consolidated balance sheet. The adoption of this new accounting guidance did not have an impact on any prior period earnings attributable to Nucor stockholders, and no adjustment was recorded to the opening retained earnings balance as of January 1, 2018. Retrospective adjustment of comparative prior period information is not required when using the modified retrospective adoption method, and no comparative prior periods have been adjusted for the new guidance.

The adoption of the new revenue accounting guidance did not significantly change the way we recognize revenue. To illustrate this, if we had continued using the previous accounting guidance in effect before the adoption of the new revenue accounting guidance, our consolidated net sales for 2018 would have increased approximately $81.4 million, or 0.3%, and cost of products sold would have increased by the same amount. There would have been no impact on any other financial statement line items in the consolidated financial statements for 2018. See Note 23 for disclosures required by the new revenue accounting guidance.

In the first quarter of 2018, Nucor adopted new accounting guidance regarding the recognition and measurement of financial assets and financial liabilities. Changes to the current accounting guidance primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the Financial Accounting Standards Board clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities and financial liabilities, is largely unchanged. The adoption of this new guidance did not have a material impact on the Company’s consolidated financial statements.

In the first quarter of 2018, Nucor adopted new accounting guidance regarding the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. The new guidance addresses specific cash flow presentation issues in order to reduce diversity in existing practice. The adoption of this new guidance did not have a material impact on the Company’s consolidated financial statements.

In the first quarter of 2018, Nucor adopted new accounting guidance regarding intra-entity transfers of assets other than inventory. The new guidance requires that an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The adoption of this new guidance did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements

In February 2016, new accounting guidance was issued regarding the accounting for leases. The new guidance requires all lessees to recognize on the balance sheet right to use assets and lease liabilities for the rights and obligations created by lease arrangements with terms greater than 12 months. The new guidance is effective for the Company for annual and interim reporting periods beginning after December 15, 2018. In July 2018, this accounting guidance was amended to permit companies to recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption and to continue reporting comparative periods prior to adoption in accordance with current lease guidance. The Company will adopt this new guidance in the first quarter of 2019 and will record a cumulative adjustment to the January 1, 2019 retained earnings balance. While the adoption of this new guidance is expected to increase assets and liabilities due to the recognition of lease rights and obligations on the Company’s consolidated balance sheet effective January 1, 2019, the Company does not expect the adoption of this new guidance to have a significant impact on its consolidated financial statements.

In February 2018, new accounting guidance was issued regarding the tax effects of the Tax Reform Act. The new guidance allows for a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Reform Act to improve the usefulness of information reported to financial statement users. The new guidance is effective for the Company for annual and interim reporting periods beginning after December 15, 2018. The Company does not expect the adoption of this new guidance to have a material impact on its consolidated financial statements.

3. Acquisitions and Dispositions

On January 20, 2017, Nucor used cash on hand to acquire Republic Conduit (“Republic”) for a purchase price of $331.6 million. Republic produces steel electrical conduit primarily used to protect and route electrical wiring in various nonresidential structures such as hospitals, office buildings and stadiums. With its two facilities located in Kentucky and Georgia, Republic had shipments of approximately 140,000 tons in 2017. This acquisition not only further expands Nucor’s product portfolio to include steel electrical conduit and it is an important, value-added channel to market for Nucor’s sheet mills. Republic’s financial results are included as part of the steel products segment (see Note 22).

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

	$89,200

The goodwill of approximately $115.6 million is primarily attributed to the synergies expected to arise after the acquisition. The goodwill is calculated as the excess of the purchase price over the fair values of the assets acquired and liabilities assumed and has been allocated to the steel products segment (see Note 8). Goodwill recognized for tax purposes was $118.6 million, all of which is deductible for such purposes.

On October 31, 2016, Nucor used cash on hand to acquire Independence Tube Corporation (“ITC”) for a purchase price of $430.1 million. ITC is a leading manufacturer of hollow structural section (“HSS”) steel tubing, which is primarily used in nonresidential construction markets. ITC has the ability to produce approximately 860,000 tons of HSS steel tubing annually at its four facilities, two of which are in Illinois and the other two are in Alabama. This acquisition not only further expands Nucor’s product portfolio to include the HSS steel tubing market but the Company also believes it is an important, value-added channel to market for Nucor’s hot-rolled sheet steel, as ITC’s plants are located in close proximity to Nucor’s sheet mills in Alabama, Indiana and Kentucky. ITC’s financial results are included as part of the steel products segment (see Note 22).

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

	$130,900

The goodwill of approximately $29.5 million is primarily attributed to the synergies expected to arise after the acquisition. The goodwill is calculated as the excess of the purchase price over the fair values of the assets acquired and liabilities assumed and has been allocated to the steel products segment (see Note 8). Goodwill recognized for tax purposes was $30.5 million, all of which is deductible for such purposes.

Other acquisitions, exclusive of purchase price adjustments of acquisitions made and net of cash acquired, totaled $33.1 million in 2018, $212.7 million in 2017 and $50.1 million in 2016. Included in the 2017 amount is the January 9, 2017 acquisition of Southland Tube, Inc. (“Southland”) and the September 1, 2017 acquisition of St. Louis Cold Drawn, Inc. (“St. Louis Cold Drawn”). Nucor used cash on hand to acquire Southland and St. Louis Cold Drawn for purchase prices of approximately $130 million and $60 million, respectively. Southland is a manufacturer of HSS steel tubing, which is primarily used in nonresidential construction markets. Southland had shipments to external customers of approximately 290,000 tons in 2018 and has one manufacturing facility in Birmingham, Alabama. St. Louis Cold Drawn is a manufacturer of cold drawn rounds, hexagons, squares and special sections that mainly serves the U.S. and Mexican automotive and industrial markets. St. Louis Cold Drawn has two manufacturing locations, one in St. Louis, Missouri and the other in Monterrey, Mexico, that have a combined annual capacity of approximately 200,000 tons. The financial results of Southland and St. Louis Cold Drawn are included as part of the steel products segment (see Note 22).

4. Short-term Investments

Nucor held $50.0 million of short-term investments as of December 31, 2017 (none at December 31, 2018). The investments held as of December 31, 2017 consisted of a certificate of deposit (“CD”) and were classified as available-for-sale. Interest income on the CD was recorded as earned.

No realized or unrealized gains or losses were incurred in 2018, 2017 or 2016.

5. Accounts Receivable

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of our customers to make required payments. Accounts receivable are stated net of the allowance for doubtful accounts of $62.1 million at December 31, 2018 ($49.0 million at December 31, 2017 and $45.9 million at December 31, 2016).

6. Inventories

Inventories consisted of approximately 43% raw materials and supplies and 57% finished and semi-finished products at December 31, 2018 (42% and 58%, respectively, at December 31, 2017). Nucor’s manufacturing process consists of a continuous, vertically integrated process from which products are sold to customers at various stages throughout the process. Since most steel products can be classified as either finished or semi-finished products, these two categories of inventory are combined.

7. Property, Plant and Equipment

	(in thousands)
December 31,	2018	2017
Land and improvements	$654,786	$639,878
Buildings and improvements	1,283,182	1,249,350
Machinery and equipment	11,101,840	10,937,416
Proved oil and gas properties	557,383	556,507
Leasehold interest in unproved oil and gas properties	165,000	165,000
Construction in process and equipment deposits	762,884	241,820

	14,525,075	13,789,971
Less accumulated depreciation	(9,190,327)	(8,696,824)

	$5,334,748	$5,093,147

The estimated useful lives primarily range from five to 25 years for land improvements, four to 40 years for buildings and improvements and two to 15 years for machinery and equipment. The useful life for proved oil and gas properties is based on the unit-of-production method and varies by well.

In September 2018, Nucor performed an impairment analysis of its proved producing natural gas well assets due to the current and projected natural gas pricing environment at our sales point in the Piceance Basin, which continued to deteriorate during 2018. Management was monitoring these assets since the prior impairment analysis that was performed in the fourth quarter of 2017. The projected natural gas pricing at our sales point in the Piceance Basin reached such a level in the third quarter of 2018 that management determined that a triggering event had occurred. One of the main assumptions that most significantly affects the cash flow determination is management’s estimate of future pricing of natural gas and natural gas liquids. The pricing used in this impairment assessment was developed by management based on projected natural gas market supply and demand dynamics, in conjunction with a review of projections by market analysts. The impairment analysis was performed on each of Nucor’s three groups (“fields”) of wells, with each field defined by common geographic location.

Two of Nucor’s three fields of wells did not pass the undiscounted cash flow impairment analysis. An after-tax discounted cash flow analysis was performed for these two fields to determine the amount of impairment. The carrying values of these two fields were impaired by a combined $110.0 million. The impairment charge is included in impairment of assets in the consolidated statements of earnings for the year ended December 31, 2018. The post-impairment combined carrying value of these two fields was $71.0 million at December 31, 2018. The third field was not impaired and has a carrying value of $51.8 million at December 31, 2018. Changes in the natural gas industry or a prolonged low price environment beyond what was assumed in this most recent analysis could cause management to revise the natural gas and natural gas liquids price assumptions, the estimated reserves or the estimated drilling production costs, all of which could result in future impairment of these proved well assets.

8. Goodwill and Other Intangible Assets

The change in the net carrying amount of goodwill for the years ended December 31, 2018 and 2017 by segment is as follows:

	(in thousands)
	Steel Mills	Steel Products	Raw Materials	Total
Balance, December 31, 2016	$620,156	$702,995	$729,577	$2,052,728
Acquisitions	125,328	7,004	—	132,332
Translation	—	10,998	—	10,998

Balance, December 31, 2017	745,484	720,997	729,577	2,196,058
Reclassifications	(153,498)	153,498	—	—
Translation	—	(11,722)	—	(11,722)

Balance, December 31, 2018	$591,986	$862,773	$729,577	$2,184,336

The majority of goodwill is not tax deductible.

Intangible assets with estimated useful lives of five to 22 years are amortized on a straight-line or accelerated basis and are comprised of the following:

	(in thousands)
	December 31, 2018		December 31, 2017
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Customer relationships	$1,418,250	$713,656	$1,420,224	$641,089
Trademarks and trade names	176,046	87,680	176,471	77,208
Other	67,820	32,276	62,805	26,557

	$1,662,116	$833,612	$1,659,500	$744,854

Intangible asset amortization expense was $88.8 million in 2018 ($91.2 million in 2017 and $73.9 million in 2016). Annual amortization expense is estimated to be $87.1 million in 2019, $84.7 million in 2020, $83.5 million in 2021, $81.2 million in 2022 and $80.0 million in 2023.

The Company completed its annual goodwill impairment testing as of the first day of the fourth quarters of 2018, 2017 and 2016 and concluded that as of such dates there was no impairment of goodwill for any of its reporting units. The annual evaluation performed in 2018 used forward-looking projections and included significant expected improvements in the future cash flows of one of the Company’s reporting units, Rebar Fabrication. As a result of the rapid and significant increase in the price of steel in 2018, the operating results of this reporting unit declined significantly and remained depressed throughout the remainder of the year. Nucor expects the operating results of this reporting unit to improve when the price of steel in relation to the reporting unit’s backlog pricing stabilizes. The fair value of this reporting unit exceeded its carrying value by approximately 8% in the most recent evaluation. If our assessment of the relevant facts and circumstances changes, or the actual performance in this reporting unit falls short of expected results, noncash impairment charges may be required. Total goodwill associated with the Rebar Fabrication reporting unit as of December 31, 2018 was $353.0 million. An impairment of goodwill may also lead us to record an impairment of other intangible assets. Total finite-lived intangible assets associated with the Rebar Fabrication reporting unit as of December 31, 2018 was $76.7 million.

There are no significant historical accumulated impairment charges, by segment or in the aggregate, related to goodwill.

9. Equity Investments

The carrying value of our equity investments in domestic and foreign companies was $869.9 million at December 31, 2018 ($750.1 million at December 31, 2017), and is recorded in other assets in the consolidated balance sheets.

NUMIT

Nucor owns a 50% economic and voting interest in NuMit LLC (“NuMit”). NuMit owns 100% of the equity interest in Steel Technologies LLC, an operator of 26 sheet processing facilities located throughout the United States, Canada and Mexico. Nucor accounts for the investment in NuMit (on a one-month lag basis) under the equity method, as control and risk of loss are shared equally between the members. Nucor’s investment in NuMit at December 31, 2018 was $337.2 million ($321.4 million at December 31, 2017). Nucor received distributions of $29.2 million, $48.3 million and $38.6 million from NuMit during 2018, 2017 and 2016, respectively.

DUFERDOFIN NUCOR

Nucor owns a 50% economic and voting interest in Duferdofin Nucor S.r.l. (“Duferdofin Nucor”), an Italian steel manufacturer, and accounts for the investment (on a one-month lag basis) under the equity method, as control and risk of loss are shared equally between the members.

Nucor’s investment in Duferdofin Nucor at December 31, 2018 was $269.1 million ($285.9 million at December 31, 2017). Nucor’s 50% share of the total net assets of Duferdofin Nucor was $113.5 million at December 31, 2018, resulting in a basis difference of $155.6 million due to the step-up to fair value of certain assets and liabilities attributable to Duferdofin Nucor as well as the identification of goodwill ($88.5 million) and finite-lived intangible assets. This basis difference, excluding the portion attributable to goodwill, is being amortized based on the remaining estimated useful lives of the various underlying net assets, as appropriate. Amortization expense associated with the fair value step-up was $9.3 million, $8.9 million and $8.8 million in 2018, 2017 and 2016, respectively.

As of December 31, 2018, Nucor had outstanding notes receivable of €35.0 million ($40.2 million) from Duferdofin Nucor (€35.0 million, or $41.9 million, as of December 31, 2017). The notes receivable bear interest at 0.84% and reset annually on September 30 to the 12-month Euro Interbank Offered Rate plus 1% per year. The maturity date of the principal amounts was extended to January 31, 2022 during the first quarter of 2018. As of December 31, 2018 and 2017, the notes receivable were classified in other assets in the consolidated balance sheets.

Nucor has issued a guarantee for its ownership percentage (50%) of Duferdofin Nucor’s borrowings under Facility A of a Structured Trade Finance Facilities Agreement (“Facility A”). The fair value of the guarantee is immaterial. In April 2018, Duferdofin Nucor amended and extended Facility A to mature on April 16, 2021.The maximum amount Duferdofin Nucor could borrow under Facility A was €160.0 million ($183.7 million) at December 31, 2018. As of December 31, 2018, there was €155.0 million ($178.0 million) outstanding under that facility (€122.5 million, or $146.7 million, as of December 31, 2017). If Duferdofin Nucor fails to pay when due any amounts for which it is obligated under Facility A, Nucor could be required to pay 50% of such amounts pursuant to and in accordance with the terms of its guarantee. Any indebtedness of Duferdofin Nucor to Nucor is effectively subordinated to the indebtedness of Duferdofin Nucor under Facility A. Nucor has not recorded any liability associated with this guarantee.

NUCOR-JFE

Nucor owns a 50% economic and voting interest in Nucor-JFE Steel Mexico, S. de R.L. de C.V. (“Nucor-JFE”), a 50-50 joint venture with JFE Steel Corporation of Japan, to build and operate a galvanized sheet steel plant in central Mexico. Nucor-JFE plant construction has commenced and operations are expected to begin in the second half of 2019. Nucor accounts for the investment in Nucor-JFE (on a one-month lag basis) under the equity method, as control and risk of loss are shared equally between the members. Nucor’s investment in Nucor-JFE at December 31, 2018 was $135.7 million ($71.1 million at December 31, 2017).

ALL EQUITY INVESTMENTS

Nucor reviews its equity investments for impairment if and when circumstances indicate that a decline in value below their carrying amounts may have occurred. Nucor last assessed its equity investment in Duferdofin Nucor for impairment during the fourth quarter of 2017 due to the protracted challenging steel market conditions in Europe. After completing its assessment, the Company determined that the estimated fair value exceeded its carrying amount by a sufficient amount and that there was no need to record an impairment charge. The assumptions that most significantly affect the fair value determination include projected cash flows and the discount rate. It is reasonably possible that material deviation of future performance from the estimates used in our most recent valuation could result in impairment of our investment in Duferdofin Nucor. We will continue to monitor for potential triggering events that could affect the carrying value of our investment in Duferdofin Nucor as a result of future market conditions and any changes in our business strategy.

10. Current Liabilities

Book overdrafts, included in accounts payable in the consolidated balance sheets, were $89.8 million at December 31, 2018 ($139.2 million at December 31, 2017). Dividends payable, included in accrued expenses and other current liabilities in the consolidated balance sheets, were $123.4 million at December 31, 2018 ($121.8 million at December 31, 2017).

11. Debt and Other Financing Arrangements

	(in thousands)
December 31,	2018	2017
Industrial revenue bonds due from 2020 to 2040*	$1,010,600	$1,010,600
Notes, 5.85%, due 2018	—	500,000
Notes, 4.125%, due 2022	600,000	600,000
Notes, 4.0%, due 2023	500,000	500,000
Notes, 3.95%, due 2028	500,000	—
Notes, 6.40%, due 2037	650,000	650,000
Notes, 5.20%, due 2043	500,000	500,000
Notes, 4.40%, due 2048	500,000	—

Total long-term debt	4,260,600	3,760,600
Less debt issuance costs	27,324	18,358

Total amounts outstanding	4,233,276	3,742,242
Less current maturities	—	500,000

Total long-term debt due after one year	$4,233,276	$3,242,242

*	The industrial revenue bonds had variable rates ranging from 1.88% to 2.03% at December 31, 2018 and 1.65% to 1.92% at December 31, 2017, respectively.

Annual aggregate long-term debt maturities are: none in 2019, $20.0 million in 2020, none in 2021, $601.0 million in 2022, $500.0 million in 2023 and $3.14 billion thereafter.

In April 2018, Nucor issued $500.0 million of 3.95% notes due 2028 and $500.0 million of 4.40% notes due 2048. Net proceeds of the issuances were $986.1 million, of which $500.0 million was used to repay the $500.0 million of 5.85% notes that matured June 1, 2018. Costs of $11.9 million associated with the issuances have been capitalized and will be amortized over the lives of the notes.

During the second quarter of 2018, Nucor amended its $1.50 billion unsecured revolving credit facility to extend the maturity date from April 2021 to April 2023. Costs associated with the amendment were immaterial. The unsecured revolving credit facility provides up to $1.50 billion in revolving loans and allows up to $500.0 million in additional commitments at Nucor’s election in accordance with the terms set forth in the credit agreement. Up to the equivalent of $850.0 million of the credit facility is available for foreign currency loans, up to $100.0 million is available for the issuance of letters of credit and up to $500.0 million is available for the issuance of revolving loans for Nucor subsidiaries in accordance with terms set forth in the credit agreement. The credit facility provides for a pricing grid based upon the credit rating of Nucor’s senior unsecured long-term debt and, alternatively, interest rates quoted by lenders in connection with competitive bidding. The credit facility includes customary financial and other covenants, including a limit on the ratio of funded debt to total capital of 60%, a limit on Nucor’s ability to pledge the Company’s assets and a limit on consolidations, mergers and sales of assets. As of December 31, 2018, Nucor’s funded debt to total capital ratio was 30%, and Nucor was in compliance with all covenants under the credit facility. No borrowings were outstanding under the credit facility as of December 31, 2018 and 2017.

Harris Steel has credit facilities totaling approximately $7.5 million, with no outstanding borrowings at December 31, 2018 ($7.8 million at December 31, 2017). In addition, the business of Nucor Trading S.A. is financed by uncommitted trade credit arrangements with a number of European banking institutions. As of December 31, 2018, Nucor Trading S.A. had outstanding borrowings of $57.9 million, which is presented in short-term debt in the consolidated balance sheets ($52.8 million at December 31, 2017).

Letters of credit totaling $56.2 million were outstanding as of December 31, 2018 ($40.0 million as of December 31, 2017), related to certain obligations, including workers’ compensation, utilities deposits and credit arrangements by Nucor Trading S.A. for commitments to purchase inventories.

12. Capital Stock

The par value of Nucor’s common stock is $0.40 per share and there are 800 million shares authorized. In addition, 250,000 shares of preferred stock, par value of $4.00 per share, are authorized, with preferences, rights and restrictions as may be fixed by the Board of Directors. There are no shares of preferred stock issued or outstanding.

Dividends declared per share were $1.5400 in 2018 ($1.5125 per share in 2017 and $1.5025 per share in 2016).

The Company repurchased $854.0 million of its common stock in 2018 ($90.3 million in 2017 and $5.2 million in 2016).

On September 6, 2018, the Company announced that the Board of Directors had approved a share repurchase program under which the Company is authorized to repurchase up to $2.0 billion of the Company’s common stock. Share repurchases will be made from time to time in the open market at prevailing market prices, through private transactions or block trades. The timing and amount of repurchases will depend on market conditions, share price, applicable legal requirements and other factors. The share repurchase authorization is discretionary and has no expiration date. The Board of Directors also terminated any previously authorized repurchase programs. At December 31, 2018, the Company had approximately $1.5 billion available for share repurchases under the program.

13. Derivative Financial Instruments

The following tables summarize information regarding Nucor’s derivative instruments (in thousands):

		Fair Value at
Fair Value of Derivative Instruments		December 31,
	Consolidated Balance Sheet Location	2018	2017
Asset derivatives designated as hedging instruments:
Commodity contracts	Other current assets	$100	$—
Asset derivatives not designated as hedging instruments:
Commodity contracts	Other current assets	2,617	—
Foreign exchange contracts	Other current assets	2,055	479

Total asset derivatives not designated as hedging instruments		4,672	479

Total asset derivatives		$4,772	$479

Liability derivatives designated as hedging instruments:
Commodity contracts	Accrued expenses and other current liabilities	$—	$(2,100)
Commodity contracts	Deferred credits and other liabilities	(8,600)	(2,400)

Total liability derivatives designated as hedging instruments		(8,600)	(4,500)

Liability derivatives not designated as hedging instruments:
Commodity contracts	Accrued expenses and other current liabilities	—	(4,031)

Total liability derivatives		$(8,600)	$(8,531)

The Effect of Derivatives Instruments on the Consolidated Statements of Earnings

Derivatives Designated as Hedging Instruments for the Year Ended December 31, (in thousands)
Derivatives in Cash Flow Hedging Relationships	Statement of Earnings Location	Amount of Gain or (Loss), net of tax, Recognized in OCI on Derivatives (Effective Portion)			Amount of Gain or (Loss), net of tax, Reclassified from Accumulated OCI into Earnings on Derivatives (Effective Portion)			Amount of Gain or (Loss), net of tax, Recognized in Earnings on Derivatives (Ineffective Portion)
		2018	2017	2016	2018	2017	2016	2018	2017	2016
Commodity contracts	Cost of products sold	$(3,568)	$(4,523)	$2,570	$132	$(973)	$(9,880)	$—	$—	$—

Derivatives Not Designated as Hedging Instruments for the Year Ended December 31, (in thousands)
Derivatives Not Designated as Hedging Instruments	Statement of Earnings Location	Amount of Gain or (Loss) Recognized in Earnings on Derivatives
		2018	2017	2016
Commodity contracts	Cost of products sold	$14,572	$(11,973)	$(3,251)
Foreign exchange contracts	Cost of products sold	3,609	(3,344)	238

Total		$18,181	$(15,317)	$(3,013)

At December 31, 2018, natural gas swaps covering approximately 47.0 million MMBTUs (extending through December 2022) were outstanding.

14. Fair Value Measurements

The following table summarizes information regarding Nucor’s financial assets and liabilities that are measured at fair value as of December 31, 2018 and 2017. Nucor does not have any non-financial assets or liabilities that are measured at fair value on a recurring basis.

		(in thousands) Fair Value Measurements at Reporting Date Using
Description	Carrying Amount in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2018
Assets:
Cash equivalents	$1,084,319	$1,084,319	$—	$—
Derivative contracts	4,772	—	4,772	—

Total assets	$1,089,091	$1,084,319	$4,772	$—

Liabilities:
Derivative contracts	$(8,600)	$—	$(8,600)	$—

As of December 31, 2017
Assets:
Cash equivalents	$594,946	$594,946	$—	$—
Short-term investments	50,000	50,000	—	—
Derivative contracts	479	—	479	—

Total assets	$645,425	$644,946	$479	$—

Liabilities:
Derivative contracts	$(8,531)	$—	$(8,531)	$—

Fair value measurements for Nucor’s cash equivalents and short-term investments are classified under Level 1 because such measurements are based on quoted market prices in active markets for identical assets. Fair value measurements for Nucor’s derivatives, which are typically commodity or foreign exchange contracts, are classified under Level 2 because such measurements are based on published market prices for similar assets or are estimated based on published market prices for similar assets or are estimated based on observable inputs such as interest rates, yield curves, credit risks, spot and future commodity prices and spot and future exchange rates. There were no transfers between levels in the fair value hierarchy for the periods presented.

The fair value of short-term and long-term debt, including current maturities, was approximately $4.45 billion at December 31, 2018 (approximately $4.19 billion at December 31, 2017). The debt fair value estimates are classified under Level 2 because such estimates are based on readily available market prices of our debt at December 31, 2018 and 2017, or similar debt with the same maturities, ratings and interest rates.

15. Contingencies

Nucor is subject to environmental laws and regulations established by federal, state and local authorities and, accordingly, makes provisions for the estimated costs of compliance. Of the undiscounted total of $18.4 million of accrued environmental costs at December 31, 2018 ($17.1 million at December 31, 2017), $7.0 million was classified in accrued expenses and other current liabilities ($3.8 million at December 31, 2017) and $11.4 million was classified in deferred credits and other liabilities ($13.3 million at December 31, 2017). Inherent uncertainties exist in these estimates primarily due to unknown conditions, evolving remediation technology and changing governmental regulations and legal standards.

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

16. Stock-Based Compensation

Overview

The Company maintains the Nucor Corporation 2014 Omnibus Incentive Compensation Plan (the “Omnibus Plan”) under which the Company may award stock-based compensation to key employees, officers and non-employee directors. The Company’s stockholders approved the Omnibus Plan on May 8, 2014. The Omnibus Plan permits the award of stock options, restricted stock units, restricted shares and other stock-based awards for up to 13.0 million shares of the Company’s common stock. As of December 31, 2018, 5.9 million shares remained available for award under the Omnibus Plan.

The Company also maintains a number of inactive plans under which stock-based awards remain outstanding but no further awards may be made. As of December 31, 2018, 1.9 million shares were reserved for issuance upon the future settlement of outstanding awards under such inactive plans.

Stock Options

Stock options may be granted to Nucor’s key employees, officers and non-employee directors with exercise prices at 100% of the market value on the date of the grant. The stock options granted are generally exercisable at the end of three years and have a term of 10 years.

A summary of activity under Nucor’s stock option plans is as follows (shares in thousands):

	2018		2017		2016
Year Ended December 31,	Shares	Weighted - Average Exercise Price	Shares	Weighted - Average Exercise Price	Shares	Weighted - Average Exercise Price
Number of shares under option:
Outstanding at beginning of year	4,106	$47.96	3,591	$45.32	3,092	$43.51
Granted	265	$65.80	698	$59.07	899	$48.80
Exercised	(543)	$44.33	(183)	$38.56	(400)	$39.19
Canceled	—	—	—	—	—	—

Outstanding at end of year	3,828	$49.71	4,106	$47.96	3,591	$45.32

Options exercisable at end of year	2,112	$45.41	1,809	$43.39	1,557	$40.80

The total intrinsic value of stock options (the amount by which the stock price exceeded the exercise price of the stock option on the date of exercise) that were exercised during 2018 was $12.6 million ($4.5 million in 2017 and $6.8 million in 2016).

The following table summarizes information about stock options outstanding at December 31, 2018 (shares in thousands):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$35.00 - $45.00	967	3.7 years	$40.31	967	$40.31
45.01 - 55.00	1,897	6.7 years	$48.81	1,064	$48.81
55.01 - 65.00	698	8.4 years	$59.07	48	$59.07
65.01 - 75.00	266	9.4 years	$65.80	33	$65.80

$35.00 - $75.00	3,828	6.4 years	$49.71	2,112	$45.41

As of December 31, 2018, the total aggregate intrinsic value of stock options outstanding and stock options exercisable was $16.8 million and $14.3 million, respectively.

The grant date fair value of stock options granted was $15.07 per share in 2018 ($12.61 per share in 2017 and $9.12 per share in 2016). The fair value was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2018	2017	2016
Exercise price	$65.80	$59.07	$48.80
Expected dividend yield	2.31%	2.56%	3.07%
Expected stock price volatility	25.28%	26.53%	26.14%
Risk-free interest rate	2.85%	2.02%	1.67%
Expected life (in years)	6.5	6.5	6.5

Stock options granted to employees who are eligible for retirement on the date of grant are expensed immediately since these awards vest upon retirement from the Company. Retirement, for purposes of vesting in these stock options, means termination of employment after satisfying age and years of service requirements. Similarly, stock options granted to employees who will become retirement-eligible prior to the end of the vesting term are expensed over the period through which the employee will become retirement-eligible. Compensation expense for stock options granted to employees who will not become retirement-eligible prior to the end of the vesting term is recognized on a straight-line basis over the vesting period. Compensation expense for stock options was $4.6 million in 2018 ($8.2 million in 2017 and $7.8 million in 2016). As of December 31, 2018, unrecognized compensation expense related to stock options was $1.6 million, which is expected to be recognized over a weighted-average period of 1.7 years.

Restricted Stock Units

Nucor annually grants restricted stock units (“RSUs”) to key employees, officers and non-employee directors. The RSUs granted to key employees and officers vest and are converted to common stock in three equal installments on each of the first three anniversaries of the grant date provided that a portion of the RSUs awarded to officer prior to 2018 vest only upon the officer’s retirement. Retirement, for purposes of vesting in these RSUs only, means termination of employment with approval of the Compensation and Executive Development Committee of the Board of Directors after satisfying age and years of service requirements. RSUs granted to a non-employee director are fully vested on the grant date and are payable to the non-employee director in the form of common stock after the termination of the director’s service on the Board of Directors.

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

The fair value of an RSU is determined based on the closing price of Nucor’s common stock on the date of the grant.

A summary of Nucor’s RSU activity is as follows (shares in thousands):

	2018		2017		2016
		Grant Date		Grant Date		Grant Date
Year Ended December 31,	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value
Restricted stock units:
Unvested at beginning of year	1,071	$52.62	1,040	$48.47	1,031	$47.93
Granted	1,013	$65.80	721	$59.07	723	$48.80
Vested	(827)	$58.98	(677)	$53.17	(681)	$48.09
Canceled	(11)	$55.02	(13)	$50.21	(33)	$46.44

Unvested at end of year	1,246	$59.09	1,071	$52.62	1,040	$48.47

Compensation expense for RSUs was $54.3 million in 2018 ($38.0 million in 2017 and $33.9 million in 2016). The total fair value of shares vested during 2018 was $54.4 million ($39.9 million in 2017 and $33.4 million in 2016). As of December 31, 2018, unrecognized compensation expense related to unvested RSUs was $46.7 million, which is expected to be recognized over a weighted-average period of 1.7 years.

Restricted Stock Awards

Prior to their expiration effective December 31, 2017, the Nucor Corporation Senior Officers Long-Term Incentive Plan and the Nucor Corporation Senior Officers Annual Incentive Plan authorized the award of shares of common stock to officers subject to certain conditions and restrictions. Effective January 1, 2018, the Company adopted supplements to the Omnibus Plan with terms that permit the award of shares of common stock to officers subject to the conditions and restrictions described below, which are substantially similar to those of the expired Senior Officers Long-Term Incentive Plan and Senior Officers Annual Incentive Plan. The expired Senior Officers Long-Term Incentive Plan, together with the applicable supplement, is referred to below as the “LTIP,” and the expired Senior Officers Annual Incentive Plan, together with the applicable supplement, is referred to below as the “AIP.”

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

The AIP provides for the payment of annual cash incentive awards. An AIP participant may elect, however, to defer payment of up to one-half of an AIP award. In such event, the deferred AIP award is converted into common stock units and credited with a deferral incentive, in the form of additional common stock units, equal to 25% of the number of common stock units attributable to the deferred AIP award. Common stock units attributable to deferred AIP awards are fully vested. Common stock units credited as a deferral incentive vest upon the AIP participant’s attainment of age 55 while employed by Nucor. Vested common stock units are paid to AIP participants in the form of shares of common stock following their termination of employment with Nucor.

A summary of Nucor’s restricted stock activity under the AIP and the LTIP is as follows (shares in thousands):

	2018		2017		2016
		Grant Date		Grant Date		Grant Date
Year Ended December 31,	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value
Restricted stock awards and units:
Unvested at beginning of year	91	$54.50	67	$45.77	63	$48.07
Granted	256	$67.68	172	$60.62	123	$44.03
Vested	(217)	$64.95	(148)	$51.72	(116)	$45.16
Canceled	—	—	—	—	(3)	$45.75

Unvested at end of year	130	$62.97	91	$54.50	67	$45.77

Compensation expense for common stock and common stock units awarded under the AIP and the LTIP is recorded over the performance measurement and vesting periods based on the anticipated number and market value of shares of common stock and common stock units to be awarded. Compensation expense for anticipated awards based upon Nucor’s financial performance, exclusive of amounts payable in cash, was $14.6 million in 2018 ($17.9 million in 2017 and $14.8 million in 2016). The total fair value of shares vested during 2018 was $14.7 million ($9.0 million in 2017 and $5.2 million in 2016). As of December 31, 2018, unrecognized compensation expense related to unvested restricted stock awards was $1.6 million, which is expected to be recognized over a weighted-average period of 1.7 years.

17. Employee Benefit Plans

Nucor makes contributions to a Profit Sharing and Retirement Savings Plan for qualified employees based on the profitability of the Company. Nucor’s expense for these benefits totaled $307.9 million in 2018 ($169.4 million in 2017 and $129.0 million in 2016). The related liability for these benefits is included in salaries, wages and related accruals in the consolidated balance sheets.

Nucor also has a medical plan covering certain eligible early retirees. The unfunded obligation, included in deferred credits and other liabilities in the consolidated balance sheets, totaled $25.5 million at December 31, 2018 ($25.1 million at December 31, 2017). The expense associated with this early retiree medical plan totaled $2.1 million in 2018 ($2.2 million in 2017 and $0.6 million in 2016). The discount rate is used by Nucor in determining its benefit obligation and was 4.24% in 2018 (3.6% in 2017 and 4.2% in 2016). The health care cost increase trend rate used was 6.3% in 2018 (6.6% in 2017 and 6.8% in 2016). The health care cost increase in the trend rate is projected to decline gradually to 4.5% by 2037.

18. Interest Expense (Income)

The components of net interest expense are as follows (in thousands):

	Year Ended December 31,
	2018	2017	2016
Interest expense	$161,256	$187,282	$181,179
Interest income	(25,721)	(13,702)	(11,935)

Interest expense, net	$135,535	$173,580	$169,244

Interest paid was $165.7 million in 2018 ($186.8 million in 2017 and $183.4 million in 2016). Interest expense for 2018 decreased compared to 2017 in part due to a benefit received from entering into and settling a treasury lock instrument in anticipation of the Company’s debt issuance in the second quarter of 2018. The Company did not elect hedge accounting for this instrument.

19. Income Taxes

The Tax Reform Act made significant changes to U.S. tax law that impacted the Company, including permanently lowering the U.S. corporate federal income tax rate from 35% to 21% and the elimination of the domestic manufacturing deduction effective for tax years beginning after December 31, 2017. The Tax Reform Act also included a one-time transition tax on the deemed repatriation of certain foreign earnings associated with the move to the territorial system. In addition to the move to a territorial system the Tax Reform Act created two new U.S. tax base-erosion provisions, the global intangible low-taxed income (“GILTI”) and the base-erosion and anti-abuse tax (“BEAT”) provisions. The impact of GILTI and BEAT to the Company’s 2018 financials was immaterial.

The staff of the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the application of Accounting Standards Codification 740, Income Taxes, in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Reform Act. Reflected in our 2017 financial results, and in accordance with SAB 118, were certain provisional income tax effects of the 2017 Tax Reform Act, including a net $175.2 million of tax benefit recorded primarily due to the revaluation of our U.S. net deferred tax liabilities from 35% to 21%. The Company, provisionally, did not include any tax impact related to the transition tax in its consolidated financial statements for the year ended December 31, 2017. In 2018, upon completion of its 2017 federal tax return, Nucor finalized the analysis of the previously estimated one-time transition tax. Nucor included a transition tax expense of $2.4 million in its 2018 financial results. A tax expense of $3.4 million was also recognized in 2018 related to the revaluation of temporary return to provision adjustments. These adjustments, as allowed under SAB 118 completed Nucor’s accounting for the Tax Reform Act.

Components of earnings (losses) from continuing operations before income taxes and noncontrolling interests are as follows (in thousands):

	Year Ended December 31,
	2018	2017	2016
United States	$3,160,111	$1,610,652	$1,241,117
Foreign	69,280	139,305	57,542

	$3,229,391	$1,749,957	$1,298,659

The provision for income taxes consists of the following (in thousands):

	Year Ended December 31,
	2018	2017	2016
Current:
Federal	$633,868	$504,865	$286,224
State	96,622	37,308	27,353
Foreign	14,800	48,386	13,211

Total current	745,290	590,559	326,788

Deferred:
Federal	4,953	(207,006)	71,777
State	6,847	(4,533)	5,193
Foreign	(8,783)	(9,634)	(5,515)

Total deferred	3,017	(221,173)	71,455

Total provision for income taxes	$748,307	$369,386	$398,243

A reconciliation of the federal statutory tax rate (21% in 2018 and 35% in 2017 and 2016) to the total provision is as follows:

	Year Ended December 31,
	2018	2017	2016
Taxes computed at statutory rate	21.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	2.52%	1.22%	1.67%
Federal research credit	-0.14%	-0.24%	-0.28%
Domestic manufacturing deduction	0.00%	-2.58%	-2.11%
Equity in losses of foreign joint venture	0.08%	0.13%	0.27%
Foreign rate differential	-0.07%	-0.62%	-1.05%
Noncontrolling interests	-0.78%	-1.24%	-2.81%
Tax Reform Act	0.18%	-10.01%	0.00%
Out-of-period correction	0.00%	0.00%	-0.22%
Other, net	0.38%	-0.55%	0.20%

Provision for income taxes	23.17%	21.11%	30.67%

For the year ended December 31, 2018 the effective tax rate on continuing operations increased 2.06% versus the prior year period to 23.17%. The increase in rate between 2017 and 2018 is primarily due to the increase in the effective rate for state income taxes and the write-off of $21.3 million (0.66%, included in the 2018 Other, net line) of deferred tax assets due to the change in the tax status of a subsidiary in 2018. The Tax Reform Act impacted the effective rates of both 2018 and 2017. The impacts on the 2018 effective rate include the lower federal income tax rate of 21% (35% in 2017), the loss of the domestic manufacturing deduction (-2.58% in 2017) and the two SAB 118 adjustments mentioned above. These SAB 118 adjustments had an impact of 0.18% on the 2018 effective tax rate and are included in the 2018 Tax Reform Act line. The 2017 effective tax rate included a provisional net benefit of $175.2 million (-10.01%) mainly driven by the revaluation of the Company’s net U.S. deferred tax assets and liabilities due to the enactment of the Tax Reform Act.

Deferred tax assets and liabilities resulted from the following (in thousands):

	December 31,
	2018	2017
Deferred tax assets:
Accrued liabilities and reserves	$128,553	$127,955
Allowance for doubtful accounts	20,134	15,136
Inventory	63,950	61,522
Post-retirement benefits	8,746	9,167
Commodity hedges	1,393	2,056
Net operating loss carryforward	27,131	19,895
Tax credit carryforwards	16,792	92,380
Other deferred tax assets	779	—
Valuation allowance	(30,104)	(96,107)

Total deferred tax assets	237,374	232,004

Deferred tax liabilities:
Holdbacks and amounts not due under contracts	$(10,731)	$(10,214)
Intangibles	(167,374)	(164,716)
Property, plant and equipment	(390,575)	(385,815)

Total deferred tax liabilities	(568,680)	(560,745)

Total net deferred tax liabilities	$(331,306)	$(328,741)

On August 9, 2018, the Treasury Department issued regulations on the one-time transition tax included in the Tax Reform Act. Information included in the proposed regulations changed the Company’s treatment of a distribution and related foreign taxes for 2017 federal income tax return purposes. This change removed $59.9 million of the foreign tax credit carryforward and corresponding valuation allowance. An additional $14.5 million of foreign tax credit carryforward and corresponding valuation allowance were written off in first quarter of 2018 with the change in the tax status of a subsidiary.

Non-current deferred tax assets included in other assets were $0.7 million at December 31, 2018 ($0.6 million at December 31, 2017). Non-current deferred tax liabilities included in deferred credits and other liabilities were $332.0 million at December 31, 2018 ($329.3 million at December 31, 2017). Current federal and state income taxes receivable included in other current assets were $26.2 million at December 31, 2018 ($212.5 million at December 31, 2017). Nucor paid $561.1 million in net federal, state and foreign income taxes in 2018 ($699.8 million and $329.3 million in 2017 and 2016, respectively).

The Tax Reform Act provided for a one-time deemed mandatory repatriation of post-1986 undistributed foreign subsidiary earnings and profits. Nucor’s deemed repatriation of foreign earnings was mainly offset by foreign deficits. Under the Tax Reform Act, this deemed repatriation creates previously taxed income for future distributions and provides a dividends received deduction with the move to the territorial system. While Nucor considers future earnings to be permanently reinvested, this means that future distributions will likely be of a nontaxable manner. Therefore, the Company has not recognized deferred tax liabilities on its investment in foreign subsidiaries that satisfy the permanent reinvestment requirements (the deferred tax liabilities on the investments in foreign subsidiaries not permanently reinvested are immaterial). If this assertion of permanent reinvestment were to change there may be deferred tax liabilities related to the withholding tax impacts on the actual distribution of certain cumulative undistributed foreign earnings, but the Company believes this amount to be immaterial.

State net operating loss carryforwards were $483.0 million at December 31, 2018 ($605.9 million at December 31, 2017). If unused, they will expire between 2019 and 2038. Foreign net operating loss carryforwards were $58.6 million at December 31, 2018 ($28.3 million at December 31, 2017). If unused, they will expire between 2029 and 2037.

At December 31, 2018, Nucor had approximately $48.6 million of unrecognized tax benefits, of which $48.0 million would affect Nucor’s effective tax rate, if recognized. At December 31, 2017, Nucor had approximately $48.8 million of unrecognized tax benefits, of which $48.2 million would affect Nucor’s effective tax rate, if recognized.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits recorded in deferred credits and other liabilities is as follows (in thousands):

	December 31,
	2018	2017	2016
Balance at beginning of year	$48,845	$44,088	$50,510
Additions based on tax positions related to current year	16,424	11,154	6,157
Reductions based on tax positions related to current year	—	—	—
Additions based on tax positions related to prior years	199	2,556	147
Reductions based on tax positions related to prior years	(8,198)	(5,461)	(8,201)
Reductions due to settlements with taxing authorities	(2,160)	—	(258)
Reductions due to statute of limitations lapse	(6,505)	(3,492)	(4,267)

Balance at end of year	$48,605	$48,845	$44,088

We estimate that in the next twelve months, our gross uncertain tax positions, exclusive of interest, could decrease by as much as $7.4 million, as a result of the expiration of the statute of limitations.

During 2018, Nucor recognized $4.0 million of benefit in interest and penalties ($2.2 million of benefit in 2017 and $2.8 million of benefit in 2016). The interest and penalties are included in interest expense and other expenses, respectively, in the consolidated statements of earnings. As of December 31, 2018, Nucor had approximately $11.2 million of accrued interest and penalties related to uncertain tax positions on the consolidated balance sheet (approximately $16.1 million at December 31, 2017).

Nucor has concluded U.S. federal income tax matters for years through 2014. The tax years 2015 through 2017 remain open to examination by the Internal Revenue Service. The Canada Revenue Agency has concluded its examination of the 2012 and 2013 Canadian returns for Harris Steel Group Inc. and certain related affiliates. The 2015 tax year is currently under examination by the Canadian Revenue Agency. In January 2019, the Trinidad and Tobago Inland Revenue Division initiated an audit of the Nu-Iron Unlimited 2013 corporate income tax return. The tax years 2011 through 2017 remain open to examination by other major taxing jurisdictions to which Nucor is subject (primarily Canada and other state and local jurisdictions).

20. Accumulated Other Comprehensive Income (Loss)

The following tables reflect the changes in accumulated other comprehensive income (loss) by component (in thousands):

	Gains and (Losses) on	Foreign Currency	Adjustment to Early
	Hedging Derivatives	Gains (Losses)	Retiree Medical Plan	Total
December 31, 2017	$(2,800)	$(257,513)	$5,632	$(254,681)
Other comprehensive income (loss) before reclassifications	(3,568)	(47,133)	1,731	(48,970)
Amounts reclassified from accumulated other comprehensive income (loss) into earnings (1)	(132)	—	(350)	(482)

Net current-period other comprehensive income (loss)	(3,700)	(47,133)	1,381	(49,452)

December 31, 2018	$(6,500)	$(304,646)	$7,013	$(304,133)

(1)

Includes ($132) and ($350) net-of-tax impact of accumulated other comprehensive income reclassifications into cost of products sold for net losses on commodity contracts and adjustment to early retiree medical plan, respectively. The tax impacts of these reclassifications were $0 and ($108), respectively.

	Gains and Losses on	Foreign Currency	Adjustment to Early
	Hedging Derivatives	Gains (Losses)	Retiree Medical Plan	Total
December 31, 2016	$750	$(326,170)	$7,577	$(317,843)
Other comprehensive income (loss) before reclassifications	(4,523)	68,657	(1,530)	62,604
Amounts reclassified from accumulated other comprehensive income (loss) into earnings (2)	973	—	(415)	558

Net current-period other comprehensive income (loss)	(3,550)	68,657	(1,945)	63,162

December 31, 2017	$(2,800)	$(257,513)	$5,632	$(254,681)

(2)

Includes $973 and ($415) net-of-tax impact of accumulated other comprehensive income reclassifications into cost of products sold for net losses on commodity contracts and adjustment to early retiree medical plan, respectively. The tax impacts of these reclassifications were $400 and ($279), respectively.

21. Earnings Per Share

The computations of basic and diluted net earnings per share are as follows (in thousands, except per share data):

Year Ended December 31,	2018	2017	2016
Basic net earnings per share:
Basic net earnings	$2,360,767	$1,318,688	$796,271
Earnings allocated to participating securities	(9,344)	(4,549)	(2,632)

Net earnings available to common stockholders	$2,351,423	$1,314,139	$793,639

Average shares outstanding	315,858	319,990	319,563

Basic net earnings per share	$7.44	$4.11	$2.48

Diluted net earnings per share:
Diluted net earnings	$2,360,767	$1,318,688	$796,271
Earnings allocated to participating securities	(9,317)	(4,539)	(2,631)

Net earnings available to common stockholders	$2,351,450	$1,314,149	$793,640

Diluted average shares outstanding:
Basic shares outstanding	315,858	319,990	319,563
Dilutive effect of stock options and other	875	783	259

	316,733	320,773	319,822

Diluted net earnings per share	$7.42	$4.10	$2.48

The following stock options were excluded from the computation of diluted net earnings per share because their effect would have been anti-dilutive (shares in thousands):

Year Ended December 31,	2018	2017	2016
Anti-dilutive stock options:
Weighted-average shares	156	407	942

Weighted-average exercise price	$65.80	$59.07	$47.04

22. Segments

Nucor reports its results in the following segments: steel mills, steel products and raw materials. The steel mills segment includes carbon and alloy steel in sheet, bars, structural and plate; steel trading businesses; rebar distribution businesses; and Nucor’s equity method investments in Duferdofin Nucor, NuMit and Nucor-JFE. The steel products segment includes steel joists and joist girders, steel deck, fabricated concrete reinforcing steel, cold finished steel, steel fasteners, metal building systems, steel grating, tubular products businesses, piling products business, and wire and wire mesh. The raw materials segment includes The David J. Joseph Company and its affiliates, primarily a scrap broker and processor; Nu-Iron Unlimited and Nucor Steel Louisiana, two facilities that produce direct reduced iron used by the steel mills; our natural gas production operations; and Nucor’s equity method investment in Hunter Ridge Energy Services LLC (“Hunter Ridge”). Nucor sold its 50% interest in Hunter Ridge during the third quarter of 2016. The steel mills, steel products and raw materials segments are consistent with the way Nucor manages its business, which is primarily based upon the similarity of the types of products produced and sold by each segment.

Previously, Nucor’s tubular products and piling products businesses were reported in the steel mills segment. In the first quarter of 2018, these businesses were reclassified to the steel products segment as part of a realignment of Nucor’s reportable segments to reflect the way in which they are now viewed by management and how segment performance assessments will be made by the chief operating decision maker beginning in such period. The segment data for the comparable periods has also been reclassified into the steel products segment in order to conform to the current year presentation. Additionally, the composition of assets by segment for the comparable periods was reclassified to conform to the current year presentation. This reclassification between segments did not have any impact on the consolidated asset balances.

Net interest expense, other income, profit sharing expense and stock-based compensation are shown under Corporate/eliminations. Corporate assets primarily include cash and cash equivalents, short-term investments, allowances to eliminate intercompany profit in inventory, deferred income tax assets, federal and state income taxes receivable and investments in and advances to affiliates.

Nucor’s results by segment are as follows (in thousands):

	Year Ended December 31,
	2018	2017	2016
Net sales to external customers:
Steel mills	$16,245,218	$12,929,709	$10,546,847
Steel products	6,796,501	5,579,744	4,452,649
Raw materials	2,025,560	1,742,940	1,208,626

	$25,067,279	$20,252,393	$16,208,122

Intercompany sales:
Steel mills	$3,924,160	$2,916,017	$2,066,547
Steel products	207,003	118,249	110,368
Raw materials	11,460,645	9,191,081	5,997,498
Corporate/eliminations	(15,591,808)	(12,225,347)	(8,174,413)

	$—	$—	$—

Depreciation expense:
Steel mills	$378,146	$377,210	$368,859
Steel products	80,681	76,992	45,674
Raw materials	161,666	172,699	191,466
Corporate	10,386	8,932	7,193

	$630,879	$635,833	$613,192

Amortization expense:
Steel mills	$9,400	$9,706	$7,632
Steel products	51,997	52,597	36,845
Raw materials	27,361	28,925	29,385

	$88,758	$91,228	$73,862

Earnings (loss) before income taxes and noncontrolling interests:
Steel mills	$3,500,085	$1,953,075	$1,680,156
Steel products	467,105	337,978	294,039
Raw materials	236,241	129,296	(95,121)
Corporate/eliminations	(974,040)	(670,392)	(580,415)

	$3,229,391	$1,749,957	$1,298,659

Segment assets:
Steel mills	$9,244,086	$7,671,217	$6,980,979
Steel products	4,734,636	4,323,907	3,651,118
Raw materials	3,492,126	3,396,110	3,235,237
Corporate/eliminations	449,740	450,024	1,356,184

	$17,920,588	$15,841,258	$15,223,518

Capital expenditures:
Steel mills	$720,310	$336,760	$357,545
Steel products	88,585	90,952	49,149
Raw materials	169,926	59,036	194,112
Corporate	18,435	20,326	16,871

	$997,256	$507,074	$617,677

Net sales by product were as follows (in thousands). Further product group breakdown is impracticable.

	Year Ended December 31,
	2018	2017	2016
Net sales to external customers:
Sheet	$7,571,765	$6,407,974	$5,178,467
Bar	4,709,292	3,558,806	2,886,648
Structural	1,830,476	1,317,995	1,277,547
Plate	2,133,685	1,644,934	1,204,185
Tubular Products	1,347,577	917,235	60,106
Rebar Fabrication	1,496,194	1,306,418	1,272,338
Other Steel Products	3,952,730	3,356,091	3,120,205
Raw Materials	2,025,560	1,742,940	1,208,626

	$25,067,279	$20,252,393	$16,208,122

23. Revenue

Revenue is recognized when obligations under the terms of contracts with our customers are satisfied; generally, this occurs upon shipment or when control is transferred. Revenue is measured as the amount of consideration expected to be received in exchange for transferring the goods. In addition, revenue is deferred when cash payments are received or due in advance of performance.

The durations of Nucor’s contracts with customers are generally one year or less. Customer payment terms are generally 30 days.

Contract liabilities are primarily related to deferred revenue resulting from cash payments received in advance from customers to protect against credit risk. Contract liabilities totaled $91.2 million as of December 31, 2018 ($72.3 million as of December 31, 2017), and are included in accrued expenses and other current liabilities in the consolidated balance sheets. The amount of revenue reclassified from the December 31, 2017 contract liabilities balance during 2018 was approximately $61.3 million.

The following table disaggregates our net sales by major source for 2018 (in thousands):

	Year Ended December 31, 2018
	Steel Mills	Steel Products	Raw Materials	Total
Sheet	$7,571,765	$—	$—	$7,571,765
Bar	4,709,292	—	—	4,709,292
Structural	1,830,476	—	—	1,830,476
Plate	2,133,685	—	—	2,133,685
Tubular Products	—	1,347,577	—	1,347,577
Rebar Fabrication	—	1,496,194	—	1,496,194
Other Steel Products	—	3,952,730	—	3,952,730
Raw Materials	—	—	2,025,560	2,025,560

	$16,245,218	$6,796,501	$2,025,560	$25,067,279

STEEL MILLS SEGMENT

Sheet – For the majority of sheet products, we transfer control and recognize a sale when we ship the product from the sheet mill to our customer. The amount of consideration we receive and revenue we recognize for spot market sales are based upon prevailing prices at the time of sale. The amount of consideration we receive and revenue we recognize for contract customers are based primarily on pricing formulae that permit price adjustments to reflect changes in the current market-based indices and/or raw material costs near the time of shipment.

The amount of tons sold to contract customers at any given time depends on a variety of factors, including our consideration of current and future market conditions, our strategy to appropriately balance spot and contract tons in a manner to meet our customers’ requirements while considering the expected profitability, our desire to sustain a diversified customer base and our end-use customers’ perceptions about future market conditions. These contracts are typically one year or less. Steel mills segment contract sales outside of our sheet operations are not significant.

Bar, Structural and Plate – For the majority of bar, structural and plate products, we transfer control and recognize a sale when we ship the product from the mill to our customer. The significant majority of bar, structural and plate product sales are spot market sales, and the amount of consideration we receive and revenue we recognize for those sales are based upon prevailing prices at the time of sale.

STEEL PRODUCTS SEGMENT

Tubular Products – The tubular products businesses transfer control and recognize a sale when the product is shipped from our operating locations to our customers. The significant majority of tubular product sales are spot market sales, and the amount of consideration we receive and revenue we recognize for those sales are based upon prevailing prices at the time of sale.

Rebar Fabrication – The majority of revenue for our rebar fabrication businesses relates to revenue from contracts with customers for the supply of fabricated rebar. For the majority of these transactions, we transfer control and recognize a sale when the products are shipped from our operating locations and collection is reasonably assured. Provisions for losses on incomplete contracts are made in the period in which such losses are determined.

Our rebar fabrication businesses also generate a significant amount of revenue from contracts with customers in which they supply fabricated rebar and install it at the customer’s job site. There are two performance obligations for these types of contracts: the supply of the fabricated rebar and the installation of the supplied rebar at the customer’s job site. For the supply of fabricated rebar performance obligation, we transfer control and recognize a sale when the product is delivered to our customer’s job site. The transaction price allocated to this performance obligation is determined at the start of the contract, based on the then current market price for supplied fabricated rebar. For the installation of supplied rebar performance obligation, we transfer control and recognize a sale when the delivered material is installed. The transaction price allocated to this performance obligation is determined at the start of the contract, based on the then current market price for the installation of fabricated rebar.

Variable consideration occurring from change orders and price escalations caused by changes in underlying material costs for previously satisfied performance obligations are recognized cumulatively in the period in which management believes that the amount of consideration is changed and collection is reasonably assured. Management reviews these situations on a case-by-case basis and considers a variety of factors, including relevant experience with similar types of performance obligations, our experience with the customer and collectability considerations.

Other Steel Products – Other steel products include our joist, deck, cold finish, metal building systems, piling and the other remaining businesses that comprise the steel products segment. Generally for these businesses, we transfer control and recognize a sale when we ship the product from our operating locations to our customers. The amount of consideration we receive and revenue we recognize for those sales are agreed upon with the customers before the product is shipped.

RAW MATERIALS SEGMENT

The majority of the raw materials segment revenue from outside customers is generated by The David J. Joseph Company and its affiliates. We transfer control and recognize a sale based on the terms of the agreement with the customer, which is generally when the product has met the delivery requirements. The amount of consideration we receive and revenue we recognize for those sales is based on the contract with the customer, which generally reflects current market prices at the time the contract is entered into.

24. Quarterly Information (Unaudited)

	(in thousands, except per share data)
	Year Ended December 31, 2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$5,568,419	$6,460,774	$6,742,202	$6,295,884
Gross margin (1)	726,406	1,166,590	1,290,150	1,112,262
Net earnings (2)	380,112	713,615	706,287	681,070
Net earnings attributable to Nucor stockholders (2)	354,179	683,153	676,656	646,779
Net earnings per share:
Basic	$1.11	$2.14	$2.13	$2.08
Diluted	$1.10	$2.13	$2.13	$2.07

	(in thousands, except per share data)
	Year Ended December 31, 2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$4,815,179	$5,174,769	$5,170,117	$5,092,328
Gross margin (3)	760,250	709,625	578,964	520,568
Net earnings (4)	377,648	341,724	266,105	395,094
Net earnings attributable to Nucor stockholders (4)	356,899	323,048	254,850	383,891
Net earnings per share:
Basic	$1.11	$1.00	$0.79	$1.20
Diluted	$1.11	$1.00	$0.79	$1.20

(1)	Second quarter results include a benefit of $9.6 million related to insurance recoveries. Third quarter results include a benefit of $18.0 million related to insurance recoveries.
(2)

First quarter results include the write off of deferred tax assets of $21.8 million due to the change in the tax status of a subsidiary. Second quarter results include a benefit of $23.3 million (which includes the amount in gross margin) related to insurance recoveries. Third quarter results include a non-cash impairment charge of $110.0 million related to our proved producing natural gas well assets, as well as a benefit of $24.8 million (which includes the amount in gross margin) related to insurance recoveries.

(3)	First quarter results include inventory-related purchase accounting charges of $9.8 million related to the acquisition of Southland and Republic.
(4)

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

DIVIDEND DISBURSING

DIVIDEND

REINVESTMENT

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, New York 11219

Phone 877/ 715-0504

Fax 718 /236-2641

ANNUAL MEETING

The 2019 annual meeting of stockholders will be held at 10:00 a.m. on Thursday, May 9, 2019 at the Charlotte Marriott SouthPark, 2200 Rexford Road, Charlotte, NC 28211.

STOCK LISTING

Nucor’s common stock is traded on the New York Stock Exchange under the symbol NUE. As of January 31, 2019, there were approximately 15,000 stockholders of record.

FORM 10-K

A copy of Nucor’s 2018 annual report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) is available to stockholders without charge upon request to A. Rae Eagle, General Manager and Corporate Secretary, at Nucor’s corporate office.

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

STOCK PERFORMANCE

This graphic comparison assumes the investment of $100 in Nucor Corporation common stock, $100 in the S&P 500 Index and $100 in the S&P 1500 Steel Group Index, all at year-end 2013. The resulting cumulative total return assumes that cash dividends were reinvested. Nucor common stock comprised 39% of the S&P 1500 Steel Group Index at year-end 2018 (33% at year-end 2013).

THIS ANNUAL REPORT HAS BEEN PRINTED ON RECYCLED PAPER.